Form 20-F
period 2007-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2008-04-14
CIK 1381074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number: 001-33176

Fuwei Films (Holdings) Co., Ltd.
(Exact name of Registrant as specified in its charter)

_______________________________________________________________
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061
(Address of principal executive offices)

_____________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

As of April 11, 2008, there were 13,062,500 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes ☒ No

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

☒ Yes ☐  No

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

☐ Item 17 ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes ☒  No

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

Introduction

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2005, 2006, and 2007 and for the years ended December 31, 2005, 2006 and 2007.

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

The selected financial data at December 31, 2005, 2006 and 2007 and the years ended December 31, 2005, 2006 and 2007 have been prepared in accordance with U. S. GAAP, derived from and should be read with our audited consolidated financial statements, including notes to the consolidated financial statements, included in this Annual Report beginning on page F-1.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Year Ended
	December 31,
	2005	2006	2007
(in thousands, except per share data)	(RMB)	(RMB)	(RMB)	(US$)
Statement of Operations Data:
Revenues	346,205	436,884	449,373	59,083
Gross profit	87,115	102,543	99,842	13,127

Operating income	65,999	78,017	64,266	8,450
Interest expense	(13,747)	(12,884)	(12,643)	(1,662)

Income before income taxes	57,069	68,422	51,941	6,829

Net income	57,128	67,665	47,260	6,214
Earnings per share
Basic	74,096	61.46	3.62	0.48
Diluted	74,096	61.37	3.62	0.48

	As of December 31,
	2005	2006	2007
(in thousands)	(RMB)	(RMB)	(RMB)	(US$)
Balance Sheet Data:
Cash	7,427	249,939	30,909	4,237
Accounts receivable, net	46,129	75,530	58,195	7,978
Inventories	24,887	23,783	41,670	5,712
Total current assets	93,349	371,687	211,842	29,041
Property, plant and equipment, net	303,596	317,690	493,562	67,661
Total assets	440,361	738,082	738,975	101,304
Short-term bank loans	248,046	239,678	188,027	25,776
Total current liabilities	367,401	272,175	226,445	31,043
Total shareholders’ equity	72,960	465,907	512,530	70,262

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 0% for the period/year ended December 31, 2005 and 2006, and rate of 7.5% for the year ended December 2007, it would have had an EIT rate of 15%. Net income and basic and diluted earnings per share would be reduced by the following amounts:

	Year ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Net income	(8,736)	(10,453)	(4,340)	(571)
Earnings per share
basic	(11,331)	(9.50)	(0.33)	(0.04)
diluted	(11,331)	(9.48)	(0.33)	(0.04)

The 2007 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB 7.2946, which was the noon buying rate for U.S. dollars in effect on December 29, 2006 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2007, or at any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. In 2007 this change in policy resulted initially in an approximately 11.0% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005 and could result in further and more significant appreciations. Although the Company generates substantially all of its revenue in Renminbi which has become more valuable in U.S. dollars, the Company’s U.S. dollars cash deposits are subject to foreign currency translations which will impact net income.

We have calculated and presented our financial statements in Renminbi. Our business is primarily conducted in China and denominated in Renminbi. Reports will be made to shareholders and will be expressed in Renminbi. The conversion of Renminbi into U.S. dollars in this Annual Reports is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, The 2007 RMB amounts included in the accompanying consolidated balance sheet has been translated into U.S. dollars at the rate of US$1.00 = RMB 7.2946, being the noon buy rate for U.S. dollars in effect on December 31, 2007 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. The Company used average exchange rate of US$1=RMB 7.6058 to translate the consolidated statement of operations and statement of cash flow for the year ended December 31, 2007 and historical rate for the statement of stockholders’ equity for the year ended December 31, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and though restrictions on foreign trade.

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

	Average	High	Low	Period-end
	(Rmb per U.S.$1.00)
2002(1)	8.2770	8.2800	8.2669	8.2800
2003(1)	8.2770	8.2800	8.2765	8.2769
2004(1)	8.2768	8.2774	8.2764	8.2765
2005(1)	8.1472	8.2765	8.0702	8.0709
2006(1)8	7.9723	8.0702	7.8041	7.8041
2007(1)	7.6038	7.7881	7.2946	7.2946
October 2007(2)	7.5019	7.5158	7.4682	7.4682
November 2007(2)	7.4209	7.4582	7.3850	7.3850
December 2007(2)	7.3672	7.4070	7.2946	7.2946
January 2008(2)	7.2429	7.2946	7.1965	7.1965
February 2008(2)	7.1639	7.1973	7.1110	7.1110
March 2008(2)	7.07224	7.111	7.012	7.012

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.

(2)	Monthly average is calculated by averaging the daily rates during the relevant period.

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

Risks Related to Our Business

An increase in the prices of raw materials will lead to increased costs and may adversely affect our profit margins if we are unable to pass on such increases in costs to our customers

The total cost of raw materials made up approximately 77.6%, 80.9% and 76.0% respectively, of our cost of goods sold in 2005, 2006 and 2007. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 78.5% and 21.5% of our total cost of raw materials in the past three years.

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

International market prices for crude oil have been subject to wide swings in the last three years, due in large part to the unstable situation in Middle East and pricing increase agreed to among oil producing and consuming countries. However, the price of our major raw materials, PET resin, which are widely used in the textile industry in China, has not increased in line with the rising crude oil prices due to the dampened demand for PET resin from textile manufacturers in China from 2006 as a result of the anti-dumping policy exerted by the US and European countries. There has been some increase in the cost of our raw materials as a result of significant crude oil price spikes, and our ability to hedge against these fluctuations by either entering into long-term supply contracts or otherwise offsetting our exposure to these commodity price variations has been extremely limited. We currently have no hedging transactions in place with respect to PET resin or any other petroleum product.

If there is a significant increase in the cost of our raw materials and we are unable to pass on such increase to our customers on a timely basis or at all, our profit margins and results of operations will be adversely affected.

Entry of new BOPET producers in the PRC may increase the supply of, and decrease the prices of, BOPET film in the industry, and hence lead to a decline in our profit margins

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability and our past financial performance is attributable to our market position in the industry. Over time, there may be new entrants into our industry, whether as a result of increased access to the production technology of BOPET film or otherwise. Accordingly, we may experience increased competition and the entry of new BOPET producers will also lead to an increase in the industry supply of BOPET film resulting in more competitive pricing. We believe that our major competitors in the BOPET manufacturing market in the PRC are Dupont Hongji Films Foshan Co., Ltd, and Yihua Toray Polyester Film Co., Ltd. We may have to price our products in response to competitive market conditions and this may lead to a decline in our profit margins. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins will decrease and, our revenues and net income may also decrease.

In addition, China has gradually lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This can lead to increased competition from foreign companies in our industry, some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential would be adversely affected.

A significant portion of our revenue is derived from the flexible packaging industry in the PRC

A significant portion of our revenue is currently derived from the production and sale of BOPET film. Our BOPET film is largely used for the flexible packaging industry, such as relating to the processed food, pharmaceutical products, cosmetics, tobacco and alcohol. The demand for our BOPET film is therefore indirectly affected by the demand for flexible packaging.

Any decrease in the demand for our BOPET film will significantly affect our financial performance. Although demand for our BOPET film for packaging of processed food, pharmaceutical products, cosmetics, tobacco and alcohol has gradually been increasing, any significant fall in the consumption of the above-mentioned usages, could result in a decline in the sales of our products and adversely impact our financial condition, business and operation.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to develop new products and to effectively carry on our research and development and other efforts

Our success to date has been largely attributable to the contributions of key management and experienced personnel, particularly Xiaoan He, our Chairman and Chief Executive Officer, Bin Sun, our President, Xiaoming Wang, our Vice President for Production, and Xiuyong Zhang, our Vice President for Finance. We have entered into service agreements with these individuals. The loss of the services of Messrs. He, Sun, Wang, or Zhang, might impede the achievements of our development objectives and might damage the close business relationship we currently enjoy with some of our larger customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Except for Mr. He, we do not currently maintain any other key man insurance for our directors or officers.

Dr. Wenxun Sun, vice director of our R&D department, has been responsible for our R&D department since 2007. Dr. Sun has experience in the BOPET film industry for over ten years and has been working in our R&D department for the past seven years. In January 2008, we appointed Mr. Hanyong Lee as a vice president for Research & Development. If they didn’t effectively lead the R&D team to research and develop new products and facilitate the marketing process, or the Company is unable to receive their services continuously, or the Company is unable to recruit outstanding R&D personnel as a replacement, this may have adverse affect on our ability and progress on new products R&D, and may adversely affect our business results and market competitive capability.

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

On June 25, 2007, we announced the investigation of three controlling shareholders, Mr. Jun Yin, Mr. Duo Wang, and Mr. Tongju Zhou, and on September 28, 2007, the three shareholders have been arrested, relating to the suspicion of the Crime of Irregularities for Favoritism and to sell state-owned assets at low prices. Mr. Jun Yin is a 52.9% shareholder of us, and Mr. Tongju Zhou, a director of Fuwei Films, together with Mr. Duo Wang, indirectly own 12.5% of us.

We have, in the past, experienced and may, from time to time, experience negative working capital and we face risks associated with debt financing (including exposure to variation in interest rates)

Our total outstanding indebtedness, entirely comprising of short-term loans, as at December 31, 2007 was RMB 188.0 million (US$25.8 million). We have pledged property, plant and equipment and lease prepayments of RMB152.6 million as security for RMB 152.6 million of outstanding indebtedness. Subsequently, we renegotiated substantially all of our outstanding indebtedness resulting in approximately RMB 148.6 million of secured indebtedness of the total outstanding. In the event that we default on all or any portion of this indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property

We have applied for patents in respect of some of our processes, technologies and systems used in our business and by the end of 2007, we have received four patents from, and have three patent applications pending with, the PRC authorities. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. Furthermore, third parties may assert claims to our proprietary processes, technologies and systems. These proprietary processes, technologies and systems are important to our business as they allow us to maintain our competitive edge over our competitors.

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

We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future

Our future growth depends, to a considerable extent, on our ability to develop both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our BOPET film products. We have a limited number of customers outside China, mainly in Korea, the United States and Europe, etc. However, we have limited experience in operating outside mainland China, have limited experience with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.

We have encountered anti-dumping investigations in Korea and US. If we do not get approvals of the comparatively low anti-dumping tax rate in the final anti-dumping arbitration judgment, our overseas expansion strategy in our future business growth may be adversely affected.

The Korean Trading Committee has rendered a preparatory decision on dumping practices and their industrial injuries on March 26, 2008. The final judgment will be issued within 75 days after the initial judgment announced. At the end of March, we received the initial anti-dumping judgment from Korean Trading Committee. Fuwei has been provided with a comparatively low anti-dumping rate of 6.13%, which is far lower than that of the other Companies that have been investigated. US Department of Commerce has also officially initiated an anti-dumping case on October 18, 2007 to investigate the PET film imported from China. During the investigation, we have put forward application for the separate tax rate - which is the weighted-average tax rate on the companies that have been chosen to response to the claim compulsively, and submitted the questionnaire.

On December 26, 2007, US Department of Commerce has announced sample result and Chinese enterprise - Dupont Hongji and Jiangsu Jinzhongda has elected as enterprise forcefully defend against the case. Later, Jiangsu Jinzhongda has withdrawal from such investigation. By now, Dupont Hongji is the only enterprise forcefully defends against the case.

It is anticipated by US Department of Commerce that the initial judgment will be announced on April 25, 2008. According to documents we submitted, we expect that we could succeed in getting the separate tax rate if there is no very special condition occurred. However, if US Department of Commerce will not continue the sample investigation, the enterprises that ask for separate tax rate - like Fuwei Films - will get the same tax rate as Dupont Hongji.

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

Investor confidence and the market price of our shares may be adversely impacted if we or our independent registered public accountants are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2008, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002

As a public Company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report of management on the Company’s internal controls over financial reporting that contains our management’s assessment of the effectiveness of the Company’s internal controls for the fiscal year ended December 31, 2007 and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2008. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may not concur with our management’s assessment or may not issue a report that is unqualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could lead to a decline in the market price of our shares.

In 2007, we have implemented certain accounting policies and procedures relating to financial reporting under US GAAP; we are in the process of training of our financial personnel with US GAAP knowledge and experience as required to implement the relevant policies and procedures; and we have implemented our policies and procedures by the end of 2007. Furthermore, on April 25 2007, we have appointed Tullius Taylor Sartain & Sartain (“TTS&S”, a public accounting firm registered with the PCAOB and based in Tulsa City, Oklahoma) as our consultant for purposes of Sarbanes-Oxley Act Section 404 compliance, which we expect to improve our internal control over financial reporting. In 2007, with TTS&S’s assistance, we have evaluated, tested and will report on the effectiveness of our internal controls over financial reporting during the year ending December 31, 2007. We have documented, tested, and evaluated our internal controls as required.

Despite of this, some deficiencies were identified during our evaluation. During our year end audit it is possible that our external auditor will identify significant adjustments to our financial statements. If this happens, we will have to re-consider the controls that failed to prevent or detect the misstatements identified by the auditor. It is possible that we will identify a significant deficiency or material weakness in our internal controls over financial reporting at that time.

Also, there are certain controls that will not occur until close to the time of our annual filing. We have tested these controls during our quarterly filings and do not anticipate any deficiencies to be identified in these processes. However, it is possible that significant deficiencies or material weaknesses may be identified when we test certain financial reporting controls related to our annual filing.

Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services

Historically, we derived substantially all of our revenues from a single market, mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future and currently substantially all of our assets are located in China and all of our services are performed in China. In 2005, 2006 and 2007, sales to our customers in the PRC accounted for approximately 88%, 79% and 75.5% of our total revenue, respectively. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

Since 2007, the Chinese government has adjusted its macroeconomic-policies, and has increased bank loan interest rates and bank deposit reserve rates, to control the excess rapid investment growth, which results in the increase on financial costs, and creates a decrease in loan availability from bank. Furthermore, these changes may slow down the growth of domestic market reliance on BOPET film, and increase intense market competition, and bring adverse effect on the corporate financial result.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations

Our subsidiary Shandong Fuwei was converted into a wholly foreign owned enterprise in January 2005 and enjoys certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.” Accordingly, it is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. In addition, as a “High Technology Enterprise,” Shandong Fuwei currently enjoys enterprise income tax at an incentive rate of 15%. However, we cannot assure you that Shandong Fuwei will not lose its “High Technology Enterprise” status, and even if Shandong Fuwei successfully maintains its “High Technology Enterprise” status, its preferential tax treatment may be discontinued by the tax authorities at their discretion or pursuant to any future changes in PRC tax laws, rules and regulations. If that were to occur, Shandong Fuwei would be subject to a 25% standard enterprise income tax rate under the current tax laws from January 1, 2008 under the new tax law described below, which would significantly increase our effective tax rate and materially adversely affect our operating results.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law will take effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Shandong Fuwei. Enterprises established prior to March 16, 2007, eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as Shandong Fuwei, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “Government Developing High Technology Enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if Shandong Fuwei qualifies as a “Government Developing High Technology Enterprise”, it will continue to benefit from a preferential tax rate of 15%. Otherwise, Shandong Fuwei’s applicable tax rate may increase from its existing rate of 15% to the unified tax rate of 25% under the new tax law and in accordance with more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results.

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

Outbreak of SARS, Avian Influenza or other epidemics could materially and adversely affect our overall operations and results of operations

From March to July 2003, mainland China, Hong Kong, Singapore, Taiwan and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the H5N1 avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In the recent two years, infectious disease like Avian Influenza has occurred in high frequency worldwide, which would have adverse effect on the consumption on fowl packaged foods, and have influence on our products sales. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could lead to a substantial decrease in our revenues accompanied by an increase in our costs, resulting in lower levels of net income.

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

We develop, manufacture and distribute high quality plastic film using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as the food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as masking film, printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name “Fuwei Films.” Our customers include some of the world’s largest companies engaged in flexible packaging, including Alcan, Inc. of Canada. We also export our products to packaging customers and distributors in Korea, the US, and Europe, etc. The principal products we produce are namely:

•	Printing base film used in printing and lamination;

•	Stamping foil base film used for packaging of luxury items to increase the aesthetic presentation of the item;

•	Metallization film or aluminum plating base film used for vacuum aluminum plating for paper or flexible plastic lamination;

•	Transfer base film used for environmental friendly cigarettes and alcohol packaging;

•	High-gloss film used for aesthetically enhanced packaging purposes;

•	Heat-sealable film used for processed food packaging and other applications;

•	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging; and

•	Matte film used for printing, metallization, stamping and transfer metallization.

Since our establishment, all of our revenues have been derived from the sales of BOPET film, particularly our printing film, stamping film, metallization film, transfer film and high-gloss film.

We currently operate three production lines. The first is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. The second is a DMT 6.7 m (in width) production line, which began trial production of co-extruded BOPET or CBOPET in November 2003 and has an annual designed production capacity of 16,100 tons of BOPET/CBOPET film. CBOPET is a type of BOPET film comprising two outer co-polymer layers made from materials different from materials used for the core layer. The third is a leased production line that we leased in April 2007 with annual designed production capacity of 8,000 tons. As of December 31, 2007, our manufacturing operations had a total annual designed production capacity of 37,100 metric tons of BOPET/CBOPET film based upon 7,200 production hours per annum.

We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the eastern region of China. Our top five customers over the three years ended December 31, 2007 were Woo Sung Multi-film Co., Ltd., Kurz Stamping Technology (Hefei) Co., Ltd., F&D Overseas Co., Ltd. Dare Technical Co., Ltd. Danyang Advance Packaging Material Subsidiary Company, Taileng Vacuum Technology (Wuxi) Inc. Sales to Woo Sung Multi-film Co., Ltd. accounted for 0%, 0.9% and 8.5% in 2005, 2006 and 2007 respectively, while none of our other customers accounted for more than 10% of our total revenues in any such year. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as the production of thick BOPET film products to be used in electrical and electronics industries. The BOPET products for high-end and special usage used by these industries are currently imported and are costly. We began marketing and selling our products overseas to customers and distributors mainly in Korea, the United States and Europe, etc. in the second half of 2004. In 2005, 2006 and 2007 our sales to our overseas customers constituted approximately 12.1%, 21.0% and 24.5%, respectively, of our total revenue.

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

We have the capability to expand our product range and markets by introducing new products required by customers

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers. While other companies in our industry have also made significant advances in BOPET technology and production, we have introduced a variety of BOPET film products by developing and formulating our own blend of additives used in the production of BOPET film. In August 2003, we entered into a collaboration agreement with the Ha’rbin Institute of Technology, a leading university in the research of the polymer material field in China, to undertake joint initiatives for BOPET and other types of plastic films development. Under this collaboration agreement, the rights to any new product and technological developments belong to us. Our research and development team was headed by Dr. Wenxun Sun before the end of 2007, and comprised a total of thirteen technicians. In the beginning of 2008, we have recruited Mr. Hanyong Lee as Vice President of Research and Development, who has rich experience in R&D on film products and management.

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

We manufacture high quality products that can be customized for our clients

We implement and enforce stringent quality controls on our production process and products. As part of our production process, we formulate different blends of PET resins and additives to produce film with specific properties for our customers based on their requirements. In the course of our business, we have improved on our own formulations, which we believe have resulted in quality products that meet our customers’ requirements. In the area of laser holographic film, for example, we believe that we had the largest share of that market in the PRC in 2007 and 2006, based upon publicly available information.

We have an experienced management team with extensive industry experience

Our management team is led by our Chairman and Chief Executive Officer, Mr. Xiaoan He who has more than ten years of related experience in the plastics and packaging industries. He has been instrumental in our operations, contributing his knowledge and experience in the industry. He has also established strong relationships with our various customers and suppliers. He is assisted by our executive officers, Mr. Bin Sun and, Mr. Xiaoming Wang who each has many years of experience in industries related to the manufacturing and development of products in the PRC.

Dr. Wenxun Sun, vice director of our R&D department, has been responsible for our R&D department since 2007. Dr. Sun has experience in the BOPET film industry for over ten years and has been working in our R&D department for the past seven years. Dr. Sun mainly focuses on R&D and experiments of new products. In January 2008, we appointed Mr. Hanyong Lee as a vice president for Research & Development. Mr. Lee will analyze the BOPET specialty-film market and develop the Company's R&D strategy to meet the demands of the market.

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

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority
November 2003(1)	High Technology Enterprise Certificate	Shandong Province Science and Technology Committee

September 2004(2)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

January 2005(3)	Top 50 Industrial Enterprises in 2004	Weifang City local government

July 2006(4)	ISO 14001	International Organization for Standardization

December 2007 (5)	National high-and -new tech enterprise	Ministry of Science and Technology

January 2008 (6)
•  2007 Technology & Science Advanced Enterprises in Weifang High and New Technology Industrial Development Zone;

•  Advanced Enterprise of Foreign Export;

•  Advanced Enterprise in Promoting Foreign Investment;

•  Advanced Enterprise for Tax Payment

•  2007 Advanced Enterprise in Safety
Management Committee of Weifang High-and-new technological and industrial development zone

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

(3)& (6)	This citation generates goodwill with the government officials in Weifang city.

(4)
After strict examination and approval by China Environment United (Beijing) Certification Center Co., Ltd (Environment Conformity Assessment Center of State Environment Protection Bureau), Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006

(5)	Fuwei Films (Shandong) Co., Ltd. is originally regarded as High-and -new Tech Enterprise of Shandong Province and was awarded as National High-and -new Tech Enterprise in December 2007.

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

Our future plans include:

Continue construction of the new BOPET production line

We have commenced construction of a new production line capable of producing BOPET film that is between 50 to 200 microns thick on our current premises at Weifang City, PRC. The BOPET film produced using this new production line is targeted at industrial use, for example, TFT-LCD screen films. We expect to penetrate into the electrical and electronics industry with such new product offerings. Such industries for high-end and special usage currently rely on expensive imports as PRC manufacturers do not currently possess such production capabilities. The construction of the new BOPET production line has been postponed resulted from the shortage of funds, we expect the construction of our new BOPET film production line to be completed by the end of 2008. The total investment for this new production line is expected to be approximately US$35 million.

Expansion into overseas markets and promotion of our products in the PRC

We believe that the overseas markets hold significant potential for future growth. We believe that our venture into the overseas markets which began in 2004 has been successful. Although we are not focused on any particular overseas market, we have identified North America as an area of potential growth. We plan to leverage and expand our presence in overseas markets, particularly North America, Japan and Southeast Asia through trade fairs and seminars that have an international and overseas focus. With our low manufacturing and labor costs compared to overseas manufacturers, we believe that with high quality products and competitive pricing, we can capture market share in the overseas market. As we believe that the domestic market for BOPET products (in particular, CBOPET products) has significant potential for growth, we also intend to engage in promotional activities in this area. Such activities include participating in relevant seminars and exhibitions, advertising and further developing customer relationships.

Investment in research and development

As we have a strong focus on research and development, we plan to continue to invest substantially in this area. We have completed the construction of a small-scale production line for the purpose of conducting research and development. Such a production line may also be utilized for commercial production as and when the need arises. This new production line will be primarily used for research and development of multiple-layer BOPET films. Using a dedicated production line of a smaller production scale will enable us to save costs and reduce waste during the process of development, particularly during test production. We also intend to expand our research and development team by hiring additional research personnel.

On January 31, 2007, we obtained the first installment of a loan from the industrial development fund of our local government. In 2006, the Weifang government established the Hi & New Technology Project Industrial Development Fund for the purpose of enhancing the independent innovation and technical R&D ability of local enterprises, to support the development of local Hi & New Technology enterprises. Our subsidiary, Shandong Fuwei, previously obtained this grant, which will be used for the construction of Fuwei technology center trial production line project mentioned above.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. We currently produce BOPET films from the three production lines, with an aggregate annual designed production capacity of 37,100 metric tons with thicknesses varying between 8 - 125 microns.

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

We market our products under our brand name “Fuwei Films.” Our operations are based primarily in Shandong Province, the PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses in the PRC, in particular the eastern region. We also export our products to packaging customers and distributors mainly in Korea, the US, and Europe, etc.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2005, 2006 and 2007.

Category	2005	2006	2007
Printing film	29.9%	21.8%	18.6%
Stamping foil film	27.4%	22.9%	21.0%
Metallization film	11.5%	8.0%	6.8%
Special film	13.9%	36.7%	37.8%
Base film for other applications	17.3%	10.7%	15.8%

The above categorizes BOPET film products by application.

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

Production

Our operating subsidiary, Shandong Fuwei, currently operates three production lines. The first is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. The second is a DMT 6.7 m (in width) production line, which began trial production of CBOPET in November 2003 and has an annual designed production capacity of 16,100 tons of BOPET/CBOPET film. In addition, we have leased a production line in April 2007 with annual designed production capacity of 8,000 tons. As of December 31, 2007, Shandong Fuwei has a total annual designed production capacity of 37,100 metric tons of BOPET/CBOPET film.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2007, our total inventories amounted to approximately RMB 41.7 million and our raw materials, work-in-progress, finished goods and consumables and spare parts made up approximately 22.8%, 2.3%, 60.8% and 14.1% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We typically maintain sufficient raw materials for one weeks’ production. For our finished goods, we typically manufacture such goods upon our receipt of orders. We adopt a first-in-first-out method of inventory control.

Our inventory turnover periods (in days) for 2005, 2006 and 2007 were 30.2, 26.0 and 34.2, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

There were no provisions for inventory obsolescence, inventory written off or inventory written down to net realizable value in 2006 and 2007.

Manufacturing Facilities and Utilization Rates

As of December 31, 2007, we have the following production lines:

Production Line	Designed Production Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 9 years
DMT Production Line	16,100 tons per annum	Approximately 16 years
Leased Production Line	8,000 tons per annum	N/A

The designed production capacity as given by the manufacturer is determined based on the assumption of the production of a specific mix of BOPET films of varying thicknesses. Our Brückner and DMT production lines have been in use since 1996 and 2003, respectively. The production lines are depreciated on the straight-line method over their respective estimated useful lives.

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2005, 2006 and 2007, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2005	2006	2007	2005	2006	2007
Brückner Production Line	12,018	12,945	12,299	90.4%	99.6%	94.6%
DMT Production Line	11,689	14,669	12,378	32.9%	91.1%	76.9%
Leased Production Line	N/A	N/A	2,849	N/A	N/A	35.6%

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

As of December 31, 2007, our product inspection and quality control department was comprised of 17 employees. We have one manager, one deputy manager, one inspection supervisor, one quality control engineer, 12 end-product inspection technicians and one raw materials inspector. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensures that our production process, raw materials and end products are of the quality to our customers’ satisfaction. Only products which have been endorsed with our certified quality marks are delivered to our customers.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filters every 40 days and this replacement process takes about eight hours. We believe that because of our stringent maintenance policies, we have not faced any major disruptions in our production processes due to a breakdown or malfunction of our machinery and equipment. Our monthly average downtime for 2007 (primarily for maintenance) was less than 1.5% of our monthly production time.

For 2007, the rejection rates of our products were generally less than 0.66% of our total production volume. Defective or inferior products which do not fulfill our quality control standards are recycled. We ensure that these recycled products meet our customers’ quality standards and requirements before selling them to our customers.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

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

Heat-sealable film
Heat-sealable film is a three layers co-extruded biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. It can not only provide permanent seals to itself for package bag, but also to APET, CPET, PETG, etc. Heat-sealable film can be aluminized, printed and composite with other films. It is microwave ovenable film for packaging refrigerated and frozen foods.

High-gloss film
By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness, it can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake, metallic yarn, etc.

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives	Commercialization Date
In-line coating film for aluminized.	Give improved adhesion to aluminized layer. Used for barrier bag packaging tomato paste, chili sauce, etc.	October 2008

White film	used for print, composite, coating, etc. such as advertising lamphouse, release film, reflector film.	December 2008

DFR base film.	Used for dry film photo resist.	August 2008

Soft embossable film for holographic anti-fake	Can be embossed before aluminized, used in holographic anti fake area.	December. 2008

We have applied for patents in respect of some of our new processes, technologies and systems used in our business and, as of December 31, 2007, these are pending approvals from the relevant PRC authorities. We do not believe that the denial of any of these applications will affect our ability to continue to manufacture our products on a competitive basis. As our operations expand internationally, we plan to evaluate the benefits of seeking international protection of our intellectual property in relevant markets. In addition to our patent applications, we seek to protect our proprietary know-how by subjecting our employees to confidentiality, non-compete and non-solicitation obligations via our labor contracts with them and restricting access to our research and development center and access to technology know-how to authorized personnel.

Our expenditure on research and development, excluding staff salaries and related expenses, in 2005, 2006 and 2007 were as follows (000’s):

	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007
	RMB
Research and Development Expenses	1,157	3,650	1,596	(1)

(1)	In addition to the above-mentioned Expenses in 2007 of RMB 1,596 million, the R&D capital expenditure is RMB 48.77 million.

We view research and development as an essential part of our business. In the face of increasing competition, we increased our expenditure on research and development from 2005 to 2007, as we believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2007, our sales and marketing department comprised 18 employees in the domestic sales division and 5 employees in the international sales division. Our sales and marketing department is responsible for our market penetration, such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. In addition, we also conduct market research of the flexible packaging industry. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visit with our clients. They have established and maintained close business relationship with our key customers.

Customers and Markets

Over the past years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol.

The majority of our domestic customers are located in the eastern region of the PRC. Our overseas customers are mostly based in Korea, the US and Europe, etc. In 2006, sales from our domestic and overseas customers constituted approximately 79% and 21%, respectively, of our annual revenue. In 2007, sales from our overseas customers increased to approximately 24.5% of our total revenue. Although we are continuing to expand to international markets, as substantially all of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property. Please see the section entitled “Research and development, patents and licenses” on page 43 for an explanation of the extent to which our products are dependent on intellectual property protection.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2005, 2006 and 2007:

	Percentage of Total Revenue (%)
Name of Customer	2005	2006	2007
Woo Sung Multi -film Co. Ltd.	0.004	0.9	8.5
Kurz Stamping Technology (Hefei) Co., Ltd.	0.01	1.3	3.7
F&D Overseas Co,.Ltd.	ó	2.1	3.2
Dare Technical Co., Ltd. Danyang Advance Packaging Material Subsidiary Company	3.6	2.4	3.1
Taileng Vacum Technology (Wuxi) Inc.	0.3	0.6	3.1

Except for Woo Sung Multi -film Co. Ltd., none of our customers accounted for more than 5% of our total revenue in any of the previous three years.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our customers listed above.

Since the second half of 2004, we have begun the sale of specialized BOPET products. These products represented approximately 37.8% of our total revenue during the year ended December 31, 2007.

Sales

Because of our broad range of product offerings and customers, our sales and marketing efforts are generally specific to a particular product, customer or geographic region. Most of our products are sold by our own direct sales force. These salespeople, including our management, maintain close relationships with customers by paying visits to our customers from time to time to understand their needs, and to obtain their feedback and suggestions. Our sales personnel provide technical support to our customers when required. We also regularly invite our existing and potential customers to our manufacturing facilities for visits as we believe that such visits enable our customers to better understand our production processes and operations and also enhance our customers’ confidence in us.

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled via T/T and letters of credit, which generally have payment terms of between 30 and 60 days.

We offer a basic salary and commission package for our sales personnel. The scale for the commission payable is dependent on a number of factors such as sales completion targets, debt collection, and credit rating of our customers, customer service rendered, customer feedback and development of new customers.

Customer Service

We place great emphasis on good, fast and effective pre-sales and after-sales customer support services. As such, all our sales personnel have undergone stringent training and have sufficient knowledge and understanding of our products. Our sales personnel are responsible for coordinating and providing after-sales services which include following through with our customers’ orders, maintaining relationships with our customers, handling complaints effectively, ensuring that our customers’ needs are met and understanding the future needs of our customers. In the second half of 2007, we have established the Japanese Marketing office to provide better service to the Japanese customers.

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

•	referrals from existing customers as well as business associates to generate sales opportunities; and

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

The following are the suppliers that supplied 5% or more of our purchases of raw materials for each of the years ended December 31, 2005, 2006 and 2007:

		Percentage of total purchases (%)
Name of Supplier	Supply	2005	2006	2007
Sinopec Yizheng	PET resin	66.6	58.5	46.4
Hyosung Corporation	PET resin	-	2.5	18.0
Yizheng Tianbao Polyester Co., Ltd.	Additives	16.7	23.9	16.6
Jiangyin Xingtai New Material Co., Ltd.	PET resin	-	6.7	12.3

We purchase the majority of our PET resin from Sinopec Yizheng as the quality of its supply of PET resin consistently meets our requirements. We currently have an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply us fixed quantities of PET resin monthly at the prevailing market prices, such supply agreement is renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases of raw materials are on a cash basis. While we believe that there are only a limited number of suppliers of PET resin that can consistently meet our quality and quantity requirements on a timely basis, there are numerous PET resin suppliers in the PRC or overseas market from whom we may easily obtain PET resin, on a short-term basis, if necessary.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our major suppliers mentioned above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of Total Purchases (%)
Raw Material	2005	2006	2007	Country
PET resin	75.7	68.0	59.8%	PRC
Additives	24.3	27.1	22.1%	PRC
PET resin	-	4.9	18.2%	Korea

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply, or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. Even though the price of the crude significantly increased globally in 2007, there is only a slight increase in prices of PET resin and additives during 2007.

As we are unable to predict the price movements of such raw materials and to minimize the impact of such price fluctuations on our cost, we generally purchase such raw materials in quantities sufficient for our production process for approximately one week. We may also adjust the prices of our end products, when appropriate, and pass limited cost increases to our customers.

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

Comparison of BOPP Film, BOPET Film and BOPA Film1

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

[1]	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999.

We believe that the major competitive factors in our industry include:

•	research and development capability;

•	quality and reliability of products;

•	technical/manufacturing capability; and

•	industry reputation.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd;

•	Yihua Toray Polyester Film Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 29,808 square meters. We own all the buildings and facilities on the premises. Most of our land use rights, office buildings and two facilities in operation have been mortgaged to a bank in the PRC for loans totaling RMB 152.6 million. Additionally, the workshop area of the leased production line is 9,310 square meters (including warehouse).

We are in the process of constructing our new production line located in Weifang Hi & New Technology Development Zone. We anticipate that this new production line will produce BOPET film that is between 50 to 200 microns thick. The BOPET film produced using this new production line is targeted at industrial use, for example, TFT-LCD screen films. We expect the construction of this new BOPET film production line will be completed by the end of 2008, if the fund raising for the shortage of investment for this project will be available in first half of 2008.

Item 4 A. Unsolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included in this Annual Report beginning on page F-1. The consolidated financial statements have been prepared in accordance with U.S. GAAP. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties.

Overview

We develop, manufacture and distribute high quality plastic film using the biaxial oriented stretch technique, otherwise known as BOPET film. Since the establishment of our predecessor company in 2003, all of our revenues have been derived from the sales of BOPET film. We sell most of our BOPET film products to domestic customers in the flexible packaging industry. We established an international sales division in June 2004 and have been selling our products into overseas markets, most notably Korea the US, and Europe, etc.

Our Operating History and Corporate Structure

The diagram below illustrates our corporate structure:

Shandong Fuwei, our PRC operating subsidiary, was formed on January 28, 2003, as a Sino-foreign equity joint venture under the name Weifang Fuwei Plastic Co., Ltd. In July 2003, this company began production of BOPET film, initially renting the necessary fixed assets from Shandong Neo-Luck, a company involved in BOPET film production for which Mr. Xiaoming Wang, our current executive officer, served as executive officer at the time.

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

In November 2003, Shandong Fuwei’s shares were sold to Shenghong Group Co., Ltd. (“Shenghong Group”) and Shandong Baorui for an aggregate consideration of RMB 98.2 million. Tongju Zhou, a former director of the Company, and Duo Wang each indirectly own 50% of Easebright Investments Limited (“Easebright”), one of our principal shareholders, and are both officers and directors of Shandong Baorui. Jun Yin and Duo Wang own 17.5% and 4.6%, respectively, of Shandong Baorui. In 2004, Messrs. Zhou and Wang, along with Jun Yin established several offshore holding in the British Virgin Islands and the Cayman Islands to acquire and hold these shares. In October 2004, Fuwei (BVI) entered into a sale and purchase agreement with Shenghong Group and Shandong Baorui pursuant to which Fuwei (BVI) acquired the respective equity interest of Shenghong Group and Shandong Baorui in Shandong Fuwei for an aggregate consideration of RMB 91 million. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) and was converted into a wholly-foreign owned enterprise pursuant to PRC law.

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

The pledged DMT production line was put up for public auction by the Shandong Neo-Luck liquidation committee on October 22, 2004. In view of the above complexities, the auction was deemed to be tremendously risky at that time, and therefore, our PRC operating subsidiary did not directly participate in the first auction, which began with a bid price of approximately RMB 53 million by reference to an independent valuation performed on a forced sale basis. However, due to the potential tremendous risk involved, the auction had been withdrawn twice and the starting bid price had been further reduced to approximately RMB 34 million and was finally purchased by Beijing Baorui, a company indirectly controlled by Shandong Baorui. When the DMT production line was put for public auction by Beijing Baorui three months later, our PRC operating subsidiary purchased it for approximately RMB 119 million, which was supported by an independent valuation performed on a going concern basis. We considered the arrangement to have the DMT production line acquired through Beijing Baorui through the first auction as an effective way to minimize the risk associated with the uncertainties arising from the bankruptcy of Shandong Neo-Luck. The price difference of approximately RMB 85 million represented a risk premium paid to Beijing Baorui, which bore the ultimate risks of recourse from creditors of Shandong Neo-Luck.

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

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

During the period from the years ended 2005, 2006 and 2007, the total cost of raw materials made up approximately 77.6%, 80.9% and 76.0% of our cost of goods sold, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 78.5%, and 21.5% of our total cost of raw materials in 2007. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is also largely used in the textile industry and accordingly the demand from that industry will also affect the price of PET resin.

Although we try to pass on any increase in our raw material costs to our customers, and have generally been able to pass limited certain increases in recent years on to them, we are occasionally constrained in this regard by industry practice and preexisting obligations. We obtain a significant amount of the PET resin used at our facilities from one supplier, who has agreed to supply us fixed quantities of PET resin monthly at the prevailing market price. We have not engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components. We believe that, there are sufficient alternative suppliers of PET resin if our existing suppliers are unable to supply us PET resin in the amounts or in the time frame we may require.

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as our printing, stamping foil and metallization films, is typically driven by supply and demand conditions in the market. Our specialty products, such as our laser holographic based film, and our matte and high-gloss films, are slightly as affected by market conditions and thus we have more control over setting the prices for these products.

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

Demand for Our Products

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In the fiscal years ended December 31, 2005, 2006 and 2007, approximately 87.9%, 79% and 75.5%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending, increase the demand for our customers’ products and consequently increase the demand for our BOPET film.

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

Competition

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability. Our past financial performance is attributable to our market position in the industry. Over time, there may be new entrants into our industry. We believe that our major competitors in the BOPET manufacturing market in the PRC are Dupont Hongji Films Foshan Co., Ltd, and Yihua Toray Polyester Film Co., Ltd.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended	Year Ended	Year Ended
	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2006	2007
Materials costs	77.6%	80.9%	80.9%
Factory overhead	18.8%	15.9%	15.5%
Packaging materials	2.8%	2.6%	2.7%
Direct labor	0.8%	0.6%	0.9%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 78.5% and 21.5%, respectively of our total materials costs in 2007.

Factory Overhead

For periods as of December 31, 2007, factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment. In 2007, the repair and maintenance of our machinery and equipment are RMB 3.77 million, accounting for 1.1% of Cost of Goods Sold.

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

Income Tax Expense

Shandong Fuwei has been granted preferential tax treatment by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit is taxed at a rate of 7.5%.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law will take effect as of January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. According to the New Tax Law, if Shandong Fuwei continues to maintain its high-tech enterprise status, Shandong Fuwei will be subject to enjoy the same preferential tax rate of 15%, otherwise, Shandong Fuwei will be subject to the increased 25% unified enterprise income tax rate..

Inflation

Inflation in the PRC has not had any material impact on our business in 2005, 2006 and 2007. But since 2007, the increase in raw materials and energy in China has resulted in the increase of our costs, e.g. raw materials costs, the freight costs and packaging costs, meanwhile, Chinese government has required increasing salaries of the employees to a certain level, resulting in the increase of our labor costs in 2007 to a certain level. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.8% and 1.5%, 4.8% in 2005, 2006 and 2007, respectively.

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

We had goodwill of RMB 10.3 million, as of December 31, 2005, 2006 and 2007. The estimated fair value of the reporting unit significantly exceeded its carrying value at December 31, 2007. Consequently, no goodwill impairment has been recognized.

Collectibility of Accounts Receivable. Our management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Generally, we offer our customers in the PRC credit terms of up to 30-45 days. Our international sales are settled via T/T and letters of credit, which generally have payment terms of between 30 and 60 days.

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

As of December 31, 2007, our largest trade debtor was Woo Sung Multi-film Co., Ltd,, a company based in Korea. The trade receivables from Woo Sung Multi-film Co., Ltd, amounted to approximately RMB3.9 million as of December 31 2007, all of which were within the credit term granted.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2005, 2006 and 2007 is as follows (000’s):

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Balance at beginning of year	1,008	2,015	872	120
Bad debt expense/(recovery)	1,007	(1,143)	1,772	242
Write-offs	-	-	-	-

Balance at end of year	2,015	872	2,644	363

Impairment of Long-lived Assets. We review periodically the carrying amounts of long-lived assets, including property, plant and equipment and intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable such as a change of business plan, technical obsolescence, or a period of continuous losses. When we determine an asset or asset group is not recoverable, we adjust the carrying amount to fair value. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance in the remaining life can be recovered through undiscounted future cash flows. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of the carrying amount of the asset over its fair value. Fair value is determined by discounting forecasted cash flow or utilizing an observed market value if readily determinable. There have been no impairment charges recognized for the periods/year through December 31, 2005, December 31, 2006 and December 31, 2007.

Results of Operations

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on page F-1 in this annual report.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	Year Ended	Year Ended	Year Ended
	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2006	2007
	(% of Total Revenue)
Gross Profit	25.2	23.5	22.2
Operating expenses	6.1	5.6	7.9
Other income/(expense)	(2.6)	(2.2)	(2.7)
Income tax (expense)/benefit	-	(0.2)	(1.0)
Net income	16.5	15.5	10.6

Fiscal year ended 2007 compared to fiscal year ended 2006

Revenues

Our revenue can be analyzed as follows:

	December 31, 2006 (RMB in thousands)	% of Total	December 31, 2007 (RMB in thousands)	% of Total
Printing film	95,315	21.8	83,453	18.6
Stamping film	99,856	22.9	94,366	21.0
Metallization film	34,772	8.0	30,668	6.8
Base film for other applications	46,784	10.7	70,925	15.8
Special film	160,157	36.6	169,961	37.8
	436,884	100	449,373	100

During the fiscal year ended December 31, 2007, our revenues were RMB 449.4 million, RMB 12.5 million or 2.9% higher than the same period for last year. In 2007, sales of special films were RMB 170.0 million and 37.8% of our total revenues as compared to RMB 160.2 million and 36.7% in 2006, RMB 9.8 million or 6.1% higher than last year. The increase was largely attributable to an increase in the sales of heat-sealable films, high-gloss films, and other special films as more customers shifted to use high-end special films for packaging to enhance their product image, and continued growth in export sales to Korea, the United States and Europe, etc. The increase was also due to increased sales from the rental production.

Cost of Goods Sold

Our cost of goods sold amounted to RMB 349.5 million for the year ended December 31, 2007, and was RMB 15.2 million or 4.5% higher than last year. The increase was resulted from the increase of raw material costs, packaging costs, and labor costs. In addition, since the second half of 2007, the decrease of export tax rebates rate from 11% to 5% has also largely increased our cost of goods sold by RMB 2.5 million.

Gross Profit

Our gross profit during the year ended December 31, 2007 amounted to RMB 99.8 million representing a gross margin of 22.2%. Gross margin decreased from 23.5% for the year ended December 31, 2006 to 22.2% in 2007 mainly due to increased raw material consumption on the re-tal production line. Decrease in gross profit mainly resulted from the increase of raw material costs. In addition, since the second half of 2007, the decrease of export tax rebates rate from 11% to 5% has also decreased our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2007, amounted to RMB 35.6 million, RMB 11.1 million or 45.1% higher than last year, which is mainly a result of increases in: 1) the costs of professional service fees related to being as a public company; and 2) administrative expenses, such as wage increases. During the 2007 year, our operating expenses as a percentage of revenue was 7.9% which was comparable with that in the previous comparable period of 5.6%.

Other Income/(Expense)

Our other expenses during the year ended December 31, 2007, amounted to RMB 12.3 million, 28.1% higher than previous comparable period mainly due to the decrease of other income by RMB 2.8 million.

Income Tax Expense

The effective tax rate was 8.7% in 2007, and 1.1% in 2006. The higher effective tax rates were primarily attributable to the fact that our operating subsidiary Shandong Fuwei is subject to the 7.5% income tax rate in 2007 pursuant to the prevailing PRC income Tax Law, while such rate was 0% in 2006.

Fiscal Year Ended 2006

Revenues

Our revenue can be analyzed as follows:

	December 31, 2005 (RMB in thousands)	% of Total	December 31, 2006 (RMB in thousands)	% of Total
Printing film	103,682	29.9	95,315	21.8
Stamping film	94,711	27.4	99,856	22.9
Metallization film	39,647	11.5	34,772	8.0
Base film for other applications	59,826	17.3	46,784	10.7
Special film	48,339	13.9	160,157	36.6
	346,205	100.0	436,884	100

During the fiscal year ended December 31, 2006, our revenues were RMB 436.9 million, RMB 90.7 million or 26.2% higher than the same period for last year. In 2006, sales of special films were RMB 160.2 million and 36.6% of our total revenues as compared to RMB 48.3 million and 13.9% in 2005, RMB 111.8 million or 231.3% higher than last year. The significant increase was largely attributable to the increase in sales volume by over 22% and an increase in the sales of heat-sealable films, high-gloss films, and other special films as more customers shifted to use high-end special films for packaging to enhance their product image, and continued growth in export sales to the United States, Canada and Korea, which command a higher selling price as compared to other non-special films. We expect that the sales of special film will continue to increase in the future.

Cost of Goods Sold

Our cost of goods sold amounted to RMB 334.3 million for the year ended December 31, 2006, and was RMB 259.1 million or 29.0% higher than last year. The increase was generally in line with the increase in sales as a result of the increase in export sales. In 2006, total export sales was RMB91.8 million and 21.0% of our total revenues as compared to RMB 41.8 million and 12.1% in 2005, RMB 50.0 million or 119.6% higher than last year.

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

Fiscal Year Ended 2005

Revenues

Our revenue can be analyzed as follows:

	December 31, 2005	% of Total
	(RMB in thousands)
Printing film	103,682	29.9
Stamping film	94,711	27.4
Metallization film	39,647	11.5
Base film for other applications	59,826	17.3
Special film	48,339	13.9
	346,205	100.0

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

Cost of Goods Sold

Our cost of goods sold amounted to RMB 259.1 million in 2005. Our costs of goods sold are affected by the purchase price of our primary raw materials. While the prices of PET resin and additives are, to a certain extent, affected by the price movements of crude oil which generally increased globally in 2005, the actual demands of PET resins in China’s textile industry declined as a result of the implementation of a new quota system for exporting textiles to the United States and other European countries, thus resulting in a decline in prices of PET resin and additives by 4.8% during 2005 which led to cost of goods sold in 2005, as a percentage of revenue, being lower when compared to the preceding period.

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

Our capital expenditures in 2007 have been primarily financed through short-term borrowings from financial institutions and IPO funds. The interest rates of short-term borrowings from financial institutions during the three year period from 2005 to 2007 ranged from 5.76% to 6.73%, and these borrowings may not be prepaid prior to maturity. We believe that our principal banker in Shandong Province had been granting short-term loans to its customers as a result of the efforts of the bank branch to reduce the level of its long-term loans.

Since our inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of the Brückner and DMT production lines and for our working capital needs. At December 31, 2007, we have borrowings of RMB 188.0 million including several different loan agreements with three financial institutions in the PRC. Subsequently, we renegotiated substantially all of our outstanding indebtedness resulting in approximately RMB 148.6 million of secured indebtedness of the total outstanding. During 2007, we had received an interest-free loan of RMB 20 million from the Weifang City Commercial Bank entrusted by the Weifang City Hi & New Technology Project Industrial Development Fund. Each of the related loan agreements contains provisions regarding collateral, covenants prohibiting us from engaging in certain activities (including selling, mortgaging or otherwise disposing of or encumbering all or substantially all of our assets or before any merger, acquisition, spin-off, or other transaction resulting in a change in our corporate structure) without the lenders consent and acceleration (and setoff) provisions in the event of default in payment or failure to comply with such covenants. Because of appreciation of the exchange rate of RMB vs. US dollars, the estimated purchase price of the new thick BOPET film production line has been adjusted to USD$ 35 million range, resulting in an available fund shortage of USD$15-20 million. Management is seeking sources of financing in order to recommence this project soon.

We are of the opinion that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations, and our working capital.

A summary of our cash flows for 2005, 2006 and 2007 is as follows:

	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007
	(RMB in thousands)
Net cash generated from operating activities	43,587	58,492	82,856
Net cash used in investing activities	(31,479)	(43,479)	(246,787)
Net cash (used in)/generated from financing activities	(10,583)	227,499	(51,651)
Effect of foreign exchange rate change	(1)	—	(3,448)
Net increase/(decrease) in cash and cash equivalents	1,524	242,512	(219,030)
Cash and cash equivalents as at the beginning of the year	5,903	7,427	249,939
Cash and cash equivalents as at the end of the year	7,427	249,939	30,909

Operating Activities

Net cash from operating activities was RMB 82.9 million for the year ended December 31, 2007 as compared to RMB 58.5 million for the year ended December 31, 2006. This increase is primarily attributable to the decrease in accounts receivable and prepaid expenses and other current assets which is partial offset by the increase in inventories.

During the year ended December 31, 2007, we implemented better controls over the collection of accounts receivable from customers and resulted in a smaller balance of accounts receivable as of December 31,2007. We anticipated there would be increase in sales in 2008. As such, we purchase more inventories near the year end date of 2007.

Net cash from operating activities was RMB 58.5 million for the year ended December 31, 2006. During this period we experienced an increase in bills receivables of RMB29.5million as a result of increase in new customers who are required to pay by bills with maturity period from one to six months.

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

Investing Activities

Net cash used in investing activities was RMB (246.8 million) in 2007, and was generally higher as a result of an increase in purchases of property, plant and equipment in connection with the Production Line 3 and Trial Production Line.

Net cash used in investing activities was RMB (43.4 million) in 2006, and was generally higher as a result of an increase in purchases of property, plant and equipment.

Net cash used in investing activities was RMB 31.5 million in 2005, and was generally lower as a result of a decrease in purchases of property, plant and equipment.

Financing Activities

Net cash generated from financing activities was RMB (51.7 million) in the year ended December 31, 2007 as compared to RMB 227.5 million used in financing activities during the year ended December 31, 2006. In 2007, the Company repaid short-term loans to banks.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2005, 2006 and 2007, approximately 87.9%, 79.0% and 75.5%, respectively, of our revenue was denominated in RMB and the remainder was in US dollars. As most of our supplies are procured within the PRC, most of our purchases are denominated in RMB.

Our foreign currency exchange risk arises mainly from this mismatch between the currency of our sales, purchases and operating expenses. To the extent that our sales, purchases and operating expenses are not fully matched in exactly the same currency, we may be susceptible to foreign exchange exposure.

In addition, we also maintain US dollars accounts with financial institutions for our US dollars receipts and US dollars payments. We may also incur foreign exchange gains or losses when we convert the US dollars balances into RMB.

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2005, 2006 or 2007 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2005, 2006 and 2007 were as follows:

	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007
	(RMB in thousands)
Buildings	—	—	—
Plant and equipment	1,412	37,051	1,685
Motor vehicles	433	—	184
Assets under construction	20,505	—	181,308
Others (computer and furniture fittings)	61	422	114
Total	22,411	37,473	183,291

The following table summarizes our contractual commitments as of December 31, 2007 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	155,058	155,058	—	—	—
Related party loans	—	—	—	—	—
Bank loans(ii)
Principal	188,027	188,027	—	—	—
Interest(iii)	11,915	11,915	—	—	—
Operating leases(iv)	6,800	3,555	3,245	—	—
Total	361,800	358,555	3,245	—	—

(i)	The purchase of equipment has been financed by the sale of our ordinary shares and in the future would be financed by bank borrowings and internally generated funds from operations.

(ii)
We had short-term bank loans of RMB 188.0 million at December 31, 2007, that are due at various times in 2008 We renegotiated substantially all of our outstanding indebtedness resulting in approximately RMB 148.6 million of secured indebtedness of the total outstanding. Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.

(iii)	The interest expenses are estimated based on the interest rate of short-term borrowings adopted by People Bank of China on December 31, 2007 plus an estimated risk premium on borrowing.

(iv)
The operating leases mainly relate to our rental of production line, warehouse and staff quarters, etc. The term of these leases typically ranges from 1 to 5 years, and are renewable, subject to renegotiation of terms, upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.8%, 1.5% and 4.8%in 2005, 2006 and 2007 respectively.

Recent Accounting Pronouncements

FASB Interpretation No. 48. In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the Group’s financial statements in accordance with SFAS No.109, Accounting from Income Taxes. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and do not believe there will be any significant increases or decreases within the next twelve month. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of interest expenses and administrative expenses in the statements of income, respectively. No Interest or penalties have been accrued at the date of adoption.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. On January 1, 2008, the Company elected not to adopt the option statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

On March 19, 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. "Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance," explained Kevin Stoklosa, project manager. "By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions." The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

Research and development, patents and licenses, etc

We rely on copyright, patent, trademark and other intellectual property law, nondisclosure agreement and technical know-how to protect our intellectual property and proprietary rights. We enter into confidentiality and licensing agreements with our employees, suppliers and distributors. Our senior employees and employees who work in our research and development department and other technical departments are required to sign agreements acknowledging that we own the rights to all technology, inventions, trade secrets, works of authorship, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business or our property and that they must assign any ownership rights that they may claim in those works to us. As most of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Our directors and executive officers and their present positions with our company, as at March 31, 2008, are as follows:

Directors and Executive Officers

Name	Age	Position
Xiaoan He	45	Chairman and Chief Executive Officer

Cindy Lu (1)	37	Director and Chief Financial Officer

Xiuyong Zhang(2)	37	Director

Tee Chuang Khoo	61	Independent Director

Changrong Ji	61	Independent Director

Yudong Huang	42	Independent Director

Bo Xu	44	Secretary

Zhibing Qian	42	Senior Vice President

Bin Sun	52	President of Shandong Fuwei

Xiaoming Wang	47	Vice President (Production) of Shandong Fuwei

Hanyong Lee(3)	51	Vice President (Research & Development) of Shandong Fuwei

(1)	Ms. Lu resigned as a director and Chief Financial Officer of the Company, effective March 31, 2008.

(2)	Mr. Zhang was appointed to serve as Chief Financial Officer of the Company on April 11, 2008.

(3)	Mr. Hanyong Lee has been the Vice President of Research and Development of Shandong Fuwei since January 8, 2008.

Information about Directors and Officers

Set forth below is certain information with respect to each director and officer as of December 31, 2007:

Xiaoan He has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has gained more than ten years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983.

Cindy Lu was our Chief Financial Officer and Director from June 1, 2007 until March 31, 2008. Prior to joining the Company, Ms. Lu served as the Secretary of the Board of Directors of Tiens Biotech Group (USA) from 2004 to early 2007. From 1999 to 2001, Ms. Lu worked as an associate at GE Capital Asia Pacific. Ms. Lu was a Financial Analyst for Sargent & Lundy LLP (Chicago) from 1997 to 1999. Ms. Lu has expertise in equity finance, corporate finance, mergers and acquisitions, and corporate risk management. Ms. Lu obtained her MBA in 1996 from Southeastern University, Washington DC and her Bachelor Degree in Economics in 1993 from Shandong University.

Xiuyong Zhang has been a Director of our Company. He began serving as our Chief Financial Officer on April 11, 2008. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He is responsible for the day-to-day management of our investment, financing, accounting and auditing matters in the Company and financing, financial and taxation matters for its subsidiary. Prior to join us as a director of the Company since November 2007, Mr. Zhang has also been the director of Fuwei Films (Shandong) Co., Ltd. since July 2004, and the Vice President since January 2005. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. He has received the Professional Certification in Laws from China University of Political Science and Law and China Central Radio and TV University. Mr. Zhang was jointly certified as a Public Valuer by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Certification of Financial Accounting from the Shandong Television University in 1996.

Tee Chuang Khoo has been a director of our company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo has a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

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

Yudong Huang has been a director of our company since November 2007. Professor Huang is a Professor and Director of the Department of Applied Chemistry of Harbin Institute of Technology. His research coverage includes PET films. Since 1992, Professor Huang has performed more than 20 research projects, out of which 3 projects have won science and technology awards at the provincial and ministerial levels. He has published more than 60 papers in the national and international levels. He was awarded the “Excellent Scientist Prize” of Heilongjiang Province in 1998. Professor Huang graduated from Department of Applied Chemistry of Harbin Institute of Technology with doctor degree.

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

Zhibing Qian was appointed as the Senior Vice President in April 2007. From 2003 to March 2007, he was the general manager of Beijing Capital Jindian Technology Limited. From 2000 to 2003, Mr. Qian was appointed as the general manger of Beijing Zhongguancun International Incubator Limited, comprehensively responsible for the company’s set up and operations. Mr. Qian also worked at senior management level at other state-owned and joint venture companies in China. Mr. Qian received his Doctor and Master degrees from University of Idaho in 1995 and 1993.

Bin Sun has been the President of Shandong Fuwei since January 2007, and is responsible for the general management of our business operations. Mr. Sun has gained more than ten years of management experience in the Mechanical & Electrical and plastics industries before he joined us. Mr. Sun was the general manager of Jiangsu Geliling Group from 2005 to 2006, and he was the general manager of Wuxi Dayu Electric Group from 2002 to 2004. Mr. Sun obtained his Master degree in Economics from the Renmin University of China in 1994 and bachelor in Engineering from the Northwestern Polytechnical University in 1981.

Xiaoming Wang has been Vice President (Production) of Shandong Fuwei since January 2005 and is responsible for the management of our production facilities. Prior to joining us, Mr. Wang was the vice manager of Weifang Engine Manufacturing Co. from 1986 to 1998 and the deputy general manager of Shandong Neo-Luck from 1998 to 2003. Mr. Wang was certified as a professional economist by the Shandong Province Human Resources Committee in 2001 and obtained a certificate in Economics Management awarded by the PRC Central Party Learning Institute and obtained a certificate in Business Enterprises Operational Management from the Shandong Television University in 1986.

Hanyong Lee has been Vice President of Research and Development of Shandong Fuwei since January 8, 2008. He has more than 22 years of experience in the BOPET film industry, especially in the aspects of development and management. He worked for 18 years at SKC Co., Ltd., a world-famous BOPET supplier. From 2002 to 2007, Mr. Lee was Vice President of i-components and Polystar International in Korea. From 1987 to 1997, he was mainly responsible for the management of the R&D team, including the development of the BOPET film technology, the refinement of the manufacturing process and the production in general at SKC in Korea. At SKC from 1998 to 2000, he worked in the American Branch of SKC where he was responsible for evaluating the technology, monitoring the production growth and managing a professional staff.

None of our directors or officers is related to each other; and to the best of our knowledge and belief, there are no arrangements or understandings with any of our principal shareholders, customers, suppliers, or any other person, pursuant to which any of our directors or executive officers were appointed.

The business address of our directors and executive officers is No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, Postal Code: 261061.

Board Committees

Our board of directors has appointed an Audit Committee, Compensation Committee and a Corporate Governance and Nominating Committee, and adopted charters for each of these committees. We have appointed independent directors to each of our committees.

Under the Nasdaq Marketplace Rule 4350(c)(5), it is provided that a Controlled Company is exempt from the requirements to have a majority of independent directors. A “Controlled Company” is a company of which more than 50% of the voting power is held by an individual, a group or another company. Currently, Apex Glory Holding Limited holds 53% of the outstanding ordinary shares of the Company. As a result, Fuwei can be considers itself a Controlled Company and operated under the exemption from December 25, 2007 until March 31, 2008, when Ms. Lu resigned from her position as the Chief Financial Officer and Director of the Company.

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo, Changrong Ji and Yudong Huang. On November 21, 2007, Tee Chuang Khoo was appointed as the Chairman of our Audit Committee. On December 16, 2007, Cindy Lu resigned as a member of the Audit Committee. On December 16, 2007, Yudong Huang was appointed a member of the Audit Committee . The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Effective November 21, 2007, Tee Chuang Khoo, Yudong Huang and Changrong Ji were appointed as members of our Compensation Committee. The Committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Changrong Ji. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of nine persons for the year ended December 31, 2007 was approximately RMB 2.8 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Employment and Service Agreements

Directors

We have also entered into an additional Employment Agreement as of April 27, 2005 with Mr. He for the position of Chief Executive Officer for a three year period effective December 25, 2006. Under this agreement Mr. He’s annual basic salary will be RMB 500,000 and he will be eligible for a discretionary bonus. Our directors and officers, Cindy Lu and Xiuyong Zhang have entered into service agreements (the “Service Agreements” and each a “Service Agreement”) with us. The term of service for the executive officers is for an initial fixed period of two years in case of Cindy Lu commencing from March 26, 2007 and three years commencing from March 1, 2006 in the case of Xiuyong Zhang. Under the terms of their respective Service Agreements, each of Cindy Lu and Xiuyong Zhang is entitled to an annual basic salary of RMB 500,000 and RMB 300,000. After the initial period, either party can terminate the Employment Agreement upon three months prior written notice or by paying the other party a sum equal to three months salary in lieu of such notice. The agreement may also be terminated by either party without prior notice or payment pursuant to the applicable provisions of the China Labor Law. Effective March 31, 2008, Ms. Lu resigned as a director and Chief Financial Officer of the Company.

Executive Officers

Each of our executive officers, Bo Xu, Zhibing Qian, Bin Sun, Xiaoming Wang, and Hanyong Lee have entered into service agreements (the “Service Agreements” and each a “Service Agreement”) with us. The term of service for the executive officers commenced from March 1, 2006 in the case of Xiaoming Wang, December 6, 2006 in the case of Mr. Xu, and we entered into a service agreement with Bin Sun from January 2007, in case of Zhibing Qian commencing from April 2, 2007 and in case of Hanyong Lee commencing from January 8, 2008. We may only terminate the Service Agreement prior to the expiration of the Initial Period (save by mutual agreement and except as provided in the Service Agreement) upon the occurrence of certain events including, without limitation, for cause, disability or personal bankruptcy. The term of service of each of our executive officers shall be renewed for successive periods of one year each after the expiration of the Initial Period. The Service Agreement can be terminated by not less than three months’ notice in writing served by either party to the Service Agreements. We shall have the option to pay the executive officer salary in lieu of any required period of notice of termination. Under the terms of their respective Service Agreements, each of Bo Xu, Zhibing Qian, Bin Sun, Xiaoming Wang, and Hanyong Lee are entitled to an annual basic salary of RMB 1.9 million totally. Their annual salaries may be revised at the discretion of the Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements.

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

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us may be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons.

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

D. Employees.

As of December 31, 2007, our total staff consisted of 330 employees.

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

Shares Beneficially Owned
	Number	Percent
Executive Officers and Directors:
Xiaoan He	—	—
Cindy Lu(1)	—	—
Xiuyong Zhang(2)	—	—
Tee Chuang Khoo	—	—
Changrong Ji	—	—
Yudong Huang	—	—
Bin Sun	—	—
Xiaoming Wang	—	—
Hanyong Lee(3)	—	—
All directors and executive officers as a group ( 9 persons)	—	—
5% Shareholders:
Apex Glory Holdings Limited(4)	6,912,503	52.9%
Easebright Investments Limited(5)	1,637,497	12.5%

(1)	Ms. Lu resigned as a director and Chief Financial Officer of the Company, effective March 31, 2008.

(2)	Mr. Zhang was appointed to serve as Chief Financial Officer of the Company on April 11, 2008.

(3)	Mr. Hanyong Lee has been Vice President of Research and Development of Shandong Fuwei since January 8, 2008.

(4)	Apex Glory Holdings Limited is a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation. Mr. Jun Yin is the sole shareholder of Eastfaith Holdings Limited.

(5)	Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each indirectly own 50% of Goodsuccess Enterprises Ltd.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2004 and ending December 31, 2007.

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

Other Related Party Transactions

During the periods/years ended 2005, 2006 and 2007, we respectively paid approximately RMB 201,000, RMB 151,000 and RMB 143,047 (USD$ 18,807) to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff. Fuhua Industrial Material Management Co., Ltd. is an entity that is owned and controlled by Weifang Neo-Luck.

In 2004, we paid RMB 400,000 as a deposit for expenses relating to a conference we hosted at the facilities of Fuwah Hotel. Weifang Neo-Luck is the owner of Fuhua Hotel.

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

Legal Proceedings

DMT Arbitration

In April 2006, we received a request for arbitration and related papers in an arbitration proceeding between DMT S. A. (“DMT”) and Shandong Neoluck Plastics Co. Ltd. (“Neoluck”). The arbitration was filed in the ICC International Court of Arbitration and seeks monetary damages against Neoluck of approximately $1,250,000, plus interest. The claim relates to Neoluck’s purchase of certain equipment from DMT pursuant to a November 20, 2001 Contract, and seeks to recover the remaining purchase price due under the Contract and payment for certain spare parts. (The subject equipment is the DMT production line we acquired from Beijing Baroui in 2005 in Neoluck’s bankruptcy).

At the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Neoluck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Fuwei joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

After several weeks of negotiations among the parties, we entered into a Service and Technical Assistance Agreement (the “Service Agreement”), dated March 5, 2008, providing for the payment of $180,000 in two installments in order to commence receiving service and spare parts with respect to the equipment that had been originally sold by DMT. On March 12, 2008, the Neoluck Group entered into a Settlement Agreement (the “Settlement Agreement”) with DMT, pursuant to which Neoluck Group will make a payment of $900,000 through an irrevocable bank draft delivered to DMT to be drawn upon within sixty days. In accordance with the provisions of the Settlement Agreement, upon DMT’s collection of moneys to be paid under the Settlement Agreement and the Service Agreement, the pending dispute in arbitration will be withdrawn and DMT will release the Neoluck Group and Fuwei from any claims relating to the original sale of the equipment.

In accordance with the Settlement Agreement, a letter, signed by counsel to DMT and Fuwei, has been transmitted to the ICC International Court of Arbitration requesting a suspension of any further proceeding pending the performance of the payment obligations under the Settlement Agreement and the Service Agreement. Once such payment obligations are performed, the arbitration proceeding will be withdrawn as settled between the parties.

HKG Arbitration

At December 31, 2007, this matter was a threatened arbitration by Hampden Kent Group LLC. for the amount of USD 3,800,000, relating to a claim for a penalty fee in connection with services allegedly performed by HKG in connection with attempting to provide financing to Fuwei pursuant to a service agreement between the parties.

As regarding by the service agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claiming party, in this case, HKG.

In December 2007, HKG filed a demand for arbitration with the International Dispute Center of the AAA, but without paying the requisite filing fee. As a result, the AAA advised us that it did not view the demand as being filed since the requisite fee was not paid. We confirmed that status as of December 31, 2007.

On January 28, 2008, the AAA informed us that HKG’s filing fee had been paid and that an arbitration process would commence in accordance with its rules.

On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim, correcting certain clerical errors in its original demand.

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim.  The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses.  The Company also asserted a counterclaim against HKG for breach of the August 19, 2006 Letter Agreement, seeking to recover the over $300,000 in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company has agreed to attempt to resolve this dispute through mediation.  A neutral mediator has been appointed by the AAA's International Centre for Dispute Resolution; however, the mediation has not yet been scheduled.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed on behalf of all purchasers of the Company’s stock (collectively, the “Plaintiffs”) from the date of the Company’s Initial Public Offering on December 19,2006 through October 16, 2007. The case is pending in the United States District Court for the Southern District of New York. The Complaint alleges that the Company and certain of its present and former officers, directors and control persons (collectively, the “Defendants”) violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a class action lawsuit had been filed on behalf of all purchasers of the Company’s stock (collectively, the “Plaintiffs”) pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s Initial Public Offering on December 19,2006 through November 12,2007. The case is pending in the United States District Court for the Southern District of New York. The Complaint alleges that the Company, its underwriters and certain of its executives (collectively, the “Defendants”) violated Sections 11,12(2) and 15 of the Securities Act of 1933. They also complaint alleges that the Defendants misrepresented or omitted material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court also appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint naming as defendants the Company, Xianoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters — Maxim Group LLC, WR Hambrecht + Co. and Chardan Capital Markets, LLC.  The consolidated amended class action complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  At this point, we believe that only the Company, Mr. Stulga, and the Underwriter Defendants have been properly served with the consolidated amended class action complaint.

Pursuant to a scheduling order entered by the Court on February 19, 2008, the parties named as defendants in the consolidated class action are required to answer or otherwise respond to the consolidated complaint on or before April 30, 2008.

B. Significant Changes.

Not Applicable

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 each. As of March 28, 2008, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the five most recent full financial years and subsequent period are as set forth below:

	Ordinary Shares
(Year Ending)	High	Low
December 31, 2006 (commencing December 19)	$18.43	$8.30
December 31, 2007	$17.14	$2.12

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

	Ordinary Shares
(Quarter Ending)	High	Low
December 31, 2006 (commencing December 19)	$18.43	$8.30
March 29, 2007	$17.14	$8.00
June 31, 2007	$6.37	$6.20
September 28, 2007	$9.00	$8.32
December 31, 2007	$6.34	$5.81

For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

	Ordinary Shares
(Month Ending)	High	Low
July 2007	$9.09	$6.16
August 2007	$7.80	$5.63
September 2007	$10.38	$6.50
October 2007	$10.75	$6.20
November 2007	$7.14	$2.12
December 2007	$7.78	$3.54

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

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 revision) of the Cayman Islands, or the Companies Law. We have filed copies of our complete Memorandum and Articles of Association as exhibits to our Annual Report on Form 20-F for the year ended 2006 filed with the SEC on April 2, 2007.

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

Shareholders’ Suits

Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a QEF election to include in income its pro rata share of our net capital gain (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

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

Renminbi is our operating subsidiary, Shandong Fuwei’s functional currency while our functional currency is Hong Kong Dollars. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are converted into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was1.8% and 1.5% and 4.8% in 2005, 2006 and 2007 respectively.

Credit and liquidity risks

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. All credit terms are to be approved by our finance department, in consultation with our sales and marketing department. For extension of larger credit limits, approvals have to be sought from our credit committee which is made up of members from our finance department, sales department and the General Manager. Our finance department and sales and marketing department review our outstanding debtor balances on a monthly basis and follow up with customers when payments are due. We believe that there would not material impact risk to the Company’s operation in our credit and liquidity risk from sales and customers and other relevant market risks.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

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

The use of the net proceeds during the year ended of December 31, 2007 and estimated remaining net proceeds as of December 31, 2007 from the offering are as follows:

	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds
Net proceeds from IPO	$29,938,129	100.00%
Investment in new production line equipment	15,502,482	51.78
Buildings and property for new production line	8,997,711	30.05
Sales and marketing	300,000	1.00
General corporate purpose, including working capital	4,500,000	15.03
Net proceeds remaining	$637,935	2.13%

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on our evaluation, our principal executive officer and principal financial officer have concluded that during the period covered by this report, our internal controls over financial reporting were effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate because of changes in conditions in the future.

Item 16A. Audit Committee Financial Expert

The Board has nominated Tee Chuang Khoo, Changrong Ji, and Yudong Huang as members of the Audit Committee, and Tee Chuang Khoo as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Code of Ethics for the members of the Company’s Board of Directors and Officers was approved by the Board of Directors on March 27, 2007 and is filed as Exhibit 14.1 hereto.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees paid to KPMG in 2007, our prior independent registered public accounting firm, in connection with our 2006 annual audit is HK$ 2 million. The audit fees paid to MHM, our prior independent registered public accounting firm, in connection with quarterly review in 2007 was USD$30,000. The audit fees of Kabani, our independent registered public accounting firm, in connection with 2007 Q3 review and our audit of annual financial statements for the fiscal years ended December 31, 2007, amounted to USD$ 27,500 and USD$ 115,000 respectively.

Audit-Related Fees

The audit-related fee of MHM, amounted to USD$ 7,683.75 for the fiscal year ended December 31, 2007. The audit-related fee of Kabani amounted to USD$ 847.84 for the fiscal year ended December 31, 2007.

All Other Fees

Not Applicable

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

KPMG was our principal independent registered public accounting firm for annual audit financial statements of the years ended December 31, 2006 and 2005. MHM was our independent auditor from April 1, 2007 till November 1, 2007, responsible for quarterly review of 2007 Q1 and Q2. Kabani is our independent auditor since Oct 22, 2007, responsible for Q3 review and annual audit financial statements of the fiscal year of 2007.

Item 16D. Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 17. Financial Statements

The Company has elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18. Financial Statements

The following documents are filed as Attachment A hereto and are included as part of this Annual report on Form 20-F.

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2005, 2006 and 2007.

Consolidated Balance Sheets as of December 31, 2006 and 2007

Consolidated Statements of Cash Flows for the year ended December 31, 2005, 2006 and 2007

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2005, 2006 and 2007

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.1	Form of Underwriting Agreement. *

3.1	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. **

3.2	Articles of Association Fuwei Films (Holdings) Co., Ltd. ***

10.1	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

10.2	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

10.3	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 **

10.4	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 **

10.5	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He**

10.6	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He **

10.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang **

10.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang **

10.9	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brükner dated as of June 2005 **

10.10	Credit Letter from Communication Bank of China dated May 8, 2006 **

14.1	Code of Ethics for CEO and Senior Financial Officers. ***

21.1	List of the company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. ***

31.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. ****

31.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. ****

32.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. ****

* Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

** Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

*** Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

**** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: April 14, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2007, and the related consolidated statement of income and comprehensive income, stockholders' equity, and cash flow for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2007, and the consolidated income statement and their consolidated cash flow for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Kabani & Company, Inc.

March 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Fuwei Films (Holdings) Co., Ltd:

We have audited the accompanying consolidated balance sheet of Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2006, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd and its subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG
Hong Kong, China

April 2, 2007

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2007
(amounts in thousands, except share and per share data)

	Note	2006	2007
		RMB	RMB	US$
Assets
Current assets
Cash		249,939	30,909	4,237
Restricted cash		3,311	64,909	8,898
Accounts receivable, net	5	75,530	58,195	7,978
Inventories	6	23,783	41,670	5,712
Prepayments and other receivables	7	19,438	16,160	2,215
Total current assets		372,001	211,842	29,041

Property, plant and equipment, net	8	317,690	493,562	67,661
Lease prepayments	9	23,059	22,290	3,056
Deposits for purchase of property,
plant and equipment		13,900	-	-
Intangible asset, net	10	109	36	5
Goodwill	11	10,276	10,276	1,409
Deferred income tax assets	19	1,047	969	133

Total assets		738,082	738,975	101,304

Liabilities
Current liabilities
Short-term bank loans	12	239,678	188,027	25,776
Accounts payable		12,809	19,609	2,688
Accrued expenses and other payables	13	19,497	18,544	2,542
Deferred income tax liabilities	19	191	265	36

Total liabilities		272,175	226,445	31,043

Shareholders’ equity	14

Ordinary shares of US$0.129752 par value; 20,000,000 shares authorized; and 13,062,500 issued and outstanding as of December 31, 2006 and 2007, respectively		13,323	13,323	1,826
Additional paid-in capital		311,907	311,907	42,759
Accumulated other comprehensive income		1,785	1,148	157
Retained earnings		138,892	186,152	25,519

Total shareholders’ equity		465,907	512,530	70,262
Total liabilities and shareholders’ equity		738,082	739,975	101,304

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

	Note	2005	2006	2007
		RMB	RMB	RMB	US$
Revenues, net	15	346,205	436,884	449,373	59,083
Cost of goods sold	16,17	(259,090)	(334,341)	(349,531)	(45,956)

Gross profit		87,115	102,543	99,842	13,127

Operating expenses
- Distribution expenses	16,17	(10,517)	(16,483)	(15,061)	(1,980)
- Administrative expenses	16	(10,599)	(8,043)	(20,515)	(2,698)

Total operating expenses		(21,116)	(24,526)	(35,576)	(4,678)

Operating income		65,999	78,017	64,266	8,450

Other income/(expense)
- Interest income		863	43	589	77
- Interest expense	18	(13,747)	(12,884)	(13,233)	(1,739)
- Sales of scrap materials		3,596	3,639
- Others, net		358	(393)	319	42

Total other income/(expense)		(8,930)	(9,595)	(12,325)	(1,620)

Income before income tax benefit/(expense)		57,069	68,422	51,941	6,829
Income tax benefit/(expense)	19	59	(757)	(4,681)	(615)

Net income		57,128	67,665	47,260	6,214

Other comprehensive income
- Foreign currency translation adjustments		1,732	53	(637)	-

Comprehensive income		58,860	67,718	46,623	6,214

Earnings per share	25
- Basic		74,096	61.46	3.62	0.48
- Diluted		74,096	61.37	3.62	0.48

Weighted average number of ordinary shares	25
- Basic		771	1,101,031	13,062,500	13,062,500
- Diluted		771	1,102,488	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share data)

			Ordinary shares		Additional	Accumulated other		Total
	Note		Number of shares	Amount	paid-in capital	comprehensive income	Retained earnings	shareholders’ equity
				RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2005			771	1	-	-	14,099	14,100

Foreign currency translation adjustment			-	-	-	1,732	-	1,732

Net income			-	-	-	-	57,128	57,128

Balance as of December 31, 2005			771	1	-	1,732	71,227	72,960

Conversion of shareholders’ loans	14(a	)	8,749,229	8,936	80,426	-	-	89,362

Issue of ordinary shares, net of expenses	1		4,312,500	4,386	225,838	-	-	230,224

Share-based payment transactions	3(p	)	-	-	5,643	-	-	5,643

Foreign currency translation adjustment			-	-	-	53	-	53

Net income			-	-	-	-	67,665	67,665

Balance as of December 31, 2006			13,062,500	13,323	311,907	1,785	138,892	465,907

Net income			-	-	-	-	47,260	47,260

Foreign currency translation adjustment			-	-	-	(637)	-	(637)

Balance as of December 31, 2007			13,062,500	13,323	311,907	1,148	186,152	512,530

Balance as of December 31, 2007
US$			13,062,500	1,826	42,759	157	25,519	70,262

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands)

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income	57,128	67,665	47,260	6,214
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities
- Gain on disposal of property, plant and equipment	(32)	-	-	-
- Depreciation of property, plant and equipment	23,337	23,425	23,217	3,053
- Amortization of intangible assets	73	72	73	10
- Lease prepayments charged to expense	392	724	741	97
- Deferred income taxes	(59)	757	152	20
- Bad debt expense/(recovery)	1,007	(1,143)	1,772	233
- Foreign currency exchange loss	1	53	-	-
Changes in operating assets and liabilities

- Accounts receivable	(21,676)	(28,258)	17,335	2,279
- Inventories	(6,855)	1,104	(19,659)	(2,585)
- Prepaid expenses and other current assets	4,780	(8,220)	6,698	881
- Accounts payable	(1,044)	2,196	6,824	897
- Accrued expenses and other payables	(13,880)	117	(1,557)	(205)
- Amounts due from related parties	415	-	-	-

Net cash provided by operating activities	43,587	58,492	82,856	10,894

Cash flow from investing activities
Purchases of property, plant and equipment	(22,411)	(37,526)	(590)	(78)
Restricted cash related to trade finance	-	(3,311)	(61,598)	(8,099)
Payment of land use rights	-	(2,649)	-	-
Deposits paid for purchase of property, plant and equipment	(13,900)	-	(184,600)	(24,271)
Proceeds from sale of property, plant and equipment	111	7	-	-
Collection of amounts due from related parties	4,721	-	-	-

Net cash used in investing activities	(31,479)	(43,479)	(246,787)	(32,447)

Cash flow from financing activities
Net proceeds from issuance of share capital	-	235,867	-	-
Principal payments of short-term bank loans	(252,600)	(18,368)	(51,650)	(6,791)
Proceeds from short-term bank loans	300,056	10,000	-	-
Repayments of loans payable to related parties	(29,989)	-	-	-
Payments of expenses relating to the proposed offering	(1,785)	-	-	-
Dividends paid	(26,265)	-	-	-

Net cash (used in)/provided by financing activities	(10,583)	227,499	(51,650)	(6,791)

Effect of foreign exchange rate changes	(1)	-	(3,448)	555

Net increase/ (decrease) in cash	1,524	242,512	(219,029)	(27,789)

Cash
At beginning of the year	5,903	7,427	249,939	32,027

At end of the year	7,427	249,939	30,909	4,237

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands)

	2005	2006	2007
	RMB	RMB	RMB	US$
Supplemental disclosure of cash flow information

Cash paid during the year for interest expense	14,899	15,739	12,921	1,699

Supplemental disclosure of non-cash investing and financing activities:

(a) On November 23, 2006, the outstanding loans from Apex Glory Holdings Limited of RMB70,596 and Easebright Investments Limited of RMB18,766 were converted into 6,911,895 and 1,837,334 ordinary shares of the Company, respectively.

(b) In connection with the initial public offering (“IPO”) of the Company, there were non-cash expenses of RMB5,643, representing the fair value of stock options granted to Maxim Group LLC on December 18, 2006, deducted from the IPO proceeds and recorded in additional paid-in capital.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
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

In connection with the IPO of the Company, net proceeds, after deduction of the related expenses, with aggregate amount of RMB235,867 were received.

(2) Basis of Presentation

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(2) Basis of Presentation (continued)

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

For the convenience of the readers, the 2007 RMB amounts included in the accompanying consolidated balance sheet has been translated into U.S. dollars at the rate of US$1.00 = RMB 7.2946, being the noon buy rate for U.S. dollars in effect on December 31, 2007 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2007, or at any other date. The Company used average exchange rate of US$1=RMB 7.6058 to translate the consolidated statement of operations and statement of cash flow for the year ended December 31, 2007 and historical rate for the statement of stockholders’ equity for the year ended December 31, 2007.

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
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(3) Summary of Significant Accounting Policies and Practices (continued)

(c) Cash and Restricted Cash

As of December 31, 2006 , there was restricted cash of RMB3,311 for trade financing purposes. As of December 31, 2007, there was restricted cash of RMB64,909 (US$8,898) which includes RMB26,000(US$3,418) cash payments reserved to invest in a hotel and paid in January 2008.

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

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the year ended December 31, 2005, 2006, and 2007 was RMB23,337, RMB23,425, and RMB23,217 (US$3,053) respectively, of which 98%, 97% and 93% were recorded in cost of goods sold and 2%, 3% and 7% was recorded in administrative expenses, respectively.

Construction in progress represented capital expenditure in respect of the BOPET productions line. No depreciation is provided in respect of construction in progress.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
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

Management performed step one of its annual goodwill impairment test in the fourth quarter of 2007 and determined that the fair value of Shandong Fuwei exceeded its net book value as of December 31, 2007. Therefore, step two was not required.

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
For the years ended December 31, 2005, 2006 and 2007
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

For the year ended December 31, 2005, government grants of RMB160 were recognized to compensate research and development expenses incurred and RMB98 were received as incentive of high VAT payer and were recorded in administrative expenses. For the year ended December 31, 2006, government grants of RMB900 were recognized to compensate research and development expenses incurred and were recorded in administrative expenses. For the year ended December 31, 2007, government grants of RMB20,000 (US$2,762) were recognized to compensate research and development expenses incurred and were recorded in administrative expenses.

(m) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to, RMB1,157, RMB3,650 and RMB 420 (US$55) for the year ended December 31, 2005, 2006 and 2007 and such costs were recorded in administrative expenses.

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

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measuring and recognition in accounting for income taxes. The Company adopted FIN 48 begining on January 1, 2007. The initial adoption of FIN 48 had no impact on the Company’s financial statements. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of interest expenses and administrative expenses in the statements of income, respectively. The additional disclosures required under FIN 48 are included in Note 19.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(3) Summary of Significant Accounting Policies and Practices (continued)

(p) Stock Option Plan

The fair value of stock options granted to Maxim Group LLC under the stock option plans is recognized as listing expenses deducted from IPO proceeds and recorded in additional paid-in capital.

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

All the stock options granted during the year ended December 31, 2006, were outstanding as of December 31, 2006, with a weighted-average remaining contractual term of 5 years. The grant-date fair value of options granted during the year ended December 31, 2006 is RMB5,643.

The Company recognized share-based compensation expenses of RMB5,643 for the year ended December 31, 2006, as listing expense deducted from IPO proceeds and recorded in additional paid-in capital. As of December 31, 2007, there was no unrecognized compensation costs related to unvested stock options.

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
For the years ended December 31, 2005, 2006 and 2007
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

(u) Recently Issued Accounting Standards

In September 2006, FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities  is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

•	A brief description of the provisions of this Statement

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(3) Summary of Significant Accounting Policies and Practices (continued)

(u) Recently Issued Accounting Standards (continued)

•	The date that adoption is required

•	The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. On January 1, 2008, the Company elected not to adopt the option Statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquire: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

On March 19, 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. "Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance," explained Kevin Stoklosa, project manager. "By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions." The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(4) Unaudited Quarterly Data

Quarter Ended	Mar. 31		Jun. 30		Sept. 30		Dec. 31		Total
Fiscal year 2007	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	99,265	12,853	120,929	15,750	107,652	14,261	121,526	16,293	449,373	59,083
Gross profit	23,556	3,050	32,665	4,254	23,585	3,125	19,318	2,600	99,842	13,127
Net income	13,263	1,717	20,086	2,616	12,911	1,712	999	163	47,260	6,214
Basic earnings per share	1.02	0.13	1.54	0.20	0.99	0.13	0.08	0.01	3.62	0.48
Diluted earnings per share	1.02	0.13	1.54	0.20	0.99	0.13	0.08	0.01	3.62	0.48

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(5) Accounts Receivable, net

Accounts receivable at December 31, 2006 and 2007 consist of the following:

	2006	2007	2007
	RMB	RMB	US$
Accounts receivable	39,053	35,893	4,920

Less: Allowance for doubtful accounts	(872)	(2,644)	(362)
	38,181	33,249	4,558
Bills receivable	37,349	24,946	3,420

	75,530	58,195	7,978

An analysis of the allowance for doubtful accounts for 2005, 2006 and 2007 is as follows:

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Balance at beginning of year	1,008	2,015	872	120
Bad debt expense/(recovery)	1,007	(1,143)	1,772	242
Write-offs	-	-	-	-

Balance at end of year	2,015	872	2,644	363

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(6)	Inventories

Inventories at December 31, 2006 and 2007 consist of the following:

	2006	2007
	RMB	RMB	US$
Raw materials	10,526	14,944	2,049
Work-in-progress	2,029	956	131
Finished goods	10,874	25,321	3,471
Consumables and spare parts	354	449	62

	23,783	41,670	5,712

(7) Prepayments and Other Receivables

Prepayments and other receivables at December 31, 2006 and 2007 consist of the following:

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(7) Prepayments and Other Receivables (continued)

	2006	2007
	RMB	RMB	US$
Purchase deposits of raw materials	5,724	13,538	1,854
Prepayments (Note)	3,354	774	106
Other receivables	10,360	1,848	253
	19,438	16,160	2,215

Note: Prepayments at December 31, 2006 and 2007 include an amount of RMB767 and RMB741 (US$102), respectively, representing the current portion of lease prepayments of the Group (see Note 9).

(8) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2006	2007
	RMB	RMB	US$
Buildings	33,699	33,699	4,620
Plant and equipment	276,328	276,943	37,966
Computer equipment	955	1,007	138
Furniture and fixtures	1,798	1,844	253
Motor vehicles	1,390	1,273	174
Construction-in-progress	66,753	265,253	36,362
	380,923	580,019	79,513
Less: accumulated depreciation	(63,233)	(86,456)	(11,852)
	317,690	493,563	67,661

All of the Group’s buildings are located in the PRC. As of December 31, 2006 and 2007, property, plant and equipment with carrying value totaling RMB242,242 and RMB360,003 (US$49,352) respectively were pledged to banks as collateral for short-term bank loans of RMB178,270 and RMB152,590 (US$20,918) respectively (see Note 12).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Interest expense capitalized during the year ended December 31, 2005, 2006 and 2007 was RMB1,152 , RMB2,855 and RMB 12,805 (US$1,684), respectively (see Note 18).

(9) Lease Prepayments

The balance represents the land use rights of the Group as follows:

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(9) Lease Prepayments (continued)

	2006	2007
	RMB	RMB	US$
Non-current portion	23,059	22,290	3,056
Current portion - amount charged to expense next year	767	741	102
	23,826	23,031	3,157

As of December 31, 2006 and 2007, prepaid land use rights were pledged to banks as collateral for short-term bank loans of RMB52,600 and RMB0 (US$0) respectively (Note 12).

Charges for the year ended December 31, 2005, 2006 and 2007 was RMB392, RMB724, and RMB741(US$102) respectively.

As of December 31, 2007, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB23,031. The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

 (10) Intangible Asset, net

	2006	2007
	RMB	RMB	US$
Trademark	362	362	48
Less: accumulated amortization	(253)	(326)	(43)
	109	36	5

Intangible asset represents the trademark of “Neo-luck” acquired by Shandong Fuwei from Shandong Neo-Luck on July 20, 2003. Amortization expense is recognized on a straight-line basis over the estimated useful life of 5 years. Amortization of intangible asset was RMB73, RMB72 and RMB73 (US$10) for the year ended December 31, 2005, 2006 and 2007, respectively.

The estimated amortization expense of intangible assets is as follows:

RMB
2008	36

(11) Goodwill

Goodwill of RMB10,276 (US$1,409) at December 31, 2006 and 2007, which is not deductible for tax purposes, pertains solely to the Company’s acquisition of Shandong Fuwei in October 2004. The goodwill is attributable to the development potential of business acquired.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(12) Short-term Bank Loans

	Interest rate per	2006	2007
Lender	annum	RMB	RMB	US$
Bank of Communications Co.,Ltd.
- December 30, 2005 to November 25, 2006	6.70%	52,600	-	-
- December 20, 2005 to December 13, 2006	6.70%	52,546	-	-
- April 27, 2005 to September 20, 2006	5.76%	100,000	-	-
- January 15, 2007 to January 15, 2008	6.73%	-	100,000	13,709
- February 6, 2007 to January 15, 2008	6.73%	-	52,590	7,209

Weifang Commercial Bank
- January 31, 2007 to January 30, 2008	3.06%	-	16,500	2,262
- October 30, 2007 to January 24, 2008	0.00%	-	3,500	480

China Construction Bank Corporation
- March 31, 2006 to January 20, 2007	5.84%	8,934	-	-

Agricultural Bank of China Co., Ltd.
- September 30, 2005 to September 9, 2006	7.25%	8,790	-	-
- October 17, 2005 to October 16, 2006	7.25%	8,000	-	-
- October 28, 2005 to October 27, 2006	7.25%	6,800	-	-
Discounted bills (Note 24(c))	6.86%-7.00%	2,008	-	-

Bank of China
- August 25, 2007 to August 24, 2008	6.02%	-	4,826	661
- August 13, 2007 to August 12, 2008	6.03%	-	3,399	466
- August 31, 2007 to August 30, 2008	6.01%	-	2,252	309
- August 31, 2007 to August 30, 2008	6.01%	-	3,100	425
- November 14, 2007 to November 14, 2008	5.66%	-	1,860	255

		239,678	188,027	25,776

Notes:

During the years ended December 31, 2006 and 2007, the Company entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital, construction, and foreign trade. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2006 and 2007 were 6.32% and 6.22% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(12) Short-term Bank Loans (continued)

Following the maturity of the short-term loans of RMB52,546 and RMB100,000 from Bank of Communications Co., Ltd on December 13, 2006 and September 20, 2006, respectively, the Company obtained from Bank of Communications Co., Ltd. new short terms loans of RMB52,590 and RMB100,000 on January 15, 2007, with the maturity date on January 15, 2008, and interest charged at 6.73% per annum.

The Company obtained from Weifang Commercial Bank new short term loan of RMB16,500 (US$2,262) on January 15, 2007, with the maturity date on January 30, 2008, and interest charged at 3.060% per annum. The Company obtained from Weifang Commercial Bank new short term loan of RMB3,500(US$480) on January 31, 2007, with the maturity date on January 24, 2008 and , and interest charged at 0.00% per annum. the loan is a low interest rate loan from the government to enterprises and the interest rate applied in the Fund is 50% lower than the prevailing interest rate published by People’s Bank of China. The loan is a kind of industrial development fund loan administered by the local government in Shandong with the purpose of enhancing the independent innovation and technical research and development ability of local enterprises and supporting the development of local high and new technology companies. RMB 20,000 (US$2,742) proceeds from this loan have been invested in the construction of the Fuwei technology center testing production line project.

All of the short-term loans from Agricultural Bank of China Co., Ltd., totaling RMB23,590 (US$3,234), and a short-term loan from Bank of Communications Co., Ltd. of RMB 52,600 (US$7,211), were fully repaid in January 2007 and February 2007, respectively.

On August and September 2007, Shandong Fuwei recommended a foreign currency portfolio from Bank of China Weifang branch, expect it will be reduce the cost of foreign exchange for Shandong Fuwei import raw material. The portfolio transactions are guaranteed by RMB 64,909 (US$1,879) security deposit. Loan contract is signed between two parties when L/C is opened and contract stated that term is one year and lending interest rates base on low fix benchmark interest rate of the People’s Bank of China (the “PBOC”), and dollar is purchased at lower exchange rate. The Company obtained from Bank of China new short term loans totaling RMB15,981 from August 2007 to November 2007, with maturity terms of one year from the borrowing dates. All of the loans are due before December 31, 2008. The interest rates are between 5.66% to 6.03% per annum.

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	2006	2007
	RMB	RMB	US$
Secured by:
- property, plant and equipment	178,270	152,590	20,288
- lease prepayments	52,600	-	-
- bills receivable	2,008	-	-
Guaranteed by related parties (Note 20(a))	6,800	20,000	2,742
Restricted cash	-	15,437	2,116
	239,678	188,027	25,776

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(13) Accrued Expenses and Other Payables

Accrued expenses and other payables at December 31, 2006 and 2007 consist of the following:

	2006	2007
	RMB	RMB	US$
Payables to contractors	8,677	-	-
Receipts in advance from customers	3,929	11,020	1,511
VAT payable and other taxes payable	893	3,709	508
Audit fee	1,990	84	12
IPO expenses	1,923	-	-
Others	2,085	3,731	511
	19,497	18,544	2,542

(14) Shareholders’ Equity

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

(15) Revenues

The Group’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(15) Revenues (continued)

The following table shows the distribution of the Group’s revenue by the geographical location of customers, whereas all the Group’s assets are located in the PRC:

	2005	2006	2007
	RMB	RMB	RMB	US$
The PRC	304,421	345,122	335,213	44,073
Overseas countries (principally Korea, United States of America and Europe)	41,784	91,762	114,160	15,010

	346,205	436,884	449,373	59,083

The Group’s revenue by significant types of films for 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	RMB	RMB	RMB	US$
Printing film	103,682	95,315	83,453	10,972
Stamping film	94,711	99,856	94,366	12,407
Metallization film	39,647	34,772	30,668	4,032
Base film for other application	59,826	46,784	70,925	9,325
Special film	48,339	160,157	169,961	22,346

	346,205	436,884	449,373	59,083

The Group operates and manages its business in one single operating segment - Shandong Fuwei, the operating subsidiary in the PRC. The results of Shandong Fuwei used by management to evaluate business performance are prepared based on PRC GAAP. Segment information is set out below:

	2005	2006	2007
	RMB	RMB	RMB	US$

Revenues from external customers
(Note (a))	342,085	429,354	450,946	59,290

Segment income	58,240	65,620	54,823	7,208
Reconciling items (Note (b))	(1,171)	2,802	2,788	367

Income before income taxes	57,069	68,422	51,941	6,829

Depreciation and amortization	23,802	24,221	23,290	3,062

Segment assets (Note (c))		496,334	753,863	103,345

Expenditures for long-lived assets		40,175	185,190	24,349

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(15) Revenues (continued)

(a)	Reconciliation of total segment revenue to consolidated revenue

	2005	2006	2007
	RMB	RMB	RMB	US$
Total segment revenues under
PRC GAAP	342,085	429,354	450,946	59,290
Reconciliation from PRC GAAP to
US GAAP:
- Freight and other operating expenses	4,120	7,530	1,573	207

Consolidated revenues under US GAAP	346,205	436,884	449,373	59,083

(b) Reconciliation of total segment income to consolidated operating income

	2005	2006	2007
	RMB	RMB	RMB	US$
Total segment income under PRC GAAP	58,240	65,620	54,823	7,208

- Depreciation on property, plant and equipment	871	871	907	119
- Capitalization of interest expense	1,152	2,855	1,170	122
- Other adjustments	(806)	1,214	1,963	259

	1,217	4,940	3,040	400

Total segment income under US GAAP	59,457	70,560	57,863	7,608
Interest income of holding companies	-	14	91	12
Administrative expenses of holding companies	(2,388)	(2,152)	(5,929)	(756)

Consolidated income before income taxes	57,069	68,422	52,025	6,840

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(15) Revenues (continued)

(c) Reconciliation of total segment assets to consolidated total assets
	2006	2007
	RMB	RMB	US$
Total assets for reportable segment under PRC GAAP	496,334	753,863	103,345
Reconciliation from PRC GAAP to US GAAP:
- Property, plant and equipment	(25,201)	(15,453)	(2,118)
- Lease prepayments	2,754
- Deferred tax assets	1,047	1,047	144
- Goodwill	10,276	10,276	1,409
- Accounts receivable, net	3,088	(2,946)	(404)
- Prepayments and other receivables	(1,171)	(7,796)	(1,014)

Total segment assets under US GAAP	487,127	738,991	101,302
Cash held by the Company	240,978	131	18
Others (Note)	9,977	(147)	(20)

Consolidated total assets	738,082	738,975	101,304

Note: The 2006 balance primarily includes other receivables of the Company. The 2007 balance primarily includes other payables of third parties.

(16) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	2005	2006	2007
	RMB	RMB	RMB	US$
Cost of goods sold	22,737	22,721	22,557	2,966
Distribution expenses	12	10	14	2
Administrative expenses	661	766	719	95

	23,410	23,497	23,290	3,062

(17) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of goods sold and all other outbound freight costs in distribution expenses. For the year ended December 31, 2005, 2006 and 2007, freight costs included in cost of goods sold were RMB186, RMB177 and RMB3,030 (US$398), respectively, and RMB7,913, RMB13,170 and RMB10,843 (US$1,426), respectively, were included in distribution expenses.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

 (18) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2005, 2006 and 2007:

	2005	2006	2007
	RMB	RMB	RMB	US$
Interest cost capitalized	1,152	2,855	170	22
Interest cost charged to expense	13,747	12,884	13,233	1,684

	14,899	15,739	12,975	1,706

(19) Income Taxes

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

In addition, Shandong Fuwei has been granted certain tax relief under which it is exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006, and 50% reduction in tax rate for the year ended December 31, 2007.

If Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 0% for the year ended December 31, 2005 and 2006, and rate of 7.5% for the year ended December 31, 2007, it would have had an EIT rate of 15%. Net income and basic and diluted earnings per share would be reduced by the following amounts.

	2005	2006	2007
	RMB	RMB	RMB	US$
Net income	(8,736)	(10,453)	(4,340)	(571)
Earnings per share
- Basic	(11,331)	(9.50)	(0.33)	(0.04)
- Diluted	(11,331)	(9.48)	(0.33)	(0.04)

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(19) Income Taxes (continued)

The Group had minimal operations in jurisdictions other than the PRC. (Loss)/income before income taxes consists of:

	2005	2006	2007
	RMB	RMB	RMB	US$
Cayman Islands	(60)	(2,117)	(5,893)	(775)
British Virgin Islands	(2,328)	(21)	55	7
PRC	59,457	70,560	57,863	7,608

	57,069	68,422	52,025	6,840

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and do not believe there will be any significant increases or decreases within the next twelve month. No Interest or penalties have been accrued at the date of adoption.

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

On December 29, 2006, the Standing Committee of the Tenth National People’s Congress (“NPC”) passed a resolution to submit the draft Enterprises Income Tax Law (“New Tax Law”) to the Tenth NPC plenary session for voting. On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law will take effect as of January 1, 2008. Further, on December 6, 2007, the State Council Released the Implementation Rules to the Corporate Income Tax Law (“the Implementation Rules”).

According to the New Tax Law, from January 1, 2008, the standard corporate income tax rates for enterprises in the PRC will be reduced from 33% to 25%. However, an “encouraged hi-tech enterprise” will continue to be entitled a reduced corporate income tax rate of 15%.

Under the New Tax Law being effective from January 1, 2008, and in accordance with “Notification of the State Council on carrying out the Transitional Preferential Policies concerning Enterprise Income Tax”(Guo Fa [2007] No.39) promulgated by the State Council on December 26, 2007, an entity established before March 16, 2007 that was entitled to preferential tax treatment prior to the New Tax Law will be subject to transitional tax rate beginning in period 2008 (“ Transitional Tax rate”) before the new corporate income tax rate of 25% applies. For company currently enjoying a reduced tax rate of 15%, the Transitional Tax Rate is 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011and 2012 on wards respectively. The tax rate will transit to the standard tax rate of 25% for entities with current rate of 24% effective from January 1, 2008.

The Company believes that Shandong Fuwei will continue qualifying as an “encouraged hi-tech enterprise” under the New Tax Law.  Accordingly, the deferred taxes as of December 31, 2007, have been calculated employing the statutory rate of the Shandong Fuwei of 15%.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)
(19) Income Taxes (continued)

Income tax benefit/ (expense) consists of:

	Current	Deferred	Total
PRC income tax	RMB	RMB	RMB
Year ended December 31, 2005	-	59	59

Year ended December 31, 2006	-	(757)	(757)

Year ended December 31, 2007	(4,529)	(152)	(4,681)

Year ended December 31, 2007 (US$)	(595)	(20)	(615)

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2005, 2006 and 2007 for the following reasons:

	2005	2006	2007
	RMB	RMB	RMB	US$
Income before income taxes	57,069	68,422	51,941	6,829

Computed “expected” tax expense	(8,560)	(10,263)	(7,791)	(1,024)
Non-deductible expenses	(419)	(377)	(900)	(118)
Non-taxable income	-	2	24	3
Tax holiday	8,978	9,827	3,986	524
Tax rate differential of other tax jurisdictions	60	54	-	-

Actual income tax benefit/(expenses)	59	(757)	(4,681)	(615)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of December 31, 2006 and 2007, are presented below.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(19) Income Taxes (continued)

Deferred income tax assets/(liabilities):

	2006	2007
	RMB	RMB	US$
Current
Accounts receivable	(162)	(265)	(36)
Other receivables	(29)	–	–
	(191)	(265)	(36)

Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	2,205	2,666	365
Construction in progress, principally due to capitalized interest	(722)	(1,150)	(158)
Lease prepayments, principally due to differences in charges	(436)	(547)	(74)
	1,047	969	133

Net deferred income tax assets	856	704	97

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2007. The profit before taxation for Shandong Fuwei for the year ended December 31, 2005, 2006 and 2007 was RMB58,586 and RMB69,933 and RMB 51,941 (US$7,120) respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(20) Related Party Transactions

Name of party	Relationship
Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer, previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Easebright Investments Limited (“Easebright Investments”)	Shareholder (21%) of the Company

Apex Glory Holdings Limited (“Apex Glory Holdings”)	Shareholder (79%) of the Company

Fuhua Industrial Material Management Co., Ltd. (“Fuhua Management”)	Investment owned by Weifang Neo-Luck Group.

Weifang Fuwah Hotel Co. Ltd (“Fuwah Hotel”)	Investment owned by Weifang Neo-Luck Group.

(a) The principal related party transactions during the year ended December 31, 2005, 2006 and 2007 are as follows:

	Note		2005	2006	2007
			RMB	RMB	RMB	US$
Guarantee of bank loans	(i	)	6,800	6,800	-	-
Rentals for staff quarters	(ii	)	201	151	160	21
Interest income	(iii	)	838	-	-	-

Notes:

(i) During the year ended December 31, 2005 and 2006, a bank loan of RMB6,800 was guaranteed by Shandong Baorui.

(ii) During the year ended December 31, 2005, 2006 and 2007, the Group paid the rental expenses to Fuhua Management for renting an apartment for the purpose of staff quarters.

(iii) During the year ended December 31, 2005, interest income of RMB838 was received from Weifang Neo-Luck Group in respect of a loan receivable carried at an interest rate of 5.49% per annum.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(21) Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB527, RMB456 and RMB433 (US$57) for the year ended December 31, 2005, 2006 and 2007, respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(22) Fair Value of Financial Instruments

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

(23) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2005, 2006 and 2007.

There were no amounts due from customers representing more than 10% of the outstanding accounts receivable at December 31, 2006 and 2007.

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2005 , 2006 and 2007. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed. In the event that these major suppliers ceased to sell to the Group and the Group could not secure other sources of supply, the Group’s turnover and profitability might be adversely affected.

The following are the vendors that supplied 5% or more of our raw materials for each of the year ended December 31, 2005, 2006 and 2007:

		Percentage of total purchases (%)
Name of Vender	Supply	2005	2006	2007
Sinopec Yizheng	PET resin	66.6	58.5	46.4
Hyosung Corporation	PET resin	-	2.1	18.0
Yizheng Tianbao Polyester Co., Ltd.	Additives	16.7	23.9	16.6
Jiangyin Xingtai New Material Co., Ltd.	PET resin	-	6.7	12.3
Zhuhai Yubua Polyester Co., Ltd.	PET resin and additives	5.3	2.1	-

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(24) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2007 are as follows:

RMB
2008	490

The Company leases warehouses and staff quarters under operating leases. The leases typically run for an initial period of between one and five years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

For the year ended December 31, 2005, 2006 and 2007, total rental expenses for non-cancelable operating leases were RMB321, RMB309 and RMB2,792 (US$367), respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2007 were RMB155,058 (US$21,257).

(c) Outstanding bills receivable discounted

As of December 31, 2006, the Company had retained a recourse obligation of RMB2,008 in respect of bills receivable discounted with and sold to banks. The recourse obligation represents the amount the Company will be obligated to repay to the extent that the issuing banks who have guaranteed payment do not honor the bills receivable upon maturity. For the year presented, the Company did not experience any losses on bills receivable discounted. The discounted bills at 2006 was RMB2,008 and was disclosed as secured short-term loans (see Note 12).

As of December 31, 2007, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

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

At the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neoluck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. The Company joined those discussions as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

The arbitration proceeding between DMT and Shandong Neoluck, after several weeks of negotiations among the parties, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”) was signed between DMT and Shandong Fuwei on March 5, 2008 under the Service Agreement, Shandong Fuwei will pay an amount of US$180 in two installments for receiving service and spare parts.

In connection with this agreement a third party is required to compensate the plantiff if the third party does not perform under the terms of settlement the Company’s liability in regard to this matter  may increase.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(24) Commitments and Contingencies

(d) Legal proceedings (continued)

At December 31, 2007, Hampden Kent Group LLC (“HKG”) commenced arbitration for the amount of US$3,800 relating to a claim for a penalty fee in connection with services allegedly performed by HKG in connection with attempting to provide financing to Fuwei pursuant to a service agreement between the parties. As regarding the service agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claiming party, in this case, HKG. In December 2007, HKG filed a demand for arbitration with the International Dispute Center of the AAA. The Company believes the allegations are without merit and that it intends to defend itself vigorously against the claims. Management estimated the exposure to the claim ranges from US$0 to US$3,800 as of December 31, 2007.

On October 19, 2007, the Company became aware that a class action lawsuit had been filed on behalf of all purchasers of the Company’s stock (collectively, the “Plaintiffs”) from the date of the Company’s Initial Public Offering on December 19, 2006 through October 16, 2007. The case is pending in the United States District Court for the Southern District of New York. The complaint alleges that the Company and certain of its present and former officers, directors and control persons (collectively, the “defendants”) violated the Securities Act of 1933. On November 21, 2007, the Company was given notice that a class action lawsuit had been commenced on behalf of all purchasers of the Company’s stock (collectively, the “plaintiffs”) pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s Initial Public Offering on December 19, 2006 through November 12, 2007. The case is pending in the United States District Court for the Southern Disctrict of New York. The complaint alleges that the Company, its underwriters and certain of its executives (collectively, the “Defendants”) violated Section 11, 12(2) and 15 of the Securities Act of 1933. The complaint also alleges that the Defendants misrepresented or omitted material information regarding the Company and its business operation. The Company’s management believes that the allegation are without merit, and the Company intends to defend itself vigorously against the claims, and has engaged a law firm in this regard. However, it is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter.

(25) Earnings per Share

Basic and diluted earnings per share for the period/year ended December 31, 2005, 2006 and 2007 have been calculated as follows:

	2005	2006	2007
	RMB	RMB	RMB	US$
Net income available to ordinary shareholders	57,128	67,665	47,260	6,214
Denominator for basic net income available to
ordinary shareholders:
Weighted average number of ordinary shares
Outstanding	771	1,101,031	13,062,500	13,062,500

Basic earnings per share	74,096	61.46	3.62	0.48

Net income available to ordinary shareholders	57,128	67,665	47,260	6,214
Denominator for diluted net income available to ordinary shareholders:

Weighted average number of ordinary shares
outstanding	771	1,101,031	13,062,500	13,062,500
Weighted average number of share options	-	1,457	-	-

	771	1,102,488	13,062,500	13,062,500

Diluted earnings per share	74,096	61.37	3.62	0.48

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(26) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2007, additional transfers of RMB4,741 (US$623) are required before the statutory general reserve reaches 50% of the registered capital of Shandong Fuwei. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2007, an aggregate amount of RMB36,312 (US$4,978) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2007, the amount of restricted net assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 70% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheet as of December 31, 2006 and 2007

	2006	2007
	RMB	RMB	US$

Cash and cash equivalents	240,978	74	10
Other current assets	96,045	311,835	42,749
Investments in subsidiaries	147,762	147,762	20,256

Total assets	484,785	459,671	63,015

Current liabilities	18,878	21,194	2,905
Total shareholders’ equity	465,907	438,477	60,110

Total liabilities and shareholders’ equity	484,785	459,671	63,015

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(26) Fuwei Films (Holdings) Co., Ltd (Parent Company) (continued)

Condensed Statements of Operations (For the year ended December 31, 2005, 2006 and 2007)

	2005	2006	2007
	RMB	RMB	RMB	US$

Interest income	-	14	91	12
General and administrative expenses	(60)	(2,131)	(5,984)	(787)

Loss before equity in undistributed
earnings of subsidiaries	(60)	(2,117)	-	-
Equity in earnings of subsidiaries	57,188	69,782	-	-

Net income	57,128	67,665	(5,983)	(787)

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(26) Fuwei Films (Holdings) Co., Ltd (Parent Company) (continued)

Condensed Statement of Cash Flows (For the year ended December 31, 2005, 2006 and 2007)

	2005	2006	2007
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net income	57,128	67,665	(5,893)	(775)
Adjustment to reconcile net income to net cash from operating activities:
- Equity in earnings of subsidiaries	(57,188)	(69,782)	-	-
- Foreign exchange gain	-	(1,473)	-	-
Changes in operating assets and liabilities:
- Other current assets	(89,323)	(9,974)	9,631	1,266
- Other current liabilities	89,396	18,659	(3,713)	(488)

Net cash provided by operating activities	13	5,095	25	3

Cash flow from financing activities
Payments to related parties	-	-	(232,656)	(30,589)

Issuance of share capital	-	235,867	-	-

Effect of exchange	-	-	(8,273)	(1,088)

Net cash provided by/(used in) financing activities	-	235,867	(240,929)	(31,677)

Net increase/(decrease) in cash	13	240,962	(240,904)	(31,674)
Cash:
At beginning of year	3	16	240,978	30,878

At end of year	16	240,978	74	10

 (27) Subsequent Events

The arbitration proceeding between DMT S. A. (“DMT”) and Shandong Neoluck Plastics Co. Ltd. (“Neoluck”), after several weeks of negotiations among the parties, the parties entered into two Agreements, one is a Service and Technical Assistance Agreement (the “Service Agreement”) between DMT and Shandong Fuwei, dated March 5, 2008, providing for the payment of $180 in two installments in order to commence receiving service and spare parts with respect to the equipment that had been originally sold by DMT. On March 12, 2008, the Neoluck Group entered into a Settlement Agreement (the “Settlement Agreement”) with DMT, pursuant to which Neoluck Group will make a payment of $900 through an irrevocable bank draft delivered to DMT to be drawn upon within sixty days. In accordance with the provisions of the Settlement Agreement, upon DMT’s collection of moneys to be paid under the Settlement Agreement and the Service Agreement, the pending dispute in arbitration will be withdrawn and DMT will release the Neoluck Group and Fuwei from any claims relating to the original sale of the equipment.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2005, 2006 and 2007
(amounts in thousands, except share and per share data)

(27) Subsequent Events (continued)

In accordance with the Settlement Agreement, a letter, signed by counsel to DMT and Fuwei, has been transmitted to the ICC International Court of Arbitration requesting a suspension of any further proceeding pending the performance of the payment obligations under the Settlement Agreement and the Service Agreement. Once such payment obligations are performed, the arbitration proceeding will be withdrawn as settled between the parties.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court also appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).  On March 14, 2008, plaintiffs filed a consolidated amended class action complaint naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters — Maxim Group LLC, WR Hambrecht + Co. and Chardan Capital Markets, LLC.  The consolidated amended class action complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  At this point, we believe that only the Company, Mr. Stulga, and the Underwriter Defendants have been properly served with the consolidated amended class action complaint.  Pursuant to a scheduling order entered by the Court on February 19, 2008, the parties named as defendants in the consolidated class action are required to answer or otherwise respond to the consolidated complaint on or before April 30, 2008.

On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim, correcting certain clerical errors in its original demand.  On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim.  The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses.  The Company also asserted a counterclaim against HKG for breach of the August 19, 2006 Letter Agreement, seeking to recover the over $300 in fees and costs paid to HKG and other consequential damages.  On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.  At the request of HKG, the Company has agreed to attempt to resolve this dispute through mediation.  A neutral mediator has been appointed by the AAA's International Centre for Dispute Resolution; however, the mediation has not yet been scheduled.