Form 20-F
period 2008-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2009-03-31
CIK 1381074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

None

(Title of Class)

As of March 30, 2009, there were 13,062,500 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Note - Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Yes  ☒ No

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this annual report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	expected growth of and changes in the PRC BOPET film industry and in the demand for BOPET film products;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to maintain and strengthen our position as a leading provider of BOPET film products in China;

•	our ability to maintain strong relationships with our customers and suppliers;

•	our planned use of proceeds;

•	effect of competition in China and demand for and price of our products and services; and

•	PRC governmental policies regarding our industry.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report, Risks, uncertainties and assumptions include, among other things:

•	adverse effect on our business caused by the global financial crisis;

•	competition in the BOPET film industry;

•	growth of, and risks inherent in, the BOPET film industry in China;

•	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	uncertainty in our ability to obtain additional funding in order to complete the construction of the new production line (thick film) project and begin production ;

•	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;

•	risks associated with possible defects and errors in our products;

•	uncertainty as to our ability to protect and enforce our intellectual property rights;

•	uncertainty as to our ability to attract and retain qualified executives and personnel; and

•	uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

These risks, uncertainties and assumptions are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this annual report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Introduction

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008.

Our ordinary shares are listed on the Nasdaq Global Market, or NASDAQ, under the symbol “FFHL.”

Except as otherwise required and for purposes of this Annual Report only:

•	“Fuwei”, “Company”, “us” or “we” refer to Fuwei Films (Holding) Co., Ltd. The term “you” refers to holders of our ordinary shares.

•	“China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government.

•
All references to “Renminbi,” or “RMB” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

•	“BOPET” refers to the Biaxially Oriented Polyester Film.

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

The following selected historical statement of income date for the years ended December 31, 2006, 2007 and 2008 and the selected historical balance sheet data as of December 31, 2007 and 2008 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the period from August 9, 2004 through December 31, 2004 and the year ended December 31, 2005 and the selected historical balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from the Company’s audited financial statements not included in this Annual Report. The following selected historical statement of income data for the period from January 1, 2004 to October 26, 2004 and the selected historical balance sheet data as of October 26, 2004 have been derived from the audited financial statements of Fuwei Films (Shandong) Co., Ltd. (the “Predecessor Company”) not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Predecessor Company	Fuwei Films (Holdings) Co., Ltd.
	January 1 through	August 9 through December 31,	Year Ended December 31,
	October 26,2004	2004	2005	2006	2007	2008
(in thousands, except per share data)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Statement of Income Data:
Revenues, net	286,114	81,364	346,205	436,884	449,373	447,255	65,253
Gross profit	78,950	17,326	87,115	102,543	99,842	70,332	10,261

Operating income	68,326	12,403	65,999	78,017	64,266	24,604	3,590
Interest expense	(7,291)	(1,370)	(13,747)	(12,884)	(13,233)	(3,995)	(583)

Income before income tax	61,557	13,811	57,069	68,422	51,941	21,123	3,082

Net income	61,531	14,099	57,128	67,665	47,260	18,157	2,649
Earnings per share
Basic		18,287	74,096	61.46	3.62	1.39	0.20
Diluted		18,287	74,096	61.37	3.62	1.39	0.20
Weighted average number ordinary shares, Basic and diluted
Basic	-	771	771	1,101,031	13,062,500	13,062,500	13,062,500
Diluted	-	771	771	1,102,488	13,062,500	13,062,500	13,062,500

	Predecessor Company	Fuwei Films (Holdings) Co., Ltd
	As of	As of	As of December 31,
	October 26,	December 31,
	2004	2004	2005	2006	2007	2008
(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Balance Sheet Data:
Cash	12,144	5,903	7,427	249,939	30,909	15,823	2,308
Accounts receivable, net	39,542	25,460	46,129	75,530	58,195	38,579	5,628
Inventories	26,365	18,032	24,887	23,783	41,670	30,589	4,463
Total current assets	163,446	72,288	93,349	372,001	211,842	104,105	15,188
Property, plant and equipment, net	204,804	304,600	303,596	317,690	493,562	578,643	84,421
Total assets	383,532	407,005	440,361	738,082	738,975	739,904	107,949
Short-term bank loans	199,600	200,590	248,046	239,678	188,027	164,764	24,038
Total current liabilities	264,533	392,905	367,401	272,175	226,445	204,305	29,807
Total shareholders’ equity	118,514	14,100	72,960	465,907	512,530	530,599	77,412

If our subsidiary, Fuwei Films (Shandong) Co. Ltd., or Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 0% for the period year ended December 31, 2004, 2005 and 2006, and rate of 7.5% for the year ended December 31, 2007, it would have had an EIT rate of 15% for both of those years. Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the year ended December 31, 2008 due to its status as a High-and-New Tech Enterprise since December 2008.  If Shandong Fuwei was no longer designated as such, it would have been subject to a standard enterprise income tax at a rate of 25%. Net income and basic and diluted earnings per share would be reduced by the following amounts if Shandong Fuwei was not entitled to a reduced EIT rate for the period/years 2004, 2005, 2006, 2007 and 2008:

	Predecessor Company	Fuwei Films (Holdings) Co., Ltd
(In thousands, except per share data)	Jan. 1	Aug. 9	Year Ended December 31,
	through	through
	Oct. 26,	December
	2004	31,2004	2005	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Net income	(9,204)	(3,098)	(8,736)	(10,453)	(4,340)	(2,966)	(433)

Earnings per share
- basic	-	(4,019.00)	(11,331.00)	(9.50)	(0.33)	(0.23)	(0.03)
- diluted	-	(4,019.00)	(11,331.00)	(9.48)	(0.33)	(0.23)	(0.03)

The 2008 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB 6.8542, which was the noon buying rate for U.S. dollars in effect on December 31, 2008 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2008, or at any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. In December 2008, this change in policy resulted in an approximately 15.5% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. Although the Company generates its revenue in the PRC in Renminbi which has become more valuable in U.S. dollars, the Company’s overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income.

We have calculated and presented our financial statements in Renminbi. Our business is primarily conducted in China and denominated in Renminbi. Reports will be made to shareholders and will be expressed in Renminbi. The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at the rate of US$1.00 = RMB6.8542, being the noon buy rate for U.S. dollars in effect on December 31, 2008 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Average	High	Low	Period-end
	(Rmb per U.S.$1.00)
2004(1)	8.2768	8.2774	8.2764	8.2765
2005(1)	8.1472	8.2765	8.0702	8.0709
2006(1)	7.9723	8.0702	7.8041	7.8041
2007(1)	7.6038	7.7881	7.2946	7.2946
2008(1)	6.9623	7.2941	6.7480	6.8542
September 2008(2)	6.8500	6.8450	6.7926	6.8551
October 2008(2)	6.8504	6.8443	6.7480	6.8520
November 2008(2)	6.8413	6.8343	6.8028	6.8359
December 2008(2)	6.8676	6.8810	6.8045	6.8542
January 2009(2)	6.8471	6.8430	6.8030	6.8497
February 2009(2)	6.8465	6.8390	6.8147	6.8488
March 2009(2) (3)	6.8462	6.8354	6.8114	6.8419

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.

(2)	Monthly average is calculated by averaging the daily rates during the relevant period.

(3)	As of March 30, 2009, the exchange rate was 6.8419.

B.  Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

The following matters and other additional risks not presently known to us or that we deem immaterial, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise. Reference to a cautionary statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

(a)	Risks Associated with Our Business

Risks Related to Our Business

Since the fourth quarter of 2008, the global financial crisis has adversely affected our business, including a heavy decline in customers ’ demands, sharp decrease in the sales prices and a decrease in the export of our products.  If the economy does not recover, we will continue to face such declines.

Since the fourth quarter of 2008, our business has been significantly affected by the global financial crisis. The domestic market has experienced a drop in demand for our products , especially in the volume of high value-added special films, and our export markets have suffered as well. In addition, as a result of the significant decrease in the price of our products, our results of operation encountered a significant decline beginning in the fourth quarter of 2008. We suspended the lease production line for about two months in the fourth quarter of 2008 and we decided to temporarily close the office in Japan at the end of 2008 as a result of insufficient demand. We have taken and will continuously take actions, such as reducing costs and decreasing expenses in order to strengthen our profitability and lessen the adverse effect on our business caused by the financial crisis. However, if the economy does not recover, we may continue to face such declines.

In addition, the financial crisis may affect our suppliers and customers. Such adverse affect on our supplies and customers may, in turn, adversely affect our business.

A sharp fluctuation in the demand for raw materials may have a negative impact on our operations if we are unable to pass on all increases in cost of raw materials to our customers on a timely basis

The total cost of raw materials made up approximately 80.9%, 76.0% and 78.6%, of our cost of goods sold in 2006, 2007 and 2008, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 76.1% and 23.9% of our total cost of raw materials in the past three years on average.

Currently the PET resin is mainly used as a raw material in China’s textile industry.  The market prices of PET resin may fluctuate due to changes in supply and demand conditions in that industry. Any sudden shortage of supply, or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our cost of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil.

International market prices for crude oil have been subject to wide swings in the last three years, especially in the first three quarters of 2008. There have been significant increases in the price of our raw materials for PET resin as a result of significant crude oil price spikes. However, since the global financial crisis began in October 2008, the international price of crude oil has declined heavily, with significant reduction in the price of raw materials and a significant decrease in our sale price.  Despite the decline in raw material prices, however, our ability to make a profit has been limited due to the fact that it is difficult to pass the increase in costs of inventory to our customers within a short time frame. In addition, the anti-dumping policy towards the Chinese textile industry enforced by the United States and European countries has caused decreased demand for PET resin in the domestic textile industry, which further contributes to a decrease in the sales price of our products..

In 2009, if there is a significant increase in the cost of raw materials, we may not be able to pass the increase in costs of raw materials to our customers on a timely basis, which may continuously have an adverse effect on our results of operations. Our ability to hedge against these fluctuations by either entering into long-term supply contracts or otherwise offsetting our exposure to these commodity price variations has been extremely limited.  Currently we have no hedging transactions in place with respect to PET resin or any other petroleum product.

Entry of new BOPET producers and continuously expanded production capacity of current BOPET film manufacturers in the industry in the PRC may increase the supply of, and decrease the prices of, BOPET film in the industry, and hence lead to a decline in our profit margins

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability. Over time, there may be new investors into BOPET film industry, whether as a result of increased access to the production technology of BOPET film or otherwise. At the same time, the current BOPET film manufacturers may expand their productivity. Accordingly, we may experience increased competition and the entry of new BOPET producers will also lead to an increase in the industry supply of BOPET film resulting in more competitive pricing. We may have to price our products in response to competitive market conditions. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins will decrease and, our revenues and net income may also decrease.

In addition, China has gradually lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This may lead to increased competition from foreign companies in our industry, some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential would be adversely affected.

A significant portion of our revenue is derived from the flexible packaging industry in the PRC

A significant portion of our revenue is currently derived from the production and sale of BOPET film. Our BOPET film is largely used for the flexible packaging industry, such as relating to the processed food and tobacco packaging, cosmetics and alcohol. The demand for our BOPET film is therefore indirectly affected by the demand for flexible packaging.

Any decrease in the demand for our BOPET film will significantly affect our financial performance. The global financial crisis, which began in the fourth quarter of 2008, has caused a slowdown in the demand for growth in the PRC market and a decrease in demand in the overseas market for our products, which as a result, has led to the decline both in sales quantity or the sales price of our products.  If the slowdown continues, it could continue to have an adverse impact on our financial condition, business and operation.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to perform our decided strategies and then to develop new products and to effectively carry on our research and development and other efforts

Our success to date has been largely attributable to the contributions of key management and experienced personnel, some with whom we have entered into service agreements. The loss of their services might impede the achievements of strategies and our development objectives and might damage the close business relationship we currently enjoy with some of our larger customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Except for Mr. Xiaoan He, we do not currently maintain any other key man insurance for our directors or officers.

Our R&D center is managed by Mr. Hanyong Lee. If they do not effectively lead the R&D team to research and develop new products and facilitate the marketing process, or we are unable to receive their services continuously, or we are unable to recruit outstanding R&D personnel as a replacement, this may have an adverse affect on our ability to progress and develop new products, and may adversely affect our business results and market competitiveness.

Marketability of any of our new products is uncertain and low acceptance levels of any of our new products will adversely affect our revenue and profitability

The development of our products is based on complex technology, and requires significant time and expertise in order to meet industry standards and customers’ specifications. Although we have developed some products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. We must continually improve our current products and develop and introduce new or enhanced products that address the requirements of our customers and are competitive in terms of functionality, performance, quality and price in order to maintain and increase our market share. If our new products are unable to gain market acceptance, we would be forced to write-off the related inventory and would not be able to generate future revenue from our investment in research and development. In such event, we would be unable to increase our market share and achieve and sustain profitability. Our failure to further refine our technology and develop and introduce new products attractive to the market could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

We may not be able to complete our new production line (thick film) currently under construction and start production in the near future. This may have an adverse impact on us due to potential claims that may be raised by the supplier of equipments.

The new production line (thick film) project, which is currently under construction, still has a shortage of funds of US$ 15 million to US$ 20 million out of the total expected investment required for this new production line of approximately US$ 35 million to US$ 40 million.  Although our management has made its best efforts to obtain additional financing, it has not been successful due to various adverse factors, such as due to the general weak economy and our inability to obtain financing through issuing shares or bonds caused by the continuous decline in our share price.  As a result, we may fail to make payments to suppliers on equipment that we have ordered in connection with this production line and are near to being completed. In the event that we are unable to obtain additional financing and pay our suppliers, we may encounter potential litigation from our suppliers. In the event that there is a claim for the breach of contract by our suppliers, we may endure a significant loss. In addition, although the plant has been completed and certain other equipment has been delivered, we cannot begin production without the main production line being completed.  This may further have an adverse impact on us.

The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business

Substantially all of our operating assets were acquired through two auction proceedings under relevant PRC law. We acquired the Brückner production line in 2003 as a result of a foreclosure proceeding enforcing an effective court judgment and the DMT production in 2004 as a result of a commercial auction from a consigner who obtained such assets through a bankruptcy proceeding. In the opinion of our PRC counsel, Concord & Partners, these proceedings are both valid under Chinese auction and bankruptcy law based on certain factual assumptions. Our PRC counsel’s opinion solely relates to the legal procedure of the auctions and is based upon certain factual assumptions, our written representations and written reports of the auction company and other related parties. There can be no assurance that relevant authorities or creditors of the predecessor owner of these assets will not challenge the effectiveness of these asset transfers based upon the facts and circumstances of these transfers, despite the existence of independent appraisals, and other facts and circumstances of the auctions that cannot be verified by our PRC counsel. Taking into consideration the facts known by our PRC counsel related to the auction of the Brückner production line and the significant difference in the price paid for the DMT production line at the two bankruptcy auctions involved in our purchase of that asset and, assuming the representations and reports received by our PRC counsel are true and correct in all material respects, our PRC counsel is of the opinion that the auctions of the Brückner and DMT production lines were valid under PRC law and the possibility of the creditors of Shandong Neo-Luck successfully exercising recourse or claiming repayment with respect to our assets purchased in the bankruptcy proceeding should be remote.  Certain of the assumptions relied upon in providing that opinion have, however, been called into question by the verdict referred to below.  In addition, should any such challenge be brought in China (or elsewhere) and prevail, we may incur substantial liabilities and be required to pay substantial damages as a result of acquiring these assets. Although we believe any such challenge is unlikely to lead to the forfeiture of the related assets, it could materially affect our ability to continue operations.

On June 25, 2007, we announced the investigation of three controlling shareholders, Mr. Jun Yin, Mr. Duo Wang, and Mr. Tongju Zhou, and on September 28, 2007, the three shareholders have been arrested, relating to the suspicion of the Crime of Irregularities for Favoritism and to sell state-owned assets at low prices.

On March 10, 2009, we announced the Company became aware of the initial verdict issued by the Jinan Intermediate People's Court in the city of Jinan, Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The verdict finds the three major shareholders guilty of the crime of misappropriation of state-owned assets relating to tens of millions of RMBs' worth of assets during the reorganization of Shandong Neoluck Plastics Co., Ltd. The court sentenced Mr. Yin to death, with a stay of execution for two years. The other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment. All of the personal property of the three individuals will be confiscated.  They own an aggregate of approximately 65% of the ordinary shares of Fuwei by their holdings of Apex Glory and Easebright Investments. None of these individuals is currently involved in Fuwei's day-to-day operations, however, the possibility of shareholder changes may adversely affect the operation of the Company.

We have, in the past, experienced and may, from time to time, experience negative working capital. We also face risks associated with debt financing (including exposure to variation in interest rates)

Our total short-term loan as of December 31, 2008 was RMB 164.8 million (US$24.0 million), which excludes RMB 5 million (US$ 0.7 million) in long-term loans.  We have pledged property, plant and equipment and lease prepayments as security for RMB 167.6 million (US$ 24.5 million) of the above outstanding indebtedness. In January 2009, we renegotiated the current loans with the bank. In the event that we default on all or any portion of this indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. We are subject to risks normally associated with debt financing, including the risk of significant increases in interest rates and the risk that our cash flow will be insufficient to meet required payment of principal and interest. In the past, cash flows from operations have been sufficient to meet payment obligations and/or we have been able to extend our borrowings. There is however, no assurance that we will be able to continue to do so in the future. We may also underestimate our capital requirements and other expenditures or overestimate our future cash flows. In such event, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. If any of the aforesaid events occur and we are unable for any reason to raise additional capital, debt or other financing to meet our working capital requirements, our business, operating results, liquidity and financial position will be adversely affected.  For example, if we fail to get appropriate financing, it will negatively impact the investment in and the production of our third production line.  In addition, if we do not obtain financing or have negative working capital, there is a possibility that we may not be able to perform our contracts with our suppliers as a result of our inability to pay them. All these factors may cause a significant adverse effect on our operations.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property

At December 31, 2008, we have received four patents from, and have seven patent applications pending with, the PRC authorities.  All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. Furthermore, third parties may assert claims to our proprietary processes and technologies. These products, proprietary processes and technologies are important to our business as they allow us to maintain our competitive edge over our competitors.

Our ability to compete in our markets and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations, such as the Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

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

We may incur capital expenditures in the future in connection with our growth plans and therefore may require additional financing

To expand our business, we will need to increase our production variety and productivity which will require substantial capital expenditures. Such expenditures are likely to be incurred in advance of any increase in sales. We cannot assure you that our revenue will increase after such capital expenditures are incurred as this will depend on, among other factors, our ability to maintain or achieve high capacity utilization rates. Any failure to increase our revenue after incurring capital expenditures to expand production capacity will reduce our profitability.

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution of existing shareholders’ return. Additional debt financing may be required which, if obtained, may:

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

A disruption in the supply of utilities, fire or other calamity at our manufacturing plant would disrupt production of our products and adversely affect our sales

Our BOPET films are manufactured solely at our production facility located in Weifang City in the PRC. While we have not in the past experienced any calamities which have disrupted production, any disruption in the supply of utilities, in particular, electricity or power supply or any outbreak of fire, flood or other calamity resulting in significant damage at our facilities would severely affect our production of BOPET film and, as a result, we could incur substantial liabilities that could reduce or eliminate the funds available for product development or result in a loss of equipment and properties.

While we maintain insurance policies covering losses in respect of damage to our properties, machinery and inventories of raw materials and products, we cannot assure you that our insurance would be sufficient to cover all of our potential losses.

We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future

Our future growth depends, to a considerable extent, on our ability to develop both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our BOPET film products. We have a limited number of customers outside China, mainly in South Korea, the United States and Europe and others. However, we have limited experience in operating outside mainland China, have limited experience with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.

We have encountered anti-dumping investigations in South Korea and the United States. Although we received approvals for comparatively low anti-dumping tax rates in the final anti-dumping arbitration judgments in South Korea and the United States, our overseas expansion strategy in our future business growth may be adversely affected.

Since 2007, the manufacturers in China, India and other countries have encountered anti-dumping investigation conducted by South Korea and the United States. The Korean Trading Committee (KTC) announced the final results for anti-dumping investigations for enterprises in China and India on August 27, 2008.  Although we finally received the anti-dumping duties (ADD) rate of 5.67% which is much lower than the average rate of 23.60% for other enterprises in China, our export to South Korea is still adversely affected by paying the ADD to a certain extent.

The US Department of Commerce conducted the anti-dumping investigation in October, 2007 covering exporters in China, Brazil, Thailand and the United Arab Emirates.  41 exporters in China were under investigation.  in October 2008, the anti-dumping judgments were announced.  Although we received the lowest ADD rate of 3.49% among the five exporters that received a duty, our export to the United States, to a certain extent, is still adversely affected by paying the ADD.

Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties

We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shandong Fuwei, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shandong Fuwei. If Shandong Fuwei incurs debt on its own behalf, the debt instruments may restrict its ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our ordinary shares. Under the current PRC laws, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shandong Fuwei, is regarded as a wholly foreign-owned enterprise in China. The PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant respects, such as the use of different principles for recognition of revenues and expenses. In addition, distribution of additional equity interests by our PRC subsidiary, Shandong Fuwei, to us (which is credited as fully paid through capitalizing its undistributed profits) requires additional approval of the PRC government due to an increase in our registered capital and total investment in Shandong Fuwei. Under the PRC laws, Shandong Fuwei, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds of dividend payments from Shandong Fuwei is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to Shandong Fuwei, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shandong Fuwei could restrict our ability to act in response to changing market conditions.

Investor confidence and the market price of our shares may be adversely impacted if we or our independent registered public accountants are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2009, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002
As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F beginning with the fiscal year ended December 31, 2008 and the report of our independent registered public accounting firm on our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2009. We have documented, tested, and evaluated our internal controls as required. Our management has concluded that our internal controls over financial reporting are effective in 2008.  Moreover, although our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may conclude that our internal controls over financial reporting are not effective. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could lead to a decline in the market price of our shares.

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

Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and all of our services are performed in China. In 2006, 2007 and 2008, sales to our customers in the PRC accounted for approximately 79.0%, 75.5% and 86.9%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

Since 2007, the Chinese government has adjusted its macroeconomic-policies, and has increased bank loan interest rates and bank deposit reserve rates, to control the excess rapid investment growth, which results in an increase on financial costs, and creates a decrease in loan availability from bank. Furthermore, these changes may slow down the growth of domestic market reliance on BOPET film, and make it more difficult to obtain financing and investments, and have an adverse effect on our corporate financial results. The Chinese government has changed its policies since October 2008 when the global economy began to dramatically worsen.  It has, since then, encouraged investing, reduced deposit and loan interest rates, and promoted a policy in consumption spending in order to stimulate economic growth.  However, we cannot make assurances as to whether these policies will not be changed or if these policies will stimulate the economic growth. If the Chinese government changes these policies or these policies do not bring on the intended results, our operations may be adversely affected.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations

Our subsidiary Shandong Fuwei was converted into a wholly foreign owned enterprise in January 2005 and enjoys certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.” Accordingly, it is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. In addition, as a “High Technology Enterprise,” Shandong Fuwei currently enjoys enterprise income tax at an incentive rate of 15%. Although Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December, 2008 and enjoys the favorable income tax rate, if there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei is no longer designated as a High-and-New Tech Enterprise，Shandong Fuwei will no longer enjoy the preferential tax treatment .  If that were to occur, Shandong Fuwei would be subject to a 25% standard enterprise income tax rate which would significantly increase our effective tax rate and materially adversely affect our operating results.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards were applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Shandong Fuwei. Enterprises established prior to March 16, 2007, eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations would, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as Shandong Fuwei, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “Government Developing High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December, 2008 and enjoys the favorable income tax rate of 15% pursuant to the Enterprise Income Tax Law.

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

Changes in foreign exchange regulations in China may affect our ability to pay dividends in foreign currencies

We currently receive most of our operating revenues in Renminbi. Currently, Renminbi is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of Renminbi into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC subsidiary, Shandong Fuwei, is able to pay dividends in foreign currencies, without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi-denominated earnings into foreign currencies. If this occurs, our PRC subsidiary may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of Renminbi for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items. This restriction may limit our ability to invest earnings of Shandong Fuwei.

Fluctuation in the value of Renminbi could adversely affect our overseas sales and import of raw materials and  the value of, and dividends payable on, our shares in foreign currency terms

The value of Renminbi is subject to various factors and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. From 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur in the future. Since our income and profits are denominated in Renminbi, fluctuation in the value of Renminbi could adversely affect our overseas sales and import of raw materials and further negtively affect our revenue and net income.  Any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares in foreign currency terms.

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

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects

In October 2005, SAFE issued a circular (SAFE circular 75) concerning foreign exchange regulation on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. Our existing shareholders prior to our initial public offering have completed the relevant SAFE registration procedures as required by SAFE circular 75.

On May 29, 2007, SAFE issued the operative measures of SAFE circular 75 (SAFE circular 106), which specified the registration and approval procedures of SAFE circular 75.

As it is uncertain how these existing regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our ability to provide funds to us to pay dividends on our ordinary shares.

Item 4. Information on the Company

Overview

We were formed as a Cayman Islands corporation in August 2004 under the name “Fuwei Films (Holding) Co. Ltd.” Our corporate headquarters, principal place of business, production and ancillary facilities occupy an area of approximately 74,251 square meters at No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, 261061. Our agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, NY, NY 10011.

We develop, manufacture and distribute high quality plastic film using the biaxially oriented stretch technique, otherwise known as BOPET film (Biaxially oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, high temperature and moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as the food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name “Fuwei Films.” We export our products to packaging customers and distributors mainly in South Korea, the United States, and others. The principal products we produce are namely:

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

We currently operate three production lines. The first line is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual designed production capacity of 16,100 tons of BOPET film. The third line is a leased production line that has an annual designed production capacity of 8,000 tons with leasing period commencing from April 2007.  As of December 31, 2008, our manufacturing operations had a total annual designed production capacity of 37,100 metric tons of BOPET/CBOPET film based upon 7,200 production hours per annum.

We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. Our top five customers over the three years ended December 31, 2008 were Dongguan Klaser Technologies Co., Ltd., Woo Sung Multi-film Co., Ltd., Dare Technical Co., Ltd. Danyang Advance Packaging Material Subsidiary Company, Cangnan Shuncheng Packaging Material Trade Co., Ltd. and Holotek Technology Co., Ltd. None of our customers accounted for more than 10% of our total revenues in any such year. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as the production of thick BOPET film products to be used in electrical and electronics industries. The BOPET products for high-end and special usage used by these industries are currently imported and are costly. We began marketing and selling our products overseas to customers and distributors mainly in South Korea, the United States and Europe and others. in the second half of 2004. In 2006, 2007and 2008 our sales to our overseas customers constituted approximately 21.0%, 24.5% and 13.1%, respectively, of our total revenue.

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

We have the capability to expand our product range and markets by introducing new products required by customers

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers. While other companies in our industry have also made significant advances in BOPET technology and production, we have introduced a variety of BOPET film products by developing and formulating our own blend of additives used in the production of BOPET film. Our research and development team has been headed by Mr. Hanyong Lee since January 2008, and comprised of fourteen research personnel in total.

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

We manufacture high quality products that can be customized for our clients

We implement and enforce stringent quality controls on our production process and products. As part of our production process, we formulate different blends of PET resins and additives to produce film with specific properties for our customers based on their requirements. In addition, we have improved on our own formulations, which we believe have resulted in quality products that meet our customers’ requirements.

We have an experienced management team with extensive industry experience

Our management team is led by our Chairman and Chief Executive Officer, Mr. Xiaoan He who has more than ten years of related experience in the plastics and packaging industries. He has been instrumental in our operations and strategies, contributing his knowledge and experience in the industry.  Each member of our management team has many years of experience in industries related to the manufacturing and development of products.

Since January, 2008, our R&D center has been managed by Mr. Hanyong Lee. Mr. Hanyong Lee has more than 20 years management and research experience in the BOPET industry.

Our technical expertise and production facilities are advanced in the PRC

We consider our technical expertise and production facilities to be highly advanced with respect to the BOPET film industry in the PRC. Our first production line was German made and manufactured by Brückner. It is a 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. Our second production line was manufactured in France by DMT. It is a 6.7 m (in width) production line that has an annual designed production capacity of 16,100 tons of BOPET film. We believe that both of our production lines are able to provide high quality products and to compete effectively with our competitors.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

January 2005(2)	Top 50 Industrial Enterprises in 2004	Weifang City local government

July 2006(3)	ISO 14001 Certificate	International Organization for Standardization

December 2007 (4)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

January 2008 (5)	• Advanced Enterprise of Foreign Export; • Advanced Enterprise in Promoting Foreign Investment; • Advanced Enterprise for Tax Payment • 2007 Advanced Enterprise in Safety	Management Committee of Weifang High-and-new technological and industrial development zone

July 2008 (6)	• Designated as an A-Category taxpayer by the National Taxation Bureau and the Local Taxation Bureau of Shandong Province.	the National Taxation Bureau and the Local Taxation Bureau of Shandong Province

December 2008 (7)
•      Redesignated as a High-and-New Tech Enterprise by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Financial Bureau
Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

(1)
ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.

(2)& (5)	This citation generates goodwill with the government officials in Weifang city.

(3)
After strict examination and approval by China Environment United (Beijing) Certification Center Co., Ltd (Environment Conformity Assessment Center of State Environment Protection Bureau), Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006

(4)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007.

(6)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.

(7)
Because of China’s new Enterprise Income Tax Law which became effective on January 1, 2008, the status Fuwei Shandong as an HNTE had to be renewed. On December 2008, Fuwei Films was re-designated High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Financial Bureau.

Business Prospects

Since the second half year of 2008, the global financial crisis has had a significant adverse impact on the global economy, including China. We believe that the slowdown in the global economic growth will, in turn, cause a slowdown in the growth of the BOPET film market, including in developed countries, such as the United States. We believe that the slowdown of the economic growth will be much more acute in China.

We have identified thick BOPET film (typically with a thickness of between 50 to 250 microns), which is mainly used in the electrical and electronics industries, as a key market segment for potential growth. With the expansion of the electrical and electronics industries in China, the market for thick BOPET film, used particularly in the manufacturing of thin film transistor-liquid crystal display (or TFT-LCD) screens, is also anticipated to increase significantly. Although there are BOPET manufacturers in the PRC that are able to produce BOPET film of such thickness, we believe that generally their product quality is not able to meet requirements for high-end usage such as TFT-LCD screens. As a result, manufacturers of TFT-LCD screens requiring thick BOPET film generally obtain their supply from overseas.

Business Development Strategies

We believe we have the ability to increase our sales and expand our markets. To strengthen our market position, we intend to improve our product offerings. As manufacturers based in the PRC strive to reduce their costs in the face of competition, we believe that there will be greater demand for locally-produced BOPET film products. We will also explore suitable opportunities to look for new customers and markets in the PRC and overseas.

Our future plans include:

Continue construction of the new BOPET production line

We have commenced construction of a new production line capable of producing BOPET film that is between 50 to 250 microns thick in our current premises at Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, such as TFT-LCD screen films. We expect to penetrate into the electrical and electronics industry with such new product offerings. Such industries for high-end and special usage currently rely on expensive imports. The construction of the new BOPET production line has been postponed due to a shortage of funds.  However, we will continue to make efforts to obtain the required funds to complete the new BOPET production line. The total investment for this new production line is expected to be approximately US$35 million to US$ 40 million.

Expansion into overseas markets and promotion of our products in the PRC

We believe that the overseas markets hold significant potential for future growth. We believe that our venture into the overseas markets which began in 2004 has been successful. Although we are not focused on any particular overseas market, we have identified North America as an area of potential growth. We would also like to expand our European and Japanese market. In 2008, our overseas sales were significantly affected by the anti-dumping investigations conducted by South Korea and the United States against BOPET exporters in China, India and other countries and the appreciation of Renminbi. Although we have overcome many difficulties and received the lowest rates in the anti-dumping investigations, we experienced a significant decrease in our overseas market demand, such as in the United States, Europe and South Korea, due to the global financial crisis and, as a result, our overseas sales significantly decreased in 2008. With our low manufacturing and labor costs compared to overseas manufacturers and with high quality products and competitive prices, we believe that we can capture certain market share in the overseas market. As we believe that the domestic market for BOPET products has significant potential for growth, we also intend to engage in promotional activities in this area and further develop our customer relationships. In 2006, 2007 and 2008, sales to our customers in the PRC accounted for approximately 79.0%, 75.5% and 86.9%, respectively, of our total revenue, while the remainder was sold overseas in US dollars.

Investment in research and development

As we have a strong focus on research and development, we plan to continue to invest substantially in this area. We are constructing a small-scale production line for the purpose of conducting research and development. Such a production line may also produce small batches of high value-added products. This trial production line will enable us to save experimental costs and reduce waste during the process of development, particularly during test production. We also intend to expand our research and development team by hiring additional research personnel.

In 2006, the Weifang government established the Hi & New Technology Project Industrial Development Fund (“IDF”) for the purpose of enhancing independent innovation and technical R&D ability of local enterprises in order to support the development of local Hi & New Technology enterprises. On January 31, 2007, we obtained the first installment of a loan from the industrial development fund from our local government. Our subsidiary, Shandong Fuwei, used these funds for the construction of the Fuwei technology center trial production line project mentioned above. In 2008, Shandong Fuwei received a second IDF loan to continue supporting our R&D. These funds have made a significant contribution to the development of our R&D for new products.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. We currently produce BOPET films from the three production lines, with an aggregate annual designed production capacity of 37,100 metric tons with thicknesses varying between 8 - 125 microns.

BOPET is a high quality plastic film manufactured using the Biaxially oriented stretch (transverse and machine direction) technique. Our advanced production process improves the physical properties of the plastic film such as its tensile strength, resistance to impact, resistance to tearing and malleability. The high dimensional stability of the film over a wide range of humidity and temperature fulfills the basic requirements for flexible packaging. The film is light-weight, non-toxic, odorless, transparent, glossy, moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other processes. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. The three-layer co-extruded structure enables us to develop high quality BOPET products.

BOPET film has been widely used in the packaging (such as food, pharmaceutical and cosmetics), imaging (such as printing plates and microfilms), electronics and electrical (such as wire and cable wrap, capacitors and motor insulation) and industries. Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films.” Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses in the PRC, in particular the coastal region. We also export our products to packaging customers and distributors mainly in South Korea, the United States, Europe and others.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2006, 2007 and 2008.

Category	2006	2007	2008
Printing film	21.8%	18.6%	12.6%
Stamping foil film	22.9%	21.0%	31.2%
Metallization film	8.0%	6.8%	10.1%
Special film	36.7%	37.8%	24.0%
Base film for other applications	10.7%	15.8%	22.0%

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

Special film

We mainly produce the following types of special film:

•	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically-enhanced packaging purposes.

•	Heat-sealable film: Film with a three layer structure. The heat-sealable film is primarily sold for use in printing and making heat sealable bags.

•	Laser holographic base film: A directly embossable film with high transparency, used as anti-counterfeit film and for aesthetics for food, medicine, cosmetics, cigarette and alcoholic packaging.

•	Matte film: Film with single or double matte surface, achieved by adding special additive to the base polymer, used for printing, metallization, stamping and transfer metallization.

Base films for other applications

Base films for other application are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

Our operating subsidiary, Shandong Fuwei, currently operates three production lines. The first is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. The second is a DMT 6.7 m (in width) production line, which could produce three layers co-extruded production with annual designed production capacity of 16,100 tons of BOPET film. In addition, we leased a production line in April 2007 with an annual designed production capacity of 8,000 tons. As of December 31, 2008, Shandong Fuwei has a total annual designed production capacity of 37,100 metric tons of BOPET film.

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

Dosing and Mixing

PET resin is dosed and mixed with relevant additives to give it its desired characteristics. In the case of the production three-layer co-extruded BOPET film, the materials are dosed and mixed separately for each of the core and outer layers.

Extrusion/Co-extrusion

The mixed material is melted and plasticized to achieve the required homogenous state with the requisite characteristics and then it is filtered and transported to the die unit. Our DMT production line has one main extruder and two auxiliary extruders to allow us to produce multiple-layer co-extruded BOPET film.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2008, our total inventories amounted to approximately RMB 56.6 million and our raw materials, work-in-progress, finished goods and consumables and spare parts made up approximately 14.7%, 4.8%, 55.4% and 25.1% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We typically maintain sufficient raw materials for one weeks’ production. For our finished goods, we typically manufacture such goods upon our receipt of orders.

Our inventory turnover periods (in days) for 2006, 2007 and 2008 were 26.0, 34.2 and 34.9, respectively. Inventory turnover is calculated as 365 days time average inventory at period/year end date divided by cost of sales in respect of the financial period/year.

There were no provisions for inventory obsolescence, inventory written off or inventory written down to net realizable value in 2007 and 2008.

Manufacturing Facilities and Utilization Rates

As of December 31, 2008, we have the following production lines:

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

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2006, 2007 and 2008, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2006	2007	2008	2006	2007	2008
Brückner Production Line	12,945	12,299	12,092	99.6%	94.6%	93.0%
DMT Production Line	14,669	12,378	13,769	91.1%	76.9%	85.5%
Leased Production Line	N/A	2,849	5,174	N/A	35.6%	64.7%

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

As of December 31, 2008, our product inspection and quality control department comprised of 20 employees. We have one manager, one deputy manager, one inspection supervisor, one quality control engineer, 13 end-product inspection technicians, one raw materials inspector and two sales personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensures that our production process, raw materials and end products are of the quality to our customers’ satisfaction. Only products which have been endorsed with our certified quality marks are delivered to our customers.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filters every 25-35 days and this replacement process takes about six to eight hours. We believe that because of our stringent maintenance policies, we have not faced any major disruptions in our production processes due to a breakdown or malfunction of our machinery and equipment. Our monthly average downtime for 2008 (primarily for maintenance) was less than 1.2% of our monthly production time.

For 2008, the rejection rates of our products were generally less than 0.85% of our total production volume. Defective or inferior products that do not fulfill our quality control standards are recycled. We ensure that these recycled products meet our customers’ quality standards and requirements before selling them to our customers.

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

Anti-counterfeit film	Our anti-counterfeit film changes color under ultraviolet rays. Accordingly, it is used for packaging branded products for anti-counterfeit purposes.

Product	Achievement
Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film
Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. It cannot only provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is microwave ovenable film for packaging refrigerated and frozen foods.

High-gloss film
By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and, metallic yarn..

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives	Commercialization Date Expected

Heat sealable film for steel
To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.
July 2009

White film	To be used for print, composite, coating, and others. such as advertising lamp house, release film and reflector film.	August 2009

DFR base film	To be used for dry film photo resist.	August 2009

Hot shrink film
To change the hot shrinkage rate by enlarging the draw ratio.  It is mainly used for PET beverage bottle shrinkable tags. Hot shrink film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.
September 2009

We have applied for patents in respect of some of our new processes and technologies used in our business and, as of December 31, 2008, these are pending approvals from the relevant PRC authorities. We do not believe that the denial of any of these applications will affect our ability to continue to manufacture our products on a competitive basis. As our operations expand internationally, we plan to evaluate the benefits of seeking international protection of our intellectual property in relevant markets. In addition to our patent applications, we seek to protect our proprietary know-how by subjecting our employees to confidentiality, non-compete and non-solicitation obligations through our labor contracts with them and restricting access to our research and development center and access to technology know-how to authorized personnel.

Our expenditure on research and development, excluding staff salaries and related expenses, in 2006, 2007 and 2008 were as follows (in thousands):

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007		Year Ended Dec. 31, 2008
	RMB
Research and Development Expenses	3,650	1,596	(1)	2,631	(2)

(1)&(2) In addition to the above-mentioned expenses in 2007 and 2008 RMB of 1.6 million and2.6 million respectively, the R&D capital expenditure is RMB 48.8 million and 3.2 million respectively.

We view research and development as an essential part of our business. In the face of increasing competition, we increased our expenditure on research and development from 2006 to 2008, as we believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2008, our sales and marketing department comprised of 16 employees in the domestic sales division and 6 employees in the international sales division. Our sales and marketing department is responsible for our market penetration, such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. In addition, we also conduct market research of the flexible packaging industry. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with our sales personnel. They have established and maintained close business relationship with our key customers.

Customers and Markets

Over the past years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol.

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in South Korea, the United States, Europe and others. In 2007, sales from our domestic and overseas customers constituted approximately 86.9% and 13.1%, respectively, of our annual revenue. Although we are continuing to expand to international markets, as substantially most of our business is currently conducted in mainland China and we have not taken any action outside mainland China to protect our intellectual property. Please see the section entitled “Research and development, patents and licenses” on page 50 for an explanation of the extent to which our products are dependent on intellectual property protection.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2006, 2007 and 2008:

	Percentage of Total Revenue (%)
Name of Customer	2006	2007	2008
Dongguan Klaser Technologies Co.,Ltd.	0.3	0.9	4.9
Woo Sung Multi -film Co. Ltd.	0.9	8.5	3.5
Dare Technical Co., Ltd. Danyang Advance Packaging Material Subsidiary Company	2.4	3.1	3.4
Cangnan Shuncheng packaging material trade Co., Ltd.	1.1	2.2	3.2
Holotek Technology Co., Ltd.	-	0.9	2.7

None of our customers accounted for more than 10% of our total revenue in any of the previous three years.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our customers listed above.

Since the second half of 2004, we have begun the sale of specialized BOPET products. These products represented approximately 24.0% of our total revenue during the year ended December 31, 2008.

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days.

We offer a basic salary and commission package for our sales personnel. The scale for the commission payable is dependent on a number of factors such as sales completion targets, debt collection, and credit rating of our customers, customer service rendered, customer feedback and development of new customers.

Customer Service

We place great emphasis on good, fast and effective pre-sales and after-sales customer support services. As such, all our sales personnel have undergone stringent training and have sufficient knowledge and understanding of our products. Our sales personnel are responsible for coordinating and providing after-sales services which include following through with our customers’ orders, maintaining relationships with our customers, handling complaints effectively, ensuring that our customers’ needs are met and understanding the future needs of our customers. Our quality department gives support to our customer service, and is responsible for explaining questions related to our products usage from customers. If there are complaints as to our product quality, they are responsible for receiving  and settling complaints on our customers’ site.

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

•	referrals from existing customers as well as business associates to generate sales opportunities; and

•	promotion through our corporate website. Information on our products and services are also found on our corporate website, which allows us to reach out to potential domestic and overseas customers.

Our sales personnel also conduct PRC domestic and overseas market surveys and research. The statistics, findings and information obtained from such surveys and research are then passed on to our management and production department for their analysis on the demand for and supply of our products, which allows them to make adjustments to our production and sales targets, as well as our marketing strategies.

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

The following are the suppliers that supplied 5% or more of our purchases of raw materials for each of the years ended December 31, 2006, 2007and 2008:

		Percentage of total purchases (%)
Name of Supplier	Supply	2006	2007	2008
Sinopec Yizheng	PET resin	58.5	46.4	44.8
Hyosung Corporation	PET resin	2.1	18.0	5.0
Yizheng Tianbao Polyester Co., Ltd.	Additives	23.9	16.6	10.3
Jiangyin Xingtai New Material Co., Ltd.	PET resin	6.7	12.3	9.7

We purchase the majority of our PET resin from Sinopec Yizheng as the quality of its supply of PET resin consistently meets our requirements. We currently have an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply us fixed quantities of PET resin monthly at the prevailing market prices. Such supply agreement is renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases of raw materials are on a cash basis. While we believe that there are only a limited number of suppliers of PET resin that can consistently meet our quality and quantity requirements on a timely basis, there are numerous PET resin suppliers in the PRC or overseas market from whom we may easily obtain PET resin, on a short-term basis, if necessary.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our major suppliers mentioned above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of Total Purchases (%)
Raw Material	2006	2007	2008	Country
PET resin	68.0	59.8	70.6	PRC
Additives	27.1	22.1	22.8	PRC
PET resin	4.9	18.2	6.6	Korea

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply, or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. Since September 2008, the intense fluctuation of the crude oil price has significantly affected the price of raw materials. Prior to August 2008, the crude oil price had maintained a higher price which kept the price of PET resin and additives at a high level. However, since September 2008, the crude oil price has significantly decreased which has led to a significant decline of the price of PET resin and additives.

As we are unable to predict the price movements of such raw materials and to minimize the impact of such price fluctuations on our cost, we generally purchase such raw materials in quantities sufficient for our production process for approximately one week. We may also adjust the prices of our end products, when appropriate, and pass portion of cost increases to our customers.

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

The production of BOPET film in the PRC presents high barriers to entry, such as requiring a large capital investment to acquire or manufacture a production line and to support productive research and development of new products, and the need for the services of experienced management and personnel with technical expertise. We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;

•	quality and reliability of products;

•	technical/manufacturing capability; and

•	industrial reputation.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Ningbo Shunsu Film Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 29,808 square meters. We own all the buildings and facilities on the premises. Most of our land use rights, office buildings and two facilities in operation have been mortgaged to a bank in the PRC for loans totaling RMB 167.6million. Additionally, the workshop area of the leased production line is 9,310 square meters (including the warehouse).

We are in the process of constructing our new production line located in Weifang Hi & New Technology Development Zone. We anticipate that this new production line will produce BOPET film that is between 50 to 250 microns thick. The BOPET film produced using this new production line is targeted at industrial use, such as the TFT-LCD screen films. The construction of the plants has already been completed.  We initially planned to obtain additional funding during the first half of 2008 and complete the production line construction at the end of 2008.  Due to various reasons, such as the general weakened economy and our inability to obtain financing through issuing shares or bonds caused by the continuous decline in our share price, we could not fulfill the financing plan as expected.  However we are still making great efforts to obtain additional funding to complete the project.  If the project becomes further postponed, there may be contract disputes between us and the suppliers of the project, which will significantly impact our operations.

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

Overview

We develop, manufacture and distribute high quality plastic film using the Biaxially oriented stretch technique, otherwise known as BOPET film. Since the establishment of our predecessor company in 2003, all of our revenues have been derived from the sales of BOPET film. We sell most of our BOPET film products to domestic customers in China in the flexible packaging industry. We established an international sales division in June 2004 and have been selling our products into overseas markets, most notably South Korea the United States, Europe and others.

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

Shandong Fuwei subsequently acquired these fixed assets through two auction proceedings, the first in October of 2003 and the second in December 2004. At the first auction proceeding in October 2003, Shandong Fuwei acquired assets related to the Brückner production line that it had been renting from Shandong Neo-Luck. This line had been previously mortgaged by Shandong Neo-Luck to the Bank of China, Weifang city branch as security for several loans extended to Shandong Neo-Luck’s affiliates. When these loans went into default, the Bank of China brought a series of legal actions in Weifang Municipal People’s Court that resulted in the assets securing the loans being sold at a public auction. Following its successful bid at an auction on October 9, 2003, Shandong Fuwei acquired the Brückner production line (with an appraised value of approximately RMB 169 million) for RMB 156 million.

In November 2003, Shandong Fuwei’s shares were sold to Shenghong Group Co., Ltd. (“Shenghong Group”) and Shandong Baorui for an aggregate consideration of RMB 98.2 million. Tongju Zhou, a former director of the Company, and Duo Wang each indirectly own 50% of Easebright Investments Limited (“Easebright”), one of our principal shareholders, and are both officers and directors of Shandong Baorui. Jun Yin and Duo Wang own 17.5% and 4.6%, respectively, of Shandong Baorui. In 2004, Messrs. Zhou and Wang, along with Jun Yin established several offshore holding companies in the British Virgin Islands and the Cayman Islands to acquire and hold these shares. In October 2004, Fuwei (BVI) entered into a sale and purchase agreement with Shenghong Group and Shandong Baorui pursuant to which Fuwei (BVI) acquired the respective equity interest of Shenghong Group and Shandong Baorui in Shandong Fuwei for an aggregate consideration of RMB 91 million. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) and was converted into a wholly-foreign owned enterprise pursuant to PRC law.

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

The pledged DMT production line was put up for public auction by the Shandong Neo-Luck liquidation committee on October 22, 2004. In view of the above complexities, the auction was deemed to be tremendously risky at that time, and therefore, our PRC operating subsidiary did not directly participate in the first auction, which began with a bid price of approximately RMB 53 million by reference to an independent valuation performed on a forced sale basis. However, due to the potential tremendous risk involved, the auction had been withdrawn twice and the starting bid price had been further reduced to approximately RMB 34 million and was finally purchased by Beijing Baorui, a company indirectly controlled by Shandong Baorui. When the DMT production line was put for public auction by Beijing Baorui three months later, our PRC operating subsidiary purchased it for approximately RMB 119 million, which was supported by an independent valuation performed on a going concern basis. We understood that acquiring the DMT production line from Beijing Baorui through the first auction would be an effective way to minimize the risk associated with the uncertainties arising from the bankruptcy of Shandong Neo-Luck. The price difference of approximately RMB 85 million represented a risk premium paid to Beijing Baorui, which bore the ultimate risks of recourse from creditors of Shandong Neo-Luck..

A few years subsequent to the auction, the PRC government conducted an investigation into the conduct of certain individuals in connection with such transactions and has determined that Messrs Yin, Wang and Zhou committed the crime of misappropriation of state owned assets by verdict of the Jinan Intermediate People’s Court in the city of Jinan, Shandong Province. At the time of the Company’s initial public offering, we had obtained an opinion of PRC counsel with respect to the validity of the auction proceedings under PRC law, although you should read the description of the opinion and the subsequent development in March 2009 described set forth under the title “Risk Factors — The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business.” Certain of the assumptions relied upon in providing that opinion have been called into question by the verdict referred to above.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

During the period for the years ended 2006, 2007 and 2008, the total cost of raw materials made up approximately 80.9%, 76.0% and 78.6% of our cost of goods sold, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 76.1%, and 23.9%, respectively, of our total cost of raw materials in 2008. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is also largely used in the textile industry and accordingly the demand from that industry will also affect the price of PET resin.

Although we try to pass on all increases in our raw material costs to our customers, and have generally been able to pass partial certain increases in recent years on to them, we are occasionally constrained partially in this regard by industry practice and preexisting obligations. We obtain a significant amount of the PET resin used at our facilities from one supplier, who has agreed to supply us fixed quantities of PET resin monthly at the prevailing market price. We have not engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components. We believe that there are sufficient alternative suppliers of PET resin if our existing suppliers are unable to supply us PET resin in the amounts or in the time frame we may require.

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as our printing, stamping foil and metallization films, is typically driven by supply and demand conditions in the market. We have more control over setting the prices for our specialty products, such as our laser holographic based film, and our matte and high-gloss films.

As selling prices are generally higher for those types of BOPET film products which require higher technical expertise, our revenue will be affected, to certain extent, by our product mix. Our product mix is dependent on, among other things, our production facilities. Presently, our Brückner production line is capable of producing single-layer BOPET film while our DMT production line is capable of producing both single-layer and three-layer BOPET films.

Demand for Our Products

We have been able to expand our product range and markets by introducing new products required by customers. We believe that our technical expertise is important in introducing products that are in demand.

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In the fiscal years ended December 31, 2006, 2007 and 2008, approximately 79.0%, 75.5% and 86.9%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending, increase the demand for our customers’ products and consequently increase the demand for our BOPET film. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease of the demand for our products. For example, since the global financial crisis, which began in the fourth quarter of 2008, our operation has been adversely affected as a result of the insufficient demand of our products in the global market.

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

Competition

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability. Our past financial performance is attributable to our market position in the industry. Over time, there may be new investors into our industry, and the current BOPET film manufacturers may expand their production capacity. We believe that currently our major competitors in the BOPET manufacturing market in the PRC include Dupont Hongji Films Foshan Co., Ltd, Yihua Toray Polyester Film Co., Ltd and Ningbo Shunsu Film Co., Ltd.

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

Description of Certain Statements of Income Line Items

Revenues

Revenue from the sale of our domestic BOPET film products is recognized when significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods, or when the amount of revenue and costs incurred or to be incurred in respect of the transaction cannot be measured reliably. In respect of our overseas sales, we ship directly to the destinations of our overseas customers and our revenue is recognized at the time when we receive customs clearance of our exports. Most of our overseas sales were conducted on a Cost, Insurance and Freight (or “CIF”) basis, meaning that we pay the costs and freight necessary to get the products to the port of destination, and the risk of loss is transferred from us to the buyer when the goods pass the ship’s rail at the port of destination. In addition, we have to procure marine insurance against the buyer’s risk of loss of damage to the goods during the carriage. Most of our sales invoices are denominated in the Renminbi Yuan, although certain of our overseas sales are denominated in US dollars.

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008
Materials costs	80.9%	80.9%	78.6%
Factory overhead	15.9%	15.5%	17.2%
Packaging materials	2.6%	2.7%	2.9%
Direct labor	0.6%	0.9%	1.3%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 76.1% and 23.9%, respectively, of our total materials costs in 2008.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment. In 2008, the repair and maintenance of our machinery and equipment were RMB 5.1 million, accounting for 1.4% of Cost of Goods Production.

Packaging Materials

Our packaging materials comprise of, among other things, packaging pallets and carton boxes, used for the packaging of our BOPET film products for delivery to customers. Generally, our unit cost of packaging materials does not fluctuate significantly and our total costs for packaging materials typically vary in line with our sales volume.

Direct Labor

Direct labor cost includes salaries, wages, bonuses and other payments to our employees in the PRC who are involved in the production of our products. The main factors affecting our direct labor cost are the demands and supplies of semi-skilled labor and the implementation or changes of any new government policies or laws relating to employment, such as defined contribution plans stipulated by the PRC municipal government.

Operating Expenses

Our operating expenses comprise of administrative expenses, distribution expenses and other operating expense.

Our administrative expenses comprise mainly of allowance for doubtful trade receivables, administrative staff salaries and related welfare costs, entertainment expenses, depreciation charges of office equipment, furniture and fixtures, amortization charges relating to our trademark and land use rights, professional fees, government duties and fees, insurance expenses, rental expenses, travel expenses, office expenses, research and development expenses, and other miscellaneous expenses.

Our distribution expenses comprise mainly of freight costs, travel expenses, selling and promotion expenses as well as salaries, allowances and welfare benefits paid to our sales and marketing personnel.

Our gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold.

Other operating expenses comprise mainly of loss on disposal of property, plant and equipment and other miscellaneous expenses.

Finance Costs

Finance costs comprise mainly of interest expense relating to our loans, exchange deficit, bank charge and interest paid on discounting outstanding accounts receivable.

Income Tax Expense

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law will took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Developing High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted.  Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December, 2008 and enjoyed the favorable income tax rate of 15% pursuant to the New Tax Law in 2008.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5% and 4.8%, 5.9% in 2006, 2007 and 2008, respectively.  Inflation in the PRC has not had any material impact on our business in 2006, 2007 and 2008. But since 2008, the increase in raw materials and energy in China has resulted in the increase of our costs, such as raw materials costs, freight costs and packaging costs. Meanwhile, the Chinese government has required increasing the salaries and welfare (such as increase pensions) of the employees, resulting in the increase of our labor costs in 2007.

Critical Accounting Policies

We prepare our financial statements in accordance with the U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Goodwill Impairment Goodwill is tested for impairment at least annually based on a two-step approach. The first step is conducted by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step requires a comparison of the implied fair value of goodwill to its carrying value. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over its implied fair value.

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

We had goodwill of RMB 10.3 million, as of December 31, 2006, 2007 and 2008. The estimated fair value of the reporting unit significantly exceeded its carrying value at December 31, 2008. Consequently, no goodwill impairment has been recognized.

Collectibility of Accounts Receivable Our management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Generally, we offer our customers in the PRC credit terms of up to 30-45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days.

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. All credit terms are to be approved by our finance department, in consultation with our sales and marketing department. For extension of larger credit limits, approvals have to be sought from our credit committee which is made up of members from our finance department, sales department and the General Manager. Our finance department and sales and marketing department review our outstanding debtor balances on a monthly basis and follow up with customers when payments are due. We do not impose interest charges on overdue account receivable.

As of December 31, 2008, our largest trade debtor was Dongguan Klaser Technologies Co., Ltd, a company based in PRC. The trade receivables from Dongguan Klaser Technologies Co., Ltd amounted to approximately RMB6.6 million as of December 31 2008, of which RMB 0.5 million exceeded the credit term granted. We collected the excess amount in January 2009.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2006, 2007 and 2008 is as follows (in thousands):

	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Balance at beginning of year	2,015	872	2,644	386
Bad debt (recovery) / expense	(1,143)	1,772	1,430	209
Write-offs	–	–

Balance at end of year	872	2,644	4,074	594

Impairment of Long-lived Assets We review periodically the carrying amounts of long-lived assets, including property, plant and equipment and intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as a change of business plan, technical obsolescence, or a period of continuous losses. When we determine an asset or asset group is not recoverable, we adjust the carrying amount to fair value. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance in the remaining life can be recovered through undiscounted future cash flows. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of the carrying amount of the asset over its fair value. Fair value is determined by discounting forecasted cash flow or utilizing an observed market value if readily determinable. There has been no impairment charges recognized for the year through December 31, 2006, December 31, 2007 and December 31, 2008.

Results of Operations

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on page F-1 of this Annual Report.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008
	(% of Total Revenue)
Gross Profit	23.5	22.2	15.7
Operating expenses	5.6	7.9	10.2
Other expense	(2.2)	(2.7)	(0.8)
Income tax expense	(0.2)	(1.0)	(0.7)
Net income	15.5	10.6	4.1

Fiscal year ended 2008 compared to fiscal year ended 2007

Revenues

Our revenue can be analyzed as follows:

	December 31, 2007		December 31, 2008
	(RMB in thousands)	% of Total	(RMB in thousands)	% of Total
Printing film	83,453	18.6	56,607	12.7
Stamping film	94,366	21	139,571	31.2
Metallization film	30,668	6.8	45,148	10.1
Base film for other applications	70,925	15.8	98,526	22.0
Special film	169,961	37.8	107,404	24.0
	449,373	100	447,255	100

During the fiscal year ended December 31, 2008, our revenues were RMB 447.3 million, which is a decrease of, RMB 2.1 million, or 0.5%, as compared to the same period for 2007. In 2008, sales of special films were RMB 107.4 million and 24.0% of our total revenues as compared to RMB 170.0 million and 37.8% in 2007, which is a decrease of RMB 62.6 million, or 36.8%, as compared to the same period in 2007. The decrease, in the first three quarters of 2008, was largely attributable to the change in demand for luxurious packaging caused by the change in regulations in the packaging design of tobaccos, which require a large quantity of our laser holographic base film and matter film, as well as others. In addition, the global financial crisis, which began in the second half of 2008, has caused a further decline in the demand for specialty film.

Cost of Goods Sold

Our cost of goods sold was RMB376.9 million for the year ended December 31, 2008, which is an increase of RMB 27.4 million or 7.8%, as compared to the same period for 2007. The increase resulted from the increased sales quantity in 2008 by 3,508 ton, or 12.7%.

Gross Profit

Our gross profit during the year ended December 31, 2008 was RMB 70.3 million representing a gross margin of 15.7%, compared to 22.2% for the year ended December 31, 2007.  The decrease in gross profit margin was mainly due to the decline in sales quantity of specialty films and a sharp decline in sale prices as a result of the global financial crisis.

Operating Expenses

Our operating expenses during the year ended December 31, 2008 was RMB 45.7 million, which is an increase of RMB 10.2 million or 28.5%, as compared to the same period for 2007. The increase was mainly a result of increases in the costs of professional service fees related to being a public company and increased delivery fees caused by expanded sales quantity and the allowances for doubtfull account receivable and other receivables.

Other Expense

Our other expenses during the year ended December 31, 2008 was RMB 3.5 million, which is a decrease of RMB 8.8 million, or 71.8%, as compared to the same period for 2007.  The decrease was mainly due to the decreased expenditure of interest by RMB 1.1 million and capitalized expenditure of interest by RMB 7.7 million.

Income Tax Expense

The effective tax rate was 14.0% in 2008 and 8.7% in 2007. The higher effective tax rates were primarily attributable to the fact that our operating subsidiary, Shandong Fuwei, was subject to the 15.0% income tax rate in 2008 pursuant to the prevailing PRC income Tax Law, while such rate was 7.5% in 2007.

Fiscal year ended 2007 compared to fiscal year ended 2006

Revenues

Our revenue can be analyzed as follows:

	December 31, 2006		December 31, 2007
	(RMB in thousands)	% of Total	(RMB in thousands)	% of Total
Printing film	95,315	21.8	83,453	18.6
Stamping film	99,856	22.9	94,366	21.0
Metallization film	34,772	8.0	30,668	6.8
Base film for other applications	46,784	10.7	70,925	15.8
Special film	160,157	36.6	169,961	37.8
	436,884	100.0	449,373	100.0

During the fiscal year ended December 31, 2007, our revenues were RMB 449.4 million, which is an increase of RMB 12.5 million, or 2.9%, as compared to the same period for 2006. In 2007, sales of special films were RMB 170.0 million and 37.8% of our total revenues as compared to RMB 160.2 million and 36.7% in 2006, which is an increase of RMB 9.8 million, or 6.1%, as compared to 2006. The increase was largely attributable to an increase in the sales of heat-sealable films, high-gloss films, and other special films as more customers shifted to use high-end special films for packaging to enhance their product image, and continued growth in export sales to South Korea, the United States, Europe and others. The increase was also due to increased sales from the rental production.

Cost of Goods Sold

Our cost of goods sold amounted to RMB 349.5 million for the year ended December 31, 2007, which is an increase of and was RMB 15.2 million, or 4.5%, as compared to 2006. The increase resulted from the increase of raw material costs, packaging costs, and labor costs. In addition, since the second half of 2007, the decrease of export tax rebates rate from 11% to 5% has also largely increased our cost of goods sold by RMB 2.5 million.

Gross Profit

Our gross profit during the year ended December 31, 2007 was RMB 99.8 million representing a gross margin of 22.2%. Gross margin decreased 1.3% from 23.5% for the year ended December 31, 2006 to 22.2% in 2007 mainly due to increased raw material consumption on the rental production line. In addition, since the second half of 2007, the decrease of export tax rebates rate from 11% to 5% has also decreased our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2007 was RMB 35.6 million, which is an increase of RMB 11.1 million, or 45.1%, as compared to 2006, This increase was mainly as a result of increases in  the costs of professional service fees related to being a public company and administrative expenses, such as wage increases. During 2007, our operating expenses as a percentage of revenue was 7.9% which was comparable to that in 2006, which was 5.6%.

Other Expense

Our other expenses during the year ended December 31, 2007 was RMB 12.3 million, which is an increase of RMB 2.7 million, or 28.1% as compared to 2006.  The increase was mainly due to the decrease in other income by RMB 2.8 million.

Income Tax Expense

The effective tax rate was 8.7% in 2007 and 1.1% in 2006. The higher effective tax rates were primarily attributable to the fact that our operating subsidiary, Shandong Fuwei was subject to the 7.5% income tax rate in 2007 pursuant to the prevailing PRC income Tax Law, while such rate was 0% in 2006.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

Our capital expenditures in 2008 have been primarily financed through short-term borrowings from financial institutions and from our initial public offering funds. The interest rates of short-term borrowings from financial institutions during the three year period from 2006 to 2008 ranged from 0% to 6.73%, and these borrowings may not be prepaid prior to maturity. We believe that our principal banker in Shandong Province had been granting short-term loans to its customers as a result of the efforts of the bank branch to reduce the level of its long-term loans.

Since our inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of the Brückner and DMT production lines and our working capital needs. At December 31, 2008, we had borrowings of RMB 169.8 million including several different loan agreements with three financial institutions in the PRC. In January 2009, we received an extension for our RMB20 million loan agreement, of which RMB10 million was extended for a term of one year and the remaining RMB10 million was extended for a term of three years.  During 2008, we received an interest-free loan of RMB 25 million from the Weifang City Commercial Bank entrusted by the Weifang City Hi & New Technology Project Industrial Development Fund. Each of the related loan agreements contains provisions regarding collateral, covenants prohibiting us from engaging in certain activities (including selling, mortgaging or otherwise disposing of or encumbering all or substantially all of our assets or before any merger, acquisition, spin-off, or other transaction resulting in a change in our corporate structure) without the lenders consent and acceleration (and setoff) provisions in the event of default in payment or failure to comply with such covenants. Because of appreciation in the exchange rate of RMB compared to the US dollar, the estimated total investment of our thick film project is US$35 million to US$ 40 million.  As a result, we will need an additional US $15 million to $20 million to complete this project.  The management is currently seeking sources of financing in order to recommence this project soon.

We are of the opinion that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations, and our working capital.

A summary of our cash flows for 2006, 2007 and 2008 is as follows:

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008
	(RMB in thousands)
Net cash generated from operating activities	58,492	82,856	80,027
Net cash used in investing activities	(43,479)	(246,787)	(76,750)
Net cash (used in)/generated from financing activities	227,499	(51,651)	(18,262)
Effect of foreign exchange rate change	–	(3,448)	(104)
Net increase/(decrease) in cash and cash equivalents	242,512	(219,030)	(15,086)
Cash at the beginning of the year	7,427	249,939	30,909
Cash at the end of the year	249,939	30,909	15,823

Operating Activities

Net cash from operating activities was RMB 80.0 million (US$11.7 million) for the year ended December 31, 2008 as compared to RMB 82.9 million for the year ended December 31, 2007. The decrease was mainly due to the decline of net income which resulted from the financial crisis in the fourth quarter that caused the inventory cost to be higher than the sales price.

Net cash from operating activities was RMB 82.9 million for the year ended December 31, 2007. We implemented better controls over the collection of accounts receivable from customers and resulted in a smaller balance of accounts receivable as of December 31, 2007.  In addition, we had more inventories stored at the end of 2007.

Net cash from operating activities was RMB 58.5 million for the year ended December 31, 2006. During this period, we experienced an increase in bills receivables of RMB 29.5 million as a result of an increase in new customers who were required to pay by bills with maturity period from one to six months.

Investing Activities

Net cash used in investing activities was RMB (76.8 million) (US$11.2 million) in 2008, which is mainly used in rebuilding the equipment of the second production line, expenditures related to the third production line and the equipment for trial production line.

Net cash used in investing activities was RMB (246.8 million) in 2007, which was mainly used for construction of the plant and purchase equipment for the third production line as well as the expenditures related to the trial production line.

Net cash used in investing activities was RMB (43.4 million) in 2006 mainly due to the increase in expenditures for purchasing property, plant and equipment.

Financing Activities

Net cash generated from financing activities was RMB (18.3 million) (US$2.7 million) for the year ended December 31, 2008, which was mainly used to repay short-term loans to banks and pay the interest.

Net cash generated from financing activities was RMB 51.7 million for the year ended December 31, 2007, which was mainly used to repay loans.

Net cash generated from financing activities was RMB 227.5 million for the year ended December 31, 2006 as compared to RMB 10.6 million used in financing activities for the year ended December 31, 2005. In December 2006, we successfully listed on the NASDAQ Global Market and received net proceeds of RMB235.9 million as a result of the initial public offering.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2006, 2007 and 2008, approximately 79.0%, 75.5% and 86.9%, respectively, of our revenue was denominated in RMB and the remainder was in US dollars. The proportion of raw materials we procured within the PRC during 2006, 2007 and 2008 were 100.0%, 81.9%, 93.4%, respectively. The remainder was purchased in US dollars.

Our foreign currency exchange risk arises mainly from this mismatch between the currency of our sales, purchases and operating expenses.  We may, therefore, be susceptible to foreign exchange exposure.

In addition, we also maintain US dollar accounts with financial institutions for our US dollar receipts and US dollar payments. We may also incur foreign exchange gains or losses when we convert the US dollar balances into RMB.

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2006, 2007 and 2008 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2006, 2007 and 2008 were as follows:

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008
	(RMB in thousands)
Buildings	—	—	—
Plant and equipment	37,051	1,685	50,553
Motor vehicles	—	184	466
Assets under construction	—	181,308	4,645
Others (computer and furniture fittings)	422	114	4,134
Total	37,473	183,291	59,798

The following table summarizes our contractual commitments as of December 31, 2008 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	155,058	155,058	—	—	—
Bank loans(ii)
Principal	169,764	164,764	5,000	—	—
Interest(iii)	11,705	11,705	—	—	—
Operating leases(iv)	4,448	3,448	1,000	—	—
Total	340,975	334,975	6,000	—	—

(i)
The purchase of equipment has been financed by the sale of our ordinary shares and in the future would be financed by bank borrowings, bond issuing and other financing funds and internally generated funds from operations.

(ii)
We had short-term and long-term bank loans of RMB 169.8 million at December 31, 2008 that are due at various times in 2009. We renegotiated substantially all of our outstanding indebtedness resulting in approximately RMB 167.6 million of secured indebtedness of the total outstanding. Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.

(iii)	The interest expenses are estimated based on the interest rate of short-term borrowings adopted by People Bank of China on December 31, 2008 plus an estimated risk premium on borrowing.

(iv)
The operating leases mainly relate to our rental of production line, warehouse and staff quarters. The term of these leases typically ranges from 1 to 5 years, and are renewable, subject to renegotiation of terms, upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5%, 4.8 % and 5.9% in 2006, 2007 and 2008, respectively.

Recent Accounting Pronouncements

FASB Interpretation No. 48. In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements in accordance with SFAS No.109, Accounting from Income Taxes. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and do not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of interest expenses and administrative expenses in the statements of income, respectively. No Interest or penalties have been accrued at the date of adoption.

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

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. On January 1, 2008, the Company elected not to adopt the option statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 will be effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning January 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

On March 19, 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. “Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance,” explained Kevin Stoklosa, project manager. “By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions.” The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

In May of 2008, FASB issued SFASB No.162, “The Hierarchy of Generally Accepted Accounting Principles”. The pronouncement mandates that the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The Company does not believe this pronouncement will impact its financial statements.

In May of 2008, FASB issued SFASB No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60”. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

On December 30, 2008 FASB issued FIN 48-3, “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises”. This FSP defers the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, for certain non-public enterprises as defined in paragraph 289, as amended, of FASB Statement No. 109, Accounting for Income Taxes, including non-public not-for-profit organizations. However, non-public consolidated entities of public enterprises that apply U.S. GAAP are not eligible for the deferral. Nonpublic enterprises that have applied the recognition, measurement, and disclosure provisions of Interpretation 48 in a full set of annual financial statements issued prior to the issuance of this FSP also are not eligible for the deferral. This FSP will be effective upon issuance. The Company does not believe this pronouncement will impact its financial statements.

On January 12, 2009 FASB issued FSP EITF 99-20-01, “Amendment to the Impairment Guidance of EITF Issue No. 99-20”. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. The FSP will be effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or  annual reporting period is not permitted. The Company does not believe this pronouncement will impact its financial statements.

Research and Development, Patents and Licenses

We rely on copyright, patent, trademark and other intellectual property law, nondisclosure agreement and technical know-how to protect our intellectual property and proprietary rights. We enter into confidentiality and licensing agreements with our employees. Our senior employees and employees who work in our research and development department and other technical departments have signed agreements acknowledging that we own the rights to all technology, inventions, trade secrets, works of authorship, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business or our property and that they must assign any ownership rights that they may claim in those works to us. As most of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property.

As of the date of this Annual Report, we have received four patents from, and have seven patent applications pending with, the Patent Office of the National Intellectual Property Office of China with respect to our BOPET film technology. Two of these applications are not being used in our production process as they require expensive imported raw materials and, most importantly, they have been replaced by the films used in LCD and electronic products in the market.

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

Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales, profitability, liquidity or capital resources, or that caused the disclosed financial information to not necessarily be indicative of future operating results or financial conditions.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Our directors and executive officers and their present positions with us, as at March 30, 2009, are as follows:

Directors and Executive Officers

Name	Age	Position
Xiaoan He	47	Chairman and Chief Executive Officer

Xiuyong Zhang(1)	39	Chief Financial Officer and Director

Tee Chuang Khoo	63	Independent Director

Changrong Ji	63	Independent Director

Yudong Huang	44	Independent Director

Bo Xu(2)	46	Secretary

Zhibing Qian	44	Senior Vice President

Bin Sun(3)	54	President of Shandong Fuwei

Xiaoming Wang	49	Vice President (Production) of Shandong Fuwei

Hanyong Lee(4)	53	Vice President (Research & Development) of Shandong Fuwei

(1)
Mr. Zhang was appointed to serve as the Chief Financial Officer of the Company on April 11, 2008 replacing Ms.Cindy Lu who resigned as a director and Chief Financial Officer of the Company effective March 31, 2008.

(2)
Mr.Xu tendered his resignation as the Secretary of the Board of Directors, effective April 1, 2009. Mr. Zhibing Qian will assume Mr. Xu’s responsibility as the Secretary of the Board of Directors of the Company from April 1, 2009, in addition to keeping his current position as our Senior Vice President.

(3)
The term of Mr. Sun’s service agreement will end at the end of April, 2009.  Mr. Xiaoan He will assume Mr. Sun’s position as President of Shandong Fuwei and take over Mr. Sun’s responsibility for the general management of our business operation from that time, in addition to keeping his current responsibility as our Chairman and Chief Executive Officer.

(4)	Mr. Hanyong Lee has been the Vice President of Research and Development of Shandong Fuwei since January 8, 2008.

Information about Directors and Officers

Set forth below is certain information with respect to each director and officer as of December 31, 2008:

Xiaoan He has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has more than ten years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983.

Xiuyong Zhang has been a director of our Company since November 2007. He began serving as our Chief Financial Officer on April 11, 2008. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He is responsible for the day-to-day management of our investment, financing, accounting and auditing matters in the Company and financing, financial and taxation matters for its subsidiary. Prior to join us as a director of the Company, Mr. Zhang has also been the director of Shandong Fuwei. since July 2004, and its Vice President since January 2005. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. Mr. Zhang was jointly certified as a Public Valuer by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Professional Certification in Law from China University of Political Science and Law and China Central Radio and TV University in 2005. He received the Certification of Financial Accounting from the Shandong Television University in 1996.

Tee Chuang Khoo has been a director of our Company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

Changrong Ji has been a director of our Company since March 2007. Mr. Ji is currently the Investigation Officer of the People’s Bank of China, Weifang city central branch and has been since 2004. Mr. Ji was the president of People’s Bank of China, Weifang City central branch from 2001 to 2004 and was the president of People’s Bank of China, Weihai City central branch from 1999 to 2001. From 1989 to 1997, Mr. Ji was the vice-president of People’s Bank of China, Weifang city central branch. He joined the State Administration of Foreign Exchange, Weifang branch as its deputy director from 1989 to 1997 and was appointed as the director of the State Administration of Foreign Exchange, Weihai branch from 1999 to 2001. Mr. Ji was the director of the State Administration of Foreign Exchange, Weifang branch from 2001 to 2004. Mr. Ji obtained his Master’s degree in Economics in 1999 from Shanghai Fudan University and his bachelor’s degree in international economics in 1993 from East China Normal University.

Yudong Huang has been a director of our Company since November 2007. Professor Huang is a Professor and Director of the Department of Applied Chemistry of Harbin Institute of Technology. His research coverage includes PET films. Since 1992, Professor Huang has performed more than 20 research projects, out of which 3 projects have won science and technology awards at the provincial and ministerial levels. He has published more than 60 papers in the national and international levels. He was awarded the “Excellent Scientist Prize” of Heilongjiang Province in 1998. Professor Huang graduated from Department of Applied Chemistry of Harbin Institute of Technology with doctor’s degree.

Bo Xu joined the Company in October 2006 and was appointed as the Board Secretary of the Company in December 2006.  From 2002 to September 2006, he was the director of finance for Beijing Platinum Investment Co., Ltd. where he was in charge of accounting and finance. Prior to that, he was a finance manager at Weifang Wanyou Enterprise Co., Ltd. from 1993 to 2002. Mr. Xu received his bachelor’s degree in finance from Weifang Staff and Worker’s University in 1989.

Zhibing Qian has been appointed as the Senior Vice President of the Company since April 2007. From 2003 to March 2007, he was the general manager of Beijing Capital Jindian Technology Limited. From 2000 to 2003, Mr. Qian was appointed as the general manger of Beijing Zhongguancun International Incubator Limited, comprehensively responsible for the company’s set up and operations. Mr. Qian also worked at senior management level at other state-owned and joint venture companies in China. Mr. Qian received his Doctor’s and Master’s degrees from University of Idaho in 1995 and 1993, respectively.

Bin Sun has been the President of Shandong Fuwei since January 2007, and is responsible for the general management of our business operations. Mr. Sun has more than ten years of management experience in the Mechanical & Electrical and plastics industries before he joined us. Mr. Sun was the general manager of Jiangsu Geliling Group from 2005 to 2006, and he was the general manager of Wuxi Dayu Electric Group from 2002 to 2004. Mr. Sun obtained his master’s degree in Economics from the Renmin University of China in 1994 and bachelor’s degree in Engineering from the Northwestern Polytechnical University in 1981.

Xiaoming Wang has been Vice President (Production) of Shandong Fuwei since January 2005 and is responsible for the management of our production facilities. Prior to joining us, Mr. Wang was the vice manager of Weifang Engine Manufacturing Co. from 1986 to 1998 and the deputy general manager of Shandong Neo-Luck from 1998 to 2003, Mr. Wang was the deputy general manager of Shandong Fuwei during 2004. Mr. Wang was certified as a professional economist by the Shandong Province Human Resources Committee in 2001 and obtained a certificate in Economics Management awarded by the PRC Central Party Learning Institute and obtained a certificate in Business Enterprises Operational Management from the Shandong Television University in 1986.

Hanyong Lee has been Vice President of Research and Development of Shandong Fuwei since January 8, 2008. He has more than 22 years of experience in the BOPET film industry, especially in the aspects of development and management. He worked for 18 years at SKC Co., Ltd., a world-famous BOPET supplier. From 2002 to 2007, Mr. Lee was Vice President of i-components and Polystar International in South Korea. From 1987 to 1997, he was mainly responsible for the management of the R&D team, including the development of the BOPET film technology, the refinement of the manufacturing process and the production in general at SKC in Korea. At SKC from 1998 to 2000, he worked in the American Branch of SKC where he was responsible for evaluating the technology, monitoring the production growth and managing a professional staff.

None of our directors or officers is related to each other. To the best of our knowledge and belief, there are no arrangements or understandings with any of our principal shareholders, customers, suppliers, or any other person, pursuant to which any of our directors or executive officers were appointed.

The business address of our directors and executive officers is No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, Postal Code: 261061.

Board Committees

Our Board of directors has established an Audit Committee, Compensation Committee and a Corporate Governance and Nominating Committee, and adopted charters for each of these committees. We have appointed independent directors to each of our committees.

Under the Nasdaq Marketplace Rule 4350(c)(5), a “Controlled Company” is exempt from the requirements to have a majority of independent directors. A “Controlled Company” is a company of which more than 50% of the voting power is held by an individual, a group or another company. Currently, as of the date of this Annual Report, Apex Glory Holding Limited holds 53% of our outstanding ordinary shares. As a result, Fuwei is considered to be a Controlled Company and relied upon the exemption from December 25, 2007 until March 31, 2008, when Ms. Lu resigned from her position as the Chief Financial Officer and Director of the Company..

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

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of eleven persons for the year ended December 31, 2008 was approximately RMB2.9 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Employment and Service Agreements

Executive Officers

We have entered into an Employment Agreement, dated as of April 27, 2005, with Mr. He for the position of Chief Executive Officer for a three year period, effective December 25, 2006. Under this Employment Agreement, Mr. He’s annual basic salary is RMB 500,000 and is eligible for a discretionary bonus. Each of our other current executive officers, Bo Xu, Zhibing Qian, Bin Sun, Xiaoming Wang, and Hanyong Lee, have also entered into service agreements (the “Service Agreements” and each a “Service Agreement”) with us. The term of service for the executive officers is for an initial period of three years commencing January 1, 2009 in the case of Xiaoming Wang, is for an initial period of three years commencing December 6, 2006 in the case of Mr. Xu, is for an initial period of two years commencing January 2007 in the case of Mr. Sun, is for an initial period of three years, commencing April 2, 2007 in the case of Mr. Qian, and is for an initial period of two years, commencing January 8, 2008 in the case of Mr. Lee. We renewed our service agreement with Mr. Qian in March 2009 for one more year.  We may only terminate the Service Agreement prior to the expiration of the initial period (except by mutual agreement and except as provided in the Service Agreement) upon the occurrence of certain events including, without limitation, for cause, disability or personal bankruptcy. The Service Agreement may be terminated by not less than three months’ notice in writing served by either party to the Service Agreements. We have the option to pay the executive officer salary in lieu of any required period of notice of termination. Under the terms of their respective Service Agreements, Bo Xu, Zhibing Qian, Bin Sun, Xiaoming Wang, and Hanyong Lee jointly are entitled to an annual basic salary of RMB 1.7 million. Their annual salaries may be revised at the discretion of the Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements. Mr.Xu submitted his resignation as Secretary of the Board of Directors, effective on April 1, 2009. Mr. Sun will not renew his Service Agreement with us after its expiration at the end of April 2009.

On April 11, 2008, Mr. Zhang was appointed to serve as our Chief Financial Officer, replacing Ms. Lu who resigned as our Chief Financial Officer and director on March 31, 2008.  Xiuyong Zhang has and our former Chief Financial Officer had entered into service agreements (the “Service Agreements” and each a “Service Agreement”) with us as well. The term of service for the executive officers is for an initial period of two years in case of Cindy Lu commencing March 26, 2007 and three years commencing March 1, 2006 in case of Xiuyong Zhang. Under the terms of their respective Service Agreements, Cindy Lu and Xiuyong Zhang is entitled to an annual basic salary of RMB 500,000 and RMB 300,000, respectively.  After the initial period, either party can terminate the Employment Agreement upon three months prior written notice or by paying the other party a sum equal to three months salary in lieu of such notice. The agreement may also be terminated by either party without prior notice or payment pursuant to the applicable provisions of the China Labor Law.

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

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us may be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty that may attach to any of said persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board practices.

Our Articles provide that our board of directors will consist of not less than two directors. Each director must retire from office at least once every three years, but a director who is appointed by the board must retire at our next annual general meeting of the shareholders following his or her appointment. The chairman of the board is not subject to retirement by rotation or taken into account in determining the number of directors to retire in each year.  A retiring director is eligible for re-election.

D. Employees.

As of December 31, 2008, our total staff consisted of 337 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 30, 2009 for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 13,062,500 ordinary shares outstanding as of March 30, 2009.

	Number	Percent
Executive Officers and Directors:
Xiaoan He	—	—
Xiuyong Zhang(1)	—	—
Tee Chuang Khoo	—	—
Changrong Ji	—	—
Yudong Huang	—	—
Bin Sun	—	—
Xiaoming Wang	—	—
Hanyong Lee(2)	—	—
All directors and executive officers as a group ( 8 persons)	—	—
5% Shareholders:
Apex Glory Holdings Limited(3)	6,912,503	52.9%
Easebright Investments Limited(4)	1,637,497	12.5%

(1)
Mr. Zhang was appointed to serve as Chief Financial Officer of the Company on April 11, 2008 replacing Ms. Lu who resigned as a director and Chief Financial Officer of the Company, effective March 31, 2008.

(2)	Mr. Hanyong Lee has been Vice President of Shandong Fuwei since January 8, 2008.

(3)	Apex Glory Holdings Limited is a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation. Mr. Jun Yin is the sole shareholder of Eastfaith Holdings Limited.

(4)	Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each indirectly own 50% of Goodsuccess Enterprises Ltd.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2006 and ending March 30, 2009.

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

The transactions and balances with related parties are analyzed as follows:

(a) Transactions with related parties
During the years ended 2006, 2007 and 2008, we paid approximately RMB 151,000, RMB 143,047 and RMB182,625 (USD$26,231), respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff. Fuhua Industrial Material Management Co., Ltd. is an entity that is owned and controlled by Weifang Neo-Luck.

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are included herein under Item 18.

We have not paid any dividends on our ordinary shares. The payment of dividends in the future, if any, is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

Legal Proceedings

DMT Arbitration

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”) in which DMT sought monetary damages against Shandong Neo-Luck of approximately US $1,250 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Company should not be a party to the proceeding, the arbitration should proceed with Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

A hearing was held by the ICC in November 2007. Subsequent to the hearing, at the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neo-Luck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Shandong Fuwei joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As agreed by the Service Agreement, the remaining US$90 shall be paid within 60 days after the commencement of services described in the Service Agreement.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In late April, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 will be paid in installments by the end of December 2008. Neoluck Group has paid $ 200,000 on November, 2008. On March 2009, Neoluck Group paid $50,000 to DMT.  As of March 30, 2009, Neoluck Group has paid US$ 250 and still has US$200 outstanding to DMT.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further in such event that Fuwei might have sustainable claims for damages as against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

HKG Arbitration

At December 31, 2007, Hampden Kent Group LLC had threatened the Company with an arbitration, seeking a penalty fee in the amount of US$ 3,800, relating to services allegedly performed by HKG in attempting to provide financing to Fuwei pursuant to an August 19, 2006 letter agreement (the "Letter Agreement") between the parties.  Pursuant to the Letter Agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claimant, in this case, HKG.

In December 2007, HKG filed a demand for arbitration with the International Centre for Dispute Resolution of the AAA (“AAA/ICDR”). On January 28, 2008, the AAA/ICDR informed us that an arbitration process would commence in accordance with its rules.  On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim.

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim. The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses. The Company also asserted a counterclaim against HKG for breach of the Letter Agreement, seeking to recover the over US$300 in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company had agreed to attempt to resolve this dispute through mediation. A neutral mediator was been appointed by the AAA/ICDR. On April 24, 2008, HKG unilaterally cancelled the mediation and sought to proceed with the arbitration. A panel of three arbitrators (the “Panel”) was appointed, and a hearing on the parties’ respective claims was scheduled to commence on September 22, 2008.

By orders dated September 9 and 15, 2008, the Panel suspended the hearing pending receipt of a full deposit of the outstanding fees.  On November 7, 2008, the Panel advised that if payment of the outstanding fees was not remitted on or before February 6, 2009, the case would be terminated for nonpayment on that date.  This deadline has been twice extended.

By order dated February 23, 2009, the Panel directed that if payment of the full deposit was not remitted to the ICDR on or before March 23, 2009, the case would be terminated for nonpayment, and no further extensions would be contemplated by the Panel.

On March 27,2009, the Panel issued an order that this arbitration proceeding was terminated for nonpayment of the deposits due in accordance with Sections R-52 and R-54 of the Commercial Arbitration Rules of the American Arbitration Association.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all purchasers of the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors and shareholders (collectively, the “defendants”) violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all purchasers of the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO on December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters and certain of its executives (collectively, the “Defendants”) violated Sections 11, 12(2) and 15 of the Securities Act of 1933. The complaint also alleged that the Defendants misrepresented or omitted material information regarding the Company and its business operation.

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

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint  (the "Amended Complaint") naming as defendants the Company, Xianoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters — Maxim Group LLC, WR Hambrecht + Co. and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, have moved to dismiss the claims asserted against them. Pursuant to a scheduling order entered by the Court on February 19, 2008, the parties named as defendants in the consolidated class action were required to answer or otherwise respond to the Amended Complaint on or before April 30, 2008.  The Court subsequently extended defendants’ time to respond to the Amended Complaint to May 14, 2008.

The Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.  The Underwriter Defendants separately moved to dismiss the Amended Complaint.  Both motions have been fully briefed, and the parties await the Court's decision.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang and Zhou were served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou.  Plaintiffs requested that the Court to take judicial notice of Fuwei’s March 10, 2009 Press Release (as filed with the Company’s March 13, 2009 Form 6-K) in adjudicating the pending motions to dismiss.

The Court has not ruled on the pending motions to dismiss to date.  All discovery is stayed pending such ruling.

The Company’s management believes that the allegations are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard. However, the Company’s management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter.  As of March 30, 2009, the Company has not accrued any liability in connection with these litigations except for the defense expenses.

Other significant events

At March 10, 2009, the Company became aware of the initial verdict issued by the Jinan Intermediate People's Court in the city of Jinan, Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The verdict finds the three major shareholders guilty of the crime of misappropriation of state-owned assets relating to tens of millions of RMBs' worth of assets during the reorganization of Shandong Neoluck Plastics Co., Ltd. The court sentenced Mr. Yin to death, with a stay of execution for two years. The other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment. All of the personal property of the three individuals will be confiscated. None of these individuals is currently involved in Fuwei's day-to-day operations. The three individuals are currently appealing the initial verdict.

B. Significant Changes.

Not Applicable

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 per share. As of March 30, 2009, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31,2006	$18.43	$8.30
December 31,2007	$17.14	$2.12
December 31,2008	$6.19	$0.70

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:
Ordinary Shares
(Quarter Ended)	High	Low

March 31,2007	$17.14	$8.00
June 30, 2007	$12.28	$5.67
September 30, 2007	$10.38	$5.63
December 31,2007	$10.46	$2.12
March 31,2008	$6.19	$2.52
June 30, 2008	$3.69	$2.27
September 30, 2008	$2.58	$1.21
December 31,2008	$1.41	$0.70

For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:
Ordinary Shares
(Month Ended)	High	Low
September 30, 2008	$2.13	$1.21
October 31, 2008	$1.41	$0.76
November 30, 2008	$1.40	$0.84
December 31, 2008	$0.96	$0.70
January 30, 2009	$0.99	$0.66
February 28, 2009	$0.83	$0.50

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

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up. Where any such petition has been presented by our shareholders, the Grand Court is permitted to make alternative order to a winding-up order including orders regulating the conduct of our affairs in the future, requiring us to refrain from doing an act complained of by the petitioner or for the purchase of our shares by us or another shareholder.

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

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•
all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained c for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

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

Our ordinary shares are listed  on the NASDAQ Global Market under the symbol “FFHL”..

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

Shareholders’ Suits

Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, who would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings that are usually provided in the articles of association.

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

C. Material contracts.

We entered into an agreement on January 20, 2007, and subsequently amended on February 2, 2007, with Lindauer Dornier GmbH, whereby we placed an order to have the latter manufacture and supply the equipment for our PET film production line for a total amount of EUR 12.3million, including spares. As of the date of this Annual Report, we have made a payment of EUR 3.075 million to Lindauer Doenier GmbH. The equipment manufactured by Lindauer Doenier GmbH will be delivered to us upon payment of the remaining amount of the purchase price.

We also entered into two Loan Contracts with the Bank of Communication for the amount of (i) RMB 82,580,000, effective July 16, 2008, with a maturity date of June 10, 2009, and (ii) RMB 60,000,000, effective July 18, 2008, with a maturity date of June 23, 2009.  The proceeds of these two loans are being used for industrial working capital.  In addition, we entered into three Loan Contracts with Weifang City Commercial Bank for the amount of (i) RMB 5,000,000, effective December 2, 2008, with a maturity date of December 2, 2011, (ii) RMB 10,000,000, effective January 13, 2009, with a maturity date of January 12, 2010, and (iii) RMB 10,000,000, effective January 16, 2009, with a maturity date of January 12, 2012. The proceeds of these three loans have been used for construction the Trial Production line and research and development of special BOPET films.

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

E. Taxation.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of our ordinary shares and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders of owning and disposing of our ordinary shares described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	government or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	persons that actually or constructively own 10% or more of our voting shares;

•	certain expatriates or former long-term residents of the United States;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought and will not seek a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this summary.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH PROSPECTIVE HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

U.S. Holders

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our ordinary shares. A distribution of our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares. We do not expect, however, to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. As a result, the entire amount of any distribution paid by us to a U.S. Holder generally will be treated as a dividend.

With respect to noncorporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “Taxation Upon Disposition of Ordinary Shares” below) provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which currently include the NASDAQ Global Market. While we expect that our shares will be listed on the NASDAQ Global Market, U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation Upon Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

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

If we are a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, the U.S. Holder that did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder you realize on the sale or other disposition (including a pledge) of its ordinary shares, and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over its holding period for the ordinary shares,

•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income,

•
the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder (and cannot be offset by any net operating losses for such years), and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares from a deceased U.S. Holder who dies before January 1, 2010 and who had not made a timely QEF election for the ordinary shares generally will be denied the step-up of U.S. federal income tax basis in such shares to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election. If a U.S. Holder makes a mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which we are determined to be PFIC, such holder generally will not be subject to the PFIC rules described above. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (including NASDAQ), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While we expect that our ordinary shares will be listed on NASDAQ, U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a market-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain may be subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales or other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder, in such case who:

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

Other Non-United States Taxation Treatment

The following discussion is a summary of certain anticipated Cayman Islands and PRC tax consequences of an investment in our ordinary shares. The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

China Taxation

There are significant uncertainties under the new corporate income tax law of the PRC, or the New Tax Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as a tax on any dividends paid to us by our PRC subsidiary.  The New Tax Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Fuwei (BVI), our equity interest in Shandong Fuwei, our subsidiary and actual operating body in the PRC.  Our business operations are principally conducted through Shandong Fuwei.

Under the New Tax Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes and subjected to the tax obligations of a PRC tax resident.  If we or Fuwei (BVI) is considered as a PRC tax resident enterprise under the New Tax Law, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

However, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%.

Furthermore, the implementation rules of the New Tax Law provide that (i) if the enterprise that distributes the dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income.  It is not clear how “domicile” may be interpreted under the New Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident.  Therefore, if we are considered as a PRC resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, thus, may be subject to PRC withholding tax at a rate of 10%.

As the New Tax Law and the implementation rules have only recently taken effect, it is uncertain as to how they will be implemented by the relevant PRC tax authorities.  If dividend payments from Shandong Fuwei and from Fuwei (BVI) to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected.  Also, if dividends we pay to our overseas shareholders or gains realized by such shareholders from the transfer of our shares are subject to PRC withholding tax, it may materially and adversely affect your investment return and the value of your investment in us.  There is an income tax treaty in effect between the United States and China, and U.S. shareholders may be entitled to certain benefits under such treaty.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Foreign exchange risk

We are exposed to the risk of foreign currency exchange rate fluctuation. We have never used derivative instruments to hedge our exchange rate risks, do not plan to do so, and may not be successful should we attempt to do so in the future. Nevertheless, we believe such risk is low as no foreign currency liabilities are incurred and the principal operations are limited mainly to the market in China.

Our operating subsidiary, Shandong Fuwei’s functional currency is Renminbi while our functional currency is Hong Kong Dollars. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are converted into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

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

We conduct substantially all of our operations through Shandong Fuwei, and its financial performance and position are measured in terms of Renminbi. Any appreciation of the Renminbi against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of United States dollar. Our solutions are primarily procured, sold and delivered in China for Renminbi. The majority of our revenues are denominated in Renminbi. Should the Renminbi appreciate against United States dollar, such appreciation could have a material adverse effect on our profits and the foreign currency equivalent of such profits repatriated by the Chinese entities to us.

Interest rate risk

We are exposed to interest rate risk arising from having short-term variable rate borrowings from time to time. Our future interest expense would fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Credit and liquidity risks

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. All credit terms are approved by our finance department, in consultation with our sales and marketing department. For extension of larger credit limits, approvals have to be sought from our credit committee which is made up of members from our finance department, sales department and the General Manager. Our finance department and sales and marketing department review our outstanding debtor balances on a monthly basis and follow up with customers when payments are due. We believe that there would not material impact risk to our operations in our credit and liquidity risk from sales and customers and other relevant market risks.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We completed our initial public offering of 4,312,500 ordinary shares on December 22, 2006. The shares sold in the initial public offering, or IPO, were registered on a Registration Statement on Form F-1 (file number: 333-138948) declared effective on December 18, 2006. Maxim Group LLC was the sole book running manager for the offering of our ordinary shares. After the payment of underwriting fees, proceeds from the initial public offering were $33,207,975, of which $3,269,846 were used to pay legal, accounting and professional fees and other related printing and filing fees.

The total use of the net proceeds during the two fiscal periods from 2007 to 2008 are as follows:

	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds
Net proceeds from IPO	$29,938,129	100.00%

Investment in new production line equipment	116,140,417	53.91

Buildings and property for new production line	8,997,711	30.05

Sales and marketing	300,000	1.00

General corporate purpose, including working capital	4,500,000	15.03

None of the proceeds were paid, directly or indirectly, to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including the principal executive officer and the principal accounting officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report (the “Evaluation Date”). Based on this evaluation, our principal executive officer and principal accounting officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is accumulated and communicated to management (including such officers) as appropriate to allow timely decisions regarding required disclosure and recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to us, including our consolidated subsidiaries. Additionally, there were no changes in our internal control over financial reporting that during the period covered by this Annual Report on Form 20-F has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on our evaluation, our principal executive officer and principal financial officer have concluded that during the period covered by this Annual Report, our internal controls over financial reporting were effective.

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has nominated Tee Chuang Khoo, Changrong Ji, and Yudong Huang as members of the Audit Committee, all of whom are “independent” under the rules of Nasdaq Marketplace Rule 4200(a)(15).  In addition, Tee Chuang Khoo qualifies as an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Code of Ethics for the members of our Board of Directors and Officers was approved by our Board of Directors on March 27, 2007 and is filed as Exhibit 14.1 hereto.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees paid to KPMG in 2007, our prior independent registered public accounting firm, in connection with the re-issuance of audit report on our annual financial statements for the fiscal years ended December 31, 2005 and 2006 was HK$ 250,000. The audit fees paid to MHM, our prior independent registered public accounting firm, in connection with our quarterly review in 2007 was US$30,000. The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with three quarterly review in 2008 and audit of our annual financial statements for the fiscal years ended December 31, 2008 and December 31, 2007, amounted to US$ 52,500 and US$ 80,000, and US$115,000, respectively.

Audit-Related Fees

The audit related fee of MHM for out-of-pocket expenses, such as traveling and lodging, amounted to US$7,683.75 for the fiscal year ended December 31, 2007. The audit related fee of Kabani for out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2007 and 2008 amounted to US$847.84 and USD$ 1,380, respectively.

All Other Fees

Not Applicable

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

KPMG was our principal independent registered public accounting firm for annual audited financial statements for the year ended December 31, 2006. MHM was our independent auditor from April 1, 2007 to November 1, 2007.  Our current independent registered public accounting firm, Kabani is responsible for the annual audit of financial statements for the years ended December 31, 2007 and 2008.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2006, 2007 and 2008.

Consolidated Balance Sheets as of December 31, 2007 and 2008

Consolidated Statements of Cash Flows for the year ended December 31, 2006, 2007 and 2008

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2006, 2007 and 2008

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:
No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. **

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. ***
4.1	Form of Underwriting Agreement. *
4.2	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.3	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 **

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 **

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He**

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He **

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang **

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang **

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brükner dated as of June 2005**

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 **

4.12	Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated January 20, 2007****

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated February 2, 2007****

4.14	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communication Co., Ltd., dated July 16, 2008 ****

4.15	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communication Co., Ltd., dated July 18, 2008****

4.16	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank,, dated December 2, 2008 ****

4.17	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 13, 2009 ****

4.18	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 16, 2009 ****

8.1	List of the company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. ***

11.1	Code of Ethics for CEO and Senior Financial Officers. ***

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. ****

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. ****

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. ****

*	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

**	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

***	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

****	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He

Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang

Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: March 31, 2009

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd. and subsidiaries

Report of Independent Registered Public Accounting Firm — Kabani & Company, Inc.	F-2

Report of Independent Registered Public Accounting Firm — KPMG	F-3

Consolidated Balance Sheets as of December 31, 2007 and 2008	F-4

Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2006, 2007 and 2008	F-5

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006, 2007 and 2008	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F-7

Notes to the Consolidated Financial Statements for the years ended December 31, 2006, 2007 and 2008	F-8 - F-34

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2008 and 2007.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. And Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

As indicated in Note 25, the company is named as a defendant in a class action lawsuit.

/s/ Kabani & Company, Inc.
Los Angeles, California

March 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fuwei Films (Holdings) Co., Ltd:

We have audited the accompanying consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows of Fuwei Films (Holdings) Co., Ltd and subsidiaries (the “Company”) for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Fuwei Films (Holdings) Co., Ltd and subsidiaries for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG
Hong Kong, China
April 2, 2007

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2007and 2008
(amounts in thousands, except share and per share data)

		2007	2008
	Note	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		30,909	15,823	2,308
Restricted cash		64,909	10,411	1,519
Accounts receivable, net	5	58,195	38,579	5,628
Inventories	6	41,670	30,589	4,463
Advance to suppliers	7	13,538	6,846	999
Prepayments and other receivables	7	2,622	1,857	271
Total current assets		211,842	104,105	15,188

Property, plant and equipment, net	8	228,309	259,235	37,821
Construction in progress	8	265,253	319,408	46,600
Lease prepayments	9	22,290	22,507	3,284
Advanced to suppliers - Long Term		-	4,308	629
Intangible asset, net	10	36	－	－
Goodwill	11	10,276	10,276	1,499
Deposit	12	－	17,613	2,570
Deferred income tax assets	19	969	2,452	358

Total assets		738,975	739,904	107,949

Liabilities
Current liabilities
Short-term bank loans	13	188,027	164,764	24,038
Accounts payable		19,609	23,301	3,399
Advance from customers	14	10,957	8,781	1,281
Accrued expenses and other payables	14	7,587	7,460	1,089
Deferred income tax liabilities	20	265	-	-
Total current liabilities		226,445	204,305	29,807
Long-term loan	13	-	5,000	729

Total liabilities		226,445	209,305	30,537

Shareholders’ equity	15
Ordinary shares of US$0.129752 par value; 20,000,000 shares authorized; and 13,062,500 issued and outstanding as of December 31, 2007 and 2008, respectively		13,323	13,323	1,944
Additional paid-in capital		311,907	311,907	45,506
Statutory reserve		26,924	29,338	4,280
Retained earnings		159,228	174,970	25,527
Accumulated other comprehensive income		1,148	1,061	155

Total shareholders’ equity		512,530	530,599	77,412
Total liabilities and shareholders’ equity		739,975	739,904	107,949

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

		2006	2007	2008
	Note	RMB	RMB	RMB	US$

Revenues, net	16	436,884	449,373	447,255	65,253
Cost of revenue	17,18	(334,341)	(349,531)	(376,923)	(54,992)

Gross profit		102,543	99,842	70,332	10,261

Operating expenses
- Distribution expenses	17,18	(16,483)	(15,061)	(15,604)	(2,277)
- Administrative expenses	17	(8,043)	(20,515)	(30,124)	(4,395)

Total operating expenses		(24,526)	(35,576)	(45,728)	(6,672)

Operating income		78,017	64,266	24,604	3,590

Other income/(expense)
- Interest income		43	589	688	100
- Interest expense	19	(12,884)	(13,233)	(3,995)	(583)
- Sales of scrap materials		3,639
- Others, net		(393)	319	(174)	(25)

Total other income/(expense)		(9,595)	(12,325)	(3,481)	(508)

Income before income tax		68,422	51,941	21,123	3,082
Income tax	20	(757)	(4,681)	(2,966)	(433)

Net income		67,665	47,260	18,157	2,649

Other comprehensive income
- Foreign currency translation adjustments		53	(637)	(87)	(13)

Comprehensive income		67,718	46,623	18,070	2,636

Earnings per share	26
- Basic		61.46	3.62	1.39	0.20
- Diluted		61.37	3.62	1.39	0.20

Weighted average number of ordinary shares	26
- Basic		1,101,031	13,062,500	13,062,500	13,062,500
- Diluted		1,102,488	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share data)

		Ordinary shares		Additional Paid-In	Accumulated other Comprehensive	Retained	Total Shareholders’
		Number of	Amount	Capital	Income	Earnings	Equity
	Note	Shares	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2005		771	1	-	1,732	71,227	72,960

Conversion of shareholders’ loans	15(a)	8,749,229	8,936	80,426	-	-	89,362

Issue of ordinary shares, net of	1	4,312,500	4,386	225,838	-	-	230,224

Share-based payment transactions	3(p)	-	-	5,643	-	-	5,643

Foreign currency translation adjustment		-	-	-	53	-	53

Net income		-	-	-	-	67,665	67,665

Balance as of December 31, 2006		13,062,500	13,323	311,907	1,785	138,892	465,907

Net income		-	-	-	-	47,260	47,260

Foreign currency translation adjustment		-	-	-	(637)	-	(637)

Balance as of December 31, 2007		13,062,500	13,323	311,907	1,148	186,152	512,530

Net income		-	-	-	-	18,157	18,157

Foreign currency translation adjustment		-	-	-	(87)	-	(87)

Balance as of December 31, 2008		13,062,500	13,323	311,907	1,061	204,309	530,599

Balance as of December 31, 2008
US$		13,062,500	1,944	45,506	155	29,808	77,412

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands)

	2006	2007	2008
	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income	67,665	47,260	18,157	2,649
Adjustments to reconcile net income to net cash (used in)/provided by operating activities
- Depreciation of property, plant and equipment	23,425	23,217	25,168	3,672
- Amortization of intangible assets	72	73	490	71
- Lease prepayments charged to expense	724	741	-	-
- Deferred income taxes	757	152	-	—
- Bad debt expense/(recovery)	(1,143)	1,772	4,818	703
- Foreign currency exchange loss	53	-	-	-
Changes in operating assets and liabilities

- Accounts receivable	(28,258)	17,335	18,186	2,653
- Inventories	1,104	(19,659)	11,080	1,617
- Advance to suppliers	－		2,384	348
- Prepaid expenses and other current assets	(8,220)	6,698	220	32
- Accounts payable	2,196	6,824	3,691	539
- Accrued expenses and other payables	117	(1,557)	(2,163)	(316)
- Advance from customers	-	-	(2,176)	(317)
- Tax payable	-	-	172	25

Net cash provided by operating activities	58,492	82,856	80,027	11,675

Cash flow from investing activities
Purchases of property, plant and equipment	(37,526)	(590)	(56,093)	(8,184)
Restricted cash related to trade finance	(3,311)	(61,598)	54,498	7,951
Payment of land use rights	(2,649)	(184,600)	(54,155)	(7,901)
Deposits for purchase	-	-	(21,000)	(3,064)
Proceeds from sale of property, plant and equipment	7	-	-	-

Net cash used in investing activities	(43,479)	(246,787)	(76,750)	(11,198)

Cash flow from financing activities
Net proceeds from issuance of share capital	235,867	-	-	-
Principal payments of short-term bank loans	(18,368)	(51,650)	(23,262)	(3,394)
Proceeds from short-term bank loans	10,000	-	5,000	729

Net cash (used in)/provided by financing activities	(227,499)	(51,650)	(18,262)	(2,664)

Effect of foreign exchange rate changes	-	(3,448)	(104)	(15)

Net increase/ (decrease) in cash	242,512	(219,029)	(15,086)	(2,201)
Cash
At beginning of the year	7,427	249,939	30,909	4,509
At end of the year	249,939	30,909	15,823	2,308
Supplemental disclosure of cash flow information
Cash paid during the year for interest expense	15,739	12,921	11,705	1,708
Cash paid during the year for income tax paid	-	-	2,996	433

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
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(1) Principal Activities and Reorganization

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck which had previously been mortgaged to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates were acquired through public auction by Shandong Fuwei on October 9, 2003 for RMB156,000 as a result of the borrowers default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic flexible packaging materials. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

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
For the years ended December 31, 2006, 2007 and 2008
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

For the convenience of the readers, the 2008 RMB amounts included in the accompanying consolidated balance sheet has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.8542, being the noon buy rate for U.S. dollars in effect on December 31, 2008 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2008, or at any other date.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

(c) Cash and Restricted Cash

As of December 31, 2007 and 2008, there were restricted cash of RMB64,909 and RMB 10,411 (US$ 1,519), respectively, for trade financing purposes.

(d) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

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

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years
Buildings and improvements	25 – 30
Plant and equipment	10 – 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the year ended December 31, 2006, 2007, and 2008 was RMB23,425, RMB23,217, and RMB25,168 (US$3,672) respectively, of which 97%, 93% and 97% were recorded in cost of goods sold and 3%, 7% and 3% was recorded in administrative expenses, respectively.

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

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

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

Management performed step one of its annual goodwill impairment test in the fourth quarter of 2008 and determined that the fair value of Shandong Fuwei exceeded its net book value as of December 31, 2008. Therefore, step two was not required.

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

(k) Revenue Recognition

Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable.

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

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

For the year ended December 31, 2006 government grants of RMB900 was recognized to compensate research and development expenses incurred and were recorded in administrative expenses, respectively.

(m) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to, RMB3,650, RMB420 and RMB737 (US$108) for the year ended December 31, 2006, 2007 and 2008 and such costs were recorded in administrative expenses.

(n) Retirement and Other Postretirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

(o) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measuring and recognition in accounting for income taxes. The Company adopted FIN 48 beginning on January 1, 2007. The initial adoption of FIN 48 had no impact on the Company’s financial statements. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of interest expenses and administrative expenses in the statements of income, respectively. The additional disclosures required under FIN 48 are included in Note 19.

(p) Stock Option Plan

The fair value of stock options granted to Maxim Group LLC under the stock option plans is recognized as listing expenses deducted from IPO proceeds and recorded in additional paid-in capital.

On December 18, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the IPO of the Company. The stock option is exercisable at an exercise price equal to US$10.35 per ordinary share commencing six months from December 18, 2006 and expiring five years from December 18, 2006. The stock option and ordinary shares underlying the stock option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months.

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

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

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

All the stock options granted during the year ended December 31, 2006, were outstanding as of December 31, 2008, with a weighted-average remaining contractual term of 5 years. The grant-date fair value of options granted during the year ended December 31, 2006 is RMB5,643.

The Company recognized share-based compensation expenses of RMB5,643 for the year ended December 31, 2006, as listing expense deducted from IPO proceeds and recorded in additional paid-in capital. As of December 31, 2008, there was no unrecognized compensation costs related to unvested stock options.

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

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(u) Recently Issued Accounting Standards

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

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquire: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning January 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

On March 19, 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. “Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance,” explained Kevin Stoklosa, project manager. “By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions.” The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

In May of 2008, FASB issued SFASB No.162, “The Hierarchy of Generally Accepted Accounting Principles”. The pronouncement mandates that the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The Company does not believe this pronouncement will impact its financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

In May of 2008, FASB issued SFASB No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60”. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

On December 30, 2008 FASB issued FIN 48-3, “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises”. This FSP defers the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, for certain non-public enterprises as defined in paragraph 289, as amended, of FASB Statement No. 109, Accounting for Income Taxes, including non-public not-for-profit organizations. However, non-public consolidated entities of public enterprises that apply U.S. GAAP are not eligible for the deferral. Nonpublic enterprises that have applied the recognition, measurement, and disclosure provisions of Interpretation 48 in a full set of annual financial statements issued prior to the issuance of this FSP also are not eligible for the deferral. This FSP will be effective upon issuance. The Company does not believe this pronouncement will impact its financial statements.

On January 12, 2009 FASB issued FSP EITF 99-20-01, “Amendment to the Impairment Guidance of EITF Issue No. 99-20”. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. The FSP will be effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company does not believe this pronouncement will impact its financial statements.

(4) Unaudited Quarterly Data

Quarter Ended	M ar. 31		Jun. 30		Sept. 30		Dec. 31		Total
Fiscal year 2008	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	104,034	14,530	124,747	17,932	119,849	17,489	98,626	14,389	447,255	65,253
Gross profit	21,625	3,020	21,948	3,155	14,552	2,124	12,207	1,781	70,332	10,261
Net income	7,937	1,109	9,655	1,388	7,110	1,037	(6,544)	(955)	18,157	2,649
Basic earnings per share	0.61	0.09	0.74	0.11	0.54	0.08	(0.50)	(0.07)	1.39	0.20
Diluted earnings per share	0.61	0.09	0.74	0.11	0.54	0.08	(0.50)	(0.07)	1.39	0.20

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(5) Accounts Receivable, net

Accounts receivable at December 31, 2007 and 2008 consist of the following:
	12-31-2008		12-31-2007
	RMB	US$	RMB
Accounts receivable	41,245	6,017	35,893
Less: Allowance for doubtful accounts	(4,074)	(594)	(2,644)
	37,171	5,423	33,249
Bills receivable	1,408	205	24,946

	38,579	5,628	58,195

An analysis of the allowance for doubtful accounts for 2006, 2007 and 2008 is as follows:
	2006	2007	2008
	RMB	RMB	RMB	US$

Balance at beginning of year	2,015	872	2,644	386
Bad debt expense/(recovery)	(1,143)	1,772	1,430	209
Write-offs	-	-	-	-

Balance at end of year	872	2,644	4,074	594

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(6) Inventories

Inventories at December 31, 2007 and 2008 consist of the following:

	12-31-2008		12-31-2007
	RMB	US$	RMB
Raw materials	11,239	1,640	14,944
Work-in-progress	1,527	223	956
Finished goods	17,285	2,522	25,321
Consumables and spare parts	539	79	449

	30,589	4,463	41,670

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(7) Prepayments and Other Receivables

Prepayments and other receivables at December 31, 2007 and 2008 consist of the following:
	2007	2008
	RMB	RMB	US$
Purchase deposits of raw materials	13,538	6,846	999
Prepayments (Note)	774	741	108
Other receivables	1,848	1,116	163
	16,160	8,703	1,270

Note: Prepayments at December 31, 2007 and 2008 include an amount of RMB741 and RMB741 (US$108), respectively, representing the current portion of lease prepayments of the Group (see Note 9).

(8) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	31-Dec-08		Dec-31-07
	RMB	US$	RMB

Buildings	34,807	5,078	33,699
Plant and equipment	330,106	48,161	276,942
Computer equipment	1,387	202	1,007
Furniture and fixtures	5,799	846	1,844
Motor vehicles	1,739	254	1,273
	373,838	54,542	314,765
Less: accumulated depreciation	(114,604)	(16,720)	(86,456)
	259,235	37,821	228,309

All of the Group’s buildings are located in the PRC. As of December 31, 2007 and 2008, property, plant and equipment with carrying value totaling RMB360,003 and RMB326,243 (US$47,598) respectively were pledged to banks as collateral for short-term bank loans of RMB152,590 and RMB162,580（US$23,720）and long-term bank loans of RMB 5,000 (US$ 729) respectively (see Note 13).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Interest expense capitalized during the year ended December 31, 2006, 2007 and 2008 was RMB2,855, RMB170 and RMB7,710 (US$ 1,125), respectively (see Note 19).

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(9) Lease Prepayments

The balance represents the land use rights of the Group as follows:

	2007	2008
	RMB	RMB	US$
Non-current portion	22,290	22,507	3,284
Current portion - amount charged to expense next year	774	741	108
	23,064	23,248	3,392

As of December 31, 2007 and 2008, prepaid land use rights were pledged to banks as collateral for short-term bank loans of RMB0  and RMB26,880 (US$3,922) respectively (Note 13).

Charges for the year ended December 31, 2006, 2007 and 2008 was RMB724, RMB741, and RMB741(US$108).

As of December 31, 2008, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB22,507(US$3,284). The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(10) Intangible Asset, net

	2007	2008
	RMB	RMB	US$
Trademark	362	362	53
Less: accumulated amortization	(326)	362	53
	36	-	-

Intangible asset represents the trademark of “Neo-luck” acquired by Shandong Fuwei from Shandong Neo-Luck on July 20, 2003. Amortization expense is recognized on a straight-line basis over the estimated useful life of 5 years. Amortization of intangible asset was RMB72, RMB73 and RMB72 (US$11) for the year ended December 31, 2006, 2007 and 2008, respectively.

(11) Goodwill

Goodwill of RMB10,276 (US$1,499) at December 31, 2007 and 2008, which is not deductible for tax purposes, pertains solely to the Company’s acquisition of Shandong Fuwei in October 2004. The goodwill is attributable to the development potential of business acquired.

(12)  DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion”(“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB 50,000. In order to grow, Joyinn plans to increase its registered capital by RMB 52,000 to a total of RMB 102,000, and plans to accept Shandong Fuwei as a new shareholder to invest and buy its shares.

According to the LOI, Shandong Fuwei deposited RMB 26,000 (half of the would-be added register capital of RMB 52,000), to Joyinn as the prepayment as of March 31, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed on June 2008, the prepayment has decreased by RMB 5,000 and returned to the Company on June 18, 2008. As of December 31, 2008, the actual total amount of the deposit paid to Joyinn was RMB 21,000 (US$3,064).

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(13) Short-term and Long-term Bank Loans
	Interest
	rate per	31-Dec-08		Dec-31-2007
Lender	annum	RMB	US$	RMB

Bank of Communications Co., Ltd.
- January 15, 2007 to January 15, 2008	6.73%	-	-	100,000
- February 6, 2007 to January 15, 2008	6.73%	-	-	52,590
- January 29, 2008 to July 19, 2008	7.23%	-	-	-
- July 30, 2007 to July 30, 2008	8.22%	-	-	-
- July 16, 2008 to June 10, 2009	5.64%	82,580	12,047	-
- July 18, 2008 to June 23, 2009	5.64%	60,000	8,754	-

Weifang Commercial Bank
- January 31, 2007 to January 30, 2008	3.06%	-	-	16,500
- October 30, 2007 to January 24, 2008	0.00%	-	-	3,500
- January 24, 2008 to January 12, 2009	0.00%	10,000	1,459
- January 30, 2008 to January 18, 2009	0.00%	10,000	1,459
- December 2, 2008 to December 2, 2011	0.00%	5,000	729

Bank of China
- August 25, 2007 to August 24, 2008	6.02%	-	-	4,826
- August 13, 2007 to August 12, 2008	6.03%	-	-	3,399
- August 31, 2007 to August 30, 2008	6.01%	-	-	2,252
- August 31, 2007 to August 30, 2008	6.01%	-	-	3,100
- November 14, 2007 to November 14, 2008	5.66%	-	-	1,860
- March 13, 2008 to March 13, 2009	5.45%	2,184	319	-

		169,764	24,767	188,027

Notes:

During the years ended December 31, 2007 and 2008, the Company entered into several loan agreements with commercial banks with terms ranging from one year to three years to finance its working capital, R&D investment and construction, and foreign trade. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2007and 2008 were 6.32% and 5.64% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

Following the maturity of the short-term loans of RMB88,580 and RMB60,000 from Bank of Communications Co., Ltd with maturity date on July 19, 2008 and July 30, 2008, respectively.  Subsequently, the Company obtained new short-term loans on July 16, 2008 and July 18, 2008 with RMB 82,580 and RMB60,000, respectively.  The maturity date is on June 10 and June 23 of 2009 separately.  The annul interest rate is up by 10% compared the fixed benchmark interest rate announced by the People’s Bank of China. As of December 31, 2008, the interest rate in effect is 5.632%.

The Company obtained from Weifang Commercial Bank new free-interest loans of RMB10,000 (US$1,459) separately on January 24 and January 30, 2008, all of which are totaled RMB20,000(US$2,918), with the maturity date of January 12 and January 18, 2009. The Company obtained from Weifang Commercial Bank a new loan of RMB5,000 (US$729) on December 2, 2008, with the maturity date on December 24, 2011 and interest charged at 0.00% per annum. All the loans above are interest-free loans from the local government who entrust the Weifang Commercial Bank to provide to enterprises which is called the industrial development fund loan administrated by the local government of Shandong Province, for the local high-and –new tech enterprises, with the purpose of enhancing their independent ability of innovation and technical research and development so as to support their development. RMB 20,000 (US$2,918) proceeded from this loan has been invested in the construction of the trial production line for the R&D center.

From August 2007 to March 2008, Shandong Fuwei recommended a foreign currency portfolio from Bank of China Weifang branch, with expectation to reduce the cost of foreign exchange for Shandong Fuwei importing raw materials. The portfolio transactions are guaranteed by RMB 18,245  security deposit for one-year foreign currency loan of US$2,434. Loan contract is signed between two parties when L/C is opened and stated that the covering term is one year with a lower interest rate than the fixed benchmark rate announced by the People’s Bank of China (the “PBOC”), so that Shandong Fuwei could purchase dollars at a lower exchange rate. The Company obtained from Bank of China new short-term one-year loans totaling to RMB2,344 from the borrowing dates, which will expire from August 2008 to March 2009  with an interest rates charged from 5.66% to 6.03%.   Among which US$2,116 is guaranteed by RMB15, 981 has been settled in different date between August and November, 2008. The outstanding US$319 has be matured on March 13, 2009.

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:
	2007	2008
	RMB	RMB	US$
Secured by:
- property, plant and equipment	152,590	107,580	15,695
- lease prepayments	-	60,000	8,754
- bills receivable	-	-	-
Guaranteed by related parties (Note 20(a))	20,000	-	-
Restricted cash	15,437	2,184	319
	188,027	169,764	24,768

(14) Accrued Expenses Advanced from Customers and Other Payables

Accrued expenses and other payables at December 31, 2007 and 2008 consist of the following:
	2007	2008
	RMB	RMB	US$
Payables to contractors	-	-	-
Receipts in advance from customers	10,957	8,781	1,281
VAT payable and other taxes payable	3,709	6,970	1,017
Audit fee	84	75	11
Others	3,794	-	-
	18,544	15,825	2,309

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
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

The following table shows the distribution of the Group’s revenue by the geographical location of customers, whereas all the Group’s assets are located in the PRC:
	2006	2007	2008
	RMB	RMB	RMB	US$
The PRC	345,122	335,213	388,823	56,728
Overseas countries (principally Korea, United States of America and Europe)	91,762	114,160	58,432	8,525

	436,884	449,373	447,255	65,253

The Group’s revenue by significant types of films for 2006, 2007 and 2008 is as follows:
	2006	2007	2008
	RMB	RMB	RMB	US$
Printing film	95,315	83,453	56,607	8,259
Stamping film	99,856	94,366	139,571	20,363
Metallization film	34,772	30,668	45,148	6,587
Base film for other application	46,784	70,925	98,526	14,375
Special film	160,157	169,961	107,404	15,670

	436,884	449,373	447,255	65,253

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

The Group operates and manages its business in one single operating segment - Shandong Fuwei, the operating subsidiary in the PRC. The results of Shandong Fuwei used by management to evaluate business performance are prepared based on PRC GAAP. Segment information is set out below:

	2006	2007	2008
	RMB	RMB	RMB	US$

Revenues from external customers
(Note (a))	429,354	450,946	445,978	65,066

Segment income	65,620	54,823	30,714	4,481
Reconciling items (Note (b))	2,802	2,788	(9,592)	(1,399)

Income before income taxes	68,422	51,941	21,123	3,082

Depreciation and amortization	24,221	23,290	25,909	3,780

Segment assets (Note (c))	496,334	753,863	744,923	108,681

Expenditures for long-lived assets	40,175	185,190	56,093	8,184

(a)	Reconciliation of total segment revenue to consolidated revenue.

	2006	2007	2008
	RMB	RMB	RMB	US$
Total segment revenues under
	429,354	450,946	445,978	65,066
Reconciliation from PRC GAAP to

- Freight and other operating expenses	7,530	1,573	1,278	186

Consolidated revenues under US GAAP	436,884	449,373	447,255	65,253

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(b) Reconciliation of total segment income to consolidated operating income

	2006	2007	2008
	RMB	RMB	RMB	US$
Total segment income under PRC GAAP	65,620	54,823	30,714	4,481

- Depreciation on property, plant and equipment	871	907	871	127
- Capitalization of interest expense	2,855	1,170	7,710	1,125
- Other adjustments	1,214	1,963	-	-

	4,940	3,040	8,581	1,252

Total segment income under US GAAP	70,560	57,863	39,295	5,733
Interest income of holding companies	14	91	15	2
Administrative expenses of holding companies	(2,152)	(5,831)	(10,251)	(1,496)

Consolidated income before income taxes	68,422	51,941	21,123	3,082

(c) Reconciliation of total segment assets to consolidated total assets

	2007	2008
	RMB	RMB	US$
Total assets for reportable segment under PRC GAAP	753,863	744,923	108,681
Reconciliation from PRC GAAP to US GAAP:
- Property, plant and equipment	(15,453)	(13,638)	(1,990)
- Lease prepayments	-	2,836	414
- Deferred tax assets	1,047	838	122
- Goodwill	10,276	10,276	1,499
- Accounts receivable, net	(2,946)	(6,003)	(876)
- Prepayments and other receivables	(7,796)	(23,473)	(3,425)

Total segment assets under US GAAP	738,991	727,766	106,178
Cash held by the Company	131	14	2
Others (Note)	(147)	12,124	1,769

Consolidated total assets	738,975	739,904	107,949

Note: The 2007 and 2008 balance primarily includes other payables of third parties.

(17) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:
	2006	2007	2008
	RMB	RMB	RMB	US$
Cost of goods sold	22,721	22,557	25,362	3,700
Distribution expenses	10	14	42	6
Administrative expenses	766	719	614	90

	23,497	23,290	26,018	3,796

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(18) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of goods sold and all other outbound freight costs in distribution expenses. For the year ended December 31, 2006, 2007 and 2008, freight costs included in cost of goods sold were RMB177, RMB3,030 and RMB3,302(US$482), respectively, and RMB13,170, RMB10,843 and RMB8,154(US$1,190), respectively, were included in distribution expenses.

(19) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2006, 2007 and 2008:
	2006	2007	2008
	RMB	RMB	RMB	US$
Interest cost capitalized	2,855	170	7,710	1,125
Interest cost charged to expense	12,884	13,233	3,995	583

	15,739	12,975	11,705	1,708

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

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 0% for the year ended December 31, 2006, and rate of 7.5% for the year ended December 31, 2007, it would have had an EIT rate of 15%. Shandong Fuwei is entitled to an income rate of 15% for the year ended December 31, 2008. Net income and basic and diluted earnings per share would be reduced by the following amounts:

	2006	2007	2008
	RMB	RMB	RMB	US$
Net income	(10,453)	(4,340)	(2,966)	(433)
Earnings per share
- Basic	(9.50)	(0.33)	(0.23)	(0.03)
- Diluted	(9.48)	(0.33)	(0.23)	(0.03)

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

The Group had minimal operations in jurisdictions other than the PRC. (Loss)/income before income taxes consists of:
	2006	2007	2008
	RMB	RMB	RMB	US$
Cayman Islands	(2,117)	(5,893)	(11,419)	(1,666)
British Virgin Islands	(21)	55	(1)	(0.1)
PRC	70,560	57,863	31,668	4, 620

	68,422	52,025	20,248	2,954

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

Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December 2008 and enjoy the favorable income tax rate pursuant to the income law Enterprise Income Tax Law.  Accordingly, the deferred taxes as of December 31, 2008, have been calculated employing the statutory rate of the Shandong Fuwei of 18%.

Income tax benefit/ (expense) consists of:
	Current	Deferred	Total
PRC income tax	RMB	RMB	RMB
Year ended December 31, 2006	-	(757)	(757)

Year ended December 31, 2007	(4,529)	(152)	(4,681)

Year ended December 31, 2008	(4,715)	1,748	(2,966)

Year ended December 31, 2008 (US$)	(688)	255	(433)

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2006, 2007 and 2008 for the following reasons:
	2006	2007	2008
	RMB	RMB	RMB	US$
Income before income taxes	68,422	51,941	21,123	3,082

Computed “expected” tax expense	(10,263)	(7,791)	(5,280)	(770)
Non-deductible expenses	(377)	(900)	(3,031)	(442)
Non-taxable income	2	24	1,022	149
Tax holiday	9,827	3,986	3,385	494
Tax rate differential of other tax jurisdictions	54	-	937	137
Actual income tax expenses	(757)	(4,681)	(2,966)	(433)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of December 31, 2007 and 2008, are presented below.

Deferred income tax assets/(liabilities):

	2007	2008
	RMB	RMB	US$
Current
Accounts receivable	(265)	(80)	(12)
Other receivables	–	538	4
	(265)	457	67

Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	2,666	1,993	291
Construction in progress, principally due to capitalized interest	(1,150)	422	62
Lease prepayments, principally due to differences in charges	(547)	(420)	(61)
	969	1,995	291

Net deferred income tax assets	704	2,452	358

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2008. The profit before taxation for Shandong Fuwei for the year ended December 31, 2006, 2007 and 2008 was RMB69,933 and RMB51,941 and RMB21,124 (US$3,082) respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(21) Related Party Transactions
Name of party	Relationship
Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer, previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Easebright Investments Limited (“Easebright Investments”)	Shareholder (21%) of the Company

Apex Glory Holdings Limited (“Apex Glory Holdings”)	Shareholder (79%) of the Company

Fuhua Industrial Material Management Co., Ltd. (“Fuhua Management”)	Investment owned by Weifang Neo-Luck Group.

(a)	The principal related party transactions during the year ended December 31, 2006, 2007 and 2008 are as follows:
	Note	2006	2007	2008
		RMB	RMB	RMB	US$
Guarantee of bank loans	(i)	6,800	-	-	-
Rentals for staff quarters	(ii)	151	160	183	27
Interest income	(iii)	-	-	-	-

Notes:

(i) During the year ended December 31, 2006 and 2007, a bank loan of RMB6,800 was guaranteed by Shandong Baorui.

(ii) During the year ended December 31, 2006, 2007 and 2008, the Group paid the rental expenses to Fuhua Management for renting an apartment for the purpose of staff quarters.

(22) Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB456, RMB433 and RMB710 (US$104) for the year ended December 31, 2006, 2007 and 2008, respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

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

(24) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2006, 2007 and 2008.

There were no amounts due from customers representing more than 10% of the outstanding accounts receivable at December 31, 2007 and 2008.

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2006 , 2007 and 2008. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed. In the event that these major suppliers ceased to sell to the Group and the Group could not secure other sources of supply, the Group’s turnover and profitability might be adversely affected.

The following are the vendors that supplied 5% or more of our raw materials for each of the year ended December 31, 2006, 2007 and 2008:

		Percentage of total purchases (%)
Name of Vender	Supply	2006	2007	2008
Sinopec Yizheng	PET resin	58.5	46.4	44.8
Hyosung Corporation	PET resin	2.1	18.0	5.0
Yizheng Tianbao Polyester Co., Ltd.	Additives	23.9	16.6	10.3
Jiangyin Xingtai New Material Co., Ltd.	PET resin	6.7	12.3	9.7

(25) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2008 are as follows:
RMB
2009	4,448

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

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

For the year ended December 31, 2006, 2007 and 2008, total rental expenses for non-cancelable operating leases were RMB309, RMB2,792 and RMB3,448 (US$503), respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2008 were RMB155,058 (US$22,622).

(c) Outstanding bills receivable discounted

As of December 31, 2008, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal proceedings

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”) in which DMT sought monetary damages against Shandong Neo-Luck of approximately US $1,250 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Company should not be a party to the proceeding, the arbitration should proceed with Shandong Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

A hearing was held by the ICC in November 2007. Subsequent to the hearing, at the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neo-Luck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Shandong Fuwei joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.  As of March 30, 2009, US$90 was still left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In late April, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 will be paid in installments by the end of December 2008. As of March 30, 2009, Neoluck Group has paid US$ 250 and still has US$200 outstanding to DMT.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further in such event that Fuwei might have sustainable claims for damages as against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

HKG Arbitration

At December 31, 2007, Hampden Kent Group LLC had threatened the Company with an arbitration, seeking a penalty fee in the amount of US$ 3,800, relating to services allegedly performed by HKG in attempting to provide financing to Fuwei pursuant to an August 19, 2006 letter agreement (the "Letter Agreement") between the parties.  Pursuant to the Letter Agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claimant, in this case, HKG.

 In December 2007, HKG filed a demand for arbitration with the International Centre for Dispute Resolution of the AAA (“AAA/ICDR”). On January 28, 2008, the AAA/ICDR informed us that an arbitration process would commence in accordance with its rules.  On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim.

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim. The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses. The Company also asserted a counterclaim against HKG for breach of the Letter Agreement, seeking to recover the over US$300 in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company had agreed to attempt to resolve this dispute through mediation. A neutral mediator was been appointed by the AAA/ICDR. On April 24, 2008, HKG unilaterally cancelled the mediation and sought to proceed with the arbitration. A panel of three arbitrators (the “Panel”) was appointed, and a hearing on the parties’ respective claims was scheduled to commence on September 22, 2008.   By orders dated September 9 and 15, 2008, the Panel suspended the hearing pending receipt of a full deposit of the outstanding fees.  On November 7, 2008, the Panel advised that if payment of the outstanding fees was not remitted on or before February 6, 2009, the case would be terminated for nonpayment on that date.  This deadline has been twice extended.

By order dated February 23, 2009, the Panel directed that if payment of the full deposit was not remitted to the ICDR on or before March 23, 2009, the case would be terminated for nonpayment, and no further extensions would be contemplated by the Panel.

On March 27,2009, the Panel issued an order that this arbitration proceeding was terminated for nonpayment of the deposits due in accordance with Sections R-52 and R-54 of the Commercial Arbitration Rules of the American Arbitration Association.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all purchasers of the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors and shareholders (collectively, the “defendants”) violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all purchasers of the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO on December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters and certain of its executives (collectively, the “Defendants”) violated Sections 11, 12(2) and 15 of the Securities Act of 1933. The complaint also alleged that the Defendants misrepresented or omitted material information regarding the Company and its business operation.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

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

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint  (the "Amended Complaint") naming as defendants the Company, Xianoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters — Maxim Group LLC, WR Hambrecht + Co. and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, have moved to dismiss the claims asserted against them. Pursuant to a scheduling order entered by the Court on February 19, 2008, the parties named as defendants in the consolidated class action were required to answer or otherwise respond to the Amended Complaint on or before April 30, 2008.  The Court subsequently extended defendants’ time to respond to the Amended Complaint to May 14, 2008.

The Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.  The Underwriter Defendants separately moved to dismiss the Amended Complaint.  Both motions have been fully briefed, and the parties await the Court's decision.

The Company’s management believes that the allegations are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard. However, the Company's management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter.  As of December 31, 2008, the Company has not accrued any liability in connection with these litigations except for the defense expenses.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang and Zhou were served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou.  Plaintiffs requested that the Court to take judicial notice of Fuwei’s March 10, 2009 Press Release (as filed with the Company’s March 13, 2009 Form 6-K) in adjudicating the pending motions to dismiss.
The Court has not ruled on the pending motions to dismiss to date.  All discoveries are stayed pending such ruling.

The Company’s management believes that the allegations are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard. However, the Company’s management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter.  As of March 30, 2009, the Company has not accrued any liability in connection with these litigations except for the defense expenses.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

(26) Earnings per Share

Basic and diluted earnings per share for the period/year ended December 31, 2006, 2007 and 2008 have been calculated as follows:
	2006	2007	2008
	RMB	RMB	RMB	US$
Net income available to ordinary shareholders	67,665	47,260	18,157	2,649
Denominator for basic net income available to ordinary shareholders:
Weighted average number of ordinary shares
Outstanding	1,101,031	13,062,500	13,062,500	13,062,500

Basic earnings per share	61.46	3.62	1.39	0.20

Net income available to ordinary shareholders	67,665	47,260	18,157	2,649
Denominator for diluted net income available to ordinary shareholders:

Weighted average number of ordinary shares
Outstanding	1,101,031	13,062,500	13,062,500	13,062,500
Weighted average number of share options	1,457	-

	1,102,488	13,062,500	13,062,500	13,062,500

Diluted earnings per share	61.37	3.62	1.39	0.20

(27) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2008, additional transfers of RMB2,414 (US$352) are required before the statutory general reserve reaches 50% of the registered capital of Shandong Fuwei. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2008, an aggregate amount of RMB 41,602 (US$6,070) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2008, the amount of restricted net assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 70% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2007 and 2008
	2007	2008
	RMB	RMB	US$

Cash and cash equivalents	74	12	2
Other current assets	311,835	146,739	21,409
Investments in subsidiaries	147,762	147,762	21,558

Total assets	459,671	294,513	42,968

Current liabilities	21,194	31,205	4,553
Total shareholders’ equity	438,477	263,307	38,415

Total liabilities and shareholders’ equity	459,671	294,513	42,968

Condensed unaudited Statements of Operations (For the year ended December 31, 2006, 2007 and 2008)
	2006	2007	2008
	RMB	RMB	RMB	US$

Interest income/ (expenses)	14	91	(15)	(2)
General and administrative expenses	(2,131)	(5,984)	(11,404)	(1,664)

Loss before equity in undistributed earnings of subsidiaries	(2,117)	-	(11,419)	(1,666)
Equity in earnings of subsidiaries	69,782	-	31,668	4,620

Net income	67,665	(5,983)	20,248	2,954

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2006, 2007 and 2008)
	2006	2007	2008
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net income	67,665	(5,893)	18,157	2,649
Adjustment to reconcile net income to net cash from operating activities:
- Equity in earnings of subsidiaries	(69,782)	-	(29,576)	(4,315)
- Foreign exchange gain	(1,473)	-	-	-
Changes in operating assets and liabilities:
- Other current assets	(9,974)	9,631	-	-
- Other current liabilities	18,659	(3,713)	1,144	167
Net cash provided by operating activities	5,095	25	(10,275)	(1,499)

Cash flow from financing activities
Payments to related parties	-	(232,656)	10,113	1,475

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2006, 2007 and 2008
(amounts in thousands, except share and per share data)

	2006	2007	2008
	RMB	RMB	RMB	US$

Issuance of share capital	235,867	-	-	-

Effect of exchange	-	(8,273)	100	15

Net cash provided by/(used in) financing activities	235,867	(240,929)	10,213	1,490

Net increase/(decrease) in cash	240,962	(240,904)	62	9
Cash:
At beginning of year	16	240,978	74	11

At end of year	240,978	74	12	2

(27) Subsequent Events

Regarding the DMT Aribitration, under the Service Agreement between DMT and Shandong Fuwei, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. it will pay the remaining US$90 after DMT begins their service to Shandong Fuwei.  Under the Settlement Agreement and Supplemental Agreement between the Neoluck Group and DMT, the Neoluck Group was obligated to pay an amount equal to US$900. As of March 30, 2009, Neoluck Group has paid US$ 700 and still has US$200 outstanding to DMT.

Regarding the Class Action, by letter dated March 17, 2009, Plaintiffs apprised the Court of the Company’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou.  Plaintiffs requested that the Court to take judicial notice of Fuwei’s March 10, 2009 Press Release (as filed with the Company’s March 13, 2009 Form 6-K) in adjudicating the pending motions to dismiss.  The Court has not ruled on the pending motions to dismiss to date.  All discovery is stayed pending such ruling.

Regarding the HKG Arbitration, on November 7, 2008, the Panel of Arbitrators advised that if payment of the outstanding fees was not remitted to the ICDR on or before February 6, 2009, the case would be terminated for nonpayment on that date.  This deadline has been twice extended. By order dated February 23, 2009, the Panel directed that if payment of the full deposit is not remitted to the ICDR on or before March 23, 2009, the case will be terminated.  On March 27, 2009, the Panel issued an oder that this arbitration proceeding was terminated for nonpayment of the deposits due in accordance with Sections R-52 and R-54 of the Commercial Arbitration Rules of the American Arbitration Association. As of March 27, 2009, the HKG case has been dismissed, and the Company has not been ordered to pay any amount to HKG.

At March 10, 2009, we announced the Company became aware of the initial verdict issued by the Jinan Intermediate People's Court in the city of Jinan, Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The verdict finds the three major shareholders guilty of the crime of misappropriation of state-owned assets relating to tens of millions of RMBs' worth of assets during the reorganization of Shandong Neoluck Plastics Co., Ltd. The court sentenced Mr. Yin to death, with a stay of execution for two years. The other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment. All of the personal property of the three individuals will be confiscated. None of these individuals is currently involved in Fuwei's day-to-day operations.