Form 20-F/A
period 2008-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2009-10-28
CIK 1381074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment No. 1)

FORM 20-F/A

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

____________________________________________
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

☐ Yes  ☒ No

Explanatory Note

This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2008 (“Form 20-F), which was originally filed with the Securities and Exchange Commission (the "SEC") on March 31, 2009. We are amending and restating the following items in this Form 20-F/A:

(i)	Part II. Item 15. Controls and Procedures
(ii)	Part II. Item 19. Exhibits
(iii)	Signatures
(iv)	Exhibit Index

We are also re-filing Exhibit 4.12 with this Form 20-F/A which was previously filed with our Form 20-F. In response to SEC comments regarding Exhibit 4.12, we have included some of sections of Exhibit 4.12 that were omitted in the original filing. The omitted portions of Exhibit 4.12 have been separately filed with the SEC with a request for confidential treatment of those sections.

Table of Contents
Part II

Item 15. Controls and Procedures	4

Item 19. Exhibits	5

Signatures
Exhibit Index

Part II

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.  Based on our evaluation, our principal executive officer and principal financial officer have concluded that as of the Evaluation Date, our internal controls over financial reporting were effective.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Annual Report.

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

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. **

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. ***
4.1	Form of Underwriting Agreement. *
4.2	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.3	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 **

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 **

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He**

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He **

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang **

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang **

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brükner dated as of June 2005**

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 **

4.12	Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated January 20, 2007*****

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated February 2, 2007****

4.14	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communication Co., Ltd., dated July 16, 2008 ****

4.15	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communication Co., Ltd., dated July 18, 2008****

4.16	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank,, dated December 2, 2008 ****

4.17	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 13, 2009 ****

4.18	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 16, 2009 ****

8.1	List of the company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. ***

11.1	Code of Ethics for CEO and Senior Financial Officers. ***

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *****

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *****

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *****

*	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

**	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

***	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 2, 2007.

****	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 31, 2009.

*****	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: October 28, 2009