Form 20-F
period 2009-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2010-04-21
CIK 1381074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Huang Meijuan

Tel: +86 10-68522612

fuweiir@fuweifilms.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

As of December 31, 2009, there were 13,062,500 ordinary shares outstanding.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐     Accelerated filer   ☐      Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐     Item 18

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

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties and assumptions include, among other things:

•	adverse effect on our business caused by the global financial crisis;

•	competition in the BOPET film industry;

•	growth of, and risks inherent in, the BOPET film industry in China;

•	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	uncertainty in our ability as to obtain additional funding in order to complete the construction of the new production line (thick film) project and begin production;

•	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;

•	risks associated with possible defects and errors in our products;

•	uncertainty as to our ability to protect and enforce our intellectual property rights;

•	uncertainty as to our ability to attract and retain qualified executives and personnel;

•	uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years;

•	adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government; and

•	adverse effect on our business caused by extreme climate changes.

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

Introduction

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009.

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

•
All references to “Renminbi,” or “RMB” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

•	“BOPET” refers to the Biaxially Oriented Polyester Film.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Chinese Yuan (Renminbi).  In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “RMB” are to the currency of China.

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB 6.8270.

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

	Average	High	Low	Period-end
	(Rmb per U.S.$1.00)
2005 (1)	8.1472	8.2765	8.0702	8.0709
2006 (1)	7.9723	8.0702	7.8041	7.8041
2007 (1)	7.6038	7.7881	7.2946	7.2946
2008 (1)	6.9623	7.2941	6.7480	6.8542
2009 (1)	6.8311	6.8368	6.8242	6.8270
September 2009 (2)	6.8283	6.8310	6.8258	6.8263
October 2009 (2)	6.8270	6.8296	6.8234	6.88275
November 2009 (2)	6.8274	6.8301	6.8259	6.8271
December 2009 (2)	6.8278	6.8300	6.8253	6.8253
January 2010 (2)	6.8271	6.8277	6.8264	6.8268
February 2010 (2)	6.8265	6.8346	6.8260	6.8260
March 2010 (2) (3)	6.8263	6.8271	6.8255	6.8259

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.

(2)	Monthly average is calculated by averaging the daily rates during the relevant period.

(3)	As of April 20 , 2010 , t he exchange rate was 6.8253 .

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

The following selected historical statement of income data for the years ended December 31, 2007, 2008 and 2009 and the selected historical balance sheet data as of December 31, 2008 and 2009 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the year ended December 31, 2005 and 2006, and the selected historical balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.
	Year Ended December 31,
	2005	2006	2007	2008	2009
(in thousands, except per share data)	RMB	RMB	RMB	RMB	RMB	US$
Statement of Operations Data:
Revenues	346,205	436,884	449,373	447,255	320,731	46,980
Gross profit	87,115	102,543	99,842	70,332	24,612	3,605

Operating income	65,999	78,017	64,266	24,604	(16,547)	(2,424)
Interest expense	(13,747)	(12,884)	(13,233)	(3,995)	(6,540)	(958)

Income before income taxes	57,069	68,422	51,941	21,124	(23,024)	(3,373)

Net income/(loss)	57,128	67,665	47,260	18,157	(18,963)	(2,776)
Earnings per share
Basic	74,096	61.46	3.62	1.39	(1.45)	(0.21)
Diluted	74,096	61.37	3.62	1.39	(1.45)	(0.21)
Weighted average number ordinary shares, Basic and diluted
Basic	771	1,101,031	13,062,500	13,062,500	13,062,500	13,062,500
Diluted	771	1,102,488	13,062,500	13,062,500	13,062,500	13,062,500

	As of December 31,
	2005	2006	2007	2008	2009
(in thousands)	RMB	RMB	RMB	RMB	RMB	US$
Balance Sheet Data:
Cash	7,427	249,939	30,909	15,823	26,804	3,926
Accounts receivable, net	46,129	75,530	58,195	38,579	28,785	4,216
Inventories	24,887	23,783	41,670	30,589	45,039	6,597
Total current assets	93,349	372,001	211,842	104,562	119,282	17,470
Property, plant and equipment, net	303,596	317,690	493,562	578,643	555,718	81,400
Total assets	440,361	738,082	738,975	739,904	735,509	107,733
Short-term bank loans	248,046	239,678	188,027	164,764	153,179	22,435
Total current liabilities	367,401	272,175	226,445	204,305	198,666	29,099
Total shareholders’ equity	72,960	465,907	512,530	530,599	511,567	74,932

If our subsidiary, Fuwei Films (Shandong) Co. Ltd., or Shandong Fuwei, was not entitled to a reduced enterprise income tax, or EIT, rate of 0% for the year ended December 31, 2005 and 2006, and rate of 7.5% for the year ended December 31, 2007, it would have had an EIT rate of 15% for both of those years. Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the year ended December 31, 2008 and 2009 due to its status as a High-and-New Tech Enterprise since December 2008.  If Shandong Fuwei was no longer designated as such, it would have been subject to a standard enterprise income tax at a rate of 25%. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2005, 2006, 2007, 2008 and 2009:
	Years Ended December 31,
(In thousands, except per share data)	2005	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Net income/(loss)	(8,736)	(10,453)	(4,340)	(2,966)	-	-

Earnings per share
- basic	(11,331.00)	(9.50)	(0.33)	(0.23)	-	-
- diluted	(11,331.00)	(9.48)	(0.33)	(0.23)	-	-

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. In December 2009, this change in policy resulted in an approximately 15.8% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. Although the Company generates its revenue in the PRC in Renminbi which has become more valuable in U.S. dollars, the Company’s overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

B.  Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

The following matters and other additional risks not presently known to us or that we deem immaterial, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects or otherwise. Reference to a cautionary statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

(a) Risks Associated with Our Business

Our business has been adversely affected by the global financial crisis since 2008. Although in the second half of 2009, the world economy showed signs of has been gradually recovery, in 2009 the Company’s operation were still adversely affected which due primarily to the deline of the market demand and sales price, and decrease of exports, and so on. If the economy does not continue to recover, our operation will continue to face such declines again.

Since the fourth quarter of 2008, our business has been significantly affected by the global financial crisis. The domestic market has experienced a drop in demand for our products, especially in the volume of high value-added special films, and our sales export markets declined significantly. Despite the remedial measures taken by the Company in 2009, such as reducing costs and decreasing expenses in order to strengthen our profitability and lessen the adverse effect on our business caused by the financial crisis, the Company continued to suffer the adverse effect of the global financial crisis due to the competition in the market place. In the event that the global economy does not continue to recover, our operation may continue to face such declines.

In addition, the financial crisis may affect our suppliers and customers. Such adverse effect on our supplies and customers may, in turn, adversely affect our business.

A sharp fluctuation in the demand for raw materials may have a negative impact on our operations if we are unable to pass on all increases in cost of raw materials to our customers on a timely basis.

The total cost of raw materials made up approximately76.0%, 78.6% and 73.3% of our cost of goods sold in 2007, 2008 and 2009 respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 76.8% and 23.2% of our total cost of raw materials in the past three years on average.

Currently the PET resin is mainly used as a raw material in China’s textile industry. The market prices of PET resin may fluctuate due to changes in supply and demand conditions in that industry. Any sudden shortage of supply or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our cost of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The international market prices for crude oil increased in 2009 compared to the fourth quarter of 2008, which caused the price of raw materials to increase. In addition it is difficult to pass all the increase in cost of raw materials to customers, which in turn limits our profitability.

In 2010, if there is a significant increase in the cost of raw materials, as the the economy has not fully recovered, we may not be able to pass the increase in costs of raw materials to our customers on a timely basis. As a result, the fluctuation of the crude oil price will continue to have an adverse impact on our operation. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

Entry of new BOPET producers and continuously expanded production capacity of current BOPET film manufacturers in the industry in the PRC may increase the supply of, and decrease the prices of, BOPET film in the industry, and hence lead to a decline in our profit margins.

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability. Over time, there may be new investors into BOPET film industry, whether as a result of increased access to the production technology of BOPET film or increasing demand of BOPET films in the domestic market or otherwise. At the same time the current BOPET films manufacturers are expanding their productivity. Accordingly, we may experience increased competition which could result in more competitive pricing. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins will decrease and our revenues and net income may also continue to decrease.

In addition, China has gradually lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This may lead to increased competition from foreign companies in our industry some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential would be adversely affected.

We maybe subject to inventory risks that would negatively impact our operating results.

The possible price decline of the inventory may adversely affect the Company’s operation.

To some extent, the price of raw materials and end-productions of our inventories are affected by the price of crude oil.  If the price of crude oil keeps increase it may lead to a higher cost of our raw material; to the contrary, the continue declining of the price of the crude oil may cause the price decrease of the end-productions, which will adversely affect our operation.

A significant portion of our revenue is derived from the flexible packaging industry in the PRC, our revenue might be adversely impacted if the flexible packaging industry is adversely affected.

A significant portion of our revenue is currently derived from the production and sale of BOPET film. Our BOPET film is largely used for the flexible packaging industry, such as relating to the processed food and tobacco packaging, cosmetics and alcoholic beverages. The demand for our BOPET film is therefore indirectly affected by the demand for flexible packaging.

Any decrease in the demand for our BOPET film will significantly affect our financial performance. The global financial crisis has caused a slowdown in the demand for growth in the PRC market and a decrease in demand in the overseas market for our products, which as a result, has led to the decline both in sales quantity or the sales price of our products.  If the economy slowdown continues, it could continue to have an adverse impact on our financial condition, business and operation.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to perform our strategies and then to develop new products and to effectively carry on our research and development and other efforts.

Our success to date has been largely attributable to the contributions of key management and experienced personnel, some with whom we have entered into service agreements. The loss of their services might impede the achievements of our strategies and development objectives and might damage the close business relationship we currently enjoy with some of our larger customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Except for Mr. Xiaoan He, we do not currently maintain any other key man insurance for our directors or officers.

Our R&D center is managed by Mr. Hanyong Lee. If he does not effectively lead the R&D team to research and develop new products and facilitate the marketing process, or we are unable to receive our R&D team’s services continuously, or we are unable to recruit outstanding R&D personnel as a replacement, this may have an adverse affect on our ability to progress and develop new products, and may adversely affect our business results and market competitiveness.

Marketability of any of our new products is uncertain and low acceptance levels of any of our new products will adversely affect our revenue and profitability.

The development of our products is based on complex technology, and requires significant time and expertise in order to meet industry standards and customers’ specifications. Although we have developed some products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. We must continually improve our current products and develop competitive new products to address the requirements of our customers. If our new products are unable to gain market acceptance, we would not be able to generate future revenue from our investment in research and development. In such event, we would be unable to increase our market share and achieve and sustain profitability. Our failure to further refine our technology and develop and introduce new products attractive to the market could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

We may not be able to complete our new production line (thick film) currently under construction and start production in the near future. This may have an adverse impact on us and cause losses due to potential claims that may be raised by the supplier of equipments.

The new production line (thick film) project, which is currently under construction, still has a shortage of funds of US$ 20 million to US$ 25 million out of the total expected investment required for this new production line of approximately US$ 40 million to US$ 45 million. Although our management has made its best efforts to obtain additional financing, it has not been successful due to various adverse factors, such as the shareholders case, general weak economy and our inability to obtain financing through issuing shares or bonds caused by the continuous decline in our share price. As a result, we may fail to make payments to suppliers on equipment. In the event that we are unable to obtain additional financing and pay our suppliers, we may encounter potential litigation from our suppliers or lost the ordered equipment. In the event that there is a claim for the breach of contract by our suppliers, we may endure a significant loss. In addition, although the plant has been completed and certain other equipment has been delivered, if we lost the production line or suppliers refuse to suply equipments to us, we cannot begin production without the main production line being completed. This may have a material adverse impact in the Company’s development of thick films industry.

The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business.

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

On November 12, 2009, the company announced that it had become aware of the final verdict issued by the Supreme People's Court of Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The Supreme People's Court upheld the initial verdict issued by the Intermediate court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years; the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment; all of the personal property of the three individuals will be confiscated. The three individuals appealed the initial verdict to the Supreme People's Court of Shandong Province in March 2009. None of these individuals is involved in Fuwei's day-to-day operations. The final judgement aginst the three shareholders may cause uncertainty of the company’s operation.

We have, in the past, experienced and may, from time to time, experience negative working capital.  We also face risks associated with debt financing (including exposure to variation in interest rates).

Our total short-term loan as of December 31, 2009 was RMB 153.2 million (US$22.4 million), which excludes RMB 25 million (US$ 3.7 million) in long-term loans. We have pledged property, plant and equipment and lease prepayments as security for RMB 165.0 million (US$ 24.2 million) of the above outstanding indebtedness. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. We are subject to risks normally associated with debt financing, including the risk of significant increases in interest rates and the risk that our cash flow will be insufficient to meet required payment of principal and interest. In the past, cash flows from operations have been sufficient to meet payment obligations. There is however, no assurance that we will be able to continue to do so in the future. We may also underestimate our capital requirements and other expenditures or overestimate our future cash flows. In such event, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. If any of the aforesaid events occur and we are unable for any reason to raise additional capital, debt or other financing to meet our working capital requirements, our business, operating results, liquidity and financial position will be adversely affected. For example, if we fail to get appropriate financing, it will negatively impact the investment in the production of our third production line. In addition, if we do not obtain financing or have negative working capital, there is a possibility that we may not be able to perform our contracts with our suppliers as a result of our inability to pay them. All of these factors may cause a significant adverse effect on our operations.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

As of December 31, 2009, we have received four patents from, and have thirteen patent applications pending with the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. Furthermore, third parties may assert claims to our proprietary processes and technologies. These products, proprietary processes and technologies are important to our business as they allow us to maintain our competitive edge over our competitors.

Our ability to compete in our markets and to achieve future revenue growth will depend, to a certain extent, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations, such as the Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

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

Any of these events or occurrences may reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm our business. There is no assurance that the measures that we have put into place to protect our intellectual property rights will be sufficient. As the number of patents, trademarks, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that business entities in our industry may face more frequent infringement claims. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose the rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us.

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

We may incur capital expenditures in the future in connection with our growth plans and therefore may require additional financing.

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

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to existing shareholders’ return. Additional debt financing may be required which, if obtained, may:

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

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and/or

•	We cannot assure you that we will be able to obtain the additional financing on terms that are acceptable to us, if at all.

A disruption in the supply of utilities, fire or other calamity at our manufacturing plant would disrupt production of our products and adversely affect our sales.

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

We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future.

Our future growth depends, to a considerable extent, on our ability to develop both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our BOPET film products. We have a limited number of customers outside China, mainly in South Korea, the United States and Europe. However, we have limited experience in operating outside mainland China, have limited experience with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.

We have encountered anti-dumping investigations in South Korea and the United States. Although we received approvals for comparatively low anti-dumping tax rates in the final anti-dumping arbitration judgments in South Korea and the United States, our overseas expansion strategy in our future business growth may be adversely affected.

Since 2007, the manufacturers in China, India and other countries have encountered anti-dumping investigations conducted by South Korea and the United States. The Korean Trading Committee (KTC) announced the final results for anti-dumping investigations for enterprises in China and India on August 27, 2008. Although we finally received the anti-dumping duties (ADD) rate of 5.67% which is much lower than the average rate of 23.60% for other enterprises in China, our export to South Korea is still adversely affected by paying the ADD to a certain extent.

The US Department of Commerce conducted the anti-dumping investigation in October, 2007 covering exporters in China, Brazil, Thailand and the United Arab Emirates. 41 exporters in China were under investigation.  In October 2008, the anti-dumping judgments were announced. Although we received the lowest ADD rate of 3.49% among five exporters that received a duty, our export to the United States, to a certain extent, is still adversely affected by paying the ADD. On December 12, 2009, the US Department of Commerce will begin to review the results of anti-dumping investigation in 2008.  If we can not aquire a relatively low rate, it will not only have a significant impact on our export to the US market but also make us face the risk to repay the US anti-dumping duties for the last two years.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China's BOPET film or downstream industries, our business may be adversely affected.

New governmental regulation relating to greenhouse gas emissions may subject us to significant new costs and restrictions on our operations.

Climate change is receiving increasing attention worldwide. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. There are bills pending in Congress that would regulate greenhouse gas emissions through a cap-and-trade system under which emitters would be required to buy allowances to offset emissions of greenhouse gas. In addition, several states are considering various greenhouse gas registration and reduction programs. Certain of our manufacturing plants use significant amounts of energy, including electricity and gas, and emit amounts of greenhouse gas are likely to be affected by existing proposals. Greenhouse gas regulation could increase the price of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, require us to purchase allowances to offset our own emissions or result in an overall increase in our costs of raw materials, any one of which could significantly increase our costs, reduce our competitiveness in a global economy or otherwise negatively affect our business, operations or financial results. While future emission regulation appears likely, it is too early to predict how this regulation will affect our business, operations or financial results.

Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties.

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

Investor confidence and the market price of our shares may be adversely impacted if we or our independent registered public accountants are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2010, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F beginning with the fiscal year ended  December 31, 2010 and the report of our independent registered public accounting firm on our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2010. We have documented, tested, and evaluated our internal controls as required. Our management has concluded that our internal controls over financial reporting are effective in 2009. Moreover, although our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may conclude that our internal controls over financial reporting are not effective. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could lead to a decline in the market price of our shares.

Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2007, 2008 and 2009, sales to our customers in the PRC accounted for approximately 75.5%, 86.9% and 88.9%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

Because of the global financial crisis, the Chinese government implemented policies to stimulate economic growth and to encourage investment, by reducing bank deposit and loan interest rates. However, from the fourth quarter of 2009, the Chinese government increased the bank deposit reserve ratio by double. Changes in these policies may adversely effect the Company's operations.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign owned enterprise in January 2005 and enjoys certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.” Accordingly, it is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. In addition, as a “High Technology Enterprise,” Shandong Fuwei currently enjoys enterprise income tax at an incentive rate of 15%. Although Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December 2008 and enjoys the favorable income tax rate, if there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise ， Shandong Fuwei will no longer enjoy the preferential tax treatment. If that were to occur, Shandong Fuwei would be subject to a 25% standard enterprise income tax rate which would significantly increase our effective tax rate and materially adversely affect our operating results.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards were applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Shandong Fuwei. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations would, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as Shandong Fuwei, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “Government Developing High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December, 2008 and enjoys the favorable income tax rate of 15% pursuant to the Enterprise Income Tax Law.

We are subject to environmental laws and regulations in the PRC.

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

Changes in foreign exchange regulations in China may affect our ability to pay dividends in foreign currencies.

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

Fluctuation in the value of Renminbi could adversely affect our overseas sales and import of raw materials and  the value of, and dividends payable on, our shares in foreign currency terms.

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

The uncertain legal environment in China could limit the legal protections available to you.

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

Outbreak of viruses such as SARS, H1N1 or other epidemics could materially and adversely affect our overall operations and results of operations.

From March to July 2003, mainland China, Hong Kong, Singapore, Taiwan and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the H1N1 avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In the recent two years, infectious disease like H1N1 has occurred in high frequency worldwide, which would have adverse effect on the consumption on packaged foods, and have influence on our products sales. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could lead to a substantial decrease in our revenues accompanied by an increase in our costs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects.

In October 2005, SAFE issued a circular (SAFE circular 75) concerning foreign exchange regulation on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches in advance with respect to their overseas investments in offshore companies and must also file amendments to their registrations within 30 days upon the generation of material events if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations which are not involved with return investment. Our existing shareholders prior to our initial public offering the offering have completed the relevant SAFE registration procedures as currently required by SAFE circular 75.

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

Item 4. Information on the Company

Overview

We were formed as a Cayman Islands corporation in August 2004 under the name “Fuwei Films (Holding) Co., Ltd.” Our corporate headquarters, principal place of business, production and ancillary facilities occupy an area of approximately 74,251 square meters at No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, 261061. Our agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, NY, NY 10011.

We develop, manufacture and distribute high quality plastic film using the Biaxially oriented stretch technique, otherwise known as BOPET film (Biaxially oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as the food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name “Fuwei Films.” We sale our products to packaging customers and distributors mainly in Chinese market and also export to South Korea, the United States, Europe and others. The principal products we produce are namely:

•	Printing base film used in printing and lamination;

•	Stamping foil base film and transfer base fims used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improving environmental performance;

•	Metallization film or aluminum plating base film used for vacuum aluminum plating for paper or flexible plastic lamination;

•	High-gloss film used for aesthetically enhanced packaging purposes;

•	Heat-sealable film and Transfer base film used for construction, printing and making heat sealable bags;

•	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging; and

•
Dry film generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching. It is not only the most widely used mask film for PCB graphic but also indispensable image material for manufacturing excessive circuit.

Since our establishment, all of our revenues have been derived from the sales of BOPET film, particularly our printing film, stamping film, metallization film, transfer film, high-gloss film and heat sealable films.

We currently operate two production lines. The first line is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual designed production capacity of 16,100 metric tons of BOPET film. The total annual production capacity of the two production lines is 29,100 metric tons.  At the beginning of 2009, we closed the leased production line which has an 8,000 metric tons’ production capacity. In 2008 we built a trial production line which has an annual designed production capacity of 1,500 metric tons  As of December 31, 2009, our manufacturing operations had a total annual designed production capacity of 30,600 metric tons based upon 7,200 production hours per annum.

We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. Our top five customers over the three years ended December 31, 2008 were Dongguan Klaser Technologies Co., Ltd., Jiangyin Teruida Packaging Technology Co., Ltd., Dare Technical Co., Ltd. Danyang Advance Packaging Material Subsidiary Company, Southeast Films Technology Co.,Ltd.,and Holotek Technology Co., Ltd . None of our customers accounted for more than 10% of our total revenues in any such year. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. The BOPET products for high-end and special usage used by these industries are currently imported and are costly. In 2007, 2008 and 2009 our sales to our overseas customers constituted approximately 24.5%, 13.1% and 11.1%, respectively, of our total revenue.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd..  Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. As of December 31, 2009, the sale revenue of the Fuwei Films USA, LLC was $449,830.

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

We have the capability to expand our product range and markets by introducing new products required by customers

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers. While other companies in our industry have also made significant advances in BOPET technology and production, we have introduced a variety of BOPET film products by developing and formulating our own material fomula, production processing and equipmemt adjusting used in the production of BOPET film. Our research and development team comprised of fourteen research personnel in total.

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

We manufacture high quality products that can be customized for our clients

We implement and enforce stringent quality controls on our production process and products. As part of our production process, we formulate different blends of PET resins and additives to produce film with specific properties for our customers based on their requirements. In addition, we have developed a special production process and we believe using these formulas will produce products that will meet our customers’ requirements in quality.

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

Since January 2008, our R&D center has been managed by Mr. Hanyong Lee. Mr. Hanyong Lee has more than 20 years management and research experience in the BOPET industry.

Our technical expertise are advanced in the PRC

We consider our technical expertise to be highly advanced with respect to the BOPET film industry in the PRC. Our first production line was German made and manufactured by Brückner. It is a 6.3 m (in width) production line with an annual designed production capacity of 13,000 metric tons of BOPET film. Our second production line was manufactured in France by DMT. It is a 6.7 m (in width) production line that has an annual designed production capacity of 16,100 metric tons of BOPET film. We believe that our experts have sufficient experience to manage and operate the production lines and with their guidance our production lines are able to provide high quality products and to compete effectively with our competitors.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004 (1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

June 2009 (2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

July 2008 (4)	Designated as an A-Category taxpayer by the National Taxation Bureau and the Local Taxation Bureau of Shandong Province.	the National Taxation Bureau and the Local Taxation Bureau of Shandong Province

December 2008 (5)
Redesignated as a High-and-New Tech Enterprise by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Financial Bureau
Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	Designated as “Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Assositaion

Technological Innovation Award
August 2009
	Mr.Lee was awarded as “Leader of Technological Innovation in Shandong Province”	Shandong Province enterprise technological innovation promotion association

(1)
ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.

(2)
After strict examination and approval by China Environment United (Beijing) Certification Center Co., Ltd (Environment Conformity Assessment Center of State Environment Protection Bureau), Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006, and passed the review by SGS in June 2009.

(3)	Fuwei Shandong was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007.

(4)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.

(5)
Because of China’s new Enterprise Income Tax Law which became effective on January 1, 2008, the status Fuwei Shandong as an HNTE had to be renewed. On December 2008, Fuwei Shandong was re-designated High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Financial Bureau.

Business Prospects

The financial crisis which began in the second half of 2008, has had significant adverse impact on the global economy, including China. The world’s economy, as well as the Chinese economy has been recovering gradually upon measures taken by each government to stipulate the economy. If the stipulated policy adopted by the Chinese government does not change, the Chinese economy is expected to continue to grow in 2010 and as a result, will lead to the market demand of our products.

We have identified thick BOPET film (typically with a thickness of between 50 to 250 microns), which is mainly used in the electrical and electronics industries, as a key market segment for potential growth. With the expansion of the electrical and electronics industries in China, the market for thick BOPET film, used particularly in the manufacturing of thin film transistor-liquid crystal display (or TFT-LCD base film, solar battery base film) screens, is also anticipated to increase significantly. Although there are BOPET manufacturers in the PRC that are able to produce BOPET film of such thickness, we believe that generally their product quality is not able to meet requirements for high-end usage such as TFT-LCD screens and solar battery. As a result, manufacturers of TFT-LCD and solar battery screens requiring thick BOPET film generally obtain their supply from overseas.

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

Our future plans include:

•	Continue d construction of the new BOPET produ ction line

We have commenced construction of a new production line capable of producing BOPET film that is between 50 to 250 microns thick in our current premises at Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, including TFT-LCD screen films. We expect to penetrate into the electrical and electronics industry with such new product offerings. Such industries for high-end and special usage currently rely on expensive imports. The construction of the new BOPET production line has been postponed due to a shortage of funds. However, we will continue to make efforts to obtain the required funds to complete new BOPET production line. The total investment for this new production line is expected to be approximately US$40 million to US$ 45 million.

•	Expansion into overseas markets and promotion of our products in the PRC

We believe that the overseas markets hold significant potential for future growth. We believe that our venture into the overseas markets which began in 2004 has been successful. Although we are not focused on any particular overseas market, we have identified North America as an area of potential growth. We would also like to expand our European and Japanese market. In 2008, our overseas sales were significantly affected by the anti-dumping investigations conducted by South Korea and the United States against BOPET exporters in China, India and other countries and the appreciation of Renminbi. Although we have overcome many difficulties and received the lowest rates in the anti-dumping investigations, we experienced a significant decrease in our overseas market demand, such as in the United States, Europe and South Korea, due to the global financial crisis and, as a result, our overseas sales significantly decreased in 2008 and 2009. With our low manufacturing and labor costs compared to overseas manufacturers and with high quality products and competitive prices, we believe that we can capture certain market share in the overseas market. As we believe that the domestic market for BOPET products has significant potential for growth, we also intend to engage in promotional activities in this area and further develop our customer relationships. In 2007, 2008 and 2009, sales to our customers in the PRC accounted for approximately 75.5%, 86.9% and 88.9%, respectively, of our total revenue, while the remainder was sold overseas   in US dollars.

•	Investment in research and development

As we have a strong focus on research and development, we plan to continue to invest substantially in this area. We have constructed a small-scale production line for the purpose of conducting research and development. Such a production line may also produce small batches of high value-added products. This trial production line will enable us to save experimental costs and reduce waste during the process of development, particularly during test production. We also intend to expand our research and development team by hiring additional advanced research personnel either from China or overseas.

In 2006, the Weifang government established the Hi & New Technology Project Industrial Development Fund (“IDF”) for the purpose of enhancing independent innovation and technical R&D ability of local enterprises in order to support the development of local Hi & New Technology enterprises. On January 31, 2007, we obtained the first installment of a loan from the industrial development fund from our local government. Our subsidiary, Shandong Fuwei used all of these funds for the construction of the Fuwei technology center trial production line project mentioned above. In 2008, Shandong Fuwei received a second IDF loans to continue supporting our R&D. These funds made a significant contribution to the development of our R&D for new products.

Since 2008, the Chinese government has adopted a series of plans to stimulate the economy casued as a result of the global financial crisis. In October 2009, the Company received a RMB10 million financial support after completing the necessary procedures with the local Chinese government. Shandong Fuwei is planning to use this project fund in accordance with the needs of the Company. This financial support is an eight year long-term loan.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. We currently produce BOPET films from the three production lines, with an aggregate annual designed production capacity of 30,600 metric tons with thicknesses varying between 8 - 125 microns.

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

BOPET film has been widely used in the packaging (such as food, pharmaceutical, cosmetics, cigarettes, and alcoholic beveridges), imaging (such as printing plates and microfilms), electronics and electrical (such as wire and cable wrap, capacitors and motor insulation) and industries. Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films.” Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses in the PRC, in particular the coastal region. We also export our products to packaging customers and distributors mainly in South Korea, the United States, Europe and others.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2007, 2008 and 2009.

Category	2007	2008	2009
Printing film	18.6%	12.6%	11.0%
Stamping foil film	21.0%	31.2%	54.4%
Metallization film	6.8%	10.1%	10.9%
Special film	37.8%	24.0%	10.6%
Base film for other applications	15.8%	22.0%	13.1%

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

Special film

We mainly produce the following types of special film:

•	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically-enhanced packaging purposes.

•	Heat-sealable film: Film with a three layer structure. The heat-sealable film is primarily sold for use in construction, printing and making heat sealable bags.

•	Laser holographic base film: A directly embossable film with high transparency, used as anti-counterfeit film and for aesthetics for food, medicine, cosmetics, cigarette and alcoholic packaging.

•
Dry film: Generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching. It is not only the most widely used mask film for PCB graphic but also indispensable image material for manufacturing excessive circuit.

Base film for other applications

Base films for other application are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

Our operating subsidiary, Shandong Fuwei, currently operates three production lines. The first is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 metric tons of BOPET film. The second is a DMT 6.7 m (in width) production line, which could produce three layers co-extruded production with annual designed production capacity of 16,100 metric tons of BOPET film. The total annual production capacity of the two production lines is 29,100 metric tons. In addition, we closed our leased production line in the beginning of 2009. Designed production capacity of the trial production line that we built in 2009 is 1,500 metric tons. As of December 31, 2009, the total production capacity of Shandong Fuwei was 30,600 metric tons.

BOPET film is manufactured from polyethylene terephthalate (PET) resin, which is a petrochemical product. BOPET film is produced by melting the granulated PET resin and extruding it into a flat sheet. This sheet is stretched to 3.0 to 3.6 times its original length, and then horizontally from 3.0 to 3.6 times its width, before being heat-set and finally wound into reels. The orientation process (stretching during the application of heat) gives the film its mechanical strength, barrier and optical properties (clarity and gloss). Our Brückner production line comprises a single extruder which can produce single-layer BOPET film, whereas our DMT production line comprises one main extruder and two co-extruders which can produce BOPET film comprising three layers, of which the core layer and the outer co-polymer layers are made of different materials. Depending on the additives used, the films produced have varying physical and chemical properties. The main steps of our manufacturing process involve:

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2009, our total inventories amounted to approximately RMB 45 million and our raw materials, work-in-progress, finished goods and consumables and spare parts made up approximately 58.7%, 4.6%, 35.4% and 1.3% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials whcichcan be used for one week of production. In the second half of 2009, we stored some materials based on the orders from our customers. Typically, we start manufacturing such goods upon receipt of orders from our customers.

Our inventory turnover periods (in days) for 2007, 2008 and 2009 were 34.2, 34.9 and 45.9, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

There were no provisions for inventory obsolescence, inventory written off or inventory written down to net realizable value in 2008. In 2009, the Company prepared RMB 4.2 million provisions for inventory impairment.

Manufacturing Facilities and Utilization Rates

As of December 31, 2009 ， we have the following production lines:

Production Line	Designed Production Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 metric tons per annum	Approximately 9 years
DMT Production Line	16,100 metric tons per annum	Approximately 16 years
Trial Production Line	1,500 metric tons per annum	Approximately 10 years

The designed production capacity as given by the manufacturer is determined based on the assumption of the production of a specific mix of BOPET films of varying thicknesses. Our Brückner and DMT production lines and the trial production line have been in use since 1996, 2003 and 2009, respectively. The production lines are depreciated on the straight-line method over their respective estimated useful lives.

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2007, 2008 and 2009, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Uti lization Rate (%)
Production Line	2007	2008	2009	2007	2008	2009
Brückner Production Line	12,299	12,092	11,823	94.6%	93.0%	90.9%
DMT Production Line	12,378	13,769	13,822	76.9%	85.5%	85.8%

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

As of December 31, 2009, our product inspection and quality control department comprised of nineteen employees. We have one manager, one deputy manager, one purchase inspector, seven process inspectors and seven end-product inspectors and two after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensures that our production process, raw materials and end products are of the quality to our customers’ satisfaction. Only products which have been endorsed with our certified quality marks are delivered to our customers.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filters every 25-35 days and this replacement process takes about six to eight hours. We believe that because of our stringent maintenance policies, we can maintain sustainable production. Our monthly average downtime for 2009 (primarily for maintenance) was less than 1.5% of our monthly production time.

For 2009, the rejection rates of our products were generally less than 0.9% of our total production volume. Defective or inferior products that do not fulfill our customers’ control standards are recycled. We ensure that these recycled products meet our customers’ quality standards and requirements before selling them to our customers.

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

Heat-sealable film
Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. It not only can provide permanent seals to PET, but also can seals to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is microwave ovenable film for packaging refrigerated and frozen foods.

Heat sealable film for steel
To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film
By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

White film	To be used for print, composite, coating and others, such as advertising lamp house, release film and reflector film.

DFR base film
Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching. This is not only the most widely used mask film for PCB graphic, but also an indispensable image material for manufacturing excessive circuit.

Hot shrink film
To change the hot shrinkage rate by enlarging the draw ratio.  It is mainly used for PET beverage bottle shrinkable tags. Hot shrink film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

New Product Development

We have also begun working on the following projects which are currently in the test production phase:
Product	Objectives and Applications	Commercialization Date Expected

Metal-adhesion improved film	To improve the peel strength after be metalized sealing. Mainly used for liquid packages.	July 2010

Window film	To be used in automobile window application and building window	September 2010

Positioning Transfer base film	For high value-added packaging, such as tobacco and alcohol, increasing the apparence of the products	December 2010

We have applied for patents with respect to some of our new processes and technologies used in our business.  Currently there are pending approvals from the relevant PRC authorities. We do not believe that the denial of any of these applications will affect our ability to continue to manufacture our products on a competitive basis. As our operations expand internationally, we plan to evaluate the benefits of seeking international protection of our intellectual property in relevant markets. In addition to our patent applications, we protect our proprietary know-how by subjecting our employees to confidentiality, non-compete and non-solicitation obligations through our labor contracts with them and restricting access to our research and development center and access to technology know-how to authorized personnel.

Our expenditure on research and development, excluding staff salaries and related expenses, in 2007, 2008 and 2009 were as follows (in thousands):
	Year Ended Dec. 31, 2007		Year Ended Dec. 31, 2008		Year Ended Dec. 31, 2009
	RMB		RMB		RMB		US$
Research and Development Expenses	1,596	(1)	2,631	(2)	1,264	(3)	185

Note:(1)&(2)&(3) In addition to the above-mentioned Expenses in 2007, 2008 and 2009 of RMB 1.6 million, RMB 2.6 million and RMB1.3 million, respectively, the R&D capital expenditure is RMB 48.8 million, RMB3.2 million and RMB5.5million, respectively.

We view research and development as an essential part of our business. In the face of increasing competition, we increased our expenditure on research and development from 2007 to 2009, as we believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2009, our sales department comprised of 15 employees in the domestic sales division and 2 employees in the over sales division. Our marketing department comprised of two employees. Our sales department is responsible for our market penetration, such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our marketing activities and often visits our clients together with our sales personnel. They have established and maintained close business relationship with our key customers.

Customers and Markets

Over the past years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In addition, we entered into dry films market and mantain good relationship with major dry films customers.

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in South Korea, the United States, Europe and others. In 2009, sales from our domestic and overseas customers constituted approximately 88.9% and 11.1%, respectively, of our annual revenue.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2007, 2008 and 2009:

	Percentage of Total Revenue (%)
	2007	2008	2009
Dongguan Klaser Technologies Co.,Ltd.	0.9	4.9	7.2
Jiangyin Teruida Packaging Technology Co.,Ltd.	2.3	2.5	5.1
Dare Technical Co., Ltd. Danyang Advance Packaging Material Subsidiary Company	3.1	3.4	5.0
Southeast Films Technology Co.,Ltd.	0.8	1.8	3.9
Holotek Technology Co., Ltd.	0.9	2.7	2.9

None of our customers accounted for more than 10% of our total revenue in any of the previous three years.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our customers listed above.

Sales

Because of our broad range of product offerings and customers, our sales and marketing efforts are generally specific to particular types of products, customer or geographic region. Most of our products are sold by our own direct sales force. These salespeople, including our management, maintain close relationships with our customers by paying visits to our customers from time to time to understand their needs, and to obtain their feedback and suggestions. Our sales personnel provide technical support to our customers when required. We also regularly invite our existing and potential customers to our manufacturing facilities for visits as we believe that such visits enable our customers to better understand our production processes and operations and also enhance our customers’ confidence in us.

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

•	referrals from existing customers as well as business associates to generate sales opportunities; and

•	promotion through our corporate website. Information on our products and services are also found on our corporate website which allows us to reach out to potential domestic and overseas customers.

Our marketing personnel also conduct PRC domestic and overseas market surveys and research. The statistics, findings and information obtained from such surveys and research are then passed on to our management and production department for their analysis on the demand for and supply of our products, which allows them to make adjustments to our production and sales targets as well as our marketing strategies.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials for each of the years ended December 31, 2007, 2008 and 2009:

		Percentage of total purchases (%)
	Supply	2007	2008	2009
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	46.4	44.8	45.8
Jiangyin Huaxing Hecheng Co., Ltd.	PET resin	12.3	9.7	12.5

We purchase the majority of our PET resin from Sinopec Yizheng as the quality of its supply of PET resin consistently meets our requirements. We currently have an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply us fixed quantities of PET resin monthly at the prevailing market prices.  Such supply agreement is renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases of raw materials are on a cash basis. While we believe that there are only a limited number of suppliers of PET resin that can consistently meet our quality and quantity requirements on a timely basis, there are several PET resin suppliers in the PRC or overseas market from whom we may easily obtain PET resin, on a short-term basis, if necessary.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our major suppliers mentioned above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of Total Purchases (%)
Raw Material	2007	2008	2009	Country
PET resin	78.0	77.2	76.0	PRC and Korea
Additives	22.1	22.8	24.0	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. Since September 2008, the intense fluctuation of the crude oil price has significantly affected the price of raw materials. In 2009, the oil price continued to increase, especially at the end of 2009, which the price increased by 90%. Therefore, the price for raw materials continued to increase and at the end of 2009 it increased by 43%.

As we are unable to predict the price movements of such raw materials and to minimize the impact of such price fluctuations on our cost, we generally purchase such raw materials in quantities sufficient for our production process for approximately one week. In the second half of 2009 along with the economy recovery and based on the orders from our customers we stored some raw marterials. This way we saved some purchase costs. We may also adjust the prices of our end products, when appropriate, and pass portion of cost increases to our customers.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film (1)

Features	BOPP	BOPET	BOPA
Water vapor barrie	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)
This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999.   The Company did not notice updated technical specifications subsequently as of December 31, 2009.

The production of BOPET film requires a large capital investment. We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;

•	quality and reliability of products;

•	technical/manufacturing capability;

•	industrial reputation; and

•	production cost and sale prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Ningbo Shunsu Film Co., Ltd.

We believe that we have established a good reputation and management track record as a manufacturer of BOPET film and are able to offer quality products.

C. Organizational structure.

The following table set forth the details of our subsidiaries as at the date of this Annual Report:

Name	Country of Incorporation	Ownerships Interests	Direct Parent
Fuwei Films (Shandong) Co., Ltd.	Weifang Shandong, China	100% wholly owned by Direct Parent	Fuwei Films (BVI) Co. Ltd.

Fuwei Films (BVI) Co., Ltd.	British Virgin Islands,UK	100% wholly owned by Direct Parent	Fuwei Films (Holdings) Co. Ltd.

Fuwei Films USA LLC	South Carolina, USA	60% owned by Direct Parent (1)	Fuwei Films (Holdings) Co. Ltd.

(1) Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 29,808 square meters. We own all the buildings and facilities on the premises. Most of our land use rights, office buildings and two facilities in operation have been mortgaged to a bank in the PRC for loans totaling RMB 165 million. Additionally, in April 2009, we stopped to rent the workshop area of leased production line which was about 9,310 square meters (including the warehouse).

We are in the process of constructing our new production line located in Weifang Hi & New Technology Development Zone. We anticipate that this new production line will produce BOPET film that is between 50 to 250 microns thick. The BOPET film produced using this new production line is targeted at industrial use, including TFT-LCD screen base films, solar battery base films. The construction of the plants has already been completed.  We initially planned to obtain additional funding during the first half of 2008 and complete the production line construction at the end of 2008. Due to various reasons, such as the general weakened economy and our inability to obtain financing through issuing shares or bonds caused by the continuous decline in our share price, we could not fulfill the financing plan as expected. However, we are still making great efforts to obtain additional funding to complete the project. If the project financing is further postponed, there may be contract disputes between us and the suppliers of the project and we will not be able to aquire the equipment we ordered, which will significantly impact our operations and our development in the thick films industry.

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

Overview

We develop, manufacture and distribute high quality plastic film using the Biaxially oriented stretch technique, otherwise known as BOPET film. Since the establishment of our predecessor company in 2003, all of our revenues have been derived from the sales of BOPET film. We sell most of our BOPET film products to domestic customers in China in the flexible packaging industry. We established an overseas sales division in June 2004 and have been selling our products into overseas markets, most notably South Korea, the United States Europe and others.

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

Shandong Fuwei subsequently acquired these fixed assets through two auction proceedings, the first in October of 2003 and the second in December 2004. At the first auction proceeding in October 2003, Shandong Fuwei acquired assets related to the Brückner production line that it had been renting from Shandong Neo-Luck. This line had been previously mortgaged by Shandong Neo-Luck to the Bank of China, Weifang city branch as security for several loans extended to Shandong Neo-Luck’s affiliates. When these loans went into default, the Bank of China brought a series of legal actions in Weifang Municipal People’s Court that resulted in the assets securing the loans being sold at a public auction. Following its successful bid at an auction on October 9, 2003, Shandong Fuwei acquired the Brückner production line and facilities (with an appraised value of approximately RMB 169 million) for RMB 156 million.

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

Subsequent to the auction for several years, the PRC government conducted an investigation into the conduct of certain individuals in connection with such transactions.  In March 2009 Messrs Yin, Wang and Zhou committed the crime of corruption by verdict of the Jinan Intermediate People’s Court in the city of Jinan, Shandong Province. In Novernber 2009 the Company became aware of the final verdict issued by the Supreme People's Court of Shandong Province.   The Supreme People’s Court upheld the initial verdict issued by the Intermediate court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years; the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment; all of the personal property of the three individuals will be confiscated.

At the time of the Company’s initial public offering, we had obtained an opinion of PRC counsel with respect to the validity of the auction proceedings under PRC law, although you should read the description of the opinion and the subsequent development in March 2009 described under the title “Risk Factors — The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business.” Certain of the assumptions relied upon in providing that opinion have been called into question by the verdict referred to above.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

During the period for the years ended 2007, 2008 and 2009, the total cost of raw materials made up approximately 76.0%, 78.6% and 73.3% of our cost of goods sold, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 76.2% and 23.8%, respectively, of our total cost of raw materials in 2009. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is also largely used in the textile industry and accordingly the demand from that industry will also affect the price of PET resin.

Although we try to pass on all increases in our raw material costs to our customers, and have generally been able to pass partial increases in recent years on to them, we are occasionally constrained partially in this regard by industry practice and preexisting obligations. We obtain a significant amount of the PET resin used at our facilities from one supplier, who has agreed to supply us fixed quantities of PET resin monthly at the prevailing market price. We have not engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components.

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as our printing, stamping film and metallization films, is typically driven by supply and demand conditions in the market. We have more control over setting the prices for our specialty products, such as our high-gloss films and heat sealable film.

As selling prices are generally higher for those types of BOPET film products which require higher technical expertise, our revenue will be affected, to certain extent, by our product mix. Our product mix is dependent on, among other things, our production facilities, R&D abilities and new products commercialization. Presently, our Brückner production line is capable of producing single-layer BOPET film while our DMT production line is capable of producing both single-layer and three-layer BOPET films.

Demand for Our Products

We have been able to expand our product range and markets by introducing new products required by customers. We believe that our technical expertise is important in introducing products that are in demand.

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In the fiscal years ended December 31, 2007, 2008 and 2009, approximately 75.5%, 86.9% and 88.9%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending, increase the demand for our customers’ products and consequently increase the demand for our BOPET film. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products. The global financial crisis, which began in the fourth quarter of 2008, not only impacted the international market but also impacted the domestic market which resulted in a significant effect on the demand of our products.

Production Capacity and Utilization Rates

Our sales volume is limited by our operational annual production capacity.

As we grow our business in the future, our ability to fulfill more and larger orders will be dependent on our ability to increase our production capacity. As our business is capital-intensive, our ability to expand our production capacity will depend on, inter alia , the availability of capital to meet our needs of expansion or upgrading of production lines.

Competition

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability for new BOPET film production. Our past financial performance is attributable to our market position in the industry. Over time, there may be new investors into our industry, and the current BOPET film manufacturers may expand their production capacity. We believe that currently our major competitors in the BOPET manufacturing market in the PRC include Dupont Hongji Films Foshan Co., Ltd, Yihua Toray Polyester Film Co., Ltd, and Ningbo Shunsu Film Co., Ltd.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009
Materials costs	80.9%	78.6%	73.3%
Energy expense	6.9%	8.2%	9.0%
Factory overhead	8.6%	9.0%	13.1%
Packaging materials	2.7%	2.9%	3.0%
Direct labor	0.9%	1.3%	1.6%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 76.2% and 23.8%, respectively of our total materials costs in 2009.

Energy expense

Energy expense includes water, electricity and gas costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2009, the repair and maintenance of our machinery and equipment were RMB 7.8 million, accounting for 2.6% of Cost of Goods Sold, including overhaul repairs of the equipment.

Packaging Materials

Our packaging materials comprise of, among other things, packaging pallets and carton boxes, used for the packaging of our BOPET film products for delivery to customers. Generally, our unit cost of packaging materials does not fluctuate significantly and our total costs for packaging materials typically vary in line with our sales volume.

Direct Labor

Direct labor cost includes salaries, wages, bonuses and other payments to our employees in the PRC who are involved in the production of our products. The main factors affecting our direct labor cost are the demands and supply of skilled labor and the implementation or changes of any new government policies or laws relating to employment such as defined contribution plans stipulated by the PRC municipal government.

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

Finance Costs

Finance costs comprise mainly of interest expense relating to our loans ， exchange deficit, and bank charge.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Developing High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December 2008 and enjoyed the favorable income tax rate of 15% pursuant to the New Tax Law in 2008 and 2009.  In accordance with New Tax Law, during the transitional period we enjoy 12.5% income tax rate, which is 50% of 25% income tax.

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2009, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 5.9% and 1.9% in 2007, 2008 and 2009, respectively.  Inflation in the PRC has not had any material impact on our business operations.

Critical Accounting Policies

The SEC defines critical accounting policies as those that are, in management's view, most important to the portrayal of our financial condition and results of operations and those that require significant judgments and estimates. We prepare our financial statements in accordance with the U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Goodwill Impairment. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired.  Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist.  Impairment testing is performed at a reporting unit level.  An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis.  A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce.  Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. All credit terms are to be approved by our finance department, in consultation with our sales and marketing department. For extension of larger credit limits, approvals have to be sought from our credit committee which is made up of members from our finance department, sales department and CFO. Our finance department and sales department review our outstanding debt account on a monthly basis and follow up with customers when payments are due. We do not impose interest charges on overdue account receivable.

As of December 31, 2009 our largest trade debtor was Dongguan Klaser Technologies Co., Ltd, a company based in China. The trade receivables from Dongguan Klaser Technologies Co., Ltd. amounted to approximately RMB3.9 million as of December 31, 2009.

We make specific allowance for doubtful trade receivables when our management takes the view (taking into account the aging of trade receivables and in consultation with our sales department) that we will not be able to collect the amounts due. Our customers pay by installments, creating long accounts receivable cycles. We provide for an allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions.

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2007, 2008 and 2009 is as follows (in thousands):

	2007	2008	2009
	RMB	RMB	RMB	US$
Balance at beginning of year	872	2,644	4,074	597
Bad debt (recovery) / expense	1,772	1,430	(1,713)	(251)
Write-offs	-	-	(102)	(15)

Balance at end of year	2,644	4,074	2,259	331

Impairment of Long-lived Assets. We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset grouping may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset grouping to our estimate of the related total future undiscounted net cash flows. If an asset grouping’s carrying value is not recoverable through the related undiscounted cash flows, the asset grouping is considered to be impaired. The impairment is measured by comparing the difference between the asset grouping’s carrying value and its fair value. We estimate the fair value of an asset group based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates and cost of capital, among others. We also make certain assumptions about the level of demand for our products in the marketplace, our cost levels, future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Impairments of long-lived assets are determined for groups of assets related to the lowest level of identifiable independent cash flows. Our operating subsidiary, Shandong Fuwei, currently operates three production lines. Since our products are capable of being produced, and are produced, on multiple lines, each production line cannot produce cash flow separately resulting from the combined administrative expense, R & D, market and sales, etc. Therefore, the Company considers whole assets as an asset group. The estimated undiscounted net cash flow was higher than the net carrying amount of asset as of December 31, 2008 and 2009, hence there was no impairment of long-lived assets recognized for the year ended December 31, 2008 and 2009.

Results of Operations

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on page F-1 of this Annual Report.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009
	(% of Total Revenue)
Gross Profit	22.2	15.7	7.7
Operating expenses	(7.9)	(10.2)	(12.8)
Other expense	(2.7)	(0.8)	(2.0)
Income tax benefit	(1.0)	(0.7)	1.3
Net income/ (loss)	10.6	4.1	(5.9)

Fiscal year ended 2009 compared to fiscal year ended 2008

Revenue

Our revenue can be analyzed as follows (in thousands):

	December 31, 2009			December 31, 2008
	RMB	US$	% of Total	RMB	% of Total

Printing film	35231	5,161	11.0%	56,607	12.7%
Stamping film	174,356	25,539	54.4%	139,571	31.2%
Metallization film	35,138	5,147	10.9%	45,148	10.1%
Specialty film	34,004	4,981	10.6%	107,404	24.0%
Base film for other applications	42,002	6,152	13.1%	98,526	22.0%

Total	320,731	46,980	100.0%	447,255	100%

During the fiscal year ended December 31, 2009, our revenues were RMB 320.7 million, which is a decrease of RMB 126.5 million or 28.3%, as compared to the same period for 2008. The decrease in sales is mainly because the decrease of average unit sales price and the closing of leased production line , which caused the revenue to decrease RMB 74.8 million and RMB 51.7 million respectively compared to the same period in 2008.

In 2009, sales of special films were RMB 34.0 million and 10.6% of our total revenues as compared to RMB 107.4 million and 24.0% in 2008, which is a decrease of RMB 73.4 million, or 68.3%, as compared to the same period in 2008. The decrease was attributable to the decreased demand for high value-added packaging caused by financial crisis which further caused the decreased demand for specialty films. Furthermore, we adjusted the composition of products portfolio, reducing sales of some specitay films, such as matte films. In 2009, the sales of specialty films such as dry films increased.

Cost of Goods Sold

Our cost of goods sold was RMB 296.1million for the year ended December 31, 2009, which is a decrease of RMB 80.8 million, or 21.4%, as compared to the same period for 2008. The decrease resulted from the decreased unit sales price and the closing of the leased production line , which caused the total cost of goods sold to decrease RMB 35.1 million and RMB 45.7 million respectively compared to the same period in 2008.

Gross Profit

Our gross profit during the year ended December 31, 2009 was RMB 24.6 million representing a gross margin of 7.7%, compared to RMB 70.3 million or 15.7% for the year ended December 31, 2008. The decrease in gross profit margin was mainly due to the decline in sales quantity of specialty films which further lead to a sharp decline in average unit sale prices.

Operating Expenses

Our operating expenses during the year ended December 31, 2009 was RMB 41.2 million, which is an decrease of RMB 4.6 million, or 10.0%, as compared to the same period for 2008. The decrease was mainly due to decline of the maintainance expenses as a public company.

Other Expense

Our other expenses during the year ended December 31, 2009 was RMB 6.5 million, which is a increase of RMB 3.0 million, or 86.1%, as compared to the same period for 2008. The increase was mainly due to the decrease of capitalized expenditure of interest by RMB 6 million.

Income Tax Benefit / (Expense)

The effective tax rate was 17.7% and 14.0% in 2009 and 2008 respectively. The higer effective tax rate in 2009 was primarily due to the net loss for the period ended 2009, hence, no income tax was incurred only deferred tax benefit.

Fiscal year ended 2008 compared to fiscal year ended 2007

Revenue

Our revenue can be analyzed as follows (in thousands):

	December 31, 2007		December 31, 2008
	(RMB in thousands)	% of Total	(RMB in thousands)	% of Total
Printing film	83,453	18.6	56,607	12.7
Stamping film	94,366	21	139,571	31.2
Metallization film	30,668	6.8	45,148	10.1
Special film	169,961	37.8	107,404	24.0
Base film for other applications	70,925	15.8	98,526	22.0
	449,373	100	447,255	100

During the fiscal year ended December 31, 2008, our revenues were RMB 447.3 million, which is a decrease of,RMB 2.1 million, or 0.5%, as compared to the same period for 2007. In 2008, sales of special films were RMB 107.4 million and 24.0% of our total revenues as compared to RMB 170.0 million and 37.8% in 2007, which is a decrease of RMB 62.6 million, or 36.8%, as compared to the same period in 2007. The decrease, in the first three quarters of 2008, was largely attributable to the change in demand for luxurious packaging caused by the change in regulations in the packaging design of tobaccos, which require a large quantity of our laser holographic base film and matte film, as well as others. In addition, the global financial crisis, which began in the second half of 2008, has caused a further decline in the demand for specialty film.

Cost of Goods Sold

Our cost of goods sold was RMB376.9 million for the year ended December 31, 2008, which is an increase of RMB 27.4 million or 7.8%, as compared to the same period for 2007. The increase resulted from the increased sales quantity in 2008 by 3,508 tons, or 12.7%.

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

Our capital expenditures in 2009 have been primarily financed through short-term borrowings from financial institutions. The interest rates of short-term borrowings from financial institutions during the three year period from 2007 to 2009 ranged from 0% to 6.73%, and these borrowings may not be prepaid prior to maturity.

Since our inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of the Brückner and DMT production lines and our working capital needs. At December 31, 2009, we had borrowings of RMB 153.2 million including four different loan agreements with four financial institutions in the PRC. In June 2009, we signed an extension for our RMB10 million loan agreement, which will expire in June 2010. During 2008, we received interest-free loan of RMB 25 million from the Bank of Weifang entrusted by the Weifang City Hi & New Technology Project Industrial Development Fund. Each of the related loan agreements contains provisions regarding collateral, covenants prohibiting us from engaging in certain activities (including selling, mortgaging or otherwise disposing of or encumbering all or substantially all of our assets or before any merger, acquisition, spin-off, or other transaction resulting in a change in our corporate structure) without the lenders consent and acceleration (and setoff) provisions in the event of default in payment or failure to comply with such covenants. Because of appreciation in the exchange rate of RMB compared to the US dollars, the estimated total investment of our thick film project is US$40 million to US$ 45 million. As a result, we will need an additional US$20 million to US$25 million to complete this project. The management is currently seeking sources of financing in order to recommence this project soon.

We obtained new short-term loans on June 9, 2009 for RMB 140 million maturing on June 8, 2010.  The annual interest rate is up by 10% compared with the fixed benchmark interest rate of 5.31% announced by the People’s Bank of China. As of December 31, 2009, the interest rate in effect was 5.841%.

We entered into three interest free loan agreements with the Bank of Weifang for the amount of (i) RMB10 million, effective January 13, 2009, with a maturity date of January 12, 2010. On January 12, 2010, we obtain an extension for this loan for an additional two years, which will expire on January 12, 2012. (ii) RMB10 million effective January 16, 2009, with the maturity date of January 12, 2012; and (iii) RMB5 million effective December 2, 2008, with a maturity date of December 2, 2011. All of the above loans are interest-free loans.  These are industrial development fund loans administrated by the local government of Shandong Province, and made through the Bank of Weifang, to be provided to local high-and–new tech enterprises for the purpose of enhancing innovation and technical research and development and to support their development. The proceeds of these loans have been used for the construction of the trial production line and for research and development.

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$ 477,000 which is secured by a deposit of RMB3,259,000. The lending rate is 0.2% down by trading day’s LIBOR interest, which is 1.38375%, in order to reduce the currency translation cost of Shandong Fuwei.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd., for a term of eight-year effective as of October 19, 2009, which will expire on October 18, 2017.  From 2015 to 2016, we will make equal payments of RMB3.35 million per year and in 2017 we should repay the remaining RMB3.3 million. The annual interest rate is 5.346% which is up by 10% compared to the fixed benchmark of 5-year interest rate announced by the People’s Bank of China. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. with a guarantee expense of RMB 0.6 million for 8 years and is used for the Company's key projects.

We are of the opinion that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations, and our working capital. However, in order to be able to put the third production line into operation we still need US$20 to US$25 million.

A summary of our cash flows for 2007, 2008 and 2009 is as follows (in thousands):

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
	RMB	RMB	RMB	US$
Net cash generated from operating activities	82,856	80,027	9,929	1,453
Net cash used in investing activities	(246,787)	(76,750)	(7,599)	(1,112)
Net cash (used in)/generated from financing activities	(51,651)	(18,262)	8,415	1,233
Effect of foreign exchange rate change	(3,448)	(104)	236	44
Net increase/(decrease) in cash and cash equivalents	(219,030)	(15,086)	10,981	1,618
Cash as at the beginning of the year	249,939	30,909	15,823	2,308
Cash as at the end of the year	30,909	15,823	26,804	3,926

Operating Activities

Net cash from operating activities was RMB 9.9 million for the year ended December 31, 2009 as compared to RMB 80.0 million for the year ended December 31, 2008. The decrease was mainly due to the decline of net income and increased inventories.

Net cash from operating activities was RMB 80.0 million for the year ended December 31, 2008 as compared to RMB 82.9 million for the year ended December 31, 2007. The decrease was mainly due to the decline of net income which resulted from the financial crisis in the fourth quarter that caused the inventory cost to be higher than the sales price.

Net cash from operating activities was RMB 82.9 million for the year ended December 31, 2007. We implemented better controls over the collection of accounts receivable from customers and resulted in a smaller balance of accounts receivable as of December 31, 2007.  In addition, we had more inventories stored at the end of 2007.

Investing Activities

Net cash used in investing activities was RMB 7.6 million in 2009 which is mainly used in equipment purchase and payment for constructions.

Net cash used in investing activities was RMB 76.8 million in 2008 which is mainly used in rebuilding the equipment of the second production line, expenditures related to the third production line and the equipment for trial production line.

Net cash used in investing activities was RMB 246.8 million in 2007, which was mainly used for construction of the plant for the third production line and purchase equipment for the third production line as well as the expenditures related to the trial production line.

Financing Activities

Net cash generated from financing activities was RMB 8.4 million for the year ended December 31, 2009, which was mainly from bank loans.

Net cash generated from financing activities was RMB (18.3 million) for the year ended December 31, 2008, which was mainly used to repay short-term loans to banks and pay the interest.

Net cash generated from financing activities was RMB 51.7 million for the year ended December 31, 2007, which was mainly used to repay bank loans.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2007, 2008 and 2009, approximately75.5% and 86.9% and 88.9%, respectively, of our revenue was denominated in RMB and the remainder was in US dollars. The proportion of raw materials we procured within the PRC during 2007, 2008 and 2009 were 81.9%, 93.4% and 95.6%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2007, 2008 and 2009 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2007, 2008 and 2009 were as follows (in thousands):

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009
	RMB	RMB	RMB	US$
Buildings	-	-	-	-
Plant and equipment	1,685	50,553	7,924	1,161
Motor vehicles	184	466	-	-
Assets under construction	181,308	4,645	1,462	214
Others (computer and furniture fittings)	114	4,134	-	-
Total	183,291	59,798	9,386	1,375

The following table summarizes our contractual commitments as of December 31, 2009 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	149,430	149,430	-	-	-
Bank loans(ii)
Principal	178,179	153,179	15,000	-	10,000
Interest(iii)	8,552	8,552	-	-	-
Operating leases(iv)	120	120	-	-	-
Total	336,281	311,281	15,000	-	10,000

(i)	The purchase of equipment has been financed by the sale of our ordinary shares and in the future would be financed by bank borrowings and internally generated funds from operations.

(ii)
We had short-term bank loans of RMB 153.2 million at December 31, 2009 that are due at various times in 2010. We also have long-term loans for RMB 25 million. We renegotiated substantially all of our outstanding indebtedness resulting in approximately RMB 165.0 million of secured indebtedness of the total outstanding. Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.

(iii)	The interest expenses are estimated based on the interest rate of short-term borrowings adopted by People Bank of China on December 31, 2009 plus an estimated risk premium on borrowing.

(iv)
The operating leases mainly relate to our rental of warehouse. The term of these leases typically ranges from 1-3 years, and are renewable, subject to renegotiation of terms, upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 5.9% and 1.9% in 2007, 2008 and 2009 respectively.

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards are effective for us beginning in the first quarter of fiscal year 2010 and we are currently evaluating the impact that adoption will have on our consolidated financial statements.

In September 2009 the New FASB Accounting Standards Update 2009-08 issued in Earnings Per Share (amendments to Section 260-10-S99). This update includes technical corrections to Topic 260-10-S99 Earnings Per Share, based on EITF Topic D-53, “Computation of Earnings Per Share for a Period that includes redemption or an induced conversion of a portion of a class of preferred stock” and EITF Topic D-42, “The effect of the calculation of Earnings Per Share for the redemption or induced conversion of preferred stock.” The Company does not expect the implementation of this statement to have an impact on its results or financial position.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend. This standard is effective for interim and annual periods ending on or after December 15, 2009 and is to be applied on a retrospective basis. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements.

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

As of the date of this Annual Report, we have received four patents from, and have thirteen patent applications pending with, the Patent Office of the National Intellectual Property Office of China with respect to our BOPET film technology. Two of these applications are not being used in our production process as they require expensive imported raw materials and, most importantly, they have been replaced by the films used in LCD and electronic products in the market.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Our directors and executive officers and their present positions with us, as of April 20, 2010, are as follows:

Directors and Executive Officers

Name	Age	Position
Xiaoan He	48	Chairman and Chief Executive Officer

Xiuyong Zhang	40	Chief Financial Officer and Director

Tee Chuang Khoo	64	Independent Director

Changrong Ji	64	Independent Director

Yudong Huang (4)	45	Independent Director

Bo Xu (1)	47	Secretary

Zhibing Qian (2)	45	Senior Vice President and Secretary

Bin Sun (3)	55	President of Shandong Fuwei

Xiaoming Wang	50	Vice President (Production) of Shandong Fuwei

Hanyong Lee	54	Vice President (Research & Development) of Shandong Fuwei

(1) Mr.Xu resigned as the Secretary of Board of Directors on April 1, 2009.

(2) Mr. Qian was appointed as the Secretary of the Board of Director following the resignation of Mr. Xu.

(3) The term of Mr. Sun’s service agreement ended on April, 2009.  Mr. Xiaoan He assumed Mr. Sun’s position as President of Shandong Fuwei and took over Mr. Sun’s responsibility for the general management of the Company’s operation from that time, in addition to keeping his current responsibility as our Chairman and Chief Executive Officer.

(4) Mr. Yudong Huang resigned as an Independent director of the Company on Novermber 30, 2009.

Information about Directors and Officers

Set forth below is certain information with respect to each director and officer as of December 31, 2009:

Xiaoan He has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has more than ten years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us in June 2004, Mr. He was the General Manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the Vice General Manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the Vice General Manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983.

Xiuyong Zhang has been a director of our Company since November 2007. He began serving as our Chief Financial Officer on April 11, 2008. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He is responsible for the day-to-day management of our investment, financing, accounting and auditing matters in the Company and financing, financial and taxation matters for its subsidiary. Prior to join us as a director of the Company. Mr. Zhang has also been the director of Shandong Fuwei since July 2004, and the Vice President since January 2005. Mr. Zhang was the Vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. Mr. Zhang was jointly certified as a Public Valuer by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Professional Certification in Law from China University of Political Science and Law and China Central Radio and TV University in 2005. He received the Certification of Financial Accounting from the Shandong Television University in 1996.

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

Zhibing Qian has been the Senior Vice President of the Company since April 2007. From 2003 to March 2007, he was the General Manager of Beijing Capital Jindian Technology Limited. From 2000 to 2003, Mr. Qian was appointed as the General Manger of Beijing Zhongguancun International Incubator Limited, comprehensively responsible for the company’s set up and operations. Mr. Qian also worked at senior management level at other state-owned and joint venture companies in China. Mr. Qian received his Doctor’s and Master’s degrees from University of Idaho in 1995 and 1993, respectively.

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

Hanyong Lee has been Vice President of Research and Development of Shandong Fuwei since January 8, 2008. He has more than 22 years of experience in the BOPET film industry, especially in the aspects of development and management. He worked for 18 years at SKC Co., Ltd., a world-famous BOPET supplier. From 2002 to 2007, Mr. Lee was Vice President of i-components and Polystar International in South Korea. From 1987 to 1997, he was mainly responsible for the management of the R&D team, including the development of the BOPET film technology, the refinement of the manufacturing process and the production in general at SKC in Korea. At SKC from 1998 to 2000, he worked in the American Branch of SKC where he was responsible for evaluating the technology, monitoring the production growth and managing a professional staff. In 1987 Mr. Lee received Master’s degree from the University of Connecticut.

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

Under the Nasdaq Marketplace Rule 4350(c)(5), a “Controlled Company” is exempt from the requirements to have a majority of independent directors. A “Controlled Company” is a company of which more than 50% of the voting power is held by an individual, a group or another company. Currently, as of the date of this Annual Report, Apex Glory Holding Limited holds 53% of our outstanding ordinary shares of the Company. As a result, Fuwei is considered to be a Controlled Company and relied upon the exemption from December 25, 2007 until March 31, 2009.

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo, and Changrong Ji. Mr. Yudong Huang declined to stand for re-election at the Company’s annual shareholder meeting and resigned from his position as a director of the Company, effective November 30, 2009 and as a result, ceased to serve as a member of our Audit Committee. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The Aaudit Committee is responsible for, among other things:

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

Compensation Committee

Our Compensation Committee currently consists of Tee Chuang Khoo and Changrong Ji. Yudong Huang declined to stand for re-election at the Company’s annual shareholder meeting and resigned from his position as a director of the Company, effective November 30, 2009 and as a result, ceased to serve as a member of our Compensation Committee.  The Compensation Committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consist of Changrong Ji. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 9 persons for the year ended December 31, 2009 was approximately RMB2.5 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Employment and Service Agreements

Executive Officers

We have entered into an Employment Agreement, dated as of April 27, 2005, with Mr. Xiaoan He for the position of Chief Executive Officer for a three year period, effective December 25, 2006. On December 26, 2009, we extended the agreement with Mr. He for three years to December 25, 2012. Under this Employment Agreement, Mr. He’s annual basic salary is RMB 500,000 and is eligible for a discretionary bonus. Each of our other current executive officers, Messrs. Zhibing Qian, Xiaoming Wang, and Hanyong Lee, have also entered into service agreements (the “Service Agreements” and each a “Service Agreement”) with us. The term of service for the executive officers is for an initial period of 3 years commencing January 1, 2009 in the case of Mr. Wang, is for an initial period of two years, commencing April 2, 2007 in the case of Mr. Qian, the Company renewed his Service Agreement on April, 2010 for one more year, and is for an initial period of three years, commencing January 8, 2008, in the case of Mr. Lee. We may only terminate the Service Agreement prior to the expiration of the initial period (except by mutual agreement and except as provided in the Service Agreement) upon the occurrence of certain events including, without limitation, for cause, disability or personal bankruptcy. The term of service of each of our executive officers will be renewed for successive periods of one year each after the expiration of the initial period. The Service Agreement may be terminated by not less than three months notice in writing served by either party to the Service Agreements. We have the option to pay the executive officer salary in lieu of any required period of notice of termination. Under the terms of their respective Service Agreements, Messrs. Zhibing Qian, Xiaoming Wang, and Hanyong Lee are jointly entitled to an annual basic salary of RMB 1.3 million. Their annual salaries may be revised at the discretion of the Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements. The term of service agreement for Mr. Bin Sun, former President of Shandong Fuwei, ended on April 2009. Mr. Bo Xu, the former Secretary of the Board of Directors, resigned from his position on April 1, 2009 and Mr. Qian took his position.  Pursuant to Mr. Sun and Mr. Xu’s service agreements, they were not entitled to any severance benefits upon termination of their employment with the Company.

We have entered into a service agreement with Mr. Xiuyong Zhang our Chief Financial Officer. (the “Service Agreements” and each a “Service Agreement”) The first term of his Service Agreement began from March 1, 2006 to March 1, 2009. After expiration of his Service Agreement, we extended his term for another three years from Marhc 1, 2009 to March 1, 2012. Pursunat to his Service Agreement Mr. Zhang is entitled to an annual base salary of RMB 300,000. After the initial period, Mr. Zhang can terminate his Service Agreement upon three months prior written notice or by paying the Company a sum equal to three months salary in lieu of such notice. The Service Agreement may also be terminated by either party without prior notice or payment pursuant to the applicable provisions of the China Labor Law.

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

C. Board practices.

Our Articles provide that our board of director will consist of not less than two directors. Each director must retire from office at least once every three years, but a director who is appointed by the board mustretire at our next annual general meeting of the shareholders following his or her appointment. The chairman of the board is not subject to retirement by rotation or taken into account in determining the number of directors to retire in each year.  A retiring director is eligible for re-election.

D. Employees.

As of December 31, 2009 , our total staff consisted of 247 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 20, 2010, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 13,062,500 ordinary shares outstanding as of April 20, 2010.

Shares Beneficially Owned
	Number	Percent
Executive Officers and Directors:
	—	—
Xiaoan He	—	—
Xiuyong Zhang	—	—
Tee Chuang Khoo	—	—
Changrong Ji	—	—
Yudong Huang (3)	—	—
Bo Xu	—	—
Zhibing Qian	—	—
Bin Sun	—	—
Xiaoming Wang	—	—
Hanyong Lee	—	—
All directors and executive officers as a group ( 8 persons)	—	—
5% Shareholders:
Apex Glory Holdings Limited (1)	6,912,503	52.9%
Easebright Investments Limited (2)	1,637,497	12.5%

(1)Apex Glory Holdings Limited is a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation. Mr. Jun Yin is the sole shareholder of Eastfaith Holdings Limited.

(2)Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each indirectly own 50% of Goodsuccess Enterprises Ltd.

(3)Mr. Yudong Huang resigned on Novermber 30, 2009.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2007 and ending March 31, 2010.

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

The transactions and balances with related parties are analyzed as follows:

 (a) Transactions with related parties

During the years ended 2007, 2008 and 2009, we paid approximately RMB143,047,  RMB182,625 and RMB 136,820 (US$20,041) , respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

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

Legal Proceedings

DMT Arbitration

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”) in which DMT sought monetary damages against Shandong Neo-Luck of approximately US $1,250,000 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Company should not be a party to the proceeding, the arbitration should proceed with Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

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

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. As of December 31, 2009, Shandong Fuwei has paid US$135,000 and still US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in Renminbi by delivery of a bank draft to DMT. In late April, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 will be paid in installments by the end of December 2008. As of December 31,2009, Neoluck Group has paid US$ 320,000 and still has US$130,000 outstanding to DMT.

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

On January 18, 2010 we were advised by the Secretary of The International Court of Arbitration of International Chamber of Commerce (ICC), that the arbitration was withdrawn due to DMT’s failure to pay the balance of the advance on costs. However, such withdrawal shall not prevent DMT from reintroducing the same claims at a later date in another proceeding.

HKG Arbitration

At December 31, 2007, Hampden Kent Group LLC had threatened the Company with an arbitration, seeking a penalty fee in the amount of US$ 3.8 million relating to services allegedly performed by HKG in attempting to provide financing to Fuwei pursuant to an August 19, 2006 letter agreement (the "Letter Agreement") between the parties.  Pursuant to the Letter Agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claimant, in this case, HKG.

 In December 2007, HKG filed a demand for arbitration with the International Centre for Dispute Resolution of the AAA (“AAA/ICDR”). On January 28, 2008, the AAA/ICDR informed us that an arbitration process would commence in accordance with its rules.  On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim.

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim. The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses. The Company also asserted a counterclaim against HKG for breach of the Letter Agreement, seeking to recover in excess of US$0.3 million in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company had agreed to attempt to resolve this dispute through mediation. A neutral mediator was appointed by the AAA/ICDR. On April 24, 2008, HKG unilaterally cancelled the mediation and sought to proceed with the arbitration. A panel of three arbitrators (the “Panel”) was appointed, and a hearing on the parties’ respective claims was scheduled to commence on September 22, 2008.

By orders dated September 9 and 15, 2008, the Panel suspended the hearing pending receipt of a full deposit of the arbitrators’ fees.  On November 7, 2008, the Panel advised that if payment of the outstanding fees was not remitted on or before February 6, 2009, the case would be terminated for nonpayment on that date.  That deadline was twice extended. By order dated February 23, 2009, the Panel directed that if payment of the full deposit was not remitted to the ICDR on or before March 23, 2009, the case would be terminated.

On March 27, 2009, the Panel issued an order terminating the arbitration proceeding for nonpayment of the deposits due in accordance with Sections R-52 and R-54 of the Commercial Arbitration Rules of the American Arbitration Association. As of March 27, 2009, the arbitration was dismissed and the Company was not required to make any payment to HKG.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all purchasers of the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all purchasers of the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO on December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters and certain of its executives (collectively, the “defendants”) violated Sections 11, 12(2), and 15 of the Securities Act of 1933. The complaint also alleged that the defendants misrepresented or omitted material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court also appointed Nijat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint  (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters — Maxim Group LLC, WR Hambrecht + Co.,and Chardan Capital Markets, LLC (collectively, the “Underwriter Defendants”).  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, moved to dismiss the claims asserted against them.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Zhou, and Wang were served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou.  Plaintiffs requested that the Court take judicial notice of Fuwei’s March 10, 2009 Press Release (as filed with the Company’s March 13, 2009 Form 6-K) in adjudicating the pending motions to dismiss.

The Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.   The Underwriter Defendants separately moved to dismiss the Amended Complaint. By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part.  At this preliminary stage of the litigation, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei’s alleged failure to disclose the DMT arbitration proceeding.  The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs’ remaining claims.  However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which sets deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery is proceeding.

The Company and plaintiffs engaged in a mediation on March 26, 2010. The case was not settled at the mediation.

The Company’s management continues to believe that the plaintiffs’ allegations are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard. However, the Company's management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter. As of March 31, 2010, the Company has not accrued any liability in connection with this litigation except for the defense expenses.

Other significant events

B. Significant Changes.

Not Applicable

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 per share. As of March 31, 2010, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31,2007	$17.14	$2.12
December 31,2008	$6.19	$0.70
December 31,2009	$2.07	$0.34

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low

March 31,2008	$6.19	$2.52
June 30, 2008	$3.69	$2.27
September 30, 2008	$2.58	$1.21
December 31,2008	$1.41	$0.70
March 31,2009	$0.99	$0.34
June 30, 2009	$2.07	$0.65
September 30, 2009	$1.55	$1.10
December 31,2009	$1.93	$1.00

For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares
(Month Ended)	High	Low
October 31, 2009	$1.25	$1.00
November 30, 2009	$1.45	$1.05
December 31, 2009	$1.93	$1.16
January 30, 2010	$1.32	$1.03
February 28, 2010	$1.14	$0.86
March 31, 2010	$1.25	$1.02

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

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised)of the Cayman Islands, or the Companies Law. We have filed copies of our complete Memorandum and Articles of Association as exhibits to our Annual Report on Form 20-F for the year ended 2006 filed with the SEC on April 2, 2007.

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

•
an act which constitutes a fraud against the minority shareholder and the wrongdoers are themselves in control of us; and an irregularity in the passing of a resolution which requires a qualified (or special) majority.

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

Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Law and the rules of the NASDAQ Global Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional ordinary shares from time to time as our board of directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of t

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

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

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “FFHL”.

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

Duties and Director s

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

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders.  For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation.  The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

C. Material Contracts.

We also entered into two Loan Contracts with the Bank of Communication for the amount of (i) RMB 70 million, effective June 9, 2009, with a maturity date of June 8, 2010, and (ii) RMB 70 million effective June 9, 2009, with a maturity date of June 8, 2010,  The proceeds of these two loans are being used for acquisition capital and working capital turnover.  In addition, we entered into three interest free Loan Contracts with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB 10 million effective January 16, 2009, with a maturity date of January 12, 2010, which was  extended for an additional two years from Januray 13, 2010 to January 2012 after it expired on January 12; (ii) RMB 10 million effective January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB 5 million effective December 2, 2008, with a maturity date of December 2, 2011. The proceeds of these three loans have been used for construction the trial production line and research and development of special BOPET films.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd., for a term of eight-year effective October 19, 2009, which will expire on October 18, 2017.  From 2015 to 2016, we will make equal payments of RMB3.35 million per year and in 2017. We should repay the remaining RMB3.3 million. The annual interest rate is 5.346% which is up by 10% compared the fixed benchmark 5-year interest rate announced by the People’s Bank of China. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's key projects.

D. Exchange controls.

Chinese government imposes control over the convertibility of Rmb into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for Rmb, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

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

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	government or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	persons that actually or constructively own 10% or more of our voting shares;

•	certain expatriates or former long-term residents of the United States;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

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

U.S. Holders

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend distribution paid on our ordinary shares.  A distribution of our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will constitute foreign source passive income for foreign tax credit purposes. Such dividend also will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares. We do not expect, however, to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. As a result, the entire amount of any distribution paid by us to a U.S. Holder generally will be treated as a dividend.

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

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to a reduced rate of PRC taxes under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

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

If PRC taxes apply to any gain from the disposition of our ordinary shares by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax their eligibility for the benefits of the income tax treaty between the United States and the PRC.

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

If we are a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, the U.S. Holder that did not make either timely qualified electing fund (“QEF”) election for the first taxable year of its holding period or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder you realize on the sale or other disposition (including a pledge)of its ordinary shares,

•
any “ excess distribution ” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder  in respect of the ordinary shares during the three preceding taxable years or, if shorter, such holder’s holding period for the ordinary shares).

•	Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over its holding period for the ordinary shares,

•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income,

•
the amount allocated to other taxable years each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder (and cannot be offset by any net operating losses for such years), and

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

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

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

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S federal income tax purposes will apply to distributions made on the shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales or other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from such sales and other dispositions our ordinary shares by a non-corporate U.S. Holder, in such case who:

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

On April 22, 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise — and thus subject to Enterprise Income Tax of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations are located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China.

Although Tax Residency Notice applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals, the determining criteria set forth in Tax Residency Notice may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the Enterprise Income Tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% Enterprise Income Tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

F. Dividends and paying agents.

Not Applicable.

G. Statement by experts.

Not Applicable.

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

We conduct substantially most of our operations through Shandong Fuwei, and its financial performance and position are measured in terms of Renminbi. Any appreciation of the Renminbi against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of United States dollar. Our solutions are primarily procured, sold and delivered in China for Renminbi. The majority of our revenues are denominated in Renminbi. Should the Renminbi appreciate against United States dollar, such appreciation could have a material adverse effect on our profits and the foreign currency equivalent of such profits repatriated by the Chinese entities to us.

Interest rate risk

We are exposed to interest rate risk arising from having short-term variable rate borrowings from time to time. Our future interest expense would fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.5%, 4.8% and 1.9% in 2007, 2008 and 2009 respectively.

Credit and liquidity risks

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. All credit terms are approved by our finance department, in consultation with our sales department. For extension of larger credit limits, approvals have to be sought from our credit committee which is made up of members from our finance department, sales department and the CFO. Our finance department and sales department review our outstanding debtor balances on a monthly basis and follow up with customers when payments are due. We believe that there would not material impact risk to our operations in our credit and liquidity risk from sales and customers and other relevant market risks.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We completed our initial public offering of 4,312,500 ordinary shares on December 22, 2006. The shares sold in the initial public offering, or IPO, were registered on a Registration Statement on Form F-1 (file number: 333-138948) declared effective on December 18, 2006. Maxim Group LLC was the sole book running manager for the offering of our ordinary shares. After the payment of underwriting fees, proceeds from the initial public offering were $33,207,975, of which $3,269,846 were used to pay legal, accounting and professional fees and other related printing and filing fees. The net proceeds were used up by the year ended December 31, 2008.

The total uses of the net proceeds during the two fiscal periods from 2007 to 2008 are as follows:
	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds
Net proceeds from IPO	$29,938,129	100.0%
Investment in new production line equipment	16,140,417	53.91
Buildings and property for new production line	8,997,711	30.05
Sales and marketing	300,000	1.0
General corporate purpose, including working capital	4,500,000	15.3

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were effective.

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has nominated Tee Chuang Khoo,Changrong Ji and Yudong Huang as members of the Audit Committee, all of whom are “independent” under the rules of Nasdaq Marketplace Rule 4200(a)(15).  Mr. Yudong Huang resigned as an Independent director of the Company on November 30, 2009. In addition, Tee Chuang Khoo qualifies as an audit committee as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Code of Ethics for the members of our Board of Directors and Officers was approved by our Board of Directors on March 27, 2007.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with review and audit fee for 2008 and 2009 was US$132,500 and US$ 137,500, respectively.  The fee for third quarter review and audit of our annual financial statements for the fiscal year ended December 31, 2007 amounted to US$115,000. The audit fees paid to Murrell, Hall, Mcintosh & Co PLLP ("MHM"), our prior independent registered public accounting firm, in connection with the first and second quarter review in 2007 was US$30,000. The audit fees paid to KPMG in 2007, our prior independent registered public accounting firm, in connection with the re-issuance of audit report on our annual financial statements for the fiscal years ended December 31, 2005 and 2006 was HK$ 250,000.

Audit-Related Fees

The audit related fee of Kabani including enpenses for reply to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2007, 2008 and 2009 amounted to US$848 and US$ 1,380, and US$9,179 respectively.The audit-related fee of MHM including out-of-pocket expenses, such as traveling and lodging, amounted to US$7,684 for the fiscal year ended December 31, 2007.

All Other Fees

Not Applicable.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

MHM was our independent auditor from April 1, 2007 to November 1, 2007. Our current independent registered public accounting firm, Kabani, is responsible for the annual audit of financial statements for the years ended December 31, 2007, 2008 and 2009.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2008 and 2009

Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2007, 2008 and 2009

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2007, 2008 and 2009

Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2008 and 2009

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:
No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. **

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. ***

4.1	Form of Underwriting Agreement. *

4.2	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.3	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 **

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 **

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He**

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He **

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang **

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang **

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brükner dated as of June 2005**

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 **

4.12	Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated January 20, 2007****

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated February 2, 2007****

4.14	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communication, dated July 16, 2008 ****

4.15	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated July 18, 2008****

4.16	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated December 2, 2008 ****

4.17	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 13, 2009 ****

4.18	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 16, 2009 ****

4.19	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communication, dated June 9, 2009*****

4.20	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communication, dated June 9, 2009*****

4.21	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 *****

4.22	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Weifang, dated January 13, 2010 *****

8.1	List of the company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. ***

11.1	Code of Ethics for CEO and Senior Financial Officers. ***

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *****

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *****

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. ****

*	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

**	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

***	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

****	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on March 30, 2009.

*****	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign   this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: April 21, 2010

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2009 , 2008 and 2007, all expressed in Chinese Yuan (RMB), and US Dollar (USD) expressed only for the year ended December 31, 2009 .  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss) and cash flows for the years ended December 31, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of the Chinese Yuan amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of China.

As indicated in Note 24, the company is named as a defendant in a class action lawsuit.

/s/ Kabani & Company, Inc.
Certified Public Accountants
Los Angeles, California

April 21, 2010

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2008and 2009
(amounts in thousands, except share and per share data)

		2008	2009
	Notes	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		15,823	26,804	3,926
Restricted cash		10,411	12,541	1,837
Accounts receivable, net	4	38,579	28,785	4,216
Inventories,net	5	30,589	45,039	6,597
Advance to suppliers	6	6,846	3,956	579
Prepayments and other receivables	6	1,857	957	140
Deferred tax assets - current		457	1,198	175
Total current assets		104,562	119,282	17,470

Plant, properties and equipment, net	7	259,235	318,600	46,668
Construction in progress	7	319,408	237,118	34,732
Lease prepayments, net	8	22,507	21,548	3,156
Advanced to suppliers - long term		4,308	2,367	347
Goodwill	10	10,276	10,276	1,505
Deposit		17,613	21,000	3,076
Deferred tax assets - non current	19	1,995	5,318	779

Total assets		739,904	735,509	107,733
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans	12	164,764	153,179	22,435
Accounts payables		23,301	25,898	3,794
Advance from customers		8,781	12,608	1,847
Accrued expenses and other payables	13	7,460	6,981	1,023
		204,305	198,666	29,099

Long-term loans	12	5,000	25,000	3,662

Total liabilities		209,305	223,666	32,761

Commitments and contingencies	24

Equity
Shareholders’ equity	14
Common Stock (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding as of December 31, 2008 and 2009, respectively)		13,323	13,323	1,952
Additional paid-in capital		311,907	311,907	45,687
Statutory reserve		29,338	29,338	4,297
Retained earnings		174,970	156,006	22,851
Accumulated other comprehensive income		1,061	993	145
Total shareholders’ equity		530,599	511,567	74,932
Non-controlling interest		-	276	40
Total equity		530,599	511,843	74,972
Total liabilities and equity		739,904	735,509	107,733

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)
For the years ended December 31, 2007, 2008 and 2009
(amounts in thousands, except share and per share data)

		2007	2008	2009
	Notes	RMB	RMB	RMB	US$

Revenues, net	15	449,373	447,255	320,731	46,980
Cost of goods sold	16,17	(349,531)	(376,923)	(296,118)	(43,375)

Gross profit		99,842	70,332	24,612	3,605

Operating expenses
- Distribution expenses	16,17	(15,061)	(15,604)	(15,227)	(2,230)
- Administrative expenses	16	(20,515)	(30,124)	(25,932)	(3,798)

Total operating expenses		(35,576)	(45,728)	(41,159)	(6,028)

Operating income/(loss)		64,266	24,604	(16,547)	(2,423)

Other income/(expense)
- Interest income		589	688	154	23
- Interest expense	18	(13,233)	(3,995)	(6,540)	(958)
- Others income / (expense), net		319	(174)	(92)	(13)

Total other income/(expense)		(12,325)	(3,481)	(6,478)	(948)

Income before income tax benefit/(expense)		51,941	21,123	(23,024)	(3,371)

Income tax benefit/(expense)	19	(4,681)	(2,966)	4,0 64	595

Net income/(loss)		47,260	18,157	(18,960)	(2,776)

Non-controlling interest		-	-	3	-

Net income/(loss) attributable to the Company		47,260	18,157	(18,963)	(2,77 6)

Other comprehensive income/(loss)
- Foreign currency translation adjustments		(637)	(87)	(68)	(10)

Comprehensive income/(loss)		46,623	18,070	(19,032)	(2,786)

Earnings (loss) per share, Basic and diluted	24	3.62	1.39	(1.45)	(0.21)

Weighted average number ordinary shares, Basic and diluted	24	13,062,500	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2007, 2008 and 2009
(amounts in thousands, except share data)

	Ordinary Shares		Additional	Accumulated other		Total
	Number of shares	Amount	paid-in capital	comprehensive income	Retained earnings	shareholders' equity
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2006	13,062,500	13,323	311,907	1,785	138,892	465,907

Net income	-	-	-	-	47,260	47,260

Foreign currency translation adjustment	-	-	-	(637)	-	(637)

Balance as of December 31, 2007	13,062,500	13,323	311,907	1,148	186,152	512,530

Net income	-	-	-	-	18,157	18,157

Foreign currency translation adjustment	-	-	-	(87)	-	(87)

Balance as of December 31, 2008	13,062,500	13,323	311,907	1,061	204,309	530,599

Net loss	-	-	-	-	(18,963)	(18,963)

Foreign currency translation adjustment	-	-	-	(68)	-	(68)

Balance as of December 31, 2009 _ RMB	13,062,500	13,323	311,907	993	185,346	511,567
Balance as of December 31, 2009 _ US$	13,062,500	1,952	45,687	145	27,148	74,932

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2008 and 2009
(amounts in thousands)

	2007	2008	2009
	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income/(loss)	47,260	18,157	(18,960)	(2,776)
Adjustments to reconcile net income /(loss) to net cash
provided by operating activities
- Depreciation of property, plant and equipment	23,217	25,168	35,464	5,195
- Amortization of intangible assets	73	490	889	130
- Lease prepayments charged to expense	741	-	-	-
- Deferred income taxes	152	(1,748)	(4,064)	(595)
- Bad debt expense/(recovery)	1,772	4,818	697	102
- Inventory provision	-	-	4,242	621
Changes in operating assets and liabilities
- Accounts receivable	17,335	18,186	11,609	1,700
- Inventories	(19,659)	11,080	(18,693)	(2,742)
- Advance to suppliers	-	2,384	4,831	708
- Prepaid expenses and other current assets	6,698	89	(4,929)	(722)
- Accounts payable	6,824	3,691	(4,475)	(655)
- Accrued expenses and other payables	(1,557)	(284)	1,902	279
- Advance from customers	-	(2,176)	3,827	561
- Tax payable	-	172	(2,411)	(353)

Net cash provided by operating activities	82,856	80,027	9,929	1,453

Cash flow from investing activities
Purchases of property, plant and equipment	(590)	(56,093)	(87,758)	(12,847)
Restricted cash related to trade finance	(61,598)	54,498	(2,130)	(312)
Addition to construction in progress	(184,600)	(54,155)	82,290	12,054
Deposits for purchase	-	(21,000)	-	-

Net cash used in investing activities	(246,787)	(76,750)	(7,599)	(1,112)

Cash flow from financing activities
Principal payments of short-term bank loans	(51,650)	(23,262)	(11,585)	(1,697)
Proceeds from short-term bank loans	-	5,000	20,000	2,930

Net cash used in/(provided) by financing activities	(51,650)	(18,262)	8,415	1,233

Effect of foreign exchange rate changes	(3,448)	(104)	236	44
Net increase (decrease) in cash and cash equivalent	(219,029)	(15,086)	10,981	1,618

Cash and cash equivalent
At beginning of the year	249,939	30,909	15,823	2,308
At end of the year	30,909	15,823	26,804	3,926
SUPPLEMENTARY DISCLOSURE:
Interest paid	12,921	11,705	8,399	1,230
Income tax paid	-	2,966	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
During the year ended December 31, 2009, the Company acquired equipment by incurring accounts payable in the amount of:	-	-	7,071	1,035

FUWEI FILMS (HOLDINGS) CO., LTD.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(amounts in thousands, except per share data)

(1) Principal Activities and Reorganization

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd.

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

Through its intermediate holding company, Fuwei (BVI), the Company acquired a 100% ownership interest in Shandong Fuwei on October 27, 2004 for a purchase price of RMB91,093. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) effective October 27, 2004. On December 25, 2004, Shandong Fuwei acquired additional production-related assets through public auction that were formerly owned by Shandong Neo-Luck for RMB119,280. Shandong Fuwei was converted into a wholly-foreign owned enterprise in the PRC on January 5, 2005, with a registered capital of US$11,000 which increased to US$42,700 on December 31, 2006.

On December 18, 2006, the Company was successfully listed on the NASDAQ Global Market and offered 3,750,000 ordinary shares, at an IPO price of US$8.28 per ordinary share. On December 18, 2006, an additional 562,500 ordinary shares were sold at the IPO price of US$8.28 per ordinary share pursuant to the underwriter’s exercise of its over-allotment option.

In connection with the IPO of the Company, net proceeds, after deduction of the related expenses, with aggregate amount of RMB235,867 (US$29,984) were received.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd..  Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. As of December 31, 2009 the sale revenue of the Fuwei Films USA, LLC was $450.

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

(3) Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Foreign Currency Transactions

The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Fuwei US company, the wholly owned subsidaries of the company, their financial records are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

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

The financial statements are stated in Chinese yuan (“RMB”), the currency of the country in which the Company is incorporated and operates. For the convenience of the readers, the 2009 RMB amounts included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.8270, being the noon buy rate for U.S. dollars in effect on December 31, 2009 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2009, or at any other date.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

(c) Cash and Restricted Cash

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash in banks and highly liquid investments with original maturities of 90 days or less.

Restricted cash

As of December 31, 2008 and 2009, there were restricted cash of RMB10,411 and RMB12,541 (US$1,837), respectively, as the balance held by bank as deposit for letters of credit.

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

(e) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using Moving Weighted Average Method basis method. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

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

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the year ended December 31, 2007, 2008 and 2009 was RMB23,217, RMB25,168 and RMB 35,464 (US$5,195) respectively, of which 93%, 97% and 88% were recorded in cost of goods sold and 7%, 3% and 12% was recorded in administrative expenses, respectively.

Construction in progress represented capital expenditure in respect of the BOPET productions line. No depreciation is provided in respect of construction in progress.

(g) Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the accompanying balance sheets.

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

(i) Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired.  Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist.  Impairment testing is performed at a reporting unit level.  An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis.  A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce.  Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

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

(l) Government Grants

Government grants are recognized in the consolidated balance sheets initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations and comprehensive income (loss) in the same period in which the related expenses are incurred.

(m) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to, RMB420, RMB737 and RMB 269(US$39) for the year ended December 31, 2007, 2008 and 2009 and such costs were recorded in administrative expenses.

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

All the stock options granted during the year ended December 31, 2006, were outstanding as of December 31, 2009, with a weighted-average remaining contractual term of 5 years. The grant-date fair value of options granted during the year ended December 31, 2006 is RMB5,643(US$827). The forfeiture rate as of December 31, 2009 is 0%.

The Company recognized share-based compensation expenses of RMB5,643 for the year ended December 31, 2006, as listing expense deducted from IPO proceeds and recorded in additional paid-in capital. As of December 31, 2009, there was no unrecognized compensation costs related to unvested stock options.

(q) Earnings per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan. There were no diluted potential ordinary shares as of December 31, 2007, 2008 and 2009.

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

(s) Segment Reporting

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of BOPET film and operating results of Shandong Fuwei, the operating subsidiary in the PRC. As such, the Group has determined that the Group has a single operating segment as defined by ASC 280, Disclosures about Segments of an Enterprise and Related Information.

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

(u) Recently Issued Accounting Standards

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards are effective for us beginning in the first quarter of fiscal year 2010 and we are currently evaluating the impact that adoption will have on our consolidated financial statements.

In September 2009 the New FASB Accounting Standards Update 2009-08 issued in Earnings Per Share (amendments to Section 260-10-S99). This update includes technical corrections to Topic 260-10-S99 Earnings Per Share, based on EITF Topic D-53, “Computation of Earnings Per Share for a Period that includes redemption or an induced conversion of a portion of a class of preferred stock” and EITF Topic D-42, “The effect of the calculation of Earnings Per Share for the redemption or induced conversion of preferred stock.” The Company does not expect the implementation of this statement to have an impact on its results or financial position.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend. This standard is effective for interim and annual periods ending on or after December 15, 2009 and is to be applied on a retrospective basis. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements.

(v) Reclassifications

Certain amounts in the 2008 financial statements may have been reclassified to conform to the 2009 presentation. These reclassifications had on effect on previously reported results of operations or retained earnings.

(4) Accounts Receivable, net

Accounts receivable at December 31, 2008 and 2009consist of the following:

	December 31, 2008	December 31, 2009
	RMB	RMB	US$
Accounts receivable	41,245	22,289	3,265
Less: Allowance for doubtful accounts	(4,074)	(2, 259)	(331)
	37,171	20,030	2,934
Bills receivable	1,408	8,755	1,282

	38,579	28,785	4,216

An analysis of the allowance for doubtful accounts for 2007, 2008 and 2009 is as follows:

	2007	2008	2009
	RMB	RMB	RMB	US$

Balance at beginning of year	872	2,644	4,074	597
Bad debt expense/(recovery)	1,772	1,430	(1,713)	(251)
Write-offs	-	-	(102)	(15)

Balance at end of year	2,644	4,074	2,259	331

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

 (5) Inventories, net

Inventories at December 31, 2008 and 2009 consist of the following:

	December 31, 2008	December 31, 2009
	RMB	RMB	US$
Raw materials	11,239	28,756	4,212
Work-in-progress	1,527	2,274	333
Finished goods	17,285	17,617	2,580
Consumables and spare parts	539	633	93
Inventory impairment	-	(4,242)	(621)

	30,589	45,039	6,597

In 2009 the provisions for impairment of inventoroes was RMB 4,242 among which spare parts is amounte d to RMB3,377 and RMB 865 for finished goods inventories.

 (6) Advances to Suppliers, Prepayments and Other Receivables

Prepayments and other receivables at December 31, 2008 and 2009 consist of the following:
	2008	2009
	RMB	RMB	US$
Purchase deposits of raw materials	6,846	3,956	579
Purchase deposits of Equipment	4,308	2,367	347
Prepayments (Note A)	741	741	109
Other receivables	1,116	216	32
	13,011	7,280	1,067

Note A: Prepayments at December 31, 2008 and 2009 include an amount of RMB741 and RMB741 (US$109), respectively, representing the current portion of lease prepayments of the Group (see Note 8).

An analysis of the allowance for doubtful accounts for 2007, 2008 and 2009 is as follows:
	2007	2008	2009
	RMB	RMB	RMB	US$

Balance at beginning of year	-	136	3,523	516
Bad debt expense/(recovery)	136	3,387	2,512	368
Write-offs	-	-	-	-

Balance at end of year	136	3,523	6,035	884

 (7) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31, 2008	December 31, 2009
	RMB	RMB	US$

Buildings	34,807	43,273	6,339
Plant and equipment	330,106	416,143	60,955
Computer equipment	1,387	1,421	208
Furniture and fixtures	5,799	5,929	868
Motor vehicles	1,739	1,739	255
	373,838	468,505	68,625
Less: accumulated depreciation	(114,604)	(149,905)	(21,958)
	259,235	318,600	46,668

All of the Group’s buildings are located in the PRC. As of December 31, 2008 and 2009, property, plant and equipment with carrying value totaling RMB326,243  and RMB330,864 (US$48,464) respectively were pledged to banks as collateral for short-term bank loans of RMB142,580 and RMB140,000 （ US$20,507 ） and long-term bank loans of RMB 5,000 and RMB 25,000 (US$ 3,662) respectively (see Note 12).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Interest expense capitalized during the year ended December 31, 2007, 2008 and 2009 was RMB170 and RMB7,710 and RMB 0 respectively (see Note 18).

(8) Lease Prepayments

The balance represents the land use rights of the Group as follows:

	2008	2009
	RMB	RMB	US$
Non-current portion	22,507	21,548	3,156
Current portion - amount charged to expense next year	741	741	109
	23,248	22,289	3,265

As of December 31, 2008 and 2009, prepaid land use rights were partly pledged to banks as collateral for short-term bank loans of RMB26,880 (US$3,937) (Note 13).

Land user amortization for the year ended December 31, 2007, 2008 and 2009 were all RMB741 (US$109), respectively.

As of December 31, 2009, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB21,983(US$3,220). The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(9) Intangible Asset, net

Intangible asset represents the trademark of “Neo-luck” acquired by Shandong Fuwei from Shandong Neo-Luck on July 20, 2003. Amortization expense is recognized on a straight-line basis over the estimated useful life of 5 years. Amortization of intangible asset was RMB73, RMB72 and RMB 0 for the year ended December 31, 2007, 2008 and 2009, respectively.

(10) Goodwill

Goodwill of RMB10,276 (US$1,505) at December 31, 2008 and 2009, which is not deductible for tax purposes, pertains solely to the Company’s acquisition of Shandong Fuwei in October 2004. The goodwill is attributable to the development potential of business acquired.

(11)  Deposit

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion”(“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB 50,000.

According to the LOI, Shandong Fuwei deposited RMB 26,000 (half of the would-be added register capital of RMB 52,000), to Joyinn as the prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB 5,000 and returned to the Company on June 18, 2008.

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn,agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. As of December 31, 2009 the total amount of the deposit was RMB 21,000 (US$3,076).

On July 14, 2009, Shandong Fuwei and Joyinn “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” which extends the duration of former agreement to two (2) years that is, Fuwei has the option right to determine to continue or withdraw the investment prior to January. 14, 2010, the expiration date of the agreement.

On January 14, 2010, when the agreement was expired the major shareholder of Joyinn no longer implemented the plan to increase Joyinn’s capital.  Currently Fuwei Shandong is negotiating with the major shareholders to transfer the pledged 71% shares to Fuwei Shandong.  This deal has to be approved by the Board.

(12) Short-term and Long-term Bank Loans

	Interest rate	December 31, 2008	December 31, 2009
Lender	per annum	RMB	RMB	US$
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- July 16, 2008 to June 10, 2009	5.84%	82,580	-	-
- July 18, 2008 to June 23, 2009	5.84%	60,000	-	-
- June 9, 2009 to June 8, 2010	5.84%	-	70,000	10,254
- June 9, 2009 to June 8, 2010	5.84%	-	70,000	10,254
Weifang Bank
- January 24, 2008 to January 12, 2009	0.00%	10,000	-	-
- January 30, 2008 to January 18, 2009	0.00%	10,000	-	-
- January 13, 2009 to January 12, 2010	0.00%	-	10,000	1,465
Bank of China
- March 13, 2008 to March 13, 2009	5.45%	2,184	(80)	(12)
- June 4, 2009 to June 4, 2010	1.38%	-	3,259	477

LONG-TERM LOANS
Weifang Bank
- December 2, 2008 to December 2, 2011	0.00%	5,000	5,000	732
- January 16, 2009 to January 12, 2012	0.00%	-	10,000	1,465
Weifang City Dongfang State-owned Assets Management Co. Ltd.
- October 19, 2009 to October 18, 2017	5.346%	5,000	10,000	1,465
		169,764	178,179	26,097

Notes:

During the years ended December 31, 2008 and 2009, the Company entered into several loan agreements with commercial banks with terms ranging from one year to three years and eight years to finance its working capital, R&D investment and construction, and foreign trade. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2008 and 2009 were 6.32% and 5.64% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

Following the maturity of the short-term loans of RMB82,580 and RMB60,000 from Bank of Communications Co., Ltd with maturity date on June 10, 2009 and June 23, 2009, respectively.  Subsequently, the Company obtained two new short-term loans on June 6, 2009 both with RMB70,000. The maturity date is both on June 8 of 2010.  The annul interest rate is up by 10% compared the fixed benchmark interest rate announced by the People’s Bank of China. As of December 31, 2009, the interest rate in effect is 5.841%.

In addition, we entered into three interests free Loan Contracts with Bank of Weifang (which was used to be Weifang City Commercial Bank) for the amount of (i) RMB 10,000, effective January 16, 2009, with a maturity date of January 12, 2010. We renewed the loan to extend two years from Januray 13, 2010 to January 2012 after it expired on January 12;(ii) RMB 10, 000, effective January 16, 2009, with a maturity date of January 12, 2012, and (iii) RMB 5,000, effective December 2, 2008, with a maturity date of December 2, 2011. All the loans above are interest-free loans from the local government who entrust the Weifang Commercial Bank to provide to to enterprises which is called the industrial development fund loan administrated by the local government of Shandong Province, for the local high-and–new tech enterprises, with the purpose of enhancing their independent ability of innovation and technical research and development so as to support their development. RMB 25,000 (US$3662) proceeded from this loan has been invested in the construction of the trial production line for the R&D center.

On March 13, 2008, Shandong Fuwei recommended a foreign currency portfolio from Bank of China Weifang branch, with expectation to reduce the cost of foreign exchange for Shandong Fuwei importing raw materials. The portfolio transactions are guaranteed by RMB2,264 security deposit for one-year foreign currency loan of US$319 with an interest rate of 5.45%. The outstanding loan of US$319 was paid off on March 13, 2009.

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$477 which is secured by a deposit of RMB 3,259 with an interest rate of 1.38375%, 0.2% down float by trading day’s LIBOR interest, in order to reduce the currency translation cost of Shandong Fuwei.

November 20, 2009, we signed a long-term loan contracts of RMB10,000 with Weifang Dongfang State-owned Assets Management Co., Ltd., with eight-year loan term which is effected October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principak installment payments of RMB3,350 per year with the remaining principal balance of RMB3,300 paid in 2017. The annul interest rate is 5.346% which is up by 10% compared the fixed benchmark 5-year interest rate announced by the People’s Bank of China. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's key projects.

Long-term bank loans maturity for the next three years after December 31, 2009 are as follows:

	RMB	US$
1 year after	-	-
2 year after	5,000	732
3 year after	20,000	2,930

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2008	December 31, 2009
	RMB	RMB	US$
Secured by:
- property, plant and equipment	107,580	138,040	20,211
- lease prepayments	60,000	26,880	3,937
- bills receivable	-	-	-
Guaranteed by a third party	-	10,000	1,465
Restricted cash	2,184	3,259	477
	169,764	178,179	26,087

(13) Accrued Expenses and Other Payables

Accrued expenses and other payables at December 31, 2008 and 2009 consist of the following:

	December 31, 2008	December 31, 2009
	RMB	RMB	US$
Payables to contractors	-	-	-
Receipts in advance from customers	8,781	5,474	802
VAT payable and other taxes payable	6,970	1,507	221
Audit fee	75	546	80
Others
	15,825	6,981	1,023

(14) Shareholders’ Equity

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

(15) Revenue

The Group’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

The following table shows the distribution of the Group’s revenue by the geographical location of customers, whereas most the Group’s assets are located in the PRC:
	2007	2008	2009
	RMB	RMB	RMB	US$
The PRC	335,213	388,823	285,120	41,764
Overseas countries (principally Korea, United States of America and Europe)	114,160	58,432	35,611	5,216

	449,373	447,255	320,731	46,980

The Company operates in one segment.

The Group’s revenue by significant types of films for 2007, 2008 and 2009 is as follows:

	2007	2008	2009
	RMB	RMB	RMB	US$
Printing film	83,453	56,607	35,231	5,161
Stamping film	94,366	139,571	174,356	25,539
Metallization film	30,668	45,148	35,138	5,147
Special film	169,961	107,404	34,004	4,981
Base film for other applications	70,925	98,526	42,002	6,152
	449,373	447,255	320,731	46,980

 (16) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:
	2007	2008	2009
	RMB	RMB	RMB	US$
Cost of goods sold	22,557	25,362	32,139	4,708
Distribution expenses	14	42	55	8
Administrative expenses	719	614	2,976	436

	23,290	26,018	35,170	5,152

(17) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of goods sold and all other outbound freight costs in distribution expenses. For the year ended December 31, 2007, 2008 and 2009, freight costs included in cost of goods sold were RMB3,030, RMB3,302 and RMB2,765 (US$405), respectively, and RMB13,170, RMB10,843 and RMB9,618(US$1,409), respectively, were included in distribution expenses.

(18) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2007, 2008 and 2009:
	2007	2008	2009
	RMB	RMB	RMB	US$
Interest cost capitalized	170	7,710	1,739	255
Interest cost charged to expense	13,233	3,995	6,540	958

	13,403	11,705	8,279	1,213

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

United States Tax

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2009, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate.

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 0% for the year ended December 31, 2006, and rate of 7.5% for the year ended December 31, 2007, it would have had an EIT rate of 15%. Shandong Fuwei is entitled to an income rate of 15% for the year ended December 31, 2008 and 2009. Net income and basic and diluted earnings per share would be reduced by the following amounts:

	2007	2008	2009
	RMB	RMB	RMB	US$
Net income	(4,340)	(2,966)	-	-
Earnings per share
- Basic	(0.33)	(0.23)	-	-
- Diluted	(0.33)	(0.23)	-	-

The Group had minimal operations in jurisdictions other than the PRC. (Loss)/income before income taxes consists of:
	2007	2008	2009
	RMB	RMB	RMB	US$
Cayman Islands	(5,893)	(11,419)	(4,989)	(731)
British Virgin Islands	55	(1)	(1)	(0.1)
PRC	57,863	31,668	(18,913)	(2,770)
U.S.A	-	-	8	1
	-	-
	52,025	20,248	(23,895)	(3,500)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and do not believe there will be any significant increases or decreases within the next twelve month. No Interest or penalties have been accrued at the date of adoption.

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year-exemption-3-year-50%-reduction Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced from 2005.

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

Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December 2008 and enjoy the favorable income tax rate pursuant to the income law Enterprise Income Tax Law.  Accordingly, the deferred taxes as of December 31, 2009, have been calculated employing the statutory rate of the Shandong Fuwei of 18%.

Income tax benefit/ (expense) consists of:
	Current	Deferred	Total
PRC income tax	RMB	RMB	RMB
Year ended December 31, 2007	(4,529)	(152)	(4,681)

Year ended December 31, 2008	(4,715)	1,748	(2,966)

Year ended December 31, 2009	-	4,064	4,064

Year ended December 31, 2009(US$)	-	595	595

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2007, 2008 and 2009 for the following reasons:
	2007	2008	2009
	RMB	RMB	RMB	US$
Income before income taxes	51,941	21,123	(23,024)	(3,373)

Computed “expected” tax expense	(7,791)	(5,280)	(3,453)	(506)
Non-deductible expenses	(900)	(3,031)	1,693	248
Non-taxable income	24	1,022	-	-
Tax holiday	3,986	3,385	-	-
Tax rate differential of other tax jurisdictions	-	937	1,760	258

Actual income tax expenses	(4,681)	(2,966)	-	-

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of December 31, 2008 and 2009, are presented below.

Deferred income tax assets/(liabilities):
	2008	2009
	RMB	RMB	US$
Current
Accounts receivable	(80)	(353)	(52)
Other receivables	538	914	134
Inventory impairment	-	636	93
	457	1,198	175

Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	1,993	2,134	313
Construction in progress, principally due to capitalized interest	422	161	24
Lease prepayments, principally due to differences in charges	(420)	(431)	(63)
Net loss carryforward	-	3,454	506
	1,995	5,318	779

Net deferred income tax assets	2,452	6,516	954

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2008. The profit before taxation for Shandong Fuwei for the year ended December 31, 2007and 2008 was RMB51,941 and RMB21,124 and net loss RMB23,308 (US$3,412) ended December 31, 2009, respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

 (20) Related Party Transactions
Name of party	Relationship
Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer, previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Easebright Investments Limited (“Easebright Investments”)	Shareholder of the Company （ 12.5% ）

Apex Glory Holdings Limited (“Apex Glory Holdings”)	Shareholder of the Company （ 52.9% ）

 (21) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement plan organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB433, RMB710 and RMB991 (US$145) for the year ended December 31, 2007, 2008 and 2009, respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

(23) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2007, 2008 and 2009.

There were no amounts due from customers representing more than 10% of the outstanding accounts receivable at December 31, 2008 and 2009.

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2007, 2008 and 2009. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 10% or more of our raw materials for each of the year ended December 31, 2007, 2008 and 2009:
		Percentage of total purchases (%)
Name of Vender	Supply	2007	2008	2009
Sinopec Yizheng	PET resin	58.5	46.4	44.8
Yizheng Tianbao Polyester Co., Ltd.	Additives	23.9	16.6	10.3

(24) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2009 are as follows:
RMB
2010	344
2011	2

The Company leases warehouses, staff quarters and offices under operating leases. The leases typically run for an initial period of one year. None of the leases includes contingent rentals.

For the year ended December 31, 2007,2008 and 2009, total rental expenses for non-cancelable operating leases were RMB309, RMB2,792 and RMB1,182 (US$173), respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2009 were RMB149,430 (US$21,888).

(c) Outstanding bills receivable discounted

As of December 31, 2009 the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal proceedings

DMT Arbritation

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

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As agreed by the Service Agreement, the remaining US$90 shall be paid within 60 days after the commencement of services described in the Service Agreement. As of December 31, 2009, Shandong Fuwei has paid US$135 and still US$45 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In late April, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 will be paid in installments by the end of December 2008. As of December 31, 2009, Neoluck Group has paid US$ 320 and still has US$130 outstanding to DMT.

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

Subsequent to year-end, on January 18, 2010 we were advised by the Secretary of The International Court of Arbitration of International Chamber of Commerce(ICC), the arbitration was withdrew due to DMT’s failure to pay the balance of the advance on costs.

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

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim. The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses. The Company also asserted a counterclaim against HKG for breach of the Letter Agreement, seeking to recover in excess of US$300 in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company had agreed to attempt to resolve this dispute through mediation. A neutral mediator was appointed by the AAA/ICDR. On April 24, 2008, HKG unilaterally cancelled the mediation and sought to proceed with the arbitration. A panel of three arbitrators (the “Panel”) was appointed, and a hearing on the parties’ respective claims was scheduled to commence on September 22, 2008.

By orders dated September 9 and 15, 2008, the Panel suspended the hearing pending receipt of a full deposit of the outstanding fees.  On November 7, 2008, the Panel advised that if payment of the outstanding fees was not remitted on or before February 6, 2009, the case would be terminated for nonpayment on that date.  That deadline was twice extended. By order dated February 23, 2009, the Panel directed that if payment of the full deposit is not remitted to the ICDR on or before March 23, 2009, the case will be terminated.

On March 27, 2009, the Panel issued an order terminating the arbitration proceeding for nonpayment of the deposits due in accordance with Sections R-52 and R-54 of the Commercial Arbitration Rules of the American Arbitration Association.

As of March 27, 2009, the arbitration was dismissed and the Company was not required to make any payment to HKG.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all purchasers of the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all purchasers of the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO on December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives (collectively, the “defendants”) violated Sections 11, 12(2), and 15 of the Securities Act of 1933. The complaint also alleged that the defendants misrepresented or omitted material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court also appointed Nijat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint  (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters — Maxim Group LLC, WR Hambrecht + Co. and Chardan Capital Markets, LLC (collectively, the “Underwriter Defendants”).  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, moved to dismiss the claims asserted against them.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou were served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou. Plaintiffs requested that the Court take judicial notice of Fuwei’s March 10, 2009 Press Release (as filed with the Company’s March 13, 2009 Form 6-K) in adjudicating the pending motions to dismiss.

The Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.   The Underwriter Defendants separately moved to dismiss the Amended Complaint. By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part. At this preliminary stage of the litigation, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei’s alleged failure to disclose the DMT arbitration proceeding. The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs’ remaining claims. However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which sets deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery is proceeding.

The Company’s management continues to believe that plaintiffs’ allegations are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard. However, the Company's management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter. As of December 31, 2009, the Company has not accrued any liability in connection with this litigation, except for the defense expenses. Please see Note 27 (Subsequent Events) for additional information.

(25) Earnings per Share

Basic and diluted earnings per share for the period/year ended December 31, 2007, 2008 and 2009 have been calculated as follows:
		2007	2008	2009
		RMB	RMB	RMB	US$
Net income (loss) available to ordinary shareholders		47,260	18,157	(18,963)	(2,778)
Denominator for basic net income available to ordinary shareholders:	(loss)
Weighted average number of ordinary shares
Outstanding		13,062,500	13,062,500	13,062,500	13,062,500

Basic earnings (loss) per shar		3.62	1.39	(1.45)	(0.21)

Net income (loss) available to ordinary shareholders		47,260	18,157	(18,963)	(2,778)
Denominator for diluted net income available to ordinary shareholders:	(loss)

Weighted average number of ordinary shares
Outstanding		13,062,500	13,062,500	13,062,500	13,062,500
Weighted average number of share options		-

		13,062,500	13,062,500	13,062,500	13,062,500

Diluted earnings (loss) per share		3.62	1.39	(1.45)	(0.21)

(26) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2009, an aggregate amount of RMB 41,602 (US$6,070) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2009, the amount of restricted net assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 70% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2008 and 2009

	2008	2009
	RMB	RMB	US$

Cash and cash equivalents	12	28	4
Other current assets	146,339	293,179	42,944
Investments in subsidiaries	147,762	409	60

Total assets	294,513	293,617	43,008

Current liabilities	31,205	36,514	5,348
Total shareholders’ equity	263,307	257,103	37,660

Total liabilities and shareholders’ equity	294,513	293,617	43,008

Condensed unaudited Statements of Operations (For the year ended December 31, 2007, 2008 and 2009)

	2007	2008	2009
	RMB	RMB	RMB	US$

Interest income/ (expenses)	91	(15)	-	-
General and administrative expenses	(5,984)	(11,404)	(4,974)	(729)

Loss before equity in undistributed
Earnings of subsidiaries	-	(11,419)	(4,974)	(729)
Equity in earnings of subsidiaries	-	31,668	(13,989)	(2,049)

Net income	(5,983)	(20,248)	(18,963)	(2,778)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2007, 2008 and 2009)

	2007	2008	2009
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net income	(5,893)	18,157	(18,963)	(2,778)
Adjustment to reconcile net income to net cash from operating activities:
- Equity in earnings of subsidiaries	-	(29,576)	13,975	2,047
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	9,631	1,144	(41)	(6)
- Other current liabilities	(3,713)	-	1,153	169

Net cash provided by operating activities	25	(10,275)	(3,877)	(568)

Cash flow from financing activities
Payments to related parties	(232,656)	10,113	4,306	631
Proceeds from related parties	-	-	(412)	(60)
Effect of exchange	(8,273)	100	(0.1)	(0.02)

Net cash provided by/(used in) financing activities	(240,929)	10,213	3,893	570

Net increase/(decrease) in cash	(240,904)	62	16	2
Cash:
At beginning of year	240,978	74	12	2
At end of year	74	12	28	4

(27) Subsequent Events

The Company has evaluated events subsequent to December 31, 2009, to assess the need for potential recognition or disclosure in this Report.  Such events were evaluated through April 21, 2010, the date these consolidated financial statements were issued.  Based upon this evaluation, it was determined that no subsequent events occurred that require recognition in the financial statements and that the following items represent subsequent events that merit disclosure herein:

– On March 2010, Fuwei Shandong had a meeting with Dornier discussing about the main equipment in Shanghai.  Due to the fund shortage of Fuwei Shandong, Dornier ternminated the contract with Fuwei Shandong and asked for compensation for fund occupation expenses, storage costs, equipment modification costs and other costs which aggregated to 4.2 million Euros.  Fuwei Shandong is working with the Dornier on the specific implementation of the contract.

– Regarding the class action lawsuit, the parties engaged in a mediation on March 26, 2010. The case was not settled at the mediation.

(28) Unaudited Quarterly Data

Quarter Ended	Mar. 31		Jun. 30		Sept. 30		Dec. 31		Total
Fiscal year 2009	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	74,517	10,885	72,571	10,624	89,603	13,126	84,040	12,310	320,731	46,945
Gross profit	73	11	6,274	919	7,854	1,150	10,412	1, 525	24,613	3, 605
Net income	(14,136)	(2,065)	(7,374)	(1,079)	2,018	296	528	77	(18,963)	(2,778)
Basic and diluted earnings per share	(1.08)	(0.16)	(0.56)	(0.08)	0.15	0.02	0.04	0.01	(1.45)	(0.21)