Form 20-F
period 2010-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2011-03-25
CIK 1381074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ___________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

Amy Gao

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

As of December 31, 2010, there were 13,062,500 ordinary shares outstanding.

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

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties and assumptions include, among other things:

•	competition in the BOPET film industry;

•	growth of, and risks inherent in, the BOPET film industry in China;

•	unpredictable impact on the company’s revenue by price movements of crude oil in recent years;

•	uncertainty in our export due to trade protectionism around the world;

•	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	uncertainty in our ability to complete the construction of the new production line (thick film) project and begin production;

•	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;

•	risks associated with possible defects and errors in our products;

•	uncertainty as to our ability to protect and enforce our intellectual property rights;

•	uncertainty as to our ability to attract and retain qualified executives and personnel;

•	uncertainty in acquiring raw materials on time and on acceptable terms;

•	Adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government;

•	Adverse effect on our business caused by the uncertainty in economic recovery of major developed countries; and

•	Adverse effect on our business caused by extreme climate changes.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010.

Our ordinary shares are listed on the Nasdaq Global Market, or NASDAQ, under the symbol “FFHL.”

Except as otherwise required and for purposes of this Annual Report only:

•	“Fuwei”, “Company”, “us”, “our” or “we” refer to Fuwei Films (Holding) Co., Ltd. The term “you” refers to holders of our ordinary shares.

•	“China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government.

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

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB 6.6118 as of December 31, 2010.

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

	Average	High	Low	Period-end
	(RMB per US$1.00)
2006(1)	7.9723	8.0702	7.8041	7.8041
2007(1)	7.6038	7.7881	7.2946	7.2946
2008(1)	6.9623	7.2941	6.7480	6.8542
2009(1)	6.8311	6.8368	6.8242	6.8270
2010(1)	6.7788	6.8336	6.5820	6.6118
September 2010(2)	6.7581	6.8055	6.6746	6.6981
October 2010(2)	6.6773	6.6905	6.6310	6.6718
November 2010(2)	6.6626	6.6862	6.6120	6.6714
December 2010(2)	6.6610	6.6681	6.5820	6.6118
January 2011(2)	6.6046	6.6286	6.5483	6.5833
February 2011(2)	6.5811	6.5948	6.5397	6.5839
March 2011(2) (3)	6.5691	6.5755	6.5560	6.5560

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.

(2)	Monthly average is calculated by averaging the daily rates during the relevant period.

(3)	As of March 24, 2011, the exchange rate was 6.5560.

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

The following selected historical statement of income data for the years ended December 31, 2008, 2009 and 2010 and the selected historical balance sheet data as of December 31, 2009 and 2010 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the year ended December 31, 2006 and 2007, and the selected historical balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S.GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	As of December 31,
	2006	2007	2008	2009	2010
(in thousands, except per share data)	RMB	RMB	RMB	RMB	RMB	US$
Statement of Operations Data:
Revenues	436,884	449,373	447,255	320,731	501,458	75,843
Gross profit	102,543	99,842	70,332	24,612	130,553	19,745

Operating income	78,017	64,266	24,604	(16,547)	59,630	9,019
Interest expense	(12,884)	(13,233)	(3,995)	(6,540)	(8,846)	(1,338)

Income before income taxes	68,422	51,941	21,124	(23,024)	50,754	7,676

Net income/(loss) attributable to the Company	67,665	47,260	18,157	(18,963)	40,783	6,168
Earnings per share
Basic	61.46	3.62	1.39	(1.45)	3.12	0.47
Diluted	61.37	3.62	1.39	(1.45)	3.12	0.47
Weighted average number ordinary shares, Basic and diluted
Basic	1,101,031	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500
Diluted	1,102,488	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

	Year Ended
	December 31,
	2006	2007	2008	2009	2010
(in thousands)	RMB	RMB	RMB	RMB	RMB	US$
Balance Sheet Data:
Cash	249,939	30,909	15,823	26,804	171,227	25,897
Accounts receivable, net	75,530	58,195	38,579	28,785	25,482	3,854
Inventories	23,783	41,670	30,589	45,039	52,577	7,952
Total current assets	372,001	211,842	104,105	119,282	263,458	39,847
Property, plant and equipment, net	317,690	493,562	578,643	318,600	284,891	43,088
Total assets	738,082	738,975	739,904	735,509	798,152	120,716
Short-term bank loans	239,678	188,027	164,764	153,179	142,000	21,477
Total current liabilities	272,175	226,445	204,305	198,666	216,402	32,730
Total shareholders’ equity	465,907	512,530	530,599	511,567	552,544	83,570

If our subsidiary, Fuwei Films (Shandong) Co. Ltd., or Shandong Fuwei, was not entitled to a reduced enterprise income tax, or EIT, rate of 0% for the year ended December 31, 2006, and rate of 7.5% for the year ended December 31, 2007, it would have had an EIT rate of 15% for both of those years. Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the year ended December 31, 2008, 2009 and 2010 due to its status as a High-and-New Tech Enterprise since December 2008. If Shandong Fuwei was no longer designated as such, it would have been subject to a standard enterprise income tax at a rate of 25%. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2006, 2007, 2008, 2009 and 2010:

	Year Ended December 31,
(In thousands, except per share data)	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$

Net income	(10,453)	(4,340)	(2,966)	-	(5,075)	(768)

Earnings per share
- basic	(9.50)	(0.33)	(0.23)	-	(0.39)	(0.06)
- diluted	(9.48)	(0.33)	(0.23)	-	(0.39)	(0.06)

The 2010 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB 6.6118, which was the noon buying rate for U.S. dollars in effect on December 31, 2010 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2010, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. In December 31, 2010, this change in policy resulted in an approximately 18.5% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. Although the Company generates its revenue in the PRC in Renminbi which has become more valuable in U.S. dollars, the Company’s overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

Our business may be adversely affected by the continued appreciation of RMB against US dollar and trade protection measures in place by several countries against exports of BOPET films from China.

With the increased demand of BOPET films in Chinese and foreign markets, our sales have increased. However, our business operation may be adversely affected due to continued appreciation of RMB against US dollar, and trade protection measures in place by several countries against exports of BOPET films from China. In addition, the uncertainty in the economic outlook of European countries caused by the slow economic recovery and the European sovereign debt crisis may also adversely affect our foreign market expansion.

A sharp fluctuation in the demand for raw materials may have a negative impact on our operations if we are unable to pass on all increases in cost of raw materials to our customers on a timely basis.

The total cost of raw materials made up approximately 78.6%, 73.3% and 77.2% of our cost of goods sold in 2008, 2009 and 2010, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 75.3% and 24.7% of our total cost of raw materials in the past three years on average.

Currently the PET resin is mainly used as a raw material in China’s textile industry. The market prices of PET resin may fluctuate due to changes in supply and demand conditions in that industry. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our cost of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The international market prices for crude oil increased in 2010, which caused the price of raw materials to increase. In addition it is difficult to pass all the increase in cost of raw materials to customers, which consequently limits our profitability.

In 2011, if there is a significant increase in the cost of raw materials, we may not be able to pass the increase in costs of raw materials to our customers on a timely basis, which may have an adverse impact in results of our operations. Our ability to hedge against these fluctuations by either entering into long-term supply contracts or otherwise offsetting our exposure to these commodity price variations has been significantly limited. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

Rising Competition may materially affect our operations and financial conditions.

We operate in a highly competitive and rapidly evolving field, and new developments are expected to continue at a rapid pace. Competitors may succeed by expanding their capacity or succeed in developing products that are more efficient, easier to use or less expensive than those which have been or are being developed by us or that would render our technology and products obsolete and non-competitive. Any of these actions by our competitors could adversely affect our sales.

In addition, several companies are developing similar and substitute products to address the same packaging field that we are targeting. These competitors may have a greater financial and technical resources, productivity and marketing capabilities and facilities, and human resources, or they may have a better quality of products, service, and production cycle. The competition from these competitors may adversely affect our business.

An increase in competition could result in material selling price reductions or loss of our market share, which could have an adverse material impact on our operations and financial condition.

Entry of new BOPET producers and continuously expanded production capacity of current BOPET film manufacturers in the industry in the PRC may increase the supply of, and decrease the prices of, BOPET films in the industry, and hence lead to a decline in our gross margins.

We believe that we are currently one of the few producers of BOPET films in the PRC with research and development capability. Due to easier access to the production technology of BOPET films, increased demand of BOPET films in the domestic market, the increased profitability of BOPET film industry in 2010, among other factors, the existing manufacturers and new entrants are expanding their production capacity of the BOPET film, which will result in substantial increase in production of BOPET films from 2011 to 2013. As a result, the market supply will increase more than demand. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

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

The possible price decline of the inventory may adversely affect the Company’s operation. To some extent, the price of raw materials and end-product of our inventories are affected by the price of crude oil and industry competition.  If the price of crude oil continues to increase, it may lead to a higher cost of our raw material. In addition, the competition in the BOPET industry may cause a decrease in the price of the end-products, which will also adversely affect our operation.

A significant portion of our revenue is derived from the flexible packaging industry in the PRC; our revenue might be adversely impacted if the flexible packaging industry is adversely affected.

A significant portion of our revenue is currently derived from the production and sale of BOPET films. Our BOPET films are mainly used in the flexible packaging industry for the consumer products such as tobacco packaging, alcoholic beverages, food, cosmetics and so on. The demand for our BOPET films is therefore indirectly affected by the demand for flexible packaging.

Any decrease in the demand for our BOPET films will significantly affect our financial performance. In the past two years, we have suffered a slowdown in economic growth due to the global financial crisis, which caused reduction in the sales volume and the prices of our products. In 2010, the sales volume and the prices of our products moved up as a result of increased demand in domestic and foreign markets. If such situation changes in the future, such as the slowdown of the market demand or the increase of the demand is less than that of the supply, it could continue to have an adverse impact on our financial condition and operation of our business.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to perform our strategies and then to develop new products and to effectively carry on our research and development and other efforts.

Our success to date has been largely attributable to the contributions of key management and experienced personnel, with whom we have entered into service agreements. The loss of their services might impede the achievements of our strategies and development objectives and might damage the close business relationship we currently enjoy with some of our larger customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Except for Mr. Xiaoan He, we do not currently maintain any other key man insurance for our directors or officers. Our future success will also depend on our continued ability to attract and retain highly motivated and qualified personnel. The rapid growth of the economy in China has caused intense competition to attract and retain qualified personnel. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

If our R & D team cannot effectively develop new products, promote the market process, or we are unable to afford to continue to maintain this team or are not able to hire eligible and talented personnel, our ability to research and development, operation results and market competitiveness may be adversely affected.

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

We may not be able to complete our new production line (thick film) currently under construction, and start production in the near future; this may have an adverse impact on us.

The new production line (thick film) with an expected investment totalling US$ 50 million is still under construction. To date, we have not reached an agreement with our equipment supplier regarding the new production line equipment. In the event we reach an agreement with the equipment suppliers, we may still not be able to start operation in a timely manner if the new production line cannot be delivered as stipulated by the contract due to unforeseen circumstances. This may have a material adverse impact on the Company's development in the thick films industry.

The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business.

Substantially all of our operating assets were acquired through two auction proceedings under relevant PRC law. We acquired the Brückner production line in 2003 as a result of a foreclosure proceeding enforcing an effective court judgment and the DMT production in 2004 as a result of a commercial auction from a consigner who obtained such assets through a bankruptcy proceeding. In the opinion of our PRC counsel, Concord & Partners, these proceedings are both valid under Chinese auction and bankruptcy law based on certain factual assumptions. Our PRC counsel’s opinion solely relates to the legal procedure of the auctions and is based upon certain factual assumptions, our written representations and written reports of the auction company and other related parties. There can be no assurance that relevant authorities or creditors of the predecessor owner of these assets will not challenge the effectiveness of these asset transfers based upon the facts and circumstances of these transfers, despite the existence of independent appraisals, and other facts and circumstances of the auctions that cannot be verified by our PRC counsel. Taking into consideration the facts known by our PRC counsel related to the auction of the Brückner production line and the significant difference in the price paid for the DMT production line at the two bankruptcy auctions involved in our purchase of that asset and, assuming the representations and reports received by our PRC counsel are true and correct in all material respects, our PRC counsel is of the opinion that the auctions of the Brückner and DMT production lines were valid under PRC law and the possibility of the creditors of Shandong Neo-Luck successfully exercising recourse or claiming repayment with respect to our assets purchased in the bankruptcy proceeding should be remote. However, should any such challenge be brought in China (or elsewhere) and prevail, we may incur substantial liabilities and be required to pay substantial damages as a result of acquiring these assets and this could materially affect our ability to continue our operation.

On June 25, 2007, we announced the investigation of three controlling shareholders, Mr. Jun Yin, Mr. Duo Wang, and Mr. Tongju Zhou, and on September 28, 2007, the three shareholders have been arrested, relating to the suspicion of the Crime of Irregularities for Favoritism and to selling state-owned assets at low prices.

On November 12, 2009, the company announced that it had become aware of the final verdict issued by the Supreme People's Court of Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The Supreme People's Court upheld the initial verdict issued by the Intermediate court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years; the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment; all of the personal property of the three individuals will be confiscated. The three individuals appealed the initial verdict to the Supreme People's Court of Shandong Province in March 2009. In November 2009, the Supreme People's Court of Shandong Province issued the final verdict, upholding the initial verdict issued by the Intermediate Court in March 2009. None of these individuals is involved in Fuwei's day-to-day operations. We met with officials of the Wei-Fang State-owned Assets Supervision and Administration Commission in March 2011 and learned that there is also another civil verdict issued by the Second Intermediate People’s Court of Beijing that conflicts with the foregoing verdict, which conflict must be resolved prior to any enforcement of the verdict and any confiscation of the personal property of the individuals. The final judgment against the three shareholders may cause uncertainty to the Company’s operation due to the uncertain timeline associated with its enforcement.

We have, in the past, experienced and may, from time to time, experience negative working capital. We also face risks associated with debt financing (including exposure to variation in interest rates).

Our total short-term loan as of December 31, 2010 was RMB 142.0 million (US$21.5 million), which excludes RMB 30.0 million (US$ 4.5 million) in long-term loans. We have pledged property, plant and equipment and lease prepayments as security for RMB 162.0 million (US$ 24.5 million) of the above outstanding indebtedness. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. We are subject to risks normally associated with debt financing, including the risk of significant increases in interest rates and the risk that our cash flow will be insufficient to meet required payment of principal and interest. In the past, cash flows from operations have been sufficient to meet payment obligations. There is however, no assurance that we will be able to continue to do so in the future. We may also underestimate our capital requirements and other expenditures or overestimate our future cash flows. In such event, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. If any of the aforesaid events occur and we are unable for any reason to raise additional capital, debt or other financing to meet our working capital requirements, our business, operating results, liquidity and financial position will be adversely affected. For example, if we fail to get appropriate financing, it will negatively impact the investment in and the production of our new production line. In addition, if we do not obtain financing or have negative working capital, there is a possibility that we may not be able to perform our contracts with our suppliers as a result of our inability to pay them back. The foregoing factors may have an adverse effect on our operation.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

As of December 31, 2010, we have received 9 patents from, and have 12 patent applications pending with, the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. Furthermore, third parties may assert claims to our proprietary processes and technologies. These products, proprietary processes and technologies are important to our business as they allow us to maintain our competitive edge over our competitors.

Our ability to compete in our markets and to achieve future revenue growth will depend, in significant measure, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations, such as the Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

•	departure of any of our management members or employees in possession of our confidential proprietary information;

•	breach by such resigned management member or employee of his or her confidentiality and non-disclosure undertaking to us;

•	expiration of the protection period of our registered patents or trademarks;

•	infringement by others of our proprietary technology and intellectual property rights; or

•	refusal by relevant regulatory authorities to approve our patent or trademark applications.

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

Furthermore, if third parties claim that our products infringe their patents or other intellectual property rights, we might be required to devote substantial resources to defending against such claims. If we fail to defend against such infringement claims, we may be required to pay damages, modify our products or suspend the production and sale of such products. We cannot guarantee that we will be able to modify our products on commercially reasonable terms.

We may incur capital expenditures in the future in connection with our growth plans and therefore may require additional financing.

To expand our business, we will need to increase our products mix and capacity which will require substantial capital expenditures. Such expenditures are likely to be incurred in advance of any increase in sales. We cannot assure you that our revenue will increase after such capital expenditures are incurred as this will depend on, among other factors, our ability to maintain or achieve high capacity utilization rates. Any failure to increase our revenue after incurring capital expenditures to expand production capacity will reduce our profitability.

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

Our future growth depends, to a considerable extent, on our ability to develop both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our BOPET film products. Our primary overseas customers are from Europe, Asia and North America. However, we have limited experience in operating outside mainland China, and limited experience with foreign regulatory environments and market practices. As a result, we cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. Failure in the development of overseas market may have an adverse effect on our business growth in the future.

We have encountered anti-dumping investigations in South Korea and the United State, our overseas expansion strategy in our future business growth may be adversely affected.

Since 2007, the manufacturers in China, India and other countries have encountered anti-dumping investigations conducted by South Korea and the United States. The Korean Trading Committee (KTC) announced the final results for anti-dumping investigations for enterprises in China and India on August 27, 2008.  We finally received the anti-dumping duties (ADD) rate of 5.67% which is much lower than the average rate of 23.60% for other enterprises in China.

The US Department of Commerce conducted the anti-dumping investigation in October, 2007 covering exporters in China, Brazil, Thailand and the United Arab Emirates.  41 exporters in China were under investigation.  In October 2008, the anti-dumping judgments were announced.  Although we received the lowest ADD rate of 3.49% among five exporters that received a duty, our export to the United States, to a certain extent, was still adversely affected by paying the ADD. In 2010, sales to the US market represented less than 1% of our annual total sales volume.

On January 23, 2010, the US Department of Commerce (“USDOC”) began a first round annual review of Chinese BOPET exporters. Fuwei received the lowest anti-dumping duty (ADD) rate of 30.91% in this administrative review conducted by the USDOC, while the ADD rate of other four Chinese companies reviewed by the USDOC is more than 36.93%. In accordance with relevant laws and regulations in the US, the ADD rate of final results will retroactively apply to those US companies which imported Chinese-exported BOPET films, including Fuwei Films USA, LLC, during the period of first review, so these US importers are obligated to pay a supplementary antidumping duty at this ADD rate. In March 2011, we submitted comments to the USDOC regarding perceived ministerial errors made in calculating the ADD applicable to us, although there can be no assurance that the USDOC will agree with our position.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China's BOPET film or downstream industries, our business may be adversely affected.

Changes in Applicable PRC Taxes may be adversely affect the Company.

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax as well as educational surcharges shall be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges shall be applicable to foreign-funded enterprises, foreign enterprises and foreign citizens, which mean they will no longer exempt from such taxes. In accordance with the regulations, since December 1, 2010, our subsidiary Shandong Fuwei became a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stands at 12%. The new policy incurs additional tax expense. If the Chinese government changes its tax policy or adds new class of taxes in the future, our business may be adversely affected.

China’s actions to save energy and reduce emissions may adversely affect our business, by subjecting us to significant new costs and restrictions on our operations.

In 2010, the Chinese government tightened its control over energy saving and emission reduction. The Chinese government intends to reduce energy consumption for gross domestic products and water consumption for industrial added value as well as increasing the comprehensive usage rate of industrial solid waste. Certain of our manufacturing plants that use significant amounts of energy, including electricity and gas, are likely to be affected by this plan. Therefore, our operation might be influenced by the energy saving and emission reduction measures of the Chinese government. Regulations for restricting greenhouse gas emission may increase the prices of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, require us to purchase allowances to offset our emissions or result in an overall increase in our costs of raw materials, any of which could increase costs and negatively affect our business operations or financial results.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2010, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F beginning with the fiscal year ended December 31, 2010. We have documented, tested, and evaluated our internal controls as required. Our management has concluded that our internal controls over financial reporting are effective as of December 31, 2010. If our Management reaches a different conclusion in the future, there could be an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could lead to a decline in the market price of our shares.

 Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2008, 2009 and 2010, sales to our customers in the PRC accounted for approximately 86.9%, 90.3% and 79.3%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

With the recovery of the Chinese economy, increased prices in goods and inflation in 2010, the Chinese government altered its economic stimulus policy and gradually raised the Bank Reserve Ratio and Deposit and loan interest rates. These policy changes may adversely affect our business.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign owned enterprise in January 2005 and enjoys certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.” Accordingly, it is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. In addition, as a “High Technology Enterprise,” Shandong Fuwei currently enjoys enterprise income tax at an incentive rate of 15%. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and enjoys the favorable income tax rate. If there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise，Shandong Fuwei will no longer enjoy the preferential tax treatment.  If that were to occur, Shandong Fuwei would be subject to a 25% standard enterprise income tax rate which would significantly increase our effective tax rate and materially adversely affect our operating results.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards were applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations would, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as Shandong Fuwei, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “Government Developing High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December, 2008 and enjoys the favorable income tax rate of 15% pursuant to the Enterprise Income Tax Law.

In accordance with a notice issued by the PRC government in October, 2010, since December 1, 2010, Shandong Fuwei , our subsidiary, will become a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stand at 12%. This policy change may have an adverse impact on our net profit.

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

The value of Renminbi is subject to various factors and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. From 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of Renminbi against the U.S. dollar. The Chinese government may adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Since our income and profits are denominated in Renminbi, fluctuation in the value of Renminbi could adversely affect our overseas sales and import of raw materials and further negatively affect our revenue and net income.  Any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares in foreign currency terms.

The uncertain legal environment in China could limit the legal protections available to you.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC subsidiary, Shandong Fuwei, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders’ derivative actions. Moreover, the enforceability of contracts in China, especially with the government, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we may not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.

Outbreak of viruses such as SARS, H1N1 or other epidemics could materially and adversely affect our overall operations and results of operations.

From March to July 2003, mainland China, Hong Kong, Taiwan and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the H1N1 avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In the recent two years, infectious disease like H1N1 has occurred in high frequency worldwide, which would have adverse effect on the consumption on packaged foods, and have influence on our products sales. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could lead to a substantial decrease in our revenues accompanied by an increase in our costs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects.

In October 2005, SAFE issued a circular (SAFE circular 75) concerning foreign exchange regulation on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches in advance with respect to their overseas investments in offshore companies and must also file amendments to their registrations within 30 days upon the generation of material events if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations which are not involved with return investment. Our existing shareholders prior to our initial public offering have completed the relevant SAFE registration procedures as currently required by SAFE circular 75.

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

The uncertainty around the status of our major shareholders may eventually result in our delisting from the NASDAQ Global Market.

As described elsewhere in this Annual Report, on November 12, 2009, the Supreme People’s Court of Shandong Province issued the final verdict of three individuals who indirectly constitute our major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. Mr. Yin was sentenced to death, with a stay of execution for two years; the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment; all of their personal property will be confiscated.

Although the management believes that the shares owned by the major shareholders, Jun Yin, Duo Wang and Tongju Zhou, will eventually be confiscated by the Chinese government, in accordance with the final verdict issued by the Supreme People’s Court of Shandong Province, it has no knowledge of the timing and procedures involved in enforcing such a verdict. We have been informed by the Listing Qualification Department of the NASDAQ Stock Market LLC that they view the continuing uncertainty associated with the verdict as a matter of concern, and have contacted the relevant State agency to see if any further information regarding such procedures is available. We met with officials of the Wei-Fang State-owned Assets Supervision and Administration Commission in March 2011 and learned that there is also another civil verdict issued by the Second Intermediate People’s Court of Beijing that conflicts with the foregoing verdict, which conflict must be resolved prior to any enforcement of the verdict and any confiscation of the personal property of the individuals. In the event that the verdict could not be enforced timely, we may ultimately be delisted from the Nasdaq Global Market.

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

We develop, manufacture and distribute high quality plastic film using the biaxially- oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as the food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name “Fuwei Films.” We export our products to packaging customers and distributors mainly in Europe, Asia and North America etc. Our main products are as below:

•	Printing base film used in printing and lamination;

•
Stamping foil base film and transfer base films used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improving environmental performance ;

•	Metallization film or aluminum plating base film used for vacuum aluminum plating for flexible plastic lamination;

•	High-gloss film used for aesthetically enhanced packaging purposes;

•	Heat-sealable film:used for construction, printing and making heat sealable bags;

•	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging;

•	Dry film is generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching; and

•	Heat shrinkage film is widely used for special-shaped packaging for alcohol, cans, mineral water and cleaning products.

Since our establishment, all of our revenues have been derived from the sales of BOPET film, particularly our printing film, stamping film, transfer film and chemical pretreated film, high-gloss film, heat sealable film, dry film, and heat shrinkage film and so on.

We currently operate three production lines. The first line is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 metric tons of BOPET film, the products of which ranged from 6 to 125µm. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual designed production capacity of 16,100 metric tons of BOPET film. The third line is a Mitsubishi trial production line which has an annual designed production capacity of 1,500 metric tons. As of December 31, 2010, our manufacturing operations had a total annual designed production capacity of 30,600 metric tons based upon 7,200 production hours per annum. Currently, the company is designing a new BOPET thick films production line, the annual capacity of which is expected to be 23,000 metric tons. Its products, ranged from 38 to 250µm, could be widely used in many industrial products including electronics, electrical insulation and thin film transitor-liquid crystal display (“TFT-LCD”).

We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. Our top five customers over the three years ended December 31, 2010 were Southeast Films Technology Co., Ltd., Transparent Paper Limited, Dongguan Klaser Technologies Co., Ltd., Jiaxing Hengli Trading Co., Ltd., and Danyang Advance Packaging Material Subsidiary Company of Dare Technical Co., Ltd.. None of our customers accounted for more than 10% of our total revenues in any such year. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2008, 2009 and 2010 our sales to our overseas customers constituted approximately 13.1%, 11.1% and 20.7%, respectively, of our total revenue.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd.. Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.  As of December 31, 2010, the sale revenue of the Fuwei Films USA, LLC was US$94,119.

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

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers, and we have already developed a series of new products. Our R&D team comprises of 12 research personnel in total.

We have an established brand name and are recognized for our product quality in the PRC.

Our products are marketed under our brand name, “Fuwei Films.” We believe that this brand name is well known in the BOPET film market in the PRC and, although our selling prices sometimes exceed those of our competitors, our products have achieved significant market acceptance because of its high quality and our superior customer service.

We manufacture high quality products that can be customized for our clients.

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

We have an experienced management team with extensive industry experience.

Our management team is led by our Chairman and Chief Executive Officer, Mr. Xiaoan He who has more than ten years of related experience in the plastics and packaging industries. He has been instrumental in our operations and strategies, contributing his knowledge and experience in the industry. Our management team has extensive management experience and most of them have many years of experience in the manufacturing and R&D of BOPET industry.

Our technical expertise and production facilities are advanced in the PRC.

We consider our technical expertise and production facilities to be highly advanced with respect to the BOPET film industry in the PRC. Our first production line was German made and manufactured by Brückner and the second was made by DMT in France. We believe that both of our production lines are able to provide high quality products and to compete effectively with our competitors.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)
•      Designated as a High-and-New Tech Enterprise by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Financial Bureau
Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	• Designated as “Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	• Technological Innovation Award	Shandong Province enterprise technological innovation promotion association.

June 2010(5)	• Designated as an A-Category taxpayer by the National Taxation Bureau and the Local Taxation Bureau of Shandong Province.	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	• Designated As Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	• Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

	• First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	• Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	• Fuwei Films was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	• Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

(1)
ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.

(2)
After strict examination and approval by China Environment United (Beijing) Certification Center Co., Ltd (Environment Conformity Assessment Center of State Environment Protection Bureau), Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.

(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007.

(4)
In December 2008, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.

(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.

(6)
This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.

(7)	Fuwei starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.

(8)
Fuwei has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkage film. All these have been widely used in production.

(9)	The brand of Fuwei has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.

(10)	Under the fierce competition, Fuwei is encouraged by the government to develop the new products.

Business Prospects

In 2010, the recovery of global economy and strong growth of Chinese economy leads to the rapid development of BOPET industries, such as the substantial rise of products price and the gross margin.

We have identified thick BOPET film, which is mainly used in the electrical and electronics industries, as a key market segment for potential growth. The thick BOPET film is mainly used in the electronics, electricity and solar energy industry. The thick film rapidly grows with the development of the above-mentioned industry. Currently, most of the high-end thick film products including thin film transistor-liquid crystal display (or TFT-LCD) screens are obtained from overseas.

Business Development Strategies

As a primary part of our business strategy, we will speed up the construction of production line for thick films. We believe that we have the ability to increase our sales and expand our markets. We will continue to improve our products by developing new functions and applications of the BOPET films and bettering our products mix. Meanwhile, we will continue to secure opportunities to develop new domestic and overseas customers. We believe that expanding the overseas business is a key part of our business strategy. So we will continue to focus on the development of the BOPET industry and look for the opportunities for merger and acquisition.

Our future plans include:

Continued construction of the new BOPET production line

We have commenced the construction of a new production line capable of producing BOPET film that is between 38 to 250µm in our current premises in Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, including TFT-LCD screen films. We expect to penetrate into the electrical, electronics and solar energy industries with this new BOPET film. Such industries for high-end and special usage currently rely on expensive imports. The total investment amount of the new production line was about US$ 50 million.

Expansion into overseas markets

We believe that the overseas markets hold significant potential for future growth. We believe that our venture into the overseas markets which began in 2004 has been successful. Although we are not focused on any particular overseas market, we have identified Europe, Asia and North America as our primary overseas markets.

Our overseas sales were significantly affected by the anti-dumping investigations conducted by South Korea and the United States against BOPET manufacturers originated from China, India and other countries and the appreciation of Renminbi. However, we still believe there is a great potential in overseas BOPET market. Therefore, we will continue to carry out the marketing in the overseas market to attract new clients. As a result of the significant increase in the overseas market demand in 2010, we saw significant increase in export volume, especially in Europe and Asia.

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D area. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 9 patents have been granted and 12 patents are pending.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. We currently produce BOPET films from the three production lines, with an aggregate annual designed production capacity of 30,600 metric tons with thicknesses varying between 6 - 125µm.

BOPET is a high quality plastic film manufactured using the biaxially-oriented stretch (transverse and machine direction) technique. Our advanced production process improves the physical properties of the plastic film such as its tensile strength, resistance to impact, resistance to tearing and malleability. The high dimensional stability of the film over a wide range of humidity and temperature fulfills the basic requirements for flexible packaging. The film is light-weight, non-toxic, odorless, transparent, glossy, moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other processes. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. The three-layer co-extruded structure enables us to develop high-quality BOPET products.

BOPET film has been widely used in the packaging (such as food, pharmaceutical, cosmetics, cigarettes, alcohol), imaging (such as printing plates and microfilms), and electronics and electrical (such as wire and cable wrap, capacitors and motor insulation). Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films.” Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses in the PRC, in particular the coastal region. We also export our products to packaging customers and distributors mainly in Europe, Asia, and North America.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2008, 2009 and 2010:

Category	2008	2009	2010
Printing film	12.6%	11.0%	15.3%
Stamping foil film	31.2%	54.5%	56.2%
Metallization film	10.1%	10.9%	5.6%
Specialty film	24.0%	10.6%	17.5%
Base film for other applications	22.0%	13.1%	5.4%

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

Metallization film

This is an aluminum plating base film that displays good thermal stability and tensile strength and provides good adhesion between film and aluminum layer. This is mainly used for vacuum aluminum plating for flexible plastic lamination.

Specialty film

We mainly produce the following types of specialty film:

•	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically-enhanced packaging purposes.

•	Heat-sealable film: Film with a three layer structure. The heat-sealable film is primarily used in construction, printing and making heat sealable bags.

•	Laser holographic base film: A directly embossable film with high transparency, used as anti-counterfeit film and for aesthetics for food, medicine, cosmetics, cigarette and alcoholic packaging.

•	Dry film: Generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching.

•	Heat shrinkage film is widely used for special-shaped packaging for alcohol, cans, mineral water and cleaning products.

Base film for other applications

Base films for other application are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

We currently operate three production lines. The first line is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 metric tons of BOPET film, the products of which ranged from 6 to 125µm. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual designed production capacity of 16,100 metric tons of BOPET film. Another is a Mitsubishi trial production line which has an annual designed production capacity of 1,500 metric tons. As of December 31, 2010, our manufacturing operations had a total annual designed production capacity of 30,600 metric tons based upon 7,200 production hours per annum.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2010, our total inventories amounted to approximately RMB 52.6 million and our raw materials, work-in-progress, finished goods and consumables and spare parts made up approximately 36.8%, 2.7%, 52.6% and 7.9% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2008, 2009 and 2010 were 34.9, 45.9 and 47.2, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

There were no provisions for inventory obsolescence, inventory written off or inventory written down to net realizable value in 2010.

Manufacturing Facilities and Utilization Rates

As of December 31, 2010, we have the following production lines:

Production Line	Designed Production Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 8 years
DMT Production Line	16,100 tons per annum	Approximately 15 years
Trial Production Line	1,500 tons per annum	Approximately 9 years

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

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2008, 2009 and 2010, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2008	2009	2010	2008	2009	2010
Brückner Production Line	12,092	11,823	12,141	93.0%	90.9%	91.1%
DMT Production Line	13,769	13,822	15,995	85.5%	85.8%	99.1%

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

As of December 31, 2010, our product inspection and quality control department comprised of 19 employees. We have one manager, 8 process inspectors and 8 end-product inspectors and 2 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensures that our production process, raw materials and end products are of the quality to our customers’ satisfaction. Only products which have been endorsed with our certified quality marks are delivered to our customers.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filters every 20-35 days and this replacement process takes about six to eight hours. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our monthly average downtime for 2010 (primarily for maintenance) was less than 1.2% of our monthly production time.

For 2010, the rejection rates of our products were generally less than 0.8% of our total production volume. Defective or inferior products that do not fulfill our quality control standards are recycled.

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

Product	Achievement
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

Heat shrinkage film
To change the heat shrinkage rate by enlarging the draw ratio.  It is mainly used for PET beverage bottle shrinkable tags. Hot shrink film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives and Applications	Commercialization Date Expected
Smooth heat-sealable film	To improve the static and kinetic friction by adding special additive, smooth heat-sealable film is widely used in the package of mosquito-repellent incense and so on.	April 2011
Flame retardant film	It has a property to reduce or delay the propagation of flame whereby the combustion is slowed, terminated or prevented if the heat source is removed.	September 2011
Metal-adhesion improved film	To improve the peel strength after be metalized sealing. Mainly used for liquid packages.	December 2011

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

Our expenditure on research and development, excluding staff salaries and related expenses, in 2008, 2009 and 2010 were as follows (in thousands):

	Year Ended December 31, 2008		Year Ended December 31, 2009		Year Ended December 31, 2010
	RMB
Research and Development Expenses	2,631	(1)	4,722	(2)	8,058	(3)

(1)& (2)& (3)  In addition to the above-mentioned Expenses in 2008, 2009 and 2010 of RMB 2,631, RMB 4,722 and RMB8,058, respectively, the R&D capital expenditure was RMB 3,200, RMB 5,5 00 and RMB 4,434.

We view research and development as an essential part of our business. In the face of increasing competition, we increased our expenditure on research and development from 2008 to 2010, as we believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2010, our sales department comprised of 13 employees in the domestic sales division and 4 employees in the over sales division. Our marketing department comprised of 2 employees.  Our sales department is responsible for our market penetration, such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Marketing department is responsible for market research, development and promotion.  Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with our sales personnel. They have established and maintained close business relationship with our key customers.

Customers and Markets

Over the past years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In addition, we entered into dry films market and maintain good relationship with major dry films customers.

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2010, sales from our domestic and overseas customers constituted approximately 79.3% and 20.7%, respectively, of our annual revenue.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2008, 2009 and 2010:
	Percentage of Total Revenue (%)
	2008	2009	2010
Southeast Films Technology Co., Ltd.	1.8	3.9	6.3
Transparent Paper Limited	-	0.9	4.9
Dongguan Klaser Technologies Co., Ltd.	4.9	7.2	4.7
Jiaxing Hengli Trading Co., Ltd.	-	0.3	4.2
Dare Technical Co., Ltd. Danyang Advance Packaging Material Subsidiary Company	3.4	5.0	3.3

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, since 2010, some transactions are performed in cash.

We offer a basic salary and commission package for our sales personnel. The scale for the commission payable is dependent on a number of factors such as sales completion targets, debt collection, customer service rendered, and development of new customers.

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

The following are the suppliers that supplied 5% or more of our purchases of raw materials for each of the years ended December 31, 2008, 2009 and 2010:
		Percentage of total purchases (%)
	Supply	2008	2009	2010
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	44.8	45.8	42.4
Jiangyin Huaxing Compound Co., Ltd.	PET resin	9.7	12.5	11.6
Mahongany Joy Investment Ltd.	PET resin	-	-	11.1

Note: To our knowledge, Jiangyin Huaxing Compound and Mahongany Joy Investment Company are related companies.

We purchase the majority of our PET resin from Sinopec Yizheng as the quality of its supply of PET resin consistently meets our requirements. We currently have an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply us fixed quantities of PET resin monthly at the prevailing market prices.  Such supply agreement is renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases of raw materials are on a cash basis. While we believe that there are only a limited number of suppliers of PET resin that can consistently meet our quality and quantity requirements on a timely basis, there are many PET resin suppliers in the PRC or overseas market from whom we may easily obtain PET resin, on a short-term basis, if necessary.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our major suppliers mentioned above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:
	Percentage of Total Purchases (%)
Raw Material	2008	2009	2010	Country
PET resin	77.2	76.0	75.5	PRC, Korea
Additives	22.8	24.0	24.5	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. Since September 2008, the intense fluctuation of the crude oil price has significantly affected the price of raw materials. In 2010, the oil price continued to increase, especially at the end of 2010, the price increased by 14.4% compared to the price at the end of 2009.  Therefore, the price for raw materials continued to increase and at the end of 2010 it increased by 21.0% compared to the price at the end of 2009.

As we are unable to predict the price movements of such raw materials and to minimize the impact of such price fluctuations on our cost, we generally purchase such raw materials in quantities sufficient for our production process for approximately one or two weeks. In 2010 along with the economy recovery and based on the orders from our customers we stored some raw materials.  This way we saved some purchase costs. We may also adjust the prices of our end products, when appropriate, and pass portion of cost increases to our customers. Failure to transfer all the increase in cost to our customers may adversely affect our operating income.

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

(1)
This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2010.

The production of BOPET film requires a large capital investment. We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;

•	quality and reliability of products;

•	technical/manufacturing capability;

•	industrial reputation; and

•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Ningbo Shunsu Film Co., Ltd.

We believe that we have established a good reputation and management track record as a manufacturer of BOPET film and are able to offer quality products.

C. Organizational structure.

The following table set forth the details of our subsidiaries as at the date of this Annual Report:

Name	Country of Incorporation	Ownerships Interests	Direct Parent

Fuwei Films (Shandong) Co., Ltd.	Weifang Shandong, China	100% wholly owned by Direct Parent	Fuwei Films (BVI) Co. Ltd.

Fuwei Films (BVI) Co., Ltd.	British Virgin Islands	100% wholly owned by Direct Parent	Fuwei Films (Holdings) Co. Ltd.

Fuwei Films USA LLC	South Carolina, USA	60% owned by Direct Parent	Fuwei Films (Holdings) Co. Ltd.

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Most of our land use rights, office buildings and two facilities in operation have been mortgaged to a bank in the PRC for loans totaling RMB 162 million.

We are in the process of constructing our new production line located in Weifang Hi & New Technology Development Zone. We anticipate that this new production line will produce BOPET film that is between 38 to 250µm. The BOPET film produced using this new production line is targeted at industrial use, including TFT-LCD. The construction of the plants has already been completed.  We initially planned to complete the production line construction at the end of 2008.  However, this production line was not constructed as planned, since we are unable to raise funds through issuing shares or bonds as a result of our major shareholder issues and global financial crisis. Currently, we are negotiating with the German equipment provider to reach an agreement so that we can continue working on the construction of the production line. It is estimated that the production line will be put into operation by the end of 2012.

Item 4A. Unresolved Staff Comments

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

Overview

We develop, manufacture and distribute high quality plastic film using the biaxially oriented stretch technique, otherwise known as BOPET film. Since the establishment of the Company, all of our revenues have been derived from the sales of BOPET film. We sell majority of our BOPET film products to domestic customers in China in the flexible packaging industry. We established an overseas sales division in June 2004 and have been selling our products into overseas markets. Currently, we sell our products to Europe, Asia, North America and other overseas markets.

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

Subsequent to the auction for several years, the PRC government conducted an investigation into the conduct of certain individuals in connection with such transactions. In March 2009, Messrs Yin, Wang and Zhou committed the crime of corruption by verdict of the Jinan Intermediate People’s Court in the city of Jinan, Shandong Province. In November 2009, the Company became aware of the final verdict issued by the Supreme People's Court of Shandong Province. The Supreme People’s Court upheld the initial verdict issued by the Intermediate court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years, and the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment. All of the personal property of the three individuals will be confiscated.

At the time of the Company’s initial public offering, we had obtained an opinion of PRC counsel with respect to the validity of the auction proceedings under PRC law, although you should read the description of the opinion and the subsequent development in March 2009 described under the title “Risk Factors — The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business”. Certain of the assumptions relied upon in providing that opinion have been called into question by the verdict referred to above.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

During the period for the years ended 2008, 2009 and 2010, the total cost of raw materials made up approximately 78.6%, 73.3% and 77.2% of our cost of goods sold, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 74.3% and 25.7%, respectively, of our total cost of raw materials in 2010. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is also largely used in the textile industry and accordingly the demand from that industry will also affect the price of PET resin.

Although we try to pass on all increases in our raw material costs to our customers, and have generally been able to pass certain partial increases in recent years on to them, we are occasionally constrained partially in this regard by industry practice and preexisting obligations. We obtain a significant amount of the PET resin used at our facilities from one supplier, who has agreed to supply us fixed quantities of PET resin monthly at the prevailing market price. We have not engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components.

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as our printing films, stamping films and metallization films, is typically driven by supply and demand conditions in the market. We have more control over setting the prices for our specialty products, such as our high-gloss films and heat sealable film.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as processed foods, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2008, 2009 and 2010, approximately 86.9%, 88.9% and 79.3%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending, increase the demand for our customers’ products and consequently increase the demand for our BOPET film. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

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

Competition

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability. Our past financial performance is attributable to our market position in the industry. Over time, there may be new investors into our industry, and the current BOPET film manufacturers may expand their production capacity. We believe that currently our major competitors in the BOPET manufacturing market in the PRC include Dupont Hongji Films Foshan Co., Ltd., Yihua Toray Polyester Film Co., Ltd., and Ningbo Shunsu Film Co., Ltd.

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

Description of Certain Statements of Income Line Items

Revenues

Revenue from the sale of our domestic BOPET film products is recognized when significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods, or when the amount of revenue and costs incurred or to be incurred in respect of the transaction cannot be measured reliably. In respect of our overseas sales, we ship directly to the destinations of our overseas customers and our revenue is recognized at the time when we receive customs clearance of our exports. Most of our overseas sales are conducted on a Cost, Insurance and Freight (or “CIF”) basis, meaning that we pay the costs and freight necessary to get the products to the port of destination, and the risk of loss is transferred from us to the buyer when the goods pass the ship’s rail at the port of destination. In addition, we have to procure marine insurance against the buyer’s risk of loss of damage to the goods during the carriage. Most of our sales invoices are denominated in the Renminbi Yuan, although certain of our overseas sales are denominated in US dollars.

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Materials costs	78.6%	73.3%	77.2%
Energy expense	8.2%	9.0%	7.4%
Factory overhead	9.0%	13.1%	11.3%
Packaging materials	2.9%	3.0%	2.8%
Direct labor	1.3%	1.6%	1.3%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 74.3% and 25.7%, respectively of our total materials costs in 2010.

Energy expense

Energy expense includes water, electricity and gas costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2010, the repair and maintenance of our machinery and equipment were RMB 12.2 million, accounting for 26.5% of Cost of Goods Sold, including overhaul repairs of the two production lines equipments in 2010 and maintenance fees of the trial production lines.

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

Finance Costs

Finance costs comprise mainly of interest expense relating to our loans, exchange deficit and bank charge.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Developing High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and enjoyed the favorable income tax rate of 15% pursuant to the New Tax Law in 2008, 2009 and 2010.

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2010, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 1.9% and 3.3% in 2008, 2009 and 2010, respectively.

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

Goodwill Impairment Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired.  Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist.  Impairment testing is performed at a reporting unit level.  An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis.  A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce.  Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

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

As of December 31, 2010, our largest trade debtor was Yangzhou Haikesaier Co., Ltd., a company based in China. The trade receivables from Yangzhou Haikesaier Co., Ltd. amounted to approximately RMB1.2 million as of December 31 2010.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2008, 2009 and 2010 is as follows (in thousands):

	2008	2009	2010
	RMB	RMB	RMB	US$
Balance at beginning of year	2,644	4,074	2,259	342
Bad debt (recovery) / expense	1,430	(1,713)	(119)	(18)
Write-offs	-	(102)	-	-

Balance at end of year	4,074	2,259	2,140	324

Impairment of Long-lived Assets We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset grouping may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset grouping to our estimate of the related total future undiscounted net cash flows. If an asset grouping’s carrying value is not recoverable through the related undiscounted cash flows, the asset grouping is considered to be impaired. The impairment is measured by comparing the difference between the asset grouping’s carrying value and its fair value. We estimate the fair value of an asset group based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates and cost of capital, among others. We also make certain assumptions about the level of demand for our products in the marketplace, our cost levels, future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Impairments of long-lived assets are determined for groups of assets related to the lowest level of identifiable independent cash flows. Our operating subsidiary, Shandong Fuwei, currently operates three production lines. Since our products are capable of being produced, and are produced, on multiple lines, each production line cannot produce cash flow separately resulting from the combined administrative expense, R&D, market and sales, etc. Therefore, the Company considers whole assets as an asset group. The estimated undiscounted net cash flow was higher than the net carrying amount of asset as of December 31, 2008, 2009 and 2010, hence there was no impairment of long-lived assets recognized for the year ended December 31, 2008, 2009 and 2010.

Results of Operations

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on page F-1 of this Annual Report.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
	(% of Total Revenue)
Gross profit	15.7	7.7	26.0
Operating expenses	(10.2)	(12.8)	(14.1)
Other expense	(0.8)	(2.0)	(1.8)
Income tax benefit / (loss)	(0.7)	1.3	(2.2)
Net income / (loss)	4.1	(5.9)	8.1

Fiscal year ended 2010 compared to fiscal year ended 2009

Revenues

Our revenue can be analyzed as follows (in thousands):

	December 31, 2010			December 31, 2009
	RMB	US$	% of Total	RMB	% of Total

Printing film	76,720	11,604	15.3%	35,231	11.0%
Stamping film	282,033	42,656	56.2%	174,356	54.4%
Metallization film	28,108	4,251	5.6%	35,138	10.9%
Specialty film	87,956	13,303	17.5%	34,004	10.6%
Base film for other applications	26,641	4,029	5.4%	42,002	13.1%

Total	501,458	75,843	100%	320,731	100.0%

During the fiscal year ended December 31, 2010, our revenues were RMB 501.5 million, which was an increase of RMB 180.7 million or 56.3%, as compared to the same period for 2009. The significant increase in sales was mainly due to the significant increase of average unit sales price.

In 2010, sales of specialty films were RMB 88.0 million and 17.5% of our total revenues as compared to RMB 34.0 million and 10.6% in 2009, which was an increase of RMB 54.0 million, or 158.7%, as compared to the same period in 2009. The increase was mainly attributable to the increased demand for high value-added packaging. Furthermore, the increase of the sales of some specialty films, such as dry films also attributed to the sales increase.

Overseas sales were RMB 103.7 million or US$15.7 million, or 20.7% of total revenues, compared with RMB35.6 million or 11.1% of total revenues in 2009. The increase of the overseas sales mainly attributes to the increase of the overseas market and the sales price of BOPET products.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2010 and 2009 (amounts in thousands):

	December 31, 2010			December 31, 2009
	RMB	US$	% of Total	RMB	% of Total
Sales in China	397,781	60,162	79.3%	285,120	88.9%
Sales in other countries	103,677	15,681	20.7%	35,611	11.1%

Total	501,458	75,843	100.0%	320,731	100.0%

Cost of Goods Sold

Our cost of goods sold was RMB 370.9 million for the year ended December 31, 2010, which was an increase of RMB 74.8 million, or 25.3%, as compared to the same period for 2009. The increase resulted from the increased unit material price compared to the same period in 2009.

Gross Profit

Our gross profit during the year ended December 31, 2010 was RMB 130.6 million representing a gross margin of 26.0%, increasing RMB 106.0 million or 430.4%, compared to RMB 24.6 million or 7.7% for the year ended December 31, 2009. The increase in gross margin was mainly due to the increase of sales price being more than the increase of cost of sales.

Operating Expenses

Our operating expenses during the year ended December 31, 2010 was RMB 70.9 million, which was an increase of RMB 29.8 million, or 72.3%, as compared to the same period for 2009. This increase was mainly due to the increase of R&D expenses, accrued class action indemnity and related legal fees, and overseas sales expenses.

Other Expense

Our other expenses during the year ended December 31, 2010 was RMB 8.9 million, which was an increase of RMB 2.4 million, or 37.0%, as compared to the same period for 2009. The increase was mainly due to bank loan interest increase of RMB 2.3 million.

Income Tax Benefit/(Expense)

The effective tax rate was 21.8% and 17.7% in 2010 and 2009, respectively. The higher effective tax rate in 2010 was primarily due to higher proft in 2010 and the carryforward net loss for the period ended 2009.

Fiscal year ended 2009 compared to fiscal year ended 2008

Revenues

Our revenue can be analyzed as follows (in thousands):

	December 31, 2009			December 31, 2008
	RMB	US$	% of Total	RMB	% of Total

Printing film	35,231	5,161	11.0%	56,611	12.7%
Stamping film	174,356	25,539	54.4%	139,598	31.2%
Metallization film	35,138	5,147	10.9%	45,152	10.1%
Specialty film	34,004	4,981	10.6%	98,536	22.0%
Base film for other applications	42,001	6,152	13.1%	107,409	24.0%

Total	320,731	46,980	100.0%	447,307	100%

During the fiscal year ended December 31, 2009, our revenues were RMB 320.7 million, which was a decrease of RMB 126.5 million or 28.3%, as compared to the same period for 2008. The decrease in sales is mainly because the decrease of average unit sales price and the closing of leased production line, which caused the revenue to decrease RMB 74.8 million and RMB 51.7 million respectively compared to the same period in 2008.

In 2009, sales of specialty films were RMB 34.0 million and 10.6% of our total revenues as compared to RMB 107.4 million and 24.0% in 2008, which is a decrease of RMB 73.4 million, or 68.3%, as compared to the same period in 2008. The decrease was attributable to the decreased demand for high value-added packaging caused by financial crisis which further caused the decreased demand for specialty films. Furthermore, we adjusted the composition of products portfolio, reducing sales of some specialty films, such as matte films. In 2009, the sales of specialty films such as dry films increased.

Cost of Goods Sold

Our cost of goods sold was RMB 296.1 million for the year ended December 31, 2009, which was a decrease of RMB 80.8 million, or 21.4%, as compared to the same period for 2008. The decrease resulted from the decreased unit material price and the closing of the leased production line, which caused the total cost of goods sold to decrease RMB 35.1 million and RMB 45.7 million respectively compared to the same period in 2008.

Gross Profit

Our gross profit during the year ended December 31, 2009 was RMB 24.6 million representing a gross margin of 7.7%, compared to RMB 70.3 million or 15.7% for the year ended December 31, 2008. The decrease in gross margin was mainly due to the decline in sales quantity of specialty films which further led to a sharp decline in average unit sale prices.

Operating Expenses

Our operating expenses during the year ended December 31, 2009 was RMB 41.2 million, which was a decrease of RMB 4.6 million, or 10.0%, as compared to the same period for 2008. The decrease was mainly due to decline of the maintainance expenses as a public company.

Other Expense

Our other expenses during the year ended December 31, 2009 was RMB 6.5 million, which was an increase of RMB 3.0 million, or 86.1%, as compared to the same period for 2008. The increase was mainly due to the decrease of capitalized expenditure of interest by RMB 6.0 million.

Income Tax Benefit/(Expense)

The effective tax rate was 17.7% and 14.0% in 2009 and 2008 respectively. The higher effective tax rate in 2009 was primarily due to the net loss for the period ended 2009, hence, no income tax was incurred only deferred tax benefit.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

Our capital expenditures in 2010 have been primarily financed through short-term borrowings from financial institutions. The interest rates of short-term borrowings from financial institutions during the three-year period from 2008 to 2010 ranged from 0% to 6.73%, and these borrowings may not be prepaid prior to maturity.

Since our inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of the Brückner and DMT production lines and our working capital needs. On December 31, 2010, we had borrowings of RMB 172.0 million including four different loan agreements with four financial institutions in the PRC. In June 2010, we signed an extension for our RMB137.0 million loan agreement, which will expire in June 2011.

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

We obtained two new short-term loans on June 7, 2010 and June 8, 2010, for RMB70 million maturing on June 6, 2011, and for RMB67 million maturing on June 7, 2011, respectively. The annual interest rate is up by 10% compared with the fixed benchmark interest rate 5.56% announced by the People’s Bank of China. As of December 31, 2010, the effect interest rate is 6.116%.

We entered into three interest-free Loan Contracts with the Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10 million, effective January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10 million, effective January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5 million, effective December 2, 2008, with a maturity date of December 2, 2011.

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$ 477,000 which was secured by a deposit of RMB 3.3 million with an interest rate of 1.38375%, 0.2% down float by trading day’s LIBOR interest, in order to reduce the currency translation cost of Shandong Fuwei. Proceed of the loan of US$ 477,000 was paid off on June 4, 2010.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd., for a term of eight years effective as of October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.4 million per year with the remaining principal balance of RMB3.3 million paid in 2017. The annual interest rate is 5.52% which is down by 10% compared to the fixed benchmark of 5-year interest rate announced by the People’s Bank of China. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for our key projects.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2008, 2009 and 2010 is as follows:
	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
	(RMB in thousands)
Net cash generated from operating activities	80,027	7,988	98,574

Net cash generated/(used in) investing activities	(76,750)	(5,657)	52,012

Net cash generated/(used in) from financing activities	(18,262)	8,415	(6,179)

Effect of foreign exchange rate change	(104)	236	16

Net increase/(decrease) in cash and cash equivalents	(15,086)	10,981	144,423

Cash as at the beginning of the year	30,909	15,823	26,804
Cash as at the end of the year	15,823	26,804	171,227

Operating Activities

Net cash provided from operating activities was RMB 98.6 million for the year ended December 31, 2010 as compared to RMB 8.0 million for the year ended December 31, 2009. The increase was mainly due to the increase of net income and increased advance from our customers.

Net cash provided from operating activities was RMB 8.0 million for the year ended December 31, 2009 as compared to RMB 80.0 million for the year ended December 31, 2008. The decrease was mainly due to the decline of net income and increased inventories.

Net cash provided from operating activities was RMB 80.0 million for the year ended December 31, 2008 as compared to RMB 82.9 million for the year ended December 31, 2007. The decrease was mainly due to the decline of net income which resulted from the financial crisis in the fourth quarter that caused the inventory cost to be higher than the sales price.

Investing Activities

Net cash provided from investing activities was RMB 52.0 million in 2010 due to the retrieval of the advance of the equipment.

Net cash used in investing activities was RMB 5.7 million in 2009 which is mainly used in equipment purchase and payment for constructions.

Net cash used in investing activities was RMB 76.8 million in 2008 which is mainly used in rebuilding the equipment of the second production line, expenditures related to the third production line and the equipment for trial production line.

Financing Activities

Net cash used in financing activities was RMB 6.2 million for the year ended December 31, 2010, which was mainly due to repayment of the bank loans.

Net cash generated from financing activities was RMB 8.4 million for the year ended December 31, 2009, which was mainly from bank loans.

Net cash used in financing activities was RMB 18.3 million for the year ended December 31, 2008, which was mainly used to repay short-term loans to banks and pay the interest.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2008, 2009 and 2010, approximately 86.9%, 88.9% and 79.3%, respectively, of our revenue was denominated in RMB and the remainder was in US dollars. The proportion of raw materials we procured within the PRC during 2008, 2009 and 2010 were 93.4%, 95.6% and 85.1%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2008, 2009 and 2010 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2008, 2009 and 2010 were as follows:
	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
	(RMB in thousands)
Buildings	-	-	-
Plant and equipment	50,553	7,924-	7,447
Motor vehicles	466	-
Assets under construction	4,645	1,462	1,257
Others (computer and furniture fittings)	4,134	-	1,241
Total	59,798	9,386	9,945

The following table summarizes our contractual commitments as of December 31, 2010 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	134,830	88,920	45,910	-	-
Bank loans(ii)
Principal	172,000	142,000	20,000	-	10000
Interest(iii)	8,846	8,846	-	-	-
Operating leases(iv)	401	401	-	-	-
Total	316,077	240,167	65,910	-	10,000

(i)	The purchase of equipment has been financed by the sale of our ordinary shares and in the future would be financed by bank borrowings and internally generated funds from operations.

(ii)
We had short-term of RMB 142.0 million on December 31, 2010 that are due at various times in 2011. We also have long-term loans for RMB 30.0 million. We renegotiated substantially all of our outstanding indebtedness resulting in approximately RMB 162.0 million of secured indebtedness of the total outstanding. Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.

(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by People Bank of China on December 31, 2010 plus an estimated risk premium on borrowing.

(iv)
The operating leases mainly relate to our rental of warehouse. The term of these leases typically ranges from 1 year, and are renewable, subject to renegotiation of terms, upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 1.9% and 3.3% in 2008, 2009 and 2010, respectively.

Recent Accounting Pronouncements

Business Combinations:   In December 2010, the FASB issued amended guidance related to Business Combinations. The amendments affect any public entity that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company will assess the impact of these amendments on its consolidated financial statements if and when an acquisition occurs.

Intangibles-Goodwill and Other:    In December 2010, the FASB issued amended guidance related to Intangibles-Goodwill and Other. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not believe that this guidance will have a material impact on its consolidated financial statements.

Subsequent Events:    The FASB has issued amended guidance for subsequent events. The amendment removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC's literature. All of the amendments were effective upon issuance (February 24, 2010). The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Fair Value Measurements:    In January 2010, the FASB issued amended guidance for Fair Value Measurements and Disclosures. This update requires some new disclosures and clarifies existing disclosure requirements about fair value measurement. The FASB's objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, this update requires that a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, this update clarifies the requirements of existing disclosures. For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This update was adopted on January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company does not believe that this guidance will have a material impact on its consolidated financial statements.

Receivables:  In July 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU No. 2010-20 amends the guidance with ASC Topic 310, “Receivables” to facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables; (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (3) the changes and reasons for those changes in the allowance for credit losses. The amendments in ASU No. 2010-20 also require an entity to provide additional disclosures such as a rollforward schedule of the allowance for credit losses on a portfolio segment basis, credit quality indicators of financing receivables and the aging of past due financing receivables. The Company is required to adopt ASU No. 2010-20 as of December 15, 2010 and is currently evaluating the impact the new disclosure requirements will have on its financials statements and notes.

Research and Development, Patents and Licenses

We rely on copyright, patent, trademark and other intellectual property law, nondisclosure agreement and technical know-how to protect our intellectual property and proprietary rights. We enter into confidentiality and licensing agreements with the relevant employees. Our senior employees and employees who work in our research and development department and other technical departments have signed agreements acknowledging that we own the rights to all technology, inventions, trade secrets, works of authorship, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business or our property and that they must assign any ownership rights that they may claim in those works to us. As most of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property.

As of the date of this Annual Report, we have received 9 patents from, and have 12 patent applications pending with, the Patent Office of the National Intellectual Property Office of China with respect to our BOPET film technology. Two of these applications are not being used in our production process as they require expensive imported raw materials and, furthermore, they have been replaced by the films used in LCD and electronic products in the market.

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

Trend Information

The Company has been aware of some new production lines contract signed by the existing suppliers and new entrants of the BOPET industry in 2010. We expect the China’s BOPET production capacity to increase significantly in the next two to three years. Since the increase of production capacity is far above the increase of market demand, the supply will be over the demand in the BOPET industry. There will be fierce competition in the BOPET industry.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Our directors and executive officers and their present positions with us, as of December 31, 2010, are as follows:

Directors and Executive Officers

Name	Age	Position
Xiaoan He	49	Chairman and Chief Executive Officer

Xiuyong Zhang	41	Chief Financial Officer and Director

Tee Chuang Khoo (1)(2)	65	Independent Director

Changrong Ji (1)(2)(3)	65	Independent Director

Shan Jiang (1)	64	Independent Director

Zhibing Qian(4)	46	Senior Vice President and Secretary

Xiaoming Wang	51	Vice President (Production) of Shandong Fuwei

Hanyong Lee (5)	55	Vice President (Research & Development) of Shandong Fuwei

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	On March 24, 2011, Mr. Qian submitted his resignation from his position as the Senior Vice President and Secretary of the Company, effective April 2, 2011.
(5)	Mr. Lee resigned from his position as the Vice President (Research & Development) of Shandong Fuwei in November 2010.

Information about Directors and Officers

Set forth below is certain information with respect to each director and officer as of December 31, 2010:

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

Xiuyong Zhang has been a director of our Company since November 2007. He began serving as our Chief Financial Officer on April 11, 2008. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He is responsible for the day-to-day management of our investment, financing, accounting and auditing matters in the Company and financing, financial and taxation matters for its subsidiary. Prior to joining us as a director of the Company, Mr. Zhang has also been the director of Shandong Fuwei since July 2004, and the Vice President since January 2005. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. Mr. Zhang was jointly certified as a Public Valuer by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Professional Certification in Law from China University of Political Science and Law and China Central Radio and TV University in 2005. He received the Certification of Financial Accounting from the Shandong Television University in 1996.

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

Shan Jiang has been a director of our Company since August 2010. He is a Partner of C&I Partners Legal Firm in Beijing since 1995. Prior to that, he worked in Legal Affairs Center of China from 1986 to 1995; and he worked in maritime court office in Ministry of Communications from 1982 to 1986. Mr. Shan Jiang graduated from Renmin University of China majored in Economic Law in 1985.

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

Nasdaq Rule 5605(b)(1) requires that the Board be comprised of a majority of Independent Directors as such term is defined in Rule 5605(a)(2). The Company provided Nasdaq with a notice on December 25, 2007 stating that as a “Controlled Company”, it is exempt from the requirements of Rule 5605(b)(1). Pursuant to Rule 5615(c)(1), a “Controlled Company” is a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Currently, as of the date of this Annual Report, Apex Glory Holding Limited holds 53% of our outstanding ordinary shares of the Company. As a result, Fuwei is considered to be a Controlled Company and relied upon the exemption from December 25, 2007

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo, Changrong Ji and Jiang Shan. On August 4, 2010, the board of directors appointed Mr. Shan Jian to be a director and a member of the Audit Committee of the Company. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit Committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Mr. Changrong Ji is the sole member of our Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should read “Description of Share Capital - Differences in Corporate Law” for a more complete discussion of these matters.

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 8 persons for the year ended December 31, 2010 was approximately RMB 2.2 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Employment and Service Agreements

Executive Officers

We have entered into a service agreement dated as of April 27, 2005, with Mr. Xiaoan He for the position of Chief Executive Officer for a term of three years, effective December 25, 2006. On December 26, 2009, we extended the agreement with Mr. He for three years to December 25, 2012. Under this Service Agreement, Mr. He’s annual basic salary is RMB 500,000 and is eligible for a discretionary bonus.

We have also entered into a service agreement with Mr. Xiuyong Zhang, our Chief Financial Officer. The first duration of his Service Agreement began from March 1, 2006 to March 1, 2009. Upon its expiration, we extended the term of his agreement for another three years to March 1 2012. Under the term of his initial Service Agreement, Mr. Zhang was entitled to an annual basic salary of RMB 300,000. As approved by the board of directors, Mr. Zhang’s annual salary was adjusted to RMB 350,000 effective as of January 1, 2011. Mr. Zhang can terminate his Service Agreement upon three months prior written notice or by paying the Company a sum equaling to three months salary in lieu of such notice. The Service Agreement may also be terminated by either party pursuant to the applicable provisions of the China Labor Law.

We have also entered into service agreements with our other executive officers. The initial term of Mr. Xiaoming Wang’s Service Agreement was three years commencing from April 2, 2007. Upon expiration of his Service Agreement, it was renewed for two years to December 31, 2011. The initial term of Mr. Zhibing Qian’s Service Agreement was two years commencing from April 2, 2007. Upon expiration of his Service Agreement, it was renewed twice for one year in April 2009 and 2010. On March 24, 2011, Mr. Qian submitted his resignation from his position as the Senior Vice President and Secretary of the Company, effective April 2, 2011.We entered into a Service Agreement with Mr. Hanyong Lee for a term of three years commencing on January 8, 2008. Mr. Lee resigned from his position as the Vice President (Research & Development) of Shandong Fuwei in November 2010.

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

Under the terms of their respective Service Agreements, Mr. Zhibing Qian and Mr. Xiaoming Wang are jointly entitled to an annual basic salary of RMB 600,000 effective January 1, 2011. Their annual salaries may be revised at the discretion of the Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements. On March 24, 2011, Mr. Qian submitted his resignation from his position as the Senior Vice President and Secretary of the Company, effective April 2, 2011.

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

C. Board practices.

Our Articles provide that our board of directors will consist of not less than two directors. At each annual general meeting, one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation except that the chairman of the board and/or the managing director of our company shall not be required to retire whilst holding such office nor be taken into account in determining the number of directors to retire in each year. A director who is appointed by the board must retire at our next annual general meeting of the shareholders following his or her appointment. A retiring director is eligible for re-election.

D. Employees.

As of December 31, 2010, our total staff consisted of 263 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 25, 2011, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 13,062,500 ordinary shares outstanding as of March 25, 2011.

	Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:
	—		—
Xiaoan He	65,520	(1)	0.5%
Xiuyong Zhang	46,800	(2)	0.4%
Tee Chuang Khoo	—		—
Changrong Ji	—		—
Xiaoming Wang	37,440	(3)	0.3%
Shan Jiang	—		—
Zhibing Qian(4)	—		—
All directors and executive officers as a group ( 8 persons)	187,200		1.1%
5% Shareholders:
Apex Glory Holdings Limited(5)	6,912,503		52.9%
Easebright Investments Limited(6)	1,637,497		12.5%

(1)
Owned by Everise Investment Management Co., Ltd., a Hong Kong corporation (“Everise Investment”). 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. He shares voting and dispositive control with Messrs. Jiang Yong, Xiuyong Zhang, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. He disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 65,520 shares of ordinary shares.

(2)
Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Zhang shares voting and dispositive control with Messrs. Jiang Yong, Xiaoan He, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. Zhang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 46,800 shares of ordinary shares.

(3)
Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Wang shares voting and dispositive control with Messrs. Jiang Yong, Xiaoan He, Xuehua Li and Xiuyong Zhang over the shares held by Everise Investment. Mr. Wang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 37,440 shares of ordinary shares.

(4)	On March 24 2011, Mr. Qian submitted his resignation from his position as the Senior Vice President and Secretary of the Company, effective April 2, 2011.

(5)	Apex Glory Holdings Limited is a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation. Mr. Jun Yin is the sole shareholder of Eastfaith Holdings Limited.

(6)	Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each indirectly own 50% of Goodsuccess Enterprises Ltd.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2008 and ending December 31, 2010.

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

The transactions and balances with related parties are analyzed as follows:

(a) Transactions with Related Parties

During the years ended 2008, 2009 and 2010, we paid approximately RMB 182,625, RMB 136,820 and RMB76,100 (USD$11,510) , respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

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

B. Legal Proceedings

DMT Arbitration

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”). In that proceedings DMT sought monetary damages against Shandong Neo-Luck for approximately US $1,250 plus interest relating to a claim of partial non-payment for the DMT production line, which Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Shandong Fuwei should not be a party to the proceeding; the arbitration should proceed with Shandong Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

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

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.  As of December 31, 2010, Shandong Fuwei has paid US$135 and still US$45 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 was to be paid in installments by the end of December 2008. As of December 31，2010, Neoluck Group has paid US$ 320 and still has US$130 outstanding to DMT.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Shandong Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further that in such event Fuwei might have sustainable claims for damages against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

On January 18, 2010, the Company was advised by the Secretary of The International Court of Arbitration of International Chamber of Commerce (ICC) the arbitration was withdrawn due to DMT’s failure to pay the balance of the advance on costs.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all persons who purchased the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors and shareholders violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all persons who purchased the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO during the period from December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters and certain of its executives (collectively, the “defendants”) violated Sections 11, 12(2) and 15 of the Securities Act of 1933. The complaint also alleged the defendants by misrepresenting or omitting material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors and shareholders.  The Court also appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint  (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”) — Maxim Group LLC, WR Hambrecht + Co.and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, moved to dismiss the claims asserted against them.

On May 14, 2008, the Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.  The Underwriter Defendants separately moved to dismiss the Amended Complaint.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou had been served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou, and requested that the Court take judicial notice of this press release in adjudicating the pending motions to dismiss.

By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part. In ruling on the motion to dismiss, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the motions to dismiss of the defendants were granted in part and denied in part by the court. The Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei’s alleged failure to disclose the DMT arbitration proceeding.  The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs’ remaining claims. However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which set deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery thereafter proceeded.

On March 26, 2010, Fuwei, Messrs. He and Stulga, the Underwriter Defendants, and Plaintiffs, through their respective attorneys, engaged in mediation aimed at resolving the litigation. On June 24, 2010, the parties reached a settlement in principle. Subject to the Court’s approval, Plaintiffs have agreed to accept US$2.15 million in full and final settlement of all claims they have or may have against the Company, certain of its present and former officers, directors, shareholders and the underwriters. Fuwei Films has agreed to contribute US$1.0 million towards the settlement. The signed settlement agreement was submitted to the Court for approval on September 9, 2010. The Court has preliminarily approved the settlement, directed that notice be given to the class, and set a fairness hearing for April 27, 2011.

The Company’s management continues to believe that the plaintiffs’ allegations are without merit. However, in recognition of the attendant risks and costs of continued litigation, and the benefits of resolving the same, the Board of Directors has unanimously consented to settle this case.

As of December 31, 2010, the Company accrued US$1.0 million liability in connection with this litigation excluding defense costs. In accordance with the settlement agreement, the Company has deposit US$0.8 million in the Securities Litigation Settlement Fund account in January 2011.

C．Other significant events

Shandong Fuwei and Dornier had entered an equipment purchase contract for the third production line in January 2007. Shandong Fuwei made the prepayment to Dornier for 3.1 million Euros, Due to the fund shortage of Shandong Fuwei at that time, Dornier terminated the initial contract with Shandong Fuwei. The two parties have been in discussion on a renewed equipment purchase contract. The prepayment made will be considered in the renewed contract together with additional cost of 4.2 million Euros incurred by Dornier, which includes financial cost, storage cost, and equipment modification cost. As of March 25, 2011, we have not entered into the renewed contract because of pending provisions of the renewed contract.

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 per share. As of March 25, 2011, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31,2008	$6.19	$0.70
December 31,2009	$2.07	$0.34
December 31,2010	$4.60	$0.78

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:
Ordinary Shares
(Quarter Ended)	High	Low

March 31,2009	$0.99	$0.32
June 30, 2009	$2.07	$0.65
September 30, 2009	$1.55	$1.10
December 31,2009	$1.93	$1.00
March 31,2010	$1.32	$0.86
June 30, 2010	$1.23	$0.78
September 30, 2010	$1.57	$0.80
December 31,2010	$4.60	$1.11

For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:
Ordinary Shares
(Month Ended)	High	Low
October 31, 2010	$1.84	$1.11
November 30, 2010	$2.60	$1.66
December 31, 2010	$4.60	$2.21
January 31, 2011	$4.85	$3.20
February 28, 2011	$6.55	$4.36
March 24, 2011	$5.57	$3.3

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ordinary shares were included for quotation on the Nasdaq Global Market on December 18, 2006 under the symbol “FFHL”.

D. Other significant events

In November 2009, the Supreme People’s Court of Shandong Province issued the final verdict of our three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. Mr. Yin was sentenced to death, with a stay of execution for two years and the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment. All of their personal property will be confiscated.

Although the management believes that the shares owned by the major shareholders, Jun Yin, Duo Wang and Tongju Zhou will eventually be confiscated by the Chinese government, in accordance with the final verdict issued by the Supreme People’s Court of Shandong Province, it has no knowledge of the timing and procedures involved in enforcing such a verdict.  We have been informed by the Listing Qualification Department of the NASDAQ Stock Market LLC that they view the continuing uncertainty associated with the verdict as a matter of concern, and have contacted the relevant State agency to see if any further information regarding such procedures is available. But as of today, the Company has not received any information regarding the confiscation of shares. In the event that the verdict could not be enforced timely, the Company may ultimately be delisted from the Nasdaq Global Market.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law，Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. We have filed copies of our complete Memorandum and Articles of Association as exhibits to our Annual Report on Form 20-F for the year ended 2006 filed with the SEC on April 2, 2007.

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

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge:

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

The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

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

•
sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•
divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by the NASDAQ Global Market or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated American Stock Transfer and Trust Company as our share registrar. Under Cayman Islands law, a share certificate constitutes admissible evidence as proof of title of its holder to the shares specified on such certificate.

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

Our directors may deduct from any dividend or other money payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

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

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders.  For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

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

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two and there shall be no maximum number of our directors unless our shareholders in the general meeting otherwise determine a maximum number. Initially we have set our board of directors to have 4 directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that every director shall be subject to retirement at least once every three years. Any vacancies on our board of directors or additions to the existing board of directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by any one of our directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors at which a quorum is present shall be competent to make lawful and binding decisions. At any meeting of our directors, each director is entitled to one vote.

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

Anti-takeover Provisions

Neither Cayman Islands nor Delaware law prevents companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, and removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

C. Material Contracts.

We also entered into two Loan Contracts with the Bank of Communications for the amount of (i) RMB 70 million, effective June 7, 2010, with a maturity date of June 6, 2011, and (ii) RMB 67 million effective June 8, 2010, with a maturity date of June 7, 2011. The proceeds of these two loans are being used for acquisition capital and working capital turnover.  In addition, we entered into three interest-free Loan Contracts with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB 10 million effective January 16, 2009, with a maturity date of January 12, 2010, which was  extended for an additional two years from January 13, 2010 to January 2012 after it expired on January 12, 2010; (ii) RMB 10 million effective January 13, 2010, with a maturity date of January 12, 2012; and (iii) RMB 5 million effective December 2, 2008, with a maturity date of December 2, 2011. The proceeds of these three loans have been used for construction the trial production line and research and development of special BOPET films.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd., for a term of eight years effective October 19, 2009, which will expire on October 18, 2017. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's key projects.

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

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises” . With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E. Taxation.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

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

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder.”  If a beneficial owner of our ordinary shares is not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders of owning and disposing of our ordinary shares described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

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

We have not sought and will not seek a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.  IT IS NOT TAX ADVICE.  EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares.  A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), although we do not intend to calculate such earnings and profits.  Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.  The portion of such distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares.  Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such  ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met.  Therefore, if our ordinary shares are not readily tradable on an established securities market and if we are not eligible for benefits under the U.S.-PRC Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate.  Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although our ordinary shares currently are listed on the NASDAQ Global Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.  For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

Any such dividends generally will constitute foreign source income for U.S. foreign tax credit limitation purposes and generally will constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.”  If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our ordinary shares, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations).  In addition, if such PRC tax applies to any such dividends, an individual U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty.  U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013).  Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for ordinary shares exceeds one year.  The deductibility of capital losses is subject to various limitations.  Subject to the U.S.-PRC Tax Treaty, any such gain or loss generally will be U.S. source income or loss for U.S. foreign tax credit limitation purposes.

If a PRC income tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty.  U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

We do not expect to be treated as a PFIC for the current taxable year or in the near future. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year.  Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules in respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs or ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs or ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if a U.S. Holder, at the close of its taxable years, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which we are determined to be PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares currently are listed on the NASDAQ Global Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

If we are a PFIC and, at any time, have a forever subsidiary that is classified as a PFIC, a U.S. Holders should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holders may have to file an IRS Form 8621 (whether or not a market-to-market election that is or has been made) and any other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash-dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case such gain from U.S. sources generally is subject to U.S. Federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S federal income tax purposes should apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales or other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding will be required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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

On April 22, 2009, the State Administration of Taxation issued a Notice Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise — and thus subject to Enterprise Income Tax of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations are located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China.

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

However, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC tax.

Furthermore, the implementation rules of the New Tax Law provide that (i) if the enterprise that distributes the dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income.  It is not clear how “domicile” may be interpreted under the New Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident.  Therefore, if we are considered as a PRC resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, thus, may be subject to PRC tax.

As the New Tax Law and the implementation rules have only recently taken effect, it is uncertain as to how they will be implemented by the relevant PRC tax authorities.  If dividend payments from Shandong Fuwei and from Fuwei (BVI) to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected.  Also, if dividends we pay to our overseas shareholders or gains realized by such shareholders from the transfer of our shares are subject to PRC withholding tax, it may materially and adversely affect your investment return and the value of your investment in us.  There is an income tax treaty in effect between the United States and China, so U.S. shareholders may be entitled to certain benefits under such treaty.

Cayman Island Taxation

The Cayman Islands currently has no exchange control restrictions and will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Company or any holder of our ordinary shares. Accordingly, payment of dividends on, and any transfer of, our ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any holder of our ordinary shares and gains derived from the sale of our ordinary shares will not be subject to Cayman Islands income or corporation tax.

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

Our operating subsidiary, Shandong Fuwei’s, functional currency is Renminbi while our functional currency is Hong Kong Dollars. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are converted into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 4.8%, 1.9% and 3.3% in 2008, 2009 and 2010 respectively.

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

The total use of the net proceeds during the two fiscal periods from 2007 to 2008 is as follows:
	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds
Net proceeds from IPO	$29,938,129	100.0%
Investment in new production line equipment	16,140,417	53.9
Buildings and property for new production line	8,997,711	30.1
Sales and marketing	300,000	1.0
General corporate purpose, including working capital	4,500,000	15.3

None of the proceeds were paid, directly or indirectly, to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

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

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were effective as of December 31, 2010.

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

The Company’s independent auditor, Kabani & Company, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2010.

(c) Attestation report of the registered public accounting firm.

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Annual Report.

(d) Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Item 16 [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has nominated Tee Chuang Khoo, Changrong Ji, and Shan Jiang as members of the Audit Committee, all of whom are “independent” under the rules of Nasdaq Marketplace Rule 4200(a)(15).  In addition, Tee Chuang Khoo qualifies as an audit committee as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Code of Ethics for the members of our Board of Directors and Officers was approved by our Board of Directors on March 27, 2007.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with review and audit fee for 2009 and 2010 was US$ 137,500 and US$148,035, respectively.

Audit-Related Fees

The audit related fee of Kabani including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2009 and 2010 amounted to US$9,179 and US$2,270, respectively.

All Other Fees

Not applicable.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

Kabani, is responsible for the annual audit of financial statements for the years ended December 31, 2008, 2009 and 2010.

Item 16D. Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

16F. Change in Registrant’s Certifying Accountant.

Not applicable.

16G. Significant Differences in Corporate Governance Practices.

NASDAQ Marketplace Rules and Home Country Practices

Pursuant to NASDAQ Listing Rule 5615(a)(3), as a foreign private issuer the Company may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 series, provided that the Company (i) complies with certain mandatory sections of the Rule 5600 series, (ii) discloses each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such other requirement and (iii) delivers a letter to NASDAQ from the Company’s Cayman Islands counsel certifying that the corporate governance practices that the Company does follow are not prohibited by Cayman Islands law. The Company’s independent Cayman Islands counsel has certified to NASDAQ that the Company’s corporate governance practices are not prohibited by Cayman Islands law.

In connection with our annual shareholder meeting to be held on September 16, 2010, we provided NASDAQ with a notice of non-compliance with Rule 5620 (c) with respect to the annual meeting, quorum and proxy solicitation requirements. Instead, we follow Cayman Islands law and practice which permits a company whose annual meeting of shareholders is unable to be held for lack of a quorum, to dissolve such annual meeting, with the directors then to hold office until the next annual meeting.  Pursuant to home country practice, we followed this practice for the annual meeting to be held on September 16, 2010.

Part III

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2010, 2009 and 2008.

Consolidated Balance Sheets as of December 31, 2010 and 2009.

Consolidated Statements of Cash Flows for the year ended December 31, 2010, 2009 and 2008.

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2010, 2009 and 2008.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:
No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. **

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. ***

4.1	Form of Underwriting Agreement. *

4.2	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.3	Loan Agreement between Communication Bank of China of Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 **

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 **

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He**

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He **

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang **

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang **

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005**

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 **

4.12	Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated January 20, 2007****

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated February 2, 2007****

4.14	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated July 16, 2008 ****

4.15	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated July 18, 2008****

4.16	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated December 2, 2008 ****

4.17	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 13, 2009 ****

4.18	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 16, 2009 ****

4.19	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 9, 2009*****

4.20	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 9, 2009*****

4.21	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 *****

4.22	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Weifang, dated January 13, 2010 *****

4.23	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 7, 2010******

4.24	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 7, 2010******

4.25	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 7, 2010******

8.1	List of the company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. ***

11.1	Code of Ethics for CEO and Senior Financial Officers. ***

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *******

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *******

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *******

*	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

**	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

***	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

****	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

*****	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

******	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

*******	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: March 25, 2011

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2010, 2009 and 2008, all expressed in Chinese Yuan (RMB), and US Dollar (USD) expressed only for the year ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss) and cash flows for the years ended December 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Kabani & Company, Inc.
Certified Public Accountants
Los Angeles, California

March 25, 2011

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009
(amounts in thousands, except share and per share data)
		December 31, 2010		December 31, 2009
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		171,227	25,897	26,804
Restricted cash		1,314	199	12,541
Accounts and bills receivable, net	4	25,482	3,854	28,785
Inventories	5	52,577	7,952	45,039
Advance to suppliers		10,974	1,660	3,956
Prepayments and other receivables	6	540	82	957
Deferred tax assets – current		1,344	203	1,198
Total current assets		263,458	39,847	119,282

Plant, properties and equipment, net	7	284,891	43,088	318,600
Construction in progress	7	197,193	29,824	237,118
Lease prepayments, net	8	21,024	3,180	21,548
Advanced to suppliers - Long term		2,787	422	2,367
Goodwill	9	10,276	1,554	10,276
Long-term deposit	10	16,760	2,535	21,000
Deferred tax assets - non current	17	1,763	267	5,318

Total assets		798,152	120,716	735,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	11	142,000	21,477	153,179
Accounts payables		14,296	2,162	25,898
Advance from customers		37,291	5,640	12,608
Accrued expenses and other payables	12	20,993	3,175	6,981
Deferred tax liabilities	17	1,822	276	-
		216,402	32,730	198,666
Long-term loans	11	30,000	4,537	25,000

Total liabilities		246,402	37,267	223,666

Commitments and contingencies	22

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,015	13,323
Additional paid-in capital		311,907	47,174	311,907
Statutory reserve		35,195	5,323	29,338
Retained earnings		190,933	28,878	156,006
Cumulative translation adjustment		1,186	179	993
Total shareholders’ equity		552,544	83,569	511,567
Non-controlling interest		(794)	(120)	276
Total equity		551,750	83,449	511,843
Total liabilities and equity		798,152	120,716	735,509

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2010, 2009 and 2008
(amounts in thousands, except share and per share data)

		2010		2009	2008
	Note	RMB	US$	RMB	RMB

Revenues, net	13	501,458	75,843	320,731	447,255
Cost of goods sold	14, 15	(370,905)	(56,098)	(296,118)	(376,923)

Gross profit		130,553	19,745	24,612	70,332

Operating expenses
- Distribution expenses	14, 15	21,642	3,273	15,227	15,604
- Administrative expenses	14	49,281	7,453	25,932	30,124

Total operating expenses		70,922	10,727	41,159	45,728

Operating income (loss)		59,630	9,019	(16,547)	24,604

Other income (expense)
- Interest income		544	82	154	688
- Interest expense	16	(8,846)	(1,338)	(6,540)	(3,995)
- Others income, net		(575)	(87)	(92)	(174)

Total other income (expense)		(8,877)	(1,343)	(6,478)	(3,481)

Income (loss) before income tax benefit (expense)		50,754	7,676	(23,024)	21,123

Income tax (expense) benefit	17	(11,059)	(1,673)	4,064	(2,966)

Net income (loss)		39,695	6,004	(18,960)	18,157

Net (loss) income attributable to non-controlling interest		(1,088)	(165)	3	-

Net income (loss) attributable to the Company		40,783	6,168	(18,963)	18,157

Other comprehensive (loss) income
- Foreign currency translation adjustments		211	32	(68)	(87)

Comprehensive (loss) income attributable to non-controlling interest		(1,070)	162	3	-
Comprehensive income (loss) attributable to the Company		40,976	6,197	(19,032)	18,070

Earnings (loss) per share, Basic and diluted	23	3.12	0.47	(1.45)	1.39

Weighted average number ordinary shares,
Basic and diluted	23	13,062,500	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2010, 2009 and 2008
(amounts in thousands, except share data)

	Ordinary Shares					Accumulated
			Additional			other	Total
	Number of		paid-in	Statutory	Retained	comprehensive	shareholders'
	shares	Amount	capital	reserve	earnings	income	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2007	13,062,500	13,323	311,907	26,924	159,228	1,148	512,531

Net income attributable to the Company	-	-	-	-	18,157	-	18,157

Transfer to statutory reserve	-	-	-	2,414	(2,414)	-	-

Foreign currency translation adjustment	-	-	-	-	-	(87)	-

Balance as of December 31, 2008	13,062,500	13,323	311,907	29,338	174,970	1,061	530,599

Net income attributable to the Company	-	-	-	-	(18,963)	-	(18,963)

Foreign currency translation adjustment	-	-	-	-	-	(68)	(68)

Balance as of December 31, 2009	13,062,500	13,323	311,907	29,338	156,007	993	511,567

Net income attributable to the Company	-	-	-	-	40,783	-	40,783

Transfer to statutory reserve	-	-	-	5,857	(5,857)	-	-

Foreign currency translation adjustment	-	-	-	-	-	193	193

Balance as of December 31, 2010	13,062,500	13,323	311,907	35,195	190,933	1,186	552,544
Balance as of December 31, 2010 US$	13,062,500	2,015	47,174	5,323	28,878	179	83,569

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(amounts in thousands)

	2010		2009	2008
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net income including non-controlling interest	39,695	6,004	(18,960)	18,157
Adjustments to reconcile net income to net cash		-
provided by (used in) operating activities		-
- Depreciation of property, plant and equipment	36,731	5,555	35,464	25,168
- Amortization of intangible assets	454	69	889	490
- Deferred income taxes	5,231	791	(4,064)	(1,748)
- Bad debt (recovery) expense	(266)	(40)	697	4,818
- Inventory provision	-	-	4,242	-
Changes in operating assets and liabilities
- Accounts receivable	3,404	515	11,609	18,186
- Inventories	(7,538)	(1,140)	(18,693)	11,080
- Advance to suppliers	(7,018)	(1,061)	2,890	2,384
- Prepaid expenses and other current assets	523	79	(4,929)	89
- Accounts payable	(11,581)	(1,752)	(4,475)	3,691
- Accrued expenses and other payables	8,341	1,262	1,902	(284)
- Advance from customers	24,683	3,733	3,827	(2,176)
- Tax payable	5,917	895	(2,411)	172

Net cash provided by operating activities	98,575	14,909	7,988	80,027

Cash flow from investing activities
Purchases of property, plant and equipment	(2,951)	(446)	(87,758)	(56,093)
Restricted cash related to trade finance	11,217	1,697	(2,130)	54,498
Advanced to suppliers - non current	(420)	(64)	1,941	-
Amount decrease in construction in progress	39,926	6,039	82,290	(54,155)
Amount decrease in deposit	4,240	641	-	(21,000)

Net cash provided by (used in) investing activities	52,012	7,867	(5,657)	(76,750)

Cash flow from financing activities
Principal payments of short-term bank loans	(11,179)	(1,691)	(11,585)	(23,262)
Proceeds from short-term bank loans	5,000	756	20,000	5,000

Net cash (used in) provided by financing activities	(6,179)	(935)	8,415	(18,262)

Effect of foreign exchange rate changes	16	2	236	(104)

Net increase (decrease) in cash and cash equivalent	144,424	21,843	10,982	(15,086)

Cash and cash equivalents
At beginning of the year	26,804	4,054	15,823	30,909
At end of the year	171,227	25,897	26,804	15,823
SUPPLEMENTARY DISCLOSURE:
Interest paid	8,846	1,338	8,399	11,705
Income tax paid	3,658	553	-	2,966

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
During the years ended December 31, 2010, 2009 and 2008, the Company acquired equipment by incurring accounts payable inthe amount of:	-	-	7,071	-

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
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

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Fuwei US company, the wholly owned subsidiaries of the company, their financial records are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

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

For the convenience of the readers, the 2010 RMB amounts included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.6118, being the noon buy rate for U.S. dollars in effect on December 31, 2010 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2010, or at any other date.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

(c) Cash and Restricted Cash

As of December 31, 2009 and 2010, there were cash and cash equivalents of RMB26,804 and RMB171,227 (US$25,897), respectively.

As of December 31, 2009 and 2010, there were restricted cash of RMB12,541 and RMB1,314 (US$199), respectively, as the balance held by bank as deposit for letters of credit.

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

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the year ended December 31, 2008, 2009 and 2010 was RMB25,168, RMB 35,464 and RMB 36,731 (US$5,555) respectively, of which 97%, 88% and 90% were recorded in cost of goods sold and 3%,12% and 10% was recorded in administrative expenses, respectively.

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

(k) Revenue Recognition

Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable.

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

(m) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to RMB737, RMB 269 and RMB 8,058(US$1,219) for the year ended December 31, 2008, 2009 and 2010 and such costs were recorded in administrative expenses.

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

The Company recognized share-based compensation expenses of RMB5,643 for the year ended December 31, 2006, as listing expense deducted from IPO proceeds and recorded in additional paid-in capital. As of December 31, 2010, there was no unrecognized compensation costs related to unvested stock options.

(q) Earnings per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

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

(u)Reclassification

Certain reclassifications have been made to the fiscal year 2010 and 2009 consolidated financial statements to conform to the fiscal 2010 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(v) Recently Issued Accounting Standards

Business Combinations:   In December 2010, the FASB issued amended guidance related to Business Combinations. The amendments affect any public entity that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company will assess the impact of these amendments on its consolidated financial statements if and when an acquisition occurs.

Intangibles-Goodwill and Other:   In December 2010, the FASB issued amended guidance related to Intangibles-Goodwill and Other. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not believe that this guidance will have a material impact on its consolidated financial statements.

Subsequent Events:  The FASB has issued amended guidance for subsequent events. The amendment removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC's literature. All of the amendments were effective upon issuance (February 24, 2010). The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Fair Value Measurements:  In January 2010, the FASB issued amended guidance for Fair Value Measurements and Disclosures. This update requires some new disclosures and clarifies existing disclosure requirements about fair value measurement. The FASB's objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, this update requires that a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, this update clarifies the requirements of existing disclosures. For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This update was adopted on January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company does not believe that this guidance will have a material impact on its consolidated financial statements.

Receivables: In July 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU No. 2010-20 amends the guidance with ASC Topic 310, “Receivables” to facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables; (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (3) the changes and reasons for those changes in the allowance for credit losses. The amendments in ASU No. 2010-20 also require an entity to provide additional disclosures such as a rollforward schedule of the allowance for credit losses on a portfolio segment basis, credit quality indicators of financing receivables and the aging of past due financing receivables. The Company is required to adopt ASU No. 2010-20 as of December 15, 2010 and is currently evaluating the impact the new disclosure requirements will have on its financials statements and notes.

(4) Accounts Receivable, net

Accounts receivable on December 31, 2010 and 2009 consist of the following:
	12-31-2010		12-31-2009
	RMB	US$	RMB
Accounts receivable	7,097	1,073	22,289
Less: Allowance for doubtful accounts	(2,140)	(324)	(2,259)
	4,957	750	20,030
Bills receivable	20,525	3,104	8,755

	25,482	3,854	28,785

An analysis of the allowance for doubtful accounts for 2010, 2009 and 2008 is as follows:
	12-31-2010		2009	2008
	RMB	US$	RMB	RMB
Balance at beginning of year	2,259	342	4,074	2,644
Bad debt (recovery) expense	(119)	(18)	(1,713)	1,430
Write-offs	-	-	(102)	-

Balance at end of year	2,140	324	2,259	4,074

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories on December 31, 2010 and 2009 consist of the following:

	12-31-2010		12-31-2009
	RMB	US$	RMB
Raw materials	25,254	3,820	28,756
Work-in-progress	1,419	215	2,274
Finished goods	27,634	4,179	16,752
Consumables and spare parts	849	128	633

Allowance for obsolescense	(2,578)	(390)	(3,377)

	52,577	7,952	45,039

(6) Prepayments and Other Receivables

Prepayments and other receivables at December 31, 2010 and 2009 consist of the following:

	12-31-2010		12-31-2009
	RMB	US$	RMB
Current:
Purchase deposits of raw materials	10,974	1,662	3,956
Prepayments	477	72	741
Other receivables	63	10	216
	11,514	1,741	4,913
Non-current:
Purchase deposits of equipment	2,787	422	2,367

(7) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	12-31-2010		12-31-2009
	RMB	US$	RMB
Buildings	44,398	6,715	33,549
Plant and equipment	417,696	63,174	425,864
Computer equipment	1,602	242	1,424
Furniture and fixtures	6,958	1,052	5,929
Motor vehicles	1,905	288	1,739
	472,561	71,472	468,505
Less: accumulated depreciation	(187,670)	(28,384)	(149,905)
	284,891	43,088	318,600

All of the Group’s buildings are located in the PRC. As of December 31, 2009 and 2010, property, plant and equipment with carrying value totaling RMB326,243 and RMB296,504 (US$44,845) respectively were pledged to banks as collateral for bank loans of RMB165,000 and RMB162,000 (US$24,502), respectively (see Note 12).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Interest expense capitalized during the year ended December 31, 2008 and 2009 was RMB7,710 and RMB 1,739, and there was no interest capitalization ended December 31, 2010 (see Note 18).

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	12-31-2010		12-31-2009
	RMB	US$	RMB
Land use rights prepayment	21,024	3,180	21,548

As of December 31, 2009 and 2010, prepaid land use rights were partly pledged to banks as collateral for short-term bank loans of RMB26,880 (US$4,065) (Note 12).

Land use rights amortization for the year ended December 31, 2008, 2009 and 2010 were RMB741 (US$112), respectively.

As of December 31, 2010, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB21,024 (US$3,180). The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(9) Goodwill

Goodwill of RMB10,276 (US$1,554) on December 31, 2009 and 2010, which is not deductible for tax purposes, pertains solely to the Company’s acquisition of Shandong Fuwei in October 2004. The goodwill is attributable to the development potential of business acquired.

(10) Long-term Deposit

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

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the current year, the Company impaired the deposit amount by RMB 4,240 (US$641). The impairment was determined based on an independent appraisal study. As of December 31, 2010 the total amount of the deposit was RMB 16,760 (US$2,535).

On July 14, 2009, Shandong Fuwei and Joyinn signed “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” which extends the duration of former agreement to two (2) years that is, Fuwei has the option right to determine to continue or withdraw the investment prior to January 14, 2010, the expiration date of the agreement.

On January 14, 2010, when the agreement was expired Shandong Fuwei and the Pledger came to an agreement that the Pledger would transfer 71% of Joyinn’s shares which it owns to Shandong Fuwei. This agreement is subject to the approval of the authority body of both parities.

(11) Short-term and Long-term Bank Loans

		12-31-2010		12-31-2009
Lender		RMB	US$	RMB

SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- June 9, 2009 to June 8, 2010	5.84%			70,000
- June 9, 2009 to June 8, 2010	5.84%			70,000
- June 8, 2010 to June 7, 2011	6.116%	67,000	10,133
- June 7, 2010 to June 6, 2011	6.116%	70,000	10,587
Bank of Weifang
- January 13, 2009 to January 12, 2010	0.00%			10,000
- December 2, 2008 to December 2, 2011	0.00%	5,000	756	5,000
Bank of China
- March 13, 2008 to March 13, 2009	5.45%			(80)
- June 4, 2009 to June 4, 2010	1.38%			3,259

LONG-TERM LOANS
Bank of Weifang
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,512	10,000
- January 13, 2010 to January 12, 2012	0.00%	10,000	1,512
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	5.52%	10,000	1,512	10,000
		172,000	26,014	178,179

Notes:

During the years ended December 31, 2009 and 2010, the Company entered into several loan agreements with commercial banks with terms ranging from one year to three years and eight years to finance its working capital, R&D investment and construction, and foreign trade. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2009 and 2010 were 5.64% and 5.14% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

The Company obtained two new short-term loans on June 7, 2010 and June 8, 2010, for RMB70,000 (US$10,587) maturing on June 6, 2011, and for RMB67,000 (US$10,133) maturing on June 7, 2011, respectively. The annual interest rate is up by 10% compared with the fixed benchmark interest rate 5.56% announced by the People’s Bank of China. As of December 31, 2010, the effect interest rate was 6.116%.

The Company entered into three interests free Loan Contracts with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10,000 (US$1,512), effective January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10, 000 (US$1,512), effective January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5,000 (US$756), effective December 2, 2008, with a maturity date of December 2, 2011.

On June 4, 2009, the Company entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$477 which was secured by a deposit of RMB 3,259 with an interest rate of 1.38375%, 0.2% down float by trading day’s LIBOR interest, in order to reduce the currency translation cost. Proceed of the loan of US$477 was paid off on June 4, 2010.

On November 20, 2009, the Company signed a long-term loan contracts of RMB10,000 (US$1,512) with Weifang Dongfang State-owned Assets Management Co., Ltd., with eight years loan term which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3,350 (US$507) per year with the remaining principal balance of RMB3,300 (US$499) paid in 2017. The annual interest rate is 5.52% which is down by 10% compared with the fixed benchmark of 5-year interest rate announced by the People’s Bank of China. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for our key projects.

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:
	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Secured by:
- property, plant and equipment	135,120	20,436	138,120	107,580
- lease prepayments	26,880	4,065	26,880	60,000
- bills receivable	-	-	-	-
Guaranteed by related parties (Note 22(a))	10,000	1,512	10,000	-
Restricted cash	-	-	3,259	-
	172,000	26,014	178,259	167,580

Long-term bank loans maturity for the next three years after December 31, 2010 are as follows:
	RMB	US$
1 year after	20,000	3,025
3 year after	10,000	1,512

(12) Accrued Expenses and Other Payables

Accrued expenses and other payables on December 31, 2010 and 2009 consist of the following:
	12-31-2010		12-31-2009
	RMB	US$	RMB
Payables to contractors	-	-	-
Other payables	13,570	2,052	5,474
VAT payable and other taxes payable	7,422	1,123	1,507
Audit fee	-	-	546
	20,993	3,175	6,981

(13) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:
	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Sales in China	397,781	60,162	285,120	388,823
Sales in other countries (principally Europe, Asia and North America)	103,677	15,681	35,611	58,432

	501,458	75,843	320,731	447,255

The Company’s revenue by significant types of films for 2010, 2009 and 2008 was as follows:
	12-31-2010			12-31-2009		12-31-2008
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Printing film	76,720	11,604	15.3%	35,231	11.0%	56,607	12.7%
Stamping film	282,033	42,656	56.2%	174,356	54.4%	139,571	31.2%
Metallization film	28,108	4,251	5.6%	35,138	11.0%	45,148	10.1%
Specialty film	87,956	13,303	17.5%	34,004	10.6%	107,404	24.0%
Base film for other applications	26,641	4,029	5.3%	42,002	13.1%	98,525	22.0%
	501,458	75,843	100.0%	320,731	100.0%	447,255	100.0%

(14) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:
	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Cost of goods sold	33,154	5,014	32,139	25,362
Distribution expenses	51	8	55	42
Administrative expenses	3,526	533	2,976	614
		-
	36,731	5,555	35,170	26,018

(15) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of goods sold and all other outbound freight costs in distribution expenses. For the year ended December 31, 2008, 2009 and 2010, freight costs included in cost of goods sold were RMB3,302, RMB2,765 and RMB1,985 (US$300), respectively, and RMB10,843, RMB9,618 and RMB10,186 (US$1,541), respectively, were included in distribution expenses.

(16) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2010, 2009 and 2008:
	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	1,739	7,710
Interest cost charged to expense	8,846	1,338	6,540	3,995
	8,846	1,338	8,279	11,705

(17) Income Taxes

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

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2010, 2009 and 2018, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Net income	(5,075)	(768)	-	(2,966)
Earnings per share
- Basic	(0.39)	(0.06)	-	(0.23)
- Diluted	(0.39)	(0.06)	-	(0.23)

The Group had minimal operations in jurisdictions other than the PRC. Net income/(loss) before income taxes consists of:
	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Cayman Islands	(14,423)	(2,181)	(4,989)	(11,419)
British Virgin Islands	(2)	(0.3)	(1)	(1)
PRC	67,900	10,269	(18,042)	32,539
U.S.A	(2,721)	(412)	8	-
	50,754	7,676	(23,024)	21,119

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and enjoys the favorable income tax rate pursuant to the income law Enterprise Income Tax Law. Accordingly, the deferred taxes as of December 31, 2010, have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consist of:
	Current	Deferred	Total
PRC income tax	RMB	RMB	RMB
Year ended December 31, 2008	(4,715)	1,748	(2,966)

Year ended December 31, 2009	－	4,064	4,064

Year ended December 31, 2010	(8,427)	(2,632)	(11,059)
Year ended December 31, 2010 US$	(1,275)	(398)	(1,673)

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2010, 2009 and 2008 for the following reasons:

	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Income (loss) before income taxes	50,754	7,676	(23,024)	21,123

Computed “expected” tax expense (benefit)	(13,275)	(2,008)	(3,453)	(5,280)
Non-deductible expenses	4,425	669	1,693	1,022
Non-taxable income	(1,965)	(297)	(1,324)	(3,030)
Tax holiday	8,850	1,339	5,388	3,385
Tax rate differential of other tax jurisdictions	(9,094)	(1,375)	1,760	937

Actual income tax (expense) benefit	(11,059)	(1,673)	4,064	(2,966)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of December 31, 2010 and 2009, are presented below.

Deferred income tax assets (liabilities):
	12-31-2010		12-31-2009
	RMB	US$	RMB
Current
Accounts receivable	321	49	(353)
Other receivables	636	96	914
Inventory impairment	387	58	636
	1,344	203	1,198

Non-current
Property, plant and equipment, principally due to differences in depreciation	1,763	267	2,134
Construction in progress, principally due to capitalized interest	(1,417)	(214)	161
Lease prepayments, principally due to differences in charges	(404)	(61)	(431)
Net loss carryforward	-	-	3,454
	(58)	(9)	5,318

Net deferred income tax assets	1,285	194	6,516

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2007. The net income before taxation for Shandong Fuwei for the year ended December 31, 2008 was RMB21,124, net loss was RMB23,308 ended December 31, 2009, and net income was RMB 40,783 (US$6,168) ended of December 31, 2010, respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

(18) Related Party Transactions

Name of party	Relationship

Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Easebright Investments Limited (“Easebright Investments”)	Shareholder of the Company（12.5%）

Apex Glory Holdings Limited (“Apex Glory Holdings”)	Shareholder of the Company（52.9%）

Everise Investment Management Co., Ltd.	Owned by the Management of the Company

(19) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB710, RMB991 and RMB 1,057(US$160) for the year ended December 31, 2008, 2009 and 2010, respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(20) Fair Value of Financial Instruments

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

(21) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2008, 2009 and 2010.

There were no amounts due from customers representing more than 10% of the outstanding accounts receivable at December 31, 2009 and 2010.

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2008, 2009 and 2010. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 5% or more of our raw materials for each of the year ended December 31, 2010, 2009 and 2008:
		Percentage of total purchases (%)
	Supply	2010	2009	2008
Sinopec Yizhang Chemical Fibre Company Limited	PET resin and Additives	42.4	45.8	44.8
Jiangyin Huaxin Compound Co., Ltd.	PET resin	11.6	12.5	9.7
Mahongany Joy Investment Ltd	PET resin	11.1	-	-

Note: To our knowledge, Jiangying Huaxin Compound and Mahogany Joy Investments are related companies.

(22) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2010 are as follows:
RMB
2010	401

The Company leases warehouses, staff quarters and offices under operating leases. The leases typically run for an initial period of one to three years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

For the year ended December 31, 2008, 2009 and 2010, total rental expenses for non-cancelable operating leases were RMB2,792, RMB1,182 and RMB 728 (US$110), respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2010 were RMB134,830 (US$20,392).

(c) Outstanding bills receivable discounted

As of December 31, 2010, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal Proceedings

DMT Arbitration

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”). In that proceedings DMT sought monetary damages against Shandong Neo-Luck for approximately US $1,250 plus interest relating to a claim of partial non-payment for the DMT production line, which Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Shandong Fuwei should not be a party to the proceeding; the arbitration should proceed with Shandong Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

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

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.  As of December 31, 2010, Shandong Fuwei has paid US$135 and still US$45 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 was to be paid in installments by the end of December 2008. As of December 31, 2010, Neoluck Group has paid US$ 320 and still has US$130 outstanding to DMT.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Shandong Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further that in such event Fuwei might have sustainable claims for damages against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

On January 18, 2010 the Company was advised by the Secretary of The International Court of Arbitration of International Chamber of Commerce (ICC) the arbitration was withdrawn due to DMT’s failure to pay the balance of the advance on costs.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all persons who purchased the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors and shareholders violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all persons who purchased the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO during the period from December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters and certain of its executives (collectively, the “defendants”) violated Sections 11, 12(2) and 15 of the Securities Act of 1933. The complaint also alleged the defendants by misrepresenting or omitting material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors and shareholders.  The Court also appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint  (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”) — Maxim Group LLC, WR Hambrecht + Co.and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, moved to dismiss the claims asserted against them.

On May 14, 2008, the Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.  The Underwriter Defendants separately moved to dismiss the Amended Complaint.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou had been served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou, and requested that the Court take judicial notice of this press release in adjudicating the pending motions to dismiss.

By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part. In ruling on the motion to dismiss, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the motions to dismiss of the defendants were granted in part and denied in part by the court. The Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei’s alleged failure to disclose the DMT arbitration proceeding.  The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs’ remaining claims. However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which set deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery thereafter proceeded.

On March 26, 2010, Fuwei, Messrs. He and Stulga, the Underwriter Defendants, and Plaintiffs, through their respective attorneys, engaged in mediation aimed at resolving the litigation. On June 24, 2010, the parties reached a settlement in principle. Subject to the Court’s approval, Plaintiffs have agreed to accept US$2.15 million in full and final settlement of all claims they have or may have against the Company, certain of its present and former officers, directors, and shareholders, and the underwriters. Fuwei Films has agreed to contribute US$1.0 million towards the settlement. The signed settlement agreement was submitted to the Court for approval on September 9, 2010. The Court has preliminarily approved the settlement, directed that notice be given to the class, and set a fairness hearing for April 27, 2011.

In September 2010, pursuant to the settlement agreement and subject to the Court’s approval, Plaintiffs have agreed to accept US$2.15 million in full and final settlement of all claims they have or may have against the Company, certain of its present and former officers, directors, and shareholders, and the underwriters. Fuwei Films has agreed to contribute US$1.0 million towards the settlement. The signed settlement agreement has been submitted to the Court for approval.

The Company’s management continues to believe that the plaintiffs’ allegations are without merit. However, in recognition of the attendant risks and costs of continued litigation, and the benefits of resolving the same, the Board of Directors has unanimously consented to settle this case.

As of December 31, 2010, the Company accrued US$1.0 million liability in connection with this litigation excluding defense costs. In accordance with the settlement agreement, the Company has deposit US$0.8 million in the Securities Litigation Settlement Fund account in January 2011.

(e) Contingencies

On November 12, 2009, the Supreme People’s Court of Shandong Province issued the final verdict of three individuals who indirectly constitute our major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. Mr. Yin was sentenced to death with a stay of execution for two years, the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment, all of their personal property will be confiscated.

Although the management believes that the shares owned by the major shareholders, Jun Yin, Duo Wang and Tongju Zhou will eventually be confiscated by the Chinese government. In accordance with the final verdict issued by the Supreme People’s Court of Shandong Province, it has no knowledge of the timing and procedures involved in enforcing such a verdict. We have been informed by the Listing Qualification Department of the NASDAQ Stock Market LLC that they knew the continuing uncertainty associated with the verdict as a matter of concern, and have contacted the relevant State agency to see if any further information regarding such procedures is available.

On November 12, 2009, the company announced that it had become aware of the final verdict issued by the Supreme People's Court of Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The Supreme People's Court upheld the initial verdict issued by the Intermediate court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years; the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment; all of the personal property of the three individuals will be confiscated. The three individuals appealed the initial verdict to the Supreme People's Court of Shandong Province in March 2009. In November 2009, the Supreme People's Court of Shandong Province issued the final verdict, upholding the initial verdict issued by the Intermediate Court in March 2009. None of these individuals is involved in Fuwei's day-to-day operations. We met with officials of the Wei-Fang State-owned Assets Supervision and Administration Commission in March 2011 and learned that there is also another civil verdict issued by the Second Intermediate People’s Court of Beijing that conflicts with the foregoing verdict, which conflict must be resolved prior to any enforcement of the verdict and any confiscation of the personal property of the individuals. The final judgment against the three shareholders may cause uncertainty to the Company’s operation due to the uncertain timeline associated with its enforcement. In the event that the verdict could not be enforced timely, we may ultimately be delisted from the Nasdaq Global Market.

(23) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2010, 2009 and 2008 have been calculated as follows:
	2010		2009	2008
	RMB	US$	RMB	RMB
Net income (loss) available to ordinary shareholders	40,783	6,168	(18,963)	18,157
Denominator for basic net income (loss) available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Basic earnings (loss) per share	3.12	0.47	(1.45)	1.39

Net income (loss) available to ordinary shareholders	40,783	6,168	(18,963)	18,157
Denominator for diluted net income (loss) available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500
Weighted average number of share options

	13,062,500	13,062,500	13,062,500	13,062,500

Diluted earnings (loss) per share	3.12	0.47	(1.45)	1.39

(24) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2010, an aggregate amount of RMB 47,020 (US$7,112) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2010, the amount of restricted net assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 70% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2010 and 2009
	2010		2009
	RMB	US$	RMB

Cash and cash equivalents	92	14	28
Other current assets	282,893	42,786	293,179
Investments in subsidiaries	395	60	409

Total assets	283,380	42,860	293,617

Current liabilities	49,315	7,459	34,657
Total shareholders’ equity	234,065	35,401	258,960

Total liabilities and shareholders’ equity	283,380	42,860	293,617

Condensed unaudited Statements of Operations (For the years ended December 31, 2010, 2009 and 2008)
	2010		2009	2008
	RMB	US$	RMB	RMB

Interest expense	(12)	(2)	-	(15)
General and administrative expenses	(14,411)	(2,180)	(4,974)	(11,404)

Loss before equity in undistributed
earnings of subsidiaries	(14,423)	(2,181)	(4,974)	(11,419)
Equity in earnings of subsidiaries	58,478	8,844	(13,989)	31,668

Net income (loss)	44,055	6,663	(18,963)	(20,248)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2010, 2009 and 2008)

	2010		2009
	RMB	US$	RMB

Cash flow from operating activities
Net income (loss)	40,783	6,168	(18,963)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	(55,206)	(8,350)	13,975
- Foreign exchange gain	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	(41)
- Other current liabilities	6,139	929	1,153

Net cash used in operating activities	(8,284)	(1,253)	(3,876)

Cash flow from financing activities

Payments to related parties	8,321	1,258	4,306
Proceeds from related parties	(10)	(2)	(412)

Effect of foreign exchange	38	6	0.1

Net cash provided by financing activities	8,348	1,263	3,893

Net increase in cash	64	10	16
Cash and cash equivalents:
At beginning of year	28	4	12
At end of year	92	14	28

(25) Subsequent Events

Fuwei Shandong and Dornier had entered an equipment purchase contract for the third production line in January 2007. Fuwei Shandong made the prepayment to Dornier for 3.1 million Euros, Due to the fund shortage of Fuwei Shandong at that time, Dornier terminated the initial contract with Fuwei Shandong. The two parties have been in discussion on a renewed equipment purchase contract. The prepayment made will be considered in the renewed contract together with additional cost of 4.2 million Euros incurred by Dornier, which includes financial cost, storage cost, and equipment modification cost. As of March 25, 2011, we have not entered into the renewed contract because of pending provisions of the renewed contract.

(26) Unaudited Quarterly Data

Quarter Ended	March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenue	88,455	12,956	110,319	16,163	129,174	18,950	173,511	26,243	501,458	75,843
Gross profit	12,767	1,870	19,670	2,882	40,515	5,944	57,601	8,712	130,553	19,745
Net income	300	44	(3)	(0.4)	15,043	2,210	25,443	3,848	40,783	6,168
Basic and diluted earnings per share	0.02	0.003	(0.00)	(0.00)	1.15	0.17	1.95	0.29	3.12	0.47