Form 20-F/A
period 2010-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2011-12-02
CIK 1381074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Lysander Lee

Tel: +86 133 615 59266

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

☐ Yes   ☒   No

Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”), which was originally filed with the Securities and Exchange Commission (the“SEC”) on March 25, 2011. This Form 20-F/A amends and restates the following Items of the Form 20-F: Item 18. Financial Statements and Item 19. Exhibits.

TABLE OF CONTENTS

ITEM	DESCRIPTION	PAGE
	EXPLANATORY NOTE
	INTRODUCTION
	CURRENCIES AND EXCHANGE RATES
	PART III
Item 17	Financial Statements
Item 18	Financial Statements	6
Item 19	Exhibits	6

INTRODUCTION

This annual report on Form 20-F/A includes our audited consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Chinese Yuan (Renminbi).  In this annual report on Form 20-F/A, references to “U.S. dollars” or “$” are to the currency of the United States and references to “RMB” are to the currency of China.

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

Part III

Item 18. Financial Statements

The following documents are filed as Attachment A hereto and are included as part of this Amendment No. 1 to Annual Report on Form 20-F/A.

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operation and Comprehensive Income (Loss) for the year ended December 31, 2010, 2009 and 2008.

Consolidated Balance Sheets as of December 31, 2010 and 2009.

Consolidated Statements of Cash Flows for the year ended December 31, 2010, 2009 and 2008.

Consolidated Statements of Equity for the year ended December 31, 2010, 2009 and 2008.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Amendment No. 1:
No.	Description

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: December 2, 2011

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
Certified Public Accountants
Los Angeles, California

March 25, 2011

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009
(amounts in thousands, except share and per share data)

	Notes	December 31, 2010		December 31, 2009
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		171,227	25,897	26,804
Restricted cash		1,314	199	12,541
Accounts and bills receivable, net	4	25,482	3,854	28,785
Inventories	5	52,577	7,952	45,039
Advance to suppliers		10,974	1,660	3,956
Prepayments and other receivables	6	540	82	957
Deferred tax assets – current		1,344	203	1,198
Total current assets		263,458	39,847	119,282

Plant, properties and equipment, net	7	284,891	43,088	318,600
Construction in progress	7	197,193	29,824	237,118
Lease prepayments, net	8	21,024	3,180	21,548
Advanced to suppliers - Long term		2,787	422	2,367
Goodwill	9	10,276	1,554	10,276
Long-term deposit	10	16,760	2,535	21,000
Deferred tax assets - non current	17	1,763	267	5,318

Total assets		798,152	120,716	735,509
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	11	142,000	21,477	153,179
Accounts payables		14,296	2,162	25,898
Advance from customers		37,291	5,640	12,608
Accrued expenses and other payables	12	20,993	3,175	6,981
Deferred tax liabilities	17	1,822	276	-
		216,402	32,730	198,666
Long-term loans	11	30,000	4,537	25,000

Total liabilities		246,402	37,267	223,666

Commitments and contingencies	22

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,015	13,323
Additional paid-in capital		311,907	47,174	311,907
Statutory reserve		35,195	5,323	29,338
Retained earnings		190,933	28,878	156,006
Cumulative translation adjustment		1,186	179	993
Total shareholders’ equity		552,544	83,569	511,567
Non-controlling interest		(794)	(120)	276
Total equity		551,750	83,449	511,843
Total liabilities and equity		798,152	120,716	735,509

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2010, 2009 and 2008
(amounts in thousands, except share and per share data)

		2010		2009	2008
	Note	RMB	US$	RMB	RMB

Revenues, net	13	501,458	75,843	320,731	447,255
Cost of goods sold	14,15	(370,905)	(56,098)	(296,118)	(376,923)

Gross profit		130,553	19,745	24,612	70,332

Operating expenses
- Distribution expenses	14,15	(21,642)	(3,273)	(15,227)	(15,604)
- Administrative expenses	14	(49,281)	(7,453)	(25,932)	(30,124)

Total operating expenses		(70,922)	(10,727)	(41,159)	(45,728)

Operating income/(loss)		59,630	9,019	(16,547)	24,604

Other income/(expense)
- Interest income		544	82	154	688
- Interest expense	16	(8,846)	(1,338)	(6,540)	(3,995)
- Others income, net		(575)	(87)	(92)	(174)

Total other income/(expense)		(8,877)	(1,343)	(6,478)	(3,481)

Income before income tax benefit/(expense)		50,754	7,676	(23,024)	21,123

Income tax benefit/(expense)	17	(11,059)	(1,673)	4,064	(2,966)

Net income/(loss)		39,695	6,004	(18,960)	18,157

Net income/(loss) attributable to non-controlling interest		(1,088)	(165)	3	-

Net income/(loss) attributable to the Company		40,783	6,168	(18,963)	18,157

Other comprehensive income/(loss)
- Foreign currency translation adjustments		211	32	(68)	(87)

Comprehensive income/(loss) attributable to non-controlling interest		(1,070)	162	3	-
Comprehensive income/(loss) attributable to the Company		40,976	6,197	(19,032)	18,070

Earnings (loss) per share, Basic and diluted	23	3.12	0.47	(1.45)	1.39

Weighted average number ordinary shares,
Basic and diluted	23	13,062,500	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010, 2009 AND 2008
(amounts in thousands except share and per share value)

	Ordinary Shares		Additional paid- in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income	Total shareholders' equity
	Number of shares	Amount						Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2007	13,062,500	13,323	311,907	26,924	159,228	1,148	512,531	-	512,531
								-
Net income	-	-	-	-	18,157	-	18,157	-	18,157

Transfer to statutory reserve	-	-	-	2,414	(2,414)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(87)	(87)	-	(87)

Balance as of December 31, 2008	13,062,500	13,323	311,907	29,338	174,970	1,061	530,599	-	530,599

Net income (loss)	-	-	-	-	(18,963)	-	(18,963)	3	(18,960)

Capital contribution from non-controlling interest	-	-	-	-	-	-	-	273	273

Foreign currency translation adjustment	-	-	-	-	-	(68)	(68)	-	(68)

Balance as of Decmber 31, 2009	13,062,500	13,323	311,907	29,338	156,006	993	511,567	276	511,843

Net income (loss)	-	-	-	-	40,783	-	40,783	(1,088)	39,695

Transfer to statutory reserve	-	-	-	5,857	(5,857)	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	193	193	18	211

Balance as of Decmber 31, 2010	13,062,500	13,323	311,907	35,195	190,933	1,186	552,544	(794)	551,750
Balance as of December 31, 2010 US$	13,062,500	2,015	47,174	5,323	28,878	179	83,569	(120)	83,449

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(amounts in thousands)

	2010		2009	2008
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net income including non-controlling interest	39,695	6,004	(18,960)	18,157
Adjustments to reconcile net income to net cash		-
(used in)/provided by operating activities		-
- Depreciation of property, plant and equipment	36,731	5,555	35,464	25,168
- Amortization of intangible assets	454	69	889	490
- Deferred income taxes	5,231	791	(4,064)	(1,748)
- Bad debt expense/(recovery)	(266)	(40)	697	4,818
- Inventory provision	-	-	4,242	-
Changes in operating assets and liabilities
- Accounts receivable	3,404	515	11,609	18,186
- Inventories	(7,538)	(1,140)	(18,693)	11,080
- Advance to suppliers	(7,018)	(1,061)	2,890	2,384
- Prepaid expenses and other current assets	523	79	(4,929)	89
- Accounts payable	(11,581)	(1,752)	(4,475)	3,691
- Accrued expenses and other payables	8,341	1,262	1,902	(284)
- Advance from customers	24,683	3,733	3,827	(2,176)
- Tax payable	5,917	895	(2,411)	172

Net cash provided by operating activities	98,575	14,909	7,988	80,027

Cash flow from investing activities
Purchases of property, plant and equipment	(2,951)	(446)	(87,758)	(56,093)
Restricted cash related to trade finance	11,217	1,697	(2,130)	54,498
Advanced to suppliers - non current	(420)	(64)	1,941	-
Amount decrease in construction in progress	39,926	6,039	82,290	(54,155)
Amount decrease in deposit	4,240	641	-	(21,000)

Net cash provided by (used in) investing activities	52,012	7,867	(5,657)	(76,750)

Cash flow from financing activities
Principal payments of short-term bank loans	(11,179)	(1,691)	(11,585)	(23,262)
Proceeds from short-term bank loans	5,000	756	20,000	5,000

Net cash provided by (used in) financing activities	(6,179)	(935)	8,415	(18,262)

Effect of foreign exchange rate changes	16	2	236	(104)

Net increase /(decrease) in cash and cash equivalent	144,424	21,843	10,982	(15,086)

Cash and cash equivalents
At beginning of the year	26,804	4,054	15,823	30,909
At end of the year	171,227	25,897	26,804	15,823
SUPPLEMENTARY DISCLOSURE:
Interest paid	8,846	1,338	8,399	11,705
Income tax paid	3,658	553	-	2,966
SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
During the years ended December 31, 2010, 2009 and 2008, the Company acquired equipment by incurring accounts payable inthe amount of:	-	-	7,071	-

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

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Fuwei US company, the wholly owned subsidiaries of the company, their financial records are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity and comprehensive income.

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

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the year ended December 31, 2008, 2009 and 2010 was RMB25,168, RMB 35,464 and RMB 36,731 (US$5,555) respectively, of which 97%, 88% and 90% were recorded in cost of goods sold and 3%, 12% and 10% was recorded in administrative expenses, respectively.

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

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measuring and recognition in accounting for income taxes. The Company adopted FIN 48 beginning on January 1, 2007. The initial adoption of FIN 48 had no impact on the Company’s financial statements. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of interest expenses and administrative expenses in the statements of income, respectively. The additional disclosures required under FIN 48 are included in Note 17.

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

(u) Reclassification

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

(4) Accounts Receivable, net

Accounts receivable on December 31, 2010 and 2009 consist of the following:
	12-31-2010		12-31-2009
	RMB	US$	RMB
Accounts receivable	7,097	1,073	22,289
Less: Allowance for doubtful accounts	(2,140)	(324)	(2, 259)
	4,957	750	20,030
Bills receivable	20,525	3,104	8,755

	25,482	3,854	28,785

An analysis of the allowance for doubtful accounts for 2010, 2009 and 2008 is as follows:
	12-31-2010		2009	2008
	RMB	US$	RMB	RMB
Balance at beginning of year	2,259	342	4,074	2,644
Bad debt (recovery) expense	(119)	(18)	(1,713)	1,430
Write-offs	-	-	(102)	-

Balance at end of year	2,140	324	2,259	4,074

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories on December 31, 2010 and 2009 consist of the following:

	12-31-2010		12-31-2009
	RMB	US$	RMB
Raw materials	25,254	3,820	28,756
Work-in-progress	1,419	215	2,274
Finished goods	27,634	4,179	16,752
Consumables and spare parts	849	128	633
Allowance for obsolescence	(2,578)	(390)	(3,377)

	52,577	7,952	45,039

(6) Prepayments and Other Receivables

Prepayments and other receivables at December 31, 2010 and 2009 consist of the following:

	12-31-2010		12-31-2009
	RMB	US$	RMB
Current:
Purchase deposits of raw materials	10,974	1,662	3,956
Prepayments	477	72	741
Other receivables	63	10	216
	11,514	1,741	4,913
Non-current:
Purchase deposits of equipment	2,787	422	2,367

(7) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	12-31-2010		12-31-2009
	RMB	US$	RMB
Buildings	44,398	6,715	33,549
Plant and equipment	417,696	63,174	425,864
Computer equipment	1,602	242	1,424
Furniture and fixtures	6,958	1,052	5,929
Motor vehicles	1,905	288	1,739
	472,561	71,472	468,505
Less: accumulated depreciation	(187,670)	(28,384)	(149,905)
	284,891	43,088	318,600

All of the Group’s buildings are located in the PRC. As of December 31, 2009 and 2010, property, plant and equipment with carrying value totaling RMB326,243 and RMB296,504(US$44,845) respectively were pledged to banks as collateral for bank loans of RMB165,000 and RMB162,000 (US$24,502), respectively (see Note 11).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Interest expense capitalized during the year ended December 31, 2008 and 2009 was RMB7,710 and RMB 1,739, and there was no interest capitalization ended December 31, 2010 (see Note 16).

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	12-31-2010		12-31-2009
	RMB	US$	RMB
Land use rights prepayment	21,024	3,180	21,548

As of December 31, 2009 and 2010, prepaid land use rights were partly pledged to banks as collateral for short-term bank loans of RMB26,880 (US$4,065) (Note 11).

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

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:
	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Secured by:
- property, plant and equipment	135,120	20,436	138,120	107,580
- lease prepayments	26,880	4,065	26,880	60,000
- bills receivable	—	—	—	—
Guaranteed by related parties (Note 22(a))	10,000	1,512	10,000	—
Restricted cash	—	—	3,259	—
	172,000	26,014	178,259	167,580

Long-term bank loans maturity for the next three years after December 31, 2010 are as follows:

	RMB	US$
1 year after	20,000	3,025
3 year after	10,000	1,512

(12) Accrued Expenses and Other Payables

Accrued expenses and other payables on December 31, 2010 and 2009 consist of the following:
	12-31-2010		12-31-2009
	RMB	US$	RMB
Payables to contractors	-	-	-
Other payables	13,570	2,052	5,474
VAT payable and other taxes payable	7,422	1,123	1,507
Audit fee	-	-	546
	20,993	3,175	6,981

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

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2010, 2009 and 2008, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

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

Income tax benefit/ (expense) consist of:
	Current	Deferred	Total
PRC income tax	RMB	RMB	RMB
Year ended December 31, 2008	(4,715)	1,748	(2,966)

Year ended December 31, 2009	–	4,064	4,064

Year ended December 31, 2010	(8,427)	(2,632)	(11,059)
Year ended December 31, 2010 US$	(1,275)	(398)	(1,673)

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2010, 2009 and 2008 for the following reasons:

	12-31-2010		12-31-2009	12-31-2008
	RMB	US$	RMB	RMB
Income (loss) before income taxes	50,754	7,676	(23,024)	21,123

Computed “expected” tax expense (benefit)	(13,275)	(2,008)	(3,453)	(5,280)
Non-deductible expenses	4,425	669	1,693	1,022
Non-taxable income	(1965)	(297)	(1,324)	(3,030)
Tax holiday	8,850	1,339	5,388	3,385
Tax rate differential of other tax jurisdictions	(9,094)	(1,375)	1,760	937

Actual income tax (expense) benefit	(11,059)	(1,673)	4,064	(2,966)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of December 31, 2010 and 2009, are presented below.

Deferred income tax assets/(liabilities):
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

(e) Contingencies

On November 12, 2009, the Supreme People’s Court of Shandong Province issued the final verdict of three individuals who indirectly constitute our major shareholders, Mr Jun Yin, Mr Tongju Zhou and Mr. Duo Wang. Mr Yin was sentenced to death with a stay of execution for two years, the other two defendants, Mr Zhou and Mr Wang, each received life imprisonment, all of their personal property will be confiscated.

Although the management believes that the shares owned by the major shareholders, Jun Yin, Duo Wang and Tongju Zhou will eventually be confiscated by the Chinese government in accordance with the final verdict issued by the Supreme People’s Court of Shandong Province, it has no knowledge of the timing and procedures involved in enforcing such a verdict. We have been informed by the Listing Qualification Department of the NASDAQ Stock Market LLC that they knew the continuing uncertainty associated with the verdict as a matter of concern, and have contacted the relevant State agency to se if any further information regarding such procedures is available.

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

(23) Earnings/(Net Loss) Per Share

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

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2010 and 2009
	2010		2009
	RMB	US$	RMB

Cash and cash equivalents	92	14	28
Other current assets	282,893	42,786	293,179
Investments in subsidiaries	395	60	409

Total assets	283,380	42,860	293,617

Current liabilities	49,315	7,459	34,657
Total shareholders’ equity	234,065	35,401	258,960

Total liabilities and shareholders’ equity	283,380	42,860	293,617

Condensed unaudited Statements of Operations (For the years ended December 31, 2010, 2009 and 2008)
	2010		2009	2008
	RMB	US$	RMB	RMB

Interest expense	(12)	(2)	-	(15)
General and administrative expenses	(14,411)	(2,180)	(4,974)	(11,404)

Loss before equity in undistributed
Earnings of subsidiaries	(14,423)	(2,181)	(4,974)	(11,419)
Equity in earnings of subsidiaries	58,478	8,844	(13,989)	31,668

Net income (loss)	44,055	6,663	(18,963)	(20,248)

	2010		2009	2008
	RMB	US$	RMB	RMB
Interest income/ (expenses)	(12)	(2)	-	(15)
General and administrative expenses	(14,411)	(2,180)	(4,974)	(11,404)

Loss before equity in undistributed	-	-
Earnings of subsidiaries	(14,423)	(2,181)	(4,974)	(11,419)
Equity in earnings of subsidiaries	58,478	8,844	(13,989)	31,668

Net income	44,055	6,663	(18,963)	(20,248)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2010, 2009 and 2008)

	2010		2009
	RMB	US$	RMB

Cash flow from operating activities
Net income (loss)	40,783	6,168	(18,963)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	(55,206)	(8,350)	13,975
- Foreign exchange gain	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	(41)
- Other current liabilities	6,139	929	1,153

Net cash used in operating activities	(8,284)	(1,253)	(3,876)

Cash flow from financing activities

Payments to related parties	8,321	1,258	4,306
Proceeds from related parties	(10)	(2)	(412)

Effect of foreign exchange	38	6	0.1

Net cash provided by financing activities	8,348	1,263	3,893

Net increase in cash	64	10	16
Cash and cash equivalents:
At beginning of year	28	4	12
At end of year	92	14	28

(25) Subsequent Events

Fuwei Shandong and Dornier had entered an equipment purchase contract for the third production line in January 2007. Fuwei Shandong made the prepayment to Dornier for 3.1 million Euros, Due to the fund shortage of Fuwei Shandong at that time, Dornier terminated the initial contract with Fuwei Shandong. The two parties have been in discussion on a renewed equipment purchase contract. The prepayment made will be considered in the renewed contract together with additional cost of 4.2 million Euros incurred by Dornier, which includes financial cost, storage cost, and equipment modification cost. As of March 24, 2011, we have not entered into the renewed contract because of pending provisions of the renewed contract.

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