Form 20-F/A
period 2010-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2012-03-21
CIK 1381074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

☐ Yes   ☒   No

Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No.2 to our Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”), which was originally filed with the Securities and Exchange Commission (the“SEC”) on March 25, 2011. This Form 20-F/A amends and restates the following Items of the Form 20-F: Item 15. Controls and Procedures and Item 19. Exhibits.

3

TABLE OF CONTENTS

ITEM		PAGE

Item 15	Controls and Procedures	5
Item 19	Exhibits	7

 Part II

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including the principal executive officer and the principal accounting officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report (the “Evaluation Date”). Based on this evaluation, our principal executive officer and principal accounting officer have previously concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is accumulated and communicated to management (including such officers) as appropriate to allow timely decisions regarding required disclosure and recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to us, including our consolidated subsidiaries. Following the review of our Annual Report on Form 20-F by the Securities and Exchange Commission as described below and subsequent reconsideration of the conclusions originally expressed, our principal executive officer and principal financial officer continue to believe that as of the Evaluation Date, our disclosure controls and procedures were effective. Additionally, there were no changes in our internal control over financial reporting that during the period covered by this Annual Report on Form 20-F/A has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have previously concluded as of the Evaluation Date, our internal controls over financial reporting were effective as of December 31, 2010. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010.

The Public Company Accounting Oversight Board defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when:

• a control necessary to meet the control objective is missing; or

• an existing control is not properly designed such that, even if the control operates as designed, the control objective is not always met.

A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

The material weaknesses identified result from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements.

We are in the process of developing and implementing a remediation plan to address the deficiencies in the areas of personnel with knowledge of and experience with US generally accepted accounting principles. However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate because of changes in conditions in the future.

The Company’s independent auditor, Kabani & Company, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2010.

(c) Attestation report of the registered public accounting firm.

This Annual Report on Form 20-F/A does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Annual Report.

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

Part III

Item 19. Exhibits.

The following exhibits are filed as part of this Amendment No. 2:
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

Dated: March 21, 2012

