Form 20-F
period 2011-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2012-04-12
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, there were 13,062,500 ordinary shares outstanding.

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

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes   ☒   No

	PART III
Item 17	Financial Statements	72
Item 18	Financial Statements	72
Item 19	Exhibits	74

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this annual report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

·	our goals and strategies;

·	our future business development, results of operations and financial condition;

·	our ability to protect our intellectual property rights;

·	expected growth of and changes in the PRC BOPET film industry and in the demand for BOPET film products;

·	projected revenues, profits, earnings and other estimated financial information;

·	our ability to maintain and strengthen our position as a leading provider of BOPET film products in China;

·	our ability to maintain strong relationships with our customers and suppliers;

·	our planned use of proceeds;

·	effect of competition in China and demand for and price of our products and services; and

·	PRC governmental policies regarding our industry.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties and assumptions include, among other things:

·	competition in the BOPET film industry;

·	growth of, and risks inherent in, the BOPET film industry in China;

·	unpredictable impact on the company’s revenue by price movements of crude oil in recent years;

·	uncertainty in our export due to trade protectionism around the world;

·	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;

·	uncertainty in our ability to complete the construction of the new production line (thick film) project as scheduled and develop and manufacture high value-added products to win in the competition;

·	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;

·	risks associated with possible defects and errors in our products;

·	uncertainty as to our ability to protect and enforce our intellectual property rights;

·	uncertainty as to our ability to attract and retain qualified executives and personnel;

·	uncertainty as to our ability to attract and retain experienced financial reporting staff familiar with U.S. GAAP;

·	uncertainty in acquiring raw materials on time and on acceptable terms;

·	Adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government;

·	Adverse effect on our business caused by the uncertainty in economic recovery of major developed countries; and

·	Adverse effect on our business caused by extreme climate changes.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.

Our ordinary shares are listed on the Nasdaq Global Market, or NASDAQ, under the symbol “FFHL”.

Except as otherwise required and for purposes of this Annual Report only:

·	“Fuwei”, “Company”, “us”, “our” or “we” refer to Fuwei Films (Holding) Co., Ltd. The term “you” refers to holders of our ordinary shares.

·	“China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government.

·	All references to “Renminbi,” or “RMB” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

·	“BOPET” refers to the Biaxially Oriented Polyester Film.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Chinese Yuan (Renminbi).  In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “RMB” are to the currency of China.

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US$1.00 = RMB6.2939 as of December 31, 2011.

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

	Average	High	Low	Period-end

2007(1)	7.6038	7.7881	7.2946	7.2946
2008(1)	6.9623	7.2941	6.7480	6.8542
2009(1)	6.8311	6.8368	6.8242	6.8270
2010(1)	6.7788	6.8336	6.5820	6.6118
2011(1)	6.4630	6.6364	6.2939	6.2939
September 2011(2)	6.3885	6.3975	6.3780	6.3780
October 2011(2)	6.3710	6.3825	6.3534	6.3547
November 2011(2)	6.3564	6.6862	6.3400	6.3765
December 2011(2)	6.3482	6.3733	6.2939	6.2939
January 2012(2)	6.3119	6.3330	6.2940	6.3080
February 2012(2)	6.2997	6.3120	6.2935	6.2935
March 2012(2)	6.3125	6.3315	6.2975	6.2975
April 2012(2) (3)	6.3021	6.3123	6.2975	6.3052

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
(2)	Monthly average is calculated by averaging the daily rates during the relevant period.
(3)	As of April 6, 2012, the exchange rate was 6.3052.

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

The following selected historical statement of income data for the years ended December 31,2011, 2010 and 2009 and the selected historical balance sheet data as of December 31, 2011 and 2010 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the year ended December 31, 2008 and 2007, and the selected historical balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2011		2010	2009	2008	2007
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	537,645	85,423	501,458	320,731	447,255	449,373
Gross profit	85,472	13,580	130,553	24,612	70,332	99,842

Operating income (loss)	30,736	4,883	59,630	(16,547)	24,604	64,266
Interest expense	(10,227)	(1,625)	(8,846)	(6,540)	(3,995)	(13,233)

Income before income taxes	24,993	3,970	50,754	(23,024)	21,124	51,941

Net income (loss) attributable to the Company	21,081	3,349	40,783	(18,963)	18,157	47,260
Earnings (loss) per share
Basic	1.61	0.26	3.12	(1.45)	1.39	3.62
Diluted	1.61	0.26	3.12	(1.45)	1.39	3.62
Weighted average number ordinary shares, Basic and diluted
Basic	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500
Diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

	Year Ended
	December 31,
	2011		2010	2009	2008	2007
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash	44,172	7,018	171,227	26,804	15,823	30,909
Accounts receivable, net	52,457	8,334	25,482	28,785	38,579	58,195
Inventories	41,774	6,637	52,577	45,039	30,589	41,670
Total current assets	281,904	44,789	263,458	119,282	104,105	211,842
Property, plant and equipment, net	277,119	44,030	284,891	318,600	578,643	493,562
Total assets	790,174	125,546	798,152	735,509	739,904	738,975
Short-term bank loans	168,501	26,772	142,000	153,179	164,764	188,027
Total current liabilities	205,492	32,649	214,580	198,666	204,305	226,445
Total shareholders’ equity	573,669	91,147	552,544	511,567	530,599	512,530

If our subsidiary, Fuwei Films (Shandong) Co. Ltd., or Shandong Fuwei, was not entitled to a reduced enterprise income tax, or EIT, rate of 7.5% for the year ended December 31, 2007, it would have had an EIT rate of 15% for both of those years. Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the year ended December 31, 2011, 2010 and 2009, due to its status as a High-and-New Tech Enterprise since December 2008. If Shandong Fuwei was no longer designated as such, it would have been subject to a standard enterprise income tax at a rate of 25%. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2011, 2010, 2009, 2008 and 2007:

	Year Ended December 31,
(In thousands, except per share	2011		2010	2009	2008	2007
data)	RMB	US$	RMB	RMB	RMB	RMB

Net income	(2,499)	(397)	(5,075)	-	(2,966)	(4,340)

Earnings per share
- basic	(0.19)	(0.03)	(0.39)	-	(0.23)	(0.33)
- diluted	(0.19)	(0.03)	(0.39)	-	(0.23)	(0.33)

The 2011 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2939, which was the noon buying rate for U.S. dollars in effect on December 31, 2011 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2011, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2011, this change in policy resulted in an approximately 22.4% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. Although the Company generates its revenue in the PRC in Renminbi which has become more valuable in U.S. dollars, the Company’s overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

In 2011, we witnessed increased supply than demand of BOPET films which resulted in declined of international prices. In addition, the demand for products made in China reduced. Our business operation may be adversely affected due to continued appreciation of RMB against US dollar, and more stringent trade protection measures in place such as antidumping investigations conducted by several countries against exports of BOPET films originated from China. In addition, the slow economic recovery of the United States, European sovereign and Japan’s debt crisis may also adversely affect our foreign market expansion.

A sharp fluctuation in the demand for raw materials may have a negative impact on our operations if we are unable to pass on all increases in cost of raw materials to our customers on a timely basis.

The total cost of raw materials made up approximately 78.3%, 77.2% and 73.3% of our cost of goods sold in 2011, 2010 and 2009, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 78.2% and 21.8% of our total cost of raw materials in the past three years on average.

Currently the PET resin is mainly used as a raw material in China’s textile industry. The market prices of PET resin may fluctuate due to changes in supply and demand conditions in that industry. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our cost of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The international crude oil prices stayed high in 2011, which caused the price of raw materials to continue to increase. In addition, it is difficult to pass on all the increase in costs of raw materials to customers, which consequently limits our profitability.

In 2012, if there is a continued capacity expansion within China, we may not be able to pass on the increase in costs of raw materials to our customers on a timely basis, which may have an adverse impact in results of our operations. Our ability to hedge against these fluctuations by either entering into long-term supply contracts or otherwise offsetting our exposure to these commodity price variations has been significantly limited. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

In addition, several companies are developing similar and substitute products to address the same packaging field that we are targeting. These competitors may have greater financial and technical resources, productivity, marketing capabilities and facilities, cost-efficiency and human resources, or they may have a better quality of products, service, and production cycle. The competition from these competitors may adversely affect our business.

An increase in competition could result in slow increase in demand, selling price reductions or loss of our market share, which could have an adverse material impact on our operations and financial condition, or result in substantial losses to the Company.

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

In addition, China has gradually lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. In December 2010, the Ministry of Commerce of China terminated its antidumping measures against the PET films originated from South Korea. This may lead to increased competition from foreign companies in our industry, some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential would be adversely affected.

We may be subject to inventory risks that would negatively impact our operating results.

The possible price decline of the inventory may adversely affect the Company’s operation. the price of raw materials and end-product of our inventories are affected by the market.  The fluctuation of the market prices of our raw material inventory and end product inventory will also adversely affect the value of our inventory.

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

Any decrease in the demand for our BOPET films will significantly affect our financial performance. In 2009, we have suffered a slowdown in economic growth due to the global financial crisis, which caused reduction in the sales volume and the prices of our products. In 2010, increased demand from overseas and domestic market contributed to increased sales volume and prices. Since the second half of 2011, the sales and prices of our products continues to decline significantly as a result of increased supply over demand in China and declined demand from overseas market. If such situation continues in the future, such as the continuous slowdown of the market demand or the increase of the demand continues to be less than that of the supply, it could continue to have an adverse impact on our financial condition and operation of our business.

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

We may not be able to complete the construction of the new production line (thick film) project as scheduled, develop and manufacture high value-added films to win in the competition; this may have an adverse impact on us.

The new production line (thick film) with an expected investment totalling US$50 million is still under construction. We have reached an agreement with our equipment supplier regarding the new production line equipment which was delivered starting in March 2012. However, we may still not be able to start operation by the end of 2012 as scheduled. We have commenced the R & D of the high value-added products (such as films for TFT-LCD screens) to be manufactured by this line, however, we can not ensure that the products can be developed as scheduled or be recognized by customers.

The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business.

On September 24, 2004, the People’s Court of Weifang declared Shandong Neo-Luck bankrupt due to its financial difficulties. Shandong Neo-Luck pledged its main assets for the operation of the DMT production line to Weifang Commercial Bank before its bankruptcy.

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US $1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2011, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2011, Neoluck Group had paid US$320,000 and still had US$130,000 outstanding to DMT.

Substantially all of our operating assets were acquired through two auction proceedings under relevant PRC law. We acquired the Brьckner production line in 2003 as a result of a foreclosure proceeding enforcing an effective court judgment and the DMT production in 2004 as a result of a commercial auction from a consigner who obtained such assets through a bankruptcy proceeding. In the opinion of our PRC counsel, Concord & Partners, these proceedings are both valid under Chinese auction and bankruptcy law based on certain factual assumptions. Our PRC counsel’s opinion solely relates to the legal procedure of the auctions and is based upon certain factual assumptions, our written representations and written reports of the auction company and other related parties. There can be no assurance that relevant authorities or creditors of the predecessor owner of these assets will not challenge the effectiveness of these asset transfers based upon the facts and circumstances of these transfers, despite the existence of independent appraisals, and other facts and circumstances of the auctions that cannot be verified by our PRC counsel. Taking into consideration the facts known by our PRC counsel related to the auction of the Brьckner production line and the significant difference in the price paid for the DMT production line at the two bankruptcy auctions involved in our purchase of that asset and, assuming the representations and reports received by our PRC counsel are true and correct in all material respects, our PRC counsel is of the opinion that the auctions of the Brьckner and DMT production lines were valid under PRC law and the possibility of the creditors of Shandong Neo-Luck successfully exercising recourse or claiming repayment with respect to our assets purchased in the bankruptcy proceeding should be remote. However, should any such challenge be brought in China (or elsewhere) and prevail, we may incur substantial liabilities and be required to pay substantial damages as a result of acquiring these assets and this could materially affect our ability to continue our operation.

We have, in the past, experienced and may, from time to time, experience negative working capital. We also face risks associated with debt financing (including exposure to variation in interest rates).

Our total short-term loan as of December 31, 2011 was RMB168.5 million (US$26.8 million), which excludes RMB10.0 million (US$1.6 million) of long-term loans. We have pledged property, plant and equipment and lease prepayments as security for RMB 150.0 million (US$23.8 million) of the above outstanding indebtedness. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. We are subject to risks normally associated with debt financing, including the risk of significant increases in interest rates and the risk that our cash flow will be insufficient to meet required payment of principal and interest. In the past, cash flows from operations have been sufficient to meet payment obligations. There is however, no assurance that we will be able to continue to do so in the future. We may also underestimate our capital requirements and other expenditures or overestimate our future cash flows. In such event, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. If any of the aforesaid events occur and we are unable for any reason to raise additional capital, debt or other financing to meet our working capital requirements, our business, operating results, liquidity and financial position will be adversely affected. For example, if we fail to get appropriate ongoing funds especially enough working capital, it will negatively impact the investment in, construction and continued operation of our new production line. In addition, if we do not obtain financing or have negative working capital, there is a possibility that we may not be able to perform our contracts with our suppliers as a result of our inability to pay them back. The foregoing factors may have an adverse effect on our operation.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

As of December 31, 2011, we have received 18 patents from, and have 10 patent applications pending with the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

Our ability to compete in our markets and to achieve future revenue growth will depend, in significant measure, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations, such as the Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, the enforcement of such laws and regulations in China has not achieved the level in developed countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

·	departure of any of our management members or employees in possession of our confidential proprietary information;

·	breach by such resigned management member or employee of his or her confidentiality and non-disclosure undertaking to us;

·	expiration of the protection period of our registered patents or trademarks;

·	infringement by others of our proprietary technology and intellectual property rights; or

·	refusal by relevant regulatory authorities to approve our patent or trademark applications.

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

To expand our business, we will need to increase our products mix and capacity, which will require substantial capital expenditures especially enough working capital for the construction and continued operation of our new production line. Such expenditures are likely to be incurred in advance of any increase in sales. We cannot assure you that our revenue will increase after such capital expenditures are incurred. Any failure to increase our revenue after incurring capital expenditures to expand production capacity will reduce our profitability.

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to existing shareholders’ return. Additional debt financing may be required which, if obtained, may:

·	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

·	increase our vulnerability to general adverse economic and industry conditions;

·	limit our ability to pursue our growth plan;

·	require us to dedicate a substantial portion of our cash flow from operations as payment for our debt, thereby reducing availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

·	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and/or

·	We cannot assure you that we will be able to obtain the additional financing on terms that are acceptable to us, if at all.

A disruption in the supply of utilities, fire or other calamity at our manufacturing plant would disrupt production of our products and adversely affect our sales.

Our BOPET films are manufactured solely at our production facility located in Weifang City in the PRC. Any disruption in the supply of utilities, in particular, electricity, water or gas supply or any outbreak of fire, flood or other calamity resulting in significant damage at our facilities would severely affect our production of BOPET film and, as a result, we could incur substantial loss of equipment and properties.

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

We have encountered anti-dumping investigations in South Korea and the United States, our overseas expansion strategy in our future business growth may be adversely affected.

Since 2007, the manufacturers in China, India and other countries have encountered anti-dumping investigations conducted by South Korea and the United States. The Korean Trading Committee (KTC) announced the final results for anti-dumping investigations for enterprises in China and India on August 27, 2008. We finally received the anti-dumping duties (ADD) rate of 5.67% which is much lower than the average rate of 23.60% for other enterprises in China. On June 22, 2011, Ministry of Strategy and Finance, Republic of Korea, initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of the BOPET Films originating from China and India. Eight Chinese exporters, including Fuwei Films, are required to participate in this review. The Company has already engaged legal counsels to actively respond to the review.

The US Department of Commerce conducted the anti-dumping investigation in October 2007 covering exporters in China, Brazil, Thailand and the United Arab Emirates. 41 exporters in China were under investigation. In October 2008, the anti-dumping judgments were announced.  Although we received the lowest ADD rate of 3.49% among five exporters that received a duty, our export to the United States, to a certain extent, was still adversely affected by paying the ADD. In 2010, sales to the US market represented less than 1% of our annual total sales volume.

On January 23, 2010, the US Department of Commerce (“USDOC”) began a first round annual review of Chinese BOPET exporters. Fuwei received the lowest anti-dumping duty (ADD) rate of 30.91% in this administrative review conducted by the USDOC, while the ADD rate of other four Chinese companies reviewed by the USDOC is more than 36.93%. In accordance with relevant laws and regulations in the US, the ADD rate of final results will retroactively apply to those US companies which imported Chinese-exported BOPET films, including Fuwei Films USA, LLC, during the period of first review, so these US importers are obligated to pay a supplementary antidumping duty at this ADD rate. In March 2011, we submitted comments to the USDOC regarding perceived ministerial errors made in calculating the ADD applicable to us, although there can be no assurance that the USDOC will agree with our position. The final results of the second review were announced in March 2012, according to which, Fuwei Films was imposed an ADD rate of 8.48% which is slightly higher than the lowest antidumping duty rate of 8.42% of all the Chinese exporters being reviewed. In 2011, the exports value to the United States accounted for less than 0.05% of the total sales.

On December 30, 2011, the Department commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, will actively respond to the review to the extent permitted by law and will continue to seek the low rate which should properly apply to its exports to the United States.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China's BOPET film or downstream industries, our business may be adversely affected.

Changes in Applicable PRC Taxes maybe adversely affect the Company.

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax as well as educational surcharges shall be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges shall be applicable to foreign-funded enterprises, foreign enterprises and foreign citizens, which mean they will no longer exempt from such taxes. In accordance with the regulations, since December 1, 2010, our subsidiary Shandong Fuwei became a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stands at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1, 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. The new policy incurs additional tax expense. If the Chinese government changes its tax policies or adds new types of taxes in the future, our business may be adversely affected.

China’s actions to save energy and reduce emissions may adversely affect our business, by subjecting us to significant new costs and restrictions on our operations.

In 2011, the Chinese government tightened its control over energy saving and emission reduction. The Chinese government intends to reduce energy consumption for gross domestic products and water consumption for industrial added value as well as increasing the comprehensive usage rate of industrial solid waste. Certain of our manufacturing plants that use significant amounts of energy, including electricity and gas, are likely to be affected by this plan. Therefore, our operation might be influenced by the energy saving and emission reduction measures of the Chinese government. Regulations for restricting greenhouse gas emission may increase the prices of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, require us to purchase allowances to offset our emissions or result in an overall increase in our costs of raw materials, any of which could increase costs and negatively affect our business operations or financial results.

The current labor law changes in the PRC may have an adverse impact on our business and profitability.

The Company is of the view that the amended Labor Law of the People’s Republic of China (the “PRC”), which took effect on January 1, 2008 and Implementing Regulations of the Labor Contract Law of the People's Republic of China, which took effect on September 18, 2008 contains certain heightened requirements with respect to employment law, does not constitute a material risk to the Company. The amended Labor Law and its implementing regulations contain new provisions which protecting the interests of the employees, including provisions which stipulate that an employer shall enter into labor contract with its employees and pay social welfare insurance which may increase our human resources costs. In addition, the amended Labor Law also states that upon expiry of the labor contract, an employer shall compensate an employee of the employer who does not renew the labor contract, which may increase our operating expenses. However, to the best of the Company’s knowledge, Shandong Fuwei constantly abides by the Labor Law of PRC, as amended, and therefore does not believe the labor law provisions and any changes will have any material impact on its business or profitability. However, the Labor Law changes in the PRC in the future may have an adverse impact on our business and profitability.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2011, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, we continued to have a material weakness in our internal controls over financial reporting.

We are in the process of developing and implementing a remediation plan to address the deficiencies in the areas of personnel with knowledge of and experience with US generally accepted accounting principles, including recruiting a full-time reporting manager with US GAAP experience and conducting regular training in US GAAP principles for all the financial reporting staff of the Company . However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

 Risks Relating to Business Operations in China

Any material adverse changes in China’s political and economic policies and conditions, riots or slowdown of GDP growth could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2011, 2010 and 2009, sales to our customers in the PRC accounted for approximately72.9%, 79.3% and 88.9%, respectively, of our total revenue. Accordingly, significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions such as riots of the PRC may also adversely affect our business and operations or incur incalculable losses.

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

With increased prices in goods and inflation in 2011, the Chinese government altered its economic stimulus policy and gradually raised the bank reserve ratio and Deposit and loan interest rates. In 2012, these policies are subject to adjustment in accordance with the economic development. These policy changes may adversely affect our business.

A small group of shareholders controlled by the Chinese government have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our ordinary shares.

A small number of shareholders, including Easebright Investments Limited and Apex Glory Holdings Limited (holding companies formerly controlled by certain individuals in China), beneficially owned approximately 65% of our outstanding share capital. As a result, these shareholders and Mr. Zheng Min as the sole director of each of them - have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign owned enterprise in January 2005 and enjoys certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.” Accordingly, it is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. In addition, as a “High Technology Enterprise,” Shandong Fuwei currently enjoys enterprise income tax at an incentive rate of 15%. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and was recertified in October 2011 and enjoys the favorable income tax rate. If there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise, Shandong Fuwei will no longer enjoy the preferential tax treatment.  If that were to occur, Shandong Fuwei would be subject to a 25% standard enterprise income tax rate which would significantly increase our effective tax rate and materially adversely affect our operating results.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards were applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations would, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as Shandong Fuwei, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the income law Enterprise Income Tax Law.

In accordance with a notice issued by the PRC government in October, 2010, since December 1, 2010, Shandong Fuwei, our subsidiary, will become a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stand at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. The policy changes may have an adverse impact on our net profit.

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

From March to July 2003, mainland China, Hong Kong, Taiwan and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the H1N1 avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In recent years, pandemics occurred in high frequency worldwide, which would have adverse effect on the consumption on packaged foods, and have influence on our products sales. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could lead to a substantial decrease in our revenues accompanied by an increase in our costs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects.

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005 and its implementation rules These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations are applicable to our shareholders who are PRC corporate entities and may be applicable to any offshore acquisitions that we make in the future. Under these foreign exchange regulations, PRC residents who make, or have prior to the implementation of these foreign exchange regulations made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC corporate entities who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities.

For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our ability to provide funds to us to pay dividends on our ordinary shares.

Item 4. Information on the Company

Overview

We were formed as a Cayman Islands corporation in August 2004 under the name “Neo-Luck Plastic Holdings Co., Ltd.” and changed our name to “Fuwei Films (Holdings) Co., Ltd.” in April 2005. Our corporate headquarters, principal place of business, production and ancillary facilities occupy an area of approximately 74,251 square meters at No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, 261061. Our agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, NY, NY 10011.

We develop, manufacture and distribute high quality plastic film using the biaxially- oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as the food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name “Fuwei Films”. We export our products to packaging customers and distributors mainly in Europe, Asia and North America etc. Our main products are as below:

·	Printing base film used in printing and lamination;

·      Stamping foil base film and transfer base films used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improving environmental performance ;

·	Metallization film or aluminum plating base film used for vacuum aluminum plating for flexible plastic lamination;

·	High-gloss film used for aesthetically enhanced packaging purposes;

·	Heat-sealable film:used for construction, printing and making heat sealable bags;

·	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging;

·	Dry film is generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;

·	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics; and

·	Chemically treated film used to enhance properties including barrier resistance, printing properties and electrostatic resistance.

Since our establishment, all of our revenues have been derived from the sales of BOPET film, particularly our printing film, stamping film, transfer film and chemical pretreated film, high-gloss film, heat sealable film, dry film, and heat shrinkable film and so on.

We currently operate three production lines. The first line is a Brьckner 6.3 m (in width) production line with an annual designed production capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual designed production capacity of 16,100 metric tons of BOPET film. The third line is a Mitsubishi trial production line which has an annual designed production capacity of 1,500 metric tons. As of December 31, 2011, our manufacturing operations had a total annual designed production capacity of 30,600 metric tons based upon 7,200 production hours per annum. Currently, the company is designing a new thick BOPET film production line, the annual capacity of which is expected to be 23,000 metric tons. Its products, ranged from 38 to 250µm, could be widely used in many industrial products including electronics, electrical insulation and thin film transitor-liquid crystal display (“TFT-LCD”).

We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. Our top five customers in the year ended December 31, 2011 were Southeast Films Technology Co., Ltd., Leonhard Kurz Stiftung & Co. KG, Shanghai Lvxin Evotech Packing Materials Science & Technology Co., Ltd., Celplast Metallized Products Limited, and LG Hausys Ltd. None of our customers accounted for more than 10% of our total revenues in any such year. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2011, 2010 and 2009 our sales to our overseas customers constituted approximately 27.1%, 20.7% and 11.1%, respectively, of our total revenue.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd.. Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.  As of December 31, 2011, the sale revenue of the Fuwei Films USA, LLC was US$61,518.

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

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers, and we have already developed a series of new products. Our R&D team comprises of 14 research personnel in total.

We have an established brand name and are recognized for our product quality in the PRC.

Our products are marketed under our brand name, “Fuwei Films”. We believe that this brand name is well known in the BOPET film market in the PRC and, although our selling prices sometimes exceed those of our competitors, our products have achieved significant market acceptance because of its high quality and our superior customer service. In January 2011, Fuwei Films was recognized as “Shandong Famous Brand”.

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

Our management team is led by our Chairman and Chief Executive Officer, Mr. Xiaoan He who has more than ten years of related experience in the plastics and packaging industries. He has been instrumental in our operations and strategies, contributing his knowledge and experience in the industry. Our management team has extensive management experience and most of them have many years of experience in the manufacturing and marketing of BOPET films.

We can continually renovate or upgrade our production lines according to the market trends and our R & D facilities are advanced in the PRC.

Our first production line was German made and manufactured by Brьckner and the second was made by DMT in France. We continually renovate or update these production lines according to the market trends to enable these lines to produce competitive and premium products. We have a trial prodctuion line for R & D, which enables our R & D capability to take lead in the industry.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	• High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	• “Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	•Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	• A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	• Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	•Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	• First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	• Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	• “Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	• Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	• Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	• Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	• High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	• Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011	• Famous Brand	SME Productivity Promotion Center of Shandong Province

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.

(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.

(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the Nati onal Torch Program in December 2007 and October 2011. This title is recertified every two years.

(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.

(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.

(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.

(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.

(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.

(9)	The brand of Fuwei Films has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.

(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.

Business Prospects

In 2011, the weak economic recovery of the world’s major economies including the US, EU member states and Japan and Europe's deteriorating debt crisis resulted in reduced demand in international and domestic market while the international capacity of BOPET films surged especially in countries such as India and China which attributed to declined international prices of BOPET films. In addition, the high international crude oil price also resulted in high prices of raw materials.Consequently, our sales prices dropped down quarter by quarter with reduced profit margin in 2011.

From 2012 on, the global supply continues to surpass the demand, which result in reduced sales prices and export volume. Meanwhile, due to the negative impact of the foreign and domestic economic environment, the demand for high value-added films declined.

We have identified BOPET thick film, which is mainly used in the electronics, electrical, solar energy and other industries, as a key market segment for potential growth. The thick film rapidly grows with the development of the above-mentioned industry. Currently, giants including Mitsubishi Plastics, Inc., SKC, Inc. and China Lucky Film Corporation invested in and built production lines in China, which will bring fiercer competition to us.

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

Our future plans include:

Accelerated construction of the new BOPET production line for expected production beginning by the end of 2012

We have commenced the construction of a new production line capable of producing BOPET film that is between 38 to 250µm in our current premises in Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, including TFT-LCD screen films. We expect to penetrate into the electrical, electronics, solar energy and other industries with this new BOPET film. The total investment amount of the new production line is estimated to be approximately US$50 million. The first deliveries of the equipment began in March 2012. It is expected that the production line will be put into trial run by the end of 2012.

Expansion into overseas markets

We believe that the overseas markets hold significant potential for future growth. We believe that our venture into the overseas markets which began in 2004 has been successful. Although we are not focused on any particular overseas market, we have identified Europe, Asia and North America as our primary overseas markets.

Our overseas sales were significantly affected by the anti-dumping investigations conducted by South Korea and the United States against BOPET manufacturers originated from China, India and other countries and the appreciation of Renminbi. However, we still believe there is a great potential in overseas BOPET market. Therefore, we will continue to carry out the marketing in the overseas market to attract new clients and sell our specialty films. In 2011, we witnessed increased export volume and value in international market, especially in Asia where the export value increased by 4.2% compared to that in 2010. In 2011, our export value in European and Asian market accounted for 82.6% of the total overseas sales of the Company.

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D area. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 18 patents have been granted and 10 patents are pending.

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

BOPET film has been widely used in the flexbile packaging (such as food, pharmaceutical, cosmetics, cigarettes, alcohol), imaging (such as printing plates and microfilms), and electronics and electrical (such as wire and cable wrap, capacitors and motor insulation). Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films”. Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses and electronics industry in the PRC, in particular the coastal region. We also export our products to packaging customers and distributors mainly in Europe, Asia, and North America.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2011, 2010 and 2009:

Category	2011	2010	2009
Stamping and transfer film	54.6%	56.2%	54.4%
Printing film	10.3%	15.3%	11.0%
Metallization film	5.3%	5.6%	10.9%
Specialty film	26.1%	17.5%	10.6%
Base film for other applications	3.7%	5.4%	13.1%

The above categorizes BOPET film products by application.

Stamping and tranfer film

This is a film that displays excellent thermal stability and tensile strength and is used in metallized film and laser stamping foil and transfer.

Printing film

This is a high transparency film that is corona treated on one side to provide excellent adhesion to ink. This is primarily used in printing and lamination.

Metallization film

This is an aluminum plating base film that displays good thermal stability and tensile strength and provides good adhesion between film and aluminum layer. This is applied to flexible plastic lamination.

Specialty film

We mainly produce the following types of specialty film:

•	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically-enhanced packaging purposes.

•	Heat-sealable film: Film with a three layer structure. The heat-sealable film is primarily used in construction, printing and making heat sealable bags.

•	Dry film: Generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching.

•	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics; and

•	Chemically treated film used to enhance properties including barrier resistance, printing properties and electrostatic resistance.

Base film for other applications

Base films for other application are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

We currently operate three production lines. The first line is a Brьckner 6.3 m (in width) production line with an annual designed production capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual designed production capacity of 16,100 metric tons of BOPET film. Another is a Mitsubishi trial production line which has an annual designed production capacity of 1,500 metric tons. As of December 31, 2011, our manufacturing operations had a total annual designed production capacity of 30,600 metric tons based upon 7,200 production hours per annum.

BOPET film is manufactured from polyethylene terephthalate (PET) resin. BOPET film is produced by melting the granulated PET resin and extruding it into a flat sheet. This sheet is stretched to 3.0 to 3.6 times its original length, and then horizontally from 3.0 to 3.6 times its width, before being heat-set and finally wound into reels. The orientation process (stretching during the application of heat) gives the film its mechanical strength, barrier and optical properties (clarity and gloss). Our Brьckner production line comprises a single extruder which can produce single-layer BOPET film, whereas our DMT production line comprises one main extruder and two co-extruders which can produce BOPET film comprising three layers, of which the core layer and the outer co-polymer layers are made of different materials. Depending on the additives used, the films produced have varying physical and chemical properties. The main steps of our manufacturing process involve:

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

Slitter

The wound BOPET film is then unwound from the metal rolls, divided to the requisite width and length, and wound again into paper or plastic core for delivery to customers.

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2011, our total inventories amounted to approximately RMB41.8 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 24.9%, 6.5%, 62.1% and 6.5% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2011, 2010 and 2009 were 38.1, 47.2 and 45.9, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2011, there were no provisions for inventory obsolescence and inventory written off. As of December 31, 2011, we accrued RMB6.1 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2011, we have the following production lines:

Production Line	Designed Production Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 2 years
DMT Production Line	16,100 tons per annum	Approximately 7 years
Trial Production Line	1,500 tons per annum	Approximately 8 years

The designed production capacity as given by the manufacturer is determined based on the assumption of the production of a specific mix of BOPET films of varying thicknesses. Our Brьckner and DMT production lines and the trial production line have been in use since 2003, 2004 and 2009, respectively. The production lines are depreciated on the straight-line method over their respective estimated useful lives.

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2011, 2010 and 2009, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2011	2010	2009	2011	2010	2009
Brückner Production Line	12,369	12,141	11,823	95.1%	91.1%	90.9%
DMT Production Line	15,350	15,995	13,822	95.3%	99.1%	85.8%

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

As of December 31, 2011, our product inspection and quality control department comprised of 21 employees. We have one manager, 8 process inspectors and 9 end-product inspectors, 1 procurement inspector and 2 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensures that our production process, raw materials and end products are of the quality to our customers’ satisfaction. Only products which have been endorsed with our certified quality marks are delivered to our customers.

Raw Materials

We adopt and adhere to a set of quality inspection procedures and internal controls for the procurement, selection and quality checks of raw materials. Different types of checks are utilized for different categories of raw materials. Our suppliers are also required to meet our internal qualification criteria such as the quality and pricing of their suppliers, their ability to meet our requirements and timely delivery. We conduct batch inspections for raw materials delivered to us before they are accepted and stored in our warehouses. Defective materials are returned to our suppliers for necessary corrective action to ensure that no defected materials are used for production. The raw materials are inspected again prior to selection for use in the production process.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-35 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2011 (primarily for maintenance) was 3.6% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement
Laser holographic base film	Our laser holographic base film is a directly embossable BOPET film, ideal for holographic applications. This film eliminates the need to coat and prepare substrates for holographic embossing, thus reducing costs for our customers. It can be used for anti-counterfeit purposes and in packaging to help enhance the aesthetic perception of food, medicine, cosmetics, cigarettes and alcohol.

Single/double surface matte film	Our matte film is mainly used for aesthetically-enhanced packaging purposes. Our ability to produce single-sided matte films offers significant cost savings for our customers as the non-matte side of the film may be used for other applications without further processing.

Anti-counterfeit film	Our anti-counterfeit film changes color under ultraviolet rays. Accordingly, it is used for packaging branded products for anti-counterfeit purposes.

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.
Heat-sealable film	Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. It cannot only provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is microwave ovenable film for packaging refrigerated and frozen foods.

Heat sealable film for steel	To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film	By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

White film	To be used for print, composite, coating and others, such as advertising lamp house, release film and reflector film.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching. .

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives and Applications	Commercialization Date Expected
Metal-adhesion improved film	To improve the peel strength after be metalized sealing. Mainly used for liquid packages.	October 2012

Base film for solar backsheet	Used in solar backsheet due to its excellent gas and water permability, UV wear resistance and stability of size with additives.	June 2012

Functional protective film for optical application	Coated films for different functions suitable for protection of LCD, LED and other industries.	June 2013

Base film for diffusion and prism film	Coated film made by PET resin for optical purposes feauturing outstanding optical characteristics and adhesion used as base film for diffusion and prism films in LCD and LED.	December 2013

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

Our expenditure on research and development in 2011, 2010, 2009 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2011		2010		2009
	RMB		RMB		RMB
Research and Development Expenses	10,159	(1)	8,058	(2)	4,722	(3)

 (1)& (2)& (3)  In addition to the above-mentioned Expenses in 2011, 2010 and 2009 of RMB10,159, RMB8,058 and RMB4,722, respectively, the R&D capital expenditure was RMB10,014, RMB4,434 and RMB5,500.

We view research and development as an essential part of our business. In the face of increasing competition, we increased our expenditure on research and development from 2009 to 2011, as we believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2011, our sales department comprised of 12 employees in the domestic sales division, 4 employees in the overseas sales division and 2 for sales support. Our marketing department comprised of 2 employees. Our sales department is responsible for our market penetration, such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with our sales personnel. They have established and maintained close business relationship with our key customers.

Customers and Markets

Over the past years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In addition, we entered into dry films market and maintain good relationship with major dry films customers in Mainlan China.

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2011, sales from our domestic and overseas customers constituted approximately 72.9% and 27.1%, respectively, of our annual revenue.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2011, 2010 and 2009:

	Percentage of Total Revenue (%)
	2011	2010	2009
Southeast Films Technology Co., Ltd.	5.5	6.3	3.9
Leonhard Kurz Stiftung & Co. KG	5.0	2.8	0.4
Shanghai Lvxin Evotech Packing Materials Science & Technology Co., Ltd.	3.9	1.6	2.1
Celplast Metallized Products Limited	3.7	2.7	2.3
LG Hausys Ltd	3.6	2.3	-

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in 2011, more and transactions were paid in cash.

We offer a basic salary and commission package for our sales personnel. The scale for the commission payable is dependent on a number of factors such as sales targets completion, debt collection and marketing cost allocation.

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

We accept returned defected products from customers or compensate our customers for the losses incurred from our defected products. For 2011, our losses due to returned products from our customers were approximately 0.5% of our total production volume.

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

The following are the suppliers that supplied 10% or more of our purchase of raw materials for each of the years ended December 31, 2011, 2010 and 2009:

		Percentage of total purchases (%)
	Supply	2011	2010	2009
Sinopec Yizhang Chemical Fibre Company Limited	PET resin and Additive	43.8	42.4	45.8
Mahogany Joy Investments Ltd	PET resin	11.1	11.1	-
Jiangyin Huaxing Compound	PET resin	11.1	11.6	12.5

Note: To our knowledge, Mahongany Joy Investment Company and Jiangyin Huaxing Compound are related companies.

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

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of Total Purchases (%)
Raw Material	2011	2010	2009	Country
PET resin	85.1	75.5	76.0	PRC,Korea,BVI
Additives	14.9	24.5	24.0	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. Since September 2008, the intense fluctuation of the crude oil price has significantly affected the price of raw materials. In 2011, the crude oil price continued to increase by 8.2% compared to that in 2010. Therefore, the average price for raw materials continued to increase and in 2011 it increased by 19.3% compared to that in 2010.

As we are unable to predict the price movements of such raw materials and to minimize the impact of such price fluctuations on our cost, we generally purchase such raw materials in quantities sufficient for our production process for approximately one or two weeks.Based on orders from our customers, we may increase or reduce our raw materials.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2011.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;

•	quality and reliability of products;

•	technical/manufacturing capability;

•	industrial reputation; and

•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Ningbo Shunsu Film Co., Ltd.

We believe that we have established a good reputation and management track record as a manufacturer of BOPET film and are able to offer quality products.

C. Organizational structure.

The following table set forth the details of our subsidiaries as at the date of this Annual Report:

Name	Country of Incorporation	Ownerships Interests	Direct Parent

Fuwei Films (Shandong) Co., Ltd.	Weifang Shandong, China	100% wholly owned by Direct Parent	Fuwei Films (BVI) Co. Ltd.

Fuwei Films (BVI) Co., Ltd.	British Virgin Islands	100% wholly owned by Direct Parent	Fuwei Films (Holdings) Co. Ltd.

Fuwei Films USA, LLC	South Carolina, USA	60% owned by Direct Parent	Fuwei Films (Holdings) Co. Ltd.

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Most of our land use rights, office buildings and three facilities in operation have been mortgaged to two banks in the PRC for loans totaling RMB150 million.

We are in the process of constructing our new production line located in Weifang Hi & New Technology Development Zone. We anticipate that this new production line will produce BOPET film that is between 38 to 250µm. The BOPET film produced using this new production line is targeted at industrial use, including TFT-LCD. The construction of the plants has already been completed.  We initially planned to complete the production line construction at the end of 2008.  However, this production line was not constructed as planned, since we are unable to raise funds through issuing shares or bonds as a result of our major shareholder issues and global financial crisis. Currently, we have reached agreements and resumed the construction of the production line and the first deliveries of the equipment began in March 2012. It is expected that the production line will be put into trial run by the end of 2012.

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

Overview

We develop, manufacture and distribute high quality plastic film using the biaxially oriented stretch technique, otherwise known as BOPET film. Since the establishment of the Company, all of our revenues have been derived from the sales of BOPET film. We sell majority of our BOPET film products to domestic customers in China in the flexible packaging industry with minority of them sold to Europe, Asia, North America and other overseas markets.

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

Shandong Fuwei subsequently acquired these fixed assets through two auction proceedings, the first in October of 2003 and the second in December 2004. At the first auction proceeding in October 2003, Shandong Fuwei acquired assets related to the Brьckner production line that it had been renting from Shandong Neo-Luck. This line had been previously mortgaged by Shandong Neo-Luck to the Bank of China, Weifang city branch as security for several loans extended to Shandong Neo-Luck’s affiliates. When these loans went into default, the Bank of China brought a series of legal actions in Weifang Municipal People’s Court that resulted in the assets securing the loans being sold at a public auction. Following its successful bid at an auction on October 9, 2003, Shandong Fuwei acquired the Brьckner production line and facilities (with an appraised value of approximately RMB169 million) for RMB156 million.

In November 2003, Shandong Fuwei’s shares were sold to Shenghong Group Co., Ltd. (“Shenghong Group”) and Shandong Baorui for an aggregate consideration of RMB98.2 million. Tongju Zhou, a former director of the Company, and Duo Wang each indirectly own 50% of Easebright Investments Limited (“Easebright”), one of our principal shareholders, and are both officers and directors of Shandong Baorui. Jun Yin and Duo Wang own 17.5% and 4.6%, respectively, of Shandong Baorui. In 2004, Messrs. Zhou and Wang, along with Jun Yin established several offshore holding companies in the British Virgin Islands and the Cayman Islands to acquire and hold these shares. In October 2004, Fuwei (BVI) entered into a sale and purchase agreement with Shenghong Group and Shandong Baorui pursuant to which Fuwei (BVI) acquired the respective equity interest of Shenghong Group and Shandong Baorui in Shandong Fuwei for an aggregate consideration of RMB 91 million. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) and was converted into a wholly-foreign owned enterprise pursuant to PRC law.

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

The pledged DMT production line was put up for public auction by the Shandong Neo-Luck Liquidation committee on October 22, 2004. In view of the above complexities, the auction was deemed to be tremendously risky at that time, and therefore, our PRC operating subsidiary did not directly participate in the first auction, which began with a bid price of approximately RMB53 million by reference to an independent valuation performed on a forced sale basis. However, due to the potential tremendous risk involved, the auction had been withdrawn twice and the starting bid price had been further reduced to approximately RMB34 million and was finally purchased by Beijing Baorui, a company indirectly controlled by Shandong Baorui. When the DMT production line was put for public auction by Beijing Baorui three months later, our PRC operating subsidiary purchased it for approximately RMB119 million, which was supported by an independent valuation performed on a going concern basis. We understood that acquiring the DMT production line from Beijing Baorui through the first auction would be an effective way to minimize the risk associated with the uncertainties arising from the bankruptcy of Shandong Neo-Luck. The price difference of approximately RMB85 million represented a risk premium paid to Beijing Baorui, which bore the ultimate risks of recourse from creditors of Shandong Neo-Luck.

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

On May 9, 2011, the Company received a notification from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”) regarding the transfer of the ownership of controlling shareholders.

According to the notification, the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. As a result of the transfers, and based on the information provided by the Administration Company, 52.9% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.

The Company received a second notification dated May 17, 2011 (the “Second Notification”) from the Administration Company regarding the transfer of ownership of Fuwei stock previously controlled by the Company’s major shareholders.

As discussed in the Second Notification, Ms. Qing Liu and Mr. Zhixin Han have transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, 65.4% of its outstanding ordinary shares are controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies, Mr. Zheng Min.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

During the period for the years ended 2011, 2010 and 2009, the total cost of raw materials made up approximately 78.3%, 77.2% and 73.3% of our cost of goods sold, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 82.8% and 17.2%, respectively, of our total cost of raw materials in 2011. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

Although we try to pass on all increases in our raw material costs to our customers, we can only pass on a portionl of the increase to our customers due to the increased supply than demand in the market. We obtain a significant amount of the PET resin used at our facilities from one supplier, who has agreed to supply us fixed quantities of PET resin monthly at the prevailing market price. We have not engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components.

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as our stamping and transfer films, printing films and metallization films, is typically driven by supply and demand conditions in the market. We have more control over setting the prices for our specialty products, such as dry films and heat shrinkable films.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as foods, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2011, 2010 and 2009, approximately 72.9%, 79.3% and 88.9%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending, increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

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

Description of Certain Statements of Income Line Items

Revenues

Revenue from the sale of our domestic BOPET film products is recognized when significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods, or when the amount of revenue and costs incurred or to be incurred in respect of the transaction cannot be measured reliably. In respect of our overseas sales, we ship directly to the destinations of our overseas customers and our revenue is recognized at the time when we receive customs clearance of our exports. Most of our overseas sales are conducted on a Cost, Insurance and Freight (or “CIF”) basis, meaning that we pay the costs and freight necessary to get the products to the port of destination, and the risk of loss is transferred from us to the buyer when the goods pass the ship’s rail at the port of destination. In addition, we have to procure marine insurance against the buyer’s risk of loss of damage to the goods during the carriage. Most of our sales invoices are denominated in the Chinese Yuan (Renminbi), although certain of our overseas sales are denominated in US dollars.

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Materials costs	78.3%	77.2%	73.3%
Energy expense	6.9%	7.4%	9.0%
Factory overhead	10.7%	11.3%	13.1%
Packaging materials	2.7%	2.8%	3.0%
Direct labor	1.4%	1.3%	1.6%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 82.8% and 17.2%, respectively of our total materials costs in 2011.

Energy expense

Energy expense includes water, electricity and gas costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2011, the repair and maintenance of our machinery and equipment were RMB 9.48 million, accounting for 18.8% of factory overhead.

Packaging Materials

Our packaging materials mainly comprise of, among other things, packaging pallets and carton cores, used for the packaging of our BOPET film products for delivery to customers. Generally, our unit cost of packaging materials does not fluctuate significantly and our total costs for packaging materials typically vary in line with our sales volume.

Direct Labor

Direct labor cost includes salaries, wages, bonuses and other payments to our employees in the PRC who are involved in the production of our products. The main factors affecting our direct labor cost are CPI, the changes of any government policies or laws and the demand and supply of skilled labor.

Operating Expenses

Our operating expenses comprise of administrative expenses, distribution expenses and other operating expense.

Our administrative expenses comprise mainly of administrative staff salaries and related welfare costs, research and development expenses, depreciation charges of office equipment, furniture and fixtures, amortization charges relating to land use rights, allowance for doubtful trade receivables, professional fees, government duties and fees, insurance expenses, rental expenses, travel expenses, entertainment expenses, office expenses and miscellaneous expenses.

Our distribution expenses comprise mainly of freight costs, travel expenses, selling and promotion expenses as well as salaries and commission paid to our sales and marketing personnel.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate of 15% during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law.

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2011, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.4%, 3.3% and 1.9% in 2011, 2010 and 2009, respectively.

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

As of December 31, 2011, our largest trade debtor was Yangzhou Haikesaier Co., Ltd., a company based in China. The trade receivables from Yangzhou Haikesaier Co., Ltd. amounted to approximately RMB954,000 as of December 31, 2011.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2011, 2010 and 2009 is as follows (in thousands):

	December 31,2011		December 31,2010	December 31,2009
	RMB	US$	RMB	RMB
Balance at beginning of year	2,140	340	2,259	4,074
Bad debt expense (recovery)	(355)	(56)	(119)	(1,713)
Write-offs	-	-	-	(102)

Balance at end of year	1,785	284	2,140	2,259

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Results of Operations

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on page F-1 of this Annual Report.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
		(% of Total Revenue)
Gross profit	15.9	26.0	7.7
Operating expenses	(10.2)	(14.1)	(12.8)
Other expense	(1.1)	(1.8)	(2.0)
Income tax benefit (loss)	(0.7)	(2.2)	1.3
Net income (loss)	3.9	8.1	(5.9)

Fiscal year ended 2011 compared to fiscal year ended 2010

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2011			2010
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	293,768	46,675	54.6%	282,033	56.2%
Printing film	55,218	8,773	10.3%	76,720	15.3%
Metallization film	28,205	4,481	5.3%	28,108	5.6%
Specialty film	140,491	22,322	26.1%	87,956	17.5%
Base film for other applications	19,963	3,172	3.7%	26,641	5.4%
	537,645	85,423	100%	501,458	100%

During the fiscal year ended December 31, 2011, our net revenues were RMB537.6 million, which was an increase of RMB36.2 million or 7.2%, as compared to the same period for 2010. The increase in revenue was mainly due to increased average unit price contributing to the increased sales volume of high value-added products in the product portofolio.

In 2011, sales of specialty films were RMB140.5 million and 26.1% of our total revenues as compared to RMB88.0 million and 17.5% in 2010, which was an increase of RMB52.5 million, or 59.7%, as compared to the same period in 2010. The increase was mainly attributable to the increased demand for films applied to electronics industry and environmentally friendly films.

Overseas sales were RMB145.5 million or US$23.1 million, or 27.1% of total revenues, compared with RMB103.7 million or 20.7% of total revenues in 2010. The increase of the overseas sales mainly attributes to the increase of the export volume especially in Asia and Canada and sales price of BOPET products.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2011 and 2010 (amounts in thousands):

	December 31,2011			December 31,2010
	RMB	US$	% of Total	RMB	% of Total
Sales in China	392,195	62,313	72.9%	397,781	79.3%
Sales in other countries	145,450	23,110	27.1%	103,677	20.7%
	537,645	85,423	100.0%	501,458	100.0%

Cost of Goods Sold

Our cost of goods sold was RMB452.2 million for the year ended December 31, 2011, which was an increase of RMB81.3 million, or 21.9%, as compared to the same period for 2010. The increase resulted from the increased unit material price compared to the same period in 2010.

Gross Profit

Our gross profit during the year ended December 31, 2011 was RMB85.5 million representing a gross margin of 15.9%, reduced by RMB45.1 million or 10.1% in gross profit margin, compared to RMB130.6 million or 26.0% for the year ended December 31, 2010. The decrease in gross margin was mainly due to the increase of raw material prices. Our primary raw materials consisted of PET resin and additive, the total cost of which made up approximately 78.3% of our cost of goods sold in 2011. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The international crude oil prices stayed high in 2011, which resulted in an increase of 19.3% in average prices of raw materials. Meanwhile, the average sales prices only increased by 8.3% in 2011. Consequently, the increase in cost of sales goods sold surpassed that in sales price, and the gross profit declined significantly in 2011.

Operating Expenses

Our operating expenses during the year ended December 31, 2011 was RMB54.7 million, which was an decrease of RMB16.2 million, or 22.8%, as compared to the same period for 2010. This increase was mainly due to the decrease of accrued class action indemnity and related legal fees, and allowance for doubtful trade receivables as well as the anti-dumping duty.

Other Expense

Our other expenses during the year ended December 31, 2011 was RMB5.7 million, which was an decrease of RMB3.2 million, or 35.3%, as compared to the same period for 2010. The decrease was mainly due to the short-term financial income being more than bank loan interest increase.

Income Tax Benefit (Expense)

Theincome tax expense for the year ended Dec 31, 2011 and 2010 was RMB4.0 million and RMB11.1 million respectively. The effective tax rates in 2011 and 2010 are 15.8% and 21.8% respectively. The lower effective tax rate in 2011 is primarily due to lower profit in 2011 and the carryforward net loss for the period ended 2010.

Fiscal year ended 2010 compared to fiscal year ended 2009

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2010			2009
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	282,033	42,656	56.2%	174,356	54.4%
Printing film	76,720	11,604	15.3%	35,231	11.0%
Metallization film	28,108	4,251	5.6%	35,138	10.9%
Specialty film	87,956	13,303	17.5%	34,004	10.6%
Base film for other applications	26,641	4,029	5.4%	42,002	13.1%

Total	501,458	75,843	100%	320,731	100.0%

During the fiscal year ended December 31, 2010, our revenues were RMB501.5 million, which was an increase of RMB180.7 million or 56.3%, as compared to the same period for 2009. The significant increase in sales was mainly due to the significant increase of average unit sales price.

In 2010, sales of specialty films were RMB88.0 million and 17.5% of our total revenues as compared to RMB34.0 million and 10.6% in 2009, which was an increase of RMB54.0 million, or 158.7%, as compared to the same period in 2009. The increase was mainly attributable to the increased demand for high value-added packaging. Furthermore, the increase of the sales of some specialty films, such as dry films also attributed to the sales increase.

Overseas sales were RMB103.7 million or US$15.7 million, or 20.7% of total revenues, compared with RMB35.6 million or 11.1% of total revenues in 2009. The increase of the overseas sales mainly attributes to the increase of the overseas market and the sales price of BOPET products.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2010 and 2009 (amounts in thousands):

	For the year ended December 31,
	2010			2009
	RMB	US$	% of Total	RMB	% of Total
Sales in China	397,781	60,162	79.3%	285,120	88.9%
Sales in other countries	103,677	15,681	20.7%	35,611	11.1%

Total	501,458	75,843	100.0%	320,731	100.0%

Cost of Goods Sold

Our cost of goods sold was RMB370.9 million for the year ended December 31, 2010, which was an increase of RMB74.8 million, or 25.3%, as compared to the same period for 2009. The increase resulted from the increased unit material price compared to the same period in 2009.

Gross Profit

Our gross profit during the year ended December 31, 2010 was RMB130.6 million representing a gross margin of 26.0%, increasing RMB106.0 million or 430.4%, compared to RMB24.6 million or 7.7% for the year ended December 31, 2009. The increase in gross margin was mainly due to the increase of sales price being more than the increase of cost of sales.

Operating Expenses

Our operating expenses during the year ended December 31, 2010 was RMB70.9 million, which was an increase of RMB29.8 million, or 72.3%, as compared to the same period for 2009. This increase was mainly due to the increase of R&D expenses, accrued class action indemnity and related legal fees, and overseas sales expenses.

Other Expense

Our other expenses during the year ended December 31, 2010 was RMB8.9 million, which was an increase of RMB2.4 million, or 37.0%, as compared to the same period for 2009. The increase was mainly due to bank loan interest increase of RMB2.3 million.

Income Tax Benefit (Expense)

The effective tax rate was 21.8% and 17.7% in 2010 and 2009, respectively. The higher effective tax rate in 2010 was primarily due to higher profit in 2010 and the carryforward net loss for the period ended 2009.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

Our capital expenditures in 2011 have been primarily financed through short-term borrowings from financial institutions. The interest rates of short-term borrowings from financial institutions during the three-year period from 2009 to 2011 ranged from 0% to 7.87%, and these borrowings may not be prepaid prior to maturity.

Since our inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and our working capital needs. As of December 31, 2011, we had borrowings of RMB179.0 million including eight different loan agreements with three financial institutions in the PRC.

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

The Company obtained four short-term loans from Bank of Communications Co., Ltd. on May 25, 2011 and May 30, 2011, for a total amount of RMB130.0 million (US$20.7 million), including: (i) RMB30.0 million (US$4.8 million) on May 25, 2011, maturing on May 7, 2012; (ii) two bank loans each for the amount of RMB35.0 million (US$5.6 million) on May 25, 2011, maturing on May 14, 2012 and May 21, 2012, respectively; and (iii) RMB30.0 million (US$4.8 million) on May 30, 2011, maturing on April 17, 2012. The Company made a payment of RMB7.0 million (US$1.1 million) to the Bank of Communications at the end of January 2011. In addition, the Company made a payment of RMB60.0 million (US$9.5 million) and RMB70.0 million (US$11.1 million) to the Bank of Communications at the end of May 2011. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of December 31, 2011, the effective interest rate is 7.87%.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a prepayment of 2.006 million Euros (RMB18.5 million) to Dornier through Bank of Communications, and Shandong Fuwei deposited a payment of RMB18.5 million to Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of 2.006 million Euros (RMB18.5 million) to Shandong Fuwei, with a term starting on April 26, 2011 to April 25, 2012 with an annual interest of 4.2725%.

The Company entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amounts of (i) RMB10.0 million (US$1.6 million), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10.0 million (US$1.6 million), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5.0 million (US$0.8 million), effective on December 2, 2008, with a maturity date of December 2, 2011. On December 2, 2011, the Company repaid RMB5.0 million (US$0.8 million) to Bank of Weifang.

On November 20, 2009, the Company signed a long-term loan agreement of RMB10.0 million (US$1.6 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3.4 million (US$0.5 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2011 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2011, 2010 and 2009 is as follows (in thousands):

	2011		2010	2009
	RMB	US$	RMB	RMB
Net cash (used in) provided by operating activities	(14,018)	(2,228)	98,575	7,988

Net cash (used in) provided by investing activities	(119,325)	(18,959)	52,012	(5,657)

Net cash provided by (used in) financing activities	6,501	1,032	(6,179)	8,415

Effect of foreign exchange rate changes	(213)	1,276	16	236

Net increase (decrease) in cash and cash equivalent	(127,055)	(18,879)	144,424	10,981

Cash and cash equivalent
At beginning of the year	171,227	25,897	26,804	15,823
At end of the year	44,172	7,018	171,227	26,804

Operating Activities

Net cash used in operating activities was RMB14.0 million for the year ended December 31, 2011 as compared to net cash provided from operating activities of RMB98.6 million for the year ended December 31, 2010. The decrease of net cash provided from operating activities of RMB112.6 million was mainly due to the increase of receivables from clients and other receivables and reduced advance from our customers.

Net cash provided from operating activities was RMB98.6 million for the year ended December 31, 2010 as compared to RMB8.0 million for the year ended December 31, 2009. The increase was mainly due to the increase of net income and increased advance from our customers.

Net cash provided from operating activities was RMB8.0 million for the year ended December 31, 2009 as compared to RMB80.0 million for the year ended December 31, 2008. The decrease was mainly due to the decline of net income and increased inventories.

Investing Activities

Net cash used in investing activities was RMB119.3 million in 2011 due to the deposit for the Letter of Credit for Dornier equipment and the advance of the equipment.

Net cash provided from investing activities was RMB52.0 million in 2010 due to the retrieval of the advance of the equipment.

Net cash used in investing activities was RMB5.7 million in 2009 which is mainly used in equipment purchase and payment for constructions.

Financing Activities

Net cash generated from financing activities was RMB6.5 million for the year ended December 31, 2011, which was mainly due toincreased bank loans.

Net cash used in financing activities was RMB6.2 million for the year ended December 31, 2010, which was mainly due to repayment of the bank loans.

Net cash generated from financing activities was RMB8.4 million for the year ended December 31, 2009, which was mainly from bank loans.

Foreign Exchange Exposure

Translations

Our reporting currency is Chinese Yuan (Renminbi or“RMB”). The functional currency of our operating subsidiary in the PRC is RMB and our operating subsidiary also maintains its books and records in RMB. Accordingly, we are not exposed to any material foreign currency translation effects.

Transactions

We are, to a certain extent, exposed to transaction foreign currency exposure arising from our operations in the PRC.

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2011, 2010 and 2009, approximately 72.9%, 79.3% and 88.9% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we procured within the PRC during 2011, 2010 and 2009 were 84.9%, 85.1% and 95.6% respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2011, 2010 and 2009 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2011, 2010 and 2009 were as follows (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	RMB	RMB	RMB
Buildings	-	-	-
Plant and equipment	33,195	7,447	7,924
Motor vehicles	914	-	-
Assets under construction	36,305	1,257	1,462
Others (computer and furniture fittings)	2,172	1,241	-
Total	72,587	9,945	9,386

The following table summarizes our contractual commitments as of December 31, 2011 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	110,218	110,218	-	-	-
Bank loans(ii)
Principal	178,501	168,501	-	3,350	6,650
Interest(iii)	10,227	10,227	-	-	-
Operating leases(iv)	354	354	-	-	-
Total	299,299	289,299	-	3,350	6,650

(i)	The purchase of equipment has been financed by the sale of our ordinary shares and in the future would be financed by bank borrowings and internally generated funds from operations.

(ii)	We had short-term loans of RMB169.0 million on December 31, 2011 that are due at various times in 2011. We also have long-term loans for RMB10.0 million. We renegotiated substantially all of our outstanding indebtedness resulting in approximately RMB179.0 million of secured indebtedness of the total outstanding. Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.

(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2011 plus an estimated risk premium on borrowing.

(iv)	The operating leases mainly relate to our rental of staff dorms and offices. The term of these leases typically ranges from 1 year, and are renewable, subject to renegotiation of terms, upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.4%, 3.3% and 1.9% in 2011, 2010 and 2009 respectively.

Recent Accounting Pronouncements

In December 2011, the FASB issued guidance on offsetting (netting) assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance is effective for annual periods beginning after January 1, 2013.

In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is less than its carrying amount, the two-step goodwill impairment test is not required. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance is effective for annual periods beginning after December 15, 2011. In December 2011, the FASB issued a deferral of certain portion of this guidance.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance is effective for annual periods beginning after December 15, 2011.

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

As of the date of this Annual Report, we have received 18 patents from, and have 10 patent applications pending with the PRC authorities.

We currently sell our products in the PRC with the registered trademark of “Fuwei Films”. Our ability to compete in our markets and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. An infringement upon these rights may reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm our business. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.

Trend Information

Since 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2012, which will result in fiercer price competition. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

In addition, aiming at the rapidly developed thick films market (with applications in electronics, electrical, solar energy and other industries), giants including Mitsubishi Plastics, Inc., SKC, Inc. and China Lucky Film Corporation invested in and built production lines in China, which will bring challenges and fiercer competition to our thick film project under construction.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Our directors and executive officers and their former/present positions with us, as of December 31, 2011, are as follows:

Directors and Executive Officers

Name	Age	Position
Xiaoan He	50	Chairman and Chief Executive Officer

Xiuyong Zhang	42	Chief Financial Officer and Director

Tee Chuang Khoo (1)(2)	66	Independent Director

Changrong Ji (1)(2)(3)	66	Independent Director

Shan Jiang (1)	65	Independent Director

Zhibing Qian(4) Yong Jiang(5)	46 38	Senior Vice President and Secretary Board Secretary

Xiaoming Wang	52	Vice President of Shandong Fuwei

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	On March 24, 2011, Mr. Qian submitted his resignation from his position as the Senior Vice President and Secretary of the Company, effective April 2, 2011.
(5)	On April 15, 2011, the board of directors of the Company appointed Mr. Yong Jiang as Board Secretary of the Company to replace Mr. Zhibing Qian who resigned from his position as the Senior Vice President and Secretary of the Company, effective April 2, 2011.

Information about Directors and Officers

Set forth below is certain information with respect to each director and officer as of December 31, 2011:

Xiaoan He has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has more than fifteen years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983.

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

Yong Jiang has been the Board Secretary since April 2011. He is also the assistant President of Fuwei Films (Shandong) Co., Ltd. since 2007. From 2003 to 2006, he served as assistant manager, deputy manager and manager of the marketing department for Shandong Fuwei. In 1998, he joined the predecessor of Shandong Fuwei, Weifang Neoluck Plastic Co., Ltd. where he was responsible for overseas sales and production planning. Since 2010, Mr. Jiang has been studying to obtain his EMBA degree in Nankai University. In 1998, he received his bachelor’s degree in Information Management and Information System from Shandong University.

Xiaoming Wang has been Vice President of Shandong Fuwei since January 2005 and is responsible for the management of our production facilities, production planning and engineering. Prior to joining us, Mr. Wang was the vice manager of Weifang Engine Manufacturing Co. from 1986 to 1998 and the deputy general manager of Shandong Neo-Luck from 1998 to 2003. Mr. Wang was the deputy general manager of Shandong Fuwei during 2004. Mr. Wang was certified as a professional economist by the Shandong Province Human Resources Committee in 2001 and obtained a certificate in Economics Management awarded by the PRC Central Party Learning Institute and obtained a certificate in Business Enterprises Operational Management from the Shandong Television University in 1986.

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

Nasdaq Rule 5605(b)(1) requires that the Board be comprised of a majority of Independent Directors as such term is defined in Rule 5605(a)(2). The Company provided Nasdaq with a notice on December 25, 2007 stating that as a “Controlled Company”, it is exempt from the requirements of Rule 5605(b)(1). Pursuant to Rule 5615(c)(1), a “Controlled Company” is a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As of December 31, 2011, Weifang State-Owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee, controlled 65.4% of the outstanding ordinary shares of Fuwei. As a result, Fuwei is considered to be a Controlled Company and relied upon the exemption from December 25, 2007.

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo, Changrong Ji and Jiang Shan. On August 4, 2010, the board of directors appointed Mr. Shan Jian to be a director and a member of the Audit Committee of the Company. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit Committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our Compensation Committee currently consists of Tee Chuang Khoo and Changrong Ji. The Compensation Committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing and approving any employee loan in an amount equal to or greater than RMB100,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should read “Additional Information - Differences in Corporate Law” for a more complete discussion of these matters.

B. Compensation.

Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings.

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 8 persons for the year ended December 31, 2011 was approximately RMB1.7 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

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

We have also entered into a Service Agreement with Mr. Xiuyong Zhang, our Chief Financial Officer. The initial term of his Service Agreement began from March 1, 2006 to March 1, 2009. Upon the expiration of his Service Agreement, we extended the term of his Sevice Agreement for another three years to March 1, 2012. Mr. Zhang’s Service Agreement was further renewed for a term of three years to February 28, 2015. Under the term of his initial Service Agreement, Mr. Zhang was entitled to an annual basic salary of RMB300,000. As approved by the board of directors, Mr. Zhang’s annual salary was adjusted to RMB 350,000 effective as of January 1, 2011. Mr. Zhang can terminate his Service Agreement upon three months prior written notice or by paying the Company a sum equaling to three months salary in lieu of such notice. The Service Agreement may also be terminated by either party pursuant to the applicable provisions of the China Labor Law.

We have also entered into service agreements with our other executive officers. The initial term of Mr. Xiaoming Wang’s Service Agreement was three years commencing from April 2, 2007. Upon expiration of his Service Agreement, it was renewed for two years to December 31, 2011. Mr. Wang’s Service Agreement was further renewed in December 2011 with an unspecified term. The initial term of Mr. Zhibing Qian’s Service Agreement was two years commencing from April 2, 2007. Upon expiration of his Service Agreement, it was renewed twice for one year in April 2009 and 2010. On March 24, 2011, Mr. Qian submitted his resignation from his position as the Senior Vice President and Secretary of the Company, effective April 2, 2011. On April 15, 2011, the board of directors of the Company appointed Mr. Yong Jiang as the Board Secretary of the Company to replace Mr. Zhibing Qian and Mr. Jiang renewed his service agreement with the Company in December 2011 with an unspecified term.

We may only terminate the Service Agreement prior to the expiry (except by mutual agreement and except as provided in the Service Agreement) upon the occurrence of certain events including, without limitation, for cause, disability or personal bankruptcy. The term of service of each of our executive officers will be renewed for successive periods of one year each after the expiration of the initial period. The Service Agreement may be terminated by not less than three months’ notice in writing served by either party to the Service Agreements. We have the option to pay the executive officer salary in lieu of any required period of notice of termination.

Under the terms of their respective Service Agreements, Mr. Xiaoming Wang and Mr. Yong Jiang are entitled to an annual basic salary of RMB240,000 and RMB180,000, respectively, effective January 1, 2011. Their annual salaries may be revised at the discretion of the Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements.

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

D. Employees.

As of December 31, 2011, our total staff consisted of 261 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 12, 2012, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 13,062,500 ordinary shares outstanding as of April 12, 2012.

	Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Xiaoan He	65,520	(1)	0.5%
Xiuyong Zhang	46,800	(2)	0.4%
Tee Chuang Khoo	—		—
Changrong Ji	—		—
Xiaoming Wang	37,440	(3)	0.3%
Shan Jiang	—		—
Zhibing Qian(4)	—		—
Yong Jiang	18,720	(5)	0.1%
All directors and executive officers as a group ( 8 persons)	187,200		1.1%
5% Shareholders:
Weifang State-Owned Assets Operation Administration Company	8,550,000	(6)	65.4%

(1)	Owned by Everise Investment Management Co., Ltd., a Hong Kong corporation (“Everise Investment”). 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. He shares voting and dispositive control with Messrs. Jiang Yong, Xiuyong Zhang, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. He disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 65,520 shares of ordinary shares.

(2)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Zhang shares voting and dispositive control with Messrs. Jiang Yong, Xiaoan He, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. Zhang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 46,800 shares of ordinary shares.

(3)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Wang shares voting and dispositive control with Messrs. Jiang Yong, Xiaoan He, Xuehua Li and Xiuyong Zhang over the shares held by Everise Investment. Mr. Wang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 37,440 shares of ordinary shares.

(4)	On March 24 2011, Mr. Qian submitted his resignation from his position as the Senior Vice President and Secretary of the Company, effective April 2, 2011.
(5)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Jiang shares voting and dispositive control with Messrs. Xiaoan He, Xuehua Li, Xiaoming Wang and Xiuyong Zhang over the shares held by Everise Investment. Mr. Jiang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 18,720 shares of ordinary shares.
(6)	According to the notification dated May 9, 2011 from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”) , the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. 52.9% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.

According to the Second Notification dated May 17, 2011 from the Administration Company, Ms. Qing Liu and Mr. Zhixin Han have transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, the Company believes that 65.4% of its outstanding ordinary shares are controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies, Mr. Zheng Min.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2009 and ending December 31, 2011.

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

The transactions and balances with related parties are analyzed as follows:

(a) Transactions with Related Parties

During the years ended 2011, 2010 and 2009, we paid approximately RMB120,317 (USD$19,116), RMB76,100 and RMB136,820, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

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

Legal Proceedings.

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

B. Significant Changes.

Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), a German equipment supplier, entered into a renewed BOPET equipment purchase contract on March 30, 2011(“Contract”), to purchase equipment for its thick BOPET film production line. The products of the new production line, with a designed annual capacity of 23,000 metric tons and thickness ranging from 38 to 250µm, will be widely used in electronics, electrical, solar energy and other industries, including TFT-LCD. Pursuant to the terms of the contract, the total purchase price is 16.5 million Euros with a delivery date of June 2, 2012 to July 14, 2012. The original contract between Shandong Fuwei and Dornier to purchase equipment for the Company’s thick film BOPET production line was entered into on January 20, 2007, as amended on February 2, 2007. However, as a result of Shandong Fuwei’s inability to pay the balance of the purchase price, the contract was cancelled and the construction of the production line was suspended.

Pursuant to the terms of the Contract, Shandong Fuwei made a down payment of 2.006 million Euros on April 26, 2011, and on June 22, 2011, Shandong Fuwei issued a Letter of Credit in the amount of 10.7 million Euros to Dornier.

On July 22, 2011, Shandong Fuwei and Dornier entered into a supplementary agreement to the Contract dated March 30, 2011, pursuant to which, among other things, both parties agreed to change the scheduled delivery to between March 10, 2012 and April 21, 2012, three months earlier than the original Contract delivery date. In addition, pursuant to the supplementary agreement, there were certain modifications to design of the production line in addition to changes in the total price of the production line which was increased by 403,000 Euros and the total contract price was increased to 16.9 million Euros. On July 29, 2011, Shandong Fuwei increased the amount of the letter of credit by 354,000 Euros to 11.1 million Euros accordingly and Shandong Fuwei deposited RMB3.3 million (US$524,000) to Bank of China. The total amount of the Letter of Credit was 11.1 million Euros on July 29, 2011.

On August 25, 2011, Shandong Fuwei made the interim payment of 717,000 Euros to Dornier.

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 per share. As of April 12, 2012, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31,2009	$2.07	$0.34
December 31,2010	$4.60	$0.78
December 31,2011	$6.55	$1.07

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low
March 31, 2010	$1.32	$0.86
June 30, 2010	$1.23	$0.78
September 30, 2010	$1.57	$0.80
December 31, 2010	$4.60	$1.11
March 31, 2011	$6.55	$3.20
June 30, 2011	$5.07	$1.81
September 30, 2011	$5.50	$2.05
December 31, 2011	$2.62	$1.07

For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

(Month Ended)	Ordinary Shares High	Low
November 30, 2011	$2.62	$1.18
December 31, 2011	$1.43	$1.07
January 31, 2012	$2.00	$1.16
February 29, 2012	$1.66	$1.35
March 31, 2012	$1.86	$1.41
April 9, 2012	$2.48	$1.65

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ordinary shares were included for quotation on the Nasdaq Global Market on December 18, 2006 under the symbol “FFHL”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.。

B. Memorandum and Articles of Association.

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. We have filed copies of our complete Memorandum and Articles of Association as exhibits to our Annual Report on Form 20-F for the year ended 2006 filed with the SEC on April 2, 2007.

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

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two and there shall be no maximum number of our directors unless our shareholders in the general meeting otherwise determine a maximum number. Initially we have set our board of directors to have 4 directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation. Any vacancies on our board of directors or additions to the existing board of directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

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

C. Material Contracts.

1)	Loan Contract

We entered into four Loan Contracts with the Bank of Communications for the amount of (i) RMB30 million, effective May 25, 2011, with a maturity date of May 7, 2012, (ii) RMB35 million May 25, 2011, with a maturity date of May 14, 2012, (iii) RMB35 million May 25, 2011, with a maturity date of May 21, 2012, and (iv) RMB30 million, effective May 30, 2011, with a maturity date of April 17, 2012. The Company made a payment of RMB7 million (US$1.1 million) to the Bank of Communications at the end of January 2011. In addition, the Company made a payment of RMB60 million (US$9.5 million) and RMB70 million (US$11.1 million) to the Bank of Communications at the end of May 2011. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of December 31, 2011, the effective interest rate is 7.87%.

In addition, we entered into three interest-free Loan Contracts with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10 million effective January 16, 2009, with a maturity date of January 12, 2012; (ii) RMB 10 million effective January 13, 2010, with a maturity date of January 12, 2012; and (iii) RMB 5 million effective December 2, 2008, with a maturity date of December 2, 2011. On December 2, 2011, the Company repaid RMB5.0 million (US$0.8 million ) to Bank of Weifang.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd. for a term of eight years effective October 19, 2009, which will expire on October 18, 2017. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for the Company's key projects.

2)	Entrusted Loan Contract

On October 28, 2011, we entered into a loan contract with Bank of Weifang in which RMB35 million provided by us was loaned to Weifang High-Tech Investment Co., Ltd. (“Weifang High-Tech”) with a maturity date of April 28, 2012. The loan is used for project investments and was guaranteed by Weifang Dongfang State-owned Assets Management Co., Ltd. In accordance with the terms and conditions of the loan contract, Weifan High-Tech has the option to repay the loan prior to the maturity date. On December 2, 2011 and January 12, 2012, Weifang High-Tech repaid RMB5 million and 20 million, respectively.

3)	Equipment	Purchase Contract

Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), a German equipment supplier, entered into a renewed BOPET equipment purchase contract on March 30, 2011(“Contract”), to purchase equipment for its thick BOPET film production line. Pursuant to the terms of the contract, the total purchase price is 16.45 million Euros with a delivery date of June 2, 2012 to July 14, 2012. The production line is expected to be put into trial run by the end of 2012.

On July 22, 2011, Shandong Fuwei and Dornier entered into a supplementary agreement to the Contract dated March 30, 2011, pursuant to which, among other things, both parties agreed to change the scheduled delivery to between March 10, 2012 and April 21, 2012, three months earlier than the original Contract delivery date. Pursuant to the supplementary agreement, there were certain modifications to design of the production line in addition to changes in the total price of the production line which was increased to 16.9 million Euros.

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

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises”. With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder.”  If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable to Non-U.S. Holders of owning and disposing of our ordinary shares are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or offering interpretations, possibly on a retroactive basis.

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our ordinary shares will be in U.S. dollars.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.  IT IS NOT TAX ADVICE.  EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

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

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met.  Therefore, if our ordinary shares are not readily tradable on an established securities market and if we are not eligible for benefits under the U.S.-PRC Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate.  Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although our ordinary shares currently are listed on the NASDAQ Global Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.  For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

Any such dividends generally will constitute foreign source income for U.S. foreign tax credit limitation purposes and generally will constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.”  If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations).  In addition, if such PRC tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty.  U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

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

If a PRC income tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty.  U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2011 taxable years, we do not believe that we will be treated as a PFIC for such years. [client to confirm] However, because we have not performed a definitive analysis as to our PFIC status for over 2011 taxable years, there can be no assurance in respect to our PFIC status for such taxable year.  There also can be no assurance with respect to our status as a PFIC for our current (2012) taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules in respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of our ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which we are determined to be PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

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

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holders may have to file an IRS Form 8621 (whether or not a market-to-market election that is or has been made) and such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes after 2012

For taxable years beginning on or after January 1, 2013, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cashdividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes,  also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S federal income tax purposes should apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales or other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding will be required; or

•	in certain circumstances fails to comply with applicable certification requirements.

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

On April 22, 2009, the State Administration of Taxation issued a Notice Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise and thus subject to Enterprise Income Tax of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations are located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China.

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

As the New Tax Law and the implementation rules have only recently taken effect, it is uncertain as to how they will be implemented by the relevant PRC tax authorities.  If dividend payments from Shandong Fuwei and from Fuwei (BVI) to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected.  Also, if dividends we pay to our overseas shareholders or gains realized by such shareholders from the transfer of our shares are subject to PRC tax, it may materially and adversely affect your investment return and the value of your investment in us.  There is an income tax treaty in effect between the United States and China, so U.S. shareholders may be entitled to certain benefits under such treaty.

Cayman Island Taxation

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties.

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor in Cabinet:

(a)         that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(b)         in addition, that no tax is levied on profits, income, gains or appreciation or no tax which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (1999 Revision).

The undertaking is for a period of 20 years from 24 August, 2004.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 5.4%, 3.3% and 1.9% in 2011, 2010 and 2009 respectively.

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

The total use of the net proceeds during the two fiscal periods from 2007 to 2008 is as follows:

	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds
Net proceeds from IPO	$29,938,129	100%
Investment in new production line equipment	16,140,417	53.9
Buildings and property for new production line	8,997,711	30.1
Sales and marketing	300,000	1.0
General corporate purpose, including working capital	4,500,000	15.0

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2011 due to the material weakness described below.

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

We are in the process of developing and implementing a remediation plan to address the deficiencies in the areas of personnel with knowledge of and experience with US generally accepted accounting principles. However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

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

The Company’s independent auditor, Kabani & Company, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2011.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with review and audit fee for 2011 and 2010 was US$145,000 and US$148,000, respectively.

Audit-Related Fees

The audit related fee of Kabani including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2011 and 2010 amounted to US$2,624 and US$2,270, respectively.

All Other Fees

Not applicable.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

Kabani, is responsible for the annual audit of financial statements for the years beginning 2007.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2011, 2010 and 2009.

Consolidated Balance Sheets as of December 31, 2011 and 2010.

Consolidated Statements of Cash Flows for the year ended December 31, 2011, 2010 and 2009.

Consolidated Statements of Equity for the year ended December 31, 2011, 2010 and 2009.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. **

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. ***

4.1	Form of Underwriting Agreement. *

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007***

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 **

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 **

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He**

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He **

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang **

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang **

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brьckner dated as of June 2005**

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 **

4.12	Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated January 20, 2007****

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated February 2, 2007****

4.14	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated July 16, 2008 ****

4.15	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated July 18, 2008****

4.16	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated December 2, 2008 ****

4.17	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 13, 2009 ****

4.18	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang City Commercial Bank, dated January 16, 2009 ****

4.19	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 9, 2009*****

4.20	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 9, 2009*****

4.21	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 *****

4.22	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Weifang, dated January 13, 2010 *****

4.23	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 7, 2010******

4.24	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 7, 2010******

4.25	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated June 7, 2010******

4.26	Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated March 30, 2011*******

4.27	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 25, 2011********

4.28	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 25, 2011********

4.29	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 25, 2011********

4.30	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 30, 2011********

4.31	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated April 26, 2011********

4.32 (1)	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated July 22, 2011*********

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Weifang High-Tech Investment Co., Ltd., dated October 28, 2011*********

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. ***

11.1	Code of Ethics for CEO and Senior Financial Officers. ***

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *********

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *********

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *********

*	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

**	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

***	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

****	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

*****	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

******	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.
*******	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

********	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

*********	Filed herewith.

(1)	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: April 12, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2011, 2010 and 2009, all expressed in Chinese Yuan (Renminbi or RMB), and US Dollar (USD) expressed only for the year ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), equity and cash flows for the years ended December 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Kabani & Company, Inc.

Certified Public Accountants

Los Angeles, California

April 12, 2012

 FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2011 and 2010

(amounts in thousands, except share and per share data)

		2011		2010
	Note	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		44,172	7,018	171,227
Restricted cash		102,212	16,240	1,314
Accounts and bills receivable, net	4	52,457	8,334	25,482
Inventories	5	41,774	6,637	52,577
Advance to suppliers		8,808	1, 399	10,974
Prepayments and other receivables	6	31,172	4,953	540
Deferred tax assets – current	17	1,309	208	1,344
Total current assets		281,904	44,789	263,458

Plant, properties and equipment, net	7	277,119	44,030	284,891
Construction in progress		179,386	28,502	197,193
Lease prepayments, net	8	20,047	3,185	21,024
Advance to suppliers - long term		3,060	486	2,787
Goodwill	9	10,276	1,633	10,276
Long-term deposit	10	16,760	2,663	16,760
Deferred tax assets - non current	17	1,622	258	1,763

Total assets		790,174	125,546	798,152

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	11	168,501	26,772	142,000
Accounts payables		19,317	3,069	14,296
Advance from customers		11,876	1,887	37,291
Accrued expenses and other payables	12	5,798	921	20,993
Total current liabilities		205,492	32,649	214,580

Long-term loans	11	10,000	1,589	30,000
Deferred tax liabilities	17	1,811	288	1,822

Total liabilities		217,303	34,526	246,402

Equity
Shareholders’ equity
Common Stock (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,117	13,323
Additional paid-in capital		311,907	49,557	311,907
Statutory reserve		37,441	5,949	35,195
Retained earnings		209,768	33,329	190,933
Cumulative translation adjustment		1,230	195	1,186
Total shareholders’ equity		573,669	91,147	552,544
Non-controlling interest		(798)	(127)	(794)
Total equity		572,871	91,020	551,750
Total liabilities and equity		790,174	125,546	798,152

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2011, 2010 and 2009

(amounts in thousands, except share and per share data)

		2011		2010	2009
	Note	RMB	US$	RMB	RMB

Revenues, net	13	537,645	85,423	501,458	320,731
Cost of goods sold	14,15	452,173	71,843	370,905	296,118

Gross profit		85,472	13,580	130,553	24,612

Operating expenses
- Distribution expenses	14,15	19,930	3,167	21,642	15,227
- Administrative expenses	14	34,806	5,530	49,281	25,932

Total operating expenses		54,736	8,697	70,922	41,159

Operating income (loss)		30,736	4,883	59,630	(16,547)

Other income (expense)
- Interest income		2,612	415	544	154
- Interest expense	16	(10,227)	(1,625)	(8,846)	(6,540)
- Others income (expense), net		1,872	297	(575)	(92)

Total other income (expense)		(5,743)	(913)	(8,877)	(6,478)

Income (loss) before income tax (expense) benefit		24,993	3,970	50,754	(23,024)

Income tax (expense) benefit	17	(3,955)	(628)	(11,059)	4,064

Net Income (loss)		21,038	3,342	39,695	(18,960)

Net (loss) income attributable non-controlling interest		(43)	(7)	(1,088)	3

Net income (loss) attributable to the Company		21,081	3,349	40,783	(18,963)

Other comprehensive income (loss)
-Foreign currency translation adjustments attributable to non-controlling interest		39	6	18	-
-Foreign currency translation adjustments attributable to the Company		44	7	193	(68)

Comprehensive income (loss) attributable to non-controlling interest		(4)	(1)	(1,070)	3
Comprehensive income (loss) attributable to the Company		21,125	3,356	40,976	(19,032)

Earnings (loss) per share, Basic and diluted	23	1.61	0.26	3.12	(1.45)

Weighted average number ordinary shares,	23
Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2011, 2010 and 2009

(amounts in thousands, except share data)

	Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income	shareholders' equity	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2008	13,062,500	13,323	311,907	29,338	174,970	1,061	530,599	-	530,599

Net income (loss)	-	-	-	-	(18,963)	-	(18,963)	3	(18,960)

Capital contribution from non-controlling interest	-	-	-	-	-	-	-	273	273

Foreign currency translation adjustment	-	-	-	-	-	(68)	(68)	-	(68)

Balance as of December 31, 2009	13,062,500	13,323	311,907	29,338	156,006	993	511,567	276	511,843

Net income (loss)	-	-	-	-	40,783	-	40,783	(1,088)	39,695

Transfer to statutory reserve	-	-	-	5,857	(5,857)	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	193	193	18	211

Balance as of December 31, 2010	13,062,500	13,323	311,907	35,195	190,933	1,186	552,544	(794)	551,750

Net income (loss)	-	-	-	-	21,081	-	21,081	(43)	21,038

Transfer to statutory reserve	-	-	-	2,246	(2,246)	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	44	44	39	83
Balance as of December 31, 2011	13,062,500	13,323	311,907	37,441	209,768	1,230	573,669	(798)	572,871
Balance as of December 31, 2011 US$	13,062,500	2,117	49,557	5,949	33,329	195	91,147	(127)	91,020

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2010 and 2009

	2011		2010	2009
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net income (loss)	21,038	3,342	39,695	(18,960)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
- Depreciation of property, plant and equipment	43,783	6,956	36,731	35,464
- Amortization of intangible assets	454	72	454	889
- Deferred income taxes	165	26	5,231	(4,064)
- Bad debt (recovery) expense	(354)	(56)	(266)	697
- Inventory provision	3,533	561	-	4,242
Changes in operating assets and liabilities
- Accounts receivable	(26,620)	(4,229)	3,404	11,609
- Inventories	7,270	1,155	(7,538)	(18,693)
- Advance to suppliers	2,167	344	(7,018)	2,890
- Prepaid expenses and other current assets	(30,180)	(4,795)	523	(4,929)
- Accounts payable	5,021	798	(11,581)	(4,475)
- Accrued expenses and other payables	(7,185)	(1,142)	8,341	1,902
- Advance from customers	(25,415)	(4,038)	24,683	3,827
- Tax payable	(7,695)	(1,223)	5,917	(2,411)

Net cash (used in) provided by operating activities	(14,018)	(2,228)	98,575	7,988

Cash flow from investing activities
Purchases of property, plant and equipment	(35,943)	(5,711)	(2,951)	(87,758)
Restricted cash related to trade finance	(100,915)	(16,034)	11,217	(2,130)
Advanced to suppliers - non current	(273)	(43)	(420)	1,941
Amount decrease in construction in progress	17,806	2,829	39,926	82,290
Amount decrease in deposit	-	-	4,240	-

Net cash (used in) provided by investing activities	(119,325)	(18,959)	52,012	(5,657)

Cash flow from financing activities
Principal payments of short-term bank loans	(142,000)	(22,562)	(11,179)	(11,585)
Proceeds from short-term bank loans	148,501	23,594	5,000	20,000

Net cash provided by (used in) financing activities	6,501	1,032	(6,179)	8,415

Effect of foreign exchange rate changes	(213)	1,276	16	236

Net (decrease) increase in cash and cash equivalent	(127,055)	(18,879)	144,424	10,982

Cash and cash equivalent
At beginning of the year	171,227	25,897	26,804	15,823
At end of the year	44,172	7,018	171,227	26,804
SUPPLEMENTARY DISCLOSURE:
Interest paid	10,227	1,625	8,846	8,399
Income tax paid	9,654	1,534	3,658	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
During the year ended December 31, the Company acquired equipment by incurring accounts payable in the amount of:	1,730	275	-	7,071

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

Notes to Consolidated Financial Statements

(amounts in thousands, except per share data)

(1) Principal Activities and Reorganization

Fuwei Films (Holdings) Co., Ltd and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd.

On May 9 and 17, 2011, the Company received two notification from the Weifang State-Owned Assets Operations Administrative Company, a wholly-owned subsidiary of Weifang State-Owned Asset Management and Supervision Committee (the “Administration Company”), regarding the transfer of the Company stock previously controlled by the Company’s major shareholders. As a result of the transfer, and based on information provided by the Administration Company, the Company believes that 65.4% of its outstanding ordinary shares are controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies Mr. Zheng Min.

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

(b) Foreign Currency Transactions

The Group’s reporting currency is the Chinese Yuan (“Renminbi” or “RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Fuwei US company, the wholly owned subsidiaries of the company, their financial records are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the 2011 RMB amounts included in the accompanying consolidated financial statements in our annual report have been translated into U.S. dollars at the rate of US$1.00 = RMB 6.2939, being the noon buy rate for U.S. dollars in effect on December 31, 2011 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2011, or at any other date.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

(c) Cash and Cash Equivalents and Restricted Cash

As of December 31, 2011 and 2010, there were cash and cash equivalents of RMB44,172 (US$7,018) and RMB171,227, respectively.

As of December 31, 2011 and 2010, there were restricted cash of RMB102,212 (US$16,240) and RMB1,314, respectively, as the balance held by bank as deposit for letters of credit.

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

(e) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using Moving Weighted Average Method basis. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years
Buildings and improvements	25 – 30
Plant and equipment	10 – 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the year ended December 31, 2011, 2010 and 2009 was RMB43,783 (US$6,956), RMB 36,731 and RMB 35,464 respectively, of which 84.6%, 90.1% and 88.0% was recorded in cost of goods sold and 15.4%, 9.9% and 12.0% was recorded in administrative expenses, respectively.

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

(i) Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired.  Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist.  Impairment testing is performed at a reporting unit level.  An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis.  A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce.  Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. No impairment was determined to exist as of December 31, 2011 and 2010.

(j) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. No impairment was determined to exist as of December 31, 2011 and 2010.

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

(l) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to RMB10,159 (US$1,614), RMB8,058 and RMB269 for the year ended December 31, 2011, 2010 and 2009 and such costs were recorded in administrative expenses.

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

(n) Stock Option Plan

The fair value of stock options granted to Maxim Group LLC under the stock option plans is recognized as listing expenses deducted from IPO proceeds and recorded in additional paid-in capital.

On December 18, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the IPO of the Company. The stock options are exercisable at an exercise price equal to US$10.35 per ordinary share commencing six months from December 18, 2006 and expiring five years from December 18, 2006.

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

As of December 31, 2011, the stock options holder, Maxim Group LLC, didn’t exercise any options. The total 187,500 stock options expired on December 18, 2011 pursuant to the relevant agreement.

(o) Earnings per Share

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

(p) Use of Estimates

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

(q) Segment Reporting

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of BOPET film (but not by sub-product type or geographic area) and operating results of Shandong Fuwei, the operating subsidiary in the PRC. As such, the Group has determined that the Group has a single operating segment.

(r) Contingencies

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

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2011 and 2010 consolidated financial statements to conform to the fiscal 2011 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Recently Issued Accounting Standards

In December 2011, the FASB issued guidance on offsetting (netting) assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance is effective for annual periods beginning after January 1, 2013.

In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is less than its carrying amount, the two-step goodwill impairment test is not required. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance is effective for annual periods beginning after December 15, 2011. In December 2011, the FASB issued a deferral of certain portion of this guidance.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance is effective for annual periods beginning after December 15, 2011.

(4) Accounts Receivable, net

Accounts receivable consisted of the following:

	December 31, 2011		December 31, 2010
	RMB	US$	RMB
Accounts receivable	16,213	2,576	7,097
Less: Allowance for doubtful accounts	(1,785)	(284)	(2,140)
	14,428	2,292	4,957

Bills receivable	38,029	6,042	20,525
	52,457	8,334	25,482

An analysis of the allowance for doubtful accounts for 2011, 2010 and 2009 is as follows:

	December 31,2011		December 31,2010	December 31,2009
	RMB	US$	RMB	RMB
Balance at beginning of year	2,140	340	2,259	4,074
Bad debt (recovery) expense	(355)	(56)	(119)	(1,713)
Write-offs	-	-	-	(102)

Balance at end of year	1,785	284	2,140	2,259

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31,2011		December 31,2010
	RMB	US$	RMB
Raw materials	16,174	2,570	25,254
Work-in-progress	2,727	433	1,419
Finished goods	28,150	4,473	27,634
Consumables and spare parts	834	132	849
Allowance for obsolescense	(6,111)	(971)	(2,578)
	41,774	6,637	52,577

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31,2011		December 31,2010
	RMB	US$	RMB
Prepayments	842	134	477
Other receivables	30,330	4,819	63
	31,172	4,953	540

(7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2011		December 31,2010
	RMB	US$	RMB

Buildings	45,339	7,204	44,398
Plant and equipment	450,442	71,568	417,696
Computer equipment	2,170	345	1,602
Furniture and fixtures	8,247	1,310	6,958
Motor vehicles	2,358	375	1,905
	508,556	80,802	472,561
Less: accumulated depreciation	(231,437)	(36,772)	(187,670)
	277,119	44,030	284,891

All of the Group’s buildings are located in the PRC. As of December 31, 2011 and 2010, property, plant and equipment with carrying value totaling RMB275,373 (US$43,752) and RMB296,504 respectively were pledged to banks as collateral for bank loans of RMB150,000 (US$23,833) and RMB162,000, respectively (see Note 11).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Interest expense capitalized during the year ended December 31, 2009 was RMB1,739, and there was no interest capitalization ended December 31, 2011 and 2010 (see Note 16).

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31,2011		December 31,2010
	RMB	US$	RMB
Non-current portion	20,047	3,185	20,570
Current portion - amount charged to expense next year	454	72	454
	20,501	3,257	21,024

 As of December 31, 2011 and 2010, prepaid land use rights were partly pledged to banks as collateral for short-term bank loans of RMB26,880 (US$4,270) (Note 11).

Land use rights amortization for the year ended December 31, 2011, 2010 and 2009 were RMB454 (US$72), RMB454 and RMB741, respectively.

As of December 31, 2011, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB20,501 (US$3,257). The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(9) Goodwill

Goodwill of RMB10,276 (US$1,633) on December 31, 2011 and 2010, which is not deductible for tax purposes, pertains solely to the Company’s acquisition of Shandong Fuwei in October 2004. The goodwill is attributable to the development potential of business acquired. We test goodwill for impairment annually on December 31 using a fair value approach. No impairment of goodwill was identified as of December 31, 2011.

(10) Long-term Deposit

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion”(“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000.

According to the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as the prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the year 2010, the Company impaired the deposit amount by RMB4,240 (US$641). The impairment was determined based on an independent appraisal study. As of December 31, 2011 the total amount of the deposit was RMB16,760 (US$2,663).

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

(11) Short-term and Long-term Bank Loans

	Interest rate per annum	December 31,2011		December 31,2010
Lender		RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- June 8, 2010 to June 7, 2011	6.67%	-	-	67,000
- June 7, 2010 to June 6, 2011	6.67%	-	-	70,000
- May 25, 2011 to May 7, 2012	7.87%	30,000	4,766	-
- May 25, 2011 to May 14, 2012	7.87%	35,000	5,561	-
- May 25, 2011 to May 21, 2012	7.87%	35,000	5,561	-
- May 30, 2011 to April 17, 2012	7.87%	30,000	4,766	-
- April 26, 2011 to April 25, 2012	4.27%	18,501	2,940	-

Bank of Weifang
- December 2, 2008 to December 2, 2011	0.00%	-	-	5,000
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,589	-
- January 13, 2010 to January 12, 2012	0.00%	10,000	1,589	-

LONG-TERM LOANS
Bank of Weifang
- January 16, 2009 to January 12, 2012	0.00%	-	-	10,000
- January 13, 2010 to January 12, 2012	0.00%	-	-	10,000

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.35%	10,000	1,589	10,000
		178,501	28,361	172,000
Less amounts classified as short-term		(168,501)	(26,772)	(142,000)
		10,000	1,589	30,000

Notes:

During the years ended December 31, 2011 and 2010, the Company entered into several loan agreements with commercial banks with terms ranging from one year to three years and eight years to finance its working capital, R&D investment and construction, and foreign trade. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2011 and 2010 were 5.77% and 5.14% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

The Company obtained four short-term loans from Bank of Communications Co., Ltd. on May 25, 2011 and May 30, 2011, for a total amount of RMB130,000 (US$20,654), including: (i) RMB30,000 (US$4,766) on May 25, 2011, maturing on May 7, 2012; (ii) two bank loans each for the amount of RMB35,000 (US$5,561) on May 25, 2011, maturing on May 14, 2012 and May 21, 2012, respectively; and (iii) RMB30,000 (US$4,766) on May 30, 2011, maturing on April 17, 2012. The Company made a payment of RMB7,000 (US$1,112) to the Bank of Communications at the end of January 2011. In addition, the Company made a payment of RMB60,000 (US$9,533) and RMB70,000 (US$11,122) to the Bank of Communications at the end of May 2011.. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of December 31, 2011, the effective interest rate is 7.87%.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a prepayment of 2.006 million Euros (RMB18,501) to Dornier through Bank of Communications, and Shandong Fuwei deposited a payment of RMB18,501 to Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of 2.006 million Euros (RMB18,501) to Shandong Fuwei, with a term starting on April 26, 2011 to April 25, 2012 with an annual interest of 4.2725%.

The Company entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amounts of (i) RMB10,000 (US$1,589), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10,000 (US$1,589), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5,000 (US$794), effective on December 2, 2008, with a maturity date of December 2, 2011. On December 2, 2011, the Company repaid RMB5,000 (US$794) to Bank of Weifang.

On November 20, 2009, the Company signed a long-term loan agreement of RMB10,000 (US$1,589) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$532) per year with the remaining principal balance of RMB3,300 (US$525) due in 2017. The annual interest rate for the loan is the benchmark interest rate for five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2011 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31,2011		December 31,201 0	December 31,2009
	RMB	US$	RMB	RMB
Secured by:
- property, plant and equipment	123,120	19,562	135,120	138,120
- lease prepayments	26,880	4,270	26,880	26,880
- bills receivable	-	-	-	-
Guaranteed by related parties	10,000	1,589	10,000	10,000
Restricted cash	18,501	2,940	-	3,259
	178,501	28,361	172,000	178,259

Long-term bank loans maturity for the next five years after December 31, 2011 are as follows:

	RMB	US$
Fiscal 2012	-	-
Fiscal 2013	-	-
Fiscal 2014	-	-
Fiscal 2015	3,350	532
Fiscal 2016	3,350	532
Thereafter	3,300	525

(12) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2011		December 31,2010
	RMB	US$	RMB
Other payables	5,798	921	13,570
VAT payable and other taxes payable	-	-	7,422
	5,798	921	20,993

(13) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31,2011		December 31,2010	December 31,2009
	RMB	US$	RMB	RMB
Sales in China	392,195	62,313	397,781	285,120
Sales in other countries (principally Europe, Asia and North America)	145,450	23,110	103,677	35,611

	537,645	85,423	501,458	320,731

 The Company’s revenue by significant types of films for 2011, 2010 and 2009 was as follows:

	December 31,2011			December 31,2010		December 31,2009
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	293,768	46,675	54.6%	282,033	56.2%	174,356	54.4%
Printing film	55,218	8,773	10.3%	76,720	15.3%	35,231	11.0%
Metallization film	28,205	4,481	5.3%	28,108	5.6%	35,138	10.9%
Specialty film	140,491	22,322	26.1%	87,956	17.5%	34,004	10.6%
Base film for other applications	19,963	3,172	3.7%	26,641	5.4%	42,002	13.1%
	537,645	85,423	100.0%	501,458	100.0%	320,731	100.0%

(14) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31,2011		December 31,2010	December 31,2009
	RMB	US$	RMB	RMB
Cost of goods sold	36,988	5,877	33,154	32,139
Distribution expenses	53	8	51	55
Administrative expenses	6,742	1,071	3,526	2,976

	43,783	6,956	36,731	35,170

 (15) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in distribution expenses. For the year ended December 31, 2011, 2010 and 2009, freight costs included in cost of goods sold were RMB2,147 (US$341), RMB1,985 and RMB2,765, respectively, and RMB9,771 (US$1,552), RMB10,186 and RMB9,618, respectively, were included in distribution expenses.

(16) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2011, 2010 and 2009:

	December 31,2011		December 31,2010	December 31,2009
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	-	1,739
Interest cost charged to expense	10,227	1,625	8,846	6,540
	10,227	1,625	8,846	8,279

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

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2011, 2010 and 2009, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

	2011		2010	2009
	RMB	US$	RMB	RMB
Net income	(2,499)	(397)	(5,075)	-
Earnings per share
- Basic	(0.19)	(0.03)	(0.39)	-
- Diluted	(0.19)	(0.03)	(0.39)	-

 The Group had minimal operations in jurisdictions other than the PRC. Net income (loss) before income taxes consisted of:

	2011		2010	2009
	RMB	US$	RMB	RMB
Cayman Islands	(2,183)	(347)	(14,423)	(4,989)
British Virgin Islands	(2)	(0.3)	(2)	(1)
PRC	27,285	4,335	67,900	(18,042)
U.S.A	(107)	(17)	(2,721)	8
	24,993	3,970	50,754	(23,024)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the income law Enterprise Income Tax Law. Accordingly, the deferred taxes as of December 31, 2011 have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2009	-	4,064	4,064

Year ended December 31, 2010	(8,427)	(2,632)	(11,059)

Year ended December 31, 2011	(3,790)	(165)	(3,955)
Year ended December 31, 2011 (US$)	(602)	(26)	(628)

 Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2011, 2010 and 2009 for the following reasons:

	2011		2010	2009
	RMB	US$	RMB	RMB
Income (loss) before income taxes	24,993	3,970	50,754	(23,024)

Computed “expected” tax expense	(6,604)	(1,049)	(13,275)	(3,453)
Non-deductible expenses	(767)	(122)	4,425	1,693
Non-taxable income	940	149	(1,965)	(1,324)
Tax holiday	2,641	420	8,850	5,388
Tax rate differential of other tax jurisdictions	(165)	(26)	(9,094)	1,760

Actual income tax (expense) benefit	(3,955)	(628)	(11,059)	4,064

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2011and 2010, are presented below.

	December 31, 2011		December 31, 2010
	RMB	US$	RMB
Current
Accounts receivable	268	42	321
Other receivables	-	-	636
Inventory impairment	917	146	387
Estimated Loss due to Product Warranty	124	20
	1,309	208	1,344

Non-current
Property, plant and equipment, principally due to differences in depreciation	1,622	258	1,763
Construction in progress, principally due to capitalized interest	(1,417)	(225)	(1,417)
Lease prepayments, principally due to differences in charges	(394)	(63)	(404)
	(189)	(30)	(58)

Net deferred income tax assets	1,120	178	1,285

 In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB7,467 (US$1,186) prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2007. The net loss before taxation for Shandong Fuwei for the year ended December 31, 2009 was RMB23,024, net income was RMB50,754 ended December 31, 2010, and net income was RMB24,993 (US$3,970) ended of December 31, 2011, respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

(18) Related Party Transactions

Name of party	Relationship

Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Weifang State-Owned Assets Operation Administration Company	Shareholder of the Company 65.4%

Everise Investment Management Co., Ltd.	Owned by the Management of the Company

(19) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,003(US$159), RMB1,057 and RMB991 for the year ended December 31, 2011, 2010 and 2009, respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(20) Fair Value of Financial Instruments

Our accounting for Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level one — Quoted market prices in active markets for identical assets or liabilities;

Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The Company had no assets and liabilities measured at fair value at December 31, 2011.

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

(21) Business and Credit Concentrations

(a)	Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2011, 2010 and 2009.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable at December 31, 2011, and there was not such amount as of December 31, 2010.

Percentage of accounts receivable outstanding (%)
December 31, 2011
Eternal Electronic Material (Guangzhou) Co., Ltd.	24.4%
Eternalphoto Electronic Materials (Guangzhou) Co., Ltd.	12.6%
Celplast Metallized Poducts Limited	11.9%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2011, 2010 and 2009. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied10% or more of our raw materials for each of the year ended December 31, 2011, 2010 and 2009:

		Percentage of total purchases (%)
	Supply	2011	2010	2009
Sinopec Yizhang Chemical Fibre Company Limited	PET resin and Additives	43.8	42.4	45.8
Mahongany Joy Investment Ltd	PET resin	11.1	11.1	-
Jiangyin Huaxing Compound Co., Ltd.	PET resin	11.1	11.6	12.5

(22) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2011 are as follows:

RMB
2011	354

The Company leases warehouses, staff quarters and offices under operating leases. The leases typically run for an initial period of one to three years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

For the year ended December 31, 2011, 2010 and 2009, total rental expenses for non-cancelable operating leases were RMB606 (US$96), RMB728 and RMB1,182, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2011 were RMB110,218 (US$17,512).

(c) Outstanding bills receivable discounted

As of December 31, 2011, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

(23) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2011, 2010 and 2009 have been calculated as follows:

	2011		2010	2009
	RMB	US$	RMB	RMB
Net income (loss) available to ordinary shareholders	21,081	$3,349	40,783	(18,963)

Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Basic and diluted earnings (loss) per share	1.61	$0.26	3.12	(1.45)

(24) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2011, an aggregate amount of RMB49,266 (US$7,828) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2011, the amount of restricted net assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 66% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2011 and 2010

	2011		2010
	RMB	US$	RMB

Cash and cash equivalents	121	19	92
Other current assets	272,537	43,302	282,893
Investments in subsidiaries	381	60	395

Total assets	273,039	43,381	283,380

Current liabilities	49,693	7,895	49,315
Total shareholders’ equity	223,346	35,486	234,065

Total liabilities and shareholders’ equity	273,039	43,381	283,380

Condensed unaudited Statements of Operations (For the years ended December 31, 2011, 2010 and 2009)

	2011		2010	2009
	RMB	US$	RMB	RMB

Interest income (expenses)	(18)	(3)	(12)	-
General and administrative expenses	(3,281)	(521)	(14,411)	(4,974)
Other income	1,116	177	-	-
Loss before equity in undistributed
Earnings of subsidiaries	(2,183)	(347)	(14,423)	(4,974)
Equity in earnings of subsidiaries	22,515	3,577	58,478	(13,989)

Net income	20,332	3,230	44,055	(18,963)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2011, 2010 and 2009)

	2011		2010	2009
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	20,332	3,230	40,783	(18,963)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	(22,515)	(3,577)	(55,206)	13,975
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	(41)
- Other current liabilities	(7,277)	(1,156)	6,139	1,153

Net cash provided by operating activities	(9,460)	(1,503)	(8,284)	(3,876)

Cash flow from financing activities

Payments to related parties	9,493	1,507	8,321	4,306
Proceeds from related parties	-	-	(10)	(412)
Effect of exchange	(4)	(1)	38	0.1

Net cash provided by (used in) financing activities	9,489	1,507	8,348	3,893

Net increase (decrease) in cash	29	4	64	16
Cash:
At beginning of year	92	15	28	12
At end of year	121	19	92	28

(25) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2011	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	174,154	26,466	137,316	21,245	116,963	18,289	109,213	17,352	537,645	85,423
Gross profit	45,136	6,859	22,527	3,485	10,367	1,621	7,442	1,182	85,472	13,580
Net income	23,644	3,593	6,120	947	(4,902)	(766)	(3,782)	(601)	21,081	3,349
Basic and diluted earnings per share	1.81	0.275	0.47	0.07	(0.38)	(0.06)	(0.29)	(0.05)	1.61	0.26

