Form 20-F/A
period 2011-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2012-05-07
CIK 1381074

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

☐   Yes   ☒   No

Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2012. This Form 20-F/A amends and restates the following Items of the Form 20-F: Item 15. Controls and Procedures and Item 19. Exhibits.

-i-

TABLE OF CONTENTS

Item		PAGE

	PART II
Item 15	Controls and Procedures	1

	PART III
Item 19	Exhibits	3

-ii-

PART II

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including the principal executive officer and the principal accounting officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report (the “Evaluation Date”). Based on this evaluation, our principal executive officer and principal accounting officer concluded as of the Evaluation Date that our disclosure controls and procedures were ineffective due to the deficiencies described below in “Management’s annual report on internal control over financial reporting.” The material information required to be included in our Securities and Exchange Commission (“SEC”) reports is accumulated and communicated to management (including such officers) as appropriate to allow timely decisions regarding required disclosure and recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to us, including our consolidated subsidiaries.

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

1

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

2

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

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: May 7, 2012

4