Form 20-F/A
period 2011-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2012-09-04
CIK 1381074

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

☐   Yes   ☒   No

Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 2 to our Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2012 and was amended on May 7, 2012. This Form 20-F/A amends and restates Item 19. Exhibits to refile Exhibit 4.32 which was originally filed with the Form 20-F with certain portions of the Exhibit omitted. The Exhibit 4.32 is being re-filed in response to the SEC comments in connection with the confidential treatment request that was separately filed with the SEC to revise the redacted Exhibit to indicate at the appropriate place in the Exhibit that the confidential portions have been omitted and filed separately with the SEC.

-i-

TABLE OF CONTENTS

Item		PAGE
	PART III
Item 19	Exhibits	3

-ii-

Part III

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated July 22, 2011.*

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

* Certain portions of this Exhibit on pages 2, 3, and 4 have been omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: September 4, 2012

4