Form 20-F
period 2012-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2013-04-11
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, there were 13,062,500 ordinary shares outstanding.

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

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties and assumptions include, among other things:

·	competition in the BOPET film industry;
·	growth of, and risks inherent in, the BOPET film industry in China;
·	unpredictable impact on the company’s revenue by price movements of crude oil in recent years;
·	uncertainty in our export due to trade protectionism around the world;
·	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;
·	uncertainty in our ability to develop and manufacture high value-added products for the new production line (thick film) to win in the competition;
·	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;
·	risks associated with possible defects and errors in our products;
·	uncertainty as to our ability to protect and enforce our intellectual property rights;
·	uncertainty as to our ability to attract and retain qualified executives and personnel;
·	uncertainty as to our ability to attract and retain experienced financial reporting staff familiar with U.S. GAAP;
·	uncertainty in acquiring raw materials on time and on acceptable terms;
·	adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government;
·	adverse effect on our business caused by the uncertainty in economic recovery of major developed countries; and
·	adverse effect on our business caused by extreme climate changes.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Chinese Yuan (“Renminbi” or “RMB”). In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “RMB” are to the currency of China.

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB6.2301 on December 31, 2012.

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

	Average	High	Low	Period-end

2007(1)	7.6038	7.7881	7.2946	7.2946
2008(1)	6.9623	7.2941	6.7480	6.8542
2009(1)	6.8311	6.8368	6.8242	6.8270
2010(1)	6.7788	6.8336	6.5820	6.6118
2011(1)	6.4630	6.6364	6.2939	6.2939
2012(1)	6.3088	6.3879	6.2221	6.2301
September 2012(2)	6.3200	6.3489	6.2848	6.2848
October 2012(2)	6.2627	6.2877	6.2372	6.2372
November 2012(2)	6.2338	6.2454	6.2221	6.2265
December 2012(2)	6.2328	6.2502	6.2251	6.2301
January 2013(2)	6.2215	6.2303	6.2134	6.2186
February 2013(2)	6.2323	6.2438	6.2265	6.2213
March 2013(2)	6.2154	6.2246	6.2105	6.2108
April 2013(2) (3)	6.2008	6.2078	6.1962	6.2005

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
(2)	Monthly average is calculated by averaging the daily rates during the relevant period.
(3)	As of April 5, 2013, the exchange rate was US $1.00 = RMB 6.2005.

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

The following selected historical statement of income data for the years ended December 31, 2012, 2011 and 2010 and the selected historical balance sheet data as of December 31, 2012 and 2011 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2009 and 2008, and the selected historical balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2012		2011	2010	2009	2008
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	372,866	59,849	537,645	501,458	320,731	447,255
Gross (loss) profit	(3,107)	(499)	85,472	130,553	24,612	70,332

Operating (loss) income	(63,984)	(10,270)	30,736	59,630	(16,547)	24,604
Interest expense	-	-	(10,227)	(8,846)	(6,540)	(3,995)

(Loss) Income before income taxes	(62,164)	(9,978)	24,993	50,754	(23,024)	21,123

Net (loss) income attributable to the Company	(54,427)	(8,736)	21,081	40,783	(18,963)	18,157
(Loss) Earnings per share
Basic	(4.17)	(0.67)	1.61	3.12	(1.45)	1.39
Diluted	(4.17)	(0.67)	1.61	3.12	(1.45)	1.39
Weighted average number ordinary shares, Basic and diluted
Basic	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500
Diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

	Year Ended
	December 31,
	2012		2011	2010	2009	2008
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	5,006	804	44,172	171,227	26,804	15,823
Accounts and bills receivable, net	21,587	3,465	52,457	25,482	28,785	38,579
Inventories	34,291	5,504	41,774	52,577	45,039	30,589
Total current assets	123,915	19,890	281,904	263,458	119,282	104,105
Property, plant and equipment, net	233,335	37,453	277,119	284,891	318,600	259,235
Total assets	747,550	119,991	790,174	798,152	735,509	739,904
Short-term bank loans	110,000	17,656	168,501	142,000	153,179	164,764
Total current liabilities	201,922	32,409	205,492	214,580	198,666	204,305
Total shareholders’ equity	519,234	83,345	573,669	552,544	511,567	530,599

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2009, 2010, 2011 and 2012 due to its status as a High-and-New Tech Enterprise since December 2008. If Shandong Fuwei was no longer designated as such, it would have been subject to a standard enterprise income tax at a rate of 25%. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2012, 2011, 2010, 2009, and 2008:

(In thousands, except per share	Year Ended December 31,
data)	2012		2011	2010	2009	2008
	RMB	US$	RMB	RMB	RMB	RMB

Net income	-	-	(2,499)	(5,075)	-	(2,966)

Earnings per share
- basic	-	-	(0.19)	(0.39)	-	(0.23)
- diluted	-	-	(0.19)	(0.39)	-	(0.23)

The 2012 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB6.2301, which was the noon buying rate for U.S. dollars in effect on December 31, 2012 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2012, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2012, this change in policy resulted in an approximately 23.2% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. Although the Company generates its revenue in the PRC in Renminbi which has become more valuable in U.S. dollars, the Company’s overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

Our business operation may be adversely affected due to continued appreciation of RMB against US dollar, and more stringent trade protection measures in place such as antidumping investigations conducted by several countries against exports of BOPET films originated from China. In addition, the slow economic recovery of the United States and the European Sovereign debt crisis may also adversely affect our foreign market expansion.

A sharp fluctuation in the demand for raw materials may have a negative impact on our operations if we are unable to pass on all increases in cost of raw materials to our customers on a timely basis.

The total cost of raw materials made up approximately 73.0%, 78.3% and 77.2% of our production cost in 2012, 2011 and 2010, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 82.3% and 17.7% of our total cost of raw materials in the past three years on average.

The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. Currently the PET resin is mainly used as a raw material in China’s textile industry. Therefore, the market prices of PET resin will fluctuate due to changes in supply and demand conditions in that industry. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our cost of sales.

In 2013, it is expected that there will be a continued capacity expansion within China, and we may not be able to pass on the increase in costs of raw materials to our customers on a timely basis, which may have an adverse impact on the results of our operations. Our ability to hedge against these fluctuations by either entering into long-term supply contracts or offsetting our exposure to these commodity price variations has been significantly limited. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

Rising Competition caused by soaring capacity of BOPET films may materially affect our operations and financial conditions.

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

In addition, several companies are developing similar and substitute products to address the same packaging field that we are targeting. These competitors may have greater financial and technical resources, productivity, marketing capabilities and facilities, cost-efficiency and human resources, or they may have a better quality of products, service, and shorter lead time. The competition from these competitors may adversely affect our business.

An increase in competition could result in slow increase in demand, selling price reductions or loss of our market share, which could have an adverse material impact on our operations and financial condition, or result in substantial losses to the Company.

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which will result in substantial increase in production of BOPET films from 2011 to 2013. As a result, the market supply will increase more than demand. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

In addition, China has gradually lowered import tariffs after its entry into the World Trade Organization in December 2001. Aiming at the huge market for high value-added films in China, manufacturers from developed countries, including Japan and South Korea will start investing in China and many of these facilities are going to be put into production in the near future. This may lead to increased competition from foreign companies in our industry, some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential would be adversely affected.

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

A significant portion of our revenue is currently derived from the production and sale of BOPET films. Our BOPET films are mainly used in the flexible packaging industry for consumer products such as tobacco packaging, alcoholic beverages, food, cosmetics and so on. The demand for our BOPET films is therefore affected by the demand for flexible packaging.

Since the second half of 2011, the sales and prices of our products has been declining significantly as a result of increased supply over demand in China and declined demand from overseas market. If such situation continues in the future, such as the continued slowdown of the market demand or the increase of the demand continues to be less than that of the supply, it could continue to have an adverse impact on our financial condition and operation of our business.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to perform our strategies and then to develop new products and to effectively carry on our research and development and other efforts.

Our success to date has been largely attributable to the contributions of key management and experienced personnel, with whom we have entered into service agreements. The loss of their services might impede the achievements of our strategies and development objectives and might damage the close business relationship we currently enjoy with some of our major customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Except for Mr. Xiaoan He, we do not currently maintain any other life insurance for our directors or officers. Our future success will also depend on our continued ability to attract and retain highly motivated and qualified personnel. The rapid growth of the economy in China has caused intense competition to attract and retain qualified personnel. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

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

The development of our products is based on complex technology, and requires significant time and expertise in order to meet industry standards and customers’ specifications. Although we have developed some products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate expected market share to justify commercialization. We must continually improve our current products and develop competitive new products to address the requirements of our customers. If our new products are unable to gain market acceptance, we would not be able to generate future revenue from our investment in research and development. In such event, we would be unable to increase our market share and achieve and sustain profitability. Our failure to further refine our technology and develop and introduce new products attractive to the market could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

It is difficult to anticipate whether and when the new production line can develop and manufacture high value-added films; this may have an adverse impact on us and we may not be able to reduce our losses.

The total investment of the new production line is estimated to be US$51 million. We have commenced the R & D of the high value-added products (such as films for TFT-LCD screens) to be manufactured by this line, however, we are uncertain as to whether the products can be developed as scheduled or recognized by customers.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US $1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2012, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2012, Neoluck Group had paid US$320,000 and still had US$130,000 outstanding to DMT.

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

Our total short-term loan as of December 31, 2012 was RMB110.0 million (US$17.7 million), which excludes RMB10.0 million (US$1.6 million) of long-term loans. We have pledged property, plant and equipment and lease prepayments as security for RMB 110.0 million (US$17.7 million) of the above outstanding indebtedness. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. We are subject to risks normally associated with debt financing, including the risk of significant increases in interest rates and the risk that our cash flow will be insufficient to meet required payment of principal and interest. In the past, cash flows from operations have been sufficient to meet payment obligations. There is, however, no assurance that we will be able to continue to do so in the future. We may also underestimate our capital requirements and other expenditures or overestimate our future cash flows. In such event, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. If any of the aforesaid events occur and we are unable for any reason to raise additional capital, debt or other financing to meet our working capital requirements, our business, operating results, liquidity and financial position will be adversely affected. For example, if we fail to get appropriate ongoing funds especially enough working capital, it will negatively impact the investment in the continued operation of our new production line. In addition, if we do not obtain financing or have negative working capital, there is a possibility that we may not be able to perform our contracts with our suppliers as a result of our inability to pay them back. The foregoing factors may have an adverse effect on our operation.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

As of December 31, 2012, we have received 19 patents from, and have 14 patent applications pending with the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

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

We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

·	departure of any of our management member(s) or employee(s) in possession of our confidential proprietary information;
·	breach by such resigned management member(s) or employee(s) of his or her confidentiality and non-disclosure undertaking to us;
·	expiration of the protection period of our registered patents or trademarks;
·	infringement by others of our proprietary technology and intellectual property rights; or
·	refusal by relevant regulatory authorities to approve our patent or trademark applications.

Any of these events or occurrences may reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm our business. There is no assurance that the measures that we have put into place to protect our intellectual property rights will be sufficient. As the number of patents, trademarks, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlaps, we believe that business entities in our industry may face more frequent infringement claims. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose the rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us.

Furthermore, if third parties claim that our products infringe their patents or other intellectual property rights, we might be required to devote substantial resources to defend against such claims. If we fail to defend against such infringement claims, we may be required to pay damages, modify our products or suspend the production and sale of such products. We cannot guarantee that we will be able to modify our products on commercially reasonable terms.

We may incur capital expenditures in the future in connection with our growth plans and therefore may require additional financing.

To expand our business, we will need to increase our products mix and capacity, which will require substantial capital expenditures especially enough working capital for the continued operation of our new production line. Such expenditures are likely to be incurred in advance of any increase in sales. We cannot assure you that our revenue will increase after such capital expenditures are incurred. Any failure to increase our revenue after incurring capital expenditures to expand production capacity will reduce our profitability.

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to existing shareholders’ return. Additional debt financing may be required which, if obtained, may:

·	limit our ability to pay dividends or require us to seek consents for the payment of dividends;
·	increase our vulnerability to general adverse economic and industry conditions;
·	limit our ability to pursue our growth plan;
·	require us to dedicate a substantial portion of our cash flow from operations to payment for our debt, thereby reducing availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;
·	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and/or
·	not assure that we will be able to obtain the additional financing on terms that are acceptable to us, if at all.

A disruption in the supply of utilities, fire or other calamity at our manufacturing plant would disrupt production of our products and adversely affect our sales.

Our BOPET films are manufactured solely at our production facilities located in Weifang City in the PRC. Any disruption in the supply of utilities, in particular, electricity, water or gas supply or any outbreak of fire, flood or other calamity resulting in significant damage at our facilities would severely affect our production of BOPET film and, as a result, we could incur substantial loss of equipment and properties.

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

We have encountered anti-dumping investigations in South Korea and the United States, and our overseas expansion strategy in our future business growth may be adversely affected.

Since 2007, the manufacturers in China, India and other countries have encountered anti-dumping investigations conducted by South Korea and the United States. The Korean Trading Committee (KTC) announced the final results for anti-dumping investigations for enterprises in China and India on August 27, 2008. We finally received the anti-dumping duties (ADD) rate of 5.67% which is much lower than the average rate of 23.60% for other enterprises in China. On June 22, 2011, Ministry of Strategy and Finance, Republic of Korea, initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of the BOPET Films originating from China and India. The rate for Shandong Fuwei, the subsidiary of Fuwei Films was set at 11.72%, higher than one of its counterparts at 5.87%. Punitive duties of 25.32% will be imposed on the PET films manufactured by six Chinese firms. The rate for the remaining Chinese manufacturers was set at 23.61%. The anti-dumping duties imposed on the Company’s exported biaxially oriented polyethylene-terephthalate (BOPET) films to South Korea will be extended for three more years beginning on May 25, 2012.

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

On December 30, 2011, the Department commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, will actively respond to the review to the extent permitted by law and will continue to seek the low rate which should properly apply to its exports to the United States. In December 2012, the preliminary results have been issued in PET Film for the review and Fuwei Films was imposed of an ADD rate of 2.95%. In 2012, the exports value to the United States accounted for less than 0.07% of the total sales.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China's BOPET film or downstream industries, our business may be adversely affected.

Changes in Applicable PRC Taxes may be adversely affect the Company.

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax as well as educational surcharges shall be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges shall be applicable to foreign-funded enterprises, foreign enterprises and foreign citizens, which mean they will no longer exempt from such taxes. In accordance with the regulations, since December 1, 2010, our subsidiary - Shandong Fuwei became a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stands at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1, 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. The new policy incurs additional tax expense. If the Chinese government changes its tax policies or adds new types of taxes in the future, our business may be adversely affected.

China’s actions to save energy and reduce emissions may adversely affect our business, by subjecting us to significant new costs and restrictions on our operations.

Recently the Chinese government has tightened its control over energy saving and emission reduction. The Chinese government intends to reduce energy consumption for gross domestic products and water consumption for industrial added value. Certain of our manufacturing plants that use significant amounts of energy, including electricity and gas, are likely to be affected by this plan. Therefore, our operation might be influenced by the energy saving and emission reduction measures of the Chinese government. Regulations for restricting greenhouse gas emission may increase the prices of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, require us to purchase allowances to offset our emissions or result in an overall increase in our costs of raw materials, any of which could increase costs and negatively affect our business operations or financial results.

The current labor law changes in the PRC may have an adverse impact on our business and profitability.

The Company is of the view that the amended Labor Law of the People’s Republic of China (the “PRC”), which took effect on January 1, 2008 and contains certain heightened requirements with respect to employment law, does not constitute a material risk to the Company. The amended Labor Law contains new provisions which protect the interests of the employees, including provisions which stipulate that an employer shall enter into labor contracts with its employees and pay social welfare insurance which may increase our human resources costs. In addition, the amended Labor Law also states that upon expiry of the labor contract, under some circumstances, an employer shall compensate an employee of the employer who does not renew the labor contract, which may increase our operating expenses. However, to the best of the Company’s knowledge, Shandong Fuwei constantly abides by the Labor Law of PRC, as amended, and therefore we does not believe the labor law provisions and any changes will have any material impact on its business or profitability. However, the Labor Law changes in the PRC in the future may have an adverse impact on our business and profitability.

Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties.

We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shandong Fuwei, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shandong Fuwei. If Shandong Fuwei incurs debt on its own behalf, the debt instruments may restrict its ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends of our ordinary shares. Under the current PRC laws, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shandong Fuwei, is regarded as a wholly foreign-owned enterprise in China. For dividends paid by foreign invested enterprises, the PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant respects, such as the use of different principles for recognition of revenues and expenses. In addition, distribution of additional equity interests by our PRC subsidiary, Shandong Fuwei, to us (which is credited as fully paid through capitalizing its undistributed profits) requires additional approval of the PRC government. Under the PRC laws, Shandong Fuwei, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds of dividend payments from Shandong Fuwei is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any allotment of funds from us to Shandong Fuwei, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shandong Fuwei could restrict our ability to act in response to changing market conditions.

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2012, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011 and 2012, we continued to have a material weakness in our internal controls over financial reporting.

We are in the process of developing and implementing a remedial plan to address the deficiencies in the areas of personnel with knowledge of and experience with US generally accepted accounting principles, including recruiting a full-time reporting manager with U.S. GAAP experience and conducting training in U.S. GAAP principles for all the financial reporting staff of the Company. However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

(b)	Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2012, 2011 and 2010, sales to our customers in the PRC accounted for approximately 81.1%, 72.9% and 79.3%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

Since the adoption of the “open door policy” in 1978 and the “socialist market economy” in 1992, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Any changes in the political and economic policy of the PRC government may lead to changes in the laws and regulations or the interpretation of the same, as well as changes in the foreign exchange regulations, taxation and import and export restrictions, which may in turn adversely affect our financial performance. While the current policy of the PRC government seems to be one of imposing economic reform policies to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. We cannot make any assurances that our operations would not be adversely affected should there be any policy changes.

The financial policies, such as bank reserve ratio and deposit and loan interest rates, are subject to adjustment in accordance with the economic development. These policy changes may adversely affect our business.

A small group of shareholders controlled by the Chinese government have substantial influence over our company and their interests may not be aligned with the interests of other holders of our ordinary shares.

Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee, beneficially owns approximately 65.45% of our outstanding share capital. As a result, this major shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. Alternatively, our controlling shareholder may cause a merger, consolidation or change of control transaction even if it is opposed by other shareholders.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign owned enterprise in January 2005 and could enjoy certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises” at that time. Accordingly, at that time, it was entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) was exempt from income tax in the PRC and the profit for each of the subsequent three financial years was taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and was recertified in October 2011 and enjoys a favorable enterprise income tax rate of 15%. If there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise, Shandong Fuwei will no longer enjoy the preferential tax treatment.  If that were to occur, Shandong Fuwei would be subject to a 25% standard enterprise income tax rate which would significantly increase our effective tax rate and materially adversely affect our operating results.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which took effect on January 1, 2008. In accordance with the law, a unified enterprise income tax rate of 25% and unified tax deduction standards were applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations would, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises established prior to March 16, 2007, such as Shandong Fuwei, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the income law Enterprise Income Tax Law.

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

The Chinese State Administration of Foreign Exchange (“SAFE”) has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005 and its implementation rules. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations are applicable to our shareholders who are PRC corporate entities and may be applicable to any offshore acquisitions that we make in the future. Under these foreign exchange regulations, PRC residents who make, or have prior to the implementation of these foreign exchange regulations made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC corporate entities who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change.

Circular of the State Administration of Foreign Exchange on Printing and Distributing on the Operating Rules for the Administration of Foreign Exchange with Respect to the Financing and Round-tripping Investment of Domestic Residents via Overseas Special Purpose Companies (“Circular 19”) was promulgated by SAFE on May 20, 2011 and came into effect on July 1, 2011. Circular 19 further clarifies the administration principles of Circular 75 and the relevant issues in its application and simplifies operating procedures. To a certain extent, Circular 19 will benefit the offshore investment and round-tripping investment.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009) (“Circular 6”) was promulgated by Ministry of Commerce and came into effect on June 22, 2009. According to Circular 6, where a domestic company sets up a company with special purpose abroad, it shall apply to the Ministry of Commerce for going through the examination and approval formalities. When merging or acquiring related domestic companies in the name of the companies in foreign countries legally established or controlled by them, the domestic companies, enterprises or natural persons shall report to the Ministry of Commerce for approval.

Item 4. Information on the Company

Overview

We were formed as a Cayman Islands corporation in August 2004 under the name “Neo-Luck Plastic Holdings Co., Ltd.” and changed our name to “Fuwei Films (Holdings) Co., Ltd.” in April 2005. Our corporate headquarters, principal place of business, production and ancillary facilities occupy an area of approximately 74,251 square meters at No. 387 Dongming Road, Weifang Shandong 261061, People’s Republic of China. Our agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, NY, NY 10011.

We develop, manufacture and distribute high quality plastic film using the biaxially- oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name of “Fuwei Films”. We export our products to packaging customers and distributors mainly in Europe, Asia and North America etc. Our main products are as below:

·	Printing base film used in printing and lamination;
·	Stamping foil base film and transfer base films used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improving environmental performance ;
·	Metallized film or aluminum plating base film used for vacuum aluminum plating for flexible plastic lamination;
·	High-gloss film used for aesthetically enhanced packaging purposes;
·	Heat-sealable film used for construction, printing and making heat sealable bags;
·	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging;
·	Dry film is generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
·	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics; and
·	Chemically treated film used to enhance properties including barrier resistance, printing properties and electrostatic resistance.

Since our establishment, a significant portion of our revenues has been derived from the sales of BOPET film, particularly our printing film, stamping film, transfer film and chemical pretreated film, high-gloss film, heat sealable film, dry film, and heat shrinkable film and so on.

We operate two production lines and have had one trial production line as of December 31, 2012. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. As of December 31, 2012, our manufacturing operations had a total annual design capacity of 30,600 metric tons based upon 7,200 production hours per annum. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm.

Our top five customers in the year ended December 31, 2012 were Eternal Electronic Material (Guangzhou) Co., Ltd., Shanghai Lvxin Evotech Packing Materials Science & Technology Co., Ltd., Holotek Technology (Zhuhai) Co., Ltd., Celplast Metallized Products Limited, Leonhard Kurz Stiftung & Co. KG. None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2012, 2011 and 2010, our sales to our overseas customers constituted approximately 18.9%, 27.1% and 20.7% respectively, of our total revenue.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd.. Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.  As of December 31, 2012, the sale revenue of the Fuwei Films USA, LLC was US$50,390.

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

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers, and we have already developed a series of new products. Our R&D team comprises of 13 full-time research personnel in total.

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

Our management team is led by our Chairman and Chief Executive Officer, Mr. Xiaoan He who has more than ten years of related experience in the plastics and packaging industries. He has been instrumental in our operations and strategies, contributing his knowledge and experience in the industry. Our management team has extensive management experience and most of them have many years of experience in the R&D, manufacturing and marketing of BOPET films.

We can continually renovate or update our production lines according to the market trends and our R & D facilities are advanced in the PRC.

Our first production line was German made and manufactured by Brückner and the second was made by DMT in France. The third production line under trial operation was made by Linduer Dornoer GmbH in Germany. We continually renovate or update these production lines according to the market trends to enable these lines to produce competitive and premium products. We have a trial production line for R & D, which enables our R & D capability to take lead in the industry.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	• High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	• “Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	•Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	• A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	• Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	•Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	•First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	•Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	• “Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	• Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	•Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	• Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	• High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	•Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011	• Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012	•Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012	•OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	•Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	•Best Employer of Weifang	Weifang Enterprise Confederation

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.
(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.
(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.
(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.
(9)	The brand of “Fuwei Films” has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.
(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.

Business Prospects

In 2012, the weak economic recovery of the world’s major economies including the US, EU member states and Japan and the deteriorating European sovereign debt crisis resulted in reduced demand in the international market while the international capacity of BOPET films surged especially in countries such as India and China. Consequently, in 2012, our sales prices dropped significantly with reduced profit margin and reduction in the demand for high value-added films.

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

Business Development Strategies

As a primary part of our business strategy, we will speed up the R&D of high value-added products for the new production line for thick films. We believe that we have the ability to increase our sales and expand our markets. We will continue to improve our products by developing new functions and applications of the BOPET films and enhancing our products mix. Meanwhile, we will continue to secure opportunities to develop new domestic and overseas customers. We believe that expanding the overseas business is a key part of our business strategy. So we will continue to focus on the development of the BOPET industry and look for the opportunities for merger and acquisition.

Our future plans include:

Accelerating the R&D of high value-added products for the new production line for thick films

We have completed the construction of a new production line capable of producing BOPET film that is between 38 to 250µm in our current premises in Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, including TFT-LCD screen films. We expect to penetrate into the electrical, electronics, solar energy and other industries with this new BOPET film. Such industries for high-end and special usage currently rely on expensive imports. The total investment of the new production line is estimated to be US$51 million. The third production line has been put into trial operation at the end of January 2013. In addition, we have started the R&D for our thick films to be manufactured by this production line including high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film. However, due to the intense competition in the market, we believe that upon commencing production, the third production line may not be profitable in a short term, or bring about losses.

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

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D area. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 19 patents have been granted and 14 patents are pending.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. As of December 31, 2012, we produced BOPET films from the two production lines and one trial production line, with an aggregate annual design capacity of 30,600 metric tons with thicknesses varying between 6 - 125µm.

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

BOPET film has been widely used in the flexible packaging (such as food, pharmaceutical, cosmetics, cigarettes, alcohol), imaging (such as printing plates and microfilms), and electronics and electrical (such as wire and cable wrap, capacitors and motor insulation). Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films”. Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses and electronics industry in the PRC, in particular the coastal region. We also export our products to end-users and distributors mainly in Europe, Asia and North America.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2012, 2011 and 2010:

Category	2012	2011	2010
Stamping and transfer film	54.2%	54.6%	56.2%
Printing film	11.3%	10.3%	15.3%
Metallized film	5.1%	5.3%	5.6%
Specialty film	24.8%	26.1%	17.5%
Base film for other applications	4.6%	3.7%	5.4%

The above categorizes BOPET film products by application.

Stamping and transfer film

This is a film that displays excellent thermal stability and tensile strength and is used in metallized film and laser stamping foil and transfer.

Printing film

This is a high transparency film that is corona treated on one side to provide excellent adhesion to ink. This is primarily used in printing and lamination.

Metallized film

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

Production

As of December 31, 2012, we operate two production lines and have had one trial production line. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. As of December 31, 2012, our manufacturing operations had a total annual design capacity of 30,600 metric tons based upon 7,200 production hours per annum.

BOPET film is manufactured from polyethylene terephthalate (PET) resin. BOPET film is produced by melting the granulated PET resin and extruding it into a flat sheet. This sheet is stretched to 3.0 to 3.6 times its original length, and then horizontally from 3.0 to 3.6 times its width, before being heat-set and finally wound into reels. The orientation process (stretching during the application of heat) gives the film its mechanical strength, barrier and optical properties (clarity and gloss). Our Brückner production line comprises a single extruder which can produce single-layer BOPET film, whereas our DMT production line comprises one main extruder and two co-extruders which can produce BOPET film comprising three layers, of which the core layer and the outer co-polymer layers are made of different materials. The films may have various physical and chemical properties. The main steps of our manufacturing process involve:

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2012, our total inventories amounted to approximately RMB34.3 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 38.3%, 9.0%, 44.5% and 8.2% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2012, 2011 and 2010 were 35.8, 38.1 and 47.2, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2012, there were no provisions for inventory obsolescence and inventory written off. As of December 31, 2012, we accrued RMB6.1 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2012, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 1 years
DMT Production Line	16,100 tons per annum	Approximately 6 years
Trial Production Line	1,500 tons per annum	Approximately 7 years

The design capacity as given by the manufacturer is determined based on the assumption of the production of a specific mix of BOPET films of varying thicknesses. Our Brückner and DMT production lines and the trial production line have been in use since 2003, 2004 and 2009, respectively. The production lines are depreciated on the straight-line method over their respective estimated useful lives.

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2012, 2011 and 2010, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2012	2011	2010	2012	2011	2010
Brückner Production Line	12,076	12,369	12,141	92.9%	95.1%	91.1%
DMT Production Line	15,166	15,350	15,995	94.2%	95.3%	99.1%
Trial Production Line	698	1,240	839	46.5%	82.7%	55.9%

There are currently no regulatory requirements that may materially affect the utilization rates of our property, plant and equipment. However, certain of the fixed assets relating to our production lines have been mortgaged in respect of certain of our bank loans as described under “Properties” for further details.

Quality Control

The quality and reliability of our products are essential for our continued success. We adopt strict measures for quality control in the entire production process of all our products, from the purchase and selection of raw materials, to each stage of the manufacturing processes and to the final inspection of end products. Our quality control procedures were certified for ISO 9001:2000 compliance in September 2004 and the review of it is conducted every three years.

As of December 31, 2012, our product inspection and quality control department comprised of 25 employees. We have one manager, 21 quality inspectors, 1 procurement inspector and 2 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Finished Products

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2012 (primarily for maintenance) was 3.7% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement
Laser holographic base film	Our laser holographic base film is a directly embossable BOPET film, ideal for holographic applications. This film eliminates the need to coat and prepare substrates for holographic embossing, thus reducing costs for our customers. It can be used for anti-counterfeit purposes and in packaging to help enhance the aesthetic perception of food, medicine, cosmetics, cigarettes and alcohol.

Single/double surface matte film	Our matte film is mainly used for aesthetically-enhanced packaging purposes. Our ability to produce single-sided matte films offers significant cost savings for our customers as the non-matte side of the film may be used for other applications without further processing.

Anti-counterfeit film	Our anti-counterfeit film changes color under ultraviolet rays. Accordingly, it is used for packaging branded products for anti-counterfeit purposes.

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film	Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. It cannot only provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is applied to packaging for food, construction and other applications.

Heat sealable film for steel	To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film	By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

White film	To be used for print, composite, coating and others, such as advertising lamp house, release film and reflector film.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.

Reinforced coated printing film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing.

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives and Applications	Commercialization Date Expected
Metal-adhesion improved film	To improve the peel strength after metallized sealing. Mainly used for liquid packages.	December 2013

Base film for solar backsheet	Used in solar backsheet due to its excellent gas and water permability, UV wear resistance and stability of size with additives.	December 2013

Functional protective film for optical application	Coated films for different functions suitable for protection of LCD, LED and other industries.	December 2013

Base film for diffusion and prism film	Coated film made by PET resin for optical purposes featuring outstanding optical characteristics and adhesion used as base film for diffusion and prism films in LCD and LED	June 2014

Our expenditure on research and development in 2012, 2011 and 2010 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2012		2011		2010
	RMB		RMB		RMB
Research and Development Expenses	9,617	(1)	10,159	(2)	8,058	(3)

(1)& (2)& (3)  In addition to the above-mentioned expenses in 2012, 2011 and 2010 of RMB9,617, RMB10,159 and RMB8,058, respectively, the R&D capital expenditure was RMB4,928, RMB10,014 and RMB4,434, respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2012, our sales department comprised of 12 employees in the domestic sales division, 5 employees in the overseas sales division and 2 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

Customers and Markets

Over the past years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In addition, we entered into dry films market and maintain good relationship with major dry films customers in Mainland China.

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2012, sales from our domestic and overseas customers constituted approximately 81.1% and 18.9%, respectively, of our annual revenue.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2012, 2011 and 2010:

	Percentage of Total Revenue (%)
	2012	2011	2010
Eternal Electronic Material (Guangzhou) Co., Ltd.	7.6	3.1	-
Shanghai Lvxin Evotech Packing Materials Science & Technology Co., Ltd.	5.1	3.9	1.6
Holotek Technology (Zhuhai) Co., Ltd.	4.2	-	2.7
Celplast Metallized Products Limited	4.0	3.7	2.7
Leonhard Kurz Stiftung & Co.KG	2.9	5.0	2.8

None of our customers accounted for more than 10% of our total revenue in any of the previous three years.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our customers listed above.

Sales

Because of our broad range of product offerings and customers, our sales and marketing efforts are generally specific to particular types of product, customer or geographic region. Most of our products are sold by our own direct sales force. These salespeople, including our management, maintain close relationships with our customers by paying visits to our customers from time to time to understand their needs, and to obtain their feedback and suggestions. Our sales personnel provide technical support to our customers when required. We also regularly invite our existing and potential customers to our manufacturing facilities for visits as we believe that such visits enable our customers to better understand our production processes and operations and also enhance our customers’ confidence in us.

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in 2012, more transactions were paid by cash in delivery.

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2012, our losses due to returned products from our customers were approximately 0.7% of our total sales.

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

The following are the suppliers that supplied 10% or more of our purchase of raw materials for each of the years ended December 31, 2012, 2011 and 2010:

		Percentage of total purchases (%)
	Supply	2012	2011	2010
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additive	36.4	43.8	42.4
Jiangyin Huaxing Compound	PET resin	16.5	11.1	11.6
Mahogany Joy Investments Ltd	PET resin	9.5	11.1	11.1

Note: To our knowledge, Mahongany Joy Investment Company and Jiangyin Huaxing Compound are related companies.

We purchase the majority of our PET resin from Sinopec Yizheng as the quality of its supply of PET resin consistently meets our requirements. We currently have an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply us fixed quantities of PET resin monthly at the prevailing market prices. Such supply agreement is renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases of raw materials are on a cash basis. There are a number of suppliers of PET resin at home and abroad that can consistently meet our quality and quantity requirements on a timely basis.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our major suppliers mentioned above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchases (%)
Main Raw Material	2012	2011	2010	Country
PET resin	90.7	85.1	75.5	PRC,Korea,BVI
Additives	9.3	14.9	24.5	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2012 decrease by 14.7% compared to that in 2011.

As we are unable to predict the price movements of such raw materials and to minimize the impact of such price fluctuations on our cost, we generally purchase such raw materials in quantities sufficient for our production process for approximately one or two weeks. Based on orders from our customers, we may increase or reduce the inventory of our raw materials.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2012.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;
•	quality and reliability of products;
•	technical/manufacturing capability;
•	industrial reputation; and
•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Ningbo Shunsu Film Co., Ltd.

We believe that we have established a good reputation and management track record as a manufacturer of BOPET film and are able to offer quality products.

C. Organizational structure.

The following table set forth the details of our subsidiaries as at the date of this Annual Report:

Name	Country of Incorporation	Ownerships Interests	Direct Parent

Fuwei Films (Shandong) Co., Ltd.	Weifang Shandong, China	100% wholly owned by Direct Parent	Fuwei Films (BVI) Co., Ltd.

Fuwei Films (BVI) Co., Ltd.	British Virgin Islands	100% wholly owned by Direct Parent	Fuwei Films (Holdings) Co., Ltd.

Fuwei Films USA, LLC	South Carolina, USA	60% owned by Direct Parent	Fuwei Films (Holdings) Co., Ltd.

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Most of our land use rights, office buildings and three facilities in operation have been mortgaged to two banks in the PRC.

We have completed the construction of a new production line located in Weifang Hi & New Technology Development Zone. This new production line will produce BOPET film that is between 38 to 250µm targeted at industrial use, including TFT-LCD. We initially planned to complete the production line construction at the end of 2008.  However, this production line was not constructed as planned, since we are unable to raise funds through issuing shares or bonds as a result of our major shareholder issues and global financial crisis. Currently, the new production line is under trial production.

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

Overview

We develop, manufacture and distribute high quality plastic film using the biaxially oriented stretch technique, otherwise known as BOPET film. Since the establishment of the Company, a substantial portion of our revenues has been derived from the sales of BOPET film. We sell majority of our BOPET film products to domestic customers in China with minority of them sold to Europe, Asia, North America and other overseas markets.

Our Corporate Structure and Operating History

The diagram below illustrates our corporate structure:

Shandong Fuwei, our PRC operating subsidiary, was formed on January 28, 2003, as a Sino-foreign equity joint venture under the name Weifang Fuwei Plastic Co., Ltd. In July 2003, this company began production of BOPET film, initially renting the necessary fixed assets from Shandong Neo-Luck, a company involved in BOPET film production in which Mr. Xiaoming Wang, our current executive officer, served as executive officer at the time.

Shandong Fuwei subsequently acquired these fixed assets through two auction proceedings, the first in October of 2003 and the second in December 2004. At the first auction proceeding in October 2003, Shandong Fuwei acquired assets related to the Brückner production line that it had been renting from Shandong Neo-Luck. This line had been previously mortgaged by Shandong Neo-Luck to Bank of China, Weifang city branch as security for several loans extended to Shandong Neo-Luck’s affiliates. When these loans went into default, Bank of China brought a series of legal actions in Weifang Municipal People’s Court that resulted in the assets securing the loans being sold at a public auction. Following its successful bid at an auction on October 9, 2003, Shandong Fuwei acquired the Brückner production line and facilities (with an appraised value of approximately RMB169 million) for RMB156 million.

In November 2003, Shandong Fuwei’s shares were sold to Shenghong Group Co., Ltd. (“Shenghong Group”) and Shandong Baorui for an aggregate consideration of RMB98.2 million. Tongju Zhou, a former director of the Company, and Duo Wang each indirectly own 50% of Easebright Investments Limited (“Easebright”), one of our principal shareholders, and are both officers and directors of Shandong Baorui. Jun Yin and Duo Wang own 17.5% and 4.6%, respectively, of Shandong Baorui. In 2004, Messrs. Zhou and Wang, along with Jun Yin established several offshore holding companies in the British Virgin Islands and the Cayman Islands to acquire and hold these shares. In October 2004, Fuwei (BVI) entered into a sale and purchase agreement with Shenghong Group and Shandong Baorui pursuant to which Fuwei (BVI) acquired the respective equity interest of Shenghong Group and Shandong Baorui in Shandong Fuwei for an aggregate consideration of RMB91 million. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) and was converted into a wholly-foreign owned enterprise pursuant to PRC law.

As a result of its ongoing financial difficulties, Shandong Neo-Luck was declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004. Prior to the bankruptcy, Shandong Neo-Luck’s then major operating asset, the DMT production line, had been pledged by Shandong Neo-Luck to Weifang City Commercial Bank. When Shandong Neo-Luck was declared bankrupt, the Shandong Branch of Bank of China seized the production line by order of the Qingdao Intermediate People’s Court and the Qingdao Southern District People’s Court while the Weifang Branch of Bank of Communications did so through Weifang Intermediate People’s Court. As such, the effectiveness of the pledge in favor of Weifang City Commercial Bank was under dispute. Subsequently, pursuant to the decision from Weifang Intermediate People’s Court, Weifang City Commercial Bank ranked senior in terms of the right of claims.

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

Subsequent to the auction for several years, the PRC government conducted an investigation into the conduct of certain individuals in connection with such transactions. In March 2009, Messrs. Yin, Wang and Zhou committed the crime of corruption by verdict of the Jinan Intermediate People’s Court in the city of Jinan, Shandong Province. In November 2009, the Company became aware of the final verdict issued by the Supreme People's Court of Shandong Province. The Supreme People’s Court upheld the initial verdict issued by the Intermediate court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years, and the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment. All of the personal property of the three individuals will be confiscated.

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

According to the notification, the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. As a result of the transfers, and based on the information provided by the Administration Company, 52.90% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.

The Company received a second notification dated May 17, 2011 (the “Second Notification”) from the Administration Company regarding the transfer of ownership of Fuwei stock previously controlled by the Company’s major shareholders.

As discussed in the Second Notification, Ms. Qing Liu and Mr. Zhixin Han have transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, 65.45% of its outstanding ordinary shares are controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies, Mr. Zheng Min.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2012, 2011 and 2010, the total cost of raw materials made up approximately 73.0%, 78.3% and 77.2% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 90.7% and 9.3%, respectively, of our total cost of raw materials in 2012. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

Although we try to pass on all increases in our raw material costs to our customers, we can only pass on a portion of the increase to our customers due to the increased supply than demand in the market. We obtain a significant amount of the PET resin used at our facilities from one supplier, who has agreed to supply us fixed quantities of PET resin monthly at the prevailing market price. We have not engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components.

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as printing films, stamping and transfer films and metallized films, is typically driven by supply and demand conditions in the market. We have more control over pricing for our specialty products, such as dry films and heat shrinkable films.

As selling prices are generally higher for those types of BOPET film products which require higher technical expertise, our revenue will be affected, to certain extent, by our product mix. Our product mix is dependent on, among other things, our production facilities, R&D abilities and new product commercialization.

Demand for Our Products

We have been able to expand our product range and markets by introducing new products required by customers. We believe that our technical expertise is important in introducing products that are in demand.

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2012, 2011 and 2010, approximately 81.1%, 72.9% and 79.3%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

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

Our ability to enhance existing products, introduce new products to meet customers’ demand, deliver quality products to our customers and maintain our established industry reputation will affect our competitiveness and market position.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Materials costs	73.0%	78.3%	77.2%
Energy expense	8.3%	6.9%	7.4%
Factory overhead	13.9%	10.7%	11.3%
Packaging materials	3.0%	2.7%	2.8%
Direct labor	1.8%	1.4%	1.3%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 90.7% and 9.3%, respectively of our total materials costs in 2012.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2012, the depreciation expense and repair and maintenance expenditure accounted for 78.6% and 15.5% of factory overhead, respectively.

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

Our distribution expenses comprise mainly of freight costs, travel expenses, marketing and promotion expenses as well as salaries and commission paid to our sales and marketing personnel.

Other operating expenses comprise mainly of loss on disposal of property, plant and equipment and miscellaneous expenses.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate of 15% during the term from January 1, 2011 to December 31, 2013 pursuant to Enterprise Income Tax Law.

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2012, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 5.4% and 3.3% in 2012, 2011 and 2010, respectively.

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

As of December 31, 2012, our largest trade debtor was Eternal Electronic Material (Guangzhou) Co., Ltd, a company based in China, The balance of trade receivables from Eternal Electronic Material (Guangzhou) Co., Ltd, was RMB3.5 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2012, 2011 and 2010 is as follows (in thousands):

	December 31,2012		December 31,2011	December 31,2010
	RMB	US$	RMB	RMB
Balance at beginning of year	1,785	287	2,140	2,259
Bad debt expense (recovery)	(590)	(95)	(355)	(119)
Write-offs	-	-	-	-

Balance at end of year	1,195	192	1,785	2,140

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

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,

	2012	2011	2010
	(% of Total Revenue)
Gross profit	(0.8)	15.9	26.0
Operating expenses	(16.3)	(10.2)	(14.1)
Other expense	0.5	(1.1)	(1.8)
Income tax benefit (loss)	2.1	(0.7)	(2.2)
Net income (loss)	(14.6)	3.9	8.1

Fiscal year ended 2012 compared to fiscal year ended 2011

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2012			2011
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	202,029	32,428	54.2%	293,768	54.6%
Printing film	42,449	6,814	11.3%	55,218	10.3%
Metallized film	18,886	3,031	5.1%	28,205	5.3%
Specialty film	92,536	14,853	24.8%	140,491	26.1%
Base film for other applications	16,966	2,723	4.5%	19,963	3.7%
	372,866	59,849	100%	537,645	100%

During the fiscal year ended December 31, 2012, net revenues were RMB372.9 million (US$59.8 million), compared to RMB537.6 million during the same period in 2011, representing a decrease of RMB164.7 million or 30.6%, mainly due to the reduction of average sales price by 30.6% and total sales volumes by 0.7%. For further analysis of the factors causing revenue decrease, the reduction of average sales prices caused a decrease of RMB160.8 million and sales volume factor made a decrease of RMB4.0 million.

In 2012, sales of specialty films were RMB92.5 million (US$14.9 million) or 24.8% of our total revenues as compared to RMB140.5 million or 26.1% in 2011, which was a decrease of RMB48.0 million, or 34.1%, as compared to the same period in 2011. For further analysis of the factors causing specialty films revenue decrease, the reduction of average sales price caused a decrease of RMB23.2 million and sales volume factor made a decrease of RMB24.8 million.The decrease was largely attributable to the decrease in demand and sales prices for films in electronics and high-end packaging.

Overseas sales were RMB70.6 million or US$11.3 million, or 18.9% of total revenues, compared with RMB145.5 million or 27.1% of total revenues in 2011. For further analysis of the factors causing overseas sales decrease, the reduction of average sales prices caused a decrease of RMB47.9 million and sales volume factor made a decrease of RMB27.0 million.The decrease in overseas sales was mainly due to less demand from international markets and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to decrease in orders from the overseas markets and the significant decrease of sales prices compared to the same period of 2011.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2012 and 2011 (amounts in thousands):

	For the year ended December 31,
	2012			2011
	RMB	US$	% of Total	RMB	% of Total
Sales in China	302,290	48,521	81.1%	392,195	72.9%
Sales in other countries	70,576	11,328	18.9%	145,450	27.1%
	372,866	59,849	100.0%	537,645	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2012 totaled RMB376.0 million (US$60.3 million) as compared to RMB452.2 million in the prior year. This was RMB76.2 million or 16.9% lower than the same period in 2011, mainly due to the decreased price of 14.7% of main raw materials in 2012 compared to the same period in 2011. For further analysis of the factors causing cost of goods sold decrease, the reduction of unit cost of good sold caused a decrease of RMB72.8 million and sales volume factor made a decrease of RMB3.4 million.

Gross (Loss) Profit

Our gross loss was RMB3.1 million (US$0.5 million) for the year of 2012, representing a gross margin of (0.8)%, as compared to a gross margin of 15.9% in 2011. Gross margin decreased by 16.7 percentage points compared to the same period in 2011. Our average unit sales price decreased by 30.6% compared to last year due to excess capacity and stronger competition in the market. In addition, the main raw materials used in our production of BOPET films, polyethylene terephthalate (or PET) resin and additives, comprised approximately 73.0% of our total costs of goods sold and these prices were greatly influenced by price fluctuation in crude oil. Our main raw material costs, PET resin, were reduced by 14.7% compared to last year. The decrease in product sales prices largely exceeded that in main raw material costs during 2012 compared with 2011, which contributed to the significant decrease in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2012 were RMB60.9 million, an increase of RMB6.1 million, or 11.2%, as compared to 2011. The increase was mainly due to goodwill impairment for the year ended December 31, 2012.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other income during the year ended December 31, 2012 was RMB1.8 million (US$0.3 million), compared to total other expense of RMB5.7 million in 2011, which mainly attributed to interest capitalization of RMB11.2 million (US$1.8 million) related to the third production line project in 2012. Interest payments totaled RMB11.2 million (US$1.8 million) during 2012, RMB1.0 million or 9.3% higher than that in 2011, which was mainly due to higher interest rates on bank loans.

Income Tax Benefit (Expense)

Income tax benefits during the year ended December 31, 2012 was RMB7.7 million (US$1.2 million) compared to an income tax expense of RMB4.0 million during 2011, which was mainly attributable to the tax effect of changes in deferred tax during 2012.

Fiscal year ended 2011 compared to fiscal year ended 2010

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2011			2010
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	293,768	46,675	54.6%	282,033	56.2%
Printing film	55,218	8,773	10.3%	76,720	15.3%
Metallized film	28,205	4,481	5.3%	28,108	5.6%
Specialty film	140,491	22,322	26.1%	87,956	17.5%
Base film for other applications	19,963	3,172	3.7%	26,641	5.4%
	537,645	85,423	100%	501,458	100%

During the fiscal year ended December 31, 2011, our net revenues were RMB537.6 million, which was an increase of RMB36.2 million or 7.2%, as compared to the same period for 2010. The increase in revenue was mainly due to increased average unit price contributing to the increased sales volume of high value-added products in the product portfolio.

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

Gross Profit

Our gross profit during the year ended December 31, 2011 was RMB85.5 million representing a gross margin of 15.9%, reduced by RMB45.1 million or 10.1% in gross profit margin, compared to RMB130.6 million or 26.0% for the year ended December 31, 2010. The decrease in gross margin was mainly due to the increase of raw material prices. Our primary raw materials consisted of PET resin and additive, the total cost of which made up approximately 78.3% of our cost of goods sold in 2011. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The international crude oil prices stayed high in 2011, which resulted in an increase of 19.3% in average prices of raw materials. Meanwhile, the average sales prices only increased by 8.3% in 2011. Consequently, the increase in cost of goods sold surpassed that in sales price, and the gross profit declined significantly in 2011.

Operating Expenses

Our operating expenses during the year ended December 31, 2011 were RMB54.7 million, which was an decrease of RMB16.2 million, or 22.8%, as compared to the same period for 2010. This increase was mainly due to the decrease of accrued class action indemnity and related legal fees, and allowance for doubtful trade receivables as well as the anti-dumping duty.

Other Expense

Our other expenses during the year ended December 31, 2011 were RMB5.7 million, which was an decrease of RMB3.2 million, or 35.3%, as compared to the same period for 2010. The decrease was mainly due to the short-term financial income being more than bank loan interest increase.

Income Tax Benefit (Expense)

The income tax expense for the years ended December 31, 2011 and 2010 was RMB4.0 million and RMB11.1 million respectively. The effective tax rates in 2011 and 2010 are 15.8% and 21.8%, respectively. The lower effective tax rate in 2011 is primarily due to lower profit in 2011 and the carryforward net loss for the period ended 2010.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

Our capital expenditures in 2012 have been primarily financed through short-term borrowings from financial institutions. The interest rates of short-term borrowings from financial institutions during the three-year period from 2010 to 2012 ranged from 0% to 7.87%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2012, we had borrowings of RMB120.0 million from two financial institutions in the PRC.

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

We obtained five short-term loans from Bank of Communications Co., Ltd. on May 8, 2012, May 9, 2012 and May 11, 2012, for a total amount of RMB120.0 million (US$19.3 million), including: (i) RMB30.0 million (US$4.8 million) on May 8, 2012, maturing on April 5, 2013; (ii) two bank loans each for the amount of RMB35.0 million (US$5.6 million) on May 9, 2012, maturing on April 15, 2013 and April 26, 2013, respectively; and (iii) two bank loans each for the amount of RMB10.0 million (US$1.6 million) on May 11, 2012, maturing on December 26, 2012 and May 7, 2013, respectively. The annual interest rate of the new bank loans has increased by 20% compared with the benchmark interest rate announced by the People’s Bank of China on the date when the loan was credited to our bank account. As of December 31, 2012, the new loan annual interest rate is 7.87%. We made two payments, each for the amount of RMB30.0 million (US$4.8 million) and one payment of RMB18.5 million (US$2.9 million) to Bank of Communications Co., Ltd in April 2012. We paid off three short-term loans to the Bank of Communications in May 2012, each for the amount of RMB30.0 million (US$4.8 million), RMB35.0 million (US$5.6 million) and RMB35.0 million (US$5.6 million), respectively. We made a payment of RMB10.0 million (US$1.6 million) to Bank of Communications Co., Ltd. in December 2012. As of December 31, 2012, the balance of short-term loans was RMB110.0 million (US$17.7 million).

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.6 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3.4 million (US$0.5 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2012 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

We believe that, after taking into consideration our present and future banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2012, 2011 and 2010 is as follows (in thousands):

	2012		2011	2010
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	46,451	7,458	(14,018)	98,575

Net cash (used in) provided by investing activities	(85,389)	(13,706)	(119,325)	52,012

Net cash (used in) provided by financing activities	(202)	(33)	6,501	(6,179)

Effect of foreign exchange rate changes	(26)	67	(213)	16

Net increase (decrease) in cash and cash equivalent	(39,166)	(6,214)	(127,055)	144,424

Cash and cash equivalent
At beginning of the year	44,172	7,018	171,227	26,804
At end of the year	5,006	804	44,172	171,227

Operating Activities

Net cash provided by operating activities was RMB46.5 million for the year ended December 31, 2012 as compared to net cash used in operating activities of RMB14.0 million for the year ended December 31, 2011. This increase in cash flows from operating activities was attributable primarily to the decrease in accounts receivables. We have started taking actions to collect overdue invoices from our customers which resulted in an increase in cash flows.

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

Investing Activities

Net cash used in investing activities was RMB85.4 million in 2012 due to equipment purchase from Dornier.

Net cash used in investing activities was RMB119.3 million in 2011 due to the deposit for the Letter of Credit for Dornier equipment and the advance of the equipment.

Net cash provided from investing activities was RMB52.0 million in 2010 due to the retrieval of the advance of the equipment.

Financing Activities

Net cash used in financing activities was RMB0.2 million for the year ended December 31, 2012, which was mainly due to repayment of bank loans.

Net cash generated from financing activities was RMB6.5 million for the year ended December 31, 2011, which was mainly due to increased bank loans.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2012, 2011 and 2010, approximately 81.1%, 72.9% and 79.3% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2012, 2011 and 2010 were 88.3%, 84.9% and 85.1%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2012, 2011 and 2010 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2012, 2011 and 2010 were as follows (in thousands):

	For the year ended December 31,
	2012	2011	2010
	RMB	RMB	RMB
Buildings	-	-	-
Plant and equipment	6,106	33,195	7,447
Motor vehicles	-	914	-
Assets under construction	138,811	36,305	1,257
Others (computer and furniture fittings)	70	2,173	1,241
Total	144,987	72,587	9,945

The following table summarizes our contractual commitments as of December 31, 2012 and the effects caused by those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	23,816	23,816	-	-	-
Bank loans(ii)
-Principal	120,000	110,000	-	10,000	-
-Interest(iii)	4,838	3,203	1,180	455	-
Obligations under capital lease(iv)
-Carrying amount of lease obligation	20,000	6,282	13,718
-Interest on unpaid obligation	1,952	1,004	948	-
Operating leases(v)	355	355	-	-	-
Total	170,961	144,660	15,846	10,455	-

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.

(ii)	We have secured short-term loans of RMB110.0 million on December 31, 2012 that are due on different dates in 2013. We also have long-term loans for RMB10.0 million. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.
(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2012 plus an estimated risk premium on borrowing.
(iv)	The Group has commitments under capital lease agreements as for a part of new third production line and related equipment. The lease has terms of 3 years expiring by the end of December 2015.
(v)	The operating leases mainly relate to our rental of staff dorms and offices. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 5.4% and 3.3% in 2012, 2011 and 2010 respectively.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, which amends how companies test for impairment of indefinite-lived intangible assets. The new guidance permits a company to assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the annual impairment test. The ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements.

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

As of the date of this Annual Report, we have received 19 patents from, and have 14 patent applications pending with the PRC authorities.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2013, which will result in fiercer price competition. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

In addition, aiming at the rapidly developed thick films market (with applications in high value-added electronics, electrical, solar energy and other industries), giants including Mitsubishi Plastics, Inc., SKC, Inc. and China Lucky Film Corporation invested in and built production lines in China, which will bring challenges and fiercer competition to our thick film project under trial operation.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Our directors and executive officers and their former/present positions with us, as of December 31, 2012, are as follows:

Directors and Executive Officers

Name	Age	Position
Xiaoan He	51	Chairman, Director and Chief Executive Officer

Xiuyong Zhang	43	Chief Financial Officer and Director

Tee Chuang Khoo (1)(2)	67	Independent Director

Changrong Ji (1)(2)(3)	67	Independent Director

Shan Jiang (1)	66	Independent Director

Yong Jiang	39	Board Secretary

Xiaoming Wang	53	Vice President of Shandong Fuwei

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

Information about Directors and Officers

Set forth below is certain information with respect to each director and officer as of December 31, 2012:

Xiaoan He has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has more than fifteen years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from China Europe International Business School in 2003 and Bachelor in Engineering from Shanghai Jiaotong University in 1983.

Xiuyong Zhang has been a director of our Company since November 2007. He began serving as our Chief Financial Officer on April 11, 2008. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He is responsible for day-to-day management of our investment, financing, accounting and auditing matters in the Company and financing, financial and taxation matters for its subsidiary. Prior to joining us as a director of the Company, Mr. Zhang has also been the director of Shandong Fuwei since July 2004, and the Vice President since January 2005. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of Weifang City Local Products Company. Mr. Zhang was jointly certified as a Public Valuer by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Professional Certification in Law from China University of Political Science and Law and China Central Radio and TV University in 2005. He received the Certification of Financial Accounting from Shandong Television University in 1996.

Tee Chuang Khoo has been a director of our Company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co., Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

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

Yong Jiang has been the Board Secretary since April 2011. He is also assistant President of Fuwei Films (Shandong) Co., Ltd. since 2007. From 2003 to 2006, he served as assistant manager, deputy manager and manager of the marketing department for Shandong Fuwei. In 1998, he joined Weifang Neoluck Plastic Co., Ltd. where he was responsible for overseas sales and production planning. Since 2010, Mr. Jiang has been studying to obtain his EMBA degree in Nankai University. In 1998, he received his bachelor’s degree in Information Management and Information System from Shandong University.

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

Nasdaq Rule 5605(b)(1) requires that the Board be comprised of a majority of Independent Directors as such term is defined in Rule 5605(a)(2). The Company provided Nasdaq with a notice on December 25, 2007 stating that as a “Controlled Company”, it is exempt from the requirements of Rule 5605(b)(1). Pursuant to Rule 5615(c)(1), a “Controlled Company” is a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As of December 31, 2012, Weifang State-Owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee, controlled 65.45% of the outstanding ordinary shares of Fuwei. As a result, Fuwei is considered to be a Controlled Company and relied upon the exemption from December 25, 2007.

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

Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should read “Information - Differences in Corporate Law” for a more complete discussion of these matters.

B. Compensation

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 7 persons for the year ended December 31, 2012 was approximately RMB1.6 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Employment and Service Agreements

Executive Officers

We have entered into a Service Agreement dated April 27, 2005, with Mr. Xiaoan He for the position of Chief Executive Officer for a term of three years, effective December 25, 2006. On December 26, 2009, we extended the Service Agreement with Mr. He for three years to December 25, 2012. Additionally, on December 26, 2012, Mr. He’s Service Agreement was extended for three years to December 25, 2015. Under this Service Agreement, Mr. He’s annual basic salary is RMB500,000 and is eligible for a discretionary bonus.

We have also entered into a Service Agreement with Mr. Xiuyong Zhang, our Chief Financial Officer. The initial term of his Service Agreement began from March 1, 2006 to March 1, 2009. Upon the expiration of his Service Agreement, we extended the term of his Service Agreement for another three years to March 1, 2012. Mr. Zhang’s Service Agreement was further renewed for a term of three years to February 28, 2015. Under the term of his initial Service Agreement, Mr. Zhang was entitled to an annual basic salary of RMB300,000. As approved by the board of directors, Mr. Zhang’s annual salary was adjusted to RMB 350,000 effective as of January 1, 2011. Mr. Zhang can terminate his Service Agreement upon three months prior written notice or by paying the Company a sum equaling to three months salary in lieu of such notice. The Service Agreement may also be terminated by either party pursuant to the applicable provisions of the China Labor Law.

We have also entered into Service Agreements with our other executive officers. Mr. Yong Jiang renewed his service agreement with the Company in December 2011 with an unspecified term. The initial term of Mr. Xiaoming Wang’s Service Agreement was three years commencing from April 2, 2007. Upon expiration of his Service Agreement, it was renewed for two years to December 31, 2011. Mr. Wang’s Service Agreement was further renewed in December 2011 with an unspecified term.

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

Under the terms of their respective Service Agreements, Mr. Xiaoming Wang and Mr. Yong Jiang are entitled to an annual basic salary of RMB276,000 and RMB204,000, respectively, effective January 1, 2012. Their annual salaries may be revised at the discretion of the Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements.

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

C. Board practices

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

D. Employees

As of December 31, 2012, our total staff consisted of 318 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 11, 2013, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 13,062,500 ordinary shares outstanding as of April 11, 2013.

	Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Xiaoan He	65,520	(1)	0.5%
Xiuyong Zhang	46,800	(2)	0.4%
Tee Chuang Khoo	—		—
Changrong Ji	—		—
Xiaoming Wang	37,440	(3)	0.3%
Shan Jiang	—		—
Yong Jiang	18,720	(4)	0.1%
All directors and executive officers as a group (7 persons)	187,200		1.1%
5% Shareholders:
Weifang State-Owned Assets Operation Administration Company	8,550,000	(5)	65.45%

(1)	Owned by Everise Investment Management Co., Ltd., a Hong Kong corporation (“Everise Investment”). 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. He shares voting and dispositive control with Messrs. Jiang Yong, Xiuyong Zhang, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. He disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 65,520 shares of ordinary shares.

(2)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Zhang shares voting and dispositive control with Messrs. Jiang Yong, Xiaoan He, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. Zhang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 46,800 shares of ordinary shares.

(3)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Wang shares voting and dispositive control with Messrs. Jiang Yong, Xiaoan He, Xuehua Li and Xiuyong Zhang over the shares held by Everise Investment. Mr. Wang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 37,440 shares of ordinary shares.

(4)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Jiang shares voting and dispositive control with Messrs. Xiaoan He, Xuehua Li, Xiaoming Wang and Xiuyong Zhang over the shares held by Everise Investment. Mr. Jiang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 18,720 shares of ordinary shares.

(5)	According to the notification dated May 9, 2011 from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”), the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. 52.9% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han. According to the Second Notification dated May 17, 2011 from the Administration Company, Ms. Qing Liu and Mr. Zhixin Han have transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, the Company believes that 65.45% of its outstanding ordinary shares are controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies, Mr. Zheng Min.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2010 and ending December 31, 2012.

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

 The transactions and balances with related parties are analyzed as follows:

(a) Transactions with Related Parties

During the years ended 2012, 2011 and 2010, we paid approximately RMB152,905 (USD$24,543), RMB120,317 and RMB76,100, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

As of December 31, 2012, the balance due from Joyinn Hotel Investment & Management Co., Ltd. was RMB21.0 million (US$3.4 million). The background of the long term deposit is disclosed in Notes 11.

Obligations under sale-leaseback transaction amounting to RMB20.0 million (US$3.2 million) were guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively.

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

Legal Proceedings.

Shandong Fuwei is currently a party to three legal proceedings in China. From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business.

On June 20, 2012, Shandong Fuwei (the “Plaintiff”) filed a lawsuit against one of its clients (the “Defendant”) in China over the execution of the Procurement Contract between them in Weifang Kuiwen District People’s Court. The first verdict of the lawsuit was announced on October 15, 2012, according to which, the Defendant was determined to pay the Plaintiff an amount of RMB686,190.4 and its interest (for a term from June 20, 2012 to the issuance date of the verdict based on the loan interest rate of the People’s Bank of China) as the costs of procurement of goods. The Defendant then filed an appeal in Weifang Intermediate People’s Court which was heard on March 5, 2013 and the Court has not announced the verdict yet.

On July 9, 2012, the client of Shandong Fuwei filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Beijing Daxing District People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was then dismissed on January 23, 2013 and the lawsuit will be heard by Beijing Daxing District People’s Court with a claim at RMB953,113 plus interest.

On October 29, 2012, another client of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhejiang Haining People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Zhejiang Haining People’s Court sustained the objection and decided that the lawsuit be heard by Weifang High-Tech District People’s Court. The Plaintiff filed an appeal against the judgment in Zhejiang Jiaxing People’s Court, The appeal was then dismissed and the plaintiff withdrew its charges against Shandong Fuwei on March 5, 2013. Soon afterwards, on March 20, 2013, the court unfroze an amount of RMB770,000 of Shandong Fuwei’s savings, which had been frozen during the hearing of the lawsuit.

B. Significant Changes.

No significant changes have occurred since the date of the consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 per share. As of April 11, 2013, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares

(Year Ended)	High	Low
December 31, 2010	$4.60	$0.78
December 31, 2011	$6.55	$1.07
December 31, 2012	$2.48	$0.80

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low
March 31, 2011	$6.55	$3.20
June 30, 2011	$5.07	$1.81
September 30, 2011	$5.50	$2.05
December 31, 2011	$2.62	$1.07
March 31, 2012	$2.00	$1.16
June 30, 2012	$2.48	$0.80
September 30, 2012	$1.50	$1.07
December 31, 2012	$1.46	$1.14

 For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares
(Month Ended)	High	Low
November 30, 2012	$1.46	$1.14
December 31, 2012	$1.45	$1.23
January 31, 2013	$1.95	$1.28
February 28, 2013	$1.70	$1.42
March 31, 2013	$1.52	$1.27
April 10, 2013	$1.40	$1.18

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

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment, or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

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

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule”. If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

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

The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority”.

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

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two and there shall be no maximum number of our directors unless our shareholders in the general meeting otherwise determine a maximum number. Initially we have set our board of directors to have 4 directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation.. Any vacancies on our board of directors or additions to the existing board of directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

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

We entered into five short-term loans contracts with Bank of Communications Co., Ltd. on May 8, 2012, May 9, 2012 and May 11, 2012, for a total amount of RMB120.0 million (US$19.3 million), including: (i) RMB30.0 million (US$4.8 million) on May 8, 2012, maturing on April 5, 2013; (ii) two bank loans each for the amount of RMB35.0 million (US$5.6 million) on May 9, 2012, maturing on April 15, 2013 and April 26, 2013, respectively; and (iii) two bank loans each for the amount of RMB10.0 million (US$1.6 million) on May 11, 2012, maturing on December 26, 2012 and May 7, 2013, respectively. The annual interest rate of the new bank loans has increased by 20% compared with the benchmark interest rate announced by the People’s Bank of China on the date when the loan was credited to our bank account. As of December 31, 2012, the new loan annual interest rate is 7.87%.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd. for a term of eight years effective October 19, 2009, which will expire on October 18, 2017. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for the Company's key projects.

2)	Sale-Leaseback Contract

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased the rental items which were recorded in the contract and accounted for minor portion within the third production line equipment, and leased them back to Shandong Fuwei simultaneously. Shandong Fuwei will pay a series of rents for a total amount of RMB21.95 million (including interests) to Far Eastern Leasing in the following 36 months beginning on December 26, 2012. The rental items mentioned above should be secured by insurance policy and the premium will be paid by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd.

3)	Ownership of Property Transfer Agreement under Sale-Leaseback Contract

On December 21, 2012, Shandong Fuwei signed an ownership of property transfer agreement under sale-leaseback contract with Far Eastern Leasing. According to relevant laws and regulations, by the way of sale-leaseback mode, Shandong Fuwei transferred a portion of the third line equipment which valued at RMB20.26 million to Far Eastern Leasing for RMB20.0 million. As per the agreement, Far Eastern Leasing will make a payment of RMB20.0 million to Shandong Fuwei within 7 business days upon effective date of the agreement.

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

E. Taxation.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares, based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local or other tax laws.

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

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder”. If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder”. The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders of owning and disposing of our ordinary shares are described below under the heading “Non-U.S. Holders”.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our voting shares;
•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
•	persons whose functional currency is not the U.S. dollar;
•	controlled foreign corporations; or
•	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “Taxation on the Disposition of Ordinary Shares” below.

With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met.  Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although our ordinary shares are currently listed on and traded on the NASDAQ Global Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.

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

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of our assets and the nature of our income and our subsidiaries for our 2012 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2012 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2013) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of our ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed in the taxable year of the U.S. Holder in which or with which our taxable year ends. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares currently are listed and traded on the NASDAQ Global Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a market-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S federal income tax purposes should apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances fails to comply with applicable certification requirements.

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

Other Non-United States Taxation Treatment

The following discussion is a summary of certain anticipated PRC and Cayman Islands tax consequences of an investment in our ordinary shares. The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

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

Documents concerning the Company that are referred to in this document may also be inspected at our office, which is at No. 387 Dongming Road, Weifang Shandong 261061, People’s Republic of China.

I. Subsidiary Information.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 2.6%, 5.4% and 3.3% in 2012, 2011 and 2010 respectively.

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

The total use of the net proceeds during the two fiscal periods from 2007 to 2008 is as follows:

	Approximate	Approximate
	Allocation of Net	Percentage of Net
	Proceeds	Proceeds
Net proceeds from IPO	$29,938,129	100%
Investment in new production line equipment	16,140,417	53.9
Buildings and property for new production line	8,997,711	30.1
Sales and marketing	300,000	1.0
General corporate purpose, including working capital	4,500,000	15.0

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2012 due to the material weakness described below.

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

The Company’s independent auditor, Kabani & Company, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2012.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with review and audit fee for 2012 and 2011 was US$150,000 and US$145,000, respectively.

Audit-Related Fees

The audit related fee of Kabani including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2012 and 2011 amounted to US$3,017 and US$2,624, respectively.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Significant Differences in Corporate Governance Practices.

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

Item 16H. Mine Safety Disclosure

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010.

Consolidated Balance Sheets as of December 31, 2012 and 2011.

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Equity for the years ended December 31, 2012, 2011 and 2010.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

4.1	Form of Underwriting Agreement. (1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007(3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007(3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He(2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005(2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007(4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008(4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011(7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (11)

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (11)

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. (11)

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.
(7)	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed herewith.

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation

101.DEF*	XBRL Taxonomy Extension Definition

101.LAB*	XBRL Taxonomy Extension Labels

101.PRE*	XBRL Taxonomy Extension Presentation

* To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: April 11, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2012, 2011 and 2010, all expressed in Chinese Yuan (Renminbi or RMB), and US Dollar (USD) expressed only for the year ended December 31, 2012.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of RMB78,007,000 or USD12,521,000 as of December 31, 2012. As more fully described in Note 3(u) to the consolidated financial statements, the Company has incurred a net loss of RMB54,437,000 or USD8,738,000, and the Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3(u). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kabani & Company, Inc.

Certified Public Accountants

Los Angeles, California

April 11, 2013

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2012 and 2011

(amounts in thousands, except share and per share data)

	Notes	December 31, 2012		December 31, 2011
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		5,006	804	44,172
Restricted cash		21,457	3,444	102,212
Accounts and bills receivable, net	4	21,587	3,465	52,457
Inventories	5	34,291	5,504	41,774
Advance to suppliers	9	13,543	2,174	8,808
Prepayments and other receivables	6	26,174	4,201	31,172
Deferred tax assets - current	20	1,857	298	1,309
Total current assets		123,915	19,890	281,904

Plant, properties and equipment, net	7	233,335	37,453	277,119
Construction in progress	7	337,990	54,251	119,647
Lease prepayments, net	8	19,523	3,134	20,047
Advance to suppliers - long term, net	9	5,299	851	62,799
Goodwill	10	-	-	10,276
Long-term deposit	11	16,760	2,690	16,760
Other assets		262	42	-
Deferred tax assets - non current	20	10,466	1,680	1,622

Total assets		747,550	119,991	790,174

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	12	110,000	17,656	168,501
Accounts payables		28,796	4,622	19,317
Notes payable	13	38,299	6,147	-
Advance from customers		11,714	1,880	11,876
Accrued expenses and other payables	14	6,831	1,096	5,798
Obligations under capital leases-current	15	6,282	1,008	-
Total current liabilities		201,922	32,409	205,492

Obligations under capital leases	15	13,718	2,202
Long-term loan	12	10,000	1,605	10,000
Deferred tax liabilities	20	3,476	558	1,811

Total liabilities		229,116	36,774	217,303

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,138	13,323
Additional paid-in capital		311,907	50,065	311,907
Statutory reserve		37,441	6,010	37,441
Retained earnings		155,341	24,934	209,768
Accumulated other comprehensive income		1,222	198	1,230
Total shareholders’ equity		519,234	83,345	573,669
Non-controlling interest		(800)	(128)	(798)
Total equity		518,434	83,217	572,871
Total liabilities and equity		747,550	119,991	790,174

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2012, 2011 and 2010

(amounts in thousands, except share and per share data)

		The Year Ended December 31,
	Notes	2012		2011	2010
		RMB	US$	RMB	RMB
Net sales	16	372,866	59,849	537,645	501,458
Cost of sales	17,18	375,973	60,348	452,173	370,905

Gross (loss) margin		(3,107)	(499)	85,472	130,553

Operating expenses:
Selling expenses	17,18	18,212	2,923	19,930	21,642
Administrative expenses		32,389	5,199	34,806	49,281
Goodwill impairment	10	10,276	1,649	-	-
Total operating expenses		60,877	9,771	54,736	70,922

Operating (loss) income		(63,984)	(10,270)	30,736	59,630

Other income (expense):
- Interest income		1,022	164	2,612	544
- Interest expense	19	-	-	(10,227)	(8,846)
- Others income (expense), net		798	128	1,872	(575)
Total other income (expense)		1,820	292	(5,743)	(8,877)

(Loss) Income before provision for income taxes		(62,164)	(9,978)	24,993	50,754

Income tax benefit (expense)	20	7,727	1,240	(3,955)	(11,059)

Net (Loss) income		(54,437)	(8,738)	21,038	39,695

Net (Loss) income attributable to noncontrolling interests		(10)	(2)	(43)	(1,088)
Net income (loss) attributable to the Company		(54,427)	(8,736)	21,081	40,783

Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		8	1	39	18
- Foreign currency translation adjustments attributable to the Company		(8)	(1)	44	193

Comprehensive income (loss) attributable to non-controlling interest		(2)	(1)	(4)	(1,070)
Comprehensive (loss) income attribute to the Company		(54,435)	(8,737)	21,125	40,976

(Loss) Earnings per share, Basic and diluted	26	(4.17)	(0.67)	1.61	3.12
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2012, 2011 and 2010

(amounts in thousands, except share data)

	Ordinary Shares					Accumulated
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	other comprehensive income	Total shareholders' equity	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2009	13,062,500	13,323	311,907	29,338	156,006	993	511,567	276	511,843

Net income (loss)	-	-	-	-	40,783	-	40,783	(1,088)	39,695

Transfer to statutory reserve	-	-	-	5,857	(5857)	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	193	193	18	211

Balance as of December 31, 2010	13,062,500	13,323	311,907	35,195	190,933	1,186	552,544	(794)	551,750

Net income (loss)	-	-	-	-	21,081	-	21,081	(43)	21,038

Transfer to statutory reserve	-	-	-	2,246	(2,246)	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	44	44	39	83
Balance as of December 31, 2011	13,062,500	13,323	311,907	37,441	209,768	1,230	573,669	(798)	572,871

Net income (loss)	-	-	-	-	(54,427)	-	(54,427)	(10)	(54,437)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(8)	(8)	8	-
Balance as of December 31, 2012	13,062,500	13,323	311,907	37,441	155,341	1,222	519,234	(800)	518,434
Balance as of December 31, 2012 US$	13,062,500	2,138	50,065	6,010	24,934	198	83,345	(128)	83,217

See accompanying notes to the consolidated financial statements.

 FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2011 and 2010

	The Years Ended December 31,
	2012		2011	2010
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net (loss) income	(54,437)	(8,738)	21,038	39,695
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
- Loss on disposal of property, plant and equipment	10	2	-	-
- Loss on goodwill impairment	10,276	1,649	-	-
- Depreciation of property, plant and equipment	48,709	7,818	43,783	36,731
- Amortization of intangible assets	524	84	454	454
- Deferred income taxes	(7,727)	(1,240)	165	5,231
- Bad debt (recovery) expense	1,026	165	(354)	(266)
- Inventory provision	-	-	3,533	-
Changes in operating assets and liabilities
- Accounts and bills receivable	31,460	5,050	(26,620)	3,404
- Inventories	7,483	1,201	7,270	(7,538)
- Advance to suppliers	(6,351)	(1,019)	2,167	(7,018)
- Prepaid expenses and other current assets	29,192	4,686	(30,180)	523
- Accounts payable	9,579	1,538	5,021	(11,581)
- Accrued expenses and other payables	789	127	(7,185)	8,341
- Advance from customers	(162)	(26)	(25,415)	24,683
- Tax payable	(23,920)	(3,839)	(7,695)	5,917

Net cash provided by (used in) operating activities	46,451	7,458	(14,018)	98,575

Cash flow from investing activities
Purchases of property, plant and equipment	(5,285)	(848)	(35,943)	(2,951)
Restricted cash related to trade finance	80,752	12,962	(100,915)	11,217
Advanced to suppliers - non current	57,500	9,229	(273)	(420)
Amount change in construction in progress	(207,432)	(33,295)	17,806	39,926
Interest capitalization related to CIP	(11,174)	(1,794)	-	-
Amount decrease in deposit	-	-	-	4,240
Proceeds from sale of property, plant and equipment	250	40	-	-

Net cash (used in) provided by investing activities	(85,389)	(13,706)	(119,325)	52,012

Cash flow from financing activities
Principal payments of short-term bank loans	(168,501)	(27,046)	(142,000)	(11,179)
Proceeds from short-term bank loans	110,000	17,656	148,501	5,000
Change in notes payable	38,299	6,147	-	-
Proceeds from sale-leaseback equipment	20,000	3,210	-	-

Net cash (used in) provided by financing activities	(202)	(33)	6,501	(6,179)

Effect of foreign exchange rate changes	(26)	67	(213)	16

Net (decrease) increase in cash and cash equivalent	(39,166)	(6,214)	(127,055)	144,424

Cash and cash equivalent
At beginning of period/year	44,172	7,018	171,227	26,804
At end of period/year	5,006	804	44,172	171,227

SUPPLEMENTARY DISCLOSURE:
Interest paid	11,174	1,794	10,227	8,846
Income tax paid	-	-	9,654	3,658

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	6,003	964	1,730	-
Obligations for acquired equipment under capital lease:	20,000	3,210	-	-

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

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

On May 9 and 17, 2011, the Company received two notifications from the Weifang State-Owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-Owned Asset Management and Supervision Committee (the “Administration Company”), regarding the transfer of the Company stock previously controlled by the Company’s major shareholders. As a result of the transfer, and based on information provided by the Administration Company, the Company believes that 65.45% of its outstanding ordinary shares are controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies, Mr. Zheng Min.

(2) Basis of Presentation

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used in the preparation of the books of account of Shandong Fuwei, the Company’s principal subsidiary, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with U.S. GAAP.

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

For the convenience of the readers, the 2012 RMB amounts included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.2301, being the noon buy rate for U.S. dollars in effect on December 31, 2012 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2012, or at any other date.

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

(c) Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

As of December 31, 2012 and 2011, there were cash and cash equivalents of RMB5,006 (US$804) and RMB44,172, respectively.

As of December 31, 2012 and 2011, there were restricted cash of RMB21,457 (US$3,444) and RMB102,212, respectively, as deposit in bank for letters of credit and banker’s acceptance bill as well as a frozen amount up to RMB770 related to a lawsuit.

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

(e) Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

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

Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciations for the years ended December 31, 2012, 2011 and 2010 were RMB48,709 (US$7,818), RMB43,783 and RMB36,731 respectively, of which 86.1%, 84.6% and 90.1% was recorded in cost of goods sold and 13.9%, 15.4% and 9.9% was recorded in administrative and selling expenses, respectively.

Construction in progress represented capital expenditure in respect of the BOPET productions line. No depreciation is provided in respect of construction in progress.

(g) Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

(h) Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

(i) Intangible Assets

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

(j) Goodwill

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

(k) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. No impairment was determined to exist as of December 31, 2012 and 2011.

(l) Revenue Recognition

Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is initially identified by customer, and the customer notifies the Group about the situation. After receiving the Group’s permission, the non-conforming product may be returned for replacement or refund. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

(m) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB9,617 (US$1,544), RMB10,159 and RMB8,058 for the year ended December 31, 2012, 2011 and 2010 and such costs were recorded in administrative expenses.

(n) Income Taxes

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

(p) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

(q) Noncontrolling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to noncontrolling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to noncontrolling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related noncontrolling interest continues to be attributed its share of losses even if that attribution results in a deficit of the noncontrolling interest balance.

(r) Segment Reporting

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

(s) Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As of December 31, 2012 and 2011, the balance of predicted liability was RMB830 (US$133) and RMB0, respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

(t) Reclassification

Certain reclassifications have been made to the fiscal year 2012 and 2011 consolidated financial statements to conform to the fiscal 2012 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(u) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of December 31, 2012, the Company had a working capital deficiency of RMB78,007 (US$12,521) and accumulated deficit of RMB54,437 (US$8,738) from net losses incurred during the year of 2012. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

(v) Recently Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, which amends how companies test for impairment of indefinite-lived intangible assets. The new guidance permits a company to assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the annual impairment test. The ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements.

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2012		December 31, 2011
	RMB	US$	RMB
Accounts receivable	11,943	1,917	16,213
Less: Allowance for doubtful accounts	(1,196)	(192)	(1,785)
	10,747	1,725	14,428

Bills receivable	10,840	1,740	38,029
	21,587	3,465	52,457

An analysis of the allowance for doubtful accounts for 2012, 2011 and 2010 is as follows:

	December 31, 2012		December 31, 2011	December 31, 2010
	RMB	US$	RMB	RMB
Balance at beginning of year	1,785	287	2,140	2,259
Bad debt (recovery) expense	(589)	(95)	(355)	(119)
Write-offs	-	-	-	-

Balance at end of year	1,196	192	1,785	2,140

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31,2012		December 31,2011
	RMB	US$	RMB
Raw materials	19,081	3,063	16,174
Work-in-progress	3,095	497	2,727
Finished goods	17,507	2,810	28,150
Consumables and spare parts	719	115	834
Allowance for obsolescence	(6,111)	(981)	(6,111)
	34,291	5,504	41,774

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31,2012		December 31,2011
	RMB	US$	RMB
Prepayments	627	100	842
Other receivables	25,547	4,101	30,330
	26,174	4,201	31,172

 (7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2012		December 31,2011
	RMB	US$	RMB
Buildings	46,280	7,428	45,339
Plant and equipment	453,518	72,795	450,442
Computer equipment	2,056	330	2,170
Furniture and fixtures	9,027	1,449	8,247
Motor vehicles	2,094	336	2,358
	512,975	82,338	508,556
Less: accumulated depreciation	(279,640)	(44,885)	(231,437)
	233,335	37,453	277,119

All of the Group’s buildings are located in the PRC. As of December 31, 2012 and 2011, property, plant and equipment plus land use rights with carrying value totaling RMB231,501 (US$37,158) and RMB275,373 respectively were pledged to banks as collateral for short-term bank loans and credit limits (see Notes 12).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Interest expense amounting to RMB11,174 (US$1,794) was capitalized to increase carrying value of the third line project in 2012. There was no interest capitalization during the years ended December 31, 2011 and 2010, respectively.

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31,2012		December 31,2011
	RMB	US$	RMB
Non-current portion	19,523	3,134	20,047
Current portion - amount charged to expense next year	454	73	454
	19,977	3,207	20,501

As of December 31, 2012, total prepaid land use rights were pledged to banks as collateral for short-term bank loans and credit limit in bank (see Note 12).

Land use rights amortization for the year ended December 31, 2012, 2011 and 2010 were RMB454 (US$73), RMB454 and RMB454, respectively.

As of December 31, 2012, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB19,977 (US$3,207). The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(9) Advance to suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 12, 2012 and 2011, the current portion of advance to suppliers was RMB13,543 (US$2,174) and RMB8,808, respectively. The noncurrent portion of advance to suppliers was RMB5,299 (US$851) and RMB62,799, net of allowance for bad debts of RMB1,616 (US$259) and RMB 0, respectively, as of December 31, 2012 and 2011.

(10) Goodwill

Goodwill was generated from our acquisition of Shandong Fuwei in October 2004, which is not deductible for tax purposes but attributable to the development potential of business acquired. We test goodwill for impairment annually on December 31 using an income approach to measure implied fair value of goodwill. Due to the deterioration in market conditions resulting in decreased average selling prices of our BOPET products, which was primarily experienced in 2012, our total revenue and gross margin severely decreased. We performed a two-step goodwill impairment test as of December 31, 2012. The first step compared the fair value of Shandong Fuwei, one of our reporting units, to its carrying amount, including goodwill. Since the result of the first step indicated that there would be impairment, the second step was performed by comparing the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill, which applied a discounted cash flow approach. Base on the impairment test result, we fully impaired the goodwill of RMB10,276 (US$1,649) in 2012. No impairment of goodwill was recorded in 2011. As of December 31, 2012 and 2011, goodwill was RMB0 (US$0) and RMB10,276, respectively.

(11) Long-term Deposit

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000 (US$6,236).

According to the LOI, Shandong Fuwei deposited RMB 26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as the prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the year 2010, the Company impaired the deposit amount by RMB4,240 (US$681). The impairment was determined based on an independent appraisal study.

On July 14, 2009, Shandong Fuwei and Joyinn signed “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” which extends the duration of former agreement to two (2) years that is, Fuwei has the option right to determine to continue or withdraw the investment prior to January 14, 2010, the expiration date of the agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction is subject to the approval of the authority body of both parties.

On March 9, 2012, Shandong Fuwei and the Pledger agreed that prior to the approval of the foregoing share transfer, all the related agreements and share pledge terms and conditions will remain in full force and effect.

The Pledger’s percentage of Joyinn was transferred to Weifang State-Owned Assets Operation Administration Company (the “Administration Company”) according to the court order. On December 10, 2012, Shandong Fuwei entered into a Share Pledge Agreement with the major shareholder of Joyinn – the Administration Company, in which the Administration Company agreed all the terms and conditions in LOI and its Supplementary Agreement. The Administration Company, as the new Pledger, agreed to increase the pledged interest by 16.8% to 87.8%.

As of December 31, 2012 and 2011 the total amount of the deposit was RMB16,760 (US$2,690) and RMB16,760, respectively.

(12) Short-term and Long-term Bank Loans

	Interest rate	December 31,2012		December 31,2011
Lender	per annum	RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- May 25, 2011 to May 7, 2012	7.87%	-	-	30,000
- May 25, 2011 to May 14, 2012	7.87%	-	-	35,000
- May 25, 2011 to May 21, 2012	7.87%	-	-	35,000
- May 30, 2011 to April 17, 2012	7.87%	-	-	30,000
- April 26, 2011 to April 25, 2012	4.27%	-	-	18,501
- May 11, 2012 to May 7, 2013	7.87%	10,000	1,605	-
- May 8, 2012 to April 5, 2013	7.87%	30,000	4,815	-
- May 9, 2012 to April 15, 2013	7.87%	35,000	5,618	-
- May 9, 2012 to April 26, 2013	7.87%	35,000	5,618	-

Bank of Weifang
- January 16, 2009 to January 12, 2012	0.00%	-	-	10,000
- January 13, 2010 to January 12, 2012	0.00%	-	-	10,000

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.35%	10,000	1,605	10,000
		120,000	19,261	178,501
Less: amounts classified as short-term		(110,000)	(17,656)	(168,501)
		10,000	1,605	10,000

Notes:

The Company has entered into five loan agreements with commercial banks to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2012 and 2011 was 7.66% and 5.77% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

The Company obtained five short-term loans from Bank of Communications Co., Ltd. on May 8, 2012, May 9, 2012 and May 11, 2012, for a total amount of RMB120,000 (US$19,261), including: (i) RMB30,000 (US$4,815) on May 8, 2012, maturing on April 5, 2013; (ii) two bank loans each for the amount of RMB35,000 (US$5,618) on May 9, 2012, maturing on April 15, 2013 and April 26, 2013, respectively; and (iii) two bank loans each for the amount of RMB10,000 (US$1,605) on May 11, 2012, maturing on December 26, 2012 and May 7, 2013, respectively. The annual interest rate of the new bank loans has increased by 20% compared with the benchmark interest rate announced by the People’s Bank of China on the date when the loan was credited to our bank account. As of December 31, 2012, the new loan annual interest rate is 7.87%. We made two payments, each for the amount of RMB30,000 (US$4,815) and one payment of RMB18,501 (US$2,970) to Bank of Communications Co., Ltd. in April 2012. We paid off three short-term loans to Bank of Communications Co., Ltd. in May 2012, each for the amount of RMB30,000 (US$4,815), RMB35,000 (US$5,618) and RMB35,000 (US$5,618), respectively. We made a payment of RMB10,000 (US$1,605) to Bank of Communications Co., Ltd. in December 2012. As of December 31, 2012 and 2011, the balance of short-term loans was RMB110,000 (US$17,656) and RMB168,501, respectively.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,605) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$538) per year with the remaining principal balance of RMB3,300 (US$530) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2012 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31,2012		December 31,2011	December 31,2010
Secured by:	RMB	US$	RMB	RMB
Property plant and equipment, Land use right	110,000	17,656	150,000	162,000
Bills receivable	-	-	-	-
Guarantee company	10,000	1,605	10,000	10,000
Restricted cash	-	-	18,501	-
	120,000	19,261	178,501	172,000

Long-term bank loans maturity for the next five years after December 31, 2012 are as follows:

	RMB	US$
Fiscal 2013	-	-
Fiscal 2014	-	-
Fiscal 2015	3,350	538
Fiscal 2016	3,350	538
Fiscal 2017	3,300	530

(13) Notes Payable

As of December 31, 2012, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB38,299 (US$6,147) for payment in connection with raw materials on a total deposits of RMB19,146 (US$2,592) at SPD Bank.

Notes payable consisted of the following:

Issuing bank	December 31, 2012		December 31, 2011
	RMB	US$	RMB
SPD Bank	38,299	6,147	-
	38,299	6,147	-

(14) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2012		December 31,2011
	RMB	US$	RMB
Other payables	6,001	963	5,798
Predicted liability	830	133	-
	6,831	1,096	5,798

As of December 31, 2012 and 2011, the balance of predicted liability was RMB830 (US$133) and RMB0, respectively, which was estimated liability related to our defective products.

(15) Obligations under capital leases

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The lease has terms of 3 years expiring by the end of December, 2015. As of December 31, 2012, future payments under these capital leases are as follows:

	December 31,2012						December 31,2011
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	6,282	1,008	7,287	1,170	1,005	161	-	-	-
After 1 year but within 2 years	6,637	1,065	7,333	1,177	696	112	-	-	-
After 2 years but within 3 years	7,081	1,137	7,332	1,177	251	40	-	-	-
After 3 years	-	-	-		-		-	-	-
	20,000	3,210	21,952	3,524	1,952	313	-	-	-

Less: balance due within one year classified as current liabilities	(6,282)	(1,008)					-
	13,718	2,202					-

Details of obligations under capital leases are as follows:

	December 31,2012	December 31,2011
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum as of December 31, 2012	20,000	-

	20,000	-

Guarantee deposit of RMB640 (US$103) over the capital leased assets concerned and relevant insurance policies were provided to the lessors as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations are secured by four related parties (see Notes 21).

(16) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2012, net revenues were RMB372,866 (US$59,849), compared to RMB537,645 during the same period in 2011, representing a decrease of RMB164,779 or 30.6%, mainly due to the reduction of average sales price by 30.6% and total sales volumes by 0.7%. For further analysis of the factors causing revenue decrease, the reduction of average sales price caused a decrease of RMB160,782 and sales volume factor made a decrease of RMB3,997.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2012		December 31, 2011	December 31, 2010
	RMB	US$	RMB	RMB
Sales in China	302,290	48,521	392,195	397,781
Sales in other countries (principally Europe, Asia and North America)	70,576	11,328	145,450	103,677

	372,866	59,849	537,645	501,458

Overseas sales were RMB70,576 (US$11,328,) or 18.9% of total revenues, compared with RMB145,450 or 27.1% of total revenues in 2011. The decrease in overseas sales was mainly due to the slow increase in demand from international market and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to decrease in orders from the overseas market and the large decrease of the sales prices compared to the same period of 2011.

The Company’s revenue by significant types of films for 2012, 2011 and 2010 was as follows:

	December 31,2012			December 31,2011		December 31,2010
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	202,029	32,428	54.2%	293,768	54.6%	282,033	56.2%
Printing film	42,449	6,814	11.4%	55,218	10.3%	76,720	15.3%
Metallized film	18,886	3,031	5.1%	28,205	5.3%	28,108	5.6%
Specialty film	92,536	14,853	24.8%	140,491	26.1%	87,956	17.5%
Base film for other applications	16,966	2,723	4.5%	19,963	3.7%	26,641	5.4%
	372,866	59,849	100.0%	537,645	100.0%	501,458	100.0%

In 2012, sales of specialty films were RMB92,536 (US$14,853) and 24.8% of our total revenues as compared to RMB140,491 and 26.1% in 2011, which was a decrease of RMB47,955, or 34.1%, as compared to the same period in 2011. The decrease was largely attributable to the decrease in demand and sales prices for films in electronics and high-end packaging.

 (17) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31,2012		December 31,2011	December 31,2010
	RMB	US$	RMB	RMB
Cost of goods sold	41,918	6,728	36,988	33,154
Selling expenses	59	9	53	51
Administrative expenses	6,732	1,081	6,742	3,526
		-
	48,709	7,818	43,783	36,731

(18) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2012, 2011 and 2010, freight costs included in cost of goods sold were RMB2,527 (US$406), RMB2,147 and RMB1,985, respectively, and RMB10,534 (US$1,691), RMB9,771 and RMB10,186, respectively, were included in selling expenses.

(19) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2012, 2011 and 2010:

	December 31,2012		December 31,2011	December 31,2010
	RMB	US$	RMB	RMB
Interest cost capitalized	11,174	1,793	-	-
Interest cost charged to expense	-	-	10,227	8,846
	11,174	1,793	10,227	8,846

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

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2012, 2011 and 2010, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

	2012		2011	2010
	RMB	US$	RMB	RMB
Net income	-	-	(2,499)	(5,075)
Earnings per share
- Basic	-	-	(0.19)	(0.39)
- Diluted	-	-	(0.19)	(0.39)

The Group had minimal operations in jurisdictions other than the PRC. Net income (loss) before income taxes consists of:

	2012		2011	2010
	RMB	US$	RMB	RMB
Cayman Islands	(2,482)	(398)	(2,183)	(14,423)
British Virgin Islands	(3)	(1)	(2)	(2)
PRC	(59,655)	(9,575)	27,285	67,900
U.S.A	(25)	(4)	(107)	(2,721)
	(62,164)	(9,978)	24,993	50,754

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. Accordingly, the deferred taxes as of December 31, 2012 have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2010	(8,427)	(2,632)	(11,059)

Year ended December 31, 2011	(3,790)	(165)	(3,955)

Year ended December 31, 2012	-	7,727	7,727
Year ended December 31, 2012 (US$)	-	1,240	1,240

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2012, 2011 and 2010 for the following reasons:

	2012		2011	2010
	RMB	US$	RMB	RMB
Income (loss) before income taxes	(62,164)	(9,978)	24,993	50,754

Computed “expected” tax expense	-	-	(6,604)	(13,275)
Non-deductible expenses	-	-	(767)	4,425
Non-taxable income	-	-	940	(1,965)
Tax holiday	-	-	2,641	8,850
Tax effect of deferred tax and tax rates differential	7,727	1,240	(165)	(9,094)

Actual income tax benefit (expense)	7,727	1,240	(3,955)	(11,059)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2012 and 2011 are presented below.

	December 31,2012		December 31,2011
	RMB	US$	RMB
Current
Accounts receivable	179	29	268
Other receivables	636	102	-
Inventory impairment	917	147	917
Estimated Loss due to Product Warranty	125	20	124
	1,857	298	1,309
Non-current
Property, plant and equipment, principally due to differences in depreciation	1,481	238	1,622
Construction in progress, principally due to capitalized interest	(3,093)	(497)	(1,417)
Lease prepayments, principally due to differences in charges	(383)	(61)	(394)
Allowance for advanced to supplier-long term	242	39	-
Net loss carryforward	8,743	1,403	-
	6,990	1,122	(189)
Net deferred income tax assets	8,847	1,420	1,120

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Considering the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

(21) Related Party Transactions

Name of party	Relationship

Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Weifang State-Owned Assets Operation Administration Company (the “Administration Company”)	Shareholder of the Company (65.45%)

Everise Investment Management Co., Ltd.	Owned by the Management of the Company

Beijing Shiweitong Technology Development Co., Ltd.	Subsidiary of Weifang State-Owned Assets Operation Administration Company

Joyinn Hotel Investment & Management Co., Ltd.	Subsidiary of Weifang State-Owned Assets Operation Administration Company

As of December 31, 2012, the balance due from Joyinn Hotel Investment & Management Co., Ltd. was RMB21,000 (US$3,371). The background of the long term deposit is disclosed in Notes 11.

Obligations under sale-leaseback transaction amounting to RMB20,000 (US$3,210) were guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively.

(22) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB949(US$152), RMB1,003 and RMB1,057 for the year ended December 31, 2012, 2011 and 2010 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2012.

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

(24) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2012, 2011 and 2010.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2012 and 2011.

Percentage of accounts receivable outstanding (%)
December 31, 2012
Eternal Electronic Material (Guangzhou) Co., Ltd.	29.5%
Kurz Production (M) SDN BHD MY	11.7%
Celplast Metallized Products Limited	10.6%
Leonhard Kurz Stiftung & Co. KG	10.4%

Percentage of accounts receivable outstanding (%)
December 31, 2011
Eternal Electronic Material (Guangzhou) Co., Ltd.	24.4%
Eternal Photoelectronic Materials (Guangzhou) Co., Ltd.	12.6%
Celplast Metallized Products Limited	11.9%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2012, 2011 and 2010. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied10% or more of our raw materials for each of the year ended December 31, 2012, 2011 and 2010:

		Percentage of total purchases (%)
Supplier	Item	2012	2011	2010
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	36.4	43.8	42.4
Mahongany Joy Investment Ltd	PET resin	9.5	11.1	11.1
Jiangyin Huaxing Compound Co., Ltd.	PET resin	16.5	11.1	11.6

Note: To our knowledge, Mahogany Joy Investments and Jiangying Huaxing Compound are related companies.

(25) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2012 are as follows:

	December 31, 2012
	RMB	US$
Operating lease commitments	355	$57

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2012, 2011 and 2010, total rental expenses for non-cancelable operating leases were RMB383 (US$61), RMB606 and RMB728, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2012 were RMB23,816 (US$3,823).

(c) Outstanding bills receivable discounted

As of December 31, 2012, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal Proceedings

Shandong Fuwei is currently a party to three legal proceedings in China. From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business.

On June 20, 2012, Shandong Fuwei (the “Plaintiff”) filed a lawsuit against one of its clients (the “Defendant”) in China over the execution of the Procurement Contract between them in Weifang Kuiwen District People’s Court. The first verdict of the lawsuit was announced on October 15, 2012, according to which, the Defendant was determined to pay the Plaintiff an amount of RMB686,190.4 and its interest (for a term from June 20, 2012 to the issuance date of the verdict based on the loan interest rate of the People’s Bank of China) as the costs of procurement of goods. The Defendant then filed an appeal in Weifang Intermediate People’s Court which was heard on March 5, 2013 and the Court has not announced the verdict yet.

On July 9, 2012, the client filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Beijing Daxing District People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was then dismissed on January 23, 2013 and the lawsuit will be heard by Beijing Daxing District People’s Court with a claim at RMB953,113 and its interest.

On October 29, 2012, another client of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhejiang Haining People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Zhejiang Haining People’s Court sustained the objection and decided that the lawsuit be heard by Weifang High-Tech District People’s Court. The Plaintiff filed an appeal against the judgment in Zhejiang Jiaxing People’s Court, The appeal was then dismissed and the plaintiff withdrew its charges against Shandong Fuwei on March 5, 2013. Soon afterwards, on March 20, 2013, the court unfroze an amount of RMB770,000 of Shandong Fuwei’s savings, which had been frozen during the hearing of the lawsuit.

(26) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2012, 2011 and 2010 have been calculated as follows:

	2012		2011	2010
	RMB	US$	RMB	RMB
Net income (loss) available to ordinary shareholders	(54,427)	(8,736)	21,081	40,783

Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Basic and diluted earnings (loss) per share	(4.17)	(0.67)	1.61	3.12

(27) Fuwei Films (Holdings) Co., Ltd. (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2012, an aggregate amount of RMB37,441 (US$6,010) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2012, the amount of restricted net assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 54% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2012 and 2011

	2012		2011
	RMB	US$	RMB

Cash and cash equivalents	65	10	121
Other current assets	271,006	43,499	272,537
Investments in subsidiaries	378	61	381

Total assets	271,450	43,571	273,039

Current liabilities	51,842	8,321	49,693
Total shareholders’ equity	219,608	35,250	223,346

Total liabilities and shareholders’ equity	271,450	43,571	273,039

Condensed unaudited Statements of Operations (For the years ended December 31, 2012, 2011 and 2010)

	2012		2011	2010
	RMB	US$	RMB	RMB

Interest income (expenses)	(13)	(2)	(18)	(12)
General and administrative expenses	(2,468)	(396)	(3,281)	(14,411)
Other income	-	-	1,116	-
Loss before equity in undistributed earnings of subsidiaries	(2,482)	(398)	(2,183)	(14,423)
Equity in earnings of subsidiaries	(51,956)	(8,339)	22,515	58,478

Net income	(54,437)	(8,738)	20,332	44,055

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2012, 2011 and 2010)

	2012		2011	2010
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	(54,437)	(8,738)	20,332	44,055
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	51,956	8,339	(22,515)	(58,478)
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	61	10	(7,277)	6,139

Net cash provided by operating activities	(2,420)	(389)	(9,460)	(8,284)

Cash flow from financing activities

Payments to related parties	2,365	380	9,493	8,321
Proceeds from related parties	-	-	-	(10)

Effect of exchange	(1)	-	(4)	38

Net cash provided by (used in) financing activities	2,364	380	9,489	8,348

Net increase (decrease) in cash	(56)	(9)	29	64
Cash:
At beginning of year	121	19	92	28
At end of year	65	10	121	92

(28) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2012	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	91,011	14,452	92,424	14,548	88,761	14,123	100,670	16,159	372,866	59,849
Gross profit	(3,026)	(480)	1,881	296	866	138	(2,828)	(454)	(3,107)	(499)
Net income	(15,128)	(2,403)	(11,916)	(1,875)	(14,856)	(2,364)	(12,527)	(2,009)	(54,427)	(8,736)
Basic and diluted earnings per share	(1.16)	(0.18)	(0.91)	(0.14)	(1.14)	(0.18)	(0.96)	(0.15)	(4.17)	(0.67)

