Form 20-F/A
period 2012-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2013-04-23
CIK 1381074

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

☐ Yes   ☒   No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 11, 2013 (the "2012 Form 20-F"), is being filed solely for the purposes of adding Exhibit 101 to Item 19 "Exhibits" and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2012 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

PART III.

Item 19. Exhibits.

Exhibit Number	Description of Document

101.INS*	XBRL Instance
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation
101.DEF*	XBRL Taxonomy Extension Definition
101.LAB*	XBRL Taxonomy Extension Labels
101.PRE*	XBRL Taxonomy Extension Presentation

* Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section II or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: April 23, 2013