Form 20-F
period 2013-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2014-04-11
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Yong Jiang

Tel: +86133 615 59266

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

As of December 31, 2013, there were 13,062,500 ordinary shares outstanding.

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

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties and assumptions include, among other things:

•	competition in the BOPET film industry;
•	growth of, and risks inherent in, the BOPET film industry in China;
•	unpredictable impact on the company’s revenue by price movements of crude oil in recent years;
•	uncertainty in our export due to trade protectionism around the world;
•	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;
•	uncertainty in our ability to develop and manufacture high value-added products for the new production line (thick film) to win in the competition;
•	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;
•	risks associated with possible defects and errors in our products;
•	uncertainty as to our ability to protect and enforce our intellectual property rights;
•	uncertainty as to our ability to attract and retain qualified executives and personnel;
•	uncertainty as to our ability to attract and retain experienced financial reporting staff familiar with U.S. GAAP;
•	uncertainty in acquiring raw materials on time and on acceptable terms;
•	adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government;
•	adverse effect on our business caused by the uncertainty in economic recovery of major developed countries; and
•	adverse effect on our business caused by extreme climate changes.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

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

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB6.0537on December 31, 2013.

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

	Average	High	Low	Period-end

2009(1)	6.8311	6.8368	6.8242	6.8270
2010(1)	6.7788	6.8336	6.5820	6.6118
2011(1)	6.4630	6.6364	6.2939	6.2939
2012(1)	6.3088	6.3879	6.2221	6.2301
2013(1)	6.1478	6.2438	6.0537	6.0537
November 2013(2)	6.0929	6.0993	6.0903	6.0922
December 2013(2)	6.0738	6.0927	6.0537	6.0537
January 2014(2)	6.0509	6.0600	6.0402	6.0590
February 2014(2)	6.0816	6.1448	6.0591	6.1448
March 2014(2)	6.1729	6.2273	6.1183	6.2164
April 2014(2) (3)	6.2085	6.2118	6.2064	6.2118

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
(2)	Monthly average is calculated by averaging the daily rates during the relevant period.
(3)	As of April 4, 2014, the exchange rate was 6.2188.

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

The following selected historical statement of income data for the years ended December 31, 2013, 2012 and 2011 and the selected historical balance sheet data as of December 31, 2013 and 2012 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2010 and 2009, and the selected historical balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2013		2012	2011	2010	2009
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	304,950	50,374	372,866	537,645	501,458	320,731
Gross (loss) profit	(15,425)	(2,548)	(3,107)	85,472	130,553	24,612

Operating (loss) income	(64,394)	(10,637)	(63,984)	30,736	59,630	(16,547)
Interest expense	(10,094)	(1,667)	-	(10,227)	(8,846)	(6,540)

(Loss) Income before income taxes	(68,959)	(11,391)	(62,164)	24,993	50,754	(23,024)

Net (loss) income attributable to the Company	(58,971)	(9,741)	(54,427)	21,081	40,783	(18,963)
(Loss) Earnings per share
Basic	(4.51)	(0.74)	(4.17)	1.61	3.12	(1.45)
Diluted	(4.51)	(0.74)	(4.17)	1.61	3.12	(1.45)
Weighted average number ordinary shares, Basic and diluted
Basic	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500
Diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

	Year Ended
	December 31,
	2013		2012	2011	2010	2009
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	11,578	1,913	5,006	44,172	171,227	26,804
Accounts and bills receivable, net	8,373	1,383	21,587	52,457	25,482	28,785
Inventories	38,454	6,352	34,291	41,774	52,577	45,039
Total current assets	134,613	22,237	123,915	281,904	263,458	119,282
Property, plant and equipment, net	524,777	86,687	233,335	277,119	284,891	318,600
Total assets	732,047	120,926	747,550	790,174	798,152	735,509
Short-term bank loans	105,000	17,345	110,000	168,501	142,000	153,179
Total current liabilities	250,200	41,329	201,922	205,492	214,580	198,666
Total shareholders’ equity	460,307	76,038	519,234	573,669	552,544	511,567

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2010, 2011, 2012 and 2013 due to its status as a High-and-New Tech Enterprise since December 2009. If Shandong Fuwei was no longer designated as such, it would have been subject to a standard enterprise income tax at a rate of 25%. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2013, 2012, 2011, 2010, and 2009:

	Year Ended December 31,
(In thousands, except per share data)	2013		2012	2011	2010	2009
	RMB	US$	RMB	RMB	RMB	RMB

Net income	-	-	-	(2,499)	(5,075)	-

Earnings per share
- basic	-	-	-	(0.19)	(0.39)	-
- diluted	-	-	-	(0.19)	(0.39)	-

The 2013 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB6.0537, which was the noon buying rate for U.S. dollars in effect on December 31, 2013 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2013, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2013, this change in policy resulted in an approximately 25.36% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. Although the Company generates its revenue in the PRC in Renminbi which has become more valuable in U.S. dollars, the Company’s overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

The total cost of raw materials made up approximately 71.4%, 73.0% and 78.3% of our production cost in 2013, 2012 and 2011, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 86.7% and 13.3% of our total cost of raw materials in the past three years on average.

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

In 2014, it is expected that there will be a continued capacity expansion within China, and we may not be able to pass on the increase in costs of raw materials to our customers on a timely basis, which may have an adverse impact on the results of our operations. Our ability to hedge against these fluctuations by either entering into long-term supply contracts or offsetting our exposure to these commodity price variations has been significantly limited. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in substantial increase in production of BOPET films from 2011 to 2013. As a result, the market supply in 2014 will increase more than demand. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

In addition, China has gradually lowered import tariffs after its entry into the World Trade Organization in December 2001. Aiming at the huge market for high value-added films in China, manufacturers from developed countries, including Japan and South Korea started investing in China and some of these facilities had been put into production. This may lead to increased competition from foreign companies in our industry, some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential would be adversely affected.

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

Our success to date has been largely attributable to the contributions of key management and experienced personnel, with whom we have entered into service agreements. The loss of their services might impede the achievements of our strategies and development objectives and might damage the close business relationship we currently enjoy with some of our major customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Except for Mr. Xiaoan He, we do not currently maintain any other life insurance for our directors or officers. Our future success will also depend on our continued ability to attract and retain highly motivated and qualified personnel. The rapid growth of the economy in China has caused intense competition to attract and retain qualified personnel. Considering deficiency in legal environment in China, we cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

If our R&D team cannot effectively develop new products, promote the market process, or we are unable to afford to continue to maintain this team or are not able to hire eligible and talented personnel, our ability to research and development, operation results and market competitiveness may be adversely affected.

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

The total investment of the new production line is estimated to be US$51 million. We have commenced the R&D of the high value-added products (such as films for TFT-LCD screens) to be manufactured by this line, however, we are uncertain as to whether the products can be developed as scheduled or recognized by customers.

The new production line has been approved to produce common thick films ranging from thickness of 38μm to 250μm, however, it is difficult to anticipate when the new production line can develop high-value-added films. In addition, the sales prices of our commodity thick films are far less than our costs due to more supply than demand in such a tough market. As a result, the new production line may not be profitable in the short term and may be faced with more loss.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US $1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2013, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2013, Neoluck Group had paid US$320,000 and still had US$130,000 outstanding to DMT.

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

Our total short-term loan as of December 31, 2013 was RMB105.0 million (US$17.3 million), which excludes RMB10.0 million (US$1.7 million) of long-term loans. We have pledged property, plant and equipment and lease prepayments as security for indebtedness of RMB 105.0 million (US$17.3 million) of bank loans and credit line amounting to RMB50.0 million (US$8.3 million) granted by SPD bank. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

As of December 31, 2013, we have received 21 patents from, and have 12 patent applications pending with the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

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

We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

•	departure of any of our management member(s) or employee(s) in possession of our confidential proprietary information;
•	breach by such resigned management member(s) or employee(s) of his or her confidentiality and non-disclosure undertaking to us;
•	expiration of the protection period of our registered patents or trademarks;
•	infringement by others of our proprietary technology and intellectual property rights; or
•	refusal by relevant regulatory authorities to approve our patent or trademark applications.

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

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to existing shareholders’ return. Additional debt financing may be required which, if obtained, may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;
•	increase our vulnerability to general adverse economic and industry conditions;
•	limit our ability to pursue our growth plan;
•	require us to dedicate a substantial portion of our cash flow from operations to payment for our debt, thereby reducing availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and/or
•	not assure that we will be able to obtain the additional financing on terms that are acceptable to us, if at all.

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

On January 23, 2010, the US Department of Commerce (“USDOC”) began a first round annual review of Chinese BOPET exporters. Fuwei received the lowest anti-dumping duty (ADD) rate of 30.91% in this administrative review conducted by the USDOC, while the ADD rate of other four Chinese companies reviewed by the USDOC is more than 36.93%. In accordance with relevant laws and regulations in the US, the ADD rate of final results will retroactively apply to those US companies which imported Chinese-exported BOPET films, including Fuwei Films USA, LLC, during the period of first review, so these US importers are obligated to pay a supplementary antidumping duty at this ADD rate. In March 2011, we submitted comments to the USDOC regarding perceived ministerial errors made in calculating the ADD applicable to us. As a result of a Court challenge brought by Fuwei, in January 2013, the USDOC found that Fuwei did not dump goods in the United States market for the period from November 6, 2008 to October 31, 2009. The USDOC, after recalculating the rate, found that the level of dumping was “de minimis.” A rate which is de minimis is treated by the USDOC as a finding of zero. The final results of the second round annual review were announced in March 2012, according to which, an ADD rate of 8.48% was imposed on Fuwei Films which is slightly higher than the lowest antidumping duty rate of 8.42% of all the Chinese exporters being reviewed.

On December 30, 2011, USDOC commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, will actively respond to the review to the extent permitted by law and will continue to seek the low rate which should properly apply to its exports to the United States. In June2013, the final results of the third round annual review were issued and an ADD rate of 12.80% was imposed on Fuwei Films. The preliminary results of the fourth round annual review were announced in December 2013, according to which, an ADD rate of 31.77% was imposed on Fuwei Films. The exports value to the United States accounted for less than 0.01% for the year of 2013.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2013, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F.Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, 2012 and 2013, we continued to have a material weakness in our internal controls over financial reporting.

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

(b) Risks Relating to Business Operations in China

A Chinese entity has substantial influence over our company and its interest may not be aligned with the interests of other holders of our ordinary shares.

Shandong SNTON Optical Materials Technology Co., Ltd., a PRC entity (“Shandong Optical”), beneficially owns approximately 52.90% of our outstanding share capital. On March 25, 2014, beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by Weifang State-Owned Assets Operation Administration Company (the “Administration Company”), a wholly-owned subsidiary of Weifang State-Owned Asset Management and Supervision Committee (the “Weifang Committee”) through Apex Glory Holdings Limited, a British Virgin Islands corporation, was transferred to Shandong SNTON Optical Materials Technology Co., Ltd., a PRC entity (“Shandong Optical”) through a public auction. The transfer process is expected to be completed by the end of April 2014. As a result, this major shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. Alternatively, our controlling shareholder may cause a merger, consolidation or change of control transaction even if it is opposed by other shareholders.

In addition, as a new entrant into the BOPET industry, the main business of Shandong Optical and its two BOPET production lines that are currently under construction, may overlap with our business operations. Majority of our products, customers and market orientation may be the same and as a result, the marketing strategy of Shandong Optical may conflict with the interests of other holders of our ordinary shares.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which took effect on January 1, 2008. In accordance with the law, a unified enterprise income tax rate of 25% and unified tax deduction standards were applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations would, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises established prior to March 16, 2007, such as Shandong Fuwei, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the income law Enterprise Income Tax Law.

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

In recent years, there have been many newly-built residential buildings in close proximity to our factory. The complaints from nearby residents about the noise caused by our production may require us to take measures to lower noise, which will lead to additional cost to us. In the event that we are forced to suspend our production to take improvement measures, our operations and earnings may be adversely affected.

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

The Chinese State Administration of Foreign Exchange (“SAFE”) has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005and its implementation rules. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations are applicable to our shareholders who are PRC corporate entities and may be applicable to any offshore acquisitions that we make in the future. Under these foreign exchange regulations, PRC residents who make, or have prior to the implementation of these foreign exchange regulations made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC corporate entities who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change.

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

Item 4. Information on the Company

Overview

We were formed as a Cayman Islands corporation in August 2004 under the name “Neo-Luck Plastic Holdings Co., Ltd.” and changed our name to “Fuwei Films (Holdings) Co., Ltd.” in April 2005. Our corporate headquarters, principal place of business, production and ancillary facilities occupy an area of approximately 74,251 square meters at No. 387 Dongming Road, Weifang Shandong261061, People’s Republic of China. Our agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, NY, NY 10011.

We develop, manufacture and distribute high quality plastic film using the biaxially- oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name of “Fuwei Films”. Our main products are as below:

•	Printing base film used in printing and lamination;
•	Stamping foil base film and transfer base films used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improving environmental performance ;
•	Metallized film or aluminum plating base film used for vacuum aluminum plating for flexible plastic lamination;
•	High-gloss film used for aesthetically enhanced packaging purposes;
•	Heat-sealable film used for construction, printing and making heat sealable bags;
•	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging;
•	Dry film is generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
•	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics; and
•	Chemically treated film used to enhance properties including barrier resistance, printing properties and electrostatic resistance.

Since our establishment, a significant portion of our revenues has been derived from the sales of BOPET film, particularly our printing film, stamping film, transfer film and chemical pretreated film, high-gloss film, heat sealable film, dry film, and heat shrinkable film and so on.

We operate three production lines and have had one trial production line as of December 31, 2013. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011.This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm.As of September 2013, our third production line has been approved and a sample diffusion film (a type of TFT-LCD optical film) has been delivered to clients for testing. This type of diffusion films will be produced in small batches if the test is well received. As of December 31, 2013, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

Our top five customers in the year ended December 31, 2013 were Eternal Electronic Material (Guangzhou) Co., Ltd., Eternal Photo Electronic Materials (Guangzhou) Co., Ltd., Dongguan Guangqun Laser Technology Co., Ltd., Itochu Shanghai Co., Ltd., Huizhou Baobo Packing Co., Ltd.. None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2013, 2012 and 2011, our sales to our overseas customers constituted approximately 13.7%, 18.9%and 27.1% of our total revenue, respectively.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd.. Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. For the year ended December 31, 2013, the sale revenue of the Fuwei Films USA, LLC was US$0.

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

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers, and we have already developed a series of new products. Our R&D team comprises of 7full-time research personnel in total.

We have an established brand name and are recognized for our product quality in the PRC.

Our products are marketed under our brand name, “Fuwei Films”. We believe that this brand name is well known in the BOPET film market in the PRC and, although our selling prices sometimes exceed those of our competitors, our products have achieved significant market acceptance because of its high quality and our superior customer service. In January 2011, Fuwei Films was recognized as “Shandong Famous Brand”. In January, 2014, Fuwei Films was awarded once more as “Shandong Famous Brand” for an additional five years after being reviewed.

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

We can continually renovate or update our production lines according to the market trends and our R&D facilities are advanced in the PRC.

Our first production line was German made and manufactured by Brückner and the second was made by DMT in France. The third production line was made by Linduer Dornoer GmbH in Germany. We continually renovate or update these production lines according to the market trends to enable these lines to produce competitive and premium products. We have a trial production line for R&D, which enables our R&D capability to take lead in the industry.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007(3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	• High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	• “Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	• Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	• A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	• Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011(7), (8)	• Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	• First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	• Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	• “Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	• Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	• Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	• Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	• High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	•Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	• Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	• Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	• OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	• Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	• Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

December 2013(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

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

(11) All these awards show that our established brand name “Fuwei Films” are recognized for our product quality in the PRC.

(12) OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will not only insure a safe environment for our workers, it will also be attractive to global companies looking for BOPET suppliers in China.

(13) We have been focusing on R&D as a key differentiator to enable us a competitive advantage in the market.

Business Prospects

In 2013, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market as well as the oversea market. In addition, anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets. The foregoing factors have contributed to significant decrease in sales volumes, which resulted in reduced total revenue compared with the revenue of 2012.

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

Our future plans include: Accelerating the R&D of high value-added products for the new production line for thick films

We have completed the construction of a new production line capable of producing BOPET film that is between 38 to 250µm in our current premises in Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, including TFT-LCD screen films. We expect to penetrate into the electrical, electronics, solar energy and other industries with this new BOPET film. Such industries for high-end and special usage currently rely on expensive imports. The total investment of the new production line is estimated to beUS$51 million. The third production line has been put into trial operation at the end of January 2013.As of September 2013, our third production line has been approved and a sample diffusion film (a type of TFT-LCD optical film) has been delivered to clients for testing. This type of diffusion films will be produced in small batches if the test is well received. In addition, we have started the R&D for our thick films to be manufactured by this production line including high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film. However, due to the intense competition in the market, we believe that upon commencing production, the third production line may not be profitable in a short term, or bring about losses.

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

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D area. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 21patents have been granted and 12 patents are pending.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. As of December 31, 2013, we produced BOPET films from the three production lines and one trial production line, with an aggregate annual design capacity of 53,600 metric tons with thicknesses varying between 6 - 250µm.

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

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2013, 2012and 2011:

Category	2013	2012	2011
Stamping and transfer film	46.7%	54.2%	54.6%
Printing film	9.1%	11.3%	10.3%
Metallized film	5.8%	5.1%	5.3%
Specialty film	29.3%	24.8%	26.1%
Base film for other applications	9.1%	4.6%	3.7%

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

Production

As of December 31, 2013, we operate three production lines and have had one trial production line. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The third production line has been put into trial operation at the end of January 2013.This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. In September 2013, our third production line was approved and a sample diffusion film (a type of TFT-LCD optical film) has been delivered to clients for testing. This type of diffusion films will be produced in small batches if the test is well received. As of December 31, 2013, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2013, our total inventories amounted to approximately RMB38.5 million and our raw materials, work-in-progress, finished goods and spare parts(including consumables) made up approximately 21.7%, 8.9%, 56.9% and 12.5% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2013, 2012 and 2011were43.8,35.8 and 38.1, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2013, there were no provisions for inventory obsolescence and inventory written off. As of December 31, 2013, we accrued RMB6.1 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2013, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 0years
DMT Production Line	16,100 tons per annum	Approximately 5years
Dornier Production Line	23,000 tons per annum	Approximately 15years
Trial Production Line	1,500 tons per annum	Approximately 6years

The design capacity as given by the manufacturer is determined based on the assumption of the production of a specific mix of BOPET films of varying thicknesses. Our Brückner, DMT and Dornier production lines and the trial production line have been in use since 2003, 2004, 2013and 2009, respectively. The production lines are depreciated on the straight-line method over their respective estimated useful lives.

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2013, 2012 and 2011, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2013	2012	2011	2013	2012	2011
Brückner Production Line	9,854	12,076	12,369	75.8%	92.9%	95.1%
DMT Production Line	13,229	15,166	15,350	82.2%	94.2%	95.3%
Dornier Production Line	423	-	-	10.5%	-	-
Trial Production Line	547	698	1,240	36.5%	46.5%	82.7%

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

As of December 31, 2013, our product inspection and quality control department comprised of 22employees. We have one manager, 18 quality inspectors, 1 procurement inspector and 2 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2013 (primarily for maintenance) was 5.2% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement
Laser holographic base film	Our laser holographic base film is a directly embossable BOPET film, ideal for holographic applications. This film eliminates the need to coat and prepare substrates for holographic embossing, thus reducing costs for our customers. It can be used for anti-counterfeit purposes and in packaging to help enhance the aesthetic perception of food, medicine, cosmetics, cigarettes and alcohol.

Single/double surface matte film	Our matte film is mainly used for aesthetically-enhanced packaging purposes. Our ability to produce single-sided matte films offers significant cost savings for our customers as the non-matte side of the film may be used for other applications without further processing.

Anti-counterfeit film	Our anti-counterfeit film changes color under ultraviolet rays. Accordingly, it is used for packaging branded products for anti-counterfeit purposes.

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film	Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. It cannot only provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is applied to packaging for food, construction and other applications.

Heat sealable film for steel	To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film	By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

White film	To be used for print, composite, coating and others, such as advertising lamp house, release film and reflector film.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.

Reinforced coated printing film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing.

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives and Applications	Commercialization Date Expected
Metal-adhesion improved film	To improve the peel strength after metallized sealing. Mainly used for liquid packages.	June 2014

Base film for solar backsheet	Used in solar backsheet due to its excellent gas and water permability, UV wear resistance and stability of size with additives.	September 2014

Functional protective film for optical application	Coated films for different functions suitable for protection of LCD, LED and other industries.	March 2014

Base film for diffusion and prism film	Coated film made by PET resin for optical purposes featuring outstanding optical characteristics and adhesion used as base film for diffusion and prism films in LCD and LED	September 2014

Our expenditure on research and development in 2013, 2012 and 2011were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2013		2012		2011
	RMB		RMB		RMB
Research and Development Expenses	10,906	(1)	9,617	(2)	10,159	(3)

(1)&(2)&(3)  In addition to the above-mentioned expenses in 2013, 2012 and 2011of RMB10,906, RMB9,617 and RMB10,159, respectively, the R&D capital expenditure was RMB1,084, RMB4,928 and RMB10,014, respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2013, our sales department comprised of 12 employees in the domestic sales division,3 employees in the overseas sales division and 2 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

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

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2013, sales from our domestic and overseas customers constituted approximately 86.3% and 13.7%, of our annual revenue, respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2013, 2012 and 2011:

	Percentage of Total Revenue (%)
	2013	2012	2011
Eternal Electronic Material (Guangzhou) Co., Ltd.	6.5	7.6	3.1
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	3.5	2.8	-
Dongguan Guangqun Laser Technology Co., Ltd.	3.4	2.6	3.0
Itochu Shanghai Co., Ltd.	3.0	-	-
Huizhou Baobo Packing Co., Ltd.	2.7	2.5	-

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in2013, more than 50% of transactions were paid by cash in delivery.

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2013, our losses due to returned products from our customers were approximately 1.0% of our total sales.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2013, 2012 and 2011:

		Percentage of total purchases (%)
	Supply	2013	2012	2011
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additive	56.7	36.4	43.8

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

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchases (%)
Main Raw Material	2013	2012	2011	Country
PET resin	88.2	90.7	85.1	PRC,Korea,BVI
Additives	11.8	9.3	14.9	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2013 decrease by 3.0% compared to that in 2012.

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

The Company received a second notification dated May 17, 2011 (the “Second Notification”)from the Administration Company regarding the transfer of ownership of Fuwei stock previously controlled by the Company’s major shareholders.

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

On August 14, 2013, the Company announced that it had received the first notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China, The Company learned that they failed due to lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China and the Company became aware that the fifth public auction has resulted in the acceptance of a successful bid. The beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was transferred to Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”) through the public auction. Shandong SNTON received control over 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares at a price of RMB101, 800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share. The transfer process is expected to be completed by the end of April 2014.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2013, 2012 and 2011, the total cost of raw materials made up approximately 71.4%, 73.0% and 78.3% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 88.2% and 11.8%, respectively, of our total cost of raw materials in 2013. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

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

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as printing films, stamping and transfer films and metallized films, is typically driven by supply and demand conditions in the market. We have more control over pricing for our specialty products, such as dry films.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2013, 2012 and 2011, approximately 86.3%, 81.1% and 72.9%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

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

Description of Certain Statements of Income Line Items

Revenues

Revenue from the sale of our domestic BOPET film products is recognized when significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods, or when the amount of revenue and costs incurred or to be incurred in respect of the transaction cannot be measured reliably. In respect of our overseas sales, we ship directly to the destinations of our overseas customers and our revenue is recognized at the time when we receive customs clearance of our exports. Most of our overseas sales are conducted on a Cost, Insurance and Freight (or “CIF”) basis, meaning that we pay the costs and freight necessary to get the products to the port of destination, and the risk of loss is transferred from us to the buyer when the goods pass the ship’s rail at the port of destination. In addition, we have to procure marine insurance against the buyer’s risk of loss of damage to the goods during the carriage. Most of our sales invoices are denominated in the Chinese Yuan(Renminbi), although certain of our overseas sales are denominated in US dollars.

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Materials costs	71.4%	73.0%	78.3%
Energy expense	9.0%	8.3%	6.9%
Factory overhead	14.6%	13.9%	10.7%
Packaging materials	2.7%	3.0%	2.7%
Direct labor	2.3%	1.8%	1.4%

 Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 88.2% and 11.8%, respectively of our total materials costs in 2013.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2013, the depreciation expense and repair and maintenance expenditure accounted for 78.5% and 15.4% of factory overhead, respectively.

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

Finance Costs

Finance costs comprise mainly of interest expense relating to our loans, capital lease obligations, exchange deficit and bank charge.

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

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2013, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 2.6% and5.4%in 2013, 2012and 2011, respectively.

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

As of December 31, 2013, our largest trade debtor was Eternal Electronic Material (Guangzhou) Co., Ltd, a company based in China, The balance of trade receivables from Eternal Electronic Material (Guangzhou) Co., Ltd, was RMB2.9 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2013, 2012and 2011 is as follows (in thousands):

	December 31,2013		December 31,2012	December 31,2011
	RMB	US$	RMB	RMB
Balance at beginning of year	1,196	197	1,785	2,140
Bad debt expense(recovery)	(401)	(66)	(589)	(355)
Write-offs	-	-	-	-

Balance at end of year	795	131	1,196	1,785

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

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,
	2013	2012	2011
	(% of Total Revenue)
Gross profit	(5.1)	(0.8)	15.9
Operating expenses	(16.1)	(16.3)	(10.2)
Other expense	(1.5)	0.5	(1.1)
Income tax benefit(loss)	3.3	2.1	(0.7)
Net income(loss)	(19.3)	(14.6)	3.9

Fiscal year ended 2013 compared to fiscal year ended 2012

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2013			2012
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	142,309	23,508	46.7%	202,029	54.2%
Printing film	27,852	4,601	9.1%	42,449	11.3%
Metallized film	17,686	2,922	5.8%	18,886	5.1%
Specialty film	89,382	14,764	29.3%	92,536	24.8%
Base film for other applications	27,721	4,579	9.1%	16,966	4.5%
	304,950	50,374	100.0%	372,866	100%

During the fiscal year ended December 31, 2013, net revenues were RMB305.0 million (US$50.3 million), compared to RMB372.9 million during the same period in 2012, representing a decrease of RMB67.9 million or 18.2%, mainly due to the reduction of average sales price by 4.9% and total sales volumes by 14.0%. For further analysis of the factors causing revenue decrease, the reduction of average sales price caused a decrease of RMB15.6 million and sales volume factor made a decrease of RMB52.3 million.

In 2013, sales of specialty films were RMB89.4 million (US$14.8 million) or 29.3% of our total revenues as compared to RMB92.5 million or 24.8% in 2012, which was a decrease of RMB3.1 million, or 3.4%, as compared to the same period in 2012. For further analysis of the factors causing specialty films revenue decrease, the reduction of average sales price caused a decrease of RMB5.6 million and sales volume factor made an increase of RMB2.5 million. The decrease was largely attributable to the decrease in sales prices for films in electronics and high-end packaging.

Overseas sales were RMB41.9 million or US$6.9 million, or 13.7% of total revenues, compared with RMB70.6 million or 18.9% of total revenues in 2012. For further analysis of the factors causing overseas sales decrease, the increase of average sales price caused an increase of RMB1.6 million and sales volume factor made a decrease of RMB30.3 million. The decrease in overseas sales was mainly due to the slow growth in demand from enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to decrease in orders from the overseas market compared to the same period of 2012.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2013 and 2012 (amounts in thousands):

	For the year ended December 31,
	2013			2012
	RMB	US$	% of Total	RMB	% of Total
Sales in China	263,076	43,457	86.3%	302,290	81.1%
Sales in other countries	41,874	6,917	13.7%	70,576	18.9%
	304,950	50,374	100.0%	372,866	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2013 totaled RMB320.4million (US$52.9 million) as compared to RMB376.0 million in the prior year. This was RMB55.6 million or 14.8% lower than the same period in 2012, mainly due to the decreased sales volume of 14.0% in 2013 compared to the same period in 2012. For further analysis of the factors causing cost of goods sold decrease, the reduction of unit cost of goods sold caused a decrease of RMB2.9 million and sales volume factor made a decrease of RMB52.7 million.

Gross (Loss) Profit

Our gross loss wasRMB15.4 million (US$2.5 million) for the year of 2013, representing a gross margin of (5.0)%, as compared to a gross margin of (0.8)% in 2012. Gross margin decreased by 4.2 percentage points compared to the same period in 2012. Our average unit sales price decreased by 4.9% compared to last year due to the excess capacity and stronger competition in the market. In addition, the main raw materials used in our production of BOPET films, polyethylene terephthalate (or PET) resin and additives, comprised approximately 71.4% of our total costs of goods sold and their prices were greatly influenced by price fluctuation in crude oil. Our main raw material costs, PET resin, were reduced by 3.0% compared to last year. Moreover, the remaining costs except raw materials comprising approximately 28.6% of our total cost of goods sold increased by 1.1% compared to that in 2012. Consequently, the decrease in product sales price exceeded that in cost of goods sold per unit during 2013 compared with 2012, which contributed to the significant decrease in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2013 were RMB49.0 million, a decrease of RMB11.9 million, or 19.6%, as compared to 2012. The decrease was mainly due to no goodwill impairment for the year ended December 31, 2013.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2013 was RMB4.6 million (US$0.8 million), compared to total other income of RMB1.8 million in 2012. Total other expense of 2013 increased comparing to that of 2012, which was mainly due to the fact that most of interests were expensened in current year while all interest payments were capitalized in 2012. Interest payments totaled RMB12.2 million (US$2.0 million) during 2013, RMB1.0 million or 8.9% higher than that in 2012, which was mainly due to higher interest payment associated with capital lease obligations.

Income Tax Benefit (Expense)

Income tax benefit during the year ended December 31, 2013 was RMB10.0 million (US$1.7 million) compared to an income tax benefit of RMB7.7 million during 2012, which was mainly attributable to tax effect of changes in deferred tax during 2013.

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

During the fiscal year ended December 31, 2012,net revenues were RMB372.9 million(US$59.8 million), compared to RMB537.6 million during the same period in 2011, representing a decrease of RMB164.7million or 30.6%, mainly due to the reduction of average sales price by 30.6% and total sales volumes by 0.7%. Additional factors causing a decrease in revenue include the reduction of average sales price causing a decrease of RMB160.8 million and a decrease of RMB4.0 million in our sales volume.

In 2012, sales of specialty films were RMB92.5 million (US$14.9 million) or 24.8% of our total revenues as compared to RMB140.5 million or 26.1% in 2011, which was a decrease of RMB48.0 million, or 34.1%, as compared to the same period in 2011. Additional factors causing a decrease in revenue of specialty films include, the reduction of average sales price causing a decrease of RMB23.2 million and a decrease of RMB24.8 million in our sales volume. The decrease was largely attributable to the decrease in demand and sales prices for films in electronics and high-end packaging.

Overseas sales were RMB70.6million or US$11.3 million, or 18.9% of total revenues, compared with RMB145.5 million or 27.1% of total revenues in 2011. Additional factors causing a decrease in overseas sales include the reduction of average sales price causing a decrease of RMB47.9 million and a decrease of RMB27.0 million in sales volume. The decrease in overseas sales was mainly due to the slow growth in demand from international market and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to decrease in orders from the overseas market and a significant decrease of the sales prices compared to the same period of 2011.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2012 and 2011 (amounts in thousands):

	For the year ended December 31,
	2012			2011
	RMB	US$	% of Total	RMB	% of Total
Sales in China	302,290	48,521	81.1%	392,195	72.9%
Sales in other countries	70,576	11,328	18.9%	145,450	27.1%
	372,866	59,849	100.0%	537,645	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2012 totaled RMB376.0 million (US$60.3 million) as compared to RMB452.2 million in the prior year. This was RMB76.2 million or 16.9% lower than the same period in 2011, mainly due to the decreased price of 14.7% of main raw materials in 2012 compared to the same period in 2011. Additional factors causing a decrease in cost of goods sold include the reduction of unit cost of goods sold causing a decrease of RMB72.8 million and a decrease of RMB3.4 million in sales volume.

Gross (Loss) Profit

Our gross loss wasRMB3.1 million (US$0.5 million) for the year of 2012, representing a gross margin of (0.8)%, as compared to a gross margin of 15.9% in 2011. Gross margin decreased by 16.7 percentage points compared to the same period in 2011. Our average unit sales price decreased by 30.6% compared to last year due to the excess capacity and stronger competition in the market. In addition, the main raw materials used in our production of BOPET films, polyethylene terephthalate (or PET) resin and additives, comprised approximately 73.0% of our total costs of goods sold and their prices were greatly influenced by price fluctuation in crude oil. Our main raw materials costs, PET resin, were reduced by 14.7% compared to last year. Consequently, the decrease in product sales price largely exceeded that in main raw material costs during 2012 compared with 2011, which contributed to a significant decrease in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2012 were RMB60.9 million, an increase of RMB6.1 million, or 11.2%, as compared to 2011. The increase was mainly due to goodwill impairment for the year ended December 31, 2012.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other income during the year ended December 31,2012 was RMB1.8 million (US$0.3 million), compared to total other expense of RMB5.7 million in 2011, which mainly attributed to interest capitalization of RMB11.2 million (US$1.8 million) related to the third production line project in 2012. Interest payments totaled RMB11.2 million (US$1.8 million) during 2012, RMB1.0 million or 9.3% higher than that in 2011, which was mainly due to higher interest rates on bank loans.

Income Tax Benefit (Expense)

Income tax benefit during the year ended December 31, 2012 was RMB7.7 million (US$1.2 million) compared to an income tax expense of RMB4.0 million during 2011,which was mainly attributable to tax effect of changes in deferred tax during 2012.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

Our capital expenditures in 2013 have been primarily financed through short-term borrowings from financial institutions. The interest rates of short-term borrowings from financial institutions during the three-year period from 2011 to 2013 ranged from 0% to 7.87%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2013, we had borrowings of RMB115.0 million from two financial institutions in the PRC.

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

We paid off four short-term loans totaling RMB110.0 million (US$18.2million) to Bank of Communications Co., Ltd. in April 2013 and then obtained five new short-term loans from Bank of Communications Co., Ltd. in April and May 2013 for a total amount of RMB105.0 million (US$17.3million), including: (i) RMB20.0 million (US$3.3 million) on April 18, 2013, maturing on April 2, 2014; (ii) RMB20.0 million (US$3.3 million) on April 19, 2013, maturing on April 11, 2014; (iii) RMB25.0 million (US$4.1 million) on April 23, 2013, maturing on April 16, 2014; (iv) RMB20.0 million (US$3.3 million) on April 25, 2013, maturing on April 18, 2014;and (v) RMB20.0million (US$3.3 million) on May 2, 2013, maturing on April 24, 2014. The annual interest rate of these bank loans is 7.2%.As of December 31, 2013, the balance of short-term loans is RMB105.0 million (US$17.3 million).

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.7 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3.35 million (US$0.6 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2013 is 6.12%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

We believe that, after taking into consideration our present and future banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2013, 2012 and 2011 is as follows (in thousands):

	2013		2012	2011
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	3,090	510	46,451	(14,018)

Net cash (used in) provided by investing activities	(32,069)	(5,296)	(85,389)	(119,325)

Net cash provided by (used in) financing activities	35,568	5,875	(202)	6,501

Effect of foreign exchange rate changes	(17)	20	(26)	(213)

Net increase (decrease) in cash and cash equivalent	6,572	1,109	(39,166)	(127,055)

Cash and cash equivalent
At beginning of the year	5,006	804	44,172	171,227
At end of the year	11,578	1,913	5,006	44,172

Operating Activities

Net cash provided by operating activities was RMB3.1 million for the year ended December 31, 2013 as compared to net cash provided by operating activities of RMB46.5 million for the year ended December 31, 2012. This decrease in cash flows from operating activities was attributable primarily to the increased operating loss in current year.

Net cash provided by operating activities was RMB46.5 million for the year ended December 31, 2012 as compared to net cash used in operating activities of RMB14.0 million for the year ended December 31, 2011. This increase in cash flows from operating activities was attributable primarily to the decrease in accounts receivables. We have started taking actions to collect overdue invoices from our customers, which resulted in an increase in cash flows.

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

Investing Activities

Net cash used in investing activities was RMB32.1 million in 2013mainly due to investment in the third production line project.

Net cash used in investing activities was RMB85.4 million in 2012 due to equipment purchase from Dornier.

Net cash used in investing activities was RMB119.3 million in 2011 due to the deposit for the Letter of Credit for Dornier equipment and the advance of the equipment.

Financing Activities

Net cash provided by financing activities was RMB35.6 million for the year ended December 31, 2013, which was mainly due to increase in Bank’s Acceptance Bill.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2013, 2012 and2011, approximately86.3%, 81.1% and 72.9% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2013, 2012 and 2011were 98.0%, 88.3% and 84.9%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2013, 2012 and 2011were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2013, 2012 and 2011 were as follows (in thousands):

	For the year ended December 31,
	2013	2012	2011
	RMB	RMB	RMB
Buildings	-	-	-
Plant and equipment	1,667	6,106	33,195
Motor vehicles	-	-	914
Assets under construction	10,172	138,811	36,305
Others (computer and furniture fittings)	356	70	2,173
Total	12,195	144,987	72,587

The following table summarizes our contractual commitments as of December 31, 2013 and the effects caused by those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	12,019	12,019	-	-	-
Bank loans(ii)
-Principal	115,000	105,000	6,700	3,300	-
-Interest(iii)	3,807	2,893	814	100	-
Obligations under capital lease(iv)
-Carrying amount of lease obligation	16,876	8,314	8,562	-	-
-Interest on unpaid obligation	1,150	852	298	-	-
Operating leases(v)	369	369	-	-	-
Total	149,221	129,447	16,374	3,400	-

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.
(ii)	We have secured short-term loans of RMB105.0 million on December 31, 2013 that are due on different dates in 2013. We also have long-term loans for RMB10.0 million. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.
(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2013 plus an estimated risk premium on borrowing.
(iv)	The Group has commitments under capital lease agreements as for a part of new third production line and related equipment. The lease has terms of 3 years expiring by the end of December 2015.
(v)	The operating leases mainly relate to our rental of staff dorms and offices. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 2.6% and 5.4% in 2013, 2012 and 2011, respectively.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or FASB, issued a new accounting standard which will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the consolidated balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015; however, early adoption is permitted. We do not expect the adoption will have a significant impact on our consolidated financial statements.

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

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

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

As of the date of this Annual Report, we have received 21patents from, and have 12patent applications pending with the PRC authorities.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2014, which will result in fiercer price competition. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

In addition, aiming at the rapidly developed thick films market (with applications in high value-added electronics, electrical, solar energy and other industries), giants including Mitsubishi Plastics, Inc., SKC, Inc. and China Lucky Film Corporation invested in and built production lines in China, which will bring challenges and fiercer competition to our thick film project.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position
Xiaoan He	52	Chairman, Director and Chief Executive Officer

Xiuyong Zhang	44	Chief Financial Officer and Director

Tee Chuang Khoo (1)(2)	68	Independent Director

Changrong Ji (1)(2)(3)	68	Independent Director

Shan Jiang (1)	67	Independent Director

Yong Jiang	40	Board Secretary

Xiaoming Wang	54	Vice President of Shandong Fuwei

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

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

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo, Changrong Ji and Jiang Shan. On August 4, 2010, the board of directors appointed Mr. Shan Jiang to be a director and a member of the Audit Committee of the Company. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit Committee is responsible for, among other things:

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 7 persons for the year ended December 31, 2013 was approximately RMB1.6 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

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

We have also entered into a Service Agreement with Mr. Xiuyong Zhang, our Chief Financial Officer. The initial term of his Service Agreement began from March 1, 2006 to March 1, 2009. Upon the expiration of his Service Agreement, we extended the term of his Service Agreement for another three years to March 1, 2012. Mr. Zhang’s Service Agreement was further renewed for a term of three years to February 28, 2015.Under the term of his initial Service Agreement, Mr. Zhang was entitled to an annual basic salary of RMB300,000. As approved by the board of directors, Mr. Zhang’s annual salary was adjusted to RMB 350,000 effective as of January 1, 2011. Mr. Zhang can terminate his Service Agreement upon three months prior written notice or by paying the Company a sum equaling to three months salary in lieu of such notice. The Service Agreement may also be terminated by either party pursuant to the applicable provisions of the China Labor Law.

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

D. Employees

As of December 31, 2013, our total staff consisted of259employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 11, 2014, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 13,062,500 ordinary shares outstanding as of April 11, 2014. Unless otherwise indicated, the address of such individual is c/o No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061.

	Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Xiaoan He	65,520	(1)	0.5%
Xiuyong Zhang	46,800	(2)	0.4%
Tee Chuang Khoo	—		—
Changrong Ji	—		—
Xiaoming Wang	37,440	(3)	0.3%
Shan Jiang	—		—
Yong Jiang	18,720	(4)	0.1%
All directors and executive officers as a group (7 persons)	187,200		1.1%
5% Shareholders:
Weifang State-Owned Assets Management and Supervision Committee 439 Wenhua Road, Weifang 261031, China	1,637,497	(5)	12.55%
Shandong SNTON Group Co., Ltd.	6,912,503	(6)	52.9%

(1)	Owned by Everise Investment Management Co., Ltd., a Hong Kong corporation (“Everise Investment”). 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. He shares voting and dispositive control with Messrs. Jiang Yong, Xiuyong Zhang, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. He disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 65,520 shares of ordinary shares.

(2)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Zhang shares voting and dispositive control with Messrs. Jiang Yong, Xiaoan He, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. Zhang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 46,800 shares of ordinary shares.

(3)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Wang shares voting and dispositive control with Messrs. Jiang Yong, Xiaoan He, Xuehua Li and Xiuyong Zhang over the shares held by Everise Investment. Mr. Wang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 37,440 shares of ordinary shares.

(4)	Owned by Everise Investment. 187,200 shares of ordinary shares of the Company are held of record by Everise Investment and Mr. Jiang shares voting and dispositive control with Messrs. Xiaoan He, Xuehua Li, Xiaoming Wang and Xiuyong Zhang over the shares held by Everise Investment. Mr. Jiang disclaims beneficial ownership in 187,200 shares of ordinary shares except to the extent of his pecuniary interest in 18,720 shares of ordinary shares.

(5)	According to the notification dated May 9, 2011 from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”), the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. 52.9% of its outstanding ordinary shares were controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han. According to the Second Notification dated May 17, 2011 from the Administration Company, Ms. Qing Liu and Mr. Zhixin Han have transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, the Company believed that 65.45% of its outstanding ordinary shares were controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies, Mr. Zheng Min. Subsequently, on March 25, 2014, beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was transferred to Shandong SNTON Optical Materials Technology Co., Ltd., a PRC entity (“Shandong Optical”) through a public auction. The transfer process is expected to be completed by the end of April 2014.

(6)	Shandong Optical is the indirect beneficial owner of 6,912,503 Ordinary Shares of the Company, which are held directly by its wholly-owned subsidiary Apex Glory Holdings Limited, a British Virgin Islands corporation (“Apex Glory”). Shandong Optical beneficially owns 52.90% of the Ordinary Shares of the Company. Apex Glory is the owner of 6,912,503 Ordinary Shares of the Company representing 52.90% beneficial ownership. Shandong Optical controls the power to vote and dispose of 6,912,503 ordinary shares of the Company. Apex Glory shares the power to vote and dispose of 6,912,503 Ordinary Shares of the Company. Shandong Optical and Apex Glory are located at Xinxing Road 377, Kenli Economic Development Zone, Dongying City, Shandong Province, PRC. Mr. Zhongmin Wang is the Director and representative of Shandong Optical.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2011 and ending December 31, 2013.

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

 The transactions and balances with related parties are analyzed as follows:

(a) Transactions with Related Parties

During the years ended 2013, 2012 and 2011, we paid approximately RMB163,690 (USD$27,040), RMB152,905 and RMB120,317, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

As of December 31, 2013, the balance due from Joyinn Hotel Investment & Management Co., Ltd. was RMB21.0 million(US$3.5 million). The background of the long term deposit is disclosed in Note 10.

Obligations under sale-leaseback transaction amounting to RMB16.9 million (US$2.8 million) were guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively.

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

Legal Proceedings.

Shandong Fuwei is currently a party to five legal proceedings in China. From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business.

On July 9, 2012, a client (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Beijing Daxing District People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was then dismissed on January 23, 2013 and the lawsuit will be heard by Beijing Daxing District People’s Court with a claim at RMB953,113 plus its interest. On May 15, 2013, Beijing Daxing District People’s Court heard the case and then adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District again but it was also adjourned due to Plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to reopening, Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned again for the same reason that Plaintiff failed to provide sufficient evidence. To date, Shandong Fuwei is still waiting for a court reopening notice from the Beijing Daxing District People’s Court.

On October 29, 2012, another client of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhejiang Haining People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Zhejiang Haining People’s Court sustained the objection and decided that the lawsuit be heard by Weifang High-Tech District People’s Court. The Plaintiff filed an appeal against the judgment in Zhejiang Jiaxing People’s Court. The appeal was then dismissed and the plaintiff withdrew its charges against Shandong Fuwei on March 5, 2013. Soon afterwards, on March 20, 2013, the court unfroze an amount of RMB770,000 of Shandong Fuwei’s savings, which had been frozen during the hearing of the lawsuit. In early May 2013, this client filed a lawsuit against Shandong Fuwei over the product liability in Zhejiang Haining People’s Court. Pursuant to a court order, an amount of RMB770,000 of Shandong Fuwei’s savings was frozen. Shandong Fuwei then raised a jurisdictional objection which was overruled. Shandong Fuwei filed an appeal against this judgment. The appeal was then dismissed as a final decision. On October 21, 2013, the Plaintiff and Shandong Fuwei reached a settlement to compensate the Plaintiff by RMB160,000 or products valued at RMB160,000 from Shandong Fuwei and the case was closed.

On May 31, 2013, a supplier of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Construction Contract between them in Weifang High-Tech District People’s Court with a claim at RMB870,000. On July 8, 2013, Weifang High-Tech District People’s Court heard the case and the Plaintiff offered a settlement. Afterwards, the Plaintiff and Shandong Fuwei failed to reach a settlement. On December 18, 2013, Weifang High-Tech District People’s Court issued a civil judgment that Shandong Fuwei paid the claim at RMB870, 000 to the Plaintiff. On December 28, 2013, Shandong Fuwei filed an appeal against the judgment in the Intermediate People’s Court of Weifang and the case was heard on February 26, 2014. To date, the case is still in the process of hearing.

On June 5, 2013, a supplier (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhangjiagang People’s Court, claiming that the quality guaranteed deposit of RMB208,000 set aside from the total contract payable should be refunded by Shandong Fuwei. Shandong Fuwei declined its claim for the reason of quality problem related to the supplied equipment. On March 7, 2014, Zhangjiagang People’s Court heard the case and supported the Plaintiff’s claim. Shandong Fuwei filed an appeal against the judgment in the Intermediate People’s Court of Suzhou. To date, the case is still in the process of hearing.

On January 21, 2014, an Hong Kong citizen (the "Plaintiff") filed a lawsuit against Shandong Fuwei in the Intermediate People's Court of Weifang to claim a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784. The plaintiff alleged that according to an oral agreement of purchasing intention for stocks of Fuwei Films (Holdings) Co., Ltd. (the "Fuwei Holdings") between the Plaintiff and Shandong Fuwei in June 2005, the Plaintiff transferred US$500,0000 to Wellplus Investments Limited, a company registered in Hong Kong, for acquiring stocks of Fuwei Holdings. However, the Plaintiff has not received any stocks of Fuwei Holdings till now. Shandong Fuwei believes that there was not any engagement or agreement about stock purchase between Shandong Fuwei and the Plaintiff and did not be aware of the fact of fund transfer between the Plaintiff and Wellplus Investments Limited. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. To date, the case is still in the process of hearing.

B. Significant Changes.

No significant changes have occurred since the date of the consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 per share. As of April 11, 2014, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares

(Year Ended)	High	Low
December 31,2011	$6.55	$1.07
December 31,2012	$2.48	$0.80
December 31,2013	$4.00	$0.91

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares

(Quarter Ended)	High	Low
March 31, 2012	$2.00	$1.16
June 30, 2012	$2.48	$0.80
September 30, 2012	$1.50	$1.07
December 31, 2012	$1.46	$1.14
March 31, 2013	$1.95	$1.27
June 30, 2013	$1.40	$0.91
September 30, 2013	$4.00	$0.97
December 31, 2013	$1.55	$1.01

 For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares

(Month Ended)	High	Low
November 30, 2013	$1.27	$1.03
December 31, 2013	$1.21	$1.01
January 31, 2014	$1.49	$1.11
February 28, 2014	$1.29	$1.13
March 31, 2014	$2.24	$1.11
April 1, 2014 (through April 9)	$1.84	$1.48

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

We entered into five short-term loans contracts with Bank of Communications Co., Ltd. in April and May 2013 for a total amount of RMB105.0 million (US$17.3million), including: (i) RMB20.0 million (US$3.3 million) on April18, 2013, maturing on April 2, 2014; (ii) RMB20.0 million (US$3.3 million) on April19, 2013, maturing on April 11, 2014; (iii) RMB25.0 million (US$4.1 million) on April23, 2013, maturing on April 16, 2014; (iv) RMB20.0 million (US$3.3 million) on April25, 2013, maturing on April 18, 2014;and (v) RMB20.0million (US$3.3 million) on May2, 2013, maturing on April 24, 2014. The annual interest rate of these bank loans is 7.2%, which was the rate increased by 20% compared with the benchmark interest rate announced by the People’s Bank of China on the date when the loan was credited to our bank account. As of December 31, 2013, the balance of short-term loans is RMB105.0 million (US$17.3 million).

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd. for a term of eight years effective October 19, 2009, which will expire on October 18, 2017. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's key projects.

2)	Sale-Leaseback Contract

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased certain equipment included in the third production line, and simultaneously leased them back to Shandong Fuwei. Shandong Fuwei will pay rent totaling RMB21.95 million (including interest) to Far Eastern Leasing for 36 months beginning on December 26, 2012 until December 26, 2015. In March 2013, Shandong Fuwei signed another sale-leaseback contract with Far Eastern Leasing, pursuant to which it has agreed to pay total rent of RMB5.49 million (including interest) to Far Eastern Leasing for 36 months beginning on March 27, 2013 until March 27, 2016. The financed equipment mentioned above is covered by an insurance policy, the premium of which will be paid by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd.

3)	Ownership of Property Transfer Agreement under Sale-Leaseback Contract

On December 21, 2012, Shandong Fuwei signed an ownership of property transfer agreement under sale-leaseback contract with Far Eastern Leasing. According to relevant laws and regulations, through a sale-leaseback, Shandong Fuwei transferred a portion of the third line equipment which was valued at RMB20.26 million to Far Eastern Leasing for RMB20.0 million. Pursuant to the terms of the agreement, Far Eastern Leasing will make a payment of RMB20.0 million to Shandong Fuwei within 7 business days upon effective date of the agreement. The payment was received by Shandong Fuwei on December 26, 2012.

In addition, on March 26, 2013, Shandong Fuwei signed an ownership of property transfer agreement under sale-leaseback contract with Far Eastern Leasing. According to relevant laws and regulations, through a sale-leaseback, Shandong Fuwei transferred a portion of the third line equipment which was valued at RMB18.1 million to Far Eastern Leasing for RMB5.0 million. Pursuant to the terms of the agreement, Far Eastern Leasing will make a payment of RMB5.0 million to Shandong Fuwei within 7 business days upon effective date of the agreement. The payment was received by Shandong Fuwei on March 27, 2013.

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

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated there under, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.  IT IS NOT TAX ADVICE.  EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDEROF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “- Taxation on the Disposition of Ordinary Shares” below.

With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although our ordinary shares are currently listed and traded on the NASDAQ Global Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our ordinary shares, such tax maybe treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for our ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax maybe treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder maybe entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.)corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of our assets and the nature of the income and our subsidiaries for our 2013 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2013 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2014)or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

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

Backup Withholding and Information Reporting

In general, information reporting for U.S federal income tax purposes should apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales another dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax, at a rate of 28%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was2.6%, 2.6%and5.4% in 2013, 2012 and2011 respectively.

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

Not applicable.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2013due to the material weakness described below.

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

The Company’s independent auditor, Kabani & Company, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2013.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with review and audit fee for 2013and 2012was US$149,000 and US$150,000, respectively.

Audit-Related Fees

The audit related fee of Kabani including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2013and 2012amounted to US$5,151and US$3,017, respectively.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2013, 2012 and 2011.

Consolidated Balance Sheets as of December 31, 2013 and 2012.

Consolidated Statements of Cash Flows for the year ended December 31, 2013, 2012 and 2011.

Consolidated Statements of Equity for the year ended December 31, 2013, 2012 and 2011.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

4.1	Form of Underwriting Agreement. (1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007(3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007(3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He(2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005(2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007(4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008(4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011(7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011(8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

4.34	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013. (11)

4.35	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013. (11)

4.36	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013.(11)

4.37	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013. (11)

4.38	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013. (11)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *
101.INS	XBRL Instance *
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Labels*
101.PRE	XBRL Taxonomy Extension Presentation*

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

(7)	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed with the Company’s Quarterly Report on Form 6-k for the quarter ended June 30, 20113 filed with the SEC on August 22, 2013.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: April 11, 2014

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2013, 2012 and 2011, all expressed in Chinese Yuan (Renminbi or RMB), and US Dollar (USD) expressed only for the year ended December 31, 2013.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2013, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of RMB115,587,000 or USD19,094,000 as of December 31, 2013. As more fully described in Note 3(t) to the consolidated financial statements, the Company has incurred a net loss of RMB58,952,000 or USD9,738,000, and the Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3(t). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

/s/ Kabani & Company, Inc.

Certified Public Accountants

Los Angeles, California

April 11, 2014

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2012

(amounts in thousands, except share and per share data)

	Notes	December 31, 2013		December 31, 2012
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		11,578	1,913	5,006
Restricted cash		41,422	6,842	21,457
Accounts and bills receivable, net	4	8,373	1,383	21,587
Inventories	5	38,454	6,352	34,291
Advance to suppliers	9	6,977	1,153	13,543
Prepayments and other receivables	6	26,107	4,313	26,174
Deferred tax assets - current	20	1,702	281	1,857
Total current assets		134,613	22,237	123,915

Property, plant and equipment, net	7	524,777	86,687	233,335
Construction in progress	7	632	104	337,990
Lease prepayments, net	8	18,999	3,138	19,523
Advance to suppliers - long term, net	9	2,134	353	5,299
Long-term deposit	10	16,760	2,769	16,760
Other Assets	11	13,244	2,188	262
Deferred tax assets - non current	20	20,888	3,450	10,466

Total assets		732,047	120,926	747,550

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	12	105,000	17,345	110,000
Accounts payables		33,454	5,526	28,796
Notes payable	13	81,990	13,544	38,299
Advance from customers		14,665	2,422	11,714
Accrued expenses and other payables	14	6,777	1,119	6,831
Obligations under capital leases-current	15	8,314	1,373	6,282
Total current liabilities		250,200	41,329	201,922

Obligations under capital leases	15	8,563	1,415	13,718
Long-term loan	12	10,000	1,652	10,000
Deferred tax liabilities	20	3,736	617	3,476

Total liabilities		272,499	45,013	229,116

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,201	13,323
Additional paid-in capital		311,907	51,523	311,907
Statutory reserve		37,441	6,185	37,441
Retained earnings		96,370	15,919	155,341
Cumulative translation adjustment		1,266	210	1,222
Total shareholders’ equity		460,307	76,038	519,234
Non-controlling interest		(759)	(125)	(800)
Total equity		459,548	75,913	518,434
Total liabilities and equity		732,047	120,926	747,550

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2013, 2012and 2011

(amounts in thousands, except share and per share data)

		The Year Ended December 31,
	Notes	2013		2012	2011
		RMB	US$	RMB	RMB
Net sales	16	304,950	50,374	372,866	537,645
Cost of sales	17,18	320,375	52,922	375,973	452,173

Gross (loss) margin		(15,425)	(2,548)	(3,107)	85,472

Operating expenses:
Selling expenses	17,18	16,839	2,782	18,212	19,930
Administrative expenses		32,130	5,307	32,389	34,806
Goodwill impairment		-	-	10,276	-
Total operating expenses		48,969	8,089	60,877	54,736

Operating (loss) income		(64,394)	(10,637)	(63,984)	30,736

Other income (expense):
- Interest income		1,024	169	1,022	2,612
- Interest expense	19	(10,094)	(1,667)	-	(10,227)
- Others income (expense), net		4,505	744	798	1,872
Total other income (expense)		(4,565)	(754)	1,820	(5,743)

(Loss) Income before provision for income taxes		(68,959)	(11,391)	(62,164)	24,993

Income tax benefit (expense)	20	10,007	1,653	7,727	(3,955)

Net (Loss) income		(58,952)	(9,738)	(54,437)	21,038

Net income (Loss) attributable to noncontrolling interests		19	3	(10)	(43)
Net (loss) income attributable to the Company		(58,971)	(9,741)	(54,427)	21,081

Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		22	4	8	39
- Foreign currency translation adjustments attributable to the Company		44	7	(8)	44

Comprehensive income (loss) attributable to non-controlling interest		41	7	(2)	(4)
Comprehensive (loss) income attribute to the Company		(58,927)	(9,734)	(54,435)	21,125

(Loss) Earnings per share, Basic and diluted	26	(4.51)	(0.74)	(4.17)	1.61
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2013, 2012and 2011

(amounts in thousands, except share data)

	Ordinary Shares					Accumulated
	Number of		Additional paid-in	Statutory	Retained	other comprehensive	Total shareholders'	Non-controlling
	shares	Amount	capital	reserve	earnings	income	equity	interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2010	13,062,500	13,323	311,907	35,195	190,933	1,186	552,544	(794)	551,750

Net income (loss)	-	-	-	-	21,081	-	21,081	(43)	21,038

Transfer to statutory reserve	-	-	-	2,246	(2,246)	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	44	44	39	83

Balance as of December 31, 2011	13,062,500	13,323	311,907	37,441	209,768	1,230	573,669	(798)	572,871

Net income (loss)	-	-	-	-	(54,427)	-	(54,427)	(10)	(54,437)

Foreign currency translation adjustment	-	-	-	-	-	(8)	(8)	8	-
Balance as of December 31, 2012	13,062,500	13,323	311,907	37,441	155,341	1,222	519,234	(800)	518,434

Net income (loss)	-	-	-	-	(58,971)	-	(58,971)	19	(58,952)

Foreign currency translation adjustment	-	-	-	-	-	44	44	22	66
Balance as of December 31, 2013	13,062,500	13,323	311,907	37,441	96,370	1,266	460,307	(759)	459,548
Balance as of December 31, 2013 US$	13,062,500	2,201	51,523	6,185	15,919	210	76,038	(125)	75,913

See accompanying notes to the consolidated financial statements.

 FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013, 2012 and 2011

	The Years Ended December 31,
	2013		2012	2011
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net (loss) income	(58,952)	(9,738)	(54,437)	21,038
Adjustments to reconcile net (loss) income to net cash
provided by(used in) operating activities
- Loss on disposal of property, plant and equipment	33	5	10	-
- Loss on goodwill impairment	-	-	10,276	-
- Depreciation of property, plant and equipment	48,161	7,956	48,709	43,783
- Amortization of intangible assets	524	87	524	454
- Deferred income taxes	(10,007)	(1,653)	(7,727)	165
- Bad debt (recovery) expense	(1,744)	(288)	1,026	(354)
- Inventory provision	-	-	-	3,533
Changes in operating assets and liabilities
- Accounts and bills receivable	13,615	2,249	31,460	(26,620)
- Inventories	(4,164)	(688)	7,483	7,270
- Advance to suppliers	7,909	1,306	(6,351)	2,167
- Prepaid expenses and other current assets	(398)	(66)	29,192	(30,180)
- Accounts payable	4,658	769	9,579	5,021
- Accrued expenses and other payables	38	6	789	(7,185)
- Advance from customers	2,952	488	(162)	(25,415)
- Tax payable	465	77	(23,920)	(7,695)

Net cash provided by (used in) operating activities	3,090	510	46,451	(14,018)

Cash flow from investing activities
Purchases of property, plant and equipment	(4,416)	(729)	(5,285)	(35,943)
Restricted cash related to trade finance	(19,974)	(3,299)	80,752	(100,915)
Advanced to suppliers - non current	3,165	523	57,500	(273)
Amount change in construction in progress	(8,785)	(1,451)	(207,432)	17,806
Interest capitalization related to CIP	(2,059)	(340)	(11,174)	-
Proceeds from sale of property, plant and equipment	-	-	250	-

Net cash used in investing activities	(32,069)	(5,296)	(85,389)	(119,325)

Cash flow from financing activities
Principal payments of short-term bank loans	(110,000)	(18,171)	(168,501)	(142,000)
Proceeds from short-term bank loans	105,000	17,345	110,000	148,501
Payment of capital lease obligation	(8,123)	(1,342)	-	-
Change in notes payable	43,691	7,217	38,299	-
Proceeds from sale-leaseback equipment	5,000	826	20,000	-

Net cash (used in) provided by financing activities	35,568	5,875	(202)	6,501

Effect of foreign exchange rate changes	(17)	20	(26)	(213)

Net increase(decrease) in cash and cash equivalent	6,572	1,109	(39,166)	(127,055)

Cash and cash equivalent
At beginning of period/year	5,006	804	44,172	171,227
At end of period/year	11,578	1,913	5,006	44,172

SUPPLEMENTARY DISCLOSURE:
Interest paid	12,153	2,008	11,174	10,227
Income tax paid	-	-	-	9,654

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	7,466	1,233	6,003	1,730
Obligations for acquired equipment under capital lease:	16,877	2,788	20,000	-

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

(b) Foreign Currency Transactions

The Group’s reporting currency is the Chinese Yuan(“Renminbi” or “RMB”).

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

For the convenience of the readers, the RMB amounts for the year of 2013 included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.0537, being the noon buy rate for U.S. dollars in effect on December 31, 2013 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2013, or at any other date.

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

As of December 31, 2013and 2012, there were cash and cash equivalents of RMB11,578 (US$1,913) and RMB5,006, respectively.

As of December 31, 2013and 2012, there were restricted cash of RMB41,422 (US$6,842) and RMB21,457, respectively, as deposit in bank for letters of credit and banker’s acceptance bill.

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

Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciations for the years ended December 31, 2013, 2012 and 2011were RMB48,161 (US$7,956), RMB48,709 and RMB43,783 respectively, of which 86.7%, 86.1% and 84.6% was recorded in cost of goods sold and 13.3%,13.9% and 15.4% was recorded in administrative and selling expenses, respectively.

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

(i) Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

(j) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. No impairment was determined to exist as of December 31, 2013 and 2012.

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

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB10,906(US$1,802), RMB9,617and RMB10,159 for the year ended December 31, 2013, 2012 and 2011and such costs were recorded in administrative expenses.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Under guidance contained in FASB ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We follow the recognition and disclosure provisions under guidance contained in FASB ASC 740-10-25. Under this guidance, tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Our policy is to record interest and penalties relating to uncertain tax positions in income tax expense.

(n) Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

(o) Use of Estimates

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

(p) Noncontrolling interest

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

(r) Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As of December 31, 2013 and 2012, the balance of predicted liability was RMB200 (US$33) and RMB830, respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

(s)Reclassification

Certain reclassifications have been made to the fiscal year 2013and 2012consolidated financial statements to conform to the fiscal 2013consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of December 31, 2013, the Company had a working capital deficiency of RMB115,587 (US$19,094) and accumulated deficit of RMB58,952 (US$9,738) from net losses incurred during the year of 2013. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

(u) Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board, or FASB, issued a new accounting standard which will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the consolidated balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015; however, early adoption is permitted. We do not expect the adoption will have a significant impact on our consolidated financial statements

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements

In July 2012, the FASB issued ASU 2012-02, which amends how companies test for impairment of indefinite-lived intangible assets. The new guidance permits a company to assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the annual impairment test. The ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2013		December 31, 2012
	RMB	US$	RMB
Accounts receivable	6,868	1,134	11,943
Less: Allowance for doubtful accounts	(795)	(131)	(1,196)
	6,073	1,003	10,747

Bills receivable	2,300	380	10,840
	8,373	1,383	21,587

An analysis of the allowance for doubtful accounts for 2013, 2012 and 2011 is as follows:

	December 31, 2013		December 31, 2012	December 31, 2011
	RMB	US$	RMB	RMB
Balance at beginning of year	1,196	197	1,785	2,140
Bad debt (recovery)expense	(401)	(66)	(589)	(355)
Write-offs	-	-	-	-

Balance at end of year	795	131	1,196	1,785

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31, 2013		December 31, 2012
	RMB	US$	RMB
Raw materials	16,322	2,696	19,081
Work-in-progress	3,436	568	3,095
Finished goods	24,114	3,983	17,507
Consumables and spare parts	693	114	719
Allowance for obsolescence	(6,111)	(1,009)	(6,111)
	38,454	6,352	34,291

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31, 2013		December 31, 2012
	RMB	US$	RMB
Prepayments	593	98	627
Other receivables	25,514	4,215	25,547
	26,107	4,313	26,174

 (7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2013		December 31,2012
	RMB	US$	RMB
Buildings	101,027	16,688	46,280
Plant and equipment	735,831	121,551	453,518
Computer equipment	2,367	391	2,056
Furniture and fixtures	12,201	2,015	9,027
Motor vehicles	2,093	346	2,094
	853,519	140,991	512,975
Less: accumulated depreciation	(328,742)	(54,304)	(279,640)
	524,777	86,687	233,335

All of the Group’s buildings are located in the PRC. As of December 31, 2013and 2012, property, plant and equipment plus land use rights with carrying value totaling RMB262,809 (US$43,413) and RMB231,501 respectively were pledged to banks as collateral for short-term bank loans and credit limits (see Note 12).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. The interest capitalization was RMB2,059 and RMB11,174 during the years ended December 31,2013 and 2012, respectively.

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31, 2013		December 31, 2012
	RMB	US$	RMB
Non-current portion	18,999	3,138	19,523
Current portion - amount charged to expense next year	454	75	454
	19,453	3,213	19,977

As of December 31, 2013,total prepaid land use rights were pledged to banks as collateral for short-term bank loans and credit limit in bank (see Note 12).

Land use rights amortization for the year ended December 31, 2013, 2012 and 2011were RMB454 (US$75), RMB454 and RMB454, respectively.

As of December 31, 2013, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB19,453 (US$3,213). The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(9) Advance to suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 12, 2013 and 2012, the current portion of advance to suppliers was RMB6,977 (US$1,153) and RMB13,543, respectively. The noncurrent portion of advance to suppliers was RMB2,134 (US$353) and RMB5,299, net of allowance for bad debts of RMB272 (US$45) and RMB1,616,respectively, as of December 31, 2013 and 2012.

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

As of December 31, 2013 and 2012 the total amount of the deposit was RMB16,760 (US$2,769)and RMB16,760, respectively.

(11) Other assets

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of December 31, 2013 and 2012, the total amount of the other assets was RMB13,244 (US$2,188) and RMB262, respectively.

(12) Short-term and Long-term Bank Loans

	Interest rate per annum	12-31-2013		12-31-2012
Lender		RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- May 11, 2012 to May 7, 2013	7.87%	-	-	10,000
- May 8, 2012 to April 5, 2013	7.87%	-	-	30,000
- May 9, 2012 to April 15, 2013	7.87%	-	-	35,000
- May 9, 2012 to April 26, 2013	7.87%	-	-	35,000
- April 18, 2013 to April 2, 2014	7.20%	20,000	3,304	-
- April 19, 2013 to April 11, 2014	7.20%	20,000	3,304	-
- April 23, 2013 to April 16, 2014	7.20%	25,000	4,129	-
- April 25, 2013 to April 18, 2014	7.20%	20,000	3,304	-
- May 2, 2013 to April 24, 2014	7.20%	20,000	3,304	-

LONG-TERM LOANS
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.12%	10,000	1,652	10,000
		115,000	18,997	120,000
Less amounts classified as short-term		(105,000)	(17,345)	(110,000)
		10,000	1,652	10,000

Notes:

The Company has entered into six loan agreements with commercial banks to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2013 and 2012was 7.42% and 7.66% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

The Company paid off four short-term loans totaling RMB110,000 (US$18,171) to Bank of Communications Co., Ltd. in April 2013 and then obtained five new short-term loans from Bank of Communications Co., Ltd. in April and May 2013 for a total amount of RMB105,000 (US$17,345), including: (i) RMB20,000 (US$3,304) on April18, 2013, maturing on April 2, 2014; (ii) RMB20,000 (US$3,304) on April19, 2013, maturing on April 11, 2014; (iii) RMB25,000 (US$4,129) on April23, 2013, maturing on April 16, 2014; (iv) RMB20,000 (US$3,304) on April25, 2013, maturing on April 18, 2014;and (v) RMB20,000 (US$3,304) on May2, 2013, maturing on April 24, 2014. The annual interest rate of these bank loans is 7.20%.As of December 31, 2013 and 2012, the balance of short-term loans was RMB105,000 (US$17,345) and RMB110,000, respectively.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,652) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$553) per year with the remaining principal balance of RMB3,300 (US$545) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2013 is 6.12%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2013		December 31, 2012	December 31, 2011
	RMB	US$	RMB	RMB
Secured by:
Property plant and equipment, Land use right	105,000	17,345	110,000	150,000
Bills receivable	-	-	-	-
Guarantee company	10,000	1,652	10,000	10,000
Restricted cash	-	-	-	18,501
	115,000	18,997	120,000	178,501

Long-term bank loans maturity for the next five years after December 31, 2013are as follows:

	RMB	US$
Fiscal 2014	-	-
Fiscal 2015	3,350	553
Fiscal 2016	3,350	553
Fiscal 2017	3,300	546
Fiscal 2018	-	-

(13) Notes Payable

As of December 31, 2013, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB81,990 (US$13,544) for payment in connection with raw materials on a total deposits of RMB40,998 (US$6,772) at SPD Bank.

Notes payable consisted of the following:

Issuing bank	December 31, 2013		December 31, 2012
	RMB	US$	RMB
SPD Bank	81,990	13,544	38,299
	81,990	13,544	38,299

(14) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31, 2013		December 31, 2012
	RMB	US$	RMB
Other payables	6,577	1,087	6,001
Predicted liability	200	32	830
	6,777	1,119	6,831

As of December 31, 2013 and 2012, the balance of predicted liability was RMB200 (US$32) and RMB830, respectively, which was estimated liability related to our defective products.

(15) Obligations under capital leases

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The lease has terms of 3 years expiring by the end of December, 2015. As of December 31, 2013, future payments under these capital leases are as follows:

	December 31, 2013						December 31, 2012
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	8,314	1,373	9,166	1,514	852	141	6,282	7,287	1,005
After 1 year but within 2 years	8,259	1,364	8,555	1,413	296	49	6,637	7,333	696
After 2 years but within 3 years	304	51	306	51	2	-	7,081	7,332	251
After 3 years	-	-	-		-		-	-	-
	16,877	2,788	18,027	2,978	1,150	190	20,000	21,952	1,952

Less: balance due within one year classified as current liabilities	(8,314)	(1,373)					(6,282)
	8,563	1,415					13,718

Details of obligations under capital leases are as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum as of December 31, 2013	16,877	20,000

	16,877	20,000

Guarantee deposit of RMB800 (US$132) over the capital leased assets concerned and relevant insurance policies were provided to the lessors as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations are secured by four related parties (see Notes 21).

(16) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2013, net revenues were RMB304,950 (US$50,374), compared to RMB372,866 during the same period in 2012, representing a decrease of RMB67,916 or 18.2%, mainly due to the reduction of average sales price by 4.9% and total sales volumes by 14.0%. For further analysis of the factors causing revenue decrease, the reduction of average sales price caused a decrease of RMB15,660 and sales volume factor made a decrease of RMB52,256.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2013		December 31, 2012	December 31, 2011
	RMB	US$	RMB	RMB
Sales in China	263,076	43,457	302,290	392,195
Sales in other countries (principally Europe, Asia and North America)	41,874	6,917	70,576	145,450

	304,950	50,374	372,866	537,645

Overseas sales were RMB41,874 (US$6,917) or 13.7% of total revenues, compared with RMB70,576 or 18.9% of total revenues in 2012. The decrease in overseas sales was mainly due to enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to decrease in orders from the overseas market compared to the same period of 2012.

The Company’s revenue by significant types of films for 2013, 2012 and 2011 was as follows:

	December 31, 2013			December 31,2012		December 31, 2011
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	142,309	23,508	46.7%	202,029	54.2%	293,768	54.6%
Printing film	27,852	4,601	9.1%	42,449	11.4%	55,218	10.3%
Metallized film	17,686	2,922	5.8%	18,886	5.1%	28,205	5.3%
Specialty film	89,382	14,764	29.3%	92,536	24.8%	140,491	26.1%
Base film for other applications	27,721	4,579	9.1%	16,966	4.5%	19,963	3.7%
	304,950	50,374	100.0%	372,866	100.0%	537,645	100.0%

In 2013, sales of specialty films were RMB89,382 (US$14,764) and 29.3% of our total revenues as compared to RMB92,536 and 24.8% in 2012, which was a decrease of RMB3,154, or 3.4%, as compared to the same period in 2012. The decrease was largely attributable to the decrease in sales prices for films in electronics and high-end packaging.

 (17) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31, 2013		December 31, 2012	December 31, 2011
	RMB	US$	RMB	RMB
Cost of goods sold	41,771	6,900	41,918	36,988
Selling expenses	33	5	59	53
Administrative expenses	6,357	1,051	6,732	6,742

	48,161	7,956	48,709	43,783

 (18) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2013, 2012 and 2011, freight costs included in cost of goods sold were RMB3,738 (US$617), RMB2,527 and RMB2,147, respectively, and RMB11,770 (US$1,944), RMB10,534 and RMB9,771, respectively, were included in selling expenses.

(19) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2013, 2012 and 2011:

	December 31, 2013		December 31, 2012	December 31, 2011
	RMB	US$	RMB	RMB
Interest cost capitalized	2,059	341	11,174	-
Interest cost charged to expense	10,094	1,667	-	10,227
	12,153	2,008	11,174	10,227

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

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2013, 2012 and 2011, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

	2013		2012	2011
	RMB	US$	RMB	RMB
Net income	-	-	-	(2,499)
Earnings per share
- Basic	-	-	-	(0.19)
- Diluted	-	-	-	(0.19)

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2013		2012	2011
	RMB	US$	RMB	RMB
Cayman Islands	(2,144)	(354)	(2,482)	(2,183)
British Virgin Islands	(3)	(1)	(3)	(2)
PRC	(66,860)	(11,045)	(59,655)	27,285
U.S.A	48	8	(25)	(107)
	(68,959)	(11,391)	(62,164)	24,993

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. As of December 31, 2013, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. Accordingly, the deferred taxes as of December 31, 2013 have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2011	(3,790)	(165)	(3,955)

Year ended December 31, 2012	-	7,727	7,727

Year ended December 31, 2013	-	10,007	10,007
Year ended December 31, 2013(US$)	-	1,653	1,653

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2013, 2012 and 2011 for the following reasons:

	2013		2012	2011
	RMB	US$	RMB	RMB
Income (loss)before income taxes	(68,959)	(11,391)	(62,164)	24,993

Computed “expected” tax expense	(218)	(36)	-	(6,604)
Non-deductible expenses	-	-	-	(767)
Non-taxable income	131	22	-	940
Tax holiday	87	14	-	2,641
Tax effect of deferred tax and tax rates differential	10,007	1,653	7,727	(165)

Actual income tax benefit (expense)	10,007	1,653	7,727	(3,955)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2013and 2012 are presented below.

	December 31,2013		December 31,2012
	RMB	US$	RMB
Current
Accounts receivable	119	20	179
Other receivables	636	105	636
Inventory impairment	917	151	917
Estimated Loss due to Product Warranty	30	5	125
	1,702	281	1,857
Non-current
Property, plant and equipment, principally due to differences in depreciation	1,340	221	1,481
Construction in progress, principally due to capitalized interest	(3,363)	(555)	(3,093)
Lease prepayments, principally due to differences in charges	(373)	(62)	(383)
Allowance for advanced to supplier-long term	41	7	242
Net loss carryforward	19,507	3,222	8,743
	17,152	2,833	6,990
Net deferred income tax assets	18,854	3,114	8,847

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

(21) Related Party Transactions

Name of party	Relationship

Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Weifang State-Owned Assets Operation Administration Company (the “Administration Company”)	Shareholder of the Company 65.45%

Everise Investment Management Co., Ltd.	Owned by the Management of the Company

Beijing Shiweitong Technology Development Co., Ltd.	Subsidiary of Weifang State-Owned Assets Operation Administration Company

Joyinn Hotel Investment & Management Co., Ltd.	Subsidiary of Weifang State-Owned Assets Operation Administration Company

During the years ended 2013, 2012 and 2011, we paid approximately RMB164 (USD$27), RMB153 and RMB120, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

As of December 31, 2013, the balance due from Joyinn Hotel Investment & Management Co., Ltd. was RMB16,760 (US$2,769) net of impairment of RMB4,240 (US$700). The background of the long term deposit is disclosed in Note 10.

Obligations under sale-leaseback transaction amounting to RMB16,877 (US$2,788) were guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively.

(22) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,047 (US$173), RMB949and RMB1,003 for the year ended December 31, 2013, 2012 and 2011 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2013.

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

(24) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2013, 2012 and 2011.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2013 and 2012.

Percentage of accounts receivable outstanding (%)
December 31, 2013
Eternal Electronic Material (Guangzhou) Co., Ltd.	39.0%

Percentage of accounts receivable outstanding (%)
December 31, 2012
Eternal Electronic Material (Guangzhou) Co., Ltd.	29.5%
Kurz Production(M)SDN BHD MY	11.7%
Celplast Metallized Products Limited	10.6%
Leonhard Kurz Stiftung &Co. KG	10.4%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2013, 2012 and 2011. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied10% or more of our raw materials for each of the year ended December 31, 2013, 2012and 2011:

		Percentage of total purchases (%)
Supplier	Item	2013	2012	2011
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	56.7	36.4	43.8
Jiangyin Huaxing Compound Co., Ltd.	PET resin	4.1	16.5	11.0

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB1,928 and RMB23 as of December 31, 2013, respectively.

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB6,202 and RMB3,069 as of December 31, 2012, respectively.

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB1,860 and RMB2,473 as of December 31, 2011, respectively.

(25) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2013 are as follows:

	December 31, 2013
	RMB	US$
Operating lease commitments	369	$61

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2013, 2012 and 2011, total rental expenses for non-cancelable operating leases were RMB410 (US$68), RMB383 and RMB606, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2013 were RMB12,019 (US$1,985).

(c) Outstanding bills receivable discounted

As of December 31, 2013, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal Proceedings

Shandong Fuwei is currently a party to five legal proceedings in China. From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business.

On July 9, 2012, a client (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Beijing Daxing District People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was then dismissed on January 23, 2013 and the lawsuit will be heard by Beijing Daxing District People’s Court with a claim at RMB953 plus its interest. On May 15, 2013, Beijing Daxing District People’s Court heard the case and then adjourned the hearing due to the fact that plaintiff who failed to provide sufficient evidences. On June 25, 2013, the case was heard in Beijing Daxing District again but it was also adjourned due to Plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However on the day prior to reopening, Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned again for the same reason that the Plaintiff failed to provide sufficient evidences. To date, Shandong Fuwei is still waiting for a court reopening notice from the Beijing Daxing District People’s Court.

On October 29, 2012, another client of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhejiang Haining People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Zhejiang Haining People’s Court sustained the objection and decided that the lawsuit be heard by Weifang High-Tech District People’s Court. The Plaintiff filed an appeal against the judgment in Zhejiang Jiaxing People’s Court. The appeal was then dismissed and the plaintiff withdrew its charges against Shandong Fuwei on March 5, 2013. Soon afterwards, on March 20, 2013, the court unfroze an amount of RMB770 of Shandong Fuwei’s savings, which had been frozen during the hearing of the lawsuit. In early May 2013, this client filed a lawsuit against Shandong Fuwei over the product liability in Zhejiang Haining People’s Court. Pursuant to a court order, an amount of RMB770 of Shandong Fuwei’s savings was frozen. Shandong Fuwei then raised a jurisdictional objection which was overruled. Shandong Fuwei filed an appeal against this judgment. The appeal was then dismissed as a final decision. On October 21, 2013, the Plaintiff and Shandong Fuwei reached a settlement to compensate the Plaintiff by RMB160 or products valued at RMB160 from Shandong Fuwei and the case was closed.

On May 31, 2013, a supplier of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Construction Contract between them in Weifang High-Tech District People’s Court with a claim at RMB870. On July 8, 2013, Weifang High-Tech District People’s Court heard the case and the Plaintiff offered a settlement. Afterwards, the Plaintiff and Shandong Fuwei failed to reach a settlement. On December 18, 2013, Weifang High-Tech District People’s Court issued a civil judgment that Shandong Fuwei should pay the claim at RMB870 to the Plaintiff. On December 28, 2013, Shandong Fuwei filed an appeal against the judgment in the Intermediate People’s Court of Weifang and the case was heard on February 26, 2014. To date, the case is still in the process of hearing.

On June 5, 2013, a supplier (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhangjiagang People’s Court, claiming that the quality guaranteed deposit of RMB208 set aside from the total contract payable should be refunded by Shandong Fuwei. Shandong Fuwei declined its claim for the reason of quality problem related to the supplied equipment. On March 7, 2014, Zhangjiagang People’s Court heard the case and supported the Plaintiff’s claim. Shandong Fuwei filed an appeal against the judgment in the Intermediate People’s Court of Suzhou. To date, the case is still in the process of hearing.

On January 21, 2014, an Hong Kong citizen (the "Plaintiff") filed a lawsuit against Shandong Fuwei in the Intermediate People's Court of Weifang to claim a refund of US$500 (approximately RMB4,138) and related interest of RMB2,332. The plaintiff alleged that according to an oral agreement of purchasing intention for stocks of Fuwei Films (Holdings) Co., Ltd. (the "Fuwei Holdings") between the Plaintiff and Shandong Fuwei in June 2005, the Plaintiff transferred US$500 to Wellplus Investments Limited, a company registered in Hong Kong, for acquiring stocks of Fuwei Holdings. However, the Plaintiff has not received any stocks of Fuwei Holdings till now. Shandong Fuwei believes that there was not any engagement or agreement about stock purchase between Shandong Fuwei and the Plaintiff and did not be aware of the fact of fund transfer between the Plaintiff and Wellplus Investments Limited. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. To date, the case is still in the process of hearing.

(26) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2013, 2012 and 2011 have been calculated as follows:

	2013		2012	2011
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	(58,971)	(9,741)	(54,427)	21,081

Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Basic and diluted earnings (loss)per share	(4.51)	(0.74)	(4.17)	1.61

(27) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2013, an aggregate amount of RMB37,441 (US$6,185) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2013, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 48% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2013 and 2012

	2013		2012
	RMB	US$	RMB

Cash and cash equivalents	67	11	65
Other current assets	262,449	43,353	271,006
Investments in subsidiaries	367	61	378

Total assets	262,882	43,425	271,450

Current liabilities	52,325	8,643	51,842
Total shareholders’ equity	210,558	34,782	219,608

Total liabilities and shareholders’ equity	262,882	43,425	271,450

Condensed unaudited Statements of Operations (For the years ended December 31, 2013, 2012 and 2011)

	2013		2012	2011
	RMB	US$	RMB	RMB

Interest income (expenses)	(9)	(1)	(13)	(18)
General and administrative expenses	(2,135)	(353)	(2,468)	(3,281)
Other income	-	-	-	1,116
Loss before equity in undistributed earnings of subsidiaries	(2,144)	(354)	(2,482)	(2,183)
Equity in earnings of subsidiaries	(56,808)	(9,384)	(51,956)	22,515

Net income	(58,952)	(9,738)	(54,437)	20,332

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2013, 2012 and 2011)

	2013		2012	2011
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	(58,952)	(9,738)	(54,437)	20,332
Adjustment to reconcile net income(loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	56,808	9,384	51,956	(22,515)
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	(124)	(20)	61	(7,277)

Net cash provided by operating activities	(2,268)	(375)	(2,420)	(9,460)

Cash flow from financing activities

Payments to related parties	2,272	375	2,365	9,493
Proceeds from related parties	-	-	-	-

Effect of exchange	(2)	-	(1)	(4)

Net cash provided by(used in) financing activities	2,270	375	2,364	9,489

Net increase(decrease) in cash	2	0	(56)	29
Cash:
At beginning of year	65	11	121	92
At end of year	67	11	65	121

(28) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2013	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	76,577	12,330	77,401	12,611	75,890	12,400	75,082	12,403	304,950	50,374
Gross profit	(1,191)	(191)	(2,307)	(376)	(9,857)	(1,611)	(2,070)	(342)	(15,425)	(2,548)
Net income	(18,076)	(2,909)	(18,190)	(2,964)	(23,203)	(3,792)	499	82	(58,971)	(9,741)
Basic and diluted earnings per share	(1.38)	(0.22)	(1.39)	(0.23)	(1.78)	(0.29)	0.04	0.01	(4.51)	(0.74)

(29) Subsequent Event

On March 25, 2014, a public auction was held by the Company's controlling shareholder, the Weifang State-owned Assets Operation Administration Company which is a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee, in order to sell over 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares it owned. The public auction resulted in the acceptance of a successful bid from an unrelated party, Shandong SNTON Optical Materials Technology Co., Ltd. (the “Bidder”). The Bidder is expected to receive control over 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares at a price of RMB101,800 (approximately US$16,573) or approximately US$2.40 per ordinary share.

The Bidder is an optical BOPET film manufacturer established in August 2011 with registered capital of RMB260,000 (approximately US$42,328). The parent company of the Bidder is Shandong SNTON Group Co., Ltd., which was founded in January 1987, mainly specializes in metal products, fine chemicals, new materials and real estate development.

