Form 20-F
period 2014-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2015-04-09
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, there were 13,062,500 ordinary shares outstanding.

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

☐    Yes   ☒    No

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this annual report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;
●	our future business development, results of operations and financial condition;
●	our ability to protect our intellectual property rights;
●	expected growth of and changes in the PRC BOPET film industry and in the demand for BOPET film products;
●	projected revenues, profits, earnings and other estimated financial information;
●	our ability to maintain and strengthen our position as a leading provider of BOPET film products in China;
●	our ability to maintain strong relationships with our customers and suppliers;
●	our planned use of proceeds;
●	effect of competition in China and demand for and price of our products and services; and
●	PRC governmental policies regarding our industry.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties and assumptions include, among other things:

●	competition in the BOPET film industry;
●	growth of, and risks inherent in, the BOPET film industry in China;
●	unpredictable impact on the company’s revenue by price movements of crude oil in recent years;
●	uncertainty in our export due to trade protectionism around the world;
●	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;
●	uncertainty in our ability to develop and manufacture high value-added products for the new production line (thick film) to win in the competition;
●	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;
●	risks associated with possible defects and errors in our products;
●	uncertainty as to our ability to protect and enforce our intellectual property rights;
●	uncertainty as to our ability to attract and retain qualified executives and personnel;
●	uncertainty as to our ability to attract and retain experienced financial reporting staff familiar with U.S. GAAP;
●	uncertainty in acquiring raw materials on time and on acceptable terms;
●	adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government;
●	adverse effect on our business caused by the uncertainty in economic recovery of major developed countries; and
●	adverse effect on our business caused by extreme climate changes.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

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

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB6.2046 on December 31, 2014.

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

	Average	High	Low	Period-end

2009(1)	6.8311	6.8368	6.8242	6.8270
2010(1)	6.7788	6.8336	6.5820	6.6118
2011(1)	6.4630	6.6364	6.2939	6.2939
2012(1)	6.3088	6.3879	6.2221	6.2301
2013(1)	6.1478	6.2438	6.0537	6.0537
2014(1)	6.1620	6.2591	6.0402	6.2046
November 2014(2)	6.1249	6.1429	6.1117	6.1429
December 2014(2)	6.1886	6.2256	6.1490	6.2046
January 2015(2)	6.2181	6.2535	6.1870	6.2495
February 2015(2)	6.2518	6.2695	6.2399	6.2695
March 2015(2)	6.2386	6.2741	6.1955	6.1990
April 2015(2) (3)	6.1958	6.1976	6.1930	6.1930

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
(2)	Monthly average is calculated by averaging the daily rates during the relevant period.
(3)	As of April 3, 2015, the exchange rate was 6.1930.

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

The following selected historical statement of income data for the years ended December 31, 2014, 2013 and 2012 and the selected historical balance sheet data as of December 31, 2014 and 2013 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2011 and 2010, and the selected historical balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2014		2013	2012	2011	2010
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	284,464	45,847	304,950	372,866	537,645	501,458
Gross (loss) profit	(17,153)	(2,765)	(15,425)	(3,107)	85,472	130,553

Operating (loss) income	(60,692)	(9,782)	(64,394)	(63,984)	30,736	59,630
Interest expense	(12,486)	(2,012)	(10,094)	-	(10,227)	(8,846)

(Loss) Income before income taxes	(72,084)	(11,618)	(68,959)	(62,164)	24,993	50,754

Net (loss) income attributable to the Company	(71,327)	(11,496)	(58,971)	(54,427)	21,081	40,783
(Loss) Earnings per share
Basic	(5.46)	(0.88)	(4.51)	(4.17)	1.61	3.12
Diluted	(5.46)	(0.88)	(4.51)	(4.17)	1.61	3.12
Weighted average number ordinary shares, Basic and diluted
Basic	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500
Diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

	Year Ended
	December 31,
	2014		2013	2012	2011	2010
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	9,020	1,454	11,578	5,006	44,172	171,227
Accounts and bills receivable, net	9,867	1,590	8,373	21,587	52,457	25,482
Inventories	24,034	3,874	38,454	34,291	41,774	52,577
Total current assets	120,084	19,354	134,613	123,915	281,904	263,458
Property, plant and equipment, net	482,534	77,770	524,777	233,335	277,119	284,891
Total assets	672,945	108,459	732,047	747,550	790,174	798,152
Short-term bank loans	-	-	105,000	110,000	168,501	142,000
Total current liabilities	272,057	43,848	250,200	201,922	205,492	214,580
Total shareholders’ equity	388,913	62,681	460,307	519,234	573,669	552,544

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2010, 2011, 2012 and 2013 due to its status as a High-and-New Tech Enterprise since December 2009. In 2014, Shandong Fuwei failed to be designated as such and it became subject to a standard enterprise income tax at a rate of 25%. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2013, 2012, 2011, 2010 and 2009:

	Year Ended December 31,
	2013		2012	2011	2010	2009
(In thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB

Net income	-	-	-	(2,499)	(5,075)	-

Earnings per share
- basic	-	-	-	(0.19)	(0.39)	-
- diluted	-	-	-	(0.19)	(0.39)	-

The 2014 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB6.2046, which was the noon buying rate for U.S. dollars in effect on December 31, 2014 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2014, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2014, this change in policy resulted in an approximately 23.49% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. The Company generates its revenue in the PRC in Renminbi and its overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

Our business may be adversely affected by the appreciation of RMB against the U.S. dollar and trade protection measures in place by several countries against exports of BOPET films from China.

Our business operation may be adversely affected due to appreciation of RMB against the U.S. dollar, and more stringent trade protection measures in place such as antidumping investigations conducted by several countries against exports of BOPET films originated from China.

A sharp fluctuation in the demand for raw materials may have a negative impact on our operations if we are unable to pass on all increases in cost of raw materials to our customers on a timely basis.

The total cost of raw materials made up approximately 67.8%, 71.4% and 73.0% of our production cost in 2014, 2013 and 2012, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 86.9% and 13.1% of our total cost of raw materials in the past three years on average.

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

In 2015, it is expected that there will be a continued capacity expansion within China. The further growing oversupply plus price fluctuations of raw materials may continuously have an adverse impact on the results of our operations. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in substantial increase in production of BOPET films from 2011 to 2014. As a result, the market supply in 2015 will increase more than demand. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

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

The possible price decline of our inventory may adversely affect the Company’s operation. The fluctuation of the market prices of our raw material inventory and end product inventory will also adversely affect the value of our inventory.

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

Since the second half of 2011, the sales and prices of our products has been declining significantly as a result of increased supply over demand in China and declined demand from overseas markets. If such situation continues in the future, such as the continued slowdown of the market demand or the increase of the demand continues to be less than that of the supply, it could continue to have an adverse impact on our financial condition and operation of our business.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to perform our strategies and then to develop new products and to effectively carry on our research and development and other efforts.

Our success to date has been largely attributable to the contributions of key management and experienced personnel, with whom we have entered into service agreements. The loss of their services might impede the achievements of our strategies and development objectives and might damage the close business relationship we currently enjoy with some of our major customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Our future success will also depend on our continued ability to attract and retain highly motivated and qualified personnel. The rapid growth of the economy in China has caused intense competition to attract and retain qualified personnel. Considering the deficiency in the legal environment in China, we cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

If our R & D team cannot effectively develop new products, or promote the market process, or we are unable to afford to continue to maintain this team or are not able to hire eligible and talented personnel, our ability to conduct research and development, and our operation results and market competitiveness may be adversely affected.

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

It is difficult to anticipate whether and when our new production line can develop and manufacture high value-added films; this may have an adverse impact on us and we may not be able to reduce our losses.

The total investment in our new production line was approximately US$51 million. We have commenced the R & D of the high value-added products (such as films for TFT-LCD screens) to be manufactured by this line, however, we are uncertain as to whether the products can be developed as scheduled or recognized by customers.

The new production line has been approved to produce common thick films ranging from thickness of 38μm to 250μm, however, it is difficult to anticipate when the new production line can develop high-value-added films.

In addition, the sales prices of our commodity thick films are far less than our costs due to more supply than demand in such a tough market. As a result, the new production line may not be profitable in the short term and may be faced with more losses.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US $1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2014, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2014, Neoluck Group had paid US$ 320,000 and still had US$130,000 outstanding to DMT.

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

As of December 31, 2014, we had a long-term loan of RMB10.0 million (US$1.612 million). We have pledged part of our property, plant and equipment and lease prepayments as security for indebtedness of a credit line amounting to RMB50.0 million (US$8.0 million) granted by SPD bank. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

As of December 31, 2014, we have received 21 patents from, and have 3 patent applications pending with the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

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

A disruption in the supply of utilities, or fire or other calamity at our manufacturing plant would disrupt production of our products and adversely affect our sales.

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

On January 15, 2015, the Ministry of Strategy and Finance, Republic of Korea, initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of Polyethylene Terephthalate originating from China and India. Eight Chinese exporters, including Fuwei Films, are required to participate in this review. The Company has engaged legal counsels to assist in responding to the review conducted by the Ministry of Strategy and Finance, Republic of Korea.

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

On December 30, 2011, USDOC commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, will actively respond to the review to the extent permitted by law and will continue to seek the low rate which should properly apply to its exports to the United States. In June 2013, the final results of the third round annual review were issued and an ADD rate of 12.80% was imposed on Fuwei Films. The preliminary results of the fourth round annual review were announced in December 2013, according to which, an ADD rate of 31.77% was imposed on Fuwei Films. In June 2014, the final results of the fourth round annual review were announced and Fuwei Films was imposed on an ADD rate of 31.24%. There was no export to the United States for the year of 2014. The preliminary results of the fifth round annual review were announced in December 2014, which determined that Fuwei Films did not have any reviewable transactions during the fifth round annual review and no rate was assigned to it. On December 23, 2014, the USDOC initiated the sixth round annual review.In February 2015, Fuwei Films filed a No Shipment Certification with USDOC as the Company had no export to U.S. during the sixth round annual review.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China's BOPET film or downstream industries, our business may be adversely affected.

Changes in Applicable PRC Taxes may be adversely affect the Company.

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax as well as educational surcharges shall be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges shall be applicable to foreign-funded enterprises, foreign enterprises and foreign citizens, which mean they will no longer exempt from such taxes. In accordance with the regulations, since December 1, 2010, our subsidiary - Shandong Fuwei became a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stands at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1, 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. In August 2014, the local government promulgated a new regulation that adjusted the standard of urban land use tax, according to which the tax amount for Shandong Fuwei increased from RMB8 per square meter to RMB14 per square meter. The new policy incurs additional tax expense. If the Chinese government changes its tax policies or adds new types of taxes in the future, our business may be adversely affected.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2014, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, 2012 , 2013 and 2014, we continued to have a material weakness in our internal controls over financial reporting.

We are in the process of developing and implementing a remedial plan to address the deficiencies in the areas of personnel with knowledge of and experience with US generally accepted accounting principles, including recruiting a full-time reporting employee with U.S. GAAP experience and conducting training in U.S. GAAP principles for all the financial reporting staff of the Company. However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

(b)	Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2014, 2013 and 2012, sales to our customers in the PRC accounted for approximately 84.9%, 86.3% and 81.1%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”), beneficially owns approximately 52.90% of our outstanding share capital. Hongkong Ruishang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. Alternatively, our controlling shareholder may cause a merger, consolidation or change of control transaction even if it is opposed by other shareholders.

In addition, Mr. Xiusheng Wang, who is the chairman of the board of directors of Hongkong Ruishang is also the Chairman of the board of directors of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) which has a wholly owned subsidiary, Shandong SNTON Optical Materials Technology Co., Ltd. (“SNTON Optical”), a company in the BOPET industry. Majority of our products, customers and market orientation may be the same as SNTON Optical and as a result, the marketing strategy may conflict with the interests of other holders of our ordinary shares.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign owned enterprise in January 2005 and could enjoy certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises” at that time. Accordingly, at that time, it was entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) was exempt from income tax in the PRC and the profit for each of the subsequent three financial years was taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and was recertified in October 2011 and enjoys a favorable enterprise income tax rate of 15%. If there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise, Shandong Fuwei will no longer enjoy the preferential tax treatment.  In December 2014, Shandong Fuwei failed to be designated as a High-and-New Tech Enterprise. As a result, Shandong Fuwei is now subject to a 25% standard enterprise income tax rate.

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

In recent years, there have been many newly-built residential buildings in close proximity to our factory. In March 2014, due to the noise caused by our production, Shandong Fuwei was fined RMB10,000 and was required to rectify and reform within a definite time. The complaints from nearby residents about the noise caused by our production may require us to take measures to lower noise, which will lead to additional cost to us. In the event that we are forced to suspend our production to take improvement measures, our operations and earnings may be adversely affected.

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

The value of Renminbi is subject to various factors and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. From 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of Renminbi against the U.S. dollar. The Chinese government may adopt a substantially more liberalized currency policy, which could result in a further and more significant fluctuation in the value of Renminbi against the U.S. dollar. Since our income and profits are denominated in Renminbi, fluctuation in the value of Renminbi could adversely affect our overseas sales and import of raw materials and further negatively affect our revenue and net income. Any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares in foreign currency terms.

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

We develop, manufacture and distribute high quality plastic film using the biaxially- oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name of “Fuwei Films”. Our main products are as below:

●	Printing base film used in printing and lamination;
●	Stamping foil base film and transfer base films used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improving environmental performance ;
●	Metallized film or aluminum plating base film used for vacuum aluminum plating for flexible plastic lamination;
●	High-gloss film used for aesthetically enhanced packaging purposes;
●	Heat-sealable film used for construction, printing and making heat sealable bags;
●	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging;
●	Dry film is generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
●	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics; and
●	Chemically treated film used to enhance properties including barrier resistance, printing properties and electrostatic resistance.

Since our establishment, a significant portion of our revenues has been derived from the sales of BOPET film, particularly our printing film, stamping film, transfer film and chemical pretreated film, high-gloss film, heat sealable film, dry film, and heat shrinkable film and so on.

We operate three production lines and have had one trial production line as of December 31, 2014. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. As of September 2013, our third production line has been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. We received an initial feedback from this customer and we are improving according to the feedback. As of December 31, 2014, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

Our top five customers in the year ended December 31, 2014 were Eternal Electronic Material (Guangzhou) Co., Ltd., Sichuan Jinshi Technology Co., Ltd., LG Hausys Ltd., BMS Global Co., Ltd., Jiaozuo Zhongchen Co., Ltd.. None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2014, 2013 and 2012, our sales to our overseas customers constituted approximately 15.1%, 13.7% and 18.9% of our total revenue, respectively.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. For the year ended December 31, 2014, the sale revenue of the Fuwei Films USA, LLC was US$0.

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

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers, and we have already developed a series of new products. Our R&D team comprises of 8 full-time research personnel in total.

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

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	• High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	• “Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	• Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	• A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	• Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	• Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	• First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	• Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	• “Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	• Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	• Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	• Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	• High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	• Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	• Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	• Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	• OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	• Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	• Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

January 2014(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

January 2014(14)	Five -Star Enterprise in Statistical Work	Shandong Provincial Bureau of Statistics

January 2015(15)	Advanced Work Unit in Making National Standard for BOPET Film	China Packaging Federation

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.
(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.
(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.

(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.
(9)	The brand of “Fuwei Films” has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.

(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.
(11)	All these awards show that our established brand name “Fuwei Films” are recognized for our product quality in the PRC.
(12)	OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will not only insure a safe environment for our workers, it will also be attractive to global companies looking for BOPET suppliers in China.
(13)	We have been focusing on R&D as a key differentiator to enable us a competitive advantage in the market.
(14)	The statistical work refers to the collecting, sorting and analyzing work of social economic phenomenon. It is a kind of social investigation activities.
(15)	Fuwei participates in and plays an active role in making National Standard of BOPET film.

Business Prospects

In 2014, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market as well as the oversea market. Anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets, in addition to the decrease in the price of main raw materials. The foregoing factors have contributed to significant decrease in sales prices, which resulted in reduced total revenue compared with the revenue of 2013.

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

Our future plans include:  Accelerating the R&D of high value-added products for the new production line for thick films

We have completed the construction of a new production line capable of producing BOPET film that is between 38 to 250µm in our current premises in Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, including TFT-LCD screen films. We expect to penetrate into the electrical, electronics, solar energy and other industries with this new BOPET film. Such industries for high-end and special usage currently rely on expensive imports. The total investment of the new production line is estimated to be US$51 million. The third production line has been put into trial operation at the end of January 2013. As of September 2013, our third production line has been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing. We received an initial feedback from this customer and are taking measures to improve accordingly.

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

Our overseas sales were affected by the anti-dumping investigations conducted by South Korea and the United States against BOPET manufacturers originated from China, India and other countries and the fluctuation of Renminbi. However, we still believe there is a great potential in overseas BOPET market. Therefore, we will continue to carry out the marketing in the overseas market to attract new clients and sell our specialty films.

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D area. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 21 patents have been granted and 3 patents are pending.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. As of December 31, 2014, we produced BOPET films from the three production lines and one trial production line, with an aggregate annual design capacity of 53,600 metric tons with thicknesses varying between 6 - 250µm.

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

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2014, 2013 and 2012:

Category	2014	2013	2012
Stamping and transfer film	41.7%	46.7%	54.2%
Printing film	11.6%	9.1%	11.3%
Metallized film	2.2%	5.8%	5.1%
Specialty film	28.0%	29.3%	24.8%
Base film for other applications	16.5%	9.1%	4.6%

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

Production

As of December 31, 2014, we operate three production lines and have had one trial production line. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The third production line has been put into trial operation at the end of January 2013. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. As of September 2013, our third production line has been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing. We have received initial feedback from this customer and are taking measures to improve accordingly. As of December 31, 2014, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2014, our total inventories amounted to approximately RMB24.0 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 22.6%, 7.8%, 50.7% and 18.9% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2014, 2013 and 2012 were 37.8, 43.8 and 35.8, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2014, there were no provisions for inventory obsolescence and inventory written off. As of December 31, 2014, we accrued RMB6.1 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2014, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 0 years
DMT Production Line	16,100 tons per annum	Approximately 4 years
Dornier Production Line	23,000 tons per annum	Approximately 14 years
Trial Production Line	1,500 tons per annum	Approximately5 years

The design capacity as given by the manufacturer is determined based on the assumption of the production of a specific mix of BOPET films of varying thicknesses. Our Brückner , DMT and Dornier production lines and the trial production line have been in use since 2003, 2004, 2013 and 2009, respectively. The production lines are depreciated on the straight-line method over their respective estimated useful lives.

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2014, 2013 and 2012, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2014	2013	2012	2014	2013	2012
Brückner Production Line	9,076	9,854	12,076	69.8%	75.8%	92.9%
DMT Production Line	12,480	13,229	15,166	77.5%	82.2%	94.2%
Dornier Production Line	2,155	423	-	9.4%	10.5%	-
Trial Production Line	291	547	698	19.4%	36.5%	46.5%

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

As of December 31, 2014, our product inspection and quality control department comprised of 20 employees. We have one manager, 17 quality inspectors, 1 procurement inspector and 1 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2014 (primarily for maintenance) was 11.6% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film	Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. Not only can it provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is applied to packaging for food, construction and other applications.

Heat sealable film for steel	To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film	By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.

Reinforced coated printing film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing. To improve the peel strength after metallized sealing. Mainly used for liquid packages.
Metal-adhesion improved film

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives and Applications	Commercialization Date Expected

Base film for solar backsheet	Used in solar backsheet due to its excellent gas and water permeability, UV wear resistance and stability of size with additives.	December 2015

Functional protective film for optical application	Coated films for different functions suitable for protection of LCD, LED and other industries.	September 2015

Base film for diffusion and prism film	Coated film made by PET resin for optical purposes featuring outstanding optical characteristics and adhesion used as base film for diffusion and prism films in LCD and LED	December 2015

Our expenditure on research and development in 2014, 2013 and 2012 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2014		2013		2012
	RMB		RMB		RMB
Research and Development Expenses	8,005	(1)	10,906	(2)	9,617	(3)

(1)& (2)& (3)  In addition to the above-mentioned expenses in 2014, 2013 and 2012 of RMB8,005, RMB10,906 and RMB9,617, respectively, the R&D capital expenditure was RMB1,363, RMB1,084 and RMB4,928, respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2014, our sales department comprised of 12 employees in the domestic sales division, 4 employees in the overseas sales division and 3 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

Customers and Markets

Over the past years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In addition, we maintain good relationship with major dry films customers in Mainland China.

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2014, sales from our domestic and overseas customers constituted approximately 84.9% and 15.1% of our annual revenue respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2014, 2013 and 2012:

	Percentage of Total Revenue (%)
	2014	2013	2012
Eternal Electronic Material (Guangzhou) Co., Ltd.	9.0	6.5	7.6
Sichuan Jinshi Technology Co., Ltd.	5.4	1.8	2.2
LG HAUSYS LTD	3.9	2.2	0.7
BMS GLOBAL CO., LTD	3.7	0.1	0.1
Jiaozuo Zhongchen Co., Ltd.	3.5	2.3	2.1

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in 2014, more than 50% of transactions were paid by cash in delivery.

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2014, our losses due to returned products from our customers were approximately 1.0% of our total sales.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2014, 2013 and 2012:

		Percentage of total purchases (%)
	Supply	2014	2013	2012
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additive	60.0	56.7	36.4

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

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchases (%)
Main Raw Material	2014	2013	2012	Country
PET resin	80.0	88.2	90.7	PRC, Korea, BVI
Additives	20.0	11.8	9.3	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2014 decrease by 15.3% compared to that in 2013.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2014.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;
•	quality and reliability of products;
•	technical/manufacturing capability;
•	industrial reputation; and
•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Ningbo Shunsu Film Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Part of our land use rights, plant, office buildings and part of facilities in operation have been mortgaged to one bank in the PRC.

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

As discussed in the Second Notification, Ms. Qing Liu and Mr. Zhixin Han transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, 65.45% of its outstanding ordinary shares were controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies, Mr. Zheng Min.

On August 14, 2013, the Company received the first notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. The Company learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China and the Company became aware that the fifth public auction has resulted in the acceptance of a successful bid. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”), the successful bidder in the fifth public auction of 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction.According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd (“SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group, is also Hongkong Ruishang’s chairman.This disclosure is based solely on information contained in a Schedule 13D amendment filed by Hongkong Ruishang with the SEC on November 12, 2014.

On May 14, 2014, the Company announced that it received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of the Company’s 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of the outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.This disclosure is based solely on information contained in a Schedule 13D filed by Shandong Fuhua with the SEC on December 30, 2014.

In November 2014, certain of our directors and officers, namely, Messrs. Xiaoan He (our former chief executive officer), Xiuyong Zhang, Yong Jiang, and Xiaoming Wang, and Mr. Xuehua Li (who was appointed as the Vice President of Fuwei Films (Shandong) Co., Ltd. in July 2014) caused the transfer of an aggregate of 187,200 ordinary shares of the Company that they collectively own through Everise Investment Management Co., Ltd., a Hong Kong corporation (“Everise Investment”), to Ms. Guo Jing, who is currently the sole director of Everise Investment.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2014, 2013 and 2012, the total cost of raw materials made up approximately 67.8%, 71.4% and 73.0% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 80.0% and 20.0%, respectively, of our total cost of raw materials in 2014. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2014, 2013 and 2012, approximately 84.9%, 86.3% and 81.1%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Materials costs	67.8%	71.4%	73.0%
Energy expense	9.9%	9.0%	8.3%
Factory overhead	16.4%	14.6%	13.9%
Packaging materials	2.8%	2.7%	3.0%
Direct labor	3.1%	2.3%	1.8%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 80.0% and 20.0%, respectively of our total materials costs in 2014.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2014, the depreciation expense and repair and maintenance expenditure accounted for 79.9% and 13.7% of factory overhead, respectively.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate of 15% during the term from January 1, 2011 to December 31, 2013 pursuant to Enterprise Income Tax Law. In December 2014, Shandong Fuwei failed to be designated as a High Technology Enterprise and it became subject to a standard enterprise income tax at a rate of 25%.

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2014, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 2.6% and 2.6% in 2014, 2013 and 2012, respectively.

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

As of December 31, 2014, our largest trade debtor was Eternal Electronic Material (Guangzhou) Co., Ltd, a company based in China, The balance of trade receivables from Eternal Electronic Material (Guangzhou) Co., Ltd, was RMB1.89 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2014, 2013 and 2012 is as follows (in thousands):

	December 31,2014		December 31,2013	December 31,2012
	RMB	US$	RMB	RMB
Balance at beginning of year	795	128	1,196	1,785
Bad debt expense (recovery)	30	5	(401)	(589)
Write-offs	-	-	-	-

Balance at end of year	825	133	795	1,196

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

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,
	2014	2013	2012
	(% of Total Revenue)
Gross profit	(6.0)	(5.1)	(0.8)
Operating expenses	(15.3)	(16.1)	(16.3)
Other expense	(4.0)	(1.5)	0.5
Income tax benefit (loss)	0.3	3.3	2.1
Net income (loss)	(25.1)	(19.3)	(14.6)

Fiscal year ended 2014 compared to fiscal year ended 2013

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2014			2013
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	118,560	19,108	41.7%	142,309	46.7%
Printing film	32,987	5,317	11.6%	27,852	9.1%
Metallized film	6,397	1,031	2.2%	17,686	5.8%
Specialty film	79,609	12,830	28.0%	89,382	29.3%
Base film for other applications	46,911	7,561	16.5%	27,721	9.1%
	284,464	45,847	100%	304,950	100.0%

During the fiscal year ended December 31, 2014, net revenues were RMB284.5 million (US$45.8 million), compared to RMB305.0 million during the same period in 2013, representing a decrease of RMB20.5 million or 6.7%, mainly due to the reduction of average sales price by 8.8% caused by oversupply arising from stronger competition in China and the decrease in the price of main raw materials.

In 2014, sales of specialty films were RMB79.6 million (US$12.8 million) or 28.0% of our total revenues as compared to RMB89.4 million or 29.3% in 2013, which was a decrease of RMB9.8 million, or 11.0%, as compared to the same period in 2013. For further analysis of the factors causing specialty films revenue decrease, the reduction of average sales price caused a decrease of RMB4.6 million and sales volume factor made a decrease of RMB5.2 million. The decrease was largely attributable to the decrease in sales volume and prices for dry films and heat shrinkable films due to the entrances of new competitors.

Overseas sales were RMB43.0 million or US$6.9 million, or 15.1% of total revenues, compared with RMB41.9 million or 13.7% of total revenues in 2013. For further analysis of the factors causing overseas sales decrease, the decrease of average sales price caused a decrease of RMB6.6 million and sales volume factor made an increase of RMB7.7 million.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2014 and 2013 (amounts in thousands):

	For the year ended December 31,
	2014			2013
	RMB	US$	% of Total	RMB	% of Total
Sales in China	241,446	38,914	84.9%	263,076	86.3%
Sales in other countries	43,018	6,933	15.1%	41,874	13.7%
	284,464	45,847	100.0%	304,950	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2014 totaled RMB301.6 million (US$48.6 million) as compared to RMB320.4 million in the prior year. This was RMB18.8 million or 5.9% lower than the same period in 2013. For further analysis of the factors causing cost of goods sold decrease, the reduction of unit cost of goods sold caused a decrease of RMB26.2 million and sales volume factor made an increase of RMB7.4 million. The decrease of cost of goods was mainly due to the price reduction of raw materials.

Gross (Loss) Profit

Our gross loss was RMB17.2 million (US$2.8 million) for the year of 2014, representing a gross margin of (6.0) %, as compared to a gross margin of (5.1) % in 2013. Gross margin decreased by 0.9 percentage points compared to the same period in 2013. Our average unit sales price decreased by 8.8% compared to last year. The unit sales cost decreased by 8% due to the price reduction of main raw materials. Consequently, the decrease in product sales price exceeded that in cost of goods sold per unit during 2014 compared with 2013, which contributed to the decrease in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2014 were RMB43.5 million, a decrease of RMB5.5 million, or 11.2%, as compared to 2013. The sales expenses decreased by RMB1.7 million mainly due to the reduction of freight. The administrative expense reduced by 3.8 million mainly attributable to the decrease in research and development expenses.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2014 was RMB11.4 million (US$1.8 million), compared to total other income of RMB4.6 million in 2013. Total other expense of 2014 increased comparing to that of 2013, which mainly attributed to increased interest expense. Interest expense totaled RMB12.5 million (US$2.0 million) during 2014, RMB2.4 million or 23.8% higher than that in 2013, which was mainly due to higher interest payment associated with increased loans from related party .

Income Tax Benefit (Expense)

Income tax benefit during the year ended December 31, 2014 was RMB0.74 million (US$0.119 million) compared to an income tax benefit of RMB10.0 million during 2013, which was mainly attributable to tax effect of changes in deferred tax during 2014. We did not recognize deferred tax assets for the loss of 2014 after considering the possibility of realizing the benefits under the conservatism principle.

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

Overseas sales were RMB41.9 million or US$6.9 million, or 13.7% of total revenues, compared with RMB70.6 million or 18.9% of total revenues in 2012. For further analysis of the factors causing overseas sales decrease, the increase of average sales price caused an increase of RMB1.6 million and sales volume factor made a decrease of RMB30.3 million. The decrease in overseas sales was mainly due to the slow growth in demand from enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to decrease in orders from the overseas market and a significant decrease of the sales prices compared to the same period of 2012.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2013 and 2012 (amounts in thousands):

	For the year ended December 31,
	2013			2012
	RMB	US$	% of Total	RMB	% of Total
Sales in China	263,076	43,457	86.3%	302,290	81.1%
Sales in other countries	41,874	6,917	13.7%	70,576	18.9%
	304,950	50,374	100.0%	372,866	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2013 totaled RMB320.4 million (US$52.9 million) as compared to RMB376.0 million in the prior year. This was RMB55.6 million or 14.8% lower than the same period in 2012, mainly due to the decreased sales volume of 14.0% in 2013 compared to the same period in 2012. Additional factors causing a decrease in cost of goods sold included, the reduction of unit cost of goods sold causing a decrease of RMB2.9 million and a decrease of RMB52.7 million in sales volume

Gross (Loss) Profit

Our gross loss was RMB15.4 million (US$2.5 million) for the year of 2013, representing a gross margin of (5.0)%, as compared to a gross margin of (0.8)% in 2012. Gross margin decreased by 4.2 percentage points compared to the same period in 2012. Our average unit sales price decreased by 4.9% compared to last year due to the excess capacity and stronger competition in the market. In addition, the main raw materials used in our production of BOPET films, polyethylene terephthalate (or PET) resin and additives, comprised approximately 71.4% of our total costs of goods sold and their prices were greatly influenced by price fluctuation in crude oil. Our main raw material costs, PET resin, were reduced by 3.0% compared to last year. Moreover, the remaining products sales costs, other than the costs of raw materials, comprising approximately 28.6% of our total cost of goods sold, increased by 1.1% compared to that in 2012. Consequently, the decrease in product sales price exceeded that in cost of goods sold per unit during 2013 compared with 2012, which contributed to the significant decrease in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2013 were RMB49.0 million, a decrease of RMB11.9 million, or 19.6%, as compared to 2012. The decrease was mainly due to no goodwill impairment for the year ended December 31, 2013.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2013 was RMB4.6 million (US$0.8 million), compared to total other income of RMB1.8 million in 2012. Total other expense of 2013 increased comparing to that of 2012, which was mainly due to the fact that most of interests were expenses in current year while all interest payments were capitalized in 2012. Interest payments totaled RMB12.2 million (US$2.0 million) during 2013, RMB1.0 million or 8.9% higher than that in 2012, which was mainly due to higher interest payment associated with capital lease obligations.

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

Our capital expenditures in 2014 have been primarily financed through short-term borrowings from financial institutions and related party. The interest rates of short-term borrowings from financial institutions during the three-year period from 2012 to 2014 ranged from 0% to 7.87%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2014, we had borrowings of RMB10.0 million from Weifang Dongfang State-owned Assets Management Co., Ltd. in the PRC.

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

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) to pay off five short-term loans to Bank of Communications Co., Ltd. In May, 2014, we obtained another loan for the amount of RMB15 million from SNTON Group solely for the purpose of purchasing raw materials. The interest rate of both loans shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China, which was based on the same interest rate calculation method that was used by Bank of Communications Co. Ltd. As of December 31, 2014, no payments have been made on the principal and interest of these two loans.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.7 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3.35 million (US$0.6 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2014 is 5.9%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

The credit line amounting to RMB50.0 million (US$8.0 million) granted by SPD bank was secured by a pledge of property, plant, land use right and equipments. The credit line was used for purchasing raw materials. The term of this credit line was from November 20, 2012 to November 17, 2015. As of December 31, 2014, the amount of credit line used was RMB47,769,500 with a remaining balance of RMB2,230,500.

We believe that, after taking into consideration our present and future banking facilities, borrowing from related party, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2014, 2013and 2012 is as follows (in thousands):

	2014		2013	2012
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	(18,161)	(2,929)	3,090	46,451

Net cash (used in) provided by investing activities	(10,538)	(1,698)	(32,069)	(85,389)

Net cash provided by (used in) financing activities	26,172	4,219	35,568	(202)

Effect of foreign exchange rate changes	(31)	(51)	(17)	(26)

Net increase (decrease) in cash and cash equivalent	(2,558)	(459)	6,572	(39,166)

Cash and cash equivalent
At beginning of the year	11,578	1,913	5,006	44,172
At end of the year	9,020	1,454	11,578	5,006

Operating Activities

Net cash used in operating activities was RMB18.2 million for the year ended December 31, 2014 as compared to net cash provided by operating activities of RMB3.1 million for the year ended December 31, 2013. This decrease in cash flows from operating activities was attributable primarily to the increased operating loss in current year.

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

Investing Activities

Net cash used in investing activities was RMB10.5 million in 2014 mainly due to investment in the third production line project.

Net cash used in investing activities was RMB32.1 million in 2013 mainly due to investment in the third production line project.

Net cash used in investing activities was RMB85.4 million in 2012 due to equipment purchase from Dornier.

Financing Activities

Net cash provided by financing activities was RMB26.2 million for the year ended December 31, 2014, which was mainly due to increased borrowing from related party..

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2014, 2013 and 2012, approximately 84.9%, 86.3%, and 81.1% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2014, 2013 and 2012 were 100%, 98.0%, and 84.9%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2014, 2013 and 2012 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2014, 2013 and 2012 were as follows (in thousands):

	For the year ended December 31,
	2014	2013	2012
	RMB	RMB	RMB
Buildings	-	-	-
Plant and equipment	5,353	1,667	6,106
Motor vehicles	-	-	-
Assets under construction	366	10,172	138,811
Others (computer and furniture fittings)	285	356	70
Total	6,004	12,195	144,987

The following table summarizes our contractual commitments as of December 31, 2014 and the effects caused by those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	3,311	3,311	-	-	-
Due to related parties
-Principal	120,000	120,000
-Interest(iii)	8,064	8,064
Bank loans(ii)
-Principal	10,000	3,350	6,650
-Interest(iii)	827	461	366		-
Obligations under capital lease(iv)
-Carrying amount of lease obligation	8,562	8,259	303
-Interest on unpaid obligation	299	296	3
Operating leases(v)	442	442	-	-	-
Total	151,505	144,183	7,322	-	-

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.
(ii)	We have a secured long-term loan of RMB10.0 million as for December 31, 2014. We also have long-term loans for RMB10.0 million. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. December 31, 2014, our principle of loans from related parties was RMB120 million and the interest was RMB6,145,400.

(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2014 plus an estimated risk premium on borrowing.
(iv)	The Group has commitments under capital lease agreements as for a part of new third production line and related equipment. The lease has terms of 3 years expiring by the end of December 2015.
(v)	The operating leases mainly relate to our rental of staff dorms and offices. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 2.6% and 2.6% in 2014, 2013 and 2012 respectively.

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

As of the date of this Annual Report, we have received 21 patents from, and have 3 patent applications pending with the PRC authorities.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2015, which will result in fierce price competition. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position

Zengyong Wang(1)	49	Chairman, Director and Chief Executive Officer

Xiuyong Zhang	45	Chief Financial Officer and Director

Tee Chuang Khoo (2)(3)	69	Independent Director

Changrong Ji (2)(3)(4)	69	Independent Director

Shan Jiang (2)	68	Independent Director

Zhimei Liu	43	General Manager of Shandong Fuwei

Yong Jiang	41	Board Secretary and Vice President of Shandong Fuwei

Xiaoming Wang	55	Vice President of Shandong Fuwei

Xuehua Li	43	Vice President of Shandong Fuwei

(1)	Mr. Zengyong Wang was appointed as Chairman of the Board of Directors and Chief Executive Officer of the Company, effective January 1, 2015 to fill the vacancy caused by resignation of Mr. Xiaoan He. Mr. Xiaoan He tendered his resignation as the Chairman of the Board of Directors and Chief Executive Officer of the Company, effective December 31, 2014.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

Mr. Zengyong Wang has been a director and Vice President of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) since February 2006, where he has been responsible for SNTON Group’s business management affairs, production planning and management and the supply market of SNTON Group’s subsidiaries. Mr. Wang has more than ten years of large-scale enterprise group management experience. From January 2001 to February 2006, Mr. Wang served as a member of the Board of Supervisors of SNTON Group. From October 2003 to February 2006, Mr. Wang was the director of human resources of SNTON Group. From January 1995 to October 2003, Mr. Wang was the General Manager responsible for the overall management of operations of SNTON Hualu New Materials Co., Ltd., of which the main products were new patterns of middle and high pressed glass fiber reinforced plastic composite pipe fittings used for oil translation. In 2009, Mr. Wang studied in a selected EMBA class in Tsinghua University School of Economics and Management. From 2000 to 2002, Mr. Wang studied Economics and Management in Shandong Provincial Committee Party School. In March 2001, Mr. Zengyong Wang received his professional title of Senior Engineer certificate awarded by Shandong Province Office of Personnel.

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

Ms. Zhimei Liu has been appointed as the General Manager of Fuwei Films (Shandong) Co., Ltd (“Fuwei Shandong”) by the Company since December 22, 2014, where she has been responsible for the overall business management, day-to-day operations and other affairs designated by the board of directors of Fuwei Shandong. From May 2012 to November 2014, Ms. Liu acted as the Director of Administration of Shandong SNTON Steel Cord Co., Ltd. (“SNTON Steel Cord”), a subsidiary of Shandong SNTON Group Co., Ltd. where she was responsible for formulating and implementing business strategies and operation. From December 2008 to April 2012, Ms. Liu was the Manager of Corporate Planning Department and the Manager of Staff Training Center of SNTON Steel Cord as an Associate Senior Engineer. From April 2007 to November 2008, Ms. Liu served as the Manager of Administration Department of SNTON Steel Cord where she was in charge of overall corporate project planning. From November 2005 to April 2007, Ms. Liu was the assistant manager of supplies department of SNTON Steel Cord where she was overseeing matters related to raw materials, equipment and supplies with respect to production. Ms. Liu joined Shandong SNTON Group Co., Ltd. in 1996 as a technician, office clerk, purchasing officer, sales person, and accountant in the subsidiary and branch company of Shandong SNTON Group Co., Ltd. Ms. Liu studied Business Management in China University of Petroleum from 2008 to 2011. In 1994, Ms. Liu graduated from Shandong Vocational College of Industry where her major was Computer Application.

Yong Jiang has been the Board Secretary since April 2011. Since July 2014, Mr. Jiang is the vice president and in charge of the products sale of Fuwei Films (Shandong) Co., Ltd. He is also assistant President of Fuwei Films (Shandong) Co., Ltd. since 2007. From 2003 to 2006, he served as assistant manager, deputy manager and manager of the marketing department for Shandong Fuwei. In 1998, he joined Weifang Neoluck Plastic Co., Ltd. where he was responsible for overseas sales and production planning. Since 2010, Mr. Jiang has been studying to obtain his EMBA degree in Nankai University. In 1998, he received his bachelor’s degree in Information Management and Information System from Shandong University.

Xiaoming Wang has been Vice President of Shandong Fuwei since January 2005 and is responsible for the management of our production facilities, production planning and engineering until June 2014. From July 2014, Mr. Wang is in charge of managing products quality. Prior to joining us, Mr. Wang was the vice manager of Weifang Engine Manufacturing Co. from 1986 to 1998 and the deputy general manager of Shandong Neo-Luck from 1998 to 2003. Mr. Wang was the deputy general manager of Shandong Fuwei during 2004. Mr. Wang was certified as a professional economist by the Shandong Province Human Resources Committee in 2001 and obtained a certificate in Economics Management awarded by the PRC Central Party Learning Institute and obtained a certificate in Business Enterprises Operational Management from the Shandong Television University in 1986.

Xuehua Li has been the Vice President of Fuwei Shandong since July 1, 2014 and has been responsible for the management of the production facilities and electrical and mechanical engineering management. From September 2007 to June 2014, Mr. Li was the assistant president of Fuwei Shandong where he was responsible for production operation and management. From September 2006 to August 2007, Mr. Li was the manager of Guangdong Sales Department of Fuwei Shandong where he was responsible for products sales of South China region.Mr. Li joined Fuwei Shandong’s marketing depapartment in 1997. Mr. Li  has been studying at Nankai University to obtain his EMBA degree.Mr. Li obtained his bachelor degree from Nankai University majored in Business Management in 2013.In 1995, Mr Ligraduated from Shandong Administration Institude where his major was International Trade and Economy.

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

Nasdaq Rule 5605(b)(1) requires that the Board be comprised of a majority of Independent Directors as such term is defined in Rule 5605(a)(2). The Company provided Nasdaq with a notice on December 25, 2007 stating that as a “Controlled Company”, it is exempt from the requirements of Rule 5605(b)(1). Pursuant to Rule 5615(c)(1), a “Controlled Company” is a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As of December 31, 2014, Hongkong Ruishang International Trade Co. Ltd controlled 52.9% of the outstanding ordinary shares of Fuwei. As a result, Fuwei is considered to be a Controlled Company and relied upon the exemption from December 25, 2007.

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 8 persons for the year ended December 31, 2014 was approximately RMB1.8 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Employment and Service Agreements

Executive Officers

We have entered into a Service Agreement dated April 27, 2005, with Mr. Xiaoan He for the position of Chief Executive Officer for a term of three years, effective December 25, 2006. On December 26, 2009, we extended the Service Agreement with Mr. He for three years to December 25, 2012. Additionally, on December 26, 2012, Mr. He’s Service Agreement was extended for three years to December 25, 2015. Under this Service Agreement, Mr. He’s annual basic salary is RMB500,000 and is eligible for a discretionary bonus. On December 1, 2014, Mr. Xiaoan He tendered his resignation as Chairman of the Board of Directors and Chief Executive Officer of the Company, effective December 31, 2014, due to personal reasons.

Mr. Zengyong Wang, who was previously elected as a new director to the Board of Directors at the Annual General Meeting held on December 1, 2014, was appointed as the Chairman of the Board of Directors and Chief Executive Officer, effective January 1, 2015 to fill the vacancy caused by resignation of Mr. Xiaoan He. Mr. Xiaoan He tendered his resignation as the Chairman of the Board of Directors and Chief Executive Officer of the Company, effective December 31, 2014. Mr. Zengyong Wang has entered into Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”) since 1995 and his salary is paid by SNTON Group.

Ms. Zhimei Liu was appointed as the General Manager of Shandong Fuwei in December 2014.

We entered into a Service Agreement with Mr. Xiuyong Zhang, our Chief Financial Officer. The initial term of his Service Agreement began from March 1, 2006 to March 1, 2009. Upon the expiration of his Service Agreement, we extended the term of his Service Agreement for another three years to March 1, 2012. Mr. Zhang’s Service Agreement was further renewed for a term of three years to February 28, 2015.On March 1, 2015, we entered into a new Service Agreement with Mr.Xiuyong Zhang with an unspecified term. Under the term of his new Service Agreement, effective from July 2014, Mr. Zhang’s annual salary was adjusted to RMB 380,000. Mr. Zhang can terminate his Service Agreement upon three months prior written notice or by paying the Company a sum equaling to three months salary in lieu of such notice. The Service Agreement may also be terminated by either party pursuant to the applicable provisions of the China Labor Law.

We have also entered into Service Agreements with our other executive officers. Mr. Yong Jiang renewed his service agreement with the Company in December 2011 with an unspecified term. The initial term of Mr. Xiaoming Wang’s Service Agreement was three years commencing from April 2, 2007. Upon expiration of his Service Agreement, it was renewed for two years to December 31, 2011. Mr. Wang’s Service Agreement was further renewed in December 2011 with an unspecified term. We entered into a Service Agreement with Mr.Xuehua Li with an unspecified term.

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

Under the terms of their respective Service Agreements, effective July 2014, Mr. Xiaoming Wang and Mr. Yong Jiang were entitled to an annual salary of RMB300,000 and RMB280,000, respectively. Mr.Xuehua Li’s annual salary is RMB280,000. Their annual salaries of each of Xiaoming Wang, Xuehua Li and Mr. Yong Jiang may be adjusted at the discretion of our Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements.

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

D. Employees

As of December 31, 2014, our total staff consisted of 261 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 9, 2015, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 13,062,500 ordinary shares outstanding as of April 9, 2015.

Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Zengyong Wang(1)	—		—
Xiuyong Zhang	—		—
Tee Chuang Khoo	—		—
Changrong Ji	—		—
Xiaoming Wang	—		—
Shan Jiang	—		—
Yong Jiang	—		—
All directors and executive officers as a group (7 persons)	—		—
5% Shareholders:
Hongkong Ruishang International Trade Co., Ltd., Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	6,912,503	(2)	52.9%
Shandong Fuhua Investment Company Limited, No.189 Dongfeng East Street,
Weifang, Shandong, People’s Republic of China.	1,637,497	(3)	12.54%

(1)	Mr. Zengyong Wang was appointed as Chairman of the Board of Directors and Chief Executive Officer of the Company, effective December 1, 2015 to fill the vacancy caused by resignation of Mr. Xiaoan He. Mr. Xiaoan He tendered his resignation as the Chairman of the Board of Directors and Chief Executive Officer of the Company, effective December 31, 2014.

(2)	The transfer of ownership of the 6,912,503 ordinary shares of the Company previously owned by the former shareholder of the Company, Weifang State-Owned Assets Operation Administration Company (“Administrative Company”) through Apex Glory Holdings Limited, a British Virgin Islands corporation (Apex Glory”), was the result of a public auction held in Jinan, Shandong Province, China. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong Optical”), who was entrusted to acquire the shares on behalf of Hongkong Ruishang, was registered as the successful bidder for the public auction. Shandong Optical is controlled by Mr. Xiusheng Wang and is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) and was entrusted to acquire the shares on behalf of Hongkong Ruishang, exercises no voting dispositive control over such shares. Mr. Wang is the chairman of the board of director of Hongkong Ruishang and SNTON Group and controls the power to vote and dispose of 6,912,503 ordinary shares of the Company. Apex Glory shares the power to vote and dispose of 6,912,503 ordinary shares of the Company. This information was derived from a Schedule 13D/A jointly filed by Apex Glory, Hongkong Ruishang and Mr. Wang on July 15, 2014 and as amended on November 12, 2014 with the SEC.

(3)	Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Company’s 1,637,497 ordinary shares through an ownership transfer from the Administration Company. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 1,637,497 ordinary shares of the Company through Easebright. Mr. Jingang Yang is as the director of Easebright.This information was derived from a Schedule 13Dfiled by Shandong Fuhuaon December 30, 2014 with the SEC.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2011 and ending December 31, 2014.

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

The transactions and balances with related parties are analyzed as follows:

(a) Transactions with Related Parties

During the years ended 2014, 2013 and 2012, we paid approximately RMB143,921 (USD$23,196), RMB163,690 and RMB152,905, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

As of December 31, 2014, the balance due from Joyinn Hotel Investment & Management Co., Ltd. was RMB21.0 million (US$3.38 million). The background of the long term deposit is disclosed in Note 10.

Obligations under sale-leaseback transaction amounting to RMB8.56 million (US$1.37 million) were guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd.

In April 2014, we borrowed RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which is the same interest rate calculation method used by Bank of Communications Co., Ltd. The interest must be paid quarterly and settled in full at the end of the year. As for December 31, 2014, the principle of this loan from related parties was RMB105 million and the interest was RMB5,476,600.

In May 2014, we borrowed RMB15,000 from Shandong SNTON solely for the purpose of purchasing raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which is the same interest rate calculation method used by Bank of Communications Co., Ltd. The interest shall be paid quarterly and settled in full at the end of the year. We have agreed to return the borrowing prior to December 31, 2014. As for December 31, 2014, the principle of this loan from related parties was RMB15 million and the interest was RMB668,800.

In November 2014 and December 2014, we purchased 760 Metric Tons of raw materials for a total amount of 4.66 million. The purchase prices were calculated according to the prices of Sinopec Yizheng Chemical Fibre Company Limited for the same month.

In December 2014, we purchased 58.4 Metric Tons of final products of BOPET for a total amount of 0.49 million. The purchase price was based on market price.

Shandong SNTON was entrusted to acquire 6,912,503 of our ordinary shares representing 52.9% beneficial ownership on behalf of Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) in a public auction. Hongkong Ruishang became the beneficial owner of 6,912,503 of our ordinary shares. Hongkong Ruishang and Mr. Xiusheng Wang, who is the Chairman of the board of director of both Hongkong Ruishang and SNTON Group, control the power to vote and dispose of 6,912,503 ordinary shares of the Company. In addition, Shandong SNTON is a wholly-owned subsidiary of SNTON Group.

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

Legal Proceedings.

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to six legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuweiwith a claim for RMB953,113 plus interest over disputes arising from the Procurement Contract between them. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties with a claim forRMB618,230 plus interest as a result of delaying payment. The case was heard on January 26, 2015, and March 3, 2015, where the two parties testified over the relevant evidence. To date, the case has not been decided.

On January 21, 2014, Shandong Fuwei received a complaint from the plaintiff, Zeng Wenhong, a Hong Kong citizen, against Shandong Fuwei with a claim for a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784. The plaintiff alleged that Shandong Fuwei has promised to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500,000 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. On October 28, 2014, the case was heard again and the plaintiff submitted additional evidence. The court is in the process of reviewing the case and to date no judgment has been entered.

On June 28, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties with a claim forRMB844,000 plus interest of RMB134,000. The case has been settled between the two parties. Pursuant to the terms of the settlement, Shandong Fuwei shall pay the plaintiff RMB750,000 through bank acceptance note prior to February 7, 2015. The remaining balance of RMB94,000 shall be paid within two days of reaching resolution on the eight remaining disputes between the two parties. Thereafter, neither party will bear any further liability. To date, Shandong Fuwei has made a payment to the plaintiff in the amount of RMB750,000.

On September 26, 2014, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the two parties for an amount of RMB99,702.88. Shandong Fuwei raised an objection upon filing its plea, and to date, no judgment has been entered bythe Beijing Daxing District People’s Court.

On October 24, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties for an amount of RMB38,000. The case has been settled between the two parties. Pursuant to the terms of the settlement agreement, Shandong Fuwei shall make a payment to the plaintiff for an amount of RMB38,000 and in return the plaintiff shall withdraw the case against Shandong Fuwei. The settlement has been completed.

On October 24, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties with a claim for an amount of RMB1,088,341.91 plus penalty for late payment in the amount of RMB770,000. The case has been settled between the two parties: Pursuant to the terms of the settlement agreement, Shandong Fuwei shall make a payment to the plaintiff in an amount of RMB1,088,341.91 plus an interest of RMB150,000 due to delaying payment and in return the plaintiff shall withdraw the case against Shandong Fuwei. The settlement has been completed.

B. Significant Changes.

No significant changes have occurred since the date of the consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 per share. As of April 9, 2015, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31,2012	$2.48	$0.80
December 31,2013	$4.00	$0.91
December 31,2014	$2.24	$0.58

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low
March 31, 2013	$1.95	$1.27
June 30, 2013	$1.40	$0.91
September 30, 2013	$4.00	$0.97
December 31, 2013	$1.55	$1.01
March 31, 2014	$2.24	$1.11
June 30, 2014	$1.84	$1.14
September 30, 2014	$1.39	$1.03
December 31, 2014	$1.13	$0.58

For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares
(Month Ended)	High	Low
November 30, 2014	$1.13	$0.87
December 31, 2014	$0.96	$0.58
January 31, 2015	$0.70	$0.50
February 28, 2015	$0.70	$0.54
March 31, 2015	$0.68	$0.57
April 1, 2015 (through April 7)	$0.60	$0.54

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

Shareholders’ Suits

The Cayman Islands Grand Court Rules allow shareholders to seek leave to bring derivative actions in the name of the Company against wrongdoers. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, who would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) to pay off five short-term loans to Bank of Communications Co., Ltd. In May, 2014, we obtained another loan for the amount of RMB15 million from SNTON Group solely for the purpose of purchasing raw materials. The interest rate of both loans shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which is the same interest rate calculation method used by Bank of Communications Co., Ltd.

We entered into five short-term loans contracts with Bank of Communications Co., Ltd. in April and May 2013 for a total amount of RMB105.0 million (US$17.3 million), including: (i) RMB20.0 million (US$3.3 million) on April 18, 2013, maturing on April 2, 2014; (ii) RMB20.0 million (US$3.3 million) on April 19, 2013, maturing on April 11, 2014; (iii) RMB25.0 million (US$4.1 million) on April 23, 2013, maturing on April 16, 2014; (iv) RMB20.0 million (US$3.3 million) on April 25, 2013, maturing on April 18, 2014; and (v) RMB20.0 million (US$3.3 million) on May 2, 2013, maturing on April 24, 2014. The annual interest rate of these bank loans is 7.2%, which was the rate increased by 20% compared with the benchmark interest rate announced by the People’s Bank of China on the date when the loan was credited to our bank account. As of December 31, 2014, the balance of short-term loans is zero.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd. for a term of eight years effective October 19, 2009, which will expire on October 18, 2017. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for the Company's key projects.

The credit line amounting to RMB50.0 million (US$8.0 million) granted by SPD bank was secured by a pledge of part of property, plant, land use right and equipment. The credit line was used to purchase raw materials. The term of this credit line is from November 20, 2012 to November 17, 2015. As of December 31, 2014, the amount of credit line used was RMB47,769,500 and the remaining balance was RMB2,230,500.

2)	Sale-Leaseback Contract

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased certain equipment included in the third production line, and simultaneously leased them back to Shandong Fuwei. Shandong Fuwei will pay rent totaling RMB21.95 million (including interest) to Far Eastern Leasing for 36 months beginning on December 26, 2012 until December 26, 2015. In March 2013, Shandong Fuwei signed another sale-leaseback contract with Far Eastern Leasing, pursuant to which it has agreed to pay total rent of RMB5.49 million (including interest) to Far Eastern Leasing for 36 months beginning on March 27, 2013 until March 27, 2016. The financed equipment mentioned above is covered by an insurance policy, the premium of which will be paid by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd.

3)	Ownership of Property Transfer Agreement under Sale-Leaseback Contract

On December 21, 2012, Shandong Fuwei signed an ownership of property transfer agreement under sale-leaseback contract with Far Eastern Leasing. According to relevant laws and regulations, through a sale-leaseback, Shandong Fuwei transferred a portion of the third line equipment which valued at RMB20.26 million to Far Eastern Leasing for RMB20.0 million. Pursuant to the terms of the agreement, Far Eastern Leasing will make a payment of RMB20.0 million to Shandong Fuwei within 7 business days upon effective date of the agreement. The payment was received by Shandong Fuwei on December 26, 2012.

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

With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “-Taxation on the Disposition of Ordinary Shares” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although our ordinary shares are currently listed and traded on the NASDAQ Global Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.

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

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2014 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2014 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2015) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of our ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we qualified as a PFIC in that taxable year. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which we are determined to be PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a year in which we are treated as a PFIC will be treated as ordinary income.

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

The rules dealing with PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

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

Although the Tax Residency Notice applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals, the determining criteria set forth in the Tax Residency Notice may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the Enterprise Income Tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% Enterprise Income Tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

As the New Tax Law and the implementation rules have only recently taken effect, it is uncertain as to how they will be implemented by the relevant PRC tax authorities. If dividend payments from Shandong Fuwei and from Fuwei (BVI) to us are subject to PRC withholding tax, our financial condition, and results of operations and the amount of dividends available to pay our shareholders may be adversely affected. Also, if dividends we pay to our overseas shareholders or gains realized by such shareholders from the transfer of our shares are subject to PRC tax, it may materially and adversely affect your investment return and the value of your investment in us. There is an income tax treaty in effect between the United States and China, so U.S. shareholders may be entitled to certain benefits under such treaty.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 2.0%, 2.6% and 2.6% in 2014, 2013 and 2012 respectively.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2014 due to the material weakness described below.

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

The Company’s independent auditor, Kabani & Company, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2014.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Item 16 [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has nominated Tee Chuang Khoo, Changrong Ji, and Shan Jiang as members of the Audit Committee, all of whom are “independent” under the rules of Nasdaq Marketplace Rule 4200(a) (15). In addition, Tee Chuang Khoo qualifies as an audit committee as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Code of Ethics for the members of our Board of Directors and Officers was approved by our Board of Directors on March 27, 2007.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with review and audit fee for 2014 and 2013 was US$149,000 and US$149,000, respectively.

Audit-Related Fees

The audit related fee of Kabani including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2014 and 2013 amounted to US$2,823 and US$5,151, respectively.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2014, 2013 and 2012.

Consolidated Balance Sheets as of December 31, 2014 and 2013.

Consolidated Statements of Cash Flows for the year ended December 31, 2014, 2013 and 2012.

Consolidated Statements of Equity for the year ended December 31, 2014, 2013 and 2012.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

4.1	Form of Underwriting Agreement. (1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007(3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007(3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He(2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005(2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007(4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008(4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011(7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011(8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

4.34	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013. (11)

4.35	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013. (11)

4.36	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013.(11)

4.37	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013. (11)

4.38	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013. (11)

4.39	Letter of Commitment between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 1, 2014. (12)

4.40	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 2, 2014. (12)

4.41	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated May 20, 2014. (12)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *

101.INS	XBRL Instance *
101.SCH	XBRL Taxonomy Extension Schema *
101.CAL	XBRL Taxonomy Extension Calculation *
101.DEF	XBRL Taxonomy Extension Definition *
101.LAB	XBRL Taxonomy Extension Labels *
101.PRE	XBRL Taxonomy Extension Presentation *

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.
(7)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2013 filed with the SEC on August 22, 2013.

(12)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2014 filed with the SEC on August 21, 2014.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman, Chief Executive Officer

By:	/s/ Xiuyong Zhang
Name: Xiuyong Zhang
Title: Chief Financial Officer

Dated: April 9, 2015

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2014, 2013 and 2012, all expressed in Chinese Yuan (Renminbi or RMB), and US Dollar (USD) expressed only for the year ended December 31, 2014.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of RMB151,973,000 or USD24,494,000 as of December 31, 2014. As more fully described in Note 3(t) to the consolidated financial statements, the Company has incurred a net loss of RMB71,344,000 or USD11,499,000, and the Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3(t). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

/s/ Kabani & Company, Inc.

Certified Public Accountants

Los Angeles, California

April 9, 2015

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2013

(amounts in thousands, except share and per share data)

		December 31, 2014		December 31, 2013
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		9,020	1,454	11,578
Restricted cash		48,085	7,750	41,422
Accounts and bills receivable, net	4	9,867	1,590	8,373
Inventories	5	24,034	3,874	38,454
Advance to suppliers	9	7,512	1,211	6,977
Prepayments and other receivables	6	18,772	3,025	26,107
Deferred tax assets - current	20	2,794	450	1,702
Total current assets		120,084	19,354	134,613

Property, plant and equipment, net	7	482,534	77,770	524,777
Construction in progress	7	366	59	632
Lease prepayments, net	8	18,406	2,967	18,999
Advance to suppliers - long term, net	9	722	116	2,134
Long-term deposit	10	16,760	2,701	16,760
Other Assets	11	12,500	2,015	13,244
Deferred tax assets - non current	20	21,573	3,477	20,888

Total assets		672,945	108,459	732,047

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	12	-	-	105,000
Long-term loan, current portion	12	3,350	540	-
Due to related parties	21	125,938	20,298	-
Accounts payables		29,484	4,752	33,454
Notes payable	13	95,539	15,398	81,990
Advance from customers		3,392	547	14,665
Accrued expenses and other payables	14	6,095	982	6,777
Obligations under capital leases-current	15	8,259	1,331	8,314
Total current liabilities		272,057	43,848	250,200

Obligations under capital leases	15	303	49	8,563
Long-term loan	12	6,650	1,072	10,000
Deferred tax liabilities	20	5,816	937	3,736

Total liabilities		284,826	45,906	272,499

Equity
Shareholders’ equity

Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,147	13,323

Additional paid-in capital		311,907	50,270	311,907
Statutory reserve		37,441	6,034	37,441
Retained earnings		25,043	4,036	96,370
Cumulative translation adjustment		1,199	194	1,266
Total shareholders’ equity		388,913	62,681	460,307
Non-controlling interest		(794)	(128)	(759)
Total equity		388,119	62,553	459,548
Total liabilities and equity		672,945	108,459	732,047

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2014, 2013 and 2012

(amounts in thousands, except share and per share data)

		The Year Ended December 31,

		2014		2013	2012
	Notes	RMB	US$	RMB	RMB
Net sales	16	284,464	45,847	304,950	372,866
Cost of sales	17,18	301,617	48,612	320,375	375,973

Gross loss		(17,153)	(2,765)	(15,425)	(3,107)

Operating expenses:
Selling expenses	17,18	15,202	2,450	16,839	18,212
Administrative expenses		28,337	4,567	32,130	32,389
Goodwill impairment		-	-	-	10,276
Total operating expenses		43,539	7,017	48,969	60,877

Operating loss		(60,692)	(9,782)	(64,394)	(63,984)

Other income (expense):
- Interest income		1,297	209	1,024	1,022
- Interest expense	19	(12,486)	(2,012)	(10,094)	-
- Others income (expense), net		(203)	(33)	4,505	798
Total other income (expense)		(11,392)	(1,836)	(4,565)	1,820

Loss before provision for income taxes		(72,084)	(11,618)	(68,959)	(62,164)

Income tax benefit	20	740	119	10,007	7,727

Net loss		(71,344)	(11,499)	(58,952)	(54,437)

Net income (loss) attributable to noncontrolling interests		(17)	(3)	19	(10)
Net loss attributable to the Company		(71,327)	(11,496)	(58,971)	(54,427)

Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		(18)	(3)	22	8
- Foreign currency translation adjustments attributable to the Company		(67)	(11)	44	(8)

Comprehensive income (loss) attributable to non-controlling interest		(35)	(6)	41	(2)
Comprehensive loss attribute to the Company		(71,394)	(11,507)	(58,927)	(54,435)

Loss per share, Basic and diluted	26	(5.46)	(0.88)	(4.51)	(4.17)
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2014, 2013 and 2012

(amounts in thousands, except share data)

	Ordinary Shares
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income	Total shareholders' equity	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2011	13,062,500	13,323	311,907	37,441	209,768	1,230	573,669	(798)	572,871

Net income (loss)	-	-	-	-	(54,427)	-	(54,427)	(10)	(54,437)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(8)	(8)	8	-

Balance as of December 31, 2012	13,062,500	13,323	311,907	37,441	155,341	1,222	519,234	(800)	518,434

Net income (loss)	-	-	-	-	(58,971)	-	(58,971)	19	(58,952)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	44	44	22	66
Balance as of December 31, 2013	13,062,500	13,323	311,907	37,441	96,370	1,266	460,307	(759)	459,548

Net income (loss)	-	-	-	-	(71,327)	-	(71,327)	(17)	(71,344)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(67)	(67)	(18)	(85)
Balance as of December 31, 2014	13,062,500	13,323	311,907	37,441	25,043	1,199	388,913	(794)	388,119
Balance as of December 31, 2014 US$	13,062,500	2,147	50,270	6,034	4,036	194	62,681	(128)	62,553

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2013 and 2012

(amounts in thousands)

	The Years Ended December 31,

	2014		2013	2012
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net loss	(71,344)	(11,499)	(58,952)	(54,437)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
- Loss on disposal of property, plant and equipment	101	16	33	10
- Loss on goodwill impairment	-	-	-	10,276
- Depreciation of property, plant and equipment	47,701	7,688	48,161	48,709
- Amortization of intangible assets	524	84	524	524
- Deferred income taxes	303	49	(10,007)	(7,727)
- Bad debt (recovery) expense	30	5	(1,744)	1,026
- Inventory provision	-	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(1,524)	(246)	13,615	31,460
- Inventories	14,421	2,324	(4,164)	7,483
- Advance to suppliers	(535)	(86)	7,909	(6,351)
- Prepaid expenses and other current assets	1,417	228	(398)	29,192
- Accounts payable	(3,970)	(640)	4,658	9,579
- Accrued expenses and other payables	(744)	(120)	38	789
- Advance from customers	(11,273)	(1,817)	2,952	(162)
- Tax payable	6,732	1,085	465	(23,920)

Net cash provided by (used in) operating activities	(18,161)	(2,929)	3,090	46,451

Cash flow from investing activities
Purchases of property, plant and equipment	(5,559)	(896)	(4,416)	(5,285)
Restricted cash related to trade finance	(6,656)	(1,073)	(19,974)	80,752
Advanced to suppliers - non current	1,412	228	3,165	57,500
Amount change in construction in progress	265	43	(8,785)	(207,432)
Interest capitalization related to CIP	-	-	(2,059)	(11,174)
Proceeds from sale of property, plant and equipment	-	-	-	250

Net cash used in investing activities	(10,538)	(1,698)	(32,069)	(85,389)

Cash flow from financing activities
Principal payments of short-term bank loans	(105,000)	(16,923)	(110,000)	(168,501)
Proceeds from short-term bank loans	-	-	105,000	110,000
Proceeds from related party	125,938	20,298	-	-
Payment of capital lease obligation	(8,315)	(1,340)	(8,123)	-
Change in notes payable	13,549	2,184	43,691	38,299
Proceeds from sale-leaseback equipment	-	-	5,000	20,000

Net cash provided by (used in) financing activities	26,172	4,219	35,568	(202)

Effect of foreign exchange rate changes	(31)	(51)	(17)	(26)

Net (decrease) increase in cash and cash equivalent	(2,558)	(459)	6,572	(39,166)

Cash and cash equivalent
At beginning of period/year	11,578	1,913	5,006	44,172
At end of period/year	9,020	1,454	11,578	5,006

SUPPLEMENTARY DISCLOSURE:
Interest paid	12,486	2,012	12,153	11,174
Income tax paid	-	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	3,070	495	7,466	6,003
Obligations for acquired equipment under capital lease:	8,562	1,380	16,877	20,000

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

On August 14, 2013, the Company announced that it had received the first notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. The Company learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON got 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares at a price of RMB101,800 (approximately US$16,573) or approximately US$2.40 per ordinary share.

On May 12, 2014, the Company announced that it had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, the Company believes Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of Shandong SNTON Group Co., Ltd., is also Hongkong Ruishang’s chairman.

On May 14, 2014, the Company announced that it received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of the Company’s 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of the outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

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

For the convenience of the readers, the RMB amounts for the year of 2014 included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.2046, being the noon buy rate for U.S. dollars in effect on December 31, 2014 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2014, or at any other date.

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

As of December 31, 2014 and 2013, there were cash and cash equivalents of RMB9,020 (US$1,454) and RMB11,578, respectively.

As of December 31, 2014 and 2013, there were restricted cash of RMB48,085 (US$7,750) and RMB41,422, respectively, as deposit in bank for letters of credit and banker’s acceptance bill.

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

Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciations for the years ended December 31, 2014, 2013 and 2012 were RMB47,701 (US$7,688), RMB48,161 and RMB48,709 respectively, of which 87.4%, 86.7% and 86.1% was recorded in cost of goods sold and 12.6%, 13.3% and 13.9% was recorded in administrative and selling expenses, respectively.

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

(j) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. No impairment was determined to exist as of December 31, 2014 and 2013.

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

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB8,005 (US$1,290), RMB10,906 and RMB9,617 for the year ended December 31, 2014, 2013 and 2012 and such costs were recorded in administrative expenses.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Under guidance contained in FASB ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We follow the recognition and disclosure provisions under guidance contained in FASB ASC 740-10-25. Under this guidance, tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The management of Fuwei Fillms believes that it will be able to realize the benefits of its deferred tax assets relating to net operating loss carryforward recognized before 2013 but it is expected that the Company still could not make profit in 2015 due to the strong competition situation of BOPET film industry and as a result, we did not recognize deferred tax assets for the loss of 2014 after considering the possibility of realizing the benefits under the conservatism principle.

(n) Loss per Share

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

(r) Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As of December 31, 2014 and 2013, the balance of predicted liability was RMB0 and RMB200, respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2014 and 2013 consolidated financial statements to conform to the fiscal 2014 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of December 31, 2014, the Company had a working capital deficiency of RMB151,973 (US$24,494) and accumulated deficit of RMB71,344 (US$11,499) from net losses incurred during the year of 2014. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

(u) Recently Issued Accounting Standards

Income Statement-Extraordinary and Unusual Items: In January 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-01 about Income Statement-Extraordinary and Unusual Items (Subtopic 225-20). ASU 2015-01 addresses the elimination from U.S. GAAP the concept of extraordinary items. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. This amended guidance will prohibit separate disclosure of extraordinary items in the income statement. This amendment is effective for years, and interim periods within those years, beginning after December 15, 2015. Entities may apply the amendment prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the year of adoption. The Company intends to adopt the accounting standard during the first quarter of 2016, as required, with no material impact.

Disclosure of Going Concern Uncertainties:    In August 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for us in our fourth quarter of fiscal 2017 with early adoption permitted. We do not believe the impact of our pending adoption of ASU 2014-15 on the Company’s financial statements will be material.

Revenue Recognition:    In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us in our first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2014		December 31, 2013
	RMB	US$	RMB
Accounts receivable	8,168	1,316	6,868
Less: Allowance for doubtful accounts	(825)	(133)	(795)
	7,343	1,183	6,073

Bills receivable	2,524	407	2,300
	9,867	1,590	8,373

An analysis of the allowance for doubtful accounts for 2014, 2013 and 2012 is as follows:

	December 31, 2014		December 31, 2013	December 31, 2012
	RMB	US$	RMB	RMB
Balance at beginning of year	795	128	1,196	1,785
Bad debt (recovery) expense	30	5	(401)	(589)
Write-offs	-	-	-	-

Balance at end of year	825	133	795	1,196

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31,2014		December 31,2013
	RMB	US$	RMB
Raw materials	13,221	2,131	16,322
Work-in-progress	1,873	302	3,436
Finished goods	14,429	2,326	24,114
Consumables and spare parts	622	100	693
Allowance for obsolescence	(6,111)	(985)	(6,111)
	24,034	3,874	38,454

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31,2014		December 31,2013
	RMB	US$	RMB
Prepayments	524	84	593
Other receivables	18,248	2,941	25,514
	18,772	3,025	26,107

(7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2014		December 31,2013
	RMB	US$	RMB
Buildings	77,828	12,544	76,888
Plant and equipment	764,093	123,149	759,970
Computer equipment	2,459	396	2,367
Furniture and fixtures	13,444	2,167	12,201
Motor vehicles	2,094	337	2,093
	859,918	138,593	853,519
Less: accumulated depreciation	(377,384)	(60,823)	(328,742)
	482,534	77,770	524,777

All of the Group’s buildings are located in the PRC. As of December 31, 2014 and 2013, property, plant and equipment plus land use rights with carrying value totaling RMB100,659 (US$16,223) and RMB262,809 respectively were pledged to banks as collateral for credit limits and loans(see Note 12).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. The interest capitalization was RMB0 and RMB2,059 during the years ended December 31, 2014 and 2013, respectively.

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31,2014		December 31,2013
	RMB	US$	RMB
Non-current portion	18,406	2,967	18,999
Current portion - amount charged to expense next year	524	84	454
	18,930	3,051	19,453

As of December 31, 2014, part of prepaid land use rights were pledged to banks as collateral for credit limit in bank (see Note 12).

Land use rights amortization for the year ended December 31, 2014, 2013 and 2012 were RMB524 (US$84), RMB454 and RMB454, respectively.

As of December 31, 2014, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB18,930 (US$3,051). The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(9) Advance to suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 12, 2014 and 2013, the current portion of advance to suppliers was RMB7,512 (US$1,211) and RMB6,977, respectively. The noncurrent portion of advance to suppliers was RMB722 (US$116) and RMB2,134, respectively.

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

As of December 31, 2014 and 2013 the total amount of the deposit was RMB16,760 (US$2,701) and RMB16,760, respectively.  On January 12, 2015, Shandong Fuwei received a notice (the “notice”) issued by Weifang State-owned Assets Operation Administration Company and Joyinn Hotel Investment & Management Co., Ltd. announced that all the agreements signed before between related parties were terminated and upon the receipt of RMB21,000 formerly as prepayment of capital increase returning from Joyinn Hotel Investment & Management Co., Ltd., Fuwei Shandong will handle procedures of removing the related share pledge. After reviewed by the Board of Directors (the “Board”) of Fuwei Films, the Board had approved the execution of the notice. On January 22, Shandong Fuwei received RMB21,000 returning from Joyinn Hotel Investment & Management Co., Ltd.

(11) Other assets

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of December 31, 2014 and 2013, the total amount of the other assets was RMB12,500 (US$2,015) and RMB13,244, respectively.

(12) Short-term and Long-term Bank Loans

	Interest rate per	12-31-2014		12-31-2013
Lender	annum	RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- April 18, 2013 to April 2, 2014	7.20%	-	-	20,000
- April 19, 2013 to April 11, 2014	7.20%	-	-	20,000
- April 23, 2013 to April 16, 2014	7.20%	-	-	25,000
- April 25, 2013 to April 18, 2014	7.20%	-	-	20,000
- May 2, 2013 to April 24, 2014	7.20%	-	-	20,000

LONG-TERM LOANS
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	5.9%	10,000	1,612	10,000
		10,000	1,612	115,000
Less: amounts classified as short-term loan		-	-	(105,000)
Less: long-term loan, current portion		(3,350)	(540)	-
Long-term Loan		6,650	1,072	10,000

Notes:

The Company has entered into six loan agreements with commercial banks to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2014 and 2013 was 7.2% and 7.42% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) to pay off five short-term loans to Bank of Communications Co., Ltd. In May, 2014, the Company obtained another loan for the amount of RMB15,000 from SNTON Group solely for the purpose of purchasing raw materials. The interest rate of both loans shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which was exactly the same interest rate calculation method when we paid off the loans to Bank of Communications.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,612) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$540) per year with the remaining principal balance of RMB3,300 (US$532) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2014 is 5.9%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31,2014		December 31,2013	December 31,2012
	RMB	US$	RMB	RMB
Secured by:
Property plant and equipment, Land use right			105,000	110,000
Bills receivable	-	-	-	-
Guarantee company	10,000	1,612	10,000	10,000
Restricted cash		-	-	-
	10,000	1,612	115,000	120,000

Long-term bank loans maturity for the next five years after December 31, 2014 are as follows:

	RMB	US$
Fiscal 2015	3,350	540
Fiscal 2016	3,350	540
Fiscal 2017	3300	532
Fiscal 2018	-	-
Fiscal 2019	-	-

(13) Notes Payable

The credit line amounting to RMB50,000 (US$8,059) granted by SPD bank was pledged part of property, plant, land use right and equipment and lease prepayments as security. The use time limit of this credit line was from November 20, 2012 to November 17, 2015. As for December 31, 2014, the used credit line amount was RMB47,770. The balance was RMB2,230.

As of December 31, 2014, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB95,539 (US$15,398) for payment in connection with raw materials on a total deposits of RMB47,774 (US$7,700) at SPD Bank.

Notes payable consisted of the following:

	December 31, 2014		December 31, 2013
Issuing bank	RMB	US$	RMB

SPD Bank	95,539	15,398	81,990
	95,539	15,398	81,990

(14) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2014		December 31,2013
	RMB	US$	RMB
Other payables	6,095	982	6,577
Predicted liability	-	-	200
	6,095	982	6,777

As of December 31, 2014 and 2013, the balance of predicted liability was zero and RMB200, respectively, which was estimated liability related to our defective products.

(15) Obligations under capital leases

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The lease has terms of 3 years expiring by the end of December, 2015. As of December 31, 2014, future payments under these capital leases are as follows:

	December 31,2014						December 31,2013
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	8,259	1,331	8,555	1,379	296	48	8,314	9,166	852
After 1 year but within 2 years	303	49	306	49	3	-	8,259	8,555	296
After 2 years but within 3 years	-	-	-	-	-	-	304	306	2
After 3 years	-	-	-		-		-	-	-
	8,562	1,380	8,861	1,428	299	48	16,877	18,027	1,150

Less: balance due within one year classified as current liabilities	(8,259)	(1,331)					(8,314)
	303	49					8,563

Details of obligations under capital leases are as follows:

	December 31,2014	December 31,2013
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum as of December 31, 2014	8,562	16,877

	8,562	16,877

Guarantee deposit of RMB800 (US$129) over the capital leased assets concerned and relevant insurance policies were provided to the lessor as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations are guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd.

(16) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2014, net revenues were RMB284,464 (US$45,847), compared to RMB304,950 during the same period in 2013, representing a decrease of RMB20,486 or 6.7%, mainly due to the reduction of average sales price by 8.8%. For further analysis of the factors causing revenue decrease, the reduction of average sales price caused a decrease of RMB27,575 and sales volume factor made an increase of RMB7,089.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2014		December 31, 2013	December 31, 2012
	RMB	US$	RMB	RMB
Sales in China	241,446	38,914	263,076	302,290
Sales in other countries (principally Europe, Asia and North America)	43,018	6,933	41,874	70,576
	284,464	45,847	304,950	372,866

Overseas sales were RMB43,018 (US$6,933,) or 15.1% of total revenues, compared with RMB41,874 or 13.7% of total revenues in 2013. The increase in overseas sales was mainly due to the increased sales volume.

The Company’s revenue by significant types of films for 2014, 2013 and 2012was as follows:

	December 31,2014			December 31,2013		December 31,2012

	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	118,560	19,108	41.7%	142,309	46.7%	202,029	54.2%
Printing film	32,987	5,317	11.6%	27,852	9.1%	42,449	11.4%
Metallized film	6,397	1,031	2.2%	17,686	5.8%	18,886	5.1%
Specialty film	79,609	12,830	28.0%	89,382	29.3%	92,536	24.8%
Base film for other applications	46,911	7,561	16.5%	27,721	9.1%	16,966	4.5%
	284,464	45,847	100.0%	304,950	100.0%	372,866	100.0%

In 2014, sales of specialty films were RMB79,609 (US$12,830) and 28.0% of our total revenues as compared to RMB89,382 and 29.3% in 2013, which was a decrease of RMB9,773, or 10.9%, as compared to the same period in 2013. The decrease was largely attributable to the decrease in sales volume and reduction in sales price for dry films and heat shrinkable films due to the entrances of new competitors..

(17) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31,2014		December 31,2013	December 31,2012
	RMB	US$	RMB	RMB
Cost of goods sold	40,728	6,564	41,771	41,918
Selling expenses	28	5	33	59
Administrative expenses	6,945	1,119	6,357	6,732
		-
	47,701	7,688	48,161	48,709

(18) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2014, 2013 and 2012, freight costs included in cost of goods sold were RMB3,603 (US$581), RMB3,738 and RMB2,527, respectively, and RMB10,196 (US$1,643), RMB11,770 and RMB10,534, respectively, were included in selling expenses.

(19) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2014, 2013 and 2012:

	December 31,2014		December 31,2013	December 31,2012
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	2,059	11,174
Interest cost charged to expense	12,486	2,012	10,094	-
	12,486	2,012	12,153	11,174

Interest expense in 2014 was higher than that in 2013, which was mainly due to higher interest payment associated with increased loans from related party.

(20) Income Taxes

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, the PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%. In 2014, Fuwei Films failed to be designated as a Hi-Tech Enterprise and it became subject to a standard enterprise income tax at a rate of 25%.

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2013, 2012 and 2011, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

	2013		2012	2011
	RMB	US$	RMB	RMB
Net income	-	-	-	(2,499)
Earnings per share
- Basic	-	-	-	(0.19)
- Diluted	-	-	-	(0.19)

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2014		2013	2012
	RMB	US$	RMB	RMB
Cayman Islands	(2,267)	(365)	(2,144)	(2,482)
British Virgin Islands	(3)	(1)	(3)	(3)
PRC	(69,772)	(11,245)	(66,860)	(59,655)
U.S.A	(42)	(7)	48	(25)
	(72,084)	(11,618)	(68,959)	(62,164)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption. As of December 31, 2014, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. In 2014, Fuwei Films failed to be designated as High-and-New Tech Enterprise. Accordingly, the deferred taxes as of December 31, 2014 have been calculated employing the statutory rate of Shandong Fuwei of 25%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2012	-	7,727	7,727

Year ended December 31, 2013	-	10,007	10,007

Year ended December 31, 2014	1,043	(303)	740
Year ended December 31, 2014 (US$)	168	(49)	119

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 25%, 15%, 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2014, 2013 and 2012 for the following reasons:

	2014		2013	2012
	RMB	US$	RMB	RMB
Income (loss) before income taxes	(72,084)	(11,618)	(68,959)	(62,164)

Computed “expected” tax expense	(218)	(35)	(218)	-
Non-deductible expenses	-	-	-	-
Non-taxable income	218	35	131	-
Tax holiday	-	-	87	-
Tax effect of deferred tax and tax rates differential	740	119	10,007	7,727

Actual income tax benefit (expense)	740	119	10,007	7,727

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2014 and 2013 are presented below.

	December 31,2014		December 31,2013
	RMB	US$	RMB
Current
Accounts receivable	206	33	119
Other receivables	1,060	171	636
Inventory impairment	1,528	246	917
Estimated Loss due to Product Warranty	-	-	30
	2,794	450	1,702
Non-current
Property, plant and equipment, principally due to differences in depreciation	1,998	322	1,340
Construction in progress, principally due to capitalized interest	(5,212)	(841)	(3,363)
Lease prepayments, principally due to differences in charges	(604)	(97)	(373)
Allowance for advanced to supplier-long term	68	11	41
Net loss carryforward	19,507	3,144	19,507
	15,757	2,539	17,152
Net deferred income tax assets	18,551	2,989	18,854

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Considering the level of historical performance of Shandong Fuwei, management believes that it will be able to realize the benefits of its deferred tax assets relating to net operating loss carryforward recognized before 2013. However, we did not recognize deferred tax assets for the loss of 2014 after considering the possibility of realizing the benefits under the conservatism principle..

(21) Related Party Transactions

Name of party	Relationship

Hongkong Ruishang International Trade Co.,Ltd. (the “Hongkong Ruishang”)	Shareholder of the Company (52.9%)

Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”)	Shareholder of the Company (12.54%)

Hongkong Ruishang International Trade Co.,Ltd. (the “Hongkong Ruishang”)	Subsidiary of Shandong SNTON Group Co.,Ltd.(“SNTON Group”)

Shandong SNTON Optical Materials Technology Co.,Ltd.( SNTON Optical)	Subsidiary of Shandong SNTON Group Co.,Ltd.(“SNTON Group”)

In April 2014, the Company borrowed RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which was exactly the same interest rate calculation method when we paid off the loans to Bank of Communications. The interest must be paid quarterly and settled in full at the end of the year. As for December 31, 2014, the principal of this loan from related parties was RMB105,000 and the interest was RMB5,477. As of December 31, 2014, no payment on the principal and interest has been made.

In May 2014, the Company borrowed RMB15,000 from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely for the purpose of purchasing raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which was exactly the same interest rate calculation method when we paid off the loans to Bank of Communications. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to return the borrowing prior to December 31, 2014. As for December 31, 2014, the principal of this loan from related parties was RMB15,000 and the interest was RMB669. As of December 31, 2014, no payment on the principal and interest has been made.

In November 2014 and December 2014, we purchased 760 Metric Tons of raw materials for a total amount of RMB4,657. The purchase prices were calculated according to the prices of Sinopec Yizheng Chemical Fibre Company Limited for the same month.

In December 2014, we purchased 58.4 Metric Tons of final products of BOPET for a total amount of RMB 489. The purchase price was based on market price.

During the years ended 2014, 2013 and 2012, we paid approximately RMB144 (USD$23), RMB164 and RMB153, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

As of December 31, 2014, the balance due from Joyinn Hotel Investment & Management Co., Ltd. Was RMB16, 760 (US$2,701), net of impairment of RMB4, 240 (US$ 683). The background of the long term deposit is disclosed in Note 10.

Obligations under sale-leaseback transaction amounting to RMB8,562 (US$1,380) were guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd.

(22) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,097(US$177), RMB1,047 and RMB949 for the year ended December 31, 2014, 2013 and 2012 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2014.

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

(24) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2014, 2013 and 2012.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2014 and 2013.

Percentage of accounts receivable outstanding (%) December 31, 2013
Eternal Electronic Material (Guangzhou) Co., Ltd.	39.0%

Percentage of accounts receivable outstanding (%) December 31, 2014
Eternal Electronic Material (Guangzhou) Co., Ltd.	23.2%
LG HAUSYS LTD	11.1%
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	11.1%
Yunnan Dexin Zhiye Co., Ltd.	10.3%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2014, 2013 and 2012. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied10% or more of our raw materials for each of the year ended December 31, 2014, 2013 and 2012:

		Percentage of total purchases (%)
Supplier	Item	2014	2013	2012
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	60.0%	56.7%	36.4%
Jiangyin Huaxing Compound Co., Ltd.	PET resin	-	4.1%	16.5%

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB3, 468 (US$ 559) and RMB23 as of December 31, 2014, respectively.

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB1, 928 and RMB23 as of December 31, 2013, respectively.

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB6, 202 and RMB3, 069 as of December 31, 2012, respectively.

(c) Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, accounts receivable and other receivables arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company maintains large sums of cash in two major banks in China. The aggregate balance in such accounts as of December 31, 2014 was RMB 5,764(US $929). There is no insurance securing these deposits in China. The Company has a diversified customer base, most of which are in China.

(25) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2014 are as follows:

	December 31, 2014
	RMB	US$
Operating lease commitments	442	$71

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2014, 2013 and 2012, total rental expenses for non-cancelable operating leases were RMB436 (US$70), RMB410 and RMB383, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2014 were RMB3,311 (US$534).

(c) Outstanding bills receivable discounted

As of December 31, 2014, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to six legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuweiwith a claim for RMB953 plus interest over disputes arising from the Procurement Contract between them. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties with a claim for RMB618 plus interest as a result of delaying payment. The case was heard on January 26, 2015, and March 3, 2015, where the two parties testified over the relevant evidence. To date, the case has not been decided.

On January 21, 2014, Shandong Fuwei received a complaint from the plaintiff, Zeng Wenhong, a Hong Kong citizen, against Shandong Fuwei with a claim for a refund of US$500 (approximately RMB4,138) and related interest of RMB2,332. The plaintiff alleged that Shandong Fuwei has promised to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. On October 28, 2014, the case was heard again and the plaintiff submitted additional evidence. The court is in the process of reviewing the case and to date no judgment has been entered.

On June 28, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties with a claim for RMB844 plus interest of RMB134. The case has been settled between the two parties. Pursuant to the terms of the settlement, Shandong Fuwei shall pay the plaintiff RMB750 through bank acceptance note prior to February 7, 2015. The remaining balance of RMB94 shall be paid within two days of reaching resolution on the eight remaining disputes between the two parties. Thereafter, neither party will bear any further liability. To date, Shandong Fuwei has made a payment to the plaintiff in the amount of RMB750.

On September 26, 2014, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the two parties for an amount of RMB100. Shandong Fuwei raised an objection upon filing its plea, and to date, no judgment has been entered bythe Beijing Daxing District People’s Court.

On October 24, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties for an amount of RMB38. The case has been settled between the two parties. Pursuant to the terms of the settlement agreement, Shandong Fuwei shall make a payment to the plaintiff for an amount of RMB38 and in return the plaintiff shall withdraw the case against Shandong Fuwei. The settlement has been completed.

On October 24, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties with a claim for an amount of RMB1,088 plus penalty for late payment in the amount of RMB770. The case has been settled between the two parties: Pursuant to the terms of the settlement agreement, Shandong Fuwei shall make a payment to the plaintiff in an amount of RMB1,088 plus an interest of RMB150 due to delaying payment and in return the plaintiff shall withdraw the case against Shandong Fuwei. The settlement has been completed.

(26) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2014, 2013 and 2012 have been calculated as follows:

	2014		2013	2012
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	(71,327)	(11,496)	(58,971)	(54,427)

Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Basic and diluted earnings (loss) per share	(5.46)	(0.88)	(4.51)	(4.17)

(27) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2014, an aggregate amount of RMB37,441 (US$6,034) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2014, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 51.9% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2014 and 2013

	2014		2013
	RMB	US$	RMB

Cash and cash equivalents	106	17	67
Other current assets	263,817	42,520	262,449
Investments in subsidiaries	369	59	367

Total assets	264,292	42,596	262,882

Current liabilities	54,906	8,849	52,325
Total shareholders’ equity	209,386	33,747	210,558

Total liabilities and shareholders’ equity	264,292	42,596	262,882

Condensed unaudited Statements of Operations (For the years ended December 31, 2014, 2013 and 2012)

	2014		2013	2012
	RMB	US$	RMB	RMB

Interest income (expenses)	(11)	(2)	(9)	(13)
General and administrative expenses	(2,257)	(364)	(2,135)	(2,468)
Other income	-	-	-	-
Loss before equity in undistributed earnings of subsidiaries	(2,268)	(366)	(2,144)	(2,482)
Equity in earnings of subsidiaries	(69,076)	(11,133)	(56,808)	(51,956)

Net income	(71,344)	(11,499)	(58,952)	(54,437)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2014, 2013 and 2012)

	2014		2013	2012
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	(71,344)	(11,499)	(58,952)	(54,437)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	69,076	11,133	56,808	51,956
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	-	-	(124)	61

Net cash provided by operating activities	(2,268)	(366)	(2,268)	(2,420)

Cash flow from financing activities

Payments to related parties	2,310	372	2,272	2,365
Proceeds from related parties	(3)	-	-	-

Effect of exchange	-	-	(2)	(1)

Net cash provided by (used in) financing activities	2,307	372	2,270	2,364

Net increase (decrease) in cash	39	6	2	(56)
Cash:
At beginning of year	67	11	65	121
At end of year	106	17	67	65

(28) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2014	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	70,705	11,374	69,984	11,281	69,217	11,277	74,558	12,017	284,464	45,847
Gross loss	(69)	(11)	(9,498)	(1,531)	(3,109)	(506)	(4,477)	(721)	(17,153)	(2,765)
Net loss	(13,259)	(2,133)	(22,981)	(3,705)	(17,759)	(2,893)	(17,328)	(2,791)	(71,327)	(11,496)
Basic and diluted loss per share	(1.02)	(0.16)	(1.76)	(0.28)	(1.36)	(0.22)	(1.33)	(0.21)	(5.46)	(0.88)

(29) Subsequent Event

On January 12, 2015, Shandong Fuwei received a notice (the “notice”) issued by Weifang State-owned Assets Operation Administration Company and Joyinn Hotel Investment & Management Co., Ltd. announced that all the agreements signed before between related parties were terminated and upon the receipt of RMB21,000 formerly as prepayment of capital increase returning from Joyinn Hotel Investment & Management Co., Ltd., Fuwei Shandong will handle procedures of removing the related share pledge. After reviewed by the Board of Directors (the “Board”) of Fuwei Films, the Board had approved the execution of the notice. On January 22, Shandong Fuwei received RMB21,000 returning from Joyinn Hotel Investment & Management Co., Ltd.

