Form 20-F/A
period 2014-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2015-07-10
CIK 1381074

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

☐    Yes   ☒    No

Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2014 (“Form 20-F”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2015. This Form 20-F/A amends and restates the following Items of the Form 20-F: Item 5. Operating and Financial Review and Prospects, Item 15. Controls and Procedures and Item 19. Exhibits.

2

TABLE OF CONTENTS

DESCRIPTION		PAGE
	PART I
Item 5	Operating and Financial Review and Prospects	4
	PART II
Item 15	Controls and Procedures	18
	PART III
Item 19	Exhibits	20

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

In 2015, our main source of cash flows will be generated from operating activities and loans from a related party, Shandong SNTON Group Co., Ltd. (“SNTON Group”), parent company of our major shareholder. These capital resources will be mainly used to maintain our ordinary production and daily management, obligations under capital lease, paying off bank loans as they become due and the payment of the remaining balance due on construction capital expenditures.

The total amount due in respect of obligations under capital lease for 2015 is expected to be RMB8,259,000 or US$1,331,000 and we believe the likelihood of an event of default is improbable.

The total amount due in respect of outstanding bank loans for 2015 is expected to be RMB3,350,000 or US$540,000 and we believe the likelihood of an event of default is improbable. Due to anticipated significant pressure in future conditions in our target markets, we expect cash flows generated from operating activities will not meet our needs to maintain our ordinary production and daily management. Due to current economic downturn in China, it is difficult to obtain new bank loans.

Accordingly, we expect that loans from SNTON Group will be our main source of cash flows to maintain our operations. As of the date of this Form 20-F/A, the total accumulated amount of loans from SNTON Group and Shandong SNTON Optical Materials Technology Co., Ltd., a subsidiary of SNTON Group, (“Shandong SNTON”) in 2015 is RMB130,000,000. As a result, we will not be able to maintain our operations without receiving loans from SNTON Group and will not be able to pay off our obligations when they become due.

We believe that, after taking into consideration our present and future banking facilities, borrowing from related party, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2014, 2013 and 2012 is as follows (in thousands):

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

Dated: July 10, 2015

