Form 20-F
period 2015-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2016-04-07
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

____________________________________________________________

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(Address of principal executive offices)

Yong Jiang

Tel: +86 133 615 59266

fuweiir@fuweifilms.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

As of December 31, 2015, there were 13,062,500 ordinary shares outstanding.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

Our ordinary shares are listed on the Nasdaq Capital Market, or NASDAQ, under the symbol “FFHL”.

Except as otherwise required and for purposes of this Annual Report only:

·	“Fuwei”, “Company”, “us”, “our” or “we” refer to Fuwei Films (Holdings) Co., Ltd. The term “you” refers to holders of our ordinary shares.
·	“China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government.
·	All references to “Renminbi,” or “RMB” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
·	“BOPET” refers to the Biaxially Oriented Polyester Film.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Chinese Yuan (“Renminbi” or “RMB”).  In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “RMB” are to the currency of China.

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB6.4778 on December 31, 2015.

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

	Average	High	Low	Period-end

2010(1)	6.7788	6.8336	6.5820	6.6118
2011(1)	6.4630	6.6364	6.2939	6.2939
2012(1)	6.3088	6.3879	6.2221	6.2301
2013(1)	6.1478	6.2438	6.0537	6.0537
2014(1)	6.1620	6.2591	6.0402	6.2046
2015(1)	6.2827	6.4896	6.1870	6.4778
November 2015(2)	6.3640	6.3945	6.3180	6.3883
December 2015(2)	6.4491	6.4896	6.3883	6.4778
January 2016(2)	6.5726	6.5932	6.5219	6.5752
February 2016(2)	6.5501	6.5795	6.5154	6.5525
March 2016(2)	6.5027	6.5500	6.4480	6.4480
April 2016(2) (3)	6.4776	6.4776	6.4776	6.4776

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
(2)	Monthly average is calculated by averaging the daily rates during the relevant period.
(3)	As of April 1, 2016, the exchange rate was 6.4776.

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

The following selected historical statement of income data for the years ended December 31, 2015, 2014 and 2013 and the selected historical balance sheet data as of December 31, 2015 and 2014 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2012 and 2011, and the selected historical balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2015		2014	2013	2012	2011
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	248,862	38,418	284,464	304,950	372,866	537,645
Gross (loss) profit	(4)	(-)	(17,153)	(15,425)	(3,107)	85,472

Operating (loss) income	(61,186)	(9,445)	(60,692)	(64,394)	(63,984)	30,736
Interest expense	(8,333)	(1,286)	(12,486)	(10,094)	-	(10,227)

(Loss) Income before income taxes	(62,068)	(9,581)	(72,084)	(68,959)	(62,164)	24,993

Net (loss) income attributable to the Company	(69,065)	(10,662)	(71,327)	(58,971)	(54,427)	21,081
(Loss) Earnings per share
Basic	(5.29)	(0.82)	(5.46)	(4.51)	(4.17)	1.61
Diluted	(5.29)	(0.82)	(5.46)	(4.51)	(4.17)	1.61
Weighted average number ordinary shares, Basic and diluted
Basic	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500
Diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

	Year Ended
	December 31,
	2015		2014	2013	2012	2011
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	14,355	2,216	9,020	11,578	5,006	44,172
Accounts and bills receivable, net	10,046	1,551	9,867	8,373	21,587	52,457
Inventories	29,574	4,565	24,034	38,454	34,291	41,774
Total current assets	124,602	19,235	120,084	134,613	123,915	281,904
Property, plant and equipment, net	431,021	66,538	482,534	524,777	233,335	277,119
Total assets	603,771	93,206	672,945	732,047	747,550	790,174
Short-term bank loans	-	-	-	105,000	110,000	168,501
Total current liabilities	276,201	42,638	272,057	250,200	201,922	205,492
Total shareholders’ equity	319,698	49,353	388,913	460,307	519,234	573,669

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2011, 2012 and 2013 due to its status as a High-and-New Tech Enterprise since December 2009. In 2014, Shandong Fuwei failed to be designated as such and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2013, 2012 and 2011:

	Year Ended December 31,
(In thousands, except per share	2013		2012	2011
data)	RMB	US$	RMB	RMB

Net income	-	-	-	(2,499)

Earnings per share
- basic	-	-	-	(0.19)
- diluted	-	-	-	(0.19)

The 2015 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB6.4778, which was the noon buying rate for U.S. dollars in effect on December 31, 2015 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2015, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2015, this change in policy resulted in an approximately 20.1% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. The Company generates its revenue in the PRC in Renminbi and its overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

Our business may be adversely affected by the exchange rate fluctuation of RMB against the U.S. dollar and trade protection measures in place by several countries against exports of BOPET films from China.

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

The total cost of raw materials made up approximately 66.4%, 67.8% and 71.4% of our production cost in 2015, 2014 and 2013, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 82.2% and 17.8% of our total cost of raw materials in the past three years on average.

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

In 2016, it is expected that there will be a continued capacity expansion within China. The further growing oversupply plus price fluctuations of raw materials may continuously have an adverse impact on the results of our operations. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in substantial increase in production of BOPET films from 2011 to 2015. As a result, the market supply in 2016 will continuously increase more than demand. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US $1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2015, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2015, Neoluck Group had paid US$ 320,000 and still had US$130,000 outstanding to DMT.

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

As of December 31, 2015, we had a long-term loan of RMB6.65 million (US$1.026 million). We have pledged part of our property, plant and lease prepayments as security for indebtedness of a credit line amounting to RMB45.0 million (US$6.95 million) granted by SPD bank. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

As of December 31, 2015, we have received 19 patents from the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

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

We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

●	departure of any of our management member(s) or employee(s) in possession of our confidential proprietary information;
●	breach by such resigned management member(s) or employee(s) of his or her confidentiality and non-disclosure undertaking to us;
●	expiration of the protection period of our registered patents or trademarks;
●	infringement by others of our proprietary technology and intellectual property rights; or
●	refusal by relevant regulatory authorities to approve our patent or trademark applications.

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

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to existing shareholders’ return. Additional debt financing may be required which, if obtained, may:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	limit our ability to pursue our growth plan;
●	require us to dedicate a substantial portion of our cash flow from operations to payment for our debt, thereby reducing availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and/or
●	not assure that we will be able to obtain the additional financing on terms that are acceptable to us, if at all.

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

On January 15, 2015, the Ministry of Strategy and Finance, Republic of Korea, initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of Polyethylene Terephthalate originating from China and India. Eight Chinese exporters, including Fuwei Films, are required to participate in this review. On January 13, 2016, the Ministry of Strategy and Finance announced that the rate for Shandong Fuwei, the subsidiary of Fuwei Films, was set at 12.92% and it will be extended for three more years beginning on January 13, 2016.

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

On December 30, 2011, USDOC commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, will actively respond to the review to the extent permitted by law and will continue to seek the low rate which should properly apply to its exports to the United States. In June 2013, the final results of the third round annual review were issued and an ADD rate of 12.80% was imposed on Fuwei Films. The preliminary results of the fourth round annual review were announced in December 2013, according to which, an ADD rate of 31.77% was imposed on Fuwei Films. In June 2014, the final results of the fourth round annual review were announced and Fuwei Films was imposed on an ADD rate of 31.24%. There was no export to the United States for the year of 2014. The preliminary results of the fifth round annual review were announced in December 2014, which determined that Fuwei Films did not have any reviewable transactions during the fifth round annual review and no rate was assigned to it. On December 23, 2014, the USDOC initiated the sixth round annual review. In February 2015, Fuwei Films filed a No Shipment Certification with USDOC as the Company had no export to U.S. during the sixth round annual review.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China's BOPET film or downstream industries, our business may be adversely affected.

Changes in Applicable PRC Taxes may be adversely affect the Company.

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax as well as educational surcharges shall be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges shall be applicable to foreign-funded enterprises, foreign enterprises and foreign citizens, which mean they will no longer be exempt from such taxes. In accordance with the regulations, since December 1, 2010, our subsidiary - Shandong Fuwei - became a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stands at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1, 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. In August 2014, the local government promulgated a new regulation that adjusted the standard of urban land use tax, according to which the tax amount for Shandong Fuwei increased from RMB8 per square meter to RMB14 per square meter. The new policy incurs additional tax expense. If the Chinese government changes its tax policies or adds new types of taxes in the future, our business may be adversely affected.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2015, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, 2012, 2013, 2014 and 2015, we continued to have a material weakness in our internal controls over financial reporting.

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

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2015, 2014 and 2013, sales to our customers in the PRC accounted for approximately 78.0%, 84.9% and 86.3%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

In addition, Mr. Xiusheng Wang, who is the chairman of the board of directors of Hongkong Ruishang is also the Chairman of the board of directors of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) which has a wholly owned subsidiary, Shandong SNTON Optical Materials Technology Co., Ltd. (“SNTON Optical”), a company in the BOPET industry. Furthermore, Mr. Benjie Dong, who was appointed as our Chief Financial Officer effective April 1, 2016 to fill the vacancy caused by resignation of Mr. Xiuyong Zhang, is also the director and vice president of SNTON Group. Majority of our products, customers and market orientation may be the same as SNTON Optical and as a result, the marketing strategy may conflict with the interests of other holders of our ordinary shares.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign owned enterprise in January 2005 and could enjoy certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises” at that time. Accordingly, at that time, it was entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) was exempt from income tax in the PRC and the profit for each of the subsequent three financial years was taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and was recertified in October 2011 and enjoys a favorable enterprise income tax rate of 15%. If there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise, Shandong Fuwei will no longer enjoy the preferential tax treatment.  In December 2014, Shandong Fuwei failed to be designated as a High-and-New Tech Enterprise. As a result, Shandong Fuwei is now subject to a 25% standard enterprise income tax rate since from 2014.

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

In recent years, there have been many newly-built residential buildings in close proximity to our factory. In March 2014 and November 2015, due to the noise caused by our production, Shandong Fuwei was fined RMB10,000 and RMB20,000, respectively, and was required to rectify and reform within a definite time. The complaints from nearby residents about the noise caused by our production may require us to take measures to lower noise, which will lead to additional cost to us. In the event that we are forced to suspend our production to take improvement measures, our operations and earnings may be adversely affected.

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

We operate three production lines and have had one trial production line as of December 31, 2015. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. As of September 2013, our third production line has been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. We received an initial feedback from this customer and we are improving according to the feedback. It could not satisfy the requirements of continued operation for the third production line due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons and it has not been started up ever since April 2015.As of December 31, 2015, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

Our top five customers in the year ended December 31, 2015 were Eternal Electronic Material (Guangzhou) Co., Ltd., Yunnan Dexin Zhiye Co., Ltd., BMS Global Co., Ltd., Sichuan Jinshi Technology Co., Ltd., Eternal Photo Electronic Materials (Guangzhou) Co., Ltd. None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2015, 2014 and 2013, our sales to our overseas customers constituted approximately 22.0%, 15.1% and 13.7% of our total revenue, respectively.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. For the year ended December 31, 2015, the sale revenue of the Fuwei Films USA, LLC was US$0.

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

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers, and we have already developed a series of new products. Our R&D team comprises of 5 full-time research personnel in total.

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

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	“Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

January 2014(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

January 2014(14)	Five -Star Enterprise in Statistical Work	Shandong Provincial Bureau of Statistics

January 2015(15)	Advanced Work Unit in Making National Standard for BOPET Film One of the Top Ten Outstanding Enterprises in 2014 for All products in Shandong	China Packaging Federation Shandong Provincial Plastic Association

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.
(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.
(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.
(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.
(9)	The brand of “Fuwei Films” has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.
(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.
(11)	All these awards show that our established brand name “Fuwei Films” are recognized for our product quality in the PRC.
(12)	OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will not only insure a safe environment for our workers, it will also be attractive to global companies looking for BOPET suppliers in China.
(13)	We have been focusing on R&D as a key differentiator to enable us a competitive advantage in the market.
(14)	The statistical work refers to the collecting, sorting and analyzing work of social economic phenomenon. It is a kind of social investigation activities.
(15)	Fuwei participates in and plays an active role in making National Standard of BOPET film.

Business Prospects

In 2015, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market as well as the oversea market. Anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets, in addition to the decrease in the price of main raw materials. The foregoing factors have contributed to significant decrease in sales prices, which resulted in reduced total revenue compared with the revenue of 2014.

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

Our future plans include:  Accelerating the R&D of high value-added products for the new production line for thick films

We completed the construction of a new production line capable of producing BOPET film that is between 38 to 250µm in our current premises in Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, including TFT-LCD screen films. We expect to penetrate into the electrical, electronics, solar energy and other industries with this new BOPET film. Such industries for high-end and special usage currently rely on expensive imports. The total investment of the new production line is estimated to be US$51 million. The third production line started its trial operation at the end of January 2013 and officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by fourcustomers after being delivered to them for testing. We supplied small batches of products according to one of thefourcustomer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

In addition, we have started the R&D for our thick films to be manufactured by this production line including base film for solar backsheet and so on. However, due to the intense competition in the market, we believe that upon commencing production, the third production line may not be profitable in a short term, or bring about losses.

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

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D area. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 19 patents have been granted.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. As of December 31, 2015, we produced BOPET films from the three production lines and one trial production line, with an aggregate annual design capacity of 53,600 metric tons with thicknesses varying between 6 - 250µm.

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

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2015, 2014 and 2013:

Category	2015	2014	2013
Stamping and transfer film	41.6%	41.7%	46.7%
Printing film	11.9%	11.6%	9.1%
Metallized film	3.6%	2.2%	5.8%
Specialty film	29.7%	28.0%	29.3%
Base film for other applications	13.2%	16.5%	9.1%

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

Specialty film

We mainly produce the following types of specialty film:

•	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically-enhanced packaging purposes;
•	Heat-sealable film: Film with a three layer structure. The heat-sealable film is primarily used in construction, printing and making heat sealable bags;
•	Dry film: Generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
•	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics; and
•	Chemically treated film used to enhance properties including barrier resistance, printing properties and electrostatic resistance.

Base film for other applications

Base films for other application are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

As of December 31, 2015, we operate three production lines and have had one trial production line. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The third production line started its trial operation at the end of January 2013. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by fourcustomers after being delivered to them for testing. We supplied small batches of products according to one of thefourcustomer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

As of December 31, 2015, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2015, our total inventories amounted to approximately RMB29.6 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 24.0%, 5.6%, 51.1% and 19.3% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2015, 2014 and 2013 were 39.3, 37.8 and 43.8, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2015, there were no provisions for inventory obsolescence and inventory written off. As of December 31, 2015, we accrued RMB5.0 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2015, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 0 years
DMT Production Line Dornier Production Line	16,100 tons per annum 23,000 tons per annum	Approximately 3 years Approximately 13 years
Trial Production Line	1,500 tons per annum	Approximately 4 years

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

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2015, 2014 and 2013, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2015	2014	2013	2015	2014	2013
Brückner Production Line	10,487	9,076	9,854	80.7%	69.8%	75.8%
DMT Production Line	13,051	12,480	13,229	81.1%	77.5%	82.2%
Dornier Production Line	293	2,155	423	1.3%	9.4%	10.5%
Trial Production Line	210	291	547	14.0%	19.4%	36.5%

The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

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

As of December 31, 2015, our product inspection and quality control department comprised of 21 employees. We have one manager, 17 quality inspectors, 2 procurement inspector and 1 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2015 (primarily for maintenance) was 6.3% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film	Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. Not only can it provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is applied to packaging for food, construction and other applications.

Heat sealable film for steel	To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film	By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.
Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.

Reinforced coated printing film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing.

Metal-adhesion improved film	To improve the peel strength after metallized sealing. Mainly used for liquid packages.

Uvioresistant film	To prolong the time of yellowing resistance and hence increase the film duration of use.

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives and Applications	Commercialization Date Expected

Base film for solar backsheet	Used in solar backsheet due to its excellent gas and water permeability, UV wear resistance and stability of size with additives.	November 2016

Heat-sealable film used for FRP	Increase duration of use of heat-sealable film used for FRP	December 2016

Our expenditure on research and development in 2015, 2014 and 2013 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2015		2014		2013
	RMB		RMB		RMB
Research and Development Expenses	3,619	(1)	8,005	(2)	10,906	(3)

(1)& (2)& (3)  In addition to the above-mentioned expenses in 2015, 2014 and 2013 of RMB3,619, RMB8,005 and RMB10,906, respectively, the R&D capital expenditure was RMB258, RMB1,363, and RMB1,084 , respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2015, our sales department comprised of 11 employees in the domestic sales division, 4 employees in the overseas sales division and 2 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

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

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2015, sales from our domestic and overseas customers constituted approximately 78.0% and 22.0% of our annual revenue respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2015, 2014 and 2013:

	Percentage of Total Revenue (%)
	2015	2014	2013
Eternal Electronic Material (Guangzhou) Co., Ltd.	8.2	9.0	6.5
Yunnan Dexin Zhiye Co., Ltd.	4.3	2.7	2.7
BMS GLOBAL CO., LTD	3.5	3.7	0.1
Sichuan Jinshi Technology Co., Ltd.	3.5	5.4	1.8
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	3.0	3.1	3.5

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in 2015, more than 50% of transactions were paid by cash in delivery.

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2015, our losses due to returned products from our customers were approximately 1.0% of our total sales.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2015, 2014 and 2013:

		Percentage of total purchases (%)
	Supply	2015	2014	2013
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additive	52.0	60.0	56.7

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

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchases (%)
Main Raw Material	2015	2014	2013	Country
PET resin	75.5	80.0	88.2	PRC, Korea, BVI
Additives	24.5	20.0	11.8	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2015 decrease by 21.1% compared to that in 2014.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2015.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;
•	quality and reliability of products;
•	technical/manufacturing capability;
•	industrial reputation; and
•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Ningbo Shunsu Film Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Part of our land use rights, plant, office buildings have been mortgaged to one bank in the PRC. As of December 31, 2015, the mortgaged floor area of facilities and land use right to the bank is 17,180 square meters and 43,878 square meters, respectively. The total net value of mortgaged property is RMB18.4 million.

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

On August 14, 2013, the Company received the first notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. The Company learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China and the Company became aware that the fifth public auction has resulted in the acceptance of a successful bid. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”), the successful bidder in the fifth public auction of 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd (“SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group, is also Hongkong Ruishang’s chairman. This disclosure is based solely on information contained in a Schedule 13D amendment filed by Hongkong Ruishang with the SEC on November 12, 2014.

On May 14, 2014, the Company announced that it received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of the Company’s 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of the outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright. This disclosure is based solely on information contained in a Schedule 13D filed by Shandong Fuhua with the SEC on December 30, 2014.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2015, 2014 and 2013, the total cost of raw materials made up approximately 66.4%, 67.8%, and 71.4% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 75.5% and 24.5%, respectively, of our total cost of raw materials in 2015. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2015, 2014 and 2013, approximately 78.0%, 84.9% and 86.3%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

Production Capacity and Utilization Rates

Our sales volume is limited by our operational annual production capacity and this depends largely on supply and demand in the market. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders which is the result of greater supply than demand in the market in 2015.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Materials costs	66.4%	67.8%	71.4%
Energy expense	11.8%	9.9%	9.0%
Factory overhead	13.5%	16.4%	14.6%
Packaging materials	3.8%	2.8%	2.7%
Direct labor	4.5%	3.1%	2.3%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 75.5% and 24.5%, respectively of our total materials costs in 2015.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2015, the depreciation expense and repair and maintenance expenditure accounted for 72.2% and 19.0% of factory overhead, respectively.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate of 15% during the term from January 1, 2011 to December 31, 2013 pursuant to Enterprise Income Tax Law. In December 2014, Shandong Fuwei failed to be designated as a High Technology Enterprise and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015.

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2015, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.6%, 2.0% and 2.6% in 2015, 2014 and 2013, respectively.

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

As of December 31, 2015, our largest trade debtor was Zhuhai City Nengdong Technolgogy Optical Materials Co., Ltd, a company based in China, The balance of trade receivables from Zhuhai City Nengdong Technolgogy Optical Materials Co., Ltd, was RMB1.52 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2015, 2014 and 2013 is as follows (in thousands):

	December 31,2015		December 31,2014	December 31,2013
	RMB	US$	RMB	RMB
Balance at beginning of year	825	127	795	1,196
Bad debt expense (recovery)	(78)	(12)	30	(401)
Write-offs	-	-	-	-

Balance at end of year	747	115	825	795

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

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,
	2015	2014	2013
	(% of Total Revenue)
Gross profit	(0.0)	(6.0)	(5.1)
Operating expenses	(24.6)	(15.3)	(16.1)
Other expense	(0.4)	(4.0)	(1.5)
Income tax benefit (loss)	(2.8)	0.3	3.3
Net income (loss)	(27.8)	(25.1)	(19.3)

Fiscal year ended 2015 compared to fiscal year ended 2014

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31, 2015 2014
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	103,520	15,982	41.6%	118,560	41.7%
Printing film	29,605	4,570	11.9%	32,987	11.6%
Metallized film	9,010	1,391	3.6%	6,397	2.2%
Specialty film	73,851	11,401	29.7%	79,609	28.0%
Base film for other applications	32,876	5,074	13.2%	46,911	16.5%
	248,862	38,418	100%	284,464	100%

During the fiscal year ended December 31, 2015, net revenues were RMB248.9 million (US$38.4 million), compared to RMB284.5 million during the same period in 2014, representing a decrease of RMB35.6 million or 12.5%, mainly due to the reduction of average sales price by 13.5% caused by the decrease in the price of main raw materials. For further analysis of the factors causing revenue decrease, the reduction of average sales price caused a decrease of RMB38.8 million and sales volume factor made an increase of RMB3.2 million.

In 2015, sales of specialty films were RMB73.9 million (US$11.4 million) or 29.7% of our total revenues as compared to RMB79.6 million or 28.0% in 2014, which was a decrease of RMB5.7 million, or 7.2%, as compared to the same period in 2014. The decrease was largely attributable to the decrease in sales average price by 8.9% for dry films and coated films due to the entrances of new competitors.

Overseas sales were RMB54.6 million or US$8.4 million, or 22.0% of total revenues, compared with RMB43.0 million or 15.1% of total revenues in 2014. For further analysis of the factors causing overseas sales increase, the decrease of average sales price caused a decrease of RMB8.0 million and sales volume factor made an increase of RMB19.6 million.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2015 and 2014 (amounts in thousands):

	For the year ended December 31,
	2015			2014
	RMB	US$	% of Total	RMB	% of Total
Sales in China	194,226	29,984	78.0%	241,446	84.9%
Sales in other countries	54,636	8,434	22.0%	43,018	15.1%
	248,862	38,418	100.0%	284,464	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2015 totaled RMB248.9 million (US$38.4 million) as compared to RMB301.6 million in the prior year. This was RMB52.7 million or 17.5% lower than the same period in 2014. For further analysis of the factors causing cost of goods sold decrease, the reduction of unit cost of goods sold caused a decrease of RMB56.1 million and sales volume factor made an increase of RMB3.4 million. The decrease of cost of goods was mainly due to the price reduction of raw materials.

Gross (Loss) Profit

Our gross margin was zero for the year of 2015, as compared to a gross margin of (6.0) % in 2014. Gross margin increased by 6.0 percentage points compared to the same period in 2014. Our average unit sales price decreased by 13.5% compared to last year. The unit sales cost decreased by 18.4% due to the price reduction of main raw materials. Consequently, the decrease in cost of goods sold per unit exceeded that in product sales price during 2015 compared with 2014, which contributed to the increase in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2015 were RMB61.2 million, an increase of RMB17.7 million, or 40.7%, as compared to 2014. This increase is mainly due to the accounting treatment that allocated certain amount of fixed overhead from cost of goods sold to general and administrative expense due to the fact that our third production line has not been able to continue its production since April 2015, and impairment on assets incurred during 2015.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2015 was RMB0.9 million (US$0.1 million), compared to total other expense of RMB11.4 million in 2014. This was mainly due to mainly attributed to decreased interest expense.

Income Tax Benefit (Expense)

Income tax expense during the year ended December 31, 2015 was RMB7.0 million (US$1.1 million) compared to an income tax benefit of RMB0.74 million during 2014, which was mainly attributable to tax effect of changes in deferred tax during 2015. We only recognized deferred tax assets for the loss of 2015 after considering the possibility of realizing the benefits under the conservatism principle.

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

Our capital expenditures in 2015 have been primarily financed through short-term borrowings from financial institutions and related party. The interest rates of short-term borrowings from financial institutions during the three-year period from 2013 to 2015 ranged from 0% to 7.2%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2015, we had borrowings of RMB6.65 million from Weifang Dongfang State-owned Assets Management Co., Ltd. in the PRC.

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

In April 2014, we obtained a loan for a total amount of RMB105million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2015, the principle of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB11.8 million.

In May 2014, the Company borrowed RMB15 million from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which that the Company agreed to pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided the Company with a loan for the amount of RMB10.0 million.

As of December 31, 2015, the total principle of loans from SNTON Group was RMB25.0 million and the interest payable was RMB1.57 million.

As of December 31, 2015, the total balance of principle of loans from related party was RMB129.71 million and the interest payable was RMB13.37 million.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.7 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.6 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2015 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

The credit line amounting to RMB45.0 million (US$6.95 million) granted by SPD bank was secured by a pledge of property, plant, land use right. The credit line was used for purchasing raw materials. The term of this credit line was from December 19, 2014 to December 19, 2017. As of December 31, 2015, the amount of credit line used was RMB41,250,000 with a remaining balance of RMB3,750,000.

We believe that, after taking into consideration our present and future banking facilities, borrowing from related party, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2015, 2014 and 2013 is as follows (in thousands):

	2015		2014	2013
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	(13,990)	(2,158)	(18,161)	3,090

Net cash (used in) provided by investing activities	23,610	3,645	(10,538)	(32,069)

Net cash provided by (used in) financing activities	(4,227)	(653)	26,172	35,568

Effect of foreign exchange rate changes	(58)	(72)	(31)	(17)

Net increase (decrease) in cash and cash equivalent	5,335	762	(2,558)	6,572

Cash and cash equivalent
At beginning of the year	9,020	1,454	11,578	5,006
At end of the year	14,355	2,216	9,020	11,578

Operating Activities

Net cash used in operating activities was RMB14.0 million for the year ended December 31, 2015 as compared to net cash used in operating activities of RMB18.2 million for the year ended December 31, 2014. This decrease in cash flows from operating activities was attributable primarily to the increased inventory in current year.

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

Investing Activities

Net cash provided by investing activities was RMB23.6 million in 2015 mainly attributable to the receipt of long-term deposit.

Net cash used in investing activities was RMB10.5 million in 2014 mainly due to investment in the third production line project.

Net cash used in investing activities was RMB32.1 million in 2013 mainly due to investment in the third production line project.

Financing Activities

Net cash used in financing activities was RMB4.2 million for the year ended December 31, 2015, which was mainly due to decreased borrowing from related party.

Net cash provided by financing activities was RMB26.2 million for the year ended December 31, 2014, which was mainly due to increased borrowing from related party.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2015, 2014 and 2013, approximately 78.0%, 84.9%, and 86.3% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2015, 2014 and 2013 were 100%, 100%, and 98.0%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2015, 2014 and 2013 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2015, 2014 and 2013 were as follows (in thousands):

	For the year ended December 31,
	2015	2014	2013
	RMB	RMB	RMB
Buildings	-	-	-
Plant and equipment	661	5,353	1,667
Motor vehicles	-	-	-
Assets under construction	1,334	366	10,172
Others (computer and furniture fittings)	42	285	356
Total	2,037	6,004	12,195

The following table summarizes our contractual commitments as of December 31, 2015 and the effects caused by those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	1,005	1,005	-	-	-
Due to related parties
-Principal	130,000	130,000
-Interest(iii)	6,786	6,786
Bank loans(ii)
-Principal	6,650	3,350	3,300
-Interest(iii)	293	148	145		-
Obligations under capital lease(iv)
-Carrying amount of lease obligation	302	302
-Interest on unpaid obligation	47	47
Operating leases(v)	288	168	120	-	-
Total	145,371	141,806	3,565	-	-

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.

(ii)	We have a secured long-term loan of RMB6.65 million as for December 31, 2015. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. December 31, 2015, our principle of loans from related parties was RMB129 million and the interest was RMB13,372,400.
(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2015 plus an estimated risk premium on borrowing.
(iv)	The Group has commitments under capital lease agreements as for a part of new third production line and related equipment. The lease has terms of 3 years expiring by the end of December 2015.
(v)	The operating leases mainly relate to our rental of staff dorms and offices. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.6%, 2.0% and 2.6% in 2015, 2014 and 2013 respectively.

Recent Accounting Pronouncements

Simplifying the Measurement of Inventory: In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which modifies existing requirements regarding measuring inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (NRV), and NRV less an approximately normal profit margin. The new ASU replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring inventory. This standard is effective prospectively beginning January 1, 2017, with early adoption permitted. The Company is evaluating the impact that this new guidance will have on its consolidated financial statements.

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

As of the date of this Annual Report, we have received 19 patents from the PRC authorities.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2016, which will result in fierce price competition. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position
Zengyong Wang(1)	50	Chairman, Director and Chief Executive Officer
Benjie Dong (2)	38	Chief Financial Officer

Tee Chuang Khoo (3)(4)	70	Independent Director

Changrong Ji (3)(4)(5)	70	Independent Director

Shan Jiang (3)	69	Independent Director

Zhimei Liu	44	General Manager of Shandong Fuwei

Yong Jiang	42	Board Secretary and Vice President of Shandong Fuwei

Xiaoming Wang Xuehua Li	56 44	Vice President of Shandong Fuwei Vice President of Shandong Fuwei

(1)	Mr. Zengyong Wang was appointed as Chairman of the Board of Directors and Chief Executive Officer of the Company, effective January 1, 2015 to fill the vacancy caused by resignation of Mr. Xiaoan He. Mr. Xiaoan He tendered his resignation as the Chairman of the Board of Directors and Chief Executive Officer of the Company, effective December 31, 2014.

(2)	Mr. Benjie Dong was appointed as the Chief Financial Officer of the Company, effective April 1, 2016 to fill the vacancy caused by resignation of Mr. Xiuyong Zhang. Mr. Xiuyong Zhang tendered his resignation as the Chief Financial Officer and director of the Company, effective March 31, 2016.

(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Corporate Governance and Nominating Committee.

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

Mr. Benjie Dong was appointed as the Chief Financial Officer of the Company effective April 1, 2016. Mr. Dong has been a director of Shandong SNTON Group Co., Ltd. (“SNTON Group”) since December 2012, and the vice president of SNTON Group since October 2005. From October 2005 to December 2012, Mr. Dong was the vice general manager and head of the finance department of SNTON Group and he was the finance minister of SNTON Group from May 2003 to October 2005. Prior to this, he was the vice finance minister of SNTON Group from June 2000 to May 2003. Mr. Dong joined SNTON Group in March 1996 as an  accountant until June 2000. Prior to joining Shandong SNTON Group, he worked at Shandong Kenli County Oil Chemical Factory as an accountant from October 1995 to March 1996. Mr. Dong studied Business Management and received his postgraduate degree from the City University of Macau in 2009. From 2002 to 2005, he studied Economics and Management and received his bachelor degree from Shandong University of Technology. From 1997 to 1999, Mr. Dong studied Economics and Management and received his college degree from the Shandong Provincial Committee Party School. From 1993 to 1995, Mr. Dong studied at Dongying Television University where he obtained his degree in accounting.

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

Ms. Zhimei Liu has been appointed as the General Manager of Fuwei Films (Shandong) Co., Ltd (“Fuwei Shandong”) by the Company since December 22, 2014, where she has been responsible for the overall business management, day-to-day operations and other affairs designated by the board of directors of Fuwei Shandong. From May 2012 to November 2014, Ms. Liu acted as the Director of Administration of Shandong SNTON Steel Cord Co., Ltd. (“SNTON Steel Cord”), a subsidiary of Shandong SNTON Group Co., Ltd. where she was responsible for formulating and implementing business strategies and operation. From December 2008 to April 2012, Ms. Liu was the Manager of Corporate Planning Department and the Manager of Staff Training Center of SNTON Steel Cord as an Associate Senior Engineer. From April 2007 to November 2008, Ms. Liu served as the Manager of Administration Department of SNTON Steel Cord where she was in charge of overall corporate project planning. From November 2005 to April 2007, Ms. Liu was the assistant manager of supplies department of SNTON Steel Cord where she was overseeing matters related to raw materials, equipment and supplies with respect to production. Ms. Liu joined Shandong SNTON Group Co., Ltd. in 1996 as a technician, office clerk, purchasing officer, sales person, and accountant in the subsidiary and branch company of Shandong SNTON Group Co., Ltd. Ms. Liu studied Business Management in China University of Petroleum from 2007 to 2009.In 1994, Ms. Liu graduated from Shandong Vocational College of Industry where her major was Computer Application.

Yong Jiang has been the Board Secretary since April 2011. Since July 2014, Mr. Jiang is the vice president and in charge of the products sale of Fuwei Films (Shandong) Co., Ltd. He is also assistant President of Fuwei Films (Shandong) Co., Ltd. since 2007. From 2003 to 2006, he served as assistant manager, deputy manager and manager of the marketing department for Shandong Fuwei. In 1998, he joined Weifang Neoluck Plastic Co., Ltd. where he was responsible for overseas sales and production planning. In December 2015, Mr. Jiang obtained his EMBA degree in Nankai University. In 1998, he received his bachelor’s degree in Information Management and Information System from Shandong University.

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

Xuehua Li has been the Vice President of Fuwei Shandong since July 1, 2014 and has been responsible for the management of the production facilities and electrical and mechanical engineering management. From September 2007 to June 2014, Mr. Li was the assistant president of Fuwei Shandong where he was responsible for production operation and management. From September 2006 to August 2007, Mr. Li was the manager of Guangdong Sales Department of Fuwei Shandong where he was responsible for products sales of South China region.Mr. Li joined Fuwei Shandong’s marketing department in 1997. In December 2015, Mr. Jiang obtained his EMBA degree in Nankai University. Mr. Li obtained his bachelor degree from Nankai University majored in Business Management in 2013.In 1995, Mr. Ligraduated from Shandong Administration Institute where his major was International Trade and Economy.

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 8 persons for the year ended December 31, 2015 was approximately RMB1.67 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

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

Ms. Zhimei Liu was appointed as the General Manager of Shandong Fuwei inDecember 2014. Ms. Zhimei Liu has entered into Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”). We paid Ms. Zhimei Liu annual salary of RMB120,000 in 2015.

We entered into a Service Agreement with Mr. Xiuyong Zhang, our former Chief Financial Officer. The initial term of his Service Agreement began from March 1, 2006 to March 1, 2009. Upon the expiration of his Service Agreement, we extended the term of his Service Agreement for another three years to March 1, 2012. Mr. Zhang’s Service Agreement was further renewed for a term of three years to February 28, 2015. On March 1, 2015, we entered into a new Service Agreement with Mr. Xiuyong Zhang with an unspecified term. Under the term of his new Service Agreement, effective from July 2014, Mr. Zhang’s annual salary was adjusted to RMB 380,000. Mr. Zhang could terminate his Service Agreement upon three months prior written notice or by paying the Company a sum equaling to three months salary in lieu of such notice. Mr. Zhang tendered his resignation as the Chief Financial Officer and director of the Company, effective March 31, 2016, due to personal reasons.

We have also entered into Service Agreements with our other executive officers. Mr. Yong Jiang renewed his service agreement with the Company in December 2011 with an unspecified term. The initial term of Mr. Xiaoming Wang’s Service Agreement was three years commencing from April 2, 2007. Upon expiration of his Service Agreement, it was renewed for two years to December 31, 2011. Mr. Wang’s Service Agreement was further renewed in December 2011 with an unspecified term. We entered into a Service Agreement with Mr. Xuehua Li with an unspecified term.

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

Under the terms of their respective Service Agreements, effective July 2014, Mr. Xiaoming Wang and Mr. Yong Jiang were entitled to an annual salary of RMB300,000 and RMB280,000, respectively. Mr. Xuehua Li’s annual salary is RMB280,000. Their annual salaries of each of Xiaoming Wang, Xuehua Li and Mr. Yong Jiang may be adjusted at the discretion of our Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements.

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

D. Employees

As of December 31, 2015, our total staff consisted of 241 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 7, 2016, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 13,062,500 ordinary shares outstanding as of April 7, 2016.

Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Zengyong Wang(1)	—		—
Benjie Dong(2)	—		—
Tee Chuang Khoo	—		—
Changrong Ji	—		—
Xiaoming Wang	—		—
Shan Jiang	—		—
Yong Jiang	—		—
All directors and executive officers as a group (7 persons)	—		—
5% Shareholders:
Hongkong Ruishang International Trade Co., Ltd., Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	6,912,503	(3)	52.9%
Shandong Fuhua Investment Company Limited, No.189 Dongfeng East Street, Weifang, Shandong, People’s Republic of China.	1,637,497	(4)	12.54%

(1)	Mr. Zengyong Wang was appointed as Chairman of the Board of Directors and Chief Executive Officer of the Company, effective December 1, 2015 to fill the vacancy caused by resignation of Mr. Xiaoan He. Mr. Xiaoan He tendered his resignation as the Chairman of the Board of Directors and Chief Executive Officer of the Company, effective December 31, 2014.

(2)	Mr. Benjie Dong was appointed as the Chief Financial Officer of the Company, effective April 1, 2016 to fill the vacancy caused by resignation of Mr. Xiuyong Zhang. Mr. Xiuyong Zhang tendered his resignation as the Chief Financial Officer and director of the Company, effective March 31, 2016.

(3)	The transfer of ownership of the 6,912,503 ordinary shares of the Company previously owned by the former shareholder of the Company, Weifang State-Owned Assets Operation Administration Company (“Administrative Company”) through Apex Glory Holdings Limited, a British Virgin Islands corporation (Apex Glory”), was the result of a public auction held in Jinan, Shandong Province, China. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong Optical”), who was entrusted to acquire the shares on behalf of Hongkong Ruishang, was registered as the successful bidder for the public auction. Shandong Optical is controlled by Mr. Xiusheng Wang and is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) and was entrusted to acquire the shares on behalf of Hongkong Ruishang, exercises no voting dispositive control over such shares. Mr. Wang is the chairman of the board of director of Hongkong Ruishang and SNTON Group and controls the power to vote and dispose of 6,912,503 ordinary shares of the Company. Apex Glory shares the power to vote and dispose of 6,912,503 ordinary shares of the Company. This information was derived from a Schedule 13D/A jointly filed by Apex Glory, Hongkong Ruishang and Mr. Wang on July 15, 2014 and as amended on November 12, 2014 with the SEC.

(4)	Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Company’s 1,637,497 ordinary shares through an ownership transfer from the Administration Company. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 1,637,497 ordinary shares of the Company through Easebright. Mr. Jingang Yang is as the director of Easebright. This information was derived from a Schedule 13D filed by Shandong Fuhuaon December 30, 2014 with the SEC.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2013 and ending December 31, 2015.

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

The transactions and balances with related parties are analyzed as follows:

(a) Transactions with Related Parties

During the years ended 2015, 2014 and 2013, we paid approximately RMB112,312 (USD$17,338), RMB143,921 and RMB163,690, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

 On January 22, 2015, Shandong Fuwei received a refund of RMB21,000,000 from Joyinn.

Obligations under sale-leaseback transaction amounting to RMB300,000 (US$46,312) were guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd.

Due to related parties

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015,we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2015, the principle of this loan from Shandong SNTON was RMB104.7 million and the interest was RMB11.8 million.

In May 2014, we borrowed RMB15.0 million from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. We have agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with SNTON Group pursuant to which that we agreed to pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided us with a loan for the amount of RMB10.0 million.

As of December 31, 2015, the total principle of loans from SNTON Group was RMB25.0 million and the interest payable was RMB1.6 million.

As of December 31, 2015, the total balance of principle of loans from related party was RMB129.7 million and the interest payable was RMB13.4 million.

In 2015, we purchased 915 Metric Tons of final products of BOPET for a total amount of 8.03 million. The purchase price was based on market price.

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

Legal Proceedings.

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to three legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015 and October 26, 2015. To date, the case has not been decided.

On January 21, 2014, Shandong Fuwei received a complaint from Zeng Wenhong, a Hong Kong citizen, plaintiff against Shandong Fuwei with a claim for a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784. The plaintiff alleged that Shandong Fuwei has agreed to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500,000 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. On October 28, 2014, the case was heard again and the plaintiff submitted additional evidence. On September 25, 2015, Shandong Fuwei received a written judgment issued by the Intermediate People’s Court of Weifang ordering Shandong Fuwei to refundUS$500,000 together wit its interest to the plaintiff. Shandong Fuwei has filed for an appeal to the High People’s Court’s of Weifang within the appeal period.

On June 28, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from a Procurement Contract between the parties with a claim for RMB844,000 plus interest of RMB134,000. The case has been settled between the two parties. Pursuant to the terms of the settlement, Shandong Fuwei shall pay the plaintiff RMB750,000 through bank acceptance note prior to February 7, 2015. The remaining balance of RMB94,000 shall be paid within two days of reaching resolution on the eight remaining disputes between the two parties. Thereafter, neither party will bear any further liability. To date, Shandong Fuwei has made a payment to the plaintiff in the amount of RMB750,000. The remaining disputes arising from the Procurement Contract are in the process of being resolved.

B. Significant Changes.

No significant changes have occurred since the date of the consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and listing details.

We have authorized capital of 20,000,000 ordinary shares, par value US$0.129752 per share. As of April 7, 2016, 13,062,500 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31,2015	$1.23	$0.50
December 31,2014	$2.24	$0.58
December 31,2013	$4.00	$0.91

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low
March 31, 2014	$2.24	$1.11
June 30, 2014	$1.84	$1.14
September 30, 2014	$1.39	$1.03
December 31, 2014	$1.13	$0.58
March 31, 2015	$0.70	$0.50
June 30, 2015	$1.23	$0.54
September 30, 2015	$1.20	$0.70
December 31, 2015	$1.03	$0.66

 For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares
(Month Ended)	High	Low
November 30, 2015	$1.00	$0.70
December 31, 2015	$1.03	$0.66
January 31, 2016	$0.82	$0.58
February 29, 2016	$0.74	$0.35
March 31, 2016	$0.71	$0.48
April 1, 2016 (through April 4)	$0.71	$0.60

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

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “FFHL”.

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

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two and there shall be no maximum number of our directors unless our shareholders in the general meeting otherwise determine a maximum number. Currently we have set our board of directors to have 5 directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation. Any vacancies on our board of directors or additions to the existing board of directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

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

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) to pay off five short-term loans to Bank of Communications Co., Ltd. In May, 2014 and 2015, we obtained loans for the amount of RMB15 million and RMB10 million from SNTON Group solely for the purpose of purchasing raw materials. The interest rate of both loans shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which is the same interest rate calculation method used by Bank of Communications Co., Ltd.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd. for a term of eight years effective October 19, 2009, which will expire on October 18, 2017. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for the Company's key projects.

The credit line amounting to RMB45.0 million (US$6.95 million) granted by SPD bank was secured by a pledge of part of property, plant, land use right. The credit line was used to purchase raw materials. The term of this credit line is from December 19, 2014 to December 19, 2017. As of December 31, 2015, the amount of credit line used was RMB41,250,000 and the remaining balance was RMB3,750,000.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

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

With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “-Taxation on the Disposition of Ordinary Shares” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.

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

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2015 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2015 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2016) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with any analysis of whether we are or were a PFIC during any particular year.

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which we are determined to be PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares currently are listed and traded on the NASDAQ Capital Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

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

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

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

As the New Tax Law and the implementation rules have only recently taken effect, it is uncertain as to how they will be implemented by the relevant PRC tax authorities. If dividend payments from Shandong Fuwei and from Fuwei (BVI) to us are subject to PRC withholding tax, our financial condition and results of operations and the amount of dividends available to pay our shareholders may be adversely affected. Also, if dividends we pay to our overseas shareholders or gains realized by such shareholders from the transfer of our shares are subject to PRC tax, it may materially and adversely affect your investment return and the value of your investment in us. There is an income tax treaty in effect between the United States and China, so U.S. shareholders may be entitled to certain benefits under such treaty.

Cayman Island Taxation

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties.

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

The undertaking is for a period of 20 years from August 24, 2004.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.6%, 2.0% and 2.6% in 2015, 2014 and 2013, respectively.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2015 due to the material weakness described below.

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

The Company’s independent auditor, Kabani & Company, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2015.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with review and audit fee for 2015 and 2014 was US$149,000 and US$149,000, respectively.

Audit-Related Fees

The audit related fee of Kabani including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2015 and 2014 amounted to US$3,533 and US$2,823, respectively.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2015, 2014 and 2013.

Consolidated Balance Sheets as of December 31, 2015 and 2014.

Consolidated Statements of Cash Flows for the year ended December 31, 2015, 2014and 2013.

Consolidated Statements of Equity for the year ended December 31, 2015, 2014 and 2013.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

4.1	Form of Underwriting Agreement (1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005 (2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007 (4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008 (4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011 (7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011(8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

4.34	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013 (11)

4.35	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013 (11)

4.36	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013 (11)

4.37	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013 (11) Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.38	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013 (11)

4.39	Letter of Commitment between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 1, 2014 (12)

4.40	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 2, 2014 (12)

4.41	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated May 20, 2014 (12)

4.42	Use of Capital Supplemental Agreement for an amount of RMB105,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated March 9, 2015 (13)

4.43	Use of Capital Supplemental Agreement for an amount of RMB15,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated March 9, 2015 (13)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name (3)

11.1	Code of Ethics for CEO and Senior Financial Officers (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002 *

101.INS 101.SCH 101.CAL 101.DEF 101.LAB 101.PRE	XBRL Instance * XBRL Taxonomy Extension Schema * XBRL Taxonomy Extension Calculation * XBRL Taxonomy Extension Definition * XBRL Taxonomy Extension Labels * XBRL Taxonomy Extension Presentation *

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.
(7)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2013 filed with the SEC on August 22, 2013.
Filed herewith.

(12)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2014 filed with the SEC on August 21, 2014.

(13)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2015 filed with the SEC on May 21, 2015.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman, Chief Executive Officer

By:	/s/ Benjie Dong
Name: Benjie Dong
Title: Chief Financial Officer

Dated: April 7, 2016

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2015, 2014 and 2013, all expressed in Chinese Yuan (Renminbi or RMB), and US Dollar (USD) expressed only for the year ended December 31, 2015.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of RMB151,599,000 or USD23,403,000 as of December 31, 2015. As more fully described in Note 3(t) to the consolidated financial statements, the Company has incurred a net loss of RMB69,070,000 or USD10,662,570, and the Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3(t). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

/s/ Kabani & Company, Inc.

Certified Public Accountants

Los Angeles, California

April 7, 2016

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2014

(amounts in thousands, except share and per share data)

	Notes	December 31, 2015		December 31, 2014
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		14,355	2,216	9,020
Restricted cash		43,215	6,671	48,085
Accounts and bills receivable, net	4	10,046	1,551	9,867
Inventories	5	29,574	4,565	24,034
Advance to suppliers	9	5,640	871	7,512
Prepayments and other receivables	6	20,334	3,139	18,772
Deferred tax assets – current	20	1,438	222	2,794
Total current assets		124,602	19,235	120,084

Property, plant and equipment, net	7	431,021	66,538	482,534
Construction in progress	7	1,700	262	366
Lease prepayments, net	8	17,882	2,761	18,406
Advance to suppliers - long term, net	9	1,440	222	722
Long-term deposit	10	-	-	16,760
Other Assets	11	11,607	1,792	12,500
Deferred tax assets - non current	20	15,519	2,396	21,573

Total assets		603,771	93,206	672,945

LIABILITIES AND EQUITY
Current liabilities
Long-term loan, current portion	12	3,350	517	3,350
Due to related parties	21	143,080	22,088	125,938
Accounts payables		32,760	5,057	29,484
Notes payable	13	85,780	13,242	95,539
Advance from customers		2,247	347	3,392
Accrued expenses and other payables	14	8,682	1,340	6,095
Obligations under capital leases-current	15	302	47	8,259
Total current liabilities		276,201	42,638	272,057

Obligations under capital leases	15	-	-	303
Long-term loan	12	3,300	509	6,650
Deferred tax liabilities	20	5,406	835	5,816

Total liabilities		284,907	43,982	284,826

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,057	13,323
Additional paid-in capital		311,907	48,150	311,907
Statutory reserve		37,441	5,780	37,441
Retained earnings		(44,022)	(6,796)	25,043
Cumulative translation adjustment		1,049	162	1,199
Total shareholders’ equity		319,698	49,353	388,913
Non-controlling interest		(834)	(129)	(794)
Total equity		318,864	49,224	388,119
Total liabilities and equity		603,771	93,206	672,945

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2015, 2014 and 2013

(amounts in thousands, except share and per share data)

		The Year Ended December 31,
	Notes	2015		2014	2013
		RMB	US$	RMB	RMB
Net sales	16	248,862	38,418	284,464	304,950
Cost of sales	17,18	248,866	38,418	301,617	320,375

Gross loss		(4)	-	(17,153)	(15,425)

Operating expenses:
Selling expenses	17,18	14,404	2,224	15,202	16,839
Administrative expenses		39,559	6,107	28,337	32,130
Loss on impairment of assets		7,219	1,114	-	-
Total operating expenses		61,182	9,445	43,539	48,969

Operating loss		(61,186)	(9,445)	(60,692)	(64,394)

Other income (expense):
- Interest income		1,236	191	1,297	1,024
- Interest expense	19	(8,333)	(1,286)	(12,486)	(10,094)
- Others income (expense), net		6,215	959	(203)	4,505
Total other income (expense)		(882)	(136)	(11,392)	(4,565)

Loss before provision for income taxes		(62,068)	(9,581)	(72,084)	(68,959)

Income tax (expense) benefit	20	(7,000)	(1,081)	740	10,007

Net loss		(69,068)	(10,662)	(71,344)	(58,952)

Net income (loss) attributable to noncontrolling interests		(3)	-	(17)	19
Net loss attributable to the Company		(69,065)	(10,662)	(71,327)	(58,971)

Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		(37)	(6)	(18)	22
- Foreign currency translation adjustments attributable to the Company		(150)	(23)	(67)	44

Comprehensive income (loss) attributable to non-controlling interest		(40)	(6)	(35)	41
Comprehensive loss attribute to the Company		(69,215)	(10,685)	(71,394)	(58,927)

Net loss per share, Basic and diluted	26	(5.29)	(0.82)	(5.46)	(4.51)
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2015, 2014 and 2013

(amounts in thousands, except share data)

	Ordinary Shares					Accumulated
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	other comprehensive income	Total shareholders' equity	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2012	13,062,500	13,323	311,907	37,441	155,341	1,222	519,234	(800)	518,434

Net income (loss)	-	-	-	-	(58,971)	-	(58,971)	19	(58,952)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	44	44	22	66

Balance as of December 31, 2013	13,062,500	13,323	311,907	37,441	96,370	1,266	460,307	(759)	459,548

Net income (loss)	-	-	-	-	(71,327)	-	(71,327)	(17)	(71,344)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(67)	(67)	(18)	(85)
Balance as of December 31, 2014	13,062,500	13,323	311,907	37,441	25,043	1,199	388,913	(794)	388,119

Net income (loss)	-	-	-	-	(69,065)	-	(69,065)	(3)	(69,068)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(150)	(150)	(37)	(187)
Balance as of December 31, 2015	13,062,500	13,323	311,907	37,441	(44,022)	1,049	319,698	(834)	318,864
Balance as of December 31, 2015 US$	13,062,500	2,057	48,150	5,780	(6,796)	162	49,353	(129)	49, 224

See accompanying notes to the consolidated financial statements.

 FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2014 and 2013

(Amounts in thousands)

	The Years Ended December 31,
	2015		2014	2013
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net loss	(69,068)	(10,662)	(71,344)	(58,952)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
- Loss on disposal of property, plant and equipment	-	-	101	33
- Loss on Long-term assets impairment	7,219	1,114	-	-
- Depreciation of property, plant and equipment	44,515	6,872	47,701	48,161
- Amortization of intangible assets	524	81	524	524
- Deferred income taxes (benefit)	7,000	1,081	303	(10,007)
- Bad debt (recovery) expense	(4,484)	(692)	30	(1,744)
- Inventory provision	(1,106)	(171)	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(103)	(16)	(1,524)	13,615
- Inventories	(4,434)	(684)	14,421	(4,164)
- Advance to suppliers	2,038	315	(535)	7,909
- Prepaid expenses and other current assets	1,347	208	1,417	(398)
- Accounts payable	3,277	506	(3,970)	4,658
- Accrued expenses and other payables	2,446	378	(744)	38
- Advance from customers	(1,145)	(177)	(11,273)	2,952
- Tax payable	(2,016)	(311)	6,732	465

Net cash provided by (used in) operating activities	(13,990)	(2,158)	(18,161)	3,090

Cash flow from investing activities
Purchases of property, plant and equipment	(222)	(34)	(5,559)	(4,416)
Restricted cash related to trade finance	4,884	754	(6,656)	(19,974)
Advanced to suppliers - non current	(718)	(111)	1,412	3,165
Amount change in construction in progress	(1,334)	(206)	265	(8,785)
Interest capitalization related to CIP	-	-	-	(2,059)
Deposit for purchase	21,000	3,242	-	-

Net cash used in (provided by) investing activities	23,610	3,645	(10,538)	(32,069)

Cash flow from financing activities
Principal payments of bank loans	(3,350)	(517)	(105,000)	(110,000)
Proceeds from short-term bank loans	-	-	-	105,000
Proceeds from related party	17,142	2,646	125,938	-
Payment of capital lease obligation	(8,260)	(1,275)	(8,315)	(8,123)
Change in notes payable	(9,759)	(1,507)	13,549	43,691
Proceeds from sale-leaseback equipment	-	-	-	5,000

Net cash provided by (used in) financing activities	(4,227)	(653)	26,172	35,568

Effect of foreign exchange rate changes	(58)	(72)	(31)	(17)

Net (decrease) increase in cash and cash equivalent	5,335	762	(2,558)	6,572

Cash and cash equivalent
At beginning of period/year	9,020	1,454	11,578	5,006
At end of period/year	14,355	2,216	9,020	11,578

SUPPLEMENTARY DISCLOSURE:
Interest paid	8,333	1,286	12,486	12,153
Income tax paid	-	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,075	320	3,070	7,466
Obligations for acquired equipment under capital lease:	302	47	8,562	16,877

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

(2) Basis of Presentation

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) and we consider the various staff accounting bulletins and other applicable guidance issued by the United States Securities and Exchange Commission (SEC).

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

(3) Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its three subsidiaries, inluding, Fuwei Films (BVI) Co., Ltd., Fuwei Films (Shandong) Co., Ltd., and Fuwei Films USA, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Foreign Currency Transactions

The Group’s reporting currency is the Chinese Yuan (“Renminbi” or “RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Fuwei US company, a 60% owned subsidiary of the company, their financial records are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity.

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

For the convenience of the readers, the RMB amounts for the year of 2015 included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.4778, being the noon buy rate for U.S. dollars in effect on December 31, 2015 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2015, or at any other date.

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

(c) Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

As of December 31, 2015 and 2014, there were cash and cash equivalents of RMB14,355 (US$2,216) and RMB9,020, respectively.

As of December 31, 2015 and 2014, there were restricted cash of RMB43,215 (US$6,671) and RMB48,085, respectively, as deposit in bank for letters of credit and banker’s acceptance bill.

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

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2015 was RMB747 (US$115) and RMB825, respectively.

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

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and allowance for fixed assets impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years
Buildings and improvements	25 – 30
Plant and equipment	10 – 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation related to abnormal amounts from idle capacity is charged to administrative expenses for the period incurred. Total depreciations for the years ended December 31, 2015, 2014 and 2013 were RMB44,515 (US$6,872), RMB47,701 and RMB48,161 respectively, of which 56.5%, 85.4% and 86.7% was recorded in cost of goods sold and 43.5%, 14.6% and 13.3% was recorded in administrative and selling expenses, respectively.

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

(j) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. The loss on impairment of assets during 2015 and 2014 was RMB7,219 (US$1,114) and 0, respectively..

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

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB3,619 (US$559), RMB8,005 and RMB10,906 for the year ended December 31, 2015, 2014 and 2013 and such costs were recorded in administrative expenses.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Under guidance contained in FASB ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We follow the recognition and disclosure provisions under guidance contained in FASB ASC 740-10-25. Under this guidance, tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We only recognized deferred tax assets for the loss of 2015 after considering the possibility of realizing the benefits under the conservatism principle.

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

(p) Noncontrolling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance. The non-contolling interest % of entity Fuwei USA was 40%, with the deficit amount of RMB(834) (-US$129) and RMB(794), respectively.

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

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2015 and 2014 consolidated financial statements to conform to the fiscal 2015 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of December 31, 2015, the Company had a working capital deficiency of RMB151,599 (US$23,403) and accumulated deficit of RMB69,068 (US$10,662) from net losses incurred during the year of 2015. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described as per follows: The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

(u) Recently Issued Accounting Standards

Simplifying the Measurement of Inventory: In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which modifies existing requirements regarding measuring inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (NRV), and NRV less an approximately normal profit margin. The new ASU replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring inventory. This standard is effective prospectively beginning January 1, 2017, with early adoption permitted. The Company is evaluating the impact that this new guidance will have on its consolidated financial statements.

Simplifying the Presentation of Debt Issuance Costs: In April 2015, the FASB issued ASU 2015-03-Simplifying the Presentation of Debt Issuance Costs. This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company is currently evaluating the effect that the adoption of this standard will have on its financial statements.

Amendments to the Consolidation Analysis: In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis.” ASU No. 2015-02 eliminates the deferral of the requirements of ASU No. 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” for certain interests in investment funds and provides a scope exception from Topic 810 for certain investments in money market funds. The ASU also makes several modifications to the consolidation guidance for VIEs and general partners’ investments in limited partnerships, as well as modifications to the evaluation of whether limited partnerships are VIEs or voting interest entities. ASU No. 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of this standard will have on its financial statements.

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

Stock Based Compensation: In June 2014, the FASB issued ASU No. 2014-12 (ASU 2014-12), Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU No. 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the effect that the adoption of this standard will have on its financial statements.

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

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2015		December 31, 2014
	RMB	US$	RMB
Accounts receivable	7,861	1,214	8,168
Less: Allowance for doubtful accounts	(747)	(116)	(825)
	7,114	1,098	7,343

Bills receivable	2,932	453	2,524
	10,046	1,551	9,867

An analysis of the allowance for doubtful accounts for 2015, 2014 and 2013 is as follows:

	December 31, 2015		December 31, 2014	December 31, 2013
	RMB	US$	RMB	RMB
Balance at beginning of year	825	127	795	1,196
Bad debt (recovery) expense	(78)	(12)	30	(401)
Write-offs	-	-	-	-

Balance at end of year	747	115	825	795

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31,2015		December 31,2014
	RMB	US$	RMB
Raw materials	16,819	2,596	13,221
Work-in-progress	1,667	258	1,873
Finished goods	15,483	2,390	14,429
Consumables and spare parts	611	94	622
Allowance for obsolescence	(5,006)	(773)	(6,111)
	29,574	4,565	24,034

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31,2015		December 31,2014
	RMB	US$	RMB
Lease prepayments, current portion	524	81	524
Other receivables	19,810	3,058	18,248
	20,334	3,139	18,772

(7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2015		December 31,2014
	RMB	US$	RMB
Buildings	78,769	12,160	77,828
Plant and equipment	764,038	117,946	764,093
Computer equipment	2,449	378	2,459
Furniture and fixtures	13,730	2,120	13,444
Motor vehicles	2,094	323	2,094
	861,080	132,927	859,918
Less: accumulated depreciation	(422,840)	(65,275)	(377,384)
Impairment of plant and equipment	(7,219)	(1,114)	-
	431,021	66,538	482,534

All of the Group’s buildings are located in the PRC. As of December 31, 2015 and 2014, property, plant plus land use rights with carrying value totaling RMB18,398 (US$2,840) and RMB100,659 respectively were pledged to banks as collateral for credit limits and loans(see Note 12).

As of December 31, 2015, the mortgaged floor area of facilities and land use right to the bank is 17,180 square meters and 43,878 square meters, respectively.

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31,2015		December 31,2014
	RMB	US$	RMB
Non-current portion	17,882	2,761	18,406
Current portion - amount charged to expense next year	524	81	524
	18,406	2,842	18,930

As of December 31, 2015, parts of prepaid land use rights were pledged to banks as collateral for credit limit in bank (see Note 12).

Land use rights amortization for the year ended December 31, 2015, 2014 and 2013 were RMB524 (US$81), RMB524 and RMB454, respectively.

As of December 31, 2015, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB18,406(US$2,842). The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(9) Advance to suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 31, 2015 and 2014, the current portion of advance to suppliers was RMB5,640 (US$871) and RMB7,512, respectively. The noncurrent portion of advance to suppliers was RMB1,440 (US$222) and RMB722, respectively.

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

The Pledger’s percentage of Joyinn was transferred to Weifang State-Owned Assets Operation Administration Company (the “Administration Company”) according to the court order. On December 10, 2012, Shandong Fuwei entered into a Share Pledge Agreement with the major shareholder of Joyinn – the Administration Company, in which the Administration Company agreed all the terms and conditions in LOI and its Supplementary Agreement. The Administration Company, as the new Pledger, agreed to increase the pledged interest by 71% to 87.8%.

On January 12, 2015, Shandong Fuwei received a notice issued by the Administration Company and Joyinn stating that all the agreements previously entered into by the relevant parties have been terminated. Joyinn agreed to return RMB21,000 to Shandong Fuwei which was a prepayment of capital increase invested by Shandong Fuwei and Shandong Fuwei agreed to handle the relevant procedures with respect to terminating the related share pledge agreement upon receipt of such prepayment. Upon consideration, the Board of Directors of Fuwei Films approved to carry out the procedures as stipulated by the notice. On January 22, 2015, Shandong Fuwei received the refund of RMB21,000 from Joyinn.

As of December 31, 2015 and December 31, 2014 the total amount of the deposit was zero and RMB16,760, respectively.

(11) Other assets

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of December 31, 2015 and 2014, the total amount of the other assets was RMB11,607 (US$1,792) and RMB12,500, respectively.

(12) Long-term Bank Loans

	Interest rate per	12-31-2015		12-31-2014
Lender	annum	RMB	US$	RMB

LONG-TERM LOANS
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	4.41%	6,650	1,026	10,000
		6,650	1,026	10,000
Less: amounts classified as short-term loan		-	-	-
Less: long-term loan, current portion		(3,350)	(517)	(3,350)
Long-term Loan		3,300	509	6,650

Notes:

The principal amounts of the above long-term loans are repayable at the end of the loan period.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,612) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$540) per year with the remaining principal balance of RMB3,300 (US$532) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2015 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) to pay off five short-term loans to Bank of Communications Co., Ltd. In May, 2014 and 2015, we obtained loans for the amount of RMB15,000 and RMB10,000 from SNTON Group solely for the purpose of purchasing raw materials. The interest rate of both loans shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which was exactly the same interest rate calculation method when we paid off the loans to Bank of Communications.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31,2015		December 31,2014	December 31,2013
Secured by:	RMB	US$	RMB	RMB
Property plant and equipment, Land use right				105,000
Bills receivable	-	-	-	-
Guarantee company	6,650	1,026	10,000	10,000
Restricted cash		-		-
	6,650	1,026	10,000	115,000

Long-term bank loans maturity for the next five years after December 31, 2015 are as follows:

	RMB	US$
Fiscal 2016	3,350	517
Fiscal 2017	3,300	509
Fiscal 2018	-	-
Fiscal 2019	-	-
Fiscal 2010	-	-

(13) Notes Payable

The credit line amounting to RMB45,000 (US$6,950) granted by SPD bank was pledged part of property, plant, land use right and equipment and lease prepayments as security. The use time limit of this credit line was from December 19, 2014 to December 19, 2017. As of December 31, 2015, the used credit line amount was RMB41,250. The balance was RMB3,750.

As of December 31, 2015, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB85,780 (US$13,242) for payment in connection with raw materials on a total deposits of RMB42,890 (US$6,621) at SPD Bank.

Notes payable consisted of the following:

Issuing bank	December 31, 2015		December 31, 2014
	RMB	US$	RMB
SPD Bank	85,780	13,242	95,539
	85,780	13,242	95,539

(14) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2015		December 31,2014
	RMB	US$	RMB
Other payables	8,682	1,340	6,095
Predicted liability	-	-	-
	8,682	1,340	6,095

(15) Obligations under capital leases

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The lease has terms of 3 years expiring by the end of December, 2015. As of December 31, 2015, future payments under these capital leases are as follows:

	December 31,2015						December 31,2014
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	302	47	304	47	2	-	8,259	8,555	296
After 1 year but within 2 years	-	-	-	-	-	-	303	306	3
After 2 years but within 3 years	-	-	-	-	-	-	-	-	-
After 3 years	-	-	-		-		-	-	-
	302	47	304	47	2	-	8,562	8,861	299

Less: balance due within one year classified as current liabilities	(302)	(47)					(8,259)
	-	-					303

Details of obligations under capital leases are as follows:

	December 31,2015	December 31,2014
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum as of December 31, 2015	302	8,562

	302	8,562

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

During the fiscal year ended December 31, 2015, net revenues were RMB248,862 (US$38,418), compared to RMB284,464 during the same period in 2014, representing a decrease of RMB35,602 or 12.5%, mainly due to the reduction of average sales price by 13.5% caused by the decrease in the price of main raw materials. For further analysis of the factors causing revenue decrease, the reduction of average sales price caused a decrease of RMB38,826 and sales volume factor made an increase of RMB3,224.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2015		December 31, 2014	December 31, 2013
	RMB	US$	RMB	RMB
Sales in China	194,226	29,984	241,446	263,076
Sales in other countries (principally Europe, Asia and North America)	54,636	8,434	43,018	41,874
	248,862	38,418	284,464	304,950

Overseas sales were RMB54,636 (US$8,434,) or 22.0% of total revenues, compared with RMB43,018 or 15.1% of total revenues in 2014. The increase in overseas sales was mainly due to the increased sales volume.

The Company’s revenue by significant types of films for 2015, 2014 and 2013 was as follows:

	December 31,2015			December 31,2014		December 31,2013
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total

Stamping and transfer film	103,520	15,982	41.6%	118,560	41.7%	142,309	46.7%
Printing film	29,605	4,570	11.9%	32,987	11.6%	27,852	9.1%
Metallized film	9,010	1,391	3.6%	6,397	2.2%	17,686	5.8%
Specialty film	73,851	11,400	29.7%	79,609	28.0%	89,382	29.3%
Base film for other applications	32,876	5,075	13.2%	46,911	16.5%	27,721	9.1%
	248,862	38,418	100.0%	284,464	100.0%	304,950	100.0%

In 2015, sales of specialty films were RMB73,851 (US$11,400) and 29.7% of our total revenues as compared to RMB79,609 and 28.0% in 2014, which was a decrease of RMB5,758, or 7.2%, as compared to the same period in 2014. The decrease was largely attributable to the reduction in sales price for dry films and coated films due to the entrances of new competitors..

(17) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31,2015		December 31,2014	December 31,2013
	RMB	US$	RMB	RMB
Cost of goods sold	25,139	3,881	40,728	41,771
Selling expenses	22	3	28	33
Administrative expenses	19,354	2,988	6,945	6,357
		-
	44,515	6,872	47,701	48,161

(18) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2015, 2014 and 2013, freight costs included in cost of goods sold were RMB2,938 (US$454), RMB3,603 and RMB3,738 , respectively, and RMB7,713 (US$1,191), RMB10,196, and RMB11,770, respectively, were included in selling expenses.

(19) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2015, 2014 and 2013:

	December 31,2015		December 31,2014	December 31,2013
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	-	2,059
Interest cost charged to expense	8,333	1,286	12,486	10,094
	8,333	1,286	12,486	12,153

Interest expense in 2015 was lower than that in 2014, which was mainly due to lower interest rate.

(20) Income Taxes

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, the PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%. In 2014, Fuwei Films failed to be designated as a Hi-Tech Enterprise and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015.

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2013, 2012 and 2011, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

	2013		2012	2011
	RMB	US$	RMB	RMB
Net income	-	-	-	(2,499)
Earnings per share
- Basic	-	-	-	(0.19)
- Diluted	-	-	-	(0.19)

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2015		2014	2013
	RMB	US$	RMB	RMB
Cayman Islands	(2,379)	(367)	(2,267)	(2,144)
British Virgin Islands	(3)	(1)	(3)	(3)
PRC	(59,677)	(9,212)	(69,772)	(66,860)
U.S.A	(9)	(1)	(42)	48
	(62,068)	(9,581)	(72,084)	(68,959)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption. As of December 31, 2015, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. In 2014, Fuwei Films failed to be designated as High-and-New Tech Enterprise. Accordingly, the deferred taxes as of December 31, 2015 have been calculated employing the statutory rate of Shandong Fuwei of 25%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2013	-	10,007	10,007

Year ended December 31, 2014	1,043	(303)	740

Year ended December 31, 2015	-	(7,000)	(7,000)
Year ended December 31, 2015 (US$)	-	(1,081)	(1,081)

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 25%, 15%, 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2015, 2014 and 2013 for the following reasons:

	2015		2014	2013
	RMB	US$	RMB	RMB
Income (loss) before income taxes	(62,068)	(9,581)	(72,084)	(68,959)

Computed “expected” tax expense	(218)	(34)	(218)	(218)
Non-deductible expenses	-	-	-	-
Non-taxable income	218	34	218	131
Tax holiday	-	-	-	87
Tax effect of deferred tax and tax rates differential	(7,000)	(1,081)	740	10,007

Actual income tax benefit (expense)	(7,000)	(1,081)	740	10,007

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2015 and 2014 are presented below.

	December 31,2015		December 31,2014
	RMB	US$	RMB
Current
Accounts receivable	187	29	206
Other receivables	-	-	1,060
Inventory impairment	1,251	193	1,528
Estimated Loss due to Product Warranty	-	-	-
	1,438	222	2,794
Non-current
Property, plant and equipment, principally due to differences in depreciation	1,763	272	1,998
Construction in progress, principally due to capitalized interest	(4,819)	(743)	(5,212)
Lease prepayments, principally due to differences in charges	(587)	(91)	(604)
Allowance for advanced to supplier-long term	27	4	68
Net loss carryforward	13,729	2,119	19,507
	10,113	1,561	15,757
Net deferred income tax assets	11,551	1,783	18,551

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Considering the level of historical performance of Shandong Fuwei, we only recognized deferred tax assets for the loss of 2015 after considering the possibility of realizing the benefits under the conservatism principle.

(21) Related Party Transactions

Name of party	Relationship

Hongkong Ruishang International Trade Co., Ltd. (the “Hongkong Ruishang”)	Shareholder of the Company(52.9%)
Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”)	Shareholder of the Company(12.54%)
Hongkong Ruishang International Trade Co., Ltd. (the “Hongkong Ruishang”)	Subsidiary of Shandong SNTON Group Co.,Ltd.(“SNTON Group”)

Shandong SNTON Optical Materials Technology Co., Ltd.( SNTON Optical)	Subsidiary of Shandong SNTON Group Co.,Ltd.(“SNTON Group”)

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2015, the principle of this loan from Shandong SNTON was RMB104,707 and the interest was RMB11,800.

In May 2014, the Company borrowed RMB15,000 from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which that the Company agreed to pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided the Company with a loan for the amount of RMB10,000.

As of December 31, 2015, the total principle of loans from SNTON Group was RMB25,000 and the interest payable was RMB1,572.

As of December 31, 2015, the total balance of principle of loans from related party was RMB129,707 and the interest payable was RMB13,372.

In 2015, we purchased 915 Metric Tons of final products of BOPET for a total amount of 8.03 million. The purchase price was based on market price.

During the years ended 2015, 2014 and 2013, we paid approximately RMB112 (USD$17), RMB144 and RMB164, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

Obligations under sale-leaseback transaction amounting to RMB300 (US$46) were guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd.

(22) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,238 (US$191), RMB1,097 and RMB1,047 for the year ended December 31, 2015, 2014 and 2013 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2015.

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

(24) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2015, 2014 and 2013.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2015 and 2014.

Percentage of accounts receivable outstanding (%) December 31, 2015
Zhuhai City Nengdong Technolgogy Optical Materials Co., Ltd.	19.3%
Yunnan Dexin Zhiye Co., Ltd.	18.3%
CELPLAST METALLIZED PRODUCTS LIMITED	13.9%
Eternal Electronic Material (Guangzhou) Co., Ltd.	11.9%

Percentage of accounts receivable outstanding (%) December 31, 2014
Eternal Electronic Material (Guangzhou) Co., Ltd.	23.2%
LG HAUSYS LTD	11.1%
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	11.1%
Yunnan Dexin Zhiye Co., Ltd.	10.3%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2015, 2014 and 2013. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 10% or more of our raw materials for each of the year ended December 31, 2015, 2014 and 2013:

		Percentage of total purchases (%)
Supplier	Item	2015	2014	2013
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	52.0%	60.0%	56.7%
Jiangyin Huaxing Compound Co., Ltd.	PET resin	-	-	4.1%

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB3,301 (US$787) and zero as of December 31, 2015, respectively.

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB3,468 (US$ 559) and RMB23 as of December 31, 2014, respectively.

The balance of advance to supplier to Sinopec Yizheng and Jiangyin Huaxing was RMB1,928 and RMB23 as of December 31, 2013, respectively.

(c) Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, accounts receivable and other receivables arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company maintains large sums of cash in two major banks in China. The aggregate balance in such accounts as of December 31, 2015 was RMB 11,650(US $1,798). There is no insurance securing these deposits in China. The Company has a diversified customer base, most of which are in China.

(25) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2015 are as follows:

	December 31, 2015
	RMB	US$
Operating lease commitments	288	$44

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2015, 2014 and 2013, total rental expenses for non-cancelable operating leases were RMB206 (US$32), RMB436 and RMB410, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2015 were RMB1,005 (US$155).

(c) Outstanding bills receivable discounted

As of December 31, 2015, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to three legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015 and October 26, 2015. To date, the case has not been decided. We are unable to predict the outcome of this lawsuit and therefore cannot determine the likelihood of loss nor estimate a range of possible loss.

On January 21, 2014, Shandong Fuwei received a complaint from Zeng Wenhong, a Hong Kong citizen, plaintiff against Shandong Fuwei with a claim for a refund of US$500 (approximately RMB4,138) and related interest of RMB2,332. The plaintiff alleged that Shandong Fuwei has agreed to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. On October 28, 2014, the case was heard again and the plaintiff submitted additional evidence. On September 25, 2015, Shandong Fuwei received a written judgment issued by the Intermediate People’s Court of Weifang ordering Shandong Fuwei to refundUS$500 and its interest to the plaintiff. Shandong Fuwei has filed an appeal to the High People’s Court’s of Weifang within the appeal period. We are unable to predict the outcome of this lawsuit and therefore cannot determine the likelihood of loss nor estimate a range of possible loss.

On June 28, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from a Procurement Contract between the parties with a claim for RMB844 plus interest of RMB134. The case has been settled between the two parties. Pursuant to the terms of the settlement, Shandong Fuwei shall pay the plaintiff RMB750 through bank acceptance note prior to February 7, 2015. The remaining balance of RMB94 shall be paid within two days of reaching resolution on the eight remaining disputes between the two parties. Thereafter, neither party will bear any further liability. To date, Shandong Fuwei has made a payment to the plaintiff in the amount of RMB750. The remaining disputes arising from the Procurement Contract are in the process of being resolved.

(26) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2015, 2014 and 2013 have been calculated as follows:

	2015		2014	2013
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	(69,065)	(10,662)	(71,327)	(58,971)

Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	13,062,500	13,062,500	13,062,500	13,062,500

Basic and diluted earnings (loss) per share	(5.29)	(0.82)	(5.46)	(4.51)

(27) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2015, an aggregate amount of RMB37,441 (US$5,780) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2015, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 57.9% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2015 and 2014

	2015		2014
	RMB	US$	RMB

Cash and cash equivalents	11	2	106
Other current assets	278,903	43,055	263,817
Investments in subsidiaries	389	60	369

Total assets	279,303	43,117	264,292

Current liabilities	60,426	9,328	54,906
Total shareholders’ equity	218,877	33,789	209,386

Total liabilities and shareholders’ equity	279,303	43,117	264,292

Condensed unaudited Statements of Operations (For the years ended December 31, 2015, 2014 and 2013)

	2015		2014	2013
	RMB	US$	RMB	RMB

Interest income (expenses)	(12)	(2)	(11)	(9)
General and administrative expenses	(2,367)	(365)	(2,257)	(2,135)
Other income	-	-	-	-
Loss before equity in undistributed earnings of subsidiaries	(2,379)	(367)	(2,268)	(2,144)
Equity in earnings of subsidiaries	(66,689)	(10,295)	(69,076)	(56,808)

Net income	(69,068)	(10,662)	(71,344)	(58,952)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2015, 2014 and 2013)

	2015		2014	2013
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	(69,068)	(10,662)	(71,344)	(58,952)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	66,689	10,295	69,076	56,808
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	34	5	-	(124)

Net cash provided by operating activities	(2,345)	(362)	(2,268)	(2,268)

Cash flow from financing activities

Payments to related parties	2,249	347	2,310	2,272
Proceeds from related parties	(2)	-	(3)	-

Effect of exchange	2	-	-	(2)

Net cash provided by (used in) financing activities	2,249	347	2,307	2,270

Net increase (decrease) in cash	(96)	(15)	39	2
Cash:
At beginning of year	106	16	67	65
At end of year	10	2	106	67

(28) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2015	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	52,776	8,514	66,709	10,760	65,670	10,333	63,707	9,835	248,862	38,418
Gross loss	(7,825)	(1,262)	287	47	3,794	597	3,740	578	(4)	-
Net loss	(14,997)	(2,419)	(14,651)	(2,362)	(12,253)	(1,927)	(27,164)	(4,192)	(69,065)	(10,662)
Basic and diluted loss per share	(1.15)	(0.19)	(1.12)	(0.18)	(0.94)	(0.15)	(2.08)	(0.32)	(5.29)	(0.82)