Form 20-F
period 2016-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2017-04-06
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 3,265,837 ordinary shares outstanding.

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

2

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

Our ordinary shares are listed on the Nasdaq Capital Market, or NASDAQ, under the symbol “FFHL”.

Except as otherwise required and for purposes of this Annual Report only:

•	“Fuwei”, “Company”, “us”, “our” or “we” refer to Fuwei Films (Holdings) Co., Ltd. The term “you” refers to holders of our ordinary shares.
•	“China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government.
•	All references to “Renminbi,” or “RMB” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
•	“BOPET” refers to the Biaxially Oriented Polyester Film.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Chinese Yuan (“Renminbi” or “RMB”).  In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “RMB” are to the currency of China.

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB6.9430 on December 31, 2016.

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

	Average	High	Low	Period-end

2011(1)	6.4630	6.6364	6.2939	6.2939
2012(1)	6.3088	6.3879	6.2221	6.2301
2013(1)	6.1478	6.2438	6.0537	6.0537
2014(1)	6.1620	6.2591	6.0402	6.2046
2015(1)	6.2827	6.4896	6.1870	6.4778
2016(1)	6.6400	6.9580	6.4480	6.9430
November 2016(2)	6.8402	6.9195	6.7534	6.8837
December 2016(2)	6.9198	6.9580	6.8771	6.9430
January 2017(2)	6.8907	6.9575	6.8360	6.8768
February 2017(2)	6.8694	6.8821	6.8517	6.8665
March 2017(2)	6.8940	6.9132	6.8687	6.8832

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
(2)	Monthly average is calculated by averaging the daily rates during the relevant period.

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

The following selected historical statement of income data for the years ended December 31, 2016, 2015 and 2014 and the selected historical balance sheet data as of December 31, 2016 and 2015 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2013 and 2012, and the selected historical balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2016		2015	2014	2013	2012
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	253,926	36,573	248,862	284,464	304,950	372,866
Gross (loss) profit	17,736	2,555	(4)	(17,153)	(15,425)	(3,107)

Operating (loss) income	(42,239)	(6,083)	(61,186)	(60,692)	(64,394)	(63,984)
Interest expense	(7,865)	(1,133)	(8,333)	(12,486)	(10,094)	-

(Loss) Income before income taxes	(49,166)	(7,081)	(62,068)	(72,084)	(68,959)	(62,164)

Net (loss) income attributable to the Company	(54,483)	(7,847)	(69,065)	(71,327)	(58,971)	(54,427)
(Loss) Earnings per share
Basic	(16.68)	(2.40)	(5.29)	(5.46)	(4.51)	(4.17)
Diluted	(16.68)	(2.40)	(5.29)	(5.46)	(4.51)	(4.17)
Weighted average number ordinary shares, Basic and diluted
Basic	3,265,837	3,265,837	13,062,500	13,062,500	13,062,500	13,062,500
Diluted	3,265,837	3,265,837	13,062,500	13,062,500	13,062,500	13,062,500

	Year Ended
	December 31,
	2016		2015	2014	2013	2012
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	13,343	1,922	14,355	9,020	11,578	5,006
Accounts and bills receivable, net	29,453	4,242	10,046	9,867	8,373	21,587
Inventories	25,153	3,623	29,574	24,034	38,454	34,291
Total current assets	155,101	22,340	124,602	120,084	134,613	123,915
Property, plant and equipment, net	410,654	59,146	431,021	482,534	524,777	233,335
Total assets	593,437	85,473	603,771	672,945	732,047	747,550
Short-term bank loans	60,000	8,642	-	-	105,000	110,000
Total current liabilities	325,229	46,843	276,201	272,057	250,200	201,922
Total shareholders’ equity	265,211	38,198	319,698	388,913	460,307	519,234

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2011, 2012 and 2013 due to its status as a High-and-New Tech Enterprise since December 2009. In 2014, Shandong Fuwei failed to be designated as such and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2013, 2012 and 2011:

	Year Ended December 31,
(In thousands, except per share data)	2013		2012	2011
	RMB	US$	RMB	RMB

Net income	-	-	-	(2,499)

Earnings per share
- basic	-	-	-	(0.19)
- diluted	-	-	-	(0.19)

The 2016 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB6.9430, which was the noon buying rate for U.S. dollars in effect on December 31, 2016 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2016, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2016, this change in policy resulted in an approximately 14.4% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. The Company generates its revenue in the PRC in Renminbi and its overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

The total cost of raw materials made up approximately 67.4%, 66.4% and 67.8% of our production cost in 2016, 2015 and 2014, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 77.7% and 22.3% of our total cost of raw materials in the past three years on average.

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

In 2017, it is expected that there will be a continued capacity expansion within China. The further growing oversupply plus price fluctuations of raw materials may continuously have an adverse impact on the results of our operations. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in substantial increase in production of BOPET films from 2011 to 2016. As a result, the market supply in 2017 will continuously increase more than demand. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US$1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2016, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2016, Neoluck Group had paid US$320,000 and still had US$130,000 outstanding to DMT.

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

As of December 31, 2016, we had a long-term loan of RMB3.3 million (US$0.475 million). We have pledged part of our property, plant and lease prepayments as security for indebtedness of a credit line amounting to RMB45.0 million (US$6.48 million) and RMB45.0 million granted by SPD bank and Bank of Weifang, respectively. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

As of December 31, 2016, we have received 16 patents from the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

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

On December 30, 2011, USDOC commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, will actively respond to the review to the extent permitted by law and will continue to seek the low rate which should properly apply to its exports to the United States. In June 2013, the final results of the third round annual review were issued and an ADD rate of 12.80% was imposed on Fuwei Films. The preliminary results of the fourth round annual review were announced in December 2013, according to which, an ADD rate of 31.77% was imposed on Fuwei Films. In June 2014, the final results of the fourth round annual review were announced and Fuwei Films was imposed on an ADD rate of 31.24%. There was no export to the United States for the year of 2014. The preliminary results of the fifth round annual review were announced in December 2014, which determined that Fuwei Films did not have any reviewable transactions during the fifth round annual review and no rate was assigned to it. On December 23, 2014, the USDOC initiated the sixth round annual review. In February 2015, Fuwei Films filed a No Shipment Certification with USDOC as the Company had no export to U.S. during the sixth round annual review. The domestic industry has withdrawn the request for the seventh round annual review for the years 2015 and 2016 and as a result, the administrative review with respect to Fuwei will be rescinded and no changes will be made to the deposit rate.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China's BOPET film or downstream industries, our business may be adversely affected.

Changes in Applicable PRC Taxes may be adversely affect the Company.

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax as well as educational surcharges shall be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges shall be applicable to foreign-funded enterprises, foreign enterprises and foreign citizens, which mean they will no longer be exempt from such taxes. In accordance with the regulations, since December 1, 2010, our subsidiary - Shandong Fuwei - became a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stands at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1, 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. In August 2014, the local government promulgated a new regulation that adjusted the standard of urban land use tax, according to which the tax amount for Shandong Fuwei increased from RMB8 per square meter to RMB14 per square meter commencing July 1, 2014. In addition, the tax amount was further adjusted from RMB14 per square meter to RMB13 per square meter effective December 2016. If the Chinese government changes its tax policies or adds new types of taxes in the future, our business may be adversely affected.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2016, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, 2012, 2013, 2014, 2015 and 2016, we continued to have a material weakness in our internal controls over financial reporting.

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

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2016, 2015 and 2014, sales to our customers in the PRC accounted for approximately 83.5%, 78.0% and 84.9%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign owned enterprise in January 2005 and could enjoy certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises” at that time. Accordingly, at that time, it was entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) was exempt from income tax in the PRC and the profit for each of the subsequent three financial years was taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and was recertified in October 2011 and enjoys a favorable enterprise income tax rate of 15%. If there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise, Shandong Fuwei will no longer enjoy the preferential tax treatment.  In December 2014, Shandong Fuwei failed to be designated as a High-and-New Tech Enterprise. As a result, Shandong Fuwei is now subject to a 25% standard enterprise income tax rate since from 2014. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which took effect on January 1, 2008. In accordance with the law, a unified enterprise income tax rate of 25% and unified tax deduction standards were applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations would, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises established prior to March 16, 2007, such as Shandong Fuwei, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the income law Enterprise Income Tax Law. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018.

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

We operate three production lines and have had one trial production line as of December 31, 2016. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. As of September 2013, our third production line has been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. We received an initial feedback from this customer and we are improving according to the feedback. It could not satisfy the requirements of continued operation for the third production line due to lack of purchase orders. The third production line has not been started up ever since April 2015. As of December 31, 2016, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

Our top five customers in the year ended December 31, 2016 were Eternal Electronic Material (Guangzhou) Co., Ltd., Yunnan Dexin Zhiye Co., Ltd., Eternal Photo Electronic Materials (Guangzhou) Co., Ltd., Hololens Technology Co., Ltd., and Celplast Metallized Products Limited. None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2016, 2015 and 2014, our sales to our overseas customers constituted approximately 16.5%, 22.0% and 15.1% of our total revenue, respectively.

On April 23, 2009, Fuwei Films USA, LLC was set up in South Carolina and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10,000 and total investment amount of US$100,000. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. In December 2016, Fuwei Films USA, LLC was dissolved.

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

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers, and we have already developed a series of new products. Our R&D team comprises of 6 full-time research personnel in total.

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

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	“Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

January 2014(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

January 2014(14)	Five -Star Enterprise in Statistical Work	Shandong Provincial Bureau of Statistics

January 2015(15) (16)	Advanced Work Unit in Making National Standard for BOPET Film One of the Top Ten Outstanding Enterprises in 2014 for All products in Shandong Famous Trademark in Shandong Province High-and-New Tech Enterprise	China Packaging Federation Shandong Provincial Plastic Association Shandong Provincial Administration for Industry & Commerce Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.
(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.
(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.
(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.
(9)	The brand of “Fuwei Films” has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.
(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.
(11)	All these awards show that our established brand name “Fuwei Films” are recognized for our product quality in the PRC.
(12)	OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will not only insure a safe environment for our workers, it will also be attractive to global companies looking for BOPET suppliers in China.
(13)	We have been focusing on R&D as a key differentiator to enable us a competitive advantage in the market.
(14)	The statistical work refers to the collecting, sorting and analyzing work of social economic phenomenon. It is a kind of social investigation activities.
(15)	Fuwei participates in and plays an active role in making National Standard of BOPET film.
(16)	Shandong Fuwei was designated as a High-and-New Tech Enterprise in 2016 and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018.

Business Prospects

In 2016, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market as well as the oversea market. Anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets, in addition to the decrease in the price of main raw materials. The foregoing factors have contributed to significant decrease in sales prices, which resulted in reduced total revenue compared with the revenue of 2014.

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

Our future plans include:  Accelerating the R&D of high value-added products for the new production line for thick films

We completed the construction of a new production line capable of producing BOPET film that is between 38 to 250µm in our current premises in Weifang City, PRC. The BOPET film production using this new production line is targeted at industrial use, including TFT-LCD screen films. We expect to penetrate into the electrical, electronics, solar energy and other industries with this new BOPET film. Such industries for high-end and special usage currently rely on expensive imports. The total investment of the new production line is estimated to be US$51 million. The third production line started its trial operation at the end of January 2013 and officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders.

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

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D area. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 16 patents have been granted.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. As of December 31, 2016, we produced BOPET films from the three production lines and one trial production line, with an aggregate annual design capacity of 53,600 metric tons with thicknesses varying between 6 - 250µm.

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

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2016, 2015 and 2014:

Category	2016	2015	2014
Stamping and transfer film	37.8%	41.6%	41.7%
Printing film	8.0%	11.9%	11.6%
Metallized film	2.9%	3.6%	2.2%
Specialty film	37.8%	29.7%	28.0%
Base film for other applications	13.5%	13.2%	16.5%

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

Production

As of December 31, 2016, we operate three production lines and have had one trial production line. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The third production line started its trial operation at the end of January 2013. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders.

As of December 31, 2016, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2016, our total inventories amounted to approximately RMB25.2 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 47.7%, 4.3%, 26.4% and 21.6% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2016, 2015 and 2014 were 42.3, 39.3 and 37.8, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2016, there were no provisions for inventory obsolescence and inventory written off. As of December 31, 2016, we accrued RMB4.8 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2016, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 0 years
DMT Production Line	16,100 tons per annum	Approximately 2 years
Dornier Production Line	23,000 tons per annum	Approximately 12 years
Trial Production Line	1,500 tons per annum	Approximately 3 years

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

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2016, 2015 and 2014, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2016	2015	2014	2016	2015	2014
Brückner Production Line	11,131	10,487	9,076	85.6%	80.7%	69.8%
DMT Production Line	13,406	13,051	12,480	83.3%	81.1%	77.5%
Dornier Production Line	-	293	2,155	-	1.3%	9.4%
Trial Production Line	9	210	291	0.6%	14.0%	19.4%

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

As of December 31, 2016, our product inspection and quality control department comprised of 21 employees. We have one manager, 16 quality inspectors, 2 procurement inspector and 2 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2016 (primarily for maintenance) was 3.9% of our overall production time.

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

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.

Reinforced coated printing film Metal-adhesion improved filmUvioresistant film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing. To improve the peel strength after metallized sealing. Mainly used for liquid packages. To prolong the time of yellowing resistance and hence increase the film duration of use.

Heat-sealable film used for FRP	Increase duration of use of heat-sealable film used for FRP

Our expenditure on research and development in 2016, 2015 and 2014 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2016		2015		2014
	RMB		RMB		RMB
Research and Development Expenses	3,577	(1)	3,619	(2)	8,00	(3)

(1) & (2) & (3)  In addition to the above-mentioned expenses in 2016, 2015 and 2014 of RMB3,577, RMB3,619 and RMB8,005, respectively, the R&D capital expenditure was RMB453, RMB258 and RMB1,363, respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2016, our sales department comprised of 11 employees in the domestic sales division, 4 employees in the overseas sales division and 2 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

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

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2016, sales from our domestic and overseas customers constituted approximately 83.5% and 16.5% of our annual revenue respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2016, 2015 and 2014:

	Percentage of
	Total Revenue (%)
	2016	2015	2014
Eternal Electronic Material (Guangzhou) Co., Ltd.	6.6	8.2	9.0
Yunnan Dexin Zhiye Co., Ltd.	3.9	4.3	2.7
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	3.3	3.0	3.1
Hololens Technology Co., Ltd.	2.9	1.4	0.2
Celplast Metallized Products Limited	2.7	2.6	0.5

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in 2016, more than 50% of transactions were paid by cash in delivery.

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2016, our losses due to returned products from our customers were approximately 1.0% of our total sales.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2016, 2015 and 2014:

		Percentage of total purchases (%)
Supply		2016	2015	2014
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additive	60.3	52.0	60.0

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

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchase s (%)
Main Raw Material	2016	2015	2014	Country
PET resin	77.0	75.5	80.0	PRC
Additives	23.0	24.5	20.0	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2016 decrease by 4.4% compared to that in 2015.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2016.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;
•	quality and reliability of products;
•	technical/manufacturing capability;
•	industrial reputation; and
•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;
•	Yihua Toray Polyester Film Co., Ltd.; and
•	Ningbo Shunsu Film Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Part of our land use rights, plant, office buildings have been mortgaged to one bank in the PRC. As of December 31, 2016, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively. The total net value of mortgaged property is RMB57.1 million.

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

At the time of the our initial public offering, we had obtained an opinion of PRC counsel with respect to the validity of the auction proceedings under PRC law, although you should read the description of the opinion and the subsequent development in March 2009 described under the title “Risk Factors — The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business”. Certain of the assumptions relied upon in providing that opinion have been called into question by the verdict referred to above.

On May 9, 2011, we received a notification from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”) regarding the transfer of the ownership of controlling shareholders.

According to the notification, our former controlling shareholders, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. As a result of the transfers, and based on the information provided by the Administration Company, 52.90% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.

We received a second notification dated May 17, 2011 (the “Second Notification”) from the Administration Company regarding the transfer of ownership of Fuwei stock previously controlled by our major shareholders.

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

On August 14, 2013, we received the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China and we became aware that the fifth public auction has resulted in the acceptance of a successful bid. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”), the successful bidder in the fifth public auction of 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd (“SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group, is also Hongkong Ruishang’s chairman. This disclosure is based solely on information contained in a Schedule 13D amendment filed by Hongkong Ruishang with the SEC on November 12, 2014.

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of the outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright. This disclosure is based solely on information contained in a Schedule 13D filed by Shandong Fuhua with the SEC on December 30, 2014.

On December 5, 2016, we held an extraordinary general meeting of shareholders pursuant to which a 1-for-4 reverse stock split of our authorized ordinary shares, accompanied by a corresponding decrease in our issued and outstanding ordinary shares and an increase of the par value of each ordinary share from $0.129752 to US$0.519008 (the “Reverse Stock Split”), was approved by our shareholders of record.Our ordinary shares began to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “FFHL” at the open of business on December 6, 2016.

The Company’s ordinary shares began to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “FFHL” at the open of business on December 6, 2016. The new CUSIP number for the Company’s ordinary shares post-Reverse Stock Split is G3704F 110. The Company would round up to the next full share of the Company’s ordinary shares any fractional shares that result from the Reverse Stock Split.

In December 2016, Fuwei Films USA, LLC was dissolved.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2016, 2015 and 2014, the total cost of raw materials made up approximately 67.4%, 66.4%, and 67.8% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 77.0% and 23.0%, respectively, of our total cost of raw materials in 2016. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2016, 2015 and 2014, approximately 83.5%, 78.0% and 84.9%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

Production Capacity and Utilization Rates

Our sales volume is limited by our operational annual production capacity and this depends largely on supply and demand in the market. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders which is the result of greater supply than demand in the market.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Materials costs	67.4%	66.4%	67.8%
Energy expense	12.6%	11.8%	9.9%
Factory overhead	10.3%	13.5%	16.4%
Packaging materials	4.5%	3.8%	2.8%
Direct labor	5.2%	4.5%	3.1%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 77.0% and 23.0%, respectively of our total materials costs in 2016.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2016, the depreciation expense and repair and maintenance expenditure accounted for 72.5% and 16.9% of factory overhead, respectively.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate of 15% during the term from January 1, 2011 to December 31, 2013 pursuant to Enterprise Income Tax Law. In December 2014, Shandong Fuwei failed to be designated as a High Technology Enterprise and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018.

The US entity, Fuwei Films USA, LLC, is headquartered in South Carolina. As of December 31, 2016, the income tax rate is 39%, including 34% of federal income tax rate and 5% of state income tax rate. In December 2016, Fuwei Films USA, LLC was dissolved.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 1.4% and 2.0% in 2016, 2015 and 2014, respectively.

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

As of December 31, 2016, our largest trade debtor was Zhuhai City Nengdong Technolgogy Optical Materials Co., Ltd., a company based in China, The balance of trade receivables from Zhuhai City Nengdong Technolgogy Optical Materials Co., Ltd. was RMB4.12 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2016, 2015 and 2014 is as follows (in thousands):

	December 31, 2016		December 31, 2015	December 31, 2014
	RMB	US$	RMB	RMB
Balance at beginning of year	747	108	825	795
Bad debt expense (recovery)	2,466	355	(78)	30
Write-offs	-	-	-	-

Balance at end of year	3,213	463	747	825

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

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,
	2016	2015	2014
	(% of Total Revenue)
Gross profit	7.0	(0.0)	(6.0)
Operating expenses	23.6	(24.6)	(15.3)
Other expense	(2.7)	(0.4)	(4.0)
Income tax benefit (loss)	(2.1)	(2.8)	0.3
Net income (loss)	(21.5)	(27.8)	(25.1)

Fiscal year ended 2016 compared to fiscal year ended 2015

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2016			2015
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	95,705	13,785	37.8%	103,520	41.6%
Printing film	20,366	2,933	8.0%	29,605	11.9%
Metallized film	7,391	1,065	2.9%	9,010	3.6%
Specialty film	96,091	13,840	37.8%	73,851	29.7%
Base film for other applications	34,373	4,950	13.5%	32,876	13.2%
	253,926	36,573	100%	248,862	100%

During the fiscal year ended December 31, 2016, net revenues were RMB253.9 million (US$36.6 million), compared to RMB248.9 million during the same period in 2015, representing an increase of RMB5.0 million or 2.0%. For further analysis of the factors causing revenue increase, the reduction of average sales price caused a decrease of RMB6.9 million and sales volume factor made an increase of RMB11.9 million.

In 2016, sales of specialty films were RMB96.1 million (US$13.8 million) or 37.8% of our total revenues as compared to RMB73.9 million or 29.7% in 2015, which was an increase of RMB22.2 million, or 30.0%, as compared to the same period in 2015. The increase was due to the increased sales volume.

Overseas sales were RMB41.8 million or US$6.0 million, or 16.5% of total revenues, compared with RMB54.6 million or 22.0% of total revenues in 2015. For further analysis of the factors causing overseas sales decrease, the decrease of average sales price caused a decrease of RMB4.1million and sales volume factor made a decrease of RMB8.7 million.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2016 and 2015 (amounts in thousands):

	For the year ended December 31,
	2016			2015
	RMB	US$	% of Total	RMB	% of Total
Sales in China	212,129	30,553	83.5%	194,226	78.0%
Sales in other countries	41,797	6,020	16.5%	54,636	22.0%
	253,926	36,573	100.0%	248,862	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2016 totaled RMB236.2 million (US$34.0 million) as compared to RMB248.9 million in the prior year. This was RMB12.7 million or 5.1% lower than the same period in 2015. For further analysis of the factors causing cost of goods sold decrease, the reduction of unit cost of goods sold caused a decrease of RMB24.6 million and sales volume factor made an increase of RMB11.9 million. The decrease of cost of goods was mainly due to the price reduction of raw materials.

Gross (Loss) Profit

Our gross margin was 7.0% for the year of 2016, as compared to a gross margin of zero in 2015. Gross margin increased by 7.0 percentage points compared to the same period in 2015. Our average unit sales price decreased by 2.6% compared to last year. The unit sales cost decreased by 9.4% due to the price reduction of main raw materials. Consequently, the decrease in cost of goods sold per unit exceeded that in product sales price during 2016 compared with 2015, which contributed to the increase in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2016 were RMB60.0 million, a decrease of RMB1.2 million, or 2.0%, as compared to 2015.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2016 was RMB6.9 million (US$1.0 million), compared to total other expense of RMB0.9 million in 2015. This is mainly attributed to the previously recognized impairment losses relating to the long-term deposit reversed as a result of the refund of total long-term deposit received, offset by the higher interest charges due to capital lease obligations.

Income Tax Benefit (Expense)

Income tax expense during the year ended December 31, 2016 was RMB5.3 million (US$0.8 million) compared to an income tax expense of RMB7.0 million during 2015, which was mainly attributable to tax effect of changes in deferred tax during 2016. We only recognized deferred tax assets for the loss of 2016 after considering the possibility of realizing the benefits under the conservatism principle.

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

Operating Expenses

Our operating expenses during the year ended December 31, 2015 were RMB61.2 million, an increase of RMB17.7 million, or 40.7%, as compared to 2014. This increase is mainly due to the accounting treatment that allocated certain amount of fixed overhead from cost of goods sold to general and administrative expense due to the fact that our third production line has not been able to continue its production since April 2015, in addition to impairment on assets incurred during 2015.

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

Our capital expenditures in 2016 have been primarily financed through short-term borrowings from financial institutions and related party. The interest rates of short-term borrowings from financial institutions during the three-year period from 2014 to 2016 ranged from 0% to 7.5%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2016, we had borrowings of RMB63.3 million from Bank of Weifang, SPD Bank and Weifang Dongfang State-owned Assets Management Co., Ltd. in the PRC.

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

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2016, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB17.37 million.

In May 2014, we borrowed RMB15.0 million from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. We agreed to repay this loan prior to December 31, 2014. In March 2015, we entered into a supplemental agreement with SNTON Group pursuant to which we agreed to pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided us with a loan for the amount of RMB10.0 million.

In August 2016, we returned the principal of RMB25.0 million together with the interest of RMB1.97 million to SNTON Group.

As of December 31, 2016, the total principal of loans from SNTON Group was zero and the interest payable was zero.

As of December 31, 2016, the total balance of principal of loans from related party was RMB104.71 million and the interest payable was RMB17.37 million.

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

The credit lines amounting to RMB45.0 million (US$6.95 million) and RMB45.0 million, respectively granted by SPD bank and Bank of Weifang were secured by a pledge of plant and land use right. The credit lines were used to purchase raw materials. The term of the credit line granted by SPD bank is from December 19, 2014 to December 19, 2017. And the term of the credit line granted by Bank of Weifang is from July 2016 to July 2017. As of December 31, 2016, the amount of credit line granted by SPD bank used was RMB42,710,000 and the remaining balance was RMB2,290,000. The amount of credit line granted by Bank of Weifang was all used.

We believe that, after taking into consideration our present and future banking facilities, borrowing from related party, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2016, 2015 and 2014 is as follows (in thousands):

	2016		2015	2014
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	(23,228)	(3,346)	(26,950)	(23,307)

Net cash (used in) provided by investing activities	(40,568)	(5,843)	23,610	(10,538)

Net cash provided by (used in) financing activities	60,123	8,660	(8,733)	31,318

Effect of foreign exchange rate changes	2,661	235	(58)	(31)

Net increase (decrease) in cash and cash equivalent	(1,012)	(294)	5,335	(2,558)

Cash and cash equivalent
At beginning of the year	14,355	2,216	9,020	11,578
At end of the year	13,343	1,922	14,355	9,020

Net cash used in operating activities was RMB23.2 million for the year ended December 31, 2016 as compared to net cash used in operating activities of RMB27.0 million for the year ended December 31, 2015.

Net cash used in operating activities was RMB27.0 million for the year ended December 31, 2015 as compared to net cash used in operating activities of RMB23.3 million for the year ended December 31, 2014.

Net cash used in operating activities was RMB23.3 million for the year ended December 31, 2014 as compared to net cash provided by operating activities of RMB3.1 million for the year ended December 31, 2013.

Investing Activities

Net cash used in investing activities was RMB40.6 million in 2016 mainly attributable to increased restricted cash and fixed assets.

Net cash provided by investing activities was RMB23.6 million in 2015 mainly attributable to the receipt of long-term deposit.

Net cash used in investing activities was RMB10.5 million in 2014 mainly due to investment in the third production line project.

Net cash provided by financing activities was RMB60.1 million for the year ended December 31, 2016, which was mainly due to increased short-term loans from banks.

Net cash provided by financing activities was RMB8.7 million for the year ended December 31, 2015, which was mainly due to increased borrowing from related party.

Net cash provided by financing activities was RMB31.3 million for the year ended December 31, 2014, which was mainly due to increased borrowing from related party.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2016, 2015 and 2014, approximately 83.5%, 78.0%, and 84.9% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2016, 2015 and 2014 were 100%, 100%, and 100.0%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2016, 2015 and 2014 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2016, 2015 and 2014 were as follows (in thousands):

	For the year ended December 31,
	2016	2015	2014
	RMB	RMB	RMB
Buildings	57	-	-
Plant and equipment	12,443	661	5,353
Motor vehicles	-	-	-
Assets under construction	65	1,334	366
Others (computer and furniture fittings)	76	42	285
Total	12,641	2,037	6,004

The following table summarizes our contractual commitments as of December 31, 2016 and the effects caused by those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	541	541	-	-	-
Due to related parties
-Principal	105,000	105,000
-Interest(iii)	5,481	5,481
Bank loans(ii)
-Principal	3,300	3,300
-Interest(iii)	84	84			-
Obligations under capital lease(iv)
-Carrying amount of lease obligation
-Interest on unpaid obligation
Operating leases(v)	143	143		-	-
Total	114,549	114,549		-	-

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.
(ii)	We have a secured long-term and short-term loans of RMB63.3 million as of December 31, 2016. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. December 31, 2016, our principal of loans from related parties was RMB104.7 million and the interest was RMB17.4 million.

(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2016 plus an estimated risk premium on borrowing.
(iv)	The Group has commitments under capital lease agreements as for a part of new third production line and related equipment. The lease has terms of 3 years expiring by the end of December 2015.
(v)	The operating leases mainly relate to our rental of staff dorms and offices. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 1.4% and 2.0% in 2016, 2015 and 2014, respectively.

Recent Accounting Pronouncements

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new revenue recognition standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We currently anticipate adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method. We are still in the process of completing our analysis on the impact this guidance will have on our consolidated financial statements and related disclosures. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. The Company is currently evaluating the impact that the standard will have on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-2”), which provides guidance on lease amendments to the FASB Accounting Standard Codification. This ASU will be effective for us beginning in May 1, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-2 on the Company’s consolidated financial statements.

Stock-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 changes how companies account for certain aspects of stock-based awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for us in the first quarter of 2018, and earlier adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

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

As of the date of this Annual Report, we have received 16 patents from the PRC authorities.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2017, which will result in fierce price competition. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position
Zengyong Wang	51	Chairman, Director and Chief Executive Officer

Benjie Dong(1)	39	Chief Financial Officer and Director

Tee Chuang Khoo (2)(3)	71	Independent Director

Junying Liu(2)(3) (4)(5)	64	Independent Director

Shan Jiang (2)	70	Independent Director

Zhimei Liu	45	General Manager of Shandong Fuwei

Yong Jiang	43	Board Secretary and Vice President of Shandong Fuwei

Xiaoming Wang	57	Vice President of Shandong Fuwei

Xuehua Li	45	Vice President of Shandong Fuwei

(1)	Mr. Benjie Dong was appointed as the Chief Financial Officer of the Company, effective April 1, 2016 to fill the vacancy caused by resignation of Mr. Xiuyong Zhang. Mr. Xiuyong Zhang tendered his resignation as the Chief Financial Officer and director of the Company, effective March 31, 2016. On the Annual General Meeting of 2016 held on December 30, 2016, Mr. Benjie Dong was elected as a director of the Company.
(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Mr. Junying Liu was appointed as a director of the Company, effective December 31, 2016 to fill the vacancy caused by resignation of Mr. Changrong Ji.

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

Mr. Benjie Dong has been a director of Shandong SNTON Group Co., Ltd. (“SNTON Group”) since December 2012, and the vice president of SNTON Group since October 2005. From October 2005 to December 2012, Mr. Dong was the vice general manager and head of the finance department of SNTON Group and he was the finance minister of SNTON Group from May 2003 to October 2005. Prior to this, he was the vice finance minister of SNTON Group from June 2000 to May 2003. Mr. Dong joined SNTON Group in March 1996 as an  accountant until June 2000. Prior to joining Shandong SNTON Group, he worked at Shandong Kenli County Oil Chemical Factory as an accountant from October 1995 to March 1996. Mr. Dong studied Business Management and received his postgraduate degree from the City University of Macau in 2009. From 2002 to 2005, he studied Economics and Management and received his bachelor degree from Shandong University of Technology. From 1997 to 1999, Mr. Dong studied Economics and Management and received his college degree from the Shandong Provincial Committee Party School. From 1993 to 1995, Mr. Dong studied at Dongying Television University where he obtained his degree in accounting.

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

Mr. Junying Liu has been a director of our Company since December 31, 2016. Mr. Liu acted as counsel to China Lucky Group Corporation (“Lucky Group”), a subsidiary of China Aerospace Science and Technology Corporation, a company mainly engaged in the research, design, manufacture and launch of space systems (“ASTC”) from December 2013 to December 2015. He received the title of senior research fellow in 2013 granted by ASTC. He was the General Manager of Hefei Lucky Science & Technology Industry Company where he was responsible for the company’s daily operation and was the Vice Chief Engineer of Lucky Group from February 2007 to November 2013 and retired from this position in 2013. Mr. Liu was the General Manager of both Lucky Group’s Films Business Division and Baoding Lucky Films Co., Ltd. from February 1997 to January 2007. Mr. Liu received his positional title of Senior Engineer in 1997. From February 1993 to January 1997, Mr. Liu was the President of the Film Base Factory of Lucky Group and was the director of Administrative Department of Lucky Group from January 1991 to February 1993. He was the Vice Chairman of Association of Science of Lucky Group from 1985 to 1991 and was a lab technician and an engineer at Lucky Group from 1980 to 1985. Mr. Liu graduated and obtained his bachelor’s degree in Photosensitive Materials in 1980 from East China University of Science and Technology.

Shan Jiang has been a director of our Company since August 2010. He is a Partner of C&I Partners Legal Firm in Beijing since 1995. Prior to that, he worked in Legal Affairs Center of China from 1986 to 1995; and he worked in maritime court office in Ministry of Communications from 1982 to 1986. Mr. Shan Jiang graduated from Renmin University of China majored in Economic Law in 1985.

Ms. Zhimei Liu has been appointed as the General Manager of Fuwei Films (Shandong) Co., Ltd (“Fuwei Shandong”) by the Company since December 22, 2014, where she has been responsible for the overall business management, day-to-day operations and other affairs designated by the board of directors of Fuwei Shandong. From May 2012 to November 2014, Ms. Liu acted as the Director of Administration of Shandong SNTON Steel Cord Co., Ltd.(“SNTON Steel Cord”), a subsidiary of Shandong SNTON Group Co., Ltd. where she was responsible for formulating and implementing business strategies and operation. From December 2008 to April 2012, Ms. Liu was the Manager of Corporate Planning Department and the Manager of Staff Training Center of SNTON Steel Cord as an Associate Senior Engineer. From April 2007 to November 2008, Ms. Liu served as the Manager of Administration Department of SNTON Steel Cord where she was in charge of overall corporate project planning. From November 2005 to April 2007, Ms. Liu was the assistant manager of supplies department of SNTON Steel Cord where she was overseeing matters related to raw materials, equipment and supplies with respect to production. Ms. Liu joined Shandong SNTON Group Co., Ltd. in 1996 as a technician, office clerk, purchasing officer, sales person, and accountant in the subsidiary and branch company of Shandong SNTON Group Co., Ltd. Ms. Liu studied Business Management in China University of Petroleum from 2007 to 2009.In 1994, Ms. Liu graduated from Shandong Vocational College of Industry where her major was Computer Application.

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

Xuehua Li has been the Vice President of Fuwei Shandong since July 1, 2014 and has been responsible for the management of the production facilities and electrical and mechanical engineering management. From September 2007 to June 2014, Mr. Li was the assistant president of Fuwei Shandong where he was responsible for production operation and management. From September 2006 to August 2007, Mr. Li was the manager of Guangdong Sales Department of Fuwei Shandong where he was responsible for products sales of South China region. Mr. Li joined Fuwei Shandong’s marketing department in 1997. In December 2015, Mr. Jiang obtained his EMBA degree in Nankai University. Mr. Li obtained his bachelor degree from Nankai University majored in Business Management in 2013. In 1995, Mr. Li graduated from Shandong Administration Institute where his major was International Trade and Economy.

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

Nasdaq Rule 5605(b)(1) requires that the Board be comprised of a majority of Independent Directors as such term is defined in Rule 5605(a)(2). The Company provided Nasdaq with a notice on December 25, 2007 stating that as a “Controlled Company”, it is exempt from the requirements of Rule 5605(b)(1). Pursuant to Rule 5615(c)(1), a “Controlled Company” is a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As of December 31, 2016, Hongkong Ruishang International Trade Co. Ltd controlled 52.9% of the outstanding ordinary shares of Fuwei. As a result, Fuwei is considered to be a Controlled Company and relied upon the exemption from December 25, 2007.

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo (chairman), Junying Liu and Shan Jiang. Mr. Junying Liu was appointed as a member of our Audit Committee on December 31, 2016 to fill the vacancy caused by resignation of Mr. Changrong Ji. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit Committee is responsible for, among other things:

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

Compensation Committee

Our Compensation Committee currently consists of Tee Chuang Khoo and Junying Liu. Mr. Junying Liu was appointed as a member of our Compensation Committee on December 31, 2016 to fill the vacancy caused by resignation of Mr. Changrong Ji. The Compensation Committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Mr. Junying Liu is the sole member of our Corporate Governance and Nominating Committee. Mr. Junying Liu was appointed as the sole member of our Corporate Governance and Nominating Committee on December 31, 2016 to fill the vacancy caused by resignation of Mr. Changrong Ji. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 7 persons for the year ended December 31, 2016 was approximately RMB1.47 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

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

Ms. Zhimei Liu was appointed as the General Manager of Shandong Fuwei in December 2014. Ms. Zhimei Liu has entered into Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”). We paid Ms. Zhimei Liu annual salary of RMB220,000 in 2016.

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

Mr. Benjie Dong has entered into Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”) since 1996 and his salary is paid by SNTON Group.

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

D. Employees

As of December 31, 2016, our total staff consisted of 232 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 6, 2017, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 3,265,837 (reflecting the Reverse Stock Split) ordinary shares outstanding as of April 6, 2017.

Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Zengyong Wang	—		—
Benjie Dong (1)	—		—
Tee Chuang Khoo	—		—
Junying Liu	—		—
Xiaoming Wang	—		—
Shan Jiang	—		—
Yong Jiang	—		—
All directors and executive officers as a group (7 persons)	—		—
5% Shareholders:
Hongkong Ruishang International Trade Co., Ltd., Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	1,728,126	(2)	52.9%
Shandong Fuhua Investment Company Limited, No.189 Dongfeng East Street, Weifang, Shandong, People’s Republic of China.	409,375	(3)	12.54%

(1)	Mr. Benjie Dong was appointed as the Chief Financial Officer of the Company, effective April 1, 2016 to fill the vacancy caused by resignation of Mr. Xiuyong Zhang. Mr. Xiuyong Zhang tendered his resignation as the Chief Financial Officer and director of the Company, effective March 31, 2016.

(2)	The transfer of ownership of the 1,728,126 ordinary shares (reflecting the Reverse Stock Split) of the Company previously owned by the former shareholder of the Company, Weifang State-Owned Assets Operation Administration Company (“Administrative Company”) through Apex Glory Holdings Limited, a British Virgin Islands corporation (Apex Glory”), was the result of a public auction held in Jinan, Shandong Province, China. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong Optical”), who was entrusted to acquire the shares on behalf of Hongkong Ruishang, was registered as the successful bidder for the public auction. Shandong Optical is controlled by Mr. Xiusheng Wang and is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) and was entrusted to acquire the shares on behalf of Hongkong Ruishang, exercises no voting dispositive control over such shares. Mr. Wang is the chairman of the board of director of Hongkong Ruishang and SNTON Group and controls the power to vote and dispose of 1,728,126 ordinary shares of the Company. Apex Glory shares the power to vote and dispose of 1,728,126 ordinary shares of the Company. This information was derived from a Schedule 13D/A jointly filed by Apex Glory, Hongkong Ruishang and Mr. Wang on July 15, 2014 and as amended on November 12, 2014 with the SEC.

(3)	Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Company’s 409,375 ordinary shares (reflecting the Reverse Stock Split) through an ownership transfer from the Administration Company. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 409,375 ordinary shares of the Company through Easebright. Mr. Jingang Yang is as the director of Easebright. This information was derived from a Schedule 13D filed by Shandong Fuhuaon December 30, 2014 with the SEC.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2014 and ending December 31, 2016.

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

The transactions and balances with related parties are analyzed as follows:

(a) Transactions with Related Parties

During the years ended 2016, 2015 and 2014, we paid approximately RMB67,635(USD$9,741), RMB112,312, and RMB143,921, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

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

Due to related parties

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2016, the principal of this loan from Shandong SNTON was RMB104.7 million and the interest was RMB17.4 million. The interest expense of the loans from Shandong SNTON for the year ended 2016, 2015 and 2014 are RMB5.5 million, RMB11.8 million and RMB17.4 million, respectively.

In May 2014, the Company borrowed RMB15.0 million from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which that the Company agreed to pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided the Company with a loan for the amount of RMB10.0 million.

In August 2016, the Company returned the principal of RMB25.0 million together with the interest of RMB1.97 million to SNTON Group.

As of December 31, 2016, the total principal of loans from SNTON Group was zero and the interest payable was zero.

The interest expenses of the loans from SNTON Group for the year ended 2016, 2015 and 2014 are RMB0.67 million, RMB1.57 million and zero, respectively.

As of December 31, 2016, the total balance of principal of loans from related party was RMB104.71 million and the interest payable was RMB17.37 million.

In 2016, we did not purchase any raw materials or final products from SNTON Group.

In 2015, we purchased 76 Metric Tons of raw materials from SNTON Group for a total amount of RMB0.4 million.

In 2014, we purchased 760 Metric Tons of raw materials from SNTON Group for a total amount of RMB4.66 million and 58 Metric Tons of final products of BOPET for a total amount of RMB0.49 million.

In 2016, we purchased 566 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB4.87 million and 1.1 Metric Ton of raw materials for a total amount of RMB5,295.

In 2015, we purchased 1,740 Metric Tons of raw materials from Shandong SNTON for a total amount of RMB9.12 million and 780 Metric Tons of final products of BOPET for a total amount of RMB7.04 million.

In 2014, we did not purchase any raw materials or final products from Shandong SNTON.

The related accounts payable as of December 31, 2016 and 2015 was RMB0.13 million and RMB0.16 million, respectively.

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

Legal Proceedings.

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to two legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

On January 21, 2014, Shandong Fuwei received a complaint from Zeng Wenhong, a Hong Kong citizen, against Shandong Fuwei with a claim for a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784. The plaintiff alleged that Shandong Fuwei has agreed to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500,000 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014 and October 28, 2014. On September 25, 2015, Shandong Fuwei received a written judgment issued by the Intermediate People’s Court of Weifang ordering Shandong Fuwei to refund US$500,000 together with its interest to the plaintiff. Shandong Fuwei filed for an appeal to the High People’s Court’s of Shandong Province within the appeal period. On April 29, 2016 and June 7, 2016, the case was heard by the High People’s Court’s of Shandong Province for the first time. On June 20, 2016, the High People’s Court’s of Shandong Province reversed the judgment issued by the Intermediate People’s Court of Weifang and dismissed the lawsuit filed by Zeng Wenhong. The plaintiff, Zeng Wenhong, became responsible for the court acceptance fees for first and second hearings. This was a final decision of High People’s Court of Shandong Province. On March 6, 2017, Shandong Fuwei received a notice of application for retrial from The Supreme People’s Court of The People’s Republic of China stating that Zeng Wenhong has filed for an appeal to The Supreme People’s Court of The People’s Republic of China regarding the decision issued by the High People’s Court’s of Shandong Province on June 20, 2016 requesting a retrial by The Supreme People’s Court of The People’s Republic of China. Shandong Fuwei has submitted its written response to The Supreme People’s Court of The People’s Republic of China and the case is currently under review.

B. Significant Changes.

No significant changes have occurred since the date of the consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and listing details.

On December 5, 2016, we held an extraordinary general meeting of shareholders (“EGM”) pursuant to which a 1-for-4 reverse stock split of our authorized ordinary shares, accompanied by a corresponding decrease in our issued and outstanding ordinary shares and an increase of the par value of each ordinary share from $0.129752 to US$0.519008 (the “Reverse Stock Split”), was approved by our shareholders of record.

As a result, we have authorized capital of 5,000,000 ordinary shares, par value US$0.519008 per share. As of April 6, 2017, 3,265,837 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31, 2016	$5.08	$1.40
December 31, 2015	$1.23	$0.50
December 31, 2014	$2.24	$0.58

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low
March 31, 2015	$0.70	$0.50
June 30, 2015	$1.23	$0.54
September 30, 2015	$1.20	$0.70
December 31, 2015	$1.03	$0.66
March 31, 2016	$3.28	$1.40
June 30, 2016	$4.24	$2.08
September 30, 2016	$5.08	$1.86
December 31, 2016	$3.96	$1.48

 For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares
(Month Ended)	High	Low
November 30, 2016	$3.96	$1.48
December 31, 2016	$2.96	$1.59
January 31, 2017	$5.20	$1.71
February 29, 2017	$3.72	$2.79
March 31, 2017	$3.39	$2.70
April 1, 2017 (through April 4)	$3.43	$3.15

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

As of the date of this Annual Report, our authorized share capital consisted of 5,000,000 ordinary shares, par value US$0.519008 per share (reflecting the Reverse Stock Split). As of the date of this Annual Report, 3,265,837ordinary shares (reflecting the Reverse Stock Split) were issued and outstanding, and no preference shares were issued and outstanding.

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

In May 2014, we borrowed RMB15.0 million from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. We agreed to repay this loan prior to December 31, 2014. In March 2015, we entered into a supplemental agreement with SNTON Group pursuant to which we agreed to pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided us with a loan for the amount of RMB10.0 million.

In August 2016, we repaid the principal of RMB25.0 million together with the interest of RMB1.97 million to SNTON Group.

As of December 31, 2016, the total principal of loans from SNTON Group was zero and the interest payable was zero.

We obtained five short-term loans from Bank of Weifang in July 2016 for the total amount of RMB45.0 million (US$6.7 million). In November 2016, we abtained one short-term loans from SPD bank for the total amount of RMB15.0 million. The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd. for a term of eight years effective October 19, 2009, which will expire on October 18, 2017. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for the Company's key projects.

The credit lines amounting to RMB45.0 million (US$6.95 million) and RMB45.0 million, respectively granted by SPD bank and Bank of Weifang were secured by a pledge of plant and land use right. The credit lines were used to purchase raw materials. The term of the credit line granted by SPD bank is from December 19, 2014 to December 19, 2017. The term of the credit line granted by Bank of Weifang is from July 2016 to July 2017. As of December 31, 2016, the amount of credit line granted by SPD bank used was RMB42,710,000 and the remaining balance was RMB2,290,000. The amount of credit line granted by Bank of Weifang was all used.

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

In addition, on March 26, 2013, Shandong Fuwei signed an ownership of property transfer agreement under sale-leaseback contract with Far Eastern Leasing. According to relevant laws and regulations, through a sale-leaseback, Shandong Fuwei transferred a portion of the third line equipment which was valued at RMB18.1 million to Far Eastern Leasing for RMB5.0 million. Pursuant to the terms of the agreement, Far Eastern Leasing will make a payment of RMB5.0 million to Shandong Fuwei within 7 business days upon effective date of the agreement. The payment was received by Shandong Fuwei on March 27, 2013. As of February 2016, the Company has fulfilled all the obligations under the sale-leaseback arrangement and related additional supplemental agreements between the Company and International Far Eastern Leasing Co., Ltd.

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service , or the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company or the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “- Taxation on the Disposition of Ordinary Shares” below.

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

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2016 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2016 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2017) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares currently are listed and traded on the NASDAQ Capital Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

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

Additional Taxes

Under current law, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 2.0%, 1.4% and 2.0% in 2016, 2015 and 2014, respectively.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2016 due to the material weakness described below.

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

The Company’s independent auditor, KSP Group, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2016.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Item 16 [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has nominated Tee Chuang Khoo, Junying Liu, and Shan Jiang as members of the Audit Committee, all of whom are “independent” under the rules of Nasdaq Marketplace Rule 4200(a) (15). In addition, Tee Chuang Khoo qualifies as an audit committee as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Code of Ethics for the members of our Board of Directors and Officers was approved by our Board of Directors on March 27, 2007.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fee of our current independent registered public accounting firm, KSP Group, Inc. (“KSP”) and our former independent registered public accounting firm, Kabani & Company, Inc. (“Kabani”), in connection with review and audit fee for 2016 was US$145,000 and the audit fee of Kabani, in connection with review and audit fee for 2015 was US$149,000.

Audit-Related Fees

The audit related fee of Kabani including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2016 and 2015 amounted to US$2,587 and US$3,533, respectively.

All Other Fees

Not applicable.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

Kabani was responsible for the annual audit of financial statements for the years beginning 2007 to 2015. KSP is responsible for the annual audit of financial statements for the year of 2016.

Item 16D. Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Effective on March 10, 2017, the Company's principal accountant and auditor, Kabani & Company, Inc. (“Kabani”) resigned as the Company's independent registered public accounting firm and auditor, as Kabani no longer provides audit services.

Kabani’s issued report on the Company's financial statements for the fiscal years ended December 31, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion, and was prepared using U.S. generally accepted accounting principles applicable to a going concern.

As a result of Kabani’s resignation, the Board of Directors of the Company approved the appointment of KSP Group, Inc. (“KSP”) as the Company’s new independent registered public accounting firm and auditor on March 14, 2017 to fill the vacancy in accordance with the Articles of Association of the Company.

In connection with the audit of the Company's consolidated financial statements for the years ended December 31, 2016 and 2015, and through the subsequent interim period preceding the dismissal of Kabani, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Kabani, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

There are no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Kabani a copy of the statements made in response to this Item 16F and has requested Kabani to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Kabani agrees with such statements. A copy of the letter of Kabani is filed as Exhibit 15.1 to this annual report on Form 20-F.

During the two most recent fiscal years, and the subsequent interim period prior to the engagement of KSP, neither the Company, nor anyone on its behalf, consulted KSP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, where either a written report was provided to the Company or oral advice was provided, that KSP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

During the two most recent fiscal years, and the subsequent interim period prior to the engagement of KSP, neither the Company, nor anyone on its behalf, consulted KSP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, where either a written report was provided to the Company or oral advice was provided, that KSP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2016, 2015 and 2014.

Consolidated Balance Sheets as of December 31, 2016 and 2015.

Consolidated Statements of Cash Flows for the year ended December 31, 2016, 2015 and 2014.

Consolidated Statements of Equity for the year ended December 31, 2016, 2015 and 2014.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

4.1	Form of Underwriting Agreement.(1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005 (2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007 (4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008 (4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011 (7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

4.34	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013. (11)

4.35	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013. (11)

4.36	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013.(11)

4.37	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013. (11)

4.38	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013. (11)

4.39	Letter of Commitment between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 1, 2014. (12)

4.40	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 2, 2014. (12)

4.41	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated May 20, 2014. (12)

4.42	Use of Capital Supplemental Agreement for an amount of RMB105,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated March 9, 2015. (13)

4.43	Use of Capital Supplemental Agreement for an amount of RMB15,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated March 9, 2015. (13)

4.44	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 15, 2016. (14)

4.45	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 20, 2016. (14)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Letter of Kabani *

101.INS	XBRL Instance *

101.SCH	XBRL Taxonomy Extension Schema *

101.CAL	XBRL Taxonomy Extension Calculation *

101.DEF	XBRL Taxonomy Extension Definition *

101.LAB	XBRL Taxonomy Extension Labels *

101.PRE	XBRL Taxonomy Extension Presentation *

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

(7)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2013 filed with the SEC on August 22, 2013.

(12)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2014 filed with the SEC on August 21, 2014.

(13)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2015 filed with the SEC on May 21, 2015.

(14)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2016 filed with the SEC on November 28, 2016.

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

Dated: April 6, 2017

79

80

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2016, 2015 and 2014, all expressed in Chinese Yuan (Renminbi or RMB), and US Dollar (USD) expressed only for the year ended December 31, 2016.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of RMB170,128,000 or USD24,503,528 as of December 31, 2016. As more fully described in Note 3(t) to the consolidated financial statements, the Company has incurred a net loss of RMB54,483,000 or USD7,847,000, and the Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3(t). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KSP Group, Inc.

Certified Public Accountants

Los Angeles, California

April 6, 2017

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2015

(amounts in thousands, except share and per share data)

	Notes	December 31, 2016		December 31, 2015
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		13,343	1,922	14,355
Restricted cash		73,421	10,575	43,215
Accounts and bills receivable, net	4	29,453	4,242	10,046
Inventories	5	25,153	3,623	29,574
Advance to suppliers	9	6,043	870	5,640
Prepayments and other receivables	6	6,489	935	20,334
Deferred tax assets – current	19	1,199	173	1,438
Total current assets		155,101	22,340	124,602

Property, plant and equipment, net	7	410,654	59,146	431,021
Construction in progress	7	431	62	1,700
Lease prepayments, net	8	17,358	2,500	17,882
Advance to suppliers - long term, net	9	1,861	268	1,440
Long-term deposit		-	-	-
Other Assets	10	-	-	11,607
Deferred tax assets - non current	19	8,032	1,157	15,519

Total assets		593,437	85,473	603,771

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	11	60,000	8,642	-
Long-term loan, current portion	11	3,300	475	3,350
Due to related parties	20	131,747	18,976	156,040
Accounts payables		20,581	2,964	19,800
Notes payable	12	100,888	14,531	85,780
Advance from customers		3,509	505	2,247
Accrued expenses and other payables	13	5,204	750	8,682
Obligations under capital leases-current	14	-	-	302
Total current liabilities		325,229	46,843	276,201

Obligations under capital leases	14	-	-	-
Long-term loan	11	-	-	3,300
Deferred tax liabilities	19	2,997	432	5,406

Total liabilities		328,226	47,275	284,907

Equity
Shareholders’ equity

Registered capital(of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,919	13,323

Additional paid-in capital		311,907	44,924	311,907
Statutory reserve		37,441	5,393	37,441
Retained earnings		(98,505)	(14,188)	(44,022)
Cumulative translation adjustment		1,045	150	1,049
Total shareholders’ equity		265,211	38,198	319,698
Non-controlling interest		-	-	(834)
Total equity		265,211	38,198	318,864
Total liabilities and equity		593,437	85,473	603,771

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2016, 2015 and 2014

(amounts in thousands, except share and per share data)

		The Year Ended December 31,
	Notes	2016		2015	2014
		RMB	US$	RMB	RMB
Net sales	15	253,926	36,573	248,862	284,464
Cost of sales	16,17	236,190	34,018	248,866	301,617

Gross loss		17,736	2,555	(4)	(17,153)

Operating expenses:
Selling expenses	16,17	13,764	1,982	14,404	15,202
Administrative expenses		46,211	6,656	39,559	28,337
Loss on impairment of assets		-	-	7,219	-
Total operating expenses		59,975	8,638	61,182	43,539

Operating loss		(42,239)	(6,083)	(61,186)	(60,692)

Other income (expense):
- Interest income		735	106	1,236	1,297
- Interest expense	18	(7,865)	(1,133)	(8,333)	(12,486)
- Others income (expense), net		203	29	6,215	(203)
Total other income (expense)		(6,927)	(998)	(882)	(11,392)

Loss before provision for income taxes		(49,166)	(7,081)	(62,068)	(72,084)

Income tax (expense) benefit	19	(5,317)	(766)	(7,000)	740

Net loss		(54,483)	(7,847)	(69,068)	(71,344)

Net income (loss) attributable to noncontrolling interests		-	-	(3)	(17)
Net loss attributable to the Company		(54,483)	(7,847)	(69,065)	(71,327)

Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		-	-	(37)	(18)
- Foreign currency translation adjustments attributable to the Company		(4)	(1)	(150)	(67)

Comprehensive income (loss) attributable to non-controlling interest		-	-	(40)	(35)
Comprehensive loss attribute to the Company		(54,487)	(7,848)	(69,215)	(71,394)

Net loss per share, Basic and diluted	25	(16.68)	(2.40)	(21.15)	(21.84)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2016, 2015 and 2014

(amounts in thousands, except share data)

						Accumulated
	Ordinary Shares		Additional			Other	Total
	Number of		paid-in	Statutory	Retained	Comprehensive	shareholders'	Non-controlling
	shares	Amount	capital	reserve	earnings	income	equity	interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2013	3,265,837	13,323	311,907	37,441	96,370	1,266	460,307	(759)	459,548

Net income (loss)	-	-	-	-	(71,327)	-	(71,327)	(17)	(71,344)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(67)	(67)	(18)	(85)

Balance as of December 31, 2014	3,265,837	13,323	311,907	37,441	25,043	1,199	388,913	(794)	388,119

Net income (loss)	-	-	-	-	(69,065)	-	(69,065)	(3)	(69,068)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(150)	(150)	(37)	(187)
Balance as of December 31, 2015	3,265,837	13,323	311,907	37,441	(44,022)	1,049	319,698	(834)	318,864

Net income (loss)	-	-	-	-	(54,483)	-	(54,483)	-	(54,483)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	-

Effect of closure for Fuwei Films USA LLC
								834	834
Foreign currency translation adjustment	-	-	-	-	-	(4)	(4)	-	(4)
Balance as of December 31, 2016	3,265,837	13,323	311,907	37,441	(98,505)	1,045	265,211	-	265,211
Balance as of December 31, 2016 US$	3,265,837	1,919	44,924	5,393	(14,188)	150	38,198	-	38,198

See accompanying notes to the consolidated financial statements.

 FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2015 and 2014

(Amounts in thousands)

	The Years Ended December 31,
	2016		2015	2014
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net loss	(54,483)	(7,847)	(69,068)	(71,344)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
- Loss on disposal of property, plant and equipment	-	-	-	101
- Loss on Long-term assets impairment	-	-	7,219	-
- Depreciation of property, plant and equipment	43,193	6,221	44,515	47,701
- Amortization of intangible assets	524	75	524	524
- Deferred income taxes (benefit)	5,317	766	7,000	303
- Bad debt (recovery) expense	2,466	355	(4,484)	30
- Inventory provision	(226)	(33)	(1,106)	-
Changes in operating assets and liabilities
- Investment income recorded on Fuwei Holdings' book	(1,722)	(248)	-	-
- Accounts and bills receivable	(21,873)	(3,150)	(103)	(1,524)
- Inventories	4,647	669	(4,434)	14,421
- Advance to suppliers	(403)	(58)	2,038	(535)
- Prepaid expenses and other current assets	18	3	1,347	1,417
- Accounts payable	(12,179)	(1,755)	(9,683)	(9,116))
- Accrued expenses and other payables	(3,597)	(518)	2,446	(744)
- Advance from customers	1,263	182	(1,145)	(11,273)
- Tax payable	13,827	1,992	(2,016)	6,732

Net cash provided by (used in) operating activities	(23,228)	(3,346)	(26,950)	(23,307)

Cash flow from investing activities
Purchases of property, plant and equipment	(11,218)	(1,616)	(222)	(5,559)
Restricted cash related to trade finance	(30,198)	(4,349)	4,884	(6,656)
Advanced to suppliers - non current	(421)	(61)	(718)	1,412
Amount change in construction in progress	1,269	183	(1,334)	265
Interest capitalization related to CIP	-	-	-	-
Deposit for purchase	-	-	21,000	-

Net cash used in (provided by) investing activities	(40,568)	(5,843)	23,610	(10,538)

Cash flow from financing activities
Principal payments of bank loans	(3,350)	(483)	(3,350)	(105,000)
Proceeds from short-term bank loans	60,000	8,642	-	-
Proceeds from related party	(11,333)	(1,632)	30,102	131,084
Payment of capital lease obligation	(302)	(43)	(8,260)	(8,315)
Change in notes payable	15,108	2,176	(9,759)	13,549
Proceeds from sale-leaseback equipment	-	-	-	-

Net cash provided by (used in) financing activities	60,123	8,660	8,733	31,318

Effect of foreign exchange rate changes	2,661	235	(58)	(31)

Net (decrease) increase in cash and cash equivalent	(1,012)	(294)	5,335	(2,558)

Cash and cash equivalent
At beginning of period/year	14,355	2,216	9,020	11,578
At end of period/year	13,343	1,922	14,355	9,020

SUPPLEMENTARY DISCLOSURE:
Interest paid	7,865	1,133	8,333	12,486
Income tax paid	-	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,597	230	2,075	3,070
Obligations for acquired equipment under capital lease:	-	-	302	8,562

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

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. In December 2016, Fuwei Films USA, LLC was written off.

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

(3) Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its three subsidiaries, including, Fuwei Films (BVI) Co., Ltd., Fuwei Films (Shandong) Co., Ltd., and Fuwei Films USA, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

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

For the convenience of the readers, the RMB amounts for the year of 2016 included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.9430, being the noon buy rate for U.S. dollars in effect on December 31, 2016 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2016, or at any other date.

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

As of December 31, 2016 and 2015, there were cash and cash equivalents of RMB13,343 (US$1,922) and RMB14,355, respectively.

As of December 31, 2016 and 2015, there were restricted cash of RMB73,421 (US$10,575) and RMB43,215, respectively, as deposit in bank for letters of credit and banker’s acceptance bill.

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

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2016 and 2015 was RMB3,213 (US463) and RMB747, respectively.

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

Depreciation related to abnormal amounts from idle capacity is charged to administrative expenses for the period incurred. Total depreciations for the years ended December 31, 2016, 2015 and 2014 were RMB43,193 (US$6,221), RMB44,515 and RMB47,701 respectively, of which 37.9%, 56.5% and 85.4% was recorded in cost of goods sold and 62.1%, 43.5% and 14.6% was recorded in administrative and selling expenses, respectively.

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

(j) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. The accumulated loss on impairment of assets during 2016 and 2015 was zero and RMB7,219 (US$1,114), respectively..

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

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB3,577 (US$515), RMB3,619 and RMB8,005 for the year ended December 31, 2016, 2015 and 2014 and such costs were recorded in administrative expenses.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Under guidance contained in FASB ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We follow the recognition and disclosure provisions under guidance contained in FASB ASC 740-10-25. Under this guidance, tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We only recognized deferred tax assets for the loss 2016 after considering the possibility of realizing the benefits under the conservatism principle.

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

On December 5, 2016, we held an extraordinary general meeting of shareholders pursuant to which a 1-for-4 reverse stock split of our authorized ordinary shares, accompanied by a corresponding decrease in our issued and outstanding ordinary shares and an increase of the par value of each ordinary share from $0.129752 to US$0.519008 (the “Reverse Stock Split”), was approved by our shareholders of record. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 1-for-4 reverse stock split.

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

(p) Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to noncontrolling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to noncontrolling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related noncontrolling interest continues to be attributed its share of losses even if that attribution results in a deficit of the noncontrolling interest balance. In December 2016, Fuwei USA was written off. The non-controlling interest percent of entity Fuwei USA was 40%, with the deficit amount of zero and RMB(834) as of December 31, 2016 and 2015, respectively.

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

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2016 and 2015 consolidated financial statements to conform to the fiscal 2016 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of December 31, 2016, the Company had a working capital deficiency of RMB170,128 (US$24,504) and accumulated deficit of RMB54,483 (US$7,847) from net losses incurred during the year of 2016. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described as per follows: The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

(u) Recently Issued Accounting Standards

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new revenue recognition standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We currently anticipate adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method. We are still in the process of completing our analysis on the impact this guidance will have on our consolidated financial statements and related disclosures. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. The Company is currently evaluating the impact that the standard will have on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-2”), which provides guidance on lease amendments to the FASB Accounting Standard Codification. This ASU will be effective for us beginning in May 1, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-2 on the Company’s consolidated financial statements.

Stock-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 changes how companies account for certain aspects of stock-based awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for us in the first quarter of 2018, and earlier adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2016		December 31, 2015
	RMB	US$	RMB
Accounts receivable	17,052	2,456	7,861
Less: Allowance for doubtful accounts	(3,213)	(463)	(747)
	13,839	1,993	7,114

Bills receivable	15,614	2,249	2,932
	29,453	4,242	10,046

An analysis of the allowance for doubtful accounts for 2016, 2015 and 2014 is as follows:

	December 31, 2016		December 31, 2015	December 31, 2014
	RMB	US$	RMB	RMB
Balance at beginning of year	747	108	825	795
Bad debt (recovery) expense	2,466	355	(78)	30
Write-offs	-	-	-	-

Balance at end of year	3,213	463	747	825

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31, 2016		December 31, 2015
	RMB	US$	RMB
Raw materials	21,463	3,091	16,819
Work-in-progress	1,072	154	1,667
Finished goods	6,796	979	15,483
Consumables and spare parts	602	87	611
Allowance for obsolescence	(4,780)	(688)	(5,006)
	25,153	3,623	29,574

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31, 2016		December 31, 2015
	RMB	US$	RMB
Lease prepayments, current portion	524	76	524
Other receivables	5,965	859	19,810
	6,489	935	20,334

(7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2016		December 31, 2015
	RMB	US$	RMB
Buildings	68,319	9,840	68,261
Plant and equipment	799,067	115,088	774,546
Computer equipment	2,484	358	2,449
Furniture and fixtures	14,668	2,113	13,730
Motor vehicles	2,094	302	2,094
	886,632	127,701	861,080
Less: accumulated depreciation	(468,759)	(67,515)	(422,840)
Impairment of plant and equipment	(7,219)	(1,040)	(7,219)
	410,654	59,146	431,021

All of the Group’s buildings are located in the PRC. As of December 31, 2016 and 2015, property, plant plus land use rights with carrying value totaling RMB57,144 (US$8,230) and RMB18,398 respectively were pledged to banks as collateral for credit limits and loans(see Note 12).

As of December 31, 2016, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively.

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31, 2016		December 31, 2015
	RMB	US$	RMB
Non-current portion	17,358	2,500	17,882
Current portion - amount charged to expense next year	524	76	524
	17,882	2,576	18,406

As of December 31, 2016, part of prepaid land use rights were pledged to banks as collateral for credit limit in bank (see Note 12).

Land use rights amortization for the year ended December 31, 2016, 2015 and 2014 were RMB524 (US$75), RMB524 and RMB524, respectively.

As of December 31, 2016, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB16,081 or US$2,316. The land use rights for land with area of approximately 43,878 square meters, 5,279 square meters and 25,094 square meters will expire in November 2050, May 2053 and February 2055, respectively.

(9) Advance to Suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 31, 2016 and 2015, the current portion of advance to suppliers was RMB6,043 (US$870) and RMB5,640, respectively. The noncurrent portion of advance to suppliers was RMB1,861 (US$268) and RMB1,440, respectively.

(10) Other assets

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of February 2016, the Company has fulfilled all the obligations under the sale-leaseback arrangement and related additional supplemental agreements between the Company and International Far Eastern Leasing Co., Ltd. As a result, International Far Eastern Leasing Co., Ltd. has transferred the ownership of objects under the sale-leaseback arrangement to the Company. The balance of deferred loss should be reversed based on the facts. As of December 31, 2016 and 2015, the total amount of the other assets was zero and RMB11,607, respectively.

(11) Short-Term Borrowings and Long-Term Loan

Short-term borrowings and long-term loan consisted of the following:

Lender	Interest rate per annum	December 31, 2016		December 31, 2015
		RMB	US$	RMB
BANK LOANS
Bank of SPD.
- November 16, 2016 to November16, 2017	5.22%	15000	2,160	-
Bank of Weifang.
- July 15, 2016 to July 15, 2017	7.5%	19,500	2,809	-
- July 15, 2016 to July 15, 2017	7.5%	15,000	2,160	-
- July 20, 2016 to July 20, 2017	7.5%	6,400	922	-
- July 20, 2016 to July 20, 2017	7.5%	1,800	259	-
- July 20, 2016 to July 20, 2017	7.5%	2,300	331	-

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	4.41%	3,300	475	6,650
		63,300	9,117	6,650
Less: amounts classified as short-term loan		(60,000)	(8,642)	-
Less: long-term loan, current portion;		(3,300)	(475)	(3,350)
Long-term Loan		-	-	3,300

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,612) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$540) per year with the remaining principal balance of RMB3,300 (US$532) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended December 31, 2016 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) to pay off five short-term loans to Bank of Communications Co., Ltd. In May, 2014 and 2015, we obtained loans for the amount of RMB15,000 and RMB10,000 from SNTON Group solely for the purpose of purchasing raw materials. The interest rate of both loans shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China which was exactly the same interest rate calculation method when we paid off the loans to Bank of Communications. In August 2016, the Company returned the principle of RMB25,000 together with the interest of RMB1,970 to SNTON Group.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2016		December 31, 2015	December 31, 2014
Secured by:	RMB	US$	RMB	RMB
Property plant and equipment, Land use right	60,000	8,642
Bills receivable	-	-	-	-
Guarantee company	3,300	475	6,650	10,000
Restricted cash		-
	63,330	9,117	6,650	10,000

Long-term bank loans maturity for the next five years after December 31, 2016 are as follows:

	RMB	US$
Fiscal 2017	3,300	475

(12) Notes Payable

The credit lines amounting to RMB45,000 (US$6,950) and RMB45,000, respectively granted by SPD bank and Bank of Weifang were secured by a pledge of plant and land use right. The credit lines were used to purchase raw materials. The term of the credit line granted by SPD bank is from December 19, 2014 to December 19, 2017. And the term of the credit line granted by Bank of Weifang is from July 2016 to July 2017. As of December 31, 2016, the amount of credit line granted by SPD bank used was RMB42,710 and the remaining balance was RMB2,290. The amount of credit line granted by Bank of Weifang was all used.

As of December 31, 2016, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB100,888 (US$14,531) for payment in connection with raw materials on a total deposits of RMB43,453 (US$6,259) and RMB29,968 (US$4,316) at SPD Bank and Bank of Weifang, respectively.

Notes payable consisted of the following:

Issuing bank	December 31, 2016		December 31, 2015
	RMB	US$	RMB
SPD Bank	70,920	10,215	85,780
Bank of Weifang	29,968	4,316	0
	100,888	14,531	85,780

(13) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2016		December 31,2015
	RMB	US$	RMB
Other payables	5,204	750	8,682
Predicted liability	-	-	-
	5,204	750	8,682

(14) Obligations Under Capital Leases

	31-Dec-16						31-Dec-15
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payment	Total minimum lease payments	Interest

Within 1 year	-	-	-	-	-	-	302	304	2
After 1 year but within 2 years -	-	-	-	-	-	-	-	-
After 2 years but within 3 years -	-	-	-	-	-	-	-	-
After 3 years	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	302	304	2

Less: balance due within one year classified as current liabilities -	-

Details of obligations under capital leases are as follows:

	December 31,2016	December 31,2015
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum	-	302

	-	302

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

(15) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2016, net revenues were RMB253,926 (US$36,573), compared to RMB248,862 during the same period in 2015, representing a decrease of RMB5,064 or 2.0%, mainly due to the reduction of average sales price by 2.6% caused by the decrease in the price of main raw materials. For further analysis of the factors causing revenue decrease, the reduction of average sales price caused a decrease of RMB6,840 and sales volume factor made an increase of RMB11,904.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2016		December 31, 2015	December 31, 2014
	RMB	US$	RMB	RMB
Sales in China	212,129	30,553	194,226	241,446
Sales in other countries (principally Europe, Asia and North America)	41,797	6,020	54,636	43,018
	253,926	36,573	248,862	284,464

Overseas sales were RMB41,797 (US$6,020,) or 16.5% of total revenues, compared with RMB54,636 or 22.0% of total revenues in 2015. For further analysis of the factors causing revenue decrease, the reduction of average sales price caused a decrease of RMB4,080 and sales volume factor made a decrease of RMB8,759.

The Company’s revenue by significant types of films for 2016, 2015 and 2014 was as follows:

	December 31, 2016			December 31, 2015		December 31, 2014
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	95,705	13,785	37.8%	103,520	41.6%	118,560	41.7%
Printing film	20,366	2,933	8.0%	29,605	11.9%	32,987	11.6%
Metallized film	7,391	1,065	2.9%	9,010	3.6%	6,397	2.2%
Specialty film	96,091	13,840	37.8%	73,851	29.7%	79,609	28.0%
Base film for other applications	34,373	4,950	13.5%	32,876	13.2%	46,911	16.5%
	253,926	36,573	100.0%	248,862	100.0%	284,464	100.0%

In 2016, sales of specialty films were RMB96,091 (US$13,840) and 37.8% of our total revenues as compared to RMB73,851 and 29.7% in 2015, which was an increase of RMB2,224, or 30.1%, as compared to the same period in 2015. The increase was largely attributable to the increase in sales volumes for dry films and coated films.

(16) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31, 2016		December 31, 2015	December 31, 2014
	RMB	US$	RMB	RMB
Cost of goods sold	16,354	2,355	25,139	40,728
Selling expenses	20	3	22	28
Administrative expenses	26,819	3,863	19,354	6,945

	43,193	6,221	44,515	47,701

(17) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2016, 2015 and 2014, freight costs included in cost of goods sold were RMB3,406 (US$491), RMB2,938 and RMB3,603, respectively, and RMB8,177 (US$1,178), RMB7,713, and RMB10,196, respectively, were included in selling expenses.

(18) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2016, 2015 and 2014:

	December 31, 2016		December 31, 2015	December 31, 2014
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	-	-
Interest cost charged to expense	7,865	1,133	8,333	12,486
	7,865	1,133	8,333	12,486

Interest expense in 2016 was lower than that in 2015, which was mainly due to lower expense on discount for cash.

(19) Income Taxes

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, the PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%. In 2014, Fuwei Films failed to be designated as a Hi-Tech Enterprise and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018.

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2013, 2012 and 2011, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

F-18

	2013		2012	2011
	RMB	US$	RMB	RMB
Net income	-	-	-	(2,499)
Earnings per share
- Basic	-	-	-	(0.19)
- Diluted	-	-	-	(0.19)

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2016		2015	2014
	RMB	US$	RMB	RMB
Cayman Islands	(1,352)	(195)	(2,379)	(2,267)
British Virgin Islands	(5)	(1)	(3)	(3)
PRC	(47,796)	(6,883)	(59,677)	(69,772)
U.S.A	(13)	(2)	(9)	(42)
	(49,166)	(7,081)	(62,068)	(72,084)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption. As of December 31, 2016, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. In 2014, Fuwei Films failed to be designated as High-and-New Tech Enterprise. In 2016, Shandong Fuwei was designated as High-and-new Tech Enterprise. Accordingly, the deferred taxes as of December 31, 2016 have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2014	1,043	(303)	740

Year ended December 31, 2015	-	(7,000)	(7,000)

Year ended December 31, 2016	-	(5,317)	(5,317)
Year ended December 31, 2016 (US$)	-	(766)	(766)

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 25%, 15%, 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2016, 2015 and 2014 for the following reasons:

	2016		2015	2014
	RMB	US$	RMB	RMB
Income (loss) before income taxes	(49,166)	(7,081)	(62,068)	(72,084)

Computed “expected” tax expense	(218)	(31)	(218)	(218)
Non-deductible expenses	-	-	-	-
Non-taxable income	131	19	218	218
Tax holiday	87	12	-	-
Tax effect of deferred tax and tax rates differential	(5,317)	(766)	(7,000)	740

Actual income tax benefit (expense)	(5,317)	(766)	(7,000)	740

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2016 and 2015 are presented below.

	December 31, 2016		December 31, 2015
	RMB	US$	RMB
Current
Accounts receivable	482	69	187
Other receivables	-	-	-
Inventory impairment	717	104	1,251
Estimated Loss due to Product Warranty	-	-	-
	1,199	173	1,438
Non-current
Property, plant and equipment, principally due to differences in depreciation	917	132	1,763
Construction in progress, principally due to capitalized interest	(2,656)	(382)	(4,819)
Lease prepayments, principally due to differences in charges	(341)	(49)	(587)
Allowance for advanced to supplier-long term	16	2	27
Net loss carryforward	7,099	1,022	13,729
	5,035	725	10,113
Net deferred income tax assets	6,234	898	11,551

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Considering the level of historical performance of Shandong Fuwei, we only recognized deferred tax assets for the loss of 2016 after considering the possibility of realizing the benefits under the conservatism principle.

(20) Related Party Transactions

Name of party	Relationship

Hongkong Ruishang International Trade Co., Ltd. (the “Hongkong Ruishang”)	Shareholder of the Company(52.9%)

Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”)	Shareholder of the Company(12.54%)

Hongkong Ruishang International Trade Co., Ltd. (the “Hongkong Ruishang”)	Subsidiary of Shandong SNTON Group Co., Ltd.(“SNTON Group”)

Shandong SNTON Optical Materials Technology Co., Ltd. ( “Shandong SNTON”)	Subsidiary of Shandong SNTON Group Co., Ltd.(“SNTON Group”)

Due to related parties

In April 2014, we obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2016, the principal of this loan from Shandong SNTON was RMB104,708 and the interest was RMB17,373. The interest expense of the loans from Shandong SNTON for the year ended 2016, 2015 and 2014 are RMB5,477, RMB11,800 and RMB17,373, respectively.

In May 2014, the Company borrowed RMB15,000 from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which that the Company agreed to pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided the Company with a loan for the amount of RMB10,000.

In August 2016, the Company returned the principal of RMB25,000 together with the interest of RMB1,970 to SNTON Group.

As of December 31, 2016, the total principal of loans from SNTON Group was zero and the interest payable was zero.

The interest expense of the loans from SNTON Group for the year ended 2016, 2015 and 2014 are RMB669, RMB1,572 and zero, respectively.

As of December 31, 2016, the total balance of principal of loans from related party was RMB104,708 and the interest payable was RMB17,373.

In 2016, we did not purchase any raw materials or final products from SNTON Group.

In 2015, we purchased 76 Metric Tons of raw materials from SNTON Group for a total amount of RMB414.

In 2014, we purchased 760 Metric Tons of raw materials from SNTON Group for a total amount of RMB4,657 and 58 Metric Tons of final products of BOPET for a total amount of RMB489.

In 2016, we purchased 566 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB4,870 and 1.1 Metric Ton of raw materials for a total amount of RMB 5.

In 2015, we purchased 1,740 Metric Tons of raw materials from Shandong SNTON for a total amount of RMB9,116 and 780 Metric Tons of final products of BOPET for a total amount of RMB7,041.

In 2014, we did not purchase any raw materials or final products from Shandong SNTON.

The related accounts payable as of December 31, 2016 and 2015 was RMB132 and RMB156, respectively.

During the years ended 2016, 2015 and 2014, we paid approximately RMB68 (USD$10), RMB112 and RMB144, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

(21) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,384 (US$199), RMB1,238 and RMB1,097 for the year ended December 31, 2016, 2015 and 2014 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2016.

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

(23) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2016, 2015 and 2014.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2016 and 2015.

Percentage of accounts receivable outstanding (%)
December 31, 2016
Zhuhai City Nengdong Technology Optical Materials Co., Ltd.	24.2%

Percentage of accounts receivable outstanding (%)
December 31, 2015
Zhuhai City Nengdong Technology Optical Materials Co., Ltd.	19.3%
Yunnan Dexin Zhiye Co., Ltd.	18.3%
Celplast Metallized Products Limited	13.9%
Eternal Electronic Material (Guangzhou) Co., Ltd.	11.9%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the year ended December 31, 2016, 2015 and 2014. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 10% or more of our raw materials for each of the year ended December 31, 2016, 2015 and 2014:

Supplier	Item	Percentage of total purchases (%)
		2016	2015	2014
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	60.3%	52.0%	60.0%
Weifang Power Supply Company.	Electric power	12.3%	12.8%	11.4%

The balance of advance to supplier to Sinopec Yizheng and Weifang Power Supply Company was RMB2,692 (US$388) and zero as of December 31, 2016, respectively.

The balance of advance to supplier to Sinopec Yizheng and Weifang Power Supply Company was RMB3,301 (US$787) and RMB0 as of December 31, 2015, respectively.

The balance of advance to supplier to Sinopec Yizheng and Weifang Power Supply Company was RMB3,468 and RMB0 as of December 31, 2014, respectively.

(c) Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, accounts receivable and other receivables arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company maintains large sums of cash in two major banks in China. The aggregate balance in such accounts as of December 31, 2016 was RMB10,460 (US $1,507). There is no insurance securing these deposits in China. The Company has a diversified customer base, most of which are in China.

(24) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2016 are as follows:

	December 31, 2016
	RMB	US$
Operating lease commitments	143	21

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2016, 2015 and 2014, total rental expenses for non-cancelable operating leases were RMB291 (US$42), RMB206 and RMB436, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2016 were RMB541 (US$78).

(c) Outstanding bills receivable discounted

As of December 31, 2016, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to two legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided. We are unable to predict the outcome of this lawsuit and therefore cannot determine the likelihood of loss nor estimate a range of possible loss.

On January 21, 2014, Shandong Fuwei received a complaint from Zeng Wenhong, a Hong Kong citizen, against Shandong Fuwei with a claim for a refund of US$500 (approximately RMB4,138) and related interest of RMB2,332. The plaintiff alleged that Shandong Fuwei has agreed to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014 and October 28, 2014. On September 25, 2015, Shandong Fuwei received a written judgment issued by the Intermediate People’s Court of Weifang ordering Shandong Fuwei to refund US$500 together with its interest to the plaintiff. Shandong Fuwei filed for an appeal to the High People’s Court’s of Shandong Province within the appeal period. On April 29, 2016 and June 7, 2016, the case was heard by the High People’s Court’s of Shandong Province for the first time. On June 20, 2016, the High People’s Court’s of Shandong Province reversed the judgment issued by the Intermediate People’s Court of Weifang and dismissed the lawsuit filed by Zeng Wenhong. The plaintiff, Zeng Wenhong, became responsible for the court acceptance fees for first and second hearings. This was a final decision of High People’s Court of Shandong Province. On March 6, 2017, Shandong Fuwei received a notice of application for retrial from The Supreme People’s Court of The People’s Republic of China stating that Zeng Wenhong has filed for an appeal to The Supreme People’s Court of The People’s Republic of China regarding the decision issued by the High People’s Court’s of Shandong Province on June 20, 2016 requesting a retrial by The Supreme People’s Court of The People’s Republic of China. Shandong Fuwei has submitted its written response to The Supreme People’s Court of The People’s Republic of China and the case is currently under review.

(25) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2016, 2015 and 2014 have been calculated as follows:

	2016		2015	2014
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	(54,483)	(7,847)	(69,065)	(71,327)

Weighted average number of ordinary shares outstanding	3,265,837	3,265,837	13,062,500	13,062,500

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	3,265,837	3,265,837	13,062,500	13,062,500

Basic and diluted earnings (loss) per share	(16.68)	(2.40)	(5.29)	(5.46)

(26) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2016, an aggregate amount of RMB37,441 (US$5,393) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2016, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 58.9% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2016 and 2015

	2016		2015
	RMB	US$	RMB

Cash and cash equivalents	226	33	11
Other current assets	298,188	42,948	278,903
Investments in subsidiaries	-	-	389

Total assets	298,414	42,981	279,303

Current liabilities	67,626	9,740	60,426
Total shareholders’ equity	230,788	33,241	218,877

Total liabilities and shareholders’ equity	298,414	42,981	279,303

Condensed unaudited Statements of Operations (For the years ended December 31, 2016, 2015 and 2014)

	2016		2015	2014
	RMB	US$	RMB	RMB

Interest income (expenses)	(15)	(2)	(12)	(11)
General and administrative expenses	(2,662)	(383)	(2,367)	(2,257)
Other income	-	-	-	-
Loss before equity in undistributed earnings of subsidiaries	(2,677)	(385)	(2,379)	(2,268)
Equity in earnings of subsidiaries	(51,806)	(7,462)	(66,689)	(69,076)

Net income	(54,483)	(7,847)	(69,068)	(71,344)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2016, 2015 and 2014)

	2016		2015	2014
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	(54,483)	(7,847)	(69,068)	(71,344)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	51,806	7,462	66,689	69,076
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	142	20	34	-

Net cash provided by operating activities	(2,535)	(365)	(2,345)	(2,268)

Cash flow from financing activities

Payments to related parties	2,750	396	2,249	2,310
Proceeds from related parties	(10)	(1)	(2)	(3)

Effect of exchange	10	1	2	-

Net cash provided by (used in) financing activities	2,750	396	2,249	2,307

Net increase (decrease) in cash	215	31	(95)	39
Cash:
At beginning of year	11	2	106	67
At end of year	226	33	11	106

(27) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2016	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	62,147	9,638	59,316	8,925	61,560	9,231	70,903	10,212	253,926	36,573
Gross loss	5,589	867	5,626	846	1,056	158	5,465	787	17,736	2,555
Net loss	(12,055)	(1,868)	(10,197)	(1,536)	(13,428)	(2,014)	(18,803)	(2,709)	(54,483)	(7,847)
Basic and diluted loss per share	(3.68)	(0.56)	(3.12)	(0.48)	(4.12)	(0.60)	(5.76)	(0.83)	(16.68)	(2.40)

