Form 20-F
period 2017-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2018-04-23
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, there were 3,265,837 ordinary shares outstanding.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐     Accelerated filer   ☐      Non-accelerated filer   ☒ Emerging Growth Company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

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

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB6.5063 on December 31, 2017.

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

	Average	High	Low	Period-end

2011(1)	6.4630	6.6364	6.2939	6.2939
2012(1)	6.3088	6.3879	6.2221	6.2301
2013(1)	6.1478	6.2438	6.0537	6.0537
2014 (1)	6.1620	6.2591	6.0402	6.2046
2015 (1)	6.2827	6.4896	6.1870	6.4778
2016 (1)	6.6400	6.9580	6.4480	6.9430
2017 (1)	6.7569	6.9575	6.4773	6.5063
November 2017 (2)	6.6200	6.6385	6.5967	6.6090
December 2017 (2)	6.5932	6.6210	6.5063	6.5063
January 2018(2)	6.4233	6.5263	6.2841	6.2841
February 2018(2)	6.3183	6.3471	6.2649	6.3280
March 2018(2)	6.3174	6.3565	6.2685	6.2726

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
(2)	Monthly average is calculated by averaging the daily rates during the relevant period.

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

The following selected historical statement of income data for the years ended December 31, 2017, 2016 and 2015 and the selected historical balance sheet data as of December 31, 2017 and 2016 have been derived from the Company’s audited consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2014 and 2013, and the selected historical balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2017		2016	2015	2014	2013
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	290,706	44,681	253,926	248,862	284,464	304,950
Gross (loss) profit	27,100	4,165	17,736	(4)	(17,153)	(15,425)

Operating (loss) income	(33,934)	(5,216)	(42,239)	(61,186)	(60,692)	(64,394)
Interest expense	(9,453)	(1,453)	(7,865)	(8,333)	(12,486)	(10,094)

(Loss) Income before income taxes	(45,195)	(6,947)	(49,166)	(62,068)	(72,084)	(68,959)

Net (loss) income attributable to the Company	(46,003)	(7,071)	(54,483)	(69,065)	(71,327)	(58,971)
(Loss) Earnings per share
Basic	(14.09)	(2.17)	(16.68)	(5.29)	(5.46)	(4.51)
Diluted	(14.09)	(2.17)	(16.68)	(5.29)	(5.46)	(4.51)
Weighted average number ordinary shares, Basic and diluted
Basic	3,265,837	3,265,837	3,265,837	13,062,500	13,062,500	13,062,500
Diluted	3,265,837	3,265,837	3,265,837	13,062,500	13,062,500	13,062,500

	Year Ended
	December 31,
	2017		2016	2015	2014	2013
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	12,963	1,992	13,343	14,355	9,020	11,578
Accounts and bills receivable, net	20,123	3,093	29,453	10,046	9,867	8,373
Inventories	24,578	3,778	25,153	29,574	24,034	38,454
Total current assets	120,755	18,560	155,101	124,602	120,084	134,613
Property, plant and equipment, net	371,058	57,031	410,654	431,021	482,534	524,777
Total assets	517,480	79,536	593,437	603,771	672,945	732,047
Short-term bank loans	50,000	7,685	60,000	-	-	105,000
Total current liabilities	293,688	45,140	325,229	276,201	272,057	250,200
Total shareholders’ equity	221,029	33,971	265,211	319,698	388,913	460,307

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

The 2017 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB6.5063, which was the noon buying rate for U.S. dollars in effect on December 31, 2017 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2017, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2017, this change in policy resulted in an approximately 19.8% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. The Company generates its revenue in the PRC in Renminbi and its overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

The total cost of raw materials made up approximately 69.7%, 67.4%, and 66.4% of our production cost in 2017, 2016 and 2015, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 77.3% and 22.7% of our total cost of raw materials in the past three years on average.

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

In 2018, it is expected that there will be a continued capacity expansion within China. The oversupply plus price fluctuations of raw materials may continuously have an adverse impact on the results of our operations. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in substantial increase in production of BOPET films from 2011 to 2017. As a result, the market supply in 2018 will increase more than demand. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

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

A significant portion of our revenue is currently derived from the production and sale of BOPET films. Our BOPET films are mainly used in the flexible packaging industry for consumer products such as tobacco packaging, alcoholic beverages, food, cosmetics, PCB industry, and so on. The demand for our BOPET films is therefore affected by the demand for flexible packaging.

Since the second half of 2011, supply is significantly over demand in China. If such situation continues in the future, such as the continued slowdown of the market demand or the increase of the demand continues to be less than that of the supply, it could continue to have an adverse impact on our financial condition and operation of our business.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US$1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2017, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2017, Neoluck Group had paid US$320,000 and still had US$130,000 outstanding to DMT.

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

As of December 31, 2017, we have pledged part of our property, plant and lease prepayments as security for indebtedness of a credit line amounting to RMB50.0 million (US$7.68 million) granted by Bank of Weifang. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

As of December 31, 2017, we have received 16 patents from the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

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

We have encountered anti-dumping investigations in South Korea and the United States and other trade protection measures, and our overseas expansion strategy in our future business growth may be adversely affected.

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

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax as well as educational surcharges shall be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges shall be applicable to foreign-funded enterprises, foreign enterprises and foreign citizens, which mean they will no longer be exempt from such taxes. In accordance with the regulations, since December 1, 2010, our subsidiary - Shandong Fuwei - became a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stands at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1, 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. The rate of local water conservation projects fund has been adjusted to 0.5% since June 1, 2017. In August 2014, the local government promulgated a new regulation that adjusted the standard of urban land use tax, according to which the tax amount for Shandong Fuwei increased from RMB8 per square meter to RMB14 per square meter commencing July 1, 2014. In addition, the tax amount was further adjusted from RMB14 per square meter to RMB13 per square meter effective December 2016. If the Chinese government changes its tax policies or adds new types of taxes in the future, our business may be adversely affected.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2017, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, 2012, 2013, 2014, 2015, 2016 and 2017, we continued to have a material weakness in our internal controls over financial reporting.

We have developed and implemented a remedial plan to address the deficiencies in the areas of personnel with knowledge of and experience with US generally accepted accounting principles, including recruiting a full-time reporting employee with U.S. GAAP experience and conducting training in U.S. GAAP principles for all the financial reporting staff of the Company. However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

(b)       Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2017, 2016 and 2015, sales to our customers in the PRC accounted for approximately 80.9%, 83.5%, and 78.0%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

In accordance with a notice issued by the PRC government in October, 2010, since December 1, 2010, Shandong Fuwei, our subsidiary, will become a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stand at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1, 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. The rate of local water conservation projects fund has been adjusted to 0.5% since June 1, 2017. The policy changes may have an adverse impact on our net profit.

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

We develop, manufacture and distribute high quality plastic film using the biaxially- oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as PCB products, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name of “Fuwei Films”. Our main products are as below:

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

We operate three production lines and have had one trial production line as of December 31, 2017. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. As of September 2013, our third production line has been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. We received an initial feedback from this customer and we are improving according to the feedback. It could not satisfy the requirements of continued operation for the third production line due to lack of purchase orders. The third production line has not been started up ever since April 2015. As of December 31, 2017, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

Our top five customers in the year ended December 31, 2017 were Yunnan Dexin Zhiye Co., Ltd., Eternal Photo Electronic Materials (Guangzhou) Co., Ltd., Eternal Electronic (Suzhou) Co., Ltd., Hunan Hori New Materials Co., Ltd., and Eternal Electronic Material (Guangzhou) Co., Ltd.. None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2017, 2016 and 2015, our sales to our overseas customers constituted approximately 19.1%, 16.5% and 22.0% of our total revenue, respectively.

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

Our first production line was German made and manufactured by Brückner and the second was made by DMT in France. The third production line was made by Linduer Dornoer GmbH in Germany. We continually renovate or update these production lines according to the market trends to enable these lines to produce competitive and premium products. We have a trial production line which was made by Mitsubishi for R & D, which enables our R & D capability to take lead in the industry.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	“Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

January 2014(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

January 2014(14)	Five -Star Enterprise in Statistical Work	Shandong Provincial Bureau of Statistics

January 2015(15)	Advanced Work Unit in Making National Standard for BOPET Film	China Packaging Federation

May 2015	One of the Top Ten Outstanding Enterprises in 2014 for All products in Shandong	Shandong Provincial Plastic Association

December 2015	Famous Trademark in Shandong Province	Shandong Provincial Administration for Industry & Commerce

December 2016(16)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

March 2017	Permission Certificate of Radiation Safety	Environmental Protection Bureau

March 2017	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2016	Weifang Labor and Social Security Supervision Office

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.
(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.

(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.

(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.
(9)	The brand of “Fuwei Films” has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.

(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.
(11)	All these awards show that our established brand name “Fuwei Films” are recognized for our product quality in the PRC.
(12)	OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will not only insure a safe environment for our workers, it will also be attractive to global companies looking for BOPET suppliers in China.
(13)	We have been focusing on R&D as a key differentiator to enable us a competitive advantage in the market.
(14)	The statistical work refers to the collecting, sorting and analyzing work of social economic phenomenon. It is a kind of social investigation activities.
(15)	Fuwei participates in and plays an active role in making National Standard of BOPET film.
(16)	Shandong Fuwei was designated as a High-and-New Tech Enterprise in 2016 and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018.

Business Prospects

In 2017, we continued to be adversely affected by enhanced competition and supply over demand in China’s BOPET market as well as the oversea market. Anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets. The foregoing factors resulted in reduced total revenue compared with the revenue of 2016.

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

Business Development Strategies

As a primary part of our business strategy, we will speed up the R&D of high value-added products for the new production line for thick films. We believe that we have the ability to increase our sales and expand our markets. We will continue to improve our products by developing new functions and applications of the BOPET films and enhancing our products mix. Meanwhile, we will continue to secure opportunities to develop new domestic and overseas customers, especially Japan market. We believe that expanding the overseas business is a key part of our business strategy. So we will continue to focus on the development of the BOPET industry and look for the opportunities for merger and acquisition.

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

Our overseas sales were affected by the anti-dumping investigations conducted by South Korea and the United States against BOPET manufacturers originated from China, India and other countries and the fluctuation of Renminbi. However, we still believe there is a great potential in overseas BOPET market. Therefore, we will continue to carry out the marketing in the overseas market, especially Japan market, to attract new clients and sell our specialty films.

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

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. As of December 31, 2017, we produced BOPET films from the three production lines and one trial production line, with an aggregate annual design capacity of 53,600 metric tons with thicknesses varying between 6 - 250µm.

BOPET is a high quality plastic film manufactured using the biaxially-oriented stretch (transverse and machine direction) technique. Our advanced production process improves the physical properties of the plastic film such as its tensile strength, resistance to impact, resistance to tearing and malleability. The high dimensional stability of the film over a wide range of humidity and temperature fulfills the basic requirements for flexible packaging. The film is light-weight, non-toxic, odorless, transparent, glossy, moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other processes. In addition, it retains high dielectric strength even at high temperatures, which are essential qualities for electrical and electronic uses. The three-layer co-extruded structure enables us to develop high-quality BOPET products.

BOPET film has been widely used in the flexible packaging (such as food, pharmaceutical, cosmetics, cigarettes, alcohol), imaging (such as printing plates and microfilms), and electronics and electrical (such as PCB, capacitors and motor insulation). Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films”. Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses and electronics industry in the PRC, in particular the coastal region. We also export our products to end-users and distributors mainly in Europe, Asia and North America.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2017, 2016 and 2015:

Category	2017	2016	2015
Stamping and transfer film	40.0%	37.8%	41.6%
Printing film	8.5%	8.0%	11.9%
Metallized film	2.9%	2.9%	3.6%
Specialty film	37.2%	37.8%	29.7%
Base film for other applications	11.4%	13.5%	13.2%

The above categorizes BOPET base film products by application.

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

Production

As of December 31, 2017, we operate three production lines and have had one trial production line. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The third production line started its trial operation at the end of January 2013. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders.

As of December 31, 2017, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2017, our total inventories amounted to approximately RMB24.58 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 43.9%, 5.2%, 37.4% and 13.5% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2017, 2016 and 2015 were 34.4, 42.3 and 39.3, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2017, there were no provisions for inventory obsolescence and inventory written off. As of December 31, 2017, we accrued RMB6.12 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2017, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 0 years
DMT Production Line Dornier Production Line	16,100 tons per annum 23,000 tons per annum	Approximately 1 years Approximately 11 years
Trial Production Line	1,500 tons per annum	Approximately 2 years

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

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2017, 2016 and 2015, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2017	2016	2015	2017	2016	2015
Brückner Production Line	11,348	11,131	10,487	87.3%	85.6%	80.7%
DMT Production Line	14,233	13,406	13,051	88.4%	83.3%	81.1%
Dornier Production Line	-1	-	293	0.0%	-	1.3%
Trial Production Line	5	9	210	0.4%	0.6%	14.0%

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

As of December 31, 2017, our product inspection and quality control department comprised of 21 employees. We have one manager, 16 quality inspectors, 2 procurement inspector and 2 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2017 (primarily for maintenance) was 5.2% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film	Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. Not only can it provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is applied to packaging for food, construction and other applications.

Heat sealable film for steel	To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film	By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.
Reinforced coated printing film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing.

Metal-adhesion improved film	To improve the peel strength after metallized sealing. Mainly used for liquid packages.

Uvioresistant film	To prolong the time of yellowing resistance and hence increase the film duration of use.

Uvioresistant Heat-sealable film used for FRP	Increase duration of use of heat-sealable film used for FRP

Our expenditure on research and development in 2017, 2016 and 2015 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2017		2016		2015
	RMB		RMB		RMB
Research and Development Expenses	9,464	(1)	3,577	(2)	3,619	(3)

(1) & (2) & (3)  In addition to the above-mentioned expenses in 2017, 2016 and 2015 of RMB9,464, RMB3,577 and RMB3,619, respectively, the R&D capital expenditure was zero, RMB453, and RMB258, respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2017, our sales department comprised of 11 employees in the domestic sales division, 4 employees in the overseas sales division and 2 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

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

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2017, sales from our domestic and overseas customers constituted approximately 80.9% and 19.1% of our annual revenue respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2017, 2016 and 2015:

	Percentage of Total Revenue (%)
	2017	2016	2015
Yunnan Dexin Zhiye Co., Ltd.	5.1	3.9	4.3
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	4.8	3.3	3.0
Eternal Electronic (Suzhou) Co., Ltd.	4.2	2.4	0.0
Hunan Hori New Materials Co., Ltd..	4.2	2.4	0.7
Eternal Electronic Material (Guangzhou) Co., Ltd.	4.1	6.6	8.2

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in 2017, more than 50% of transactions were paid by cash in delivery.

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2017, our losses due to returned products from our customers were approximately 0.5% of our total sales.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2017, 2016 and 2015:

		Percentage of total purchases (%)
	Supply	2017	2016	2015
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additive	40.5	60.3	52.0
PetroChina East China Sales Company (“PetroChina”)	PET resin and Additive	28.6	4.9	0.0
Weifang Power Supply Company	Electric power	10.3	12.3	12.8

We purchase the majority of our PET resin from Sinopec Yizheng and PetroChina as the quality of its supply of PET resin consistently meets our requirements. We currently have annual supply agreements with Sinopec Yizheng and PetroChina pursuant to which Sinopec Yizheng and PetroChina have agreed to supply us fixed quantities of PET resin monthly at the prevailing market prices. Such supply agreements are renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases of raw materials are on a cash basis. There are a number of suppliers of PET resin at home and abroad that can consistently meet our quality and quantity requirements on a timely basis.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our major suppliers mentioned above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchases (%)
Main Raw Material	2017	2016	2015	Country
PET resin	79.1	77.0	75.5	PRC
Additives	20.9	23.0	24.5	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2017 increase by 20.0% compared to that in 2016.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2017.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;
•	quality and reliability of products;
•	technical/manufacturing capability;
•	industrial reputation; and
•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Ningbo Shunsu Film Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Part of our land use rights, plant, office buildings have been mortgaged to the banks in the PRC. As of December 31, 2017, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively. The total net value of mortgaged property is RMB54.6 million.

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

On December 5, 2016, we held an extraordinary general meeting of shareholders pursuant to which a 1-for-4 reverse stock split of our authorized ordinary shares, accompanied by a corresponding decrease in our issued and outstanding ordinary shares and an increase of the par value of each ordinary share from $0.129752 to US$0.519008 (the “Reverse Stock Split”), was approved by our shareholders of record. Our ordinary shares began to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “FFHL” at the open of business on December 6, 2016.

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

In December 2016, Fuwei Films USA, LLC was dissolved.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2017, 2016 and 2015, the total cost of raw materials made up approximately 69.7%, 67.4% and 66.4% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 79.1% and 20.9%, respectively, of our total cost of raw materials in 2017. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

Although we try to pass on all increases in our raw material costs to our customers, we can only pass on a portion of the increase to our customers due to the increased supply than demand in the market. We obtain a significant amount of the PET resin used at our facilities from two suppliers, who have agreed to supply us fixed quantities of PET resin monthly at the prevailing market price. We have not engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2017, 2016 and 2015, approximately 80.9%, 83.5% and 78.0%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Materials costs	69.7%	67.4%	66.4%
Energy expense	11.0%	12.6%	11.8%
Factory overhead	10.2%	10.3%	13.5%
Packaging materials	4.5%	4.5%	3.8%
Direct labor	4.6%	5.2%	4.5%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 79.1% and 20.9%, respectively of our total materials costs in 2017.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2017, the depreciation expense and repair and maintenance expenditure accounted for 67.5% and 23.7% of factory overhead, respectively.

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

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.6%, 2.0% and 1.4% in 2017, 2016 and 2015, respectively.

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

Collectability of Accounts Receivable Our management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Generally, we offer our customers in the PRC credit terms of up to 30-45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days.

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

As of December 31, 2017, our largest trade debtor was Yunnan Dexin Zhiye Co., Ltd., a company based in China. The balance of trade receivables from Yunnan Dexin Zhiye Co., Ltd. was RMB3.68 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2017, 2016 and 2015 is as follows (in thousands):

	December 31, 2017		December 31, 2016	December 31, 2015
	RMB	US$	RMB	RMB
Balance at beginning of year	3,213	494	747	825
Bad debt expense (recovery)	(746)	(115)	2,466	(78)
Write-offs	-	-	-	-

Balance at end of year	2,467	379	3,213	747

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. Considering the indivisibility of land and plant and the commonality of equipment, staff and technology, we take fixed assets and intangible asset as the group of assets.

Results of Operations

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on page F-1 of this Annual Report.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,

	2017	2016	2015
	(% of Total Revenue)
Gross profit	9.3	7.0	(0.0)
Operating expenses	21.0	23.6	(24.6)
Other expense	(3.9)	(2.7)	(0.4)
Income tax benefit (loss)	(0.3)	(2.1)	(2.8)
Net income (loss)	(15.8)	(21.5)	(27.8)

Fiscal year ended 2017 compared to fiscal year ended 2016

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2017			2016
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	116,396	17,890	40.0%	95,705	37.8%
Printing film	24,779	3,808	8.5%	20,366	8.0%
Metallized film	8,431	1,296	2.9%	7,391	2.9%
Specialty film	108,089	16,613	37.2%	96,091	37.8%
Base film for other applications	33,011	5,074	11.4%	34,373	13.5%
	290,706	44,681	100%	253,926	100%

During the fiscal year ended December 31, 2017, net revenues were RMB290.7 million (US$44.7 million), compared to RMB253.9 million during the same period in 2016, representing an increase of RMB36.8 million or 14.5%. For further analysis of the factors causing revenue increase, the increase of average sales price caused an increase of RMB32.0 million and sales volume factor made an increase of RMB4.8 million.

In 2017, sales of specialty films were RMB108.1 million (US$16.6 million) or 37.2% of our total revenues as compared to RMB96.1 million or 37.8% in 2016, which was an increase of RMB12.0 million, or 12.5%, as compared to the same period in 2016. The increase was due to the increased sales volume.

Overseas sales were RMB55.6 million or US$8.5 million, or 19.1% of total revenues, compared with RMB41.8 million or 16.5% of total revenues in 2016. For further analysis of the factors causing overseas sales increase, the increase of average sales price caused an increase of RMB5.5 million and sales volume factor made an increase of RMB8.3 million.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2017 and 2016 (amounts in thousands):

	For the year ended December 31,
	2017			2016
	RMB	US$	% of Total	RMB	% of Total
Sales in China	235,143	36,141	80.9%	212,129	83.5%
Sales in other countries	55,563	8,540	19.1%	41,797	16.5%
	290,706	44,681	100.0%	253,926	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2017 totaled RMB263.6 million (US$40.5 million) as compared to RMB236.2 million in the prior year. This was RMB27.4 million or 11.6% higher than the same period in 2016. For further analysis of the factors causing cost of goods sold increase, the increase of unit cost of goods sold caused an increase of RMB22.9 million and sales volume factor made an increase of RMB4.5 million. The increase of cost of goods was mainly due to the price increase of raw materials.

Gross (Loss) Profit

Our gross margin was 9.3% for the year of 2017, as compared to a gross margin of 7.0% in 2016. Gross margin increased by 2.3 percentage points compared to the same period in 2016. Our average unit sales price increased by 12.3% compared to last year. The unit sales cost increased by 9.5% due to the price increase of main raw materials. Consequently, the increase in sales price exceeded that cost of goods sold per unit in product during 2017 compared with 2016, which contributed to the increase in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2017 were RMB61.0 million, an increase of RMB1.0 million, or 1.7%, as compared to 2016.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2017 was RMB11.3 million (US$1.7 million), compared to total other expense of RMB6.9 million in 2016. This is mainly attributed to the increased interest.

Income Tax Benefit (Expense)

Income tax expense during the year ended December 31, 2017 was RMB0.8 million (US$0.1 million) compared to an income tax expense of RMB5.3 million during 2016, which was mainly attributable to tax effect of changes in deferred tax during 2017. We only recognized deferred tax assets for the loss of 2017 after considering the possibility of realizing the benefits under the conservatism principle.

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

Our capital expenditures in 2017 have been primarily financed through short-term borrowings from financial institutions and related party. The interest rates of short-term borrowings from financial institutions during the three-year period from 2015 to 2017 ranged from 0% to 7.5%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2017, we had borrowing of RMB50.0 million from Bank of Weifang.

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

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB22.93 million.

In November 2017, SNTON Group provided us with a loan for the amount of RMB20.0 million.

As of December 31, 2017, the total principal of loan from SNTON Group was RMB20.0 million and the interest payable was zero.

As of December 31, 2017, the total balance of principal of loans from related party was RMB124.71 million and the interest payable was RMB22.93 million.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.7 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we made principal installment payments of RMB3.35 million (US$0.6 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects. As of December 31, 2017, the above loan has been paid completely.

The credit line amounting to RMB50.0 million (US$7.68 million) granted by Bank of Weifang was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. The term of the credit line granted by Bank of Weifang is from July 2017 to July 2018. As of December 31, 2017, the amount of credit line granted by Bank of Weifang was all used.

We believe that, after taking into consideration our present and future banking facilities, borrowing from related party, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2017, 2016 and 2015 is as follows (in thousands):

	2017		2016	2015
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	10,827	1,663	(23,228)	(26,950)

Net cash (used in) provided by investing activities	13,995	2,152	(40,568)	23,610

Net cash provided by (used in) financing activities	(26,961)	(4,144)	60,123	8,733

Effect of foreign exchange rate changes	1,759	399	2,661	(58)

Net increase (decrease) in cash and cash equivalent	(380)	70	(1,012)	5,335

Cash and cash equivalent
At beginning of the year	13,343	1,922	14,355	9,020
At end of the year	12,963	1,992	13,343	14,355

Operating Activities

Net cash provided by operating activities was RMB10.8 million for the year ended December 31, 2017 as compared to net cash used in operating activities of RMB23.2 million for the year ended December 31, 2016.

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

Investing Activities

Net cash provided by investing activities was RMB14.0 million in 2017 mainly attributable to the change of restricted cash.

Net cash used in investing activities was RMB40.6 million in 2016 mainly attributable to increased restricted cash and fixed assets.

Net cash provided by investing activities was RMB23.6 million in 2015 mainly attributable to the receipt of long-term deposit.

Financing Activities

 Net cash used in financing activities was RMB27.0 million for the year ended December 31, 2017, which was mainly due to increased pay-back of short-term loans from banks and changes in the amount of notes payable.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2017, 2016 and 2015, approximately 80.9%, 83.5%, and 78.0% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2017, 2016 and 2015 were 100%, 100%, and 100.0%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2017, 2016 and 2015 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2017, 2016 and 2015 were as follows (in thousands):

	For the year ended December 31,
	2017	2016	2015
	RMB	RMB	RMB
Buildings	-	57	-
Plant and equipment	3,702	12,443	661
Motor vehicles	-	-	-
Assets under construction	3,003	65	1,334
Others (computer and furniture fittings)	628	76	42
Total	7,333	12,641	2,037

The following table summarizes our contractual commitments as of December 31, 2017 and the effects caused by those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	213	213	-	-	-
Due to related parties
-Principal	105,000	105,000
-Interest(iii)	5,481	5,481
Bank loans(ii)
-Principal	50,000	50,000
-Interest(iii)	3,250	3,250			-
Operating leases(iv)	143	143		-	-
Total	164,087	164,087		-	-

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.
(ii)	We have a secured short-term loan of RMB50.0 million as of December 31, 2017. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. December 31, 2017, our principal of loans from related parties was RMB124.7 million and the interest was RMB22.93 million.
(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2017 plus an estimated risk premium on borrowing.
(iv)	The operating leases mainly relate to our rental of staff dorms and offices. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.6%, 2.0% and 1.4% in 2017, 2016 and 2015, respectively.

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

January 1, 2018, we have substantially completed our review of the impact of this guidance across our film-products processing and selling business and revenue-related activities, and do not expect the adoption of this standard to have a material impact on our reported revenues in our consolidated financial statements, revenue recognition processes. We are reviewing our disclosures for revenue recognition and do not anticipate significant changes will be needed to conform to the disclosure requirements of the new guidance.

In 2017, we established a cross-functional implementation team consisting of representatives from across all of our business departments. We utilized a bottoms-up approach to analyze the impact of the standard on our contract portfolio by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to our revenue contracts. Based on the evaluation for our sales contracts under the ASC 606 requirement of following the five-step actions to judge revenue recognition, we usually recognize our revenue when the film-products have been delivered to our customers and all the risks relating to the goods have been transferred, and rights of payment for delivered goods have been vested as well.

The impact to our results is not material because the analysis of our contracts under the new revenue recognition standard supports the recognition of revenue over the past time.We continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2018. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

In addition, aiming at the rapidly developed thick films market (with applications in high value-added optical, electronics, electrical, solar energy and other industries), giants including Mitsubishi Plastics, Inc., SKC, Inc. and China Lucky Film Corporation invested in and built production lines in China, which will bring challenges and fiercer competition to our thick film project.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position

Zengyong Wang	52	Chairman, Director and Chief Executive Officer

Benjie Dong	40	Chief Financial Officer and Director

Tee Chuang Khoo (1)(2)	72	Independent Director

Junying Liu (1)(2)(3)	65	Independent Director

Jianguo Zhang(3) (4)	57	Independent Director

Zhimei Liu	46	General Manager of Shandong Fuwei

Yong Jiang	44	Board Secretary and Vice President of Shandong Fuwei

Xiaoming Wang	58	Vice President of Shandong Fuwei

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Mr. Jianguo Zhang was appointed as an independent director of the Company at the Annual General Meeting held in 2017, effective December 6, 2017 to fill the vacancy caused by resignation of Mr. Shan Jiang.

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

Jianguo Zhang has been the Vice Chairman and General Manager of CCS (Shanghai) Functional Films Industry Co., Ltd. since August 2015, where he has been responsible for the manufacturing, development and management operation of functional films. In addition, he has been the Chairman of Shanghai Pudong Science and Technology Venture Investment Co., Ltd., a company engaged in equity investment, since September 2010, where he has been responsible for the management of venture capital fund. From April 2008 to July 2010, he was the Vice General Manger of Medium and Thick Steel Plate Branch of Baoshan Iron & Steel Co., Ltd., where he was responsible for the production, technology, energy, security and environmental protection of the company. From February 2008 to April 2008, Mr. Zhang was the Vice Chairman and General Manager of Nantong Baosteel Iron Co., Ltd., responsible for the general operation management and the iron and steel smelting. From April 2001 to February 2008, he acted as the Vice Chairman and General Manager of Nantong Baosteel& Nippon Steel Manufacturing Co., Ltd., responsible for the general operation management and the iron and steel smelting. From April 1997 to April 2001, he was the Assistant of General Manager and Vice General Manager of Nantong Baosteel&Nippon Steel Manufacturing Co., Ltd. where he was responsible for the manufacturing, technology and equipment of Iron and steel smelting. Mr. Zhang received his EMBA at Fudan University in June 2010.In July 2004, Mr. Zhang received his Master of Business Administration at Adult Education College of Shanghai Jiao Tong University. From January 1999 to July 2001, he studied Administrative Management at Shanghai Administrative Management College of Further Education where he obtained his college degree.

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

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo (chairman), Junying Liu and Jianguo Zhang. Mr. Jianguo Zhang was appointed as a member of our Audit Committee on December 6, 2017 to fill the vacancy caused by resignation of Mr. Shan Jiang. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit Committee is responsible for, among other things:

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 7 persons for the year ended December 31, 2017 was approximately RMB1.47 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Employment and Service Agreements

Executive Officers

Mr. Zengyong Wang has entered into Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”) since 1995 and his salary is paid by SNTON Group.

Ms. Zhimei Liu was appointed as the General Manager of Shandong Fuwei in December 2014. Ms. Zhimei Liu has entered into Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”). We paid Ms. Zhimei Liu annual salary of RMB220,000 in 2017.

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

Under the terms of their respective Service Agreements, effective July 2014, Mr. Xiaoming Wang and Mr. Yong Jiang were entitled to an annual salary of RMB300,000 and RMB280,000, respectively. Their annual salaries of each of Xiaoming Wang and Mr. Yong Jiang may be adjusted at the discretion of our Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements.

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

D. Employees

As of December 31, 2017, our total staff consisted of 226 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 23, 2018, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 3,265,837 ordinary shares outstanding as of April 23, 2018.

Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Zengyong Wang	—		—
Benjie Dong	—		—
Tee Chuang Khoo	—		—
Junying Liu	—		—
Xiaoming Wang	—		—
Jianguo Zhang	—		—
Yong Jiang	—		—
All directors and executive officers as a group (7 persons)	—		—
5% Shareholders:

Hongkong Ruishang International Trade Co., Ltd., Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	1,728,126	(1)	52.9%

Shandong Fuhua Investment Company Limited, No.189 Dongfeng East Street, Weifang, Shandong, People’s Republic of China.	409,375	(2)	12.54%

(1)	The transfer of ownership of the 1,728,126 ordinary shares (reflecting the Reverse Stock Split) of the Company previously owned by the former shareholder of the Company, Weifang State-Owned Assets Operation Administration Company (“Administrative Company”) through Apex Glory Holdings Limited, a British Virgin Islands corporation (Apex Glory”), was the result of a public auction held in Jinan, Shandong Province, China. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong Optical”), who was entrusted to acquire the shares on behalf of Hongkong Ruishang, was registered as the successful bidder for the public auction. Shandong Optical is controlled by Mr. Xiusheng Wang and is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) and was entrusted to acquire the shares on behalf of Hongkong Ruishang, exercises no voting dispositive control over such shares. Mr. Wang is the chairman of the board of director of Hongkong Ruishang and SNTON Group and controls the power to vote and dispose of 1,728,126 ordinary shares of the Company. Apex Glory shares the power to vote and dispose of 1,728,126 ordinary shares of the Company. This information was derived from a Schedule 13D/A jointly filed by Apex Glory, Hongkong Ruishang and Mr. Wang on July 15, 2014 and as amended on November 12, 2014 with the SEC.

(2)	Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Company’s 409,375 ordinary shares (reflecting the Reverse Stock Split) through an ownership transfer from the Administration Company. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 409,375 ordinary shares of the Company through Easebright. Mr. Jingang Yang is as the director of Easebright. This information was derived from a Schedule 13D filed by Shandong Fuhuaon December 30, 2014 with the SEC.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2014 and ending December 31, 2017.

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

The transactions and balances with related parties are analyzed as follows:

(a) Transactions with Related Parties

During the years ended 2017, 2016 and 2015, we paid approximately RMB45,923 (USD$7,058), RMB67,635, and RMB129,031, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

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

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104.7 million and the interest was RMB22.93 million. The interest expense of the loans from Shandong SNTON for the year ended 2017, 2016 and 2015 are RMB22.93 million, RMB17.37 million and RMB11.8 million, respectively.

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB22.93 million.

In November 2017, SNTON Group provided us with a loan for the amount of RMB20.0 million.

As of December 31, 2017, the total principal of loan from SNTON Group was RMB20.0 million and the interest payable was zero.

The interest expenses of the loans from SNTON Group for the year ended 2017, 2016 and 2015 are zero, zero and RMB1.57 million, respectively.

As of December 31, 2017, the total balance of principal of loans from related party was RMB124.71 million and the interest payable was RMB22.93 million.

In 2017, we did not purchase any raw materials or final products from SNTON Group.

In 2016, we did not purchase any raw materials or final products from SNTON Group.

In 2015, we purchased 75.6 Metric Tons of raw materials from SNTON Group for a total amount of RMB0.41 million.

In 2017, we purchased 823.76 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB8.40 million.

In 2016, we purchased 1.05 Metric Tons of raw materials from Shandong SNTON for a total amount of RMB5,295 and 566 Metric Tons of final products of BOPET for a total amount of RMB4.87 million.

In 2015, we purchased1,740 Metric Tons of raw materials from Shandong SNTON for a total amount of RMB9.1 million and 780 Metric Tons of final products of BOPET for a total amount of RMB7.04 million.

The related accounts payable as of December 31, 2017 and 2016 was RMB151,074 and RMB131,747, respectively.

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

Legal Proceedings.

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

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

As a result, we have authorized capital of 5,000,000 ordinary shares, par value US$0.519008 per share. As of April 23, 2018, 3,265,837 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares

(Year Ended)	High	Low
December 31, 2017	$5.20	$1.71
December 31, 2016	$5.08	$1.40
December 31, 2015	$1.23	$0.50

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low
March 31, 2016	$3.28	$1.40
June 30, 2016	$4.24	$2.08
September 30, 2016	$5.08	$1.86
December 31, 2016	$3.96	$1.48
March 31, 2017	$5.20	$1.71
June 30, 2017	$4.22	$2.35
September 30, 2017	$3.40	$2.39
December 31, 2017	$3.65	$2.40

 For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares
(Month Ended)	High		Low
November 30, 2017		$3.65		$2.40
December 31, 2017		$3.29		$2.55
January 31, 2018		$4.93		$2.83
February 29, 2018		$3.88		$3.10
March 31, 2018		$3.81		$2.90
April 20, 2018	$		$

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

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by the NASDAQ Capital Market or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated American Stock Transfer and Trust Company as our share registrar. Under Cayman Islands law, a share certificate constitutes admissible evidence as proof of title of its holder to the shares specified on such certificate.

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

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with any requirements of the NASDAQ Capital Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

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

Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Law and the rules of the NASDAQ Capital Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional ordinary shares from time to time as our board of directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB22.93 million.

In November 2017, Shandong SNTON Group Co., Ltd. (“SNTON Group”) provided us with a loan for the amount of RMB20.0 million.

As of December 31, 2017, the total principal of loan from SNTON Group was RMB20.0 million and the interest payable was zero.

As of December 31, 2017, the total balance of principal of loans from related party was RMB124.71 million and the interest payable was RMB22.93 million.

We obtained one short-term loan from Bank of Weifang in July 2017 for the total amount of RMB50.0 million (US$7.68 million). The principal amount of the above short-term loan is repayable at the end of the loan period, and is secured by property, plant and equipment, and lease prepayments.

On November 20, 2009, we signed a long-term loan contract of RMB10 million with Weifang Dongfang State-owned Assets Management Co., Ltd. for a term of eight years effective October 19, 2009, which will expire on October 18, 2017. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for the Company's key projects.

The credit line amounting to RMB50.0 million (US$7.68 million) granted by Bank of Weifang was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. The term of the credit line granted by Bank of Weifang is from July 2017 to July 2018. As of December 31, 2017, the amount of credit line granted by Bank of Weifang was all used.

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

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2017 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2017 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2017) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.6%, 2.0% and 1.4% in 2017, 2016 and 2015, respectively.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2017 due to the material weakness described below.

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

The Company’s independent auditor, KSP Group, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2017.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Item 16 [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has nominated Tee Chuang Khoo, Junying Liu, and Jianguo Zhang as members of the Audit Committee, all of whom are “independent” under the rules of Nasdaq Marketplace Rule 4200(a) (15). In addition, Tee Chuang Khoo qualifies as an audit committee as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Code of Ethics for the members of our Board of Directors and Officers was approved by our Board of Directors on March 27, 2007.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fee of our current independent registered public accounting firm, KSP Group, Inc. (“KSP”) in connection with review and audit fee for 2017 and 2016 was US$142,500 and US$149,000, respectively.

Audit-Related Fees

The audit related fee of KSP including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2017 and 2016 amounted to US$1,888 and US$2,587, respectively.

All Other Fees

Not applicable.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

KSP has been responsible for the annual audit of financial statements beginning from 2016.

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

The Company has provided Kabani a copy of the statements made in response to this Item 16F and has requested Kabani to furnish it with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether or not Kabani agrees with such statements. A copy of the letter of Kabani was filed as Exhibit 15.1 to our Annual Report on Form 20-F filed with the SEC on April 6, 2017

During the two most recent fiscal years, and the subsequent interim period prior to the engagement of KSP, neither the Company, nor anyone on its behalf, consulted KSP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, where either a written report was provided to the Company or oral advice was provided, that KSP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2017, 2016 and 2015.

Consolidated Balance Sheets as of December 31, 2017 and 2016.

Consolidated Statements of Cash Flows for the year ended December 31, 2017, 2016 and 2015.

Consolidated Statements of Equity for the year ended December 31, 2017, 2016 and 2015.

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

4.1	Form of Underwriting Agreement.(1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005 (2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007 (4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008 (4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011 (7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

4.34	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013. (11)

4.35	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013. (11)

4.36	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013.(11)

4.37	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013. (11)

4.38	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013. (11)

4.39	Letter of Commitment between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 1, 2014. (12)

4.40	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 2, 2014. (12)

4.41	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated May 20, 2014. (12)

4.42	Use of Capital Supplemental Agreement for an amount of RMB105,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated March 9, 2015. (13)

4.43	Use of Capital Supplemental Agreement for an amount of RMB15,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated March 9, 2015. (13)

4.44	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 15, 2016. (14)

4.45	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 20, 2016. (14)

4.46	Loan Contract No.20170728124 between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 28, 2017 . (15)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Letter of Kabani (16)

101.INS	XBRL Instance *
101.SCH	XBRL Taxonomy Extension Schema *
101.CAL	XBRL Taxonomy Extension Calculation *
101.DEF	XBRL Taxonomy Extension Definition *
101.LAB	XBRL Taxonomy Extension Labels *
101.PRE	XBRL Taxonomy Extension Presentation *

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

(7)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2013 filed with the SEC on August 22, 2013.

(12)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2014 filed with the SEC on August 21, 2014.

(13)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2015 filed with the SEC on May 21, 2015.

(14)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2016 filed with the SEC on November 28, 2016.

(15)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2017 filed with the SEC on November 28, 2017.

(16)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2016 filed with the SEC on April 4, 2016.

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

Dated: April 23, 2018

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2017, 2016 and 2015, all expressed in Chinese Yuan (Renminbi or RMB), and US Dollar (USD) expressed only for the year ended December 31, 2017.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2017, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of RMB172,933,000 or USD26,579,315 as of December 31, 2017. As more fully described in Note 3(t) to the consolidated financial statements, the Company has incurred a net loss of RMB46,000,000 or USD7,070,070, and the Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3(t). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KSP Group, Inc.

Certified Public Accountants

Los Angeles, California

April 23, 2018

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2016

(amounts in thousands, except share and per share data)

		December 31, 2017		December 31, 2016
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		12,963	1,992	13,343
Restricted cash		56,501	8,684	73,421
Accounts and bills receivable, net	4	20,123	3,093	29,453
Inventories	5	24,578	3,778	25,153
Advance to suppliers	9	3,898	599	6,043
Prepayments and other receivables	6	1,404	216	6,489
Deferred tax assets – current	17	1,288	198	1,199
Total current assets		120,755	18,560	155,101

Property, plant and equipment, net	7	371,058	57,031	410,654
Construction in progress	7	366	56	431
Lease prepayments, net	8	16,830	2,587	17,358
Advance to suppliers - long term, net	9	1,570	241	1,861
Deferred tax assets - non current	17	6,901	1,061	8,032

Total assets		517,480	79,536	593,437

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	10	50,000	7,685	60,000
Long-term loan, current portion	10	-	-	3,300
Due to related parties	18	151,074	23,220	131,747
Accounts payables		17,470	2,685	20,581
Notes payable	11	67,900	10,436	100,888
Advance from customers		1,976	304	3,509
Accrued expenses and other payables	12	5,268	810	5,204
Obligations under capital leases-current		-	-	-
Total current liabilities		293,688	45,140	325,229

Deferred tax liabilities	17	2,763	425	2,997

Total liabilities		296,451	45,565	328,226

Equity
Shareholders’ equity
Registered capital(of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,048	13,323
Additional paid-in capital		311,907	47,939	311,907
Statutory reserve		37,441	5,755	37,441
Retained earnings		(144,508)	(22,210)	(98,505)
Cumulative translation adjustment		2,866	439	1,045
Total shareholders’ equity		221,029	33,971	265,211
Total equity		221,029	33,971	265,211
Total liabilities and equity		517,480	79,536	593,437

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2017, 2016 and 2015

(amounts in thousands, except share and per share data)

		The Year Ended December 31,
		2017		2016	2015
	Notes	RMB	US$	RMB	RMB
Net sales	13	290,706	44,681	253,926	248,862
Cost of sales	14,15	263,606	40,516	236,190	248,866

Gross loss		27,100	4,165	17,736	(4)

Operating expenses:
Selling expenses	14,15	14,520	2,232	13,764	14,404
Administrative expenses		46,514	7,149	46,211	39,559
Loss on impairment of assets		-	-	-	7,219
Total operating expenses		61,034	9,381	59,975	61,182

Operating loss		(33,934)	(5,216)	(42,239)	(61,186)

Other income (expense):
- Interest income		725	111	735	1,236
- Interest expense	16	(9,453)	(1,453)	(7,865)	(8,333)
- Others income (expense), net		(2,533)	(389)	203	6,215
Total other income (expense)		(11,261)	(1,731)	(6,927)	(882)

Loss before provision for income taxes		(45,195)	(6,947)	(49,166)	(62,068)

Income tax (expense) benefit	17	(808)	(124)	(5,317)	(7,000)

Net loss		(46,003)	(7,071)	(54,483)	(69,068)

Net income (loss) attributable to noncontrolling interests		-	-	-	(3)
Net loss attributable to the Company		(46,003)	(7,071)	(54,483)	(69,065)

Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		-	-	-	(37)
- Foreign currency translation adjustments attributable to the Company		1,821	280	(4)	(150)

Comprehensive income (loss) attributable to non-controlling interest		-	-	-	(40)
Comprehensive loss attribute to the Company		(44,182)	(6,791)	(54,487)	(69,215)

Net loss per share, Basic and diluted	23	(14.09)	(2.17)	(16.68)	(21.15)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2017, 2016 and 2015

(amounts in thousands, except share data)

	Ordinary Shares					Accumulated
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	other comprehensive income	Total shareholders' equity	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2014	3,265,837	13,323	311,907	37,441	25,043	1,199	388,913	(794)	388,119

Net income (loss)	-	-	-	-	(69,065)	-	(69,065)	(3)	(69,068)

Foreign currency translation adjustment	-	-	-	-	-	(150)	(150)	(37)	(187)

Balance as of December 31, 2015	3,265,837	13,323	311,907	37,441	(44,022)	1,049	319,698	(834)	318,864

Net income (loss)	-	-	-	-	(54,483)	-	(54,483)		(54,483)

Effect of closure for Fuwei Films USA LLC								834	834

Foreign currency translation adjustment	-	-	-	-	-	(4)	(4)	-	(4)
Balance as of December 31, 2016	3,265,837	13,323	311,907	37,441	(98,505)	1,045	265,211	-	265,211

Net income (loss)	-	-	-	-	(46,003)	-	(46,003)	-	(46,003)

Foreign currency translation adjustment	-	-	-	-	-	1,821	1,821	-	1,821
Balance as of December 31, 2017	3,265,837	13,323	311,907	37,441	(144,508)	2,866	221,029	-	221,029
Balance as of December 31, 2017 US$	3,265,837	2,048	47,939	5,755	(22,210)	439	33,971	-	33,971

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2016 and 2015

(Amounts in thousands)

	The Years Ended December 31,
	2017		2016	2015
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net loss	(46,003)	(7,071)	(54,483)	(69,068)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
- Loss on Long-term assets impairment	-	-	-	7,219
- Depreciation of property, plant and equipment	42,877	6,590	43,193	44,515
- Amortization of intangible assets	528	81	524	524
- Deferred income taxes (benefit)	808	124	5,317	7,000
- Bad debt (recovery) expense	(746)	(115)	2,466	(4,484)
- Inventory provision	1,340	206	(226)	(1,106)
Changes in operating assets and liabilities
- Investment income recorded on Fuwei Holdings' book	-	-	(1,722)	-
- Accounts and bills receivable	10,075	1,549	(21,873)	(103)
- Inventories	(766)	(118)	4,647	(4,434)
- Advance to suppliers	2,145	330	(403)	2,038
- Prepaid expenses and other current assets	75	12	18	1,347
- Accounts payable	(3,110)	(479)	(12,179)	(9,683)
- Accrued expenses and other payables	128	20	(3,597)	2,446
- Advance from customers	(1,533)	(236)	1,263	(1,145)
- Tax payable	5,009	770	13,827	(2,016)

Net cash provided by (used in) operating activities	10,827	1,663	(23,228)	(26,950)

Cash flow from investing activities
Purchases of property, plant and equipment	(3,282)	(504)	(11,218)	(222)
Restricted cash related to trade finance	16,921	2,601	(30,198)	4,884
Advanced to suppliers - non current	291	45	(421)	(718)
Amount change in construction in progress	65	10	1,269	(1,334)
Deposit for purchase	-	-	-	21,000

Net cash used in (provided by) investing activities	13,995	2,152	(40,568)	23,610

Cash flow from financing activities
Principal payments of bank loans	(3,300)	(507)	(3,350)	(3,350)
Proceeds from short-term bank loans	(10,000)	(1,537)	60,000	-
Proceeds from related party	19,327	2,970	(11,333)	30,102
Payment of capital lease obligation	-	-	(302)	(8,260)
Change in notes payable	(32,988)	(5,070)	15,108	(9,759)

Net cash provided by (used in) financing activities	(26,961)	(4,144)	60,123	8,733

Effect of foreign exchange rate changes	1,759	399	2,661	(58)

Net (decrease) increase in cash and cash equivalent	(380)	70	(1,012)	5,335

Cash and cash equivalent
At beginning of period/year	13,343	1,922	14,355	9,020
At end of period/year	12,963	1,992	13,343	14,355

SUPPLEMENTARY DISCLOSURE:
Interest paid	9,453	1,453	7,865	8,333
Income tax paid	-	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,374	211	1,597	2,075
Obligations for acquired equipment under capital lease:	-	-	-	302

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

(3) Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its two subsidiaries, including, Fuwei Films (BVI) Co., Ltd., and Fuwei Films (Shandong) Co., Ltd.. All significant intercompany balances and transactions have been eliminated in consolidation.

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

For the convenience of the readers, the RMB amounts for the year of 2017 included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.5063, being the noon buy rate for U.S. dollars in effect on December 31, 2017 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2017, or at any other date.

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

As of December 31, 2017 and 2016, there were cash and cash equivalents of RMB12,963 (US$1,992) and RMB13,343, respectively.

As of December 31, 2017 and 2016, there were restricted cash of RMB56,501 (US$8,684) and RMB73,421, respectively, as deposit in bank for letters of credit and banker’s acceptance bill.

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

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2017 and 2016 was RMB2,467 (US379) and RMB3,213, respectively.

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

Depreciation related to abnormal amounts from idle capacity is charged to administrative expenses for the period incurred. Total depreciations for the years ended December 31, 2017, 2016 and 2015 were RMB42,877 (US$6,590), RMB43,193 and RMB44,515 respectively, of which 39.6%, 37.9% and 56.5% was recorded in cost of goods sold and 60.4%, 62.1% and 43.5% was recorded in administrative and selling expenses, respectively.

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

(j) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. Considering the indivisibility of land and plant and the commonality of equipments, staff and technology, we take fixed assets and intangible assests as the group of assets. The accumulated loss on impairment of assets as of December 31, 2017 was RMB7,219 (US$1,114), respectively.

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

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB9,464 (US$1,455), RMB3,577, and RMB3,619 for the year ended December 31, 2017, 2016 and 2015 and such costs were recorded in administrative expenses.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Under guidance contained in FASB ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We follow the recognition and disclosure provisions under guidance contained in FASB ASC 740-10-25. Under this guidance, tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We only recognized deferred tax assets for the loss 2017 after considering the possibility of realizing the benefits under the conservatism principle.

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

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2017 and 2016 consolidated financial statements to conform to the fiscal 2017 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of December 31, 2017, the Company had a working capital deficiency of RMB172,933 (US$26,579) and accumulated deficit of RMB46,003 (US$7,070) from net losses incurred during the year of 2017. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described as per follows: The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

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

January 1, 2018, we have substantially completed our review of the impact of this guidance across our film-products processing and selling business and revenue-related activities, and do not expect the adoption of this standard to have a material impact on our reported revenues in our consolidated financial statements, revenue recognition processes. We are reviewing our disclosures for revenue recognition and do not anticipate significant changes will be needed to conform to the disclosure requirements of the new guidance.

In 2017, we established a cross-functional implementation team consisting of representatives from across all of our business departments. We utilized a bottoms-up approach to analyze the impact of the standard on our contract portfolio by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to our revenue contracts. Based on the evaluation for our sales contracts under the ASC 606 requirement of following the five-step actions to judge revenue recognition, we usually recognize our revenue when the film-products have been delivered to our customers and all the risks relating to the goods have been transferred, and rights of payment for delivered goods have been vested as well.

The impact to our results is not material because the analysis of our contracts under the new revenue recognition standard supports the recognition of revenue over the past time.We continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

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

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2017		December 31, 2016
	RMB	US$	RMB
Accounts receivable	18,588	2,857	17,052
Less: Allowance for doubtful accounts	(2,467)	(379)	(3,213)
	16,121	2,478	13,839

Bills receivable	4,002	615	15,614
	20,123	3,093	29,453

An analysis of the allowance for doubtful accounts for 2017, 2016 and 2015 is as follows:

	December 31, 2017		December 31, 2016	December 31, 2015
	RMB	US$	RMB	RMB
Balance at beginning of year	3,213	494	747	825
Bad debt (recovery) expense	(746)	(115)	2,466	(78)
Write-offs	-	-	-	-

Balance at end of year	2,467	379	3,213	747

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31, 2017		December 31, 2016
	RMB	US$	RMB
Raw materials	19,626	3,016	21,463
Work-in-progress	1,277	196	1,072
Finished goods	9,195	1,413	6,796
Consumables and spare parts	600	94	602
Allowance for obsolescence	(6,120)	(941)	(4,780)
	24,578	3,778	25,153

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31, 2017		December 31, 2016
	RMB	US$	RMB
Lease prepayments, current portion	524	81	524
Other receivables	880	135	5,965
	1,404	216	6,489

 (7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2017		December 31, 2016
	RMB	US$	RMB
Buildings	68,319	10,500	68,319
Plant and equipment	803,710	123,528	799,067
Computer equipment	3,075	473	2,484
Furniture and fixtures	13,815	2,123	14,668
Motor vehicles	1,936	298	2,094
	890,855	136,922	886,632
Less: accumulated depreciation	(512,578)	(78,781)	(468,759)
Impairment of plant and equipment	(7,219)	(1,110)	(7,219)
	371,058	57,031	410,654

All of the Group’s buildings are located in the PRC. As of December 31, 2017 and 2016, property, plant plus land use rights with carrying value totaling RMB54,598 (US$8,391) and RMB57,144 respectively were pledged to banks as collateral for credit limits and loans(see Note 12).

As of December 31, 2017, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively.

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31, 2017		December 31, 2016
	RMB	US$	RMB
Non-current portion	16,830	2,587	17,358
Current portion - amount charged to expense next year	524	81	524
	17,354	2,668	17,882

As of December 31, 2017, part of prepaid land use rights were pledged to banks as collateral for credit limit in bank (see Note 12).

Land use rights amortization for the year ended December 31, 2017, 2016 and 2015 were RMB524 (US$81), RMB524 and RMB524, respectively.

As of December 31, 2017, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB15,623 or US$2,401. The land use rights for land with area of approximately 43,878 square meters, 30,373 square meters will expire in November 2050 and May 2053, respectively.

(9) Advance to suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 31, 2017 and 2016, the current portion of advance to suppliers was RMB3,898 (US$599) and RMB6,043, respectively. The noncurrent portion of advance to suppliers was RMB1,570 (US$241) and RMB1,861, respectively.

(10) SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

	Interest rate per	December 31, 2017		December 31, 2016
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of SPD.
- November 16, 2016 to November16, 2017	5.22%	-	-	15,000
Bank of Weifang.
- July 15, 2016 to July 15, 2017	7.5%	-	-	19,500
- July 15, 2016 to July 15, 2017	7.5%	-	-	15,000
- July 20, 2016 to July 20, 2017	7.5%	-	-	6,400
- July 20, 2016 to July 20, 2017	7.5%	-	-	1,800
- July 20, 2016 to July 20, 2017	7.5%	-	-	2,300
- July 28, 2017 to July 28, 2018	6.5%	50,000	7,685	-
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	4.41%	-	-	3,300
		50,000	7,685	63,300
Less: amounts classified as short-term loan		(50,000)	(7,685)	(60,000)
Less: long-term loan, current portion;		-	-	(3,300)
Long-term Loan		-	-	-

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

In November 2017, SNTON Group provided us with a loan for the amount of RMB20,000.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2017		December 31, 2016	December 31, 2015
	RMB	US$	RMB	RMB
Secured by:
Property plant and equipment, Land use right	50,000	7,685	60,000
Bills receivable	-	-	-	-
Guarantee company	-	-	3,300	6,650
Restricted cash		-
	50,000	7,685	63,330	6,650

(11) Notes Payable

The credit line amounting to RMB50,000 (US$7,685) granted by Bank of Weifang was secured by a pledge of plant and land use right. The credit lines was used to purchase raw materials. The term of the credit line granted by Bank of Weifang is from July 2017 to July 2018. As of December 31, 2017, the amount of credit line granted by Bank of Weifang was all used.

As of December 31, 2017, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB67,900 (US$10,436) for payment in connection with raw materials on a total deposits of RMB26,450 (US$4,065) and RMB30,000 (US$4,611) at SPD Bank and Bank of Weifang, respectively.

Notes payable consisted of the following:

	December 31, 2017		December 31, 2016
Issuing bank	RMB	US$	RMB
SPD Bank	37,900	5,825	70,920
Bank of Weifang	30,000	4,611	29,968

	67,900	10,436	100,888

(12) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2017		December 31,2016
	RMB	US$	RMB
Other payables	5,268	810	5,204
	5,268	810	5,204

(13) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2017, net revenues were RMB290,706 (US$44,681), compared to RMB253,926 during the same period in 2016, representing an increase of RMB36,780 or 12.7%, mainly due to the increase of average sales price by 12.3% caused by the increase in the price of main raw materials. For further analysis of the factors causing revenue increase, the increase of average sales price caused an increase of RMB31,953 and sales volume factor made an increase of RMB4,827.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2017		December 31, 2016	December 31, 2015
	RMB	US$	RMB	RMB
Sales in China	235,143	36,141	212,129	194,226
Sales in other countries (principally Europe, Asia and North America)	55,563	8,540	41,797	54,636
	290,706	44,681	253,926	248,862

Overseas sales were RMB55,563 (US$8,540,) or 19.1% of total revenues, compared with RMB41,797 or 16.5% of total revenues in 2016. For further analysis of the factors causing revenue increase, the increase of average sales price caused an increase of RMB5,502 and sales volume factor made an increase of RMB8,264.

The Company’s revenue by significant types of films for 2017, 2016 and 2015 was as follows:

	December 31, 2017			December 31, 2016		December 31, 2015
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	116,396	17,891	40.0%	95,705	37.8%	103,520	41.6%
Printing film	24,779	3,808	8.5%	20,366	8.0%	29,605	11.9%
Metallized film	8,431	1,296	2.9%	7,391	2.9%	9,010	3.6%
Specialty film	108,089	16,612	37.2%	96,091	37.8%	73,851	29.7%
Base film for other applications	33,011	5,074	11.4%	34,373	13.5%	32,876	13.2%
	290,706	44,681	100.0%	253,926	100.0%	248,862	100.0%

In 2017, sales of specialty films were RMB108,089 (US$16,612) and 37.2% of our total revenues as compared to RMB96,091 and 37.8% in 2016, which was an increase of RMB11,998, or 12.5%, as compared to the same period in 2016. The increase was largely attributable to the increase in sales volumes for dry films and coated films.

 (14) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31, 2017		December 31, 2016	December 31, 2015
	RMB	US$	RMB	RMB
Cost of goods sold	16,981	2,610	16,354	25,139
Selling expenses	11	2	20	22
Administrative expenses	25,885	3,978	26,819	19,354

	42,877	6,590	43,193	44,515

 (15) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2017, 2016 and 2015, freight costs included in cost of goods sold were RMB4,495 (US$691), RMB3,406 and RMB2,938, respectively, and RMB8,527 (US$1,311), RMB8,177, and RMB7,713, respectively, were included in selling expenses.

(16) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2017, 2016 and 2015:

	December 31, 2017		December 31, 2016	December 31, 2015
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	-	-
Interest cost charged to expense	9,453	1,453	7,865	8,333
	9,453	1,453	7,865	8,333

Interest expense in 2017 was higher than that in 2016, which was mainly due to increased short-term loan.

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

If our subsidiary Shandong Fuwei was not entitled to a reduced enterprise income tax, or EIT, rate of 15% for the year ended December 31, 2013, 2012 and 2011, it would have had an EIT rate of 25%, net income and basic and diluted earnings per share would be reduced by the following amounts:

	2013		2012	2011
	RMB	US$	RMB	RMB
Net income	-	-	-	(2,499)
Earnings per share
- Basic	-	-	-	(0.19)
- Diluted	-	-	-	(0.19)

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2017		2016	2015
	RMB	US$	RMB	RMB
Cayman Islands	(2,406)	(370)	(1,352)	(2,379)
British Virgin Islands	(5)	(1)	(5)	(3)
PRC	(42,784)	(6,576)	(47,796)	(59,677)
U.S.A	-	-	(13)	(9)
	(45,195)	(6,947)	(49,166)	(62,068)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption. As of December 31, 2017, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. In 2014, Fuwei Films failed to be designated as High-and-New Tech Enterprise. In 2016, Shandong Fuwei was designated as High-and-new Tech Enterprise. Accordingly, the deferred taxes as of December 31, 2017 have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2015	-	(7,000)	(7,000)

Year ended December 31, 2016	-	(5,317)	(5,317)

Year ended December 31, 2017	-	(808)	(808)
Year ended December 31, 2017 (US$)	-	(124)	(124)

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 25%, 15%, 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2017, 2016 and 2015 for the following reasons:

	2017		2016	2015
	RMB	US$	RMB	RMB
Income (loss) before income taxes	(45,195)	(6,947)	(49,166)	(62,068)

Computed “expected” tax expense	(218)	(34)	(218)	(218)
Non-deductible expenses	-	-	-	-
Non-taxable income	131	20	131	218
Tax holiday	87	13	87	-
Tax effect of deferred tax and tax rates differential	(808)	(124)	(5,317)	(7,000)

Actual income tax benefit (expense)	(808)	(124)	(5,317)	(7,000)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2017 and 2016 are presented below.

	December 31, 2017		December 31, 2016
	RMB	US$	RMB
Current
Accounts receivable	370	57	482
Other receivables	-	-	-
Inventory impairment	918	141	717
Estimated Loss due to Product Warranty	-	-	-
	1,288	198	1,199
Non-current
Property, plant and equipment, principally due to differences in depreciation	775	119	917
Construction in progress, principally due to capitalized interest	(2,432)	(373)	(2,656)
Lease prepayments, principally due to differences in charges	(331)	(51)	(341)
Allowance for advanced to supplier-long term	16	2	16
Net loss carryforward	6,110	939	7,099
	4,138	636	5,035
Net deferred income tax assets	5,426	834	6,234

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Considering the level of historical performance of Shandong Fuwei, we only recognized deferred tax assets for the loss of 2017 after considering the possibility of realizing the benefits under the conservatism principle.

(18) Related Party Transactions

Name of party	Relationship

Hongkong Ruishang International Trade Co., Ltd. (the “Hongkong Ruishang”)	Shareholder of the Company (52.9%)
Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”)	Shareholder of the Company (12.54%)
Hongkong Ruishang International Trade Co., Ltd. (the “Hongkong Ruishang”)	Subsidiary of Shandong SNTON Group Co., Ltd.(“SNTON Group”)

Shandong SNTON Optical Materials Technology Co., Ltd.( “Shandong SNTON”)	Subsidiary of Shandong SNTON Group Co., Ltd.(“SNTON Group”)

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

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104,708 and the interest was RMB22,930. The interest expense of the loans from Shandong SNTON for the year ended 2017, 2016 and 2015 are RMB22,930, RMB17,373 and RMB11,800, respectively.

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104,708 and the interest was RMB22,930.

In November 2017, SNTON Group provided us with a loan for the amount of RMB20,000.

As of December 31, 2017, the total principal of loan from SNTON Group was RMB20,000 and the interest payable was zero.

The interest expenses of the loans from SNTON Group for the year ended 2017, 2016 and 2015 are zero, zero and RMB1,572, respectively.

In 2017, we did not purchase any raw materials or final products from SNTON Group.

In 2016, we did not purchase any raw materials or final products from SNTON Group.

In 2015, we purchased 75.6 Metric Tons of raw materials from SNTON Group for a total amount of RMB414.

In 2017, we purchased 823.76 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB8,397.

In 2016, we purchased 1.05 Metric Tons of raw materials from Shandong SNTON for a total amount of RMB5 and 566 Metric Tons of final products of BOPET for a total amount of RMB4,867.

In 2015, we purchased 1,740 Metric Tons of raw materials from Shandong SNTON for a total amount of RMB9,116 and 780 Metric Tons of final products of BOPET for a total amount of RMB7,041.

The related accounts payable as of December 31, 2017 and 2016 was RMB151,074 and RMB131,747, respectively.

(19) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,498 (US$230), RMB1,384 and RMB1,238 for the year ended December 31, 2017, 2016 and 2015 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2017.

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

(21) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2017, 2016 and 2015.

  Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2017 and 2016.

Percentage of accounts receivable outstanding (%) December 31, 2017
Yunnan Dexin Zhiye Co., Ltd.	19.8%
Zhuhai City Nengdong Technology Optical Materials Co., Ltd.	16.9%
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	10.5%

Percentage of accounts receivable outstanding (%) December 31, 2016
Zhuhai City Nengdong Technology Optical Materials Co., Ltd.	24.2%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) and during the year ended December 31, 2017, 2016 and 2015. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has annual supply agreements with Sinopec Yizheng and pursuant to which Sinopec Yizheng and have agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng and will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 10% or more of our raw materials for each of the year ended December 31, 2017, 2016 and 2015:

		Percentage of total purchases (%)
Supplier	Item	2017	2016	2015
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	40.5%	60.3%	52.0%
PetroChina Co Ltd East China chemical sales branch	PET resin and Additives	28.6%	4.9%	0.0%
Weifang Power Supply Company.	Electric power	10.3%	12.3%	12.8%

The balance of advance to supplier to Sinopec Yizheng was RMB952 (US$146) as of December 31, 2017.

The balance of advance to supplier to Sinopec Yizheng was RMB2,692 (US$414) as of December 31, 2016.

(c) Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, accounts receivable and other receivables arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company maintains large sums of cash in two major banks in China. The aggregate balance in such accounts as of December 31, 2017 was RMB9,809 (US $1,508). There is no insurance securing these deposits in China. The Company has a diversified customer base, most of which are in China.

(22) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2017 are as follows:

	December 31, 2017
	RMB	US$
Operating lease commitments	143	22

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2017, 2016 and 2015, total rental expenses for non-cancelable operating leases were RMB160 (US$25), RMB291 and RMB206, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2017 were RMB213 (US$33).

(c) Outstanding bills receivable discounted

As of December 31, 2017, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(d) Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

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

(23) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2017, 2016 and 2015 have been calculated as follows:

	2017		2016	2015
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	(46,003)	(7,071)	(54,483)	(69,065)

Weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Basic and diluted earnings (loss) per share	(14.09)	(2.17)	(16.68)	(21.15)

(24) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2017, an aggregate amount of RMB37,441 (US$5,755) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2017, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 67.5% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2017 and 2016

	2017		2016
	RMB	US$	RMB

Cash and cash equivalents	125	19	226
Other current assets	279,546	42,965	298,188
Investments in subsidiaries	-	-	-

Total assets	279,671	42,984	298,414

Current liabilities	67,388	10,357	67,626
Total shareholders’ equity	212,283	32,627	230,788

Total liabilities and shareholders’ equity	279,671	42,984	298,414

Condensed unaudited Statements of Operations (For the years ended December 31, 2017, 2016 and 2015)

	2017		2016	2015
	RMB	US$	RMB	RMB

Interest income (expenses)	(7)	(1)	(15)	(12)
General and administrative expenses	(2,399)	(369)	(2,662)	(2,367)
Other income	-	-	-	-
Loss before equity in undistributed earnings of subsidiaries	(2,406)	(370)	(2,677)	(2,379)
Equity in earnings of subsidiaries	(43,597)	(6,701)	(51,806)	(66,689)

Net income	(46,003)	(7,071)	(54,483)	(69,068)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2017, 2016 and 2015)

	2017		2016	2015
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	(46,003)	(7,071)	(54,483)	(69,068)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	43,597	6,701	51,806	66,689
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	(66)	(10)	142	34

Net cash provided by operating activities	(2,472)	(380)	(2,535)	(2,345)

Cash flow from financing activities

Payments to related parties	4,762	732	2,750	2,249
Proceeds from related parties	(2,379)	(366)	(10)	(2)

Effect of exchange	(12)	(2)	10	2

Net cash provided by (used in) financing activities	2,371	364	2,750	2,249

Net increase (decrease) in cash	(101)	(16)	215	(95)
Cash:
At beginning of year	226	35	11	106
At end of year	125	19	226	11

(25) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2017	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	67,944	9,871	70,066	10,335	73,857	11,101	78,839	12,117	290,706	44,681
Gross loss	3,757	546	5,025	741	6,712	1,009	11,606	1,783	27,100	4,165
Net loss	(12,157)	(1,765)	(11,645)	(1,718)	(12,076)	(1,814)	(10,126)	(1,557)	(46,003)	(7,071)
Basic and diluted loss per share	(3.72)	(0.54)	(3.57)	(0.53)	(3.70)	(0.56)	(3.10)	(0.48)	(14.09)	(2.17)

