Form 20-F
period 2018-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2019-04-29
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, there were 3,265,837 ordinary shares outstanding.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐     Accelerated filer   ☐      Non-accelerated filer   ☒     Emerging Growth Company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

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

Solely for your convenience, certain RMB amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Chinese Yuan in New York City as certified for custom purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report.  References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the RMB amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate.  The noon buying rate was US $1.00 = RMB6.8755 on December 31, 2018.

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

	Average	High	Low	Period-end

2011(1)	6.4630	6.6364	6.2939	6.2939
2012(1)	6.3088	6.3879	6.2221	6.2301
2013(1)	6.1478	6.2438	6.0537	6.0537
2014 (1)	6.1620	6.2591	6.0402	6.2046
2015 (1)	6.2827	6.4896	6.1870	6.4778
2016 (1)	6.6400	6.9580	6.4480	6.9430
2017 (1)	6.7569	6.9575	6.4773	6.5063
2018(1)	6.6090	6.9737	6.2649	6.8755
November 2018 (2)	6.9367	6.9558	6.8894	6.9558
December 2018(2)	6.8837	6.9077	6.8343	6.8755
January 2019(2)	6.7863	6.8708	6.6958	6.6958
February 2019(2)	6.7367	6.7907	6.6822	6.6912
March 2019(2)	6.7119	6.7381	6.6916	6.7112

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
(2)	Monthly average is calculated by averaging the daily rates during the relevant period.

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

The following selected historical statement of income data for the years ended December 31, 2018, 2017 and 2016 and the selected historical balance sheet data as of December 31, 2018 and 2017 have been derived from the Company’s audited consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2015 and 2014, and the selected historical balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2018		2017	2016	2015	2014
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	333,522	48,509	290,706	253,926	248,862	284,464
Gross (loss) profit	54,688	7,954	27,100	17,736	(4)	(17,153)

Operating (loss) income	(11,268)	(1,639)	(33,934)	(42,239)	(61,186)	(60,692)
Interest expense	(9,766)	(1,420)	(9,453)	(7,865)	(8,333)	(12,486)

(Loss) Income before income taxes	(18,554)	(2,698)	(45,195)	(49,166)	(62,068)	(72,084)

Net (loss) income attributable to the Company	(22,172)	(3,224)	(46,003)	(54,483)	(69,065)	(71,327)
(Loss) Earnings per share
Basic	(6.79)	(0.99)	(14.09)	(16.68)	(5.29)	(5.46)
Diluted	(6.79)	(0.99)	(14.09)	(16.68)	(5.29)	(5.46)
Weighted average number ordinary shares, Basic and diluted
Basic	3,265,837	3,265,837	3,265,837	3,265,837	13,062,500	13,062,500
Diluted	3,265,837	3,265,837	3,265,837	3,265,837	13,062,500	13,062,500

	Year Ended
	December 31,
	2018		2017	2016	2015	2014
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	8,908	1,296	12,963	13,343	14,355	9,020
Accounts and bills receivable, net	22,627	3,291	20,123	29,453	10,046	9,867
Inventories	24,675	3,589	24,578	25,153	29,574	24,034
Total current assets	102,167	14,860	120,755	155,101	124,602	120,084
Property, plant and equipment, net	331,168	48,166	371,058	410,654	431,021	482,534
Total assets	454,682	66,130	517,480	593,437	603,771	672,945
Short-term bank loans	64,950	9,447	50,000	60,000	-	-
Total current liabilities	255,323	37,135	293,688	325,229	276,201	272,057
Total shareholders’ equity	196,831	28,627	221,029	265,211	319,698	388,913

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2011, 2012 and 2013 due to its status as a High-and-New Tech Enterprise since December 2009. In 2014, Shandong Fuwei failed to be designated as such and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated again as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. Net income and basic and diluted earnings per share would be reduced by the following amounts, if Shandong Fuwei was not entitled to a reduced EIT rate for the years 2013, 2012 and 2011:

	Year Ended December 31,
	2013		2012	2011
(In thousands, except per share data)	RMB	US$	RMB	RMB

Net income	-	-	-	(2,499)

Earnings per share
- basic	-	-	-	(0.19)
- diluted	-	-	-	(0.19)

The 2018 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB6.8755, which was the noon buying rate for U.S. dollars in effect on December 31, 2018 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2018, or on any other date.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2018, this change in policy resulted in an approximately 15.2% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. The Company generates its revenue in the PRC in Renminbi and its overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

The total cost of raw materials made up approximately 72.6%, 69.7%, and 67.4% of our production cost in 2018, 2017 and 2016, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 78.9% and 21.1% of our total cost of raw materials in the past three years on average.

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

In 2019, it is expected that there will not be a significant capacity expansion within China. The oversupply plus price fluctuations of raw materials may continuously have an adverse impact on the results of our operations. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in substantial increase in production of BOPET films from 2011 to 2018. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

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

A significant portion of our revenue is derived from the flexible packaging industry and electronics industry in the PRC; our revenue might be adversely impacted if the flexible packaging industry and electronics industry are adversely affected.

A significant portion of our revenue is currently derived from the production and sale of BOPET films. Our BOPET films are mainly used in the flexible packaging industry for consumer products such as tobacco packaging, alcoholic beverages, food, cosmetics, PCB industry, and so on. The demand for our BOPET films is therefore affected by the demand for flexible packaging and electronics industry.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US$1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2018, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2018, Neoluck Group had paid US$320,000 and still had US$130,000 outstanding to DMT.

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

As of December 31, 2018, we have pledged part of our property, plant and lease prepayments as security for indebtedness of a credit line amounting to RMB95.0 million (US$13.8 million) granted by Bank of Weifang. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

As of December 31, 2018, we have received 16 patents from the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

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

Changes in Applicable PRC Taxes may adversely affect the Company.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2018, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2012, 2013, 2014, 2015, 2016, 2017 and 2018, we continued to have a material weakness in our internal controls over financial reporting.

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

There may be a change of business, management and ownership control of our shares if the transadction contemplated by the Securities Purchase Agreement and the Share Transfer Agreement are completed.

On January 28, 2019, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Gold Glory Blockchain Inc. ("Gold Glory"), a California-headquartered company focused on blockchain technology applications and digital asset services. The Purchase Agreement will result in the issuance by us of 9,500,000 new ordinary shares in exchange for all outstanding shares of Gold Glory. We concurrently entered into a Share Transfer Agreement (the “Transfer Agreement”) with Hong Kong Ruishang International Trade Co. Ltd. ("Ruishang"), the current majority owner of our equity shares. Pursuant to the Transfer Agreement, we agreed to sell, assign and deliver all shares of Fuwei Films (BVI) Co. Ltd. ("Fuwei BVI"), our wholly owned subsidiary, plus cash consideration of USD3 million to Ruishang, in exchange for all 1,728,126 of our ordinary shares owned by Ruishang, representing 52.9% of our outstanding shares. This proposed transaction will effectively transfer our existing business to Ruishang, after which we will only own the shares of Gold Glory.

Although there is no assurance or guarantee that the transaction will close, in the event the transactions are completed, there will be a change of business, management and ownership control of the Company. Upon closing, the new controlling shareholder will have substantial influence over the Company and its interests may not be aligned with the interests of our shareholders and as the controlling shareholder, it may take actions that are not in the best interests of our other shareholders.

NASDAQ may delist our ordinary shares from trading on its exchange, which could limit stockholders’ ability to trade our ordinary shares.

Our ordinary shares currently trades on the NASDAQ. On March 5, 2019, we were notified by NASDAQ Regulation that they view the transactions contemplated by the Purchase Agreement and the Transfer Agreement as a “Change in Control” for purposes of Listing Rule 5110(a). As a result, Gold Glory will need to meet all of NASDAQ’s initial listing criteria and complete NASDAQ’s initial listing process prior to the completion of the transactions. We are aware of only one other company NASDAQ has approved for listing with a focus on blockchain technology applications and digital asset services and accordingly there can be no assurance our application will be approved. If the post-transaction entity fails to meet these initial listing requirements or its application is otherwise denied in the exercise of NASDAQ’s discretion, our ordinary shares will be subject to delisting. If our ordinary shares are delisted and we are not able to list our ordinary shares on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our stockholders could face significant material adverse consequences, including limited availability of market quotations for our ordinary shares and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

(b)	Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2018, 2017 and 2016, sales to our customers in the PRC accounted for approximately 86.4%, 80.9%, and 83.5%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

In addition, Mr. Xiusheng Wang, who is the chairman of the board of directors of Hongkong Ruishang is also the Chairman of the board of directors of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) which has a wholly owned subsidiary, Shandong SNTON Optical Materials Technology Co., Ltd. (“SNTON Optical”), a company in the BOPET industry. Furthermore, Mr. Benjie Dong, who was appointed as our Chief Financial Officer effective April 1, 2016 to fill the vacancy caused by resignation of Mr. Xiuyong Zhang, is also the director and vice president of SNTON Group. Part of our products, customers and market orientation may be the same as SNTON Optical and as a result, the marketing strategy may conflict with the interests of other holders of our ordinary shares.

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

We develop, manufacture and distribute high quality plastic film using the biaxially- oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as PCB products, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name of “Fuwei Films”. Our main products are as below:

●	Dry film is generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
●	Chemically treated film used to enhance properties including barrier resistance, presistance;
●	Stamping foil base film and transfer base films used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improving environmental performance;
●	Printing base film used in printing and lamination;
●	Metallized film or aluminum plating base film used for vacuum aluminum plating for flexible plastic lamination;
●	High-gloss film used for aesthetically enhanced packaging purposes;
●	Heat-sealable film used for construction, printing and making heat sealable bags;
●	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging; and
●	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics.

Since our establishment, a significant portion of our revenues has been derived from the sales of BOPET film, particularly our printing film, stamping film, transfer film and chemical pretreated film, high-gloss film, heat sealable film, dry film, and heat shrinkable film and so on.

We operate three production lines and have had one trial production line as of December 31, 2018. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. As of September 2013, our third production line has been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. We received an initial feedback from this customer and we are improving according to the feedback. It could not satisfy the requirements of continued operation for the third production line due to lack of purchase orders. The third production line has not been started up ever since April 2015. As of December 31, 2018, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

Our top five customers in the year ended December 31, 2018 were Eternal Photo Electronic Materials (Guangzhou) Co., Ltd., Hunan Hori New Materials Co., Ltd., Eternal Electronic (Suzhou) Co., Ltd., Kolon Electronic Materials Co., Ltd., and Eternal Electronic Material (Guangzhou) Co., Ltd. None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2018, 2017 and 2016, our sales to our overseas customers constituted approximately13.6%, 19.1% and 16.5% of our total revenue, respectively.

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

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	“Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

January 2014(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

January 2014(14)	Five -Star Enterprise in Statistical Work	Shandong Provincial Bureau of Statistics

January 2015(15)	Advanced Work Unit in Making National Standard for BOPET Film	China Packaging Federation

May 2015	One of the Top Ten Outstanding Enterprises in 2014 for All products in Shandong	Shandong Provincial Plastic Association

December 2015	Famous Trademark in Shandong Province	Shandong Provincial Administration for Industry & Commerce

December 2016(16)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

March 2017	Permission Certificate of Radiation Safety	Environmental Protection Bureau

March 2017	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2016	Weifang Labor and Social Security Supervision Office

April 2018	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2017	Weifang Labor and Social Security Supervision Office

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.
(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.
(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.

(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.
(9)	The brand of “Fuwei Films” has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.

(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.
(11)	All these awards show that our established brand name “Fuwei Films” are recognized for our product quality in the PRC.
(12)	OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will not only insure a safe environment for our workers, it will also be attractive to global companies looking for BOPET suppliers in China.
(13)	We have been focusing on R&D as a key differentiator to enable us a competitive advantage in the market.
(14)	The statistical work refers to the collecting, sorting and analyzing work of social economic phenomenon. It is a kind of social investigation activities.
(15)	Fuwei participates in and plays an active role in making National Standard of BOPET film.
(16)	Shandong Fuwei was designated as a High-and-New Tech Enterprise in 2016 and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018.

Business Prospects

In 2018, we continued to be adversely affected by enhanced competition and supply over demand in China’s BOPET market as well as the oversea market. Anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets. The foregoing factors resulted in reduced total revenue compared with the revenue of 2017.

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

Business Development Strategies

As a primary part of our business strategy, we will speed up the R&D of high value-added products. We believe that we have the ability to increase our sales and expand our markets. We will continue to improve our products by developing new functions and applications of the BOPET films and enhancing our products mix. Meanwhile, we will continue to secure opportunities to develop new domestic and overseas customers, especially the Japanese market. We believe that expanding the overseas business is a key part of our business strategy. So we will continue to focus on the development of the BOPET industry and look for the opportunities for merger and acquisition.

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

Our overseas sales were affected by the anti-dumping investigations conducted by South Korea and the United States against BOPET manufacturers originated from China, India and other countries and the fluctuation of Renminbi. However, we still believe there is a great potential in overseas BOPET market. Therefore, we will continue to carry out marketing in the overseas market, especially the Japanese market, to attract new clients and sell our specialty films.

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 16 patents have been granted.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. As of December 31, 2018, we produced BOPET films from the three production lines and one trial production line, with an aggregate annual design capacity of 53,600 metric tons with thicknesses varying between 6 - 250µm.

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

BOPET film has been widely used in the flexible packaging (such as food, pharmaceutical, cosmetics, cigarettes, alcohol), imaging (such as printing plates and microfilms), and electronics and electrical (such as PCB products, capacitors and motor insulation). Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films”. Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses and electronics industry in the PRC, in particular the coastal region. We also export our products to end-users and distributors mainly in Europe, Asia and North America.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2018, 2017 and 2016:

Category	2018	2017	2016
Stamping and transfer film	38.9%	40.0%	37.8%
Printing film	9.2%	8.5%	8.0%
Metallized film	1.3%	2.9%	2.9%
Specialty film	44.6%	37.2%	37.8%
Base film for other applications	6.0%	11.4%	13.5%

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

Specialty film

We mainly produce the following types of specialty film:

•	Dry film: Generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
•	Chemically treated film used to enhance properties including barrier resistance, printing properties and electrostatic resistance;
•	Heat-sealable film: Film with a three layer structure. The heat-sealable film is primarily used in construction, printing and making heat sealable bags;
•	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically-enhanced packaging purposes and;
•	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics.

Base film for other applications

Base films for other application are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

As of December 31, 2018, we operate three production lines and have had one trial production line. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The third production line started its trial operation at the end of January 2013. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders.

As of December 31, 2018, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2018, our total inventories amounted to approximately RMB24.68 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 23.0%, 6.0%, 59.0% and 12.0% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2018, 2017 and 2016 were 32.2, 34.4 and 42.3, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2018, there were no provisions for inventory obsolescence and inventory written off. As of December 31, 2018, we accrued RMB6.12 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2018, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 0 years
DMT Production Line Dornier Production Line	16,100 tons per annum 23,000 tons per annum	Approximately 0 years Approximately 10 years
Trial Production Line	1,500 tons per annum	Approximately 1 years

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

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2018, 2017 and 2016, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2018	2017	2016	2018	2017	2016
Brückner Production Line	11,775	11,348	11,131	90.6%	87.3%	85.6%
DMT Production Line	13,862	14,233	13,406	86.1%	88.4%	83.3%
Dornier Production Line	-	-	-	0.0%	0.0%	0.0%
Trial Production Line	-	5	9	0.0%	0.4%	0.6%

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

As of December 31, 2018, our product inspection and quality control department comprised of 18 employees. We have one manager, 14 quality inspectors, 2 procurement inspector and 1 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2018 (primarily for maintenance) was 4.0% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film	Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. Not only can it provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is applied to packaging for food, construction and other applications.

Heat sealable film for steel	To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film	By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.

Reinforced coated printing film Metal-adhesion improved filmUvioresistant film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing. To improve the peel strength after metallized sealing. Mainly used for liquid packages. To prolong the time of yellowing resistance and hence increase the film duration of use.

UvioresistantHeat-sealable film used for FRP	Increase duration of use of heat-sealable film used for FRP

Our expenditure on research and development in 2018, 2017 and 2016 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2018		2017		2016
	RMB		RMB		RMB
Research and Development Expenses	14,553	(1)	9,464	(2)	3,577	(3)

(1) & (2) & (3)  In addition to the above-mentioned expenses in 2018, 2017 and 2016 of RMB14,553, RMB9,464 and RMB3,577, respectively, the R&D capital expenditure was RMB892, zero, and RMB453, respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2018, our sales department comprised of 10 employees in the domestic sales division, 3 employees in the overseas sales division and 1 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

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

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2018, sales from our domestic and overseas customers constituted approximately 86.4% and 13.6% of our annual revenue respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2018, 2017 and 2016:

	Percentage of Total Revenue (%)
	2018	2017	2016
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	5.9	4.8	3.3
Hunan Hori New Materials Co., Ltd.	5.6	4.2	2.4
Eternal Electronic (Suzhou) Co., Ltd.	4.7	4.2	2.4
Kolon Electronic Materials Co., Ltd.	4.5	2.4	0.8
Eternal Electronic Material (Guangzhou) Co., Ltd.	4.3	4.1	6.6

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in 2018, more than 50% of transactions were paid by cash in delivery.

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2018, our losses due to returned products from our customers were approximately 0.3% of our total sales.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2018, 2017 and 2016:

		Percentage of total purchases (%)
	Supply	2018	2017	2016
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additive	43.3	40.5	60.3
PetroChina North China Sales Company (“PetroChina”)	PET resin and Additive	30.3	0.0	0.0
Weifang Power Supply Company	Electric power	8.4	10.3	12.3

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

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchases (%)
Main Raw Material	2018	2017	2016	Country
PET resin	80.1	79.1	77.0	PRC
Additives	19.9	20.9	23.0	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2018 increase by 15.1% compared to that in 2017.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2018.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;
•	quality and reliability of products;
•	technical/manufacturing capability;
•	industrial reputation; and
•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Shandong Fenghua Plastic Technology Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Part of our land use rights, plant, office buildings have been mortgaged to the banks in the PRC. As of December 31, 2018, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively. The total net value of mortgaged property is RMB52.05 million.

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

On January 28, 2019, We entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Gold Glory Blockchain Inc. ("Gold Glory"), a California-headquartered company focused on blockchain technology applications and digital asset services. The Purchase Agreement will result in the issuance by us of 9,500,000 new ordinary shares in exchange for all outstanding shares of Gold Glory. We concurrently entered into a Share Transfer Agreement (the “Transfer Agreement”) with Hong Kong Ruishang International Trade Co. Ltd. ("Ruishang"), the current majority owner of our equity shares. Pursuant to the Transfer Agreement, we agreed to sell, assign and deliver all shares of Fuwei Films (BVI) Co. Ltd. ("Fuwei BVI"), a subsidiary directly owned by us, plus cash consideration of USD3 million to Ruishang, in exchange for all 1,728,126 ordinary shares of the Company owned by Ruishang, representing 52.9% of our outstanding shares. This transaction will effectively transfer our existing business to Ruishang, after which we will only own the shares of Gold Glory.

The closing of the transaction is subject to the following conditions, (i) concurrent divesture of our current business, which is to be effected through sale of Fuwei BVI to Ruishang, pursuant to the Transfer Agreement (ii) approval of the transactions contemplated by the Purchase Agreement and the Transfer Agreement by our Board of Directors and shareholders; (iii) receipt of necessary regulatory approvals, including NASDAQ approval, and (iv) a private placement of ordinary shares by Gold Glory raising at least USD10 million.

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

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2018, 2017 and 2016, the total cost of raw materials made up approximately 72.6%, 69.7% and 67.4% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 80.1% and 19.9%, respectively, of our total cost of raw materials in 2018. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2018, 2017 and 2016, approximately 86.4%, 80.9% and 83.5%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

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

Competition

We believe that we are currently one of the few producers of BOPET films in the PRC with research and development capability. Our past financial performance is attributable to our market position in the industry. Over time, there may be new investors into our industry, and the current BOPET film manufacturers may expand their production capacity. We believe that currently our major competitors in the BOPET manufacturing market in the PRC include Dupont Hongji Films Foshan Co., Ltd., Yihua Toray Polyester Film Co., Ltd., and Shandong Fenghua Plastic Technology Co., Ltd.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Materials costs	72.6%	69.7%	67.4%
Energy expense	8.5%	11.0%	12.6%
Factory overhead	9.8%	10.2%	10.3%
Packaging materials	4.6%	4.5%	4.5%
Direct labor	4.5%	4.6%	5.2%

 Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 80.1% and 19.9%, respectively of our total materials costs in 2018.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2018, the depreciation expense and repair and maintenance expenditure accounted for 70.2% and 18.5% of factory overhead, respectively.

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

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.1%, 1.6% and 2.0% in 2018, 2017 and 2016, respectively.

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

As of December 31, 2018, our largest trade debtor was Hunan Hori New Materials Co., Ltd., a company based in China. The balance of trade receivables from Hunan Hori New Materials Co., Ltd. was RMB3.08 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2018, 2017 and 2016 is as follows (in thousands):

	December 31, 2018		December 31, 2017	December 31, 2016
	RMB	US$	RMB	RMB
Balance at beginning of year	2,467	359	3,213	747
Bad debt expense (recovery)	(620)	(90)	(746)	2,466
Write-offs	-	-	-	-

Balance at end of year	1,847	269	2,467	3,213

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. Considering the indivisibility of land and plant and the commonality of equipment, staff and technology, we take fixed assets and intangible assets as the group of assets.

Results of Operations

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on page F-1 of this Annual Report.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,

	2018	2017	2016
	(% of Total Revenue)
Gross profit	16.4	9.3	7.0
Operating expenses	19.8	21.0	23.6
Other expense	(2.2)	(3.9)	(2.7)
Income tax benefit (loss)	(1.1)	(0.3)	(2.1)
Net income (loss)	(6.6)	(15.8)	(21.5)

Fiscal year ended 2018 compared to fiscal year ended 2017

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2018			2017
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	129,548	18,843	38.9%	116,396	40.0%
Printing film	30,686	4,463	9.2%	24,779	8.5%
Metallized film	4,373	636	1.3%	8,431	2.9%
Specialty film	148,801	21,642	44.6%	108,089	37.2%
Base film for other applications	20,114	2,925	6.0%	33,011	11.4%
	333,522	48,509	100%	290,706	100%

During the fiscal year ended December 31, 2018, net revenues were RMB333.5 million (US$48.5 million), compared to RMB290.7 million during the same period in 2017, representing an increase of RMB42.8 million or 14.7%. For further analysis of the factors causing revenue increase, the increase of average sales price caused an increase of RMB53.9 million and the reduction of sales volume factor made a decrease of RMB11.1 million.

In 2018, sales of specialty films were RMB148.8 million (US$21.6 million) or 44.6% of our total revenues as compared to RMB108.1 million or 37.2% in 2017, which was an increase of RMB40.7 million, or 37.7%, as compared to the same period in 2017. The increase of average sales price caused an increase of RMB7.1 million and the increase of sales volume factor made an increase of RMB33.6 million.

Overseas sales were RMB45.4 million or US$6.6 million, or 13.6% of total revenues, compared with RMB55.6 million or 19.1% of total revenues in 2017. The increase of average sales price caused an increase of RMB6.4 million and the reduction of sales volume factor made a decrease of RMB16.6 million.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2018 and 2017 (amounts in thousands):

	For the year ended December 31,
	2018		2017
	RMB	US$	% of Total	RMB	% of Total
Sales in China	288,128	41,907	86.4%	235,143	80.9%
Sales in other countries	45,394	6,602	13.6%	55,563	19.1%
	333,522	48,509	100.0%	290,706	100.0%

Cost of Goods Sold

Cost of goods sold during the year of 2018 totaled RMB278.8 million (US$40.6 million) as compared to RMB263.6 million in the prior year. This was RMB15.2 million or 5.8% higher than 2017. The increase of unit cost of goods sold caused an increase of RMB25.3million and the reduction of sales volume factor led to a decrease of RMB10.1 million. The increase of cost of goods was mainly due to the price increase of raw materials.

Gross (Loss) Profit

Our gross margin was 16.4% for the year of 2018, as compared to a gross margin of 9.3% in 2017. Gross margin increased by 7.1 percentage points compared to the same period in 2017. Our average unit sales price increased by 19.3% compared to last year. The unit sales cost increased by 10.0% due to the price increase of main raw materials. Consequently, the increase in sales price exceeded that cost of goods sold per unit in product during 2018 compared with 2017, which contributed to the increase in our gross profit.

Operating Expenses

Our operating expenses during the year ended December 31, 2018 were RMB66.0 million, an increase of RMB5.0 million, or 8.2%, as compared to 2017.

Other Expense

Total other expense is a combination of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2018 was RMB7.3 million (US$1.1 million), compared to total other expense of RMB11.3 million in 2017. This decrease is mainly attributed to the increased other income.

Income Tax Benefit (Expense)

Income tax expense during the year ended December 31, 2018 was RMB3.6 million (US$0.5 million) compared to an income tax expense of RMB0.8 million during 2017, which was mainly attributable to tax effect of changes in deferred tax during 2018. We only recognized deferred tax assets for the loss of 2018 after considering the possibility of realizing the benefits under the conservatism principle.

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

Our capital expenditures in 2018 have been primarily financed through operating activities, short-term borrowings from financial institutions and related party. The interest rates of short-term borrowings from financial institutions during the three-year period from 2016 to 2018 ranged from 0% to 7.5%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2018, we had borrowing of RMB64.95 million from Bank of Weifang.

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

As of December 31, 2018, the principal of this loan from Shandong SNTON was RMB86.80 million and the interest was RMB27.90 million.

The credit line amounting to RMB95.0 million (US$13.8 million) was granted by Bank of Weifang. The term is from July 2018 to July 2019. It was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. As of December 31, 2018, the amount of credit line granted by Bank of Weifang was all used.

The main source of cash inflow for the next twelve months will come from sales of products, and the estimated inflow is RMB382.34 million. The estimated cash outflow is RMB364.08 million. The amount of cash used in the purchase of raw materials and packaging materials is estimated to be RMB239.62 million and RMB12.50 million, respectively. Cash used for power costs, labor costs, maintenance and renovation expenses is estimated to be RMB35.68 million, RMB25.74 million and RMB14.04 million, respectively. Total cash used in sales expenses, financial expenses and administrative expenses is estimated to be RMB36.50 million. The foregoing description has been prepared based on the information available to us as of the date of this Annual Report on Form 20-F and there are numerous factors that could contribute to a different result such as risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China and numerous other factors as more fully disclosed in our reports filed with the U.S. Securities and Exchange Commission.

We believe that, after taking into consideration our present and future banking facilities, borrowing from related party, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2018, 2017 and 2016 is as follows (in thousands):

	2018		2017	2016
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	25,381	3,693	10,827	(23,228)

Net cash (used in) provided by investing activities	(4,591)	(668)	(2,926)	(10,370)

Net cash provided by (used in) financing activities	(41,332)	(6,012)	(26,961)	60,123

Effect of foreign exchange rate changes	(2,014)	(866)	1,760	2,669

Net increase (decrease) in cash and cash equivalent	(22,556)	(3,853)	(17,300)	29,194

Cash and cash equivalent, restricted cash
At beginning of the year	69,464	10,676	86,764	57,570
At end of the year	46,908	6,823	69,464	86,764

Operating Activities

Net cash provided by operating activities was RMB25.4 million for the year ended December 31, 2018 as compared to net cash provided by operating activities of RMB10.80 million for the year ended December 31, 2017.

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

Investing Activities

Net cash used in investing activities was RMB4.6 million in 2018 mainly attributable to the increased expenditure of purchasing fixed assests.

Net cash used in investing activities was RMB2.9 million in 2017 mainly attributable to the increased expenditure of purchasing fixed assests.

Net cash used in investing activities was RMB0.1 million in 2016 mainly attributable to the increased expenditure of purchasing fixed assets.

Financing Activities

Net cash used in financing activities was RMB41.3 million for the year ended December 31, 2018, which was mainly due to changes in the amount of notes payable.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2018, 2017 and 2016, approximately 86.4%, 80.9%, and 83.5% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2018, 2017 and 2016 were 100%, 100%, and 100.0%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2018, 2017 and 2016 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2018, 2017 and 2016 were as follows (in thousands):

	For the year ended December 31,
	2018	2017	2016
	RMB	RMB	RMB
Buildings	-	-	57
Plant and equipment	5,103	3,702	12,443
Motor vehicles	56	-	-
Assets under construction	4,819	3,003	65
Others (computer and furniture fittings)	748	628	76
Total	10,726	7,333	12,641

The following table summarizes our contractual commitments as of December 31, 2018 and the effects caused by those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	1,010	1,010	-	-	-
Due to related parties
-Principal	86,874	86,874
-Interest(iii)	4,535	4,535
Bank loans(ii)
-Principal	64,950	64,950
-Interest(iii)	4,222	4,222			-
Notes payable	48,000	48,000
Operating leases(iv)	87	87		-	-
Total	209,678	209,678		-	-

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.
(ii)	We have a secured short-term loan of RMB64.95 million as of December 31, 2018. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. December 31, 2018, our principal of loans from related parties was RMB86.80 million and the interest was RMB27.90 million.

(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2018 plus an estimated risk premium on borrowing.
(iv)	The operating leases mainly relate to our rental of staff dorms and offices. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.1%, 1.6% and 2.0% in 2018, 2017 and 2016, respectively.

Recent Accounting Pronouncements

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. We are currently evaluating the impact that the standard will have on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We are evaluating the impact on its consolidated financial statements.

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

Statement of Cash Flows

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, as a result, the Company no longer presents transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Furthermore, an additional reconciliation will be required to reconcile Cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Consolidated Statement of Cash Flows. The Company has already disclosed the restricted cash separately on its Consolidated Statements of Financial Position. Beginning the first quarter of 2018, the Company has adopted and included the restricted cash balances on the Consolidated Statement of Cash Flows and reconciliation of Cash, cash equivalent, and restricted cash within its Consolidated Statements of Financial Positions that sum to the total of the same such amounts shown in Consolidated Statement of Cash Flows. This guidance has been applied retrospectively to the Consolidated Statement of Cash Flows for the year ended December 31, 2016 and 2017 which required the Company to recast each prior reporting period presented. As a result, the Company no longer discloses transfers between cash and restricted cash in the consolidated cash flow statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to our consolidated financial statements.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2019. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position
Zengyong Wang	53	Chairman, Director and Chief Executive Officer

Benjie Dong	41	Chief Financial Officer and Director

Tee Chuang Khoo (1) (2)	73	Independent Director

Junying Liu(1) (2)(3)	66	Independent Director

Jianguo Zhang (3)Zhimei Liu	58	Independent Director

	47	President of Shandong Fuwei

Yong Jiang	45	Board Secretary and Vice President of Shandong Fuwei

Xiaoming Wang	59	Vice President of Shandong Fuwei

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

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

Ms. Zhimei Liu has been appointed as the President of Fuwei Films (Shandong) Co., Ltd (“Fuwei Shandong”) by the Company since December 22, 2014, where she has been responsible for the overall business management, day-to-day operations and other affairs designated by the board of directors of Fuwei Shandong. From May 2012 to November 2014, Ms. Liu acted as the Director of Administration of Shandong SNTON Steel Cord Co., Ltd. (“SNTON Steel Cord”), a subsidiary of Shandong SNTON Group Co., Ltd. where she was responsible for formulating and implementing business strategies and operation. From December 2008 to April 2012, Ms. Liu was the Manager of Corporate Planning Department and the Manager of Staff Training Center of SNTON Steel Cord as an Associate Senior Engineer. From April 2007 to November 2008, Ms. Liu served as the Manager of Administration Department of SNTON Steel Cord where she was in charge of overall corporate project planning. From November 2005 to April 2007, Ms. Liu was the assistant manager of supplies department of SNTON Steel Cord where she was overseeing matters related to raw materials, equipment and supplies with respect to production. Ms. Liu joined Shandong SNTON Group Co., Ltd. in 1996 as a technician, office clerk, purchasing officer, sales person, and accountant in the subsidiary and branch company of Shandong SNTON Group Co., Ltd. Ms. Liu studied Business Management in China University of Petroleum from 2007 to 2009.In 1994, Ms. Liu graduated from Shandong Vocational College of Industry where her major was Computer Application.

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 6 persons for the year ended December 31, 2018 was approximately RMB1.1 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Employment and Service Agreements

Executive Officers

Mr. Zengyong Wang has entered into Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”) since 1995 and his salary is paid by SNTON Group.

Ms. Zhimei Liu was appointed as the President of Shandong Fuwei in December 2014. Ms. Zhimei Liu has entered into Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”). We paid Ms. Zhimei Liu annual salary of RMB220,000 in 2018.

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

D. Employees

As of December 31, 2018, our total staff consisted of 208 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 29, 2019, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 3,265,837 ordinary shares outstanding as of April 29, 2019.

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

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2014 and ending December 31, 2018.

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

As of December 31, 2018, the principal of this loan from Shandong SNTON was RMB86.80 million. As of December 31, 2018, 2017 and 2016, the interest was RMB27.90 million, RMB22.93 million and RMB17.37 million, respectively.

In 2018, we purchased 249 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB2.53 million.

In 2017, we purchased 823.76 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB8.40 million.

In 2016, we purchased 1.05 Metric Tons of raw materials from Shandong SNTON for a total amount of RMB5,295 and 566 Metric Tons of final products of BOPET for a total amount of RMB4.87 million.

The related accounts payable as of December 31, 2018 and 2017 was RMB114.69 million and RMB151.07 million, respectively.

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

As a result, we have authorized capital of 5,000,000 ordinary shares, par value US$0.519008 per share. As of April 29, 2019, 3,265,837 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares

(Year Ended)	High	Low
December 31, 2018	$4.93	$1.70
December 31, 2017	$5.20	$1.71
December 31, 2016	$5.08	$1.40

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares

(Quarter Ended)	High	Low
March 31, 2017	$5.20	$1.71
June 30, 2017	$4.22	$2.35
September 30, 2017	$3.40	$2.39
December 31, 2017	$3.65	$2.40
March 31, 2018	$3.81	$2.83
June 30, 2018	$3.98	$2.80
September 30, 2018	$4.65	$1.78
December 31, 2018	$3.66	$1.70

For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares

(Month Ended)	High	Low
November 30, 2018	$3.20	$1.85
December 31, 2018	$2.29	$1.90
January 31, 2019	$3.05	$2.05
February 28, 2019	$2.59	$1.95
March 31, 2019	$3.24	$2.07
April 20, 2019	$3.10	$2.40

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

As of December 31, 2018, the principal of this loan from Shandong SNTON was RMB86.80 million and the interest was RMB27.90 million.

We obtained three short-term loans from Bank of Weifang in June 2018 and July 2018 for the total amount of RMB64.95 million (US$9.45 million). The principal amount of the above short-term loans is repayable at the end of the loan period, and is secured by property, plant and equipment, and lease prepayments.

The credit line amounting to RMB95.0 million (US$13.8 million) granted by Bank of Weifang was from July 2018 to July 2019. It was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. As of December 31, 2018, the amount of credit line granted by Bank of Weifang was all used.

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service , or the IRS, or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or the PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “- Taxation on the Disposition of Ordinary Shares” below.

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

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2018 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2018 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2019) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

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

Moreover, backup withholding of U.S. federal income tax, at a rate of 24%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 2.1%, 1.6% and 2.0% in 2018, 2016 and 2015, respectively.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria and framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2018 due to the material weakness described below.

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

The Company’s independent auditor, KSP Group, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2018.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fee of our current independent registered public accounting firm, KSP Group, Inc. (“KSP”) in connection with review and audit fee for 2018 and 2017was US$142,500 and US$142,500, respectively.

Audit-Related Fees

The audit related fee of KSP including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2018 and 2017 amounted to US$2,307 and US$1,888, respectively.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2018, 2017 and 2016.

Consolidated Balance Sheets as of December 31, 2018 and 2017.

Consolidated Statements of Cash Flows for the year ended December 31, 2018, 2017 and 2016.

Consolidated Statements of Equity for the year ended December 31, 2018, 2017 and 2016

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

4.1	Form of Underwriting Agreement.(1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005 (2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007 (4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008 (4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011 (7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

4.34	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013. (11)

4.35	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013. (11)

4.36	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013.(11)

4.37	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013. (11)

4.38	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013. (11)

4.39	Letter of Commitment between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 1, 2014. (12)

4.40	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 2, 2014. (12)

4.41	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated May 20, 2014. (12)

4.42	Use of Capital Supplemental Agreement for an amount of RMB105,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated March 9, 2015. (13)

4.43	Use of Capital Supplemental Agreement for an amount of RMB15,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated March 9, 2015. (13)

4.44	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 15, 2016. (14)

4.45	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 20, 2016. (14)

4.46	Loan Contract No.20170728124 between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 28, 2017. (15)

4.47	Securities Purchase Agreement, dated January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd., and Gold Glory Blockchain Inc. (17)

4.48	Share Transfer Agreement, dated January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd., and Hong Kong Ruishang International Trade Co. Ltd. (17)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Letter of Kabani (16)

101.INS	XBRL Instance *
101.SCH	XBRL Taxonomy Extension Schema *
101.CAL	XBRL Taxonomy Extension Calculation *
101.DEF	XBRL Taxonomy Extension Definition *
101.LAB	XBRL Taxonomy Extension Labels *
101.PRE	XBRL Taxonomy Extension Presentation *

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

(7)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2013 filed with the SEC on August 22, 2013.

(12)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2014 filed with the SEC on August 21, 2014.

(13)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2015 filed with the SEC on May 21, 2015.

(14)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2016 filed with the SEC on November 28, 2016.

(15)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2017 filed with the SEC on November 28, 2017.

(16)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2016 filed with the SEC on April 4, 2016.

(17)	Filed with the Company’s Quarterly Report on Form 6-K filed with the SEC on January 30, 2019.

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

Dated: April 29, 2019

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fuwei Films (Holdings) Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, all expressed in Chinese Yuan (Renminbi or RMB), and US Dollar (USD) expressed only for the year ended December 31, 2018.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd. and Subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2018, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of RMB153,156,000 or USD22,275,616 as of December 31, 2018. As more fully described in Note 3(t) to the consolidated financial statements, the Company has incurred a net loss of RMB22,172,000 or USD3,224,000, and the Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3(t). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KSP Group, Inc.
Certified Public Accountants
Los Angeles, California

April 29, 2019

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2017

(amounts in thousands, except share and per share data)

	Notes	December 31, 2018		December 31, 2017
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		8,908	1,296	12,963
Restricted cash		38,000	5,527	56,501
Accounts and bills receivable, net	4	22,627	3,291	20,123
Inventories	5	24,675	3,589	24,578
Advance to suppliers	9	5,694	828	3,898
Prepayments and other receivables	6	1,068	155	1,404
Deferred tax assets – current	17	1,195	174	1,288
Total current assets		102,167	14,860	120,755

Property, plant and equipment, net	7	331,168	48,166	371,058
Construction in progress	7	366	53	366
Lease prepayments, net	8	16,296	2,370	16,830
Advance to suppliers - long term, net	9	1,542	224	1,570
Deferred tax assets - non current	17	3,143	457	6,901

Total assets		454,682	66,130	517,480

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	10	64,950	9,447	50,000
Due to related parties	18	114,692	16,681	151,074
Accounts payables		20,750	3,018	17,470
Notes payable	11	48,000	6,981	67,900
Advance from customers		1,859	270	1,976
Accrued expenses and other payables	12	5,072	738	5,268
Total current liabilities		255,323	37,135	293,688
Deferred tax liabilities	17	2,528	368	2,763

Total liabilities		257,851	37,503	296,451

Equity
Shareholders’ equity

Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,938	13,323

Additional paid-in capital		311,907	45,365	311,907
Statutory reserve		37,441	5,446	37,441
Retained earnings		(166,680)	(24,243)	(144,508)
Cumulative translation adjustment		840	121	2,866
Total shareholders’ equity		196,831	28,627	221,029

Total equity		196,831	28,627	221,029
Total liabilities and equity		454,682	66,130	517,480

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2018, 2017 and 2016

(amounts in thousands, except share and per share data)

		The Year Ended December 31,
	Notes	2018		2017	2016
		RMB	US$	RMB	RMB
Net sales	13	333,522	48,509	290,706	253,926
Cost of sales	14,15	278,834	40,555	263,606	236,190

Gross margin		54,688	7,954	27,100	17,736

Operating expenses:
Selling expenses	14,15	13,363	1,944	14,520	13,764
Administrative expenses		52,593	7,649	46,514	46,211
Loss on impairment of assets		-	-	-	-
Total operating expenses		65,956	9,593	61,034	59,975

Operating loss		(11,268)	(1,639)	(33,934)	(42,239)

Other income (expense):
- Interest income		1,225	178	725	735
- Interest expense	16	(9,766)	(1,420)	(9,453)	(7,865)
- Others income (expense), net		1,255	183	(2,533)	203
Total other income (expense)		(7,286)	(1,059)	(11,261)	(6,927)

Loss before provision for income taxes		(18,554)	(2,698)	(45,195)	(49,166)

Income tax (expense) benefit	17	(3,618)	(526)	(808)	(5,317)

Net loss		(22,172)	(3,224)	(46,003)	(54,483)

Net income (loss) attributable to noncontrolling interests		-	-	-	-
Net loss attributable to the Company		(22,172)	(3,224)	(46,003)	(54,483)

Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		-	-	-	-
- Foreign currency translation adjustments attributable to the Company		(2,026)	(295)	1,821	(4)

Comprehensive income (loss) attributable to non-controlling interest		-	-	-	-
Comprehensive loss attribute to the Company		(24,198)	(3,519)	(44,182)	(54,487)

Net loss per share, Basic and diluted	23	(6.79)	(0.99)	(14.09)	(16.68)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2018, 2017 and 2016

(amounts in thousands, except share data)

	Ordinary Shares					Accumulated
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	other comprehensive income	Total shareholders' equity	Non- controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2015	3,265,837	13,323	311,907	37,441	(44,022)	1,049	319,698	(834)	318,864

Net income (loss)	-	-	-	-	(54,483)	-	(54,483)		(54,483)

Effect of closure for Fuwei Films USA LLC								834	834
Foreign currency translation adjustment	-	-	-	-	-	(4)	(4)	-	(4)
Balance as of December 31, 2016	3,265,837	13,323	311,907	37,441	(98,505)	1,045	265,211	-	265,211

Net income (loss)	-	-	-	-	(46,003)	-	(46,003)	-	(46,003)

Foreign currency translation adjustment	-	-	-	-	-	1,821	1,821	-	1,821
Balance as of December 31, 2017	3,265,837	13,323	311,907	37,441	(144,508)	2,866	221,029	-	221,029

Net income (loss)	-	-	-	-	(22,172)	-	(22,172)	-	(22,172)

Foreign currency translation adjustment	-	-	-	-	-	(2,026)	(2,026)	-	(2,026)
Balance as of December 31, 2018	3,265,837	13,323	311,907	37,441	(166,680)	840	196,831	-	196,831
Balance as of December 31, 2018 US$	3,265,837	1,938	45,365	5,446	(24,243)	121	28,627	-	28,627

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018, 2017 and 2016

(Amounts in thousands)

	The Years Ended December 31,
	2018		2017	2016
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net loss	(22,172)	(3,224)	(46,003)	(54,483)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities

- Loss on Long-term assets impairment	-	-	-	-
- Depreciation of property, plant and equipment	44,509	6,474	42,877	43,193
- Amortization of intangible assets	534	78	528	524
- Deferred income taxes (benefit)	3,617	526	808	5,317
- Bad debt (recovery) expense	(620)	(90)	(746)	2,466
- Inventory provision	-	-	1,340	(226)
Changes in operating assets and liabilities
- Investment income recorded on Fuwei Holdings' book	-	-	-	(1,722)
- Accounts and bills receivable	(1,884)	(274)	10,075	(21,873)
- Inventories	(96)	(14)	(766)	4,647
- Advance to suppliers	(1,796)	(261)	2,145	(403)
- Prepaid expenses and other current assets	161	23	75	18
- Accounts payable	3,278	477	(3,110)	(12,179)
- Accrued expenses and other payables	(850)	(124)	128	(3,597)
- Advance from customers	(117)	(17)	(1,533)	1,263
- Tax payable	817	119	5,009	13,827

Net cash provided by (used in) operating activities	25,381	3,693	10,827	(23,228)

Cash flow from investing activities
Purchases of property, plant and equipment	(4,619)	(672)	(3,282)	(11,218)
Advanced to suppliers - non current	28	4	291	(421)
Amount change in construction in progress	-	-	65	1,269

Deposit for purchase	-	-	-	-

Net cash used in (provided by) investing activities	(4,591)	(668)	(2,926)	(10,370)

Cash flow from financing activities
Principal payments of bank loans	-	-	(3,300)	(3,350)
Proceeds from short-term bank loans	14,950	2,174	(10,000)	60,000
Proceeds from related party	(36,382)	(5,292)	19,327	(11,333)
Payment of capital lease obligation	-	-	-	(302)
Change in notes payable	(19,900)	(2,894)	(32,988)	15,108

Net cash provided by (used in) financing activities	(41,332)	(6,012)	(26,961)	60,123

Effect of foreign exchange rate changes	(2,014)	(866)	1,760	2,669

Net decrease in cash and cash equivalent, restricted cash	(22,556)	(3,853)	(17,300)	29,194

Cash and cash equivalent,and restricted cash
At beginning of period/year	69,464	10,676	86,764	57,570
At end of period/year	46,908	6,823	69,464	86,764

SUPPLEMENTARY DISCLOSURE:
Interest paid	9,766	1,420	9,453	7,865
Income tax paid	-	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	147	1,374	1,597
Obligations for acquired equipment under capital lease:	-	-	-	-

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

For the convenience of the readers, the RMB amounts for the year of 2018 included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.8755, being the noon buy rate for U.S. dollars in effect on December 31, 2018 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2018, or at any other date.

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

As of December 31, 2018 and 2017, there were cash and cash equivalents of RMB8,908 (US$1,296) and RMB12,963, respectively.

As of December 31, 2018 and 2017, there were restricted cash of RMB38,000 (US$5,527) and RMB56,501, respectively, as deposit in bank for letters of credit and banker’s acceptance bill.

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

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2018 and 2017 was RMB1,847 (US269) and RMB2,467, respectively.

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

Depreciation related to abnormal amounts from idle capacity is charged to administrative expenses for the period incurred. Total depreciations for the years ended December 31, 2018, 2017 and 2016 were RMB44,509 (US$6,474), RMB42,877 and RMB43,193 respectively, of which 42.7%, 39.6% and 37.9% was recorded in cost of goods sold and 57.3%, 60.4% and 62.1% was recorded in administrative and selling expenses, respectively.

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

(j) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. Considering the indivisibility of land and plant and the commonality of equipments, staff and technology, we take fixed assets and intangible assests as the group of assets. The accumulated loss on impairment of assets as of December 31,2018 was RMB7,219 (US$1,114), respectively.

(k) Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur when products are delivered, and the customer takes ownership and assumes risk of loss. The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is initially identified by customer, and the customer notifies the Group about the situation. After receiving the Group’s permission, the non-conforming product may be returned for replacement or refund. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

In the PRC, VAT of 16% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB14,553 (US$2,117), RMB9,464 and RMB3,577 for the year ended December 31, 2018, 2017 and 2016 and such costs were recorded in administrative expenses.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Under guidance contained in FASB ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We follow the recognition and disclosure provisions under guidance contained in FASB ASC 740-10-25. Under this guidance, tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We only recognized deferred tax assets for the loss 2018 after considering the possibility of realizing the benefits under the conservatism principle.

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

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2018 and 2017 consolidated financial statements to conform to the fiscal 2018 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of December 31, 2018, the Company had a working capital deficiency of RMB153,156 (US$22,276) and accumulated deficit of RMB22,172 (US$3,224) from net losses incurred during the year of 2018. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described as per follows: The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

(u) Recently Issued Accounting Standards

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. We are currently evaluating the impact that the standard will have on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We are evaluating the impact on our consolidated financial statements.

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

Statement of Cash Flows

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, as a result, the Company no longer presents transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Furthermore, an additional reconciliation will be required to reconcile Cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Consolidated Statement of Cash Flows. The Company has already disclosed the restricted cash separately on its Consolidated Statements of Financial Position. Beginning the first quarter of 2018, the Company has adopted and included the restricted cash balances on the Consolidated Statement of Cash Flows and reconciliation of Cash, cash equivalent, and restricted cash within its Consolidated Statements of Financial Positions that sum to the total of the same such amounts shown in Consolidated Statement of Cash Flows. This guidance has been applied retrospectively to the Consolidated Statement of Cash Flows for the year ended December 31, 2016 and 2017 which required the Company to recast each prior reporting period presented. As a result, the Company no longer discloses transfers between cash and restricted cash in the consolidated cash flow statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2018		December 31, 2017
	RMB	US$	RMB
Accounts receivable	17,367	2,526	18,588
Less: Allowance for doubtful accounts	(1,847)	(269)	(2,467)
	15,520	2,257	16,121

Bills receivable	7,107	1,034	4,002
	22,627	3,291	20,123

An analysis of the allowance for doubtful accounts for 2018, 2017 and 2016 is as follows:

	December 31, 2018		December 31, 2017	December 31, 2016
	RMB	US$	RMB	RMB
Balance at beginning of year	2,467	359	3,213	747
Bad debt (recovery) expense	(620)	(90)	(746)	2,466
Write-offs	-	-	-	-

Balance at end of year	1,847	269	2,467	3,213

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31, 2018		December 31, 2017
	RMB	US$	RMB
Raw materials	14,154	2,059	19,626
Work-in-progress	1,473	214	1,277
Finished goods	14,558	2,117	9,195
Consumables and spare parts	610	89	600
Allowance for obsolescence	(6,120)	(890)	(6,120)
	24,675	3,589	24,578

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31, 2018		December 31, 2017
	RMB	US$	RMB
Lease prepayments, current portion	524	76	524
Other receivables	544	79	880
	1,068	155	1,404

(7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2018		December 31, 2017
	RMB	US$	RMB
Buildings	68,319	9,937	68,319
Plant and equipment	808,717	117,623	803,710
Computer equipment	3,027	440	3,075
Furniture and fixtures	14,528	2,113	13,815
Motor vehicles	1,824	265	1,936
	896,415	130,378	890,855
Less: accumulated depreciation	(558,028)	(81,162)	(512,578)
Impairment of plant and equipment	(7,219)	(1,050)	(7,219)
	331,168	48,166	371,058

All of the Group’s buildings are located in the PRC. As of December 31, 2018 and 2017, property, plant plus land use rights with carrying value totaling RMB52,047 (US$7,570) and RMB54,598 respectively were pledged to banks as collateral for credit limits and loans(see Note 12).

As of December 31, 2018, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively.

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31, 2018		December 31, 2017
	RMB	US$	RMB
Non-current portion	16,296	2,370	16,830
Current portion - amount charged to expense within a year	524	76	524
	16,820	2,446	17,354

As of December 31, 2018, part of prepaid land use rights were pledged to banks as collateral for credit limit in bank (see Note 12).

Land use rights amortization for the year ended December 31, 2018, 2017 and 2016 were RMB524 (US$76), RMB524 and RMB524, respectively.

As of December 31, 2018, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB15,160 or US$2,205. The land use rights for land with area of approximately 43,878 square meters, 30,373 square meters will expire in November 2050 and May 2053, respectively.

(9) Advance to suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 31, 2018 and 2017, the current portion of advance to suppliers was RMB5,694 (US$828) and RMB3,898, respectively. The noncurrent portion of advance to suppliers was RMB1,542 (US$224) and RMB1,570, respectively.

(10) SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

	Interest rate per	December 31, 2018		December 31, 2017
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- July 17, 2018 to July 15, 2019	6.5%	20,000	2,909	-
- July 17, 2018 to July 17, 2019	6.5%	29,950	4,356	-
- August 1, 2017 to July 28, 2018	6.5%	-	-	50,000
- June 21, 2018 to June 19, 2019	6.5%	15,000	2,182	-

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2018		December 31, 2017	December 31, 2016
Secured by:	RMB	US$	RMB	RMB
Property plant and equipment, Land use right	64,950	9,447	50,000	60,000
Guarantee company	-	-	-	3,300
	64,950	9,447	50,000	63,300

(11) Notes Payable

The credit line amounting to RMB95,000 (US$13,817) granted by Bank of Weifang was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. The term of the credit line granted by Bank of Weifang is from July 2018 to July 2019. As of December 31, 2018, the amount of credit line granted by Bank of Weifang was all used.

As of December 31, 2018, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB48,000 (US$6,981) for payment in connection with raw materials on a total deposits of RMB38,000 (US$5,527) at Bank of Weifang, respectively.

Notes payable consisted of the following:

	December 31, 2018		December 31, 2017
Issuing bank	RMB	US$	RMB
SPD Bank	-	-	37,900
Bank of Weifang	48,000	6,981	30,000

	48,000	6,981	67,900

(12) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2018		December 31,2017
	RMB	US$	RMB
Other payables	5,072	738	5,268

	5,072	738	5,268

(13) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2018, net revenues were RMB333,522 (US$48,509), compared to RMB290,706 during the same period in 2017, representing an increase of RMB42,816 or 14.7%. For further analysis of the factors causing revenue increase, the increase of average sales price caused an increase of RMB53,931 and sales volume factor made a decrease of RMB11,115.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2018		December 31, 2017	December 31, 2016
	RMB	US$	RMB	RMB
Sales in China	288,128	41,907	235,143	212,129
Sales in other countries (principally Europe, Asia and North America)	45,394	6,602	55,563	41,797
	333,522	48,509	290,706	253,926

Overseas sales were RMB45,394 (US$6,602) or 13.6% of total revenues, compared with RMB55,563 or 19.1% of total revenues in 2017. The increase of average sales price caused an increase of RMB6,449 and sales volume factor made a decrease of RMB16,618.

The Company’s revenue by significant types of films for 2018, 2017 and 2016 was as follows:

	December 31, 2018			December 31, 2017		December 31, 2016
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	129,548	18,843	38.9%	116,396	40.0%	95,705	37.8%
Printing film	30,686	4,463	9.2%	24,779	8.5%	20,366	8.0%
Metallized film	4,373	636	1.3%	8,431	2.9%	7,391	2.9%
Specialty film	148,801	21,642	44.6%	108,089	37.2%	96,091	37.8%
Base film for other applications	20,114	2,925	6.0%	33,011	11.4%	34,373	13.5%
	333,522	48,509	100.0%	290,706	100.0%	253,926	100.0%

In 2018, sales of specialty films were RMB148,800 (US$21,600) and 44.6% of our total revenues as compared to RMB108,100 and 37.2% in 2017, which was an increase of RMB40,700, or 37.7%, as compared to the same period in 2017. The increase was largely attributable to the increase in sales volumes for dry films and coated films. The increase of average sales price caused an increase of RMB7,100 and sales volume factor made an increase of RMB33,600.

(14) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31, 2018		December 31, 2017	December 31, 2016
	RMB	US$	RMB	RMB
Cost of goods sold	18,985	2,762	16,981	16,354
Selling expenses	-	-	11	20
Administrative expenses	25,524	3,712	25,885	26,819

	44,509	6,474	42,877	43,193

(15) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2018, 2017 and 2016, freight costs included in cost of goods sold were RMB1,729 (US$251), RMB4,495 and RMB3,406, respectively, and RMB8,441 (US$1,228), 8,527 and RMB8,177, respectively, were included in selling expenses.

(16) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2018, 2017 and 2016:

	December 31, 2018		December 31, 2017	December 31, 2016
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	-	-
Interest cost charged to expense	9,766	1,420	9,453	7,865
	9,766	1,420	9,453	7,865

Interest expense in 2018 was higher than that in 2017, which was mainly due to increased short-term loan.

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

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2018		2017	2016
	RMB	US$	RMB	RMB
Cayman Islands	(949)	(138)	(2,406)	(1,352)
British Virgin Islands	(7)	(1)	(5)	(5)
PRC	(17,598)	(2,559)	(42,784)	(47,796)
U.S.A	-	-	-	(13)
	(18,554)	(2,698)	(45,195)	(49,166)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption. As of December 31, 2018, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. In 2014, Fuwei Films failed to be designated as High-and-New Tech Enterprise. In 2016, Shandong Fuwei was designated as High-and-new Tech Enterprise. Accordingly, the deferred taxes as of December 31, 2018 have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2016	-	(5,317)	(5,317)

Year ended December 31, 2017	-	(808)	(808)

Year ended December 31, 2018	(2)	(3,616)	(3,618)
Year ended December 31, 2018 (US$)	-	(526)	(526)

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 25%, 15%, 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2018, 2017 and 2016 for the following reasons:

	2018		2017	2016
	RMB	US$	RMB	RMB
Income (loss) before income taxes	(18,554)	(2,699)	(45,195)	(49,166)

Computed “expected” tax expense	(218)	(32)	(218)	(218)
Non-taxable income	131	19	131	131
Tax holiday	87	13	87	87
Tax effect of deferred tax and tax rates differential	(3,618)	(526)	(808)	(5,317)

Actual income tax benefit (expense)	(3,618)	(526)	(808)	(5,317)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2018 and 2017 are presented below.

	December 31, 2018		December 31, 2017
	RMB	US$	RMB
Current
Accounts receivable	277	40	370
Other receivables	-	-	-
Inventory impairment	918	134	918
Estimated Loss due to Product Warranty	-	-	-
	1,195	174	1,288
Non-current
Property, plant and equipment, principally due to differences in depreciation	634	92	775
Construction in progress, principally due to capitalized interest	(2,208)	(320)	(2,432)
Lease prepayments, principally due to differences in charges	(320)	(47)	(331)
Allowance for advanced to supplier-long term	16	2	16
Net loss carryforward	2,493	362	6,110
	615	89	4,138
Net deferred income tax assets	1,810	263	5,426

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Considering the level of historical performance of Shandong Fuwei, we only recognized deferred tax assets for the loss of 2018 after considering the possibility of realizing the benefits under the conservatism principle.

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

As of December 31, 2018, the principal of this loan from Shandong SNTON was RMB86,796. As of December 31, 2018, 2017 and 2016, the interest was RMB27,896, RMB22,930 and RMB17,373, respectively.

(19) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,592 (US$232), RMB1,498 and RMB1,384 for the year ended December 31, 2018, 2017 and 2016 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2018.

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

(21) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2018, 2017 and 2016.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2018 and 2017.

Percentage of accounts receivable outstanding (%) December 31, 2018
Hunan Hori New Materials Co., Ltd.	17.7%
Eternal Electronic Material (Guangzhou) Co., Ltd.	12.4%
Eternal Electronic (Suzhou) Co., Ltd.	10.8%
Yunnan Dexin Zhiye Co., Ltd.	10.0%

Percentage of accounts receivable outstanding (%) December 31, 2017
Yunnan Dexin Zhiye Co., Ltd.	19.8%
Zhuhai City Nengdong Technology Optical Materials Co., Ltd.	16.9%
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	10.5%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) and PetroChina North China Sales Company (“PetroChina”) during the year ended December 31, 2018, 2017 and 2016. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has annual supply agreements with Sinopec Yizheng and PetroChina pursuant to which Sinopec Yizheng and PetroChina have agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng and PetroChina will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 10% or more of our raw materials for each of the year ended December 31, 2018, 2017 and 2016:

		Percentage of total purchases (%)
Supplier	Item	2018	2017	2016
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	43.3%	40.5%	60.3%
PetroChina Co Ltd North China chemical sales branch	PET resin and Additives	30.3%	0.0%	0.0%
Weifang Power Supply Company.	Electric power	8.4%	10.3%	12.3%

The balance of advance to supplier to Sinopec Yizheng was RMB3,763 (US$547) as of December 31, 2018.

The balance of advance to supplier to Sinopec Yizheng was RMB952 (US$146) as of December 31, 2017.

(c) Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, accounts receivable and other receivables arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company maintains large sums of cash in two major banks in China. The aggregate balance in such accounts as of December 31, 2018 was RMB7,589 (US $1,104). There is no insurance securing these deposits in China. The Company has a diversified customer base, most of which are in China.

(22) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2018 are as follows:

	December 31, 2018
	RMB	US$
Operating lease commitments	87	13

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2018, 2017 and 2016, total rental expenses for non-cancelable operating leases were RMB114 (US$17), RMB160 and RMB291 , respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2018 were RMB213 (US$31).

(c) Outstanding bills receivable discounted

As of December 31, 2018, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

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

(23) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2018, 2017 and 2016 have been calculated as follows:

	2018		2017	2016
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	(22,172)	(3,224)	(46,003)	(54,483)

Weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Basic and diluted earnings (loss) per share	(6.79)	(0.99)	(14.09)	(16.68)

(24) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2018, an aggregate amount of RMB37,441 (US$5,446) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2018, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 76.8% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2018 and 2017

	2018		2017
	RMB	US$	RMB

Cash and cash equivalents	18	3	125
Other current assets	292,444	42,534	279,546
Investments in subsidiaries	-	-	-

Total assets	292,462	42,537	279,671

Current liabilities	69,560	10,117	67,388
Total shareholders’ equity	222,902	32,420	212,283

Total liabilities and shareholders’ equity	292,462	42,537	279,671

Condensed unaudited Statements of Operations (For the years ended December 31, 2018, 2017 and 2016)

	2018		2017	2016
	RMB	US$	RMB	RMB

Interest income (expenses)	(3)	(-)	(7)	(15)
General and administrative expenses	(1,661)	(242)	(2,399)	(2,662)
Other income	715	104	-	-
Loss before equity in undistributed earnings of subsidiaries	(949)	(138)	(2,406)	(2,677)
Equity in earnings of subsidiaries	(21,223)	(3,086)	(43,597)	(51,806)

Net income	(22,172)	(3,224)	(46,003)	(54,483)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2018, 2017 and 2016)

	2018		2017	2016
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	(22,172)	(3,224)	(46,003)	(54,483)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	21,223	3,087	43,597	51,806
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	(814)	(118)	(66)	142

Net cash provided by operating activities	(1,763)	(255)	(2,472)	(2,535)

Cash flow from financing activities

Payments to related parties	(639)	(93)	4,762	2,750
Proceeds from related parties	2,294	334	(2,379)	(10)

Effect of exchange	1	-	(12)	10

Net cash provided by (used in) financing activities	1,656	241	2,371	2,750

Net increase (decrease) in cash	(107)	(15)	(101)	215
Cash:
At beginning of year	125	18	226	11
At end of year	18	3	125	226

(25) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2018	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenue	76,927	12,264	79,599	12,029	86,872	12,649	90,124	13,108	333,522	48,509
Gross loss	9,491	1,513	6,796	1,027	17,060	2,484	21,341	3,104	54,688	7,954
Net loss	(8,209)	(1,309)	(8,657)	(1,309)	(1,848)	(269)	(3,457)	(502)	(22,172)	(3,224)
Basic and diluted loss per share	(2.51)	(0.40)	(2.65)	(0.40)	(0.57)	(0.08)	(1.06)	(0.15)	(6.79)	(0.99)

