Form 20-F
period 2019-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2020-04-28
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

As of December 31, 2019, there were 3,265,837 ordinary shares outstanding.

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

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties and assumptions include, among other things:

●	competition in the BOPET film industry;
●	growth of, and risks inherent in, the BOPET film industry in China;
●	unpredictable impact on the company’s revenue by price movements of crude oil in recent years;
●	uncertainty in our export due to trade protectionism around the world;
●	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;
●	uncertainty in our ability to develop and manufacture high value-added products for the new production line (thick film) to win in the competition;
●	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;
●	risks associated with possible defects and errors in our products;
●	uncertainty as to our ability to protect and enforce our intellectual property rights;
●	uncertainty as to our ability to attract and retain qualified executives and personnel;
●	uncertainty as to our ability to attract and retain experienced financial reporting staff familiar with U.S. GAAP;
●	uncertainty in acquiring raw materials on time and on acceptable terms;
●	adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government;
●	adverse effect on our business caused by the uncertainty in economic recovery of major developed countries;
●	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of Coronavirus, now named as COVID-19, including its impact on our business; and
●	adverse effect on our business caused by extreme climate changes.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

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

The following selected historical statement of income data for the years ended December 31, 2019, 2018 and 2017 and the selected historical balance sheet data as of December 31, 2019 and 2018 have been derived from the Company’s audited consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2016 and 2015, and the selected historical balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2019		2018	2017	2016	2015
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	335,620	48,209	333,522	290,706	253,926	248,862
Gross (loss) profit	83,610	12,010	54,688	27,100	17,736	(4)

Operating income (loss)	23,095	3,317	(11,268)	(33,934)	(42,239)	(61,186)
Interest expense	(8,892)	(1,277)	(9,766)	(9,453)	(7,865)	(8,333)

Income (loss) before income taxes	13,688	1,966	(18,554)	(45,195)	(49,166)	(62,068)

Net income (loss) attributable to the Company	11,363	1,632	(22,172)	(46,003)	(54,483)	(69,065)
Earnings (loss) per share
Basic	3.48	0.50	(6.79)	(14.09)	(16.68)	(5.29)
Diluted	3.48	0.50	(6.79)	(14.09)	(16.68)	(5.29)
Weighted average number ordinary shares, Basic and diluted
Basic	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	13,062,500
Diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	13,062,500

	For the year ended December 31,
	2019		2018	2017	2016	2015
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	60,871	8,744	8,908	12,963	13,343	14,355
Accounts and bills receivable, net	26,960	3,873	22,627	20,123	29,453	10,046
Inventories	23,584	3,388	24,675	24,578	25,153	29,574
Total current assets	145,516	20,904	102,167	120,755	155,101	124,602
Property, plant and equipment, net	302,642	43,472	331,168	371,058	410,654	431,021
Total assets	465,971	66,934	454,682	517,480	593,437	603,771
Short-term bank loans	65,000	9,337	64,950	50,000	60,000	-
Total current liabilities	255,487	36,699	255,323	293,688	325,229	276,201
Total shareholders’ equity	208,194	29,906	196,831	221,029	265,211	319,698

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2011, 2012 and 2013 due to its status as a High-and-New Tech Enterprise since December 2009. In 2014, Shandong Fuwei failed to be designated as such and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated again as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. In 2019, Shandong Fuwei was designated again as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020 and 2021.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2019, this change in policy resulted in an approximately 14.2% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. The Company generates its revenue in the PRC in Renminbi and its overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

The total cost of raw materials made up approximately 74.3%, 72.6%, and 69.7% of our production cost in 2019, 2018 and 2017, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 78.8% and 21.2% of our total cost of raw materials in the past three years on average.

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

In 2020, it is expected that there will not be a significant capacity expansion within China. The oversupply plus price fluctuations of raw materials may continuously have an adverse impact on the results of our operations. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in substantial increase in production of BOPET films from 2011 to 2019. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US$1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2019, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2019, Neoluck Group had paid US$320,000 and still had US$130,000 outstanding to DMT.

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

As of December 31, 2019, we have pledged part of our property, plant and lease prepayments as security for indebtedness of a credit line amounting to RMB95.0 million (US$13.6 million) granted by Bank of Weifang. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

As of December 31, 2019, we have received 24 patents from the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

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

On January 15, 2015, the Ministry of Strategy and Finance, Republic of Korea, initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of Polyethylene Terephthalate originating from China and India. Eight Chinese exporters, including Fuwei Films, are required to participate in this review. On January 13, 2016, the Ministry of Strategy and Finance announced that the rate for Shandong Fuwei, the subsidiary of Fuwei Films, was set at 12.92% and it will be extended for three more years beginning on January 13, 2016. On September 12, 2018, the Ministry of Strategy and Finance, Republic of Korea, initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of Polyethylene Terephthalate originating from China and India. Eight Chinese exporters, including Fuwei Films, are required to participate in this review. On September 11, 2019, the Ministry of Strategy and Finance announced that the rate for Shandong Fuwei, the subsidiary of Fuwei Films, was set at 36.98% and it will be extended for three more years beginning on September 12, 2019.

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

On December 30, 2011, USDOC commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, actively responded to the review to the extent permitted by law and will continue to seek the low rate which should properly apply to its exports to the United States. In June 2013, the final results of the third round annual review were issued and an ADD rate of 12.80% was imposed on Fuwei Films. The preliminary results of the fourth round annual review were announced in December 2013, according to which, an ADD rate of 31.77% was imposed on Fuwei Films. In June 2014, the final results of the fourth round annual review were announced and Fuwei Films was imposed on an ADD rate of 31.24%. There was no export to the United States for the year of 2014. The preliminary results of the fifth round annual review were announced in December 2014, which determined that Fuwei Films did not have any reviewable transactions during the fifth round annual review and no rate was assigned to it. On December 23, 2014, the USDOC initiated the sixth round annual review. In February 2015, Fuwei Films filed a No Shipment Certification with USDOC as the Company had no export to U.S. during the sixth round annual review. The domestic industry has withdrawn the request for the seventh round annual review for the years 2015 and 2016 and as a result, the administrative review with respect to Fuwei will be rescinded and no changes will be made to the deposit rate.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2019, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018 and 2019, we continued to have a material weakness in our internal controls over financial reporting.

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

There may be a change of business, management and ownership control of our shares if the transaction contemplated by the Securities Purchase Agreement and the Share Transfer Agreement are completed.

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

Our ordinary shares currently trade on the NASDAQ. On March 5, 2019, we were notified by NASDAQ Regulation that they view the transactions contemplated by the Purchase Agreement and the Transfer Agreement as a “Change in Control” for purposes of Listing Rule 5110(a). As a result, Gold Glory will need to meet all of NASDAQ’s initial listing criteria and complete NASDAQ’s initial listing process prior to the completion of the transactions. We are aware of only one other company NASDAQ has approved for listing with a focus on blockchain technology applications and digital asset services and accordingly there can be no assurance our application will be approved. If the post-transaction entity fails to meet these initial listing requirements or its application is otherwise denied in the exercise of NASDAQ’s discretion, our ordinary shares will be subject to delisting. If our ordinary shares are delisted and we are not able to list our ordinary shares on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our stockholders could face significant material adverse consequences, including limited availability of market quotations for our ordinary shares and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

(b)	Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2019, 2018 and 2017, sales to our customers in the PRC accounted for approximately 85.8%, 86.4%, and 80.9%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign owned enterprise in January 2005 and could enjoy certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises” at that time. Accordingly, at that time, it was entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) was exempt from income tax in the PRC and the profit for each of the subsequent three financial years was taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and was recertified in October 2011 and enjoys a favorable enterprise income tax rate of 15%. If there are any future changes in PRC tax laws, rules and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise, Shandong Fuwei will no longer enjoy the preferential tax treatment.  In December 2014, Shandong Fuwei failed to be designated as a High-and-New Tech Enterprise. As a result, Shandong Fuwei is now subject to a 25% standard enterprise income tax rate since from 2014. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. In 2019, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020 and 2021.

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

Outbreak of viruses such as SARS, H1N1, Coronavirus, now named as COVID-19 or other epidemics could materially and adversely affect our overall operations and results of operations.

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

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of the COVID-19 has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

Consequently, our results of operations and financial performance may be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. The uncertainty and potential lack of uniformity may pose operational challenges to our business. The duration and extent of impact of such business disruptions on our operating results and financial performance cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others. To date, the COVID-19 has had no material adverse affect on our operation.

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

We operate three production lines and have had one trial production line as of December 31, 2019. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. As of September 2013, our third production line had been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. We received initial feedback from this customer and we are improving according to the feedback. It could not satisfy the requirements of continued operation for the third production line due to lack of purchase orders. The third production line has not been started up ever since April 2015. As of December 31, 2019, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

Our top five customers in the year ended December 31, 2019 were Hunan Hori New Materials Co., Ltd., Eternal Photo Electronic Materials (Guangzhou) Co., Ltd., Kolon Electronic Materials Co., Ltd., Eternal Electronic (Suzhou) Co., Ltd., and Zhuhai Ruiming Technology Co., Ltd. None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2019, 2018 and 2017, our sales to our overseas customers constituted approximately14.2%, 13.6%, and 19.1% of our total revenue, respectively.

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

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	“Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

January 2014(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

January 2014(14)	Five -Star Enterprise in Statistical Work	Shandong Provincial Bureau of Statistics

January 2015(15)	Advanced Work Unit in Making National Standard for BOPET Film	China Packaging Federation

May 2015	One of the Top Ten Outstanding Enterprises in 2014 for All products in Shandong	Shandong Provincial Plastic Association

December 2015	Famous Trademark in Shandong Province	Shandong Provincial Administration for Industry & Commerce

December 2016(16)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

March 2017	Permission Certificate of Radiation Safety	Environmental Protection Bureau

March 2017	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2016	Weifang Labor and Social Security Supervision Office

April 2018	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2017	Weifang Labor and Social Security Supervision Office

December 2019	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.
(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.
(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.
(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.
(9)	The brand of “Fuwei Films” has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.
(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.
(11)	All these awards show that our established brand name “Fuwei Films” are recognized for our product quality in the PRC.
(12)	OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will not only insure a safe environment for our workers, it will also be attractive to global companies looking for BOPET suppliers in China.
(13)	We have been focusing on R&D as a key differentiator to enable us a competitive advantage in the market.
(14)	The statistical work refers to the collecting, sorting and analyzing work of social economic phenomenon. It is a kind of social investigation activities.
(15)	Fuwei participates in and plays an active role in making National Standard of BOPET film.
(16)	Shandong Fuwei was designated as a High-and-New Tech Enterprise in 2016 and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. Shandong Fuwei was designated again as a High-and-New Tech Enterprise in 2019 and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020 and 2021.

Business Prospects

In 2019, we continued to be adversely affected by enhanced competition and supply over demand in China’s BOPET market as well as the overseas market. Anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets. The foregoing factors resulted in reduced total revenue compared with the revenue of 2018.

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

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D. We have constructed a trial production line for research and development of new products, which also saves experimental cost. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 24 patents have been granted by National Intellectual Property Administration, PRC.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. As of December 31, 2019, we produced BOPET films from the three production lines and one trial production line, with an aggregate annual design capacity of 53,600 metric tons with thicknesses varying between 6-250µm.

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

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2019, 2018 and 2017:

Category	2019	2018	2017
Stamping and transfer film	34.8%	38.9%	40.0%
Printing film	10.1%	9.2%	8.5%
Metallized film	1.6%	1.3%	2.9%
Specialty film	48.4%	44.6%	37.2%
Base film for other applications	5.1%	6.0%	11.4%

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

Production

As of December 31, 2019, we operate three production lines and have had one trial production line. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The third production line started its trial operation at the end of January 2013. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders.

As of December 31, 2019, our manufacturing operations had a total annual design capacity of 53,600 metric tons based upon 7,200 production hours per annum.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2019, our total inventories amounted to approximately RMB23.6 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 39.8%, 3.0%, 42.4% and 14.8% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2019, 2018 and 2017 were 34.9, 32.2 and 34.4, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2019, there were no provisions for inventory obsolescence and inventory write-off. As of December 31, 2019, we accrued RMB7.6 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2019, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 0 years
DMT Production Line	16,100 tons per annum	Approximately 0 years
Dornier Production Line	23,000 tons per annum	Approximately 9 years
Trial Production Line	1,500 tons per annum	Approximately 0 years

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

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2019, 2018 and 2017, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2019	2018	2017	2019	2018	2017
Brückner Production Line	11,559	11,775	11,348	88.9%	90.6%	87.3%
DMT Production Line	14,286	13,862	14,233	88.7%	86.1%	88.4%
Dornier Production Line	-	-	-	0.0%	0.0%	0.0%
Trial Production Line	-	-	5	0.0%	0.0%	0.4%

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

As of December 31, 2019, our product inspection and quality control department comprised of 18 employees. We have one manager, 14 quality inspectors, 2 procurement inspector and 1 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2019 (primarily for maintenance) was 6.1% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film	Heat-sealable film is a three layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to give improved adhesion to typical packaging inks and metallizing. Not only can it provide permanent seals to itself for package bag, but also to APET, CPET, PETG and others. Heat-sealable film can be aluminized, printed and composite with other films. It is applied to packaging for food, construction and other applications.

Heat sealable film for steel	To improve the heat-sealable strength between the film and steel and adjust the stretchable capability so as to be more suitable for steel’s heat sealing. Mainly used for protection and decoration of colorful armor plate for home appliances.

High-gloss film	By using special raw chips and process, provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol and laser embossing, holographic anti-fake and metallic yarn and others.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film	To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure which is the substitute of PVC shrinkable tags, which is also in line with the requirements of environmental protection and recyclable.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.

Reinforced coated printing film Metal-adhesion improved filmUvioresistant film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing. To improve the peel strength after metallized sealing. Mainly used for liquid packages. To prolong the time of yellowing resistance and hence increase the film duration of use.

UvioresistantHeat-sealable film used for FRP	Increase duration of use of heat-sealable film used for FRP

Our expenditure on research and development in 2019, 2018 and 2017 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2019		2018		2017
	RMB		RMB		RMB
Research and Development Expenses	9,449	(1)	14,553	(2)	9,464	(3)

(1) & (2) & (3)  In addition to the above-mentioned expenses in 2019, 2018 and 2017 of RMB9,449, RMB14,553, and RMB9,464 , respectively, the R&D capital expenditure was zero, RMB892, and zero, respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2019, our sales department comprised of 10 employees in the domestic sales division, 3 employees in the overseas sales division and 1 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

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

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2019, sales from our domestic and overseas customers constituted approximately 85.8% and 14.2% of our annual revenue respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2019, 2018 and 2017:

	Percentage of
	Total Revenue (%)
	2019	2018	2017
Hunan Hori New Materials Co., Ltd.	5.3	5.6	4.2
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	5.1	5.9	4.8
Kolon Electronic Materials Co., Ltd.	3.6	4.5	2.4
Eternal Electronic (Suzhou) Co., Ltd.	3.4	4.7	4.2
Zhuhai Ruiming Technology Co., Ltd.	3.3	2.5	2.8

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

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days. However, in 2019, more than 50% of transactions were paid by cash in delivery.

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2019, our losses due to returned products from our customers were approximately 0.3% of our total sales.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2019, 2018 and 2017:

		Percentage of total purchases (%)
Supplier	Item	2019	2018	2017
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	58.3	43.3	40.5
Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch	PET resin and Additives	10.3	0.1	-
PetroChina Co Ltd North China chemical sales branch	PET resin and Additives	-	30.3	-
PetroChina Co Ltd East China chemical sales branch	PET resin and Additives	-	-	28.6
Weifang Power Supply Company.	Electric power	8.3	8.4	10.3

We purchase the majority of our PET resin from Sinopec Yizheng and Lucky Jiangyin as the quality of its supply of PET resin consistently meets our requirements. We currently have annual supply agreements with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply us fixed quantities of PET resin monthly at the prevailing market prices. Such supply agreements are renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases of raw materials are on a cash basis. There are a number of suppliers of PET resin at home and abroad that can consistently meet our quality and quantity requirements on a timely basis.

None of our directors or principal shareholders or any of their affiliates has any interest, direct or indirect, in any of our major suppliers mentioned above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchases (%)
Main Raw Material	2019	2018	2017	Country
PET resin	77.1	80.1	79.1	PRC
Additives	22.9	19.9	20.9	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2019 decrease by 13.1% compared to that in 2018.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2019.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;
•	quality and reliability of products;
•	technical/manufacturing capability;
•	industrial reputation; and
•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Shandong Fenghua Plastic Technology Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Part of our land use rights, plant, office buildings have been mortgaged to the banks in the PRC. As of December 31, 2019, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively. The total net value of mortgaged property is RMB49.5 million.

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

Our Corporate Structure and Operating History

The diagram below illustrates our corporate structure:

Shandong Fuwei, our PRC operating subsidiary, was formed on January 28, 2003, as a Sino-foreign equity joint venture under the name Weifang Fuwei Plastic Co., Ltd. In July 2003, this company began production of BOPET film, initially renting the necessary fixed assets from Shandong Neo-Luck, a company involved in BOPET film production in which Mr. Xiaoming Wang, our former executive officer, served as executive officer at the time.

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

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of the outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang was appointed as the director of Easebright. This disclosure is based solely on information contained in a Schedule 13D filed by Shandong Fuhua with the SEC on December 30, 2014. Fuwei was informed by Easebright that Mr. Qingxin Dong has been the director since 2018.

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

We were previously informed that Gold Glory needs additional time to complete its audit. No formal amendment reflecting an extension has been entered into by the parties. We are still waiting for the completion of Gold Glory’s audit and will provide further updates when available.

Our ordinary shares began to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “FFHL” at the open of business on December 6, 2016. The new CUSIP number for our ordinary shares post-Reverse Stock Split is G3704F 110. We would round up to the next full share of our ordinary shares any fractional shares that result from the Reverse Stock Split.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2019, 2018 and 2017, the total cost of raw materials made up approximately 74.3%, 72.6%, and 69.7% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 77.1% and 22.9%, respectively, of our total cost of raw materials in 2019. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage. Recently, the sales of the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2019, 2018 and 2017, approximately 85.8%, 86.4% and 80.9%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Materials costs	74.3%	72.6%	69.7%
Energy expense	8.9%	8.5%	11.0%
Factory overhead	9.4%	9.8%	10.2%
Packaging materials	4.0%	4.6%	4.5%
Direct labor	3.4%	4.5%	4.6%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 77.1% and 22.9%, respectively of our total materials costs in 2019.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2019, the depreciation expense and repair and maintenance expenditure accounted for 67.7% and 18.6% of factory overhead, respectively.

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

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises generally became subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate of 15% during the term from January 1, 2011 to December 31, 2013 pursuant to Enterprise Income Tax Law. In December 2014, Shandong Fuwei failed to be designated as a High Technology Enterprise and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. In 2019, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020 and 2021.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.9%, 2.1% and 1.6% in 2019, 2018 and 2017, respectively.

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

As of December 31, 2019, our largest trade debtor was Hunan Hori New Materials Co., Ltd., a company based in China. The balance of trade receivables from Hunan Hori New Materials Co., Ltd. was RMB2.7 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2019, 2018 and 2017 is as follows (in thousands):

	December 31, 2019		December 31, 2018	December 31, 2017
	RMB	US$	RMB	RMB
Balance at beginning of year	1,847	265	2,467	3,213
Bad debt expense (recovery)	(1,014)	(145)	(620)	(746)
Write-offs	-	-	-	-

Balance at end of year	833	120	1,847	2,467

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

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,
	2019	2018	2017
	(% of Total Revenue)
Gross profit	24.9	16.4	9.3
Operating expenses	18.0	19.8	21.0
Other expense	(2.8)	(2.2)	(3.9)
Income tax benefit (loss)	(0.7)	(1.1)	(0.3)
Net income (loss)	3.4	(6.6)	(15.8)

Fiscal year ended 2019 compared to fiscal year ended 2018

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2019			2018
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	116,681	16,760	34.8%	129,548	38.9%
Printing film	33,877	4,866	10.1%	30,686	9.2%
Metallized film	5,493	789	1.6%	4,373	1.3%
Specialty film	162,432	23,332	48.4%	148,801	44.6%
Base film for other applications	17,137	2,462	5.1%	20,114	6.0%
	335,620	48,209	100%	333,522	100%

During the fiscal year ended December 31, 2019, net revenues were RMB335.6 million (US$48.2 million), compared to RMB333.5 million in 2018, representing an increase of RMB2.1 million or 0.6%. The decrease in average sales price caused a decrease of RMB0.8 million, which was more than offset by the increase in sales volume factor caused an increase of RMB2.9 million.

In 2019, sales of specialty films were RMB162.4 million (US$23.3 million) or 48.4% of our total revenues as compared to RMB148.8 million or 44.6% in 2018, which was an increase of RMB13.6 million, or 9.1% higher than 2018. The increase of sales volume led to an increase of RMB14.3 million, offset in part by the decline in average sales price which caused a decrease of RMB0.7 million.

Overseas sales were RMB47.6 million (US$6.8 million) or 14.2% of total revenues, compared with RMB45.4 million or 13.6% of total revenues in 2018. The increase of average sales price caused an increase of RMB0.6 million and the increase of sales volume caused an increase of RMB1.6 million.

The following is a breakdown of domestic versus overseas sales for the periods ended December 31, 2019 and 2018 (amounts in thousands):

	For the year ended December 31,
	2019			2018
	RMB	US$	% of Total	RMB	% of Total
Sales in China	288,066	41,378	85.8%	288,128	86.4%
Sales in other countries	47,554	6,831	14.2%	45,394	13.6%
	335,620	48,209	100.0%	333,522	100.0%

Cost of Goods Sold

Cost of goods sold during 2019 totaled RMB252.0 million (US$36.2 million) as compared to RMB278.8 million in the prior year. This was RMB26.8 million or 9.6% lower than 2018. The decline in unit cost of goods sold caused a decrease of RMB29.2 million and the increase of sales volume led to an increase of RMB2.4 million. The decrease of cost of goods was mainly due to the price decrease of raw materials.

Gross Profit

Our gross profit for the year ended December 31, 2019 was RMB83.6 million (US$12.0 million), compared to RMB 54.7 million (US$8.0 million) in 2018. Our average unit sales price decreased by 0.2% compared to last year. The unit sales cost decreased by 10.4% due to the price decrease of main raw materials. Consequently, the decrease in cost of goods sold per unit in product exceeded that sales price during 2019 compared with 2018, which contributed to the increase in our gross profit. Our gross margin was 24.9% for the year of 2019, as compared to a gross margin of 16.4% in 2018. Gross margin increased by 8.5 percentage points compared to the same period in 2018.

Operating Expenses

Our operating expenses during the year ended December 31, 2019 were RMB60.5 million, a decrease of RMB5.5 million, or 8.3%, as compared to 2018. The decrease was mainly due to the reduction in expense of R&D.

Other Expense

Total other expense is a combination of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2019 was RMB9.4 million (US$1.4 million), compared to total other expense of RMB7.3 million in 2018. This increase is mainly attributed to the increased provision for obsolete stocks.

Income Tax Expense

Income tax expense during the year ended December 31, 2019 was RMB2.3 million (US$0.3 million) compared to RMB3.6 million during 2018, which was mainly attributable to tax effect of changes in deferred tax during 2019. We did not recognize deferred tax assets for the loss of previous years after considering the possibility of realizing the benefits under the conservatism principle.

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

During the fiscal year ended December 31, 2018, net revenues were RMB333.5 million (US$48.5 million), compared to RMB290.7 million in 2017, representing an increase of RMB42.8 million or 14.7%. For further analysis of the factors causing revenue increase, the increase of average sales price caused an increase of RMB53.9 million and the reduction of sales volume factor caused a decrease of RMB11.1 million.

In 2018, sales of specialty films were RMB148.8 million (US$21.6 million) or 44.6% of our total revenues as compared to RMB108.1 million or 37.2% in 2017, which was an increase of RMB40.7 million, or 37.7%, as compared to the same period in 2017. The increase of average sales price caused an increase of RMB7.1 million and the increase of sales volume factor caused an increase of RMB33.6 million.

Overseas sales were RMB45.4 million or US$6.6 million, or 13.6% of total revenues, compared with RMB55.6 million or 19.1% of total revenues in 2017. The increase of average sales price caused an increase of RMB6.4 million and the reduction of sales volume factor caused a decrease of RMB16.6 million.

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

Gross Profit

Our gross profit for the year ended December 31, 2018 was RMB54.7 million (US$27.1 million), compared to RMB27.1 million in 2017. Our average unit sales price increased by 19.3% compared to last year. The unit sales cost increased by 10.0% due to the price increase of main raw materials. Consequently, the increase in sales price exceeded that cost of goods sold per unit in product during 2018 compared with 2017, which contributed to the increase in our gross profit. Our gross margin was 16.4% for the year of 2018, as compared to a gross margin of 9.3% in 2017. Gross margin increased by 7.1 percentage points compared to the same period in 2017.

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

Income Tax Expense

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

Our capital expenditures in 2019 were primarily financed through operating activities, short-term borrowings from financial institutions and related party. The interest rates of short-term borrowings from financial institutions during the three-year period from 2017 to 2019 ranged from 0% to 6.5%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2019, we had borrowing of RMB65.0 million from Bank of Weifang.

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

As of December 31, 2019, the principal of this loan from Shandong SNTON was RMB86.80 million and the interest was RMB32.5 million.

The credit line amounting to RMB95.0 million (US$13.6 million) was granted by Bank of Weifang. The term is from July 2018 to July 2021. It was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. As of December 31, 2019, the amount of credit line granted by Bank of Weifang was all used.

The main source of cash inflow for the next twelve months will come from sales of products, and the estimated inflow is RMB399.6 million. The estimated cash outflow is RMB286.2 million. The amount of cash used in the purchase of raw materials and packaging materials is estimated to be RMB189.0 million and RMB12.1 million, respectively. Cash used for power costs, labor costs, maintenance and renovation expenses is estimated to be RMB25.8 million, RMB17.1 million and RMB7.4 million, respectively. Total cash used in sales expenses, financial expenses and administrative expenses is estimated to be RMB34.8 million. The foregoing description has been prepared based on the information available to us as of the date of this Annual Report on Form 20-F and there are numerous factors that could contribute to a different result such as risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China and numerous other factors as more fully disclosed in our reports filed with the U.S. Securities and Exchange Commission.

We believe that, after taking into consideration our present and future banking facilities, borrowing from related party, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2019, 2018 and 2017 is as follows (in thousands):

	2019		2018	2017
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	54,366	7,809	25,381	10,827

Net cash (used in) provided by investing activities	(12,559)	(1,804)	(4,591)	(2,926)

Net cash provided by (used in) financing activities	(2,344)	(336)	(41,332)	(26,961)

Effect of foreign exchange rate changes	-	(85)	(2,014)	1,760

Net increase (decrease) in cash and cash equivalent	39,463	5,584	(22,556)	(17,300)

Cash and cash equivalent, restricted cash
At beginning of the year	46,908	6,823	69,464	86,764
At end of the year	86,371	12,407	46,908	69,464

Operating Activities

Net cash provided by operating activities was RMB54.4 million for the year ended December 31, 2019.

Net cash provided by operating activities was RMB25.4 million for the year ended December 31, 2018.

Net cash provided by operating activities was RMB10.8 million for the year ended December 31, 2017.

Investing Activities

Net cash used in investing activities was RMB12.6 million in 2019 mainly attributable to the increased expenditure of purchasing fixed assets.

Net cash used in investing activities was RMB4.6 million in 2018 mainly attributable to the increased expenditure of purchasing fixed assets.

Net cash used in investing activities was RMB2.9 million in 2017 mainly attributable to the increased expenditure of purchasing fixed assets.

Financing Activities

Net cash used in financing activities was RMB2.3 million for the year ended December 31, 2019, which was mainly due to changes in the amount of notes payable and loans from related party.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2019, 2018 and 2017, approximately 85.8%, 86.4%, and 80.9% respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2019, 2018 and 2017 were 100%, 100%, and 100.0%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2019, 2018 and 2017 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2019, 2018 and 2017 were as follows (in thousands):

	For the year ended December 31,
	2019	2018	2017
	RMB	RMB	RMB
Buildings	-	-	-
Plant and equipment	8,149	5,103	3,702
Motor vehicles	310	56	-
Assets under construction	-	4,819	3,003
Others (computer and furniture fittings)	5,258	748	628
Total	13,717	10,726	7,333

The following table summarizes our contractual commitments as of December 31, 2019 and the effects caused by those commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	1,010	1,010	-	-	-
Due to related parties
-Principal	86,874	86,874
-Interest(iii)	4,535	4,535
Bank loans(ii)
-Principal	65,000	65,000
-Interest(iii)	4,225	4,225			-
Notes payable	41,000	41,000
Operating leases(iv)	26	26		-	-
Total	202,670	202,670		-	-

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.
(ii)	We have a secured short-term loan of RMB65.0 million as of December 31, 2019. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. December 31, 2019, our principal of loans from related parties was RMB86.80 million and the interest was RMB32.5 million.

(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2019 plus an estimated risk premium on borrowing.
(iv)	The operating leases mainly relate to our rental of staff dorms. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.9%, 2.1% and 1.6% in 2019, 2018 and 2017, respectively.

Recent Accounting Pronouncements

Disclosure Framework

In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which removes, modifies, and adds certain disclosure requirements in ASC 820. ASU 2018-13 is effective for fiscal years and interim periods beginning after December 15, 2019; early adoption is permitted. We are in the process of evaluating the impact of this standard on our disclosures but do not currently believe that it will have a material impact.

Leases

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We adopted the provision of ASU 2016-02 .The adoption of ASU 2016-02 did not have a material impact on our consolidated financial statements.

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

As of the date of this Annual Report, we have received 24 patents from the PRC authorities.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. We expect this trend to continue in 2020. We expect that in the next two to three years, the global BOPET production capacity will continue to increase while supply will continue to surpass demand in the market.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position
Zengyong Wang	54	Chairman, Director and Chief Executive Officer

Benjie Dong	42	Chief Financial Officer and Director

Tee Chuang Khoo (1) (2)	74	Independent Director

Junying Liu(1) (2)(3)	67	Independent Director

Jianguo Zhang (3)	59	Independent Director

Zhimei Liu	48	President of Shandong Fuwei

Yong Jiang	46	Board Secretary and Vice President of Shandong Fuwei

Xiaoming Wang(4)	60	Former Vice President of Shandong Fuwei

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Mr. Xiaoming Wang resigned from his position as the Vice President of Shandong Fuwei in June 2019

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

Xiaoming Wang resigned from his position as the Vice President of Shandong Fuwei and decided to retire in June 2019. He was the Vice President of Shandong Fuwei from January 2005 to June 2019 and was responsible for the management of our production facilities, production planning and engineering from January 2005 to June 2014. From July 2014 to June 2019, Mr. Wang was in charge of managing products quality. Prior to joining us, Mr. Wang was the vice manager of Weifang Engine Manufacturing Co. from 1986 to 1998 and the deputy general manager of Shandong Neo-Luck from 1998 to 2003. Mr. Wang was the deputy general manager of Shandong Fuwei during 2004. Mr. Wang was certified as a professional economist by the Shandong Province Human Resources Committee in 2001 and obtained a certificate in Economics Management awarded by the PRC Central Party Learning Institute and obtained a certificate in Business Enterprises Operational Management from the Shandong Television University in 1986.

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 6 persons for the year ended December 31, 2019 was approximately RMB0.93 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

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

We have also entered into Service Agreements with our other executive officers. Mr. Yong Jiang renewed his service agreement with the Company in December 2011 with an unspecified term. The initial term of Mr. Xiaoming Wang’s Service Agreement was three years commencing from April 2, 2007. Upon expiration of his Service Agreement, it was renewed for two years to December 31, 2011. Mr. Wang’s Service Agreement was further renewed in December 2011 with an unspecified term. Mr. Xiaoming Wang resigned from his position as the Vice President of Shandong Fuwei in June 2019.

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

Under the terms of their respective Service Agreements, effective July 2014, Mr. Xiaoming Wang and Mr. Yong Jiang were entitled to an annual salary of RMB300,000 and RMB280,000, respectively. Mr. Xiaoming Wang resigned from his position as the Vice President of Shandong Fuwei in June 2019. The annual salary of Mr. Yong Jiang may be adjusted at the discretion of our Compensation Committee. We may pay him discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements.

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

D. Employees

As of December 31, 2019, our total staff consisted of 208 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 28, 2020, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 3,265,837 ordinary shares outstanding as of April 28, 2020.

Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:
Zengyong Wang	—		—
Benjie Dong	—		—
Tee Chuang Khoo	—		—
Junying Liu	—		—
Xiaoming Wang(1)	—		—
Jianguo Zhang	—		—
Yong Jiang	—		—
All directors and executive officers as a group (7 persons)	—		—
5% Shareholders:
Hongkong Ruishang International Trade Co., Ltd., Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	1,728,126	(2)	52.9%

Shandong Fuhua Investment Company Limited, No.189 Dongfeng East Street, Weifang, Shandong, People’s Republic of China.	409,375 (3)		12.54%

(1)	Mr. Xiaoming Wang resigned from his position as the Vice President of Shandong Fuwei in June 2019.
(2)	The transfer of ownership of the 1,728,126 ordinary shares (reflecting the Reverse Stock Split) of the Company previously owned by the former shareholder of the Company, Weifang State-Owned Assets Operation Administration Company (“Administrative Company”) through Apex Glory Holdings Limited, a British Virgin Islands corporation (Apex Glory”), was the result of a public auction held in Jinan, Shandong Province, China. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong Optical”), who was entrusted to acquire the shares on behalf of Hongkong Ruishang, was registered as the successful bidder for the public auction. Shandong Optical is controlled by Mr. Xiusheng Wang and is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) and was entrusted to acquire the shares on behalf of Hongkong Ruishang, exercises no voting dispositive control over such shares. Mr. Wang is the chairman of the board of director of Hongkong Ruishang and SNTON Group and controls the power to vote and dispose of 1,728,126 ordinary shares of the Company. Apex Glory shares the power to vote and dispose of 1,728,126 ordinary shares of the Company. This information was derived from a Schedule 13D/A jointly filed by Apex Glory, Hongkong Ruishang and Mr. Wang on July 15, 2014 and as amended on November 12, 2014 with the SEC.

(3)	Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Company’s 409,375 ordinary shares (reflecting the Reverse Stock Split) through an ownership transfer from the Administration Company. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 409,375 ordinary shares of the Company through Easebright. Mr. Jingang Yang was as the director of Easebright. This information was derived from a Schedule 13D filed by Shandong Fuhua on December 30, 2014 with the SEC. Fuwei was informed by Easebright that Mr. Qingxin Dong has replaced Mr. Jingang Yang as the director of Easebright since 2018.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2014 and ending December 31, 2019.

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

As of December 31, 2019, the principal of this loan from Shandong SNTON was RMB86.8 million. As of December 31, 2019, 2018 and 2017, the interest was RMB32.5 million, RMB27.9 million and RMB22.9 million, respectively.

In 2019, Shandong SNTON purchased 12 Metric Tons of final products of BOPET from Fuwei for a total amount of RMB0.13 million.

In 2018, we purchased 249 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB2.53 million.

In 2017, we purchased 823.76 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB8.40 million.

The related accounts payable as of December 31, 2019 and 2018 was RMB119.3 million and RMB114.7 million, respectively.

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

As a result, we have authorized capital of 5,000,000 ordinary shares, par value US$0.519008 per share. As of April 28, 2020, 3,265,837 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31, 2019	$7.37	$1.77
December 31, 2018	$4.93	$1.70
December 31, 2017	$5.20	$1.71

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low
March 31, 2018	$3.81	$2.83
June 30, 2018	$3.98	$2.80
September 30, 2018	$4.65	$1.78
December 31, 2018	$3.66	$1.70
March 31, 2019	$3.24	$1.95
June 30, 2019	$3.10	$1.77
September 30, 2019	$7.37	$1.77
December 31, 2019	$4.35	$2.46

For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares
(Month Ended)	High	Low
November 30, 2019	$4.31	$2.63
December 31, 2019	$3.22	$2.66
January 31, 2020	$3.05	$2.05
February 28, 2020	$2.59	$1.95
March 31, 2020	$1.89	$1.72
April 20, 2020	$2.48	$1.73

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

As of December 31, 2018, the principal of this loan from Shandong SNTON was RMB86.8 million and the interest was RMB32.5 million.

We obtained three short-term loans from Bank of Weifang in June 2019 and July 2019 for the total amount of RMB65.0 million (US$9.34 million). The principal amount of the above short-term loans is repayable at the end of the loan period, and is secured by property, plant and equipment, and lease prepayments.

The credit line amounting to RMB95.0 million (US$13.6 million) granted by Bank of Weifang was from July 2018 to July 2021. It was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. As of December 31, 2019, the amount of credit line granted by Bank of Weifang was all used.

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

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2019 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2019 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2019) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 2.9%, 2.1% and 1.6% in 2019, 2018 and 2017, respectively.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria and framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2019 due to the material weakness described below.

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

The Company’s independent auditor, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”), has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2019.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fee of our current independent registered public accounting firm, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) and previous independent registered public accounting firm, KSP Group, Inc. (“KSP”) in connection with review and audit fee for 2019 was US$140,000. The audit fee of our former independent registered public accounting firm, KSP Group, Inc. (“KSP”) in connection with review and audit fee for 2018 was US$142,500.

Audit-Related Fees

The audit related fee of KSP including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2019 and 2018 amounted to US$2,738 and US$2,307, respectively.

All Other Fees

Not applicable.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

KSP was responsible for the annual audit of financial statements beginning from 2016 to 2019. Haoxin has been our current independent registered public accounting firm since January 2020.

Item 16D. Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant.

On January 19, 2020, we ended the engagement of KSP, as our independent certified public accountants, and appointed Haoxin as our independent auditor effective January 19, 2020. The decision was approved by our Board of Directors and the audit committee of the Board of Directors.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2019, 2018 and 2017.

Consolidated Balance Sheets as of December 31, 2019 and 2018.

Consolidated Statements of Cash Flows for the year ended December 31, 2019, 2018 and 2017.

Consolidated Statements of Equity for the year ended December 31, 2019, 2018 and 2017

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

4.1	Form of Underwriting Agreement. (1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005 (2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007 (4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008 (4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011 (7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

4.34	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013. (11)

4.35	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013. (11)

4.36	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013.(11)

4.37	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013. (11)

4.38	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013. (11)

4.39	Letter of Commitment between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 1, 2014. (12)

4.40	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 2, 2014. (12)

4.41	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated May 20, 2014. (12)

4.42	Use of Capital Supplemental Agreement for an amount of RMB105,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated March 9, 2015. (13)

4.43	Use of Capital Supplemental Agreement for an amount of RMB15,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated March 9, 2015. (13)

4.44	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 15, 2016. (14)

4.45	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 20, 2016. (14)

4.46	Loan Contract No.20170728124 between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 28, 2017 . (15)

4.47	Securities Purchase Agreement, dated January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd., and Gold Glory Blockchain Inc. (16)

4.48	Share Transfer Agreement, dated January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd., and Hong Kong Ruishang International Trade Co. Ltd. (16)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *

101.INS	XBRL Instance *

101.SCH	XBRL Taxonomy Extension Schema *

101.CAL	XBRL Taxonomy Extension Calculation *

101.DEF	XBRL Taxonomy Extension Definition *

101.LAB	XBRL Taxonomy Extension Labels *

101.PRE	XBRL Taxonomy Extension Presentation *

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

(7)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2013 filed with the SEC on August 22, 2013.

(12)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2014 filed with the SEC on August 21, 2014.

(13)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2015 filed with the SEC on May 21, 2015.

(14)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2016 filed with the SEC on November 28, 2016.

(15)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2017 filed with the SEC on November 28, 2017. Filed with the Company’s Quarterly Report on Form 6-K filed with the SEC on January 30, 2019.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman, Chief Executive Officer

By:	/s/ Benjie Dong
Name: Benjie Dong
Title: Chief Financial Officer

Dated: April 28, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Fuwei Films (Holdings) Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019 including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3(t), the Company has a significant working capital deficiency as of December 31, 2019, the Company needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3(t). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

Weifang, the People’s Republic of China

April 28, 2020

We have served as the Company's auditor since 2020.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

(amounts in thousands, except share and per share data)

	Notes	December 31, 2019		December 31, 2018
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		60,871	8,744	8,908
Restricted cash		25,500	3,663	38,000
Accounts and bills receivable, net	4	26,960	3,873	22,627
Inventories	5	23,584	3,388	24,675
Advance to suppliers	9	6,277	902	5,694
Prepayments and other receivables	6	1,058	152	1,068
Deferred tax assets – current	17	1,266	182	1,195
Total current assets		145,516	20,904	102,167

Property, plant and equipment, net	7	302,642	43,472	331,168
Construction in progress	7	-	-	366
Lease prepayments, net	8	15,762	2,264	16,296
Advance to suppliers - long term, net	9	1,542	221	1,542
Deferred tax assets - non current	17	509	73	3,143

Total assets		465,971	66,934	454,682

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	10	65,000	9,337	64,950
Due to related parties	18	119,297	17,136	114,692
Accounts payables		19,532	2,806	20,750
Notes payable	11	41,000	5,889	48,000
Advance from customers		5,204	748	1,859
Accrued expenses and other payables	12	5,454	783	5,072
Total current liabilities		255,487	36,699	255,323
Deferred tax liabilities	17	2,290	329	2,528

Total liabilities		257,777	37,028	257,851

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,914	13,323
Additional paid-in capital		311,907	44,803	311,907
Statutory reserve		37,441	5,378	37,441
Retained earnings		(155,317)	(22,310)	(166,680)
Cumulative translation adjustment		840	121	840
Total shareholders’ equity		208,194	29,906	196,831

Total equity		208,194	29,906	196,831
Total liabilities and equity		465,971	66,934	454,682

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2019, 2018 and 2017

(amounts in thousands, except share and per share data)

	Notes	The Year Ended December 31,
		2019		2018	2017
		RMB	US$	RMB	RMB
Net sales	13	335,620	48,209	333,522	290,706
Cost of sales	14,15	252,010	36,199	278,834	263,606

Gross profit		83,610	12,010	54,688	27,100

Operating expenses:
Selling expenses	14,15	13,721	1,971	13,363	14,520
Administrative expenses		46,794	6,722	52,593	46,514
Loss on impairment of assets		-	-	-	-
Total operating expenses		60,515	8,693	65,956	61,034

Operating income (loss)		23,095	3,317	(11,268)	(33,934)

Other income (expense):
- Interest income		1,106	159	1,225	725
- Interest expense	16	(8,892)	(1,277)	(9,766)	(9,453)
- Others income (expense), net		(1,621)	(233)	1,255	(2,533)
Total other income (expense)		(9,407)	(1,351)	(7,286)	(11,261)

Income (loss) before provision for income taxes		13,688	1,966	(18,554)	(45,195)

Income tax (expense) benefit	17	(2,325)	(334)	(3,618)	(808)

Net income (loss)		11,363	1,632	(22,172)	(46,003)

Net income (loss) attributable to noncontrolling interests		-	-	-	-
Net income (loss) attributable to the Company		11,363	1,632	(22,172)	(46,003)

Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		-	-	-	-
- Foreign currency translation adjustments attributable to the Company		-	-	(2,026)	1,821

Comprehensive income (loss) attributable to non-controlling interest		-	-	-	-
Comprehensive income (loss) attribute to the Company		11,363	1,632	(24,198)	(44,182)

Net earnings (loss) per share, Basic and diluted	23	3.48	0.50	(6.79)	(14.09)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2019, 2018 and 2017

(amounts in thousands, except share data)

	Ordinary Shares					Accumulated
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	other comprehensive income	Total shareholders' equity	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	3,265,837	13,323	311,907	37,441	(144,508)	2,866	221,029	-	221,029

Net income (loss)	-	-	-	-	(22,172)	-	(22,172)	-	(22,172)

Foreign currency translation adjustment	-	-	-	-	-	(2,026)	(2,026)	-	(2,026)
Balance as of December 31, 2018	3,265,837	13,323	311,907	37,441	(166,680)	840	196,831	-	196,831

Net income (loss)	-	-	-	-	11,363	-	11,363	-	11,363

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2019	3,265,837	13,323	311,907	37,441	(155,317)	840	208,194	-	208,194
Balance as of December 31, 2019 US$	3,265,837	1,914	44,803	5,378	(22,310)	121	29,906	-	29,906

See accompanying notes to the consolidated financial statements.

 FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

(Amounts in thousands)

	The Years Ended December 31,
	2019		2018	2017
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net income (loss)	11,363	1,632	(22,172)	(46,003)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities

- Loss on Long-term assets impairment	-	-	-	-
- Depreciation of property, plant and equipment	41,451	5,954	44,509	42,877
- Amortization of intangible assets	534	77	534	528
- Deferred income taxes (benefit)	2,325	334	3,617	808
- Bad debt (recovery) expense	(1,014)	(146)	(620)	(746)
- Inventory provision	1,489	214	-	1,340
Changes in operating assets and liabilities
- Investment income recorded on Fuwei Holdings' book	-	-	-	-
- Accounts and bills receivable	(3,319)	(477)	(1,884)	10,075
- Inventories	(399)	(57)	(96)	(766)
- Advance to suppliers	(583)	(84)	(1,796)	2,145
- Prepaid expenses and other current assets	10	1	161	75
- Accounts payable	(1,217)	(174)	3,278	(3,110)
- Accrued expenses and other payables	(302)	(43)	(850)	128
- Advance from customers	3,344	480	(117)	(1,533)
- Tax payable	684	98	817	5,009

Net cash provided by (used in) operating activities	54,366	7,809	25,381	10,827

Cash flow from investing activities
Purchases of property, plant and equipment	(12,925)	(1,857)	(4,619)	(3,282)
Advanced to suppliers - non current	-	-	28	291
Amount change in construction in progress	366	53	-	65

Deposit for purchase	-	-	-	-

Net cash used in (provided by) investing activities	(12,559)	(1,804)	(4,591)	(2,926)

Cash flow from financing activities
Principal payments of bank loans	-	-	-	(3,300)
Proceeds from short-term bank loans	50	7	14,950	(10,000)
Proceeds from related party	4,606	662	(36,382)	19,327
Payment of capital lease obligation	-	-	-	-
Change in notes payable	(7,000)	(1,005)	(19,900)	(32,988)

Net cash provided by (used in) financing activities	(2,344)	(336)	(41,332)	(26,961)

Effect of foreign exchange rate changes	-	(85)	(2,014)	1,760

Net increase (decrease) in cash and cash equivalent, restricted cash	39,463	5,584	(22,556)	(17,300)

Cash and cash equivalent,and restricted cash
At beginning of period/year	46,908	6,823	69,464	86,764
At end of period/year	86,371	12,407	46,908	69,464

SUPPLEMENTARY DISCLOSURE:
Interest paid	8,892	1,277	9,766	9,453
Income tax paid	-	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	145	1,010	1,374
Obligations for acquired equipment under capital lease:	-	-	-	-

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

On May 14, 2014, the Company announced that it received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of the Company’s 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of the outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang was appointed as the director of Easebright. Fuwei was informed by Easebright that Mr. Qingxin Dong has been the director of Easebright since 2018.

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

For the convenience of the readers, the RMB amounts for the year of 2019 included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.9618, being the noon buy rate for U.S. dollars in effect on December 31, 2019 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2019, or at any other date.

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

As of December 31, 2019 and 2018, there were cash and cash equivalents of RMB60,871 (US$8,744) and RMB8,908, respectively.

As of December 31, 2019 and 2018, there were restricted cash of RMB25,500 (US$3,663) and RMB38,000, respectively, as deposit in bank for banker’s acceptance bill.

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

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2019 and 2018 was RMB833 (US120) and RMB1,847, respectively.

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

Depreciation related to abnormal amounts from idle capacity is charged to administrative expenses for the period incurred. Total depreciations for the years ended December 31, 2019, 2018 and 2017 were RMB41,451 (US$5,954), RMB44,509 and RMB42,877 respectively, of which 37.3%, 42.7% and 39.6% was recorded in cost of goods sold and 62.7%, 57.3% and 60.4% was recorded in administrative and selling expenses, respectively.

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

(j) Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. Considering the indivisibility of land and plant and the commonality of equipment, staff and technology, we take fixed assets and intangible assets as the group of assets. The accumulated loss on impairment of assets as of December 31, 2019 was RMB7,219 (US$1,037), respectively.

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

In the PRC, VAT of 13% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB9,449 (US$1,357), RMB14,553 and RMB9,464 for the year ended December 31, 2019, 2018 and 2017 and such costs were recorded in administrative expenses.

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

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2019 and 2018 consolidated financial statements to conform to the fiscal 2019 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of December 31, 2019, the Company had a working capital deficiency of RMB109,971 (US$15,796) and accumulated earnings of RMB11,363 (US$1,632) from net profit incurred during the year of 2019. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company may not have sufficient working capital to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described as per follows: The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

(u) Recently Issued Accounting Standards

Disclosure Framework

In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which removes, modifies, and adds certain disclosure requirements in ASC 820. ASU 2018-13 is effective for fiscal years and interim periods beginning after December 15, 2019; early adoption is permitted. We are in the process of evaluating the impact of this standard on our disclosures but do not currently believe that it will have a material impact.

Leases

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We adopted the provision of ASU 2016-02 .The adoption of ASU 2016-02 did not have a material impact on our consolidated financial statements.

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

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2019		December 31, 2018
	RMB	US$	RMB
Accounts receivable	13,990	2,010	17,367
Less: Allowance for doubtful accounts	(833)	(120)	(1,847)
	13,157	1,890	15,520

Bills receivable	13,803	1,983	7,107
	26,960	3,873	22,627

An analysis of the allowance for doubtful accounts for 2019, 2018 and 2017 is as follows:

	December 31, 2019		December 31, 2018	December 31, 2017
	RMB	US$	RMB	RMB
Balance at beginning of year	1,847	265	2,467	3,213
Bad debt (recovery) expense	(1,014)	(145)	(620)	(746)
Write-offs	-	-	-	-

Balance at end of year	833	120	1,847	2,467

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31, 2019		December 31, 2018
	RMB	US$	RMB
Raw materials	19,108	2,746	14,154
Work-in-progress	1,152	165	1,473
Finished goods	10,041	1,442	14,558
Consumables and spare parts	892	128	610
Allowance for obsolescence	(7,609)	(1,093)	(6,120)
	23,584	3,388	24,675

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31, 2019		December 31, 2018
	RMB	US$	RMB
Lease prepayments, current portion	524	75	524
Other receivables	534	77	544
	1,058	152	1,068

(7) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2019		December 31, 2018
	RMB	US$	RMB
Buildings	68,319	9,813	68,319
Plant and equipment	817,715	117,458	808,717
Computer equipment	3,163	454	3,027
Furniture and fixtures	19,631	2,820	14,528
Motor vehicles	1,452	209	1,824
	910,280	130,754	896,415
Less: accumulated depreciation	(600,419)	(86,245)	(558,028)
Impairment of plant and equipment	(7,219)	(1,037)	(7,219)
	302,642	43,472	331,168

All of the Group’s buildings are located in the PRC. As of December 31, 2019 and 2018, property, plant plus land use rights with carrying value totaling RMB49,495 (US$7,110) and RMB52,047 respectively were pledged to banks as collateral for credit limits and loans(see Note 11).

As of December 31, 2019, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively.

(8) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31, 2019		December 31, 2018
	RMB	US$	RMB
Non-current portion	15,762	2,264	16,296
Current portion - amount charged to expense within a year	524	75	524
	16,286	2,339	16,820

As of December 31, 2019, part of prepaid land use rights were pledged to banks as collateral for credit limit in bank (see Note 11).

Land use rights amortization for the year ended December 31, 2019, 2018 and 2017 were RMB524 (US$75), RMB524 and RMB524, respectively.

As of December 31, 2019, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB14,696 or US$2,111. The land use rights for land with area of approximately 43,878 square meters, 30,373 square meters will expire in November 2050 and May 2053, respectively.

(9) Advance to suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 31, 2019 and 2018, the current portion of advance to suppliers was RMB6,277 (US$902) and RMB5,694, respectively. The noncurrent portion of advance to suppliers was RMB1,542 (US$221) and RMB1,542, respectively.

(10) SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

Lender	Interest rate per	September 30, 2019		December 31, 2018
	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- July 17, 2018 to July 15, 2019	6.5%	-	-	20,000
- July 17, 2018 to July 17, 2019	6.5%	-	-	29,950
- June 21, 2018 to June 19, 2019	6.5%	-	-	15,000
- June 19, 2019 to June 18, 2020	6.5%	15,000	2,155	-
- July 15, 2019 to July 15, 2020	6.5%	20,000	2,873
- July 18, 2019 to July 9, 2020	6.5%	30,000	4,309

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2019		December 31, 2018	December 31, 2017
Secured by:	RMB	US$	RMB	RMB
Property plant and equipment, Land use right	65,000	9,337	64,950	50,000
Guarantee company	-	-	-	-
	65,000	9,337	64,950	50,000

(11) Notes Payable

The credit line amounting to RMB95,000 (US$13,817) granted by Bank of Weifang was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. The term of the credit line granted by Bank of Weifang is from July 2018 to July 2021. As of December 31, 2019, the amount of credit line granted by Bank of Weifang was all used.

As of December 31, 2019, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB41,000 (US$5,889) for payment in connection with raw materials on a total deposits of RMB25,500 (US$3,663) at Bank of Weifang, respectively.

Notes payable consisted of the following:

Issuing bank	December 31, 2019		December 31, 2018
	RMB	US$	RMB
Bank of Weifang	41,000	5,889	48,000

	41,000	5,889	48,000

(12) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2019		December 31,2018
	RMB	US$	RMB
Other payables	5,454	783	5,072

	5,454	783	5,072

(13) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2019, net revenues were RMB335,620 (US$48,209), compared to RMB333,522 during the same period in 2018, representing an increase of RMB2,098 or 0.6%. For further analysis of the factors causing revenue increase, the decrease of average sales price caused a decrease of RMB817 and sales volume factor made an increase of RMB2,915.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2019		December 31, 2018	December 31, 2017
	RMB	US$	RMB	RMB
Sales in China	288,066	41,378	288,128	235,143
Sales in other countries (principally Europe, Asia and North America)	47,554	6,831	45,394	55,563
	335,620	48,209	333,522	290,706

Overseas sales were RMB47,554 (US$6,831) or 14.2% of total revenues, compared with RMB45,394 or 13.6% of total revenues in 2018. The increase of average sales price caused an increase of RMB553 and sales volume factor made an increase of RMB1,607.

The Company’s revenue by significant types of films for 2019, 2018 and 2017 was as follows:

	December 31, 2019			December 31, 2018		December 31, 2017
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	116,681	16,760	34.8%	129,548	38.9%	116,396	40.0%
Printing film	33,877	4,866	10.1%	30,686	9.2%	24,779	8.5%
Metallized film	5,493	789	1.6%	4,373	1.3%	8,431	2.9%
Specialty film	162,432	23,332	48.4%	148,801	44.6%	108,089	37.2%
Base film for other applications	17,137	2,462	5.1%	20,114	6.0%	33,011	11.4%
	335,620	48,209	100.0%	333,522	100.0%	290,706	100.0%

In 2019, sales of specialty films were RMB162,432 (US$23,332) and 48.4% of our total revenues as compared to RMB148,801 and 44.6% in 2018, which was an increase of RMB13,631, or 9.2%, as compared to the same period in 2018. The decrease of average sales price caused a decrease of RMB678 and sales volume factor made an increase of RMB14,309.

(14) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31, 2019		December 31, 2018	December 31, 2017
	RMB	US$	RMB	RMB
Cost of goods sold	15,473	2,222	18,985	16,981
Selling expenses	-	-	-	11
Administrative expenses	25,978	3,732	25,524	25,885

	41,451	5,954	44,509	42,877

(15) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2019, 2018 and 2017, freight costs included in cost of goods sold were RMB3,380 (US$486), RMB1,729 and RMB4,495, respectively, and RMB8,705 (US$1,250), 8,441 and RMB8,527, respectively, were included in selling expenses.

(16) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2019, 2018 and 2017:

	December 31, 2019		December 31, 2018	December 31, 2017
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	-	-
Interest cost charged to expense	8,892	1,277	9,766	9,453
	8,892	1,277	9,766	9,453

Interest expense in 2019 was lower than that in 2018, which was mainly due to decreased loans from related parties.

(17) Income Taxes

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, the PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%. In 2014, Fuwei Films failed to be designated as a Hi-Tech Enterprise and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. In 2019, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020 and 2021.

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2019		2018	2017
	RMB	US$	RMB	RMB
Cayman Islands	(3)	-	(949)	(2,406)
British Virgin Islands	(3)	(1)	(7)	(5)
PRC	13,694	1,967	(17,598)	(42,784)
	13,688	1,966	(18,554)	(45,195)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption. As of December 31, 2019, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. In 2014, Fuwei Films failed to be designated as High-and-New Tech Enterprise. In 2016 and 2019, Shandong Fuwei was designated as High-and-new Tech Enterprise. Accordingly, the deferred taxes as of December 31, 2019 have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2017	-	(808)	(808)

Year ended December 31, 2018	(2)	(3,616)	(3,618)

Year ended December 31, 2019	-	(2,325)	(2,325)
Year ended December 31, 2019 (US$)	-	(334)	(334)

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 25%, 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2019, 2018 and 2017 for the following reasons:

	2019		2018	2017
	RMB	US$	RMB	RMB
Income (loss) before income taxes	13,688	1,966	(18,554)	(45,195)

Computed “expected” tax expense	(3,424)	(492)	(218)	(218)
Non-taxable income	2,055	295	131	131
Tax holiday	1,369	197	87	87
Tax effect of deferred tax and tax rates differential	(2,325)	(334)	(3,618)	(808)

Actual income tax benefit (expense)	(2,325)	(334)	(3,618)	(808)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2019 and 2018 are presented below.

	December 31, 2019		December 31, 2018
	RMB	US$	RMB
Current
Accounts receivable	125	18	277
Other receivables	-	-	-
Inventory impairment	1,141	164	918
Estimated Loss due to Product Warranty	-	-	-
	1,266	182	1,195
Non-current
Property, plant and equipment, principally due to differences in depreciation	493	71	634
Construction in progress, principally due to capitalized interest	(1,980)	(284)	(2,208)
Lease prepayments, principally due to differences in charges	(310)	(45)	(320)
Allowance for advanced to supplier-long term	16	2	16
Net loss carryforward	-	-	2,493
	(1,781)	(256)	615
Net deferred income tax assets	(515)	(74)	1,810

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Considering the level of historical performance of Shandong Fuwei, we did not recognize deferred tax assets for the loss of previous years after considering the possibility of realizing the benefits under the conservatism principle.

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

As of December 31, 2019, the principal of this loan from Shandong SNTON was RMB86,796. As of December 31, 2019, 2018 and 2017, the interest was RMB32,501, RMB27,896, and RMB22,930 respectively.

(19) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,474 (US$212), RMB1,592 and RMB1,498 for the year ended December 31, 2019, 2018 and 2017 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2019.

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

(21) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2019, 2018 and 2017.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2019 and 2018.

Percentage of accounts receivable outstanding (%) December 31, 2019
Hunan Hori New Materials Co., Ltd.	19.3%

Eternal Electronic (Suzhou) Co., Ltd.	15.1%

Percentage of accounts receivable outstanding (%) December 31, 2018
Hunan Hori New Materials Co., Ltd.	17.7%
Eternal Electronic Material (Guangzhou) Co., Ltd.	12.4%
Eternal Electronic (Suzhou) Co., Ltd.	10.8%
Yunnan Dexin Zhiye Co., Ltd.	10.0%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”), Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch (“Lucky Jiangyin”) and PetroChina North China Sales Company (“PetroChina”) during the year ended December 31, 2019, 2018 and 2017. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 10% or more of our raw materials for each of the year ended December 31, 2019, 2018 and 2017:

		Percentage of total purchases (%)
Supplier	Item	2019	2018	2017
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	58.3%	43.3%	40.5%
Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch	PET resin and Additives	10.3%	0.1%	-
PetroChina Co Ltd North China chemical sales branch	PET resin and Additives	-	30.3%	-
PetroChina Co Ltd East China chemical sales branch	PET resin and Additives	-	-	28.6%
Weifang Power Supply Company.	Electric power	8.3%	8.4%	10.3%

The balance of advance to supplier to Sinopec Yizheng was RMB3,643 (US$523) as of December 31, 2019.

The balance of advance to supplier to Sinopec Yizheng was RMB3,763 (US$547) as of December 31, 2018.

(c) Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, accounts receivable and other receivables arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company maintains large sums of cash in two major banks in China. The aggregate balance in such accounts as of December 31, 2019 was RMB59,681 (US $8,573). There is no insurance securing these deposits in China. The Company has a diversified customer base, most of which are in China.

(22) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2019 are as follows:

	December 31, 2019
	RMB	US$
Operating lease commitments	26	4

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2019, 2018 and 2017, total rental expenses for non-cancelable operating leases were RMB26 (US$4), RMB114 and RMB160 , respectively.

(b) Outstanding bills receivable discounted

As of December 31, 2019, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(c) Legal Proceedings

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

(23) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2019, 2018 and 2017 have been calculated as follows:

	2019		2018	2017
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	11,363	1,632	(22,172)	(46,003)

Weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Basic and diluted earnings (loss) per share	3.48	0.50	(6.79)	(14.09)

(24) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2019, an aggregate amount of RMB37,441 (US$5,378) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2019, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 75.0% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2019 and 2018

	2019		2018
	RMB	US$	RMB
Cash and cash equivalents	3	1	18
Other current assets	298,309	42,849	292,444
Investments in subsidiaries	-	-	-

Total assets	298,312	42,850	292,462

Current liabilities	70,943	10,190	69,560
Total shareholders’ equity	227,369	32,660	222,902

Total liabilities and shareholders’ equity	298,312	42,850	292,462

Condensed unaudited Statements of Operations (For the years ended December 31, 2019, 2018 and 2017)

	2019		2018	2017
	RMB	US$	RMB	RMB
Interest income (expenses)	(3)	(1)	(3)	(7)
General and administrative expenses	-	-	(1,661)	(2,399)
Other income	-	-	715	-
Loss before equity in undistributed earnings of subsidiaries	(3)	(1)	(949)	(2,406)
Equity in earnings of subsidiaries	11,366	1,633	(21,223)	(43,597)

Net income	11,363	1,632	(22,172)	(46,003)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2019, 2018 and 2017)

	2019		2018	2017
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net income	11,363	1,632	(22,172)	(46,003)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	(11,366)	(1,633)	21,223	43,597
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	(12)	(1)	(814)	(66)

Net cash provided by operating activities	(15)	(2)	(1,763)	(2,472)

Cash flow from financing activities

Payments to related parties	-	-	(639)	4,762
Proceeds from related parties	-	-	2,294	(2,379)

Effect of exchange	-	-	1	(12)

Net cash provided by (used in) financing activities	-	-	1,656	2,371

Net increase (decrease) in cash	(15)	(2)	(107)	(101)
Cash:
At beginning of year	18	3	125	226
At end of year	3	1	18	125

(25) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2019	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenue	81,074	12,080	88,117	12,836	79,586	11,593	86,843	12,474	335,620	48,209
Gross profit	12,404	1,848	18,629	2,714	21,590	3,145	30,987	4,451	83,610	12,010
Net income (loss)	(3,374)	(503)	951	139	3,443	502	10,343	1,487	11,363	1,632
Basic and diluted earnings (loss) per share	(1.03)	(0.15)	0.29	0.04	1.05	0.15	3.17	0.46	3.48	0.50

