Form 20-F
period 2020-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2021-04-22
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Yong Jiang

Tel: +86 133 615 59266

fuweiir@fuweifilms.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Trading Symbol	Name of each exchange on which registered

Ordinary Shares FFHL	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

As of December 31, 2020, there were 3,265,837 ordinary shares outstanding.

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

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S. C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐   Yes  ☒   No

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this annual report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;
●	our future business development, results of operations and financial condition;
●	our ability to protect our intellectual property rights;
●	expected growth of and changes in the PRC BOPET film industry and in the demand for BOPET film products;
●	projected revenues, profits, earnings and other estimated financial information;
●	our ability to maintain and strengthen our position as a leading provider of BOPET film products in China;
●	our ability to maintain strong relationships with our customers and suppliers;
●	our planned use of proceeds;
●	effect of competition in China and demand for and price of our products and services; and
●	PRC governmental policies regarding the broader economy and our industry.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties and assumptions include, among other things:

●	competition in the BOPET film industry;
●	growth of, and risks inherent in, the BOPET film industry in China;
●	unpredictable impact on the company’s revenue by price movements of crude oil in recent years;
●	uncertainty in our export due to trade protectionism around the world;
●	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;
●	uncertainty in our ability to develop and manufacture high value-added products for the new production line (thick film) to win in the competition;
●	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;
●	risks associated with possible defects and errors in our products;
●	uncertainty as to our ability to protect and enforce our intellectual property rights;
●	uncertainty as to our ability to attract and retain qualified executives and personnel;
●	uncertainty as to our ability to attract and retain experienced financial reporting staff familiar with U.S. GAAP;
●	uncertainty in acquiring raw materials on time and on acceptable terms;
●	adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government;
●	adverse effect on our business caused by the uncertainty in economic recovery of major developed countries;
●	the ongoing effects of the global COVID-19 pandemic; and
●	adverse effect on our business caused by extreme climate changes.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.

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

The following selected historical statement of income data for the years ended December 31, 2020, 2019 and 2018 and the selected historical balance sheet data as of December 31, 2020 and 2019 have been derived from the Company’s audited consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2017 and 2016, and the selected historical balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	For the year ended December 31,
	2020		2019	2018	2017	2016
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	336,755	51,610	335,620	333,522	290,706	253,926
Gross (loss) profit	136,699	20,950	83,610	54,688	27,100	17,736
Operating income (loss)	21,400	3,280	23,095	(11,268)	(33,934)	(42,239)
Interest expense	(8,490)	(1,301)	(8,892)	(9,766)	(9,453)	(7,865)

Income (loss) before income taxes	13,495	2,069	13,688	(18,554)	(45,195)	(49,166)

Net income (loss) attributable to the Company	19,610	3,006	11,363	(22,172)	(46,003)	(54,483)
Earnings (loss) per share
Basic	6.00	0.92	3.48	(6.79)	(14.09)	(16.68)
Diluted	6.00	0.92	3.48	(6.79)	(14.09)	(16.68)
Weighted average number ordinary shares, Basic and diluted
Basic	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837
Diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

	For the year ended December 31,
	2020		2019	2018	2017	2016
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	113,423	17,383	60,871	8,908	12,963	13,343
Accounts and bills receivable, net	32,393	4,964	26,960	22,627	20,123	29,453
Inventories	25,436	3,898	23,584	24,675	24,578	25,153
Total current assets	317,080	48,594	145,516	102,167	120,755	155,101
Property, plant and equipment, net	111,308	17,059	302,642	331,168	371,058	410,654
Total assets	445,656	68,299	465,971	454,682	517,480	593,437
Short-term bank loans	65,000	9,962	65,000	64,950	50,000	60,000
Total current liabilities	215,998	33,103	255,487	255,323	293,688	325,229
Total shareholders’ equity	227,804	34,912	208,194	196,831	221,029	265,211

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2011, 2012 and 2013 due to its status as a High-and-New Tech Enterprise since December 2009. In 2014, Shandong Fuwei failed to be designated as such and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated again as a High-and-New Tech Enterprise and as a result, it was entitled to preferential tax treatment at an EIT rate of 15% for the years ended on December 31, 2016, 2017 and 2018. In 2019, Shandong Fuwei was designated again as a High-and-New Tech Enterprise and as a result, it was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020 and will be entitled to preferential tax treatment at an EIT rate of 15% for the year ending on December 31, 2021.

Exchange Rate Information

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2020, this change in policy resulted in an approximately 19.5% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. The Company generates its revenue in the PRC in Renminbi and its overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

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

The total cost of raw materials made up approximately 70.0%, 74.3%, and 72.6% of our production cost in 2020, 2019 and 2018, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 78.4% and 21.6% of our total cost of raw materials in the past three years on average.

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

In 2021, it is expected that there will not be a significant capacity expansion within China. The oversupply plus price fluctuations of raw materials may continuously have an adverse impact on the results of our operations. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

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

An increase in competition could result in slow increase in demand, selling price reductions or loss of our market share, which could have an adverse material impact on our operations and financial condition, or result in losses to the Company.

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in substantial increase in production of BOPET films from 2011 to 2020. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

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

Since the second half of 2011, supply significantly outweighs demand in China. If such situation continues in the future, such as the continued slowdown of the market demand or the increase of the demand continues to be less than that of the supply, it could continue to have an adverse impact on our financial condition and operation of our business.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to perform our strategies and then to develop new products and to effectively carry on our research and development and other efforts.

Our success to date has been largely attributable to the contributions of key management and experienced personnel, with whom we have entered into service agreements. The loss of their services might impede the implementation of our strategies and development objectives and might damage the close business relationship we currently enjoy with some of our major customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Our future success will also depend on our continued ability to attract and retain highly motivated and qualified personnel. The rapid growth of the economy in China has caused intense competition to attract and retain qualified personnel. Considering the deficiency in the legal environment in China, we cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

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

The development of our products is based on complex technology and requires significant time and expertise in order to meet industry standards and customers’ specifications. Although we have developed some products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate expected market share to justify commercialization. We must continually improve our current products and develop competitive new products to address the requirements of our customers. If our new products are unable to gain market acceptance, we would not be able to generate future revenue from our investment in research and development. In such event, we would be unable to increase our market share and achieve and sustain profitability. Our failure to further refine our technology and develop and introduce new products attractive to the market could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

The new production line has been sold by the way of open bidding and we have entered into an agreement to also sell the trial production line . In the event the successful bidder does not finish the dismantling and moving of the new production line and trial production line or repair the damage of the plant building caused by the process of dismantling and moving the new production line and trial production line, respectively, this may have an adverse impact on our business operation and we may not be able to reduce our losses.

The total investment in our new production line (“Dornier Production Line”) was approximately US$51 million.

Since installation, the Dornier Production Line has not attained sufficient purchase orders and the probability for this production line to be put into continuous production in the near future was deemed low. As a result, upon board approval, the Dornier Production Line was sold by way of open bidding at a price of RMB138.0 million (or approximately US$21.15 million) to Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”) according to publicly available information. We have entered into Purchase Agreements with Huizhou Yidu Yuzheng on January 16, 2021 and January 18, 2021 for the sale of the Dornier production line and the trial production line, which was made by Mitsubishi for R & D, pursuant to which the dismantling and moving of both the Dornier production line and the trial production line should be completed by the end of May, 2021. In the event Huizhou Yidu Yuzheng is unable to finish dismantling and moving the Dornier production line and the trial production line by May or the plant building is damaged as a result of dismantling and moving process and we are unable to repair these damages, our operation could be adversely effected. And we may not be able to reduce our losses.

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

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US$1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2020, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2020, Neoluck Group had paid US$320,000 and still had US$130,000 outstanding to DMT.

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

As of December 31, 2020, we have pledged part of our property, plant and lease prepayments as security for indebtedness of a credit line amounting to RMB95.0 million (US$13.6 million) granted by Bank of Weifang. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

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

As of December 31, 2020, we have received 23 patents from the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients and technologies.

Our ability to compete in our markets and to achieve future revenue growth will depend, in significant measure, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations, such as the Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tighten up its regulation and protection of intellectual property rights, the enforcement of such laws and regulations in China has not achieved the level in developed countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

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

To expand our business, we will need to increase our products mix and capacity, which will require substantial capital expenditures. Such expenditures are likely to be incurred in advance of any increase in sales. We cannot assure you that our revenue will increase after such capital expenditures are incurred. Any failure to increase our revenue after incurring capital expenditures to expand production capacity will reduce our profitability.

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to existing shareholders. Additional debt financing may be required which, if obtained, may:

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

The Korean Trading Committee (KTC) announced the final results for anti-dumping investigations for enterprises in China and India on August 27, 2008. We finally received the anti-dumping duties (ADD) rate of 5.67% which is much lower than the average rate of 23.60% for other enterprises in China. On June 22, 2011, Ministry of Strategy and Finance of Republic of Korea initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of the BOPET Films originating from China and India. The rate for Shandong Fuwei, the subsidiary of Fuwei Films was set at 11.72%, higher than one of its counterparts at 5.87%. Punitive duties of 25.32% will be imposed on the PET films manufactured by six Chinese firms. The rate for the remaining Chinese manufacturers was set at 23.61%. The anti-dumping duties imposed on the Company’s exported biaxially oriented polyethylene-terephthalate (BOPET) films to South Korea will be extended for three more years beginning on May 25, 2012.

On January 15, 2015, the Ministry of Strategy and Finance of Republic of Korea initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of Polyethylene Terephthalate originating from China and India. Eight Chinese exporters, including Fuwei Films, are required to participate in this review. On January 13, 2016, the Ministry of Strategy and Finance announced that the rate for Shandong Fuwei, the subsidiary of Fuwei Films, was set at 12.92% and it will be extended for three more years beginning on January 13, 2016. On September 12, 2018, the Ministry of Strategy and Finance of Republic of Korea initiated a sunset review concerning the continued imposition of an anti-dumping duty on imports of Polyethylene Terephthalate originating from China and India. Eight Chinese exporters, including Fuwei Films, are required to participate in this review. On September 11, 2019, the Ministry of Strategy and Finance announced that the rate for Shandong Fuwei, the subsidiary of Fuwei Films, was set at 36.98% and it will be extended for three more years beginning on September 12, 2019.

The US Department of Commerce conducted an anti-dumping investigation in October 2007 covering exporters in China, Brazil, Thailand and the United Arab Emirates.  A total of 41 exporters in China were under investigation.  In October 2008, the anti-dumping judgments were announced.  Although we received the lowest ADD rate of 3.49% among five exporters that received a duty, our export to the United States, to a certain extent, was still adversely affected by paying the ADD.

On January 23, 2010, the US Department of Commerce (“USDOC”) began a first round annual review of Chinese BOPET exporters. Fuwei received the lowest anti-dumping duty (ADD) rate of 30.91% in this administrative review conducted by the USDOC, while the ADD rate of other four Chinese companies reviewed by the USDOC was more than 36.93%. In accordance with relevant laws and regulations in the US, the ADD rate of final results will retroactively apply to those US companies which imported Chinese-exported BOPET films, including Fuwei Films USA, LLC, during the period of first review, so these US importers are obligated to pay a supplementary antidumping duty at this ADD rate. In March 2011, we submitted comments to the USDOC regarding perceived ministerial errors made in calculating the ADD applicable to us. As a result of a Court challenge brought by Fuwei, in January 2013, the USDOC found that Fuwei did not dump goods in the United States market for the period from November 6, 2008 to October 31, 2009. The USDOC, after recalculating the rate, found that the level of dumping was “de minimis.” A rate which is de minimis is treated by the USDOC as a finding of zero. The final results of the second round annual review were announced in March 2012, according to which, an ADD rate of 8.48% was imposed on Fuwei Films which was slightly higher than the lowest antidumping duty rate of 8.42% of all the Chinese exporters being reviewed.

On December 30, 2011, USDOC commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, actively responded to the review to the extent permitted by law and will continue to seek the low rate which should properly apply to its exports to the United States. In June 2013, the final results of the third round of annual review were issued and an ADD rate of 12.80% was imposed on Fuwei Films. The preliminary results of the fourth round annual of review were announced in December 2013, according to which, an ADD rate of 31.77% was imposed on Fuwei Films. In June 2014, the final results of the fourth round of annual review were announced and Fuwei Films was imposed on an ADD rate of 31.24%. There was no export to the United States for the year of 2014. The preliminary results of the fifth round of annual review were announced in December 2014, which determined that Fuwei Films did not have any reviewable transactions during the fifth round of annual review and no rate was assigned to it. On December 23, 2014, the USDOC initiated the sixth round annual review. In February 2015, Fuwei Films filed a No Shipment Certification with USDOC as the Company had no export to U.S. during the sixth round of annual review. The domestic industry has withdrawn the request for the seventh round annual review for the years 2015 and 2016 and as a result, the administrative review with respect to Fuwei will be rescinded and no changes will be made to the deposit rate.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China's BOPET film or downstream industries, our business may be adversely affected.

Changes in Applicable PRC Taxes may adversely affect the Company.

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax as well as educational surcharges shall be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges shall be applicable to foreign-funded enterprises, foreign enterprises and foreign citizens, which mean they will no longer be exempt from such taxes. In accordance with the regulations, since December 1, 2010, our subsidiary - Shandong Fuwei - became a taxpayer of city maintenance and construction tax as well as educational surcharges which shall be based on value-added tax, the consumption tax and business tax which currently stands at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei shall contribute to a fund for local water conservation projects since July 1, 2011 which is based on the actual value-added tax, consumption tax and business tax with a rate of 1%. The rate of local water conservation projects fund has been adjusted to 0.5% since June 1, 2017. In August 2014, the local government promulgated a new regulation that adjusted the standard of urban land use tax, according to which the tax amount for Shandong Fuwei increased from RMB8 per square meter to RMB14 per square meter commencing July 1, 2014. In addition, the tax amount was further adjusted from RMB14 per square meter to RMB13 per square meter effective December 2016. Effective January 1, 2019, the tax amount was adjusted from RMB13 per square meter to RMB11.2 per square meter and High-and-New Tech Enterprise could pay only 50%. As Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to pay RMB5.6 per square. If the Chinese government changes its tax policies or adds new types of taxes in the future, our business may be adversely affected.

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

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2020 as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission (“SEC”) and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010 and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and 2020, we continued to have a material weakness in our internal controls over financial reporting.

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

There may be a change of business, management and ownership control of our shares if the transaction contemplated by the Securities Purchase Agreement is completed.

On March 31, 2021, we announced that the Company has entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited (“Enesoon”), a British Virgin Islands company directly and indirectly holding subsidiaries in China primarily engaged in green thermal energy storage businesses, and Enesoon’s shareholders. The Purchase Agreement will result in the issuance by the Company of 111,111,111 new ordinary shares in exchange for all outstanding shares of Enesoon. As a result of this transaction, the former shareholders of Enesoon will beneficially own in the aggregate approximately 97.1% of the Company’s outstanding shares.

The closing of the transaction contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions.

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

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future.  In addition, currently, substantially all of our assets are located in China and most of our services are performed in China. In 2020, 2019 and 2018, sales to our customers in the PRC accounted for approximately 92.0%, 85.8%, and 86.4%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

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

Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”), beneficially owns approximately 52.90% of our outstanding share capital through a transfer of shares from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng on June 23, 2020. We received a notification on July 2, 2020 from Shanghai Meicheng with respect to an ownership transfer from Shandong SNTON to Shanghai Meicheng. It was noted that SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the shares through Hongkong Ruishang. Shanghai Meicheng has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. Alternatively, our controlling shareholder may cause a merger, consolidation or change of control transaction even if it is opposed by other shareholders.

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the US Public Company Accounting Oversight Board (PCAOB) is unable to inspect auditors who are located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. A registrant will not be required to comply with the amendments until the SEC has identified it as having a non-inspection year. As of the date of this annual report, the SEC is seeking public comment on this identification process. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB. We are not required to comply with the amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.

There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President's Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States, or the PWG Report. The PWG Report contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted from the Nasdaq Capital Market and our ordinary shares will not be permitted for trading “over-the-counter” either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

We face business disruption and related risks resulting from the novel coronavirus 2019 (COVID-19) pandemic, which could have a material adverse effect on our business and results of operations.

The spread of COVID-19 across the world resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a global pandemic in March 2020. The continued global spread of the COVID-19 pandemic - including the recent discovery of variant strains of the virus - and the responses thereto are complex and rapidly evolving, and the extent to which the pandemic impacts our business, financial condition and results of operations, including the duration and magnitude of such impacts, will depend on numerous evolving factors that we may not be able to accurately predict or assess. COVID-19, and the volatile regional and global economic conditions stemming from the pandemic, as well as reactions to future pandemics or resurgences of COVID-19, could also precipitate or aggravate the other risk factors that we identify in this Annual Report on Form 20-F, which in turn could materially adversely affect our business, financial condition and results of operations. There may be other adverse consequences to our business, financial condition and results of operations from the spread of COVID-19 that we have not considered or have not become apparent. As a result, we cannot assure you that if COVID-19 continues to spread, it would not have a further adverse impact on our business, financial condition and results of operations.

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

We develop, manufacture and distribute high quality plastic film using the biaxially- oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as PCB products, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name of “Fuwei Films”. Our main products are as below:

●	Dry film is generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
●	Chemically treated film used to enhance properties including barrier resistance, persistence;
●	Stamping foil base film and transfer base films used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improving environmental performance;
●	Printing base film used in printing and lamination;
●	Metallized film or aluminum plating base film used for vacuum aluminum plating for flexible plastic lamination;
●	High-gloss film used for aesthetically enhanced packaging purposes;
●	Heat-sealable film used for construction, printing and making heat sealable bags;
●	Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging; and
●	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics.

Since our establishment, a significant portion of our revenues has been derived from the sales of BOPET film, particularly our printing film, stamping film, transfer film and chemical pretreated film, high-gloss film, heat sealable film, dry film, and heat shrinkable film and so on.

We operate three production lines and have had one trial production line as of December 31, 2020. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width), and has an annual design capacity of 16,100 metric tons of BOPET film. We also have a Mitsubishi trial production line which has an annual design capacity of 1,500 metric tons. The new production line has been put into trial operation at the end of January 2013. The commissioning of this production line was delayed due to the former major shareholders’ ownership transfer in early 2011. This production line will manufacture high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. As of September 2013, our third production line had been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to these four customers for testing. We are supplying small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. We received initial feedback from this customer and we are improving according to the feedback. It could not satisfy the requirements of continued operation for the third production line due to lack of purchase orders. The third production line has not been started up ever since April 2015. On December 20, 2020, the Company sold its third production line by the way of the open bidding. The successful bidder was Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”). On January 16, 2021, the Company entered into Purchase Agreements with Huizhou Yidu Yuzheng as per which the third production line and the trial production line which was made by Mitsubishi for R & D will be finished dismantling and moving at the end of May, 2021.

Our top five customers in the year ended December 31, 2020 were Hunan Wujo Hi-Tech Materials Co., Ltd., Hunan Hori New Materials Co., Ltd., Kolon Electronic Materials Co., Ltd., Zhuhai Ruiming Technology Co., Ltd., and Eternal Photo Electronic Materials (Guangzhou) Co., Ltd., None of our customers accounted for more than 10% of our total revenues in any such year. We sell most of our BOPET film products to customers in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as electronics industries. In 2020, 2019 and 2018, our sales to our overseas customers constituted approximately8.0%, 14.2%, and 13.6% of our total revenue, respectively.

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

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	“Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpaye	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

January 2014(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

January 2014(14)	Five -Star Enterprise in Statistical Work	Shandong Provincial Bureau of Statistics

January 2015(15)	Advanced Work Unit in Making National Standard for BOPET Film	China Packaging Federation

May 2015	One of the Top Ten Outstanding Enterprises in 2014 for All products in Shandong	Shandong Provincial Plastic Association

December 2015	Famous Trademark in Shandong Province	Shandong Provincial Administration for Industry & Commerce

December 2016(16)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

March 2017	Permission Certificate of Radiation Safety	Environmental Protection Bureau

March 2017	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2016	Weifang Labor and Social Security Supervision Office

April 2018	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2017	Weifang Labor and Social Security Supervision Office

December 2019	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

September 2020(17)	The hidden champion in Weifang City	Weifang Bureau of Industry and Information Technology

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. has successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.
(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in the research and development of polyester new materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of BOPET industry.

(7)	Fuwei Films starts technological cooperation with Chinese colleges and hires South Korean experts to research and develop new products, techniques and process.

(8)	Fuwei Films has already developed and applied more than ten kinds of new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film and heat shrinkable film. All these have been widely used in production.
(9)	The brand of “Fuwei Films” has been honored as famous brand resulting in visibility, credibility, reputation and continued growth.
(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.
(11)	All these awards show that our established brand name “Fuwei Films” are recognized for our product quality in the PRC.
(12)	OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will not only insure a safe environment for our workers, it will also be attractive to global companies looking for BOPET suppliers in China.
(13)	We have been focusing on R&D as a key differentiator to enable us a competitive advantage in the market.
(14)	The statistical work refers to the collecting, sorting and analyzing work of social economic phenomenon. It is a kind of social investigation activities.
(15)	Fuwei participates in and plays an active role in making National Standard of BOPET film.
(16)	Shandong Fuwei was designated as a High-and-New Tech Enterprise in 2016 and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. Shandong Fuwei was designated again as a High-and-New Tech Enterprise in 2019 and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020 and 2021.
(17)	This reward is required to have an annual operating income of more than 20 million yuan, with an average growth rate of more than 10% in the last three years, and the proportion of R&D investment in the operating income of more than 2.6%.The company has been engaged in the professional industry for more than four years, with stable customers and a core technology research and development team. The technical level of enterprise subdivided products has reached the leading level of similar products at home and abroad. The enterprise has its own brand, which has been included in the priority scope of national and provincial quality, trademark, famous brand and other awards.

Business Prospects

In 2020, the condition of oversupply over demand in China’s BOPET market improved and our purchase orders increased. Anti-dumping measures taken by USA and South Korea and COVID-19 have caused the decrease of the orders from international markets.

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

Our future plans include:  Expansion into overseas markets

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

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 23 patents have been granted by National Intellectual Property Administration, PRC.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film.

BOPET is a high-quality plastic film manufactured using the biaxially-oriented stretch (transverse and machine direction) technique. Our advanced production process improves the physical properties of the plastic film such as its tensile strength, resistance to impact, resistance to tearing and malleability. The high dimensional stability of the film over a wide range of humidity and temperature fulfills the basic requirements for flexible packaging. The film is light-weight, non-toxic, odorless, transparent, glossy, moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other processes. In addition, it retains high dielectric strength even at high temperatures, which are essential qualities for electrical and electronic uses. The three-layer co-extruded structure enables us to develop high-quality BOPET products.

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

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2020, 2019 and 2018:

Category	2020	2019	2018
Stamping and transfer film	28.3%	34.8%	38.9%
Printing film	6.5%	10.1%	9.2%
Metallized film	1.2%	1.6%	1.3%
Specialty film	60.8%	48.4%	44.6%
Base film for other applications	3.2%	5.1%	6.0%

The above categorizes BOPET base film products by application.

Stamping and transfer film

This is a type of film that displays excellent thermal stability and tensile strength and is used in metallized film and laser stamping foil and transfer.

Printing film

This is a high transparency film that is corona treated on one side to provide excellent adhesion to ink. This is primarily used in printing and lamination.

Metallized film

This is a type of aluminum plating base film that displays good thermal stability and tensile strength and provides good adhesion between film and aluminum layer. This is applied to flexible plastic lamination.

Specialty film

We mainly produce the following types of specialty film:

•	Dry film: Generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
•	Chemically treated film used to enhance properties including barrier resistance, printing properties and electrostatic resistance;
•	Heat-sealable film: Film with a three-layer structure. The heat-sealable film is primarily used in construction, printing and making heat sealable bags;
•	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically enhanced packaging purposes and;
•	Heat shrinkable film is widely used for special-shaped packaging for beverage and cosmetics.

Base film for other applications

Base films for other application are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

BOPET film is manufactured from polyethylene terephthalate (PET) resin. BOPET film is produced by melting the granulated PET resin and extruding it into a flat sheet. This sheet is stretched to 3.0 to 3.6 times its original length, and then horizontally from 3.0 to 3.6 times its width, before being heat set and finally wound into reels. The orientation process (stretching during the application of heat) gives the film its mechanical strength, barrier and optical properties (clarity and gloss). The main steps of our manufacturing process involve:

Dosing and Mixing

PET resin is dosed and mixed with relevant additives to give it its desired characteristics. In the case of producing three-layer co-extruded BOPET film, the materials are dosed and mixed separately for each of the core and outer layers.

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

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel and loss of our inventory is covered under our insurance policies. As of December 31, 2020, our total inventories amounted to approximately RMB25.4 million and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 42.6%, 3.1%, 39.9% and 14.4% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon our receipt of orders from our customers.

Our inventory turnover periods (in days) for 2020, 2019 and 2018 were 44.7, 34.9 and 32.2, respectively. Inventory turnover is calculated as 365 days times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

In 2020, there were no provisions for inventory obsolescence and inventory write-off. As of December 31, 2020, we accrued RMB7.9 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2020, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 1 years
DMT Production Line Dornier Production Line	16,100 tons per annum 23,000 tons per annum	Approximately 2 years Approximately 8 years
Trial Production Line	1,500 tons per annum	Approximately 0 years

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

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2020, 2019 and 2018, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate
Production Line	2020	2019	2018	2020	2019	2018
Brückner Production Line	11,877	11,559	11,775	91.4%	88.9%	90.6%
DMT Production Line	13,942	14,286	13,862	86.6%	88.7%	86.1%
Dornier Production Line(1)	-	-	-	0.0%	0.0%	0.0%
Trial Production Line(2)	-	-	-	0.0%	0.0%	0.0%

(1)	The Dornier Production Line has not been able to continue its production since April 2015 due to lack of purchase orders and as a result, on December 20, 2020, we sold the Dornier Production Line by the way of the open bidding to a successful bidder, Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”). Subsequently, we entered into a Purchase Agreement dated January 16, 2021 with Huizhou Yidu Yuzheng pursuant to which we agreed that the dismantling and moving of the Dornier Production Line by Huizhou Yidu Yuzheng shall be completed by the end of May, 2021.

(2)	We entered into a Purchase Agreement dated January 18, 2021 with Huizhou Yidu Yuzheng pursuant to which Huizhou Yidu Yuzheng agreed to complete the dismantling and moving process of the Trial Production Line, which was made by Mitsubishi for R & D, by the end of May, 2021.

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

As of December 31, 2020, our product inspection and quality control department comprised of 17 employees. We have one manager, 13 quality inspectors, 2 procurement inspector and 1 after-sale personnel. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials and end products are of the quality to our customers’ satisfaction.

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

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 20-30 days and this replacement process takes about six to eight hours during which we will conduct routine maintenance. And each year we will conduct one comprehensive maintenance project for each production line which will cost five to ten days varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2020 (primarily for maintenance) was 6.0% of our overall production time.

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

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging which require films with excellent anti-static properties.

Reinforced coated printing film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing.

Metal-adhesion improved film	To improve the peel strength after metallized sealing. Mainly used for liquid packages.

Uvioresistant film	To prolong the time of yellowing resistance and hence increase the film duration of use.

UvioresistantHeat-sealable film used for FRP	Increase duration of use of heat-sealable film used for FRP

Our expenditure on research and development in 2020, 2019 and 2018 were as follows (in thousands):

	Year Ended		Year Ended	Year Ended
	December 31,		December 31,	December 31,
	2020		2019	2018
	RMB		RMB	RMB
Research and Development Expenses	11,413	(1)	9,449 (2)	14,553 (3)

(1) & (2) & (3) In addition to the above-mentioned expenses in 2020, 2019 and 2018 of RMB11,413, RMB9,449, and RMB14,553 , respectively, the R&D capital expenditure was RMB300, zero and RMB892, respectively.

We view research and development as an essential part of our business. We believe that higher investment in the equipment of our R&D center and in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of December 31, 2020, our sales department comprised of 9 employees in the domestic sales division, 3 employees in the overseas sales division and 1 for sales support. Our sales department is responsible for market penetration such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained close business relationship with our key customers.

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

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America and others. In 2020, sales from our domestic and overseas customers constituted approximately 92.0% and 8.0% of our annual revenue respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2020, 2019 and 2018:

	Percentage of Total Revenue (%)
	2020	2019	2018
Hunan Wujo Hi-Tech Materials Co., Ltd.	8.8	0.2	0.0
Hunan Hori New Materials Co., Ltd	6.1	5.3	5.6
Kolon Electronic Materials Co., Ltd.	5.2	3.6	4.5
Zhuhai Ruiming Technology Co., Ltd.	4.5	3.3	2.5
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	4.5	5.1	5.9

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

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2020, our losses due to returned products from our customers were approximately 0.37% of our total sales.

Marketing

We have the following marketing channels:

•	we regularly attend trade fairs and exhibitions as we believe that they serve as a good platform for us to exhibit our new products and expand our sales network. In addition, we participate in seminars, fairs and exhibitions to network with our potential and existing customers and to obtain up-to-date information on new products, market trends and consumer demand;

•	referrals from existing customers as well as business associates to generate sales opportunities; and

•	promotion through our corporate website. Information on our products and services are also found on our corporate website which allows us to reach out to potential domestic and overseas customers.

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

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2020, 2019 and 2018:

		Percentage of total purchases (%)
Supplier	Item	2020	2019	2018
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	48.1	58.3	43.3
Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch	PET resin and Additives	6.2	10.3	0.1
PetroChina Co Ltd North China chemical sales branch	PET resin and Additives	-	-	30.3

Weifang Power Supply Company.	Electric power	10.4	8.3	8.4

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

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw material purchases (%)
Main Raw Material	2020	2019	2018	Country
PET resin	77.3	77.1	80.1	PRC
Additives	22.7	22.9	19.9	PRC

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply or significant increase in demand of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2020 decrease by 28.3% compared to that in 2019.

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

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Print-ability	Fair	Excellent	Fair

Suitability for Metallizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2020.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

•	research and development capability;
•	quality and reliability of products;
•	technical/manufacturing capability;
•	industrial reputation; and
•	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

•	Dupont Hongji Films Foshan Co., Ltd.;

•	Yihua Toray Polyester Film Co., Ltd.; and

•	Shandong Fenghua Plastic Technology Co., Ltd.

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

D. Property, plant and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities is covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Part of our land use rights, plant, office buildings have been mortgaged to the banks in the PRC. As of December 31, 2020, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively. The total net value of mortgaged property is RMB47.5 million.

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

Overview

We develop, manufacture and distribute high-quality plastic film using the biaxially oriented stretch technique, otherwise known as BOPET film. Since the establishment of the Company, a substantial portion of our revenues has been derived from the sales of BOPET film. We sell majority of our BOPET film products to domestic customers in China with minority of them sold to Europe, Asia, North America and other overseas markets.

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

At the time of our initial public offering, we had obtained an opinion of PRC counsel with respect to the validity of the auction proceedings under PRC law, although you should read the description of the opinion and the subsequent development in March 2009 described under the title “Risk Factors — The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business”. Certain of the assumptions relied upon in providing that opinion have been called into question by the verdict referred to above.

On May 9, 2011, we received a notification from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”) regarding the transfer of the ownership of controlling shareholders.

According to the notification, our former controlling shareholders, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. As a result of the transfers, and based on the information provided by the Administration Company, 52.90% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.54% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.

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

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.54% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.54% of the outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang was appointed as the director of Easebright. This disclosure is based solely on information contained in a Schedule 13D filed by Shandong Fuhua with the SEC on December 30, 2014. Fuwei was informed by Easebright that Mr. Qingxin Dong has been the director since 2018.

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

On January 28, 2019, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Gold Glory Blockchain Inc. ("Gold Glory"), a California-headquartered company focused on blockchain technology applications and digital asset services. The Purchase Agreement would have resulted in the issuance by us of 9,500,000 new ordinary shares in exchange for all outstanding shares of Gold Glory. We concurrently entered into a Share Transfer Agreement (the “Transfer Agreement”) with Hong Kong Ruishang International Trade Co. Ltd. ("Ruishang"), the current majority owner of our equity shares. Pursuant to the Transfer Agreement, we agreed to sell, assign and deliver all shares of Fuwei Films (BVI) Co. Ltd. ("Fuwei BVI"), a subsidiary directly owned by us, plus cash consideration of USD3 million to Ruishang, in exchange for all 1,728,126 ordinary shares of the Company owned by Ruishang, representing 52.9% of our outstanding shares. This transaction would have effectively transfer our existing business to Ruishang, after which we will only own the shares of Gold Glory. We, subsequently, terminated the Purchase Agreement and transaction contemplated thereby by providing a notice of termination to Gold Glory in March 2021 as Gold Glory failed to provide its audited financial reports within the agreed period and as a result, the transaction could not be executed as originally planned.

On July 2, 2020, we received a notification from Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”) with respect to an ownership transfer from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng of our 52.9% controlling outstanding ordinary shares (the “Shares”). It is noted that SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the Shares through Hongkong Ruishang.

On March 31, 2021, we announced that the Company has entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited (“Enesoon”), a British Virgin Islands company directly and indirectly holding subsidiaries in China primarily engaged in green thermal energy storage businesses, and Enesoon’s shareholders. The Purchase Agreement will result in the issuance by the Company of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of Enesoon. As a result of this transaction, the former shareholders of Enesoon will beneficially own in the aggregate approximately 97.1% of the Company’s outstanding shares.

The closing of the transactions contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions.

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

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2020, 2019 and 2018, the total cost of raw materials made up approximately 70.0%, 74.3%, and 72.6% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 77.3% and 22.7%, respectively, of our total cost of raw materials in 2020. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in textile industry and accordingly the demand from that industry will also affect the price of PET resin.

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

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol and beverage and electronics industry such as the light-resistant dry film which is used in printed circuit board also significantly increased. In the fiscal years ended December 31, 2020, 2019 and 2018, approximately 92.0%, 85.8% and 86.4%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and will decrease the demand for our products.

Production Capacity and Utilization Rates

Our sales volume is limited by our operational annual production capacity and this depends largely on supply and demand in the market. The Dornier Production Line has not been able to continue its production since April 2015 due to lack of purchase orders which is the result of greater supply than demand in the market. On December 20, 2020, we sold the Dornier Production Line by the way of the open bidding to a successful bidder, Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”). Subsequently, we entered into a Purchase Agreement dated January 16, 2021 with Huizhou Yidu Yuzheng pursuant to which we agreed that the dismantling and moving of the Dornier Production Line by Huizhou Yidu Yuzheng shall be completed by the end of May, 2021. On January 18, 2021, we entered into Purchase Agreements with Huizhou Yidu Yuzheng pursuant to which Huizhou Yidu Yuzheng agreed to complete the dismantling and moving process of the Trial Production Line, which was made by Mitsubishi for R & D, by the end of May, 2021.

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

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Materials costs	70.0%	74.3%	72.6%
Energy expense	11.2%	8.9%	8.5%
Factory overhead	7.6%	9.4%	9.8%
Packaging materials	5.0%	4.0%	4.6%
Direct labor	6.2%	3.4%	4.5%

 Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 77.3% and 22.7%, respectively of our total materials costs in 2020.

Energy expense

Energy expense includes electricity, gas and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2020, the depreciation expense and repair and maintenance expenditure accounted for 45.8% and 28.4% of factory overhead, respectively.

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

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.5%, 2.9% and 2.1% in 2020, 2019 and 2018, respectively.

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

As of December 31, 2020, our largest trade debtor was Hunan Wujo Hi-Tech Materials Co., Ltd., a company based in China. The balance of trade receivables from Hunan Hori New Materials Co., Ltd. was RMB3.9 million.

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

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2020, 2019 and 2018 is as follows (in thousands):

	December 31, 2020		December 31, 2019	December 31, 2018
	RMB	US$	RMB	RMB
Balance at beginning of year	833	127	1,847	2,467
Bad debt expense (recovery)	(348)	(53)	(1,014)	(620)
Write-offs	-	-	-	-

Balance at end of year	485	74	833	1,847

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

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,
	2020	2019	2018

	(% of Total Revenue)
Gross profit	40.6	24.9	16.4
Operating expenses	34.2	18.0	19.8
Other expense	(2.3)	(2.8)	(2.2)
Income tax benefit (loss)	1.8	(0.7)	(1.1)
Net income (loss)	5.8	3.4	(6.6)

Fiscal year ended 2020 compared to fiscal year ended 2019

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2020			2019
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	95,459	14,629	28.3%	116,681	34.8%
Printing film	21,968	3,367	6.5%	33,877	10.1%
Metallized film	3,927	602	1.2%	5,493	1.6%
Specialty film	204,686	31,370	60.8%	162,432	48.4%
Base film for other applications	10,715	1,642	3.2%	17,137	5.1%
	336,755	51,610	100%	335,620	100%

During the fiscal year ended December 31, 2020, net revenues were RMB336.8 million (US$51.6 million), compared to RMB335.6 million in 2019, representing an increase of RMB1.2 million or 0.4%. The decrease in average sales price caused a decrease of RMB0.5 million, which was more than offset by an increase of RMB1.7 million that resulted from the increase in sales volume.

In 2020, sales of specialty films were RMB204.7 million (US$31.4 million) or 60.8% of our total revenues as compared to RMB162.4 million or 48.4% in 2019, which was an increase of RMB42.3 million, or 26.0% higher than 2019. The increase of sales volume led to an increase of RMB49.2 million, which was offset in part by a decrease of RMB6.9 million that resulted from the decline in average sales price.

Overseas sales were RMB27.0 million (US$4.1 million) or 8.0% of total revenues, compared with RMB47.6 million or 14.2% of total revenues in 2019. The increase of average sales price caused an increase of RMB0.6 million and the decrease of sales volume caused a decrease of RMB21.2 million.

The following is a breakdown of domestic versus overseas sales for the years ended December 31, 2020 and 2019 (amounts in thousands):

	For the year ended December 31,
	2020			2019
	RMB	US$	% of Total	RMB	% of Total
Sales in China	309,801	47,479	92.0%	288,066	85.8%
Sales in other countries	26,954	4,131	8.0%	47,554	14.2%
	336,755	51,610	100.0%	335,620	100.0%

Cost of Goods Sold

Cost of goods sold during 2020 totaled RMB200.1 million (US$30.7 million) as compared to RMB252.0 million in the prior year. This was RMB51.9 million or 20.6% lower than 2019. The decline in unit cost of goods sold caused a decrease of RMB53.2 million and the increase of sales volume led to an increase of RMB1.3 million. The decrease of cost of goods was mainly due to the price decrease of raw materials.

Gross Profit

Our gross profit for the year ended December 31, 2020 was RMB136.7 million (US$21.0 million), compared to RMB 83.6 million in 2019. Our average unit sales price decreased by 0.2% compared to last year. The unit sales cost decreased by 21.0% due to the price decrease of main raw materials. Consequently, the decrease in cost of goods sold per unit in product exceeded that of sales price during 2020 compared with 2019, which contributed to the increase in our gross profit. Our gross margin was 40.6% for the year of 2020, as compared to a gross margin of 24.9% in 2019. Gross margin increased by 15.7 percentage points compared to the same period in 2019.

Operating Expenses

Our operating expenses during the year ended December 31, 2020 were RMB115.3 million, an increase of RMB54.8 million, or 90.6%, as compared to 2019. The increase was mainly due to the increased loss on impairment of assets held for sale.

Other Expense

Total other expense is a combination of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2020 was RMB7.9 million (US$1.2 million), compared to total other expense of RMB9.4 million in 2019. This decrease was mainly attributed to the increased interest income and decreased interest expense.

Income Tax Expense

Income tax profit during the year ended December 31, 2020 was RMB6.1 million (US$0.9 million) compared to income tax expense of RMB2.3 million during 2019, which was mainly attributable to tax effect of changes in deferred tax during 2020. We did not recognize deferred tax assets for the loss of previous years after considering the possibility of realizing the benefits under the conservatism principle.

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

During the fiscal year ended December 31, 2019, net revenues were RMB335.6 million (US$48.2 million), compared to RMB333.5 million in 2018, representing an increase of RMB2.1 million or 0.6%. The decrease in average sales price caused a decrease of RMB0.8 million, which was more than offset by an increase of RMB2.9 million that resulted from the increase in sales volume.

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

Other Expense

Total other expense is a combination of interest income, interest expense and others income (expense). Total other expense during the year ended December 31, 2019 was RMB9.4 million (US$1.4 million), compared to total other expense of RMB7.3 million in 2018. This increase was mainly attributed to the increased provision for obsolete stocks.

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

Our capital expenditures in 2020 were primarily financed through operating activities, short-term borrowings from financial institutions and related party. The interest rates of short-term borrowings from financial institutions during the three-year period from 2018 to 2020 ranged from 5.22% to 6.5%, and these borrowings may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT and Dornier production lines and working capital needs. As of December 31, 2020, we had borrowing of RMB65.0 million from Bank of Weifang.

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

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer relationship between the Company and Shandong SNTON.

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer, the related accounts payable to Shanghai Meicheng as of December 31, 2020 was RMB73.6 million (US$11.3 million) after paying back part of the loan.

The credit line amounting to RMB95.0 million (US$13.6 million) was granted by Bank of Weifang. The term is from July 2018 to July 2021. It was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. As of December 31, 2020, the amount of credit line granted by Bank of Weifang was all used.

We believe that, after taking into consideration our present and future banking facilities, borrowing from related party, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

A summary of our cash flows for 2020, 2019 and 2018 is as follows (in thousands):

	2020		2019	2018
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	117,536	18,014	54,366	25,381

Net cash (used in) provided by investing activities	(11,257)	(1,725)	(12,559)	(4,591)

Net cash provided by (used in) financing activities	(71,726)	(10,993)	(2,344)	(41,332)

Effect of foreign exchange rate changes	(1)	829	-	(2,014)

Net increase (decrease) in cash and cash equivalent	34,552	6,125	39,463	(22,556)

Cash and cash equivalent, restricted cash
At beginning of the year	86,371	12,407	46,908	69,464
At end of the year	120,923	18,532	86,371	46,908

Operating Activities

Net cash provided by operating activities was RMB117.5 million for the year ended December 31, 2020.

Net cash provided by operating activities was RMB54.4 million for the year ended December 31, 2019.

Net cash provided by operating activities was RMB25.4 million for the year ended December 31, 2018.

Investing Activities

Net cash used in investing activities was RMB11.3 million in 2020, mainly attributable to the increased expenditure of purchasing fixed assets.

Net cash used in investing activities was RMB12.6 million in 2019, mainly attributable to the increased expenditure of purchasing fixed assets.

Net cash used in investing activities was RMB4.6 million in 2018, mainly attributable to the increased expenditure of purchasing fixed assets.

Financing Activities

Net cash used in financing activities was RMB71.7 million for the year ended December 31, 2020, which was mainly due to changes in the amount of notes payable and loans from related party.

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

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2020, 2019 and 2018, approximately 92.0%, 85.8%, and 86.4%, respectively, of our revenue was denominated in RMB and the remainder was in US dollar. The proportion of raw materials we purchased within the PRC during 2020, 2019 and 2018 were 100%, 100%, and 100.0%, respectively. The remainder was purchased in US dollars.

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

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2020, 2019 and 2018 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2020, 2019 and 2018 were as follows (in thousands):

	For the year ended December 31,
	2020	2019	2018
	RMB	RMB	RMB
Buildings	-	-	-
Plant and equipment	9,965	8,149	5,103
Motor vehicles	830	310	56
Assets under construction	-	-	4,819
Others (computer and furniture fittings)	1,343	5,258	748
Total	12,138	13,717	10,726

The following table summarizes our contractual commitments as of December 31, 2020 and the effects caused by those commitments that are expected to have on our liquidity and cash flow in future periods:

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years

	(RMB in thousands)
Equipment Purchase Contract(i)	1,010	1,010	-	-	-
Due to related parties(ii)
-Principal	50,000	50,000
-Interest(iii)	2,610	2,610
Bank loans(ii)
-Principal	65,000	65,000
-Interest(iii)	4,225	4,225			-
Notes payable	15,000	15,000
Operating leases(iv)	55	55		-	-
Total	137,900	137,900

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by bank borrowings or by funds generated from business operations.

(ii)	We have a secured short-term loan of RMB65.0 million as of December 31, 2020. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. December 31, 2020, our principal of loans from related parties was RMB50.0 million and the interest was RMB23.6 million.

(iii)	The interest expenses are estimated based on the interest rate of borrowings adopted by the People’s Bank of China on December 31, 2020 plus an estimated risk premium on borrowing.

(iv)	The operating leases mainly relate to our rental of staff dorms. The term of these leases typically ranges from 1 year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.5%, 2.9% and 2.1% in 2020, 2019 and 2018, respectively.

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

Leases

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We adopted the provision of ASU 2016-02.The adoption of ASU 2016-02 did not have a material impact on our consolidated financial statements.

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

In February 2020, the FASB issued ASU 2020-02, “Financial Statements - Credit losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Relating to Accounting Standards Update No. 2016-02, Leases (Topic 842)” (“ASU 2020-02”), which provides guidance on the measurement and requirements related to credit losses. The new guidance was effective upon issuance of this final accounting standards update. The Company has adopted this standard and the adoption did not have a material impact on its condensed consolidated financial statements or disclosures.

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

As of the date of this Annual Report, we have received 23 patents from the PRC authorities.

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

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged especially in countries such as India and China which attributed to more supply than demand and reduced prices in the market. For the past few years, the status of supply over demand has been improved. We expect that in the next two to three years, the global BOPET production capacity will continue to increase.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position
Lei Yan (1)	40	Chairman, Director and Chief Executive Officer
Jingjing Cheng (2)	36	Chief Financial Officer and Director

Tee Chuang Khoo (3)(4)	75	Independent Director

Junying Liu (3)(4)(5)	68	Independent Director

Lihang Geng (3)(6) Zhimei Liu	51 49	Independent Director President of Shandong Fuwei

Yong Jiang	47	Board Secretary and Vice President of Shandong Fuwei

Yong Li	46	Vice President of Shandong Fuwei

(1)	Mr. Lei Yan was appointed to serve as the Company’s Chief Executive Officer and Chairman of the Board of Directors effective July 21, 2020 to fill the vacancy caused by Mr. Zengyong Wang’s resignation as the Company’s Chief Executive Officer and Chairman of the Board of Directors, effective July 20, 2020.
(2)	Ms. Jingjing Cheng was appointed to serve as the Company’s Chief Financial Officer and director effective July 21, 2020 to fill the vacancy caused by Mr. Benjie Dong’s resignation as the Company’s Chief Financial Officer and director effective July 20, 2020.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Corporate Governance and Nominating Committee.
(6)	Mr. Lihang Geng was appointed to serve as a member of the Audit Committee, effective September 22, 2020 to fill the vacancy caused by Mr. Jianguo Zhang’s resignation as the Company’s director and as a member of the Audit Committee, effective September 21, 2020

Mr. Lei Yan has been our Chief Executive Officer and Chairman of the board since July 21, 2020. Mr. Yan has been the President of Shanghai Meicheng Enterprise Management Co., Ltd., since January 2020, where he is responsible for overall business management. Since April 2019, Mr. Yan has been the Director and President of Shandong Shengjia Industrial Park Management Co., Ltd., where he oversees business management. He has been the Vice President of Shandong Hualong Group Co., Ltd. since 2013, where he is in charge of business administration and market expansion. He was also the director of marketing of Shandong Hualong from 2008 to 2013. From 2003 to 2008, he served as marketing manager, marketing salesman of the marketing department for Shandong Hualong. Mr. Yan studied business administration for his Master course at Korea Daebul University in South Korea. He studied Business Management at China University of Petroleum from 2008 to 2010 for his undergraduate course. In 2003, he graduated from Hubei University of Economics where his major was Accounting Computerization.

Ms. Jingjing Cheng has been our Chief Financial Officer and director since July 21, 2020. Ms. Cheng has been the Director and Chief Financial Officer of Shanghai Meicheng Enterprise Management Co., Ltd. since January 2020, where she is responsible for finance management. Since April 2019, Ms. Cheng has been the Chief Financial Officer and Vice President of Shandong Shengjia Industrial Park Management Co., Ltd., where she is responsible for finance management and operation management. Previously, she was the Chief Financial Officer and Vice President of Beijing Baitetongchuang Marketing Plan Co., Ltd., where she oversaw finance management. From March 2008 to March 2013, she served as an accountant in Shandong Hualong Group Co., Ltd. Ms. Cheng was the assistant of President at Baosheng Clothes (Qingdao) Co., Ltd. from September 2005 to March 2008. Ms. Cheng studied Human Resource Management at Tianjin University. From 2017 to 2020 for her undergraduate course. She studied Accounting Computerization at Shandong Women’s University from 2002 to 2005.

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

Mr. Lihang Geng has been a director of our Company since September 22, 2020. He has been the professor and doctoral supervisor of Civil, Commercial and Economic Law School in China University of Political Science and Law since May 2017. From September 2011 to May 2017, he was the professor and doctoral supervisor of Law School of Shandong University. Mr. Geng was the assistant president of the court, a member of Adjudication Committee and deputy bureau level judge at Jinan Intermediate People's Court for the Double Thousand Plan of Committee of Political and Legislative Affairs from May 2014 to May 2015. From July 2004 to July 2011, Mr. Geng was the associate professor and master supervisor of law school in Central University of Finance and Economics. He was a legal officer at law department of China National Technical Import and Export Corporation from July 1998 to July 2001. Mr. Geng is a member of Committee of Cases Study, Securities Law Society and China Banking Law Society, all branches of China Law Society. From 2012 to 2018, he was the chairman, executive member of Shandong Civil and Commercial Law Research Association and the deputy chairman, executive member of Shandong Economics Law Research Association. Mr. Geng was a visiting scholar at Law School of Virginia University from September 2008 to September 2009. He studied at China University of Political Science and Law for his Doctor of Law from September 2001 to July 2004. He received his master in law at China University of Political Science and Law in 1998. He received his bachelor degree from School of Energy and Power of Xi`an Jiaotong University in 1992.

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

Yong Li has been the vice president and in charge of production department and electrical & mechanical engineering department of Shandong Fuwei since March 2020. He was assistant president and senior manager of electrical & mechanical engineering department for Shandong Fuwei from 2016 to February 2020. From 2003 to 2015, he served as the deputy manager, manager and senior manager of the electrical & mechanical engineering department for Shandong Fuwei. In 1997, he joined Weifang Neoluck Plastic Co., Ltd. where he was responsible for electrical & mechanical engineering and equipment management. In December 2011, Mr. Jiang obtained his graduate degree of engineering from Qingdao University of Science and Technology. In 1997, he graduated from North China Institute of Aerospace Engineering (NCIAE) where his major was testing technology and precision instruments.

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

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo (chairman), Junying Liu and Lihang Geng. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit Committee is responsible for, among other things:

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 8 persons for the year ended December 31, 2020 was approximately RMB1.5 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Employment and Service Agreements

Executive Officers

Mr. Lei Yan was appointed as the Chairman of our Board and Shandong Fuwei in July 2020. Mr. Lei Yan has entered into Service Agreement with the Company. Mr. Yan is entitled to receive an annual salary of RMB312,000

Ms. Zhimei Liu was appointed as the President of Shandong Fuwei in December 2014. Ms. Zhimei Liu has entered into Service Agreement with Shandong Fuwei. Ms. Zhimei Liu was paid an annual salary of RMB421,000 in 2020.

Ms. Jingjing Cheng has entered into Service Agreement with Shanghai Meicheng and her salary is paid by Shanghai Meicheng.

We have also entered into Service Agreements with our other executive officers. Mr. Yong Jiang renewed his service agreement with the Company in December 2011 with an unspecified term. Effective July 2020, Mr. Yong Jiang was entitled to an annual salary of RMB386,000. The annual salary of Mr. Yong Jiang may be adjusted at the discretion of our Compensation Committee. We may pay him discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee.

Mr. Yong Li has entered into a service agreement with Shandong Fuwei with an unspecified term. Mr. Yong Li is entitled to an annual salary of RMB325,000.

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

D. Employees

As of December 31, 2020, our total staff consisted of 208 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.  Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 22, 2021, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. Percentage of beneficial ownership is based on 3,265,837 ordinary shares outstanding as of April 22, 2021.

Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Lei Yan(1)	—		—
Jingjing Cheng (2)	—		—
Tee Chuang Khoo	—		—
Junying Liu	—		—
Lihang Geng	—		—
Yong Jiang	—		—
All directors and executive officers as a group (6 persons)	—		—
5% Shareholders:
Hongkong Ruishang International Trade Co., Ltd., Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	1,728,126	(3)	52.9%
Shandong Fuhua Investment Company Limited, No.189 Dongfeng East Street, Weifang, Shandong, People’s Republic of China.	409,375	(4)	12.54%

(1) Mr. Lei Yan was appointed to serve as the Company’s Chief Executive Officer and Chairman of the Board of Directors effective July 21, 2020 to fill the vacancy caused by Mr. Zengyong Wang’s resignation as the Company’s Chief Executive Officer and Chairman of the Board of Directors, effective July 20, 2020.

(2) Ms. Jingjing Cheng was appointed to serve as the Company’s Chief Financial Officer and director effective July 21, 2020 to fill the vacancy caused by Mr. Benjie Dong’s resignation as the Company’s Chief Financial Officer and director effective July 20, 2020.

(3) On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. This information was derived from a Schedule 13D/A jointly filed by Apex Glory, Hongkong Ruishang, Shanghai Meicheng and Miaomiao Yan on July 6, 2020 with the SEC.

(4) Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Company’s 409,375 ordinary shares (reflecting the Reverse Stock Split) through an ownership transfer from the Administration Company. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 409,375 ordinary shares of the Company through Easebright. Mr. Jingang Yang was a director of Easebright. This information was derived from a Schedule 13D filed by Shandong Fuhua on December 30, 2014 with the SEC. Fuwei was informed by Easebright that Mr. Qingxin Dong replaced Mr. Jingang Yang in 2018.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January 1, 2014 and ending December 31, 2020.

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

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer any relationship between the Company and Shandong SNTON.

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer, the related accounts payable to Shanghai Meicheng as of December 31, 2020 was RMB73.6 million (US$11.3 million) after paying back part of the loan.

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

As a result, we have authorized capital of 5,000,000 ordinary shares, par value US$0.519008 per share. As of April 22, 2021, 3,265,837 ordinary shares were issued and outstanding.

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Year Ended)	High	Low
December 31, 2020	$14.43	$1.56
December 31, 2019	$7.37	$1.77
December 31, 2018	$4.93	$1.70

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

Ordinary Shares
(Quarter Ended)	High	Low
March 31, 2019	$3.24	$1.95
June 30, 2019	$3.10	$1.77
September 30, 2019	$7.37	$1.77
December 31, 2019	$4.35	$2.46
March 31, 2020	$3.58	$1.56
June 30, 2020	$10.49	$1.73
September 30, 2020	$6.49	$3.43
December 31, 2020	$14.43	$3.52

 For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares
(Month Ended)	High	Low
November 30, 2020	$4.19	$7.19
December 31, 2020	$5.50	$14.43
January 31, 2021	$12.22	$8.05
February 28, 2021	$17.12	$9.08
March 31, 2021	$12.22	$8.51
April 20, 2021	$11.45	$9.50

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

B. Memorandum and Articles of Association.

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Act, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act. We have filed copies of our complete Memorandum and Articles of Association as exhibits to our Annual Report on Form 20-F for the year ended 2006 filed with the SEC on April 2, 2007.

As of the date of this Annual Report, our authorized share capital consisted of 5,000,000 ordinary shares, par value US$0.519008 per share (reflecting the Reverse Stock Split). As of the date of this Annual Report, 3,265,837ordinary shares (reflecting the Reverse Stock Split) were issued and outstanding, and no preference shares were issued and outstanding.

Ordinary Shares

We were incorporated under the laws of the Cayman Islands as an exempted company. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Act, including the filing of any annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

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

Subject to the Companies Act, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

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

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Act;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Act, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner authorized by law.

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

Share Repurchase

We are empowered by the Companies Act and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Act, we may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

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

Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Act and the rules of the NASDAQ Capital Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional ordinary shares from time to time as our board of directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Differences in Corporate Law

The Companies Act is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States, such as in the State of Delaware.

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

In general, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Act contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

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

Interested Directors

There are no provisions under the Companies Act that require a director who is interested in a transaction entered into by a Cayman Islands company to disclose his interest. However, under our amended and restated memorandum and articles of association, our directors are required to do so, and in the event that they do not do so it may render such director liable to such company for any profit realized pursuant to such transaction.

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

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote or such higher majority as is specified in the articles of association; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

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

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders.  For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

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

The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

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

Shareholder Proposals

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent

The Companies Act allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

In comparison, Delaware law permits shareholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

Calling of Special Shareholders Meetings

The Companies Act does not have provisions governing the proceedings of shareholders meetings that are usually provided in the articles of association.

In comparison, Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Staggered Board of Directors

The Companies Act does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

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

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer any relationship between the Company and Shandong SNTON.

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer, the related accounts payable to Shanghai Meicheng as of December 31, 2020 was RMB73.6 million (US$11.3 million) after paying back part of the loan.

We obtained three short-term loans from Bank of Weifang in June 2020 and July 2020 for the total amount of RMB65.0 million (US$9.34 million). The principal amount of the above short-term loans is repayable at the end of the loan period, and is secured by property, plant and equipment, and lease prepayments.

The credit line amounting to RMB95.0 million (US$13.6 million) granted by Bank of Weifang was from July 2018 to July 2021. It was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. As of December 31, 2020, the amount of credit line granted by Bank of Weifang was all used.

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

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2019 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2020 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2020) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 2.5%, 2.9% and 2.1% in 2020, 2019 and 2018, respectively.

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

Item 12. Description of Securities Other than Equity Securities

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D. American Depositary Shares

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria and framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2020 due to the material weakness described below.

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

The Company’s independent auditor, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”), has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2020.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Item 16 [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has nominated Tee Chuang Khoo, Junying Liu, and Lihang Geng as members of the Audit Committee, all of whom are “independent” under the rules of Nasdaq Marketplace Rule 4200(a) (15). In addition, Tee Chuang Khoo qualifies as an audit committee as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

The Code of Ethics for the members of our Board of Directors and Officers was approved by our Board of Directors on March 27, 2007.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fee of our current independent registered public accounting firm, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) in connection with review and audit fee for 2020 was US$140,000. The audit fee of Haoxin and previous independent registered public accounting firm, KSP Group, Inc. (“KSP”) in connection with review and audit fee for 2019 was US$140,000.

Audit-Related Fees

The audit related fee of Haoxin including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2020 amounted to US$161. The audit related fee of KSP including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2019 amounted to US$2,738.

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

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and Subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2020, 2019 and 2018.

Consolidated Balance Sheets as of December 31, 2020 and 2019.

Consolidated Statements of Cash Flows for the year ended December 31, 2020, 2019 and 2018.

Consolidated Statements of Equity for the year ended December 31, 2020, 2019 and 2018

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

2.1	Description of Securities.*

4.1	Form of Underwriting Agreement. (1)

4.2	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.3	Loan Agreement between Bank of Communications and Fuwei Films (Shandong) Co., Ltd. dated January 15, 2007 (3)

4.4	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003 (2)

4.5	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004 (2)

4.6	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.7	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He (2)

4.8	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang (2)

4.9	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang (2)

4.10	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005 (2)

4.11	Credit Letter from Communication Bank of China dated May 8, 2006 (2)

4.12	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated January 20, 2007 (4)

4.13	Amendment to the Contract of January 20, 2007 between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated February 2, 2007 (4)

4.14	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated July 16, 2008 (4)

4.15	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated July 18, 2008 (4)

4.16	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated December 2, 2008 (4)

4.17	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 13, 2009 (4)

4.18	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang City Commercial Bank, dated January 16, 2009 (4)

4.19	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.20	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 9, 2009 (5)

4.21	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and the Weifang Dongfang State-owned Assets Management Co., Ltd., dated November 20, 2009 (5)

4.22	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated January 13, 2010 (5)

4.23	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.24	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.25	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated June 7, 2010 (6)

4.26	Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated March 30, 2011 (7)

4.27	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.28	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.29	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 25, 2011 (8)

4.30	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated May 30, 2011 (8)

4.31	Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Bank of Communications, dated April 26, 2011 (8)

4.32	Amendment No. 1 to the Contract between Fuwei Films (Shandong) Co., Ltd. and Lindauer Dornier GmbH, dated July 22, 2011 (9)

4.33	Entrusted Loan Contract between Fuwei Films (Shandong) Co., Ltd. and Weifang High-Tech Investment Co., Ltd. dated October 28, 2011 (10)

4.34	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013. (11)

4.35	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013. (11)

4.36	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013.(11)

4.37	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013. (11)

4.38	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013. (11)

4.39	Letter of Commitment between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 1, 2014. (12)

4.40	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 2, 2014. (12)

4.41	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated May 20, 2014. (12)

4.42	Use of Capital Supplemental Agreement for an amount of RMB105,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Group Co., Ltd. dated March 9, 2015. (13)

4.43	Use of Capital Supplemental Agreement for an amount of RMB15,000,000 between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated March 9, 2015. (13)

4.44	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 15, 2016. (14)

4.45	Loan Contracts between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 20, 2016. (14)

4.46	Loan Contract No.20170728124 between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 28, 2017 . (15)

4.47	Securities Purchase Agreement, dated January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd., and Gold Glory Blockchain Inc. (16)

4.48	Share Transfer Agreement, dated January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd., and Hong Kong Ruishang International Trade Co. Ltd. (16)

4.49	Securities Purchase Agreement, dated March 31, 2021, by and among Fuwei Films (Holdings) Co., Ltd., Enesoon New Energy Limited an certain shareholder of the Company. (17)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *

101.INS	XBRL Instance *
101.SCH	XBRL Taxonomy Extension Schema *
101.CAL	XBRL Taxonomy Extension Calculation *
101.DEF	XBRL Taxonomy Extension Definition *
101.LAB	XBRL Taxonomy Extension Labels *
101.PRE	XBRL Taxonomy Extension Presentation *

(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.

(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.

(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on April 2, 2007.

(4)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2008 filed with the SEC on March 30, 2009.

(5)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 21, 2010.

(6)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

(7)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended March 31, 2011 filed with the SEC on May 10, 2011.

(8)	Filed with the Company’s Quarterly Report on Form 6-Kfor the quarter ended June 30, 2011 filed with the SEC on August 10, 2011.

(9)	Filed with the Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2011 filed with the SEC on September 4, 2012. Certain portions of this Exhibit were omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Securities and Exchange Commission.

(10)	Filed with the Company’s Annual Report on Form 20-F for the year December 31, 2011 filed with the SEC on April 12, 2012.

(11)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2013 filed with the SEC on August 22, 2013.

(12)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended June 30, 2014 filed with the SEC on August 21, 2014.

(13)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2015 filed with the SEC on May 21, 2015.

(14)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2016 filed with the SEC on November 28, 2016.

(15)	Filed with the Company’s Quarterly Report on Form 6-K for the quarter ended September 30, 2017 filed with the SEC on November 28, 2017.

(16)	Filed with the Company’s Quarterly Report on Form 6-K filed with the SEC on January 30, 2019. *

(17)	Filed with the Company’s Form 6-K filed with the SEC on April 5, 2021.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer

By:	/s/ Jingjing Cheng
Name: Jingjing Cheng
Title: Chief Financial Officer

Dated: April 22, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Fuwei Films (Holdings) Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020 including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

/s/Shandong Haoxin Certified Public Accountants Co., Ltd.
Weifang, the People’s Republic of China
April 22, 2021

We have served as the Company's auditor since 2020.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

(amounts in thousands, except share and per share data)

		December 31, 2020		December 31, 2019
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		113,423	17,383	60,871
Restricted cash		7,500	1,149	25,500
Accounts and bills receivable, net	4	32,393	4,964	26,960
Inventories	5	25,436	3,898	23,584
Advance to suppliers	10	7,359	1,128	6,277
Prepayments and other receivables	6	1,103	169	1,058
Assets held for sale	7	122,919	18,838	-
Deferred tax assets – current	19	6,947	1,065	1,266
Total current assets		317,080	48,594	145,516
Property, plant and equipment, net	8	111,308	17,059	302,642
Construction in progress	8	-	-	-
Lease prepayments, net	9	15,219	2,332	15,762
Advance to suppliers - long term, net	10	1,542	236	1,542
Deferred tax assets - non current	19	507	78	509
Total assets		445,656	68,299	465,971
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	11	65,000	9,962	65,000
Due to related parties	20	73,571	11,275	119,297
Accounts payables		25,730	3,943	19,532
Notes payable	12	15,000	2,299	41,000
Advance from customers		9,297	1,425	5,204
Accrued expenses and other payables	13	27,400	4,199	5,454
Total current liabilities		215,998	33,103	255,487
Deferred tax liabilities	19	1,854	284	2,290
Total liabilities		217,852	33,387	257,777
Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,042	13,323
Additional paid-in capital		311,907	47,802	311,907
Statutory reserve		37,441	5,738	37,441
Retained earnings		(135,707)	(20,798)	(155,317)
Cumulative translation adjustment		840	128	840
Total shareholders’ equity		227,804	34,912	208,194
Total equity		227,804	34,912	208,194
Total liabilities and equity		445,656	68,299	465,971

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2020, 2019 and 2018

(amounts in thousands, except share and per share data)

		The Year Ended December 31,
	Notes	2020		2019	2018
		RMB	US$	RMB	RMB
Net sales	14	336,755	51,610	335,620	333,522
Cost of sales	15,16	200,056	30,660	252,010	278,834
Gross profit		136,699	20,950	83,610	54,688
Operating expenses:
Selling expenses	15,16	17,483	2,679	13,721	13,363
Administrative expenses		59,865	9,175	46,794	52,593
Loss on assets held for sale	17	37,951	5,816	-	-
Total operating expenses		115,299	17,670	60,515	65,956
Operating income (loss)		21,400	3,280	23,095	(11,268)
Other income (expense):
- Interest income		2,145	329	1,106	1,225
- Interest expense	18	(8,490)	(1,301)	(8,892)	(9,766)
- Others income (expense), net		(1,560)	(239)	(1,621)	1,255
Total other income (expense)		(7,905)	(1,211)	(9,407)	(7,286)
Income (loss) before provision for income taxes		13,495	2,069	13,688	(18,554)
Income tax (expense) benefit	19	6,115	937	(2,325)	(3,618)
Net income (loss)		19,610	3,006	11,363	(22,172)
Net income (loss) attributable to noncontrolling interests		-	-	-	-
Net income (loss) attributable to the Company		19,610	3,006	11,363	(22,172)
Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		-	-	-	-
- Foreign currency translation adjustments attributable to the Company		-	-	-	(2,026)
Comprehensive income (loss) attributable to non-controlling interest		-	-	-	-
Comprehensive income (loss) attribute to the Company		19,610	3,006	11,363	(24,198)
Net earnings (loss) per share, Basic and diluted	25	6.00	0.92	3.48	(6.79)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2020, 2019 and 2018

(amounts in thousands, except share data)

	Ordinary Shares
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income	Total shareholders' equity	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	3,265,837	13,323	311,907	37,441	(166,680)	840	196,831	-	196,831
Net income (loss)	-	-	-	-	11,363	-	11,363	-	11,363
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2019	3,265,837	13,323	311,907	37,441	(155,317)	840	208,194	-	208,194
Net income (loss)	-	-	-	-	19,610	-	19,610	-	19,610
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2020	3,265,837	13,323	311,907	37,441	(135,707)	840	227,804	-	227,804
Balance as of December 31, 2020 US$	3,265,837	2,042	47,802	5,738	(20,798)	128	34,912	-	34,912

See accompanying notes to the consolidated financial statements.

 FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

(Amounts in thousands)

	The Years Ended December 31,
	2020		2019	2018
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net income (loss)	19,610	3,006	11,363	(22,172)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities

- Loss on assets held for sale impairment	37,951	5,816	-	-
- Depreciation of property, plant and equipment	41,722	6,394	41,451	44,509
- Amortization of intangible assets	534	82	534	534
- Deferred income taxes (benefit)	(6,115)	(937)	2,325	3,617
- Bad debt (recovery) expense	578	89	(1,014)	(620)
- Inventory provision	267	41	1,489	-
Changes in operating assets and liabilities
- Investment income recorded on Fuwei Holdings' book	-	-	-	-
- Accounts and bills receivable	(5,086)	(779)	(3,319)	(1,884)
- Inventories	(2,119)	(325)	(399)	(96)
- Advance to suppliers	(2,009)	(308)	(583)	(1,796)
- Prepaid expenses and other current assets	(35)	(5)	10	161
- Accounts payable	6,198	950	(1,217)	3,278
- Accrued expenses and other payables	21,938	3,362	(302)	(850)
- Advance from customers	4,093	627	3,344	(117)
- Tax payable	9	1	684	817

Net cash provided by (used in) operating activities	117,536	18,014	54,366	25,381

Cash flow from investing activities
Purchases of property, plant and equipment	(11,257)	(1,725)	(12,925)	(4,619)
Advanced to suppliers - non current	-	-	-	28
Amount change in construction in progress	-	-	366	-

Deposit for purchase	-	-	-	-

Net cash used in (provided by) investing activities	(11,257)	(1,725)	(12,559)	(4,591)

Cash flow from financing activities
Principal payments of bank loans	-	-	-	-
Proceeds from short-term bank loans	-	-	50	14,950
Proceeds from related party	(45,726)	(7,008)	4,606	(36,382)
Payment of capital lease obligation	-	-	-	-
Change in notes payable	(26,000)	(3,985)	(7,000)	(19,900)

Net cash provided by (used in) financing activities	(71,726)	(10,993)	(2,344)	(41,332)

Effect of foreign exchange rate changes	(1)	829	-	(2,014)

Net increase (decrease) in cash and cash equivalent, restricted cash	34,552	6,125	39,463	(22,556)

Cash and cash equivalent,and restricted cash
At beginning of period/year	86,371	12,407	46,908	69,464
At end of period/year	120,923	18,532	86,371	46,908

SUPPLEMENTARY DISCLOSURE:
Interest paid	8,490	1,301	8,892	9,766
Income tax paid	-	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	155	1,010	1,010
Obligations for acquired equipment under capital lease:	-	-	-	-

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

(1) Principal Activities and Reorganization

Fuwei Films (Holdings) Co., Ltd and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd.

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

On July 2, 2020, the Company received a notification from Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”) with respect to an ownership transfer from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng of the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”). It is noted that SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the Shares through Hongkong Ruishang.

On May 14, 2014, the Company announced that it received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of the Company’s 12.54% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.54% of the outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang was appointed as the director of Easebright. Fuwei was informed by Easebright that Mr. Qingxin Dong has replaced Mr. Jingang Yang since 2018.

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

For the convenience of the readers, the RMB amounts for the year of 2020 included in the accompanying consolidated financial statements in our annual report has been translated into U.S. dollars at the rate of US$1.00 = RMB 6.5250, being the noon buy rate for U.S. dollars in effect on December 31, 2020 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2020, or at any other date.

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

As of December 31, 2020 and 2019, there were cash and cash equivalents of RMB113,423 (US$17,383) and RMB60,871, respectively.

As of December 31, 2020 and 2019, there were restricted cash of RMB7,500 (US$1,149) and RMB25,500, respectively, as deposit in bank for banker’s acceptance bill.

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

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2020 and 2019 was RMB485 (US74) and RMB833, respectively.

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

Depreciation related to abnormal amounts from idle capacity is charged to administrative expenses for the period incurred. Total depreciations for the years ended December 31, 2020, 2019 and 2018 were RMB41,722 (US$6,394), RMB41,451 and RMB44,509 respectively, of which 14.4%, 37.3% and 42.7% was recorded in cost of goods sold and 85.6%, 62.7% and 57.3% was recorded in administrative and selling expenses, respectively.

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

(j) Assets held for salec

As of December 31, 2020, assets of Dornier Production Line and the trial production line which was made by Mitsubishi for R & D met the criteria to be classified as held for sale in accordance with ASC 360-10 and are presented at the lower of the assets' carrying amount or fair value less cost to sell by segment in current assets.

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

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB11,413 (US$1,749), RMB9,449 and RMB14,553 for the year ended December 31, 2020, 2019 and 2018 and such costs were recorded in administrative expenses.

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

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2020 and 2019 consolidated financial statements to conform to the fiscal year 2020 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

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

In February 2020, the FASB issued ASU 2020-02, “Financial Statements - Credit losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Relating to Accounting Standards Update No. 2016-02, Leases (Topic 842)” (“ASU 2020-02”), which provides guidance on the measurement and requirements related to credit losses. The new guidance was effective upon issuance of this final accounting standards update. The Company has adopted this standard and the adoption did not have a material impact on its condensed consolidated financial statements or disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2020		December 31, 2019
	RMB	US$	RMB
Accounts receivable	15,331	2,349	13,990
Less: Allowance for doubtful accounts	(485)	(74)	(833)
	14,846	2,275	13,157

Bills receivable	17,547	2,689	13,803
	32,393	4,964	26,960

An analysis of the allowance for doubtful accounts for 2020, 2019 and 2018 is as follows:

	December 31, 2020		December 31, 2019	December 31, 2018
	RMB	US$	RMB	RMB
Balance at beginning of year	833	127	1,847	2,467
Bad debt (recovery) expense	(348)	(53)	(1,014)	(620)
Write-offs	-	-	-	-

Balance at end of year	485	74	833	1,847

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31, 2020		December 31, 2019
	RMB	US$	RMB
Raw materials	21,018	3,221	19,108
Work-in-progress	1,233	189	1,152
Finished goods	10,187	1,561	10,041
Consumables and spare parts	874	134	892
Allowance for obsolescence	(7,876)	(1,207)	(7,609)
	25,436	3,898	23,584

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31, 2020		December 31, 2019
	RMB	US$	RMB
Lease prepayments, current portion	534	82	524
Other receivables	569	87	534
	1,103	169	1,058

(7) Assets Held for Sale

On November 30, 2020 our Board approved and authorized to sell the Dornier Production Line and the trial production line by the way of open tendering at a realizable price. On December 20, 2020, Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”) won the bidding at a total price of RMB141,100 (or approximately US$21,625) for the Dornier Production Line and the trial production line.

As of December 31, 2020, assets of Dornier Production Line and the trial production line which was made by Mitsubishi for R & D. met the criteria to be classified as held for sale in accordance with ASC 360-10 and are presented at the lower of the assets' carrying amount or fair value less cost to sell by segment in current assets in the table below. These assets are considered non-core assets to the company's operations and are idle asset for many years.

	December 31, 2020		December 31, 2019
	RMB	US$	RMB
Dornier Production Line and the trial production line	122,919	18,838	-
	122,919	18,838	-

(8) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2020		December 31, 2019
	RMB	US$	RMB
Buildings	68,903	10,560	68,319
Plant and equipment	659,915	101,137	817,715
Computer equipment	3,171	486	3,163
Furniture and fixtures	20,855	3,196	19,631
Motor vehicles	1,546	237	1,452
	754,390	115,616	910,280
Less: accumulated depreciation	(643,082)	(98,557)	(600,419)
Impairment of plant and equipment	-	-	(7,219)
	111,308	17,059	302,642

All of the Group’s buildings are located in the PRC. As of December 31, 2020 and 2019, property, plant plus land use rights with carrying value totaling RMB47,498 (US$7,279) and RMB49,495 respectively were pledged to banks as collateral for credit limits and loans (see Note 10).

As of December 31, 2020, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively.

(9) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31, 2020		December 31, 2019
	RMB	US$	RMB
Non-current portion	15,219	2,332	15,762
Current portion - amount charged to expense within a year	534	82	524
	15,753	2,414	16,286

As of December 31, 2020, part of prepaid land use rights were pledged to banks as collateral for credit limit in bank (see Note 11).

Land use rights amortization for the year ended December 31, 2020, 2019 and 2018 were RMB534 (US$82), RMB524 and RMB524, respectively.

As of December 31, 2020, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB14,232 or US$2,181. The land use rights for land with area of approximately 43,878 square meters, 30,373 square meters will expire in November 2050 and May 2053, respectively.

(10) Advance to Suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on arrangement of contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 31, 2020 and 2019, the current portion of advance to suppliers was RMB7,359 (US$1,128) and RMB6,277, respectively. The noncurrent portion of advance to suppliers was RMB1,542 (US$236) and RMB1,542, respectively.

(11) Short-term Borrowings and Long-term Loan

Short-term borrowings and long-term loan consisted of the following:

	Interest rate per	September 30, 2020		December 31, 2019
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- June 19, 2019 to June 18, 2020	6.5%	-	-	15,000
- July 15, 2019 to July 15, 2020	6.5%	-	-	20,000
- July 18, 2019 to July 9, 2020	6.5%	-	-	30,000
- June 18, 2020 to June 15, 2021	6.5%	15,000	2,299	-
- July 15, 2020 to July 9, 2021	6.5%	20,000	3,065
- July 9, 2020 to July 9, 2021	6.5%	30,000	4,598

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2020		December 31, 2019	December 31, 2018
Secured by:	RMB	US$	RMB	RMB
Property plant and equipment, Land use right	65,000	9,962	65,000	64,950
Guarantee company	-	-	-	-
	65,000	9,962	65,000	64,950

(12) Notes Payable

The credit line amounting to RMB95,000 (US$14,559) granted by Bank of Weifang was secured by a pledge of plant and land use right. The credit line was used to purchase raw materials. The term of the credit line granted by Bank of Weifang is from July 2018 to July 2021. As of December 31, 2020, the amount of credit line granted by Bank of Weifang was all used.

As of December 31, 2020, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB15,000 (US$2,299) for payment in connection with raw materials on a total deposits of RMB7,500 (US$1,149) at Bank of Weifang, respectively.

Notes payable consisted of the following:

Issuing bank	December 31, 2020		December 31, 2019
	RMB	US$	RMB
Bank of Weifang	15,000	2,299	41,000
	15,000	2,299	41,000

(13) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,2020		December 31,2019
	RMB	US$	RMB
Other payables	27,400	4,199	5,454

	27,400	4,199	5,454

(14) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2020, net revenues were RMB336,755 (US$51,610), compared to RMB335,620 during the same period in 2019, representing an increase of RMB1,135 or 0.3%. For further analysis of the factors causing revenue increase, the decrease of average sales price caused a decrease of RMB565 and sales volume factor made an increase of RMB1,700.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2020		December 31, 2019	December 31, 2018
	RMB	US$	RMB	RMB
Sales in China	309,801	47,479	288,066	288,128
Sales in other countries (principally Europe, Asia and North America)	26,954	4,131	47,554	45,394
	336,755	51,610	335,620	333,522

Overseas sales were RMB26,954 (US$4,131) or 8.0% of total revenues, compared with RMB47,554 or 14.2% of total revenues in 2019. The increase of average sales price caused an increase of RMB595 and sales volume factor made a decrease of RMB21,195.

The Company’s revenue by significant types of films for 2020, 2019 and 2018 was as follows:

	December 31, 2020			December 31, 2019		December 31, 2018
	RMB	US$	% of Total	RMB		RMB	% of Total
Stamping and transfer film	95,459	14,629	28.3%	116,681	34.8%	129,548	38.9%
Printing film	21,968	3,367	6.5%	33,877	10.1%	30,686	9.2%
Metallized film	3,927	602	1.2%	5,493	1.6%	4,373	1.3%
Specialty film	204,686	31,370	60.8%	162,432	48.4%	148,801	44.6%
Base film for other applications	10,715	1,642	3.2%	17,137	5.1%	20,114	6.0%
	336,755	51,610	100.0%	335,620	100.0%	333,522	100.0%

In 2020, sales of specialty films were RMB204,686 (US$31,370) and 60.8% of our total revenues as compared to RMB162,432 and 48.4% in 2019, which was an increase of RMB42,254, or 26.0%, as compared to the same period in 2019. The decrease of average sales price caused a decrease of RMB6,961 and sales volume factor made an increase of RMB49,215.

(15) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset is included in the following captions:

	December 31, 2020		December 31, 2019	December 31, 2018
	RMB	US$	RMB	RMB
Cost of goods sold	6,017	922	15,473	18,985
Selling expenses	11	2	-	-
Administrative expenses	35,694	5,470	25,978	25,524

	41,722	6,394	41,451	44,509

 (16) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2020, 2019 and 2018, freight costs included in cost of goods sold were RMB3,855 (US$591), RMB3,380 and RMB1,729, respectively, and RMB10,296 (US$1,578), 8,705 and RMB8,441, respectively, were included in selling expenses.

(17) Loss on impairment of assets held for sale

As disclosed in note (7), the Dornier Production Line and the trial production line were classified as assets held for sale. The assets' carrying amount was RMB160,870 (or approximately US$24,654) and the fair value less cost to sell was RMB122,919 (or approximately 18,838) on December 31, 2020 . The loss on impairment of assets held for sale in the table below.

	December 31, 2020		December 31, 2019	December 31, 2018
	RMB	US$	RMB	RMB
Loss on impairment of assets held for sale	37,951	5,816	-	-
	37,951	5,816	-	-

(18) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the year ended December 31, 2020, 2019 and 2018:

	December 31, 2020		December 31, 2019	December 31, 2018
	RMB	US$	RMB	RMB
Interest cost capitalized	-	-	-	-
Interest cost charged to expense	8,490	1,301	8,892	9,766
	8,490	1,301	8,892	9,766

Interest expense in 2020 was lower than that in 2019, which was mainly due to decreased loans from related parties.

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

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2020		2019	2018
	RMB	US$	RMB	RMB
Cayman Islands	-	-	(3)	(949)
British Virgin Islands	(5)	(1)	(3)	(7)
PRC	13,500	2,070	13,694	(17,598)
	13,495	2,069	13,688	(18,554)

The Company has no material unrecognized tax benefit which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption. As of December 31, 2020, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011 enjoying a favorable corporate tax rate during the term from January 1, 2011 to December 31, 2013 pursuant to the Enterprise Income Tax Law. In 2014, Fuwei Films failed to be designated as High-and-New Tech Enterprise. In 2016 and 2019, Shandong Fuwei was designated as High-and-new Tech Enterprise. Accordingly, the deferred taxes as of December 31, 2020 have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2018	(2)	(3,616)	(3,618)

Year ended December 31, 2019	-	(2,325)	(2,325)

Year ended December 31, 2020	-	6,115	6,115
Year ended December 31, 2020 (US$)	-	937	937

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2020, 2019 and 2018 for the following reasons:

	2020		2019	2018
	RMB	US$	RMB	RMB
Income (loss) before income taxes	13,495	2,069	13,688	(18,554)

Computed “expected” tax expense	(3,375)	(517)	(3,424)	(218)
Non-taxable income	2,025	310	2,055	131
Tax holiday	1,350	207	1,369	87
Tax effect of deferred tax and tax rates differential	6,115	937	(2,325)	(3,618)

Actual income tax benefit (expense)	6,115	937	(2,325)	(3,618)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2020 and 2019 are presented below.

	December 31, 2020		December 31, 2019
Current	RMB	US$	RMB
Accounts receivable	73	11	125
Other receivables	-	-	-
Inventory impairment	1,181	181	1,141
Allowance for impairment	5,693	873	-
	6,947	1,065	1,266
Non-current
Property, plant and equipment, principally due to differences in depreciation	352	54	493
Construction in progress, principally due to capitalized interest	(1,555)	(238)	(1,980)
Lease prepayments, principally due to differences in charges	(299)	(46)	(310)
Allowance for advanced to supplier-long term	155	24	16
Net loss carryforward	-	-	-
	(1,347)	(206)	(1,781)
Net deferred income tax assets	5,600	859	(515)

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

(20) Related Party Transactions

Name of party	Relationship

Hongkong Ruishang International Trade Co., Ltd. (the “Hongkong Ruishang”)	Shareholder of the Company（52.9%）

Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”)	Shareholder of the Company（12.54%）

Shanghai Meicheng Enterprises Management Co., Ltd. (the “Shanghai Meicheng”)	100% Ownership of Hongkong Ruishang

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

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer relationship between the Company and Shandong SNTON.

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer, the related accounts payable to Shanghai Meicheng as of December 31, 2020 was RMB73,571 (US$11,275) after paying back part of the loan with remaining principal of RMB50,000(US$7,663) and remaining interest of RMB23,571(US$3,612).

(21) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB115 (US$18), RMB1,474 and RMB1,592 for the year ended December 31, 2020, 2019 and 2018 respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2020.

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

(23) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more than 10% of total gross revenue during the year ended December 31, 2020, 2019 and 2018.

 Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2020 and 2019.

Percentage of accounts receivable outstanding December 31, 2020
Hunan Wujo Hi-Tech Materials Co., Ltd.	25.7%

Hunan Hori New Materials Co., Ltd.	24.8%

Percentage of accounts receivable outstanding December 31, 2019
Hunan Hori New Materials Co., Ltd.	19.3%

Eternal Electronic (Suzhou) Co., Ltd.	15.1%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”), Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch (“Lucky Jiangyin”) and PetroChina North China Sales Company (“PetroChina”) during the year ended December 31, 2020, 2019 and 2018. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 10% or more of our raw materials for each of the year ended December 31, 2020, 2019 and 2018:

		Percentage of total purchases (%)
Supplier	Item	2020	2019	2018

Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	48.1%	58.3%	43.3%
Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch	PET resin and Additives	6.2%	10.3%	0.1%
PetroChina Co Ltd North China chemical sales branch	PET resin and Additives	-	-	30.3%

Weifang Power Supply Company.	Electric power	10.4%	8.3%	8.4%

The balance of advance to supplier to Sinopec Yizheng was RMB2,238 (US$343) as of December 31, 2020.

The balance of advance to supplier to Sinopec Yizheng was RMB3,643 (US$558) as of December 31, 2019.

(c) Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, accounts receivable and other receivables arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company maintains large sums of cash in three major banks in China. The aggregate balance in such accounts as of December 31, 2020 was RMB112,970 (US $17,313). There is no insurance securing these deposits in China. The Company has a diversified customer base, most of which are in China.

(24) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2020 are as follows:

	December 31, 2020
	RMB	US$
Operating lease commitments	55	8

The Company leases warehouses, staff quarters and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2020, 2019 and 2018, total rental expenses for non-cancelable operating leases were RMB49 (US$7), RMB26 and RMB114, respectively.

(b) Outstanding bills receivable discounted

As of December 31, 2020, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

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

(25) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2020, 2019 and 2018 have been calculated as follows:

	2020		2019	2018
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	19,610	3,006	11,363	(22,172)

Weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Dilutive effect of share options	-	-	-	-

Diluted weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Basic and diluted earnings (loss) per share	6.00	0.92	3.48	(6.79)

(26) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2020, an aggregate amount of RMB37,441 (US$5,738) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2020, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 78.4% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2020 and 2019

	2020		2019
	RMB	US$	RMB
Cash and cash equivalents	-	-	3
Other current assets	280,283	42,955	298,309
Investments in subsidiaries	-	-	-

Total assets	280,283	42,955	298,312

Current liabilities	66,656	10,216	70,943
Total shareholders’ equity	213,627	32,740	227,369

Total liabilities and shareholders’ equity	280,283	42,956	298,312

Condensed unaudited Statements of Operations (For the years ended December 31, 2020, 2019 and 2018)

	2020		2019	2018
	RMB	US$	RMB	RMB
Interest income (expenses)	-	-	(3)	(3)
General and administrative expenses	-	-	-	(1,661)
Other income	-	-	-	715
Loss before equity in undistributed earnings of subsidiaries	-	-	(3)	(949)
Equity in earnings of subsidiaries	19,610	3,006	11,366	(21,223)

Net income	19,610	3,006	11,363	(22,172)

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2020, 2019 and 2018)

	2020		2019	2018
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net income	19,610	3,006	11,363	(22,172)
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	(19,610)	(3,006)	(11,366)	21,223
- Foreign exchange gain	-	-	-	-
Changes in operating assets and liabilities:
- Other current assets	-	-	-	-
- Other current liabilities	-	-	(12)	(814)

Net cash provided by operating activities	-	-	(15)	(1,763)

Cash flow from financing activities

Payments to related parties	-	-	-	(639)
Proceeds from related parties	(3)	(1)	-	2,294

Effect of exchange	-	-	-	1

Net cash provided by (used in) financing activities	(3)	(1)	-	1,656

Net increase (decrease) in cash	(3)	(1)	(15)	(107)
Cash:
At beginning of year	3	1	18	125
At end of year	-	-	3	18

(27) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2020	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenue	83,233	11,755	82,856	11,728	84,316	12,418	86,350	13,234	336,755	51,610
Gross profit	29,759	4,203	34,435	4,874	36,040	5,308	36,465	5,589	136,699	20,950
Net income (loss)	12,954	1,830	14,057	1,990	13,483	1,986	(20,884)	(3,200)	19,610	3,006
Basic and diluted earnings (loss) per share	3.97	0.56	4.30	0.61	4.13	0.61	(6.39)	(0.98)	6.00	0.92

(28) Subsequent Event

On January 16 and 18, 2021, the Company entered into agreements to sell its Dornier production line and the trial production line with Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”) that won the bidding at a total price of RMB141,100 (or approximately US$21,625) for Dornier production line and the trial production line. As of April 22, 2021, the payment of selling of Dornier Production Line and the trial production line which was made by Mitsubishi for R & D has been fully received. The equipments of these two production lines are being dismantled and removed and the removement of the production lines will be finished before May 30, 2021.