Form 20-F
period 2021-12-31
Fuwei Films (Holdings), Co. Ltd.
filed 2022-04-28
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

◻           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ___________________

OR

◻           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yong Jiang

Tel: +86 133 615 59266

fuweiir@fuweifilms.com

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered

Ordinary Shares	FFHL	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

As of December 31, 2021, there were 3,265,837 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes   ⌧ No

If this report is an annual or transition report, indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

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

⌧ Yes  ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	◻	Accelerated filer	◻	Non-accelerated filer	⌧	Emerging Growth Company	◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by a check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S. C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board	◻	Other	◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

◻ Item 17   ◻     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻   Yes   ⌧   No

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this annual report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;
●	our future business development, results of operations, and financial condition;
●	our ability to protect our intellectual property rights;
●	expected growth of and changes in the PRC BOPET film industry and in the demand for BOPET film products;
●	projected revenues, profits, earnings, and other estimated financial information;
●	our ability to maintain and strengthen our position as a leading provider of BOPET film products in China;
●	our ability to maintain strong relationships with our customers and suppliers;
●	our planned use of proceeds;
●	effect of competition in China and demand for and price of our products and services; and
●	PRC governmental policies regarding the broader economy and our industry.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties, and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under “Risk Factors” and elsewhere in this Annual Report. Risks, uncertainties, and assumptions include, among other things:

●	competition in the BOPET film industry;
●	growth of, and risks inherent in, the BOPET film industry in China;
●	unpredictable impact on the company’s revenue by price movements of crude oil in recent years;
●	uncertainty in our export due to trade protectionism around the world;
●	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;
●	uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;
●	risks associated with possible defects and errors in our products;
●	uncertainty as to our ability to protect and enforce our intellectual property rights;
●	uncertainty as to our ability to attract and retain qualified executives and personnel;
●	uncertainty as to our ability to attract and retain experienced financial reporting staff familiar with U.S. GAAP;
●	uncertainty in acquiring raw materials on time and on acceptable terms;
●	adverse effect on our business caused by adjustment of economic structure regulations of the Chinese government;
●	adverse effect on our business caused by the uncertainty in the economic recovery of major developed countries;
●	the adverse effects on our business and operations by a variety of events outside our control, including, but not limited to, outbreaks of infectious diseases such as the recent COVID-19 pandemic and political instability such as the recent conflict in Ukraine;
●	adverse effect on our business caused by extreme climate changes; and
●	changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine.

These risks, uncertainties, and assumptions are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this annual report, or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020, and 2019.

Our ordinary shares are listed on the Nasdaq Capital Market, or NASDAQ, under the symbol “FFHL.”

Except as otherwise required and for purposes of this Annual Report only:

●	“Fuwei”, “Company”, “us”, “our” or “we” refer to Fuwei Films (Holdings) Co., Ltd. The term “you” refers to holders of our ordinary shares.
●	“China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government.
●	All references to “Renminbi,” or “RMB” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$,” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
●	“BOPET” refers to the Biaxially Oriented Polyester Film.

PART I

Item 1. Identity of Directors, Senior Management, and Advisers

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

The following selected historical statement of income data for the years ended December 31, 2021, 2020, and 2019 and the selected historical balance sheet data as of December 31, 2021, and 2020 have been derived from the Company’s audited consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2018, and 2017, and the selected historical balance sheet data as of December 31, 2019, 2018, and 2017 have been derived from the Company’s audited financial statements not included in this Annual Report. The audited financial statements are prepared and presented in accordance with the United States’ generally accepted accounting principles, or U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto are included elsewhere in this Annual Report.

	For the year ended December 31,
	2021		2020	2019	2018	2017
(in thousands, except per share data)	RMB	US$	RMB	RMB	RMB	RMB
Statement of Operations Data:
Revenues	396,799	62,266	336,755	335,620	333,522	290,706
Gross (loss) profit	148,897	23,365	136,699	83,610	54,688	27,100
Operating income (loss)	94,767	14,871	21,400	23,095	(11,268)	(33,934)
Interest expense	(5,054)	(793)	(8,490)	(8,892)	(9,766)	(9,453)

Income (loss) before income taxes	95,231	14,944	13,495	13,688	(18,554)	(45,195)

Net income (loss) attributable to the Company	89,213	14,000	19,610	11,363	(22,172)	(46,003)
Earnings (loss) per share
Basic	27.32	4.29	6.00	3.48	(6.79)	(14.09)
Diluted	27.32	4.29	6.00	3.48	(6.79)	(14.09)
Weighted average number of ordinary shares, Basic and diluted
Basic	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837
Diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

	For the year ended December 31,
	2021		2020	2019	2018	2017
(in thousands)	RMB	US$	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	250,608	39,326	113,423	60,871	8,908	12,963
Accounts and bills receivable, net	29,225	4,586	32,393	26,960	22,627	20,123
Inventories	35,456	5,564	25,436	23,584	24,675	24,578
Total current assets	353,859	55,529	317,080	145,516	102,167	120,755
Property, plant and equipment, net	106,928	16,779	111,308	302,642	331,168	371,058
Total assets	475,699	74,648	445,656	465,971	454,682	517,480
Short-term bank loans	65,000	10,200	65,000	65,000	64,950	50,000
Total current liabilities	156,893	24,620	215,998	255,487	255,323	293,688
Total shareholders’ equity	317,017	49,747	227,804	208,194	196,831	221,029

Shandong Fuwei was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2011, 2012, and 2013 due to its status as a High-and-New Tech Enterprise since December 2009. In 2014, Shandong Fuwei failed to be designated as such, and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated again as a High-and-New Tech Enterprise and as a result, it was entitled to preferential tax treatment at an EIT rate of 15% for the years ended on December 31, 2016, 2017, and 2018. In 2019, Shandong Fuwei was designated again as a High-and-New Tech Enterprise and as a result, it was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020 and will be entitled to preferential tax treatment at an EIT rate of 15% for the year ending on December 31, 2021.

Exchange Rate Information

On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of the Renminbi into United States dollars at an exchange rate of US$1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On December 31, 2021, this change in policy resulted in an approximately 21.4% appreciation in the value of the Renminbi against the U.S. dollar compared to 2005. The Company generates its revenue in the PRC in Renminbi and its overseas sales and U.S. dollars cash deposits are subject to foreign currency translations which will impact net income (loss).

B.Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The following matters and other additional risks not presently known to us or that we deem immaterial, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, or otherwise. Reference to a cautionary statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

(a)	Risks Associated with Our Business

Our business may be adversely affected by the exchange rate fluctuation of RMB against the U.S. dollar and trade protection measures in place by several countries against exports of BOPET films from China.

Our business operation may be adversely affected due to the appreciation of RMB against the U.S. dollar, and more stringent trade protection measures in place, such as anti-dumping investigations conducted by several countries against exports of BOPET films originated from China.

A sharp fluctuation in the demand for raw materials may have a negative impact on our operations if we are unable to pass on all increases in the cost of raw materials to our customers on a timely basis.

The total cost of raw materials made up approximately 72.5%, 70.0%, and 74.3% of our production cost in 2021, 2020, and 2019, respectively. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 79.0% and 21.0% of our total cost of raw materials in the past three years on average.

The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. Currently, the PET resin is mainly used as a raw material in China’s textile industry. Therefore, the market prices of PET resin will fluctuate due to changes in supply and demand conditions in that industry. Any sudden shortage of supply or significant increase in demand for PET resin and additives may result in higher market prices and thereby increase our cost of sales.

In 2022, it is expected that there will be a significant capacity expansion within China. The oversupply plus price fluctuations of raw materials may continuously have an adverse impact on the results of our operations. Currently, we have no hedging transactions in place with respect to PET resin or any other petroleum product.

Rising competition caused by the soaring capacity of BOPET films may materially affect our operations and financial conditions.

We operate in a highly competitive and rapidly evolving field, and new developments are expected to continue at a rapid pace. Competitors may succeed by expanding their capacity or succeed in developing products that are more efficient, easier to use, or less expensive than those which have been or are being developed by us, or that would render our technology and products obsolete and non-competitive. Any of these actions by our competitors could adversely affect our sales.

In addition, several companies are developing similar and substitute products to address the same packaging field that we are targeting. These competitors may have greater financial and technical resources, productivity, marketing capabilities and facilities, cost-efficiency, and human resources, or they may have a better quality of products, service, and shorter lead time. The competition from these competitors may adversely affect our business.

An increase in competition could result in a slow increase in demand, selling price reductions, or loss of our market share, which could have an adverse material impact on our operations and financial condition, or result in losses to the Company.

The existing manufacturers and new entrants have been expanding their production capacity of the BOPET films since the second half of 2010, which have resulted in a substantial increase in the production of BOPET films from 2011 to 2021. This will have an adverse impact on our sales and operation. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins might decrease.

In addition, China has gradually lowered import tariffs after its entry into the World Trade Organization in December 2001. Aiming at the huge market for high value-added films in China, manufacturers from developed countries, including Japan and South Korea, started investing in China, and some of these facilities had been put into production. This may lead to increased competition from foreign companies in our industry, some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential would be adversely affected.

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

A significant portion of our revenue is currently derived from the production and sale of BOPET films. Our BOPET films are mainly used in the flexible packaging industry for consumer products such as tobacco packaging, alcoholic beverages, food, cosmetics, PCB industry, and so on. The demand for our BOPET films is therefore affected by the demand for flexible packaging and the electronics industry.

Since the second half of 2011, supply has significantly outweighed demand in China. If this trend continues in the future, such as the continued slowdown of the market demand, or the increase of the demand continues to be less than that of the supply, it could continue to have an adverse impact on our financial condition and operation of our business.

We rely on key managerial and technical personnel, and failure to attract or retain such personnel may compromise our ability to perform our strategies, develop new products, or effectively carry on our research and development, or other efforts.

Our success to date has been largely attributable to the contributions of key management and experienced personnel, with whom we have entered into service agreements. The loss of their services might impede the implementation of our strategies and development objectives, and might damage the close business relationship we currently enjoy with some of our major customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. Our future success will also depend on our continued ability to attract and retain highly motivated and qualified personnel. The rapid growth of the economy in China has caused intense competition to attract and retain qualified personnel. Considering the deficiency in the legal environment in China, we cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

If our R & D team cannot effectively develop new products, or promote the market process, or we are unable to afford to continue to maintain this team, or are not able to hire eligible and talented personnel, our ability to conduct research and development, and our operating results and market competitiveness may be adversely affected.

Marketability of any of our new products is uncertain, and low acceptance levels of any of our new products will adversely affect our revenue and profitability.

The development of our products is based on complex technology and requires significant time and expertise in order to meet industry standards and customers’ specifications. Although we have developed some products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate expected market share to justify commercialization. We must continually improve our current products and develop competitive new products to address the requirements of our customers. If our new products are unable to gain market acceptance, we would not be able to generate future revenue from our investment in research and development. In such an event, we would be unable to increase our market share, and achieve and sustain profitability. Our failure to further refine our technology to develop and introduce attractive new products to the market could cause our products to become less competitive or obsolete, which could reduce our market share and cause our sales to decline.

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

The pledged DMT production line was auctioned on October 22, 2004, by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US$1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration; the hearing was held in Geneva in November 2007. Fuwei Shandong joined these discussions later as an interested party, in order to support a resolution of the pending dispute, and to achieve the resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008, and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2021, Shandong Fuwei had paid US$135,000 and still owed US$45,000.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2021, Neoluck Group had paid US$320,000 and still owed US$130,000 to DMT.

Substantially, all of our operating assets were acquired through two auction proceedings under relevant PRC law. We acquired the Brückner production line in 2003 as a result of a foreclosure proceeding enforced by an effective court judgment, and the DMT production in 2004 as a result of a commercial auction from a consigner who obtained such assets through a bankruptcy proceeding. In the opinion of our PRC counsel, Concord & Partners, these proceedings are both valid under Chinese auction and bankruptcy law based on certain factual assumptions. Our PRC counsel’s opinion solely relates to the legal procedure of the auctions and is based upon certain factual assumptions, our written representations, and written reports of the auction company and other related parties. There can be no assurance that relevant authorities or creditors of the predecessor owner of these assets will not challenge the effectiveness of these asset transfers based upon the facts and circumstances of these transfers, despite the existence of independent appraisals, and other facts and circumstances of the auctions that cannot be verified by our PRC counsel. Taking into consideration the facts known by our PRC counsel related to the auction of the Brückner production line and the significant difference in the price paid for the DMT production line at the two bankruptcy auctions involved in our purchase of that asset and, assuming the representations and reports received by our PRC counsel are true and correct in all material respects, our PRC counsel is of the opinion that the auctions of the Brückner and DMT production lines were valid under PRC law and the possibility of the creditors of Shandong Neo-Luck successfully exercising recourse, or claiming repayment with respect to our assets purchased in the bankruptcy proceeding should be remote. However, should any such challenge be brought in China (or elsewhere) and prevail, we may incur substantial liabilities and be required to pay substantial damages as a result of acquiring these assets, and this could materially affect our ability to continue our operation.

We have, in the past, experienced and may, from time to time, experience negative working capital. We also face risks associated with debt financing (including exposure to variation in interest rates).

As of December 31, 2021, we have pledged part of our property, plant, equipment, and lease prepayments as security for indebtedness of a credit line amounting to RMB95.0 million (US$14.9 million) granted by the Bank of Weifang. In the event that we default on all expired indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed, we will not be able to continue to operate our business.

Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. We are subject to risks normally associated with debt financing, including the risk of significant increases in interest rates and the risk that our cash flow will be insufficient to meet the required payment of principal and interest. We may also underestimate our capital requirements and other expenditures or overestimate our future cash flows. In such an event, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. If any of the aforesaid events occur and we are unable for any reason to raise additional capital, debt, or other financing to meet our working capital requirements, our business, operating results, liquidity, and financial position will be adversely affected. In addition, if we do not obtain financing or have negative working capital, there is a possibility that we may not be able to perform our contracts with our suppliers as a result of our inability to pay them back. The foregoing factors may have an adverse effect on our operation.

We may lose our competitive advantage, and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

As of December 31, 2021, we have received 17 patents from the PRC authorities. All these patents are related to our products and production processes. We may not be able to successfully obtain the approvals of the PRC authorities for the pending patent applications. In addition to the patents, proprietary techniques including processes, ingredients, and technologies are important to our business as they enable us to maintain our competitive advantage over our competitors. Furthermore, third parties may assert claims to our proprietary processes, ingredients, and technologies.

Our ability to compete in our markets and to achieve future revenue growth will depend, in significant measure, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations, such as the Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits, and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement, and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, the enforcement of such laws and regulations in China has not achieved the level in developed countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

We rely on trade secrets, registered patents, and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential, proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

●	departure of any of our management member(s) or employee(s) in possession of our confidential, proprietary information;
●	breach by such resigned management member(s) or employee(s) of his or her confidentiality and non-disclosure undertaking to us;
●	expiration of the protection period of our registered patents or trademarks;
●	infringement by others of our proprietary technology and intellectual property rights; or
●	refusal by relevant regulatory authorities to approve our patent or trademark applications.

Any of these events or occurrences may reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm our business. There is no assurance that the measures that we have put into place to protect our intellectual property rights will be sufficient. As the number of patents, trademarks, copyrights, and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that business entities in our industry may face more frequent infringement claims. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose the rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results, and financial condition, and enable our competitors to use our intellectual property to compete against us.

Furthermore, if third parties claim that our products infringe upon their patents or other intellectual property rights, we might be required to devote substantial resources to defend against such claims. If we fail to defend against such infringement claims, we may be required to pay damages, modify our products, or suspend the production and sale of such products. We cannot guarantee that we will be able to modify our products on commercially reasonable terms.

We may incur capital expenditures in the future in connection with our growth plans and, therefore, may require additional financing.

To expand our business, we will need to increase our product mix and capacity, which will require substantial capital expenditures. Such expenditures are likely to be incurred in advance of any increase in sales. We cannot assure you that our revenue will increase after such capital expenditures are incurred. Any failure to increase our revenue after incurring capital expenditures to expand production capacity will reduce our profitability.

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in a dilution of existing shareholders. Additional debt financing may be required, which, if obtained, may:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	limit our ability to pursue our growth plan;
●	require us to dedicate a substantial portion of our cash flow from operations to pay for our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital, and other general corporate purposes;
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and/or
●	not assure that we will be able to obtain the additional financing on terms that are acceptable to us, if at all.

A disruption in the supply of utilities, fire, or other calamity at our manufacturing plant would disrupt the production of our products and adversely affect our sales.

Our BOPET films are manufactured solely at our production facilities located in Weifang City in the PRC. Any disruption in the supply of utilities, particularly electricity, water, or gas supply, or any outbreak of fire, flood, or other calamity resulting in significant damage at our facilities would severely affect our production of BOPET film and, as a result, we could incur on a substantial loss of equipment and properties.

While we maintain insurance policies covering losses with respect to damage to our properties, machinery, and inventories of raw materials and products, we cannot assure you that our insurance would be sufficient to cover all of our potential losses.

We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future.

Our future growth depends, to a considerable extent, on our ability to develop both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our BOPET film products. Our primary overseas customers are from Europe, Asia, and North America. However, we have limited experience in operating outside mainland China, and limited experience with foreign regulatory environments and market practices. As a result, we cannot guarantee that we will be able to penetrate any overseas market. Failure in the development of overseas market may have an adverse effect on our business growth in the future.

We have encountered anti-dumping investigations in South Korea and the United States and other trade protection measures, and our overseas expansion strategy in our future business growth may be adversely affected.

Since 2007, the manufacturers in China, India, and other countries have encountered anti-dumping investigations conducted by South Korea and the United States.

The Korean Trading Committee (KTC) announced the final results of anti-dumping investigations for enterprises in China and India on August 27, 2008. We finally received the anti-dumping duties (ADD) rate of 5.67%, which is much lower than the average rate of 23.60% for other enterprises in China. On June 22, 2011, the Ministry of Strategy and Finance of the Republic of Korea initiated a sunset review concerning the continued imposition of anti-dumping duty on imports of the BOPET Films originating from China and India. The rate for Shandong Fuwei, the subsidiary of Fuwei Films, was set at 11.72%, higher than one of its counterparts at 5.87%. Punitive duties of 25.32% will be imposed on the PET films manufactured by six Chinese firms. The rate for the remaining Chinese manufacturers was set at 23.61%. The anti-dumping duties imposed on the Company’s exported biaxially oriented polyethylene-terephthalate (BOPET) films to South Korea will be extended for three more years, beginning on May 25, 2012.

On January 15, 2015, the Ministry of Strategy and Finance of the Republic of Korea initiated a sunset review concerning the continued imposition of anti-dumping duty on imports of Polyethylene Terephthalate originating from China and India. Eight Chinese exporters, including Fuwei Films, were required to participate in this review. On January 13, 2016, the Ministry of Strategy and Finance announced that the rate for Shandong Fuwei, the subsidiary of Fuwei Films, was set at 12.92%, and it would be extended for three more years beginning on January 13, 2016. On September 12, 2018, the Ministry of Strategy and Finance of the Republic of Korea initiated a sunset review concerning the continued imposition of anti-dumping duty on imports of Polyethylene Terephthalate originating from China and India. Eight Chinese exporters, including Fuwei Films, were required to participate in this review. On September 11, 2019, the Ministry of Strategy and Finance announced that the rate for Shandong Fuwei, the subsidiary of Fuwei Films, was set at 36.98%, and it would be extended for three more years beginning September 12, 2019.

The US Department of Commerce conducted an anti-dumping investigation in October 2007, covering exporters in China, Brazil, Thailand, and the United Arab Emirates. A total of 41 exporters in China were under investigation. In October 2008, the anti-dumping judgments were announced. Although we received the lowest ADD rate of 3.49% among five exporters that received a duty, our exports to the United States, to a certain extent, were adversely affected by paying the ADD.

On January 23, 2010, the US Department of Commerce (“USDOC”) began a first-round annual review of Chinese BOPET exporters. Fuwei received the lowest anti-dumping duty (ADD) rate of 30.91% in this administrative review conducted by the USDOC, while the ADD rate of the other four Chinese companies reviewed by the USDOC exceeded 36.93%. In accordance with relevant laws and regulations in the US, the ADD rate of final results is retroactively applied to those US companies which imported Chinese-exported BOPET films, including Fuwei Films USA, LLC, during the period of the first review, so these US importers were obligated to pay a supplementary antidumping duty at this ADD rate. In March 2011, we submitted comments to the USDOC regarding perceived ministerial errors made in calculating the ADD applicable to us. As a result of a Court challenge brought on by Fuwei, in January 2013, the USDOC found that Fuwei did not dump goods in the United States market for the period from November 6, 2008, to October 31, 2009. The USDOC, after recalculating the rate, found that the level of dumping was “de minimis.” The de minimis rate is treated by the USDOC as a finding of zero. The final results of the second-round annual review were announced in March 2012, according to which an ADD rate of 8.48% was imposed on Fuwei Films, which was slightly higher than the lowest anti-dumping duty rate of 8.42% for all the Chinese exporters being reviewed.

On December 30, 2011, USDOC commenced its third routine annual review of BOPET films originated from China. In order to gain an opportunity to continue exporting to the United States, Fuwei Films, although not a mandatory respondent, actively responded to the review to the extent permitted by law and continued to seek the low rate which should have properly applied to its exports to the United States. In June 2013, the final results of the third round of annual review were issued, and an ADD rate of 12.80% was imposed on Fuwei Films. The preliminary results of the fourth-round annual review were announced in December 2013, according to which an ADD rate of 31.77% was imposed on Fuwei Films. In June 2014, the final results of the fourth-round annual review were announced, and Fuwei Films was imposed an ADD rate of 31.24%. There was no export to the United States in 2014. The preliminary results of the fifth-round annual review were announced in December 2014, which determined that Fuwei Films did not have any reviewable transactions during the fifth-round annual review, and no rate was assigned. On December 23, 2014, the USDOC initiated the sixth-round annual review. In February 2015, Fuwei Films filed a No Shipment Certification with USDOC as the Company had no exports to the U.S. during the sixth-round annual review. The domestic industry had withdrawn the request for the seventh-round annual review for the years 2015 and 2016, and as a result, the administrative review with respect to Fuwei was rescinded and no changes were made to the deposit rate.

In addition, if other countries or regions, such as the European Union, take trade protection measures against China’s BOPET film or downstream industries, our business may be adversely affected.

Changes in Applicable PRC Taxes may adversely affect the Company.

On October 18, 2010, the State Council issued a notice that the city maintenance and construction tax, as well as educational surcharges, were to be extended from Chinese companies to foreign-funded enterprises and citizens. Beginning December 1st, 2010, Interim Regulations on City Maintenance and Construction Tax of the People’s Republic of China and Decision of the State Council on Amending the Interim Provisions on the Collection of Educational Surcharges were applicable to foreign-funded enterprises, foreign enterprises, and foreign citizens, which meant they would no longer be exempt from such taxes. In accordance with the regulations, since December 1st, 2010, our subsidiary - Shandong Fuwei - became a taxpayer of city maintenance and construction tax as well as educational surcharges, which were be based on value-added tax, consumption tax, and business tax which stood at 12%. In July 2011, according to the new rules promulgated by the local government in China, Shandong Fuwei contributed to a fund for local water conservation projects, which were based on the actual value-added tax, consumption tax, and business tax with a rate of 1%. The rate of local water conservation project funds was adjusted to 0.5% since June 1, 2017. In August 2014, the local government promulgated a new regulation that adjusted the standard of urban land use tax, according to which the tax amount for Shandong Fuwei increased from RMB8 per square meter to RMB14 per square meter commencing July 1, 2014. In addition, the tax amount was further adjusted from RMB14 per square meter to RMB13 per square meter effective December 2016. Effective January 1, 2019, the tax amount was adjusted from RMB13 per square meter to RMB11.2 per square meter, and High-and-New Tech Enterprise could pay only 50%. Shandong Fuwei was designated as a High-and-New Tech Enterprise, and as a result, it was entitled to pay RMB5.6 per square. If the Chinese government changes its tax policies or adds new types of taxes in the future, our business may be adversely affected.

China’s actions to save energy and reduce emissions may adversely affect our business, by subjecting us to significant new costs and restrictions on our operations.

Recently, the Chinese government has tightened its control over energy saving and emission reduction. The Chinese government intends to reduce energy consumption for gross domestic products and water consumption for industrial added value. Some of our manufacturing plants that use significant amounts of energy, including electricity and gas, are likely to be affected by this plan. Therefore, our operation might be influenced by the energy saving and emission reduction measures of the Chinese government. Regulations for restricting greenhouse gas emissions may increase the prices of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, or require us to purchase allowances to offset our emissions or result in an overall increase in our costs of raw materials, any of which could increase costs and negatively affect our business operations or financial results.

The current labor law changes in the PRC may have an adverse impact on our business and profitability.

The Company is of the view that the amended Labor Law of the People’s Republic of China (the “PRC”), which took effect on January 1, 2008, and contains certain heightened requirements with respect to employment law, does not constitute a material risk to the Company. The amended Labor Law contains new provisions which protect the interests of the employees, including provisions which stipulate that an employer shall enter into labor contracts with its employees and pay social welfare insurance which may increase our human resources costs. In addition, the amended Labor Law also states that upon expiry of the labor contract, under some circumstances, an employer shall compensate an employee if the labor contract is not renewed, which may increase our operating expenses. However, to the best of the Company’s knowledge, Shandong Fuwei constantly abides by the Labor Law of PRC, as amended, and therefore we do not believe the labor law provisions and any changes will have any material impact on its business or profitability. However, the Labor Law changes in the PRC in the future may have an adverse impact on our business and profitability.

Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.

We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shandong Fuwei, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shandong Fuwei. If Shandong Fuwei incurs debt on its own behalf, the debt instruments may restrict its ability to pay dividends or make other distributions, which in turn, would limit our ability to pay dividends of our ordinary shares. Under the current PRC laws, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shandong Fuwei, is regarded as a wholly foreign-owned enterprise in China. For dividends paid by foreign-invested enterprises, the PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant respects, such as the use of different principles for recognition of revenues and expenses. In addition, the distribution of additional equity interests by our PRC subsidiary, Shandong Fuwei, to us (which is credited as fully paid through capitalizing its undistributed profits) requires additional approval from the PRC government. Under the PRC laws, Shandong Fuwei, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from Shandong Fuwei is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any allotment of funds from us to Shandong Fuwei, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shandong Fuwei could restrict our ability to act in response to changing market conditions.

Investor confidence and the market price of our shares may be adversely impacted if we are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2021, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

As a public company, we are required by section 404 of the Sarbanes-Oxley Act 2002 to include a report by management on our internal controls over financial reporting that contains our management’s assessment of the effectiveness of our internal controls in our annual report on Form 20-F. Based on our evaluation, our principal executive officer and principal financial officer previously concluded as of December 31, 2010, our internal controls over financial reporting were effective as of such date. However, in connection with the review of our Annual Report on Form 20-F by the Securities and Exchange Commission (“SEC”) and subsequent reconsideration of the conclusion regarding effectiveness originally expressed therein, our principal executive officer and principal financial officer have now revised their conclusions and believe that as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2010, and that such internal controls exhibited a “material weakness,” or a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified resulted from inadequate technical accounting staff with knowledge of and experience with the US generally accepted accounting principles, pursuant to which we prepared our consolidated financial statements to support stand-alone external financial reporting under public company or SEC requirements. The report of management contained in this Annual Report on Form 20-F also reflects the determination of the reviewing officers that as of December 31, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2020 and 2021, we continued to have a material weakness in our internal controls over financial reporting.

We have developed and implemented a remedial plan to address the deficiencies in the areas of personnel with knowledge of and experience with US generally accepted accounting principles, including recruiting a full-time reporting employee with U.S. GAAP experience and conducting training in U.S. GAAP principles for all the financial reporting staff of the Company. However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective, or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

There may be a change of business, management, and ownership control of our shares if the transaction contemplated by the Securities Purchase Agreement is completed.

On March 31, 2021, we announced that the Company has entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited (“Enesoon”), a British Virgin Islands company, directly and indirectly, holding subsidiaries in China primarily engaged in green thermal energy storage businesses, and Enesoon’s shareholders. The Purchase Agreement will result in the issuance by the Company of 111,111,111 new ordinary shares in exchange for all outstanding shares of Enesoon. As a result of this transaction, the former shareholders of Enesoon will beneficially own, in the aggregate, approximately 97.1% of the Company’s outstanding shares.

The closing of the transaction contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation, and other customary conditions.

Although there is no assurance or guarantee that the transaction will close, in the event the transactions are completed, there will be a change of business, management, and ownership control of the Company. Upon closing, the new controlling shareholder will have substantial influence over the Company, and its interests may not be aligned with the interests of our shareholders, and as the controlling shareholder, it may take actions that are not in the best interests of our other shareholders.

(b)       Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Currently, we derive substantially most of our revenues from mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future. In addition, substantially all of our current assets are located in China and most of our current services are performed in China. In 2021, 2020, and 2019, sales to our customers in the PRC accounted for approximately 90.1%, 92.0%, and 85.8%, respectively, of our total revenue. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition, and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

Since the adoption of the “open door policy” in 1978 and the “socialist market economy” in 1992, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Any changes in the political and economic policy of the PRC government may lead to changes in the laws and regulations or the interpretation of the same, as well as changes in the foreign exchange regulations, taxation, and import and export restrictions, which may in turn adversely affect our financial performance. While the current policy of the PRC government seems to be one of imposing economic reform policies to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. We cannot make any assurances that our operations would not be adversely affected should there be any policy changes.

The financial policies, such as bank reserve ratio and deposit and loan interest rates, are subject to adjustment in accordance with the economic development. These policy changes may adversely affect our business.

A Chinese entity has substantial influence over our company and its interest may not be aligned with the interests of other holders of our ordinary shares.

Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”), beneficially owns approximately 52.90% of our outstanding share capital through a transfer of shares from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng on June 23, 2020. We received a notification on July 2, 2020, from Shanghai Meicheng with respect to an ownership transfer from Shandong SNTON to Shanghai Meicheng. It was noted that SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the shares through Hongkong Ruishang. Shanghai Meicheng has substantial influence over our business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, the election of directors, and other significant corporate actions. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company, and might reduce the price of our ordinary shares. Alternatively, our controlling shareholder may cause a merger, consolidation, or change of control transaction even if it is opposed by other shareholders.

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

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act) and established the SEC’s procedures for (i) determining whether a registrant is a “Commission-Identified Issuer” under the HFCA Act and (ii) prohibiting the trading of a Commission-Identified Issuer’s securities. A registrant will not be required to comply with the HFCA Act until the SEC has identified it as having a non-inspection year. On December 16, 2021, the PCAOB issued a report (Release No. 104-HFCAA-2021-001) naming our independent registered public accounting firm as located in and organized under the laws of the PRC and determining that the PCAOB is unable to inspect or investigate completely such firm. We are not required to comply with the HFCA Act until the SEC has identified us as having a “non-inspection” year. If we are identified by the SEC as a registrant that will have to comply with the HFCA Act, we will be subject to additional submission and disclosure requirements. For example, any identified registrant is required to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted from the Nasdaq Capital Market and our ordinary shares will not be permitted for trading “over-the-counter” either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition, and results of operations.

Our subsidiary, Shandong Fuwei, was converted into a wholly foreign-owned enterprise in January 2005 and could enjoy certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises” at that time. Accordingly, at that time, it was entitled to tax concessions whereby the profit for the first two financial years, beginning with the first profit-making year (after setting off tax losses carried forward from prior years) was exempt from income tax in the PRC and the profit for each of the subsequent three financial years was taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and was recertified in October 2011, and enjoys a favorable enterprise income tax rate of 15%. If there are any future changes in PRC tax laws, rules, and regulations or Shandong Fuwei will not be designated as a High-and-New Tech Enterprise, Shandong Fuwei will no longer enjoy the preferential tax treatment. In December 2014, Shandong Fuwei failed to be designated as a High-and-New Tech Enterprise. As a result, Shandong Fuwei is now subject to a 25% standard enterprise income tax rate since 2014. In 2016, Shandong Fuwei was designated again as a High-and-New Tech Enterprise, and as a result, it was entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017, and 2018. In 2019, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020, and 2021.

In accordance with a notice issued by the PRC government in October 2010, since December 1st, 2010, Shandong Fuwei, our subsidiary, became a taxpayer of city maintenance and construction tax as well as educational surcharges, which are based on value-added tax, the consumption tax and business tax which stood at 12%. According to the new rules promulgated by the local government in China in July 2011, Shandong Fuwei contributed to a fund for local water conservation projects since July 1st, 2011, which is based on the actual value-added tax, consumption tax, and business tax with a rate of 1%. The rate of local water conservation projects fund has been adjusted to 0.5% since June 1st, 2017. The policy changes may have an adverse impact on our net profit.

We are subject to environmental laws and regulations in the PRC.

We are subject to environmental laws and regulations in the PRC. Any failure by us to comply fully with such laws and regulations will result in us being subject to penalties and fines or being required to pay damages. Any change in the regulations may require us to acquire equipment or incur additional capital expenditure or costs to comply with such regulations. Our profits will be adversely affected if we are unable to pass on such additional costs to our customers.

In recent years, there have been many newly-built residential buildings in close proximity to our factory. In March 2014 and November 2015, due to the noise caused by our production, Shandong Fuwei was fined RMB10,000 and RMB20,000, respectively, and was required to rectify and reform within a definite time. The complaints from nearby residents about the noise caused by our production may require us to take measures to lower noise, which will lead to additional costs. In the event that we are forced to suspend our production to take improvement measures, our operations and earnings may be adversely affected.

Changes in foreign exchange regulations in China may affect our ability to pay dividends in foreign currencies.

We currently receive most of our operating revenues in Renminbi. Presently, Renminbi is not a freely convertible currency, and the restrictions on currency exchanges in China may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates the conversion of the Renminbi into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service-related foreign exchange transactions, foreign debt service, and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC subsidiary, Shandong Fuwei, can pay dividends in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi-denominated earnings into foreign currencies. If this occurs, our PRC subsidiary may not be able to pay dividends in foreign currency without prior approval from SAFE. In addition, the conversion of the Renminbi for most capital account items, including direct investments, is still subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. This restriction may limit our ability to invest the earnings of Shandong Fuwei.

Fluctuation in the value of the Renminbi could adversely affect our overseas sales and import of raw materials and the value of, and dividends payable on, our shares in foreign currency terms.

The value of the Renminbi is subject to various factors and depends to a large extent on China’s domestic and international economic, financial, and political developments, as well as the currency’s supply and demand in the local market. From 1994, the conversion of the Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates in the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until the Renminbi was revalued in July 2005, and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. The Chinese government may adopt a substantially more liberalized currency policy, which could result in a further and more significant fluctuation in the value of the Renminbi against the U.S. dollar. Since our income and profits are denominated in Renminbi, fluctuation in the value of the Renminbi could adversely affect our overseas sales and imports of raw materials and further negatively affect our revenue and net income. Any appreciation of the Renminbi would increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of the Renminbi would decrease the value of, and any dividends payable on, our shares in foreign currency terms.

The uncertain legal environment in China could limit the legal protections available to you.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC subsidiary, Shandong Fuwei, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation, and trade. However, the promulgation of new laws, changes to existing laws, and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations, and legal requirements are relatively recent, and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations, and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders’ derivative actions. Moreover, the enforceability of contracts in China, especially with the government, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we may not have adequate remedies. Such uncertainties or the inability to enforce our contracts could materially and adversely affect our revenues and earnings.

Outbreak of viruses such as SARS, H1N1, Coronavirus, now named as COVID-19, or other epidemics could materially and adversely affect our overall operations and results of operations.

From March to July 2003, mainland China, Hong Kong, Taiwan, and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as a severe acute respiratory syndrome, or SARS. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the H1N1 avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could lead to a substantial decrease in our revenues accompanied by an increase in our costs.

We face business disruption and related risks resulting from the novel coronavirus 2019 (COVID-19) pandemic and political instability, such as the conflict between Russia and Ukraine, which could have a material adverse effect on our business and results of operations.

The spread of COVID-19 across the world resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a global pandemic in March 2020. The continued global spread of the COVID-19 pandemic - including the recent discovery of variant strains of the virus - and the responses thereto are complex and rapidly evolving, and the extent to which the pandemic impacts our business, financial condition, and results of operations, including the duration and magnitude of such impacts, will depend on numerous evolving factors that we may not be able to accurately predict or assess. COVID-19, and the volatile regional and global economic conditions stemming from the pandemic, as well as reactions to future pandemics or resurgences of COVID-19, could also precipitate or aggravate the other risk factors that we identify in this Annual Report on Form 20-F, which in turn could materially adversely affect our business, financial condition, and results of operations. There may be other adverse consequences to our business, financial condition, and results of operations from the spread of COVID-19 that we have not considered or have not become apparent. As a result, we cannot assure you that if COVID-19 continues to spread, it would not have a further adverse impact on our business, financial condition, and results of operations. Moreover, unforeseen global events, such as the armed conflict between Russia and Ukraine, could adversely impact our business and operations. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and also adversely affect our business and results of operations.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects.

The Chinese State Administration of Foreign Exchange (“SAFE”) has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, and its implementation rules. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations are applicable to our shareholders, who are PRC corporate entities, and may be applicable to any offshore acquisitions that we make in the future. Under these foreign exchange regulations, PRC residents who make, or have prior to the implementation of these foreign exchange regulations made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC corporate entities that are a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change.

Circular of the State Administration of Foreign Exchange on Printing and Distributing on the Operating Rules for the Administration of Foreign Exchange with respect to the Financing and Round-tripping Investment of Domestic Residents via Overseas Special Purpose Companies (“Circular 19”) was promulgated by SAFE on May 20, 2011, and came into effect on July 1st, 2011. Circular 19 further clarifies the administration principles of Circular 75 and the relevant issues in its application and simplifies operating procedures. Circular 19 will benefit the offshore and round-tripping investment to a certain extent.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009) (“Circular 6”) was promulgated by the Ministry of Commerce and came into effect on June 22, 2009. According to Circular 6, where a domestic company sets up a company with special-purpose abroad, it shall apply to the Ministry of Commerce for going through the examination and approval formalities. When merging or acquiring related domestic companies in the name of the companies in foreign countries legally established or controlled by them, the domestic companies, enterprises, or natural persons shall report to the Ministry of Commerce for approval.

Item 4. Information on the Company

Overview

We were formed as a Cayman Islands corporation in August 2004 under the name “Neo-Luck Plastic Holdings Co., Ltd.” and changed our name to “Fuwei Films (Holdings) Co., Ltd.” in April 2005. Our corporate headquarters, principal place of business, production, and ancillary facilities, occupy an area of approximately 74,251 square meters at No. 387 Dongming Road, Weifang Shandong 261061, People’s Republic of China. Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, NY, NY 10011.

We develop, manufacture, and distribute high-quality plastic film using the biaxially-oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is lightweight, non-toxic, odorless, transparent, glossy, temperature, and moisture-resistant, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating, and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer-based packaging (such as food, pharmaceutical, cosmetics, tobacco, and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as PCB products, capacitors, and motor insulation), as well as in magnetic products (such as audio and videotapes). We market our products under our brand name of “Fuwei Films.” Our main products are as below:

●	Dry film is generally used in circuit boards (PCB & FPC) production and sometimes used for nameplate and crafts etching;
●	Chemically treated film used to enhance properties including barrier resistance, printing properties, and electrostatic resistance;
●	Stamping foil base film and transfer base films used for packaging of luxury items of cigarettes and alcohol to increase the aesthetic presentation of the item and improve environmental performance;
●	Printing base film used in printing and lamination;
●	Metalized film or aluminum plating base film used for vacuum aluminum plating for flexible plastic lamination;
●	High-gloss film used for aesthetically enhanced packaging purposes;
●	Heat-sealable film used for construction, printing, and making heat-sealable bags;
●	Laser holographic base film used as an anti-counterfeit film for food, medicine, cosmetics, cigarettes, and alcohol packaging; and,
●	Heat shrinkable film is widely used for special-shaped packaging for beverages and cosmetics.

Since our establishment, a significant portion of our revenues have been derived from the sales of BOPET film, particularly our printing film, stamping film, transfer film and chemical pretreated film, high-gloss film, heat sealable film, dry film, and heat shrinkable film and so on.

We operate two production lines as of December 31, 2021. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width) and has an annual design capacity of 16,100 metric tons of BOPET film. The third production line had not been started up ever since April 2015. On December 20, 2020, the Company sold its third production line through open bidding. The successful bidder was Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”). On January 16, 2021, the Company entered into Purchase Agreements with Huizhou Yidu Yuzheng. As of December 31, 2021, the third production line and the trial production line, which was made by Mitsubishi for R & D were dismantled and moved.

Our top five customers in the year ended December 31, 2021, were Hunan Wujo Hi-Tech Materials Co., Ltd., Zhuhai Ruiming Technology Co., Ltd., Eternal Photo Electronic Materials (Guangzhou) Co., Ltd., Kolon Electronic Materials (Huizhou) Co., Ltd., and Eternal Electronic (Suzhou) Co., Ltd. We sell most of our BOPET film products to customers in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as the electronics industry. In 2021, 2020, and 2019, our sales to our overseas customers constituted approximately 9.9%, 8.0%, and 14.2% of our total revenue, respectively.

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

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers, and we have already developed a series of new products. Our R&D team comprises of five full-time research personnel in total.

We have an established brand name and are recognized for our product quality in the PRC.

Our products are marketed under our brand name, “Fuwei Films.” We believe that this brand name is well known in the BOPET film market in the PRC, and, although our selling prices sometimes exceed those of our competitors, our products have achieved significant market acceptance because of their high quality and our superior customer service. In January 2011, Fuwei Films was recognized as a “Shandong Famous Brand.” In January 2014, Fuwei Films was awarded once more as “Shandong Famous Brand” for the fifth consecutive year since it was reviewed.

We manufacture high-quality products that can be customized for our clients.

We implement and enforce stringent quality controls on our production process and products. As part of our production process, we formulate different blends of PET resins and additives to produce films with specific properties for our customers based on their requirements. In addition, we have developed a special production process, and we believe using these formulas will produce products that will meet our customers’ requirements in quality.

We have an experienced management team with extensive industry experience.

Our management team has extensive management experience, and most of them have many years of experience in the R&D, manufacturing, and marketing of BOPET films.

We can continually renovate or update our production lines according to the market trends, and our R & D facilities are advanced in the PRC.

Our first production line was German-made and manufactured by Brückner, and the second was made by DMT in France. We continually renovate or update these production lines according to the market trends to enable these lines to produce competitive and premium products.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products, making us more attractive to our potential customers, and, therefore, more competitive in both e local and international markets:

Date	Award/Certificate	Issuing Authority

September 2004(1)	ISO 9001:2000 Certificate	China Certification Center for Quality Mark

July 2006(2)	ISO 14001 Certificate	SGS

December 2007 (3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

December 2008 (4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

May 2009	“Advanced Enterprise of Chinese plastic industry”	China Plastic and Packaging Association

August 2009	Technological Innovation Award	Shandong Province enterprise technological innovation promotion association

June 2010(5)	A-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

October 2010 (6)	Shandong Engineering Technology Research Center	Department of Science & Technology of Shandong Province

January 2011 (7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME	SME Productivity Promotion Center of Shandong Province

January 2011	First Award of Private SME Innovation of Shandong Province	SME Innovative Committee of Technological Promotion of Shandong Province

January 2011	Award of Tax Contribution of the Year of 2010	Weifang Municipal Finance Bureau

January 2011 (9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

February 2011 (10)	Scientific Innovative Enterprise of Shandong Province	Department of Science & Technology of Shandong Province

October 2011	Creditable Private Enterprise of Weifang 2011	Weifang SME Advocacy Office

October 2011(3)	Key High-Tech Enterprise of the National Torch Program	Ministry of Science and Technology

October 2011(4)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

December 2011	Award for Enhanced Productivity	SME Productivity Promotion Center of Shandong Province

December 2011(11)	Famous Brand	SME Productivity Promotion Center of Shandong Province

February 2012(11)	Outstanding Brand of Plastic Packaging Industry in China in 2011 and 2012	China Packaging Federation

June 2012(12)	OHSAS 18001:2007 Occupational Health and Safety Management Systems	SGS

December 2012	Reliable Enterprise of Weifang	Weifang Administration for Industry & Commerce

December 2012	Best Employer of Weifang	Weifang Enterprise Confederation

March 2013(11)	Private Economy Famous Brand of Shandong Province	Private Economy Brand Promotion Center of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	Award for Enhanced Productivity in 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013(7), (8)	Award for Cooperative and Innovative Manufacturing, Study and Research of SME for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

March 2013	First Award of Private SME Innovation of Shandong Province for the Year of 2012	SME Technology Innovation Promotion Association of Shandong Province, SME Productivity Promotion Center of Shandong Province

April 2013	2012 Human Resources and Social Security Credibility Demonstration Enterprise	Weifang Municipal Human Resources and Social Security Bureau

May 2013(5)	AA-Category taxpayer	The National Taxation Bureau and the Local Taxation Bureau of Shandong Province

July 2013(11)	the Most Competitive Brand in the Market of Shandong Province	Shandong Province Economic and Information Technology Committee

August 2013(13)	The Third Award of Patent for BOPET and Manufacturing in Weifang City	Weifang Municipal Government

October 2013	The Most Significant Innovation Awarded for Dry Film Resist	Weifang Enterprises Confederation, Weifang Enterprisers Association.

January 2014(9)	“Fuwei Films” was awarded as Famous Shandong Brand	Shandong Provincial Quality Supervision Bureau

January 2014(14)	Five -Star Enterprise in Statistical Work	Shandong Provincial Bureau of Statistics

January 2015(15)	Advanced Work Unit in Making National Standard for BOPET Film	China Packaging Federation

May 2015	One of the Top Ten Outstanding Enterprises in 2014 for All products in Shandong	Shandong Provincial Plastic Association

December 2015	Famous Trademark in Shandong Province	Shandong Provincial Administration for Industry & Commerce

December 2016(16)	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

March 2017	Permission Certificate of Radiation Safety	o Environmental Protection Bureau
o
March 2017	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2016	Weifang Labor and Social Security Supervision Office

April 2018	Grade A Unit of Labor Secured and Law-abiding Integrity for the year 2017	Weifang Labor and Social Security Supervision Office

December 2019	High-and-New Tech Enterprise	Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, and Shandong Province Financial Bureau

September 2020(17)	The hidden champion in Weifang City	Weifang Bureau of Industry and Information Technology

(1)	ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete in many more markets around the world and provides our customers with assurances about our quality, safety, and reliability.
(2)	After strict examination and approval by SGS, Fuwei Films (Shandong) Co., Ltd. successfully passed the ISO14001 Environmental Administration System in July 2006.
(3)	Fuwei Films (Shandong) Co., Ltd. was awarded as Key High-Tech Enterprise of the National Torch Program in December 2007 and October 2011. This title is recertified every two years.

(4)	In December 2008 and October 2011, Fuwei Films was awarded as High-and-New Tech Enterprises by the Shandong Department of Science and Technology, National and Local Taxation Bureau of Shandong Province, as well as from the Shandong Province Finance Bureau.
(5)	The A-Category is at the top of the four ratings for corporate taxpayers in China. Candidates eligible for the category are reviewed and designated by the authorities every two years.
(6)	This center is mainly engaged in researching and developing new polyester materials and high-tech products. Currently, it has made more than ten R&D achievements and plays a positive leading role in the development of the BOPET industry.
(7)	Fuwei Films starts technological cooperation with Chinese colleges and hired South Korean experts to research and develop new products, techniques, and processes.
(8)	Fuwei Films has already developed and applied more than ten new products, including laser anti-counterfeit film, chemical pretreated film, heat-sealable film, dry film, and heat-shrinkable film. All these have been widely used in production.
(9)	The “Fuwei Films” brand has been honored as a famous brand resulting in visibility, credibility, reputation, and continued growth.
(10)	Under the fierce competition, Fuwei Films is encouraged by the government to develop new products.
(11)	All these awards show that our established brand name “Fuwei Films” is recognized for our product quality in the PRC.
(12)	OHSAS 18001 is an internationally recognized assessment specification for occupational health and safety management systems. OHSAS promotes a safe and healthy working environment by providing a framework that allows organizations to reduce the potential for accidents and improve overall performance. We believe this distinction will ensure a safe environment for our workers, and it will be attractive to global companies looking for BOPET suppliers in China.
(13)	We have been focusing on R&D as a key differentiator to gain a competitive advantage in the market.
(14)	The statistical work refers to the collecting, sorting, and analyzing work of social-economic phenomena. It is a kind of social investigation activity.
(15)	Fuwei participates in and plays an active role in making the National Standard of BOPET film.
(16)	Shandong Fuwei was designated as a High-and-New Tech Enterprise in 2016, and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017, and 2018. Shandong Fuwei was designated again as a High-and-New Tech Enterprise in 2019, and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020, and 2021.
(17)	This reward is required to have an annual operating income of more than 20 million yuan, with an average growth rate of more than 10% in the last three years, and the proportion of R&D investment in the operating income of more than 2.6%. The company has been engaged in the professional industry for more than four years, with stable customers and a core technology research and development team. The technical level of enterprise subdivided products has reached the leading level of similar products at home and abroad. The enterprise has its own brand, which has been included in the priority scope of national and provincial quality, trademark, famous brand, and other awards.

Business Prospects

In 2021, the condition of oversupply over demand in China’s BOPET market improved, and our purchase orders increased. Although anti-dumping measures taken by the USA and South Korea, and COVID-19 caused bad influence but our orders from international markets still increased.

Business Development Strategies

As a primary part of our business strategy, we will speed up the R&D of high value-added products. We believe that we have the ability to increase our sales and expand our markets. We will continue to improve our products by developing new functions and applications of the BOPET films and enhancing our products mix. Meanwhile, we will continue to secure opportunities to develop new domestic and overseas customers, especially in the Japanese market. We believe that expanding the overseas business is a key part of our business strategy.

Our future plans include: Expansion into overseas markets

We believe that the overseas markets hold significant potential for future growth. We believe that our venture into the overseas markets, which began in 2004, has been successful. We have identified Europe, Asia, and North America as our primary overseas markets.

Our overseas sales were affected by the anti-dumping investigations conducted by South Korea and the United States against BOPET manufacturers originating from China, India, and other countries and the fluctuation of the Renminbi. However, we still believe there is great potential in the overseas BOPET market. Therefore, we will continue to carry out marketing in the overseas market, especially the Japanese market, to attract new clients and sell our specialty films.

Investment in research and development

As one of our key strategies, we continue to invest substantially in R&D. We also intend to expand our R&D team by hiring more senior research personnel from both China and foreign countries. We attach great importance to intellectual property. To date, 17 patents have been granted by National Intellectual Property Administration, PRC.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film.

BOPET is a high-quality plastic film manufactured using the biaxially-oriented stretch (transverse and machine direction) technique. Our advanced production process improves the physical properties of the plastic film, such as its tensile strength, resistance to impact, resistance to tearing, and malleability. The high dimensional stability of the film over a wide range of humidity and temperature fulfills the basic requirements for flexible packaging. The film is lightweight, non-toxic, odorless, transparent, glossy, moisture-resistant, and retains high barrier resistance, making it suitable for flexible packaging, printing, laminating, aluminum-plating, and other forms processes. In addition, it retains high dielectric strength even at high temperatures, which are essential qualities for electrical and electronic uses. The three-layer co-extruded structure enables us to develop high-quality BOPET products.

BOPET film has been widely used in flexible packaging (such as food, pharmaceutical, cosmetics, cigarettes, alcohol), imaging (such as printing plates and microfilms), and electronics and electrical (such as PCB products, capacitors, and motor insulation). Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films.” Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses and the PRC’s electronics industry, particularly in the coastal region. We also export our products to end-users and distributors mainly in Europe, Asia, and North America.

Our BOPET film is mainly used in the flexible packaging industry for consumer products (relating to processed foods, pharmaceutical products, cosmetics, tobacco, and alcohol) and the electronics industry. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2021, 2020, and 2019:

Category	2021	2020	2019
Stamping and transfer film	20.3%	28.3%	34.8%
Printing film	4.8%	6.5%	10.1%
Metalized film	1.2%	1.2%	1.6%
Specialty film	69.9%	60.8%	48.4%
Base film for other applications	3.8%	3.2%	5.1%

The above categorizes BOPET base film products by application.

Stamping and transferring film

This film displays excellent thermal stability and tensile strength and is used in metalized film and laser stamping foil and transfer.

Printing film

This is a high transparency film that is corona treated on one side to provide excellent adhesion to ink. This is primarily used in printing and lamination.

Metalized film

This type of aluminum plating base film displays good thermal stability and tensile strength and provides good adhesion between the film and aluminum layer. This is applied to flexible plastic lamination.

Specialty film

We mainly produce the following types of specialty film:

●	Dry film: Generally used in circuit boards (PCB & FPC) production, and sometimes used for nameplate and crafts etching;
●	Chemically treated film is used to enhance properties including barrier resistance, printing properties, and electrostatic resistance;
●	Heat-sealable film: Film with a three-layer structure. The heat-sealable film is primarily used in construction, printing, and making heat-sealable bags;
●	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically enhanced packaging purposes; and,
●	Heat shrinkable film is widely used for special-shaped packaging for beverages and cosmetics.

Base film for other applications

Base films for other applications are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

BOPET film is manufactured from polyethylene terephthalate (PET) resin. BOPET film is produced by melting the granulated PET resin and extruding it into a flat sheet. This sheet is stretched to 3.0 to 3.6 times its original length, then horizontally from 3.0 to 3.6 times its width, before being heat set and finally wound into reels. The orientation process (stretching during the application of heat) gives the film its mechanical strength, barrier, and optical properties (clarity and gloss). The main steps of our manufacturing process involve:

Dosing and Mixing

PET resin is dosed and mixed with relevant additives to achieve its desired characteristics. In the case of producing three-layer co-extruded BOPET film, the materials are dosed and mixed separately for each of the core and outer layers.

Extrusion/Co-extrusion

The mixed material is melted and plasticized to achieve the required homogenous state with the requisite characteristics, and then it is filtered and transported to the die unit. Our DMT production line has one main extruder and two auxiliary extruders to allow us to produce multiple-layer co-extruded BOPET film.

Die Casting

The respective mixed materials are extruded from the die unit, which produces a flat layered cast sheet and cast on the chill roll, which is cooled by the pinning system.

Machine Direction Orientation (vertical stretching)

The cast sheet is then heated and stretched by machine direction before annealing the cast sheet, which is a process of heat-setting to control the shrinkage of the sheet after the vertical stretching.

Transversal Direction Orientation (horizontal stretching)

After the machine direction stretching, the cast sheet is horizontally stretched before annealing again.

Pull Roll Station

The stretched sheet is trimmed and measured for thickness. For the production of base film for printing, the surface is treated by corona treatment. Corona treatment is the process that enables the BOPET film to become receptive to printing. At the pull roll station, continuous feedback on the thickness of the BOPET film is also relayed back to the die unit, ensuring consistency in the thickness of the BOPET film.

Winder

The final BOPET film is then wound up into metal rolls in the mill roll by the winder.

Slitter

The wound BOPET film is then unwound from the metal rolls, divided to the requisite width and length, and rewound into paper or plastic core for delivery to customers.

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our warehouses are guarded by security personnel, our inventory loss is covered under our insurance policies. As of December 31, 2021, our total inventories amounted to approximately RMB35.5 million, and our raw materials, work-in-progress, finished goods and spare parts (including consumables) made up approximately 41.4%, 2.8%, 38.1%, and 17.7% of our inventories, respectively.

To ensure an accurate inventory record and monitor aging inventory, we conduct monthly stock counts. We usually maintain raw materials which can be used for one or two weeks of production. Typically, we start manufacturing such goods upon receiving orders from our customers.

Our inventory turnover periods (in days) for 2021, 2020, and 2019 were 44.8, 44.7, and 34.9, respectively. Inventory turnover is calculated as 365 days times inventory at the period/year end date divided by the cost of sales in respect of the financial period/year.

In 2021, there were no provisions for inventory obsolescence and inventory write-off. As of December 31, 2021, we accrued RMB7.4 million for inventory falling price reserves.

Manufacturing Facilities and Utilization Rates

As of December 31, 2021, the following production lines are in operation:

Production Line	Design Capacity	Estimated Remaining Life Span
Brückner Production Line	13,000 tons per annum	Approximately 0 year
DMT Production Line	16,100 tons per annum	Approximately 1 year

The manufacturer’s design capacity is determined based on the assumption of the production of a specific mix of BOPET films of varying thicknesses. Our Brückner and DMT production lines have been in use since 2003 and 2004, respectively. The production lines are depreciated on the straight-line method over their respective estimated useful lives.

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2021, 2020, and 2019, based on our estimated operational production capacities were as follows.

	Approximate Annual Production Volume
	(tons)			Average Annual Utilization Rate
Production Line	2021	2020	2019	2021	2020	2019
Brückner Production Line	11,663	11,877	11,559	89.7%	91.4%	88.9%
DMT Production Line	14,292	13,942	14,286	88.8%	86.6%	88.7%

There are currently no regulatory requirements that may materially affect our property, plant, and equipment utilization rates. However, certain of the fixed assets relating to our production lines have been mortgaged in respect of certain of our bank loans as described under “Properties” for further details.

Quality Control

The quality and reliability of our products are essential for our continued success. We adopt strict measures for quality control in the entire production process of all our products, from the purchase and selection of raw materials, to each stage of the manufacturing processes and final inspection of end products. Our quality control procedures were certified for ISO 9001:2000 compliance in September 2004, while the review is conducted every three years. Our quality control procedures were certified for ISO 9001:2015 compliance in May 2021, while the review is conducted every three years.

As of December 31, 2021, our product inspection and quality control department is comprised of 17 employees. We have one manager, 13 quality inspectors, two procurement inspectors, and one after-sale personnel. Members of our quality control departments have had relevant training in quality control following ISO 9001:2000 procedures. Our product inspection and quality control department ensure that our production process, raw materials, and end products are of the quality to our customers’ satisfaction.

Raw Materials

We adopt and adhere to quality inspection procedures and internal controls for the procurement, selection, and quality checks of raw materials. Different types of assessments are utilized for different categories of raw materials. Our suppliers are also required to meet our internal qualification criteria, such as the quality and pricing of their suppliers, their ability to meet our requirements, and timely delivery. We conduct batch inspections for raw materials delivered to us before being accepted and stored in our warehouses. Defective materials are returned to our suppliers for necessary corrective action to ensure that no defective materials are used for production.

Production Process

We have established standard operating procedures and implementation rules for each stage of the production process to ensure that our products comply with and adhere to our stringent quality control standards and optimize our productivity. We only permit employees who have undergone and completed the relevant training to work on our production lines. At each stage of the production process, our inspectors check and ensure that our production process complies with our quality standards, while our quality control department monitors and ensures that our products-in-process and final products comply with our internal and international standards of quality control by carrying out random sampling of the products.

Finished Products

To ensure that our products fulfill our quality criteria established by our product inspection and quality control department, our products undergo final quality inspection upon production, labeling, and packaging. Our product inspection and quality control department continue to monitor and ensure that our products are properly handled and stored in our warehouses. Prior to delivering to our customers, our products are inspected one final time to ensure that they are in good condition and not damaged.

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filter disks every 30 days, and this replacement process takes about six to eight hours, during which we will conduct routine maintenance. And each year, we will conduct one comprehensive maintenance project for each production line which will cost five to ten days, varying according to different maintenance projects. We believe that due to our stringent maintenance policies, our equipment is still in good condition. Our average downtime for 2021 (primarily for maintenance) was 4.6% of our overall production time.

New Products

Through years of R&D endeavors, we have introduced various BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement

Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

Heat-sealable film

The heat-sealable film is a three-layers co-extruded Biaxially oriented polyester film with an amorphous polyester heat seal layer. Available with corona treatment on the non-seal side to improve adhesion to typical packaging inks and metalizing. Not only can it provide permanent seals to itself for package bags, but also to APET, CPET, PETG, and others. The heat-sealable film can be aluminized, printed, and composited with other films. It is applied to packaging for food, construction, and other applications.

Heat sealable film for steel

To improve the heat-sealable strength between the film and steel and adjust the stretchable capability to be more suitable for steel’s heat sealing. They are mainly used to protect and decorate colorful armor plates for home appliances.

High-gloss film

Using special raw chips and processes provides very high gloss, uniform thickness, good mechanical properties, and surface smoothness. It can be used under -70~200°C for packaging food, cigarettes, alcohol, laser embossing, holographic anti-fake, metallic yarn, and others.

DFR base film	Generally used in circuit boards (PCB & FPC) production, sometimes used for nameplate and crafts etching.

Heat shrinkable film

To change the heat shrinkage rate by enlarging the draw ratio. It is mainly used for PET beverage bottle shrinkable tags. Heat shrinkable film uses PET structure, which is the substitute for PVC shrinkable tags, which is also in line with environmental protection and recyclable requirements.

Smooth heat sealable film	Excellent smoothness widely used in packaging of mosquito-repellent incense.

Anti-static film	Featuring low static electricity with surface resistance below 10[10]Ω/sqm applied to printing and packaging, which require films with excellent anti-static properties.

Reinforced coated printing film	Excellent adhesion to UV ink and UV gloss oil suitable for high-end printing.

Metal-adhesion improved film	To improve the peel strength after metalized sealing. They are mainly used for liquid packages.

Uvioresistant film	To prolong the yellowing resistance time and hence increase the film duration of use.

Uvioresistant Heat-sealable film used for FRP	Increase duration of use of heat-sealable film used for FRP

Our expenditure on research and development in 2021, 2020, and 2019 were as follows (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2021		2020		2019
	RMB		RMB		RMB
Research and Development Expenses	12,811	(1)	11,413	(2)	9,449	(3)

(1) & (2) & (3) In addition to the above-mentioned expenses in 2021, 2020 and 2019 of RMB12,811, RMB11,413, and RMB9,449, respectively, the R&D capital expenditure was zero, RMB300, and zero, respectively.

We view research and development as an essential part of our business. We believe that higher investment in our R&D center’s equipment, the development of new products, and upgrading existing products will enhance our ability to compete.

Sales, Marketing, and Key Customers

As of December 31, 2021, our sales department is comprised of nine employees in the domestic sales division, three employees in the overseas sales division, and one for sales support. Our sales department is responsible for market penetration, such as cultivating new customers and businesses, and market development, such as developing existing accounts through better service support and customer relationship. Our marketing department is responsible for market research, development and promotion. Our management is actively involved in overseeing and supervising our sales and marketing activities and often visits our clients together with the sales personnel. They have established and maintained a close business relationship with our key customers.

Customers and Markets

Over the past years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products, such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco, and alcohol. In addition, we maintain a good relationship with major dry films customers in Mainland China.

The majority of our domestic customers are located in the coastal region of the PRC. Our overseas customers are mostly based in Europe, Asia, North America, and others. In 2021, sales from our domestic and overseas customers constituted approximately 90.1% and 9.9% of our annual revenue, respectively.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2021, 2020, and 2019:

	Percentage of
	Total Revenue (%)
	2021	2020	2019
Hunan Wujo Hi-Tech Materials Co., Ltd.	17.7	8.8	0.2
Zhuhai Ruiming Technology Co., Ltd.	6.6	4.5	3.3
Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	5.0	4.5	5.1
Kolon Electronic Materials (Huizhou) Co., Ltd.	5.0	5.2	3.6
Eternal Electronic (Suzhou) Co., Ltd.	3.4	3.6	3.4

Hunan Wujo Hi-Tech Materials Co., Ltd. accounted for 17.7% of our total revenue in 2021.

None of our directors, principal shareholders, or any of their affiliates has any interest, direct or indirect, in any of our customers listed above.

Sales

Because of our broad range of product offerings and customers, our sales and marketing efforts are generally specific to particular product types, customers, or geographic regions. Most of our products are sold by our own direct sales force. These salespeople, including our management, maintain close relationships with our customers by paying visits to them from time to time to understand their needs and obtain their feedback and suggestions. Our sales personnel provide technical support to our customers when required. We also regularly invite our existing and potential customers to our manufacturing facilities for visits as we believe that such visits enable our customers to better understand our production processes and operations and enhance our customers’ confidence in us.

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness, and financial position. We offer our domestic customers credit terms of 30 - 45 days. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days.

We offer a basic salary and commission package for our sales personnel. The commission payable is dependent on a number of factors such as sales targets completion, debt collection, and marketing cost allocation.

Customer Service

We place great emphasis on good, fast, and effective pre-sales and after-sales customer support services. As such, all our sales personnel have undergone stringent training and have sufficient knowledge and understanding of our products. Our sales personnel are responsible for coordinating and providing after-sales services, which include following through with our customers’ orders, maintaining relationships with our customers, handling complaints effectively, ensuring that our customers’ needs are met, and understanding the future needs of our customers. Our quality department supports our customer service and is responsible for explaining questions related to the usage of our products to customers. If there are complaints as to our product quality, they are responsible for receiving and settling complaints on our customers’ site.

We accept returned defective products from customers or compensate our customers for the losses incurred from our defective products. For 2021, our losses due to returned products from our customers were approximately 0.2% of our total sales.

Marketing

We have the following marketing channels:

●	we regularly attend trade fairs and exhibitions as we believe they serve as a good platform for us to exhibit our new products and expand our sales network. In addition, we participate in seminars, fairs, and exhibitions to network with our potential and existing customers and to obtain up-to-date information on new products, market trends, and consumer demand;
●	referrals from existing customers as well as business associates to generate sales opportunities; and,
●	promotion through our corporate website. Information on our products and services is also found on our corporate website, which allows us to reach out to potential domestic and overseas customers.

Our marketing personnel also conduct PRC domestic and overseas market surveys, and research. The statistics, findings, and information obtained from such surveys and research are then passed on to our management and production department for their analysis of the demand for and supply of our products, which allows them to adjust our production and sales targets as well as our marketing strategies.

Suppliers and Raw Materials

Suppliers

We purchase raw materials according to the relevant technical specifications and production requirements. We select our suppliers based on the following considerations and/or methods:

●	the consistency of the quality of raw materials supplied and any relevant certifications;
●	our inspection of the supplier’s quality control system;
●	positive feedback from the supplier’s other customers;
●	pricing of raw materials;
●	timely delivery of raw materials;
●	the supplier’s financial position and viability;
●	the service provided by the supplier;
●	qualifying suppliers by sample testing and batch purchasing of their raw materials; and,
●	annual evaluation and review of our suppliers.

The following are the suppliers that supplied 10% or more of our purchases of raw materials and supplies for each of the years ended December 31, 2021, 2020, and 2019:

		Percentage of total purchases (%)
Supplier	Item	2021	2020	2019
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	53.9	48.1	58.3
Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch	PET resin and Additives	1.0	6.2	10.3
Weifang Power Supply Company.	Electric power	8.4	10.4	8.3

We purchase the majority of our PET resin from Sinopec Yizheng, and Lucky Jiangyin as the quality of its supply of PET resin consistently meets our requirements. We currently have annual supply agreements with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply us with fixed quantities of PET resin monthly at the prevailing market prices. Such supply agreements are renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases of raw materials are on a cash basis. There are several suppliers of PET resin at home and abroad that can consistently meet our quality and quantity requirements on a timely basis.

None of our directors, principal shareholders, or any of their affiliates has any interest, direct or indirect, in any of our customers listed above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of each category within main raw
	material purchases (%)
Main Raw Material	2021	2020	2019	Country
PET resin	81.0	79.0	77.1	PRC
Additives	19.0	21.0	22.9	PRC

The market prices for PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden supply shortage or significant increase in demand for PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. The average price for PET resin in 2021 will increase by 23.7% compared to that in 2020.

As we cannot predict the price movements of such raw materials and to minimize the impact of such price fluctuations on our cost, we generally purchase such raw materials in quantities sufficient for our production process for approximately one or two weeks. Based on orders from our customers, we may increase or reduce the inventory of our raw materials.

Competition

We face intense competition in the PRC plastic film industry. We believe that there are currently many plastic film manufacturers in the PRC, and we expect further entrants into this market in the future. Among the flexible packaging industries, particularly those involving packaging of processed food and pharmaceutical products, the primary types of plastic films in the packaging products include BOPET, Biaxially oriented polyester (BOPP); and Biaxially oriented polyamide (BOPA).

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA
Water vapor barrier	Excellent	Fair	Poor

Gas barrier properties	Poor	Excellent	Excellent

Break down voltage	Poor	Excellent	Excellent

Machine-ability	Fair	Excellent	Excellent

Printability	Fair	Excellent	Fair

Suitability for Metalizing	Poor	Excellent	Fair

Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)

Tensile strength	Poor	Excellent	Excellent

(1)	This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999. The Company did not notice updated technical specifications subsequently as of December 31, 2021.

We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities.

We believe that the major competitive factors in our industry include:

●	research and development capability;
●	quality and reliability of products;
●	technical/manufacturing capability;
●	industrial reputation; and,
●	production cost and sales prices.

We believe that our major competitors in BOPET manufacturing are currently:

●	Dupont Hongji Films Foshan Co., Ltd.;
●	Yihua Toray Polyester Film Co., Ltd.; and
●	Shandong Fenghua Plastic Technology Co., Ltd.

We believe that we have established a good reputation and management track record as a manufacturer of BOPET film and are able to offer quality products.

C. Organizational structure.

The following table sets forth the details of our subsidiaries as of the date of this Annual Report:

Name	Country of Incorporation	Ownerships Interests	Direct Parent

Fuwei Films (Shandong) Co., Ltd.	Weifang Shandong, China	100% wholly owned by Direct Parent	Fuwei Films (BVI) Co., Ltd.

Fuwei Films (BVI) Co., Ltd.	British Virgin Islands	100% wholly owned by Direct Parent	Fuwei Films (Holdings) Co., Ltd.

D. Property, plant, and equipment.

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. Land use rights held by us cover the land at our facilities. The land-use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. Our corporate headquarters conduct our research and development, manufacturing, warehousing, and administrative functions. The total gross floor area of production and other facilities owned by us is approximately 46,196 square meters. We own all the buildings and facilities on the premises. Parts of our land use rights, plant, and office buildings have been mortgaged to the banks in the PRC. As of December 31, 2021, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively. The total net value of the mortgaged property is RMB97.1 million.

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

Overview

We develop, manufacture, and distribute high-quality plastic film using the biaxially oriented stretch technique, otherwise known as BOPET film. Since the establishment of the Company, a substantial portion of our revenues has been derived from the sales of BOPET film. We sell most of our BOPET film products to domestic customers in China, with the minority sold to Europe, Asia, North America, and other overseas markets.

Our Corporate Structure and Operating History

The diagram below illustrates our corporate structure:

Shandong Fuwei, our PRC operating subsidiary, was formed on January 28, 2003, as a Sino-foreign equity joint venture under the name Weifang Fuwei Plastic Co., Ltd. In July 2003, this company began producing BOPET film, initially renting the necessary fixed assets from Shandong Neo-Luck, a company involved in BOPET film production in which Mr. Xiaoming Wang, our former executive officer, served as executive officer at the time.

Shandong Fuwei subsequently acquired these fixed assets through two auction proceedings, the first in October of 2003 and the second in December 2004. At the first auction proceeding in October 2003, Shandong Fuwei acquired assets related to the Brückner production line that it rented from Shandong Neo-Luck. Shandong Neo-Luck had previously mortgaged this line to Bank of China, Weifang city branch, as security for several loans extended to Shandong Neo-Luck’s affiliates. When these loans went into default, the Bank of China brought a series of legal actions in the Weifang Municipal People’s Court that resulted in the assets securing the loans being sold at a public auction. Following its successful bid at an auction on October 9, 2003, Shandong Fuwei acquired the Brückner production line and facilities (with an appraised value of approximately RMB169 million) for RMB156 million.

In November 2003, Shandong Fuwei’s shares were sold to Shenghong Group Co., Ltd. (“Shenghong Group”) and Shandong Baorui for an aggregate consideration of RMB98.2 million. Tongju Zhou, a former director of the Company, and Duo Wang each indirectly own 50% of Easebright Investments Limited (“Easebright”), one of our principal shareholders, and are both officers and directors of Shandong Baorui. Jun Yin and Duo Wang own 17.5% and 4.6%, respectively, of Shandong Baorui. In 2004, Messrs. Zhou and Wang, along with Jun Yin, established several offshore holding companies in the British Virgin Islands and the Cayman Islands to acquire and hold these shares. In October 2004, Fuwei (BVI) entered into a sale and purchase agreement with Shenghong Group and Shandong Baorui, pursuant to which Fuwei (BVI) acquired the respective equity interest of Shenghong Group and Shandong Baorui in Shandong Fuwei for an aggregate consideration of RMB91 million. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) and was converted into a whollyforeign-owned enterprise pursuant to PRC law.

As a result of its ongoing financial difficulties, Shandong Neo-Luck was declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004. Prior to the bankruptcy, Shandong Neo-Luck’s then major operating asset, the DMT production line, had been pledged by Shandong Neo-Luck to Weifang City Commercial Bank. When Shandong Neo-Luck was declared bankrupt, the Shandong Branch of Bank of China seized the production line by order of the Qingdao Intermediate People’s Court and the Qingdao Southern District People’s Court, while the Weifang Branch of Bank of Communications did so through Weifang Intermediate People’s Court. As such, the effectiveness of the pledge in favor of Weifang City Commercial Bank was under dispute. Subsequently, pursuant to the decision from Weifang Intermediate People’s Court, Weifang City Commercial Bank ranked senior in terms of the right of claims.

The pledged DMT production line was put up for public auction by the Shandong Neo-Luck Liquidation committee on October 22, 2004. In view of the above complexities, the auction was deemed to be tremendously risky at that time, and therefore, our PRC operating subsidiary did not directly participate in the first auction, which began with a bid price of approximately RMB53 million by reference to an independent valuation performed on a forced sale basis. However, due to the tremendous potential risk involved, the auction was withdrawn twice, and the starting bid price had been further reduced to approximately RMB34 million and was finally purchased by Beijing Baorui, a company indirectly controlled by Shandong Baorui. When the DMT production line was put for public auction by Beijing Baorui three months later, our PRC operating subsidiary purchased it for approximately RMB119 million, supported by an independent valuation performed on a going concern basis. We understood that acquiring the DMT production line from Beijing Baorui through the first auction would be an effective way to minimize the risk associated with the uncertainties arising from the bankruptcy of Shandong Neo-Luck. The price difference of approximately RMB85 million represented a risk premium paid to Beijing Baorui, which bore the ultimate risks of recourse from creditors of Shandong Neo-Luck.

Subsequent to the auction for several years, the PRC government conducted an investigation into the conduct of certain individuals in connection with such transactions. In March 2009, Messrs. Yin, Wang and Zhou committed the crime of corruption by the verdict of the Jinan Intermediate People’s Court in the city of Jinan, Shandong Province. In November 2009, the Company became aware of the final verdict issued by the Supreme People’s Court of Shandong Province. The Supreme People’s Court upheld the initial verdict issued by the Intermediate Court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years, and the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment. All of the personal property of the three individuals will be confiscated.

At the time of our initial public offering, we had obtained an opinion of PRC counsel with respect to the validity of the auction proceedings under PRC law, although you should read the description of the opinion and the subsequent development in March 2009 described under the title “Risk Factors — The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business.” Certain of the assumptions relied upon in providing that opinion has been questioned by the verdict referred to above.

On May 9, 2011, we received a notification from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”), regarding the transfer of the ownership of controlling shareholders.

According to the notification, our former controlling shareholders, Messrs. Jun Yin, Duo Wang, and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. As a result of the transfers, and based on the information provided by the Administration Company, 52.90% of its outstanding ordinary shares are controlled indirectly by the Administration Company, and 12.54% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.

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

On August 14, 2013, we received the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of the Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”), indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China, and we became aware that the fifth public auction resulted in the acceptance of a successful bid. Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”), the successful bidder in the fifth public auction of 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly-owned subsidiary of Shandong SNTON Group Co., Ltd (“SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group, is also Hongkong Ruishang’s chairman. This disclosure is based solely on information contained in a Schedule 13D amendment filed by Hongkong Ruishang with the SEC on November 12, 2014.

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.54% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.54% of the Company’s outstanding ordinary shares through Easebright. Mr. Jingang Yang was appointed as the director of Easebright. This disclosure is based solely on information contained in a Schedule 13D filed by Shandong Fuhua with the SEC on December 30, 2014. Easebright informed Fuwei that Mr. Qingxin Dong had been the director since 2018.

Renaissance Technologies LLC owns 6.63% of the Company’s outstanding ordinary shares. This disclosure is based solely on information contained in a Schedule 13G amendment filed by Renaissance Technologies LLC with the SEC on February 11, 2022.

On December 5, 2016, we held an extraordinary general meeting of shareholders pursuant to which a 1-for-4 reverse stock split of our authorized ordinary shares, accompanied by a corresponding decrease in our issued and outstanding ordinary shares and an increase of the par value of each ordinary share from $0.129752 to US$0.519008 (the “Reverse Stock Split”), was approved by our shareholders of record. Our ordinary shares began to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “FFHL” at the opening of business on December 6, 2016.

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

On March 31, 2021, we announced that the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited (“Enesoon”), a British Virgin Islands company, directly and indirectly, holding subsidiaries in China primarily engaged in green thermal energy storage businesses, and Enesoon’s shareholders. The Purchase Agreement will result in the issuance by the Company of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of Enesoon. As a result of this transaction, the former shareholders of Enesoon will beneficially own, in the aggregate approximately 97.1% of the Company’s outstanding shares.

The closing of the transactions contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation, and other customary conditions.

Our ordinary shares began to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “FFHL” at the opening of business on December 6, 2016. The new CUSIP number for our ordinary shares post-Reverse Stock Split is G3704F 110. We would round up to the next full share of our ordinary shares any fractional shares that result from the Reverse Stock Split.

Key Factors Affecting Our Results of Operation

The following are key factors that affect our financial condition and results of operations, and we believe them to be important to the understanding of our business:

Raw Material Prices

For the years ended 2021, 2020, and 2019, the total cost of raw materials made up approximately 72.5%, 70.0%, and 74.3% of production cost, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 81.0% and 19.0%, respectively, of our total cost of raw materials in 2021. PET resin trades as a commodity, and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is mainly used in the textile industry, and accordingly, the demand from that industry will also affect the price of PET resin.

Although we try to pass on all increases in our raw material costs to our customers, we can only pass on a portion of the increase to our customers due to the increased supply than demand in the market. We obtain a significant amount of the PET resin used at our facilities from two suppliers, who have agreed to supply us with fixed quantities of PET resin monthly at the prevailing market price. We have not engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components.

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as printing films, stamping, transfer films, and metalized films, is typically driven by supply and demand conditions in the market. We have more control over pricing for our specialty products, such as dry films.

As selling prices are generally higher for those types of BOPET film products that require higher technical expertise, our revenue will be affected, to a certain extent, by our product mix. Our product mix is dependent on, among other things, our production facilities, R&D abilities, and new product commercialization.

Demand for Our Products

We have been able to expand our product range and markets by introducing new products required by customers. We believe that our technical expertise is important in introducing products in demand.

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as food, pharmaceutical products, cosmetics, tobacco, alcohol, and beverage and electronics industry such as the light-resistant dry film used in printed circuit boards also significantly increased. In the fiscal years ended December 31, 2021, 2020, and 2019, approximately 90.1%, 92.0%, and 85.8%, respectively, of our total revenue was derived from the PRC. The demand for our products is, therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending and increase the demand for our products. However, the economic downturn of the PRC market will impact our customers’ demand and decrease the demand for our products.

Production Capacity and Utilization Rates

Our operational annual production capacity limits our sales volume, and this depends largely on supply and demand in the market.

As we grow our business in the future, our ability to fulfill more and larger orders will be dependent on our ability to increase our production capacity. As our business is capital-intensive, our ability to expand our production capacity will depend, among other things on capital availability to meet expansion needs or production lines upgrades.

Competition

We believe that we are currently one of the few producers of BOPET films in the PRC with research and development capability. Our past financial performance is attributable to our market position in the industry. Over time, there may be new investors in our industry, and the current BOPET film manufacturers may expand their production capacity. We believe that our major competitors in the BOPET manufacturing market in the PRC currently include Dupont Hongji Films Foshan Co., Ltd., Yihua Toray Polyester Film Co., Ltd., and Shandong Fenghua Plastic Technology Co., Ltd.

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

Description of Certain Statements of Income Line Items

Revenues

Revenue from the sale of our domestic BOPET film products is recognized when significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, or the possible return of goods, or when the amount of revenue and costs incurred or to be incurred in respect of the transaction cannot be measured reliably. In respect of our overseas sales, we ship directly to the destinations of our overseas customers, and our revenue is recognized at the time when we receive customs clearance of our exports. Most of our overseas sales are conducted on a Cost, Insurance, and Freight (or “CIF”) basis, meaning that we pay the costs and freight necessary to get the products to the port of destination, and the risk of loss is transferred from us to the buyer when the goods pass the ship’s rail at the port of destination. In addition, we have to procure marine insurance against the buyer’s risk of loss for damage to the goods during the carriage. Most of our sales invoices are denominated in the Chinese Yuan (Renminbi), although certain of our overseas sales are denominated in US dollars.

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, energy expenses, factory overheads, packaging materials, and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Year Ended December	Year Ended December	Year Ended December
	31, 2021	31, 2020	31, 2019
Materials costs	72.5%	70.0%	74.3%
Energy expense	9.7%	11.2%	8.9%
Factory overhead	7.6%	7.6%	9.4%
Packaging materials	4.0%	5.0%	4.0%
Direct labor	6.2%	6.2%	3.4%

 Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 81.0% and 19.0%, respectively, of our total materials costs in 2021.

Energy expense

Energy expense includes electricity, gas, and water costs, in which electricity is the main energy consumed.

Factory Overhead

Factory overhead comprises primarily of depreciation, electricity and water charges, and repair and maintenance of our machinery and equipment, etc. In 2021, the depreciation expense and repair and maintenance expenditure accounted for 53.9% and 22.5% of factory overhead, respectively.

Packaging Materials

Our packaging materials mainly comprise packaging pallets and carton cores used for the packaging of our BOPET film products for delivery to customers. Generally, our unit cost of packaging materials does not fluctuate significantly, and our total costs for packaging materials typically vary in line with our sales volume.

Direct Labor

Direct labor cost includes salaries, wages, bonuses, and other payments to our employees in the PRC who are involved in the production of our products. The main factors affecting our direct labor cost are CPI, government policies or laws changes, and the demand and supply of skilled labor.

Operating Expenses

Our operating expenses comprise administrative expenses, distribution expenses, and other operating expenses.

Our administrative expenses comprise mainly of administrative staff salaries and related welfare costs, research and development expenses, depreciation charges of office equipment, furniture, and fixtures, amortization charges relating to land use rights, allowance for doubtful trade receivables, professional fees, government duties, and fees, insurance expenses, rental expenses, travel expenses, entertainment expenses, office expenses, and miscellaneous expenses.

Our distribution expenses comprise mainly freight costs, travel expenses, marketing and promotion expenses, and salaries and commissions paid to our sales and marketing personnel.

Other operating expenses comprise mainly of loss on disposal of property, plant, and equipment and miscellaneous expenses.

Finance Costs

Finance costs mainly comprise interest expenses relating to our loans, capital lease obligations, exchange deficit, and bank charges.

Income Tax Expense

For the period from January 28, 2003, to December 31, 2004, Shandong Fuwei was granted certain tax relief under which it was exempted from PRC income tax. As of January 2005, Shandong Fuwei has been a wholly foreign-owned enterprise under the laws of the PRC. Accordingly, Shandong Fuwei is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC, and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the People’s Republic of China, which law took effect on January 1st, 2008 (the “New Tax Law”). Under the New Tax Law, domestic enterprises and foreign-invested enterprises generally became subject to a unified enterprise income tax rate of 25%, except those enterprises incorporated prior to March 16, 2007, may continue to enjoy existing preferential tax treatments until January 1st, 2013. In addition, certain qualifying “High Technology Enterprises” may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of “Government Advocated High Technology Enterprise” to be set forth in the more detailed implementing rules when they become adopted. Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and will retain its status as a high-tech enterprise for three years commencing from 2011, enjoying a favorable corporate tax rate of 15% during the term from January 1st, 2011, to December 31, 2013, pursuant to Enterprise Income Tax Law. In December 2014, Shandong Fuwei failed to be designated as a High Technology Enterprise, and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017, and 2018. In 2019, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020, and 2021.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.9%, 2.5%, and 2.9% in 2021, 2020, and 2019, respectively.

Critical Accounting Policies

The SEC defines critical accounting policies as those that are, in management’s view, most important to the portrayal of our financial condition and results of operations and those that require significant judgments and estimates. We prepare our financial statements in accordance with the U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to understanding our financial statements as their application assists management in making their business decisions.

Goodwill Impairment Goodwill represents the excess purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the reporting unit’s carrying amount exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Collectability of Accounts Receivable Our management has a credit policy in place, and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Generally, we offer our customers up to 30-45 days in the PRC credit term. Our international sales are settled through telegraphic transfer and letters of credit, which generally have payment terms of between 30 and 60 days.

We offer different credit terms to our customers based on criteria such as working relationships, payment history, creditworthiness, and financial position. All credit terms are to be approved by our finance department, in consultation with our sales and marketing department. For extension of larger credit limits, approvals have to be sought from our credit committee, which is made up of members from our finance department, sales department, and CFO. Our finance department and sales department review our outstanding debt account on a monthly basis and follow up with customers when payments are due. We do not impose interest charges on overdue account receivables.

As of December 31, 2021, our largest trade debtor was Hunan Wujo Hi-Tech Materials Co., Ltd., a company based in China. The balance of trade receivables from Hunan Hori New Materials Co., Ltd. was RMB7.5 million.

We make specific allowance for doubtful trade receivables when our management takes the view (taking into account the aging of trade receivables and in consultation with our sales department) that we will not be able to collect the amounts due. Our customers pay by installments, creating long accounts receivable cycles. We provide an allowance for doubtful accounts based on our best estimate of the number of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by considering factors such as historical experience, age of the accounts receivable balances, and economic conditions.

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2021, 2020, and 2019, is as follows (in thousands):

	December 31, 2021		December 31, 2020	December 31, 2019
	RMB	US$	RMB	RMB
Balance at beginning of the year	485	76	833	1,847
Bad debt expense (recovery)	(303)	(48)	(348)	(1,014)
Write-offs	—	—	—	—

Balance at end of the year	182	28	485	833

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If the occurrence of a triggering event necessitates an analysis, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In calculating the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the asset group carrying amount exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. When available, we estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party). When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. Considering the indivisibility of land and plant and the commonality of equipment, staff, and technology, we take fixed assets and intangible assets as the group of assets.

Results of Operations

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on page F-1 of this Annual Report.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	For the year ended December 31,
	2021	2020	2019

	(% of Total Revenue)
Gross profit	37.5	40.6	24.9
Operating expenses	13.6	34.2	18.0
Other expense	0.1	(2.3)	(2.8)
Income tax benefit (loss)	(1.5)	1.8	(0.7)
Net income (loss)	22.5	5.8	3.4

Fiscal year ended 2021 compared to the fiscal year ended 2020

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2021			2020
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	80,288	12,599	20.3%	95,459	28.3%
Printing film	19,239	3,019	4.8%	21,968	6.5%
Metalized film	4,801	753	1.2%	3,927	1.2%
Specialty film	277,336	43,520	69.9%	204,686	60.8%
Base film for other applications	15,135	2,375	3.8%	10,715	3.2%
	396,799	62,266	100%	336,755	100%

During the fiscal year ended December 31, 2021, net revenues were RMB396.8 million (US$62.3 million), compared to RMB336.8 million in 2020, representing an increase of RMB60.0 million, or 17.8%. The increase in average sales price caused an increase of RMB39.3 million, and an increase of RMB20.7 million resulted from the increase in sales volume.

In 2021, sales of specialty films were RMB277.3 million (US$43.5 million), or 69.9% of our total revenues as compared to RMB204.7 million, or 60.8% in 2020, which increased RMB72.6 million, or 35.5% higher than 2020. The increase in sales volume led to an increase of RMB59.0 million, and an increase of RMB13.6 million resulted from the increase in average sales price.

Overseas sales were RMB39.4 million (US$6.2 million) or 9.9% of total revenues, compared with RMB27.0 million or 8.0% of total revenues in 2020. The increase in average sales price caused an increase of RMB2.5 million, and the increase in sales volume caused an increase of RMB9.9 million.

The following is a breakdown of domestic versus overseas sales for the years ended December 31, 2021, and 2020 (amounts in thousands):

	For the year ended December 31,
	2021			2020
	RMB	US$	% of Total	RMB	% of Total
Sales in China	357,396	56,083	90.1%	309,801	92.0%
Sales in other countries	39,403	6,183	9.9%	26,954	8.0%
	396,799	62,266	100.0%	336,755	100.0%

Cost of Goods Sold

The cost of goods sold during 2021 totaled RMB247.9 million (US$38.9 million) as compared to RMB200.1 million in the prior year. This was RMB47.8 million, or 23.9% higher than 2020. The increase in the unit cost of goods sold caused an increase of RMB35.5 million, and the increase in sales volume led to an increase of RMB12.3 million.

Gross Profit

Our gross profit for the year ended December 31, 2021, was RMB148.9 million (US$23.4 million), compared to RMB 136.7 million in 2020. Our average unit sales price increased by 11.0% compared to last year. The unit sales cost increased by 16.7% due to the price increase of main raw materials. Consequently, the increase in the cost of goods sold per unit in product exceeded that of sales price during 2021 compared with 2020, which contributed to the decrease in our gross margin. Our gross margin was 37.5% for the year 2021, compared to a gross margin of 40.6% in 2020.

Operating Expenses

Our operating expenses during the year ended December 31, 2021, were RMB54.1 million, a decrease of RMB61.2 million, or 53.1%, as compared to 2020. The decrease was mainly due to the decrease in loss on impairment of assets held for sale and depreciation of property, plant, and equipment.

Other Expense

Total other expense is a combination of interest income, interest expense, and other income (expense). Total other income during the year ended December 31, 2021, was RMB0.5 million (US$0.1 million), compared to total other expenses of RMB7.9 million in 2020. This increase was mainly attributed to the increased interest income and decreased interest expense.

Income Tax Expense

Income tax expense during the year ended December 31, 2021, was RMB6.0 million (US$0.9 million) compared to an income tax benefit of RMB6.1 million during 2020, which was mainly attributable to tax effect change in deferred tax during 2021. We did not recognize deferred tax assets for the loss of previous years after considering the possibility of realizing the benefits under the conservatism principle.

Fiscal year ended 2020 compared to the fiscal year ended 2019

Revenues

Our revenue can be analyzed as follows (in thousands):

	For the year ended December 31,
	2020			2019
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	95,459	14,629	28.3%	116,681	34.8%
Printing film	21,968	3,367	6.5%	33,877	10.1%
Metalized film	3,927	602	1.2%	5,493	1.6%
Specialty film	204,686	31,370	60.8%	162,432	48.4%
Base film for other applications	10,715	1,642	3.2%	17,137	5.1%
	336,755	51,610	100%	335,620	100%

During the fiscal year ended December 31, 2020, net revenues were RMB336.8 million (US$51.6 million), compared to RMB335.6 million in 2019, representing an increase of RMB1.2 million, or 0.4%. The decrease in average sales price caused a decrease of RMB0.5 million, which was more than offset by an increase of RMB1.7 million that resulted from the sales volume increase.

In 2020, sales of specialty films were RMB204.7 million (US$31.4 million), or 60.8% of our total revenues as compared to RMB162.4 million, or 48.4% in 2019, which increased by RMB42.3 million, or 26.0% over 2019. The increase in sales volume led to an increase of RMB49.2 million, which was partially offset by an RMB6.9 million decrease that resulted from the decline in average sales price.

Overseas sales were RMB27.0 million (US$4.1 million), or 8.0% of total revenues, compared with RMB47.6 million, or 14.2% of total revenues in 2019. The increase in average sales price caused an increase of RMB0.6 million, and the decrease in sales volume caused a decrease of RMB21.2 million.

The following is a breakdown of domestic versus overseas sales for the years ended December 31, 2020, and 2019 (amounts in thousands):

	For the year ended December 31,
	2020			2019
	RMB	US$	% of Total	RMB	% of Total
Sales in China	309,801	47,479	92.0%	288,066	85.8%
Sales in other countries	26,954	4,131	8.0%	47,554	14.2%
	336,755	51,610	100.0%	335,620	100.0%

Cost of Goods Sold

The cost of goods sold during 2020 totaled RMB200.1 million (US$30.7 million) as compared to RMB252.0 million in the prior year, resulting in a decrease of RMB51.9 million, or 20.6% below 2019. The decline in the unit cost of goods sold caused a decrease of RMB53.2 million, and the increase in sales volume led to an increase of RMB1.3 million. The decrease in the cost of goods was mainly due to the price decrease of raw materials.

Gross Profit

Our gross profit for the year ended December 31, 2020, was RMB136.7 million (US$21.0 million), compared to RMB 83.6 million in 2019. Our average unit sales price decreased by 0.2% compared to last year. The unit sales cost decreased by 21.0% due to the price decrease in main raw materials. Consequently, the decrease in the cost of goods sold per unit in product exceeded that of sales price during 2020 compared with 2019, which increased our gross profit. Our gross margin was 40.6% for the year 2020, compared to a gross margin of 24.9% in 2019. The gross margin increased by 15.7 percentage points compared to the same period in 2019.

Operating Expenses

Our operating expenses during the year ended December 31, 2020, were RMB115.3 million, an increase of RMB54.8 million, or 90.6%, compared to 2019. The increase was mainly due to the increased loss on impairment of assets held for sale.

Other Expense

Total other expense is a combination of interest income, interest expense, and other income (expense). The total other expense during the year ended December 31, 2020, was RMB7.9 million (US$1.2 million), compared to the total other expense of RMB9.4 million in 2019. This decrease was mainly attributed to the increased interest income and decreased interest expense.

Income Tax Expense

Income tax profit during the year ended December 31, 2020, was RMB6.1 million (US$0.9 million) compared to income tax expense of RMB2.3 million during 2019, which was mainly attributable to the tax effect change in deferred tax during 2020. We did not recognize deferred tax assets for the loss of previous years after considering the possibility of realizing the benefits under the conservatism principle.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and loans from financial institutions, and capital contributed by our shareholders.

Our capital expenditures in 2021 were primarily financed through operating activities, short-term loans from financial institutions, and related parties. The interest rates of short-term loans from financial institutions during the three-year period from 2019 to 2021 ranged from 5.22% to 6.5%, and these loans may not be paid prior to maturity.

Since inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of Brückner, DMT, and Dornier production lines and working capital needs. As of December 31, 2021, we had a loan of RMB65.0 million from the Bank of Weifang.

Each of the related loan agreements contains provisions regarding collateral, covenants prohibiting us from engaging in certain activities (including selling, mortgaging, or otherwise disposing of or encumbering all or substantially all of our assets or before any merger, acquisition, spin-off, or other transaction resulting in a change in our corporate structure) without the lender’s consent and acceleration (and setoff) provisions in the event of default in payment or failure to comply with such covenants.

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we will pay off the principal of this loan plus interest upon the availability of new loans from banks or other financial institutions.

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

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. As of December 31, 2021, we have paid off all the principal and interest to Shanghai Meicheng.

The credit line amounting to RMB95.0 million (US$14.9 million) was granted by the Bank of Weifang. The term ranges from July 2021 to July 2026. It was secured by a pledge of plant and land use rights. The credit line was used to purchase raw materials. As of December 31, 2021, the amount of credit line granted by the Bank of Weifang was all used.

We believe that, after taking into consideration our present and future banking facilities, loan from a related party, existing cash, and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations, and our working capital.

A summary of our cash flows for 2021, 2020, and 2019 is as follows (in thousands):

	2021		2020	2019
	RMB	US$	RMB	RMB
Net cash provided by (used in) operating activities	79,949	12,544	117,536	54,366

Net cash (used in) provided by investing activities	116,475	18,278	(11,257)	(12,559)

Net cash provided by (used in) financing activities	(38,445)	(6,033)	(71,726)	(2,344)

Effect of foreign exchange rate changes	—	445	(1)	—

Net increase (decrease) in cash and cash equivalent	157,979	25,234	34,552	39,463

Cash and cash equivalent, restricted cash
At the beginning of the year	120,923	18,532	86,371	46,908
At the end of the year	278,902	43,766	120,923	86,371

Operating Activities

Net cash provided by operating activities was RMB79.9 million for the year ended December 31, 2021.

Net cash provided by operating activities was RMB117.5 million for the year ended December 31, 2020.

Net cash provided by operating activities was RMB54.4 million for the year ended December 31, 2019.

Investing Activities

Net cash provided by investing activities was RMB116.5 million in 2021, mainly attributable to the sale of fixed assets.

Net cash used in investing activities was RMB11.3 million in 2020, mainly attributable to the increased expenditure on purchasing fixed assets.

Net cash used in investing activities was RMB12.6 million in 2019, mainly attributable to the increased expenditure on purchasing fixed assets.

Financing Activities

Net cash used in financing activities was RMB38.4 million for the year ended December 31, 2021, which was mainly due to changes in the amount of notes payable and loans from a related party.

Net cash used in financing activities was RMB71.7 million for the year ended December 31, 2020, which was mainly due to changes in the amount of notes payable and loans from a related party.

Net cash used in financing activities was RMB2.3 million for the year ended December 31, 2019, mainly due to changes in the amount of notes payable and loans from related parties.

Foreign Exchange Exposure

Translations

Our reporting currency is RMB. The functional currency of our operating subsidiary in the PRC is RMB, and our operating subsidiary also maintains its books and records in RMB. Accordingly, we are not exposed to any material foreign currency translation effects.

Transactions

To a certain extent, we are exposed to transaction foreign currency exposure arising from our operations in the PRC.

We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. During 2021, 2020, and 2019, approximately 90.1%, 92.0%, and 85.8%, respectively, of our revenue was denominated in RMB and the remainder in US dollar. The proportion of raw materials purchased within the PRC during 2021, 2020, and 2019 were 100%, 100%, and 100.0%, respectively.

Our foreign currency exchange risk arises mainly from this mismatch between the currency of our sales, purchases, and operating expenses. We may, therefore, be susceptible to foreign exchange exposure.

In addition, we also maintain US dollar accounts with financial institutions for our US dollar receipts and US dollar payments. We may also incur foreign exchange gains or losses when converting the US dollar balances into RMB.

Currently, we do not have a formal foreign currency hedging policy, as our foreign exchange gains and losses in 2021, 2020, and 2019 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and consider hedging any material foreign exchange exposure should such a need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2021, 2020, and 2019 were as follows (in thousands):

	For the year ended December 31,
	2021	2020	2019
	RMB	RMB	RMB
Buildings	—	—	—
Plant and equipment	6,221	9,965	8,149
Motor vehicles	170	830	310
Assets under construction	—	—	—
Others (computer and furniture fittings)	2,369	1,343	5,258
Total	8,760	12,138	13,717

The following table summarizes our contractual commitments as of December 31, 2021, and the effects caused by those commitments that are expected to have on our liquidity and cash flow in future periods:

					More
					than 5
Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	Years

	(RMB in thousands)
Equipment Purchase Contract(i)	1,010	1,010	—	—	—
Bank loans(ii)
-Principal	65,000	65,000
-Interest(iii)	4,225	4,225			—
Notes payable	56,588	56,588
Operating leases(iv)	73	73		—	—
Total	126,896	126,896		—	—

(i)	The purchase of equipment will be financed by the sale of our ordinary shares or by, bank loans, or funds generated from business operations.
(ii)	We have a secured short-term loan of RMB65.0 million as of December 31, 2021. Our obligations under our existing loans have been mainly met through the cash flow from our operations and financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations, and/or we have been able to extend our loans. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.
(iii)	The interest expenses are estimated based on the interest rate of loans adopted by the People’s Bank of China on December 31, 2021, plus an estimated risk premium on loans.
(iv)	The operating leases mainly relate to our rental of staff dorms. The term of these leases typically ranges from one year to two years, and are renewable subject to renegotiation of terms upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, outstanding derivative financial instruments, interest rate swap transactions, or foreign currency forward contracts.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.9%, 2.5% and 2.9% in 2021, 2020 and 2019, respectively.

Recent Accounting Pronouncements

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision-useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

In February 2020, the FASB issued ASU 2020-02, “Financial Statements - Credit losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Relating to Accounting Standards Update No. 2016-02, Leases (Topic 842)” (“ASU 2020-02”), which provides guidance on the measurement and requirements related to credit losses. The new guidance was effective upon issuance of this final accounting standards update. The Company has adopted this standard, and the adoption did not have a material impact on its condensed consolidated financial statements or disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the Company’s consolidated financial statements.

Research and Development, Patents and Licenses

We rely on copyright, patent, trademark, and other intellectual property law, nondisclosure agreement, and technical know-how to protect our intellectual property and proprietary rights. We enter into confidentiality and licensing agreements with the relevant employees. Our senior employees and employees who work in our research and development department and other technical departments have signed agreements acknowledging that we own the rights to all technology, inventions, trade secrets, works of authorship, developments, and other processes generated in connection with their employment with us or their use of our resources or relating to our business or our property and that they must assign any ownership rights that they may claim in those works to us. As most of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property.

As of the date of this Annual Report, we have received 17 patents from the PRC authorities.

We currently sell our products in the PRC with the registered trademark of “Fuwei Films.” Our ability to compete in our markets and achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. An infringement upon these rights may reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm our business. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.

Trend Information

Since the second half of 2011, the international capacity of BOPET films surged, especially in countries such as India and China, which attributed to more supply than demand and reduced prices in the market. For the past few years, the status of supply over demand has improved. We expect that the global BOPET production capacity will continue to increase in the next two to three years.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net sales, profitability, liquidity, capital resources, or that caused the disclosed financial information to not necessarily be indicative of future operating results or financial conditions.

Item 6. Directors, Senior Management, and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F:

Directors and Executive Officers

Name	Age	Position
Lei Yan	41	Chairman, Director, and Chief Executive Officer

Jingjing Cheng	37	Chief Financial Officer and Director

Tee Chuang Khoo (1)(2)	76	Independent Director

Junying Liu (1)(2)(3)	69	Independent Director

Lihang Geng (3)	52	Independent Director

Zhimei Liu	50	President of Shandong Fuwei

Yong Jiang	48	Board Secretary and Vice President of Shandong Fuwei

Yong Li	47	Vice President of Shandong Fuwei

(1)Member of the Audit Committee.

(2)Member of the Compensation Committee.

(3)Member of the Corporate Governance and Nominating Committee.

Mr. Lei Yan has been our Chief Executive Officer and Chairman of the Board since July 21, 2020. Mr. Yan has been the President of Shanghai Meicheng Enterprise Management Co., Ltd., since January 2020, where he is responsible for overall business management. Since April 2019, Mr. Yan has been the Director and President of Shandong Shengjia Industrial Park Management Co., Ltd., where he oversees business management. He has been the Vice President of Shandong Hualong Group Co., Ltd. since 2013, where he was in charge of business administration and market expansion. He was also the director of marketing of Shandong Hualong from 2008 to 2013. From 2003 to 2008, he served as marketing manager, marketing salesman of the marketing department for Shandong Hualong. Mr. Yan studied business administration for his Master’s course at Korea Daebul University in South Korea. He studied Business Management at the China University of Petroleum from 2008 to 2010 for his undergraduate course. In 2003, he graduated from the Hubei University of Economics, where his major was Accounting Computerization.

Ms. Jingjing Cheng has been our Chief Financial Officer and Director since July 21, 2020. Ms. Cheng has been the Director and Chief Financial Officer of Shanghai Meicheng Enterprise Management Co., Ltd. since January 2020, where she is responsible for financial management. Since April 2019, Ms. Cheng has been the Chief Financial Officer and Vice President of Shandong Shengjia Industrial Park Management Co., Ltd., responsible for financial management and operation management. Previously, she was the Chief Financial Officer and Vice President of Beijing Baitetongchuang Marketing Plan Co., Ltd., where she oversaw financial management. From March 2008 to March 2013, she served as an accountant in Shandong Hualong Group Co., Ltd. Ms. Cheng was the assistant of the President at Baosheng Clothes (Qingdao) Co., Ltd. from September 2005 to March 2008. Ms. Cheng studied Human Resource Management at Tianjin University from 2017 to 2020 for her undergraduate course. She studied Accounting Computerization at the Shandong Women’s University from 2002 to 2005.

Tee Chuang Khoo has been a director of our Company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co., Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia, where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the company’s entire operation. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Master’s in Business Administration (MBA) from the University of Southern California (USA), and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

Mr. Junying Liu has been a director of our Company since December 31, 2016. Mr. Liu acted as counsel to China Lucky Group Corporation (“Lucky Group”), a subsidiary of China Aerospace Science and Technology Corporation, a company mainly engaged in the research, design, manufacture, and launch of space systems (“ASTC”) from December 2013 to December 2015. He received the title of senior research fellow in 2013, granted by ASTC. He was the General Manager of Hefei Lucky Science & Technology Industry Company, where he was responsible for the company’s daily operation, and was the Vice Chief Engineer of Lucky Group from February 2007 to November 2013 and retired from this position in 2013. Mr. Liu was the General Manager of both Lucky Group’s Films Business Division and Baoding Lucky Films Co., Ltd. from February 1997 to January 2007. Mr. Liu received his positional title of Senior Engineer in 1997. From February 1993 to January 1997, Mr. Liu was the President of the Film Base Factory of Lucky Group and was the director of the Administrative Department of Lucky Group from January 1991 to February 1993. He was the Vice-Chairman of the Association of Science of Lucky Group from 1985 to 1991 and was a lab technician and an engineer at Lucky Group from 1980 to 1985. Mr. Liu graduated and obtained his bachelor’s degree in Photosensitive Materials in 1980 from the East China University of Science and Technology.

Mr. Lihang Geng has been a director of our Company since September 22, 2020. He has been the professor and doctoral supervisor of Civil, Commercial, and Economic Law School at China University of Political Science and Law since May 2017. From September 2011 to May 2017, he was the professor and doctoral supervisor of the Law School of Shandong University. Mr. Geng was the assistant president of the court, a member of the Adjudication Committee, and deputy bureau level judge at Jinan Intermediate People’s Court for the Double Thousand Plan of Committee of Political and Legislative Affairs from May 2014 to May 2015. From July 2004 to July 2011, Mr. Geng was the associate professor and master supervisor of law school at the Central University of Finance and Economics. He was a legal officer at the law department of China National Technical Import and Export Corporation from July 1998 to July 2001. Mr. Geng is a member of the Committee of Cases Study, Securities Law Society, and China Banking Law Society, all branches of the China Law Society. From 2012 to 2018, he was the chairman, executive member of the Shandong Civil and Commercial Law Research Association, and the deputy chairman, executive member of the Shandong Economics Law Research Association. Mr. Geng was a visiting scholar at the Law School of Virginia University from September 2008 to September 2009. He studied at the China University of Political Science and Law for his Doctor of Law from September 2001 to July 2004. He received his master’s in law at the China University of Political Science and Law in 1998. He received his bachelor’s degree from the School of Energy and Power of Xi`an Jiaotong University in 1992.

Ms. Zhimei Liu has been appointed as the President of Fuwei Films (Shandong) Co., Ltd (“Fuwei Shandong”) by the Company since December 22, 2014, where she has been responsible for the overall business management, day-to-day operations, and other affairs designated by the Board of Directors of Fuwei Shandong. From May 2012 to November 2014, Ms. Liu acted as the Director of Administration of Shandong SNTON Steel Cord Co., Ltd. (“SNTON Steel Cord”), a subsidiary of Shandong SNTON Group Co., Ltd., where she was responsible for formulating and implementing business strategies and operation. From December 2008 to April 2012, Ms. Liu was the Manager of the Corporate Planning Department and the Manager of the Staff Training Center of SNTON Steel Cord as an Associate Senior Engineer. From April 2007 to November 2008, Ms. Liu served as the Manager of the Administration Department of SNTON Steel Cord, where she oversaw overall corporate project planning. From November 2005 to April 2007, Ms. Liu was the assistant manager of the supplies department of SNTON Steel Cord, where she oversaw matters related to raw materials, equipment, and supplies with respect to production. Ms. Liu joined Shandong SNTON Group Co., Ltd. in 1996 as a technician, office clerk, purchasing officer, salesperson, and accountant in the subsidiary and branch company of Shandong SNTON Group Co., Ltd. Ms. Liu studied Business Management at the China University of Petroleum from 2007 to 2009. In 1994, Ms. Liu graduated from Shandong Vocational College of Industry, where her major was Computer Application.

Yong Jiang has been the Board Secretary since April 2011. Since July 2014, Mr. Jiang has been the vice president and in charge of the products sale of Fuwei Films (Shandong) Co., Ltd. He is also assistant President of Fuwei Films (Shandong) Co., Ltd. since 2007. From 2003 to 2006, he served as assistant manager, deputy manager, and manager of the marketing department for Shandong Fuwei. In 1998, he joined Weifang Neoluck Plastic Co., Ltd., where he was responsible for overseas sales and production planning. In December 2015, Mr. Jiang obtained his EMBA degree from Nankai University. In 1998, he received his bachelor’s degree in Information Management and Information System from Shandong University.

Yong Li has been the vice president and in charge of the production department and electrical & mechanical engineering department of Shandong Fuwei since March 2020. He was assistant president and senior manager of the electrical & mechanical engineering department for Shandong Fuwei from 2016 to February 2020. From 2003 to 2015, he served as the deputy manager, manager, and senior manager of the electrical & mechanical engineering department for Shandong Fuwei. In 1997, he joined Weifang Neoluck Plastic Co., Ltd., where he was responsible for electrical & mechanical engineering and equipment management. In December 2011, Mr. Jiang obtained his engineering graduate degree from Qingdao University of Science and Technology. In 1997, he graduated from the North China Institute of Aerospace Engineering (NCIAE), where his major was testing technology and precision instruments.

None of our directors or officers is related to each other. To the best of our knowledge and belief, there are no arrangements or understandings with any of our principal shareholders, customers, suppliers, or other persons, pursuant to which any of our directors or executive officers were appointed.

The business address of our directors and executive officers is No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, Postal Code: 261061.

Board Committees

Our Board of Directors has established an Audit Committee, Compensation Committee, and a Corporate Governance and Nominating Committee and adopted charters for each of these committees. We have appointed independent directors to each of our committees.

Nasdaq Rule 5605(b)(1) requires that the Board be comprised of a majority of Independent Directors as such term is defined in Rule 5605(a)(2). The Company provided Nasdaq with a notice on December 25, 2007, stating that as a “Controlled Company,” it is exempt from the requirements of Rule 5605(b)(1). Pursuant to Rule 5615(c)(1), a “Controlled Company” is a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. As of December 31, 2016, Hongkong Ruishang International Trade Co. Ltd controlled 52.9% of the outstanding ordinary shares of Fuwei. As a result, Fuwei is considered a Controlled Company and relied upon the exemption from December 25, 2007.

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo (chairman), Junying Liu, and Lihang Geng. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited financial statements with management and the independent auditors;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent auditors;
●	reviewing such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time; and,
●	reporting regularly to the full Board of Directors.

Compensation Committee

Our Compensation Committee currently consists of Tee Chuang Khoo and Junying Liu. The Compensation Committee is responsible for, among other things:

●	reviewing and determining the compensation package for our senior executives;
●	reviewing and making recommendations to our Board with respect to the compensation of our directors;
●	reviewing and approving officer and director indemnification and insurance matters;
●	reviewing and approving any employee loan in an amount equal to or greater than RMB100,000; and,
●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Corporate Governance and Nominating Committee

Mr. Junying Liu is the sole member of our Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the Board nominees for election or re-election to the Board;
●	making appointments to fill any vacancy on our Board;
●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience, and availability of service to us;
●	identifying and recommending to the board any director to serve as a member of the Board’s committees;
●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken; and,

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should read “Information - Differences in Corporate Law” for a complete discussion of these matters.

B. Compensation

Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses that are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors, who are also our employees, receive compensation in the form of salaries, housing allowances, other allowances, and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending Board meetings.

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of seven persons for the year ended December 31, 2021, was approximately RMB1.7 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Employment and Service Agreements

Executive Officers

Mr. Lei Yan was appointed as the Chairman of our Board and Shandong Fuwei in July 2020. Mr. Lei Yan has entered into a Service Agreement with the Company. Mr. Yan is entitled to receive an annual salary of RMB312,000.

Ms. Zhimei Liu was appointed as the President of Shandong Fuwei in December 2014. Ms. Zhimei Liu has entered into a Service Agreement with Shandong Fuwei. Ms. Zhimei Liu was entitled to an annual salary of RMB421,000.

Ms. Jingjing Cheng has entered into a Service Agreement with Shanghai Meicheng, and her salary is paid by Shanghai Meicheng.

We have also entered into Service Agreements with our other executive officers. Mr. Yong Jiang renewed his service agreement with the Company in December 2011 with an unspecified term. Effective July 2020, Mr. Yong Jiang was entitled to an annual salary of RMB386,000. The annual salary of Mr. Yong Jiang may be adjusted at the discretion of our Compensation Committee. We may pay him discretionary management bonuses for any financial year, the payment, and the amount of which are subject to the approval of the Compensation Committee.

Mr. Yong Li has entered into a service agreement with Shandong Fuwei with an unspecified term. Mr. Yong Li is entitled to an annual salary of RMB325,000.

We may only terminate the Service Agreement prior to the expiry (except by mutual agreement and except as provided in the Service Agreement) upon the occurrence of certain events, including, without limitation, for cause, disability, or personal bankruptcy. The term of service of each of our executive officers will be renewed for successive periods of one year each after the expiration of the initial period. The Service Agreement may be terminated by not less than three months’ notice in writing served by either party to the Service Agreements. We have the option to pay the executive officer’s salary in lieu of any required period of notice of termination.

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

Share Option Plan

We plan to adopt a share option plan that is a share incentive plan, the purpose of which is to recognize and acknowledge the contributions the eligible participants had or may have made to our company. The share option plan will provide the eligible participants an opportunity to have a personal stake in our company with the view to achieving the following objectives:

●	motivate the eligible participants to optimize their performance efficiency for the benefit of our company; and,
●	attract and retain or otherwise maintain an ongoing business relationship with the eligible participants whose contributions are or will be beneficial to our long-term growth.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects, or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us may be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. However, this indemnity will not extend to any fraud or dishonesty that may attach to any of said persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

D. Employees

As of December 31, 2021, our total staff consisted of 209 employees.

We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

Item 7.Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 28, 2022, for:

●	each person is known to us to own beneficially more than 5% of our ordinary shares; and,

●	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Annual Report. The percentage of beneficial ownership is based on 3,265,837 ordinary shares outstanding as of April 28, 2022.

Shares Beneficially Owned
	Number		Percent
Executive Officers and Directors:

Lei Yan	—		—
Jingjing Cheng	—		—
Tee Chuang Khoo	—		—
Junying Liu	—		—
Lihang Geng	—		—
Yong Jiang	—		—
All directors and executive officers as a group (6 persons)	—		—
5% Shareholders:
Hongkong Ruishang International Trade Co., Ltd., Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	1,728,126	(1)	52.9%
Shandong Fuhua Investment Company Limited, No.189 Dongfeng East Street, Weifang, Shandong, People’s Republic of China.	409,375	(2)	12.54%

(1)	On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. This information was derived from a Schedule 13D/A jointly filed by Apex Glory, Hongkong Ruishang, Shanghai Meicheng, and Miaomiao Yan on July 6, 2020, with the SEC.
(2)	Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Company’s 409,375 ordinary shares (reflecting the Reverse Stock Split) through an ownership transfer from the Administration Company. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 409,375 ordinary shares of the Company through Easebright. Mr. Jingang Yang was a director of Easebright. This information was derived from a Schedule 13D filed by Shandong Fuhua on December 30, 2014, with the SEC. Fuwei was informed by Easebright that Mr. Qingxin Dong replaced Mr. Jingang Yang in 2018.

Except as disclosed below, there were no related party transactions with major shareholders during the period commencing January1st, 2014, and ending December 31, 2021.

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

The transactions and balances with related parties are analyzed as follows:

Due to related parties

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we would pay off the principal of this loan plus interest upon the availability of new loans from banks or other financial institutions.

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

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. As of December 31, 2021, we have paid off all the principal and interest to Shanghai Meicheng.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are included herein under Item 18.

We have not paid any dividends on our ordinary shares. If any, the payment of dividends in the future, is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements and financial condition, and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

Legal Proceedings.

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei, claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Upon filing its plea, Shandong Fuwei raised a jurisdictional objection, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that the plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again, and it was further adjourned due to the plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to the re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence, and the hearing was further adjourned. On May 28, 2014, the case was heard, and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of the non-payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015, and May 11, 2016. To date, the case has not been decided.

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

As a result, we have an authorized capital of 135,000,000 ordinary shares, par value of US$0.519008 per share. As of April 28, 2022, 3,265,837 ordinary shares were issued and outstanding.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ordinary shares were included for a quotation on the Nasdaq Global Market on December 18, 2006, under the symbol “FFHL.”

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

We are a Cayman Islands company, and our affairs are governed by our memorandum and articles of association and the Companies Act, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act. We have filed copies of our complete Memorandum and Articles of Association as exhibits to our Annual Report on Form 20-F for the year ended 2006 filed with the SEC on April 2, 2007.

As of the date of this Annual Report, our authorized share capital consisted of 135,000,000 ordinary shares, par value of US$0.519008 per share (reflecting the Reverse Stock Split and an increase in the authorized share capital of the Company on August 26, 2021). As of the date of this Annual Report, 3,265,837ordinary shares (reflecting the Reverse Stock Split) were issued and outstanding.

Ordinary Shares

We were incorporated under the laws of the Cayman Islands as an exempted company. A Cayman Islands exempted company:

●	is a company that conducts its business outside the Cayman Islands;
●	is exempted from certain requirements of the Companies Act, including the filing of any annual return of its shareholders with the Registrar of Companies or the Immigration Board;
●	does not have to make its register of shareholders open to inspection; and,
●	may obtain an undertaking against the imposition of any future taxation.

The following summarizes the terms and provisions of our share capital, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read our amended and restated memorandum and articles of association, filed as exhibits to this Annual Report.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding-up order if the court is of the opinion that it is just and equitable that we should be wound up. Where our shareholders have presented any such petition, the Grand Court is permitted to make alternative order to a winding-up order, including orders regulating the conduct of our affairs in the future, requiring us to refrain from doing an act complained of by the petitioner or for the purchase of our shares by us or another shareholder.

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

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge:

●	an act which is ultra vires or illegal;
●	an act which constitutes a fraud against the minority shareholder and the wrongdoers are themselves in control of us; and,
●	an irregularity in passing a resolution that requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Modification of Rights

Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Act, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified, or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

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

Alteration of Capital

We may, from time to time, by ordinary resolution:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so canceled subject to the provisions of the Companies Act;
●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Act, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have the power to attach to unissued or new shares; and,
●	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified, or special rights, privileges, conditions, or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.

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

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates, and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped (in circumstances where stamping is required);
●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and,
●	a fee of such maximum sum as the NASDAQ Global Market may at any time be determined to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall send to each of the transferors and the transferee notice of such refusal within two months after the date on which the instrument of transfer was lodged.

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

Share Repurchase

We are empowered by the Companies Act and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum, and articles of association, and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Act, we may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our directors determine is no longer needed. Our Board of Directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides: (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid upon a share in advance of calls shall be treated for this purpose as paid up on that share; and, (2) all dividends shall be apportioned and paid pro-rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

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

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment, or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest, or other sum payable in cash to any shareholder may be paid by check or warrant sent by mail addressed to the shareholder at his registered address or addressed to such person and at such addresses as the shareholder may direct. Every check or warrant shall, unless the shareholder or joint shareholders otherwise direct, be made payable to the order of the shareholder or, in the case of joint shareholders, to the order of the shareholder whose name stands first on the register in respect of such shares and shall be sent at their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed by shareholders for one year after having been declared may be invested or otherwise made use of by our Board of Directors for the benefit of our company until claimed. Any dividend unclaimed by shareholders after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and, in particular, paid-up shares, debentures, or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises regarding such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

●	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;
●	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and,
●	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement, and the NASDAQ Global Market has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds, we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Act and the rules of the NASDAQ Capital Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our Board of Directors may issue additional ordinary shares from time to time as our Board of Directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms, and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, conversion rights, voting rights; and,
●	the rights and terms of redemption and liquidation preferences.

Subject to the foregoing, our Board of Directors may issue a series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

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

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “FFHL.”

Committees of Board of Directors

Pursuant to our amended and restated articles of association, our Board of Directors, we have established an Audit Committee, a Compensation Committee, and Corporate Governance and Nominating Committee.

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

Duties and Directors

Under Cayman Islands law, at common law, members of a Board of Directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

●	a duty to act in good faith in the best interests of the company;
●	a duty not to personally profit from opportunities that arise from the office of the director;
●	a duty to avoid conflicts of interest; and,
●	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Act contains provisions that impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its Board of Directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, of all material information reasonably available to them prior to making a business decision. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders.

Under Delaware law, a party challenging the propriety of a Board of Directors’ decision bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second-guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

There are no provisions under the Companies Act requiring a director interested in a transaction entered into by a Cayman Islands company to disclose his interest. However, under our amended and restated memorandum and articles of association, our directors are required to do so, and in the event that they do not do so, it may render such directors liable to such company for any profit realized pursuant to such transaction.

In comparison, under Delaware law, such a transaction would not be voidable if: (a) the material facts as to such interested director’s relationship or interests are disclosed or are known to the Board of Directors and the Board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the shareholders, or (c) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such a director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Cayman Islands law, shareholders’ voting rights are regulated by the company’s articles of association and, in certain circumstances, the Companies Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or Board of Directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote or such higher majority as is specified in the articles of association; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

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

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by: (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class; and, (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by shareholders’ resolution. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless a court in the Cayman Islands waives this requirement.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

There are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in the number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose.

The convening of the meetings and, subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally, or ultra vires, and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a business person would reasonably approve; and,
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, or collusion.

Cayman Islands laws do not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissent shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

The Cayman Islands Grand Court Rules allow shareholders to seek to leave to bring derivative actions in the name of the Company against wrongdoers. In principle, we will normally be the proper plaintiff, a minority shareholder may not bring a derivative action. However, based on English authorities, who would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of its authority, could be affected duly if authorized by more than a simple majority vote which has not been obtained; and,
●	those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions are generally available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste, and actions not taken according to applicable law. In such actions, the court generally has the discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only those directors to exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant Board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, auditors and officers against all losses or liabilities incurred or sustained by him or her as a director, auditor, or officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity may not extend to any matter in respect of any fraud or dishonesty which may attach to any of these persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

We are managed by our Board of Directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two, and there shall be no maximum number of our directors unless our shareholders in the general meeting otherwise determine a maximum number. Currently, we have set our Board of Directors to have five directors. Any director on our Board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation. Any vacancies on our Board of Directors or additions to the existing Board of Directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our Board of Directors. Our directors are not required to hold any of our shares to be qualified to serve on our Board of Directors.

Meetings of our Board of Directors may be convened at any time deemed necessary by any of our directors. Advance notice of a meeting is not required if each director is entitled to attend consents to the holding of such meeting.

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

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Corporate Records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

In comparison, under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of the list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

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

In comparison, Delaware law permits shareholders to act by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

Calling of Special Shareholders Meetings

The Companies Act does not have provisions governing the proceedings of shareholders’ meetings that are usually provided in the articles of association.

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

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we would pay off the principal of this loan plus interest upon the availability of new loans from banks or other financial institutions.

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

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. As of December 31, 2021, we have paid off all the principal and interest to Shanghai Meicheng.

We obtained three short-term loans from the Bank of Weifang in June 2021 and July 2021 for the total amount of RMB65.0 million (US$10.2 million). The principal amount of the above short-term loans is repayable at the end of the loan period, and is secured by property, plant and equipment, and lease prepayments.

The credit line amounting to RMB95.0 million (US$14.9 million) granted by the Bank of Weifang dates from July 2021 to July 2026. It was secured by a pledge of plant and land use rights. The credit line was used to purchase raw materials. As of December 31, 2021, the amount of credit line granted by the Bank of Weifang was all used.

D. Exchange Controls.

The Chinese government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1st, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale, and Payment of Foreign Exchange Regulations, which came into effect on July 1st, 1996, regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchanges by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, among which are, Board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

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

E. Taxation.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares, based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, or other tax laws.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or,
●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings, and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	certain expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more of our voting shares;
●	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion, or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	controlled foreign corporations; or,
●	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings, or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “Taxation on the Disposition of Ordinary Shares” below) provided that: (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.

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

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. A capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for our ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro-rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro-rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce passive income. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2019 taxable year, we do not believe that we will be treated as a PFIC for such a year. However, because we have not performed a definitive analysis as to our PFIC status for our 2021 taxable year, there can be no assurance with respect to our PFIC status for such a taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2021) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of our ordinary shares; and
●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated a rate corresponding to the U.S. Holder’s holding period for the ordinary shares;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are qualified as a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and,
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro-rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we qualified as a PFIC in that taxable year. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holders annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

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

Additional Taxes

Under current law, U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares, generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States), or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition, and certain other conditions are met (in which case such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

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

Moreover, backup withholding of U.S. federal income tax, at a rate of 24%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that backup withholding is required; or,
●	in certain circumstances fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Other Non-United States Taxation Treatment

The following discussion is a summary of certain anticipated PRC and Cayman Islands tax consequences of an investment in our ordinary shares. The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local, and other national tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

China Taxation

There are significant uncertainties under the new corporate income tax law of the PRC, or the New Tax Law, which became effective on January 1st, 2008, regarding our PRC enterprise income tax liabilities, such as a tax on any dividends paid to us by our PRC subsidiary. The New Tax Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Fuwei (BVI), our equity interest in Shandong Fuwei, our subsidiary and actual operating body in the PRC. Our business operations are principally conducted through Shandong Fuwei.

Under the New Tax Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes and subject to the tax obligations of a PRC tax resident. If we, or Fuwei (BVI) is considered as a PRC tax resident enterprise under the New Tax Law, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

On April 22, 2009, the State Administration of Taxation issued a Notice Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1st, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise and thus subject to Enterprise Income Tax of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations are located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of Board meetings and shareholder meetings are kept in China; and, (iv) at least half of the members of the Board of Directors with voting rights or the management team habitually live in China.

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

Furthermore, the implementation rules of the New Tax Law provide that: (i) if the enterprise that distributes the dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, thus, may be subject to PRC tax.

If dividend payments from Shandong Fuwei and from Fuwei (BVI) to us are subject to PRC withholding tax, our financial condition and results of operations, and the amount of dividends available to pay our shareholders may be adversely affected. Also, if dividends we pay to our overseas shareholders or gains realized by such shareholders from the transfer of our shares are subject to PRC tax, it may materially and adversely affect your investment return and the value of your investment in us. There is an income tax treaty in effect between the United States and China, so that U.S. shareholders may be entitled to certain benefits under such treaty.

Cayman Island Taxation

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty.

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

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor in Cabinet:

(a)       that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and,

(b)       in addition, no tax is levied on profits, income, gains, or appreciation, or no tax which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(i)	on or in respect of the shares, debentures, or other obligations of the Company; or,
(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (1999 Revision).

The undertaking is for a period of 20 years from August 24, 2004.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specially, we are required to file a Form 20-F annually no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge, and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors, and principal shareholders are exempt from the reporting requirements pursuant to Section 16 of the Exchange Act.

Documents concerning the company that are referred to in this document may also be inspected at our office, which is at No. 387 Dongming Road, Weifang Shandong 261061, People’s Republic of China.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Foreign exchange risk

We are exposed to the risk of foreign currency exchange rate fluctuation. We have never used derivative instruments to hedge our exchange rate risks, do not plan to do so, and may not be successful should we attempt to do so in the future. Nevertheless, we believe such risk is low as no foreign currency liabilities are incurred, and the principal operations are limited mainly to the market in China.

Our operating subsidiary, Shandong Fuwei’s, functional currency is Renminbi, while our functional currency is Hong Kong Dollars. Transactions in other currencies are recorded in the Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are converted into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

The China State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and services, but not for capital account transactions, including direct investment, loan, or investment in securities outside China, unless the prior approval of the State Administration of Foreign Exchange of China is obtained. Although the Chinese government regulations now allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain. Currently, we are not involved in foreign exchange transactions as all transactions are conducted in China are in Renminbi, and all exporting business is completed in U.S. dollars.

The value of the Renminbi is subject to changes in China’s central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Since 1994, the conversion of the Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until the Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a band against a basket of foreign currencies.

We conduct substantially all of our operations through Shandong Fuwei, and its financial performance and position are measured in terms of Renminbi. Any appreciation of the Renminbi against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of the United States dollar. Our solutions are primarily procured, sold, and delivered in China for Renminbi. The majority of our revenues are denominated in Renminbi. Should the Renminbi appreciate against the United States dollar, such appreciation could have a material adverse effect on our profits and the foreign currency equivalent of such profits repatriated by the Chinese entities to us.

Interest rate risk

We are exposed to interest rate risk arising from having short-term variable rate loans from time to time. Our future interest expense would fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 0.9%, 2.5% and 2.9% in 2021, 2020 and 2019, respectively.

Credit and liquidity risks

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness, and their financial position. All credit terms are approved by our finance department, in consultation with our sales department. For extension of larger credit limits, approvals have to be sought from our credit committee, which is made up of members from our finance department, sales department, and the CFO. Our finance department and sales department review our outstanding debtor balances on a monthly basis and follow up with customers when payments are due. We believe that there would not materially impact risk to our operations in our credit and liquidity risk from sales and customers and other relevant market risks.

Item 12. Description of Securities Other than Equity Securities

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Default, Dividend Arrearages, and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including the principal executive officer and the principal accounting officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report (the “Evaluation Date”). Based on this evaluation, our principal executive officer and principal accounting officer concluded as of the Evaluation Date that our disclosure controls and procedures were ineffective due to the deficiencies described below in “Management’s annual report on internal control over financial reporting.” The material information required to be included in our Securities and Exchange Commission (“SEC”) reports is accumulated and communicated to management (including such officers) as appropriate to allow timely decisions regarding required disclosure and recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms relating to us, including our consolidated subsidiaries.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria and framework established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our principal executive officer and principal financial officer have concluded as of the Evaluation Date, our internal controls over financial reporting were ineffective as of December 31, 2021, due to the material weakness described below.

The Public Company Accounting Oversight Board defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when:

●	a control necessary to meet the control objective is missing; or,
●	an existing control is not properly designed such that, even if the control operates as designed, the control objective is not always met.

A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

The material weaknesses identified result from inadequate technical accounting staff with knowledge of and experience with the US’ generally accepted accounting principles, pursuant to which we prepare our consolidated financial statements to support stand-alone external financial reporting under public company or SEC requirements.

We are in the process of developing and implementing a remediation plan to address the deficiencies in the areas of personnel with knowledge of and experience with the US’ generally accepted accounting principles. However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective, or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

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

The Company’s independent auditor, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”), has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The audit fee of our current independent registered public accounting firm, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”), in connection with a review and audit fee for the fiscal years ended December 31, 2021, and 2020 was US$154,000 and US$140,000, respectively.

Audit-Related Fees

The audit-related fee of Haoxin, including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2021, and 2020, amounted to US$347 and US$165, respectively.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant.

On January 19, 2020, we ended the engagement of KSP as our independent certified public accountants, and appointed Haoxin as our independent auditor, effective January 19, 2020. The decision was approved by our Board of Directors and the Audit Committee of the Board of Directors.

Item 16G. Significant Differences in Corporate Governance Practices.

NASDAQ Marketplace Rules and Home Country Practices

Pursuant to NASDAQ Listing Rule 5615(a)(3), as a foreign private issuer, the Company may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 series, provided that the Company: (i) complies with certain mandatory sections of the Rule 5600 series, (ii) discloses each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such other requirement; and, (iii) delivers a letter to NASDAQ from the Company’s Cayman Islands counsel certifying that the corporate governance practices that the Company does follow are not prohibited by Cayman Islands law. The Company’s independent Cayman Islands counsel has certified to NASDAQ that the Company’s corporate governance practices are not prohibited by Cayman Islands law.

Item 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 17. Financial Statements

The Company has elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18. Financial Statements

The following documents are filed as Attachment A hereto and are included as part of this Annual report on Form 20-F.

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd, and Subsidiaries

Report of Independent Registered Public Accounting Firm. (PCAOB ID 5035)

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2021, 2020, and 2019.

Consolidated Balance Sheets as of December 31, 2021, and 2020.

Consolidated Statements of Cash Flows for the year ended December 31, 2021, 2020, and 2019.

Consolidated Statements of Equity for the year ended December 31, 2021, 2020, and 2019

Notes to Consolidated Financial Statements.

Item 19. Exhibits.

The following exhibits are filed as part of this Annual Report:

No.	Description

1.2	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd. (2)

1.3	Articles of Association Fuwei Films (Holdings) Co., Ltd. (3)

2.2	Description of Securities. *

4.1	Form of Underwriting Agreement. (1)

4.2	Securities Purchase Agreement, dated March 31, 2021, by and among Fuwei Films (Holdings) Co., Ltd., Enesoon New Energy Limited, and certain shareholders of the Company. (4)

8.1	List of the Company’s significant subsidiaries, their jurisdiction of incorporation, and the names under which they operate businesses, if different from their name. (3)

11.1	Code of Ethics for CEO and Senior Financial Officers. (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. *

101.INS	XBRL Instance *
101.SCH	XBRL Taxonomy Extension Schema *
101.CAL	XBRL Taxonomy Extension Calculation *
101.DEF	XBRL Taxonomy Extension Definition *
101.LAB	XBRL Taxonomy Extension Labels *
101.PRE	XBRL Taxonomy Extension Presentation *
(1)	Filed with the Company’s amendment to Registration Statement on Form F-1/A filed with the SEC on December 12, 2006.
(2)	Filed with the Company’s Registration Statement on Form F-1 filed with the SEC on November 24, 2006.
(3)	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 2, 2007.
(4)	Filed with the Company’s Form 6-K filed with the SEC on April 5, 2021.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer

By:	/s/ Jingjing Cheng
Name: Jingjing Cheng
Title: Chief Financial Officer

Dated: April 28, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Fuwei Films (Holdings) Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2021, and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/Shandong Haoxin Certified Public Accountants Co., Ltd.
Weifang, the People’s Republic of China
April 28, 2022

We have served as the Company’s auditor since 2020.

FUWEI FILMS (HOLDINGS) CO., LTD, and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021, and 2020

(amounts in thousands, except share and per share data)

		December 31, 2021		December 31, 2020
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		250,608	39,326	113,423
Restricted cash		28,294	4,440	7,500
Accounts and bills receivable, net	4	29,225	4,586	32,393
Inventories	5	35,456	5,564	25,436
Advance to suppliers	10	7,933	1,245	7,359
Prepayments and other receivables	6	1,199	188	1,103
Assets held for sale	7	0	0	122,919
Deferred tax assets – current	19	1,144	180	6,947
Total current assets		353,859	55,529	317,080

Property, plant and equipment, net	8	106,928	16,779	111,308
Construction in progress	8	0	0	—
Lease prepayments, net	9	14,685	2,304	15,219
Advance to suppliers - long term, net	10	0	0	1,542
Deferred tax assets - non-current	19	227	36	507
Total assets		475,699	74,648	445,656

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	11	65,000	10,200	65,000
Due to related parties	20	0	0	73,571
Accounts payables		22,616	3,549	25,730
Notes payable	12	50,126	7,866	15,000
Advance from customers		7,672	1,204	9,297
Accrued expenses and other payables	13	11,479	1,801	27,400
Total current liabilities		156,893	24,620	215,998
Deferred tax liabilities	19	1,789	281	1,854
Total liabilities		158,682	24,901	217,852

Equity
Shareholders’ equity
Registered capital(of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,091	13,323

Additional paid-in capital		311,907	48,945	311,907
Statutory reserve		37,441	5,875	37,441
Retained earnings		(46,494)	(7,296)	(135,707)
Cumulative translation adjustment		840	132	840
Total shareholders’ equity		317,017	49,747	227,804
Total equity		317,017	49,747	227,804
Total liabilities and equity		475,699	74,648	445,656

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD, and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2021, 2020 and 2019

(amounts in thousands, except share and per share data)

		The Year Ended December 31,
	Notes	2021		2020	2019
		RMB	US$	RMB	RMB
Net sales	14	396,799	62,266	336,755	335,620
Cost of sales	15,16	247,902	38,901	200,056	252,010
Gross profit		148,897	23,365	136,699	83,610
Operating expenses:
Selling expenses	15,16	20,706	3,249	17,483	13,721
Administrative expenses		33,424	5,245	59,865	46,794
Loss on assets held for sale	17	0	0	37,951	—
Total operating expenses		54,130	8,494	115,299	60,515
Operating income (loss)		94,767	14,871	21,400	23,095
Other income (expense):
- Interest income		5,128	805	2,145	1,106
- Interest expense	18	(5,054)	(793)	(8,490)	(8,892)
- Other income (expense), net		390	61	(1,560)	(1,621)
Total other income (expense)		464	73	(7,905)	(9,407)
Income (loss) before provision for income taxes		95,231	14,944	13,495	13,688
Income tax (expense) benefit	19	(6,018)	(944)	6,115	(2,325)
Net income (loss)		89,213	14,000	19,610	11,363
Net income (loss) attributable to noncontrolling interests		0	0	—	—
Net income (loss) attributable to the Company		89,213	14,000	19,610	11,363
Other comprehensive income (loss):
- Foreign currency translation adjustments attributable to noncontrolling interest		0	0	—	—
- Foreign currency translation adjustments attributable to the Company		0	0	—	—
Comprehensive income (loss) attributable to non-controlling interest		0	0	—	—
Comprehensive income (loss) attribute to the Company		89,213	14,000	19,610	11,363
Net earnings (loss) per share, Basic and diluted	25	27.32	4.29	6.00	3.48
Weighted average number of ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD, and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2021, 2020 and 2019

(amounts in thousands, except share data)

	Ordinary Shares
			Additional			Accumulated	Total	Non-
	Number of		paid-in	Statutory	Retained	other comprehensive	shareholders’	controlling
	shares	Amount	capital	reserve	earnings	income	equity	interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	3,265,837	13,323	311,907	37,441	(155,317)	840	208,194	—	208,194
Net income (loss)	—	—	—	—	19,610	—	19,610	—	19,610
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2020	3,265,837	13,323	311,907	37,441	(135,707)	840	227,804	—	227,804
Net income (loss)	—	—	—	—	89,213	—	89,213	—	89,213
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021	3,265,837	13,323	311,907	37,441	(46,494)	840	317,017	—	317,017
Balance as of December 31, 2021 US$	3,265,837	2,091	48,945	5,875	(7,296)	132	49,747	—	49,747

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD, and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2020 and 2019

(Amounts in thousands)

	The Years Ended December 31,
	2021		2020	2019
	RMB	US$	RMB	RMB
Cash flow from operating activities
Net income (loss)	89,213	14,000	19,610	11,363
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities

- Loss on assets held for sale impairment	0	0	37,951	—
- Depreciation of property, plant, and equipment	12,365	1,940	41,722	41,451
- Amortization of intangible assets	534	84	534	534
- Deferred income taxes (benefit)	6,018	944	(6,115)	2,325
- Bad debt (recovery) expense	(1,230)	(193)	578	(1,014)
- Inventory provision	(431)	(68)	267	1,489
Changes in operating assets and liabilities
- Investment income recorded on Fuwei Holdings’ book	0	0	—	—
- Accounts and bills receivable	3,470	545	(5,086)	(3,319)
- Inventories	(9,589)	(1,505)	(2,119)	(399)
- Advance to suppliers	352	55	(2,009)	(583)
- Prepaid expenses and other current assets	(96)	(15)	(35)	10
- Accounts payable	(3,114)	(489)	6,198	(1,217)
- Accrued expenses and other payables	(15,273)	(2,398)	21,938	(302)
- Advance from customers	(1,625)	(255)	4,093	3,344
- Tax payable	(645)	(101)	9	684

Net cash provided by (used in) operating activities	79,949	12,544	117,536	54,366

Cash flow from investing activities
Purchases of property, plant, and equipment	(7,986)	(1,253)	(11,257)	(12,925)
Advanced to suppliers - non-current	1,542	242	—	—
Amount change in construction in progress	0	0	—	366
Proceeds from sale of property, plant, and equipment	122,919	19,289	—	—
Deposit for purchase	0	0	—	—

Net cash used in (provided by) investing activities	116,475	18,278	(11,257)	(12,559)

Cash flow from financing activities
Principal payments of bank loans	0	0	—	—
Proceeds from short-term bank loans	0	0	—	50
Proceeds from related party	(73,571)	(11,545)	(45,726)	4,606
Payment of capital lease obligation	0	0	—	—
Change in notes payable	35,126	5,512	(26,000)	(7,000)

Net cash provided by (used in) financing activities	(38,445)	(6,033)	(71,726)	(2,344)

Effect of foreign exchange rate changes	0	445	(1)	—

Net increase (decrease) in cash and cash equivalent, restricted cash	157,979	25,234	34,552	39,463

Cash and cash equivalent,and restricted cash
At beginning of the period/year	120,923	18,532	86,371	46,908
At end of the period/year	278,902	43,766	120,923	86,371

SUPPLEMENTARY DISCLOSURE:
Interest paid	5,054	793	8,490	8,892
Income tax paid	0	0	—	—

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	158	1,010	1,010
Obligations for acquired equipment under capital lease:	0	0	—	—

See accompanying notes to the consolidated financial statements

FUWEI FILMS (HOLDINGS) CO., LTD and SUBSIDIARIES

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

(1) Principal Activities and Reorganization

Fuwei Films (Holdings) Co., Ltd and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high-quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004, under the Cayman Islands Companies Act as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd.

On August 14, 2013, the Company announced that it had received the first notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9)% of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. The Company learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON got 6,912,503 (or 52.9)% of the Company’s outstanding ordinary shares at a price of RMB101,800 (approximately US$16,573), or approximately US$2.40 per ordinary share.

On May 12, 2014, the Company announced that it had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9)% of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, the Company believes Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly- owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of Shandong SNTON Group Co., Ltd., is also Hongkong Ruishang’s chairman.

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

(2) Basis of Presentation

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC), and we consider the various staff accounting bulletins and other applicable guidance issued by the United States Securities and Exchange Commission (SEC).

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

(3) Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its two subsidiaries, including Fuwei Films (BVI) Co., Ltd., and Fuwei Films (Shandong) Co., Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Foreign Currency Transactions

The Group’s reporting currency is the Chinese Yuan (“Renminbi” or “RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as an investment holding companies, and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity.

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

Starting July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the RMB amounts for the year 2021 included in the accompanying consolidated financial statements in our annual report have been translated into U.S. dollars at the rate of US$1.00 = RMB 6.3726, being the noon buy rate for U.S. dollars in effect on December 31, 2021, in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2021, or at any other date.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions is the rate of exchange quoted by the PBOC, which is determined largely by supply and demand.

(c) Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including certificates of deposit and other highly liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

As of December 31, 2021, and 2020, there were cash and cash equivalents of RMB250,608 (US$39,326) and RMB113,423, respectively.

As of December 31, 2021, and 2020, there were restricted cash of RMB28,294 (US$4,440) and RMB7,500, respectively, as deposits in a bank for the banker’s acceptance bill.

(d) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value-added taxes, and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer- specific facts, and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by the aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted, and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2021, and 2020 was RMB182 (US29) and RMB485, respectively.

(e) Inventories

Inventories are stated at the lower of cost or market value as of the balance sheet date. Inventory valuation and cost-flow is determined using the Moving Weighted Average Method basis. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost, and an allocated portion of production overheads based on normal operating capacity.

(f) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and allowance for fixed assets impairment.

Depreciation on property, plant, and equipment is calculated on the straight-line method (after considering their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years
Buildings and improvements	25 – 30
Plant and equipment	10 – 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation related to abnormal amounts from idle capacity is charged to administrative expenses for the period incurred. Total depreciation for the years ended December 31, 2021, 2020, and 2019 were RMB12,365 (US$1,940), RMB41,722, and RMB41,451, respectively, of which 71.0%, 14.4%, and 37.3% was recorded in cost of goods sold and 29.0%, 85.6%, and 62.7% was recorded in administrative and selling expenses, respectively.

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

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases that do not transfer all the risks and rewards of ownership substantially to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant, and equipment, and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates that write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

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

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions that result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions that result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

(h) Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables on the balance sheet.

(i) Goodwill

Goodwill represents the excess purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

(j) Assets held for sale

As of December 31, 2020, assets of Dornier Production Line and the trial production line, which was made by Mitsubishi for R & D met the criteria to be classified as held for sale in accordance with ASC 360-10 and are presented at the lower of the assets’ carrying amount or fair value less cost to sell by segment in current assets.

(k) Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occurs when products are delivered, and the customer takes ownership and assumes the risk of loss. The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Sales of plastic flexible packaging materials are reported, net value-added taxes (“VAT”), sales returns, trade discounts. The standard terms and conditions under which the Group generally delivers allow a customer the right to return a product for a refund only if the product does not conform to product specifications; the non-conforming product is initially identified by the customer, and the customer notifies the Group about the situation. After receiving the Group’s permission, the non-conforming product may be returned for replacement or refund. In applying judgment, the Company considered customer expectations of performance, materiality, and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

In the PRC, VAT of 13% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

(l) Research and Development Costs

Research and development expenditures are expensed as incurred. Research and development costs amounted to RMB12,811 (US$2,010), RMB11,413, and RMB9,449 for the year ended December 31, 2021, 2020, and 2019 and such costs were recorded in administrative expenses.

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

(n) Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the stock option plan.

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

(o) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable, and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

(p) Non-controlling interest

Non-controlling interest represents the portion of the equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests is separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed to its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

(q) Segment Reporting

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision-maker, reviews operating results solely by monthly revenue of BOPET film (but not by sub-product type or geographic area) and operating results of Shandong Fuwei, the operating subsidiary in the PRC. As such, the Group has determined that the Group has a single operating segment.

(r) Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relates to a wide range of matters, including, among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments, including past history and the specifics of each matter.

(s) Reclassification

Certain reclassifications have been made to the fiscal year 2021 and 2020 consolidated financial statements to conform to the fiscal year 2021 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

(t) Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate the continuation of the company as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

(u) Recently Issued Accounting Standards

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision-useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

In February 2020, the FASB issued ASU 2020-02, “Financial Statements - Credit losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Relating to Accounting Standards Update No. 2016-02, Leases (Topic 842)” (“ASU 2020-02”), which provides guidance on the measurement and requirements related to credit losses. The new guidance was effective upon issuance of this final accounting standards update. The Company has adopted this standard, and the adoption did not have a material impact on its condensed consolidated financial statements or disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

(4) Accounts and Bills Receivable, net

Accounts receivable consisted of the following:

	December 31, 2021		December 31, 2020
	RMB	US$	RMB
Accounts receivable	19,355	3,037	15,331
Less: Allowance for doubtful accounts	(182)	(28)	(485)
	19,173	3,009	14,846

Bills receivable	10,052	1,577	17,547
	29,225	4,586	32,393

An analysis of the allowance for doubtful accounts for 2021, 2020 and 2019 is as follows:

	December 31, 2021		December 31, 2020	December 31, 2019
	RMB	US$	RMB	RMB
Balance at beginning of year	485	76	833	1,847
Bad debt (recovery) expense	(303)	(48)	(348)	(1,014)
Write-offs	0	0	—	—

Balance at end of year	182	28	485	833

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(5) Inventories

Inventories consisted of the following:

	December 31, 2021		December 31, 2020
	RMB	US$	RMB
Raw materials	27,508	4,317	21,018
Work-in-progress	993	156	1,233
Finished goods	13,518	2,121	10,187
Consumables and spare parts	882	138	874
Allowance for obsolescence	(7,445)	(1,168)	(7,876)
	35,456	5,564	25,436

(6) Prepayments and Other Receivables

Prepayments and other receivables consisted of the following:

	December 31, 2021		December 31, 2020
	RMB	US$	RMB
Lease prepayments, current portion	534	84	534
Other receivables	665	104	569
	1,199	188	1,103

(7) Assets Held for Sale

On November 30, 2020, our Board approved and authorized to sell the Dornier Production Line and the trial production line by the way of open tendering at a realizable price.On December 20, 2020, Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”) won the bidding at a total price (including VAT) of RMB141,100 (or approximately US$21,625) for the Dornier Production Line and the trial production line.

As of December 31, 2020, assets of Dornier Production Line and the trial production line, which was made by Mitsubishi for R & D met the criteria to be classified as held for sale in accordance with ASC 360-10 and are presented at the lower of the assets’ carrying amount or fair value less cost to sell by segment in current assets in the table below. These assets are considered non-core assets to the company’s operations and have been idle assets for many years. As of December 31, 2021, assets as held for sale had been completed.

	December 31, 2021		December 31, 2020
	RMB	US$	RMB
Dornier Production Line and the trial production line	0	0	122,919
	0	0	122,919

(8) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2021		December 31, 2020
	RMB	US$	RMB
Buildings	76,613	12,022	76,613
Plant and equipment	440,280	69,090	431,072
Computer equipment	3,399	533	3,171
Furniture and fixtures	20,329	3,190	20,855
Motor vehicles	1,563	245	1,546
	542,184	85,080	533,257
Less: accumulated depreciation	(435,256)	(68,301)	(421,949)
Impairment of plant and equipment	0	0	—
	106,928	16,779	111,308

All of the Group’s buildings are located in the PRC. As of December 31, 2021, and 2020, property, plant plus land use rights with carrying value totaling RMB97,066 (US$15,232) and RMB47,498 respectively were pledged to banks as collateral for credit limits and loans (see Note 9).

As of December 31, 2021, the mortgaged floor area of facilities and land use right to the bank is 46,196 square meters and 74,251 square meters, respectively.

(9) Lease Prepayments

The balance represents the lease prepayments of land use rights of the Group as follows:

	December 31, 2021		December 31, 2020
	RMB	US$	RMB
Non-current portion	14,685	2,304	15,219
Current portion - amount charged to expense within a year	534	84	534
	15,219	2,388	15,753

As of December 31, 2021, part of prepaid land-use rights were pledged to banks as collateral for credit limit in the bank (see Note 11).

Land use rights amortization for the years ended December 31, 2021, 2020, and 2019 were RMB534 (US$84), RMB534, and RMB534, respectively.

As of December 31, 2021, prepaid land use rights of the Group included certain parcels of land located in Weifang City, Shandong Province, the PRC, with a net book value of RMB13,768 (US$2,160). The land-use rights for land with an area of approximately 43,878 square meters, 30,373 square meters will expire in November 2050 and May 2053, respectively.

(10) Advance to Suppliers

Historically, we have significant working capital commitments because suppliers of PET resin and additives -based raw materials require us to make prepayments in advance of shipment. Besides, we may make prepayments related to some equipment purchases based on the arrangement of the contract. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of the balance sheet date, or as long-term prepayments, which was included in the line item “advance to suppliers –long term” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. As of December 31, 2021, and 2020, the current portion of advance to suppliers was RMB7,933 (US$1,245) and RMB7,359, respectively; the non-current portion of advance to suppliers was RMB0 (US$0) and RMB1,542, respectively.

(11) Short-term Loans and Long-term Loans

Short-term loans and long-term loans consisted of the following:

	Interest
	rate per	December 31, 2021		December 31, 2020
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- June 18, 2020 to June 15, 2021	6.5%	—	—	15,000
- July 15, 2020 to July 9, 2021	6.5%	—	—	20,000
- July 9, 2020 to July 9, 2021	6.5%	—	—	30,000
- June 17, 2021 to June 16, 2022	6.5%	15,000	2,354	—
- July 16, 2021 to July 16, 2022	6.5%	20,000	3,138
- July 13, 2021 to July 12, 2022	6.5%	30,000	4,708

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

Bank loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2021		December 31, 2020	December 31, 2019
Secured by:	RMB	US$	RMB	RMB
Property, plant, and equipment, Land-use right	65,000	10,200	65,000	65,000
Guarantee company	0	0	—	—
	65,000	10,200	65,000	65,000

(12) Notes Payable

The credit line amounting to RMB95,000 (US$14,908) granted by the Bank of Weifang was secured by a pledge of plant and land use rights. The credit line was used to purchase raw materials. The term of the credit line granted by the Bank of Weifang is from July 2021 to July 2026. As of December 31, 2021, the amount of credit line granted by the Bank of Weifang was all used.

As of December 31, 2021, Shandong Fuwei had banker’s acceptances opened with maturity from three to six months totaling RMB50,126 (US$7,866) for payment in connection with raw materials on a total deposit of RMB28,294 (US$4,440) at Bank of Weifang, respectively.

Notes payable consisted of the following:

Issuing bank	December 31, 2021		December 31, 2020
	RMB	US$	RMB
Bank of Weifang	50,126	7,866	15,000
	50,126	7,866	15,000

(13) Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31, 2021		December 31, 2020
	RMB	US$	RMB
Other payables	11,479	1,801	27,400

	11,479	1,801	27,400

(14) Revenues

The Company’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

During the fiscal year ended December 31, 2021, net revenues were RMB396,799(US$62,266), compared to RMB336,755 during the same period in 2020, representing an increase of RMB60,044 or 17.8%. For further analysis of the factors causing revenue increase, the increase in average sales price caused an increase of RMB39,345, and the sales volume factor made an increase of RMB20,699.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	December 31, 2021		December 31, 2020	December 31, 2019
	RMB	US$	RMB	RMB
Sales in China	357,396	56,083	309,801	288,066
Sales in other countries (principally Europe, Asia, and North America)	39,403	6,183	26,954	47,554
	396,799	62,266	336,755	335,620

Overseas sales were RMB39,403 (US$6,183) or 9.9% of total revenues, compared with RMB26,954 or 8.0% of total revenues in 2020. The increase in average sales price caused an increase of RMB2,516, and the sales volume factor made an increase of RMB9,933.

The Company’s revenue by significant types of films for 2021, 2020, and 2019 were as follows:

	December 31, 2021			December 31, 2020		December 31, 2019
	RMB	US$	% of Total	RMB	% of Total	RMB	% of Total
Stamping and transfer film	80,288	12,599	20.3%	95,459	28.3%	116,681	34.8%
Printing film	19,239	3,019	4.8%	21,968	6.5%	33,877	10.1%
Metalized film	4,801	753	1.2%	3,927	1.2%	5,493	1.6%
Specialty film	277,336	43,520	69.9%	204,686	60.8%	162,432	48.4%
Base film for other applications	15,135	2,375	3.8%	10,715	3.2%	17,137	5.1%
	396,799	62,266	100.0%	336,755	100.0%	335,620	100.0%

In 2021, sales of specialty films were RMB277,336 (US$43,520) and 69.9% of our total revenues as compared to RMB204,686 and 60.8% in 2020, which was an increase of RMB72,650, or 35.5%, as compared to the same period in 2020. The increase in average sales price caused an increase of RMB13,623, and the sales volume factor made an increase of RMB59,027.

(15) Depreciation and Amortization

Depreciation of property, plant, and equipment and amortization of intangible asset is included in the following captions:

	December 31, 2021		December 31, 2020	December 31, 2019
	RMB	US$	RMB	RMB
Cost of goods sold	8,785	1,378	6,017	15,473
Selling expenses	33	5	11	-
Administrative expenses	3,547	557	35,694	25,978

	12,365	1,940	41,722	41,451

(16) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of raw materials and all other outbound freight costs in selling expenses. For the year ended December 31, 2021, 2020, and 2019, freight costs included in the cost of goods sold were RMB4,107 (US$644), RMB3,855, and RMB3,380, respectively, and RMB13,131 (US$2,061), RMB11,085, and RMB9,258, respectively, were included in selling expenses.

(17) Loss on impairment of assets held for sale

As disclosed in note (7), the Dornier Production Line and the trial production line were classified as assets held for sale. The loss on impairment of assets held for sale is in the table below:

	December 31, 2021		December 31, 2020	December 31, 2019
	RMB	US$	RMB	RMB
Loss on impairment of assets held for sale	0	0	37,951	—
	0	0	37,951	—

(18) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest costs incurred during the year ended December 31, 2021, 2020, and 2019:

	December 31, 2021		December 31, 2020	December 31, 2019
	RMB	US$	RMB	RMB
Interest cost capitalized	0	0	—	—
Interest cost charged to expense	5,054	793	8,490	8,892
	5,054	793	8,490	8,892

Interest expense in 2021 was lower than that in 2020, mainly due to decreased loans from related parties.

(19) Income Taxes

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, the PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%. In 2014, Fuwei Films failed to be designated as a Hi-Tech Enterprise, and it became subject to a standard enterprise income tax at a rate of 25% in 2014 and 2015. In 2016, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2016, 2017, and 2018. In 2019, Shandong Fuwei was designated as a High-and-New Tech Enterprise and as a result, it is entitled to preferential tax treatment at an EIT rate of 15% for the years ended December 31, 2019, 2020, and 2021.

The Group had minimal operations in jurisdictions other than the PRC. Net (loss) income before income taxes consists of:

	2021		2020	2019
	RMB	US$	RMB	RMB
Cayman Islands	0	0	—	(3)
British Virgin Islands	(5)	(1)	(5)	(3)
PRC	95,236	14,945	13,500	13,694
	95,231	14,944	13,495	13,688

The Company has no material unrecognized tax benefit, which would favorably affect the income taxes in future periods and does not believe there will be any significant increases or decreases within the next twelve months. No interest or penalties have been accrued at the date of adoption. As of December 31, 2021, we do not have any accrued liability for uncertain tax positions.

Shandong Fuwei was designated as a High-and-New Tech Enterprise in December 2008 and retained its status as a high-tech enterprise for three years commencing from 2011, enjoying a favorable corporate tax rate during the term from January 1st, 2011, to December 31, 2013, pursuant to the Enterprise Income Tax Law. In 2014, Fuwei Films failed to be designated as High-and-New Tech Enterprise. In 2016 and 2019, Shandong Fuwei was designated as High-and-new Tech Enterprise. Accordingly, the deferred taxes as of December 31, 2021, have been calculated employing the statutory rate of Shandong Fuwei of 15%.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
PRC Income tax	RMB	RMB	RMB
Year ended December 31, 2019	—	(2,325)	(2,325)

Year ended December 31, 2020	—	6,115	6,115

Year ended December 31, 2021	0	(6,018)	(6,018)
Year ended December 31, 2021 (US$)	0	(944)	(944)

Income tax expenses reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the year ended December 31, 2021, 2020, and 2019 for the following reasons:

	2021		2020	2019
	RMB	US$	RMB	RMB
Income (loss) before income taxes	95,231	14,944	13,495	13,688

Computed “expected” tax expense	(23,809)	(3,737)	(3,375)	(3,424)
Non-taxable income	14,285	2,242	2,025	2,055
Tax holiday	9,524	1,495	1,350	1,369
Tax effect of deferred tax and tax rates differential	(6,018)	(944)	6,115	(2,325)

Actual income tax benefit (expense)	(6,018)	(944)	6,115	(2,325)

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of December 31, 2021, and 2020 are presented below.

	December 31, 2021		December 31, 2020
Current	RMB	US$	RMB
Accounts receivable	27	4	73
Other receivables	0	0	—
Inventory impairment	1,117	176	1,181
Allowance for impairment	0	0	5,693
	1,144	180	6,947
Non-current
Property, plant, and equipment, principally due to differences in depreciation	211	33	352
Construction in progress, principally due to capitalized interest	(1,500)	(236)	(1,555)
Lease prepayments, principally due to differences in charges	(289)	(45)	(299)
Allowance for advanced to supplier-long term	16	3	155
Net loss carryforward	0	0	—
	(1,562)	(245)	(1,347)
Net deferred income tax assets	(418)	(65)	5,600

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

(20) Related Party Transactions

Name of party	Relationship

Hongkong Ruishang International Trade Co., Ltd. (the “Hongkong Ruishang”)	Shareholder of the Company（52.9%）

Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”)	Shareholder of the Company（12.54%）

Shanghai Meicheng Enterprises Management Co.,Ltd. (the “Shanghai Meicheng”)	100% Ownership of Hongkong Ruishang

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest was calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest was paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest were paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company would pay off the principal of this loan plus interest upon the availability of new loans from banks or other financial institutions.

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

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. As of December 31, 2021, we have paid off all the principal and interest to Shanghai Meicheng.

(21) Pension Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB2,330 (US$366), RMB115, and RMB1,474 for the year ended December 31, 2021, 2020, and 2019 respectively, were charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of the retirement benefits of the employees.

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

Level two — Inputs other than level one inputs that are either directly or indirectly observable; and,

Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis, except that the following assets and liabilities are stated at their fair value, such as derivative financial instruments and available-for-sale equity securities. The Company had no assets and liabilities measured at fair value on December 31, 2021.

The carrying amount of cash and cash equivalents, trade accounts receivable, prepayments and other receivables, amounts due from related parties, amounts due to related parties, and accrued liabilities and other payables, approximate their fair values because of the short maturity of these instruments.

The carrying amount of bank loans approximates the fair value based on the borrowing rates currently available for bank loans with similar terms and maturity.

(23) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue of more than 10% of total gross revenue during the year ended December 31, 2020, and 2019. Hunan Wujo Hi-Tech Materials Co., Ltd. accounted for 17.7% of our total revenue in 2021.

Each amount due from the following customers represented more than 10% of the outstanding accounts receivable on December 31, 2021, and 2020.

Percentage of accounts receivable outstanding
December 31, 2021
Hunan Wujo Hi-Tech Materials Co., Ltd.	38.8%

Eternal Photo Electronic Materials (Guangzhou) Co., Ltd.	17.4%

Percentage of accounts receivable outstanding
December 31, 2020
Hunan Wujo Hi-Tech Materials Co., Ltd.	25.7%

Hunan Hori New Materials Co., Ltd.	24.8%

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”), Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch (“Lucky Jiangyin”) and PetroChina North China Sales Company (“PetroChina”) during the years ended December 31, 2021, 2020, and 2019. The Group believes that there are a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed.

The following are the vendors that supplied 10% or more of our raw materials for each of the years ended December 31, 2021, 2020, and 2019:

		Percentage of total purchases ()%
Supplier	Item	2021	2020	2019
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	53.9%	48.1%	58.3%
Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch	PET resin and Additives	1.0%	6.2%	10.3%

Weifang Power Supply Company.	Electric power	8.4%	10.4%	8.3%

The balance of advance to supplier to Sinopec Yizheng was RMB2,487 (US$390) as of December 31, 2021.

The balance of advance to supplier to Sinopec Yizheng was RMB2,238 (US$343) as of December 31, 2020.

(c) Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, accounts receivable, and other receivables arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company maintains large sums of cash in two major banks in China. The aggregate balance in such accounts as of December 31, 2021, was RMB246,137 (US $38,624). There is no insurance securing these deposits in China. The Company has a diversified customer base, most of which are in China.

(24) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2021, are as follows:

	December 31, 2021
	RMB	US$
Operating lease commitments	73	11

The Company leases warehouses, staff quarters, and offices under operating leases. The leases duration is typically for one to three years, with an option to renew. None of the leases includes contingent rentals.

For the year ended December 31, 2021, 2020, and 2019, total rental expenses for non-cancelable operating leases were RMB73 (US$11), RMB49, and RMB26, respectively.

(b) Outstanding bills receivable discounted

As of December 31, 2021, the Company had not retained any recourse obligation in respect of bills receivable discounted with and sold to banks.

(c) Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei, claiming RMB953 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that the plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again, and it was further adjourned due to the plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to the re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence, and the hearing was further adjourned. On May 28, 2014, the case was heard, and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618 plus interest as a result of the non-payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015, and May 11, 2016. To date, the case has not been decided.

(25) Earnings (Loss) Per Share

Basic and diluted earnings per share for the period/year ended December 31, 2021, 2020, and 2019 have been calculated as follows:

	2021		2020	2019
	RMB	US$	RMB	RMB
Net (loss) income available to ordinary shareholders	89,213	14,000	19,610	11,363

Weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Dilutive effect of share options	0	0	—	—

Diluted weighted average number of ordinary shares outstanding	3,265,837	3,265,837	3,265,837	3,265,837

Basic and diluted earnings (loss) per share	27.32	4.29	6.00	3.48

(26) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund, which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2021, an aggregate amount of RMB37,441 (US$5,875) has been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund, by Shandong Fuwei.

As of December 31, 2021, the amount of restricted assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances, or cash dividends by the subsidiaries without the consent of a third party, was approximately 73.4% of the Company’s consolidated total assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unaudited unconsolidated financial information of the Parent Company only.

Condensed unaudited Balance Sheet as of December 31, 2021, and 2020

	2021		2020
	RMB	US$	RMB

Cash and cash equivalents	0	0	—
Other current assets	272,277	42,726	280,283
Investments in subsidiaries	0	0	—

Total assets	272,277	42,726	280,283

Current liabilities	64,752	10,161	66,656
Total shareholders’ equity	207,525	32,565	213,627

Total liabilities and shareholders’ equity	272,277	42,726	280,283

Condensed unaudited Statements of Operations (For the years ended December 31, 2021, 2020, and 2019)

	2021		2020	2019
	RMB	US$	RMB	RMB

Interest income (expenses)	0	0	—	(3)
General and administrative expenses	0	0	—	—
Other income	0	0	—	—
Loss before equity in undistributed earnings of subsidiaries	0	0	—	(3)
Equity in earnings of subsidiaries	89,213	14,000	19,610	11,366

Net income	89,213	14,000	19,610	11,363

Condensed unaudited Statement of Cash Flows (For the year ended December 31, 2021, 2020, and 2019)

	2021		2020	2019
	RMB	US$	RMB	RMB

Cash flow from operating activities
Net income	89,213	14,000	19,610	11,363
Adjustment to reconcile net income (loss) to net cash from operating activities:

- Equity in earnings of subsidiaries	(89,213)	(14,000)	(19,610)	(11,366)
- Foreign exchange gain	0	0	—	—
Changes in operating assets and liabilities:
- Other current assets	0	0	—	—
- Other current liabilities	0	0	—	(12)

Net cash provided by operating activities	0	0	—	(15)

Cash flow from financing activities

Payments to related parties	0	0	—	—
Proceeds from related parties	0	0	(3)	—

Effect of exchange	0	0	—	—

Net cash provided by (used in) financing activities	0	0	(3)	—

Net increase (decrease) in cash	0	0	(3)	(15)
Cash:
At beginning of year	0	0	3	18
At end of year	0	0	—	3

(27) Unaudited Quarterly Data

Quarter Ended	March 31		June 30		September 30		December 31		Total
Fiscal year 2021	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenue	101,624	15,511	100,582	15,578	102,009	15,832	92,584	14,528	396,799	62,266
Gross profit	42,450	6,479	39,854	6,172	38,052	5,906	28,541	4,478	148,897	23,365
Net income (loss)	31,365	4,788	19,806	3,068	26,686	4,142	11,356	1,781	89,213	14,000
Basic and diluted earnings (loss) per share	9.60	1.47	6.06	0.94	8.17	1.27	3.48	0.55	27.32	4.29