Form 20-F
period 2022-06-30
Baijiayun Group Ltd
filed 2023-01-20
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2021 to June 30, 2022

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33176

Baijiayun Group Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands	24F, A1 South Building, No. 32 Fengzhan Road Yuhuatai District, Nanjing, 210000 The People’s Republic of China
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Yong Fang, Chief Financial Officer

Tel.: +86-025-8222-1596

Email: fangyong@baijiayun.com

Address:

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing 210000

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.519008 per share	RTC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

As of June 30, 2022, there were 3,265,837 ordinary shares, par value US$0.519008 per share of Fuwei Films (Holdings) Co., Ltd., the predecessor of Baijiayun Group Ltd.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☐No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Conventions that apply to this transition report on Form 20-F

In this transition report on Form 20-F, each of the following terms has the meaning ascribed to it below:

●	“Beijing WFOE” means Beijing Baishilian Technology Co., Ltd., a PRC limited liability company.
●	“BOPET film business” means the manufacture and distribution of BOPET (biaxially-oriented polyethylene terephthalate) film principally engaged by our predecessor Fuwei.
●	“BJY” means BaiJiaYun Limited, a Cayman Islands exempted company with limited liability and the wholly-owned subsidiary of Baijiayun Group Ltd.
●	“CAC” means the Cyberspace Administration of China.
●	“China” or “PRC” means the People’s Republic of China, excluding, for the purpose of this transition report on Form 20-F only, Taiwan, Hong Kong and Macau.
●	“Class A ordinary share” means a Class A ordinary share in the capital of our company, with a par value of US$0.519008 per share.
●	“Class B ordinary share” means a Class B ordinary share in the capital of our company, with a par value of US$0.519008 per share.
●	“Closing” means the closing of the Merger.
●	“Closing Date” means the date of the Closing.
●	“Code” means the U.S. Internal Revenue Code of 1986, as amended.
●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
●	“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.
●	“CSRC” means the Chinese Securities Regulatory Commission.
●	“Effective Time” means the time when the plan of merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and BJY may agree and specify in the plan of merger pursuant to the Companies Act subject to section 234 of the Companies Act.
●	“EIT Law” means the Enterprise Income Tax Law of the PRC.
●	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
●	“fiscal year” means the period from July 1 of the previous calendar year to June 30 of the concerned calendar year.
●	“Fuwei” means Fuwei Films (Holdings) Co., Ltd., the predecessor of our company prior the consummation of the Merger.
●	“GAAP” means United States generally accepted accounting principles.
●	“HFCAA” means the Holding Foreign Companies Accountable Act.
●	“IDC’ means “International Data Corporation”, an independent market research, analysis, and consulting firm in the United States.
●	“iResearch” means “iResearch Consulting Group”, an independent market research, analysis, and consulting firm in China.

●	“IRS” means the U.S. Internal Revenue Service.
●	“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.
●	“Merger” means the transaction pursuant to an agreement and plan of merger, dated as of July 18, 2022 (the “Merger Agreement”), by and between Fuwei and BJY, pursuant to which a wholly-owned subsidiary of Fuwei (“Merger Sub”) merged with and into BJY, with BJY being the surviving entity and a wholly-owned subsidiary of Fuwei. Shareholders of BJY exchanged all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei in a transaction exempt from the registration requirements under the Securities Act of 1933.
●	“MIIT” means the Ministry of Industry and Information Technology of China.
●	“MOFCOM” means the Ministry of Commerce of the People’s Republic of China.
●	“Nasdaq” means The Nasdaq Stock Market LLC.
●	“ordinary shares” means, collectively, our Class A ordinary shares and Class B ordinary shares.
●	“PCAOB” means the Public Company Accounting Oversight Board.
●	“RMB” or “Renminbi” means the legal currency of China.
●	“video-centric technology solution business” means Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions and cloud and software related solutions and enterprise AI and system solutions offered by BJY, which is expected to be our principal business after the Merger.
●	“SAFE” means the State Administration of Foreign Exchange.
●	“SAIC” means the State Administration for Industry and Commerce.
●	“SAT” means the State Administration of Taxation.
●	“SCNPC” means the Standing Committee of the National People’s Congress.
●	“SEC” means the United States Securities and Exchange Commission.
●	“Securities Act” means the United States Securities Act of 1933.
●	“US$” or “U.S. dollars” means the legal currency of the United States of America.
●	“the variable interest entity” or “the VIE” means BaiJiaYun Group Co., Ltd, an entity that Baijiayun Group Ltd consolidates through contractual arrangements.
●	“we,” “us,” “our company” and “our” mean Baijiayun Group Ltd, a Cayman Islands exempted company with limited liability (or its predecessor, Fuwei Films (Holdings) Co., Ltd., as the context requires), and its subsidiaries, the VIE and their respective subsidiaries.
●	“WFOEs” means Beijing WFOE, Zhejiang WFOE, Shenzhen Baishilian Technology Co., Ltd., Nanning Baishilian Information Technology Co., Ltd., and Nanjing Baishilian Technology Co., Ltd.
●	“Zhejiang WFOE” means Zhejiang Baijiashilian Technology Co., Ltd., a PRC limited liability company.

Names of certain companies provided in this transition report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This transition report on Form 20-F includes BaiJiaYun Limited’s audited consolidated statements of operations and comprehensive income (loss) data and consolidated statements of cash flows data for the 2020, 2021 and 2022 fiscal years, and the consolidated balance sheets data as of June 30, 2021 and 2022. The reporting currency of BJY is U.S. dollars.

Cautionary Note Regarding Forward-looking Statements

This transition report on Form 20-F contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. All statements other than statements of historical fact in this transition report on Form 20-F are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will” and similar expressions. These forward-looking statements include, without limitation, statements relating to:

●	our ability to continuously develop new technology, services and products and keep up with changes in the industries that we operate;
●	the expected growth of China's video cloud industry and our future business development;
●	our expected growth in demand and market acceptance, for our products and services;
●	our ability to protect and enforce our intellectual property rights;
●	our ability to attract and retain qualified executives and personnel;
●	the impact of ongoing COV1D-19 pandemic and the effects of government and other measures seeking to contain its spread;
●	U.S.-China trade war and its effect on our operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements;
●	the effect of the Merger on our ability to maintain relationships with its customers and business partners, or on our operating results and business generally; and
●	other risk factors discussed under “Item 3. Key Information — D. Risk Factors.”

You should thoroughly read this transition report and the documents that we refer to in this transition report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this transition report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXPLANATORY NOTE

On July 18, 2022, Fuwei entered into an agreement and plan of merger (the “Merger Agreement”) with BJY, a leading video-centric technology solution provider in China with core expertise in Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions, pursuant to which a wholly-owned subsidiary of Fuwei (“Merger Sub”) will be merged with and into BJY (the “Merger”), with BJY being the surviving entity. Shareholders of BJY will exchange all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei in a transaction exempt from the registration requirements under the Securities Act of 1933. Upon consummation of the Merger, BJY will become a wholly-owned subsidiary of Fuwei. Copies of the Merger Agreement and the plan of merger in respect of the Merger are attached as Annex B and Annex D, respectively, to the proxy statement furnished as Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on August 22, 2022 and incorporated herein by reference.

The Merger and all transactions contemplated by the Merger Agreement and plans of merger (the “Transactions”) were consummated on December 23, 2022. Upon consummation of the Transactions, BJY became our wholly-owned subsidiary, and we changed our name from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd” and our ticker from “FFHL” to “RTC”.

Prior to the Transactions, we developed, manufactured, and distributed high-quality plastic film using the biaxially-oriented stretch technique, otherwise known as BOPET film, through Fuwei and its then subsidiaries. As a result of the Transactions, we assumed and began conducting the video-centric technology solution business of BJY.

On December 23, 2022, our board of directors (the “Board”) approved a change of fiscal year end from December 31 to June 30. As a result, we are required to file this transition report on Form 20-F for the transition period of July 1, 2021 to June 30, 2022. After filing the transition report, our next fiscal year will be the fiscal year ending June 30, 2023.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Implications of Being a Company with the Holding Company Structure and the VIE Structure

Baijiayun Group Ltd is a Cayman Islands holding company with no substantive operations. We have carried out our video-centric technology solution business through Zhejiang WFOE since January 2, 2023 (and through Beijing WFOE from September 7, 2021 to January 1, 2023) and its contractual arrangements, commonly known as the VIE structure, with the VIE based in China and its shareholders, due to the PRC regulatory restrictions on direct foreign investment in internet-related services and certain other businesses. Our shareholders hold the equity securities of Baijiayun Group Ltd, the Cayman Islands holding company, rather than the equity securities of the VIE, in which our operations are conducted. Prior to the Transactions, we developed, manufactured, and distributed high-quality plastic film using the biaxially-oriented stretch technique, otherwise known as BOPET film, through Fuwei and its then subsidiaries.

The VIE structure was established through a series of agreements entered into between Zhejiang WFOE, the VIE and its shareholders, comprising an exclusive technical and consulting services agreement, the powers of attorney, the exclusive option agreements, and the equity interest pledge agreements. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the VIE, (2) receive substantially all of the economic benefits of the VIE, (3) have the pledge right over the equity interests in the VIE as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements and Corporate Structure.”

However, neither Baijiayun Group Ltd nor Zhejiang WFOE owns any equity interests in the VIE. Our contractual arrangements with the VIE and its shareholders are not equivalent of an investment in the equity interest of the VIE. Instead, as described above, we are regarded as the primary beneficiary of the VIE and consolidate the financial results of the VIE under U.S. GAAP in light of the VIE structure.

The VIE structure involves unique risks to holders of our ordinary shares. It may be less effective than direct ownership in providing us with operational control over the VIE or its subsidiaries, and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIE and its shareholder could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the VIE’s activities. The shareholders of the VIE may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders through Zhejiang WFOE. As of the date of this transition report, the agreements under the contractual arrangements among Zhejiang WFOE, the VIE and its shareholders have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structure at any time in the future. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries, the VIE and its subsidiaries, and our shareholders face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company and the VIE and its subsidiaries as a whole. For details, see “— D. Risk Factors — Risks Related to Our Corporate Structure.”

Revenues contributed by the VIE accounted for substantially all of the total revenues of BJY in the 2020, 2021 and 2022 fiscal years. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, Beijing WFOE and the VIE during the 2020, 2021 and 2020 fiscal years, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “— Our Operations in China and Permissions Required from the PRC Authorities for Our Operations.”

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

Currently, we, through Zhejiang WFOE and the VIE, conduct our video-centric technology solution business in China. Our operations in China are governed by PRC laws and regulations. We and the VIE are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this transition report, as advised by our PRC counsel, Beijing Dentons Law Offices, LLP (“Dentons”), Zhejiang WFOE and the VIE have obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, value-added telecommunication business operation licenses with service scope for provision of domestic multi-party communication services and for provision of information services. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIE will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIE may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIE may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — We may be required to obtain and maintain permits, filings and licenses to operate our business in China.”

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Review Measures”), which became effective on February 15, 2022. See “Item 4. Information on the Company — Government Regulations — Regulation on Information Security and Censorship.” Pursuant to the Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. As of the date of this transition report, we have not been informed by any PRC government authorities that we will be deemed as a critical information infrastructure operator, nor have we been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. See “— D. Risk Factors — Risks Related to Our Video-centric Technology Solution Business — Our business is subject to a variety of PRC and international laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition.”

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules Regarding Overseas Listing”). See “Item 4. Information on the Company — Government Regulations — Regulations Related to Overseas Listings.” As of the date of this transition report, as advised by our PRC counsel, considering that (1) the Draft Rules Regarding Overseas Listing has not come into effect; and (2) no explicit provision under currently effective PRC laws, regulations and rules clearly requires an offering with contractual arrangements like ours to obtain approvals from the CSRC, we or the VIE are not required to obtain an approval from the CSRC in connection with the listing of our securities on the Nasdaq Stock Market.

However, the PRC regulatory authorities, including the CSRC, may adopt new laws, rules and regulations, or detailed implementation and interpretation of the current applicable PRC laws, rules and regulations, and we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as us or our PRC counsel. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and foreign investment in China-based issuers. For instance, the Draft Rules Regarding Overseas Listing stipulates that the China-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. In addition, an overseas offering and listing is prohibited under any of certain circumstances, including, among others, prohibition by national laws and regulations and relevant provisions, threatening to or endangering national security, material violation of laws by the company or its controllers or its directors, supervisors, or senior executives. If the Draft Rules Regarding Overseas Listing were to be implemented as proposed in its current form, we might be subject to the filing requirements with the CSRC for the listing. Moreover, as the Draft Rules Regarding Overseas Listing has not come into effect, there remains uncertainty in the final form and the interpretation and implementation of such overseas listing rules, and we cannot assure you that the relevant PRC government authorities, including the CSRC, would not promulgate new rules or new interpretation of current rules to require us or the VIE to obtain CSRC or other PRC government approvals or complete other compliance procedures for the listing of our securities on the Nasdaq Stock Market. We cannot assure you that we or the VIE would be able to obtain such approvals or complete such other compliance procedures, to the extent that they may be subsequently required by the relevant regulatory authorities, in a timely manner, or at all, or that any completion of review or approval or other compliance procedures would not be rescinded, in which case we may face regulatory sanctions for failure to complete the requisite compliance procedures or obtain the requisite approvals for the listing. If any of such event occurs, it could significantly limit or completely hinder our ability to launch any new offering of our securities and could cause the value of our securities to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing business in China — Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with the listing of our securities on Nasdaq and our future capital raising activities, and, if required, we cannot assure you that we or the VIE will be able to obtain such approval.”

Cash and Asset Flows through Our Organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur may highly depend upon dividends paid by Zhejiang WFOE to us and service fees paid by the VIE to Zhejiang WFOE, despite that we may obtain financing at the holding company level through other methods. For instance, if any of Zhejiang WFOE or the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this transition report, none of Baijiayun Group Ltd, the WFOEs and the VIE has paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors. In the 2020, 2021 and 2022 fiscal years, the VIE did not pay any service fees to Beijing WFOE under the contractual arrangements. For details, see “Item 5. Operating and Financial Review and Prospects — Financial Information Related to the VIE.” We expect to continue to distribute earnings and settle the service fees owed under the VIE agreements at the request of Zhejiang WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Baijiayun Group Ltd, its subsidiaries (including Zhejiang WFOE), and the VIE. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under PRC laws and regulations, the WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, the WFOEs and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by the WFOEs out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of the WFOEs and the net assets of the VIE in which we have no legal ownership. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Baijiayun Group Ltd and BaiJia Cloud Limited, our Hong Kong subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Baijiayun Group Ltd, its subsidiaries, the VIE and its subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business,” and “— D. Risk Factors — Risks Related to Doing Business in China —PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to the WFOEs and the VIE, or to make additional capital contributions to the WFOEs.”

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. As of June 30, 2020, 2021 and 2022, (1) the aggregate amount of capital contribution by BJY to our subsidiaries in Hong Kong was nil, nil and US$22.9 million, respectively; and (2) the aggregate amount of capital contribution by BJY to the WFOEs through our subsidiaries in Hong Kong was nil, nil and US$36.9 million, respectively. For the 2020, 2021 and 2022 fiscal years, there were no loans between the VIE and the WFOEs, net cash transferred by the VIE to the WFOEs, or transfer of assets within our organization. For details, see “Item 5. Operating and Financial Review and Prospects — Financial Information Related to the VIE.”

Dividend Distribution

As of the date of this transition report, none of Baijiayun Group Ltd, the WFOEs and the VIE has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information —Dividend Policy” for details.

The Holding Foreign Companies Accountable Act

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for three consecutive years. There have been various initiatives to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three to two years. On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act to that effect, and on February 4, 2022, the United States House of Representatives passed a bill which contained, among others, an identical provision. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. On December 29, 2023, the Consolidated Appropriations Act was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, our ordinary shares will be delisted from the Nasdaq Stock Market, and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of our ordinary shares to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for three consecutive years or if proposed changes to the law are enacted, for two consecutive years. The delisting of the ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section describes the risks that we currently believe may materially affect our business, financial condition and results of operations. The factors below should be considered in connection with any forward-looking statements in this transition report on Form 20-F. Although we will make reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially and adversely impact our business, revenues, sales, net assets, financial condition, results of operations, liquidity, capital resources and prospects. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Risks Related to Our Video-centric Technology Solution Business

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If the market does not grow as expected, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow.

The video cloud market in China is at an early stage of development. There is considerable uncertainty over the size and rate at which this market will grow, as well as whether our platform will be widely adopted. Prospective customers may be reluctant or unwilling to use our platform for a number of reasons, including concerns about costs, uncertainty regarding the reliability and security of cloud-based offerings, lack of awareness of the benefits of our platform, or that they have invested substantial personnel and financial resources to develop internal solutions. Our ability to expand sales depends on several factors that are out of its control, including but not limited to market awareness and acceptance, competition, end-user demand for applications with SaaS/PaaS features launched by its customers, technological challenges and developments. If the video cloud market or demand for its products does not grow or even decreases, our business, operating results and financial condition would be adversely affected.

Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products.

To successfully grow our business, we must continue to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our products and platform, such as developer conferences and events and public relations initiatives. If the costs of the marketing channels we use increase dramatically, we may choose to use alternative and less expensive channels, which may not be as effective as current ones. Alternatively, we may adopt or expand usage of more expensive channels, which could adversely affect our margins, profitability and financial condition. We invest in marketing before being able to assess whether they improve our brand awareness, customer acquisition or increase revenues in a cost-effective manner or at all. If our marketing programs are ineffective or inefficient, our business, operating results and growth prospects would be adversely affected.

Our success also depends on retaining customers and increasing their usage of our products and platform over time. We generate revenues from customers’ usage of our products, some of which are integrated into their applications. Increasing usage of our products and platform over time will require customers to develop new use cases and those use cases to mature. The majority of our customers do not have long-term contractual commitments to us, and may reduce or terminate their use of our products at any time without penalty or termination charges. End users’ demand for our customers’ applications that integrate our products are driven by many factors out of our or our customers’ control, making customers’ usage of our products and platform difficult to predict. Furthermore, if a significant number of customers reduce or cease their usage of our products, we may incur greater sales and marketing expenses than expected to maintain or increase revenues from other customers, which may impact our profitability. If usage levels fail to meet our expectations, our business, operating results and growth prospects would be adversely affected.

The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

The global market for video cloud is relatively new and rapidly evolving. The industry in which we operate include a number of enterprises that may or may not directly compete with us. We consider that our competitors fall into three different business lines: (1) companies that provide real time engagement services via companies’ cloud computing platform, (2) companies that offer customized software that are installed on customer’s own cloud computing platform, and (3) companies that provide systematic solutions to customers by integrating customized software into hardware. In many cases, our prospective customers may choose to use custom software developed in-house or by consultants, or legacy solutions repurposed by in-house developers to meet specific use cases. As we plan to sell products to prospective customers with existing internal solutions, we need to demonstrate to them that our video cloud products are superior to their current legacy solutions, and failure to do so may adversely affect our business, results of operations and financial condition.

We expect competition to intensify in the future. Although a number of large software vendors or cloud providers currently do not have SaaS/PaaS offerings, some of them who operate in adjacent markets may bring such offerings to market through product development, acquisitions, or other means in the future. In addition, several of our competitors have greater brand recognition, longer operating histories, more and better-established customer relationships, larger sales forces, larger marketing and development budgets and significantly greater resources than we do. As a result, certain of our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements than us. Furthermore, these large vendors may be willing to provide competing software for free as part of enterprise-wide agreements that include other products or services. In these cases, it may be more difficult for us to compete effectively with our competitors, especially if our competitors attempt to continuously strengthen or maintain their market positions.

Our competitors may offer products, services and functions that are same or similar to our products with more compelling pricing terms, more competitive advantages, or greater geographic coverage in the markets where we do not operate or are less established. Furthermore, our customers may choose to use our products and our competitors’ products at the same time, resulting in increased pricing pressures and competition. This, in turn, may cause the decrease in our revenues, profitability and market acceptance and harm our business, operating results and financial condition.

If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer.

To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our platform empowers. For the 2020, 2021 and 2022 fiscal years, the research and development expenses of BJY were US$3.7 million, US$5.8 million and US$13.0 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our existing business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

Our new products or enhancements and changes to our existing products could fail to attain sufficient market acceptance for many reasons, including:

●	failure to accurately predict and meet market demand by launching products or functionalities desired by customers;
●	defects, errors, or failures in our products and solutions;
●	negative publicity about our platform’s performance or effectiveness;
●	developments in the legal or regulatory landscape that could adversely affect our platform, such as increased legal or regulatory scrutiny;
●	emergence of competitors whose products and technologies achieve earlier or wider market acceptance than us;
●	delays in releasing enhancements to our platform to the market, or failure to achieve adequate market acceptance for our platform and our enhancements; and
●	introduction or anticipated introduction of competing products by our competitors.

It is important that we maintain and increase the acceptance of our platform among the developers that work for our customers. We rely on developers to choose our platform over other options they may have, and to continue to use and promote our platform as they move between companies. These developers often make design decisions and influence the product and vendor processes within our customers. If we fail to gain or maintain their acceptance of our platform, our business would be harmed.

We may not successfully manage our growth as expected. Our gross profit and net profit may not grow at same rate as our gross revenue, continued investment and expansion into low-margin business, significant investments in sales and marketing efforts and research and development may negatively impact our gross profit margin, net profit margin and growth rate in the future.

We have experienced rapid growth. The revenues of BJY were US$23.4 million, US$41.4 million and US$68.6 million for the 2020, 2021 and 2022 fiscal years, respectively. However, there can be no assurance that our business will continue to grow at any particular rate as we did in the past, or avoid any decline in the future.

Our ability to forecast our future operating results is limited and subject to a number of uncertainties. In particular, we cannot accurately predict customers’ usage of our products given the diversity of our customer base and the end users across industries, geographies, use cases and other factors. We consider that there are three primary risks in relation to its financial performance in the future. First, the COVID-19 pandemic has affected various aspects of our business, the extent to which the COVID-19 pandemic will affect our operations and financial performance will depend on future developments, which are highly uncertain and unpredictable. Second, our gross profit and net profit may not grow at same rate as our gross revenue, continued investment and expansion into low-margin business may negatively impact our gross profit margin, net profit margin and growth rate. We are expanding and currently expect to continually expand into new business lines. Certain initiatives on our new business lines may be new and evolving, and may prove unsuccessful. We may not be able to successfully implement new business plans and realize all of the benefits that we expect to achieve, or it may be more costly to do so than we anticipate. Lastly, our profitability may be lower than expected if our strategy were to maximize short-term profitability. We intend to continuously increase research and development investment to improve the performance of our existing software and platform which may have new business breakthroughs, such as real-time communications (“RTC”). In addition, we intend to continue to invest significantly in sales and marketing efforts to explore new business lines and improve our brand image and influence. The above potential investments and expansions may not ultimately grow our business or result in long-term profitability as expected. Moreover, such increases in the cost may adversely impact our gross profit margin, net profit margin and growth rate.

Our limited operating history makes it difficult to evaluate our current business and prospects and our operating results may fluctuate from time to time.

We conduct a significant portion of our businesses in China through the VIE. The VIE was founded in May 2017 and its limited operating history makes it difficult to evaluate our current business and future prospects, including our ability to predict and manage future growth. We have encountered and will continue to encounter risks and difficulties as a rapidly growing company in a constantly evolving industry. If we do not address these risks successfully, our business may be harmed.

Our operating results have fluctuated and will continue to vary in the future as a result of a variety of factors, many of which are out of our control. For example, our revenue model of our video-centric technology solution business is based in large part on end user adoption and usage of our customers’ applications, which can constrain our ability to forecast revenues. Some factors that may cause our operating results to fluctuate from period to period include:

●	our ability to attract, retain and increase revenues from customers;
●	fluctuations in the amount of revenues from our customers;
●	market acceptance of our products and our ability to introduce new products and enhance existing products;
●	competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;
●	our ability to control costs and operating expenses, including the fees that we pay network and cloud service providers for data delivery and data centers for additional bandwidth;
●	our investments in research and development activities;
●	changes in our pricing as a result of our optimization efforts or otherwise;

●	reductions in pricing as a result of negotiations with our larger customers;
●	the rate of expansion and productivity of our sales force;
●	change in the mix of products that our customers use;
●	changes in end user and customer demand as end users increase and decrease their time online due to the imposition or easing of stay-at-home, travel and other government mandates or changes in end user or customer demand for our products in response to the COVID-19 pandemic;
●	the expansion of our business, particularly in international markets;
●	changes in foreign currency exchange rates;
●	changes in laws, regulations or regulatory enforcement in China, the United States or other countries that impact our ability to market, sell or deliver our products;
●	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in international expansion;
●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;
●	general economic and political conditions that may adversely affect a prospective customer’s ability or willingness to adopt our products, delay a prospective customer’s adoption decision, reduce the revenues that we generate from the use of our products or impact customer retention;
●	extraordinary expenses such as litigation or other dispute-related settlement payments;
●	sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;
●	the impact of new accounting pronouncements;
●	expenses incurred in connection with mergers, acquisitions, dispositions or other strategic transactions and integrating acquired (or carving out disposed) business, technologies, services, products and other assets; and
●	fluctuations in share-based compensation expense.

The occurrence of one or more of the foregoing factors may cause our operating results to vary significantly. For example, a significant percentage of our operating expenses such as payroll expense is fixed to some extent and we may not be able to adjust all costs and fees in accordance with the changes in revenue. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on profitability in the short term.

We generated a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of such major customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. For the 2022 fiscal year, BJY generated a substantial portion of its revenues from a limited number of customers, BJY’s top ten customers (after aggregating customers with multiple accounts) accounted for approximately 47.6% of its revenues, although no single customer contributed more than 10% of its revenue. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Historically, we relied on the adoption of our products by developers through our self-service model as well as more targeted sales efforts. Our ability to further increase our customer base and achieve broader market acceptance of our platform will significantly depend on our ability to expand our sales and marketing operations. We plan to continue expanding our sales force and network both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources, and our business may be harmed if they fail to attract additional customers.

As we increase our target sales efforts to larger organizations, we expect to incur higher costs and longer sales cycles. The decision to adopt our products by such customers may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and IT. In addition, while certain customers may quickly deploy our products on a limited basis before they commit to deploying our products at scale, they often require extensive education and customer support, engage in protracted pricing negotiations and seek dedicated product development resources. In addition, sales cycles for efforts targeted at larger organizations are inherently more complex and less predictable than the sales through our self-service model, and some customers may not use our products enough to generate revenues that offset the cost of customer acquisition. In addition, complex and resource-intensive sales efforts could place additional strain on our product and engineering resources.

We believe that there is significant competition for sales personnel, including sales representatives, sales managers, and sales engineers with required skills and technical knowledge. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before we achieve full productivity. New hires may not become productive as quickly as expected, if at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we conduct business or plan to do business. In addition, particularly if we continue to grow rapidly, new members of our sales force will have relatively little experience working with us, our platform, and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in acquiring new customers or expanding usage by existing customers, our business will be harmed.

We believe that continued growth in our business is also dependent upon identifying, developing and maintaining strategic relationships with additional third-party sales partners that can drive substantial revenues. If we fail to identify additional third-party sales partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future third-party sales partners in independently selling and deploying our products, our business, operating results and financial condition could be adversely affected.

We have incurred and may continue to incur substantial share-based compensation expenses.

BJY uses share-based compensation to award its management members and employees, and it has incurred and may continue to incur share-based compensation expenses. For the 2020, 2021 and 2022 fiscal years, BJY incurred nil, nil and US$9.5 million in share-based compensation expenses. On October 1, 2021, the board of directors of BJY adopted an equity incentive plan and reserved 9,486,042 ordinary shares of BJY for issuance under share options to be granted to employees and directors of BJY in its PRC operations. The equity incentive plan stipulates that Duo Duo International Limited will be the incentive platform to hold the ordinary shares of BJY on behalf of the beneficiaries of the equity incentive plan. On October 1, 2021, pursuant to the incentive plan, options to acquire 6,816,417 ordinary shares of BJY were issued, with exercise price ranged from RMB0.0001 to RMB10.0 per share and varied vesting schedules, and 1,709,310 ordinary shares were issued as restricted stock units (the “RSUs”), at a price of RMB0.0001 per share. The total fair value of the issued share options and RSUs is between US$10.0 million to US$15.0 million, out of which nil and approximately US$9.5 million was recognized in the 2021 and 2022 fiscal years, respectively, and the rest will be recognized over the period from calendar year 2023 to 2025. As of June 30, 2022, awards with respect to 6,816,417 ordinary shares of BJY reserved under the equity incentive plan were issued, among which, awards with respect to 3,749,591 ordinary shares of BJY had been fully vested. In the future, if additional share incentives are granted to BJY’s employees or directors, BJY will incur additional share-based compensation expense, and our results of operations will be further adversely affected.

The COVID-19 pandemic brings uncertainties to our business, financial condition and prospects.

The outbreak of the COVID-19 pandemic has resulted in significant disruptions and distortions in the global economy since 2020. As the COVID-19 pandemic continued or reoccurred in China and globally, there has been and will continue to be significant uncertainties associated with the COVID-19 pandemic, including the ultimate spread of the virus, the severity of the disease, the duration of the outbreak, the possibility of successive waves of outbreaks, further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and the scope and length of the resulting economic downturn.

The COVID-19 pandemic has affected various aspects of our business. For instance, we experienced certain difficulties in purchasing bandwidth, co-location space, servers and equipment on equally cost-efficient terms due to various government-imposed restrictions and other logistical hurdles. In addition, the economic downturn due to the COVID-19 pandemic may adversely affect our customers’ ability to pay, customer demand and end user usage, which would adversely affect our operating results and financial condition. Furthermore, the continuing pandemic may further impact our ability to maintain and expand our network infrastructure, which could severely disrupt our and our customers’ business and operations and adversely affect our operating results and financial condition.

The extent to which the COVID-19 pandemic affects our operations and financial performance will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus, such as the availability of effective vaccines or cure, among others. Our operations could be disrupted if any of our employees is suspected of having COVID-19, since it could lead our employees to be quarantined and/or offices to be disinfected.

We could incur substantial costs in protecting or defending our intellectual property rights, and we may in the future become involved in disputes relating to alleged infringement of others’ intellectual property rights. Any failure to protect our intellectual property rights, or alleged infringement of third-party intellectual property rights, could adversely affect our business, operating results and financial condition.

Our success depends, in part, on our ability to protect our brand, trade secrets, trademarks, patents, domain names, copyrights and proprietary methods and technologies, whether registered or not, that we develop under patent and other intellectual property laws of China, the United States and other jurisdictions, so that we can prevent others from using our inventions and proprietary information. We currently rely on patents, trademarks, copyrights and trade secret law to protect our intellectual property rights. However, we cannot assure you that any of our intellectual property rights will not be challenged, invalidated or circumvented, or that our intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological change, we cannot assure you that all of our proprietary technologies and similar intellectual property rights can be patented in a timely or cost-effective manner, or at all.

In addition, we may be subject to allegation of infringement of other parties’ intellectual proprietary rights, which, whether successful or not, could harm our brand, business, operating results and financial condition. There is considerable patent and other intellectual property development in our industry, and we may be unaware of the intellectual property rights of others that may cover some or all of our technologies. Our competitors or other third parties may in the future claim that our products or platform and underlying technology infringe their intellectual property rights, and we may be found to be infringing such rights. Any claims or litigation, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, indemnify our customers or business partners, obtain licenses or modify our products or platform, prevent us from offering products, develop alternative non-infringing technology or comply with other unfavorable terms, any of which could significantly increase our operating expenses. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business.

We also rely, in part, on confidentiality agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it is possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently without an adequate remedy for unauthorized use or disclosure of our confidential information.

In addition, the laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of others. It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. To the extent we expand our international activities outside of China, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, operating results and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights or alleging that it infringes the counterclaimant’s own intellectual property. Any of our patents, trade secrets, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. There can be no assurance that we will prevail in such litigation. In addition, our proprietary methods and technologies that are regarded as trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. In these cases, we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions.

There can be no assurance that our particular ways and means of protecting our intellectual property and proprietary rights, including business decisions about when to file patent applications and trademark applications, will be adequate to protect our business, or that our competitors will not independently develop similar technology. We could be required to spend significant resources to monitor and protect our intellectual property rights. If we fail to protect and enforce our intellectual property and proprietary rights adequately, our competitors might gain access to our technology, and our business, operating results and financial condition could be adversely affected.

We depend largely on the continued services of our senior management, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management to execute on our business plan, develop our products and platform, deliver our products to customers, attract and retain customers and identify and pursue business opportunities. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives. In particular, to a considerable degree, we depend on the vision, skills, experience and effort of the founder of BJY and our chief executive officer, Mr. Gangjiang Li and our president, Mr. Yi Ma. The replacement of any of our senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. The loss of the services of any of our senior management for any reason could adversely affect our business, operating results and financial condition.

We may acquire or invest in or dispose of or divest from business, technologies, services, products and other assets, which may divert our management’s attention and result in the incurrence of debt or dilution to our shareholders. Such transactions may subsequently turn out to be less favorable to us than expected. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or dispositions.

Similar to many other companies, we continuously evaluate and consider potential strategic transactions, including acquisitions of, investments in, dispositions of, or divestments from, businesses, technologies, services, products and other assets in the future, such as a potential disposition of the BOPET film business by us, the possibility of which was reviewed and discussed in the process of negotiating the Transactions. We also may enter into relationships with other businesses to expand our products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Any acquisition, investment, disposition, divestment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, our products or services are not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions also may disrupt our business, divert our resources or require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment, disposition, divestment or business relationship may not be realized, such transaction or relationship may turn out to be less favorable to us, or we may be exposed to unknown risks or liabilities. For example, an acquired business may perform worse than expected and a disposed business may perform better than expected. In addition, acquisitions and investments could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired businesses and investment.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond its control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

●	issue additional equity securities that would dilute our existing shareholders;
●	use cash that we may need in the future to operate our business;
●	incur large charges or substantial liabilities;
●	incur debt on terms unfavorable to us or that we are unable to repay;
●	encounter difficulties in retaining key employees of the acquired company or integrating diverse software codes or business cultures; or
●	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

The occurrence of any of these foregoing could adversely affect our business, operating results and financial condition.

We may have insufficient transmission bandwidth and co-location space, which could result in disruptions to our platform and loss of revenues.

Our operations are dependent in part upon transmission bandwidth provided by third-party network or cloud providers and leasing co-location facilities for our servers and equipment. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth demands by our customers. In the first quarter of 2020, we experienced a spike in usage as a result of demand for online real-time engagement spurred by the COVID-19 pandemic. Although we were able to scale our network infrastructure in response, the general increase in demand for bandwidth and servers increased prices which in turn adversely impacted our gross margin. Failure to contain the further spread, or any resurgence, of the COVID-19 pandemic may affect our ability to cost-effectively maintain and expand our network infrastructure, which could severely disrupt our business and operations and adversely affect our operating results and financial condition.

The bandwidth we have contracted to purchase may become unavailable for a variety of reasons, including service outages, payment disputes, suspension or termination of the network providers’ business, natural disasters, pandemics, networks imposing traffic limits, or governments adopting regulations that impact network operations. We may also be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, services to our customers, or require us to issue credits and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform. If we are unable to provide sufficient bandwidth, we may also become contractually obligated to provide affected customers with service credits under service level commitments in our customer agreements.

We use open-source software, which could negatively affect our ability to sell our products and subject us to possible litigation.

Our products and platform incorporate open-source software, and we expect to continue to incorporate open-source software in our products and platform in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open-source software into our products and platform, we cannot be certain that we have not incorporated open-source software in our products or platform in a manner that is inconsistent with such policies. When we utilize open source software in our products in certain ways, the applicable open-source licenses may subject us and our customers to certain requirements, including requirements that we and our customers offer the products that incorporate the open-source software for no cost, make available source code for modifications or derivative works that are based on, incorporate or use the open-source software, and license such modifications or derivative works under the terms of applicable open-source licenses. In some cases, open-source software is also offered under commercial terms which do not include such requirements and obligations, in exchange for the payment of fees to be negotiated with the author or licensors. We have entered into a license agreement with a third-party licensor relating to certain open-source software incorporated in certain of our and our customers’ products. However, in the future, we may still receive notices alleging that its usage of other unlicensed open-source software does not comply with the applicable license, or such usage requires us to obtain a commercial license. If it were determined that we had not complied with the conditions of one or more of these open-source licenses, or if we are unable to successfully negotiate an acceptable commercial license, we and our customers could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined or otherwise prohibited from distributing our products that contained the open-source software, and be required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering the respective products and platforms, and to re-engineer products or platforms or discontinue offering products in the event re-engineering cannot be accomplished in a timely manner. Any of the foregoing could require us and our customers to devote additional research and development resources to re-engineer products or platforms, harm our reputation, or result in customer dissatisfaction, and may adversely affect our business, operating results and financial condition.

Breaches of our networks or systems, or those of our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and leakage and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend on our IT systems to conduct virtually all of our business operations, ranging from internal operations and research and development activities to marketing and sales efforts and communications with our customers, service providers and business partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees, service providers and business partners or to cause interruptions of our products and platform. Because the vulnerabilities and techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these vulnerabilities and techniques, and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. Additionally, we depend on our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss or leakage of data. Any data security incidents, including the leakage of data of customers or the end users, internal malfeasance by our employees, unauthorized access or usage, virus or similar breach or disruption of us or our service providers could result in loss of confidential information, damage to our reputation, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if our cybersecurity measures or those of our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees, service providers and business partners, our reputation, business, operating results and financial condition could be adversely affected.

Our business is subject to a variety of PRC and international laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition.

We and our customers that use our products may be subject to privacy, cybersecurity and data protection- related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data and general cybersecurity. The PRC government and governments in other countries have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of information, including personally identifiable information of individuals. In the PRC, the PRC Cybersecurity Law and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations.

In recent years, the PRC government has increasingly tightened the regulation of data privacy and data protection. The laws, regulations and governmental policies in the PRC for the data privacy and data protection are constantly evolving. For example, in June 2017, the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, took effect. The PRC Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the PRC Cybersecurity Law provides that the critical information infrastructure operators generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall conduct security assessment for cross-border data transfer. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information. On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator, or the CIIO, in the respective industry or sector. The CIIOs shall take the responsibility to protect the CIIO’s security by performing certain prescribed obligations, including conducting network security test and risk assessment, reporting the assessment results to relevant regulatory authorities. On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. Additionally, the Personal Information Protection Law stipulates that personal information processors who have a large user base and/or operate complex types of businesses are subject to certain obligations, such as establishing an internal personal information protection system in compliance with relevant laws, rules and regulations; and releasing social responsibility reports on personal information protection on a regular basis. Existing PRC laws and regulations do not provide clear parameters as to what constitutes “large user base” and/or “complex types of businesses.” Nevertheless, it is widely accepted in practice that at least one million users is required in order to reach the “large user base” threshold, and “complex types of businesses” usually refers to a business model under which a company either operates as an integrated online platform, for example, a social media or e-commerce platform, or operates with diversified business lines or product catalogues. We believe that we are not a personal information processor who has a large user base and/or operate complex types of businesses. However, since there has been no official interpretation or explanation as to the definition of same, it remains uncertain whether we would be deemed as a personal information processor who has a large user base and/or operate complex types of businesses by the PRC regulatory authorities, thus requiring us to perform the obligations stipulated under the Personal Information Protection Law. On June 7, 2022, the Measures on Security Assessment of Cross-Border Transfer of Data was released by the CAC, which became effective on September 1, 2022, stipulates that before cross-border data transfer under certain circumstances, data processors shall make self-assessment of the risks, and shall apply for security assessment. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria have been satisfied, such as a completed official security assessment carried out by the PRC government authorities. As a personal information processor defined under the Personal Information Protection Law, while we do not believe current business involves any transmission, use and exchange of information that comes under the definition of “cross-border transfer of personal information and important data” under the PRC Cybersecurity Law, we cannot assure you that the PRC regulatory authorities will not take a view contrary to our view, thus requiring us to comply with the data localization, security assessment and other requirements under these proposed laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfer of personal data and/or important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend its operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

On December 28, 2021, the CAC, together with 12 other government authorities, jointly issued the Review Measures, which became effective on February 15, 2022. Pursuant to the Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. Furthermore, on November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations which provide, among other things, that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this transition report, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as it was initial proposed. Also, there is no further explanation or interpretation as to how to determine what constitutes “affecting national security”. Therefore, it is uncertain whether we would be deemed as a “critical information infrastructure operator” or a “network platform operator” or a “data processors” holding one million users’ personal information, or whether our business will be deemed to affect or may affect national security under PRC laws, thus requiring us to go through a cybersecurity review process. As of the date of this transition report, we have not been informed by any PRC government authorities that we will be deemed as a critical information infrastructure operator. It also remains uncertain whether future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Review Measures and the Network Data Security Management Regulations, if any, at this stage. We will closely monitor and assess any development in the rulemaking process. If the Review Measures and the enacted version of the Network Data Security Management Regulations mandate clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this transition report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

In November 2021, one of BJY’s applications “Cloud Classroom” was tested and considered as violated relevant regulations in collecting personal information by National App Technology Testing Platform, which is an official platform under the MIIT. Upon receipt of the notice, BJY immediately conducted thorough reviews on relevant systems and made rectifications. In February 2022, such application was listed on a notice of criticism circulated by the MIIT, which determined it violated relevant regulations in using users’ personal information and mandatorily, frequently and excessively requesting for permissions of users’ personal information. BJY reviewed its application system immediately and carried out rectification measures. The rectified application was recognized and approved by the MIIT in March 2022.

Pursuant to the PRC Personal Information Protection Law, where personal information is handled in violation of this law or personal information is handled without fulfilling personal information protection duties in accordance with the provisions, the departments fulfilling personal information protection duties and responsibilities are to order correction, confiscate unlawful income, and order the provisional suspension or termination of service provision of the application programs unlawfully handling personal information. The above-mentioned matters have neither caused the cease of any of our applications nor adversely affected our business and results of operations. As advised by our PRC legal counsel, Dentons, based on the rectification measures BJY adopted and the confirmations received from the relevant authorities, the likelihood that we will be subject to further administrative punishment in the future due to the above-mentioned matters is remote. We believe the measures taken by BJY with respect to personal information protection are consistent with industry practice.

We also continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our solutions in certain jurisdictions, or subject us to claims and litigation from private actors and investigations, proceedings, and sanctions by data protection regulators, all of which could harm our business, financial condition and operating results. Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our practices. We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy, cybersecurity or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the PRC and other jurisdictions, and we cannot yet determine the impact that such future laws, rules, regulations and standards may have on our business. Moreover, existing PRC cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. Because global laws, regulations and industry standards concerning privacy, cybersecurity and data protection have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, operating results and financial condition.

Further, in many cases we rely on the data processing, privacy, data protection and cybersecurity practices of our suppliers and contractors, including with regard to maintaining the confidentiality, security and integrity of data. If we fail to manage our suppliers or contractors or their relevant practices, or if our suppliers or contractors fail to meet any requirements with regard to data processing, privacy, data protection or cybersecurity required by applicable legal or contractual obligations that we face (including any applicable requirements of our clients), we may be liable in certain cases. We may face difficulties in binding our suppliers and contractors to these agreements and otherwise managing their relevant practices, which may subject us to claims, proceedings and liabilities.

Any failure or perceived failure by us, our products or its platform to comply with new or existing PRC or other cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business.

We currently do not have insurance coverage covering all risks related to our business and operations. The lack of adequate D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

We do not maintain insurance policies covering all of our business risks, such as risks relating to properties, receivables and public liability, among others. We cannot assume that the insurance coverage we currently have would be sufficient to cover our potential losses. In the event there is any damage to any assets or incidents for which we do not have sufficient insurance coverage, if at all, we would have to pay for the difference, and our cash flow and liquidity could be negatively affected.

As of the date of this transition report, we have not obtained directors and officers liability insurance, or D&O insurance for our directors and officers. In the future, we may be subject to additional litigation, including potential class action and shareholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on the financial condition, results of operations and liquidity. Furthermore, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Negative publicity about us, our services, operations and our management may adversely affect our reputation and business.

We may, from time to time, receive negative publicity, including negative internet and blog postings about its company, its business, its management or its services. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our brand and reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, customers and other third parties with which we conduct business.

We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of China, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders could suffer significant dilution.

We are in the process of discussing with certain potential investors regarding a potential private investment in public equity (“PIPE”) investment, the terms of which are still subject to ongoing negotiation. The total number of shares to be issued by us in such PIPE financing is not expected to exceed 15% of our total outstanding shares, including ordinary shares subject to outstanding warrants (on a fully diluted and as converted basis and taking into account such PIPE financing). If such PIPE financing is consummated, our shareholders will experience dilution as a result.

Any new equity securities we issue could have rights, preferences and privileges superior to holders of our equity securities currently issued and outstanding. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Our business is subject to the risks of earthquakes, fire, floods, pandemics and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

A significant natural disaster, such as an earthquake, fire, flood or pandemic, occurring at one of our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, operating results and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole. We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operating activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, operating results and financial condition.

In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, have occurred on our platform and have impacted some of our services providers in the past and may occur on our platform in the future. Any failure to maintain performance, reliability, security, integrity and availability of our products and technical infrastructure, including third-party infrastructure and services upon which we rely, may give rise to litigation, consumer protection actions, or harm to our reputation, and as a result, may hinder our ability to retain existing customers and attract new customers.

Risks Related to Our BOPET Film Business

A significant portion of revenue generated from our BOPET Film business is derived from the flexible packaging industry and electronics industry in the PRC; our revenue might be adversely impacted if the flexible packaging industry and electronics industry are adversely affected.

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

Our acquisition of ownership of our main productive assets of the BOPET Film business is subject to litigation and dispute.

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

Substantially, all of the operating assets of our BOPET Film were acquired through two auction proceedings under relevant PRC law. We acquired the Brückner production line in 2003 as a result of a foreclosure proceeding enforced by an effective court judgment, and the DMT production in 2004 as a result of a commercial auction from a consigner who obtained such assets through a bankruptcy proceeding. In the opinion of Concord & Partners, the PRC counsel of our BOPET Film business, these proceedings are both valid under Chinese auction and bankruptcy law based on certain factual assumptions. Our PRC counsel’s opinion solely relates to the legal procedure of the auctions and is based upon certain factual assumptions, our written representations, and written reports of the auction company and other related parties. There can be no assurance that relevant authorities or creditors of the predecessor owner of these assets will not challenge the effectiveness of these asset transfers based upon the facts and circumstances of these transfers, despite the existence of independent appraisals, and other facts and circumstances of the auctions that cannot be verified by our PRC counsel. Taking into consideration the facts known by our PRC counsel related to the auction of the Brückner production line and the significant difference in the price paid for the DMT production line at the two bankruptcy auctions involved in our purchase of that asset and, assuming the representations and reports received by our PRC counsel are true and correct in all material respects, our PRC counsel is of the opinion that the auctions of the Brückner and DMT production lines were valid under PRC law and the possibility of the creditors of Shandong Neo-Luck successfully exercising recourse, or claiming repayment with respect to our assets purchased in the bankruptcy proceeding should be remote. However, should any such challenge be brought in China (or elsewhere) and prevail, we may incur substantial liabilities and be required to pay substantial damages as a result of acquiring these assets, and this could materially affect our financial condition.

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

We have encountered anti-dumping investigations in South Korea and the United States and other trade protection measures, and our BOPET film business may be adversely affected.

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

In addition, if other countries or regions, such as the European Union, take trade protection measures against China’s BOPET film or downstream industries, our BOPET film business may be adversely affected.

China’s actions to save energy and reduce emissions may adversely affect our business, by subjecting us to significant new costs and restrictions on our operations.

Recently, the Chinese government has tightened its control over energy saving and emission reduction. The Chinese government intends to reduce energy consumption for gross domestic products and water consumption for industrial added value. Some of our manufacturing plants that use significant amounts of energy, including electricity and gas, are likely to be affected by this plan. Therefore, our operation might be influenced by the energy saving and emission reduction measures of the Chinese government. Regulations for restricting greenhouse gas emissions may increase the prices of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, or require us to purchase allowances to offset our emissions or result in an overall increase in our costs of raw materials, any of which could increase costs and negatively affect our BOPET film business operations or financial results.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, subject to undertakings for opening telecommunication industries made by China for joining WTO, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for those in a few categories, such as e-commerce, domestic multiparty communication, storage-and-forward, and call center services according to the Special Administrative Measures for Foreign Investment Access (Negative List) (Edition 2021) effective on January 1, 2022, which may be amended, supplemented or otherwise modified from time to time (the “Negative List”). It is further required under the currently effective Provisions on the Administration of Foreign Invested Telecommunications Enterprises (the “FITE Regulations”) that the primary foreign investor must also have experience and a good track record in providing value-added telecommunications services (the “VATS”) overseas. The FITE Regulations was recently amended on April 7, 2022 and has become effective since May 1, 2022, among which, the previous requirement on the primary foreign investor’s experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and its subsidiaries in the PRC are foreign-invested enterprises (the “FIEs”). As our current business and business plan are deemed as kinds of VATS, which are subject to restrictions or prohibitions, while FIEs may not be eligible to operate VATS business in China according to above mentioned restrictions, we conduct our business in China through its VIE. Given that the telecommunication authorities generally implement look-through approach for the supervision of the value-added telecommunications license, there are risks that we may be required by the telecommunication authorities to re-apply for value-added telecommunications license in accordance with the FITE Regulations, which could adversely affect our business, operating results and financial condition. We have, through Zhejiang WFOE, entered into a series of contractual arrangements, including the exclusive technical and consulting services agreement, powers of attorney, exclusive option agreements and equity interest pledge agreements, as amended and restated, with the VIE, as well as the shareholders of the VIE. These contractual arrangements entered into with the VIE allow us to receive substantially all of the economic benefits of the VIE and its subsidiaries, and have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the VIE and hence consolidate the financial results of the VIE under U.S. GAAP.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC counsel, Dentons, is of the view that the contractual arrangement in relation to the VIE and all of the contracts among Zhejiang WFOE, the VIE and the shareholders of the VIE are valid and binding in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”), or the MIIT or other authorities that regulate internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

In addition, Mr. Gangjiang Li owns the majority of our voting shares. Mr. Guangjiang Li, along with a small number of other employees, together the nominee shareholders, own the majority of the voting shares of the VIE respectively. The enforceability, and therefore the benefits, of the contractual agreements between us and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between us and the VIE may not be aligned in the future. Given the significance and importance of the VIE, there would be a significant negative impact to us if these contracts were not enforced. The fact that there are currently more than 20 shareholders and holders of warrants in the VIE further heightens this risk.

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	restricting our right to collect revenues;
●	shutting down our services;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance the VIE’s business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could adversely affect our business, operating results and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the VIE or the right to receive economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements.

We rely on contractual arrangements with the VIE and the shareholders of the VIE to operate our business, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.

We rely on contractual arrangements with the VIE and the shareholders of the VIE to operate our business in the PRC. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIE. If the VIE or the shareholders of the VIE fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIE is indirect, and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. The fact that there are currently more than 20 shareholders and holders of warrants in the VIE (all of which have entered into the VIE Contracts) further heightens this risk. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, though we have entered into equity interest pledge agreements with the shareholders of the VIE, our remedies under the equity interest pledge agreements are primarily intended to help us collect debts owed to us by the VIE or the shareholders of the VIE under the contractual arrangements and may not help us in acquiring the assets or equity of the VIE.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions. As a result, uncertainties in the PRC legal system could limit its ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how such contractual arrangements should be interpreted or enforced under PRC laws. Significant uncertainties exist regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE and relevant rights and licenses held by us which we require in order to operate our business, and our ability to conduct our business may be adversely affected.

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.

Our ability to enforce the equity interest pledge agreements among Zhejiang WFOE, the VIE and each shareholder of the VIE may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements among Zhejiang WFOE, the VIE and each shareholder of the VIE, such shareholder pledges all of his or her equity interests in the VIE to Zhejiang WFOE to secure the performance by the VIE and its shareholders of their respective obligations under the applicable contractual agreements.

As of the date of this transition report, the pledge of the equity interests in the VIE has not been completed and the equity interest pledge under the equity interest pledge agreements has not been registered with local Administration for Market Regulation although the equity interest pledge agreements have been executed. Under the PRC Civil Code, when a pledgor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. The PRC Civil Code further provides that the registration is necessary to create security interest on the shares of a PRC company limited by shares, which means that before the equity interest pledge is duly registered, such pledge is unenforceable even though the relevant equity interest pledge agreement is binding. Prior to the completion of the registration, we may not be able to successfully enforce the equity interest pledges against any third parties who have acquired the equity interests in good faith in the VIE.

The shareholders of the VIE may have potential conflicts of interest with us, which could adversely affect our business, operating results and financial condition.

The interests of the shareholders of the VIE in their capacities as such shareholders may differ from our interests as a whole. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in our best interests, or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the VIE to breach or refuse to renew the existing contractual arrangements with us. Since there are more than 20 shareholders of the VIE including some shareholders who are concurrently holding (via themselves or their respective affiliate(s)) outstanding warrants to subscribe for Class A ordinary shares, there is a heightened risk of one or more shareholders of the VIE breaching or causing the VIE to breach or refusing to renew the existing contractual arrangements with us, and we may not be able to obtain consent and cooperation from all the shareholders in further actions with respect to the VIE, such as the transfer of equity interests in the VIE to our designee.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the VIE, on the one hand, and as our beneficial owners, on the other hand. We, however, could, at all times, exercise the option under the exclusive option agreement to cause the shareholders of the VIE to transfer all of their equity ownership in the VIE to our wholly-owned subsidiaries or an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIE as provided under the powers of attorney, directly appoint new directors of the VIE. We rely on the shareholders of the VIE to comply with PRC laws and regulations, which provide that directors and executive officers owe a duty of loyalty to its company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and with the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to its best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIE, we may have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could adversely affect our business, operating results and financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Zhejiang WFOE, the VIE and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment, which could increase their PRC tax liabilities and its overall tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Zhejiang WFOE or the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if Zhejiang WFOE requests the shareholders of the VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Zhejiang WFOE and VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of Zhejiang WFOE and VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The VIE holds substantially all of our assets in China. Under the contractual arrangements, the VIE may not and the shareholders of the VIE may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of the VIE breach these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities or otherwise benefit from the assets held by the VIE, which could adversely affect our business, operating results and financial condition. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, operating results and financial condition.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its enactment could adversely affect our business, operating results and financial condition.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law (2015) (the “2015 Draft”), in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. In December 2018, the Standing Committee of the National People’s Congress, or the SCNPC published the draft Foreign Investment Law (2018), which was further amended and published in January 2019, as a second draft for comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect recently on January 1, 2020. The Foreign Investment Law replaced the three laws on foreign investment, i.e., the Wholly Foreign-owned Enterprise Law of the PRC, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC.

Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country within China, or foreign investors, and the investment activities include the following situations: (1) a foreign investor, individually or collectively with other investors, establishes an FIE in China; (2) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (3) a foreign investor, individually or collectively with other investors, invests in a new project in China; and (4) investments in other means as provided by laws, administrative regulations, or the State Council.

The 2015 Draft introduced certain concepts for the regulation of “variable interest entity” structure, or the VIE structures, such as “actual control” and “controlling PRC companies by contracts or trusts”. However, the enacted Foreign Investment Law, as well as its implementation rules which was promulgated on December 26, 2019 and took effect on January 1, 2020, no longer mention the relevant concepts for the regulation of these variable interest entity structures. Instead, the newly promulgated Foreign Investment Law contains a catch-all provision, stating that investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council shall also be deemed as foreign investments. In consideration of the above, there are significant uncertainties as to the interpretation and implementation of such new legislation and how the control status of the VIE would be determined under the enacted Foreign Investment Law. We also face uncertainties as to whether the interpretation and implementation of such new legislation or regulations promulgated in the future would mandate further actions, such as MOFCOM market entry clearance or certain restructuring of corporate structure and operations, to be completed by companies with existing VIE structure and whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected. If we are not able to obtain any approval when required, our contractual arrangements may be regarded as invalid and illegal, which could adversely affect our business, operating results and financial condition. As a result, we may not be able to (1) continue our business in China through the contractual arrangements with the VIE, (2) exert effective control over the VIE, or (3) consolidate the financial results of, and receive economic benefits from the VIE under existing contractual arrangements.

In addition, our corporate governance practice may be impacted and our compliance costs could increase if the VIE was considered as FIEs under the Foreign Investment Law. For instance, the Foreign Investment Law purports to impose ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines or administrative liabilities.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government could adversely affect our business, operating results and financial condition, and may result in our inability to sustain our growth and expansion strategies.

A substantial part of our operations are based in the PRC and a significant portion of our revenues are generated from our operations in the PRC. Accordingly, our business, operating results and financial condition are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, operating results and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for their services and consequently adversely affect their business, operating results and financial condition, and cause the value of their securities to significantly decline or become worthless.

Furthermore, we, as well as investors of our securities, face uncertainty about future actions by the PRC government that could significantly affect our financial performance and operations, including the enforceability of the VIE contractual arrangements. If future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing VIE contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

As of the date of this transition report, there are no laws, regulations or other rules require us to obtain permission or approvals from Chinese authorities to list on U.S. exchanges, and we have not received or denied such permission. However, there is a risk that we will not receive or will be denied permission from Chinese authorities to list on U.S. exchanges in the future, which could significantly limit or completely hinder our ability to offer or continue to offer the securities to investors and cause the value of the ordinary shares to significantly decline or be worthless.

We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses. There is a risk that the PRC government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to continue our operations, and cause the value of our securities to significantly decline or become worthless.

A significant portion of our operations are conducted in the PRC and are governed by PRC laws, rules and regulations. Zhejiang WFOE and VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value in the PRC.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, the number of published decisions and the nonbinding nature of such decisions is limited, and the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published in a timely manner, or at all, and which may have a retroactive effect. As a result, we may not be aware of the violation of these policies and rules until after the occurrence of the violation. Moreover, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede their ability to enforce the contracts we have entered into and could adversely affect our business, operating results and financial condition.

There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely affect our business and hinder our ability to offer securities overseas, or continue our operations, and cause the value of our securities to significantly decline or become worthless.

The Chinese government heavily regulates the internet industry, including relevant market access restrictions and limitations on foreign investment, license and permit requirements for service providers in the internet industry. Since some of the laws, regulations and legal requirements with respect to the internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. Because the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value, it is in many cases difficult to determine what actions or omissions may result in liabilities.

Issues, risks and uncertainties relating to China’s government regulation of the Chinese internet sector include the following.

●	We operate our business in China through businesses controlled through contractual arrangements rather than equity ownership due to restrictions on foreign investment in businesses related to value- added telecommunication services.
●	Uncertainties relating to the regulation of the internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenges, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage or complete shut-down of our products. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security or MIIT, or their respective local counterparts.

●	In addition, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council recently jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. On December 28, 2021, the CAC, together with 12 other government agencies, jointly issued the Review Measures, which became effective on February 15, 2022 requiring that, among others, the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. The Review Measures also provides that any “network platform operators” holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC published the Network Data Security Management Regulations for public comments, which among others further requires that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. Since the Review Measures, the Network Data Security Management Regulations being drafted and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how we will be affected. As of the date of this transition report, we have not received any notice from any authorities identifying any of its PRC subsidiaries or the VIE as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our listing in the U.S. will not be affected by the Review Measures or Network Data Security Management Regulations, and our PRC operations will not be subject to cybersecurity review or network data security review by the CAC for listing in the United States, because we are not a critical information infrastructure operator or data processing operators with personal information of more than one million users. There remains uncertainty, however, as to how the Review Measures and the Network Data Security Management Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretations related to the Review Measures and the Network Data Security Management Regulations. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder their ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting their operations could cause the value of our securities to significantly decline. Therefore, investors face potential uncertainty from actions taken by the PRC government affecting our business.

Due to the increasing popularity and use of the internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the internet or other online services covering issues such as user privacy, cybersecurity, data protection, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest any interest we then hold in Chinese properties.

As such, our business is subject to various government and regulatory interferences. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any non-compliance incidents. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in a material change in our operation and the value of the ordinary shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government authorities and have not received any denial to list on a U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer securities overseas, and cause the value of its ordinary shares to significantly decline or be worthless.

We may be required to obtain and maintain permits, filings and licenses to operate our business in China.

Our business activities mainly include offering real-time engagement products that enable interactions through audio, video or message within mobile applications, which may be regarded as value-added telecommunications services under the Catalog of Telecommunications Business, or the Catalog, which was recently revised and promulgated on June 6, 2019. Considering the products we offer and the way our services are provided to our customers, we are of the view that our business activities fit into domestic multi-party communication services and information services under the Catalog. We are required to obtain the value-added telecommunication business operation licenses with service scope for provision of domestic multi-party communication services (the “DMPC license”), and for provision of information services (the “IS license”). Nanjing Baijiayun Technology Co., Ltd. obtained the DMPC license with national coverage on December 3, 2019. The VIE, Nanjing Baijiayun Technology Co., Ltd., Wuhan BaiJiaShiLian Technology Co., Ltd. and Guizhou Baijia Cloud Technology Co., Ltd. have obtained the IS licenses. However, the video cloud industry is still at a nascent stage of development and the laws and regulations regarding licenses for value added telecommunication services in the PRC are continuously evolving. Though the above licenses have already been obtained to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to our business as promulgated and amended from time to time.

Currently, we hold two internet mobile applications, named “Cloud Classroom” and “Cloud Live”. According to the introduction of “Cloud Classroom” in the APP Store, it is an interactive live streaming tool that focuses on the education and training industry, helping customers in such industry to quickly develop online live courses business. The PRC Administrative Measures on Filing of Educational Mobile Apps requires the operators of educational mobile applications to file such application with competent provincial regulatory authorities. However, there is no specific punishment towards operators who fail to file such applications. We did not complete the filing of our operating applications, as we do not deem our applications as educational mobile applications. Based on the recent verbal consultations with competent authorities, our applications would not be regarded as educational mobile applications, and thus, we are not required to file these applications with competent authorities. As of the date of this transition report, we confirmed that we have never been interviewed, criticized, or included in the blacklist of educational mobile application operators by PRC government authorities due to our lack of filing of educational mobile applications. Pursuant to the Administrative Measures for the Graded Protection of Information Security, entities operating information systems shall determine the security protection grade of the information system pursuant to the Measures for the Graded Protection of Information Security and the Guidelines for Grading of Classified Protection of Cyber Security, and report such grade to the relevant department for examination and approval. Pursuant to the PRC Cybersecurity Law, if network operators do not perform cybersecurity protection duties of classified protection of cybersecurity, the competent authorities shall order the operator to make correction and give warnings. We operate several information systems, however, have only obtained the Information System Security Level Protection Record Certificate for our “Cloud Classroom” system. As of the date of this transition report, we confirm that we have never been warned, or ordered to make correction due to lack of filing of the information systems.

Though the lack of filing of educational mobile applications and information systems has not affected our business and results of operations at current stage, it is possible that the laws, rules and regulations may further be interpreted and applied in a manner that is inconsistent with understanding above, or be promulgated and amended from time to time, which could adversely affect our business operations in the future.

We will continuously assess the need to obtain and renew permits, filings and licenses to operate our business, closely consult the supervisory authority having jurisdiction over us, and follow their guidance in a timely manner to ensure they run their business legally. However, we may fail, on acceptable terms and in a timely manner, or at all, to obtain, maintain or update the permits, filings and licenses they may need to operate and expand their business from time to time and as required by the supervisory authorities. Business operations without proper permits, filings and licenses may subject us to administrative penalties by relevant PRC regulators with measures including fines, and in very extreme cases, confiscation of the gains derived from the operations, being required to discontinue or restrict our operations and being placed in the credit blacklist made by the PRC regulator, and our business, operating results and financial condition could be materially adversely affected.

Our contractual arrangements with the VIE are governed by the laws of the PRC and it may have difficulty in enforcing any rights it may have under these contractual arrangements.

As all of our contractual arrangements with the VIE are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over the VIE. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to consolidate the financial results of the VIE under U.S. GAAP, and our ability to conduct our business may be materially and adversely affected.

Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with the listing of our securities on Nasdaq and our future capital raising activities, and, if required, we cannot assure you that we or the VIE will be able to obtain such approval.

Under the current Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), as jointly adopted by six PRC regulatory agencies in 2006 and amended in 2009, an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets is required to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

Our PRC counsel, Dentons, has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval under the M&A Rules may not be required for the listing our securities on the Nasdaq Stock Market, given that: (1) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this and the final prospectus are subject to the M&A Rules, (2) the WFOEs were incorporated as wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (3) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of acquisition transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that it remains uncertain as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the listing of our securities on the Nasdaq Stock Market. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does. If it is determined that CSRC approval under the M&A Rules is required for the listing of our securities on the Nasdaq Stock Market, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval. These sanctions may include fines and penalties on the operations in China, delays in or restrictions on the repatriation of the proceeds from overseas offering into China, restrictions on or prohibition of the payments or remittance of dividends by the WFOEs or the VIE in China, or other actions that could have a material and adverse effect on our business, results of operations, financial condition, reputation and prospects, as well as the trading price of our ordinary shares.

Furthermore, the PRC regulatory authorities have recently exerted more oversight and control over offerings that are conducted overseas. On July 6, 2021, the General Office of the State Council of the PRC, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which calls for enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules Regarding Overseas Listing”), for public comments until January 23, 2022. The Draft Rules Regarding Overseas Listing comprehensively improved and reformed the exiting regulatory system for overseas offering and listing of domestic companies, and brought all overseas listing activities including both direct and indirect overseas offering and listing under regulation by adopting a filing-based administration system. The Draft Rules Regarding Overseas Listing stipulates that the China-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. In addition, an overseas offering and listing is prohibited under any of certain circumstances, including, among others, prohibition by national laws and regulations and relevant provisions, threatening to or endangering national security, material violation of laws by the company or its controllers or its directors, supervisors, or senior executives. The Draft Rules Regarding Overseas Listing defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB1 million and RMB10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

As of the date of this transition report, the Draft Rules Regarding Overseas Listing has not come into effect, there remains uncertainty in the final form and the interpretation and implementation of such overseas listing rules, and we cannot assure you that the relevant PRC government authorities, including the CSRC, would not promulgate new rules or new interpretation of current rules to require us or the VIE to obtain CSRC or other PRC government approvals or complete other compliance procedures for the listing of our securities on the Nasdaq Stock Market. We cannot assure you that we or the VIE would be able to obtain such approvals or complete such other compliance procedures, to the extent that they may be subsequently required by the relevant regulatory authorities, in a timely manner, or at all, or that any completion of review or approval or other compliance procedures would not be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for the listing of our securities on the Nasdaq Stock Market or future capital raising activities as required under the Draft Rules Regarding Overseas Listing, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the ordinary shares. Accordingly, the value of your investment may be materially and adversely affected or become worthless.

Furthermore, the PRC government authorities may further strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry may adversely affect our business, financial condition, results of operations and prospect.

The regulatory environment with respect to the industry that we have been operating in China is changing rapidly for the past years and therefore is subject to substantial uncertainties. The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, online academic after-school tutoring institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and internet content provider license, or the ICP license.

Since our customers operate in a broad range of industries, including private education industry, we are closely monitoring the evolving regulatory environment. However, our business, financial condition, results of operations and prospect may be materially and adversely affected due to restrictions on private education industry. We also cannot assure that there will not be any new rules or regulations in China on business regarding education sector that our customers currently operate, or such new rules and regulations will not subject our business operations to further adjustments and in the event of such changes, our business operations may be adversely impacted.

The ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for three consecutive years or if proposed changes to the law are enacted, for two consecutive years. The delisting of the ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years, the SEC shall prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, which include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA, including that the SEC will identify an issuer as a “Commission-identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. As of the date of this transition report, more than 170 public companies have been listed in as issuers identified under the HFCAA.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. On December 29, 2023, the Consolidated Appropriations Act was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the ordinary shares will be delisted from the Nasdaq Stock Market and our ordinary shares will not be permitted for trading over the counter either. If our ordinary shares are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ordinary shares could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

PRC laws and regulations mandate complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether an important industry is involved, such transaction involves factors that have had or may have an impact on national economic security and such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners, Zhejiang WFOE or the VIE to liability or penalties, limit our ability to inject capital into Zhejiang WFOE and the VIE or limit the WFOE’s and the VIE’s ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicle, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Gangjiang Li, Mr. Yi Ma and 11 natural persons completed the initial SAFE registration pursuant to SAFE Circular 37 in September 2021. We have notified substantial beneficial owners of ordinary shares who are PRC residents of their filing obligation, including the obligation to complete the SAFE registration and to make updates under SAFE Circular 37. Nevertheless, we may not be continuously aware of the identities of all of its beneficial owners who are PRC residents. We do not have control over its beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of its company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners, the WFOEs or the VIE to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to the WFOEs and the VIE and limit the WFOEs’ ability to distribute dividends to us. These risks could adversely affect our business, operating results and financial condition.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this transition report, we have not made adequate employee benefit payments and may be required to make up the contributions for these plans in the amount of 110% of the amount in the preceding month. If we fail to make or supplement contributions of social security premiums within the stipulated period, the social security premiums collection agency may enquire into the deposit accounts of the employer with banks and other financial institutions. In an extreme situation, where we fail to contribute social security premiums in full amount and do not provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums. If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in equity incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before we become an overseas listed company. As an overseas listed company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice of the SAFE on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any equity incentive plans of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We are making, and will make efforts to comply with these requirements, but there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject relevant participants in the share incentive plans to fines and legal sanctions and may also limit the ability to make payment under the equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit the wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business.

We are a holding company and may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIE for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our WFOEs or the VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends, make loans or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to the WFOEs and the VIE permit payments of dividends only out of our retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, our WFOEs and the VIE are required to set aside at least 10% of their net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our WFOEs and the VIE are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances.

Limitations on the ability of the VIE to make remittance to the wholly-foreign owned enterprise and on the ability of its subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including making investments or acquisitions that could be beneficial to our businesses, paying dividends to our shareholders or otherwise funding and conducting our business.

The discontinuation of the preferential tax treatment available to us in China could adversely affect our business, operating results and financial condition.

Under PRC tax laws and regulations, some of our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, the modified EIT Law and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” (the “HNTEs”), to enjoy a reduced enterprise tax rate of 15%. Wuhan Baijia Cloud Technology Co., Ltd., Wuhan BaiJiaShiLian Technology Co., Ltd., and Beijing Deran Technology Co., Ltd., and the VIE are now qualified as HNTEs. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of our PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of our products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to relevant rules including the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance (the “MOF”), and the SAT, on October 13, 2011, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, the Notice on Increasing the Proportion of Weighted Pre-tax Deduction for R&D Expenses issued by the MOF, the SAT and the Ministry of Science and Technology on September 20, 2018, and the Announcement on Enterprise Income Tax Policies for Promoting the High-Quality Development of Integrated Circuit and Software Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT on December 11, 2020. In the event the preferential tax treatment for our PRC subsidiaries are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, we will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect.

We and our non-PRC subsidiaries may be treated as resident enterprises for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the modified Enterprise Income Tax Law of the PRC and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese- controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. If we or any of our non-PRC subsidiaries were to be considered a PRC resident enterprise, we or the subsidiary would be subject to PRC enterprise income tax at the rate of 25% on our or our subsidiary’s global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law of the PRC. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations and reputation, and could result in a loss of investors’ investment in our securities, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend itself. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, we and our business operations will be severely hampered and investors’ investment in our securities could be rendered worthless.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

There are uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice of the SAT on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was amended and became effective on June 15, 2018, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37 also amends certain provisions in Bulletin 7, but does not touch upon other provisions of Bulletin 7, which remain in full force. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

There is uncertainty as to the application of Bulletin 7 and SAT Circular 37. we face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in its offshore subsidiaries or investments. We may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, the WFOEs may be requested to assist in the filing under Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Bulletin 7 and SAT Circular 37, or to establish that we should not be taxed under Bulletin 7 and SAT Circular 37, which could adversely affect our business, operating results and financial condition.

We will be subject to restrictions on currency exchange.

A substantial portion of our revenues is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from the WFOEs or the VIE. Currently, the WFOEs may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate its ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit their ability to utilize cash generated in Renminbi to fund their business activities outside of the PRC or pay dividends in foreign currencies to the shareholders, and may limit our ability to obtain foreign currency through debt or equity financing for the WFOEs and the VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to the WFOEs and the VIE, or to make additional capital contributions to the WFOEs.

We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to the WFOEs, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to the WFOEs to finance our activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to the WFOEs are subject to the requirement of making necessary filings or registrations through enterprise registration system with relevant governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of the Circular of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 142”), the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses (the “Circular 59”), and the Circular of the SAFE on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses (the “Circular 45”). According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit its ability to transfer any foreign currency we hold to the WFOEs and the VIE, which may adversely affect our liquidity and ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIE. Meanwhile, we are not likely to finance the activities of the VIE by means of capital contributions given the potential restrictions on foreign investment in the businesses that are currently conducted by the VIE.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals in a timely manner, if at all, with respect to future loans to the WFOEs or the VIE or future capital contributions by us to the WFOEs. As a result, uncertainties exist as to our ability to provide prompt financial support to the WFOEs or the VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Risks Related to the Ownership of our Securities

The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ordinary shares is likely to be volatile. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The market price for the ordinary shares may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

●	regulatory developments in the U.S., the PRC and foreign countries;
●	innovations or new products or solutions developed by us, or our competitors;
●	announcements by us or our competitors of significant acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;
●	achievement of expected sales and profitability;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	trading volume of the ordinary shares, and sales of the securities by insiders and shareholders;
●	an inability to obtain additional funding;
●	change in strategy or industry trend;
●	announcements of new investments, acquisitions/dispositions, strategic partnership or joint venture by us or our competitors;
●	general economic, industry and market conditions other events or factors, many of which are beyond our control;
●	additions or departures of key personnel;
●	the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and
●	intellectual property, product liability or other litigation against us.

For example, if the Board decides to conduct a material acquisition or disposition such as a disposition of the plastic films business (the possibility of such a disposition was reviewed and discussed in the process of negotiating the Transactions), this could result in the distraction of our management and disruption of ongoing business, any of which could adversely affect our business and financial results, and the trading price of the ordinary shares. In addition, in the past, shareholders of public companies have initiated class action lawsuits against those companies following periods of volatility in the market prices of these companies’ shares. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Substantial future sales or perceived sales of the ordinary shares in the public market could cause the price of the ordinary shares to decline.

Substantial future sales or perceived sales of the ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ordinary shares to decline. As of the date of this transition report, our issued and outstanding securities consist of: (1) 29,201,849 Class A ordinary shares; (2) 54,583,957 Class B ordinary shares; and (3) warrants to subscribe for 17,964,879 Class A ordinary shares. Assuming all of the warrants to subscribe for our Class A ordinary shares have been exercised, our issued and outstanding securities consist of: (1) 47,166,728 Class A ordinary shares; and (2) 54,583,957 Class B ordinary shares.

We are in the process of discussing with certain potential investors regarding a potential private investment in public equity (“PIPE”) investment, the terms of which are still subject to ongoing negotiation. The total number of shares to be issued by us in such PIPE financing is not expected to exceed 15% of our total outstanding shares, including ordinary shares subject to outstanding warrants (on a fully diluted and as converted basis and taking into account such PIPE financing). If such PIPE financing is consummated, our shareholders will experience dilution as a result, and the trading price of the ordinary shares may decline.

The dual-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares may view as beneficial.

Our authorized and issued ordinary shares are divided into the Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of our shareholders, holders of the Class A ordinary shares and Class B ordinary shares vote together as one class, and holders of the Class A ordinary shares are entitled to one vote per share while holders of the Class B ordinary shares are entitled to 15 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while the Class A ordinary shares are not convertible into the Class B ordinary shares under any circumstances. The third amended and restated memorandum of association and second amended and restated articles of association requires any Class B ordinary shares to be automatically converted into Class A ordinary shares upon, among others, a direct or indirect sale, transfer, assignment or disposition of such Class A ordinary shares or a direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise, to any person or entity an affiliate of the holder of such Class B ordinary shares.

As of the date of this transition report, Jia Jia BaiJiaYun Ltd beneficially owns 28,055,888 Class B ordinary shares which account for an aggregate of 49.63% of the voting power represented by all our issued and outstanding ordinary shares, Duo Duo International Limited beneficially owns 17,886,414 Class B ordinary shares, which account for an aggregate of 31.64% of the voting power represented by all our issued and outstanding ordinary shares, and Nuan Nuan Ltd beneficially owns 8,641,655 Class B ordinary shares, which account for an aggregate of 15.29% of the voting power represented by all our issued and outstanding ordinary shares. Nuan Nuan Ltd and Mr. Gangjiang Li are parties to an acting in concert agreement, pursuant to which Nuan Nuan Ltd agreed to exercise its voting power as our shareholder at the direction of Mr. Gangjiang Li. As a result, Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd, as holders of the Class B ordinary shares, will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions.

Each of Jia Jia BaiJiaYun Ltd, Duo Duo International Limited, Nuan Nuan Ltd, Mr. Gangjiang Li and their respective ultimate beneficial owners Mr. Gangjiang Li, Ms. Xin Zhang and Mr. Yi Ma may have interests that differ from the interests of other shareholders, and may vote the Class B ordinary shares directly or indirectly held by him/her/it in ways with which other shareholders may disagree or which may be adverse to such other shareholders’ interests. The concentrated control over our company will likely exist regardless of whether and to what extent we distribute to our shareholders any ordinary shares, and will have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company, and could have a negative effect on the market price of the ordinary shares.

The outstanding warrants to subscribe for our Class A ordinary shares held by certain investors of BJY may not ultimately be exercised. In the event of non-exercise of such warrants, our shareholding structure may be affected and there may be a negative impact on our financial condition.

As of the date of this transition report, there are outstanding warrants held by some of BJY’s investors to subscribe for Class A ordinary shares, which represent approximately 17.66% of our issued and outstanding ordinary shares in the aggregate, and are exercisable by their respective holders subject to certain conditions including the completion of overseas direct investment filings under the PRC laws, which is a prerequisite procedure for Chinese entities to make investment overseas. These warrants were assumed by us as a result of the Merger and the Transactions, pursuant which certain warrants issued to BJY investors in connection with the automatic conversion of the preferred shares issued by BJY to its investors before the merger were converted into warrants to subscribe for certain number of our Class A ordinary shares based on the conversion ratio as defined in the Merger Agreement.

We cannot guarantee that the overseas direct investment filings for all such investors who hold warrants to subscribe for Class A ordinary shares can be finally completed or all such investors will ultimately exercise their rights to subscribe for Class A ordinary shares.

In the event that any of such investors fails to complete its overseas direct investment filings or otherwise decides to not exercise its warrants to subscribe for Class A ordinary shares for any reason, such investor might request us to redeem (despite there being no contractual obligation us to redeem) the interests in the VIE held by such investor or its affiliate(s). In such event, the shareholding structure of the VIE and us may be affected. In addition, we may be requested to return the investment amount originally provided by such investor together with certain level of return expected by such investor or otherwise facilitate an exit by such investor (despite there being no contractual obligation for us to do so), which may negatively impact our financial condition.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

As of the date of this transition report, Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd, as a group, have 96.56% of the voting power represented by all the issued and outstanding ordinary shares. As a result, we are a “controlled company” as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5615, because Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd, as a group, own more than 50% of our total voting power. For so long as we remain a controlled company, we may, and do rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the Shares.

Generally, we will be a “passive foreign investment company” (a “PFIC”), if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. The determination of whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of our assets, including goodwill and intangible assets, and the composition of our income). In addition, pursuant to the “change of business exception,” a corporation that would otherwise be a PFIC for a taxable year is not treated as a PFIC for such year if (1) neither the corporation nor any of its predecessors was a PFIC for any prior taxable year, (2) either substantially all of the passive income for the taxable year is attributable to proceeds from the disposition of an active trade or business or substantially all of the passive assets on each measuring date are attributable to proceeds from such a disposition and (3) the corporation reasonably does not expect to be a PFIC and is not a PFIC for either of the first two taxable years following the relevant taxable year.

We have not performed a definitive analysis as to our PFIC status for its 2022 taxable year, including whether it would qualify for the “change of business exception”, and we provide no assurance that we will make a determination as to our PFIC status for the current taxable year or any future taxable year. Further, since there is little administrative or judicial authority on which to rely to make a determination of PFIC status (including the availability of the “change of business exception”), the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to accurately predict future income and assets relative to this determination, there can be no assurance with respect to our PFIC status for our current taxable year or any future taxable year. If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a United States Holder holds the ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ordinary shares. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by the third amended and restated memorandum and second amended and restated articles of association, the Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by its shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the third amended and restated memorandum of association and second amended and restated articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our corporate structure, together with applicable law, may impede our shareholders from asserting claims against us.

Almost all of our operations and records, and all of our senior management are located in China. Shareholders of companies such as us have limited ability to assert and collect on claims in litigation against our PRC subsidiaries. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent PRC government’s approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records are in China, PRC secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon PRC citizens in China.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company with limited liability listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules for corporate governance listing standards. However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Stock Market Rules and we are permitted to follow home country practice in respect of certain corporate governance matters. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the Nasdaq Capital Market. For example, we do not (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have an audit committee be composed of at least three members. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

We are a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will not pay dividends for the foreseeable future, investors must rely on price appreciation of the ordinary shares for return on their investment.

We have not paid any dividends on the ordinary shares for the last five years. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends.

The Board has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business. Even if the Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, financial condition, contractual restrictions and other factors deemed relevant by the Board. Accordingly, the return on the investment in the ordinary shares will depend on any future price appreciation of the ordinary shares. There is no guarantee that the ordinary shares will appreciate in value or even maintain the price at which investors purchased the ordinary shares. Investors may not realize a return on the investment in the ordinary shares and investors may even lose their entire investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ordinary shares and its trading volume could decline.

The trading market for the ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us, our business, market or our competitors. To our knowledge, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our business, the trading price for the ordinary shares would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts downgrade the ordinary shares, the trading price of the ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, interest in the ordinary shares could decrease, which could cause the price or trading volume of the ordinary shares to decline.

If we fail to implement or maintain an effective system of internal controls in the future, we may be unable to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the market price of the ordinary shares.

In the course of auditing the consolidated financial statements of BJY as of and for the fiscal year ended June 30, 2022, BJY and its independent registered public accounting firm identified one material weakness in BJY’s internal control over financial reporting, in accordance with the standards established by the PCAOB. The material weakness that has been identified relates to the lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that may require prospective or retroactive changes in our financial statements or identify other areas for further attention or improvement. An independent assessment of the effectiveness of our internal controls by an independent registered accounting firm could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to restatements of our financial statements and require us to incur the expense of remediation. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of the ordinary shares.

Item 4. Information on the Company

A. History and Development of the Company

Information about Fuwei

We were incorporated as a Cayman Islands exempted company with limited liability in August 2004 under the name “Neo-Luck Plastic Holdings Co., Ltd.” and changed our name to “Fuwei Films (Holdings) Co., Ltd.” in April 2005. Prior to the Merger, we develop, manufacture, and distribute high-quality plastic film using the biaxially-oriented stretch technique, otherwise known as BOPET film (biaxially-oriented polyethylene terephthalate). The film is lightweight, non-toxic, odorless, transparent, glossy, temperature, and moisture-resistant, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating, and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer-based packaging (such as food, pharmaceutical, cosmetics, tobacco, and alcohol industries), imaging (such as printing plates and microfilms), electronics and electrical industries (such as PCB products, capacitors, and motor insulation), as well as in magnetic products (such as audio and videotapes). We market our products under our brand name of “Fuwei Films.” Our main products are as below:

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

We operate two production lines as of December 31, 2021. The first line is a Brückner 6.3 m (in width) production line with an annual design capacity of 13,000 metric tons of BOPET film. The second line is a DMT production line which is three-layer co-extruded with 6.7 m (in width) and has an annual design capacity of 16,100 metric tons of BOPET film. The third production line had not been started up ever since April 2015. On December 20, 2020, we sold our third production line through open bidding. The successful bidder was Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”). On January 16, 2021, we entered into Purchase Agreements with Huizhou Yidu Yuzheng. As of December 31, 2021, the third production line and the trial production line, which was made by Mitsubishi for R & D were dismantled and moved.

Our top five customers in the year ended December 31, 2021, were Hunan Wujo Hi-Tech Materials Co., Ltd., Zhuhai Ruiming Technology Co., Ltd., Eternal Photo Electronic Materials (Guangzhou) Co., Ltd., Kolon Electronic Materials (Huizhou) Co., Ltd., and Eternal Electronic (Suzhou) Co., Ltd. We sell most of our BOPET film products to customers in the coastal region of China. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as the electronics industry. In 2021, our sales to our overseas customers constituted approximately 9.9% of our total revenue.

Information about BJY

Beijing Baijia Shilian Technology Co., Ltd., a PRC limited liability company, was incorporated in May 2017. Its name was changed into BaiJiaYun Group Co., Ltd. in September 2019. BaiJiaYun Limited (“BJY”) was incorporated in April 2021 as an exempted company with limited liability in the Cayman Islands. BaiJia Cloud Limited (“BJY HK”), a Hong Kong corporation with limited liability, was incorporated in May 2021. BJY HK is a wholly owned subsidiary of BJY. Beijing Baishilian Technology Co., Ltd. (“Beijing WFOE”), a PRC limited liability company, was incorporated in September 2021. Beijing WFOE is a wholly owned subsidiary of BJY HK.

Structure and Effects of the Merger

On July 18, 2022, Fuwei and BJY entered into the Merger Agreement, pursuant to which a wholly-owned subsidiary of Fuwei (“Merger Sub”) will be merged with and into BJY, with BJY being the surviving entity. Shareholders of BJY will exchange all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei in a transaction exempt from the registration requirements under the Securities Act of 1933. Upon consummation of the Merger, BJY will become a wholly-owned subsidiary of Fuwei (the “Surviving Entity”). At the Effective Time, BJY will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as its memorandum and articles of association; provided, that at the Effective Time, all references to the name of Merger Sub will be amended to refer to “BaiJiaYun Limited” and all references to the authorized share capital of the Surviving Entity will be amended to refer to the authorized share capital of the Surviving Entity as approved in the plan of merger.

The Transaction and certain additional Transaction-related proposals were approved by Fuwei’s shareholders at an extraordinary general meeting held on September 24, 2022. Among such proposals, our company’s name was changed from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司”. We continue to be listed on Nasdaq and our ticker was changed from “FFHL” to “RTC”. Immediately following the closing of the Merger and the Transactions, securities issued and outstanding of our company was: (1) 29,201,849 Class A ordinary shares, (2) 54,583,957 Class B ordinary shares, and (3) warrants to subscribe for 17,964,879 Class A ordinary shares.

Additional Information

Our principal executive offices are located at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China. Our telephone number at this address is +86-025-8222-1596. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, Cayman, KY1-1111, Cayman Islands. Our website can be found at investor.baijiayun.com. The information contained on our website is not a part of this transition report on Form 20-F. Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, NY, NY 10011.

The SEC maintains a website, www.sec.gov, that contains reports, proxy and information statements, and other information regarding registrants, including us, that file electronically with the SEC.

B. Business Overview

Our BOPET Film Business

Prior to the Merger, we have been principally engaged in the manufacture and distribution of BOPET film. BOPET is a high-quality plastic film manufactured using the biaxially-oriented stretch (transverse and machine direction) technique. Our advanced production process improves the physical properties of the plastic film, such as its tensile strength, resistance to impact, resistance to tearing, and malleability. The high dimensional stability of the film over a wide range of humidity and temperature fulfills the basic requirements for flexible packaging. The film is lightweight, non-toxic, odorless, transparent, glossy, moisture-resistant, and retains high barrier resistance, making it suitable for flexible packaging, printing, laminating, aluminum-plating, and other forms processes. In addition, it retains high dielectric strength even at high temperatures, which are essential qualities for electrical and electronic uses. The three-layer co-extruded structure enables us to develop high-quality BOPET products. BOPET film has been widely used in flexible packaging (such as food, pharmaceutical, cosmetics, cigarettes, alcohol), imaging (such as printing plates and microfilms), and electronics and electrical (such as PCB products, capacitors, and motor insulation). Due to its unique qualities, it has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films.” Our operations are based primarily in Shandong Province, PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses and the PRC’s electronics industry, particularly in the coastal region. We also export our products to end-users and distributors mainly in Europe, Asia, and North America.

For details of our BOPET film business, see “Item 4. Information on the Company” in the annual report on Form 20-F for the year of December 31, 2021 of Fuwei, which was filed with the SEC on April 28, 2022 and incorporated herein by reference.

Our Video-centric Technology Solution Business

We operate our video-centric technology solution business through BJY, which is a leading video-centric technology solutions provider in China with core expertise in Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions. BJY is committed to delivering reliable, high-quality video experiences across devices and localities. Leveraging the strength of its industry-leading video-centric technologies, BJY offers a wealth of video-centric technology solutions including SaaS/PaaS solutions, cloud and software related solutions and enterprise AI and system solutions catered to the evolving communication and collaboration needs of enterprises of all sizes and across industries, which makes it a one-stop video technology solutions provider.

BJY helps customers quickly deploy dedicated live streaming systems and video-on-demand (“VoD”) systems to meet the customer’s communication and collaboration needs across departments and functions and throughout the business process and accelerate the digital transformation of the customer’s business.

Based on its live streaming service infrastructure, BJY can provide customers with different functional modules, which can get through the internal systems of the enterprise to achieve data linkage, in various live streaming scenarios such as enterprise training, dual-teacher classroom, small class courses, medical live streaming, etc. Moreover, BJY can also achieve customization for customers according to their needs and provide them with high-quality live streaming full-process operation and on-site execution services.

Since its establishment in 2017, BJY has been expanding its service scope from audio and video SaaS services focused on the education sector, to a wide range of industries. Adhering to its mission of “becoming the customers’ first choice for one-stop video technology services provider”, on the basis of providing standardized audio and video SaaS services, BJY also extended its capability down to the underlying technologies and in 2020, BJY launched its real-time audio and video communication PaaS services which provide one-stop video technology services such as private cloud deployment and in-depth customized development for government customers and large enterprises. BJY has completed the transformation from a product provider to a technology provider, and BJY has achieved the ability to deliver both standardized and customized services based on an integrated infrastructure.

“PaaS standardization + SaaS scenario-oriented” business layout has driven the explosive business growth of BJY. As of June 30, 2022, BJY had a total of 1,582 customers, representing an increase of 89.0% over 12 months compared with the number of customers as of June 30, 2021. Such customer growth enabled BJY to achieve a total revenue of approximately US$31.3 million in the 2022 fiscal year.

During the 2021 fiscal year, the total number of user visits of BJY’s live streaming large-class courses was 57,702,088, the total duration of such live streaming courses exceeded 3.8 million hours, and the cumulative viewing time of such live streaming courses was 56,818,401 hours. In the subsequent year, BJY’s live streaming business continued to grow rapidly. During the 2022 fiscal year, the total number of user visits of BJY’s live streaming large-class courses reached 70,136,499, the total duration of such live streaming courses exceeded 4.3 million hours, and the cumulative viewing time of such live streaming courses was 70,646,749 hours. Since its establishment, BJY’s cumulative VoD duration has reached 342,443,402 hours. During the 2021 fiscal year, the number of total VoD user visits was 548,491,980, and the total VoD duration was 76,172,850 hours. During the 2022 fiscal year, the total number of VoD user visits increased to 633,506,876, and the total VoD duration increased to 109,623,453 hours, representing a year-on-year increase of 43.9% or an increase of 249.5% over two years compared to the 2020 fiscal year. BJY’s services cover a wide range of industries such as the internet, education, automotive, finance, health care, e-commerce, etc. As of June 30, 2022, BJY established branches, research and development centers and offices in more than a dozen cities in China, with more than 383 employees, including complete product design, testing, and R&D teams that support the rapid update iterations of BJY’s products.

BJY’s business scale continued to grow in recent years. BJY had revenues of US$23.4 million, US$41.4 million and US$68.6 million for the 2020, 2021 and 2022 fiscal years, respectively. BJY had net income of US$3.7 million and US$3.6 million for the 2020 and 2021 fiscal years, respectively, and net loss of US$12.6 million for the 2022 fiscal year.

BJY has built a high entry barrier for competitors. The advantage of BJY is its deep understanding of the digital transformation in various industries and sectors, which enables it to provide live streaming technology service to enterprises of all sizes and across industries, solve their pain points in video technology applications and help them reduce costs and improve efficiency. BJY provides SaaS applications through PaaS, which can effectively accelerate the development speed of SaaS applications. On the other hand, BJY’s matured SaaS business can enhance its PaaS business’s understanding of vertically related industries. In the longer term, this mutual support structure enables BJY to gradually transform customized requirements into standardized products, driving the rapid upgrade of audio and video services across industries.

Industry Overview

Over the past few years, China has continuously promoted the construction of network infrastructure, along with the development of 5G, artificial intelligence (“AI”) and Internet of things. BJY believes the underlying audio and video infrastructure are crucial to support the upper-tier application scenarios. Also, with the spread of the mobile internet and the widespread use of intelligent terminal devices, BJY believes real-time audio and video has become a mainstream method of online interaction. Additionally, the COVID-19 pandemic has increased the need for online interaction in various scenarios, and as result, we have seen solid demand for audio and video technologies in areas such as video conferencing, remote consultation and online learning.

With the improvement of 5G network coverage, we have observed a constant expansion across many industries of the scenarios in which audio and video technologies can be innovatively applied. These usage scenarios in turn often demand enhanced audio and video technologies to deliver the desired results. As a result, we expect many development and growth opportunities in audio and video related sectors.

According to IDC, for the second half of 2021, the overall size of China’s video cloud market reached US$5.04 billion, representing a year-on-year increase of 32.7%, and within such market, the size of the video cloud infrastructure sector and the video cloud solutions sector reached US$4.10 billion and US$950 million, respectively, representing a growth rate of 32.1% and 35.4%, respectively, compared to the second half of 2020 (after adjustment).

Looking towards to the future, according to IDC, the video cloud market in China is expected to continue to grow at a high speed by 2025, with the market size reaching US$31.76 billion and a CAGR of 35.5% from 2020 to 2025. According to IDC, with the continuous penetration of video cloud solution applications in China, the market share of solutions is expected to grow from 18.02% in 2020 to 21.6% of the total market, reaching US$6.9 billion by 2025.

According to iResearch, the video cloud market has developed rapidly in the past few years for the following reasons:

●	The progress of core technology is an important driver for the development of video cloud industry. The implementation of 5G network infrastructure and the progress of network adaptation technology have effectively improved the quality of network transmission; the upgraded video encoding and decoding standards can support the encoding and decoding of higher-resolution videos under limited bandwidth. In addition, the services provided by the underlying IaaS vendors are gradually standardized and maturing. AI technology continues to accelerate innovation and is gradually integrated with real-time audio and video services to provide users with a smoother and higher-definition viewing experience.
●	The demand for interactivity drives the progress of the real-time video cloud industry. The new generation of users who grew up on the Internet age, prefer to solve problems online. The COVID-19 pandemic accelerated users’ adaption of the habit of going online, and users have a deeper understanding of video cloud services at this stage. On the one hand, video calls, webcast shopping and online education, etc. have become the “rigid demands” in people’s lives. On the other hand, the demand for telecommuting and video conferencing continues to grow. Cloud exhibitions, online press conferences and video conferences have become the priority choices for enterprises to reduce cost and increase efficiency during the COVID-19 pandemic.
●	The Chinese government’s efforts to promote the digital economy have benefited both cloud services and video services. “The 14th Five-Year Plan for the Development of the Digital Economy” puts forward an important development goal for the added value of the core industries of the digital economy to account for 10% of GDP by 2025. The plan affirmed the role of the internet platform in accelerating the integration of digital technology in various industries. In terms of industrial digitalization, online learning, remote conferencing, online shopping and live streaming are all important application scenarios.

BJY believes that in recent years, the infrastructure attribute of video has become more obvious, and the application of video cloud has been continuously developed and integrated with business scenarios closely. According to iResearch, the upstream players in the video cloud service value chain consist of hardware infrastructure manufacturers, IaaS manufacturers, telecom operators and third-party technology providers, mainly providing hardware facilities, network services, computing storage and other resources, the midstream players in the value chain consist of PaaS and SaaS manufacturers, which mainly provide audio and video communication products and interface services, and the downstream players in the value chain consist of audio and video cloud service demanders. More specifically, PaaS service providers provide platform services to downstream enterprises by integrating network, communication and other resources in the form of SDK/API. They emphasize universality and mainly serve enterprises with development capabilities. SaaS service providers integrate the platform functions of PaaS, emphasize scenario-oriented application capabilities and provide universal solutions in the form of software application services.

At present, the video cloud industry has various application scenarios for different demands. Focusing on the provision and optimization of video cloud service technology, BJY believes it is one of a few players in the industry that can provide both SaaS and PaaS services. Not only can BJY serve the whole industry and play the role of an industry enabler, it also has a deep understanding of customer demands and the characteristics of industries and scenarios which enables it to create value for customers. In addition, BJY divides video cloud services into the following subsectors, BJY sees significant market potential in each of these subsectors and believes that BJY’s products are leading in their respective subsectors.

●	Live streaming and VoD. According to iResearch, the SaaS market experienced significant growth in 2020 driven by the COVID-19 pandemic. In 2020, the size of the SaaS market reached US$7.94 billion, representing a year-on-year increase of 48.7%. IResearch expects the market to maintain a CAGR of 34% in the next three years.
●	Video conferencing. The cloud video conferencing market is constantly cultivated with the development of cloud services. According to iResearch, in 2021, the cloud video conferencing market in China reached US$2.66 billion, representing a year-on-year growth rate of 11.4%. According to iResearch, the COVID-19 pandemic has prompted cloud video conferencing systems to quickly penetrate into people’s lives in the short term, and iResearch estimates its market size to reach US$3.24 billion in 2023.

●	Corporate training. In the post-epidemic era, with the support of new technologies, BJY believes digital learning and hybrid training will become new drivers for a new generation of corporate training products and services. iResearch predicted that the market size of China’s enterprise training industry is expected to reach US$40.42 billion in 2023, with a growth rate of 16.4%.
●	Solutions. BJY believes there is strong demand from enterprises for integrated services of technology, product and matching solutions when seeking video cloud services. BJY has observed that, to solve the bottleneck problem of traditional technology in the face of new development trends such as communication network complexity, user experience diversification and business scenario diversification, AI technology has been applied to the field of communication network intelligence. According to IDC, the market size of the AI software and applications in China reached US$5.28 billion in 2021, with a year-on-year increase of 43.1%.

To take advantage of the expected rapid growth in China and match the unique demands of the market, BJY has formed a new strategic pattern of comprehensive development of three main sectors, including one-stop solution for video cloud, SaaS service for video cloud application and PaaS service for video cloud technology. BJY plans to continue to focus on expanding new technology paths, cultivating vertical scenarios, and developing AI, while improving customer experience through strategic layout such as software optimization plus hardware adaptation to seize greater market share.

BJY’s Solutions

BJY offers comprehensive video-centric technology solutions that are tailored for the unique demands of the Chinese market. BJY’s solutions fall into three main categorizes:

●	Video-centric SaaS/PaaS solutions, which include real-time engagement services and SMS services (as defined below);
●	Video-centric cloud related solutions, which include customized software development, software license and other cloud related service, and
●	Video-centric industry AI solutions.

BJY’s video-centric technology solutions are intended to serve individuals and enterprises of all sizes and industry, providing them with a suite of simple-to-use, highly customizable and widely compatible solutions to support their communications and collaboration demands. BJY believes its video-centric technology solutions present the following compelling value propositions to its customers.

●	Video-centric omni-channel capabilities. Laser-focused on video-centric solutions since BJY’s inception, BJY has self-developed all of its audio and visual engines and accumulated extensive expertise and know-how in designing and implementing enterprise-grade video use cases. BJY also embeds multiple communication functions such as audio and live chat into its solutions to enable more productive communications and collaboration experiences.
●	Cloud-native infrastructure. Leveraging BJY’s cloud computing capability, BJY believes it enables its customers to have expedient, on-demand access to massive resources “over the cloud,” and be relieved from capacity constraints. BJY’s cloud-native infrastructure can scale with its customers as they grow without significant hardware investment or system downtime, and enables cross-device compatibility, including PCs and mobile devices such as smartphones and tablets.
●	Easy-to-integrate functional modules. BJY offers ready-to-use, highly customizable and widely compatible video and audio functionalities in the form of SDKs and APIs, which can be integrated into the business systems and physical infrastructure of its customers. BJY also offers à la carte options that allow customers to select functions that best suit their need.
●	Customizable experiences. BJY supports highly customizable video experiences with its feature-rich functional modules. Supported by the strong research and development capabilities, BJY offers customers tailor-made project-based video-centric solutions to address their specific business or industry demands. Furthermore, BJY offers public and private cloud deployment options carefully tailored to satisfy budgeting and information security considerations of its customers.

●	Reliable performance. BJY believes its robust technology infrastructure is the backbone of its business. BJY believes it can support live streaming for up to 1,000,000 users at the same time, with a latency below 200 milliseconds under typical networking conditions. In addition, BJY provides ongoing customer support and operation maintenance services to safeguard reliable performance.

Video-centric SaaS/PaaS solutions

BJY’s video-centric SaaS/PaaS solutions include live streaming solution, VoD solution and real-time communications (“BRTC”) solution, which are readily deployable by enterprises to support their communications and collaboration demands. BJY’s SaaS/PaaS solutions are used in a wide range of scenarios and industries, including education, finance, medical services, auto industry, IT industry, etc. However, BJY does not collect, retain, store, or use any individual customers data while providing services to millions of end customers. In addition to these video-centric solutions set forth below, BJY also offers customers with a customer engagement platform with software designed to address specific use cases and a set of application programming interfaces to send and receive short messages (the “SMS services”). BJY utilizes intelligent sending features to ensure that messages can reliably reach end users wherever they are. Such customers may build use cases, such as appointment reminders, delivery notifications, order confirmations and many two-way and conversational use cases.

a.	Live streaming solution

BJY takes pride in the enterprise-grade live streaming experiences. Backed by content delivery network (“CDN”) nodes deployed across China that are either developed in-house or supplied by reputable third-party CDN service providers, BJY enables stable, smooth and high-quality live streaming experiences even in certain remote areas with weak network connections. By broadly deploying CDN nodes closer to end-users’ location in an automated process, BJY believes it can support massive volumes of concurrent live streaming requests with high-definition and low latency. Its live streaming solution can also assess video quality in real time and automatically adapt the quality of video sources to network conditions. In addition to its low-latency and high-definition features, BJY’s live streaming solution is widely compatible with multiple protocols underlying the video inputs and supports transcoding and processing services at different resolutions, bitrates and frame rates, to suit different needs and application scenarios. Moreover, BJY offers its live streaming solution in the form of SDKs and APIs, which allows for seamless integration with web browser, Android and iOS devices and customizable live streaming experiences.

BJY offers a wide range of value-added services such as recording, editing, playback and real-time beautification effects as well as various interactive functions including live chatting, document sharing, interactive whiteboarding, etc. Furthermore, BJY also embeds multi-level security mechanisms in its live streaming solution, such as anti-leeching, anti-screen capturing and custom watermarking, to shield against video piracy.

BJY offers its live streaming solution primarily on a SaaS basis for a combination of subscription and usage. In the 2021 and 2022 fiscal years, BJY had over 837 and 1,583 customers for SaaS-based live streaming solution, respectively. In addition, while BJY has developed its live streaming solution to overcome hardware compatibility issues, BJY also supplements certain of its video-centric SaaS/PaaS solutions with hardware manufactured by third parties such as video camera, server, projector, and coding and decoding machines for audio and video signal, to further ensure the quality and reliability of video transmission.

b.	VoD solution

Leveraging its reliable cloud-native infrastructure and industry-leading video capability, BJY offers intuitive cloud-based VoD solution which enables customers to conveniently launch their own online video player. As a trusted provider of VoD solution, BJY has supported approximately 1.7 billion users’ visits for 342 million hours in cumulative playtime since its inception. BJY enables convenient upload function that supports batch upload, large file upload and breakpoint resume upload. Similar to the live streaming solution, BJY’s VoD solution can transcode video files into different formats so that they can be played on different devices. For example, to accommodate mobile users, BJY’s VoD solution allows developers to integrate video features through quick and easy steps with iOS and Android-based SDKs and APIs. BJY’s VoD solution is also compatible with major social media platforms in China, such as WeChat and Weibo, which enables customers to promote their video content by sharing the content to or forward the content on these platforms. BJY also offers video embedding function for those who want to incorporate video content into a WeChat official account or an H5 webpage to reach a wider audience. The VoD solution allows customers to change the logo, skin and other layout settings of the video player to satisfy personalized configuration needs, and provides customers with multi-dimensional data to assess the effectiveness of their video content and adjust their promoting strategies with valuable insights. In order to ensure content security and originality, BJY equips its VoD solution with various tools such as anti-leech and anti-screen capturing protection.

BJY offers its VoD solution primarily on a SaaS basis for a combination of subscription and usage. In the 2021 and 2022 fiscal years, BJY had over 548 million and 633 million customers’ visits for SaaS-based VoD solution, respectively.

c.	BRTC solution

BJY also started to offer real-time communications (“RTC”) solutions internally in 2021 to support omni-channel interactions. BJY has launched six major modules focusing on real-time video, real-time audio, cloud-based recording, interactive live streaming, interactive whiteboarding and intelligent diagnostics and engineering, which serve as building blocks for developers to embed the respective functions into their systems and applications. By pooling communications resources in its cloud servers and distribute them on-demand through readily deployable functional modules in the forms of SDKs and APIs, BJY continues to help its customers improve their communication and operational efficiency. Leveraging its technology infrastructure, BJY’s BRTC solution ensures over 99.99% uptime, and supports secure, smooth and high-quality real-time communications across devices and localities.

BJY offers its BRTC solution on a PaaS basis for which BJY provides both the software and infrastructure needed to enable real-time communications. BJY generally charges its customers for PaaS-based BRTC solution based on usage.

d.	Use cases
●	Video-centric solutions for education sector. BJY offers customers in education sectors video-centric solutions with audio capabilities and enables them to deliver highly engaging and interactive learning content. For example, its solutions contain live course function that enables students to participate in class discussions and teachers to take attendance, share courseware, post online quizzes and review real-time results, etc. In addition, its video-centric enables live chatting, document sharing as well as interactive whiteboarding, which can be readily utilized to encourage in-class discussions. Backed by its proprietary video system and technology infrastructure, BJY supports a variety of course formats tailored to different scenarios and education needs, including live video courses, recorded courses, in-person courses and courseware-only courses.

BJY also enables online live courses in various settings, which BJY believes fundamentally differentiate BJY from its competitors. For example, BJY enables 1-on-1 online classes that provide exclusive and immersive learning experiences mimicking in-person tutoring, which is especially useful for scenarios such as oral language training and mock interviews. BJY uses methods including private link, QR code and invitation code to ensure authorized access to designated courses. Leveraging its reliable network infrastructure, BJY enables large-scale interactive online courses that can support thousands of participants in one session. With the self-developed video technology, students can “raise their hands” at class to interact with teachers through real-time video or audio chat, and teachers can use interactive tools such as screen sharing and whiteboarding to illustrate a topic in all dimensions. BJY believes this capability enables BJY’s customers to deliver rich learning experiences in a large scale with low latency, and further helps them to save teaching costs and improve operation efficiency. In the 2021 and 2022 fiscal years, BJY’s large-class courses served an accumulation of over 57 million and 70 million users’ visits, with 57 million and 71 million hours in cumulative live streaming time, respectively. With its robust video technology, BJY supports concurrent, multi-way video communications such as dual-teacher online courses, where tutors are assigned to a traditional one-teacher online classroom to improve the engagement and learning effectiveness of individual students, and capacity-free open courses, where students may join or leave the courses anonymously through an open link. In addition to online course function, BJY’s live streaming capability also helps customers in user acquisition and brand building activities, as potential users may access content and market activities through open links.

●	Communications and collaboration solutions for enterprise customers. BJY believes it empowers enterprise customers across industry verticals, in particular in the finance and medical service industries, to support highly efficient and effective communications and collaboration experiences.

Internal collaboration. Enterprise customers may use BJY’s technology to build internal communications portals where they can communicate and collaborate in an omni-channel manner, such as via live chatting, video and audio conferencing and document sharing, thereby streamlining their collaboration experiences.

Customer acquisition and support. Enterprise customers utilize BJY’s real-time video and audio technologies to establish contact center capabilities to answer customer inquiries, resolve customer complaints and conduct telemarketing campaigns. BJY believes that by enabling more diverse communications channels such as live chat, audio call and video call as compared to traditional on-premise contact centers relied on telecom-based phone call, customers who deploy its solutions can differentiate themselves from peers, therefore driving customer satisfaction and excelling from intense market competition.

Internal training. Enterprises can deploy BJY’s solutions to organize their internal training sessions, which allow for both self-studying recorded courses and enterprise-wide interactive live training. BJY believes video-based internal training can significantly increase participation and save costs as compared traditional face-to-face training.

Branding and marketing. Enterprises may use BJY’s solutions to build their own live streaming e-commerce platform to showcase their demos and products and effectively boost sales. BJY also enables enterprise customers to host internal training as well as promotional events such as roadshows and user conferences.

●	IT solutions for social entertainment sector. BJY believes traditional live streaming, such as those involving live dancing or singing performances of a streamer, offers limited interactive options on the audience side. With BJY’s solutions, audiences are able to interact with streamers in real time through multiple channels such as video and audio. In online game streaming scenarios, streamers can share with audiences their real-time “battlefields” while commenting their in-game motions. Streamers can also co-stream in “PK” model using BJY’s solutions, i.e., to engage in real-time “battles” for dancing, singing or other performances.

Video-centric cloud related solutions

Leveraging its enterprise-grade video capabilities, BJY has been rapidly expanding the application scenarios of its video-centric solutions across a wide range of industry verticals including educational institutions, IT, finance, media and advertising, and e-commerce. BJY’s video-centric cloud related solutions primarily include online school solution, video conferencing and enterprise training solution. BJY creates software licenses for customers of its video-centric cloud related solutions, which are created based on an existing software framework with certain customization or design to meet the needs of different customers. BJY also offers customized platform development solutions that develop customized software modules to be integrated into the customer’s system, as well as other software related services to customers, including design of online advertising videos and operation of online accounts in popular apps.

a.	Online school solution

In addition to supporting the customers’ various course offerings, BJY is dedicated to offering a one-stop, cloud-based solution that helps customers in education sectors enroll students, deliver courses, evaluate learning results and manage daily operations. To that end, BJY’s integrated online school solution incorporates well-designed tools covering all of the key activities involved in the online learning process, such as various course scenarios, live-streaming courses, VoD courses, exam and assessment, online school management. Furthermore, BJY empowers customers to provide superior user experience by integrating comprehensive and ready-to-use school management and sales and marketing capabilities into its cloud solution.

●	Course preparation. BJY helps organize its online education customers’ knowledge management system, which may be used to store courseware and other course materials and can group course materials by subject, grade or learning objective, and can be easily accessed by end-users and incorporated into tailor-made course materials. The various course administration functions allow teachers to create new courses, edit course information, upload course materials and arrange course curricula with ease.
●	Homework, exercise and academic assessment. End users of BJY’s online school solutions may access online question bank and quizzes to complete homework and academic assessment. BJY’s question bank tool supports all sorts of objective question formats with detailed explanation and answers for daily exercise and academic assessment process. Its customers can assort questions into different topics and based on their respective difficulty levels and related key takeaways to enable tailored sets of questions for students’ respective weaknesses and areas of improvement. BJY’s data-driven insights such as homework submission rate, student ranking and correct/wrong answer rate can be utilized to adjust teaching agenda in order to better address weaknesses or areas for improvement. BJY also assists teachers in various forms of academic assessments catering to their diverse needs. They can design, schedule, distribute and easily grade assessments for a range of assessment scenarios, from short quizzes to mid-term and final exams. Leveraging BJY’s data analytics capabilities, teachers can generate in-depth reports on grades and missed questions on both class-wide and individual levels, which enables valuable insights on future teaching efforts.

●	Administration. BJY’s online school solution allows students to log in through username/password combination, social media account information or OTP-based authentication code, which ensures flexibility as well as the security of personal accounts. The customers may also assign several administrator accounts to supervise the course delivery process. For example, they may access screenshots of an online classroom that are automatically saved at designed intervals during a live course or enter into an online classroom in “invisible” mode to evaluate teachers and students’ real daily performance. BJY also tracks students’ purchasing orders and remaining learning hours dynamically. The customers may arrange courses based on students’ demands as well as teachers’ availability through the easy-to-navigate interface and deduct the remaining learning hours of the students accordingly. In addition, the system also enables an overview of business operations, including total revenue, number of students, teachers and tutors as well number of courses and purchasing orders through the unified user interface, allowing efficient central management.
●	Sales and marketing. The intuitive user interface of BJY’s online school solution presents a unified display of various sales and marketing functions on the administrator’s end, including personal work record, ticket tracking and customer profile. Moreover, BJY collects and analyzes various behavioral data generated at its system such as purchasing data and class participation data with BJY’s proprietary data-driven algorithms to enable informed sales and marketing efforts. BJY also equips its solution with the capabilities to organize online promotional events to facilitate the conversion from non-paying users to paying users. For example, BJY offers a useful tool to help generate user benefits such as coupons, vouchers and group discounts in a customizable manner, so that its customers can set their own promotional strategies by employing one or more of them. The customers can track the benefits claimed but unused and follow up with students to close the sale. BJY also supports the seamless integration with all major third-party payment platforms to assist its customers in order management. In addition, BJY incorporates a credit awarding system to encourage user engagement. Under this system, users will be awarded credits for online activities such as signup, subscribing courses, completing personal information, submitting housework assignments, reviewing teachers’ performances and sharing courses with friends, and then use the credits to redeem courses. BJY believes this tool can effectively help its customers to attract new students and retain existing ones.

BJY primarily offers its online school solution on a project basis. In the 2021 and 2022 fiscal years, BJY had over 122 and 191 customers for its online school solution, respectively.

b.	Video conferencing solution

BJY believes its video conference solution enables customers to have reliable and interactive collaboration experiences through video conferencing across disparate devices and scattered worksites. BJY supports high-resolution real-time video and audio feeds from multiple locations with its latest multi-regional multi-center network infrastructure, to deliver reliable and interactive video-conferencing experience that BJY believes is akin to conventional in-person conferences. BJY also provides various supporting functions, such as conference scheduling, calendar invitation and virtual conference room administration, through an intuitive user interface. Customers can also control microphone and camera and edit conference encryption and accessibility information with ease through BJY’s video conferencing system. During a meeting, participants can interact through live chat, document sharing, screen sharing and digital whiteboarding to improve efficiency. In addition, it supports both cloud-based recording and local recording and enables participants and the host to generate a cloud-based playback link after each meeting session. Moreover, the video conferencing system is compatible with major operating systems and hardware and devices, including less sophisticated legacy on-premise video systems, which helps customers minimize deployment cycle and save costs. Meanwhile, benefiting from such combability, end users can join the meetings through diverse terminals including PCs, TVs and mobiles devices including smartphones and tablets with just one click. BJY also supports various customized options including private cloud deployment, where the data and information generated from intra-organizational communications are isolated and encrypted to ensure heightened security and privacy.

BJY primarily offers its video conferencing solution in the form of software on a project basis.

c.	Enterprise training solution

BJY offers a comprehensive solution targeting at large-scale, tasked-based enterprise training, to help customers share knowledge, teach skills and convey important information. BJY believes that apart from the low-latency, highly engaging training experiences backed by its industry-leading video capabilities and technology infrastructure, BJY enterprises training solution differentiates itself from competitors through its comprehensive supporting functions. The enterprise training system allows customers to create their own video training templates, upload training materials and compile online quizzes to evaluate their employees’ mastery of designated skillsets and the effectiveness of training sessions. Customer may even introduce a ranking and awarding system supported to improve training results. Moreover, the customers can also establish an internal community for employees to discuss knowledge points and share their learning and working experiences to further enhance engagement.

BJY primarily offers its enterprise training solution in the form of software on a project basis.

Video-centric industry AI solutions

BJY believes it combines cutting-edge AI technology with real-world scenarios to empower innovative use cases and application scenarios in multiple industry verticals.

BJY’s intelligent industry solutions are predicated on image analysis and recognition technology that it developed in-house using deep learning algorithms, and BJY believes its solutions are able to achieve high-precision detection and identification. The head count function, which accurately identifies entry and exit status and walking trajectory, can be deployed by schools, exhibitions and other public places for crowd statistics analysis. The skeleton point recognition function analyzes postures of the human body and is suitable for sports training, dance classes and monitoring of abnormal behaviors during exams. In addition, gesture recognition function intelligently captures and recognizes gestures in pictures and videos, and outputs the recognition results for interactive live streaming scenarios such as sign language and early childhood education. Furthermore, the indicator light identification function helps factories use machines to identify indicator lights of different colors, therefore detecting technical issues in real time and reducing manual workload and cost.

BJY’s customizable intelligent industry solutions have significant potential for application in industries such as education, retail, public affairs and industrial manufacturing.

BJY’s Technologies

Technologies underpin BJY’s high-quality solutions and operational efficiency.

●	RTC video technology. BJY believes its industry-leading RTC video capabilities are at the core of its business. BJY uses its proprietary technologies to capture and synchronize video and audio streams, and pre-process such raw streams to reduce noise, eliminate echo and enhance volume and/or resolution, and allows end users to add beautification, virtual background and other special effects to video and audio streams in real time to improve streaming quality. BJY then utilizes industry-leading encoding and decoding technologies to compress and decompress the streams before and after transmission. Specifically, BJY deploys C++ for video decoding, which greatly reduces latency on the streaming side to one to three seconds, far exceeding the performances of industry peers. The live streaming solution is compatible with multiple protocols underlying the video inputs and supports transcoding and processing services at different resolutions, bitrates and frame rates, to suit different needs and application scenarios. BJY can also assess video quality in real time and automatically adapt the quality of video sources to network conditions.

●	Technology infrastructure. BJY believes its cloud-based network architecture allows for high combability, availability and scalability of its video-centric solutions. It can support live large-class courses with a latency below 200 milliseconds for upon to 1,000,000 users simultaneously. Backed by CDN nodes deployed across China that are either developed in-house or supplied by reputable third-party CDN service providers, BJY enables stable, smooth and high-quality live streaming experiences even in certain remote areas with weak network connections. BJY also selects the optimal CDN nodes closer to where end-users are located in an automated process to achieve consistently high performance. In addition, BJY deploys edge nodes coupled with Border Gateway Protocol (BGP) network nodes to safeguard the “last-mile” transmission and reduce costs. Moreover, BJY’s network infrastructure is based upon both the Transmission Control Protocol (TCP) and the User Datagram Protocol (UDP), which prioritizes lower latency as compared to TCP, to adapt to different use cases.
●	Artificial intelligence. BJY utilizes AI technologies in the video processing and transmission, among other processes. For example, BJY detects human faces in video streams and applies selected beautification effects in a dynamic manner.
●	Big data analytics. BJY applies big data analytics broadly in its operations to provide insights and guidance for the decision-making process of its customers. For example, BJY leverages technologies such as computer graphics, image processing, computer vision and computer-aided design to convert data into graphics or images for display and allow interactive processing in such data display to help customers understand and analyze the data in an effective way.

Data Privacy and Protection

BJY has access to certain data and information of enterprises which use its video-centric solutions. BJY may also have access to certain personal data and information of its customers’ end-users. Specifically, for BJY’s solutions deployed on public cloud, data and information are safely encrypted and stored in cloud servers, where customers can access as needed only with appropriate authorization. BJY does not have access to data and information of customers which use its solutions deployed on private cloud.

BJY is committed to protecting its customers’ data and privacy and has designed protocols on data collection, transmission, storage and usage to ensure compliance with applicable laws and regulations. In addition, BJY’s agreements with customers generally include a confidentiality clause under which BJY is obligated not to disclose or otherwise misappropriate the data and information of its customers or their end-users.

BJY takes safety precautions to maintain its technology infrastructure and protect its data and information, and is dedicated to upgrading its security programs to better meet growing customer needs, updated regulatory requirements, and the evolving security threat landscape. BJY has implemented detailed policies regarding system operation and maintenance, information security and management, and data backup and disaster recovery. BJY’s technological infrastructure applies safeguards such as web application firewalls to further ensure data security. As a general principle, data and information in relation to BJY’s business operations can only be accessed by its employees with designated authorization level. BJY enters into confidentiality agreements with its employees who have access to BJY’s data and information. The confidentiality agreements provide that, among others, these employees are legally obligated not to disclose or otherwise misappropriate confidential data and information in possession as a result of their employment. Such employees are also legally obligated to surrender all confidential data and information in possession upon resigning and to maintain their confidentiality obligations afterwards. They bear compensation liability if they breach their confidentiality obligations or otherwise commit misconduct resulting in leakage of BJY’s confidential data and information. Furthermore, BJY’s agreements with business partners generally include a confidentiality clause under which they are legally obligated not to disclose or misappropriate confidential data and information in possession as a result of their relationship with BJY.

As of the date of this transition report, BJY has not received any claim from any third party against it on the ground of infringement of such party’s right to data protection as prescribed by applicable laws and regulations in China and other jurisdictions, and BJY has not experienced any material data loss or breach incidents.

Sales and Marketing

BJY promotes its brand and markets its video-centric solutions primarily through its experienced sales and marketing team, which consisted of 96 and 107 personnel in the 2021 and 2022 fiscal years, respectively. The sales and marketing team is responsible for selling to prospective customers, renewing existing subscriptions, and identifying cross-selling opportunities.

To market its products and solutions, BJY has not only established an online presence but also has actively participated in offline industry events and other events to improve its brand image and influence in the industry.

Customers and Customer Support

BJY’s Customers

BJY believes that with its robust technology infrastructure and comprehensive solution offerings, it has accumulated a loyal and diversified customer base. As of June 30, 2021 and 2022, BJY served a total of approximately 2,404 and 2,830 customers, respectively. BJY’s customers operate in a broad range of industries, including but not limited to education, finance, medical services and IT.

BJY’s Customer Support

BJY endeavors to improve customer experience and drive customer satisfaction at each juncture, from on-board training to post-sale support. BJY offers service level agreements on most of its solutions, which represent BJY’s service level commitments to customers and motivate itself to meet or exceed customers’ expectations. The customer support team is staffed with experienced agents and engineers trained in technology diagnostics and engineering to offer around-the-clock customer services via phone, live chat and built-in help desk. The customer support team also monitors service quality regularly to identify issues and offer assistance. In addition, BJY offers various self-service options on its website, including helper libraries, user guides and a wide range of code samples. As the customers grow, BJY may assign them to a dedicated support team to attend to their specific needs and ensure their continued satisfaction.

Competition

BJY offers a broad range of video-centric solutions and, as a result, BJY may compete with a wide range of video-centric solution providers in China and globally. BJY believes that BJY competes favorably on the basis of robust video technology, application of advanced technologies in industry solutions, effectiveness of customer services and sales and marketing efforts, and track record and brand recognition.

The industry in which BJY operates include a number of enterprises that may or may not directly compete with BJY. BJY considers that its competitors fall into three different business lines: (1) companies that provide real time engagement services via companies’ cloud computing platform, (2) companies that offer customized software that are installed on customer’s own cloud computing platform, and (3) companies that provide systematic solutions to customers by integrating customized software into hardware. Some of these enterprises, including BJY’s competitors, have greater financial, technological and other resources, greater brand recognitions, larger sales and marketing budgets and larger intellectual property portfolios. As a result, certain of the competitors may be able to respond more quickly and effectively than BJY can to new or evolving opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than BJY’s solutions or in geographies where BJY does not operate. BJY expects competition to intensify in the future, with the introduction of new technologies and market entrants. Moreover, as BJY expands the scope of its solutions and services, BJY may face additional competition.

Research and Development

Since BJY’s inception, BJY believes it has internally developed substantially all core technologies underlying its video-centric solutions based on open-source software components. BJY is committed to constantly improving its technological capabilities and attracting and cultivating technology talents to stay ahead of the rapidly involving industry trends and market demands. In the 2021 and 2022 fiscal years, BJY had a stable and dedicated research and development team of 243 and 174 members, respectively, whose expertise spans a broad range of related fields, from video RTC, cloud computing, CDN infrastructure, artificial intelligence and big data analytics, to operational and infrastructure maintenance. As of June 30, 2022, BJY’s research and development personnel had an average of 6.8 years of relevant industry experience and had been with BJY for an average of 2.3 years.

Intellectual Property

BJY depends upon a combination of trade secret, misappropriation, copyright, trademark, computer fraud and other laws; registration of patents, copyrights and trademarks; nondisclosure, noncompetition and other contractual provisions with employees; and technical measures to protect its proprietary rights in the software, trademarks and other intellectual property.

As of June 30, 2022, BJY was the registered holder of 94 software copyrights, 20 patents, 41 domain names and 31 trademarks in China. In addition, BJY had filed 31 patent applications in China as of the same date.

Legal Proceedings

From time to time, BJY may become a party to legal or administrative proceedings arising in the ordinary course of its business. BJY is currently not a party to, and is not aware of any threat of, any legal or administrative proceedings that, in the opinion of BJY’s management, is likely to have a material adverse effect on its business, financial condition, or results of operations.

Government Regulations

Set forth below is a summary of the most significant rules and regulations that affect our business activities in China, or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (the “Encouraged Industries Catalog”) and the Special Administrative Measures for Foreign Investment Access (Negative List) (Edition 2021) (the “Negative List”), which were promulgated and are amended from time to time by the Ministry of Commerce (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”), and together with the PRC Foreign Investment Law (the “FIL”), and their respective implementation rules and ancillary regulations.

The Encouraged Industries Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories in terms of the level of participation permitted to foreign investment: “encouraged,” “restricted” and “prohibited”. Industries not listed in the Encouraged Industries Catalog are generally deemed as falling into a fourth category of “permitted” industries unless specifically restricted by other PRC laws. The Negative List sets forth the industries in which foreign investments are restricted or prohibited. The current effective Encouraged Industries Catalog is the 2020 version which became effective on January 27, 2021, and the 2022 version of the Encouraged Industries Catalog was released for public comments on May 10, 2022. The current effective Negative List is the 2021 version which came into force on January 1, 2022.

On March 15, 2019, the National People’s Congress (the “NPC”) promulgated the FIL, which became effective on January 1, 2020, and replaced the main body of laws and regulations then governing foreign investment in China. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, interests in property or other similar rights and interests of enterprises within China, (3) foreign investors investing in new projects in China solely or jointly with other investors, and (4) investment by other means as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The FIL provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals. In particular, the Chinese government heavily regulates the internet industry, including relevant market access restrictions and limitations on foreign investment, license and permit requirements for service provides in the internet industry. Since some of the laws, regulations, and legal requirements with respect to the internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties.

On December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level of openness.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation (the “SAMR”) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit information relating to the investment to the competent commerce department.

Regulations Related to Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC (the “Telecom Regulations”), which was promulgated by the State Council on September 25, 2000, and most recently amended on February 6, 2016, provides the regulatory framework for telecommunications service providers in China. The Telecom Regulations classifies telecommunications services into basic telecommunications services and value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license prior to commencing operations from the MIIT or its provincial level counterparts. According to the Catalog of Telecommunications Services, attached to the Telecom Regulations and most recently amended by the MIIT on June 6, 2019, information services provided via public communication network or the internet are value-added telecommunications services.

On March 5, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits (the “Telecom License Measures”), which was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses in China, one for basic telecommunication services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services (the “VAT License”) as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business in accordance with the specifications recorded in its telecommunication license.

The Provisions on the Administration of Foreign Invested Telecommunications Enterprises, (the “FITE Regulations”) promulgated by the State Council on December 11, 2001, and most recently amended on March 29, 2022, effective on May 1, 2022, requires that in general, the foreign party to a foreign-invested telecommunications enterprise (“FITE”) engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above.

On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues Concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau (the “MIIT Announcement”), which provides that investors from Hong Kong and Macau may hold no more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

On July 13, 2016, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MIIT Notice”), which reiterates certain provisions of the FITE Regulations. In addition to the provisions stated in FITE Regulations, the MIIT Notice further provides that a domestic company that holds a value-added telecommunication license is prohibited from leasing, transferring, or selling the value-added telecommunication license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. The MIIT Notice also requires each value-added telecommunication license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license, and specifically, with regard to the domain names and trademarks, the MIIT Notice required that trademarks and domain names that are used in the provision of internet content services must be owned by the ICP License holder or its shareholders.

Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider BJY’s corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. In order to comply with PRC regulatory requirements, BJY operates a significant portion of its business through its VIE, with which BJY has contractual relationships but in which BJY does not have an actual ownership interest. If BJY’s current ownership structure is found to be in violation of current or future PRC laws, rules, or regulations regarding the legality of foreign investment in the PRC internet sector, BJY could be subject to severe penalties.

Regulations Related to Internet Information Services

The Administrative Measures on Internet Information Services (the “Internet Content Measures”), which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures classify internet information services into commercial internet information services and non-commercial internet information services, and commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an internet content provider license (the “ICP License”), and prior to the application for such ICP License from the MIIT or its local branch at the provincial or municipal level, entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals, and medical equipment must procure the consent of the national authorities responsible for such areas.

In addition to the approval and license requirements, various ministries and agencies in the PRC, including the MIIT, the News Office of the State Council, the Ministry of Culture and Tourism and the General Administration of Press and Publication, have promulgated multiple measures relating to internet content, all of which specifically prohibit internet activities that result in the dissemination of any content that infringes the legal rights of others, is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. For example, the Internet Content Measures specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing, or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate these measures may face criminal charges or administrative sanctions, such as fines, revoking any relevant business operation licenses. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. On December 15, 2019, CAC promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020, to further regulate the network information and content.

Regulation on Information Security and Censorship

The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended on August 27, 2009. Such decision makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures as below that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard.

On December 16, 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which was amended on January 8, 2011. Such administration measures prohibit using the internet to leak state secrets or to spread socially destabilizing materials. If any operating license holder violates these measures, the PRC government may revoke its operating license and shut down its websites. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any internet services provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (1) any dissemination of illegal information in large scale, (2) any severe effect due to the leakage of the client’s information, (3) any serious loss of evidence of criminal activities or (4) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

The Provisions on Technological Measures for Internet Security Protection (the “Internet Security Protection Measures”) promulgated on December 13, 2005 by the Ministry of Public Security require all internet services providers to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

The Communication Network Security Protection Administrative Measures, which were promulgated by the MIIT on January 21, 2010, require that all communication network operators, including telecommunications service providers and Internet domain name service providers, divide their own communication networks into units. These communication network units shall be rated in accordance with degree of damage to national security, economic operation, social order, and public interest in the event a unit is damaged. Communication network operators must file the division and ratings of their communication networks with the MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case a violation is not duly rectified.

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network service providers, shall meet their cybersecurity obligations and take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

●	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for internet security, adopting technical measures to prevent computer viruses and activities that threaten internet security, adopting technical measures to monitor and record status of network operations, holding internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;
●	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;
●	clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;
●	strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy; and
●	strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

In December 2021, the CAC and several other administrations jointly promulgated the Review Measures which became effective on February 15, 2022. According to the Review Measures, to the extent the purchase of network products and services by a critical information infrastructure operator or the data processing activities conducted by a “network platform operator” affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The Review Measures also expand the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities “in a foreign country”. Furthermore, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities “affect or may affect national security”. Since the Review Measures are relatively new, significant uncertainties exist in relation to their interpretation and implementation. Additionally, the Review Measures do not provide the exact scope of “network platform operator” or the circumstances that would “affect or may affect national security”.

In addition, on November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations for public comment. According to the Network Data Security Management Regulations, data processors shall apply for a cybersecurity review when carrying out the following activities: (i) a merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange; (iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Among others, it further requires that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this transition report, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as it was initial proposed.

On November 15, 2018, the Cyberspace Administration issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require internet information providers to conduct security assessments on their internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live-streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet information providers must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures and file the assessment report with the local competent cyberspace administration authority and public security authority.

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the SCNPC promulgated the new National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the new National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the new National Security Law, the state shall establish national security review and supervision institutions and mechanisms and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the new National Security Law will be implemented in practice.

Regulation on Privacy Protection

On December 28, 2012, the SCNPC enacted the Decision to Enhance the Protection of Network Information (the “Information Protection Decision”) to enhance the protection of user personal information in electronic form. The Information Protection Decision provides that internet services providers must expressly inform their users of the purpose, manner and scope of the internet services providers’ collection and use of user personal information, publish the internet services providers’ standards for their collection and use of user personal information, and collect and use user personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that internet services providers and their employees must keep strictly confidential user personal information that they collect, and that internet services providers must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the “Order”). Most of the requirements under the Order that are relevant to internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often stricter and have a wider scope. If an internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method, and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet services providers are further prohibited from divulging, distorting, or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On January 5, 2015, the State Administration for Industry and Commerce (“SAIC”) promulgated the Measures on Punishment for Infringement of Consumer Rights, which was most amended on October 23, 2020, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not (1) collect or use personal information of consumers without their consent, (2) unlawfully divulge, sell, or provide personal information of consumers to others or (3) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

Regulations Related to Intellectual Property Rights

Trademarks

On August 23, 1982, the SCNPC promulgated the Trademark Law of the PRC (the “Trademark Law”), which was amended in 1993, 2001, 2013 and 2019. The Implementation Regulation for the Trademark Law promulgated by the State Council came into effect on September 15, 2002 and was further amended on April 29, 2014.

Under the Trademark Law and the implementing regulation, the Trademark Office of the State Administration for Market Regulation, or the Trademark Office, is responsible for the registration and administration of trademarks. The Trademark Office handles trademark registrations. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within 12 months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

In addition to the above, the SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. According to the Trademark Law, within three months since the date of the announcement of a preliminarily validated trademark, if a titleholder is of the view that is such trademark in application is identical or similar to its registered trademark for the same type of commodities or similar commodities which violates relevant provisions of the Trademark Law, such titleholder may raise an objection to the Trademark Office within the aforesaid period. In such event, the Trademark Office shall consider the facts and grounds submitted by both the dissenting party and the party being challenged and shall decide on whether the registration is allowed within 12 months upon the expiration of the announcement after investigation and verification and notify the dissenting party and the person challenged in writing.

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 respectively, with the latest amendment coming into effect on June 1, 2021.

A patentable invention, utility model or design must meet three conditions: novelty, inventiveness, and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining, and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Copyrights

On September 7, 1990, the SCNPC promulgated the Copyright Law, which took effect on June 1, 1991, and was amended in 2001, 2010 and 2020, with the latest amendment coming into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991, and amended on January 30, 2013, the National Copyright Administration (“NCA”) issued the Computer Software Copyright Registration Procedures on April 6, 1992, and amended on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights. The China Copyright Protection Center shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the software copyright registration procedures and the computer software protection regulations.

Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names (the “Domain Name Measures”), on August 24, 2017, which took effect on November 1, 2017, and replaced the Administrative Measures on China Internet Domain Name promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations Related to Foreign Exchange

Under the Foreign Currency Administration Rules of the PRC promulgated by the State Council on January 29, 1996, and amended on August 5, 2008, and various regulations issued by the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (“Circular 59”) promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

The SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (“Circular 13”), effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of foreign direct investment and overseas direct investment. In addition, Circular 13 simplifies the procedure of foreign exchange-related registration, under which investors shall register with banks for foreign direct investment and overseas direct investment.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as recently amended in 2018 and Foreign Investment Law promulgated by SCNPC on March 15, 2019, and recently came into effect on January 1, 2020, and its implementation regulations that took effect the same day.

Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after- tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, collectively, the EIT Law, which was recently amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC.

Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Tax Avoidance Arrangement”) promulgated by the SAT on August 21, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax (the “VAT Regulations”) were promulgated by the State Council on December 13, 1993 and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance (“MOF”) on December 25, 1993 and amended on October 28, 2011 (collectively with the VAT Regulations, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers providing value-added telecommunication services, a rate of 6% applies, according to the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which was jointly promulgated by the MOF and the SAT on March 23, 2016 and became effective on May 1, 2016.

On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, the taxable goods previously subject to VAT rates of 17% and 11% become subject to lower VAT rates of 16% and 10% starting from May 1, 2018.

Regulations on Employment

Labor Law and Labor Contract Law

The Labor Law, which was promulgated on July 5, 1994, and most recently amended on December 29, 2018, and the Labor Contract Law of the PRC (the “Labor Contract Law”) which took effect on January 1, 2008 and was amended on December 28, 2012, are primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Regulations on Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, came into force as of July 1, 2011 and recently amended on December 29, 2018 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on January 22, 1999 and was amended recently on March 24, 2019, employers are required to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Employee Share Incentive Plans

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“SAFE Circular 7”), which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency as regulated in SAFE Circular 7.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives (“Circular 461”) which was promulgated and took effect on August 24, 2009. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Mergers and Acquisitions

M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and was revised on June 22, 2009. The M&A Rules requires that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Related to Overseas Listings

SAFE Circular 37

Under SAFE Circular 37, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or the SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Potential CSRC Approval

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”, and collectively, the “Draft Overseas Listing Regulations”) for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets.

The Draft Overseas Listing Regulations, among others, lay out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, or core technology, (iv) in past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed relevant prescribed criminal offenses or are under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

The Draft Overseas Listing Regulations further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Regulations, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

C. Organizational Structure.

The following table sets forth the details of our principal subsidiaries, the VIE and its subsidiaries as of the date of this transition report:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Fuwei Films (Shandong) Co., Ltd	January 5, 2005	PRC	100	BOPET film business
Fuwei Films (BVI) Co., Ltd.	April 26, 2004	British Virgin Islands	100	Investment holding
BaiJiaYun Limited	April 22, 2021	Cayman Islands	100	Investment holding
Subsidiaries of BaiJiaYun
BaiJia Cloud Limited (“BaiJiaYun HK”)	May 6, 2021	Hong Kong	100	Investment holding
Beijing Baishilian Technology Co., Ltd.	September 6, 2021	PRC	100	Investment holding
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	October 27, 2021	PRC	100	Investment holding
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	September 13, 2021	PRC	100	Investment holding
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	January 21, 2022	PRC	100	Investment holding
Zhejiang Baijiashilian Technology Co., Ltd.(“Zhejiang WFOE”)	December 28, 2022	PRC	100	Investment holding
VIE
BaiJiaYun Group Co., Ltd	May 22, 2017	PRC	VIE	Provision of cloud computing services
VIE’s Subsidiaries
Wuhan Baijia Cloud Technology Co., Ltd. (“Wuhan BaiJiaYun”) (1)	August 7, 2017	PRC	100% owned by VIE	Provision of cloud computing services
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	June 13, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	June 18, 2019	PRC	51% owned by VIE before January 1, 2021, and 100% owned by VIE afterwards	Provision of cloud computing services
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	April 8, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology ”)	October 12, 2019	PRC	70% owned by VIE before January 1, 2021, and 100% owned by VIE afterwards	Provision of cloud computing services
Beijing Baijiayun Digital Technology Co., Ltd. (formerly known as “Beijing Haoyu Xingchen Cultural Communication Co., Ltd.”) (“Haoyu Xingchen”)	June 23, 2020	PRC	100% owned by VIE	Provision of cloud computing services
Xi’an Baijiayun Information Technology Co., Ltd. (“Xi’an BaiJiaYun”)	January 7, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	April 13, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Chengdu Digital Bird Technology Co., Ltd. (“Chengdu BaiJiaYun”)	April 8, 2015	PRC	100% owned by VIE since August 3, 2020, and disposed of in June 2021	Provision of cloud computing services
Wuhan BaiJiaShiLian Technology Co., Ltd. (“Wuhan BaiJiaShiLian”) (2)	December 12, 2018	PRC	100% owned by VIE since September 15, 2021	Provision of cloud computing services
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	November 3, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Shanghai BaiJiaYun Technology Co., Ltd.(“Shanghai BaiJiaYun”)	October 22, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Deran Technology Co., Ltd (“Beijing Deran”)	May 29, 2012	PRC	51% owned by VIE since March 24, 2022	Provision of cloud computing services
Nanjing BaiJiaYunPeng Technology Co., Ltd.	August 18, 2022	PRC	60% owned by VIE	Provision of cloud computing services
BaiJiaYun Technology Development (Shanxi) Co., Ltd.	January 4, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Hengsheng Information Technology Co., Ltd.	September 16, 2022	PRC	100% owned by VIE	Provision of cloud computing services
Zhuhai BaiJiaYun Technology Co., Ltd.	October 20, 2022	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Chuanghe Technology Co., Ltd.	August 30, 2022	PRC	100% owned by VIE	Provision of cloud computing services

Notes:

(1)	We disposed of Wuhan BaiJiaYun in September 2022.
(2)	We acquired Wuhan BaiJiaShiLian in September 2021. Wuhan BaiJiaShiLian did not commence any operation at the acquisition date and has immaterial net assets.

The following diagram illustrates our corporate structure as of the date of this transition report:

BaiJiaYun Group Ltd（Cayman
）
BaiJiaYun Limited （
Cayman)
Fuwei Films(BVI) Co.,Ltd.
("Fuwei(BVI)") British
Virgin Islands
BaiJia Cloud Limited（
Hong Kong)
Offshore
Onshore
Fuwei Films(Shandong)
Co.,Ltd.("Shandong
Fuwei")
Beijing Baijia Shilian
Technology Co., Ltd.
Shenzhen Baishilian
Technology Co., Ltd.
Zhejiang Baijiashilian
Technology Co., Ltd.
("Zhejiang WFOE")
Nanning Baishilian Technology
Co., Ltd.
Nanjing Baishilian
Technology Co., Ltd.
BaiJiaYun Group Co., Ltd.
Baijia Cloud Technology
Co., Ltd.
Wuhan Baijia Cloud
Technology Co., Ltd.
Nanjing Baijia Cloud
Technology Co., Ltd.
Baijia Cloud Information
Technology Co., Ltd.
Wuhan Baijia Shilian
Technology Co., Ltd.
Guizhou Baijia Cloud
Technology Co., Ltd.
Guangxi Weifang
Technology Co., Ltd.
Beijing Baijiayun Digital
Technology Co., Ltd.
Shanghai Baijiayun
Technology Co., Ltd.

Contractual Arrangements and Corporate Structure

Baijiayun Group Ltd is an exempted company with limited liability incorporated under the laws of the Cayman Islands and currently conducts substantially all of its business and operations through the VIE in China. The VIE also holds our key operating licenses for our video-centric technology solution business, provides services to our customers, and enters into contracts with our suppliers. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet-related services and certain other businesses. Accordingly, certain contractual arrangements were established for the business operations of BJY in the PRC. From September 7, 2021 to January 1, 2023, BJY, through Beijing WFOE, entered into a series of agreements with the VIE, and its shareholders, including the exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements (collectively, the “Beijing WFOE Contractual Arrangements”). As part of our efforts to streamline our corporate structure, (1) each of Beijing WFOE, the VIE and its shareholders terminated each of the Beijing WFOE Contractual Arrangements, as a result of which Beijing WFOE will no longer receive substantially all of the economic benefits of, the VIE; and (2) on January 2, 2023, Zhejiang WFOE, entered into a series of contractual arrangements, including exclusive technical and consulting services agreement, powers of attorney, exclusive option agreements and equity interest pledge agreements (collectively, the “Zhejiang WFOE Contractual Arrangements”) with the VIE and its shareholders, through which we are considered as the primary beneficiary of the consolidated affiliate entities and consolidate the financial results of the VIE in our financial statements under U.S. GAAP. A summary of certain material terms of Zhejiang WFOE Contractual Arrangements is as follows:

●	Exclusive Technical and Consulting Services Agreement. Under the exclusive technical and consulting services agreement between Zhejiang WFOE and the VIE, Zhejiang WFOE has the exclusive right to provide, among other things, technical support and consulting services to the VIE. Zhejiang WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In addition, the VIE irrevocably grants Zhejiang WFOE an exclusive option to purchase any or all of the assets and business of the VIE at the lowest price permitted under PRC law.

●	Powers of Attorney. Under the powers of attorney among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder irrevocably nominates, appoints, and constitutes Zhejiang WFOE and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of the VIE, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of the VIE.
●	Exclusive Option Agreements. Under the exclusive option agreements among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder irrevocably grants Zhejiang WFOE or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in the VIE at the lowest price permitted under the PRC law.
●	Equity Interest Pledge Agreements. Under the equity interest pledge agreements among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder pledges all of his or her equity interests in the VIE to Zhejiang WFOE to secure the performance by the VIE and its shareholders of their respective obligations under the applicable contractual agreements. If the pledger or the VIE breaches its obligations under these contractual arrangements, Zhejiang WFOE, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. The shareholders of the VIE undertakes that during the term of the pledge, without the prior written consent of Zhejiang WFOE, they shall not dispose of the pledged equity interests, create, or allow any encumbrance on the pledged equity interests or increase the registered capital of the VIE. Zhejiang WFOE also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

In the opinion of Beijing Dentons Law Offices, LLP, our PRC legal counsel, (1) the ownership structures of Zhejiang WFOE and the VIE in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and (2) the contractual agreements among Zhejiang WFOE, the VIE and the VIE’s shareholders governed by PRC laws are valid and binding in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and will not violate any applicable PRC law, regulation or rule currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by Dentons that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

All the agreements under the Zhejiang WFOE Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with the VIE and the shareholders of the VIE to operate our business, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

D. Property, Plants and Equipment

After the consummation of the Merger, our principal executive offices are located at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China. In the 2022 fiscal year, we leased and occupied its office space with an aggregate floor area of approximately 1,789 square meters in Beijing, and maintained other leased offices and warehouse space in other cities in China totaling approximately 5,587 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms for all of our leased properties in the 2022 fiscal year ranged from five months to five years.

We believe our existing leased facilities are adequate for its current business operations and that additional facilities can be obtained on commercially reasonable terms to accommodate our future expansion plans.

Item 4A.Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of the results of operations and financial condition of BJY is based upon and should be read in conjunction with the consolidated financial statements and their related notes included in this transition report. This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information — D. Risk Factors” in this transition report. We caution you that the business and financial performance of BJY may differ materially from those contained in any forward-looking statements.

A.	Operating Results

Overview

BJY is a leading video-centric technology solutions provider in China with core expertise in SaaS and PaaS solutions. Leveraging the strength of its industry-leading video-centric technologies, BJY offers a wealth of video-centric technology solutions including SaaS/PaaS solutions, cloud and software related solutions and enterprise AI and system solutions catered to the evolving communication and collaboration needs of enterprises of all sizes and across industries, which makes it a one-stop video technology solutions provider.

BJY’s business scale continued to grow in recent years. The revenues of BJY were US$23.4 million, US$41.4 million and US$68.6 million for the 2020, 2021 and 2022 fiscal years, respectively. BJY had net income of US$3.7 million and US$3.6 million for the 2020 and 2021 fiscal years, respectively, and net loss of US$12.6 million for the 2022 fiscal year.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of the total revenues of BJY, both in absolute amount and as a percentage of total revenues, for the fiscal years indicated.

	Years ended June 30,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	21,387,895	91.5	15,344,241	37.0	14,841,071	21.6
SMS services	—	—	5,959,759	14.4	16,429,769	23.9
Subtotal	21,387,895	91.5	21,304,000	51.4	31,270,840	45.5
Cloud related services
Customized platform development service	—	—	—	—	10,284,571	15.0
Software license and other cloud related service	1,143,360	4.9	2,657,900	6.4	1,912,252	2.8
Subtotal	1,143,360	4.9	2,657,900	6.4	12,196,823	17.8
AI solution services	838,037	3.6	17,487,520	42.2	25,132,715	36.7
Total revenues	23,369,292	100.0	41,449,420	100.0	68,600,378	100.0

BJY records revenues from SaaS/PaaS solutions as SaaS/PaaS services revenues, which primarily include usage-based fees for real-time engagement services that enable customers to access BJY’s enterprise cloud computing platform to facilitate their real-time video and audio communications, and text message related services, both of which are calculated with the unit price fixed in relevant service contracts. The usage-based fees are recognized as revenues in the period in which the usage occurs. Certain service contracts for SaaS/PaaS solutions provide for both hardware and real-time engagement services for a pre-determined period of time regardless of usage. In such cases, revenues generated from hardware are recognized at the time of acceptance by customers, while revenues generated from real-time engagement services are recognized over the pre-determined period.

BJY records revenues from cloud and software related solutions as cloud related products and services revenues. BJY provides cloud related services by providing customized platform development services to customers who aim to create a system that is integrated and large in nature. In this arrangement, BJY develops certain modules, which, once developed, together with other modules from other vendors, will be integrated into the customer’s system. The module is not functional and does not benefit the customer on its own. The module is highly customized and developed specifically for the customer’s needs. BJY does not provide any technical support service for such module and has no further obligation once the module is accepted. BJY recognizes revenue from customized platform development services at the point of customer acceptance.

Cloud related service also includes software license and other cloud related service where BJY primarily provides to its customer software licenses created based on an existing software framework with certain customization or design to meet the needs of different customers. BJY recognizes revenue of software license at the point of customer acceptance. Certain software license contracts include technical support service to the customer associated with the software license provided to the customers for a period of time. BJY recognizes revenue of technical support service over the service period.

BJY records revenues from enterprise AI and system solutions as AI solution services revenues, which are generated from the sales of hardware together with AI solutions that are tailor-made or purchased from third parties for the customers’ needs and integrated into the hardware. BJY recognizes revenues from AI solution services at the time of acceptance.

For the 2022 fiscal year, BJY’s revenue is primarily contributed by the VIE and its subsidiaries, such as Nanjing BaiJiaYun, BaiJiaYun Information Technology and BaiJia Cloud Technology. Among these subsidiaries, Nanjing BaiJiaYun generated revenues of approximately US$44 million before inter-company eliminations with approximately US$23 million of net income for the 2022 fiscal year. Nanjing BaiJiaYun’s revenue is mainly from SaaS/PaaS solutions.

Cost of Revenues

The cost of revenues of BJY primarily consists of (1) staff costs related to service delivery and system maintenance, (2) bandwidth costs, (3) costs of hardware and software products purchased for certain solutions, and (4) costs of SMS telecommunications resources purchased from major mobile operating companies in the PRC.

The following table sets forth a breakdown of the cost of revenues of BJY by service type, both in absolute amount and as a percentage of total cost of revenues, for the fiscal years indicated.

	Years ended June 30,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	9,372,991	93.2	4,804,464	21.0	6,400,069	12.7
SMS services	—	—	5,383,082	23.4	16,239,332	32.4
Subtotal	9,372,991	93.2	10,187,546	44.4	22,639,401	45.1
Cloud related services
Customized platform development services	—	—	—	—	7,272,371	14.5
Software license and other cloud related service	49,482	0.5	402,740	1.8	1,135,398	2.3
Subtotal	49,482	0.5	402,740	1.8	8,407,769	16.8
AI solution services	632,398	6.3	12,331,410	53.8	19,121,360	38.1
Total cost of revenues	10,054,871	100.0	22,921,696	100.0	50,168,530	100.0

Gross Profit

The following table sets forth a breakdown of the gross profit and gross profit margin of BJY by service type for the fiscal years indicated.

	Years ended June 30,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	12,014,904	56.2	10,539,777	68.7	8,441,002	56.9
SMS services	—	—	576,677	9.7	190,437	1.2
Subtotal	12,014,904	56.2	11,116,454	52.2	8,631,439	27.6
Cloud related services
Customized platform development services	—	—	—	—	3,012,200	29.3
Software license and other cloud related service	1,093,878	95.7	2,255,160	84.8	776,854	40.6
Subtotal	1,093,878	95.7	2,255,160	84.8	3,789,054	31.1
AI solution services	205,639	24.5	5,156,110	29.5	6,011,355	23.9
Total gross profit	13,314,421	57.0	18,527,724	44.7	18,431,848	26.9

Operating Expenses

The following table sets forth the operating expenses of BJY, both in absolute amount and as a percentage of our total operating expenses, for the fiscal years indicated.

	Years ended June 30,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in U.S. dollars, except for percentages)
Selling and marketing expenses	3,305,713	30.9	6,538,770	40.6	7,378,885	21.0
General and administrative expenses	3,723,095	34.8	3,745,914	23.3	14,781,053	42.0
Research and development expenses	3,660,973	34.3	5,806,402	36.1	13,048,191	37.0
Total operating expenses	10,689,781	100.0	16,091,086	100.0	35,208,129	100.0

Selling and marketing expenses primarily consist of compensation paid to BJY’s sales and marketing personnel, including share-based compensation, marketing expenses, travel and transportation expenses, entertainment expenses and others.

General and administrative expenses primarily consist of compensation paid to BJY’s administrative staff and management team, including share-based compensation, rental expenses, office expenses, bad debt expenses and others.

Research and development expenses primarily consist of compensation paid to BJY’s research and development staff, including share-based compensation, technical service fees paid to third-party R&D service providers, office expenses and others.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of BJY for the fiscal years indicated. This information should be read together with the consolidated financial statements and related notes included elsewhere in this transition report on Form 20-F. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Years ended June 30,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in U.S. dollars, except for percentages)
Revenues	23,369,292	100.0	41,449,420	100.0	68,600,378	100.0
Cost of revenues	(10,054,871)	(43.0)	(22,921,696)	(55.3)	(50,168,530)	(73.1)
Gross profit	13,314,421	57.0	18,527,724	44.7	18,431,848	26.9
Operating expenses
Selling and marketing expenses	(3,305,713)	(14.1)	(6,538,770)	(15.8)	(7,378,885)	(10.8)
General and administrative expenses	(3,723,095)	(15.9)	(3,745,914)	(9.0)	(14,781,053)	(21.5)
Research and development expenses	(3,660,973)	(15.7)	(5,806,402)	(14.0)	(13,048,191)	(19.0)
Total operating expenses	(10,689,781)	(45.7)	(16,091,086)	(38.8)	(35,208,129)	(51.3)
Income/(loss) from operations	2,624,640	11.2	2,436,638	5.9	(16,776,281)	(24.5)
Interest income, net	7,267	0.0	315,764	0.8	51,291	0.1
Investment income	529,735	2.3	777,758	1.9	768,454	1.1
Gain/ (loss) from equity method investment	—	—	(4,320)	(0.0)	580,816	0.8
Other income, net	625,539	2.7	465,649	1.1	1,118,105	1.6
Income/(loss) before income taxes	3,787,181	16.2	3,991,489	9.6	(14,257,615)	(20.8)
Income tax benefit/ (expenses)	(91,991)	(0.4)	(342,156)	(0.8)	1,637,485	2.4
Net Income/ (loss)	3,695,190	15.8	3,649,333	8.8	(12,620,130)	(18.4)

Year Ended June 30, 2022 Compared to Year Ended June 30, 2021

Revenues

The revenues of BJY were US$68.6 million in the 2022 fiscal year, representing an increase of 65.5% from US$41.4 million in 2021 fiscal year. The increase in total revenues was due to (1) a 46.8% increase in the revenues from SaaS/PaaS solutions from US$21.3 million in the 2021 fiscal year to US$31.3 million in the 2022 fiscal year as a result of increased revenues from SMS solutions, which was in turn due to increased number of relevant customers, (2) a significant increase in the revenues from customized platform development services from nil in the 2021 fiscal year to US$10.3 million in the 2022 fiscal year as BJY started generating revenues from such services in 2022 fiscal year, and (3) a 43.7% increase in the revenues from AI solution services from US$17.5 million in the 2021 fiscal year to US$25.1 million in the 2022 fiscal resulting from increasing customer demand to integrate AI-enabled devices and applications with real-time communications solutions.

Cost of Revenues

The cost of revenues of BJY increased significantly from US$22.9 million in the 2021 fiscal year to US$50.2 million in the 2022 fiscal year, primarily due to (1) a significant increase in AI solution costs from US$12.3 million in the 2021 fiscal year to US$19.1 million in the 2022 fiscal year as a result of the expansion of AI solution services, and (2) a significant increase in SMS costs from US$5.4 million in the 2021 fiscal year to US$16.2 million in the 2022 fiscal year, which was generally in line with the development of its SMS solutions.

Gross Profit

As a result of the foregoing, the gross profit of BJY remained relatively stable at US$18.5 million and US$18.4 million in the 2021 and 2022 fiscal years, respectively. The gross profit margin of BJY decreased from 44.7% in the 2021 fiscal year to 26.9% in the 2022 fiscal year, primarily due to (1) the introduction of customized platform development services, which had a relatively lower profit margin, (2) the decrease in gross profit margin of AI solution services from 29.5% in 2021 fiscal year to 23.9% in the 2022 fiscal year as hardware products were purchased and integrated into related projects, and (3) an increase in the percentage of revenues contributed by SMS solutions, which has a relatively low gross profit margin.

Operating Expenses

The total operating expenses of BJY increased significantly from US$16.1 million in the 2021 fiscal year to US$35.2 million in the 2022 fiscal year. The operating expenses as a percentage of total revenues increased from 38.8% in the 2021 fiscal year to 51.3% in 2022 the fiscal year.

Selling and Marketing Expenses. The selling and marketing expenses of BJY increased by 12.8% from US$6.5 million in the 2021 fiscal year to US$7.4 million in the 2022 fiscal year. The increase was primarily due to (1) the incurrence of share-based compensation of US$1.0 million in the 2022 fiscal year to incentivize its sales and marketing personnel, and (2) a 19.0% increase in general staff compensation from US$3.8 million in the 2021 fiscal year to US$4.5 million in the 2022 fiscal year as a result of the expansion of its sale team to accommodate business growth. As a percentage of total revenues, the selling and marketing expenses decreased from 15.8% in the 2021 fiscal year to 10.8% in the 2022 fiscal year.

General and Administrative Expenses. The general and administrative expenses of BJY increased significantly from US$3.7 million in the 2021 fiscal year to US$14.8 million in the 2022 fiscal year. The increase was primarily due to (1) a significant increase in bad debt expenses from US$0.6 million in the 2021 fiscal year to US$7.8 million in the 2022 fiscal year as a result of the increase in accounts receivable, and (2) the incurrence of share-based compensation of US$2.0 million in the 2022 fiscal year to our management and employees in recognition of their continued services. As a percentage of total revenues, the general and administrative expenses increased from 9.0% in the 2021 fiscal year to 21.5% in the 2022 fiscal year.

Research and Development Expenses. The research and development expenses of BJY increased significantly from US$5.8 million in the 2021 fiscal year to US$13.0 million in the 2022 fiscal year. The increase was primarily due to (1) the incurrence of share-based compensation of US$6.3 million in the 2022 fiscal year to incentivize its research and development personnel, and (2) a 100.0% increase in technical service fee from US$0.6 million in the 2021 fiscal year to US$1.2 million in the 2022 fiscal year as BJY engaged third-party parties to assist on some R&D projects. As a percentage of total revenues, the research and development expenses increased from 14.0% in the 2021 fiscal year to 19.0% in the 2022 fiscal year.

Operating Income/(Loss)

As a result of the foregoing, BJY recorded operating loss of US$16.8 million in the 2022 fiscal year as compared to operating income of US$2.4 million in the 2021 fiscal year. The operating margin, defined as operating income/(loss) divided by total revenues, decreased from 5.8% in the 2021 fiscal year to (24.5%) in the 2022 fiscal year.

Income Tax Benefits/(Expenses)

BJY had income tax benefits of US$1.6 million in the 2022 fiscal year as compared to income tax expenses of US$0.3 million in the 2021 fiscal year, primarily due to an increase in deferred income tax benefit as result of the incurrence of operating loss.

Net Income/(Loss)

As a result of the foregoing, BJY recorded net loss of US$12.6 million in the 2022 fiscal year as compared to net income of US$3.6 million in the 2021 fiscal year.

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

Revenues

The revenues of BJY were US$41.4 million in the 2021 fiscal year, representing an increase of 77.4% from US$23.4 million in the 2020 fiscal year. The increase in total revenues was primarily due to (1) a significant increase in the revenues from AI solution services from US$0.8 million in the 2020 fiscal year to US$17.5 million in the 2021 fiscal year as BJY developed more clients for this business line through local sales offices, and (2) a significant increase in the revenues from customized platform development services from US$1.1 million in the 2020 fiscal year to US$2.7 million in the 2021 fiscal year as a result of an increase in the number of clients of online school and enterprise training software.

Cost of Revenues

The cost of revenues of BJY increased significantly from US$10.1 million in the 2020 fiscal year to US$22.9 million in the 2021 fiscal year, primarily due to (1) a significant increase in AI solution costs from US$0.6 million in the 2020 fiscal year to US$12.3 million in the 2021 fiscal year, generally in line with the development of AI solution services, and (2) the incurrence of SMS costs of US$5.4 million in the 2021 fiscal year as BJY started to offer SMS solutions in such fiscal year.

Gross Profit

As a result of the foregoing, the gross profit of BJY increased by 39.2% from US$13.3 million in the 2020 fiscal year to US$18.5 million in the 2021 fiscal year. The gross profit margin decreased from 57.0% in the 2020 fiscal year to 44.7% in the 2021 fiscal year, primarily due to (1) an increase in the percentage of revenues from AI solution services, which bears a relatively lower gross profit margin as hardware products were purchased and integrated into related projects, and (2) the introduction of SMS business in the 2021 fiscal year, which has a relatively lower gross profit margin.

Operating Expenses

The total operating expenses of BJY increased by 50.5% from US$10.7 million in the 2020 fiscal year to US$16.1 million in the 2021 fiscal year. The operating expenses as a percentage of total net revenues decreased from 45.7% in the 2020 fiscal year to 38.8% in the 2021 fiscal year.

Selling and Marketing Expenses. The selling and marketing expenses of BJY increased by 97.8% from US$3.3 million in the 2020 fiscal year to US$6.5 million in the 2021 fiscal year. The increase was primarily due to (1) a significant increase in marketing expenses from US$0.4 million in the 2020 fiscal year to US$2.0 million in the 2021 fiscal year as BJY stepped up its efforts in developing of new clients, and (2) a 46.2% increase in general staff compensation from US$2.6 million in the 2020 fiscal year to US$3.8 million in the 2021 fiscal year as a result of an increase in the headcount of salespeople. As a percentage of total revenues, the selling and marketing expenses increased from 14.1% in the 2020 fiscal year to 15.8% in the 2021 fiscal year.

General and Administrative Expenses. The general and administrative expenses of BJY remained stable at US$3.7 million and US$3.7 million in the 2020 and 2021 fiscal years, respectively. As a percentage of total revenues, the general and administrative expenses decreased from 15.9% in the 2020 fiscal year to 9.0% in the 2021 fiscal year.

Research and Development Expenses. The research and development expenses of BJY increased by 58.6% from US$3.7 million in the 2020 fiscal year to US$5.8 million in the 2021 fiscal year. The increase was primarily due to a significant increase in general staff compensation from US$2.9 million in the 2020 fiscal year to US$4.7 million in the 2021 fiscal year as a result of the enlarged R&D team. As a percentage of total revenues, the research and development expenses decreased from 15.7% in the 2020 fiscal year to 14.0% in the 2021 fiscal year.

Operating Incomes

As a result of the foregoing, the operating income of BJY decreased by 7.2% from US$2.6 million in the 2020 fiscal year to US$2.4 million in the 2021 fiscal year. The operating margin, defined as operating income divided by total revenues, decreased from 11.2% in the 2020 fiscal year to 5.9% in the 2021 fiscal year.

Income Tax Expenses

BJY recorded income tax expenses of US92,000 and US$0.3 million in the 2020 and 2021 fiscal years, respectively, primarily because a significant amount of deferred tax expense associated with previous years’ net loss carryforward was recorded in the 2021 fiscal year.

Net Income/(Loss)

As a result of the foregoing, BJY recorded net income of US$3.7 million and US$3.6 million in the 2020 and 2021 fiscal years, respectively.

B.	Liquidity and Capital Resources

BJY has funded its operations primarily through cash generated from operations, proceeds from issuance of equity securities and loans from related parties. As of June 30, 2020, 2021 and 2022, BJY had cash and cash equivalents of US$0.8 million, US$48.3 million and US$16.6 million, respectively, and restricted cash of US$0.2 million, US$8.9 million and US$8.4 million, respectively. Approximately 94% of BJY’s cash and cash equivalents and restricted cash as of June 30, 2022 was held in China. Cash and cash equivalents primarily consists of bank deposits and highly liquid investments with original maturities of less than three months, which are unrestricted as to withdrawal or use. Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes and start-up support funds supervised by government that shall exclusively be used for high-level entrepreneurial talents.

BJY had net income of US$3.7 million and US$3.6 million for the 2020 and 2021 fiscal years, respectively, and net loss of US$12.6 million for the 2022 fiscal year. BJY had net cash provided by operating activities of US$4.3 million and US$4.8 million in the 2020 and 2021 fiscal years, respectively, and net cash used in operating activities of US$17.8 million in the 2022 fiscal year. BJY had net cash used in investing activities of US$7.8 million and US$27.5 million in the 2020 and 2022 fiscal years, respectively, and net cash provided by investing activities of US$9.8 million in the 2021 fiscal year. Net cash provided by financing activities, such as cash generated from issuance of preferred shares and loans from related parties, has been one of the principal sources of liquidity for BJY. In the 2020, 2021 and 2022 fiscal years, net cash provided by financing activities was US$0.5 million, US$39.3 million and US$13.1 million, respectively. As of June 30, 2022, BJY had short-term borrowing of US$0.1 million.

Although BJY consolidates the results of the VIE and its subsidiaries, it does not have direct access to the cash and cash equivalents or future earnings of the VIE and its subsidiaries. However, a portion of the cash balances of the VIE and its subsidiaries will be paid to BJY pursuant to its contractual arrangements with the VIE. For restrictions and limitations on liquidity and capital resources as a result of the corporate structure of BJY, see “— Holding Company Structure.”

BJY believes that its existing cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. BJY may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments it may decide to selectively pursue. If the existing cash resources of BJY are insufficient to meet its requirements, it may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict its operations. There can be no assurance that financing will be available in the amounts BJY may need or on terms acceptable to it, if at all. If BJY is unable to obtain additional equity or debt financing as required, its business operations and prospects may suffer. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Video-centric Technology Solution Business — We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.”

The following table sets forth a summary of the cash flows of BJY for the fiscal years indicated.

	Years ended June 30,
	2020	2021	2022

	(in U.S. dollars)
Net cash provided by/ (used in) operating activities	4,326,097	4,830,040	(17,822,222)
Net cash (used in)/ provided by investing activities	(7,752,684)	9,826,755	(27,517,136)
Net cash provided by financing activities	470,325	39,335,668	13,119,787
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(105,673)	2,152,149	38,777
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(3,061,935)	56,144,612	(32,180,794)
Cash, cash equivalents and restricted cash at beginning of the year	4,077,564	1,015,629	57,160,241
Cash, cash equivalents and restricted cash at end of the year	1,015,629	57,160,241	24,979,447

Operating Activities

Net cash used in operating activities in the 2022 fiscal year was US$17.8 million, which reflected the net loss of US$12.6 million, as adjusted for the effects of changes in operating assets and liabilities and non-cash items. In the 2022 fiscal year, the principal items accounting for changes in operating assets and liabilities were (1) an increase of US$20.3 million in accounts receivable resulting from the increase in AI solution services and cloud related services, specifically, customized platform development services, (2) an increase of US$7.8 million in deferred contract costs in connection with new contracts for developing customized software platform and certain customer platform development projects, (3) an increase of US$3.5 million in our prepaid expenses and other current assets primarily representing payment to a proposed investee where the investment did not consummate, and (4) an increase of US$3.2 million in our prepayments in connection with certain new AI and system solution projects that required prepayment for equipment purchase, partially offset by an increase of US$15.8 million in accounts and notes payable as BJY increase the use of bank promissory notes to pay vendors. Adjustment for non-cash items primarily consisted of (1) share-based compensation of US$9.5 million, (2) provision for allowance of doubtful accounts of US$7.8 million and (3) deferred taxes of US$2.1 million.

Net cash provided by operating activities in the 2021 fiscal year was US$4.8 million, which reflected the net income of US$3.6 million, as adjusted for the effects of changes in operating assets and liabilities and non-cash items. In the 2021 fiscal year, the principal items accounting for changes in operating assets and liabilities were (1) an increase of US$6.7 million in accounts and notes payable as BJY expanded into other business lines, such as in AI solution services, (2) an increase of US$2.5 million in accrued expenses and other liabilities as BJY accrued annual bonus for the 2021 fiscal year, (3) an increase of US$1.7 million in advance from related parties for dual-teacher classroom solutions, and (4) a decrease of US$1.1 million in inventories, partially offset by (i) an increase of US$6.8 million in accounts receivables primarily due to the introduction of AI solution services, which typically require extension of payment terms to clients, and (ii) an increase of US$2.5 million in deferred contract costs as BJY started working on a long-term project for customized software platform. Adjustment for non-cash items primarily consisted of (1) investment income on short-term investments of US$0.8 million, (2) provision for doubtful accounts of US$0.6 million, and (3) amortization of operating lease right-of-use assets of US$0.6 million.

Net cash used in operating activities in the 2020 fiscal year was US$4.3 million, which reflects the net income of US$3.7 million, as adjusted for the effects of changes in operating assets and liabilities and non-cash items. In the 2020 fiscal year, the principal items accounting for changes in operating assets and liabilities were (1) an increase of US$2.2 million in advance from customers primarily due to the increase in BJY’s SaaS business that requires clients to pay in advance, (2) an increase of US$1.3 million in accrued expenses and other liabilities primarily attributable to an increase in payroll accrual, and (3) a decrease of US$1.0 million in accounts receivable from related parties as the amount had been settled by the related party, partially offset by (i) an increase of US$1.6 million in accounts receivable as BJY extended payment terms to certain new customers, and (ii) an increase of US$1.4 million in inventories, primarily representing hardware purchased in connection with BJY’s newly launched dual-teacher classroom solutions. Adjustment for non-cash items primarily consisted of (1) investment income on short-term investments of US$0.5 million and (2) amortization of operating lease right-of-use assets of US$0.4 million.

Investing Activities

Net cash used in investing activities in the 2022 fiscal year was US$27.5 million, primarily due to (1) purchases of short-term investments of US$172.6 million and (2) acquisition of long-term investments of US$25.9 million, partially offset by redemption of short-term investments of US$173.0 million.

Net cash provided by investing activities in the 2021 fiscal year was US$9.8 million, primarily due to redemption of short-term investments of US$293.3 million, partially offset by purchases of short-term investments of US$282.0 million.

Net cash used in investing activities in the 2020 fiscal year was US$7.8 million, primarily due to purchases of short-term investments of US$104.0 million, partially offset by redemption of short-term investments of US$96.4 million.

Financing Activities

Net cash provided by financing activities in the 2022 fiscal year was US$13.1 million, primarily due to (1) loans from related parties of US$15.0 million and (2) proceeds from issuance of Series C convertible redeemable preferred shares of US$11.8 million, partially offset by (i) the return of deposits received from a Series C preferred shareholder of US$11.8 million and (ii) a loan repayment of US$2.1 million.

Net cash provided by financing activities in the 2021 fiscal year was US$39.3 million, primarily due to (1) proceeds from issuance of Series B and Series B+ convertible redeemable preferred shares of US$28.0 million and (2) deposits received from a Series C preferred shareholder of US$11.3 million.

Net cash provided by financing activities in the 2020 fiscal year was US$0.5 million, primarily due to contribution from the non-controlling shareholders of US$0.5 million.

Capital Expenditures

The capital expenditures of BJY are incurred primarily in connection with acquisition of property and equipment such as computer equipment. BJY had capital expenditures of US$0.2 million, US$0.2 million and US$0.5 million in the 2020, 2021 and 2022 fiscal years, respectively.

Holding Company Structure

BJY is a Cayman Islands holding company, which does not have any substantive operations. BJY has carried out its video-centric technology solution business through Zhejiang WFOE since January 2, 2023 (and through Beijing WFOE from September 7, 2021 to January 1, 2023) and its contractual arrangements, commonly known as the VIE structure, with the VIE based in China and its shareholders, due to the PRC regulatory restrictions on direct foreign investment in internet-related services and certain other businesses. As a result, BJY’s ability to pay dividends or otherwise fund and conduct its business depends upon dividends paid by its PRC subsidiaries. If its existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to BJY. In addition, the wholly foreign-owned subsidiaries in China are permitted to pay dividends to BJY only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of the subsidiaries and the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve fund until such reserve fund reaches 50% of its registered capital. In addition, the subsidiaries and the VIE and its subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. The PRC subsidiaries of BJY have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Under PRC laws and regulations, as an offshore holding company, BJY is only permitted to provide funding to its PRC subsidiaries through loans or capital contributions, and to the VIE through loans, and such funding is subject to applicable government registration and approval requirements in China. As a result, there is uncertainty with respect to its ability to provide prompt financial support to its PRC subsidiaries and the VIE and its subsidiaries, when needed. Notwithstanding the foregoing, its PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIE either through entrustment loans from the PRC subsidiaries or direct loans to the VIE’s nominee shareholders, which would be contributed to the VIE as capital injections. Such direct loans to the nominee shareholders would be eliminated in the consolidated financial statements of BJY against the VIE’s share capital.

Financial Information Related to the VIE

The following tables present the financial information relating to the VIE and its subsidiaries of BJY, after the elimination of intercompany balances and transactions, as of and for the fiscal years ended June 30, 2020, 2021 and 2022.

Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	Years ended June 30,
	2022	2021	2020

	(in U.S. dollars)
Revenues	68,600,378	41,449,420	23,369,292
Cost of revenues	(50,047,764)	(22,921,696)	(10,054,871)
Total operating expenses	(35,067,782)	(16,091,086)	(10,689,781)
Net income/ (loss)	(12,271,120)	3,649,333	3,695,190

Selected Consolidated Balance Sheets Data

	As of June 30,
	2022	2021

	(in U.S. dollars)
ASSETS
Current Assets
Cash and cash equivalents	9,765,574	48,295,085
Restricted cash	8,376,345	8,865,156
Short-term investments	7,775,682	7,787,897
Notes receivable	107,662	—
Accounts receivable, net	22,522,334	9,056,775
Accounts receivable - related parties	95,549	—
Prepayments	1,604,496	967,366
Prepayments - related party	313,678	328,755
Inventories	1,831,796	568,641
Deferred contract costs	9,555,837	2,611,048
Due from related parties	89,578	563,797
Prepaid expenses and other current assets	2,467,269	2,094,712
Total Current Assets	64,505,800	81,139,232

Property and equipment, net	529,988	366,775
Intangible assets, net	3,345,419	553,924
Operating lease right of use assets	753,686	1,257,911
Deferred tax assets	2,193,792	176,437
Long-term deposits	—	243,400
Long-term investments	25,012,046	794,752
Goodwill	1,144,824	—
Other non-current assets	366,441	348,481
Total Non-Current Assets	33,346,196	3,741,680

Total Assets	97,851,996	84,880,912

LIABILITIES
Current Liabilities
Deposit payable	—	11,616,021
Short-term borrowing	149,296	—
Accounts and notes payable	21,898,915	8,356,031
Advance from customers	5,905,599	5,379,558
Advance from customers - related parties	268,905	1,706,224
Income tax payable	3,716	21,478
Deferred revenue	1,001,372	250,881
Deferred revenue - related party	63,911	180,779
Due to related parties	1,492,961	488,279
Operating lease liabilities, current	328,066	574,825
Accrued expenses and other liabilities	4,473,825	4,852,226
Total Current Liabilities	35,586,566	33,426,302

Deferred tax liabilities	209,612	—
Operating lease liabilities, noncurrent	354,051	628,046

Total Liabilities	36,150,229	34,054,348

Selected Consolidated Statements of Cash Flows Data

	Years ended June 30,
	2022	2021	2020
	(in U.S. dollars)
Net cash (used in)/ provided by operating activities	(17,822,222)	4,830,040	4,326,097
Net cash (used in)/ provided by investing activities	(27,517,136)	9,826,755	(7,752,684)
Net cash provided by financing activities	13,119,787	27,517,136	13,119,787

Off-balance Sheet Arrangements

BJY has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, BJY has not entered into any derivative contracts that are indexed to its shares and classified as shareholders’ equity, or that are not reflected in its consolidated financial statements. Furthermore, BJY does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, BJY does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or research and development services with it.

Contractual Obligations

The following table sets forth the contractual obligations of BJY as of June 30, 2022.

	Payments due by period
		Less than	One to	Three to	More than
	Total	one year	three years	five years	five years

	(in U.S. dollars)
Lease payments	1,235,154	706,931	528,223	—	—

C.	Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Our Video-centric Technology Solution Business — Research and Development” and “Item 4. Information on the Company — B. Business Overview — Our Video-centric Technology Solution Business — Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this transition report on Form 20-F, BJY is not aware of any trends, uncertainties, demands, commitments or events for the 2022 fiscal year that are reasonably likely to have a material and adverse effect on the revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information to not necessarily be indicative of future results of operations or financial condition.

E. Critical Accounting Estimate

BJY prepares its financial statements in conformity with U.S. GAAP, which requires it to make judgments, estimates and assumptions. BJY continually evaluates these estimates and assumptions based on the most recently available information, its own historical experience and various other assumptions that it believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from its expectations as a result of changes in the estimates. Some of the accounting policies require a higher degree of judgment than others in their application and require significant accounting estimates.

The critical accounting policies, judgments and estimates that BJY believes to have the most significant impact on the consolidated financial statements are described below, which should be read in conjunction with the consolidated financial statements and accompanying notes and other disclosures included in this transition report. When reviewing the financial statements, you should consider:

●	the selection of critical accounting policies,
●	the judgments and other uncertainties affecting the application of such policies,
●	the sensitivity of reported results to changes in conditions and assumptions.

Business Combination

BJY accounts for its business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the identifiable assets acquired and liabilities assumed, non-controlling interests, and the previously held equity interest in the acquiree immediately before obtaining control at their estimated fair values on the acquisition date. Any residual purchase price is recorded as goodwill. When determining the respective fair value, BJY makes significant estimates and assumptions, especially with respect to the intangible assets acquired. These intangible assets do not have observable prices. BJY’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates.

Revenue Recognition

BJY accounts for its revenue according to ASC 606, “Revenue from Contracts with Customers,” pursuant to which, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding value-added taxes collected on behalf of government authorities). BJY’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

BJY determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

BJY primarily generated revenues from contracts with customers through the following arrangements:

SaaS/PaaS Services

The SaaS/PaaS services include real-time engagement services and SMS services.

Real-time engagement services

BJY provides customers with SaaS/PaaS related services which are real-time engagement services for customers accessing BJY’s enterprise cloud computing platform. The usage-based fees are earned from customers, and the unit price for each use is fixed in the contracts. The performance obligation associated with the platform access is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Certain SaaS/PaaS related service contracts provide both hardware and real-time engagement services for a pre-determined period of time regardless of usage consumed during the period. The transaction price is allocated between the hardware and services to reflect their stand-alone selling prices which are observable in BJY’s operations. BJY identifies two performance obligations in such SaaS/PaaS service contracts, as the customers can benefit from services and hardware separately. The revenue of performance obligation associated with the real-time engagement service is recognized as revenue on a time elapse basis over the pre-determined period, and the revenue of performance obligation associated with the hardware is recognized on the point of acceptance by the customers.

SMS services

BJY offers customers with a customer engagement platform with software designed to address specific use cases and a set of application programming interfaces to send and receive short messages. It uses intelligent sending features to ensure messages reliably reach end users wherever they are. The customers build use cases, such as appointment reminders, delivery notifications, order confirmations and many two-way and conversational use cases. The usage-based fees are earned from customers, and the unit price for each short message is fixed in the contracts. The performance obligation associated with the platform-assisted message distribution is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Cloud Related Services

The cloud related services were comprised of customized platform development services and sale of software license and other cloud related services.

Customized platform development services

BJY provides customized platform development services to customers who aim to create a system that is integrated and large in nature. In this arrangement, BJY develops certain modules, which, once developed, together with other modules from other vendors, will be integrated into the customer’s system. The module is not functional and does not benefit the customer on its own. The module is highly customized and developed specifically for the customer’s needs. BJY does not provide any technical support service for such module and has no further obligation once the module is accepted. BJY recognizes revenue from customized platform development services at the point of customer acceptance.

Software license and other cloud related service

BJY provides software licenses for customers to be used for online schools or corporation training sessions. The software licenses are created based on an existing software framework with certain customization or design to meet the needs of different customers. Each developed software is functional on a standalone basis without any further upgrade or support and is regarded as a functional intellectual property. The control of the software license is transferred to the customer and BJY does not retain the right to limit the use of the software once transferred. BJY recognizes revenue of software license at the point of customer acceptance.

In certain contracts, BJY provides technical support service to the customer subsequent to the transfer of software license for a period of time, typically 12 months from customer acceptance. The transaction price is fixed in the contract and BJY allocates the transaction price to software license and technical support service by reference to their relative standalone selling price estimated using a residual approach. BJY recognizes revenue of technical support service over the service period.

In addition, BJY started to provide other software related services to customers, including design of online advertising videos and operation of online accounts in popular apps, during the 2021 fiscal year. For the 2021 and 2022 fiscal years, the revenue generated from these services was immaterial.

AI Solution Services

BJY’s AI solution services pertain to arrangements with customers where BJY purchases or customizes a software development kit based on the customer’s specific requirements, integrates it into a hardware, and sells hardware to the customer. AI solution services are considered as a single performance obligation, as the individual components of the software and hardware are not sold on a stand-alone basis and are not separated in the context of the contracts. Transaction price is fixed in the contracts. BJY recognizes revenues on the point of acceptance of the hardware. The AI solution services contract also provides standard warranty to the customers for a period of 12 months. BJY historically incurred little cost on the warranty and did not accrue warranty liabilities for these AI solution services.

Contract Balances

BJY classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. BJY recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when BJY has transferred services to the customer before payment is received or is due, and the right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2021 and 2022, BJY had no contract assets.

BJY capitalizes incremental costs incurred to fulfill contracts that (1) relate directly to the contract, (2) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (3) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired solely for the purpose of providing certain cloud related services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenues upon the recognition of the related revenues. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2021 and 2022, BJY had deferred contract costs of US$2.6 million and US$10.0 million, respectively. The amount of deferred contract cost charged to cost of revenues were nil, US$80,000 and US$2.6 million for the years ended June 30, 2020, 2021 and 2022, respectively. As of June 30, 2021 and 2022, no impairment allowance was recorded.

Contract liabilities are recognized if BJY receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue, including the balances with related parties. Deferred revenue balance represents amount BJY has received from its customers from contracts primarily related to the real-time engagement services to be provided for a predetermined period of time under the SaaS/PaaS service arrangement, and the technical support service related to the software license product sales under the cloud related product and service arrangement. The consideration received from customers related to the remaining arrangements are included in advance from customer balance.

Practical Expedients

Payment terms and conditions vary by contract type; however, BJY’s terms generally include a requirement of payment within a period between 90 to 180 days if not paid in advance. BJY has elected the practical expedient to not assess whether a significant financing component exists if the period between when transfer a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Additionally, BJY has applied the practical expedient to not capitalize incremental costs of obtaining a contract if the amortization would be less than 12 months.

Accounts Receivable, Net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest. BJY records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicate that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed non-collectable on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Intangible Assets, Net

Intangible assets mainly include capitalized software development costs and intangible assets arising from business combination. BJY capitalizes certain software development costs related to the internal used unified communications platform during the application development stage. The costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized software development costs were not amortized as of June 30, 2021 and 2022 as the internal used unified communications platform is not ready for its intended use and its estimated useful life will be determined and periodically reassessed based on considerations for obsolescence, technology, competition, and other economic factors.

BJY performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are amortized using the straight-line method or accelerated method over the estimated useful life of the assets. Amortization methods and estimated useful lives of the respective assets are set out as follows:

Category	Amortization Method	Estimated Useful Life
Capitalized software development costs	N/A	N/A
Intangible assets arising from business combination
Distribution channel	Accelerated method	10 years
Technology	Straight-line method	10 years
Other	Straight-line method	5 years

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016 13, “Measurement of Credit Losses on Financial Instruments (ASC 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU 2018 19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which amends Subtopic 326 20 (created by ASU 2016 13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326 20. Additionally, in April 2019, the FASB issued ASU 2019 04, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”;, in May 2019, the FASB issued ASU 2019 05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”;, in November 2019, the FASB issued ASU 2019 10, “Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019 11, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, and in March 2022, the FASB issued ASU 2022 02, “Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures” to provide further clarifications on certain aspects of ASU 2016 13 and to extend the nonpublic entity effective date of ASU 2016 13. The changes (as amended) are effective for BJY for annual and interim periods in fiscal years beginning after December 15, 2022, and, in connection with the consummation of the merger with Fuwei Film (Holdings) Co., Ltd. as discussed in Note 22 to the consolidated financial statements included elsewhere in this transition report, BJY adopted ASC 326 on July 1, 2022 using a modified retrospective approach and does not expect a material impact to its consolidated financial statements.

In May 2021, the FASB issued ASU 2021 04, “Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”. ASU 2021 04 codifies how an issuer should account for modifications made to equity-classified written call options. The guidance in ASU 2021 04 requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. ASU 2021 04 is effective for all entities for fiscal years beginning after December 15, 2021. BJY does not expect the adoption of this update to have any material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021 08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and for all other entities, December 15, 2023. Early adoption is permitted. BJY is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021 10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which requires disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The standard is effective for fiscal years beginning after December 15, 2021. BJY does not expect the adoption of this update to have any material impact on its consolidated financial statements and accompanying disclosures.

BJY does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), and consolidated statements of cash flows.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of the date of this transition report.

Directors and Executive Officers	Age	Position/Title
Gangjiang Li	47	Chairman of the Board and Chief Executive Officer
Yong Fang	45	Chief Financial Officer
Yi Ma	43	President and Director
Chun Liu	52	Independent Director
Erlu Lin	38	Independent Director
Lei Yan	41	Director

Mr. Gangjiang Li has served as the chairman of our board of directors and our chief executive officer since December 2022. Mr. Li the founder of BJY and has served as the chairman of the board of directors of BaiJiaYun Group Co., Ltd. (formerly known as Beijing Baijia Shilian Technology Limited) since its inception. Mr. Li has served as the chairman of Saimeite Technology Co. Ltd, an industrial intelligent manufacturing system supplier, since December 2020. From August 2014 to May 2017, Mr. Li served as the co-founder and chief technology officer at Gaotu Techedu Inc. (NYSE: GOTU) (formerly named as GSX Techedu Inc.), a Chinese online education platform that allows its users to search for courses related to various fields and subjects. Prior to that, he was the R&D head of Google China from April 2007 to October 2011 where he was responsible for AI research and development, as well as the R&D head of Intel China Ltd. Shanghai Branch from April 2003 to January 2007 where he focused on product design and development. In addition, Mr. Li served as an R&D engineer of Microsoft Group from July 2001 to March 2003, responsible for product research and development. Mr. Li received his bachelor’s degree and a master’s degree in computer science and technology in 1998 and 2000 respectively, both from Tsinghua University. He also received an EMBA degree from China Europe International Business School in 2019.

Mr. Yong Fang has served as our chief financial officer since December 2022 and the chief financial officer of BJY since June 2021. Mr. Fang is experienced in finance and accounting. From July 2018 to May 2021, he served as the assistant controller of Sangraf International Inc., a company focuses on manufacturing and distribution of premium graphite electrodes globally. From January 2018 to July 2018, Mr. Fang served as the technical accounting manager at SOA Projects, Inc., a company providing clients ranging from high-tech startups to fortune 100 companies with professional service including technical accounting, financial reporting and internal audit. From January 2015 to January 2018, Mr. Fang served as the senior auditor at the San Francisco office of Marcum LLP, an independent public accounting & advisory services firms. From January 2014 and January 2015, Mr. Fang worked as financial consultant at Murdock and Martel, which provides accounting, finance and human resources services to established and emerging growth companies in Silicon Valley, California. Mr. Fang received his bachelor’s degree in Accounting in 2002 from Hunan University and his master’s degree in Accounting and Financial Management in 2008 from Temple University. Mr. Fang also received his MBA degree in 2013 from Thomas Jefferson University/Philadelphia University. He holds a Certified Public Accountant designation from the State of New York and a Certified Fraud Examiner (inactive) from ACFE.

Mr. Yi Ma has served as our president and director since December 2022 and the chief executive officer at BaiJiaYun Group Co., Ltd. since December 2018. From September 2009 to December 2018, Mr. Ma served as the chief technology officer at Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU). He also served as an R&D engineer of Kuliu (Beijing) Information Technology Co., Ltd., responsible for product research and development from July 2007 to August 2009. Prior to that, Mr. Ma served as a senior engineer of Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU) from July 2004 to July 2007, responsible for product design and development. In addition, Mr. Ma served as an engineer of Beijing Ccidnet Information Technology Co., Ltd. from July 2001 to June 2004. Mr. Ma also worked in Beijing No. 131 Middle School as a math teacher from August 1999 to June 2001. He received a bachelor’s degree in material science from China University of Geoscience in 1999 and an EMBA degree from Tsinghua University in 2018.

Mr. Chun Liu has served as our independent director since December 2022. He has also served as an independent non-executive director of DL Holding Group Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong Stock Limited (Stock Code: 1709) since April 2020. Mr. Liu also currently serves, and has served, as the senior vice president of Phoenix New Media Ltd, a company listed by way of American depositary shares on the New York Stock Exchange (NYSE: FENG) since 2018. In addition, Mr. Liu served as a director and the chief cultural officer of Zhongnanhong Cultural Group Co., Ltd., a company listed on the SME board of the Shenzhen Stock Exchange (002445.SZ), and the president of its subsidiary, Jiangsu Zhongnan Film Co., Ltd., from 2015 to 2018. Mr. Liu has served as an independent director of Vipshop Holding Limited, a company listed by way of American depositary shares on the New York Stock Exchange (NYSE: VIPS) since 2013. Prior to that, he was a vice president of Sohu.com Limited, a company listed by way of American depositary shares on the Nasdaq Stock Market (Nasdaq: SOHU) from 2011 to 2013. From 2000 to 2011, Mr. Liu worked at Phoenix Satellite Television Holdings Ltd, with his last position being the executive director of Phoenix Chinese TV. Mr. Liu also served as an executive producer of China Central Television from 1994 to 2000. He received a bachelor’s degree in Chinese from the Anhui Normal University in 1987 and a master’s degree in television media from the Communication University of China in 1994, as well as an EMBA degree from Cheung Kong Graduate School of Business in 2009.

Mr. Erlu Lin has served as our independent director since December 2022. He currently serves as a managing partner of Decent Capital, leading the management and investment business of the fund platform with a management scale of up to RMB 3 billion. Prior to Decent Capital, Mr. Lin was the vice president and director of Lalami Information Technology Company from March 2021 to August 2022, a Chinese beauty e-commerce company, where he led the IPO project. From 2013 to 2020, Mr. Lin served as a director of Forebright Capital (formerly the direct investment department of Everbright Holdings (0165.HK)), where his investment areas focused on technology and finance, and he invested in several post-IPO projects, including Ming Yuan Cloud (0909.HK). In addition, Mr. Lin served as an investment manager at Far East Horizon (3360.HK) for equity and bond investment work. Mr. Lin also worked as an investment analyst at Ernst & Young and D. E. Shaw Group from 2009 to 2011. Mr. Lin obtained a bachelor’s degree in statistics from Sun Yat-sen University in 2006 and a master’s degree in actuarial science from Hong Kong University in 2008, as well as an EMBA degree from China Europe International Business School in 2019.

Mr. Lei Yan has served as our director since December 2022. Mr. Yan served as the chief executive officer and chairman of the board of Fuwei from July 2020 to December 2022. Mr. Yan has been the president of Shanghai Meicheng Enterprise Management Co., Ltd. since January 2020, where he is responsible for overall business management. Since April 2019, Mr. Yan has served as the director and president of Shandong Shengjia Industrial Park Management Co., Ltd., where he oversees business management. In addition, he has been the vice president of Shandong Hualong Group Co., Ltd. since 2013, where he is in charge of business administration and market expansion. He was also the director of marketing of Shandong Hualong from 2008 to 2013. From 2003 to 2008, he served as marketing manager, marketing salesman of the marketing department for Shandong Hualong. Mr. Yan graduated from the Hubei University of Economics in 2003, where his major was accounting computerization. He also studied business management at the China University of Petroleum from 2008 to 2010 for his undergraduate course and business administration for his master’s course at Korea Daebul University in South Korea.

The business address of our directors and executive officers is 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, the PRC. No family relationship exists between any of our directors and executive officers.

B. Compensation

Compensation of Directors and Executive Officers

In 2021, the aggregate cash compensation and benefits that Fuwei (currently known as Baijiayun Group Ltd) paid to the directors and executive officers, a group of six persons, was approximately RMB1.5 million. In the 2022 fiscal year, the aggregate cash compensation to our directors and executive officers (including our predecessor Fuwei) was RMB1.5 million. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of the directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries and the VIE are required by law to make contributions in amounts equal to certain percentages of each employee’s salary, including bonuses and allowances, for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

Employment Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement, negligent or dishonest act to our detriment, misconduct or failure to perform his or her duty, disability, or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer intends to agree to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information. Each executive officer also intends to agree to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Each executive officer intends to agree that, during his or her term of employment and for a period of two years after terminating employment with us, such executive officer will not, without our prior written consent, (1) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (3) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination,

Indemnification

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects, or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us may be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. However, this indemnity will not extend to any fraud or dishonesty that may attach to any of said persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is not a shareholder of our company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of shareholders. A director may vote with respect to any contract or arrangement or proposed contract or arrangement in which he is interested and he may be counted in the quorum at any meeting of our directors provided (1) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested and (2) his vote is not otherwise disqualified by the chairman of the relevant board meeting, subject to any separate requirement for audit committee approval under applicable law or Nasdaq listing rules. The board may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors, including an audit committee, a compensation committee and a nominating and corporate governance committee. As a foreign private issuer, we are permitted under the Nasdaq Stock Market Rules to follow home country corporate governance practices. We rely on these exemptions provided by the Nasdaq Stock Market Rules to foreign private issuers. For example, we do not (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have an audit committee be composed of at least three members.

We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Erlu Lin, who is also the chairman, and Mr. Chun Liu. We have determined that each of Mr. Lin and Mr. Liu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Erlu Lin qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and our independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent registered public accounting firms; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Gangjiang Li, who also acts as the chairman, and Mr. Chun Liu. Mr. Liu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Yi Ma, who also acts as the chairman, and Mr. Erlu Lin. Mr. Lin satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the ordinary shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Term of Directors

Pursuant to our memorandum and articles of association currently in effect, we may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board. The directors shall also have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board, provided that any director so appointed by the board shall hold office only until the next following annual general meeting of our company and shall then be eligible for re-election. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board.

A director will be removed from office if the director (1) resigns his office by notice in writing delivered to our company at the registered office or tendered at a meeting of the board, (2)  becomes of unsound mind or dies, (3)  without special leave of absence from the board, is absent from meetings of the board for six consecutive months and the board resolves that his office be vacated, (4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, (3) is prohibited by law from being a director, or (6) ceases to be a director by virtue of any provision of the applicable Cayman law or is removed from office pursuant to our memorandum and articles of association. In addition, any director on our board may be removed by way of an ordinary resolution of shareholders.

D. Employees

As of June 30, 2022, we had a total of 592 full-time employees, including 383 for our video-centric technology solution business and 209 for our BOPET film business. Substantially all of our full-time employees are based in China.

The following table sets forth a breakdown of BJY’s full-time employees by function as of June 30, 2022.

	Number of
Function	employees	% of total
Operations	69	18.1
Research and development	174	45.4
Sales and marketing	107	27.9
General administration	33	8.6
Total	383	100.0

BJY values the services and contribution by its personnel. BJY believes that its compensation and benefits packages are competitive within the industry. BJY offers its employees salaries, performance-based cash bonuses and other incentives. BJY makes contributions to social insurance and housing provident fund as required under PRC laws and regulations. In addition, BJY plans to provide some of its employees with share awards to align their interests more closely with its growth. To maintain the continued success, BJY has established training systems, under which it provides comprehensive on-board and regular continuing trainings for its employees. BJY has not experienced any major labor disputes and it believes that it maintains good working relationships with its employees.

BJY enters into individual employment agreements with certain of its employees to cover matters such as salaries, benefits and grounds for termination. BJY also enters into standard confidentiality and non-compete agreements with all of its full-time employees and employees that are directly involved in R&D and service provision.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of the date of this transition report, for:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The percentage of beneficial ownership in the table below is calculated based on 83,785,806 ordinary shares, comprising 29,201,849 Class A ordinary shares and 54,583,957 Class B ordinary shares outstanding as of the date of this transition report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this transition report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Total	% of total
			ordinary	ordinary
			shares on	shares on	% of
	Class A	Class B	an as-	an as-	aggregate
	ordinary	ordinary	converted	converted	voting
	shares	shares	basis	basis††	power†††
Directors and Executive Officers†
Gangjiang Li(1)	—	28,055,888	28,055,888	33.49%	64.92%
Yong Fang	—	—	—	—	—
Yi Ma(2)	—	8,641,655	8,641,655	10.31%	—
Chun Liu	—	—	—	—	—
Erlu Lin	—	—	—	—	—
Lei Yan(3)	—	—	—	—	—
All directors and executive officers as a group	—	36,697,543	36,697,543	43.80%	64.92%
Principal Shareholders:
Gangjiang Li(1)	—	28,055,888	28,055,888	33.49%	64.92%
Xin Zhang(4)	—	17,886,414	17,886,414	21.35%	31.64%
Yi Ma(2)	—	8,641,655	8,641,655	10.31%	—
Zhengxin Technology Limited(5)	6,064,656	—	6,064,656	7.24%	0.72%
Huatu Hong Yang International Limited(6)	5,008,493	—	5,008,493	5.98%	0.59%
IBettering International Group Limited(7)	4,820,374	—	4,820,374	5.75%	0.57%
†	Except as indicated otherwise below, the business address of our directors and executive officers is 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, the PRC.
††

Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 15 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 28,055,888 Class B ordinary shares held by Jia Jia BaiJiaYun Ltd, an entity wholly owned by Mr. Gangjiang Li. The registered address of Jia Jia BaiJiaYun Ltd is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Totola, British Virgin Islands. When calculating the aggregate percentage of voting power of Mr. Gangjiang Li, 8,641,655 Class B ordinary shares held by Nuan Nuan Ltd is also included, as Nuan Nuan Ltd, a wholly-owned subsidiary of Mr. Yi Ma, and Mr. Gangjiang Li are parties to an acting-in-concert agreement, pursuant to which Nuan Nuan Ltd agrees to exercise its voting power as a shareholder of the Company at the direction of Mr. Gangjiang Li.
(2)	Represents 8,641,655 Class B ordinary shares held by Nuan Nuan Ltd, an entity wholly owned by Mr. Yi Ma. The registered address of Nuan Nuan Ltd is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Totola, British Virgin Islands. See footnote (1).
(3)	The business address of Mr. Lei Yan is No. 1999, Beixing Road, Sanxing Town, Chongming District, Shanghai.

(4)	Represents 17,886,414 Class B ordinary shares held by Duo Duo International Limited, an entity wholly owned by Ms. Xin Zhang. The registered address of Duo Duo International Limited is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Totola, British Virgin Islands. Certain Class B ordinary shares held by Duo Duo International Limited are held for the benefit of other employees of BJY.
(5)	Represents 6,064,656 Class A ordinary shares held by Zhengxin Technology Limited. The registered address of Zhengxin Technology Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(6)	Represents 5,008,493 Class A ordinary shares held by Huatu Hong Yang International Limited, which is wholly beneficially owned by Huatu Hongyang Investment Co., Ltd. The business address of Huatu Hongyang Investment Co., Ltd. is Room 103, No.16, Xinhuanbei Street, Kaifa District, Tianjin, the PRC.
(7)	Represents 4,820,374 Class A ordinary shares held by IBettering International Group Limited. The business address of IBettering International Group Limited is Start Chambers, Wickhams Cay II, P.O.Box 2221, Road Town, Totola, British Virgin Islands.

To our knowledge, as of the date of this transition report, 1,128,336 of our Class A ordinary shares are held by one record holder in the United States, representing approximately 1.35% of our total outstanding shares on an as converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

Sales to Related Parties

BJY provided SaaS services to Beijing Huatu Hongyang Education & Culture Co., Ltd. (“Beijing Huatu”), the controlling shareholder of one of the VIE’s shareholders. BJY generated revenues of US$2.1 million, US$1.2 million and US$1.5 million in the 2020, 2021 and 2022 fiscal years, respectively. BJY recorded amounts due to Beijing Huatu of US$18,000 as of June 30, 2020. BJY also had advances from Beijing Huatu relating to Beijing Huatu’s prepayment for BJY’s services of US$6,000, US$1.7 million and US$0.3 million as of June 30, 2020, 2021 and 2022, respectively. In addition, BJY recorded deferred revenue of US$7,000, US$0.2 million and US$64,000 as of June 30, 2020, 2021 and 2022, respectively.

In the 2020 fiscal year, BJY provided SaaS services to Beijing Xiaodu Mutual Entertainment Technology Co., Ltd. (“Beijing Xiaodu”), one of the shareholders of the VIE, and generated revenues of US$1.6 million in the same fiscal year. Beijing Xiaodu ceased to hold shares in the VIE since September 2020.

In the 2020 fiscal year, BJY provided SaaS services to Nanjing Shilian Technology Co., Ltd. (“Nanjing Shilian”), the controlling shareholder of the VIE, and generated revenues of US$0.3 million in the same fiscal year.

In the 2022 fiscal year, BJY provided video-related technical services to Shanghai Saimeite Software Technology Co., Ltd. (“Shanghai Saimeite”), a company controlled by Mr. Gangjiang Li, and generated revenues of US$80,000 in the same fiscal year. As of June 30, 2022, BJY had accounts receivable due from Shanghai Saimeite of US$96,000. BJY also had advances from Saimeite Software Technology Co., Ltd., a company controlled by Mr. Gangjiang Li, of US$15,000 as of the same date.

Purchase from Related Parties

In the 2020 fiscal year, BJY purchased technical services from Wuhan BaiJiaShiLian, a company then controlled by Mr. Gangjiang Li, and recorded cost of revenues of US$400 in the same fiscal year. BJY acquired Wuhan BaiJiaShiLian in September 2021. Before the acquisition, Wuhan BaiJiaShiLian was a subsidiary of Jinan Zhongshi Huiyun (as defined below).

In the 2021 fiscal year, BJY purchased smart audio and video equipment from Beijing Deran, an unconsolidated affiliate of the VIE, and recorded cost of revenues of US$2,000 in the same fiscal year. As of June 30, 2021, BJY recorded amounts due to Beijing Deran of US$0.4 million. In March 2022, the VIE acquired an additional 17.62% equity interest of Beijing Deran for a total consideration of approximately RMB5.3 million (or approximate US$0.8 million). Prior to the transaction, the VIE held 33.38% of the equity interest in Beijing Deran. Through the acquisition, BJY obtained 51% of the equity interest in and control over Beijing Deran through the VIE. BJY has consolidated Beijing Deran in its financial statements since then.

In the 2020 fiscal year, BJY purchased video-related technical services from Jinan Zhongshi Huiyun Technology Co., Ltd. (“Jinan Zhongshi Huiyun”), a company controlled by Mr. Gangjiang Li, and recorded purchased amount of US$3,000 in the 2022 fiscal year. BJY recorded prepayments to Jinan Zhongshi Huiyun of US$0.3 million, US$0.3 million and US$0.3 million as of June 30, 2020, 2021 and 2022, respectively.

Related Party Loans

Loans from Related Parties

As of June 30, 2021, the amounts due to Mr. Gangjiang Li was US$0.1 million.

In July 2021, BJY and Mr. Gangjiang Li entered into a loan agreement, pursuant to which BJY borrowed US$2.1 million for working capital needs. The loan had a term of six months and was interest-free. BJY fully repaid this loan in December 2021.

In November 2021 and December 2021, the VIE entered into two loan agreements with Jinan Huiyun Quantum Technology Co., Limited, a company controlled by Mr. Gangjiang Li, to borrow RMB6.0 million and RMB2.6 million, respectively. These loans had a term of one month and were interest-free. The VIE fully repaid these loans in November and December 2021, respectively.

In December 2021 and April 2022, the VIE entered into two loan agreements with Nanjing Jiashilian Venture Capital Center (Limited Partnership), a company controlled by Mr. Gangjiang Li, to borrow RMB8.0 million and RMB60.0 million, respectively. These loans had a term of one month and were interest-free. The VIE fully repaid these loans in December 2021 and April 2022, respectively.

In January 2022, BJY and Mr. Gangjiang Li entered into a loan agreement, pursuant to which BJY borrowed US$10.0 million for working capital needs. The loan had a term of one year and was interest-free. BJY fully repaid this loan in January 2022.

In February 2022, the VIE entered into a loan agreement with Duo Duo International Limited and its shareholder, Ms. Xin Zhang, to borrow US$4.0 million. The loan had a term from February 4, 2022 to February 28, 2023 and was interest-free. The VIE fully repaid this loan in February 2022.

In April 2022, the VIE entered into a loan agreement with Beijing Credit Chain Technology Co., Ltd. (“Beijing Credit Chain”), one of the shareholders of the VIE prior to September 2020 and controlled by the spouse of Mr. Gangjiang Li, to borrow RMB10.0 million (or approximate US$1.5 million). The loan had a term from April 26, 2022 to July 31, 2022 and was interest-free. As of June 30, 2022, the amounts due to Beijing Credit Chain was US$1.5 million. The VIE fully repaid the loan in July 2022.

In April 2022, the VIE entered into a loan agreement with Duo Duo International Limited to borrow US$1.5 million. The loan had a term from April 14, 2022 to March 31, 2023 and was interest-free. As of June 30, 2022, the amounts due to Duo Duo International Limited was US$1.5 million. The VIE fully repaid the loan in October 2022.

In April 2022, BJY entered into certain loan agreements with Mr. Gangjiang Li, pursuant to which BJY borrowed a total of US$10.0 million from Mr. Gangjiang Li. The loans were interest-free and due on December 31, 2022. As of June 30, 2022, the amounts due to Mr. Gangjiang Li. was US$10.0 million. These loans were fully repaid in July 2022.

In July 2022, BJY entered into certain loan agreement with Mr. Gangjiang Li, pursuant to which BJY borrowed US$10.0 million from Mr. Gangjiang Li. The loan was interest-free and due on December 31, 2022. BJY repaid the loan in full in December 2022.

In October 2022, BJY entered into certain loan agreement with Mr. Gangjiang Li, pursuant to which BJY borrowed US$5.0 million from Mr. Gangjiang Li. The loan is interest-free and due on December 31, 2022. BJY repaid the loan in full in December 2022.

Loan to Related Parties

As of June 30, 2020, the amounts due from Beijing Credit Chain was US$0.2 million.

In February 2021, the VIE extended an interest-free loan of RMB3.0 million to Wuhan Qiyun Shilian Technology Co., Ltd. (“Wuhan Qiyun Shilian”), an unconsolidated affiliate of the VIE, to support its working capital needs. The loan was originally due in February 2022 and was extended to February 2023. As of June 30, 2021 and 2022, the amounts due from Wuhan Qiyun Shilian was US$0.5 million and US$90,000, respectively. The loan was fully repaid in July 2022.

In October 2021, the VIE entered into a loan agreement with Beijing Jiani Jiarui Consulting Management Center (Limited Partnership), a company controlled by Mr. Gangjiang Li, to lend it RMB40.0 million. The loan had a term from October 27, 2021 to November 30, 2021 and was interest-free. The loan was fully repaid in November 2021.

In March 2022, the VIE entered into a line of credit with Wuhan Qiyun Shilian under which Wuhan Qiyun Shilian may borrow an aggregate of RMB2.0 million for working capital needs. Borrowings under such line of credit are interest free. No amount is currently outstanding under this line of credit.

In April 2022, the VIE entered into a loan agreement with Beijing Xinda Kechuang Technology Co., Limited, a company controlled by Mr. Gangjiang Li, to lend it RMB40.0 million. The loan had a term from April 8, 2022 to June 29, 2022 and bore a fixed interest rate of 4% per annum. This loan was fully repaid in April 2022.

Contractual Agreements

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements and Corporate Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The information required by this item is set forth beginning on page F-1 of this transition report on Form 20-F.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in “Item 4. Information on the Company — B. Business Overview — Our Video-centric Technology Solution Business — Legal Proceedings.”

Dividend Policy

We have not declared or paid any dividends. We do not have any present plans to pay any dividends on ordinary shares in the foreseeable future. We intend to retain the available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B. Significant Changes

Other than as set forth in this transition report on Form 20-F, no significant change has occurred with respect to us since the date of the audited consolidated U.S. GAAP financial statements included elsewhere in this transition report on Form 20-F.

Item 9. The Offer and Listing

A. Offer and Listing Details

The ordinary shares of our predecessor, Fuwei, were listed on the Nasdaq Global Market since December 18, 2006, under the symbol “FFHL.” The listing of such ordinary shares was transferred to the Nasdaq Capital Market on April 28, 2015. Upon completion of the Merger between Fuwei and BJY, our Class A ordinary shares have continued to be listed on the Nasdaq Capital Market under a new symbol “RTC,” effective on December 30, 2022.

B. Plan of Distribution

Not applicable.

C. Markets

See “— A. Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands.

We incorporate by reference into this transition report on Form 20-F our third amended and restated memorandum of association and second amended and restated articles of association, which was filed as Exhibit 1.1 to this transition report on Form 20-F (File Number 001-33176).

As of the date of this transition report, our authorized share capital consisted of 4,300,000,000 ordinary shares, par value of US$0.519008 per share, comprising 2,000,000,000 Class A ordinary shares and 2,300,000,000 Class B ordinary shares. As of the date of this transition report, 83,785,806 ordinary shares, comprising 29,201,849 Class A ordinary shares and 54,583,957 Class B ordinary shares were issued and outstanding.

Ordinary Shares

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

The following summarizes the terms and provisions of our share capital, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read our memorandum and articles of association filed as exhibit to this transition report.

The following discussion primarily concerns Class A ordinary shares and the rights of holders of Class A ordinary shares.

Type and Class of Securities

Each ordinary share has a par value of US$0.519008 per share. Our ordinary shares may be held in either certificated or uncertificated form. Certificates representing the ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders may freely hold and transfer their ordinary shares.

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to 15 votes on all matters subject to the vote at general meetings of our company. Due to the super voting power of Class B ordinary share holder, the voting power of the Class A ordinary shares may be materially limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

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

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our memorandum and articles of association.

Modification of Rights

Except with respect to share capital (as described below), alterations to our memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Act, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified, or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

The provisions of our memorandum and articles of association relating to general meetings shall apply similarly to every such separate general meeting, but the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may, from time to time, by ordinary resolution:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so canceled subject to the provisions of the Companies Act;
●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum and articles of association, subject nevertheless to the Companies Act, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have the power to attach to unissued or new shares; and,
●	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified, or special rights, privileges, conditions, or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve or other undistributable reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by the Nasdaq Capital Market or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated American Stock Transfer and Trust Company as our share registrar.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates, and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do);
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is duly and properly stamped (in circumstances where stamping is required); and
●	a fee of such maximum sum as the Nasdaq Capital Market may at any time be determined to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Share Repurchase

We are empowered by the Companies Act and our memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Act, our memorandum and articles of association, and to any applicable requirements imposed from time to time by the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

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

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid upon a share in advance of calls shall be treated for this purpose as paid up on that share; and, (2) all dividends shall be apportioned and paid pro-rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

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

All dividends unclaimed by shareholders for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed by shareholders after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us. The payment by our board of directors of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute us a trustee in respect thereof.

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

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

●	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;
●	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and,
●	we have caused an advertisement to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement, and the Nasdaq Capital Market has been notified of such intention.

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

Committees of Board of Directors

Pursuant to our articles of association, our board of directors, we have established an audit committee, a compensation committee, and a corporate governance and nominating committee. See “Item 6. Directors, Senior Management and Employees — C. Board Practices— Committees of the Board of Directors.”.

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

Duties of Directors

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

Interested Directors

There are no provisions under the Companies Act requiring a director interested in a transaction entered into by a Cayman Islands company to disclose his interest. However, under our memorandum and articles of association, our directors are required to do so, and in the event that they do not do so, it may render such directors liable to such company for any profit realized pursuant to such transaction.

In comparison, under Delaware law, such a transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the shareholders, or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such a director derived an improper personal benefit.

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

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless a court in the Cayman Islands waives this requirement.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to a merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of appraisal rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

There are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose.

The convening of the meetings and, subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally, or ultra vires, and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such as a business person would reasonably approve; and,
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or collusion.

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

Shareholders’ Suits

The Cayman Islands Grand Court Rules allow shareholders to seek to leave to bring derivative actions in the name of the Company against wrongdoers. In principle, we will normally be the proper plaintiff, a minority shareholder may not bring a derivative action. However, based on English authorities, who would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

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

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only those directors to exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide for the indemnification of our directors, auditors and officers against all losses or liabilities incurred or sustained by him or her as a director, auditor, or officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity may not extend to any matter in respect of any fraud or dishonesty which may attach to any of these persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

We are managed by our board of directors. Our memorandum and articles of association provide that the number of our directors shall not be less than two unless otherwise determined by our shareholders in the general meeting. And subject to the forgoing, our board of directors shall have the power to determine the maximum number of directors. Currently, we have set our board of directors to have five directors. Any director on our board may be removed by way of an ordinary resolution of shareholders.

Subject to our memorandum and articles of association and the Companies Act, we may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing Board. Our board of directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing board. Any director so appointed by the board shall hold office only until the next following annual general meeting of ours and shall then be eligible for re-election. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board.

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

C. Material Contracts

Material contracts other than in the ordinary course of business are described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this transition report.

D. Exchange Controls

See “Item 4. Information on the Company —  B. Business Overview — Government Regulations — Regulations Related to Foreign Exchange.”

E. Taxation

The following discussion is a summary of certain anticipated Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares. The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local, and other national tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this transition report, all of which are subject to change.

Cayman Islands Taxation

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company.

Pursuant to section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to our company or our operations; and,
2)	in addition, no tax is levied on profits, income, gains, or appreciation, or no tax which is in the nature of estate duty or inheritance tax shall be payable by our company:
(i)	on or in respect of the shares, debentures, or other obligations of the Company; or,
(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Act (As Revised).

The undertaking is for a period of 20 years from August 24, 2004.

PRC Taxation

There are significant uncertainties under the EIT Law, which became effective on January 1, 2008, regarding our enterprise income tax (the “EIT”) liabilities, such as a tax on any dividends paid to us by our PRC subsidiaries. The EIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.

Under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes and subject to the tax obligations of a PRC tax resident. If our Cayman Islands holding company is considered as a PRC tax resident enterprise under the EIT Law, then our global income will be subject to EIT at the rate of 25%.

On April 22, 2009, the SAT issued a Notice Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise and thus subject to EIT of 25% on its global income if it satisfies four conditions, including (1) the company’s management team responsible for daily operations are located in China, or the location where the management team carries out their responsibilities is in China; (2) finance and personnel decisions are made or need approval by institutions or people in China; (3) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and, (4) at least half of the members of the board of directors with voting rights or the management team habitually live in China.

Although the Tax Residency Notice applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals, the determining criteria set forth in the Tax Residency Notice may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

However, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC tax.

Furthermore, the implementation rules of the EIT Law provide that, (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, thus, may be subject to PRC tax.

If dividend payments from our PRC subsidiaries to us are subject to PRC withholding tax, our results of operations and financial condition, and the amount of dividends available to pay our shareholders may be adversely affected. Also, if dividends we pay to our overseas shareholders or gains realized by such shareholders from the transfer of our shares are subject to PRC tax, it may materially and adversely affect your investment return and the value of your investment in us. There is an income tax treaty in effect between the United States and China, so that U.S. shareholders may be entitled to certain benefits under such treaty.

U.S. Federal Income Taxation

General

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or,
●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings, and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;

●	regulated investment companies;
●	real estate investment trusts;
●	certain expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more of our shares (by vote or value);
●	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion, or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	controlled foreign corporations; or,
●	passive foreign investment companies.

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings, or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

U.S. Holders

Taxation of cash distributions paid on ordinary shares

Subject to the passive foreign investment company (the “PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “Taxation on the disposition of ordinary shares” below.

With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “Taxation on the disposition of ordinary shares” below) provided that, (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.

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

Because we have not performed a definitive analysis as to our PFIC status for our 2022 taxable year, there can be no assurance with respect to our PFIC status for such a taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may determine that we are or were a PFIC during any particular year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (the “QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

The mark-to-market election is available only for stock or warrants that are regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares currently are listed and traded on the Nasdaq Capital Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. We also make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website, at investor.baijiayun.com (the content of our website does not form part of this transition report on Form 20-F).

We are subject to the information requirements of the Exchange Act and, in accordance therewith, is obligated to file annual reports on Form 20-F within the time specified by the SEC and furnish other reports and information on Form 6-K to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this transition report on Form 20-F.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Assets that potentially subject BJY to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2020, 2021 and 2022, US$1.0 million, US$57.2 million and US$25.0 million were deposited in financial institutions in the PRC, respectively, and each bank provides a deposit insurance with the maximum limit of RMB0.5 million (equivalent approximately US$79,000) to each of BJY’s subsidiaries who has an associated account(s) in that bank. In addition, BJY maintains certain bank accounts in Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation insurance or other insurance. To limit the exposure to credit risk relating to deposits, BJY primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality. BJY also continually monitors their credit worthiness.

BJY’s operations are carried out in China. Accordingly, its business, results of operations and financial condition may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, BJY’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

Foreign Currency Risks

Substantially all of BJY’s revenues and expenses and assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Concentration Risk

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed BJY to credit risk. The risk is mitigated by BJY’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. BJY has a concentration of its receivables with specific customers. As of June 30, 2021, three customers accounted for 25%, 15%, and 12% of accounts receivable, respectively. As of June 30, 2022, three customers accounted for 12%, 12%, and 11% of accounts receivable, respectively. No customer accounted for 10% or more of total revenues for the 2020, 2021 and 2022 fiscal years.

Other Risks

The business, results of operations and financial condition of BJY may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt its operations.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The management of BJY, with the participation of its chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, BJY’s management has concluded that, as of June 30, 2022, its disclosure controls and procedures were not effective. BJY has started to undertake steps to remediate the material weakness in its disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

BJY’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. BJY’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, BJY’s management has concluded that its internal control over financial reporting was not effective as of June 30, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This transition report on Form 20-F does not include an attestation report of our registered public accounting firm.

Internal Control over Financial Reporting

In the course of preparing and auditing its consolidated financial statements for the fiscal year ended June 30, 2022, BJY and its independent registered public accounting firm identified one “material weakness” in its internal control over financial reporting as of June 30, 2022. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

To remedy the identified material weakness, BJY has begun to, and will continue to, improve its internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process. The implementation of these measures, however, may not fully address the material weakness identified in BJY’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were not any changes in our internal controls over financial reporting that occurred during the period covered by this transition report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board has determined that Mr. Erlu Lin qualifies as an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Each of Mr. Erlu Lin and Mr. Chun Liu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. This code is publicly available on our website at investor.baijiayun.com.

Item 16C. Principal Accountant Fees and Services

Prior to the consummation of the Merger, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Shandong Haoxin”) had been the independent public accounting firm of Fuwei. The audit fee of Shandong Haoxin in connection with the review and audit of Fuwei’s financial statements for the fiscal year ended December 31, 2021 was US$154,000. The audit-related fee of Shandong Haoxin, including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal year ended December 31, 2021 amounted to US$347.

Prior to the consummation of the Merger, Friedman LLP was the independent public accounting firm of BJY for the review and audit of BJY’s financial statements for the 2020 and 2021 fiscal years. Upon the consummation of the Merger, MaloneBailey, LLP has been engaged as the independent public accounting firm of Baijiayun Group Ltd. MaloneBailey, LLP also audited the financial statement of BJY for the 2022 fiscal year.

The following table sets forth the aggregate fees by category in connection with certain professional services rendered by Friedman LLP and MaloneBailey, LLP, the independent public accountants for BJY for the fiscal years indicated. BJY did not pay any other fees to its auditors during such fiscal years.

	Years ended June 30,
	2021	2022

	(U.S. dollars in thousands)
Audit fees(1)	400	780
Audit-related fees(2)	20	44
Total	420	824
(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, and audit services that are normally provided by the principal audit in connection with regulatory filings or engagements for those fiscal years.
(2)	Audit-related fees represent expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging.

The policy of our audit committee is to pre-approve all audit and permissible non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

See “Item 16G. Corporate Governance.”

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Following the completion of the merger transaction between Fuwei and BJY on December 23, 2022, Shandong Haoxin resigned as our independent registered public accounting firm on January 12, 2023. Effective from the same date, we appointed MaloneBailey, LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2023. The change of auditor was approved by our board of directors and audit committee.

The report of Shandong Haoxin on the consolidated financial statements of Fuwei as of and for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2020 and 2021 and subsequent interim period through January 12, 2023, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, with Shandong Haoxin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Shandong Haoxin, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on Fuwei’s consolidated financial statements as of and for the years ended December 31, 2020 and 2021.

During the fiscal years ended December 31, 2020 and 2021 and subsequent interim period through January 12, 2023, there were no reportable events as defined in Item 16F (a)(1)(v) of Form 20-F, other than the material weakness reported by management in Item 15 of the annual report on Form 20-F of Fuwei filed with the SEC on April 28, 2022. The material weaknesses identified result from inadequate technical accounting staff with knowledge of and experience with the U.S. GAAP, pursuant to which Fuwei prepared its consolidated financial statements to support stand-alone external financial reporting under public company or SEC requirements.

During the years ended December 31, 2020 and 2021 and subsequent interim period through January 12, 2023, neither Fuwei nor anyone on our behalf consulted with MaloneBailey, LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has MaloneBailey, LLP provided to us a written report or oral advice that MaloneBailey, LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, except with respect to the audit of consolidated financial statement of BJY for the 2022 fiscal year and the preparation of this transition report, or (2) any matter that was either the subject of a “disagreement” with MaloneBailey, LLP as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Shandong Haoxin and requested that Shandong Haoxin furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter of Shandong Haoxin dated January 20, 2023 is attached herewith as Exhibit 16.1.

Item 16G. Corporate Governance

As a Cayman Islands exempted company with limited liability listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules for corporate governance listing standards. However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Stock Market Rules and we are permitted to follow home country practice in respect of certain corporate governance matters. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the Nasdaq Capital Market. For example, we do not (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have an audit committee be composed of at least three members. Other than those described above, there are no other significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq Stock Market Rules. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Ownership of our Securities — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd, as a group beneficially owns 96.56% of the voting power represented by all our issued and outstanding shares upon consummation of the merger transaction. We are, and expect to continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules. We currently rely on the exemptions with respect to (1) the requirement that a majority of the board of directors consist of independent directors, and (2) the requirement that the compensation committee and the nominating and corporate governance committee consist entirely of independent directors. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Ownership of our Securities — We are a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters, as described above.

We strive to evolve and update our corporate governance guidelines and best practices in the interest of transparency, long-term shareholder value and respect for minority shareholders. We disclose timely and accurate information regarding our operations and performance.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-1 of this transition report on Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1*	Third Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association
2.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
2.2*	Description of Securities
2.3*	Shareholders Agreement by and among BaiJiaYun Limited and other parties thereto dated June 26, 2021
3.1*	Acting-in-concert Agreement by and among Gangjiang Li, Jia Jia BaiJiaYun Ltd, Yi Ma and Nuan Nuan Ltd dated December 23, 2022
4.1*	Agreement and Plan of Merger by and among Fuwei Films (Holdings) Co., Ltd. and Baijiayun Limited dated July 18, 2022
4.2*	Share Purchase Agreement by and among BaiJiaYun Limited and other parties thereto dated June 26, 2021
4.3*	Form of Warrant Agreement
4.3.1*	Schedule to Form of Warrant Agreement
4.4*	Form of Director Agreement between the Registrant and each of its directors
4.5*	Form of Employment Agreement between the Registrant and each of its executive officers
4.6*	English Translation of Exclusive Technical and Consulting Services Agreement among Zhejiang WFOE and the VIE dated January 2, 2023
4.7*	English Translation of Powers of Attorney among Zhejiang WFOE, the VIE and Its shareholders dated January 2, 2023
4.7.1*	Schedule to Powers of Attorney
4.8*	English Translation of Exclusive Option Agreements among Zhejiang WFOE, the VIE and Its shareholders dated January 2, 2023
4.8.1*	Schedule to Exclusive Option Agreements
4.9*	English Translation of Equity Interest Pledge Agreements among Zhejiang WFOE, the VIE and Its shareholders dated January 2, 2023
4.9.1*	Schedule to Equity Interest Pledge Agreements
4.10*	Supplemental Agreement to the Share Purchase Agreement by and among BaiJiaYun Limited and other parties dated July 13, 2022
8.1*	List of Subsidiaries and Consolidated Affiliate Entities
11.1*	Code of Business Conduct and Ethics
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002
16.1*	Letter from Shandong Haoxin Certified Public Accountants Co., Ltd. to the SEC
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Transition Report on Form 20-F (embedded within the Inline XBRL document)
*	Filed with this transition report
**	Furnished with this transition report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Baijiayun Group Ltd

	By:	/s/ Gangjiang Li
	Name:	Gangjiang Li
	Title:	Chief Executive Officer
Date: January 20, 2023

BAIJIAYUN LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 AND FOR THE YEARS ENDED JUNE 30, 2022, 2021 AND 2020

BAIJIAYUN LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BaiJiaYun Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BaiJiaYun Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Acquisition-date Fair Values of Intangible Assets Acquired, Non-controlling Interest, and Remeasurement of Previously Held Equity Interest

As described in Note 5 to the consolidated financial statements, on March 24, 2022, the Company acquired an additional 17.62% equity interest of Beijing Deran Technology Co., Ltd. (“Beijing Deran”) for a purchase consideration of $830,324. Upon the acquisition, the Company increased its equity interest in Beijing Deran from 33.38% to 51% and accounted for it as a consolidated subsidiary of the Company. The determination of purchase price allocation involves the fair value of intangible assets of $1,507,775 recognized as a result of the acquisition, the non-controlling interest of $1,721,734 in Beijing Deran immediately after the acquisition, and the equity interest previously held by the Company in Beijing Deran of $996,954, which are estimated using the valuation technique under the income approach with the assistance of a specialist engaged by the Company. Management applied judgments in estimating these fair values, which involved the use of significant assumptions such as the discount rates and forecasted operating cash flows.

We identified the estimation of these acquisition-date fair values as a critical audit matter. A high degree of subjective auditor judgment was required in performing procedures and evaluating audit evidence relating to the valuation techniques and significant assumptions used by management in determining these fair values.

The primary procedures we performed to address this critical audit matter included the following:

●	Read the executed purchase agreements;
●	Obtained an understanding of the work of the Company’s specialist and the management’s process and controls for estimating the fair value of intangible assets, non-controlling interest, and remeasurement of previously held equity interest;
●	With the assistance of valuation professionals with specialized skills and knowledge, evaluated the appropriateness of the valuation methods and the reasonableness of significant assumptions used, such as discount rates and forecasted operating cash flows;
●	Tested the completeness, accuracy and relevance of the underlying data used in the valuation models;
●	Evaluated the adequacy of the Company’s disclosures related to the business combination.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2022.

Houston, Texas

January 20, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BaiJiaYun Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BaiJiaYun Limited, its subsidiaries, its variable interest entity (“VIE”) and its VIE’s subsidiaries (collectively, the “Company”) as of June 30, 2021 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows each of the years in the two-year period ended June 30, 2021 and 2020, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows each of the years in the two-year period ended June 30, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Friedman LLP

New York, New York

August 12, 2022

We have served as the Company’s auditor from 2021 through 2022.

BAIJIAYUN LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share and per share data)

	As of June 30,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$16,603,102	$48,295,085
Restricted cash	8,376,345	8,865,156
Short-term investments	7,854,809	7,787,897
Notes receivable	107,662	—
Accounts receivable, net	22,522,334	9,056,775
Accounts receivable – related party	95,549	—
Prepayments	4,008,193	967,366
Prepayments – related party	313,678	328,755
Inventories	1,831,918	568,641
Deferred contract costs	10,023,720	2,611,048
Due from related parties	89,578	563,797
Prepaid expenses and other current assets, net	3,105,435	2,094,712
Total current assets	74,932,323	81,139,232

Property and equipment, net	585,193	366,775
Intangible assets, net	3,345,419	553,924
Operating lease right of use assets	1,327,575	1,257,911
Deferred tax assets	2,193,792	176,437
Long-term deposits	—	243,400
Long-term investments	25,012,046	794,752
Goodwill	1,144,824	—
Other non-current assets	366,441	348,481
Total non-current assets	33,975,290	3,741,680

TOTAL ASSETS	$108,907,613	$84,880,912

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Deposit payable	$—	$11,616,021
Short-term borrowing	149,296	—
Accounts and notes payable	23,280,345	8,356,031
Advance from customers	5,905,599	5,379,558
Advance from customers – related parties	268,905	1,706,224
Income tax payable	416,768	21,478
Deferred revenue	1,001,372	250,881
Deferred revenue – related party	63,911	180,779
Due to related parties	12,992,961	488,279
Operating lease liabilities, current	625,048	574,825
Accrued expenses and other liabilities	4,599,018	4,852,226
Total current liabilities	49,303,223	33,426,302

Deferred tax liabilities	209,612	—
Operating lease liabilities, noncurrent	551,221	628,046

Total Liabilities	50,064,056	34,054,348

(Continued)

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share and per share data)

	As of June 30,
	2022	2021
Commitments and contingencies

Mezzanine equity (Aggregate liquidation preference of $57,496,986 and $45,689,681 as of June 30, 2022 and 2021, respectively)
Series Seed convertible redeemable preferred shares (par value $0.0001 per share, 4,675,347 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	1,078,376	1,118,712
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,205,637 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	3,135,822	3,077,673
Series A-1 convertible redeemable preferred shares (par value $0.0001 per share, 5,202,768 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	6,591,553	6,500,169
Series A-2 convertible redeemable preferred shares (par value $0.0001 per share, 3,540,046 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	4,629,590	4,513,809
Series A-3 convertible redeemable preferred shares (par value $0.0001 per share, 3,789,358 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	4,843,169	4,714,561
Series B convertible redeemable preferred shares (par value $0.0001 per share, 11,047,269 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	23,676,836	23,075,583
Series B+ convertible redeemable preferred shares (par value $0.0001 per share, 5,424,746 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	12,707,581	12,315,561
Series C convertible redeemable preferred shares (par value $0.0001 per share, 2,419,909 shares and nil shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	12,205,835	—
Total Mezzanine Equity	68,868,762	55,316,068

Shareholders’ deficit
Ordinary shares (par value $0.0001 per share, 458,694,920 shares authorized, 44,069,300 shares issued and outstanding as of June 30, 2022 and 2021, respectively)	4,407	4,407
Additional paid-in capital	5,656,757	—
Statutory reserve	919,407	17,758
Accumulated deficit	(18,411,335)	(4,694,698)
Accumulated other comprehensive loss	(275,752)	(66,799)
Total shareholders’ deficit attributable to BaiJiaYun Limited	(12,106,516)	(4,739,332)

Non-controlling interests	2,081,311	249,828

Total shareholders’ deficit	(10,025,205)	(4,489,504)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$108,907,613	$84,880,912

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in US$, except for share and per share data)

	For the Years Ended June 30,
	2022	2021	2020
Revenues	$68,600,378	$41,449,420	$23,369,292
Cost of revenues	(50,168,530)	(22,921,696)	(10,054,871)
Gross profit	18,431,848	18,527,724	13,314,421

Operating expenses
Selling and marketing expenses	(7,378,885)	(6,538,770)	(3,305,713)
General and administrative expenses	(14,781,053)	(3,745,914)	(3,723,095)
Research and development expenses	(13,048,191)	(5,806,402)	(3,660,973)
Total operating expenses	(35,208,129)	(16,091,086)	(10,689,781)

(Loss) income from operations	(16,776,281)	2,436,638	2,624,640

Interest income, net	51,291	315,764	7,267
Investment income	768,454	777,758	529,735
Gain (loss) from equity method investments	580,816	(4,320)	—
Other income, net	1,118,105	465,649	625,539
(Loss) Income Before Income Taxes	(14,257,615)	3,991,489	3,787,181

Income tax benefit/(expenses)	1,637,485	(342,156)	(91,991)

Net (Loss) Income	(12,620,130)	3,649,333	3,695,190
Less: Net income (loss) attributable to non-controlling interests	194,858	192,125	(178,313)
Net (Loss) Income attributable to BaiJiaYun Limited	(12,814,988)	3,457,208	3,873,503
Accretion of convertible redeemable preferred shares	(3,865,430)	(3,029,529)	(1,796,987)
Deemed dividends to convertible redeemable preferred shareholders	—	(2,084,786)	—
Net income attributable to BaiJiaYun Limited’s preferred shareholders	—	—	(838,145)
Net (Loss) income attributable to BaiJiaYun Limited’s ordinary shareholders	$(16,680,418)	$(1,657,107)	$1,238,371

Net (Loss) Income	$(12,620,130)	$3,649,333	$3,695,190
Other comprehensive (Loss) Income
Foreign currency translation adjustments	(294,062)	(334,189)	146,001
Comprehensive (Loss) Income	(12,914,192)	3,315,144	3,841,191
Less: Comprehensive income (loss) attributable to non-controlling interests	194,858	192,125	(178,313)
Comprehensive (loss) income available to BaiJiaYun Limited	(13,109,050)	3,123,019	4,019,504
Accretion of convertible redeemable preferred shares	(3,865,430)	(3,029,529)	(1,796,987)
Deemed dividends to convertible redeemable preferred shareholders	—	(2,084,786)	—
Net income attributable to BaiJiaYun Limited’s preferred shareholders	—	—	(838,145)
Comprehensive (loss) income attributable to BaiJiaYun Limited’s ordinary shareholders	$(16,974,480)	$(1,991,296)	$1,384,372

Weighted average number of ordinary shares outstanding used in computing (loss) earnings per share
Basic and Diluted	44,069,300	41,204,669	38,417,461
(Loss) earnings per share
Basic and Diluted	$(0.38)	$(0.04)	$0.03

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED JUNE 30, 2022, 2021 and 2020

(All amounts in US$, except for share and per share data)

	Ordinary Shares
						Accumulated
			Additional			Other		Total
			Paid-in	Statutory	Accumulated	Comprehensive	Non-controlling	Shareholders’
	Shares	Amount	Capital	Reserve	Deficit	Income (Loss)	Interests	Deficit
Balance as of July 1, 2019	38,417,461	$3,842	$—	$3,697	$(5,847,156)	$121,389	$—	$(5,718,228)
Capital injection from non- controlling shareholders	—	—	—	—	—	—	465,342	465,342
Net income (loss)	—	—	—	—	3,873,503	—	(178,313)	3,695,190
Appropriation of statutory reserve	—	—	—	14,061	(14,061)	—	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	(1,796,987)	—	—	(1,796,987)
Foreign currency translation adjustments	—	—	—	—	—	146,001	—	146,001
Balance as of June 30, 2020	38,417,461	$3,842	$—	$17,758	$(3,784,701)	$267,390	$287,029	$(3,208,682)
Issuance of ordinary shares in exchange of acquisition of noncontrolling interests	4,024,415	402	532,208	—	—	—	(532,610)	—
Issuance of ordinary shares to employee share based payment platform	1,627,424	163	(163)	—	—	—	—	—
Contribution from a controlling shareholder for disposal of a subsidiary under common control	—	—	113,117	—	—	—	—	113,117
Capital injection from non- controlling shareholders	—	—	—	—	—	—	303,284	303,284
Net income	—	—	—	—	3,457,208	—	192,125	3,649,333
Accretion of convertible redeemable preferred shares	—	—	(747,110)	—	(2,282,419)	—	—	(3,029,529)
Deemed dividends to convertible redeemable preferred shareholders	—	—	—	—	(2,084,786)	—	—	(2,084,786)
Contribution from preferred shareholders in connection with modification	—	—	101,948	—	—	—	—	101,948
Foreign currency translation adjustments	—	—	—	—	—	(334,189)	—	(334,189)
Balance as of June 30, 2021	44,069,300	$4,407	$—	$17,758	$(4,694,698)	$(66,799)	$249,828	$(4,489,504)
Non-controlling interests arising from acquisition of subsidiary	—	—	—	—	—	—	1,721,734	1,721,734
Net income (loss)	—	—	—	—	(12,814,988)	—	194,858	(12,620,130)
Appropriation of statutory reserve	—	—	—	901,649	(901,649)	—	—	—
Share-based compensation	—	—	9,522,187	—	—	—	—	9,522,187
Accretion of convertible redeemable preferred shares	—	—	(3,865,430)	—	—	—	—	(3,865,430)
Foreign currency translation adjustments	—	—	—	—	—	(208,953)	(85,109)	(294,062)
Balance as of June 30, 2022	44,069,300	$4,407	$5,656,757	$919,407	$(18,411,335)	$(275,752)	$2,081,311	$(10,025,205)

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Years Ended June 30,
	2022	2021	2020
Cash Flows From Operating Activities:
Net (loss) income	$(12,620,130)	$3,649,333	$3,695,190
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	346,817	127,987	67,767
Amortization of operating lease right of use assets	620,638	582,591	386,374
Provision for doubtful accounts	7,785,457	630,729	123,686
Deferred income tax expenses	(2,115,834)	325,281	65,871
Deemed dividends from disposal of a subsidiary	—	113,117	—
Investment income on short-term investments	(768,454)	(777,758)	(529,735)
Gain (loss) from equity method investments	(580,816)	4,320	—
Share-based compensation	9,522,187	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(20,342,706)	(6,776,664)	(1,590,769)
Accounts receivable, net - related party	(99,142)	—	1,039,612
Notes receivable	(68,036)	—	—
Prepayments	(3,173,054)	(220,547)	(641,000)
Prepayments - related party	3,345	2,992	(304,720)
Inventories	(893,290)	1,129,854	(1,431,776)
Deferred contract costs	(7,789,043)	(2,460,723)	(80,123)
Due from related parties	230,847	(387,673)	302,522
Prepaid expenses and other current assets, net	(3,502,378)	(697,474)	227,015
Long-term deposits	243,445	(47,246)	(157,064)
Other non-current assets	(31,672)	—	—
Accounts and notes payable	15,761,060	6,657,056	895,977
Accounts and notes payable - related parties	—	—	(331,394)
Advance from customers	695,917	(935,942)	2,208,792
Advance from customers - related parties	(1,427,526)	1,656,824	(92,954)
Income tax payable	410,954	20,942	—
Deferred revenue	788,093	122,099	59,226
Deferred revenue - related party	(114,499)	169,264	(535,263)
Operating lease liabilities	(722,581)	(599,290)	(366,605)
Accrued expenses and other liabilities	18,179	2,540,968	1,315,468
Net cash provided by (used in) operating activities	(17,822,222)	4,830,040	4,326,097

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(544,336)	(249,592)	(195,585)
Capitalization of software development cost	(1,467,219)	(540,080)	—
Acquisition of long-term investments	(25,938,275)	(740,702)	—
Purchases of short-term investments	(172,619,138)	(281,980,074)	(103,983,751)
Redemption of short-term investments	173,026,814	293,337,203	96,426,652
Business combinations, net of cash acquired	25,018	—	—
Net cash provided by (used in) investing activities	(27,517,136)	9,826,755	(7,752,684)

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Years Ended June 30,
	2022	2021	2020

Cash Flows From Financing Activities:
Deposits received from a Series C preferred shareholder	—	11,325,712	—
Return of deposits received from a Series C preferred shareholder	(11,820,145)	—	—
Payment of deferred offering costs	—	(97,501)	—
Contribution from the non-controlling shareholders	—	303,284	465,342
Proceeds from issuance of Series B and Series B+ convertible redeemable preferred shares	—	28,028,845	—
Issuance cost in connection with issuance of Series B and Series B+ convertible redeemable preferred shares	—	(303,402)	—
Proceeds from issuance of Series C convertible redeemable preferred shares	11,807,305	—	—
Loans from related parties	15,049,091	78,730	4,983
Repayment to a related party	(2,071,373)	—	—
Proceeds from short-term borrowing	154,909	—	—
Net cash provided by financing activities	13,119,787	39,335,668	470,325

Effect of exchange rate changes on cash, cash equivalents and restricted cash	38,777	2,152,149	(105,673)

Net increase (decrease) in cash, cash equivalents and restricted cash	(32,180,794)	56,144,612	(3,061,935)
Cash, cash equivalents and restricted cash at beginning of the year	57,160,241	1,015,629	4,077,564
Cash, cash equivalents and restricted cash at end of the year	$24,979,447	$57,160,241	$1,015,629

Supplemental Cash Flow Information
Cash paid for interest expense	$417,272	$78,252	$—
Cash paid for income tax	$52,834	$812,026	$29,114

Non-cash Operating, Investing and Financing activities
Operating lease right of use assets obtained in exchange for operating lease liabilities	$738,894	$952,961	$130,400
Remeasurement of operating lease liabilities and right of use assets due to lease modification	$1,086	$—	$—
Accretion of convertible redeemable preferred shares	$3,865,430	$3,029,529	$1,796,987
Receivables from related parties settled with payables to related parties	$240,109	$—	$—
Deemed dividends to convertible redeemable preferred shareholders	$—	$2,084,786	$—
Contribution from preferred shareholders in connection with modification of interest rate in the event of redemption	$—	$101,948	$—
Issuance of shares in exchange for acquisition of equity interest in controlling subsidiaries	$—	$3,331,813	$—
Investment in an equity investee through borrowing from a related party	$—	$378,279	$—

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
	As of June 30,
	2022	2021	2020
Cash and cash equivalents	$16,603,102	$48,295,085	$831,397
Restricted cash	8,376,345	8,865,156	184,232
Total cash, cash equivalents and restricted cash at end of the year	$24,979,447	$57,160,241	$1,015,629

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS

BaiJiaYun Limited (the “Company” or “BaiJiaYun”) was incorporated on April 22, 2021, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on May 22, 2017, through its variable interest entity (“VIE”), BaiJiaYun Group Co., Ltd. (formerly known as “Beijing Baijia Shilian Technology Co., Ltd.”) (“BaiJiaYun VIE”), a limited liability company established under the laws of the People’s Republic of China (“PRC”), and the VIE’s subsidiaries. The Company is a global cloud computing company focusing on SaaS/PaaS and Video AI areas and provides comprehensive video and audio solutions to customers in various industries, including education, finance, healthcare, and information technology for their development and innovation.

As of June 30, 2022, the Company’s major subsidiaries, VIE and subsidiaries of the VIE are as follows:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Parent company:
BaiJiaYun Limited	April 22, 2021	Cayman Islands	Parent	Investment holding
Subsidiaries of BaiJiaYun
BaiJia Cloud Limited (“BaiJiaYun HK”)	May 6, 2021	Hong Kong	100	Investment holding
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	September 6, 2021	PRC	100	Investment holding
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	October 27, 2021	PRC	100	Investment holding
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	September 13, 2021	PRC	100	Investment holding
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	January 21, 2022	PRC	100	Investment holding
VIE
BaiJiaYun VIE	May 22, 2017	PRC	VIE	Provision of cloud computing services
VIE’s Subsidiaries
Wuhan Baijia Cloud Technology Co., Ltd. (“Wuhan BaiJiaYun”) (2)	August 7, 2017	PRC	100% owned by VIE	Provision of cloud computing services
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	June 13, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	June 18, 2019	PRC	51% owned by VIE before January 1, 2021, and 100% owned by VIE afterwards	Provision of cloud computing services
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	April 8, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology ”)	October 12, 2019	PRC	70% owned by VIE before January 1, 2021, and 100% owned by VIE afterwards	Provision of cloud computing services
Beijing Baijiayun Digital Technology Co., Ltd. (formerly known as “Beijing Haoyu Xingchen Cultural Communication Co., Ltd.”) (“Haoyu Xingchen”)	June 23, 2020	PRC	100% owned by VIE	Provision of cloud computing services
Xi'an Baijiayun Information Technology Co., Ltd. (“Xi'an BaiJiaYun”)	January 7, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	April 13, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Chengdu Digital Bird Technology Co., Ltd. (“Chengdu BaiJiaYun”)	April 8, 2015	PRC	100% owned by VIE since August 3, 2020, and disposed of in June 2021	Provision of cloud computing services
Wuhan BaiJiaShiLian Technology Co., Ltd. (“Wuhan BaiJiaShiLian”) (1)	December 12, 2018	PRC	100% owned by VIE since September 15, 2021	Provision of cloud computing services
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	November 3, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Shanghai BaiJiaYun Technology Co., Ltd. (“Shanghai BaiJiaYun”)	October 22, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Deran Technology Co., Ltd. (“Beijing Deran”)	May 29, 2012	PRC	51% owned by VIE since March 24, 2022	Provision of cloud computing services
(1)	The Company acquired Wuhan BaiJiaShiLian in September 2021. Wuhan BaiJiaShiLian did not commence any operation at the acquisition date and has immaterial net assets.
(2)	The Company disposed of Wuhan BaiJiaYun in September 2022, see Note 20.

On September 7, 2021, BaiJiaYun WFOE entered into a series of agreements (the “VIE Agreements”) with BaiJiaYun VIE and the shareholders of BaiJiaYun VIE. The VIE Agreements are designed to provide BaiJiaYun WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of BaiJiaYun VIE, including absolute control rights and the rights to the management, operations, assets, property and revenue of BaiJiaYun VIE. The purpose of the VIE Agreements is solely to give BaiJiaYun WFOE the controlling financial interest over BaiJiaYun VIE’s management and operations.

On September 7, 2021, BaiJiaYun completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of BaiJiaYun prior to the reorganization. BaiJiaYun and BaiJiaYun HK were established as the holding companies of BaiJiaYun WFOE. BaiJiaYun WFOE is the primary beneficiary of BaiJiaYun VIE and its subsidiaries, and all of these entities are under common control which results in the consolidation of BaiJiaYun VIE and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value (“Reorganization”). The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

VIE Agreements with BaiJiaYun VIE

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting customers and suppliers), is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in value-added telecommunications services (except for e-commerce) in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List and other applicable laws and regulations. BaiJiaYun is a Cayman holding company of BaiJiaYun WFOE and is a foreign invested enterprise. To comply with these regulations, the Company conducts substantially all of its activities in PRC through BaiJiaYun VIE and its subsidiaries. As such, BaiJiaYun VIE and its subsidiaries are controlled through VIE Agreements in lieu of direct equity ownership by the Company.

The key terms of the VIE Agreements are as summarized below:

Shareholders’ Power of Attorney

Pursuant to the shareholders’ Power of Attorney entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and the shareholders of BaiJiaYun VIE, each shareholder of BaiJiaYun VIE irrevocably authorized BaiJiaYun WFOE or any person(s) designated by BaiJiaYun WFOE to exercise such shareholder’s rights in BaiJiaYun VIE, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder’s equity interest in BaiJiaYun VIE, and other shareholders’ voting rights permitted by the Articles of Association of BaiJiaYun VIE. The shareholders’ Power of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of BaiJiaYun VIE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and the shareholders of BaiJiaYun VIE, the shareholders of BaiJiaYun VIE pledged all of their equity interests in BaiJiaYun VIE to BaiJiaYun WFOE to guarantee their and BaiJiaYun VIE’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by BaiJiaYun WFOE in enforcing such obligations of BaiJiaYun VIE or its shareholders. In the event of default defined therein, upon written notice to the shareholders of BaiJiaYun VIE, BaiJiaYun WFOE, as pledgee, will have the right to dispose of the pledged equity interests in BaiJiaYun VIE and priority in receiving the proceeds from such disposition. The shareholders of BaiJiaYun VIE agree that, without BaiJiaYun WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness has been fully paid. The shareholders and BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. BaiJiaYun has completed the registration of the equity pledges with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between BaiJiaYun WFOE and BaiJiaYun VIE, dated September 7, 2021, BaiJiaYun WFOE has the exclusive right to provide to BaiJiaYun VIE technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. BaiJiaYun WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. BaiJiaYun VIE agrees to pay BaiJiaYun WFOE service fees at an amount as determined by BaiJiaYun WFOE. This agreement will remain effective, and unless terminated in accordance with the provisions of this agreement or terminated in writing by BaiJiaYun WFOE. BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. The exclusive business cooperation agreement took effective on September 7, 2021, and BaiJiaYun WFOE did not charge service fee to BaiJiaYun VIE for the years ended June 30, 2021 and 2020.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and each of the shareholders of BaiJiaYun VIE, each shareholder of BaiJiaYun VIE irrevocably granted BaiJiaYun WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in BaiJiaYun VIE, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of BaiJiaYun VIE and BaiJiaYun VIE undertake that, without the prior written consent of BaiJiaYun WFOE, they may not increase or decrease the registered capital or change its structure of registered capital, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in BaiJiaYun VIE held by the shareholders of BaiJiaYun VIE are transferred or assigned to BaiJiaYun WFOE or its designated person(s). The shareholders and BaiJiaYun VIE shall not have any rights to terminate this agreement in any event unless otherwise required by PRC laws.

The Company believes that BaiJiaYun VIE is considered a VIE under Accounting Codification Standards (“ASC”) 810, “Consolidation”, because the equity investors in BaiJiaYun VIE no longer have the characteristics of a controlling financial interest, and the Company, through BaiJiaYun WFOE, is the primary beneficiary of BaiJiaYun VIE and controls BaiJiaYun VIE’s operations. Accordingly, BaiJiaYun VIE has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of BaiJiaYun VIE, which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with BaiJiaYun VIE reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of BaiJiaYun VIE. BaiJiaYun WFOE is obligated to absorb a majority of the loss from BaiJiaYun VIE activities and receive a majority of BaiJiaYun VIE’s expected residual returns. In addition, BaiJiaYun VIE’s shareholders have pledged their equity interest in BaiJiaYun VIE to BaiJiaYun WFOE, irrevocably granted BaiJiaYun WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in BaiJiaYun VIE and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by BaiJiaYun WFOE. Under the accounting guidance, the Company is deemed to be the primary beneficiary of BaiJiaYun VIE and the financial positions, operating results and cash flows of BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, “Business Combinations”, as BaiJiaYun and BaiJiaYun VIE are under common control, the Reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying consolidated financial statements give retrospective effect to the Reorganization, whereby the assets and liabilities of the BaiJiaYun VIE and its subsidiaries are reflected at the historical carrying values and their operations are presented as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The following amounts and balances of BaiJiaYun VIE and its subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions as of June 30, 2022 and for the year then ended:

As of June 30,
2022
ASSETS
Current Assets
Cash and cash equivalents	$9,765,574
Restricted cash	8,376,345
Short-term investments	7,775,682
Notes receivable	107,662
Accounts receivable, net	22,522,334
Accounts receivable - related party	95,549
Prepayments	1,604,496
Prepayments - related party	313,678
Inventories	1,831,796
Deferred contract costs	9,555,837
Due from related parties	89,578
Prepaid expenses and other current assets, net	2,467,269
Total Current Assets	64,505,800

Property and equipment, net	529,988
Intangible assets, net	3,345,419
Operating lease right of use assets	753,686
Deferred tax assets	2,193,792
Long-term deposits	—
Long-term investments	25,012,046
Goodwill	1,144,824
Other non-current assets	366,441
Total Non-Current Assets	33,346,196

Total Assets	$97,851,996

LIABILITIES
Current Liabilities
Deposit payable	$—
Short-term borrowing	149,296
Accounts and notes payable	21,898,915
Advance from customers	5,905,599
Advance from customers - related parties	268,905
Income tax payable	3,716
Deferred revenue	1,001,372
Deferred revenue - related party	63,911
Due to related parties	1,492,961
Operating lease liabilities, current	328,066
Accrued expenses and other liabilities	4,473,825
Total Current Liabilities	35,586,566

Deferred tax liabilities	209,612
Operating lease liabilities, noncurrent	354,051

Total Liabilities	$36,150,229

For the year Ended
June 30,
2022
Revenues	$68,600,378
Cost of revenues	$(50,047,764)
Total operating expenses	$(35,067,782)
Net loss	$(12,271,120)
Net cash used in operating activities	$(15,304,581)
Net cash used in investing activities	$(27,372,316)
Net cash used in financing activities	$(10,014,503)

The Company's business has been directly operated by the BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries. As of June 30, 2021 and 2020, BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries accounted for 100% of the Company’s consolidated total assets and consolidated total liabilities. For the years ended June 30, 2021 and 2020, the BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries accounted for 100% of the Company’s consolidated revenues, net income, and cash flows.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations other than the right of use assets. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of BaiJiaYun or any of its consolidated subsidiaries.

No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require BaiJiaYun or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, BaiJiaYun or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

Risks in relation to the VIE structure

It is possible that the Company’s operations of certain of its businesses through the VIE could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition, and results of operations.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

●	revoke the Company’s business and operating licenses;
●	require the Company to discontinue or restrict operations;
●	restrict the Company’s right to collect revenues;
●	block the Company’s platforms;
●	require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

●	impose additional conditions or requirements with which the Company may not be able to comply; or
●	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s businesses.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate VIE and VIE’s subsidiaries in the consolidated financial statements as the Company may lose the ability to exert effective control over VIE and VIE’s shareholders, and the Company may lose the ability to receive economic benefits from the VIE.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and consolidated VIE and its subsidiaries for which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to exercise the absolute power to direct the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated.

All transactions and balances among the Company’s subsidiaries, including the VIE and VIE’s subsidiaries, have been eliminated upon consolidation.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting. The purchase price of the acquisition is allocated to the assets, including separately identifiable assets and liabilities the Company acquired and non-controlling interests, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive income (loss).

Non-controlling Interests

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the VIE. For the Company’s consolidated financial statements, non-controlling interests represent minority shareholders’ 49% equity interests in Henan BaiJiaYun, Xi’an BaiJiaYun and Beijing Deran as of June 30, 2022, and minority shareholders’ 49% equity interests in Henan BaiJiaYun and Xi’an BaiJiaYun as of June 30, 2021.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income (loss) to distinguish the interests from that of the Company.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the selling price of products and services in multiple performance obligation revenue arrangements, determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts for accounts receivable and other receivables, estimates for inventory and deferred contract cost provisions, valuation allowance for deferred tax assets, share-based compensation, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation relating to business acquisitions, the fair value of ordinary shares and redeemable convertible preferred shares.

The coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on our customers and our sales cycles. During the years ended
June 30, 2022, 2021 and 2020, our estimates and assumptions required increased judgment and carried a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

Cash and Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of bank deposits, as well as highly liquid investments with original maturities less than three months, which are unrestricted as to withdrawal or use. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes and the start-up support funds supervised by government that were exclusively used for high-level entrepreneurial talents.

Short-term Investments

Short-term investments consist of wealth management products issued by certain banks or financial institutions with variable interest rates, which are callable on demand or redeemable by the Company at a periodic term within three months. In accordance with ASC 825, “Financial Instruments”, for financial products with variable interest rates referenced to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value with fair value change gains or losses recorded in the investment income in the consolidated statements of operations and comprehensive income (loss). As a practical expedient, the Company uses the net asset value (“NAV”) or its equivalent to measure the fair value of the wealth management products. NAV is primarily determined based on information provided by these banks or financial institutions. As of June 30, 2022 and 2021, the Company had short-term investments of $7,854,809 and $7,787,897, respectively, including gross unrealized gains of $28,239 and $43,883, respectively.

Accounts Receivable, Net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories, primarily consisting of finished goods, which also include goods in transit, are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (“FIFO”) method and includes all costs to acquire and other costs to bring the inventories to their present location and condition.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations and comprehensive income (loss). The Company did not record write-down of potentially obsolete or slow-moving inventories or lower of cost or market adjustment for the years ended June 30, 2022, 2021 and 2020.

Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets primarily include other receivables, VAT recoverable and income tax recoverable. The Company records impairment losses for other receivables based on assessments of the recoverability of the receivables. The provision is recorded against the receivable balance with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

Provisions for doubtful accounts of other receivables were $1,712,524, $29,380 and $(8,601) for the years ended June 30, 2022, 2021 and 2020, respectively. The provision made in the year ended June 30, 2022 was mainly associated with a receivable arising from the redemption of a pre-matured investment of 4.95% equity interest in a privately held entity for a cash consideration of $1,494,994 (RMB 9,900,000). The Company did not receive the proceeds in time and filed a lawsuit against the investee and fully reserved the receivable based on the assessment on its collectability in the foreseeable future.

Long-term Investments

Long-term investments consist of the following types of investments.

Equity investment accounted for using the equity method

In accordance with ASC 323, “Investments – Equity Method and Joint Ventures”, the Company accounts for the investment using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of the equity method investee’s net income or loss into earnings after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continuously reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company-specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below the carrying value and the Company’s intent and ability to retain the investment until the recovery of its cost. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Equity investment without readily determinable fair value measured at Measurement Alternative

The Company elects to record equity investments in a privately held company without readily determinable fair value, over which the Company does not have control or exercise significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes, in accordance with ASC 321, “Investments – Equity Securities”. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for identical or similar investments of the same issuer.

Equity investment in a privately held company accounted for using the measurement alternative is subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic.

As of June 30, 2022 and 2021, the Company did not record any impairment loss against the long-term investments.

Property and Equipment, Net

Property and equipment primarily consist of electronic equipment and leasehold improvements and are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life of 3 to 5 years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible Assets, Net

Intangible assets mainly include capitalized software development costs and certain intangible assets arising from business combination. The Company capitalizes certain software development costs related to the internally used unified communications platform during the application development stage. The costs related to preliminary project activities and post-implementation activities are expensed as incurred. As of June 30, 2022, the platform was not ready for its intended use. Its estimated useful life will be determined and periodically reassessed based on considerations for obsolescence, technology, competition, and other economic factors.

Acquired intangible assets from business combination are recognized and measured at fair value at the time of acquisition. Amortization methods and estimated useful lives of the respective assets are set out as follows:

Category	Amortization Method	Estimated Useful Life
Capitalized software development costs	N/A	N/A
Intangible assets arising from business combination
Distribution channel	Accelerated method	10 years
Technology	Straight-line method	10 years
Other	Straight-line method	5 years

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in the business combination.

In accordance with ASC 350, “Intangibles – Goodwill and Others”, goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test.

When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach. No impairment charge was recognized for the year ended June 30, 2022.

Impairment of Long-lived Assets Other Than Goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Company had originally estimated.

When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended June 30, 2022, 2021 and 2020.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2022 and 2021, deferred offering costs of $100,000 were included in the prepaid expenses and other current assets in the consolidated balance sheets.

Operating Leases

The Company leases its offices that are classified as operating leases in accordance with ASC 842, “Leases”. Operating leases are required to be recorded in the balance sheet as right of use assets and lease liabilities, initially measured at the present value of the lease payments. The Company elected the short-term lease exemption for those lease terms that are 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at the inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right of use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. When a lease is terminated, the right of use asset and operating lease liability associated with the lease are derecognized and any difference between the carrying amounts of the right of use asset and the lease liability is recognized in earnings as a gain or loss. All right of use assets are reviewed for impairment. There was no impairment for right-of-use lease assets for the years ended June 30, 2022, 2021 and 2020.

Notes Payable

Notes payable, included in accounts and notes payable in the consolidated balance sheets, represents bank and commercial acceptance notes issued by the Company to its vendors in the normal course of business. Bank and commercial acceptance notes do not bear interest. As of June 30, 2022 and 2021, the Company pledged cash in the amount of $8,376,345 and $6,809,224, respectively, to the endorsing banks to issue bank and commercial acceptance notes.

Holders of the acceptance notes are allowed to cash the acceptance notes before the stated maturity, in which case the bank will charge the Company a fee regarding the early cashout. The fee is calculated based on the interest rate on a given day. The effective annual interest rate used to calculate the early cashout fee is around 2% and 2.9% for the years ended June 30, 2022 and 2021, respectively. There was no notes payable issued by the company for the year ended June 30, 2020. The early cashout fee, if any, is included in interest income, net, in the consolidated statements of operations and comprehensive income (loss).

Revenue Recognition

The Company accounts for its revenue according to ASC 606, “Revenue from Contracts with Customers”, pursuant to which, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding value-added taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily generated revenues from contracts with customers through the following arrangements:

SaaS/PaaS services

The SaaS/PaaS services were comprised of real-time engagement services and SMS services.

Real-time engagement services

The Company provides customers with SaaS/PaaS related services which are real-time engagement services for customers accessing the Company’s enterprise cloud computing platform. The usage-based fees are earned from customers, and the unit price for each use is fixed in the contracts. The performance obligation associated with the platform access is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Certain SaaS/PaaS related service contracts provide both hardware and real-time engagement services for a predetermined period of time regardless of usage consumed during the period. The transaction price is allocated between the hardware and services to reflect their standalone selling prices which are observable in the Company’s operations.

The Company identifies two performance obligations in such SaaS/PaaS service contracts, as the customers can benefit from services and hardware separately. The performance obligation associated with the real-time engagement service is satisfied on a time elapse basis over the predetermined period, and the performance obligation associated with the hardware is satisfied at the point of acceptance by the customers.

SMS services

The Company offers customers with a customer engagement platform with software designed to address specific use cases and a set of Application Programming Interfaces (“API”) to send and receive short messages. It uses intelligent sending features to ensure messages reliably reach end users wherever they are. The customers build use cases, such as appointment reminders, delivery notifications, order confirmations and many two-way and conversational use cases. The usage-based fees are earned from customers, and the unit price for each short message is fixed in the contracts. The performance obligation associated with the platform-assisted message distribution is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Cloud related services

The cloud related services were comprised of customized platform development services and sale of software license and other cloud related services.

Customized platform development services

The Company provides customized platform development services to customers who aim to create a system that is integrated and large in nature. In this arrangement, the Company develops certain modules, which, once developed, together with other modules from other vendors, will be integrated into the customer’s system. The module is not functional and does not benefit the customer on its own. The module is highly customized and developed specifically for the customer’s needs. The Company does not provide any technical support service for such module and has no further obligation once the module is accepted. The Company recognizes revenue from customized platform development services at the point of customer acceptance.

Software license and other cloud related service

The Company provides software licenses for customers to be used for online schools or corporation training sessions. The software licenses are created based on an existing software framework with certain customization or design to meet the needs of different customers. Each developed software is functional on a standalone basis without any further upgrade or support and is regarded as a functional intellectual property. The control of the software license is transferred to the customer and the Company does not retain the right to limit the use of the software once transferred. The Company recognizes revenue of software license at the point of customer acceptance.

In certain contracts, the Company provides technical support service to the customer subsequent to the transfer of software license for a period of time, typically 12 months from customer acceptance. The transaction price is fixed in the contract and the Company allocates the transaction price to software license and technical support service by reference to their relative standalone selling price estimated using a residual approach. The Company recognizes revenue of technical support service over the service period.

In addition, the Company started to provide other software related services to customers, including design of online advertising videos and operation of online accounts in popular apps, during the year ended June 30, 2021. For the years ended June 30, 2022 and 2021, the revenue generated from these services was immaterial.

AI Solution services

The Company’s AI solution services pertain to arrangements with customers where the Company purchases or customizes a software development kit based on the customer’s specific requirements, integrated it into a hardware, and sells hardware to the customer. AI solution services are considered as a single performance obligation, as the individual components of the software and hardware are not sold on a standalone basis and are not separated in the context of the contracts. Transaction price is fixed in the contracts. The Company recognizes revenues at the point of customer acceptance of the hardware. The AI solution services contract also provides standard warranty to the customers for a period of 12 months. The Company historically incurred little cost on the warranty and did not accrue warranty liabilities for these AI solution services.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2022 and 2021, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired solely for the purpose of providing certain cloud related services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenue upon the recognition of the related revenue. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2022 and 2021, the Company had deferred contract costs in the amount of $10,023,720 and $2,611,048, respectively. The amount of deferred contract costs charged to cost of revenues was $2,611,048, $79,736 and $nil, respectively, for the years ended June 30, 2022, 2021 and 2020. As of June 30, 2022 and 2021, no impairment allowance was recorded.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue, including the balances with related parties. Deferred revenue balance represents amount the Company has received from its customers from contracts primarily related to the real-time engagement services to be provided for a predetermined period of time under the SaaS/PaaS service arrangement, and the technical support service related to the software license product sales under the cloud related product and service arrangement. The consideration received from customers related to the remaining arrangements are included in advance from customer balance.

Customer advances of $3,292,117, $5,557,572 and $3,722,717 as of June 30, 2021, 2020 and 2019 were recognized as revenues in the years ended June 30, 2022, 2021 and 2020, respectively. Deferred revenue of $269,787, $121,388 and $612,467 as of June 30, 2021, 2020 and 2019, respectively, were recognized as revenues in the years ended June 30, 2022, 2021 and 2020, respectively.

Practical expedients

Payment terms and conditions vary by contract type; however, the Company’s terms include a requirement of payment, which is generally within a year if not paid in advance. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when transfer a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Additionally, the Company has applied the practical expedient to not capitalize incremental costs of obtaining a contract if the amortization would be less than 12 months.

Disaggregation of revenue

For the years ended June 30, 2022, 2021 and 2020, all of the Company’s revenue was generated in the PRC and contributed by the VIE and VIE’s subsidiaries. The Company disaggregates revenue into three revenue streams, consisting of SaaS/PaaS services, cloud related services and AI solution services, as follows:

	For the Years Ended June 30,
	2022	2021	2020
SaaS/PaaS services:
Real-time engagement services	$14,841,071	$15,344,241	$21,387,895
SMS services	16,429,769	5,959,759	—
Subtotal	31,270,840	21,304,000	21,387,895
Cloud related services
Customized platform development services	10,284,571	—	—
Software license and other cloud related services	1,912,252	2,657,900	1,143,360
Subtotal	12,196,823	2,657,900	1,143,360
AI solution services	25,132,715	17,487,520	838,037
Total revenues	$68,600,378	$41,449,420	$23,369,292

The Company disaggregates revenue by transferal of products/services as follows:

	For the Years Ended June 30,
	2022	2021	2020
Services transferred over time	$27,955,419	$18,217,045	$20,303,971
Services transferred at a point in time	11,956,134	2,387,548	1,050,535
Goods transferred at a point in time	28,688,825	20,844,827	2,014,786
Total revenues	$68,600,378	$41,449,420	$23,369,292

Cost of Revenues

Cost of revenues consists primarily of cost of hosting services purchased from data center operator, costs of business channels purchased from major mobile operating companies in the PRC, personal costs for system maintenance and hardware and software products purchased for certain projects, such as AI solution service projects. These costs are charged to the consolidated statements of operations and comprehensive income (loss) as incurred.

Value-added Taxes

Revenue is recognized net of value-added taxes (“VAT”). The VAT is based on the gross sales price. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is included in prepaid expenses and other current assets if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries, VIE and the VIE’s subsidiaries incorporated in the PRC, have been and remain subject to examination by the tax authorities.

Income Taxes

The Company accounts for deferred taxes in accordance with ASC 740, “Income Taxes”, based on the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Share-based Compensation

The Company has granted share-based awards in the form of share options and restricted stock units (“RSU”) to eligible employees and officers. These share-based awards are accounted for in accordance with ASC 718, “Compensation – Stock-based Compensation”. Share-based awards granted to employees and officers are measured at the grant date fair value of the awards and recognized as expenses over the vesting period, which is generally the requisite service period as required by the option agreement. For graded vesting awards with only service condition, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. When no future services are required to be performed by the employee in exchange for an award of equity instruments and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses of $697,827, $1,989,407, and $405,126 for the years ended June 30, 2022, 2021 and 2020, respectively, were included in selling and marketing expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee wages and benefits, including stock-based compensation expense, for research and development personnel. Research and development costs are expensed as incurred in accordance with ASC 730, “Research and Development”.

Government Grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized when received. Government grant with certain operating conditions is recorded as liability when received and will be recognized in earnings when the conditions are met. For the years ended June 30, 2022, 2021 and 2020, the Company recognized government grant of $191,163, $541,136 and $745,296, respectively, in other income, net in the consolidated statements of operations and comprehensive income (loss). There was no government grant deferred and included in liabilities as of June 30, 2022 and 2021.

Related Party Transaction

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures”.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Foreign Currency Translation and Transaction

The Company uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities is Renminbi (“RMB”) as determined based on the criteria of ASC 830, “Foreign Currency Matters”.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recognized in earnings.

The financial statements of the Company’ subsidiaries, VIE and VIE’s subsidiaries using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Company’s subsidiaries, VIE and VIE’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rate, while income and expense items are translated at average exchange rate prevailing during the fiscal year, representing the index rates stipulated by U.S. Federal Reserve. Equity is translated at historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income or loss on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of June 30,
	2022	2021	2020
Year-end spot rate	6.6981	6.4566	7.0651

	For the Year Ended
	June 30,
	2022	2021	2020
Average rate	6.4554	6.6221	7.0309

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows”, cash flows from the Company, its subsidiaries, VIE and VIE’s subsidiaries’ operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Earnings (Loss) per Share

In accordance with ASC 260, “Earnings Per Share”, basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares and the deemed dividends to preference shareholders, if any, by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the loss.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares, and the exercise of outstanding share options and RSUs. The Company had convertible redeemable preferred shares, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net earnings (loss) per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive, and the effect of share options and RSUs is computed using the treasury method. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, deposit payable, accounts and notes payable and accrued expenses and other liabilities. The Company measures short-term investments at fair value on a recurring basis. Short-term investments include wealth management products issued by certain banks and financial institutions, which are valued based on the NAV or its equivalent provided by these banks or financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of June 30, 2022 and 2021, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

Commitments and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment.

Concentration and Credit Risk

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2022, 2021 and 2020, $24,979,447, $57,160,241 and $1,015,629 were deposited in financial institutions in the PRC, and each bank provides a deposit insurance with the maximum limit of RMB500,000 (equivalent to approximately $78,500) to each of the Company’s subsidiaries who has an associated account(s) in that bank. None of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) insurance. To limit the exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2)	Foreign currency risk

Substantially all of the Company’s revenues and expenses and assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3)Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers. As of June 30, 2022, three customers accounted for 12%, 12%, and 11% of total accounts receivable, respectively. As of June 30, 2021, three customers accounted for 25%, 15%, and 12% of total accounts receivable, respectively. No customer accounted for 10% or more of total revenue for the years ended June 30, 2022, 2021 and 2020.

4)	Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (ASC 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which amends Subtopic 326-20 (created by ASU 2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”;, in May 2019, the FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”;, in November 2019, the FASB issued ASU 2019-10, “Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, and in March 2022, the FASB issued ASU 2022-02, “Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures” to provide further clarifications on certain aspects of ASU 2016-13 and to extend the nonpublic entity effective date of ASU 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and, in connection with the consummation of the merger with Fuwei Film (Holdings) Co., Ltd. as discussed in Note 20, the Company adopted ASC 326 on July 1, 2022 using a modified retrospective approach and does not expect a material impact on its consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, “Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”. ASU 2021-04 codifies how an issuer should account for modifications made to equity-classified written call options. The guidance in ASU 2021-04 requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, The Company does not expect the adoption of this update to have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and for all other entities, December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which requires disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The standard is effective for fiscal years beginning after December 15, 2021. The Company does not expect the adoption of this update to have a material impact on its consolidated financial statements and accompanying disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), and consolidated statements of cash flows.

3 – ACQUISITION OF NON-CONTROLLING INTERESTS

On January 1, 2021, BaiJiaYun VIE entered into a security purchase agreement (“SPA”) with a third-party individual who owned the 30% equity interest of Baijia Cloud Technology, together a management shareholder of the Company. Pursuant to the SPA and in substance, BaiJiaYun VIE acquired 30% equity interest of Baijia Cloud Technology by issuing 366,170 ordinary shares of BaiJiaYun VIE to the management shareholder of the Company, who in turn paid the equivalent value of consideration to the third-party individual. Upon closing of the acquisition of the 30% equity interest, BaiJiaYun VIE became the sole shareholder of Baijia Cloud Technology. The Company accounted for the transaction as an equity transaction and recognized the difference between the carrying amount of the non-controlling interests of $96,735 and the share consideration of $303,152 determined taking into account independent valuations as a reduction against additional paid-in capital.

On January 1, 2021, BaiJiaYun VIE entered into a security purchase agreement (“SPA”) with a third-party individual who owned the 49% equity interest of Baijiayun Information Technology, together a management shareholder of the Company. Pursuant to the SPA and in substance, BaiJiaYun VIE acquired 49% equity interest of Baijiayun Information Technology by issuing 3,658,245 ordinary shares of BaiJiaYun VIE to the management shareholder of the Company, who in turn paid the equivalent value of consideration to the third-party individual. Upon closing of the acquisition of the 49% equity interest, BaiJiaYun VIE became the sole shareholder of Baijiayun Information Technology. The Company accounted for the transaction as an equity transaction and recognized the difference between the carrying amount of the non-controlling interests of $435,875 and the share consideration of $3,028,661 determined taking into account independent valuations as a reduction against additional paid-in capital.

4 - DISPOSAL OF A SUBSIDIARY

On August 3, 2020, BaiJiaYun VIE acquired 100% equity interest in Chengdu BaiJiaYun at cash consideration of $148,442 (RMB 983,000) from two third party individuals. On June 16, 2021, BaiJiaYun VIE transferred 100% equity interest in the subsidiary, at nil consideration, to Nanjing Shilian Technology Co., Ltd. (“Nanjing Shilian”), which is the controlling shareholder of the Company.

For the period from August 3, 2020 through June 16, 2021, Chengdu BaiJiaYun did not generate operating revenue, and incurred net loss amounted to $261,559, the abstract amount of which accounted for 6.4% of consolidated net income for the year ended June 30, 2021. Net negative assets of Chengdu BaiJiaYun amounted to $113,117 as of disposal date, and the abstract amount of which accounted for 0.2% of the consolidated net assets of the Company as of June 30, 2021. The management believed the transfer of equity interest in Chengdu BaiJiaYun does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The transfer of equity interest is not accounted for as discontinued operations in accordance with ASC 205-20. The Company accounted for the transfer of equity interest in a subsidiary under common control as a capital transaction, and the difference between consideration and carrying amount of Chengdu BaiJiaYun of $113,117 was charged to the account of “additional paid-in capital”.

5 – BUSINESS ACQUISITION AND GOODWILL

On March 24, 2022, the Company acquired an additional 17.62% equity interest of Beijing Deran, an investee the Company previously held 33.38% equity interest and accounted for using equity method, for a purchase consideration of $830,324 (RMB5,286,676). Upon the acquisition, Beijing Deran became a consolidated subsidiary of the Company, the equity and income attributable to the minority shareholders is recorded and presented as non-controlling interests.

The total purchase consideration of $830,324 consisted of a cash payment of $568,622, which was paid in full in April 2022, settlement of receivable from the seller in the amount of $124,660, and assumption of liabilities in the amount of $137,042. The assets and liabilities of Beijing Deran were recorded at their respective estimated fair value as of the acquisition date.

As a result of this transaction, the carrying value of the Company’s previously held equity interest was remeasured to fair value, and resulted in a non-recurring, non-cash gain of $203,473 included in gain (loss) from equity method investments, net in the consolidated statements of operations and comprehensive income (loss) for the year ended June 30, 2022.

The following table presents the purchase price allocation of the assets acquired and liabilities assumed and the related deferred income taxes at the acquisition date. The dollar amount presented in the table was based on the exchange rate of RMB1.00 to US$0.157 on March 24, 2022.

	Amount	Amortization
	US$	Years
Current assets	1,146,737
Property and equipment, net	816
Distribution channel	1,020,889	10
Technology	486,886	10
Total identifiable assets acquired	2,655,328

Current liabilities	73,906
Deferred tax liabilities	236,768
Total liabilities assumed	310,674

Net identifiable assets acquired	2,344,654
Total purchase consideration	830,324
Fair value of previously held equity interest	996,954
Fair value of non-controlling interests	1,721,734
Goodwill	1,204,358

Goodwill, which is not tax deductible is related to synergies expected to arise after the acquisition.

The fair values of the non-controlling interest and previously held equity interest were determined using the Discounted Cash Flow (“DCF”) method, the fair value of the distribution channel was determined using the Multi-period Excess Earnings Method, and the fair value of the technology was determined using the Relief from Royalty Method, all of which were under the income approach.

The determination of fair values involves the use of significant judgments and estimates. The judgments used to estimate the fair value assigned to assets acquired and liabilities assumed, the intangible asset life and non-controlling interests, as well as the significant assumptions, can materially impact the Company’s consolidated financial statements. Significant assumptions used for the models included but not limited to the weighted average cost of capital, forecasted operating cash flows, discount rates, attrition rate, and royalty saving rate. The Company utilized the assistance of third-party valuation appraisers to determine the fair values as of the date of acquisition.

Since the acquisition date, Beijing Deran contributed revenues and net loss of $363,248 and $67,901 to the Company from March 25, 2022 to June 30, 2022, respectively. Pro forma results reflecting this transaction were not presented because it is not significant to the Company’s consolidated financial results.

6 - ACCOUNTS RECEIVABLE, NET

As of June 30, 2022 and 2021, accounts receivable, net consisted of the following:

	As of June 30,
	2022	2021
Accounts receivable	$29,152,294	$9,862,915
Less: Doubtful allowance	(6,629,960)	(806,140)
	$22,522,334	$9,056,775

Provisions for doubtful accounts of accounts receivable were $6,072,933, $601,350 and $132,287 for the years ended June 30, 2022, 2021 and 2020, respectively. Movement of allowance for doubtful accounts was as follows:

	For the Years Ended June 30,
	2022	2021	2020
Balance at beginning of the year	$806,140	$173,066	$42,627
Charge to expenses	6,072,933	601,350	132,287
Foreign exchange gain (loss)	(249,113)	31,724	(1,848)
Balance at end of the year	$6,629,960	$806,140	$173,066

7 - PROPERTY AND EQUIPMENT, NET

As of June 30, 2022 and 2021, property and equipment, net consisted of the following:

	As of June 30,
	2022	2021
Electronic equipment	$777,547	$585,723
Leasehold improvements	230,635	—
Office equipment	83,226	1,850
	1,091,408	587,573
Less: Accumulated depreciation	(506,215)	(220,798)
Property and equipment, net	$585,193	$366,775

For the years ended June 30, 2022, 2021 and 2020, depreciation expenses were $309,639, $127,987 and $67,767, respectively.

8 – INTANGIBLE ASSETS, NET

As of June 30, 2022 and 2021, intangible assets, net, consisted of the following:

	As of June 30,
	2022	2021
Capitalized software development costs	$1,948,008	$553,924
Distribution channel	970,424	—
Technology	462,818	—
Other	4,133	—
	3,385,383	553,924
Less: Accumulated amortization	(39,964)	—
Intangible assets, net	$3,345,419	$553,924

For the years ended June 30, 2022, 2021 and 2020, amortization expenses were $37,178, $nil and $nil, respectively.

Estimated future amortization expense related to intangible assets held as of June 30, 2022 is as follows:

Year ended June 30,
2023	$503,814
2024	576,651
2025	559,448
2026	542,245
2027	525,042
Thereafter	638,219
Total	$3,345,419

9 – LEASES

The Company leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 5 months and 60 months. The Company includes the renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of June 30,
	2022	2021
Right of use assets	$1,327,575	$1,257,911
Operating lease liabilities, current	625,048	574,825
Operating lease liabilities, noncurrent	551,221	628,046
Total operating lease liabilities	$1,176,269	$1,202,871

Other information about the Company’s leases is as follows:

	For the Years Ended June 30,
	2022	2021	2020

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$698,602	$638,193	$373,662

Supplemental lease cash flow disclosure
Operating lease right of use assets obtained in exchange for operating lease liabilities	$738,894	$952,961	$130,400

Weighted average remaining lease term (years)	2.09	2.26	2.47
Weighted average discount rate	4.75%	4.75%	4.75%

Operating lease expenses were $727,777, $536,475 and $319,637, respectively, for the years ended June 30, 2022, 2021 and 2020. Short-term lease expenses were $6,702, $27,330 and $76,134, respectively, for the years ended June 30, 2022, 2021 and 2020.

The Company’s maturity analysis of operating lease liabilities as of June 30, 2022 is as follows:

Operating
Year ended June 30,	leases
2023	$706,931
2024	418,005
2025	110,218
2026	—
2027	—
Thereafter	—
Total lease payments	1,235,154
Less: Imputed interest	(58,885)
Present value of lease liabilities	1,176,269
Less: operating lease liabilities, current	(625,048)
Operating lease liabilities, noncurrent	$551,221

10 - LONG-TERM INVESTMENTS

As of June 30, 2022 and 2021, long-term investments consisted of the following:

	As of June 30,
	2022	2021
Equity investment accounted for using the equity method (a)	$24,989,651	$771,520
Equity investment without readily determinable fair value measured at Measurement Alternative (b)	22,395	23,232
	$25,012,046	$794,752

(a)	For the years ended June 30, 2022 and 2021, the movement of equity investments accounted for using the equity method consisted of the following:

	June 30,	June 30,
	2022	2021
Balance at beginning of the year	$771,520	$—
Investment in Beijing Deran	—	756,558
Investment in Beijing Hongxin Wanda Technology Co., Ltd. (“Hongxin Wanda”)	25,559,996	—
Business combination achieved in stages	(996,954)	—
Gain (loss) from equity method investments	580,816	(4,320)
Foreign exchange gain (loss)	(925,727)	19,282
Balance at end of the year	$24,989,651	$771,520

In May 2021, the Company acquired 33.38% equity interest in Beijing Deran, at cash consideration of made investment of $756,558. In May 2021, the Company paid the cash consideration of $378,279 and had an outstanding investment payable of $387,975 as of June 30, 2021, which was fully paid in July 2021.

Beijing Deran was engaged in AI solution system. The investment was for the purpose of diversifying the product lines. The Company is able to exercise significant influence over Beijing Deran, and the investment is accounted for using the equity method. For the years ended June 30, 2022 and 2021, equity investment gain of $8,166 and loss of $4,320 was recognized in the consolidated statements of operations and comprehensive income (loss), respectively.

On March 24, 2022, BaiJiaYun VIE acquired an additional 17.62% equity interest in Beijing Deran, at total consideration of $830,324. As a result, equity interest in Beijing Deran increased to 51%, and Beijing Deran became a consolidated subsidiary of the Company. The equity interest in Beijing Deran immediately before the acquisition date was remeasured to the fair value of $996,954, resulting in a gain of $203,473 which was included in gain (loss) from equity method investments , net in the consolidated statements of operations and comprehensive income (loss). Also see Note 5.

In October 2021, the Company made investments of $12,779,998 (RMB 82,500,000) to acquire 15% equity interest in Hongxin Wanda, which is a privately held entity. The Company was entitled to assign a director to the board of Hongxin Wanda, and exercised significant influence over the investee. The Company accounted for the investment using equity method. In April 2022, the Company made an additional investment of $12,779,998 (RMB 82,500,000) to acquire another 15% equity interest in Hongxin Wanda. For the year ended June 30, 2022, equity investment gain of $368,178 was recognized in the consolidated statements of operations and comprehensive income (loss).

In April 2022, the Company signed an investment agreement with Xinjiang ZhongWang Technology Co., Ltd., pursuant to which the Company planned to invest $790,036 (RMB 5,100,000) to acquire 51% of the investee by means of funding its registered capital. In June 2022, Xinjiang ZhongWang Technology Co., Ltd. changed its name to Xinjiang BaiJiaYun Technology Co., Ltd. (“XinJiang BaiJiaYun”) and registered the Company as its 51% shareholder with a claimed but unpaid registered capital of RMB5,100,000. According to the investment agreement, the transaction will be closed and the Company will obtain voting right equivalent to its ownership when the Company has paid the investment proceeds to fund the registered capital. As of the date of this report, the Company has not paid any of the proceeds and the investment transaction is not closed.

As of June 30, 2022 and 2021, the Company did not note other-than-temporary decline in fair value below the carrying value of the investments and did not accrue any impairment against the investments.

(b)	For the years ended June 30, 2022 and 2021, the movement of equity investments without readily determinable fair value measured at Measurement Alternative consisted of the following:

	June 30,	June 30,
	2022	2021
Balance at beginning of the year	$23,232	$—
Investment in Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	—	77,015
Transfer of investment in Wuhan Qiyunshilian	—	(54,364)
Foreign exchange gain (loss)	(837)	581
Balance at end of the year	$22,395	$23,232

In January 2021, the Company and a third-party entity set up Wuhan Qiyunshilian, over which the Company paid up $77,015 and owned 51% of the equity interest in Wuhan Qiyunshilian. In February 2021, BaiJiaYun VIE transferred 36% equity interest in Wuhan Qiyunshilian to an unrelated third-party at cash consideration of $54,364. As of June 30, 2022 and 2021, BaiJiaYun VIE had 15% equity interest in Wuhan Qiyunshilian amounting to $22,395 and $23,232, respectively.

Because the investment and transfer of investment happened concurrently with the same price for each unit of equity interest, and Wuhan Qinyunshilian did not commence operations in January 2021, the Company combined the investment and transfer of investment and accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of June 30, 2022 and 2021, the Company did not identify orderly transactions for similar investments of the investee, or any impairment indicators, and the Company did not record upward or downward adjustments or impairment against the investment.

The Company did not conduct any investment transactions for the year ended June 30, 2020.

11 - DEPOSITS PAYABLE

As of June 30, 2021, the balance of deposits payable of $11,616,021 (RMB 75,000,000) represented the amount made from an investor to BaiJiaYun VIE, as deposits for the investment of 2,419,909 Series C convertible redeemable preferred shares of the Company. In January 2022, BaiJiaYun VIE returned the deposits to the investor, who concurrently paid cash consideration to BaiJiaYun. The financing transaction of Series C convertible redeemable preferred shares was closed in January 2022.

12 - ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2022 and 2021, accrued expenses and other liabilities consisted of the following:

	As of June 30,
	2022	2021
Accrued payroll and welfare	$3,713,311	$3,275,364
Accrued professional fees	—	926,362
VAT and other taxes payable	512,917	540,571
Accrued expenses	372,790	109,929
	$4,599,018	$4,852,226

13 - CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Company completed several rounds of equity financing and issued the following convertible redeemable preferred shares since its formation. As of June 30, 2019, the following were issued and outstanding: 5,699,962 Series Seed convertible redeemable preferred shares, 7,352,952 Series A convertible redeemable preferred shares in exchange of cash consideration of $3,160,565 (RMB 20,000,000), 6,127,671 Series A-1 convertible redeemable preferred shares in exchange of cash consideration of $6,234,220 (RMB40,000,000), 3,031,476 Series A-2 convertible redeemable preferred shares in exchange of cash consideration of $2,990,878 (RMB20,000,000), and 3,789,358 Series A-3 convertible redeemable preferred shares in exchange of cash consideration of $3,610,056 (RMB25,000,000).

In November 2020, the Company completed Series B and Series B+ equity financing, and issued 8,137,098 Series B convertible redeemable preferred shares and 4,746,653 Series B+ convertible redeemable preferred shares in exchange for cash consideration of $28,028,845 (RMB 190,000,000). The Company incurred issuance costs of $303,402 (RMB2,009,154) in connection with this issuance.

In January 2022, the Company completed Series C equity financing and issued 2,419,909 Series C convertible redeemable Preferred Shares at cash consideration of $11,807,305 (RMB 75,000,000). The issuance cost incurred in connection with the issuance of Series C convertible redeemable Preferred Shares was immaterial.

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the years ended June 30, 2022, 2021 and 2020:

	Series Seed	Series A	Series A-1	Series A-2	Series A-3	Series B	Series B+	Series C	Total
Balance as of July 1, 2019	$1,274,990	$3,465,025	$6,545,180	$2,999,512	$3,681,170	$—	$—	$—	$17,965,877
Accretion of preferred shares	—	342,283	684,567	342,283	427,854	—	—	—	1,796,987
Foreign exchange adjustment	(36,110)	(99,792)	(188,685)	(86,608)	(106,327)	—	—	—	(517,522)
Balance as of June 30, 2020	$1,238,880	$3,707,516	$7,041,062	$3,255,187	$4,002,697	$—	$—	$—	$19,245,342
Issuance of preferred shares in exchange of cash	—	—	—	—	—	17,550,274	10,478,571	—	28,028,845
Issuance cost in issuance of preferred shares in exchange of cash	—	—	—	—	—	(191,622)	(111,780)	—	(303,402)
Re-designation of preferred shares	(231,003)	(1,173,993)	(2,246,285)	646,481	—	2,143,716	861,084	—	—
Accretion of preferred shares	—	219,426	487,866	286,141	354,146	1,111,345	570,605	—	3,029,529
Deemed dividends	—	—	635,609	17,724	—	1,314,269	117,184	—	2,084,786
Contribution from preferred shareholders in connection with modification	—	(209)	(51,555)	(22,304)	(27,880)	—	—	—	(101,948)
Foreign exchange adjustment	110,835	324,933	633,472	330,580	385,598	1,147,601	399,897	—	3,332,916
Balance as of June 30, 2021	$1,118,712	$3,077,673	$6,500,169	$4,513,809	$4,714,561	$23,075,583	$12,315,561	$—	$55,316,068
Issuance of preferred shares in exchange of cash	—	—	—	—	—	—	—	11,807,305	11,807,305
Accretion of preferred shares	—	175,472	337,994	288,998	309,818	1,487,127	867,491	398,530	3,865,430
Foreign exchange adjustment	(40,336)	(117,323)	(246,610)	(173,217)	(181,210)	(885,874)	(475,471)	—	(2,120,041)
Balance as of June 30, 2022	$1,078,376	$3,135,822	$6,591,553	$4,629,590	$4,843,169	$23,676,836	$12,707,581	$12,205,835	$68,868,762

Key terms of the convertible redeemable preferred shares are as follows:

Conversion

Each holder of convertible redeemable preferred shares (“Preferred Share”) shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) issuance of additional ordinary shares (2) share dividend and other distribution (3) reorganizations, mergers, consolidations, reclassification, exchange, and substitution.

Each preferred share shall automatically be converted into ordinary shares, based on the then applicable conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the closing of the Qualified IPO.

Qualified IPO is defined as a firm-commitment underwritten public offering of ordinary shares of the Company (or securities representing such ordinary shares) and listing of the shares or backdoor listing (including through a special purpose acquisition company transaction (“SPAC Transaction”) registered under the Securities Act on the New York Stock Exchange, the Nasdaq, the Stock Exchange of Hong Kong Limited, or any other internationally recognized stock exchange.

Redemption

At any time after the earlier of the occurrence of any of following circumstances: a) the Founder commits illegal acts or has material potential integrity problems; b) the Founder loses control of the Company; c) the Company’s business cannot be conducted due to regulatory reasons; d) the Company breaches its obligations or liabilities to investors in terms of corporate governments; or e) any material breach of the Shareholder Agreement, the Share Purchase Agreements and other transaction documents by the Founder (including, without limitation, the transaction documents contain any untrue, inaccurate, incomplete or materially misleading representations and warranties), each holder of the Preferred Shares shall have the right to request for the redemption of part or all of the preferred shares held by them. The redemption is exercised in the sequence of Series C Preferred Share, Series B+ Preferred Share, Series B Preferred Share, Series A-3 Preferred Share, Series A-2 Preferred Share, Series A-1 Preferred Share, and Series A Preferred Share (including Series Seed Preferred Share).

The redemption price per the Preferred Share shall equal the sum of (A) 100% of the issue price corresponding to the redemption shares plus an amount that would provide for a simple interest rate of 8% per annum (calculated on a daily basis from the date on which the issue price of such Preferred Shares was actually paid), plus (B) the declared but unpaid dividends with respect to such redemption shares as of the date on which the holders of convertible redeemable preferred shares actually receive such redemption price. The simple interest rate provided for Series Seed, Series A, Series A-1, Series A-2 and Series A3 Preferred Share was initially agreed at 12% per annum, which was then changed to 8% per annum upon the issuance of Series B and Series B+ Preferred Share in November 2020.

In addition, if the holders of the Preferred Shares failed to exit through the Company’s subsequent equity financing, mergers and acquisition, qualified IPO or other transactions, with an internal rate of return of less than 8% per annum, the holders of Preferred Shares shall have the right to received compensations that will ensure the exit price no less than the sum of (A) 100% of the issue price, (B) a simple interest rate of 8% per annum (calculated on a daily basis from the date on which the issue price of such Preferred Shares was actually paid to the later of the date when the holders actually receive such compensation). The sequence order of exit compensation provided to each holder of Preferred Share, in case if two or more holders made the request, shall be the same as that for redemption.

Liquidation Preference

In the event of a liquidation (including deemed liquidation, such as change in control, etc.), dissolution, winding up or other statutory liquidation event of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law). A statutory liquidation event shall include (i) a merger, amalgamation or consolidation of the Company; (ii) a sale, exchange, transfer or other disposition of all or substantially all of the assets of the Company.

If there are any assets or funds remaining after distribution in full to the holders of preferred shares, the remaining assets and funds of the Company that is legally available for distribution to the shareholders shall be distributed to the holders of the preferred shares and ordinary shares ratably amongst them in proportion to the number of ordinary shares held by them on an as-converted basis.

The liquidation preference is exercised in the sequence of Series C Preferred Share, Series B+ Preferred Share, Series B Preferred Share, Series A-3 Preferred Share, Series A-2 Preferred Share, Series A-1 Preferred Share, Series A Preferred Share and Series Seed Preferred Share. Upon occurrent of liquidation events, the holders of preferred share shall be entitled to receive the amount equal to 100% of their respective investment amounts. If the assets of the Company are insufficient to make payment of the 100% investment amounts to the holders of preferred shares, the holders of preferred shares are entitled to the amounts at ratably in proportion to the full amount to which the holders are entitled to.

Dividends

No dividends that is more than 30% of the Company’s distributable profits for that year shall be paid unless otherwise approved by more than two-thirds of the voting rights of the shareholders of the Company. The dividend preference sequence is the same as the liquidation preference. After the dividends for the Series C Preferred Share, Series B+/B Preferred Shares, Series A-3/A-2/A-1 Preferred Shares, and Series A (including Series Seed) Preferred Shares have been fully paid, and in the event the Company further declares dividend or distribution in cash or in kind, any additional dividends shall be distributed pro rata among all holders of the ordinary shares and Preferred Shares, provided that the holder of the Series Seed Preferred Shares shall be entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the ordinary shares. No dividend was declared or accrued for the years ended June 30, 2022, 2021 and 2020.

Voting Rights

The holders of all convertible redeemable preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Accounting for the Convertible Redeemable Preferred Shares

The Company has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are contingently redeemable upon the occurrence of an event not solely within the control of the Company. Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. In addition, the Company accretes changes in the redemption value of the convertible redeemable preferred shares based on the issuance price plus a pre-determined annualized return set forth in the agreement. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company has determined that there was no embedded derivative to be bifurcated and no beneficial conversion feature attributable to all of series preferred shares because the initial effective conversion price of these preferred shares was higher than the fair value of the Company’s common shares at the commitment date determined by the Company taking into account independent valuations.

Deemed dividends to shareholders of Preferred Shares

In September 2020, one Series A-1 investor purchased 1,024,615 Series Seed convertible redeemable preferred shares directly from the four Series Seed convertible redeemable preferred shareholders. These 1,024,615 Series Seed preferred shares were re-designated by the Company as Series A-1 convertible redeemable preferred shares.

In September 2020, certain Series B investors purchased 2,147,316 Series A convertible redeemable preferred shares from a Series A preferred shareholder. These 2,147,316 Series A convertible redeemable preferred shares were re-designated by the Company as Series B convertible redeemable preferred shares.

In December 2020, one Series B+ investor purchased 678,093 Series A-1 convertible redeemable preferred shares from two Series A-1 preferred shareholders. These 678,093 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series B+ convertible redeemable preferred shares.

In December 2020, one Series B investor purchased 762,855 Series A-1 convertible redeemable preferred shares from one Series A-1 preferred shareholder. These 762,855 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series B convertible redeemable preferred shares.

In December 2020, two Series A-2 investors purchased 508,570 Series A-1 convertible redeemable preferred shares from one Series A-1 preferred shareholder. These 508,570 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series A-2 convertible redeemable preferred shares.

The above re-designations were accounted for as an extinguishment of preferred shares from previous series and issuance of respective series of preferred shares. The re-designated series of preferred shares are recorded at fair value on the re-designation date, with the excess of the fair value of re-designated series over the carrying value of preferred shares from previous series on the re-designation date recognized as deemed dividend of $2,084,786 for the years ended June 30, 2021.

Modification of the Preferred Shares

As mentioned in the “Redemption section” under this Note, the redemption price per Series Seed/A/A-1/A-2/A-3 Preferred Share changed upon the issuance of Series B and Series B+ Preferred Share in November 2020. The simple interest rate for Series Seed/A/A-1/A-2/A-3 Preferred Share was initially agreed at 12% per annum before equity financing through Series B/B+ Preferred Share and changed to 8% per annum to keep consistent with the Series B/B+ Preferred Share. Such a change in simple interest rate is accounted for as a modification because the change in far value of Series Seed/A/A-1/A-2/A-3 Preferred Share arising from the change interest rate is less than 2%, and such a change in interest rate did not add or eliminate other key terms of preferred shares. The Company applied modification accounting, with the difference of the fair value of modified series of preferred shares below the fair value before modification recognized as contribution from preferred shareholders of $101,948 for the years ended June 30, 2021.

14 – SHARE BASED COMPENSATION

On October 1, 2021, the Company adopted the 2021 Share Option Plan (“2021 Plan”), under which the maximum number of shares that may be granted is 9,486,042 ordinary shares. During the year ended June 30, 2022, an aggregate of 1,709,310 restricted share units were granted to employees, and an aggregate of 6,816,417 share options were granted to management and employees.

Restricted Share Units (“RSUs”)

On October 1, 2021, the Company awarded 1,709,310 RSUs to employees. These RSUs were fully vested on December 31, 2021. If the recipient terminates the employment relationship with the Company before the vesting of the RSUs, the unvested portion will be forfeited. If the recipient terminates the employment relationship with the Company after the vesting of the RSUs, the recipient needs to exercise the RSUs within 30 days of resignation, otherwise the RSUs will be cancelled. Each RSU has an exercise price of $0 (RMB 0.0001).

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended June 30, 2022 is as follows:

		Weighted
		average
		grant date fair
	Number of RSUs	value
Awarded and unvested as of July 1, 2021	—	$—
Granted	1,709,310	$1.67
Cancelled/forfeited	(54,200)	$1.67
Vested*	(1,655,110)	$1.67
Awarded and unvested as of June 30, 2022	—	$—
Expected to vest as of June 30, 2022	—	$—

*As of June 30, 2022, the Company has not issued ordinary shares of 1,709,310 for the vested RSUs, and the lapse was due to reasons of administrative convenience established by the Company from time to time. The Company expects to issue these ordinary shares in December 2022. The recipient does not have voting right before the shares were issued.

For the year ended June 30, 2022, the Company recognized share-based compensation expense of $2,865,048 in connection with the above RSU awards.

Share Options

In October 2021, the Company awarded 6,816,417 share options to management and employees. These options have graded vesting schedule over the requisite service period ranging between two and four years, exercise prices ranging from $0 to $1.49 (RMB0.0001 to RMB10) and expiration period ranging from four to six years. If the recipient terminates the employment relationship with the Company before the vesting of the share options, the unvested portion will be forfeited and the recipient needs to exercise the vested portion within 30 days of resignation, otherwise they will be cancelled. The Company also has the right, but not the obligation, to repurchase from the recipient the shares issued from the option exercise before the occurrence of the Company’s listing.

The following table summarized the Company’s share option activities for the year ended June 30, 2022:

			Weighted
			Average	Weighted
		Weighted	Remaining	Average
		Average	Contract	Grant	Aggregate
	Number of	Exercise	Life	Date	Intrinsic
	Options	Price	Years	Fair value	Value
Options outstanding on July 1, 2021	—	—	—	—	—
Granted	6,816,417	$0.48	4.35	$0.32	—
Forfeited	(267,350)	$0.87	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
Options outstanding on June 30, 2022	6,549,067	$0.46	4.35	$0.32	31,620,241
Options vested and exercisable on June 30, 2022	3,749,591	$0.03	3.95	$0.42	19,714,484

For the year ended June 30, 2022, the Company recognized share-based compensation expense of $6,657,140 in connection with the above share options.

The fair value of the RSUs is determined using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield. The fair value of the share options is determined using the binomial option pricing model. The key assumptions used to determine the fair value of the options at the grant date were as follows:

Expected volatility	50.0% ~ 53.3%
Risk-free interest rate	2.5% ~ 2.8%
Expected dividend yield	0.0%
Exercise multiple	2.2 ~ 2.8

The above inputs for the binomial model have been determined based on the following:

●	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies;
●	Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options;
●	Dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the option;
●	Exercise multiple is based on empirical research on typical share award exercise behavior.

As of June 30, 2022, $2,742,563 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 2.1 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

15 – EQUITY

Ordinary Shares

The Company’s authorized share capital is 500,000,000 shares of a nominal or par value of US$0.0001. The authorized share capital is comprised of (i) 458,694,920 share are designated as ordinary Shares of a par value of US$0.0001 each, (ii) 9,880,984 are designated as series A preferred shares (including the series Seed preferred shares) of a par value of US$0.0001 each, (iii) 12,532,172 are designated as series A+ (including A-1/A-2/A-3) preferred shares of a par value of US$0.0001 each, (iv) 11,047,269 are designated as series B preferred shares of a par value of US$0.0001 each, (v) 5,424,746 are designated as series B+ preferred shares of a par value of US$0.0001 each, (vi) 2,419,909 are designated as series C preferred shares of a par value of US$0.0001 each.

On April 21, 2021, the Company issued 38,417,461 shares of ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 38,417,461 ordinary shares. All the existing shareholders and directors of the Company considered this stock issuance was part of the Company’s reorganization to result in 38,417,461 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split. The Company has retroactively restated all shares and per share data for all periods presented.

In January 2021, the Company issued a total of 4,024,415 ordinary shares for acquisition of non-controlling interests, of which 366,170 ordinary shares was for the exchange of the 30% of equity interest in Baijia Cloud Technology and 3,658,245 of ordinary shares was for the exchange of the 49% of equity interest in Baijiayun Information Technology, respectively.

In October 2020, the Company issued 1,627,424 ordinary shares to Nanjing Shilian Technology Co., Ltd who is the general partner of the Company’s employee share-based payment platform.

As a result, the Company had 458,694,920 authorized ordinary shares, par value of US$0.0001, of which 44,069,300 were issued and outstanding as of June 30, 2022 and 2021.

Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the subsidiaries. The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2022 and 2021, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries set aside statutory reserves amounted to $919,407 and $17,758, respectively. The Company has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

As of June 30, 2022 and 2021, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, of $49,756,268 and $47,196,030, respectively.

16 – INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, BaiJiaYun is not subject to tax on income or capital gain. Additionally, upon payments of dividends by BaiJiaYun to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first Hong Kong Dollar (“HKD$”) 2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, The Company’s subsidiary incorporated in Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

Entities qualifying as Software Enterprises enjoy full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

BaiJiaYun VIE qualified as a Software Enterprise in 2019 and made profit since the year ended June 30, 2020. As a Software Enterprise, BaiJiaYun VIE is entitled to the preferential tax treatments where it is entitled to full exemption for EIT for the first two tax years, and subject to a 50% reduction in EIT for the following three tax years. BaiJiaYun VIE received the preferential tax treatments from the fiscal year ended June 30, 2020 and is entitled to full exemption from EIT for the tax year ended on December 31, 2020 and 2021. BaiJiaYun VIE did not renew the Software Enterprise qualification and the preferential tax treatment regarding the 50% reduction in EIT is forfeited starting January 1, 2022. Nanjing BaiJiaYun qualified as a Software Enterprise in 2022 and received the preferential tax treatments of full exemption from EIT for the tax years ended on December 31, 2022 and 2023, and is subject to a 50% reduction in EIT for the tax years ended on December 31, 2024 through 2026.

Entities qualifying as High and New Technology Enterprise are eligible for a preferential tax rate of 15% with High and New Technology Enterprise certificate effective for a period of three years. BaiJiaYun VIE qualified as a High and New Technology Enterprise in 2022 and enjoys the preferential income tax rate of 15% for the tax years ended on from December 31, 2022 through 2024. Wuhan BaiJiaYun qualified as a High and New Technology Enterprise in 2019 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2019 through 2021. Wuhan BaiJiaShiLian qualified as a High and New Technology Enterprise in 2020 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2020 through 2022. Beijing Deran qualified as a High and New Technology Enterprise in 2021 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2021 through 2023.

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB1 million are eligible for a preferential tax rate of 5% for the tax years ended on December 31, 2019 and 2020, and a preferential tax rate of 2.5% for the tax years ended on December 31, 2021 and 2022. For the tax years ended on December 31, 2019 and 2020, Nanjing BaiJiaYun, was recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2020, BaiJiaYun Information Technology and Baijia Cloud Technology, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2021, Guizhou BaiJiaYun, Haoyu Xingchen, Xi’an BaiJiaYun, Henan BaiJiaYun, and BaiJiaYun WFOE, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%. For the tax year ended on December 31, 2022, Guizhou BaiJiaYun , Haoyu Xingchen , BaiJiaYun WFOE, Nanning Baishilian, Shanghai Baishilian, Guangxi Weifang were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

The income tax expenses for the years ended June 30, 2022, 2021 and 2020 were comprised of the following:

	For the Years Ended June 30,
	2022	2021	2020
Current income tax expense	$478,349	$16,875	$26,120
Deferred income tax expense (benefit)	(2,115,834)	325,281	65,871
Income tax expense (benefit)	$(1,637,485)	$342,156	$91,991

The reconciliation between the statutory income tax rate and the Company’s effective tax rate is as follows:

	For the Years Ended June 30,
	2022	2021	2020
Statutory tax rate	25.00%	25.00%	25.00%
Effect of tax holiday and preferential tax benefit	35.21%	(18.74)%	(20.27)%
Effect of research and development credits	6.66%	(14.21)%	(5.66)%
Effect of other non-deductible expenses	(0.46)%	0.12%	0.05%
Effect of change in valuation allowance	(54.92)%	16.40%	3.30%

Effective tax rate	11.49%	8.57%	2.43%

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	June 30,	June 30,
	2022	2021
Deferred tax assets
Allowance for doubtful accounts receivables and other receivables	$1,741,394	$69,989
Net operating loss carrying forwards	3,744,239	990,697
Share-based compensation	1,926,942	—
Unrealized profit	3,212,027	—
Donation expenditure	—	39,882
Operating lease liabilities	—	163,680
Advertising expense	—	12
Total deferred tax assets	10,624,602	1,264,260

Deferred tax liabilities
Intangible assets recognized from acquisition of Beijing Deran	(209,612)	—
Operating lease right of use assets	—	(167,888)

Deferred tax assets	10,414,990	1,096,372
Less: Valuation allowance	(8,430,810)	(919,935)
Deferred tax assets, net	$1,984,180	$176,437

The rollforward of valuation allowance of deferred tax assets is as follows:

	June 30,	June 30,	June 30,
	2022	2021	2020
Balance at beginning of the year	$919,935	$227,150	$105,619
Additions of valuation allowance	7,827,672	654,598	125,128
Foreign currency translation adjustments	(316,797)	38,187	(3,597)
Balance at end of the year	$8,430,810	$919,935	$227,150

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

As of June 30, 2022, 2021 and 2020, due to uncertainties surrounding future utilization on PRC subsidiaries, the VIE and VIE’s subsidiaries accrued valuation allowance of $8,430,810, $919,935 and $227,150, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

The amount of cumulative net operating loss in 2022 and the year of expiration are as follows:

		Earliest year of
		expiration
	Amount	if not utilized
Tax jurisdiction
PRC	$18,366,570	2023

Uncertain Tax Position

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years ended on December 31, 2017 through 2021 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

17 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic earnings (loss) per share for the years ended June 30, 2022, 2021 and 2020:

	For the Years Ended June 30,
	2022	2021	2020
Numerator:
Net (Loss) Income attributable to BaiJiaYun Limited	$(12,814,988)	$3,457,208	$3,873,503
Accretion of convertible redeemable preferred shares	(3,865,430)	(3,029,529)	(1,796,987)
Deemed dividends to convertible redeemable preferred shareholders	—	(2,084,786)	—
Net income attributable to BaiJiaYun Limited’s preferred shareholders	—	—	(838,145)
Net (Loss) Income attributable to BaiJiaYun Limited’s ordinary shareholders	$(16,680,418)	$(1,657,107)	$1,238,371

Denominator:
Weighted average ordinary shares outstanding – basic and diluted	44,069,300	41,204,669	38,417,461
Earnings (loss) per share – basic and diluted	$(0.38)	$(0.04)	$0.03

Basic and diluted earnings (loss) per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding convertible redeemable preferred shares, share options and RSUs were excluded from the computation of diluted earnings (loss) per share in each of the applicable years as their effects would be anti-dilutive during the respective year.

18 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2022 and 2021.

19 - RELATED PARTY TRANSACTIONS

1)    Nature of relationships with related parties

Name	Relationship with the Company
Gangjiang Li	Chairman of the Board, Chief Executive Officer
Beijing Deran Technology Co., Ltd. (“Beijing Deran”)	Over which BaiJiaYun VIE owns 33.38% equity interest as of June 30, 2021, and 51% equity interest since March 24, 2022
Wuhan Qiyun Shilian Technology Co., Ltd. (“Wuhan Qiyun Shilian”)	Over which BaiJiaYun VIE owns 15% equity interest
Chengdu Baijiayun Shilian Technology Co., Ltd. (“Chengdu BJY Shilian”)	Controlled by Gangjiang Li before August 2021
Beijing Huatu Hongyang Education & Culture Co., Ltd. (“Beijing Huatu”)	A preferred shareholder of the Company
Jinan Zhongshi Huiyun Technology Co., Ltd. (formerly known as “Jinan Huiyun Quantum Technology Co., Ltd.”) (“Jinan Zhongshi Huiyun”)	Controlled by Gangjiang Li
Beijing Credit Chain Technology Co., Ltd. (“Beijing Credit Chain”)	Controlled by Qiong Ni, spouse of Gangjiang Li before April 19, 2022 and controlled by Gangjiang Li since April 19, 2022
Duo Duo International Limited	An ordinary shareholder of the Company
Shanghai Saimeite Software Technology Co., Ltd. (“Shanghai Saimeite”	Controlled by Gangjiang Li
Saimeite Software Technology Co., Ltd. (“Saimeite”)	Controlled by Gangjiang Li
Nanjing Shilian Technology Co., Ltd. (“Nanjing Shilian”)	Controlled by Gangjiang Li
Nanjing Jiashilian Venture Capital Center (Limited Partnership) (“Nanjing Jiashilian VC”)	Controlled by Gangjiang Li
Beijing Jiani Jiarui Consulting Management Center (Limited Partnership) (“Beijing Jiani Jiarui”)	Controlled by Gangjiang Li
Beijing Xinda Kechuang Technology Co., Ltd. (“Beijing Xinda Kechuang”)	Controlled by Gangjiang Li
Beijing Xiaodu Mutual Entertainment Technology Co., Ltd. (“Beijing Xiaodu”)	A 7.13% shareholder of the VIE before September 2020

2)	Transactions with related parties

During the years ended June 30, 2022, 2021 and 2020, the transactions with related parties were as follows:

Sales to related parties

	For the Years Ended June 30,
	2022	2021	2020
Beijing Huatu	$1,485,054	$1,163,752	$2,110,589
Shanghai Saimeite	79,694	—	—
Beijing Xiaodu	—	—	1,622,267
Nanjing Shilian	—	—	336,386
	$1,564,748	$1,163,752	$4,069,242

Purchase from related parties

	For the Years Ended June 30,
	2022	2021	2020
Jinan Zhongshi Huiyun	$3,345	$—	$—
Beijing Deran	—	2,005	—
Wuhan BaiJiaShiLian (1)	—	—	427
	$3,345	$2,005	$427
(1)	The Company acquired Wuhan BaiJiaShiLian in September 2021. Before the acquisition, Wuhan BaiJiaShiLian was a subsidiary of Jinan Zhongshi Huiyun.

As of June 30, 2022 and 2021, the balances with related parties were as follows:

	June 30,	June 30,
	2022	2021
Accounts Receivable - related party
Shanghai Saimeite	$95,549	$—
	$95,549	$—

Prepayments - related party
Jinan Zhongshi Huiyun	$313,678	$328,755
	$313,678	$328,755

Advance from customers - related parties
Beijing Huatu	$254,113	$1,706,224
Saimeite	14,792	—
	$268,905	$1,706,224

Due from related parties (5)
Wuhan Qiyun Shilian (1)	$89,578	$464,641
Chengdu BJY Shilian	—	97,575
Beijing Huatu	—	1,581
	$89,578	$563,797

Due to related parties (5)
Gangjiang Li (2)	$10,000,000	$100,304
Beijing Credit Chain (3)	1,492,961	—
Duo Duo International Limited (4)	1,500,000	—
Beijing Deran	—	387,975
	$12,992,961	$488,279
Deferred revenue – related party
Beijing Huatu	$63,911	$180,779
	$63,911	$180,779
(1)	In February 2021, BaiJiaYun VIE made an interest-free loan of $453,028 to Wuhan Qiyun Shilian to support its working capital as the related party just commenced its operations. The loan was originally payable in February 2022 and was extended to February 2023 subsequently. The loan was fully collected as of July 22, 2022. In addition, in March 2022, the Company entered into a line of credit agreement with Wuhan Qiyun Shilian under which Wuhan Qiyun Shilian may borrow an aggregate of approximately $0.3 million (or RMB2 million) for working capital needs. Borrowings under the line of credit are non-secured and interest-free. No amount is currently outstanding under the line of credit as of June 30, 2022.

(2)	In July 2021, the Company borrowed $2.1 million from Gangjiang Li. The borrowing is non-secured, interest-free and due on December 31, 2021. The borrowing is repaid in full in December 2021. In January 2022, the Company borrowed $10 million from Gangjiang Li. The borrowing is non-secured, interest-free and due on January 28, 2022. The borrowing is repaid in full in January 2022. In April 2022, the Company borrowed $10 million from Gangjiang Li. The borrowing is non-secured, interest-free and due on December 31, 2022. The borrowing is repaid in full in July 2022.
(3)	In April 2022, the Company borrowed approximately $1.5 million (or RMB10 million) from Beijing Credit Chain. The borrowing is non-secured, interest-free and due on July 31, 2022. The borrowing is repaid in full in July 2022.
(4)	In February 2022, the Company borrowed $4 million from Duo Duo international Limited and its shareholder, Xin Zhang. The borrowing is non-secured, interest-free and due on February 28, 2023. The borrowing is repaid in full in February 2022. In April 2022, the Company borrowed $1.5 million from Duo Duo International Limited. The borrowing is non-secured, interest-free and due on July 31, 2022. The borrowing is repaid in full in October 2022.
(5)	Represented the outstanding loans to or loan from these related parties as of June 30, 2022 and 2021. These borrowings are non-secured and interest-free. The Company also conducted the following borrowings and lending transactions with related parties:

In November 2021 and December 2021, the Company entered into two loan agreements with Jinan Zhongshi Huiyun to borrow approximately $0.9 million (or RMB6 million), and approximately $0.4 million (or RMB2.6 million), respectively. These two loans were non-secured, interest-free and due on November 30, 2021 and December 31, 2021, respectively. The Company fully paid the loan in November 2021 and December 2021, respectively.

In December 2021 and April 2022, the Company entered into two loan agreements with Nanjing Jiashilian VC to borrow approximately $1.2 million (or RMB8 million) and approximately $9.1 million (or RMB60 million), respectively. These two loans were non-secured, interest-free and due on December 31, 2021 and April 30, 2022, respectively. The Company fully paid the loan in December 2021 and April 2022, respectively.

In October 2021, the Company entered into a loan agreement with Beijing Jiani Jiarui to lend approximately $6.0 million (or RMB40 million), which was non-secured, interest-free and due on November 30, 2021. The Company received full repayment in November 2021.

In April 2022, the Company entered into a loan agreement with Beijing Xinda Kechuang to lend approximately $6.0 million (or RMB40 million) with fixed interest rate of 4% per annum, which was non-secured and due on June 29, 2022. The Company received full repayment in April 2022.

20 - SUBSEQUENT EVENTS

The Company evaluated subsequent events from July 1, 2022 through January 20, 2023, which is the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

●	Plan of Merger with Fuwei Film (Holdings) Co., Ltd.

In July 2022, the Board of Directors of the Company approved that the Company enter into an agreement and plan of merger with Fuwei Film (Holdings) Co., Ltd. (“FFHL”), pursuant to which the Company will merge with a wholly-owned subsidiary of FFHL, with the Company being the surviving entity (the “Merger”), and the issued and outstanding share capital of the Company will be cancelled in exchange for newly issued shares of FFHL. The Merger was consummated on December 23, 2022. Immediately after the Merger, the securities issued and outstanding of FFHL included: (i) 29,201,849 class A ordinary shares, (ii) 54,583,957 class B ordinary shares, and (iii) warrants to subscribe for 17,964,879 class A ordinary shares. The warrants were issued by FFHL to certain preferred shareholders in lieu of the execution of the automatic conversion of certain preferred shares previously issued by the Company due to the Company’s need to complete necessary administrative registration required under Chinese regulations of outbound direct investments (“ODI”) for these shareholders to hold equity interest in FFHL.

●	Disposal of VIE’s Subsidiary

In September 2022, the Company completed the disposal of 100% equity interest of Wuhan BaiJiaYun with a cash consideration of $279,581 (RMB1,800,000). Upon closing, the Company no longer has any involvement in the operation of Wuhan BaiJiaYun. The disposal of this subsidiary did not represent a strategic shift that had a major effect on the Company’s operations and financial results.

●	Change of WFOE

On January 2, 2023, BaiJiaYun WFOE, the Company’s subsidiary, terminated its VIE Agreements with BaiJiaYun VIE and the shareholders of BaiJiaYun VIE. As a result, BaiJiaYun WFOE will no longer exercise effective control over, or receive substantially all of economics benefits of the VIE and its subsidiaries. On the same date, Zhejiang Baijiashilian Technology Co., Ltd. (“Zhejiang WFOE"), a wholly-owned subsidiary of the Company established in December 2022, entered into a series of agreements, including exclusive technical and consulting services agreement, powers of attorney, exclusive options agreements and equity interest pledge agreement (collectively referred as the “New VIE Agreements”) with BaiJiaYun VIE and the shareholders of BaiJiaYun VIE to provide Zhejiang WFOE with the power, rights and obligations equivalent in all material aspects to those it would possess as the sole equity holder of BaiJiaYun VIE, including absolute control rights and the rights to the management operations, assets, property and revenue of BaiJiaYun VIE. The purpose of the New VIE agreements is solely to give Zhejiang WFOE the controlling financial interest over BaiJiaYun VIE’s management and operations. The key terms of the New VIE Agreements are substantially similar to the VIE agreements signed with BaiJiaYun WFOE. The transaction of change of WFOE was under common control.

●	Issuance of Ordinary Shares

Subject to the Board of Directors resolution on August 15, 2022 and the Chairman resolution dated on August 16, 2022, the Company issued 31,283,756 ordinary shares of the Company to the existing shareholders of ordinary and preferred shares. The total number of ordinary shares outstanding, assuming all preferred shares has been converted to ordinary shares, will be 126,144,178 shares after the issuance. No cash or other consideration was paid for the issuance of the ordinary shares. 7,568,651 of the ordinary shares issued to one shareholder is subject to a repurchase provision, where the Company will repurchase the shares at nil consideration if the Company does not complete the qualified IPO within six months from resolution date.

●	Loans with Related Party

In July 2022, the Company borrowed $10,000,000 from Gangjiang Li. The borrowing is non-secured, interest free and due on December 31, 2022, and was repaid by the Company in full in December 2022.

In October 2022, the Company borrowed $5,000,000 from Gangjiang Li. The borrowing is non-secured, interest free and due on December 31, 2022 and was repaid by the Company in full in December 2022.

21 – PARENT ONLY FINANCIAL STATEMENTS

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in the Company’s subsidiaries, VIE and VIE’s subsidiaries. For the parent company, the Company records its investments in subsidiaries, VIE and VIE’s subsidiaries under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIE and VIE’s subsidiaries” and the subsidiaries profit as “Loss from investment in subsidiaries, VIE and VIE’s subsidiaries” on the Condensed Statements of Operations and Comprehensive Income (loss).

BaiJiaYun is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The subsidiaries did not pay any dividend to the Company for the year presented. As of June 30, 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As the parent company was not in existence until April 22, 2021, and the VIE Agreements were not signed until September 7, 2021, financial statements of the parent company are not required as of June 30, 2021 and during the years ended June 30, 2021 and 2020.

Condensed balance sheets of the parent company

June 30, 2022
ASSETS
Current Assets
Cash and cash equivalents	$98,722
Prepaid expenses and other current assets, net	304,700
Total Current Assets	403,422

Due from subsidiaries, VIE and VIE's subsidiaries	79,961,457
Total Non-Current Assets	79,961,457

Total Assets	$80,364,879

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current Liabilities
Due to related party	$10,000,000
Due to subsidiaries, VIE and VIE's subsidiaries	2,000,000
Accrued expenses and other liabilities	1,304
Total Current Liabilities	12,001,304
Deficit of investments in subsidiaries, VIE and VIE's subsidiaries	11,601,329
Total Non-Current Liabilities	11,601,329
Total Liabilities	23,602,633

Series Seed convertible redeemable preferred shares (par value $0.0001 per share, 4,675,347 shares authorized, issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	1,078,376
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,205,637 shares authorized, issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	3,135,822
Series A-1 convertible redeemable preferred shares (par value $0.0001 per share, 5,202,768 shares authorized, issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	6,591,553
Series A-2 convertible redeemable preferred shares (par value $0.0001 per share, 3,540,046 shares authorized, issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	4,629,590
Series A-3 convertible redeemable preferred shares (par value $0.0001 per share, 3,789,358 shares authorized, issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	4,843,169
Series B convertible redeemable preferred shares (par value $0.0001 per share, 11,047,269 shares authorized, issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	23,676,836
Series B+ convertible redeemable preferred shares (par value $0.0001 per share, 5,424,746 shares authorized, issued and outstanding as of June 30, 2022 and June 30, 2021, respectively)	12,707,581
Series C convertible redeemable preferred shares (par value $0.0001 per share, 2,419,909 shares and nil shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	12,205,835
Total Mezzanine Equity	68,868,762

SHAREHOLDERS' EQUITY
Ordinary shares (par value $0.0001 per share, 458,694,920 shares authorized, 44,069,300 shares issued and outstanding as of June 30, 2022)	4,407
Additional paid-in capital	5,656,757
Statutory reserve	919,407
Accumulated deficit	(18,411,335)
Accumulated other comprehensive loss	(275,752)
Total Shareholders’ Deficit Attributable to BaiJiaYun Limited	(12,106,516)
Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$80,364,879

Condensed statement of comprehensive loss

For the year ended June 30,
2022
Operating expenses
General and administrative expenses	$(505,186)
Total operating expenses	(505,186)
Loss from operations	(505,186)

Loss from investment in subsidiaries	(12,309,802)
Net Loss attributable to BaiJiaYun Limited	(12,814,988)
Accretion of convertible redeemable preferred shares	(3,865,430)
Net Loss Attributable to BaiJiaYun Limited’s Ordinary Shareholders	(16,680,418)

Net Loss	(12,814,988)
Other Comprehensive Loss
Foreign currency translation adjustments	(294,062)
Total Comprehensive Loss	(13,109,050)
Accretion of convertible redeemable preferred shares	(3,865,430)
Comprehensive Loss Attributable to BaiJiaYun Limited’s Ordinary Shareholders	$(16,974,480)

Condensed statement of cash flows

For the year ended June 30,
2022
Net cash used in operating activities	$(21,708,583)
Net cash used in investing activities	$—
Net cash provided by financing activities	$21,807,305
Net increase in cash, cash equivalents and restricted cash	$98,722
Cash, cash equivalents and restricted cash at beginning of the year	$—
Cash, cash equivalents and restricted cash at end of the year	$98,722

