Form 20-F
period 2024-06-30
Baijiayun Group Ltd
filed 2024-10-25
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Yuhuatai District, Nanjing 210000

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.0001 per share	RTC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2024, there were (1) 20,616,657 ordinary shares, par value US$2.59504 per share of Baijiayun Group Ltd, including 14,658,966 Class A ordinary shares and 5,957,691 Class B ordinary shares, and (2) 3,592,980 warrants to purchase 3,592,980 Class A ordinary shares, in each case issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Conventions that apply to this annual report on Form 20-F

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

●	“BaiJiaYun Group” means BaiJiaYun Group Co., Ltd., a PRC limited liability company.

●	“Baijia Cloud Technology” means Baijia Cloud Technology Co., Ltd., a PRC limited liability company.

●	“Beijing WFOE” means Beijing Baishilian Technology Co., Ltd., a PRC limited liability company.

●	“BOPET film business” means the manufacture and distribution of BOPET (biaxially-oriented polyethylene terephthalate) film principally engaged by Fuwei.

●	“BJY” means BaiJiaYun Limited, a Cayman Islands exempted company with limited liability and the wholly-owned subsidiary of Baijiayun Group Ltd.

●	“CAC” means the Cyberspace Administration of China.

●	“China” or “PRC” means the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau.

●	“Class A ordinary share” means a Class A ordinary share in the capital of our company, with a par value of US$0.0001 per share.

●	“Class B ordinary share” means a Class B ordinary share in the capital of our company, with a par value of US$0.0001 per share.

●	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

●	“CSRC” means the Chinese Securities Regulatory Commission.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

●	“fiscal year” means the period from July 1 of the previous calendar year to June 30 of the concerned calendar year.

●	“Fuwei” means Fuwei Films (Holdings) Co., Ltd., the former name of our company prior the consummation of the Merger.

●	“GAAP” means United States generally accepted accounting principles.

●	“HFCAA” means the Holding Foreign Companies Accountable Act.

●	“IRS” means the U.S. Internal Revenue Service.

●	“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

●	“Merger” means the transaction pursuant to an agreement and plan of merger, dated as of July 18, 2022 (the “Merger Agreement”), by and between Fuwei and BJY, pursuant to which a wholly-owned subsidiary of Fuwei (“Merger Sub”) was merged with and into BJY, with BJY being the surviving entity and a wholly-owned subsidiary of Fuwei. Shareholders of BJY exchanged all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei in a transaction exempt from the registration requirements under the Securities Act.

●	“MIIT” means the Ministry of Industry and Information Technology of the PRC.

●	“MOFCOM” means the Ministry of Commerce of the PRC.

●	“Nasdaq” means The Nasdaq Stock Market LLC.

●	“ordinary shares” means, collectively, our Class A ordinary shares and Class B ordinary shares.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“RMB” or “Renminbi” means the legal currency of China.

●	“video-centric technology solution business” means Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions and cloud and software related solutions and enterprise AI and system solutions offered by BJY, which is expected to be our principal business after the Merger.

●	“SAFE” means the State Administration of Foreign Exchange of the PRC.

●	“SAIC” means the State Administration for Industry and Commerce of the PRC.

●	“SAT” means the State Administration of Taxation of the PRC.

●	“SCNPC” means the Standing Committee of the National People’s Congress of the PRC.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

●	“Share Consolidation” means the five-to-one reverse share split, effective on May 30, 2024, whereby every five then issued and outstanding ordinary shares were consolidated into one ordinary share, par value US$2.59504 per share. Following the Capital Reorganization (as defined herein), the par value per share was changed to US$0.0001.

●	“U.S. GAAP” means United States generally accepted accounting principles.

●	“US$” or “U.S. dollars” means the legal currency of the United States of America.

●	“variable interest entities” or “VIEs” means entities that Baijiayun Group Ltd consolidates through contractual arrangements, including BaiJiaYun Group and Baijia Cloud Technology.

●	“we,” “us,” “our company” and “our” mean Baijiayun Group Ltd, a Cayman Islands exempted company with limited liability (formerly known as Fuwei Films (Holdings) Co., Ltd.), and its subsidiaries, the VIEs and their respective subsidiaries.

●	“WFOEs” means our wholly foreign-invested enterprises in China, including Beijing WFOE, Zhejiang WFOE, Shenzhen Baishilian Technology Co., Ltd., Nanning Baishilian Information Technology Co., Ltd., and Nanjing Baishilian Technology Co., Ltd.

●	“Zhejiang WFOE” means Zhejiang Baijiashilian Technology Co., Ltd., a PRC limited liability company.

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

The Merger was accounted for as a “reverse takeover,” with BJY being treated as the accounting acquiror and Fuwei as the accounting acquiree. As such, the historical financial statements prior to the consummation of the Merger, including the audited consolidated statements of operations and comprehensive income (loss), changes in shareholders’ deficit and cash flows for the 2021 and 2022 fiscal years, and the consolidated balance sheets as of June 30, 2022, relate to BJY. This annual report on Form 20-F also includes the audited consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for the 2024 fiscal year, and the consolidated balance sheets as of June 30, 2024 of our company. The reporting currency is U.S. dollars.

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

Revenues contributed by the VIEs accounted for substantially all of our total revenues in the 2022, 2023 and 2024 fiscal years. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, our WFOEs and the VIEs during the 2022, 2023 and 2024 fiscal years, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “—Permissions Required from the PRC Authorities for Our Operations.”

Cash and Asset Flows through Our Organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur may highly depend upon dividends paid by Zhejiang WFOE to us and service fees paid by the VIEs to Zhejiang WFOE, despite that we may obtain financing at the holding company level through other methods. For instance, if any of Zhejiang WFOE or the VIEs incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Baijiayun Group Ltd, the WFOEs and the VIEs have paid any dividends or made any distributions to the respective shareholder(s), including any U.S. investors. In the 2022, 2023 and 2024 fiscal years, the VIEs did not pay any service fees to our WFOEs under the contractual arrangements. For details, see “Item 5. Operating and Financial Review and Prospects — Financial Information Related to the VIEs.” We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of Zhejiang WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Baijiayun Group Ltd, its subsidiaries (including Zhejiang WFOE), and the VIEs. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

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

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. As of June 30, 2023 and 2024, (1) the aggregate amount of capital contribution by us to our subsidiaries in Hong Kong was US$47.9 million and US$2.0 million, respectively; and (2) the aggregate amount of capital contribution by us to the WFOEs through our subsidiaries in Hong Kong was US$61.9 million and US$3.4 million, respectively. For the 2022, 2023 and 2024 fiscal years, there were no loans between the VIEs and the WFOEs, net cash transferred by the VIEs to the WFOEs, or transfer of assets within our organization. For details, see “Item 5. Operating and Financial Review and Prospects — Financial Information Related to the VIEs.”

Permissions Required from the PRC Authorities for Our Operations

We currently conduct our video-centric technology solution business in China through Zhejiang WFOE and the VIEs. Our operations in China are governed by PRC laws and regulations. We and the VIEs are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Zhong Lun Law Firm, Zhejiang WFOE and the VIEs have obtained all material licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, value-added telecommunications business operation licenses with service scope for provision of information services. Given the possible differences of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities due to different understanding, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIEs will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIEs may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIEs may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — We may be required to obtain and maintain permits, filings and licenses to operate our business in China.”

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

Subject to the “passive foreign investment company” rules, the gross amount of any distribution that we make to a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation”) with respect to the Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend for U.S. federal income tax purposes, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. In addition, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 10. Additional Information — E. Taxation” for details.

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA and related regulations, as amended by the Consolidated Appropriations Act, 2023, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong.

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

If the PCAOB is unable to inspect and investigate completely our registered public accounting firm located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from Nasdaq, and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of our Class A ordinary shares to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The Class A ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Summary of Risk Factors

Risks Related to Our Business and Industry

●	We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If the market does not grow as expected, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow.

●	Our results of operations and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products.

●	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

●	If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer.

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	We have incurred, and may continue to incur, net losses.

●	Our limited operating history makes it difficult to evaluate our current business and prospects and our results of operations may fluctuate from time to time.

●	We generated a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of such major customers would result in lower revenues and could harm our business.

●	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

●	We have granted and may continue to grant share-based awards, which could lead to substantial share-based compensation expenses and significant dilutive effect to existing shareholders.

●	An occurrence of a natural disaster, widespread health epidemic or other outbreaks, such as the outbreak of COVID-19, could have a material adverse effect on our business operations.

●	We are required to obtain and maintain permits, filings and licenses to operate our business in China.

●	We may acquire or invest in or dispose of or divest from business, technologies, services, products and other assets, which may divert our management’s attention and result in the incurrence of debt or dilution to our shareholders. Such transactions may subsequently turn out to be less favorable to us than expected. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or dispositions.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficiary interests in those operations.

●	We rely on contractual arrangements with the VIEs and their respective shareholders to operate our business, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, results of operations and financial condition.

●	Our ability to enforce the equity interest pledge agreements among Zhejiang WFOE, the VIEs and each shareholder of the VIEs may be subject to limitations based on PRC laws and regulations.

●	The shareholders of the VIEs may have potential conflicts of interest with us, which could adversely affect our business, results of operations and financial condition.

●	Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the VIEs owe additional taxes, which could adversely affect our business, results of operations and financial condition.

Risks Related to Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless.

●	Changes in the political and economic policies of the PRC government could adversely affect our business, results of operations and financial condition, and may result in our inability to sustain our growth and expansion strategies.

●	We may be affected by the complexity and changes in PRC laws, rules and regulations, particularly of internet businesses. There is a risk that the PRC government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to continue our operations, and cause the value of our securities to significantly decline or become worthless.

●	Our contractual arrangements with the VIEs are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

●	Recent regulatory development in China may result in the PRC government exerting more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with our capital raising activities, and, if required, we cannot assure you that we will be able to obtain such approval.

●	The Class A ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Ownership of Our Class A Ordinary Shares

●	The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	Substantial future sales or perceived sales of the Class A ordinary shares in the public market could cause the price of the Class A ordinary shares to decline and depress our ability to raise funds in future offerings.

●	Our dual-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares may view as beneficial.

●	The outstanding warrants to subscribe for our Class A ordinary shares held by certain investors of BJY may not ultimately be exercised. In the event of non-exercise of such warrants, our shareholding structure may be affected and there may be a negative impact on our financial condition.

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

To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our platform empowers. For the 2022, 2023 and 2024 fiscal years, the research and development expenses were US$13.0 million, US$6.4 million and US$8.8 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our existing business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

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

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We had revenues of US$68.6 million, US$82.2 million and US$59.8 million for the 2022, 2023 and 2024 fiscal years, respectively. However, there can be no assurance that our business will continue to grow, or avoid any decline in the future.

Our ability to forecast our future results of operations is limited and subject to a number of uncertainties. In particular, we cannot accurately predict customers’ usage of our products given the diversity of our customer base and the end users across industries, geographies, use cases and other factors. We consider that there are two primary risks in relation to our financial performance in the future. First, our gross profit may not grow at same rate as our revenues, continued investment and expansion into low-margin business may negatively impact our gross profit margin and growth rate. For example, the gross profit margin decreased from 26.9% in the 2022 fiscal year to 20.1% in the 2023 fiscal year, and increased slightly to 21.7% in the 2024 fiscal year. We are expanding and currently expect to continually expand into new business lines. Certain initiatives on our new business lines may be new and evolving, and may prove unsuccessful. We may not be able to successfully implement new business plans and realize all of the benefits that we expect to achieve, or it may be more costly to do so than we anticipate. Second, our profitability may be lower than expected if our strategy were to maximize short-term profitability. We intend to continuously increase research and development investment to improve the performance of our existing software and platform which may have new business breakthroughs, such as real-time communications (“RTC”). In addition, we intend to continue to invest significantly in sales and marketing efforts to explore new business lines and improve our brand image and influence. The above potential investments and expansions may not ultimately grow our business or result in long-term profitability as expected. Moreover, such increases in the cost may adversely impact our gross profit margin and growth rate. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We have incurred, and may continue to incur, net losses.

We have incurred losses in the past. We incurred net loss from continuing operations of US$12.6 million, US$7.2 million and US$83.1 million for the 2022, 2023 and 2024 fiscal years, respectively. We had net loss margin of 18.4%, 8.1% and 139.0% in the 2022, 2023 and 2024 fiscal years, respectively. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our gross margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will be able to improve gross margin or achieve profitability, and we may continue to experience losses in the future.

We had negative operating cash flow in the past. Our net cash used in operating activities was US$17.8 million, US$10.6 million and US$6.5 million in the 2022, 2023 and 2024 fiscal years, respectively. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund our operations. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to us.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. For the 2022 fiscal year, BJY generated a substantial portion of its revenues from a limited number of customers, and BJY’s top ten customers (after aggregating customers with multiple accounts) accounted for approximately 47.6% of its revenues. For the 2023 fiscal year, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 42.0% of our revenues. For the 2024 fiscal year, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 29.2% of our revenues. No customer accounted for 10% or more of our revenues for the 2022, 2023 and 2024 fiscal years. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

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

We use share-based compensation to award our management members and employees, and have incurred and may continue to incur share-based compensation expenses. For the 2022, 2023 and 2024 fiscal years, we incurred US$9.5 million, US$1.5 million and US$16.7 million in share-based compensation expenses.

On October 1, 2021, the board of directors of BJY adopted an equity incentive plan and reserved 9,486,042 ordinary shares of BJY for issuance under share options to be granted to employees and directors of BJY in its PRC operations. The equity incentive plan stipulated that Duo Duo International Limited will be the incentive platform to hold the ordinary shares of BJY on behalf of the beneficiaries of the equity incentive plan. On October 1, 2021, pursuant to the incentive plan, options to acquire 6,816,417 ordinary shares of BJY were issued, with exercise price ranged from RMB0.0001 to RMB10.0 per share and varied vesting schedules, and 1,709,310 ordinary shares were issued as restricted stock units (“RSUs”), at a price of RMB0.0001 per share. The total fair value of the issued share options and RSUs is between US$10.0 million to US$15.0 million, out of which US$11.0 million had been recognized in the 2022, 2023 and 2024 fiscal years, and the rest will be recognized over the period until calendar year 2025. The awards granted under BJY’s equity incentive plan were assumed by us following the completion of the Merger, and the rights to receive ordinary shares of BJY by the grantees of the awards were replaced by the rights to receive Class A ordinary shares. As of June 30, 2024, awards with respect to 1,238,725 Class A ordinary shares (calculated on a post-Share Consolidation basis) reserved under BJY’s equity incentive were issued, among which, awards with respect to 1,074,865 Class A ordinary shares had been fully vested.

On January 21, 2023, our board of directors approved the 2023 Share Incentive Plan, pursuant to which share-based awards may be granted to our employees, directors and consultants. Under the 2023 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan was initially 12,855,546 (representing 2,571,109 Class A ordinary shares calculated on a post-Share Consolidation basis), which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all our issued and outstanding share capital as of the first date of such calendar year. As of the date of this annual report, 2,492,574 Class A ordinary shares have been granted, including (1) options to purchase 1,073,403 Class A ordinary shares, and (2) RSUs representing 1,419,171 Class A ordinary shares, all of which are still outstanding as of the same date. Pursuant to the evergreen provision, starting from January 1, 2024, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2023 Share Incentive Plan is 1,052,313 (calculated on a post-Share Consolidation basis).

On April 12, 2024, our board of directors approved the 2024 Share Incentive Plan, pursuant to which share-based awards may be granted to our employees, directors and consultants. Under the 2024 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 8,000,000 (calculated on a post-Share Consolidation basis). As of the date of this annual report, we have not granted any awards under the 2024 share incentive plan.

We expect to continue to grant awards under 2023 Share Incentive Plan and 2024 Share Incentive Plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. In the future, if additional share incentives are granted to our employees or directors, we will incur additional share-based compensation expenses, and our results of operations will be further adversely affected. Furthermore, the grant of share-based awards and the vesting and exercise thereof could significantly dilute existing shareholders’ ownership and materially and adversely affect the trading price of our Class A ordinary shares.

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

Our business activities mainly include offering real-time engagement products that enable interactions through audio, video or message within mobile applications, which may be regarded as value-added telecommunications services under the Catalog of Telecommunications Business (the “Catalog”), which was recently revised and promulgated on June 6, 2019. Considering the products we offer and the way our services are provided to our customers, we are of the view that our business activities fit into information services under the Catalog. We are required to obtain the value-added telecommunications business operation licenses with service scope for provision of information services (the “IS license”). BaiJiaYun Group, Nanjing BaiJiaYun, Wuhan BaiJiaShiLian Technology Co., Ltd. (“Wuhan BaiJiaShiLian”) and Guizhou Baijia Cloud Technology Co., Ltd. have obtained the IS licenses. However, the video cloud industry is still at a nascent stage of development and the laws and regulations regarding licenses for value-added telecommunications services in the PRC are continuously evolving. Though the above licenses have already been obtained to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to our business as promulgated and amended from time to time.

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

Similar to many other companies, we continuously evaluate and consider potential strategic transactions, including acquisitions of, investments in, dispositions of, or divestments from, businesses, technologies, services, products and other assets in the future. For example, we acquired several businesses in recent years. BJY acquired 33.38% of the equity interest in Beijing Deran Technology Co., Ltd. (“Beijing Deran”) in June 2021, which was then increased to 51% in March 2022 through further acquisition. BJY has consolidated the financial results of Beijing Deran into its own financial statements since it obtained majority interests in Beijing Deran in March 2022. In March 2023, we acquired the remaining 49% equity interest in Beijing Deran and became its sole shareholder. In March 2023, we entered into an equity acquisition agreement to acquire 100% equity ownership of Beijing Hydrogen Data Information Technology Co., Ltd. (“Beijing Hydrogen”). We also may enter into relationships with other businesses to expand our products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. In addition, we disposed of the BOPET film business to Aoji Holdings Co., Ltd at a purchase price of US$30.0 million in cash pursuant to a securities purchase agreement dated March 9, 2023 (the “Fuwei Disposition”). The Fuwei Disposition was consummated in March 2023. From the consummation of the Merger to the consummation of the Fuwei Disposition, revenues generated from the BOPET film business, i.e., the discontinued operations, was US$11.9 million, and the discontinued operation loss was US$0.3 million. While we believe that this disposition was in the best interest of our company, there can be no assurance that this disposition will not result in the occurrence of a material adverse impact on our company. In addition, while the equity interests of Fuwei BVI had been transferred to the purchaser at closing, pursuant to a supplemental agreement dated July 31, 2023, the purchaser is only obligated to pay us the purchase price no later than three years of the closing date. As such, we are exposed to the risk of non-performance by the purchaser, which could materially and adversely affect our results of operations and financial condition. We recognized allowance of credit loss of US$10.3 million and US$30.0 million as of June 30, 2023 and 2024, respectively, as we estimated there was a possibility that the US$30.0 million receivables may not be fully recovered in the future. In addition, we recorded US$24.0 million in impairment loss for long-term investment in the 2024 fiscal year, which was mainly related to our investment in Hongxin Wanda. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Sale and Exchange of Investment.”

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

Our future performance depends on the continued services and contributions of our senior management to execute on our business plan, develop our products and platform, deliver our products to customers, attract and retain customers and identify and pursue business opportunities. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives. In particular, to a considerable degree, we depend on the vision, skills, experience and effort of our chairman of the board and chief executive officer, Mr. Yi Ma and our chief financial officer, Ms. Fangfei Liu. The replacement of any of our senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. The loss of the services of any of our senior management for any reason could adversely affect our business, results of operations and financial condition.

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

In recent years, the PRC government has increasingly tightened the regulation of data privacy and data protection. The laws, regulations and governmental policies in the PRC for the data privacy and data protection are constantly evolving. For example, in June 2017, the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”), took effect. The PRC Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the PRC Cybersecurity Law provides that the critical information infrastructure operators generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall conduct security assessment for cross-border data transfer. See “Item 4. Information on the Company — Government Regulations — Regulation on Information Security and Censorship.” On August 20, 2021, the SCPNC adopted the Personal Information Protection Law (the “PIPL”), which became effective on November 1, 2021. The PIPL stipulates that personal information processors who provide significant internet platform services, have a large user base and/or operate complex types of businesses are subject to certain obligations, such as establishing an internal personal information protection system in compliance with relevant laws, rules and regulations; and releasing social responsibility reports on personal information protection on a regular basis. See “Item 4. Information on the Company — Government Regulations —Regulation on Privacy Protection” Existing PRC laws and regulations do not provide clear parameters as to what constitutes “large user base” and/or “complex types of businesses.” Nevertheless, it is widely accepted in practice that at least one million users is required in order to reach the “large user base” threshold, and “complex types of businesses” usually refers to a business model under which a company either operates as an integrated online platform, for example, a social media or e-commerce platform, or operates with diversified business lines or product catalogues. We believe that we are not a personal information processor who has a large user base and/or operate complex types of businesses. However, since there has been no official interpretation or explanation as to the definition of same, it remains uncertain whether we would be deemed as a personal information processor who has a large user base and/or operate complex types of businesses by the PRC regulatory authorities, thus requiring us to perform the obligations stipulated under the PIPL.

On July 7, 2022, the Security Assessment Measures for Outbound Data Transfer was released by the CAC, which became effective on September 1, 2022, stipulates that before cross-border data transfer under certain circumstances, data processors shall make self-assessment of the risks, and shall apply for security assessment. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria have been satisfied, such as a completed official security assessment carried out by the PRC government authorities. As a personal information processor defined under the PIPL, while we do not believe current business involves any transmission, use and exchange of information that comes under the definition of “cross-border transfer of personal information and important data” under the PRC Cybersecurity Law, we cannot assure you that the PRC regulatory authorities will not take a view contrary to our view, thus requiring us to comply with the data localization, security assessment and other requirements under these laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfer of personal data and/or important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

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

On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which will come into effect on January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. Where network data processors carry out network data processing activities that affect or may affect national security, they shall go through a national security review in accordance with relevant PRC regulations. See “Item 4. Information on the Company — Government Regulations — Regulation on Information Security and Censorship.”

It remains uncertain what kind of data constitutes “Important Data.” Also, there is no further explanation or interpretation as to how to determine what constitutes “affecting national security.” Therefore, it is uncertain whether we would be deemed as a “Important Data Processors” and need to fulfill the obligations that the Important Data Processor should perform, whether we would be deemed as a “critical information infrastructure operator” or a “network platform operator” or a “data processors” holding one million users’ personal information, or whether our business will be deemed to affect or may affect national security under PRC laws, thus requiring us to go through a national security review or cybersecurity review process.

We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. As of the date of this annual report, we have not been informed by any PRC government authorities that we will be deemed as an Important Data Processor or a critical information infrastructure operator. It also remains uncertain whether future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Review Measures and the Network Data Security Management Regulations, if any, at this stage. We will closely monitor and assess any development in the rulemaking process. If the Review Measures and the Network Data Security Management Regulations mandate clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

As of the date of this annual report, the pledge of the equity interests in the VIEs has not been completed and the equity interest pledge under the equity interest pledge agreements has not been registered with local Administration for Market Regulation, although the equity interest pledge agreements have been executed. Under the PRC Civil Code, when a pledgor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. The PRC Civil Code further provides that the registration is necessary to create security interest on the shares of a PRC limited liability company, which means that before the equity interest pledge is duly registered, such pledge is unenforceable even though the relevant equity interest pledge agreement is binding. Prior to the completion of the registration, we may not be able to successfully enforce the equity interest pledges against any third parties who have acquired the equity interests in good faith in the VIEs.

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

MOFCOM published a discussion draft of the proposed Foreign Investment Law (2015) (the “2015 Draft”) in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. In December 2018, the SCNPC published the draft Foreign Investment Law (2018), which was further amended and published in January 2019, as a second draft for comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect on January 1, 2020. The Foreign Investment Law replaced the three laws on foreign investment, i.e., the Wholly Foreign-owned Enterprise Law of the PRC, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC.

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

The Chinese government has exercised and continues to exercise substantial influence over the Chinese economy through regulation and state ownership. Our ability to operate in China may be adversely affected by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future, including those that affect the economic policies in China, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest any interest we then hold in Chinese properties.

As such, our business is subject to various government and regulatory control. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any non-compliance incidents. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in a material change in our operation and the value of the ordinary shares.

Furthermore, recent statements by the Chinese government indicates an intent to exert more oversight and control over offerings that are conducted overseas. See “—Recent regulatory development in China may result in the PRC government exerting more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with our capital raising activities, and, if required, we cannot assure you that we will be able to obtain such approval.” Furthermore, the PRC government authorities may further strengthen oversight and control over our operations in China, or offerings that are conducted overseas and/or foreign investment. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless.

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

Issues, risks and uncertainties relating to China’s government regulation of the Chinese internet sector include the following.

●	We operate our business in China through businesses controlled through contractual arrangements rather than equity ownership due to restrictions on foreign investment in businesses related to value-added telecommunications services.

●	Uncertainties relating to the regulation of the internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenges, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage or complete shut-down of our products. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the Law on Preservation of State Secrets which became effective on May 1, 2024 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security or MIIT, or their respective local counterparts.

●	The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken by relevant regulatory authorities to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. We believe we will be required and intend to file with the CSRC within three business days after the closing of any subsequent offerings of our securities. However, there can be no assurance that we can complete the filing procedures, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all. See also “— Recent regulatory development in China may result in the PRC government exerting more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with our capital raising activities, and, if required, we cannot assure you that we will be able to obtain such approval.”

●	On December 28, 2021, the CAC, together with 12 other government agencies, jointly issued the Review Measures, which became effective on February 15, 2022 requiring that, among others, the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. The Review Measures also provides that any “network platform operators” holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which among others further requires that an Important Data Processor shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged each year, submit the annual data security assessment report to the local cyberspace affairs administration department. Since the Review Measures, the Network Data Security Management Regulations remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how we will be affected. As of the date of this annual report, we have not received any notice from any authorities identifying any of our PRC subsidiaries or the VIEs as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our listing in the U.S. will not be affected by the Review Measures or Network Data Security Management Regulations, and our PRC operations will not be subject to cybersecurity review or network data security review by the CAC for listing in the United States, because we are not a critical information infrastructure operator or data processing operators with personal information of more than one million users. There remains uncertainty, however, as to how the Review Measures and the Network Data Security Management Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretations related to the Review Measures and the Network Data Security Management Regulations. See also “— Risks Related to Our Business and Industry — Our business is subject to a variety of PRC laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, results of operations and financial condition.”

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

The Class A ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA was signed into law on December 18, 2020. The HFCAA, as amended by the Consolidated Appropriations Act, 2023, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter market in the United States.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors outside of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely our registered public accounting firm, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA and relevant regulations, the Class A ordinary shares will be delisted from Nasdaq and our Class A ordinary shares will not be permitted for trading over the counter either. If our Class A ordinary shares are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Class A ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Class A ordinary shares could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Under PRC tax laws and regulations, some of our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, the modified EIT Law and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state” (the “HNTEs”), to enjoy a reduced enterprise tax rate of 15%. Beijing Baishilian Technology Co., Ltd., Baijiayunwang Technology Co., Ltd., Beijing Deran Technology Co., Ltd., Nanjing Baijia Cloud Technology Co., Wuhan Baijia Cloud Technology Co., Ltd. (“Wuhan BaiJiaYun”), Beijing Hydrogen, and Wuhan Qiyun Shilian Technology Co., Ltd. are qualified as HNTEs. We disposed of 100% equity interest of Wuhan BaiJiaYun in September 2022, and subsequently acquired 100% equity interest of Wuhan BaiJiaYun (currently known as Wuhan Xinwanlian Technology Co., Ltd.) in July 2023. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of our PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of our products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to relevant rules including the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance (the “MOF”) and the SAT on October 13, 2011, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, the Notice on Increasing the Proportion of Weighted Pre-tax Deduction for R&D Expenses issued by the MOF, the SAT and the Ministry of Science and Technology on September 20, 2018, and the Announcement on Enterprise Income Tax Policies for Promoting the High-Quality Development of Integrated Circuit and Software Industries issued by the MOF, the SAT, the National Development and Reform Commission (the “NDRC”) and the MIIT on December 11, 2020. In the event the preferential tax treatment for our PRC subsidiaries are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, we will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect.

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

The trading price of the Class A ordinary shares is likely to be volatile. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The market price for the Class A ordinary shares may be influenced by those factors discussed elsewhere in this “D. Risk Factors” section and many others, including:

●	regulatory developments in the U.S., the PRC and foreign countries;

●	innovations or new products or solutions developed by us, or our competitors;

●	announcements by us or our competitors of significant acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

●	achievement of expected sales and profitability;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	trading volume of the Class A ordinary shares, and sales of the securities by insiders and shareholders;

●	an inability to obtain additional funding;

●	change in strategy or industry trend;

●	announcements of new investments, acquisitions/dispositions, strategic partnership or joint venture by us or our competitors;

●	general economic, industry and market conditions other events or factors, many of which are beyond our control;

●	additions or departures of key personnel;

●	the future impact of the COVID-19 pandemic and actions taken to slow its spread; and

●	intellectual property, product liability or other litigation against us.

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

Substantial future sales of the Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the Class A ordinary shares to decline, which could in turn depress our ability to raise funds in future offerings. As of the date of this annual report, our issued and outstanding securities consist of: (1) 14,658,966 Class A ordinary shares; (2) 5,957,691 Class B ordinary shares; and (3) warrants to subscribe for 3,592,980 Class A ordinary shares in lieu of shares issuable to certain shareholders of BJY upon the completion of the Merger as the required filings for overseas direct investment to relevant PRC government authorities (the “ODI filings”) had not been completed. Assuming all of the warrants to subscribe for our Class A ordinary shares have been exercised, our issued and outstanding securities consist of: (1) 18,251,964 Class A ordinary shares; and (2) 5,957,691 Class B ordinary shares.

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

As of the date of this annual report, Mr. Gangjiang Li beneficially owns 397,000 Class A ordinary shares and 5,411,178 Class B ordinary shares, which account for an aggregate of 78.4% of the voting power represented by all our issued and outstanding ordinary shares, and Nuan Nuan Ltd beneficially owns 181,819 Class A ordinary shares and 546,513 Class B ordinary shares, which account for an aggregate of 8.1% of the voting power represented by all our issued and outstanding ordinary shares. Mr. Gangjiang Li and Mr. Yi Ma, and their respective holding companies, are parties to an acting-in-concert agreement, pursuant to which the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation such matters, a decision that is made by Mr. Gangjiang Li, or Jia Jia BaiJiaYun Ltd, shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. As a result, Jia Jia BaiJiaYun Ltd and Nuan Nuan Ltd, as holders of the Class B ordinary shares, will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while the Class A ordinary shares are not convertible into the Class B ordinary shares under any circumstances. Our fourth amended and restated memorandum of association and third amended and restated articles of association (the “memorandum and articles of association”) require any Class B ordinary shares to be automatically converted into Class A ordinary shares upon, among others, a direct or indirect sale, transfer, assignment or disposition of such Class A ordinary shares or a direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise, to any person or entity an affiliate of the holder of such Class B ordinary shares. The potential conversion of Class B ordinary shares into Class A ordinary shares will have a dilutive effect on the existing shareholders of our Class A ordinary shares, which in turn could adversely affect the market price of our Class A ordinary shares.

The outstanding warrants to subscribe for our Class A ordinary shares held by certain investors of BJY may not ultimately be exercised. In the event of non-exercise of such warrants, our shareholding structure may be affected and there may be a negative impact on our financial condition.

As of the date of this annual report, there are outstanding warrants held by some of BJY’s investors to subscribe for Class A ordinary shares, representing approximately 14.8% of our issued and outstanding ordinary shares on a fully-diluted basis, that are exercisable by their respective holders subject to certain conditions including the completion of the ODI filings under the PRC laws, which is a prerequisite procedure for Chinese entities to make investment overseas. These warrants were assumed by us as a result of the Merger and the Transactions, pursuant to which certain warrants issued to BJY investors in connection with the automatic conversion of the preferred shares issued by BJY to its investors before the Merger were converted into warrants to subscribe for certain number of our Class A ordinary shares based on the conversion ratio as defined in the Merger Agreement. The warrants accord the holders with all rights and obligations attached to our Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as our shareholders.

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

As of the date of this annual report, Jia Jia BaiJiaYun Ltd and Nuan Nuan Ltd, as a group, have 86.5% of the voting power represented by all the issued and outstanding ordinary shares. As a result, we are a “controlled company” as defined under the Nasdaq Listing Rules as set forth in Rule 5615, because Jia Jia BaiJiaYun Ltd and Nuan Nuan Ltd, as a group, own more than 50% of our total voting power. For so long as we remain a controlled company, we may, and do rely on certain exemptions from corporate governance rules, including an exemption from the rule that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class A ordinary shares.

Generally, we will be a “passive foreign investment company” (a “PFIC”), if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. The determination of whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of our assets, including goodwill and intangible assets, and the composition of our income). Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the VIEs and their respective subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated financial statements.

Our taxable year for U.S. federal income tax purposes is same as our fiscal year, which changed from a December 31 year-end to a June 30 year-end in connection with the Merger. We have not performed a definitive analysis as to our PFIC status for the taxable year ended June 30, 2023, including whether we would qualify for the “change of business exception.” Assuming we are treated as the owners of the VIEs and their respective subsidiaries, and based on the composition and characterization of our assets and income, we believe it is reasonable to take a position that we were not classified as a PFIC for the taxable year ended June 30, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge our determination or the classification of our income or our assets in this regard, or that we will not be classified as a PFIC for the current taxable year or future taxable years. In particular, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Class A ordinary shares, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending June 30, 2025 and future taxable years if the market price of our Class A ordinary shares does not increase or continues to decline and/or we do not invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Further, if it were determined, however, that we are not the owner of the VIEs or their respective subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC in any particular year. Because of these uncertainties and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we were not classified as a PFIC for our taxable year ended June 30, 2024, or that we will not be classified as a PFIC for the current taxable year or in future taxable years.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the Class A ordinary shares and on the receipt of distributions on the Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S, federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a United States Holder holds the Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Class A ordinary shares. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Class A ordinary shares. For more information, see “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation.”

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

As a Cayman Islands exempted company with limited liability listed on Nasdaq, we are subject to the Nasdaq Listing Rules for corporate governance listing standards. However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Listing Rules and we are permitted to follow home country practice in respect of certain corporate governance matters. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on Nasdaq. For example, we do not (1) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (2) have an audit committee be composed of at least three members; (3) have the majority of board of directors consisting of independent directors; or (4) obtain shareholders’ approval for issuance of securities in certain situations. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Listing Rules applicable to U.S. domestic issuers. In addition, we are a “controlled company” as defined under the Nasdaq Listing Rules as set forth in Rule 5615. For so long as we remain a controlled company, we may, and do rely on certain exemptions from corporate governance rules, including an exemption from the rule that that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2024, using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is not permitted to conclude that the company’s internal control over financial reporting is effective if there are one or more material weaknesses in the company’s internal control over financing reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

In the course of preparing and auditing our consolidated financial statements as of and for the fiscal year ended June 30, 2024, our management has concluded that our internal control over financial reporting was effective as of June 30, 2024. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, it may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Item 4. Information on the Company

A. History and Development of the Company

Corporate History

Baijiayun Group Ltd is an exempted company with limited liability incorporated under the laws of the Cayman Islands and currently conducts substantially all of its business and operations through the VIEs in China. Beijing Baijia Shilian Technology Co., Ltd., a PRC limited liability company, was incorporated in May 2017, the name of which was changed into BaiJiaYun Group Co., Ltd. in September 2021. Beijing Baijia Shuangshi Technology Co., Ltd., a PRC limited liability company, was incorporated in October 2019, the name of which was changed into Baijia Cloud Technology Co., Ltd. in June 2022. BJY was incorporated in April 2021 as an exempted company with limited liability in the Cayman Islands. BaiJia Cloud Limited (“BJY HK”), a Hong Kong corporation with limited liability, was incorporated in May 2021. BJY HK is a wholly-owned subsidiary of BJY. Zhejiang WFOE, a PRC limited liability company, was incorporated in December 2022. Zhejiang WFOE is a wholly-owned subsidiary of BJY HK.

Merger with Fuwei

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

Fuwei Disposition

We sold all of the equity interests of Fuwei BVI, which operates the BOPET film business of Fuwei through its subsidiary Fuwei Films (Shandong) Co., Ltd., to Aoji Holdings Co., Ltd. at a purchase price of US$30.0 million in cash pursuant to a securities purchase agreement dated March 9, 2023. The Fuwei Disposition was consummated in March 2023. The equity interests of Fuwei BVI had been transferred to the purchaser at closing. Pursuant to a supplemental agreement dated July 31, 2023, the purchaser is obligated to pay us the purchase price no later than three years of the closing date. As of the date of this annual report, we have not received the purchase price from Aoji Holdings Co., Ltd. We recognized allowance of credit loss of US$10.3 million and US$19.7 million in the 2023 and 2024 fiscal years, respectively, as we estimated there was a possibility that the US$30.0 million receivables may not be fully recovered in the future. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may acquire or invest in or dispose of or divest from business, technologies, services, products and other assets, which may divert our management’s attention and result in the incurrence of debt or dilution to our shareholders. Such transactions may subsequently turn out to be less favorable to us than expected. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or dispositions” for details.

Nasdaq Listing Standards Compliance

On March 14, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. The Nasdaq notification letter does not result in the immediate delisting of our Class A ordinary shares.  On May 7, 2024, we received a notification letter from the Listing Qualifications Department of the Nasdaq informing us that we have regained compliance with the Nasdaq Listing Rule 5450(a)(1).

Other Corporate Events

At the general meeting held on May 29, 2024, our shareholders approved the Share Consolidation, which became effective on May 30, 2024. Upon the effective time of the Share Consolidation, every five Class A ordinary shares of par value US$0.519008 each were consolidated into one Class A ordinary share of par value US$2.59504 each, and every five Class B ordinary shares of par value US$0.519008 each were consolidated into one Class B ordinary share of par value US$2.59504 each. Following the Share Consolidation, our authorized share capital was US$2,231,734,400 divided into 860,000,000 ordinary shares of par value US$2.59504 each, comprising 400,000,000 Class A ordinary shares and 460,000,000 Class B ordinary shares. The Share Consolidation became effective in Cayman Islands on May 30, 2024, and post-Share Consolidation Class A ordinary shares began trading on Nasdaq on June 10, 2024.

At the general meeting held on May 29, 2024, our shareholders also approved the capital reduction (the “Capital Reduction”) and the change of authorized share capital (collectively, the “Capital Reorganization”), subject to and conditional upon the Capital Reduction being granted by the Grand Court of the Cayman Islands confirming the Capital Reduction and registration by the Registrar of Companies of the Cayman Islands of the relevant court order and shareholder minutes confirming the Capital Reduction. The Capital Reorganization became effective on September 27, 2024. Following the effectiveness of the Capital Reorganization, our share capital consists of US$86,000, divided into 860,000,000 ordinary shares of par value US$0.0001 each comprising 400,000,000 Class A ordinary shares of par value US$0.0001 each, and 460,000,000 Class B ordinary shares of par value US$0.0001 each.

At the said general meeting, our shareholders also approved the adoption of the fourth amended and restated memorandum of association and third amended and restated articles to, among others, reflect the Share Consolidation and the Capital Reorganization. The adoption of the fourth amended and restated memorandum of association and third amended and restated articles became effective on September 27, 2024.

Corporate Information

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

Our “PaaS standardization + SaaS scenario-oriented” business layout is the driver of our business. As of June 30, 2024, we had a total of 3,352 customers, representing an increase of approximately 17.2% compared with the number of customers as of June 30, 2023.

During the 2022 fiscal year, the total number of user visits of our live streaming large-class courses reached over 70.1 million, the total duration of such live streaming courses exceeded 4.3 million hours, and the cumulative viewing time of such live streaming courses was over 70.6 million hours. During the 2023 fiscal year, the total number of user visits of our live streaming large-class courses was over 56.5 million, the total duration of such live streaming courses exceeded 2.8 million hours, and the cumulative viewing time of such live streaming courses was over 55.8 million hours. During the 2024 fiscal year, the total number of user visits of our live streaming large-class courses was over 54.3 million, the total duration of such live streaming courses exceeded 2.2 million hours, and the cumulative viewing time of such live streaming courses was over 50.8 million hours.

Since our establishment, our cumulative VoD duration has reached over 820.4 million hours. During the 2022 fiscal year, the total number of VoD user visits increased to over 633.5 million, and the total VoD duration increased to over 109.6 million hours, representing a year-on-year increase of approximately 43.9%. During the 2023 fiscal year, the number of total VoD user visits was approximately 605.7 million, and the total VoD duration was approximately 216.0 million hours, representing a year-on-year increase of approximately 97.1%. During the 2024 fiscal year, the number of total VoD user visits was approximately 991.8 million, and the total VoD duration was approximately 357.3 million hours. Our services cover a wide range of industries, such as internet, education, automotive, finance, health care and e-commerce.

As of June 30, 2024, we maintained branches, research and development centers and offices in more than a dozen cities in China, with a total of 219 employees, including complete product design, testing, and R&D teams that support the rapid update iterations of our products.

We had revenues of US$68.6 million, US$82.2 million and US$59.8 million for the 2022, 2023 and 2024 fiscal years, respectively. We incurred net loss from continuing operations of US$12.6 million, US$7.2 million and US$83.1 million for the 2022, 2023 and 2024 fiscal years, respectively.

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

We offer our live streaming solution primarily on a SaaS basis for a combination of subscription and usage. In the 2022, 2023 and 2024 fiscal years, we had 1,583, 1,506 and 1,319 customers for SaaS-based live streaming solution, respectively. In addition, while we have developed our live streaming solution to overcome hardware compatibility issues, we also supplement certain of our video-centric SaaS/PaaS solutions with hardware manufactured by third parties, such as video camera, server, projector, and coding and decoding machines for audio and video signal, to further ensure the quality and reliability of video transmission.

VoD solution

Leveraging our reliable cloud-native infrastructure and industry-leading video capability, we offer an intuitive cloud-based VoD solution which enables customers to conveniently launch their own online video player. As a provider of a VoD solution that we believe is trusted by our customers, we have supported approximately 30.9 billion users’ visits for 820.4 million hours in cumulative playtime since our inception. We enable convenient upload function that supports batch upload, large file upload and breakpoint resume upload. Similar to the live streaming solution, our VoD solution can transcode video files into different formats so that they can be played on different devices. For example, to accommodate mobile users, our VoD solution allows developers to integrate video features through quick and easy steps with iOS and Android-based SDKs and APIs. Our VoD solution is also compatible with major social media platforms in China, such as WeChat and Weibo, which enables customers to promote their video content by sharing the content to or forward the content on these platforms. We also offer video embedding function for those who want to incorporate video content into a WeChat official account or an H5 webpage to reach a wider audience.

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

We offer our VoD solution primarily on a SaaS basis for a combination of subscription and usage. In the 2022, 2023 and 2024 fiscal years, we had over 633 million, 606 million and 991 million customers’ visits for SaaS-based VoD solution, respectively.

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

We also enable online live courses in various settings, which we believe fundamentally differentiate us from our competitors. For example, we enable 1-on-1 online classes that provide exclusive and immersive learning experiences mimicking in-person tutoring, which is especially useful for scenarios such as oral language training and mock interviews. We use methods including private link, QR code and invitation code to ensure authorized access to designated courses. Leveraging our reliable network infrastructure, we enable large-scale interactive online courses that can support thousands of participants in one session. With the self-developed video technology, students can “raise their hands” at class to interact with teachers through real-time video or audio chat, and teachers can use interactive tools such as screen sharing and whiteboarding to illustrate a topic in all dimensions. We believe this capability enables our customers to deliver rich learning experiences in a large scale with low latency, and further helps them to save teaching costs and improve operation efficiency. In the 2022, 2023 and 2024 fiscal years, our large-class courses served an accumulation of over 70.1 million, 56.5 million and 54.3 million users’ visits, with over 70.6 million, 55.8 million and 50.8 million hours in cumulative live streaming time, respectively. With our robust video technology, we support concurrent, multi-way video communications such as dual-teacher online courses, where tutors are assigned to a traditional one-teacher online classroom to improve the engagement and learning effectiveness of individual students, and capacity-free open courses, where students may join or leave the courses anonymously through an open link. In addition to online course function, our live streaming capability also helps customers in user acquisition and brand building activities, as potential users may access content and market activities through open links.

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

We primarily offer our online school solution on a project basis. In the 2022, 2023 and 2024 fiscal years, we had 191, 175 and 139 customers for our online school solution, respectively.

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

Sales and Marketing

We promote our brand and market our video-centric solutions primarily through our experienced sales and marketing team, which consisted of 107, 79 and 41 personnel as of June 30, 2022, 2023 and 2024, respectively. The sales and marketing team is responsible for selling to prospective customers, renewing existing subscriptions, and identifying cross-selling opportunities. We do not engage external sales and marketing agents to acquire customers, and mainly rely on our in-house sales and marketing team, word-of-mouth referrals from existing customers, as well as our brand recognition to attract potential customers.

To market our products and solutions, we have not only established an online presence but also have actively participated in offline industry events and other events to improve our brand image and influence in the industry.

Customers and Customer Support

Our Customers

We believe that with our robust technology infrastructure and comprehensive solution offerings, we have accumulated a loyal and diversified customer base. As of June 30, 2022, 2023 and 2024, we served a total of 2,830, 3,487 and 3,985 customers, respectively. Our customers operate in a broad range of industries, including but not limited to education, finance, medical services and IT.

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

Research and Development

Since our inception, we believe we have internally developed substantially all core technologies underlying our video-centric solutions based on open-source software components. We are committed to improving our technological capabilities and attracting and cultivating technology talents to stay ahead of the rapidly involving industry trends and market demands. As of June 30, 2022, 2023 and 2024, we had a stable and dedicated research and development team of 174, 179 and 108 members, respectively, whose expertise spans a broad range of related fields, from video RTC, cloud computing, CDN infrastructure, AI and big data analytics, to operational and infrastructure maintenance. As of June 30, 2024, our research and development personnel had an average of 10 years of relevant industry experience and had been with us for an average of four years.

Intellectual Property

We depend upon a combination of trade secret, misappropriation, copyright, trademark, computer fraud and other laws; registration of patents, copyrights and trademarks; nondisclosure, noncompetition and other contractual provisions with employees; and technical measures to protect our proprietary rights in the software, trademarks and other intellectual property.

As of June 30, 2024, we were the registered holder of 301 software copyrights, 27 patents, 43 domain names and 32 trademarks in China. In addition, we had filed 10 patent applications in China as of the same date.

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

The Encouraged Industries Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories in terms of the level of participation permitted to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraged Industries Catalog are generally deemed as falling into a fourth category of “permitted” industries unless specifically restricted by other PRC laws. The Negative List sets forth the industries in which foreign investments are restricted or prohibited. The current effective Encouraged Industries Catalog is the 2022 version which became effective on January 1, 2023. The current effective Negative List is the 2021 version which came into force on January 1, 2022. MOFCOM and NDRC recently promulgated the 2024 version of Negative List on September 6, 2024. However, the 2024 version will not come into effect until November 1, 2024.

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

In addition, on September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which will come into effect on January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. The Network Data Security Management Regulation also sets forth the obligations of “Important Data Processors” as follows:

●	designating a person responsible for network data security and establish a network data security management department;

●	conducting a risk assessment before providing, entrusting, or jointly processing important data, except in cases where they are fulfilling statutory duties or legal obligations;

●	taking measures to ensure network data security in the event of mergers, divisions, dissolutions, bankruptcies, or other situations that may affect the security of important data;

●	conducting an annual risk assessment of the network data processing activities and submit a risk assessment report to the relevant competent authorities at the provincial level or above.

Additionally, data processors handling personal information of more than 10 million individuals should be regarded as “Important Data Processors.”

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

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the SCNPC promulgated the National Security Law, which took effect on the same date. According to the new National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the new National Security Law, the state shall establish national security review and supervision institutions and mechanisms and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the new National Security Law will be implemented in practice.

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

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (“Circular 59”) promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, which was amended on December 29, 2023 and came into effect on July 1, 2024, and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and came into effect on January 1, 2020.

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

C. Organizational Structure.

The following simplified diagram illustrates our corporate structure as of the date of this annual report.

(1)	As of the date of this annual report, BaiJiaYun Group is owned as to 50.00% by Yijiang Shengong (Shanghai) Enterprise Management Partnership Enterprise (limited partnership) and 50.00% by Shanghai Shenhui Xinqi Enterprise Management Partnership Enterprise (limited partnership).

(2)	As of the date of this annual report, Baijia Cloud Technology is owned as to 50.00% by Yijiang Shengong (Shanghai) Enterprise Management Partnership Enterprise (limited partnership) and 50.00% by Shanghai Shenhui Xinqi Enterprise Management Partnership Enterprise (limited partnership).

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, subject to any risk factors disclosed under the section of “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure,” (1) the ownership structures of Zhejiang WFOE and the VIEs in China do not and will not violate any explicit PRC law, regulation or rule currently in effect; and (2) the contractual agreements among Zhejiang WFOE, the VIEs and the VIEs’ shareholders governed by PRC laws are valid and binding in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and will not violate any explicit PRC law, regulation or rule currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by Zhong Lun Law Firm that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

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

D. Property, Plants and Equipment

Our principal executive offices are located at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China. As of June 30, 2024, we leased and occupied office space with an aggregate floor area of approximately 3,269 square meters in Beijing, and maintained other leased offices and warehouse space in other cities in China totaling approximately 1,477 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms for all of our leased properties as of June 30, 2024 ranged from approximately one to eight years.

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

We generated revenues of US$68.6 million, US$82.2 million and US$59.8 million for the 2022, 2023 and 2024 fiscal years, respectively. We had net loss from continuing operations of US$12.6 million, US$7.2 million and US$83.1 million for the 2022, 2023 and 2024 fiscal years, respectively.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of the total revenues, both in absolute amount and as a percentage of total revenues, for the fiscal years indicated.

	Years ended June 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	14,841,071	21.6	13,065,501	15.9	21,129,793	35.3
SMS services	16,429,769	23.9	17,085,803	20.8	12,894,028	21.6
CDN services	—	—	2,773,165	3.4	—	—
Subtotal	31,270,840	45.5	32,924,469	40.1	34,023,821	56.9
Cloud related services
Customized platform development service	10,284,571	15.0	10,460,478	12.7	2,685,800	4.5
Software license and other cloud related service	1,912,252	2.8	5,226,520	6.4	3,383,772	5.7
Subtotal	12,196,823	17.8	15,686,998	19.1	6,069,572	10.2
AI solution services	25,132,715	36.7	33,638,104	40.8	19,701,268	32.9
Total revenues	68,600,378	100.0	82,249,571	100.0	59,794,661	100.0

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

	Years ended June 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	6,400,069	12.7	6,384,561	9.7	13,288,679	28.4
SMS services	16,239,332	32.4	16,731,255	25.5	12,652,874	27.0
CDN services	—	—	2,700,946	4.1	—	—
Subtotal	22,639,401	45.1	25,816,762	39.3	25,941,553	55.4
Cloud related services
Customized platform development services	7,272,371	14.5	8,971,625	13.7	2,613,384	5.6
Software license and other cloud related service	1,135,398	2.3	1,592,925	2.4	1,088,057	2.3
Subtotal	8,407,769	16.8	10,564,550	16.1	3,701,441	7.9
AI solution services	19,121,360	38.1	29,312,947	44.6	17,159,367	36.7
Total cost of revenues	50,168,530	100.0	65,694,259	100.0	46,802,361	100.0

Gross Profit

The following table sets forth a breakdown of the gross profit and gross profit margin by service type for the fiscal years indicated.

	Years ended June 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	8,441,002	56.9	6,680,940	51.1	7,841,114	37.1
SMS services	190,437	1.2	354,548	2.1	241,154	1.9
CDN services	—	—	72,219	2.6	—	—
Subtotal	8,631,439	27.6	7,107,707	21.6	8,082,268	23.8
Cloud related services
Customized platform development services	3,012,200	29.3	1,488,853	14.2	72,416	2.7
Software license and other cloud related service	776,854	40.6	3,633,595	69.5	2,295,715	67.8
Subtotal	3,789,054	31.1	5,122,448	32.7	2,368,131	39.0
AI solution services	6,011,355	23.9	4,325,157	12.9	2,541,901	12.9
Total gross profit	18,431,848	26.9	16,555,312	20.1	12,992,300	21.7

Operating Expenses

The following table sets forth the operating expenses, both in absolute amount and as a percentage of our total operating expenses, for the fiscal years indicated.

	Years ended June 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
Selling and marketing expenses	7,378,885	21.0	5,008,429	18.3	5,928,373	9.5
General and administrative expenses	14,781,053	42.0	15,969,072	58.2	47,625,145	76.3
Research and development expenses	13,048,191	37.0	6,447,626	23.5	8,839,897	14.2
Total operating expenses	35,208,129	100.0	27,425,127	100.0	62,393,415	100.0

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

	Years ended June 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)

Revenues	68,600,378	100.0	82,249,571	100.0	59,794,661	100.0
Cost of revenues	(50,168,530)	(73.1)	(65,694,259)	(79.9)	(46,802,361)	(78.3)
Gross profit	18,431,848	26.9	16,555,312	20.1	12,992,300	21.7
Operating expenses
Selling and marketing expenses	(7,378,885)	(10.8)	(5,008,429)	(6.1)	(5,928,373)	(9.9)
General and administrative expenses	(14,781,053)	(21.5)	(15,969,072)	(19.4)	(47,625,145)	(79.6)
Research and development expenses	(13,048,191)	(19.0)	(6,447,626)	(7.8)	(8,839,897)	(14.8)
Total operating expenses	(35,208,129)	(51.3)	(27,425,127)	(33.3)	(62,393,415)	(104.3)
Gain on disposal of a subsidiary	—	—	402,044	0.5	—	—
Bargain purchase gain	—	—	2,626,224	3.2	—	—
Loss from operations	(16,776,281)	(24.5)	(7,841,547)	(9.5)	(49,401,115)	(82.6)
Interest income, net	51,291	0.1	37,620	—	66,263	0.1
Interest expense	—	—	(183,278)	(0.2)	(511,429)	(0.9)
Investment income	768,454	1.1	145,976	0.2	76,768	0.1
Gain from equity method investment	580,816	0.8	—	—	—	—
Impairment loss from long term investment	—	—	—	—	(24,005,161)	(40.1)
Impairment loss on goodwill					(10,636,358)	(17.8)
Other income, net	1,118,105	1.6	843,587	1.0	1,130,734	1.9
Loss before income taxes	(14,257,615)	(20.8)	(6,997,642)	(8.5)	(83,280,298)	(139.3)
Income tax benefit (expenses)	1,637,485	2.4	(221,969)	(0.3)	196,219	0.3
Net loss from continuing operations	(12,620,130)	(18.4)	(7,219,611)	(8.8)	(83,084,079)	(139.0)
Net income from discontinued operations, net of tax	—	—	520,000	0.7	—	—
Net loss	(12,620,130)	(18.4)	(6,699,611)	(8.1)	(83,084,079)	（139.0)

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

Revenues

Total revenues were US$59.8 million in the 2024 fiscal year, representing a decrease of 27.3% from US$82.2 million in the 2023 fiscal year. The decrease in total revenues was primarily due to the combined effects of (1) a 24.5% decrease in the revenues from SMS services from US$17.1 million in the 2023 fiscal year to US$12.9 million in the 2024 fiscal year as a result of decreasing customer demands; (2) a 74.3% decrease in the revenues from customized platform development service from US$10.5 million in the 2023 fiscal year to US$2.7 million in the 2024 fiscal year as a result of decreasing customer demands; (3) a 35.3% decrease in the revenues from software license and other cloud related service from US$5.2 million in the 2023 fiscal year to US$3.4 million in the 2024 fiscal year as a result of decreasing customer demands; and (4) a 41.4% decrease in the revenues from AI solution services from US$33.6 million in the 2023 fiscal year to US$19.7 million in the 2024 fiscal year as a result of decreasing customer demands. The decreases in revenues were partially offset by an increase 61.7% in revenue from real-time engagement services, from US$13.1 million in 2023 fiscal year to US$21.1 million in fiscal year 2024, because the demand for our live broadcasting platform service for meetings or conferences increased.

Cost of Revenues

Cost of revenues was US$46.8 million in the 2024 fiscal year, representing a decrease of 28.8% from US$65.7 million in the 2023 fiscal year, primarily due to the combined effects of (1) a significant increase in cost of revenue for real-time engagement services from US$6.4 million in 2023 fiscal year to US$13.3 million in 2024 fiscal year, primarily due to increases in procurement costs in connection with service provision; (2) a 24.4% decrease in SMS services costs from US$16.7 million in the 2023 fiscal year to US$12.7 million in the 2024 fiscal year, which was in line with business reduction of SMS services; (3) a 70.9% decrease in customized platform development service costs from US$9.0 million in the 2023 fiscal year to US$2.6 million in the 2024 fiscal year, which was in line with the decreases in revenue and service provision; (4) a 31.7% decrease in software license and other cloud related service costs from US$1.6 million in the 2023 fiscal year to US$1.1 million in the 2024 fiscal year associated with reduced revenue; and (5) a 41.5% decrease in AI solution services costs from US$29.3 million in the 2023 fiscal year to US$17.2 million in the 2024 fiscal year, which was in line with reduction in revenue from AI solution services.

Gross Profit

As a result of the foregoing, the gross profit decreased by 21.5% from US$16.6 million in the 2023 fiscal year to US$13.0 million in the 2024 fiscal year.

The gross profit margin increased from 20.1% in the 2023 fiscal year to 21.7% in the 2024 fiscal year, mainly because revenue generated from real-time engagement services, as a percentage of total revenues, increased from 15.9% in the 2023 fiscal year to 35.3% in 2024 fiscal year, and real-time engagement services had higher profit margin than other services.

Operating Expenses

The total operating expenses increased significantly from US$27.4 million in the 2023 fiscal year to US$62.4 million in the 2024 fiscal year. The operating expenses as a percentage of total revenues increased from 33.3% in the 2023 fiscal year to 104.3% in the 2024 fiscal year.

Selling and marketing expenses. The selling and marketing expenses increased by 18.4% from US$5.0 million in the 2023 fiscal year to US$5.9 million in the 2024 fiscal year. The increase was primarily due to (1) a significant increase in on-line promotion expenses from US$0.4 million in the 2023 fiscal year to US$1.6 million in the 2024 fiscal year in order to compete in the intense market environment, and (2) a significant increase in share-based compensation expenses from US$0.2 million in the 2023 fiscal year to US$0.8 million in the 2024 fiscal year, as we granted options to sales and marketing personnel during fiscal year 2024. As a percentage of total revenues, the selling and marketing expenses increased from 6.1% in the 2023 fiscal year to 9.9% in the 2024 fiscal year.

General and administrative expenses. The general and administrative expenses increased significantly from US$16.0 million in the 2023 fiscal year to US$47.6 million in the 2024 fiscal year. The increase was primarily due to (1) a significant increase in share-based compensation expenses from US$0.6 million in the 2023 fiscal year to US$13.5 million in the 2024 fiscal year, and (2) a significant increase in asset impairment from US$9.1 million to US$25.1 million, which was mainly related to an increase of US$9.4 million in impairment of receivable for proceeds for disposition of Fuwei from 2023 fiscal year to 2024 fiscal year. As a percentage of total revenues, the general and administrative expenses increased from 19.4% in the 2023 fiscal year to 79.6% in the 2024 fiscal year.

Research and development expenses. The research and development expenses increased by 37.1% from US$6.4 million in the 2023 fiscal year to US$8.8 million in the 2024 fiscal year. The increase was primarily due to an increase of US$1.6 million in share-based compensation expenses from US$0.7 million in the 2023 fiscal year to US$2.3 million in the 2024 fiscal year. As a percentage of total revenues, the research and development expenses increased from 7.8% in the 2023 fiscal year to 14.8% in the 2024 fiscal year.

Impairment loss on goodwill

Our impairment loss on goodwill in 2024 fiscal year was US$10.6 million, compared to nil in the 2023 fiscal year. As a result of change in customer demand, the management identified impairment indicator on goodwill. We performed qualitative assessment for the reporting unit in the 2024 fiscal year and evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry, regulation and market considerations, overall financial performance of the reporting unit, and other specific information related to our operations, business plans and strategies and concluded that it was more likely than nor that the fair value of the reporting unit was less than its carrying amount. After the quantitative impairment test, we recorded impairment loss on goodwill of US$10.6 million during the 2024 fiscal year.

Bargain Purchase Gain

We had bargain purchase gain of US$2.6 million and nil in the 2023 and 2024 fiscal years, respectively. The gain for the 2023 fiscal year was attributable to the Merger between Fuwei and BJY.

Impairment loss from long-term investment

We recorded US$24.0 million in impairment loss for long-term investment in the 2024 fiscal year, which was mainly related to our investment in Hongxin Wanda. We did not record such impairment loss in the 2023 fiscal year.

Operating Loss

As a result of the foregoing, our operating loss was US$49.4 million in the 2024 fiscal year, as compared to US$7.8 million in the 2023 fiscal year. The operating loss margin (defined as operating loss divided by total revenues), decreased from 9.5% in the 2023 fiscal year to 82.6% in the 2024 fiscal year.

Income Tax Benefit (Expenses)

Income tax benefit was US$0.2 million in the 2024 fiscal year, as compared to income tax expense of US$0.2 million in the 2023 fiscal year, primarily due to net loss incurred for some entities and deferred tax assets recognized from net operating losses carried forward. Share-based compensation is not currently deductible for income tax purpose.

Net Loss from Continuing Operations

As a result of the foregoing, net loss from continuing operations was US$83.1 million in the 2024 fiscal year, as compared to net loss from continuing operations of US$7.2 million in the 2023 fiscal year.

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

Operating Loss

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

B. Liquidity and Capital Resources

We have funded our operations primarily through cash generated from operations, proceeds from issuance of equity and debt securities, and loans from related parties. As of June 30, 2022, 2023 and 2024, we had cash and cash equivalents of US$16.6 million, US$11.2 million and US$8.7 million, respectively, and restricted cash of US$8.4 million, US$1.6 million and US$0.4 million, respectively. Approximately 80.0% of our cash and cash equivalents and restricted cash as of June 30, 2024 was held in China. Cash and cash equivalents primarily consists of bank deposits and highly liquid investments with original maturities of less than three months, which are unrestricted as to withdrawal or use. Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes and start-up support funds supervised by government that shall exclusively be used for high-level entrepreneurial talents.

We had net loss from continuing operations of US$12.6 million, US$7.2 million and US$82.8 million for the 2022, 2023 and 2024 fiscal years, respectively. We had net cash provided by investing activities from continuing operations of US$1.0 million and US$5.6 million in the 2023 and 2024 fiscal years, respectively, and net cash used in investing activities from continuing operations of US$27.5 million in the 2022 fiscal year. In the 2023 and 2024 fiscal years, net cash used in financing activities from continuing operations was US$1.0 million and US$4.2 million, respectively. In the 2022 fiscal years, net cash provided by financing activities from continuing operations was US$13.1 million. As of June 30, 2024, we had short-term borrowings of US$8.5 million.

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

The following table sets forth a summary of the cash flows from continuing operations for the fiscal years indicated.

	Years ended June 30,
	2022	2023	2024
	(in U.S. dollars)
Net cash used in operating activities	(17,822,222)	(10,592,756)	(6,501,715)
Net cash (used in) provided by investing activities	(27,517,136)	1,038,905	5,614,675
Net cash provided by (used in) financing activities	13,119,787	(971,764)	(4,234,368)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	38,777	(1,596,656)	1,342,723
Net decrease in cash, cash equivalents and restricted cash	(32,180,794)	(12,122,271)	(3,778,685)
Cash, cash equivalents and restricted cash at beginning of the year	57,160,241	24,979,447	12,857,176
Cash, cash equivalents and restricted cash at end of the year	24,979,447	12,857,176	9,078,491

Operating Activities

Net cash used in operating activities from continuing operations in the 2024 fiscal year was US$7.0 million, which reflected the net loss from continuing operations of US$83.1 million, as adjusted for the effects of changes in operating assets and liabilities and non-cash items. In the 2024 fiscal year, the major item in the changes in operating assets and liabilities was the decrease in account payable and notes payable of US$13.1 million primarily due to reduced purchase of hardware and services, partially offset by (1) a decrease of US$7.7 million in accounts receivable primarily resulting from decrease of revenue; (2) a decrease of US$0.9 million in inventories due to less hardware purchased, (3) a decrease of US$2.4 million in prepayments primarily in connection with less prepayment made for equipment purchase, and (4) an increase of US$1.7 million in advances from customers due to decrease in revenue in fiscal year 2024. Adjustment for non-cash items primarily consisted of (1) impairment of long term investment of US$24.0; (2) impairment of goodwill of US$10.6 million, (3) share-based compensation of US$16.7 million, (4) provision of doubtful accounts of US$5.5 million, (5) deferred tax benefit of US$2.1 million, and (6) depreciation and amortization of US$1.5 million;

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

Investing Activities

Net cash provided by investing activities from continuing operations in the 2024 fiscal year was US$5.6 million, primarily due to redemption of short-term investments of US$13.0 million, partially offset by purchases of short-term investments of US$7.3 million.

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

Financing Activities

Net cash used in financing activities from continuing operations in the 2024 fiscal year was US$4.2 million, primarily due to (1) repayment of the convertible note of US$10 million and (2) repayment of short-term borrowings of US$5.5 million, partially offset by proceeds from short-term borrowings of US$11.3 million.

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

The following table sets forth a summary of the cash flows from discontinued operations for the fiscal years indicated.

	Years ended June 30,
	2022	2023	2024
	(U.S. dollar in thousands)
Net cash used in operating activities	—	(1,909)	—
Net cash provided by investing activities	—	1,859	—
Net cash provided by financing activities	—	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	50	—
Net increase in cash, cash equivalents and restricted cash	—	—	—

Material Cash Requirement

Our material cash requirements as of June 30, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with acquisition of property and equipment such as computer equipment. We had capital expenditures of US$0.5 million, US$63,000 and US$1,400 in the 2022, 2023 and 2024 fiscal years, respectively.

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

Financial Information Related to the VIEs

The following tables present the financial information relating to the VIEs and their respective subsidiaries, after the elimination of intercompany balances and transactions, as of June 30, 2022 and 2023, and for the 2022, 2023 and 2024 fiscal years.

Selected Consolidated Statements of Operations and Comprehensive Loss Data

	Years ended June 30,
	2022	2023	2024
	(in U.S. dollars)
Revenues	68,600,378	65,061,798	58,373,260
Cost of revenues	(50,047,764)	(52,043,225)	(47,430,643)
Total operating expenses	(35,067,782)	(11,117,613)	(68,148,892)
Net income (loss)	(12,271,120)	3,240,890	(56,536,689)

Selected Consolidated Balance Sheets Data

	As of June 30,
	2023	2024
	(in U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents	9,403,135	5,433,349
Restricted cash	1,622,591	374,824
Short-term investments	5,377,705	4,269
Notes receivable	284,432	177,663
Accounts receivable, net	34,328,054	22,280,835
Accounts receivable - related parties	629,652	—
Prepayments	4,213,737	4,554,671
Inventories	5,567,551	4,700,910
Prepaid expenses and other current assets	3,623,206	6,302,420
Assets held for sale	23,083,197	—
Total current assets	88,133,260	43,828,941

Property and equipment, net	286,399	122,837
Intangible assets, net	6,968,025	7,720,451
Operating lease right of use assets	381,127	683,373
Deferred tax assets	1,825,687	2,964,354
Goodwill	10,945,553	1,425,485
Other non-current assets	322,315	317,707
Total non-current assets	20,729,106	13,234,207

Total assets	108,862,366	57,063,148

LIABILITIES
Current liabilities
Short-term borrowing	1,392,854	7,155,438
Accounts and notes payable	22,140,810	8,086,007
Accounts payable - related parties	70,989	—
Advance from customers	7,351,274	8,408,893
Income tax payable	218,631	656,635
Deferred revenue	353,141	874,524
Due to related parties	57,921	115,588
Operating lease liabilities, current	170,587	109,822
Accrued expenses and other liabilities	4,068,905	3,352,401
Total current liabilities	35,825,112	28,759,308

Deferred tax liabilities	712,633	593,055
Operating lease liabilities, noncurrent	109,074	503,847
Total liabilities	36,646,819	29,856,210

Selected Consolidated Statements of Cash Flows Data

	Years ended June 30,
	2022	2023	2024
	(in U.S. dollars)

Net cash used in operating activities	(15,304,581)	(8,020,601)	(17,398,963)
Net cash (used in) provided by investing activities	(27,372,316)	1,030,853	5,586,547
Net cash (used in) provided by financing activities	(10,014,503)	(679,867)	6,009,064

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

Contractual Obligations

The following table sets forth the contractual obligations as of June 30, 2024.

	Payments due by period
		Less than	One to	Three to	More than
	Total	one year	three years	five years	five years
	(in U.S. dollars)

Lease payments	675,295	147,897	468,798	58,600	—

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

For other critical accounting policies, judgments and estimates that we believe to have the most significant impact on the consolidated financial statements, please refer to Note 2 of our consolidated financial statements included in this annual report. When reviewing the financial statements, you should consider:

●	the selection of critical accounting policies,

●	the judgments and other uncertainties affecting the application of such policies, and

●	the sensitivity of reported results to changes in conditions and assumptions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Ma	46	Chairman of the Board and Chief Executive Officer
Fangfei Liu	38	Chief Financial Officer
Xin Zhang	35	Director
Qiong Ni	43	Director
Chun Liu	56	Independent Director
Erlu Lin	41	Independent Director

Mr. Yi Ma has served as the chairman of our board of directors and our chief executive officer since January 2024. Mr. Ma served as our president and director since December 2022 and the chief executive officer at BaiJiaYun Group Co., Ltd. since December 2018. From September 2009 to December 2018, Mr. Ma served as the chief technology officer at Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU). He also served as an R&D engineer of Kuliu (Beijing) Information Technology Co., Ltd., responsible for product research and development from July 2007 to August 2009. Prior to that, Mr. Ma served as a senior engineer of Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU) from July 2004 to July 2007, responsible for product design and development. In addition, Mr. Ma served as an engineer of Beijing Ccidnet Information Technology Co., Ltd. from July 2001 to June 2004. Mr. Ma also worked in Beijing No. 131 Middle School as a math teacher from August 1999 to June 2001. He received a bachelor’s degree in material science from China University of Geoscience in 1999 and an EMBA degree from Tsinghua University in 2018.

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

Ms. Xin Zhang has served as our director since January 2024. She joined the Company in July 2017 and has served as the secretary of the Board since January 2020. She is responsible for organizing and coordinating the Company’s information disclosure, strengthening communications and coordination with the capital markets, and formulating affairs management policies. Before joining Baijiayun, Ms. Zhang worked at the human resources department of Gaotu Techedu Inc. (NYSE: GOTU, formerly known as GSX Techedu Inc.) from September 2014 to May 2017, and served as the assistant to chief technology officer of Baidu Inc. (HKEx: 9888) from July 2011 to August 2014. Ms. Zhang received her bachelor’s degree in network engineering from Dalian Minzu University in June 2011.

Ms. Qiong Ni has served as our director since January 2024. Ms. Ni has shown tremendous support for the establishment of our company during our inception, collaborating closely with the founding team to lay the groundwork for our overall strategic direction. Throughout our development, Ms. Ni Qiong has made significant contributions to our growth and has played a pivotal role in ensuring our sustainable management and organizational stability. Currently, Ms. Ni Qiong holds multiple positions as legal representative/senior executive in several companies, including serving as the general manager of Jiajia Holding Group and as the managing partner of Jiashilian Private Equity Funds. Ms. Ni received her bachelor’s degree in environmental art and design from Donghua University in June 2003.

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

B. Compensation

Compensation of Directors and Executive Officers

In the 2024 fiscal year, the aggregate cash compensation to our directors and executive officers was RMB1.9 million. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of the directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries and the VIEs are required by law to make contributions in amounts equal to certain percentages of each employee’s salary, including bonuses and allowances, for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

2023 Share Incentive Plan

On January 21, 2023, our board of directors adopted our 2023 Share Incentive Plan, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2023 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan was initially 12,855,546 (representing 2,571,109 Class A ordinary shares calculated on a post-Share Consolidation basis), which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all our issued and outstanding share capital as of the first date of such calendar year. As of the date of this annual report, 2,492,574 Class A ordinary shares have been granted, including (1) options to purchase 1,073,403 Class A ordinary shares, and (2) RSUs representing 1,419,171 Class A ordinary shares, all of which are still outstanding as of the same date. Pursuant to the evergreen provision, starting from January 1, 2024, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2023 Share Incentive Plan is 1,052,313 (calculated on a post-Share Consolidation basis).

An equity incentive trust was established pursuant to a deed dated May 22, 2023 among us, Futu Trustee Limited, as the trustee, and Baijiayun ESOP Platform Limited, as a nominee. Through such trust, our Class A ordinary shares underlying equity awards granted pursuant to our 2023 Share Incentive Plan may be provided to certain of recipients of such equity awards. As of the date of this annual report, Baijiayun ESOP Platform Limited beneficially owns 1,876,109 Class A ordinary shares pursuant to our 2023 Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

To the extent permitted under the 2023 Share Incentive Plan and applicable law and regulations, the trustee shall follow the instruction of our board of directors or a committee of our board consisting one or more members of the board in respect of the exercise of voting rights (if any) and powers in relation to the 1,876,109 Class A ordinary shares beneficially owned by Baijiayun ESOP Platform Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

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

2024 Share Incentive Plan

On April 12, 2024, our board of directors approved the 2024 Share Incentive Plan, pursuant to which share-based awards may be granted to our employees, directors and consultants. Under the 2024 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 8,000,000 (calculated on a post-Share Consolidation basis). As of the date of this annual report, we have not granted any awards under the 2024 share incentive plan.

As of the date of this annual report, Baijiayun ESOP Platform Limited beneficially owns 3,078,109 Class A ordinary shares, which are reserved for issuance pursuant to our 2024 Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

To the extent permitted under the 2024 Share Incentive Plan and applicable law and regulations, the trustee shall follow the instruction of our board of directors or a committee of our board consisting one or more members of the board in respect of the exercise of voting rights (if any) and powers in relation to the 3,078,109 Class A ordinary shares beneficially owned by Baijiayun ESOP Platform Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

The following paragraphs summarize the principal terms of the 2024 Share Incentive Plan.

Types of awards. The 2024 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our board of directors or compensation committee of the board, or the committee.

Plan administration. Our board of directors or the committee administers the 2024 Share Incentive Plan. The board or the committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2024 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment. Unless terminated earlier, the 2024 Share Incentive Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

The following table summarizes, as of the date of this annual report, the number of Class A ordinary shares underlying outstanding options and RSUs that we granted to our directors and executive officers under the 2023 Share Incentive Plan and the 2024 Share Incentive Plan, including those as a result of the assumption of awards granted under BJY’s equity incentive plan.

Name	Class A ordinary shares underlying options	Exercise price for options (per share)	Class A ordinary shares represented by RSUs	Date of grant	Date of expiration(1)
Qiong Ni	—	—	—	—	—
Yi Ma	—	—	—	—	—
Fangfei Liu	—	—	—	—	—
Yong Fang**	*	RMB32.0	*	October 1, 2021, October 31, 2023	October 1, 2027
Chun Liu	—	—	*	March 31, 2023, October 31, 2023	—
Erlu Lin	—	—	*	March 31, 2023, October 31, 2023	—
Ching Chiu**	—	—	*	March 31, 2023, October 31, 2023	—
All directors and executive officers as a group	10,930		36,774

*	Less than 1% of our total outstanding ordinary shares.

**	Mr. Yong Fang ceased to be our chief financial officer since October 2023. Mr. Ching Chiu ceased to be our director since January 2024.

(1)	Not applicable to RSUs.

As of the date of this annual report, grantees other than our directors and executive officers above, as a group, held options to purchase an aggregate of 1,062,473 Class A ordinary shares with exercise price of US$5.0 per share or ranging from nil to RMB100.0 per share, and RSUs representing an aggregate of 1,382,397 Class A ordinary shares.

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

Compensation Committee. Our compensation committee consists of Ms. Qiong Ni, who also acts as the chairperson, and Mr. Yi Ma. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Yi Ma, who also acts as the chairman, and Ms. Xin Zhan. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of June 30, 2024, we had a total of 219 full-time employees. Substantially all of our full-time employees are based in China.

The following table sets forth a breakdown of our full-time employees by function as of June 30, 2024.

	Number of
Function	employees	% of total
Operations	39	17.8
Research and development	108	49.3
Sales and marketing	41	18.7
General administration	31	14.2
Total	219	100.0

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

The percentage of beneficial ownership in the table below is calculated based on 20,616,657 ordinary shares, comprising 14,658,966 Class A ordinary shares (including the 4,954,212 Class A ordinary shares beneficially owned by Baijiayun ESOP Platform Limited, the nominee of our equity incentive trust that, although legally issued and outstanding, are not deemed as outstanding from an accounting perspective) and 5,957,691 Class B ordinary shares issued and outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as- converted basis††	% of aggregate voting power†††
Directors and Executive Officers†
Yi Ma(1)	181,819	546,513	728,332	3.5%	8.1%
Fangfei Liu	—	—	—	—	—
Xin Zhang(2)	1,896,071	—	1,896,071	9.2%	1.8%
Qiong Ni	—	—	—	—	—
Chun Liu	*	—	*	* %	* %
Erlu Lin	*	—	*	* %	* %
All directors and executive officers as a group	2,257,890	546,513	2,804,403	15.4%	10.1%
Principal Shareholders:
Gangjiang Li(3)	397,000	5,411,178	5,808,178	28.2%	86.5%
Yi Ma(1)	181,819	546,513	728,332	3.5%	8.1
Xin Zhang(2)	1,896,071	—	1,896,071	9.2%	1.8%
Baijiayun ESOP Platform Limited(4)	4,954,212	—	4,954,212	24.0%	4.8%
Zhengxin Technology Limited(5)	1,212,932	—	1,212,932	5.9%	1.2%

*	Less than 1% of our total outstanding ordinary shares.

†	The business address of our directors and executive officers is 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, the PRC.

††	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 15 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 181,819 Class A ordinary shares and 546,513 Class B ordinary shares held by Nuan Nuan Ltd, an entity wholly owned by Mr. Yi Ma. The registered address of Nuan Nuan Ltd is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. See footnote (3).

(2)	Represents 1,896,071 Class A ordinary shares held by Duo Duo International Limited, an entity wholly owned by Ms. Xin Zhang. The registered address of Duo Duo International Limited is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Represents the sum of (i) 197,000 Class A ordinary shares held by Mr. Gangjiang Li, and (ii) 200,000 Class A ordinary shares and 5,411,178 Class B ordinary shares held by Jia BaiJiaYun Ltd, an entity controlled by Jia Jia JP Limited, which is beneficially owned by Mr. Gangjiang Li through a trust established under the laws of Singapore. Mr. Gangjiang Li is the settlor of the trust and Mr. Gangjiang Li and his family members are the beneficiaries of the trust. Jia Jia Ltd, a limited liability company incorporated under the laws of British Virgin Islands and wholly owned by Mr. Gangjiang Li, is the sole member of the investment committee of the trust. When calculating the aggregate percentage of voting power of our company held by Mr. Gangjiang Li, 181,819 Class A ordinary shares and 546,513 Class B ordinary shares held by Nuan Nuan Ltd is also included, as Mr. Gangjiang Li and Mr. Yi Ma, and their respective holding companies, are parties to an acting-in-concert agreement, pursuant to which the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation such matters, a decision that is made by Mr. Gangjiang Li, or Jia Jia BaiJiaYun Ltd, shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties.

(4)

Represents 4,954,212 Class A ordinary shares held by Baijiayun ESOP Platform Limited as the nominee of our equity incentive trust. Baijiayun ESOP Platform Limited is wholly owned by Futu Trustee Limited, a trust company that acts as the trustee of our equity incentive trust. The registered address of Baijiayun ESOP Platform Limited is Investor Relations Officer, 387 Dongming Road, Weifang, Shandong, the PRC.

To the extent permitted under the 2023 Share Incentive Plan and applicable law and regulations, the trustee shall follow the instruction of our board of directors or a committee of our board consisting one or more members of the board in respect of the exercise of voting rights (if any) and powers in relation to the 4,954,212 Class A ordinary shares held by Baijiayun ESOP Platform Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

(5)	Represents 1,212,932 Class A ordinary shares held by Zhengxin Technology Limited. The registered address of Zhengxin Technology Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of the date of this annual report, 6,034,269 of our Class A ordinary shares are held by one record holder in the United States (including the 4,954,212 Class A ordinary shares beneficially owned by Baijiayun ESOP Platform Limited), representing approximately 24.0% of our total outstanding shares on an as converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

Sales to Related Parties

In the 2024 fiscal year, we provided AI solution services to Nanjing Guosheng Huaxing Technology Co., Ltd. (“Nanjing Guosheng Huaxing”), a company controlled by Mr. Gangjiang Li, and generated revenues of US$6,000 in the 2024 fiscal year.

Purchase from Related Parties

We incurred US$55,000 in connection with labor outsourcing services from Jinan Zhongshi Huiyun in the 2024 fiscal year.

We incurred US$65,000 in connection with labor outsourcing services from Nanjing Guosheng Huaxing in the 2024 fiscal year. We recorded prepayments to Nanjing Guosheng Huaxing of US$65,000 as of June 30, 2024.

We recorded amounts due to Beijing Guosheng Huaxing Technology Co., Ltd. (“Beijing Guosheng Huaxing”) of US$50,000 as of June 30, 2024, and amounts due to Beijing Zhongshi Huiyun Technology Co., Ltd. (“Beijing Zhongshi Huiyun”) of US$66,000 as of June 30, 2024. Beijing Guosheng Huaxing and Beijing Zhongshi Huiyun are both controlled by Mr. Gangjiang Li.

Sale and Exchange of Investment

In June 2023, we entered into certain agreements to transfer (1) 15% of the equity interest in Beijing Hongxin Wanda Technology Co., Ltd. (“Hongxin Wanda”) to Mr. Gangjiang Li for an aggregate consideration of RMB88.0 million, and (2) 15% of the equity interest in Hongxin Wanda to Shanghai Jiani Jiarui Enterprise Management Consulting Partnership Enterprise (limited partnership) (“Jiani Jiarui”), an entity controlled by Mr. Gangjiang Li, in exchange for 175,900,000 fund shares in Baijiayun Saimeite (Deqing) Dixin Investment Partnership Enterprise (limited partnership) (“Saimeite Deqing”) held by Jiani Jiarui. We received the fund shares in Saimeite Deqing in December 2023. However, during the 2024 fiscal year, the administrative process of selling Hongxin Wanda to Mr. Gangjiang Li and Shanghai Jiani Jiarui could not be completed.

Related Party Loans

Loans from Related Parties

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

We incorporate by reference into this annual report on Form 20-F our fourth amended and restated memorandum of association and third amended and restated articles of association, which was filed as Exhibit 1.1 to this annual report on Form 20-F (File Number 001-33176).

As of the date of this annual report, our authorized share capital consists of US$86,000, divided into 860,000,000 ordinary shares, par value of US$0.0001 per share, comprising 400,000,000 Class A ordinary shares and 460,000,000 Class B ordinary shares. As of the date of this annual report, 20,616,657 ordinary shares, comprising 14,658,966 Class A ordinary shares and 5,957,691 Class B ordinary shares were issued and outstanding.

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

Type and Class of Securities

Each ordinary share has a par value of US$0.0001 per share. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

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

U.S. Federal Income Taxation

General

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Class A ordinary shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or,

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our Class A ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our Class A ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders of owning and disposing of our Class A ordinary shares are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings, and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our Class A ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the tax on net investment income. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers in securities or currencies;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	tax-qualified retirement plans;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our shares (by vote or value);

●	persons that acquired our Class A ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our Class A ordinary shares as part of a straddle, constructive sale, hedging, conversion, or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or,

●	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, except as discussed herein, any tax reporting obligations applicable to a holder of our Class A ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Class A ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Class A ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us on our Class A ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our Class A ordinary shares will be in U.S. dollars.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OUR CLASS A ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR CLASS A ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

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

With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “Taxation on the disposition of Class A ordinary shares” below) provided that, (1) our Class A ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income(the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include Nasdaq. Although our Class A ordinary shares are currently listed and traded on Nasdaq, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower tax rate for any cash dividends paid in respect to our Class A ordinary shares.

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

Passive foreign investment company rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro-rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro-rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce passive income. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entities’ operating results in our consolidated financial statements.

Our taxable year for U.S. federal income tax purposes is same as our fiscal year, which recently changed from a December 31 year-end to a June 30 year-end in connection with the Merger. We have not performed a definitive analysis as to our PFIC status for our taxable year ended June 30, 2023, including whether we would qualify for the “change of business exception.” Assuming we are treated as the owners of the VIEs and their respective subsidiaries, and based on the composition and characterization of our assets and income, we believe it is reasonable to take a position that we were not classified as a PFIC for the taxable year ended June 30, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not challenge our determination or the classification of our income or our assets in this regard, or that we will not be classified as a PFIC for the current taxable year or future taxable years. In particular, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Class A ordinary shares, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending June 30, 2025 and future taxable years if the market price of our Class A ordinary shares does not increase or continues to decline and/or we do not invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Further, if it were determined, however, that we are not the owner of the VIEs or their respective subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC in any particular year. Because of these uncertainties and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we were not classified as a PFIC for our taxable year ended June 30, 2024, or that we will not be classified as a PFIC for the current taxable year or in future taxable years. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Class A ordinary shares, and, in the case of our Class A ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (the “QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of our Class A ordinary shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated a rate corresponding to the U.S. Holder’s holding period for the Class A ordinary shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are qualified as a PFIC (a “pre-PFIC year”), will be taxed as ordinary income;

●	the amount allocated to each prior taxable year (or portion thereof) of the U.S. Holder and included in its holding period, other than a pre-PFIC year, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and,

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year of the U.S. Holder, other than a pre-PFIC year.

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns Class A ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect of such Class A ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Class A ordinary shares and for which we are determined to be PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Class A ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its Class A ordinary shares at the end of its taxable year over the adjusted tax basis in its Class A ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its Class A ordinary shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Class A ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) our Class A ordinary shares and for which we are determined to be PFIC.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2022, 2023 and 2024, US$25.0 million, US$12.6 million and US$7.2 million were deposited in financial institutions in the PRC, respectively, and each bank provides a deposit insurance with the maximum limit of RMB0.5 million (equivalent to US$69,000) to each of our subsidiaries who has an associated account(s) in that bank. In addition, we maintain certain bank accounts in Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation insurance or other insurance. To limit the exposure to credit risk relating to deposits, we primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality. We also continually monitor their credit worthiness. Our operations are carried out in China. Accordingly, our business, results of operations and financial condition may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, our business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

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

Concentration Risk

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed us to credit risk. The risk is mitigated by our assessment of customers’ creditworthiness and our ongoing monitoring of outstanding balances. We have a concentration of our receivables with specific customers. As of June 30, 2022, three customers accounted for 12%, 12%, and 11% of BJY’s accounts receivable, respectively. As of June 30, 2023, no customer accounted for 10% or more of our total accounts receivable. As of June 30, 2024, one customer accounted for 10% or more of our total accounts receivable.

No customer accounted for 10% or more of our revenues for the 2022, 2023 and 2024 fiscal years.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of June 30, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2024.

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

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm on internal control over financial reporting because pursuant to the rules of the SEC, domestic and foreign registrants that are non-accelerated filers are not required to provide auditor attestation report.

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

Item 16C. Principal Accountant Fees and Services

Upon the consummation of the Merger, MaloneBailey, LLP (“MB”) was engaged as the independent public accounting firm of Baijiayun Group Ltd. MB also audited the financial statement of BJY for the 2022 fiscal year. On October 31, 2023, we appointed Shandong Haoxin Certified Public Accountants Co., Ltd. (“Shandong Haoxin”) as our independent registered public accounting firm to replace MB, effective on the same date, to audit our financial statements for the 2023 fiscal year. On September 11, 2024, we appointed Enrome LLP (“Enrome”) as our independent registered public accounting firm for the 2024 fiscal year to replace Shandong Haoxin.

The following table sets forth the aggregate fees by category in connection with certain professional services rendered by Shandong Haoxin and Enrome for the fiscal years indicated. We did not pay any other fees to our auditor during such fiscal years.

	Years ended June 30,
	2023	2024
	(U.S. dollar in thousands)
Audit fees(1)	1,055	320
Audit-related fees(2)	39	—
Total	1,094	320

(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, and audit services that are normally provided by the principal audit in connection with regulatory filings or engagements for those fiscal years.

(2)	Audit-related fees represent expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging.

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

Change of Auditor from Shandong Haoxin to Enrome

On September 11, 2024, we appointed Enrome as our independent registered public accounting firm to replace Shandong Haoxin, effective on the same date. The change of our independent auditor was made after careful consideration and evaluation process and was approved by our board of directors and audit committee.

From October 31, 2023, the date we engaged Shandong Haoxin as our independent registered public accounting firm, to September 11, 2024, there were no (1) disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto between us and Shandong Haoxin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Shandong Haoxin, would have caused Shandong Haoxin to make reference in connection with its opinion to the subject matter of the disagreement; or (2) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

Prior to the engagement of Enrome, neither we nor anyone acting on our behalf consulted with Enrome regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

We provided a copy of this disclosure to Shandong Haoxin and requested that Shandong Haoxin furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter of Shandong Haoxin dated October 25, 2024 is attached herewith as Exhibit 16.3.

Item 16G. Corporate Governance

As a Cayman Islands exempted company with limited liability listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules for corporate governance listing standards. However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Stock Market Rules and we are permitted to follow home country practice in respect of certain corporate governance matters. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the Nasdaq Global Market. For example, we do not (1) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (2) have an audit committee be composed of at least three members, (3) have the majority of board of directors consisting of independent directors; or (4) obtain shareholders’ approval for issuance of securities in certain situations. Other than those described above, there are no other significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq Stock Market Rules. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Ownership of our Securities — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. Jia Jia BaiJiaYun Ltd and Nuan Nuan Ltd, as a group beneficially owns 86.5% of the voting power represented by all our issued and outstanding shares upon consummation of the merger transaction. We are, and expect to continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules. We currently rely on the exemptions with respect to the requirement that the compensation committee and the nominating and corporate governance committee consist entirely of independent directors. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Ownership of our Securities — We are a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters, as described above.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policy

Not applicable.

Item 16K. Cybersecurity

To maintain a consistently high level of service experience for our customers, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial for us to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our IT department is tasked with assessing, identifying and managing risks related to cybersecurity threats. Their responsibilities primarily include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	physical and technical security measures, including encryption, authentication, and access controls; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the 2024 fiscal year, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our management consider cybersecurity risk as part of its risk oversight function and undertakes overall risk management, including oversight of cybersecurity and other information technology risks.

Our IT department leads the overall assessment, identification and management of risks related to cybersecurity threats. Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources; and alerts and reports produced by security tools deployed in our IT Systems environment.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1	Fourth Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K furnished with the SEC on October 1, 2024)
2.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
2.2*	Description of Securities
2.3	Shareholders Agreement by and among BaiJiaYun Limited and other parties thereto dated June 26, 2021 (incorporated by reference to Exhibit 2.3 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
3.1	Acting-in-concert Agreement by and among Gangjiang Li, Jia Jia BaiJiaYun Ltd, Yi Ma and Nuan Nuan Ltd dated December 23, 2022 (incorporated by reference to Exhibit 3.1 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.1	Agreement and Plan of Merger by and among Fuwei Films (Holdings) Co., Ltd. and Baijiayun Limited dated July 18, 2022 (incorporated by reference to Exhibit 4.1 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.2	Share Purchase Agreement by and among BaiJiaYun Limited and other parties thereto dated June 26, 2021 (incorporated by reference to Exhibit 4.2 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.3	Form of Warrant Agreement (incorporated by reference to Exhibit 4.3 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.3.1	Schedule to Form of Warrant Agreement (incorporated by reference to Exhibit 4.3.1 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.4	Form of Director Agreement between the Registrant and each of its directors (incorporated by reference to Exhibit 4.4 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.5	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 4.5 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.6	English Translation of Exclusive Technical and Consulting Services Agreement among Zhejiang WFOE and BaiJiaYun Group dated January 2, 2023 (incorporated by reference to Exhibit 4.6 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.7	English Translation of Powers of Attorney among Zhejiang WFOE, BaiJiaYun Group and its shareholders dated January 2, 2023 (incorporated by reference to Exhibit 4.7 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.7.1	Schedule to Powers of Attorney (incorporated by reference to Exhibit 4.7.1 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.8	English Translation of Exclusive Option Agreements among Zhejiang WFOE, BaiJiaYun Group and its shareholders dated January 2, 2023 (incorporated by reference to Exhibit 4.8 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.8.1	Schedule to Exclusive Option Agreements (incorporated by reference to Exhibit 4.8.1 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.9	English Translation of Equity Interest Pledge Agreements among Zhejiang WFOE, BaiJiaYun Group and its shareholders dated January 2, 2023 (incorporated by reference to Exhibit 4.9 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.9.1	Schedule to Equity Interest Pledge Agreements (incorporated by reference to Exhibit 4.9.1 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.10	Supplemental Agreement to the Share Purchase Agreement by and among BaiJiaYun Limited and other parties dated July 13, 2022 (incorporated by reference to Exhibit 4.10 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
4.11	2023 Share Incentive Plan (incorporated by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.12	2024 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form S-8 filed with the SEC on April 12, 2024)

4.13	Securities Purchase Agreement by and between Baijiayun Group Ltd and Aoji Holdings Co., Ltd dated March 9, 2023 (incorporated by reference to Exhibit 4.12 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.14	Supplemental Agreement to Securities Purchase Agreement by and between Baijiayun Group Ltd and Aoji Holdings Co., Ltd dated July 31, 2023 (incorporated by reference to Exhibit 4.13 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.15	Equity Acquisition Agreement by and among Baijiayun Group Ltd, Beijing Hydrogen Data Information Technology Co., Ltd. and other parties named therein dated as of March 30, 2023 (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K furnished with the SEC on March 30, 2023)
4.16	Security Purchase Agreement by and between Baijiayun Group Ltd and BetterJoy Limited Partnership dated as of February 20, 2023 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.17	English Translation of Exclusive Technical and Consulting Services Agreement among Zhejiang WFOE and BaiJiaYun Group dated June 29, 2023 (incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.18	English Translation of Power of Attorney among Zhejiang WFOE, BaiJiaYun Group and Yijiang Shengong (Shanghai) Enterprise Management Partnership Enterprise (limited partnership) dated June 29, 2023 (incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.19	English Translation of Power of Attorney among Zhejiang WFOE, BaiJiaYun Group and Shanghai Shenhui Xinqi Enterprise Management Partnership Enterprise (limited partnership) dated June 29, 2023 (incorporated by reference to Exhibit 4.18 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.20	English Translation of Exclusive Option Agreement among Zhejiang WFOE, BaiJiaYun Group and Yijiang Shengong (Shanghai) Enterprise Management Partnership Enterprise (limited partnership) dated June 29, 2023 (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.21	English Translation of Exclusive Option Agreement among Zhejiang WFOE, BaiJiaYun Group and Shanghai Shenhui Xinqi Enterprise Management Partnership Enterprise (limited partnership) dated June 29, 2023 (incorporated by reference to Exhibit 4.20 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.22	English Translation of Equity Interest Pledge Agreement among Zhejiang WFOE, BaiJiaYun Group and Yijiang Shengong (Shanghai) Enterprise Management Partnership Enterprise (limited partnership) dated June 29, 2023 (incorporated by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.23	English Translation of Equity Interest Pledge Agreement among Zhejiang WFOE, BaiJiaYun Group and Shanghai Shenhui Xinqi Enterprise Management Partnership Enterprise (limited partnership) dated June 29, 2023 (incorporated by reference to Exhibit 4.22 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.24	English Translation of Exclusive Technical and Consulting Services Agreement among Zhejiang WFOE and Baijia Cloud Technology dated December 29, 2023 (incorporated by reference to Exhibit 4.23 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.25	English Translation of Power of Attorney among Zhejiang WFOE, Baijia Cloud Technology and Yijiang Shengong (Shanghai) Enterprise Management Partnership Enterprise (limited partnership) dated December 29, 2023 (incorporated by reference to Exhibit 4.24 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.26	English Translation of Power of Attorney among Zhejiang WFOE, Baijia Cloud Technology and Shanghai Shenhui Xinqi Enterprise Management Partnership Enterprise (limited partnership) dated December 29, 2023 (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.27	English Translation of Exclusive Option Agreement among Zhejiang WFOE, Baijia Cloud Technology and Yijiang Shengong (Shanghai) Enterprise Management Partnership Enterprise (limited partnership) dated December 29, 2023 (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)

4.28	English Translation of Exclusive Option Agreement among Zhejiang WFOE, Baijia Cloud Technology and Shanghai Shenhui Xinqi Enterprise Management Partnership Enterprise (limited partnership) dated December 29, 2023 (incorporated by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.29	English Translation of Equity Interest Pledge Agreement among Zhejiang WFOE, Baijia Cloud Technology and Yijiang Shengong (Shanghai) Enterprise Management Partnership Enterprise (limited partnership) dated December 29, 2023 (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
4.30	English Translation of Equity Interest Pledge Agreement among Zhejiang WFOE, Baijia Cloud Technology and Shanghai Shenhui Xinqi Enterprise Management Partnership Enterprise (limited partnership) dated December 29, 2023 (incorporated by reference to Exhibit 4.29 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
8.1*	List of Subsidiaries and Variable Interest Entities
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002
15.1*	Consent of Zhong Lun Law Firm
15.2*	Consent of MaloneBailey, LLP
15.3*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd.
15.4*	Consent of Enrome LLP
16.1	Letter from Shandong Haoxin Certified Public Accountants Co., Ltd. to the SEC (incorporated by reference to Exhibit 16.1 to the Registrant’s transition report on Form 20-F filed with the SEC on January 20, 2023)
16.2	Letter from MaloneBailey, LLP to the SEC (incorporated by reference to Exhibit 16.2 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
16.3*	Letter from Shandong Haoxin Certified Public Accountants Co., Ltd.to the SEC
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Registrant’s annual report on Form 20-F filed with the SEC on January 16, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed with this annual report

**	Furnished with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baijiayun Group Ltd

	By:	/s/ Fangfei Liu
	Name:	Fangfei Liu
	Title:	Chief Financial Officer

Date: October 25, 2024

BAIJIAYUN GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baijiayun Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Baijiayun Group Ltd and its subsidiaries. (the “Company”) as of June 30, 2024, the related consolidated statement of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Revenue Recognition

Description of Critical Audit Matter

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

Assessment of impairment for goodwill

Description of Critical Audit Matter

As described in Note 11, the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. Management performed evaluation with the assistance of an independent valuation firm on the impairment of goodwill and recorded an impairment loss on goodwill of $ 10,636,358 for the year ended June 30, 2024.

We identified the assessment of impairment for goodwill as a critical audit matter because it is the material to the consolidated financial statements of the Company and certain significant judgments in respect of the assumption made which are inherently uncertain and could be subject to management bias made by management to estimate the fair value of the reporting unit and the difference between its fair value and carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to selection of the discount rate and forecasts of future revenue and operating margin.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the discount rate and forecasts of future revenue and operating margin used by management to estimate the fair value of the reporting unit included the following, among others:

●	We evaluated management’s ability to accurately forecast future revenues and operating margins by comparing actual results to management’s historical forecasts;
●	We evaluated the reasonableness of management’s revenue and operating margin forecasts by comparing the forecasts to historical revenues and operating margins;
●	With the assistance of fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by:

a.	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation;
b.	Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

October 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Baijiayun Group Ltd

Opinion on the Financial Statements

We have audited, before the retrospective effects of the 1-for-5 reverse stock split effective May 30, 2024 and change in capital structure on September 27, 2024 as discussed in Note 15, the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows of Baijiayun Group Ltd (the “Company”) for the year ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements, before the retrospective effects of the 1-for-5 reverse stock split effective May 30, 2024 and change in capital structure on September 27, 2024 as discussed in Note 15, present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective effects of the 1-for- 5 reverse stock split effective May 30, 2024 and change in capital structure on September 27, 2024 as discussed in Note 15, to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditor.

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

We have served as the Company’s auditor from 2023 through 2024.

Weifang, the People’s Republic of China

January 16, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BaiJiaYun Limited

Opinion on the Financial Statements

We have audited, before the adjustments related to the retrospective effects of recapitalization on equity due to reverse acquisition effective December 23, 2022 as discussed in Note 4, and the retrospective effects of the 1-for-5 reverse stock split effective May 30, 2024 and change in capital structure on September 27, 2024 as discussed in Note 15, the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows of BaiJiaYun Limited (the “Company”) for the year ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements, before the adjustments related to the retrospective effects of recapitalization on equity due to reverse acquisition effective December 23, 2022 as discussed in Note 4, and the retrospective effects of the 1-for-5 reverse stock split effective May 30, 2024 and change in capital structure on September 27, 2024 as discussed in Note 15, present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments related to the retrospective effects of recapitalization on equity due to reverse acquisition effective December 23, 2022 as discussed in Note 4, and the retrospective effects of the 1-for-5 reverse stock split effective May 30, 2024 and change in capital structure on September 27, 2024 as discussed in Note 15, to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor from 2022 through 2023.

Houston, Texas

January 20, 2023

BAIJIAYUN GROUP LTD

CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share data)

	As of June 30,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$8,703,667	$11,234,585
Restricted cash	374,824	1,622,591
Short-term investments	—	5,377,705
Notes receivable	177,663	284,432
Accounts receivable, net	23,971,889	36,028,573
Accounts receivable – related parties	—	629,652
Prepayments	6,595,391	8,661,778
Prepayments – related parties	64,908	—
Inventories	4,700,910	5,567,551
Prepaid expenses and other current assets, net	5,312,956	4,693,239
Asset held for sale	—	23,083,197
Total current assets	49,902,208	97,183,303

Property and equipment, net	130,105	315,538
Intangible assets, net	5,648,474	6,968,025
Operating lease right of use assets, net	700,108	629,487
Deferred tax assets, net	3,078,958	1,844,497
Goodwill	1,425,485	10,945,553
Long term investments	—	—
Other non-current assets, net	317,707	21,401,378
Total non-current assets	11,300,837	42,104,478

TOTAL ASSETS	$61,203,045	$139,287,781

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	8,531,484	2,771,917
Accounts and notes payable	10,059,514	22,702,223
Accounts payable – related parties	—	70,989
Contract liabilities	9,076,583	8,191,328
Income tax payable	1,567,744	443,829
Deferred revenue	874,524	353,141
Due to related parties	115,588	57,921
Operating lease liabilities, current	124,512	325,394
Accrued expenses and other liabilities	5,344,323	4,465,690
Total current liabilities	35,694,272	39,382,432

Long-term borrowings	—	10,000,000
Deferred tax liabilities	593,055	712,633
Operating lease liabilities, noncurrent	503,847	136,395
Total non-current liabilities	1,096,902	10,849,028
Total Liabilities	36,791,174	50,231,460
Commitments and contingencies
Shareholders’ equity
Class A ordinary shares (par value $0.0001 per share; 400,000,000 shares authorized, 13,297,734 and 10,019,844 shares issued and outstanding as of June 30, 2024 and 2023, respectively) (1)(2)	1,330	1,002
Class B ordinary shares (par value $0.0001 per share; 460,000,000 shares authorized, 5,957,690 and 9,235,580 shares issued and outstanding as of June 30, 2024 and 2023, respectively) (1)(2)	596	924
Additional paid-in capital (1)(2)	133,091,187	116,398,052
Statutory reserve	1,117,828	1,117,828
Accumulated deficit	(106,197,907)	(24,343,274)
Accumulated other comprehensive loss	(2,708,945)	(4,461,572)
Total shareholders’ equity attributable to Baijiayun Group Ltd	25,304,089	88,712,960

Non-controlling interests	(892,218)	343,361

Total shareholders’ equity	24,411,871	89,056,321

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$61,203,045	$139,287,781

(1)	After giving retrospective effects of recapitalization on equity due to reverse acquisition effective December 23, 2022. See Note 4.

(2)	Retrospectively restated for the 1-for-5 reverse stock split effective on May 30, 2024 and change in capital structure on September 27, 2024.

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in US$, except for share data)

	For the Years Ended June 30,
	2024	2023	2022
Revenues	$59,794,661	$82,249,571	$68,600,378
Cost of revenues	(46,802,361)	(65,694,259)	(50,168,530)
Gross profit	12,992,300	16,555,312	18,431,848

Operating expenses
Selling and marketing expenses	(5,928,373)	(5,008,429)	(7,378,885)
General and administrative expenses	(47,625,145)	(15,969,072)	(14,781,053)
Research and development expenses	(8,839,897)	(6,447,626)	(13,048,191)
Total operating expenses	(62,393,415)	(27,425,127)	(35,208,129)
Gain on disposal of a subsidiary	—	402,044	—
Bargain purchase gain	—	2,626,224	—
Loss from operations	(49,401,115)	(7,841,547)	(16,776,281)

Interest income, net	66,263	37,620	51,291
Interest expense	(511,429)	(183,278)	—
Investment income	76,768	145,976	768,454
Gain from equity method investments	—	—	580,816
Impairment loss from long term investment	(24,005,161)	—	—
Impairment loss on goodwill	(10,636,358)	—	—
Other income, net	1,130,734	843,587	1,118,105
Loss before income taxes	(83,280,298)	(6,997,642)	(14,257,615)

Income tax benefit (expenses)	196,219	(221,969)	1,637,485
Net loss from continuing operations	(83,084,079)	(7,219,611)	(12,620,130)
Net income from discontinued operations, net of tax	—	520,000	—
Net loss	(83,084,079)	(6,699,611)	(12,620,130)

Net loss from continuing operations	(83,084,079)	(7,219,611)	(12,620,130)
Less: Net income (loss) from continuing operations attributable to non-controlling interests	(1,229,446)	(966,093)	194,858
Net loss from continuing operations attributable to Baijiayun Group Ltd	(81,854,633)	(6,253,518)	(12,814,988)
Net income from discontinued operations attributable to Baijiayun Group Ltd	—	520,000	—
Accretion of convertible redeemable preferred shares	—	(2,001,777)	(3,865,430)
Net loss from continuing operations attributable to Baijiayun Group Ltd’s ordinary shareholders	$(81,854,633)	$(8,255,295)	$(16,680,418)
Net income from discontinued operations attributable to Baijiayun Group Ltd’s ordinary shareholders	$—	$520,000	$—

Net loss	$(83,084,079)	$(6,699,611)	$(12,620,130)
Other comprehensive loss
Foreign currency translation adjustments	1,752,627	(4,185,820)	(294,062)
Comprehensive loss	(81,331,452)	(10,885,431)	(12,914,192)
Less: Comprehensive income (loss) attributable to non-controlling interests	(1,229,446)	(966,093)	194,858
Comprehensive loss available to Baijiayun Group Ltd	(80,102,006)	(9,919,338)	(13,109,050)
Accretion of convertible redeemable preferred shares	—	(2,001,777)	(3,865,430)
	$(80,102,006)	$(11,921,115)	$(16,974,480)
Comprehensive loss attributable to Baijiayun Group Ltd’s ordinary shareholders
Weighted average number of ordinary shares outstanding(1)(2)
Basic and diluted	19,255,424	14,926,857	6,881,268

Basic loss per share(1)(2)	$(4.25)	$(0.50)	$(2.40)
Continuing operations	(4.25)	(0.55)	(2.40)
Discontinued operations	—	0.05	—
Diluted loss per share(1)(2)	$(4.25)	$(0.50)	$(2.40)
Continuing operations	(4.25)	(0.55)	(2.40)
Discontinued operations	—	0.50	—

(1)	After giving retrospective effects of recapitalization on equity due to reverse acquisition effective December 23, 2022. See Note 4

(2)	Retrospectively restated for the 1-for-5 reverse stock split effective on May 30, 2024.

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED JUNE 30, 2024, 2023 and 2022

(All amounts in US$, except for share and per share data)

	Class A		Class B					Accumulated		Total
	ordinary shares of		ordinary shares of		Additional			Other	Non-	shareholder ’
	Baijiayun Group Ltd		Baijiayun Group Ltd		paid-in	Statutory	Accumulated	comprehensive	controlling	equity
	Shares(1)	Amount	Shares(1)	Amount	capital	reserve	Deficit	loss	interests	(deficit)
As of July 1, 2021, restated	1,947,498	$195	4,933,770	493	3,719	17,758	$(4,694,698)	(66,799)	249,828	$(4,489,504)
Non-controlling interests arising from acquisition of subsidiary	-	-	-	-	-	-	-	-	1,721,734	1,721,734
Net loss	-	-	-	-	-	-	(12,814,988)	-	194,858	(12,620,130)
Appropriation of statutory reserve	-	-	-	-	-	901,649	(901,649)	-	-	-
Share-based compensation	-	-	-	-	9,522,187	-	-	-	-	9,522,187
Accretion of convertible redeemable preferred shares	-	-	-	-	(3,865,430)	-	-	-	-	(3,865,430)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(208,953)	(85,109)	(294,062)
As of June 30, 2022, restated	1,947,498	$195	4,933,770	493	5,660,476	919,407	$(18,411,335)	(275,752)	2,081,311	$(10,025,205)
Net loss	-	-	-	-	-	-	(5,733,518)	-	(966,093)	(6,699,611)
Share-based compensation	-	-	-	-	1,480,087	-	-	-	-	1,480,087
Accretion of convertible redeemable preferred shares	-	-	-	-	(2,001,777)	-	-	-	-	(2,001,777)
Shares allotment in connection with reverse acquisition	1,491,288	149	3,393,569	340	(489)	-	-	-	-	-
Conversion of convertible redeemable preferred shares	5,341,406	534	1,108,241	111	69,252,533	-	-	-	-	69,253,178
Shares issued to acquire Fuwei Films (Holdings) Co., Ltd.	653,168	65	-	-	27,106,382	-	-	-	-	27,106,447
Contribution from a non-controlling investor	-	-	-	-	-	-	-	-	27,581	27,581
Non-controlling interests arising from acquisition of a subsidiary	-	-	-	-	-	-	-	-	686,636	686,636
Acquisition of non-controlling interest through issuance of ordinary shares and cash payment	25,558	3	-	-	1,023,271	-	-	-	(1,486,074)	(462,800)
Ordinary shares issued as part of consideration for business combination	360,926	36	-	-	13,877,569	-	-	-	-	13,877,605
Class B ordinary shares transferred into Class A ordinary shares	200,000	20	(200,000)	(20)	-	-	-	-	-	-
Appropriation of statutory reserve	-	-	-	-	-	198,421	(198,421)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(4,185,820)	-	(4,185,820)
Balance as of June 30, 2023	10,019,844	1,002	9,235,580	924	116,398,052	1,117,828	(24,343,274)	(4,461,572)	343,361	89,056,321
Net loss	-	-	-	-	-	-	(81,854,633)	-	(1,229,446)	(83,084,079)
Share-based compensation	-	-	-	-	16,693,135	-	-	-	-	16,693,135
Conversion of Class B Ordinary Shares into Class A Ordinary Shares	3,277,890	328	(3,277,890)	(328)	-	-	-	-	-	-
Noncontrolling interests arising from acquisition of subsidiaries	-	-	-	-	-	-	-	-	(6,133)	(6,133)
Foreign currency translation adjustments	-	-	-	-	-	-	-	1,752,627	-	1,752,627
Balance as of June 30, 2024	13,297,734	$1,330	5,957,690	596	133,091,187	1,117,828	$(106,197,907)	(2,708,945)	(892,218)	$24,411,871

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Years Ended June 30,
	2024	2023	2022
Cash flows from operating activities:
Net loss from continuing operations	$(83,084,079)	$(7,219,611)	$(12,620,130)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	1,054,088	924,112	346,817
Amortization of operating lease right of use assets	289,678	554,618	620,638
Impairment loss on goodwill	10,636,358	—	—
Provision for doubtful accounts	5,467,941	9,080,967	7,785,457
Deferred income tax expense (benefit)	(1,413,789)	138,336	(2,115,834)
Investment income on short-term investments	(76,768)	(145,976)	(768,454)
Gain from equity method investments	—	—	(580,816)
Share-based compensation	16,693,135	1,480,087	9,522,187
Gain on disposal of a subsidiary	—	(402,044)	—
Bargain purchase gain	—	(2,626,224)	—
Impairment loss from long term investment	24,005,161	—	—
Changes in operating assets and liabilities:
Accounts receivable	7,682,935	(13,712,344)	(20,342,706)
Accounts receivable - related parties	628,274	(541,392)	(99,142)
Notes receivable	106,147	(184,984)	(68,036)
Prepayments	2,387,941	(3,402,031)	(3,173,054)
Prepayments - related parties	(64,908)	289,748	3,345
Inventories	851,902	(3,528,555)	(893,290)
Deferred contract costs	—	9,259,013	(7,789,043)
Due from related parties	—	—	230,847
Prepaid expenses and other current assets, net	(576,297)	(186,737)	(3,502,378)
Long-term deposits	—	—	243,445
Other non-current assets	21,036,847	16,170	(31,672)
Accounts and notes payable	(13,107,548)	1,083,840	15,761,060
Accounts payable - related parties	—	70,989	—
Advance from customers	870,667	2,346,272	695,917
Advance from customers - related parties	(70,834)	(13,664)	(1,427,526)
Income tax payable	1,300,178	58,856	410,954
Deferred revenue	522,156	(571,837)	788,093
Deferred revenue - related parties	—	—	(114,499)
Operating lease liabilities	34,825	(606,503)	(722,581)
Due to related parties	57,667	(1,114)	—
Accrued expenses and other liabilities	(1,733,392)	(2,752,748)	18,179
Net cash used in operating activities of continuing operations	(6,501,715)	(10,592,756)	(17,822,222)

Cash flows from investing activities
Acquisition of property and equipment	(1,383)	(63,457)	(544,336)
Capitalization of software development cost	—	(524,563)	(1,467,219)
Acquisition of long-term investments	—	—	(25,938,275)
Purchases of short-term investments	(7,280,539)	(20,683,188)	(172,619,138)
Redemption of short-term investments	12,966,608	22,611,227	173,026,814
Cash paid for business combinations, net of cash acquired	(70,011)	(513,755)	25,018
Proceeds from disposal of a subsidiary, net of cash disposed of	—	212,641	—
Net cash provided by (used in) investing activities of continuing operations	5,614,675	1,038,905	(27,517,136)

Cash flows from financing activities:
Return of deposits received from a Series C preferred shareholder	—	—	(11,820,145)
Payment of deferred offering costs	—	(478,480)	—
Contribution from the non-controlling shareholders	—	27,581	—
Acquisition of non-controlling interest	—	(248,231)	—
Proceeds from issuance of Series C convertible redeemable preferred shares	—	—	11,807,305
(Repayment of) proceeds from issuance of convertible note	(10,000,000)	10,000,000	—
Loans from related parties	30,000,000	15,000,000	15,049,091
Repayment of loans to related parties	(30,000,000)	(27,879,063)	(2,071,373)
Proceeds from short-term borrowings	11,283,576	5,530,043	154,909
Repayment of short-term borrowings	(5,517,944)	(2,923,614)	—
Net cash (used in) provided by financing activities of continuing operations	(4,234,368)	(971,764)	13,119,787
Effect of exchange rate changes on cash, cash equivalents and restricted cash of continuing operations	1,342,723	(1,596,656)	38,777
Net decrease in cash, cash equivalents and restricted cash of continuing operations	(3,778,685)	(12,122,271)	(32,180,794)
Cash, cash equivalents and restricted cash at beginning of the year of continuing operations	12,857,176	24,979,447	57,160,241
Cash, cash equivalents and restricted cash at end of the year of continuing operations	$9,078,491	$12,857,176	$24,979,447
Supplemental cash flow information
Cash paid for interest expense	$839,083	$93,299	$417,272
Cash paid for income tax	$89,114	$36,969	$52,834

Non-cash investing and financing activities
Operating lease right of use assets obtained in exchange for operating lease liabilities	$656,562	$32,958	$738,894
Remeasurement of operating lease liabilities and right of use assets due to lease modification	$—	$51,198	$1,086
Accretion of convertible redeemable preferred shares	$—	$2,001,777	$3,865,430
Receivables from related parties settled with payables to related parties	$—	$—	$240,109
Issuance of shares in exchange for acquisition of non-controlling equity interest in a controlling subsidiary	$—	$1,019,772	$—
Conversion of convertible redeemable preferred shares	$—	$69,253,178	$—
Shares issued to acquire Fuwei Films (Holdings) Co., Ltd.	$—	$27,106,447	$—
Shares allotment in connection with the reverse acquisition	$—	$12,676,378	$—
Ordinary shares issued as part of consideration for business combination	$—	$13,877,605	$—
Receivable arising from disposal of a subsidiary	$—	$30,000,000	$—
Payable arising from acquisition of non-controlling equity interest in a controlling subsidiary	$—	$234,441	$—
Payable arising from business combinations	$—	$413,088	$137,042

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	As of June 30,
	2024	2023	2022
Cash and cash equivalents	$8,703,667	$11,234,585	$16,603,102
Restricted cash	374,824	1,622,591	8,376,345
Total cash, cash equivalents and restricted cash at end of the year	$9,078,491	$12,857,176	$24,979,447

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

On July 18, 2022, BJY entered into an agreement and plan of merger (the “Merger Agreement”) with Fuwei Films (Holdings) Co., Ltd. (“Fuwei”). Fuwei is principally engaged in the manufacture and distribution of high-quality plastic film using the biaxially-oriented stretch technique (“BOPET film business”). Pursuant to the Merger Agreement, a wholly-owned subsidiary of Fuwei, Fuwei Films (BVI) Co., Ltd. (“Fuwei BVI”), will be merged with and into BJY, with BJY being the surviving entity and a wholly-owned subsidiary of Fuwei (the “Merger”). Shareholders of BJY will exchange all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei. The Merger and all transactions contemplated by the Merger Agreement and plans of merger were consummated on December 23, 2022, upon which Fuwei changed its name to “Baijiayun Group Ltd” (collectively with BJY, subsidiaries of BJY, VIE and VIE’s subsidiaries, the “Company”). On March 9, 2023, the Company entered into a security purchase agreement with Aoji Holdings Co., Ltd, pursuant to which the Company agreed to dispose 100% of the equity interest of Fuwei BVI and the BOPET film business operated through Fuwei Films (Shandong) Co., Ltd., a wholly-owned subsidiary of Fuwei BVI, to Aoji Holdings Co., Ltd for a cash consideration of $30.0 million (the “Fuwei Disposition”). In connection with the Fuwei Disposition, the results of operations of Fuwei were classified as discontinued operations. Also see Note 4 and Note 5.

As of June 30, 2024, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of	Place of	Ownership
Name of Entity	Incorporation	Incorporation	Percentage	Principal Activities
BaiJiaYun Limited (“BJY”)	April 22, 2021	Cayman Islands	100%	Investment holding
Subsidiaries of BJY
BaiJia Cloud Limited (“BaiJiaYun HK”)	May 6, 2021	Hong Kong	100%	Investment holding
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	September 6, 2021	PRC	100%	Investment holding
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	October 27, 2021	PRC	100%	Provision of cloud computing services
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	September 13, 2021	PRC	100%	Investment holding
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	January 21, 2022	PRC	100%	Provision of cloud computing services
Zhejiang Baijiashilian Technology Co., Ltd. (“Zhejiang WFOE”)	December 28, 2022	PRC	100%	Investment holding

VIEs
BaiJiaYun Group Co., Ltd. (“BaiJiaYun VIE”)	May 22, 2017	PRC	100% owned through VIE agreements	Provision of cloud computing services
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology “)	October 12, 2019	PRC	100% owned through VIE agreements	Provision of cloud computing services

VIEs’ Subsidiaries
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	June 13, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	June 18, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	April 8, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Baijiayun Digital Technology Co., Ltd. (formerly known as Beijing Haoyu Xingchen Cultural Communication Co., Ltd.) (“Haoyu Xingchen”)	June 23, 2020	PRC	100% owned by VIE	Provision of cloud computing services
Xi’an Baijiayun Information Technology Co., Ltd. (“Xi’an BaiJiaYun”)	January 7, 2021	PRC	51% owned by VIE	Provision of cloud computing services

	Date of	Place of	Ownership
Name of Entity	Incorporation	Incorporation	Percentage	Principal Activities
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	April 13, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Wuhan BaiJiaShiLian Technology Co., Ltd. (“Wuhan BaiJiaShiLian”)	December 12, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	November 3, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Shanghai BaiJiaYun Technology Co., Ltd. (“Shanghai BaiJiaYun”)	October 22, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Deran Technology Co., Ltd (“Beijing Deran”)	May 29, 2012	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Hengsheng Information Technology Co.,	September 16, 2022	PRC	100% owned by VIE	Provision of cloud
Ltd. (“Guangxi Hengsheng”)				computing services
Guangxi Chuanghe Technology Co., Ltd. (“Guangxi Chuanghe”)	August 30, 2022	PRC	100% owned by VIE	Provision of cloud computing services
BaiJiaYun Technology Development (Shaanxi) Co., Ltd. (“Shaanxi BaiJiaYun”)	January 4, 2023	PRC	51% owned by VIE	Provision of cloud computing services
Beijing Baijia Yunlong Technology Co., Ltd (“Baijia Yunlong”)	April 12, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	January 13, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Xinjiang BaiJiaYun Technology Co., Ltd.(“Xinjiang BaiJiaYun”)	March 28, 2005	PRC	51% owned by VIE	Provision of cloud computing services
Beijing Hydrogen Data Information Technology Co., Ltd. (“Beijing Hydrogen”)	December 1, 2014	PRC	100% owned by VIE	Provision of cloud computing services
Zhejiang Baijiayun Technology Co., Ltd. (“Zhejiang BaiJiaYun”)	January 16, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Guangzhou BaiJiaYun Technology Co., Ltd.(“Guangzhou BaiJiaYun”)	April 16, 2024	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Baijia Cloud Technology Co.,Ltd.(“Wuhan BaiJiaYun”)	August 7, 2017	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayi Digital Technology (Henan) Co., Ltd.	April 8, 2015	PRC	51% owned by VIE	Provision of cloud computing services

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

On September 7, 2021, BJY completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of BaiJiaYun prior to the reorganization. BaiJiaYun and BaiJiaYun HK were established as the holding companies of BaiJiaYun WFOE. BaiJiaYun WFOE is the primary beneficiary of BaiJiaYun VIE and its subsidiaries, and all of these entities are under common control which results in the consolidation of BaiJiaYun VIE and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value (“Reorganization”). The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

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

VIE Agreements with BaiJiaYun VIE

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting customers and suppliers), is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in value-added telecommunications services (except for e-commerce) in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List and other applicable laws and regulations. BJY is a Cayman holding company of BaiJiaYun WFOE and Zhejiang WFOE and is a foreign invested enterprise. To comply with these regulations, the Company conducts substantially all of its activities in PRC through BaiJiaYun VIE and its subsidiaries, and Baijia Cloud Technology. As such, BaiJiaYun VIE, its subsidiaries and Baijia Cloud Technology are controlled through VIE Agreements in lieu of direct equity ownership by the Company.

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

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between BaiJiaYun WFOE and BaiJiaYun VIE, dated September 7, 2021, BaiJiaYun WFOE has the exclusive right to provide to BaiJiaYun VIE technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. BaiJiaYun WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. BaiJiaYun VIE agrees to pay BaiJiaYun WFOE service fees at an amount as determined by BaiJiaYun WFOE. This agreement will remain effective, and unless terminated in accordance with the provisions of this agreement or terminated in writing by BaiJiaYun WFOE. BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. The exclusive business cooperation agreement took effective on September 7, 2021, and BaiJiaYun WFOE did not charge service fee to BaiJiaYun VIE for the years ended June 30, 2023 and 2022.

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

The key terms of the New VIE Agreements, signed between BaiJiaYun VIE and Zhejiang WFOE, the VIE agreements signed on January 2, 2023 and effective from January 2, 2023 to June 29, 2023, the VIE agreements signed on and effective since June 29, 2023, are as summarized below:

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

To further streamline the Company’s corporate structure and business operations, Baijia Cloud Technology, a then wholly-owned subsidiary of BaiJiaYun VIE, became directly owned by the shareholders of BaiJiaYun VIE. On December 29, 2023, Zhejiang WFOE entered into a series of contractual arrangements with Baijia Cloud Technology and its shareholders, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements.

A summary of certain material terms of the currently effective contractual arrangements among Zhejiang WFOE, Baijia Cloud Technology, and their respective shareholders is as follows:

Exclusive Technical and Consulting Services Agreement

Under the exclusive technical and consulting services agreements between Zhejiang WFOE and Baijia Cloud Technology, Zhejiang WFOE has the exclusive right to provide, among other things, technical support and consulting services to Baijia Cloud Technology. Zhejiang WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of these agreements. In addition, Baijia Cloud Technology irrevocably   grant Zhejiang WFOE an exclusive option to purchase any or all of the assets and business of Baijia Cloud Technology at the lowest price permitted under PRC law.

Powers of Attorney

Under the powers of attorney among Zhejiang WFOE, Baijia Cloud Technology, and each shareholder of Baijia Cloud Technology, such shareholder irrevocably nominates, appoints, and constitutes Zhejiang WFOE and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of Baijia Cloud Technology, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of Baijia Cloud Technology.

Exclusive Option Agreements

Under the exclusive option agreements among Zhejiang WFOE, Baijia Cloud Technology, and each shareholder of Baijia Cloud Technology, such shareholder irrevocably grants Zhejiang WFOE or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in Baijia Cloud Technology at the lowest price permitted under the PRC law.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements among Zhejiang WFOE, Baijia Cloud Technology, and each shareholder of Baijia Cloud Technology, such shareholder pledges all of his or her equity interests in Baijia Cloud Technology to Zhejiang WFOE to secure the performance by Baijia Cloud Technology and their respective shareholders of their obligations under the applicable contractual agreements. If the pledger or Baijia Cloud Technology breach the obligations under these contractual arrangements, Zhejiang WFOE, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Baijia Cloud Technology. The shareholders of Baijia Cloud Technology undertake that during the term of the pledge, without the prior written consent of Zhejiang WFOE, they shall not dispose of the pledged equity interests, create, or allow any encumbrance on the pledged equity interests or increase the registered capital of Baijia Cloud Technology. Zhejiang WFOE also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

BaiJiaYun VIE and Baijia Cloud Technology are collectively referred as the VIEs. The Company believes that the VIEs are considered   variable interest entities under Accounting Codification Standards (“ASC”) 810, “Consolidation”, because the equity investors in BaiJiaYun VIE and Baijia Cloud Technology no longer have the characteristics of a controlling financial interest, and the Company, through BaiJiaYun WFOE and Zhejiang WFOE, is the primary beneficiary of the VIEs and controls the VIEs’ operations. Accordingly, the VIEs have been consolidated as deemed subsidiaries into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of the VIEs, which are identified variable interest entities of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with the VIEs reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of the VIEs. Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023) is obligated to absorb a majority of the loss from the VIEs’ activities and receive a majority of the VIEs’ expected residual returns. In addition, the VIEs’ shareholders have pledged their equity interest in the VIEs to Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023), irrevocably granted Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023) an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in the VIEs and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023). Under the accounting guidance, the Company is deemed to be the primary beneficiary of the VIEs and the financial positions, operating results and cash flows of the VIEs and the VIEs’ subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, “Business Combinations”, as the Company and the VIEs are under common control, the Reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying consolidated financial statements give retrospective effect to the Reorganization, whereby the assets and liabilities of the VIEs and their subsidiaries are reflected at the historical carrying values and their operations are presented as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The following amounts and balances of the VIEs, and their subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions as of June 30, 2024 and 2023 and for the years then ended:

	As of June 30,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$5,433,349	$9,403,135
Restricted cash	374,824	1,622,591
Short-term investments	4,269	5,377,705
Notes receivable	177,663	284,432
Accounts receivable, net	22,280,835	34,328,054
Accounts receivable - related parties	—	629,652
Prepayments	4,554,671	4,213,737
Inventories	4,700,910	5,567,551
Prepaid expenses and other current assets, net	6,302,420	3,623,206
Assets held for sale	—	23,083,197
Total current assets	43,828,941	88,133,260

Property and equipment, net	122,837	286,399
Intangible assets, net	7,720,451	6,968,025
Operating lease right of use assets, net	683,373	381,127
Deferred tax assets, net	2,964,354	1,825,687
Goodwill	1,425,485	10,945,553
Other non-current assets	317,707	322,315
Total non-current assets	13,234,207	20,729,106

Total assets	$57,063,148	$108,862,366

LIABILITIES
Current liabilities
Short-term borrowings	$7,155,438	$1,392,854
Accounts and notes payable	8,086,007	22,140,810
Accounts payable - related parties	—	70,989
Advance from customers	8,408,893	7,351,274
Income tax payable	656,635	218,631
Deferred revenue	874,524	353,141
Due to related parties	115,588	57,921
Operating lease liabilities, current	109,822	170,587
Accrued expenses and other liabilities	3,352,401	4,068,905
Total current liabilities	28,759,308	35,825,112

Deferred tax liabilities	593,055	712,633
Operating lease liabilities, noncurrent	503,847	109,074
Total non-current liabilities	1,096,902	821,707
Total liabilities	$29,856,210	$36,646,819

	For the year Ended June 30,
	2024	2023	2022
Revenues	$58,373,260	$65,061,798	$68,600,378
Cost of revenues	$(47,430,643)	$(52,043,225)	$(50,047,764)
Total operating expenses	$(68,148,892)	$(11,117,613)	$(35,067,782)
Net income (loss)	$(56,536,689)	$3,240,890	$(12,271,120)
Net cash used in operating activities	$(17,398,963)	$(8,020,601)	$(15,304,581)
Net cash provided by (used in) investing activities	$5,586,547	$1,030,853	$(27,372,316)
Net cash provided by (used) in financing activities	$6,009,064	$(679,867)	$(10,014,503)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries.

No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Risks in relation to the VIE structure

It is possible that the Company’s operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition, and results of operations.

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

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in the consolidated financial statements as the Company may lose the ability to exert effective control over the VIEs and the VIEs’ shareholders, and the Company may lose the ability to receive economic benefits from the VIEs.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs, and the subsidiaries of the consolidated VIEs for which the Company or its subsidiaries are the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of, and enjoy the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs, and the subsidiaries of the consolidated VIEs have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

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

Non-controlling Interests

Non-controlling interests represent the equity interests in the subsidiaries of the VIEs that are not attributable, either directly or indirectly, to the VIEs. For the Company’s consolidated financial statements, non-controlling interests represent minority shareholders’ 49% equity interests in Henan BaiJiaYun, Xi’an BaiJiaYun, Shaanxi BaiJiaYun, and Xinjiang BaiJiaYun as of June 30, 2023, and minority shareholders’ 49% equity interests in Henan BaiJiaYun, Xi’an BaiJiaYun, Shaanxi BaiJiaYun, Xinjiang BaiJiaYun and Baijiayi Digital as of June 30, 2024.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income (loss) to distinguish the interests from that of the Company.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company, its subsidiaries, VIE and VIE’s subsidiaries base their estimates on past experience and on various other assumptions that are believed to be reasonable and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the selling price of products and services in multiple performance obligation revenue arrangements, determinations of the useful lives of long-lived assets, provision for credit losses, estimates for inventory and deferred contract cost provisions, valuation allowance for deferred tax assets, share-based compensation, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation relating to business acquisitions, and the fair value of ordinary shares and redeemable convertible preferred shares.

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

Short-term Investments

Short-term investments consist of wealth management products issued by certain banks or financial institutions with variable interest rates, which are callable on demand or redeemable by the Company at a periodic term within a year. In accordance with ASC 825, “Financial Instruments”, for financial products with variable interest rates referenced to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value with fair value change gains or losses recorded in the investment income in the consolidated statements of operations and comprehensive income (loss). As a practical expedient, the Company uses the net asset value (“NAV”) or its equivalent to measure the fair value of the wealth management products. NAV is primarily determined based on information provided by these banks or financial institutions. As of June 30, 2024 and 2023, the Company had short-term investments of nil and $5,377,705, respectively, including gross unrealized gains of nil and $75,317, respectively.

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

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations and comprehensive income (loss). The Company did not record any inventory write-down for the years ended June 30, 2024, 2023 and 2022.

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

Provisions for (reversal of) doubtful accounts of other receivables was $(193), $(1,428,794) and $1,712,524 for the years ended June 30, 2024, 2023 and 2022, respectively. The provision made in the year ended June 30, 2022 was mainly associated with a receivable arising from the redemption of a pre-matured investment of 4.95% equity interest in a privately held entity for a cash consideration of $1,494,994 (RMB 9,900,000). BJY did not receive the proceeds in time and filed a lawsuit against the investee and made full provision on the receivable based on the assessment of its collectability. This provision was fully reversed in the year ended June 30, 2023 based on the favorable mediation results of the lawsuit and the legal procedure of property preservation taken by the Company.

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

As of June 30, 2024, 2023 and 2022, the Company recorded impairment loss of $24,005,161, nil and nil against the long-term investments, respectively.

Property and Equipment, Net

Property and equipment primarily consist of electronic equipment, leasehold improvements and office equipment and are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life of 1 to 10 years.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company’s goodwill as of June 30, 2024 and 2023 relates to its acquisitions of certain entities.

Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis (June 30 for the Group) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal and regulatory factors, operating performance indicators, competition, or sale or disposition of a significant portion of the reporting unit.

The Company first assess qualitative factors to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

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

No impairment charge was recognized for intangible assets for the years ended June 30, 2024, 2023 and 2022.

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

Deferred Offering Costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs.  As of June 30, 2024 and 2023, deferred offering costs of nil and $478,480, respectively, were included in the prepaid expenses and other current assets in the consolidated balance sheets.

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

The right of use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. When a lease is terminated, the right of use asset and operating lease liability associated with the lease are derecognized and any difference between the carrying amounts of the right of use asset and the lease liability is recognized in earnings as a gain or loss. All right of use assets are reviewed for impairment. There was no impairment for right-of-use lease assets for the years ended June 30, 2024, 2023 and 2022.

Notes Payable

Notes payable, included in accounts and notes payable in the consolidated balance sheets, represents bank and commercial acceptance notes issued by the Company to its vendors in the normal course of business. Bank and commercial acceptance notes do not bear interest. As of June 30, 2024 and 2023, the Company pledged cash in the amount of $nil and $1,622,591, respectively, to the endorsing banks to issue bank and commercial acceptance notes.

Holders of the acceptance notes are allowed to cash the acceptance notes before the stated maturity, in which case, depending on the bank policy and the Company’s negotiation with the holder of the acceptance notes, certain banks will charge the Company a fee regarding the early cashout. The fee is calculated based on the interest rate on a given day. The effective annual interest rate used to calculate the early cashout fee is ranging from 2% to 3.3% for the years ended June 30, 2024, 2023 and 2022. The early cashout fee, if any, is included in interest income, net, in the consolidated statements of operations and comprehensive loss.

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

In addition, the Company started to provide other software related services to customers, including design of online advertising videos and operation of online accounts in popular apps, during the year ended June 30, 2021. For the years ended June 30, 2024, 2023 and 2022, the revenue generated from these services was immaterial as a percentage of the total revenue in the respective years.

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

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2024 and 2023, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired solely for the purpose of providing certain cloud related services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenue upon the recognition of the related revenue. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2024 and 2023, the Company had deferred contract costs in the amount of $nil and $nil, respectively. The amount of deferred contract costs charged to cost of revenues was $nil, $10,023,720 and $2,611,048, respectively, for the years ended June 30, 2024, 2023 and 2022. As of June 30, 2024 and 2023, no impairment allowance was recorded.

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

Customer advances of $4,788,289, $3,833,172 and $3,292,117 as of June 30, 2023, 2022 and 2021 were recognized as revenues in the years ended June 30, 2024, 2023 and 2022, respectively. Deferred revenue of $183,963, $234,639 and $269,787 as of June 30, 2023, 2022 and 2021, respectively, were recognized as revenues in the years ended June 30, 2024, 2023 and 2022, respectively.

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

Disaggregation of revenue

For the years ended June 30, 2024, 2023 and 2022, most of the Company’s revenue was generated in the PRC and contributed by the VIEs and VIEs’ subsidiaries. The Company disaggregates revenue into three revenue streams, consisting of SaaS/PaaS services, cloud related services and AI solution services, as follows:

	For the Years Ended June 30,
	2024	2023	2022
SaaS/PaaS services
Real-time engagement services	$21,129,793	$13,065,501	$14,841,071
SMS services	12,894,028	17,085,803	16,429,769
CDN services	—	2,773,165	—
Subtotal	34,023,821	32,924,469	31,270,840
Cloud related services
Customized platform development services	2,685,800	10,460,478	10,284,571
Software license and other cloud related services	3,383,772	5,226,520	1,912,252
Subtotal	6,069,572	15,686,998	12,196,823
AI solution services	19,701,268	33,638,104	25,132,715
Total revenues	$59,794,661	$82,249,571	$68,600,378

The Company disaggregates revenue by transferal of products/services as follows:

	For the Years Ended June 30,
	2024	2023	2022
Services transferred over time	$32,370,145	$31,910,013	$27,955,419
Services transferred at a point in time	6,069,572	14,797,126	11,956,134
Goods transferred at a point in time	21,354,944	35,542,432	28,688,825
Total revenues	$59,794,661	$82,249,571	$68,600,378

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

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses of $1,460,948, $360,735, and $697,827 for the years ended June 30, 2024, 2023 and 2022, respectively, were included in selling and marketing expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee wages and benefits, including stock-based compensation expense, for research and development personnel. Research and development costs are expensed as incurred in accordance with ASC 730, “Research and Development”.

Government Grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized when received. Government grant with certain operating conditions is recorded as liability when received and will be recognized in earnings when the conditions are met. For the years ended June 30, 2024, 2023 and 2022, the Company recognized government grant of $ 578,761, $183,451 and $191,163, respectively, in other income, net in the consolidated statements of operations and comprehensive loss. There was no government grant deferred and included in liabilities as of June 30, 2024 and 2023.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of June 30,
	2024	2023	2022
Year-end spot rate	7.2672	7.2513	6.6981

	For the Year Ended June 30,
	2024	2023	2022
Average rate	6.9728	6.9536	6.4554

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

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, accounts and notes payable, short-term borrowings and accrued expenses and other liabilities. The Company measures short-term investments at fair value on a recurring basis. Short-term investments include wealth management products issued by certain banks and financial institutions, which are valued based on the NAV or its equivalent provided by these banks or financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of June 30, 2024 and 2023, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

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

Concentration and Credit Risk

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2024 and 2023, $ 7,253,466 and $12,633,706 were deposited in financial institutions in the PRC, and each bank provides a deposit insurance with the maximum limit of RMB500,000 (equivalent to approximately $69,000) to each of the Company’s subsidiaries who has an associated account(s) in that bank. None of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) insurance. To limit the exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

3) Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers. As of June 30, 2024, one customer   accounted for 10% of total accounts receivable, respectively. As of June 30, 2023, no customer accounted for 10% or more of total accounts receivable. No customer accounted for 10% or more of total revenue for the years ended June 30, 2024, 2023 and 2022.

4) Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Recently Issued Accounting Standards

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Company is currently assessing the impact this guidance will have on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company is currently assessing the impact of this guidance, however, the Company do not expect a material impact to the consolidated financial statements.

In January 2024, the FASB issued ASU 2024-01 “Compensation—Stock Compensation” (“ASU 2024-01”). ASU 2024-01 is intended to improve generally accepted accounting principles (GAAP) by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards (“profits interest awards”) should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently assessing the impact of this guidance, however, the Company do not expect a material impact to the consolidated financial statements.

3 - ACQUISITION OF NON-CONTROLLING INTERESTS

On March 4, 2023, the Company entered into a share purchase agreement (“SPA”) with the then non-controlling shareholders of Beijing Deran, pursuant to which the Company acquired the remaining 49% equity interests of Beijing Deran by issuing 127,791 Class A ordinary shares (25,558 shares post 1-for-5 reverse stock split), as calculated pursuant to the terms specified in the SPA, and paying a cash consideration of RMB3.5 million (approximately $483,000), to such shareholders. Upon closing of the acquisition of the 49% equity interest, the Company became the sole shareholder of Beijing Deran. The Company accounted for the transaction as an equity transaction and recognized the difference between the carrying amount of the non-controlling interests of $1,486,074 and the consideration of $1,482,572 as an adjustment against additional paid-in capital.

4 - BUSINESS ACQUISITION AND GOODWILL

During the year ended June 30, 2024, 2023 and 2022, the Company completed several business combinations in expectation of achieving synergies from these acquisitions which the Company plans to complement its existing businesses, with the exception of the Merger of which the purpose was effectuate a public market listing status through a reverse acquisition transaction.

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

On December 23, 2022, the Merger was consumed with completion of the following transactions and consequently, Fuwei changed its name to “Baijiayun Group Ltd” and the shareholders of BJY and shareholders of Fuwei owned 96.79% and 3.21% interest of Baijiayun Group Ltd, respectively, upon consummation of the Merger:

-	Each BJY ordinary share that is issued and outstanding immediately prior to the Merger was cancelled in exchange for the right to receive the number of Fuwei newly issued ordinary shares as is equal to one (1) multiplied by the conversion ratio of 0.7807324;

-	Each BJY preferred share that is issued and outstanding immediately prior to the Merger was cancelled in exchange for the right to receive the number of Fuwei newly issued ordinary shares as is equal to one (1) multiplied by the conversion ratio of 0.7807324;

-	80,519,969 ordinary shares, consisting of 25,936,012 Class A ordinary shares (16,103,995 shares post 1-for-5 reverse stock split), and 54,583,957 Class B ordinary shares (5,187,203 shares post 1-for-5 reverse stock split), were issued to BJY’s ordinary and preferred shareholders based on the conversion ratio;

-	Warrants to subscribe for 17,964,879 Class A ordinary shares (3,592,980 shares post 1-for-5 reverse stock split) were issued to certain preferred shareholders of BJY in lieu of shares issuable in connection with the share allotment and the automatic conversion of the convertible redeemable preferred shares upon the completion of the Merger as the required overseas direct investment (“ODI”) filings had not been completed. See Note 15.

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

Amount
Assets acquired and liabilities assumed:
Assets held for sale
Inventories	5,856,077
Other current assets	44,572,781
Fixed assets	16,644,971
Land use rights	2,051,673
Other non-current assets	186,452
Fair value adjustment on assets held for sale in connection with the Fuwei Disposition (giving effect of $520,000 costs to sell)	(21,227,128)
Total assets held for sale, net	48,084,826

Liabilities held for sale
Short-term borrowing	9,424,114
Other current liabilities	8,930,900
Other non-current liabilities	249,812
Total liabilities held for sale	18,604,826
Net assets acquired classified as held for sale	29,480,000
Consideration:
Number of outstanding ordinary shares held by Fuwei’s shareholders as of December 23,2022*	3,265,837
Closing price of Fuwei’s ordinary shares as of December 23, 2022	8.3
Fair value of Fuwei shareholders’ 3.21% interest of Baijiayun Group Ltd as of December 23, 2022	27,106,447
Total consideration	27,106,447
Bargain purchase gain	(2,373,553)

*	Before effect of the 1-5 reverse split.

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

As of June 30, 2024, $68,953 of the cash acquisition proceeds remained unpaid to the former shareholders.

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

Acquisition of Beijing Hydrogen

In March 2023, the Company entered into an equity acquisition agreement with shareholders of Beijing Hydrogen to acquire 100% equity interest of Beijing Hydrogen. The total consideration includes a cash payment of RMB3,245,750 (approximately $473,000) and the issuance to such shareholders a total of 1,804,630 Class A ordinary shares (360,926 shares post 1-for-5 reverse stock split), as calculated pursuant to the terms specified in the underlying equity acquisition agreement. The fair value of consideration associated with these shares issued is measured by the quoted price of the Company’s Class A ordinary shares on the acquisition date.

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

	Amount	Amortization
	US$	Years

Current assets	807,891
Property and equipment, net	2,076
Other long-term assets	589
Customer relationship	2,038,558	8.75
Apipost data	1,033,840	Indefinite life
Technology	829,984	5
Total identifiable assets acquired	4,712,938

Current liabilities	197,236
Deferred tax liabilities	585,357
Total liabilities assumed	782,593

Net identifiable assets acquired	3,930,345

Number of Class A ordinary shares issued as consideration*	1,804,630
Quoted price of Class A ordinary shares on acquisition date*	7.69
Fair value of Class A ordinary shares issued as consideration	13,877,605
Cash consideration	472,618
Total purchase consideration	14,350,223
Goodwill	10,419,878

*	Before effect of the 1-5 reverse split.

As of June 30, 2024, $15,136 of the cash acquisition proceeds remained unpaid to the former shareholders.

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

The following pro forma information summarizes the results of operations of the Company for the years ended June 30, 2024, 2023 and 2022, as if the acquisition had been completed on July 1, 2020. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

	For the Year Ended June 30,
	2023	2022	2021
(US$ in thousands)	Unaudited	Unaudited	Unaudited
Pro forma revenues	$84,497	$71,121	$43,350
Pro forma net income (loss)	$(6,524)	$(12,337)	$3,799

Acquisition of Wuhan BaiJiaYun

In July 2023 the Company acquired 100% equity interest in Wuhan BaiJiaYun (currently known as Wuhan Xinwanlian Technology Co., Ltd.) with consideration of US$247,688. The acquisition was closed on July 31, 2023 and the consideration was fully paid in August 2023.

The following table presents the purchase price allocation of the assets acquired and liabilities assumed and the related deferred income taxes on July 31, 2023. The dollar amount presented in the table was based on the exchange rate of RMB1.00 to US$0.140 on July 31, 2023.

Amount
US$
Cash and cash equivalents	173,350
Other current assets	1,304,251
Property and equipment, net	36,143
Other long-term assets	143,005
Total identifiable assets acquired	1,656,749

Current liabilities	709,933
Lont-term borrowings	1,400,050
Total liabilities assumed	2,109,983

Net identifiable assets acquired	(453,234)
Total purchase consideration	247,688
Goodwill	700,922
Effect on cash flows of the Company
Cash paid (as above)	247,688
Less: cash and cash equivalents in entity acquired	(173,350)
Cash outflow (inflow) on acquisition	74,338

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

Since the acquisition date, Wuhan BaiJiaYun contributed revenues and net loss of $1,926,137 and $535,534 to the Company, respectively. Pro forma results reflecting this transaction were not presented because Wuhan BaiJiaYun is not significant to the Company’s consolidated financial results.

Acquisition of BaiJiaYi

In January 2024, the Company acquired 51% equity interest in Baijiayi Digital Technology (Henan) Co., Ltd.(“BaiJiaYi”) with consideration of nil. The acquisition was closed on January 19, 2024, and the consideration was fully paid in nil.

The following table presents the purchase price allocation of the assets acquired and liabilities assumed and the related deferred income taxes on July 31, 2023. The dollar amount presented in the table was based on the exchange rate of RMB1.00 to US$0.140 on January 31, 2024.

Amount
US$
Cash and cash equivalents	4,327
Other current assets	49,689
Total identifiable assets acquired	54,016

Current liabilities	94,667
Total liabilities assumed	94,667

Net identifiable assets acquired	(40,651)
Total purchase consideration	—
Fair value of non-controlling interests	(19,916)
Goodwill	20,735
Effect on cash flows of the Company
Cash paid (as above)	—
Less: cash and cash equivalents in entity acquired	(4,327)
Cash outflow (inflow) on acquisition	(4,327)

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

Since the acquisition date, Baijiayi contributed revenues and net loss of nill and $2,360 to the Company, respectively. Pro forma results reflecting this transaction were not presented because Baijiayi is not significant to the Company’s consolidated financial results.

5 - DISPOSAL OF SUBSIDIARIES

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

Aoji Holdings Co., Ltd, is obligated to pay the Company the purchase price no later than the third anniversary of the closing date pursuant to a supplemental agreement signed in July 2023. The Company estimated the collectability of the $30.0 million receivable and concluded that there is a possibility that it may not be fully recovered in the future. Therefore, the Company recognized an allowance of credit loss of $10.3 million and $19.7 million for the proceeds of Fuwei Disposition from Aoji Holdings Co., Ltd in the years ended June 30, 2023 and 2024, respectively.

6 - ACCOUNTS RECEIVABLE, NET

As of June 30, 2024 and 2023, accounts receivable, net consisted of the following:

	As of June 30,
	2024	2023
Accounts receivable	$35,529,976	$42,353,884
Less: Doubtful allowance	(11,558,087)	(6,325,311)
	$23,971,889	$36,028,573

Net provisions for doubtful accounts of accounts receivable were$ 5,468,134, $209,761 and $6,072,933 for the years ended June 30, 2024, 2023 and 2022, respectively. Movement of allowance for doubtful accounts was as follows:

	For the Years Ended June 30,
	2024	2023	2022
Balance at beginning of the year	$6,325,311	$6,629,960	$806,140
Provision	5,468,134	209,761	6,072,933
Effects of foreign exchange rate	(235,358)	(514,410)	(249,113)
Balance at end of the year	$11,558,087	$6,325,311	$6,629,960

7 - PROPERTY AND EQUIPMENT, NET

As of June 30, 2024 and 2023, property and equipment, net consisted of the following:

	As of June 30,
	2024	2023
Electronic equipment	$737,372	$737,489
Leasehold improvements	185,361	202,948
Office equipment	83,483	82,580
	1,006,216	1,023,017
Less: Accumulated depreciation	(876,111)	(707,479)
Property and equipment, net	$130,105	$315,538

For the years ended June 30, 2024, 2023 and 2022, depreciation expenses were $240,466, $257,141 and $309,639, respectively.

8 - INTANGIBLE ASSETS, NET

As of June 30, 2024 and 2023, intangible assets, net, consisted of the following:

	As of June 30,
	2024	2023
Self-developed communications platform	$2,371,072	$2,376,271
Distribution channel	894,430	896,391
Technology	1,210,920	1,213,576
Backlog	243,560	244,094
Customer relationship	1,926,464	1,930,688
Apipost data	976,993	979,135
Other	5,172	5,182
	7,628,611	7,645,337
Less: Accumulated amortization	(1,980,137)	(677,312)
Intangible assets, net	$5,648,474	$6,968,025

For the years ended June 30, 2024, 2023 and 2022, amortization expenses were $813,622, $666,971 and $37,178, respectively.

Estimated future amortization expense related to intangible assets held as of June 30, 2024 is as follows:

For the Year Ended June 30,	Amortization
2025	$1,187,594
2026	1,128,283
2027	1,036,496
2028	668,385
2029	254,314
Thereafter	396,409
Total	$4,671,481

9 - LEASES

The Company leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 3 months and 41 months. The Company includes the renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of June 30,
	2024	2023
Right of use assets	$700,108	$629,487

Operating lease liabilities, current	$124,512	$325,394
Operating lease liabilities, noncurrent	503,847	136,395
Total operating lease liabilities	$628,359	$461,789

Other information about the Company’s leases is as follows:

	For the Years Ended June 30,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$167,049	$622,188	$698,602

Supplemental lease cash flow disclosure
Operating lease right of use assets obtained in exchange for operating lease liabilities	$656,562	$32,958	$738,894

Weighted average remaining lease term (years)	3.14	1.61	2.09
Weighted average discount rate	4.75%	4.75%	4.75%

Operating lease expenses were $515,034, $598,993, $727,777, respectively, for the years ended June 30, 2024, 2023 and 2022. Short-term lease expenses were $225,356, $55,567 and $6,702, respectively, for the years ended June 30, 2024, 2023 and 2022.

The Company’s maturity analysis of operating lease liabilities as of June 30, 2024 is as follows:

Operating
For the Year Ended June 30,	leases
2025	$147,897
2026	234,399
2027	234,399
2028	58,600
Total lease payments	675,295
Less: Imputed interest	(46,936)
Present value of lease liabilities	628,359
Less: Operating lease liabilities, current	(124,512)
Operating lease liabilities, noncurrent	$503,847

10 - LONG-TERM INVESTMENTS

Beijing Deran

In May 2021, BJY acquired 33.38% equity interest in Beijing Deran, at cash consideration of made investment of $756,558. In May 2021, BJY paid the cash consideration of $378,279 and had an outstanding investment payable of $387,975 as of June 30, 2021, which was fully paid in July 2021.

Beijing Deran was engaged in AI solution system. The investment was for the purpose of diversifying the product lines. BJY was able to exercise significant influence over Beijing Deran, and the investment was accounted for using the equity method. For the years ended June 30, 2022 and 2021, equity investment gain of $8,166 and loss of $4,320 was recognized in the consolidated statements of operations and comprehensive income (loss), respectively.

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

Hongxin Wanda

In October 2021, BJY made investments of $12,779,998 (RMB 82,500,000) to acquire 15% equity interest in Hongxin Wanda, which is a privately held entity. BJY was entitled to assign a director to the board of Hongxin Wanda, and had exercised significant influence over the investee. The investment was accounted for using the equity method. In April 2022, BJY made an additional investment of $12,779,998 (RMB 82,500,000) to acquire another 15% equity interest in Hongxin Wanda. During the year ended June 30, 2023, the Company concluded it lost the significant influence over Hongxin Wanda. Therefore, the Company ceased to account for the investment in Hongxin Wanda under the equity method since July 1, 2022.

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

During the year ended June 30, 2024, the administrative process of selling Hongxin Wanda to Mr. Gangjiang Li and Shanghai Jiani Jiarui could not be completed. The Company reclassified the investment in Hongxin Wanda from asset held for sale to equity investments without readily determinable fair value measured and concluded that the investment balance was fully impaired.

For the years ended June 30, 2024, 2023 and 2022, the movement of equity investments without readily determinable fair value measured at Measurement Alternative consisted of the following:

	For the Years Ended June 30,
	2024	2023	2022
Balance at beginning of the year	$—	$22,395	$23,232
Investment in Wuhan Qiyunshilian	—	—	—
Transfer of investment in Wuhan Qiyunshilian	—	—	—
Business combination achieved in stages	—	(20,686)	—
Change of accounting method	23,083,197	23,083,197	—
Investment classified as held for sale asset	—	(23,083,197)	—
Provision for impairment	(23,032,693)	—	—
Effects of foreign exchange rate	(50,504)	(1,709)	(837)
Balance at end of the year	$—	$—	$22,395

11 - GOODWILL, NET

Goodwill, net, consisted of the following:

	As of June 30,
	2024	2023
Begining balance	$10,945,553	$1,144,824
Acquisition	709,351	9,888,067
Exchange differences	$(23,948)	$(87,338)
Ending balance	11,630,956	10,945,553
Accumulated impairment	(10,205,471)	—
Goodwill, net	$1,425,485	$10,945,553

The Company performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. In its goodwill impairment assessment as of June 30, 2024, the Company concluded that the carrying amount of the reporting unit exceeded its implied fair value and recorded the impairment losses of $ 10,636,358, nil and nil,for the years ended June 30, 2024, 2023 and 2022, respectively. The Company determined the fair value of the reporting unit by using the income approach with significant unobservable inputs.

12 - ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2024 and 2023, accrued expenses and other liabilities consisted of the following:

	As of June 30,
	2024	2023
Accrued payroll and welfare	$4,135,618	$2,298,339
VAT and other taxes payable	601,034	1,022,940
Investment consideration payable	189,906	647,529
Accrued expenses	410,999	348,836
Interest payable	6,766	148,046
	$5,344,323	$4,465,690

13 - BORROWINGS

As of June 30, 2024, the short-term borrowings mainly consisted of working capital loans at with annual interest rates ranging from 3.36% to 3.85% and maturity term of twelve months. All outstanding short-term borrowings as of June 30, 2024 were guaranteed by one of the Company’s subsidiaries in the consolidated group.

The long-term borrowings as of June 30, 2023 consisted of a two-year unsecured convertible note issued by the Company in February 2023. The convertible note, with a principal amount of $10.0 million and an annual interest rate of 4%, is convertible at the option of the holder into our Class A ordinary shares. The convertible note has a fixed conversion price of $10.00 per Class A ordinary share and a fixed price of $7.00 per Class A ordinary share upon the occurrence of certain events of default. The principal amount and the interest payable under the convertible note will mature in February 2025, unless earlier converted or redeemed. For the year ended June 30, 2024 and 2023, the Company recognized interest expense of $83,333 and $145,556 for the convertible note, respectively. In September 2023, the Company repaid the $10.0 million of convertible notes and the related interests.

14 - SHARE BASED COMPENSATION

On October 1, 2021, BJY adopted the 2021 Share Option Plan (“2021 Plan”), under which the maximum number of shares that may be granted is 9,486,042 (1,897,208 shares post 1-for-5 reverse stock split) ordinary shares. During the year ended June 30, 2024, 2023 and 2022, an aggregate of nil, nil and 1,709,310 (341,862 post 1-for-5 reverse stock split) restricted share units (“RSUs”), respectively, and an aggregate of nil, 522,000 and 6,816,417 (nil, 104,400 and 1,363,283 post 1-for-5 reverse stock split) share options, respectively, were granted to management and employees under the 2021 Plan. The number of Class A ordinary share that the options and RSUs granted under the 2021 Plan are exercisable into were adjusted at rate of 1:0.7807324 as a result of the consummation of the Merger.

On January 21, 2023, the Company adopted 2023 Share Incentive Plan (“2023 Plan”), under which the maximum number of Class A ordinary shares that may be issued pursuant to all awards under such plan is initially 12,855,546 (2,571,109 shares post 1-for-5 reverse stock split), which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all the Company’s issued and outstanding share capital as of the first date of such calendar year.

RSUs

On October 1, 2021, BJY awarded 1,709,310 (341,862 post 1-for-5 reverse stock split) RSUs to employees and these RSUs were fully vested on December 31, 2021. If the recipient terminates the employment relationship with BJY before the vesting of the RSUs, the unvested portion will be forfeited. If the recipient terminates the employment relationship with BJY after the vesting of the RSUs, the recipient needs to exercise the RSUs within 30 days of resignation, otherwise the RSUs will be cancelled. Each RSU has an exercise price of $0 (RMB 0.0001).

On March 31, 2023, the Company awarded 90,000 (18,000 post 1-for-5 reverse stock split) RSUs to its independent directors, with one-thirds of these RSUs vesting on March 31, 2023, 2024 and 2025, respectively. The exercise price of these RSUs is $0.

On October 31, 2023, the Company awarded 90,000 (18,000 post 1-for-5 reverse stock split) RSUs to its independent directors, with one-thirds of these RSUs vesting on October 31, 2023, the other two one-thirds of these RSUs vesting on March 31,2024 and 2025, respectively. The exercise price of these RSUs is $0.

On October 31, 2023, the Company awarded 5,623,655 (1,124,731 post 1-for-5 reverse stock split) RSUs to its employees. These RSUs vested on October 31, 2023. The exercise price of these RSUs is $0.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended June 30, 2024 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Awarded and unvested as of July 1, 2023	12,000	$38.45
Granted	1,124,731	$12.30
Cancelled/forfeited	—	$—
Vested	(1,124,731)	$12.44
Awarded and unvested as of June 30, 2024	12,000	$25.38
Expected to vest as of June 30, 2024	12,000	$25.38

For the year ended June 30, 2024 and 2023, the Company recognized share-based compensation expense of $14,212,499 and $230,700, respectively, in connection with the above RSU awards.

As of June 30, 2024, $304,500 of total unrecognized compensation expense related to RSUs is expected to be recognized over a weighted average period of approximately 0.83 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Share Options

BJY awarded share options to management and employees. These options have graded vesting schedule over the requisite service period ranging between two and four years, exercise prices ranging from $0 to $2.76 ($0 to $13.8 post 1-for-5 reverse stock split), (RMB0.0001 to RMB20) (RMB0 to RMB100 post 1-for-5 reverse stock split) and expiration period ranging from four to six years. If the recipient terminates the employment relationship with BJY before the vesting of the share options, the unvested portion will be forfeited and the recipient needs to exercise the vested portion within 30 days of resignation, otherwise they will be cancelled. BJY also has the right, but not the obligation, to repurchase from the recipient the shares issued from the option exercise before the occurrence of the BJY’s listing.

The following table summarized the Company’s share option activities for the year ended June 30, 2024:

			Weighted
			Average	Weighted
		Weighted	Remaining	Average
		Average	Contract	Grant	Aggregate
	Number of	Exercise	Life	Date	Intrinsic
	Options	Price	Years	Fair value	Value
Options outstanding on July 1, 2023	1,356,188	2.75	3.36	6.30	40,483,123
Granted	153,413	$5.00	4.75	$9.75	—
Cancelled/forfeited	(100,590)	$8.43	—	$4.29	—
Exercised	—	—	—	—	—
Options outstanding on June 30, 2024	1,409,011	$2.62	2.26	$6.81	1,559,571
Options vested and exercisable on June 30, 2024	1,199,131	$1.54	2.31	$7.36	2,625,298

For the year ended June 30, 2024 and 2023, the Company recognized share-based compensation expense of $2,067,731 and $1,249,387, respectively, in connection with the above share options.

For the years ended June 30, 2024 and 2023 the fair value of the RSUs granted is determined based on the close trading price of the Company’s stock on the public market as they were issued after BJY’s listing through the reverse acquisition of the Company, the fair value of the options granted is determined using the Black Schole model for the year ended June 30, 2024, and the binomial option pricing model for the year ended June 30, 2023. For the year ended June 30, 2022, the fair value of the RSUs was determined using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield; and the fair value of the share options is determined using the binomial option pricing model.

The key assumptions used to determine the fair value of the options at the grant date were as follows:

	For the Year Ended June 30,
	2024	2023
Expected volatility	70.8%	53.3%
Risk-free interest rate	4.8%	2.6%
Expected dividend yield	0.0%	0.0%
Exercise multiple	n/a	2.2 ~ 2.8
Expected life	5.42	n/a

The above inputs have been determined based on the following:

●	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies;

●	Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options;

●	Dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the option;

●	Exercise multiple is based on empirical research on typical share award exercise behavior.

●	Expected life is estimated based on the remaining maturity of the options.

As of June 30, 2024, $414,322 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 2.26 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

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

At the general meeting held on May 29, 2024, the Company’s shareholders approved the Share Consolidation (also referred to as “reverse stock split”), which became effective on May 30, 2024. Upon the effective time of the Share Consolidation, every five Class A ordinary shares of par value US$0.519008 each were consolidated into one Class A ordinary share of par value US$2.59504 each, and every five Class B ordinary shares of par value US$0.519008 each were consolidated into one Class B ordinary share of par value US$2.59504 each. Following the Share Consolidation, the authorized share capital was US$2,231,734,400 divided into 860,000,000 ordinary shares of par value US$2.59504 each, comprising 400,000,000 Class A ordinary shares, and 460,000,000 Class B ordinary shares.

Effective on September, 27, 2024, the par value of Class A ordinary shares and Class B ordinary shares is changed to US$0.0001 each share.

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

Baijiayun Group Ltd Equity

Class A Ordinary Shares

The Company is authorized to issue 400,000,000 shares of Class A ordinary shares, par value of $2.59504 per share. Upon completion of the Merger, the Company issued 25,936,012 Class A ordinary shares (16,103,995 shares post 1-for-5 reverse stock split) to shareholders of BJY. At the same time, the outstanding ordinary shares of Fuwei immediately before the completion of the Merger were recapitalized as 3,265,837 Class A ordinary shares(653,168 shares post 1-for-5 reverse stock split).

In addition, the Company also issued share warrants to subscribe for 17,964,879 Class A ordinary shares (3,592,980 shares post 1-for-5 reverse stock split) to certain preferred shareholders of BJY in lieu of the share allotment and the shares issuable for the automatic conversion of the convertible redeemable preferred shares upon the completion of the Merger as the required ODI filings had not been completed. The share warrants accord the holders with all rights and obligations attached to the Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as shareholders of the Company.

During the year ended June 30, 2023, the Company issued 127,791 (25,558 shares post 1-for-5 reverse stock split) in connection with the acquisition of non-controlling interest of Beijing Deran (Note 3), and 1,804,630 Class A ordinary shares (360,926 shares post 1-for-5 reverse stock split) in connection with the acquisition of Beijing Hydrogen (Note 4), respectively.

In June 2023, 1,000,000 Class B ordinary shares (200,000 shares post 1-for-5 reverse stock split) was converted into 1,000,000 Class A ordinary shares (200,000 shares post 1-for-5 reverse stock split) of the Company.

As of June 30, 2024 and 2023, there were 10,019,844 and 50,099,149 Class A shares (10,019,844 post 1-for-5 reverse stock split) outstanding, respectively, after giving retrospective effects of recapitalization on equity due to reverse acquisition.

Class B Ordinary Shares

The Company is authorized to issue 460,000,000 shares of Class B ordinary shares, par value of $2.59504 per share. Upon completion of the Merger, the Company issued 54,583,957 Class B ordinary shares (10,916,792 post 1-for-5 reverse stock split), which includes 7,406,060 Class B ordinary shares (1,481,212 post 1-for-5 reverse stock split), after giving effect of share conversion in relation to the Merger, reserved for 2021 Share Incentive Plan and held by Duo Duo International Limited (“Duo Duo”). Duo Duo is not entitled to rights and benefits as Class B ordinary shareholder in relation to the shares mentioned above, except to exercise shareholder right corresponding to the Company’s instruction from time to time. As such, the 7,406,060 Class B ordinary shares reserved was not deemed outstanding for accounting purposes.

In June 2023, 1,000,000 Class B ordinary shares (200,000 shares post 1-for-5 reverse stock split),was converted into 1,000,000 Class A ordinary shares (200,000 shares post 1-for-5 reverse stock split) of the Company.

In July 2023, 16,389,445 Class B ordinary shares were converted into same number of Class A ordinary shares. The conversion did not cause change of control of the Company.

As of June 30, 2024 and 2023, there were 5,957,690 and 46,177,897 (9,235,580 shares post 1-for-5 reverse stock split) Class B ordinary shares outstanding, respectively, after giving retroactive effects of recapitalization on equity due to reverse acquisition.

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

As of June 30, 2024 and 2023, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries set aside statutory reserves amounted to$1,117,828 and $1,117,828, respectively.

As of June 30, 2024 and 2023, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, of $66,396,340 and $64,161,387, respectively.

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

Entities qualifying as High and New Technology Enterprise are eligible for a preferential tax rate of 15% with High and New Technology Enterprise certificate effective for a period of three years. BaiJiaYun VIE qualified as a High and New Technology Enterprise in 2022 and enjoys the preferential income tax rate of 15% for the tax years ended on from December 31, 2022 through 2024. Wuhan BaiJiaShiLian qualified as a High and New Technology Enterprise in 2020 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2020 through 2022. Beijing Deran qualified as a High and New Technology Enterprise in 2021 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2021 through 2024. Wuhan BaijiaYun qualified as a High and New Technology Enterprise in 2019 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2019 through 2025. Beijing Hydrogen qualified as a High and New Technology Enterprise in 2021 and enjoys the preferential income tax rate of 15% for the tax years ended on October 25, 2021 through 2024.Wuhan Qiyunshilian qualified as a High and New Technology Enterprise in 2022 and enjoys the preferential income tax rate of 15% for the tax years ended on November 9, 2022 through 2025.

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

The income tax expenses for the years ended June 30, 2024, 2023 and 2022 were comprised of the following:

	For the Years Ended June 30,
	2024	2023	2022
Current income tax expense	$1,217,570	$83,633	$478,349
Deferred income tax expense (benefit)	(1,413,789)	138,336	(2,115,834)
Income tax expense (benefit)	$(196,219)	$221,969	$(1,637,485)

The reconciliation between the statutory income tax rate and the Company’s effective tax rate is as follows:

	For the Years Ended June 30,
	2024	2023	2022
Statutory tax rate	25.00%	25.00%	25.00%
Effect of tax holiday and preferential tax benefit	(26.79)%	(25.36)%	35.21%
Effect of research and development credits	52.31%	38.42%	6.66%
Effect of other non-deductible expenses	(0.43)%	(0.84)%	(0.46)%
Effect of change in valuation allowance	(49.10)%	(40.38)%	(54.92)%
Effective tax rate	0.99%	(3.16)%	11.49%

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	For the Years Ended June 30,
	2024	2023
Deferred tax assets
Allowance for doubtful accounts receivables and other receivables	$1,559,483	$882,397
Net operating loss carrying forwards	11,408,888	5,517,480
Share-based compensation	3,423,511	1,417,288
Unrealized profit	4,270,416	4,524,838
Others	21,075	—
Total deferred tax assets	20,683,373	12,342,003
Less: Valuation allowance	(17,604,415)	(10,497,506)
Total deferred tax assets, net	3,078,958	1,844,497
Deferred tax liabilities
Intangible assets recognized from acquisition	(593,055)	(712,633)
Total deferred tax liabilities, net	$(593,055)	$(712,633)

The rollforward of valuation allowance of deferred tax assets is as follows:

	June 30,	June 30,	June 30,
	2024	2023	2022
Balance at beginning of the year	$10,497,506	$8,430,810	$919,935
Additions of valuation allowance	7,451,427	2,825,896	7,827,672
Foreign currency translation adjustments	(344,518)	(759,200)	(316,797)
Balance at end of the year	$17,604,415	$10,497,506	$8,430,810

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

As of June 30, 2024, 2023 and 2022, due to uncertainties surrounding future utilization on the Company’s subsidiaries, the VIE and VIE’s subsidiaries accrued valuation allowance of $ 11,644,828, $10,497,506 and $8,430,810, respectively, against the deferred tax assets based upon management’s assessment as to their realization. The Company’s subsidiary established in Hong Kong is for investment holding purposes, and all deferred tax assets associated with the cumulative losses of the subsidiary in Hong Kong is fully reserved as the realization is improbable.

The amount of cumulative net operating loss in 2024 and the year of expiration are as follows:

		Earliest year of
		expiration
	Amount	if not utilized
Tax jurisdiction
PRC	$78,947,499	2025
Hong Kong	$3,197,595	No expiration

Uncertain Tax Position

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years ended on December 31, 2019 through 2023 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

17 - EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended June 30, 2024, 2023 and 2022:

	For the Years Ended June 30,
	2024	2023	2022
Loss from continuing operations per share
Numerator:
Net loss attributable to the Company	$(81,854,633)	$(6,253,518)	$(12,814,988)
Accretion of convertible redeemable preferred shares	—	(2,001,777)	(3,865,430)
Net loss attributable to ordinary shareholders – basic and diluted	$(81,854,633)	$(8,255,295)	$(16,680,418)
Denominator:
Weighted average ordinary shares outstanding – basic and diluted (1)(2)(3)	19,255,424	14,926,857	6,881,268
Loss per share – basic and diluted	$(4.25)	$(0.55)	$(2.40)

Earnings (loss) from discontinued operations per share
Numerator:
Income from discontinued operations attributable to the Company	$—	$520,000	$—
Income from discontinued operations attributable to ordinary shareholders – basic and diluted	$—	$520,000	$—
Denominator:
Weighted average ordinary shares outstanding – basic and diluted(1)(2)(3)	—	14,926,857	—
Earnings per share – basic and diluted	$—	$0.03	$—

(1)	After giving retrospective effects of recapitalization due to reverse acquisition effective December 23, 2022 and the 1-for-5 reverse stock split effective on May 30, 2024.

(2)	The basic weighted average ordinary share outstanding also includes share warrants to subscribe for 17,964,879 Class A ordinary shares (3,592,980 shares post 1-for-5 reverse stock split) as the share warrants accord the holders with all rights and obligations attached to the Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as shareholders of the Company.

(3)	According to the M&A, Class A and Class B ordinary shares shall rank pari passu and have the same rights, preferences, privileges and restrictions, except for the voting rights, where each share of Class B ordinary shares shall have 15 votes and each share of Class A ordinary shares shall have one vote, and the conversion rights, where each share of Class B ordinary shares shall be convertible into one share of Class A ordinary shares, whereas Class A ordinary shares are not convertible into Class B ordinary shares. As such, the weighted average ordinary shares outstanding represents the combined number of Class A and Class B ordinary shares.

Basic and diluted earnings (loss) per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding convertible redeemable preferred shares, share options and RSUs were excluded from the computation of diluted earnings (loss) per share for years ended June 30, 2024, 2023 and 2022, as their effects would be anti-dilutive during the respective year.

18 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 9.

The total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office as of June 30, 2024 are payable as follows:

Lease Commitment
Within 1 year	14,007
1-2 years	2,147
Total	16,154

From time to time, the Company may be involved in various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2024 and 2023 except for the guarantee the Company provided to Nanjing Baishi Cloud Technology Co., Ltd. (“Nanjing Baishi Cloud”), also see Note 19.

19 - RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Gangjiang Li	Principle Shareholder
Beijing Huatu Hongyang Education & Culture Co., Ltd. (“Beijing Huatu”)	As a shareholder of the Company, Beijing Huatu was a related party before December 31, 2022 and no longer a related party afterwards as its ownership interest in the Company has decreased below 5% and the Company does not believe it is able to exert significant influence on the Company’s operation
Shanghai Saimeite Software Technology Co., Ltd. (“Shanghai Saimeite”)	Controlled by Gangjiang Li
Suzhou Semitech Technology Co., Ltd. (“Suzhou Saimeite”)	Controlled by Gangjiang Li
Jinan Zhongshi Huiyun Technology Co., Ltd. (formerly known as “Jinan Huiyun Quantum Technology Co., Ltd.”) (“Jinan Zhongshi Huiyun”)	46.01% controlled by Gangjiang Li and 1.36% controlled by Yi Ma
Nanjing Guosheng Huaxing Technology Co., Ltd. (“Nanjing Guosheng Huaxing”)	26.32%controlled by Gangjiang Li and 13.43% controlled by Yi Ma
Shenzhen Zhixie Yunbi Technology Co., Ltd. (“Shenzhen Zhixie Yunbi”)	Controlled by Gangjiang Li
Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	Over which BaiJiaYun VIE owns 15% equity interest before June 2023, and 100% equity interest afterwards, resulting Wuhan Qiyunshilian ceased to be a related party of the Company afterwards
Nanjing Jiashilian Venture Capital Center (Limited Partnership) (“Nanjing Jiashilian VC”)	Controlled by Gangjiang Li
Beijing Xinda Kechuang Technology Co., Ltd. (“Beijing Xinda Kechuang”)	Controlled by Gangjiang Li
Bejing Guosheng Huaxing Technology Co., Ltd. (“Beijing Guosheng Huaxing”)	Controlled by Gangjiang Li
Beijing Zhongshi Huiyun Technology Co., Ltd. (“Beijing Zhongshi Huiyun”)	Controlled by Gangjiang Li

2) Transactions with related parties

During the years ended June 30, 2024, 2023 and 2022, the transactions with related parties were as follows:

Sales to related parties

	For the Years Ended June 30,
	2024	2023	2022
Beijing Huatu*	$—	$512,699	$1,485,054
Shanghai Saimeite	—	—	79,694
Jinan Zhongshi Huiyun	—	2,378,357	—
Nanjing Guosheng Huaxing	5,868	2,072,100	—
Suzhou Saimeite	—	12,610	—
	$5,868	$4,975,766	$1,564,748

*	Upon the consummation of the Merger, Beijing Huatu was no longer regarded as a related party, as the shareholding of Huatu Hong Yang International Limited in our company decreased to below 5% on a fully-diluted basis.

Purchase from related parties

	For the Years Ended June 30,
	2024	2023	2022
Nanjing Guosheng Huaxing	$65,199	$35,131	$—
Jinan Zhongshi Huiyun	(7,537)	413,686	3,345
Shenzhen Zhixie Yunbi	—	445	—
	$57,663	$449,262	$3,345

Sale and exchange of investment with related parties

In June 2023, the Company entered into an agreement to sell 15% of the equity interest in Hongxin Wanda to Gangjiang Li for an aggregate consideration of RMB88.0 million (approximately $12.1 million) in cash. Meanwhile, the Company entered into an agreement to transfer another 15% of the equity interest in Hongxin Wanda to Shanghai Jiani Jiarui in exchange for 175,900,000 fund shares in Saimeite Deqing held by Shanghai Jiani Jiarui. The two sale transactions were not comsumarated as of June 30, 2024. See Note 10.

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

		Maximum
	Carrying	exposure to
	Amount	loss
Guarantee provided by the Company to Nanjing Baishi Cloud	$—	$6,343,690

In June 2023, Mr. Gangjiang Li provided guarantee with maximum guaranteed amount of RMB30.0 million (approximately $4.1) on a credit line agreement entered into between BaiJia Cloud Technology and China Merchants Bank. The term of the guarantee is from June 29, 2023 to June 28, 2024.

As of June 30, 2024 and 2023, the balances with related parties were as follows:

	June 30,	June 30,
	2024	2023
Accounts receivable - related parties
Jinan Zhongshi Huiyun	$—	$629,652
	$—	$629,652

Prepayments - related parties
Nanjing Guosheng Huaxing	$64,908	$—
	$64,908	$—

Accounts payable - related parties
Jinan Zhongshi Huiyun	$—	$70,562
Shenzhen Zhixie Yunbi	—	427
	$—	$70,989

Due to related parties
Beijing Guosheng Huaxing	$49,538	$—
Jinan Zhongshi Huiyun	—	33,098
Nanjing Guosheng Huaxing	—	24,823
Beijing Zhongshi Huiyun	66,050	—
Total	$115,588	$57,921

20 - SUBSEQUENT EVENTS

No subsequent event which had a material impact on the Company was identified through the date of issuance of the consolidated financial statements.

21 - PARENT ONLY FINANCIAL STATEMENTS

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in the Company’s subsidiaries, VIEs and VIEs’ subsidiaries. For the parent company, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIEs and VIEs’ subsidiaries” and the subsidiaries profit as “Loss from investment in subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive Income (loss).

Condensed balance sheets of the parent company

	As of June 30,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$1,398,720	$—
Prepaid expenses and other current assets, net	—	—
Total current assets	1,398,720	—

Investments in subsidiaries, VIEs and VIEs’ subsidiaries	9,686,396	54,925,945
Due from subsidiaries, VIEs and VIEs’ subsidiaries	16,200,789	14,897,377
Other non-current assets, net	—	19,700,000
Total non-current assets	25,887,185	89,523,322
Total assets	$27,285,905	$89,523,322

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Due to subsidiaries, VIEs and VIEs’ subsidiaries	$1,981,816	$810,362
Total current liabilities	1,981,816	810,362
Total non-current liabilities	—	—
Total liabilities	1,981,816	810,362

Shareholders’ equity
Class A ordinary shares $0.0001 per share; 400,000,000 shares authorized, 13,297,734 and 10,019,844 shares issued and outstanding as of June 30, 2024 and 2023, respectively) (1)(2)	1,330	1,002

Class B ordinary shares (par value $$0.0001 per share; 460,000,000 shares authorized, 5,957,690 and 9,235,580 shares issued and outstanding as of June 30, 2024 and 2023, respectively) (1)(2)	596	924

Additional paid-in capital	133,091,187	116,398,052
Statutory reserve	1,117,828	1,117,828
Accumulated deficit	(106,197,907)	(24,343,274)
Accumulated other comprehensive loss	(2,708,945)	(4,461,572)
Total shareholders’ equity attributable to controlling interest	25,304,089	88,712,960
Total liabilities, mezzanine equity and shareholders’ equity	$27,285,905	$89,523,322

(1)	After giving retrospective effects of recapitalization on equity due to reverse acquisition effective December 23, 2022. See Note 4.

(2)	Retrospectively restated for the 1-for-5 reverse stock split effective on May 30, 2024 and change in capital structure on September 27, 2024.

Condensed statement of comprehensive loss

	For the year ended June 30,
	2024	2023
Operating expenses
General and administrative expenses	$(21,109,992)	$(11,341,062)
Total operating expenses	(21,109,992)	(11,341,062)
Loss from operations	(21,109,992)	(11,341,062)

Gain (loss) from investment in subsidiaries	(60,744,641)	5,607,544
Net loss from continuing operations attributable to controlling interest	(81,854,633)	(5,733,518)
Net income from discontinued operations attributable to controlling interest	—	520,000
Net loss from continuing operations attributable to ordinary shareholders	(81,854,633)	(5,733,518)
Net income from discontinued operations attributable to ordinary shareholders	—	520,000

Net loss	(81,854,633)	(5,213,518)
Other comprehensive income (loss)
Foreign currency translation adjustments	1,752,627	(4,461,572)
Total comprehensive loss	(80,102,006)	(9,675,090)
Comprehensive loss attributable to ordinary shareholders	$(80,102,006)	$(9,675,090)

Condensed statement of cash flows

	For the year ended June 30,
	2024	2023
Net cash used in operating activities	$(1,354,873)	$—
Net cash used in investing activities	$—	$—
Net cash provided by financing activities	$2,753,593	$—
Net increase in cash, cash equivalents and restricted cash	$1,398,720	$—
Cash, cash equivalents and restricted cash at beginning of the year	$—	$—
Cash, cash equivalents and restricted cash at end of the year	$1,398,720	$—