Form 20-F
period 2025-06-30
Baijiayun Group Ltd
filed 2025-10-29
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Class A ordinary shares, par value US$0.002 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2025, there were (1) 1,647,683 ordinary shares, par value US$0.002 per share of Baijiayun Group Ltd, including 1,170,149 Class A ordinary shares and 297,885 Class B ordinary shares, par value of US$0.002 per share, and (2) 179,649 warrants to purchase 179,649 Class A ordinary shares, in each case issued and outstanding.

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

INTRODUCTION

Conventions that apply to this annual report on Form 20-F

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

●	“BaiJiaYun Group” means BaiJiaYun Group Co., Ltd., a PRC limited liability company.

●	“Baijia Cloud Technology” means Baijia Cloud Technology Co., Ltd., a PRC limited liability company.

●	“Beijing WFOE” means Beijing Baishilian Technology Co., Ltd., a PRC limited liability company.

●	“BOPET film business” means the manufacture and distribution of BOPET (biaxially-oriented polyethylene terephthalate) film principally engaged by Fuwei.

●	“BJY” means BaiJiaYun Limited, a Cayman Islands exempted company with limited liability and the wholly-owned subsidiary of Baijiayun Group Ltd.

●	“CAC” means the Cyberspace Administration of China.

●	“Capital Reorganization” means the capital reduction and the change of authorized share capital as approved by our shareholders on May 29, 2024.

●	“China” or “PRC” means the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau.

●	“Class A ordinary share” means a Class A ordinary share in the capital of our company, with a par value of US$0.002 per share.

●	“Class B ordinary share” means a Class B ordinary share in the capital of our company, with a par value of US$0.002 per share.

●	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

●	“CSRC” means the Chinese Securities Regulatory Commission.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

●	“fiscal year” means the period from July 1 of the previous calendar year to June 30 of the concerned calendar year.

●	“Fuwei” means Fuwei Films (Holdings) Co., Ltd., the former name of our company prior the consummation of the Merger.

●	“GAAP” means United States generally accepted accounting principles.

●	“HFCAA” means the Holding Foreign Companies Accountable Act.

●	“IRS” means the U.S. Internal Revenue Service.

●	“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

●	“Merger” means the transaction pursuant to an agreement and plan of merger, dated as of July 18, 2022 (the “Merger Agreement”), by and between Fuwei and BJY, pursuant to which a wholly-owned subsidiary of Fuwei (“Merger Sub”) was merged with and into BJY, with BJY being the surviving entity and a wholly-owned subsidiary of Fuwei. Shareholders of BJY exchanged all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei in a transaction exempt from the registration requirements under the Securities Act.

●	“MIIT” means the Ministry of Industry and Information Technology of the PRC.

●	“MOFCOM” means the Ministry of Commerce of the PRC.

●	“ordinary shares” means, collectively, our Class A ordinary shares and Class B ordinary shares.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“RMB” or “Renminbi” means the legal currency of China.

●	“video-centric technology solution business” means Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions and cloud and software related solutions and enterprise AI and system solutions offered by BJY, which is expected to be our principal business after the Merger.

●	“SAFE” means the State Administration of Foreign Exchange of the PRC.

●	“SAIC” means the State Administration for Industry and Commerce of the PRC.

●	“SAT” means the State Administration of Taxation of the PRC.

●	“SCNPC” means the Standing Committee of the National People’s Congress of the PRC.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

●	“2024 Share Consolidation” means the five-to-one share consolidation, effective on May 30, 2024, whereby every five then issued and outstanding class A ordinary shares were consolidated into one class A ordinary share, par value US$2.59504 per share and every five then issued and outstanding class B ordinary shares were consolidated into one class B ordinary share, par value US$2.59504 per share. Following the Capital Reorganization, the par value per share was changed to US$0.0001.

●	“2025 Share Consolidation” means the 20-to-one share consolidation, effective on May 13, 2025, whereby every 20 then issued and outstanding class A ordinary shares were consolidated into one Class A ordinary share, par value US$0.002 per share and every 20 then issued and outstanding class B ordinary shares were consolidated into one Class B ordinary share, par value US$0.002 per share.

●	“U.S. GAAP” means United States generally accepted accounting principles.

●	“US$” or “U.S. dollars” means the legal currency of the United States of America.

●	“variable interest entities” or “VIEs” means entities that Baijiayun Group Ltd consolidates through contractual arrangements, including BaiJiaYun Group and Baijia Cloud Technology.

●	“we,” “us,” “our company” and “our” mean Baijiayun Group Ltd, a Cayman Islands exempted company with limited liability (formerly known as Fuwei Films (Holdings) Co., Ltd.), and its subsidiaries, the VIEs and their respective subsidiaries.

●	“WFOEs” means our wholly foreign-invested enterprises in China, including Beijing WFOE, Zhejiang WFOE, Shenzhen Baishilian Technology Co., Ltd., Nanning Baishilian Information Technology Co., Ltd., and Nanjing Baishilian Technology Co., Ltd.

●	“Zhejiang WFOE” means Zhejiang Baijiashilian Technology Co., Ltd., a PRC limited liability company.

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

The Merger was accounted for as a “reverse takeover,” with BJY being treated as the accounting acquiror and Fuwei as the accounting acquiree. As such, the historical financial statements prior to the consummation of the Merger, including the audited consolidated statements of operations and comprehensive income (loss), changes in shareholders’ deficit and cash flows for the 2021 and 2022 fiscal years, and the consolidated balance sheets as of June 30, 2022, relate to BJY. This annual report on Form 20-F also includes the audited consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for the 2025 fiscal year, and the consolidated balance sheets as of June 30, 2025 of our company. The reporting currency is U.S. dollars.

v

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

Item 3. Key Information

Implications of Being a Company with the Holding Company Structure and the VIE Structure

Baijiayun Group Ltd is a Cayman Islands holding company with no substantive operations. We have carried out our video-centric technology solution business through Zhejiang WFOE since January 2, 2023 (and through Beijing WFOE from September 7, 2021 to January 1, 2023) and its contractual arrangements, commonly known as the VIE structure, with the VIEs based in China and their shareholder, due to the PRC regulatory restrictions on direct foreign investment in internet-related services. Our shareholders hold the equity securities of Baijiayun Group Ltd, the Cayman Islands holding company, rather than the equity securities of the VIEs, through which our operations are conducted.

The VIE structure was established through a series of agreements entered into among Zhejiang WFOE, the VIEs and their shareholder, comprising exclusive technical and consulting services agreements, powers of attorney, exclusive option agreements, and equity interest pledge agreements. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements and Corporate Structure.”

The VIE structure is not equivalent of an investment in the equity interest of such entities. Neither Baijiayun Group Ltd nor our WFOEs owns any equity interests in the VIEs and their respective subsidiaries. Our contractual arrangements with the VIEs and their shareholder are not equivalent of an investment in the equity interests of the VIEs, and investors may never hold equity interests in the VIEs and their respective subsidiaries. Instead, we are regarded as the primary beneficiary of the VIEs and we consolidate the financial results of the VIEs and their respective subsidiaries under U.S. GAAP in light of the VIE structure.

The VIE structure involves unique risks to holders of our ordinary shares. It may be less effective than direct ownership in providing us with operational control over the VIEs or their respective subsidiaries, and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIEs and their shareholder could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholder of their obligations under the contracts to direct the VIEs’ activities. The shareholder of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and we are uncertain whether we can get support under the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholder through Zhejiang WFOE. As of the date of this annual report, the agreements under the contractual arrangements among Zhejiang WFOE, the VIEs and their shareholder have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, registrations or approvals, the relevant PRC regulatory authorities would have discretion to take action in dealing with such violations or failures according to PRC laws or regulations. The PRC regulatory authorities could disallow the VIE structure in the future. If our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our beneficiary interests in those operations. Our Cayman Islands holding company, our subsidiaries, the VIEs and their respective subsidiaries, and our shareholders face uncertainties with respect to future PRC laws that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company and the VIEs and their respective subsidiaries as a whole. For details, see “— D. Risk Factors — Risks Related to Our Corporate Structure.”

Revenues contributed by the VIEs accounted for substantially all of our total revenues in the 2023, 2024 and 2025 fiscal years. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, our WFOEs and the VIEs during the 2023, 2024 and 2025 fiscal years, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “—Permissions Required from the PRC Authorities for Our Operations.”

Cash and Asset Flows through Our Organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur may highly depend upon dividends paid by Zhejiang WFOE to us and service fees paid by the VIEs to Zhejiang WFOE, despite that we may obtain financing at the holding company level through other methods. For instance, if any of Zhejiang WFOE or the VIEs incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Baijiayun Group Ltd, the WFOEs and the VIEs have paid any dividends or made any distributions to the respective shareholder(s), including any U.S. investors. In the 2023, 2024 and 2025 fiscal years, the VIEs did not pay any service fees to our WFOEs under the contractual arrangements. For details, see “Item 5. Operating and Financial Review and Prospects — Financial Information Related to the VIEs.” We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of Zhejiang WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Baijiayun Group Ltd, its subsidiaries (including Zhejiang WFOE), and the VIEs. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

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

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. As of June 30, 2024 and 2025, (1) the aggregate amount of capital contribution by us to our subsidiaries in Hong Kong was US$2.0 million and US$2.0 million, respectively; and (2) the aggregate amount of capital contribution by us to the WFOEs through our subsidiaries in Hong Kong was US$3.4 million and US$3.4 million, respectively. For the 2024, 2025 fiscal years, there were no loans between the VIEs and the WFOEs, net cash transferred by the VIEs to the WFOEs, or transfer of assets within our organization. For details, see “Item 5. Operating and Financial Review and Prospects — Financial Information Related to the VIEs.”

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

The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures within three business days after the closing of such subsequent offerings. As our Class A ordinary shares had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing. Furthermore, our Class A ordinary shares had been delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “RTCJF” since Nasdaq suspended the trading of our Class A ordinary shares on May 15, 2025, which does not constitute securities offering and listing, so we do not need to file with the CSRC for the OTC trading of our shares. However, we believe we will be required to file with the CSRC within three business days after the closing of any subsequent offerings of our securities. As the Overseas Listing Trial Measures was newly published, and there may be different interpretations or explanations, we cannot assure you that we would be able to complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the Class A ordinary shares. Accordingly, the value of your investment may be materially and adversely affected or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing business in China — Recent regulatory development in China may result in the PRC government exerting more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with our capital raising activities, and, if required, we cannot assure you that we will be able to obtain such approval.”

Dividend Distribution and Taxation

As of the date of this annual report, none of Baijiayun Group Ltd, the WFOEs and the VIEs has paid any dividends or made any distributions to their shareholder, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information —Dividend Policy” for details.

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

If the PCAOB is unable to inspect and investigate completely our registered public accounting firm located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of our Class A ordinary shares to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The Class A ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Summary of Risk Factors

Risks Related to Our Business and Industry

●	We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If the market does not grow as expected, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow.

●	Our results of operations and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products.

●	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

●	If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer.

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	We have incurred, and may continue to incur, net losses.

●	Our limited operating history makes it difficult to evaluate our current business and prospects and our results of operations may fluctuate from time to time.

●	We generated a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of such major customers would result in lower revenues and could harm our business.

●	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

●	We have granted and may continue to grant share-based awards, which could lead to substantial share-based compensation expenses and significant dilutive effect to existing shareholders.

●	An occurrence of a natural disaster, widespread health epidemic or other outbreaks, such as the outbreak of COVID-19, could have a material adverse effect on our business operations.

●	We are required to obtain and maintain permits, filings and licenses to operate our business in China.

●	We may acquire or invest in or dispose of or divest from business, technologies, services, products and other assets, which may divert our management’s attention and result in the incurrence of debt or dilution to our shareholders. Such transactions may subsequently turn out to be less favorable to us than expected. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or dispositions.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficiary interests in those operations.

●	We rely on contractual arrangements with the VIEs and their shareholder to operate our business, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, results of operations and financial condition.

●	Our ability to enforce the equity interest pledge agreements among Zhejiang WFOE, the VIEs and each shareholder of the VIEs may be subject to limitations based on PRC laws and regulations.

●	The shareholder of the VIEs may have potential conflicts of interest with us, which could adversely affect our business, results of operations and financial condition.

●	Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the VIEs owe additional taxes, which could adversely affect our business, results of operations and financial condition.

Risks Related to Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless.

●	Changes in the political and economic policies of the PRC government could adversely affect our business, results of operations and financial condition, and may result in our inability to sustain our growth and expansion strategies.

●	We may be affected by the complexity and changes in PRC laws, rules and regulations, particularly of internet businesses. There is a risk that the PRC government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to continue our operations, and cause the value of our securities to significantly decline or become worthless.

●	Our contractual arrangements with the VIEs are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

●	Recent regulatory development in China may result in the PRC government exerting more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with our capital raising activities, and, if required, we cannot assure you that we will be able to obtain such approval.

●	The Class A ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Ownership of Our Class A Ordinary Shares

●	The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	Substantial future sales or perceived sales of the Class A ordinary shares in the public market could cause the price of the Class A ordinary shares to decline and depress our ability to raise funds in future offerings.

●	Our dual-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares may view as beneficial.

●	The outstanding warrants to subscribe for our Class A ordinary shares held by certain investors of BJY may not ultimately be exercised. In the event of non-exercise of such warrants, our shareholding structure may be affected and there may be a negative impact on our financial condition.

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

To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our platform empowers. For the 2023, 2024 and 2025 fiscal years, the research and development expenses were US$6.4 million, US$8.8 million and US$2.3 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our existing business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

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

We had revenues of US$82.2 million, US$59.8 million and US$42.5 million for the 2023, 2024 and 2025 fiscal years, respectively. However, there can be no assurance that our business will continue to grow, or avoid any decline in the future.

Our ability to forecast our future results of operations is limited and subject to a number of uncertainties. In particular, we cannot accurately predict customers’ usage of our products given the diversity of our customer base and the end users across industries, geographies, use cases and other factors. We consider that there are two primary risks in relation to our financial performance in the future. First, our gross profit may not grow at same rate as our revenues, continued investment and expansion into low-margin business may negatively impact our gross profit margin and growth rate. For example, the gross profit margin increased from 20.1% in the 2023 fiscal year to 21.7% in the 2024 fiscal year, and decreased slightly to 21.1% in the 2025 fiscal year. We are expanding and currently expect to continually expand into new business lines. Certain initiatives on our new business lines may be new and evolving, and may prove unsuccessful. We may not be able to successfully implement new business plans and realize all of the benefits that we expect to achieve, or it may be more costly to do so than we anticipate. Second, our profitability may be lower than expected if our strategy were to maximize short-term profitability. We intend to continuously increase research and development investment to improve the performance of our existing software and platform which may have new business breakthroughs, such as real-time communications (“RTC”). In addition, we intend to continue to invest significantly in sales and marketing efforts to explore new business lines and improve our brand image and influence. The above potential investments and expansions may not ultimately grow our business or result in long-term profitability as expected. Moreover, such increases in the cost may adversely impact our gross profit margin and growth rate. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We have incurred, and may continue to incur, net losses.

We have incurred losses in the past. We incurred net loss from continuing operations of US$7.2 million, US$83.1 million and US$18.7 million for the 2023, 2024 and 2025 fiscal years, respectively. We had net loss margin of 8.1%, 139.0% and 43.9% in the 2023, 2024 and 2025 fiscal years, respectively. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our gross margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will be able to improve gross margin or achieve profitability, and we may continue to experience losses in the future.

We had negative operating cash flow in the past. Our net cash used in operating activities was US$10.6 million, US$6.5 million and US$8.1 million in the 2023, 2024 and 2025 fiscal years, respectively. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund our operations. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to us.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. For the 2023, 2024 and 2025 fiscal year, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 42.0%, 29.2% and 47.3% of our revenues. One customer accounted for 10% or more of our revenues for the 2023, 2024 and 2025 fiscal years. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

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

We use share-based compensation to award our management members and employees, and have incurred and may continue to incur share-based compensation expenses. For the 2023, 2024 and 2025 fiscal years, we incurred US$1.5 million, US$16.7 million and US$0.6 million in share-based compensation expenses.

On October 1, 2021, the board of directors of BJY adopted an equity incentive plan and reserved 94,861 ordinary shares of BJY for issuance under share options to be granted to employees and directors of BJY in its PRC operations. The equity incentive plan stipulated that Duo Duo International Limited will be the incentive platform to hold the ordinary shares of BJY on behalf of the beneficiaries of the equity incentive plan. On October 1, 2021, pursuant to the incentive plan, options to acquire 68,165 ordinary shares of BJY were issued, with exercise price ranged from RMB0.01 to RMB1000.0 per share and varied vesting schedules, and 17,094 ordinary shares were issued as restricted stock units (“RSUs”), at a price of RMB0.01 per share. The total fair value of the issued share options and RSUs is between US$10.0 million to US$15.0 million, out of which US$11.0 million had been recognized in the 2023, 2024 and 2025 fiscal years, and the rest will be recognized over the period until calendar year 2025. The awards granted under BJY’s equity incentive plan were assumed by us following the completion of the Merger, and the rights to receive ordinary shares of BJY by the grantees of the awards were replaced by the rights to receive Class A ordinary shares. As of June 30, 2025, awards with respect to 78,425 Class A ordinary shares reserved under BJY’s equity incentive were issued, among which, awards with respect to 73,680 Class A ordinary shares had been fully vested.

On January 21, 2023, our board of directors approved the 2023 Share Incentive Plan, pursuant to which share-based awards may be granted to our employees, directors and consultants. Under the 2023 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan was initially 128,556, which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all our issued and outstanding share capital as of the first date of such calendar year. As of the date of this annual report, 119,570 Class A ordinary shares have been granted, including (1) options to purchase 48,611 Class A ordinary shares, and (2) RSUs representing 70,959 Class A ordinary shares, all of which are still outstanding as of the same date. Pursuant to the evergreen provision, starting from January 1, 2024, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2023 Share Incentive Plan is 76,850.

On April 12, 2024, our board of directors approved the 2024 Share Incentive Plan, pursuant to which share-based awards may be granted to our employees, directors and consultants. Under the 2024 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 80,000. As of the date of this annual report, 74,196 Class A ordinary shares have been granted, all of which are still outstanding as the same date.

We expect to continue to grant awards under the 2024 Share Incentive Plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. In the future, if additional share incentives are granted to our employees or directors, we will incur additional share-based compensation expenses, and our results of operations will be further adversely affected. Furthermore, the grant of share-based awards and the vesting and exercise thereof could significantly dilute existing shareholders’ ownership and materially and adversely affect the trading price of our Class A ordinary shares.

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

Our business activities mainly include offering real-time engagement products that enable interactions through audio, video or message within mobile applications, which may be regarded as value-added telecommunications services under the Catalog of Telecommunications Business (the “Catalog”), which was recently revised and promulgated on June 6, 2019. Considering the products we offer and the way our services are provided to our customers, we are of the view that our business activities fit into information services under the Catalog. We are required to obtain the value-added telecommunications business operation licenses with service scope for provision of information services (the “IS license”). BaiJiaYun Group, Nanjing BaiJiaYun and Guizhou Baijia Cloud Technology Co., Ltd. have obtained the IS licenses. However, the video cloud industry is still at a nascent stage of development and the laws and regulations regarding licenses for value-added telecommunications services in the PRC are continuously evolving. Though the above licenses have already been obtained to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to our business as promulgated and amended from time to time.

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

We rely on contractual arrangements with the VIEs and the shareholder of the VIEs to operate our business in the PRC. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. If the VIEs or the shareholder of the VIEs fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect, and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law, which may not always be effective. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangements or ownership by the record holder of the equity interest. In addition, though we have entered into equity interest pledge agreements with the shareholder of the VIEs, our remedies under the equity interest pledge agreements are primarily intended to help us collect debts owed to us by the VIEs or the shareholder of the VIEs under the contractual arrangements and may not help us in acquiring the assets or equity of the VIEs.

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

Pursuant to the equity interest pledge agreements among Zhejiang WFOE, the VIEs and each shareholder of the VIEs, such shareholder pledges all of his or her equity interests in the VIEs to Zhejiang WFOE to secure the performance by the VIEs and their shareholder of their obligations under the applicable contractual agreements.

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

The shareholder of the VIEs may have potential conflicts of interest with us, which could adversely affect our business, results of operations and financial condition.

The interests of the shareholder of the VIEs in their capacities as such shareholders may differ from our interests as a whole. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in our best interests, or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the VIEs to breach or refuse to renew the existing contractual arrangements with us, which would have a material adverse effect on our ability to effectively control the VIEs and their respective subsidiaries and receive economic benefits from them.

Currently, we do not have arrangements to address potential conflicts of interest between the shareholder of the VIEs and our company. We, however, could, at all times, exercise the option under the exclusive option agreements to cause the shareholder of the VIEs to transfer all of their equity ownership in the VIEs to our wholly-owned subsidiaries or an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs as provided under the powers of attorney, directly appoint new directors of the VIEs. We rely on the shareholder of the VIEs to comply with PRC laws and regulations, which provide that directors and executive officers owe a duty of loyalty to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and with the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to the best interests of the company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholder of the VIEs, we may have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the VIEs owe additional taxes, which could adversely affect our business, results of operations and financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law (the “EIT Law”) requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Zhejiang WFOE, the VIEs and the shareholder of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment, which could increase their PRC tax liabilities and its overall tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Zhejiang WFOE or the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if Zhejiang WFOE requests the shareholder of the VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Zhejiang WFOE and the VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of Zhejiang WFOE and VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIEs hold substantially all of our assets in China. Under the contractual arrangements, the VIEs may not and the shareholder of the VIEs may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholder of the VIEs breach these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities or otherwise benefit from the assets held by the VIEs, which could adversely affect our business, results of operations and financial condition. If the VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, results of operations and financial condition.

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

Our PRC counsel, Zhong Lun Law Firm, has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval under the M&A Rules is not required for the listing our securities on Nasdaq or the quoting our securities on OTC, given that: (1) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules, (2) the WFOEs were incorporated as wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (3) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of acquisition transaction subject to the M&A Rules.

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

As our Class A ordinary shares had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing. Furthermore, our Class A ordinary shares had been delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “RTCJF” since Nasdaq suspended the trading of our Class A ordinary shares on May 15, 2025, which does not constitute securities offering and listing, so we do not need to file with the CSRC for the OTC trading of our shares. However, we believe we will be required to file with the CSRC within three business days after the closing of any subsequent offerings of our securities. We cannot assure you that we would be able to complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the Class A ordinary shares. Accordingly, the value of your investment may be materially and adversely affected or become worthless.

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

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors outside of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely our registered public accounting firm, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA and relevant regulations, our Class A ordinary shares will not be permitted for trading over the counter. If our Class A ordinary shares are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Class A ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Class A ordinary shares could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Under PRC tax laws and regulations, some of our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, the modified EIT Law and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state” (the “HNTEs”), to enjoy a reduced enterprise tax rate of 15%. Baijia Cloud Technology Co., Ltd., Wuhan Baijia Cloud Technology Co., Ltd. (“Wuhan BaiJiaYun”) and Wuhan Qiyun Shilian Technology Co., Ltd. are qualified as HNTEs. We disposed of 100% equity interest of Wuhan BaiJiaYun in September 2022, and subsequently acquired 100% equity interest of Wuhan BaiJiaYun (currently known as Wuhan Xinwanlian Technology Co., Ltd.) in July 2023. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of our PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of our products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to relevant rules including the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance (the “MOF”) and the SAT on October 13, 2011, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, the Notice on Increasing the Proportion of Weighted Pre-tax Deduction for R&D Expenses issued by the MOF, the SAT and the Ministry of Science and Technology on September 20, 2018, and the Announcement on Enterprise Income Tax Policies for Promoting the High-Quality Development of Integrated Circuit and Software Industries issued by the MOF, the SAT, the National Development and Reform Commission (the “NDRC”) and the MIIT on December 11, 2020. In the event the preferential tax treatment for our PRC subsidiaries are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, we will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect.

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

Substantial future sales of the Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the Class A ordinary shares to decline, which could in turn depress our ability to raise funds in future offerings. As of the date of this annual report, our issued and outstanding securities consist of: (1) 1,203,094 Class A ordinary shares; (2) 297,885 Class B ordinary shares; and (3) warrants to subscribe for 179,649 Class A ordinary shares in lieu of shares issuable to certain shareholders of BJY upon the completion of the Merger as the required filings for overseas direct investment to relevant PRC government authorities (the “ODI filings”) had not been completed. Assuming all of the warrants to subscribe for our Class A ordinary shares have been exercised, our issued and outstanding securities consist of: (1) 1,382,743 Class A ordinary shares; and (2) 297,885 Class B ordinary shares.

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

As of the date of this annual report, Mr. Gangjiang Li beneficially owns 10,000 Class A ordinary shares and 270,559 Class B ordinary shares, which account for an aggregate of 69.5% of the voting power represented by all our issued and outstanding ordinary shares, and Nuan Nuan Ltd beneficially owns 9,091 Class A ordinary shares and 27,326 Class B ordinary shares, which account for an aggregate of 7.2% of the voting power represented by all our issued and outstanding ordinary shares. Mr. Gangjiang Li and Mr. Yi Ma, and their respective holding companies, are parties to an acting-in-concert agreement, pursuant to which the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation such matters, a decision that is made by Mr. Gangjiang Li, or Jia Jia BaiJiaYun Ltd, shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. As a result, Jia Jia BaiJiaYun Ltd and Nuan Nuan Ltd, as holders of the Class B ordinary shares, will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions.

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

As of the date of this annual report, there are outstanding warrants held by some of BJY’s investors to subscribe for Class A ordinary shares, representing approximately 29.6% of our issued and outstanding ordinary shares on a fully-diluted basis, that are exercisable by their respective holders subject to certain conditions including the completion of the ODI filings under the PRC laws, which is a prerequisite procedure for Chinese entities to make investment overseas. These warrants were assumed by us as a result of the Merger and the Transactions, pursuant to which certain warrants issued to BJY investors in connection with the automatic conversion of the preferred shares issued by BJY to its investors before the Merger were converted into warrants to subscribe for certain number of our Class A ordinary shares based on the conversion ratio as defined in the Merger Agreement. The warrants accord the holders with all rights and obligations attached to our Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as our shareholders.

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

Our taxable year for U.S. federal income tax purposes is same as our fiscal year, which changed from a December 31 year-end to a June 30 year-end in connection with the Merger. We have not performed a definitive analysis as to our PFIC status for the taxable year ended June 30, 2023, including whether we would qualify for the “change of business exception.” Assuming we are treated as the owners of the VIEs and their respective subsidiaries, and based on the composition and characterization of our assets and income, we believe it is reasonable to take a position that we were not classified as a PFIC for the taxable year ended June 30, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge our determination or the classification of our income or our assets in this regard, or that we will not be classified as a PFIC for the current taxable year or future taxable years. In particular, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Class A ordinary shares, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending June 30, 2025 and future taxable years if the market price of our Class A ordinary shares does not increase or continues to decline and/or we do not invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Further, if it were determined, however, that we are not the owner of the VIEs or their respective subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC in any particular year. Because of these uncertainties and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we were not classified as a PFIC for our taxable year ended June 30, 2025, or that we will not be classified as a PFIC for the current taxable year or in future taxable years.

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

As a Cayman Islands exempted company with limited liability previously listed on Nasdaq, we were subject to the Nasdaq Listing Rules for corporate governance listing standards. However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Listing Rules and we are permitted to follow home country practice in respect of certain corporate governance matters. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on Nasdaq. For example, we do not (1) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (2) have an audit committee be composed of at least three members; (3) have the majority of board of directors consisting of independent directors; or (4) obtain shareholders’ approval for issuance of securities in certain situations. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Listing Rules applicable to U.S. domestic issuers. On August 8, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “RTCJF” since Nasdaq suspended the trading of our Class A ordinary shares on May 15, 2025.

The delisting of our Class A ordinary shares from Nasdaq may continue to have a material adverse effect on the trading and price of our Class A ordinary shares, and we cannot assure you that our Class A ordinary shares will be relisted on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.

On March 14, 2025, we received a notice from Nasdaq indicating that the company was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) and our Class A ordinary shares would be subject to delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv). We requested a hearing before the Nasdaq Hearings Panel, and such hearing was held on April 24, 2025.

On May 12, 2025, Nasdaq notified us that the Nasdaq Hearings Panel has determined to deny our request to continue listing of our Class A ordinary shares.

On August 8, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “RTCJF” since Nasdaq suspended the trading of our Class A ordinary shares on May 15, 2025.

The OTC market is a significantly more limited market than Nasdaq. The quotation of our Class A ordinary shares on the OTC market has had and may continue to have a material adverse effect on us by resulting in a less liquid market available for existing and potential stockholders to trade our Class A ordinary shares, depressing the trading price of our Class A ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2025, using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is not permitted to conclude that the company’s internal control over financial reporting is effective if there are one or more material weaknesses in the company’s internal control over financing reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

In the course of preparing and auditing our consolidated financial statements as of and for the fiscal year ended June 30, 2025, our management has concluded that our internal control over financial reporting was effective as of June 30, 2025. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, it may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

We have identified in the past, and may in the future identity, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports. We cannot assure you that we will be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential removing from OTC, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

The Merger and certain additional related proposals were approved by Fuwei’s shareholders at an extraordinary general meeting held on September 24, 2022. Among such proposals, our company’s name was changed from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd.” The Merger and the related transactions were consummated on December 23, 2022. Our Class A ordinary shares continue to be listed on Nasdaq and our ticker was changed from “FFHL” to “RTC.” Upon the completion of the Merger, a total of 1,647,683 ordinary shares, consisting of 1,170,149 Class A ordinary shares and 297,885 Class B ordinary shares, were issued to BJY’s shareholders based on the conversation ratio that each share of BJY received 0.7807324 ordinary shares of Fuwei. In addition, warrants to subscribe for 179,649 Class A ordinary shares were issued to certain shareholders of BJY in lieu of shares issuable upon the completion of the Merger as the required ODI filings had not been completed. The warrants accord the holders with all rights and obligations attached to our Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as our shareholders.

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

Other Corporate Events

At the general meeting held on May 29, 2024, our shareholders approved the 2024 Share Consolidation, which became effective on May 30, 2024. Upon the effective time of the 2024 Share Consolidation, every five Class A ordinary shares of par value US$0.519008 each were consolidated into one Class A ordinary share of par value US$2.59504 each, and every five Class B ordinary shares of par value US$0.519008 each were consolidated into one Class B ordinary share of par value US$2.59504 each. Following the 2024 Share Consolidation, our authorized share capital was US$2,231,734,400 divided into 860,000,000 ordinary shares of par value US$2.59504 each, comprising 400,000,000 Class A ordinary shares and 460,000,000 Class B ordinary shares. The 2024 Share Consolidation became effective in Cayman Islands on May 30, 2024, and post-Share Consolidation Class A ordinary shares began trading on Nasdaq on June 10, 2024.

At the general meeting held on May 29, 2024, our shareholders also approved the capital reduction (the “Capital Reduction”) and the change of authorized share capital (collectively, the “Capital Reorganization”), subject to and conditional upon the Capital Reduction being granted by the Grand Court of the Cayman Islands confirming the Capital Reduction and registration by the Registrar of Companies of the Cayman Islands of the relevant court order and shareholder minutes confirming the Capital Reduction. The Capital Reorganization became effective on September 27, 2024. Following the effectiveness of the Capital Reorganization, our authorized share capital consists of US$86,000, divided into 860,000,000 ordinary shares of par value US$0.0001 each comprising 400,000,000 Class A ordinary shares of par value US$0.0001 each, and 460,000,000 Class B ordinary shares of par value US$0.0001 each.

At the said general meeting, our shareholders also approved the adoption of the fourth amended and restated memorandum of association and third amended and restated articles to, among others, reflect the Capital Reorganization. The adoption of the fourth amended and restated memorandum of association and third amended and restated articles became effective on September 27, 2024.

At the general meeting held on April 25, 2025, our shareholders approved a share consolidation of the issued and unissued class A ordinary shares of a par value of US$0.0001 each and the issued and unissued class B ordinary shares of par value of US$0.0001 each at a ratio of not less than one for five and not more than one for five hundred, with the exact ratio to be set at a whole number within the said range and the exact date to be determined by the board of directors of the Company in its sole discretion within one year after the date of passing the resolutions. On May 13, 2025, the board of directors of the Company approved the 2025 Share Consolidation with immediate effect, whereby every 20 then issued and outstanding class A ordinary shares were consolidated into one Class A ordinary share, par value US$0.002 per share and every 20 then issued and outstanding class B ordinary shares were consolidated into one Class B ordinary share, par value US$0.002 per share. Following the 2025 Share Consolidation, our authorized share capital became US$86,000 divided into 43,000,000 ordinary shares of par value of US$0.002 each in the share capital of the Company, divided into 20,000,000 Class A ordinary share of par value of US$0.002 each and 23,000,000 Class B ordinary share of par value of US$0.002 each.

Delisting from the Nasdaq

On March 14, 2025, we received a notice from Nasdaq indicating that the company was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) and our Class A ordinary shares would be subject to delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv). We requested a hearing before the Nasdaq Hearings Panel, and such hearing was held on April 24, 2025.

On May 12, 2025, Nasdaq notified us that the Nasdaq Hearings Panel has determined to deny our request to continue listing of our Class A ordinary shares.

On August 8, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “RTCJF” since Nasdaq suspended the trading of our Class A ordinary shares on May 15, 2025.

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

Our “PaaS standardization + SaaS scenario-oriented” business layout is the driver of our business. As of June 30, 2025, we had a total of 3,746 customers, representing an increase of approximately 11.8% compared with the number of customers as of June 30, 2024.

During the 2023 fiscal year, the total number of user visits of our live streaming large-class courses was over 56.5 million, the total duration of such live streaming courses exceeded 2.8 million hours, and the cumulative viewing time of such live streaming courses was over 55.8 million hours. During the 2024 fiscal year, the total number of user visits of our live streaming large-class courses was over 54.3 million, the total duration of such live streaming courses exceeded 2.2 million hours, and the cumulative viewing time of such live streaming courses was over 50.8 million hours. During the 2025 fiscal year, the total number of user visits of our live streaming large-class courses was over 70.7 million, the total duration of such live streaming courses exceeded 2.1 million hours, and the cumulative viewing time of such live streaming courses was over 62.5 million hours.

Since our establishment, our cumulative VoD duration has reached over 820.4 million hours.During the 2023 fiscal year, the number of total VoD user visits was approximately 605.7 million, and the total VoD duration was approximately 216.0 million hours, representing a year-on-year increase of approximately 97.1%. During the 2024 fiscal year, the number of total VoD user visits was approximately 991.8 million, and the total VoD duration was approximately 357.3 million hours. During the 2025 fiscal year, the number of total VoD user visits was approximately 1,235.6 million, and the total VoD duration was approximately 476.8 million hours. Our services cover a wide range of industries, such as internet, education, automotive, finance, health care and e-commerce.

As of June 30, 2025, we maintained branches, research and development centers and offices in more than a dozen cities in China, with a total of 184 employees, including complete product design, testing, and R&D teams that support the rapid update iterations of our products.

We had revenues of US$82.2 million, US$59.8 million and US$42.5 million for the 2023, 2024 and 2025 fiscal years, respectively. We incurred net loss from continuing operations of US$7.2 million, US$83.1 million and US$18.7 million for the 2023, 2024 and 2025 fiscal years, respectively.

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

We offer our live streaming solution primarily on a SaaS basis for a combination of subscription and usage. In the 2023, 2024 and 2025 fiscal years, we had 1,506, 1,319 and 1,261 customers for SaaS-based live streaming solution, respectively. In addition, while we have developed our live streaming solution to overcome hardware compatibility issues, we also supplement certain of our video-centric SaaS/PaaS solutions with hardware manufactured by third parties, such as video camera, server, projector, and coding and decoding machines for audio and video signal, to further ensure the quality and reliability of video transmission.

VoD solution

Leveraging our reliable cloud-native infrastructure and industry-leading video capability, we offer an intuitive cloud-based VoD solution which enables customers to conveniently launch their own online video player. As a provider of a VoD solution that we believe is trusted by our customers, we have supported approximately 4.3 billion users’ visits for 1.3 billion hours in cumulative playtime since our inception. We enable convenient upload function that supports batch upload, large file upload and breakpoint resume upload. Similar to the live streaming solution, our VoD solution can transcode video files into different formats so that they can be played on different devices. For example, to accommodate mobile users, our VoD solution allows developers to integrate video features through quick and easy steps with iOS and Android-based SDKs and APIs. Our VoD solution is also compatible with major social media platforms in China, such as WeChat and Weibo, which enables customers to promote their video content by sharing the content to or forward the content on these platforms. We also offer video embedding function for those who want to incorporate video content into a WeChat official account or an H5 webpage to reach a wider audience.

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

We offer our VoD solution primarily on a SaaS basis for a combination of subscription and usage. In the 2023, 2024 and 2025 fiscal years, we had over 606 million, 991 million and 1,236 million customers’ visits for SaaS-based VoD solution, respectively.

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

We also enable online live courses in various settings, which we believe fundamentally differentiate us from our competitors. For example, we enable 1-on-1 online classes that provide exclusive and immersive learning experiences mimicking in-person tutoring, which is especially useful for scenarios such as oral language training and mock interviews. We use methods including private link, QR code and invitation code to ensure authorized access to designated courses. Leveraging our reliable network infrastructure, we enable large-scale interactive online courses that can support thousands of participants in one session. With the self-developed video technology, students can “raise their hands” at class to interact with teachers through real-time video or audio chat, and teachers can use interactive tools such as screen sharing and whiteboarding to illustrate a topic in all dimensions. We believe this capability enables our customers to deliver rich learning experiences in a large scale with low latency, and further helps them to save teaching costs and improve operation efficiency. In the 2022, 2023 and 2025 fiscal years, our large-class courses served an accumulation of over 70.1 million, 56.5 million and 54.3 million users’ visits, with over 70.6 million, 55.8 million and 50.8 million hours in cumulative live streaming time, respectively. With our robust video technology, we support concurrent, multi-way video communications such as dual-teacher online courses, where tutors are assigned to a traditional one-teacher online classroom to improve the engagement and learning effectiveness of individual students, and capacity-free open courses, where students may join or leave the courses anonymously through an open link. In addition to online course function, our live streaming capability also helps customers in user acquisition and brand building activities, as potential users may access content and market activities through open links.

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

We primarily offer our online school solution on a project basis. In the 2023, 2024 and 2025 fiscal years, we had 175, 139 and 104 customers for our online school solution, respectively.

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

Sales and Marketing

We promote our brand and market our video-centric solutions primarily through our experienced sales and marketing team, which consisted of 79, 41 and 32 personnel as of June 30, 2023, 2024 and 2025, respectively. The sales and marketing team is responsible for selling to prospective customers, renewing existing subscriptions, and identifying cross-selling opportunities. We do not engage external sales and marketing agents to acquire customers, and mainly rely on our in-house sales and marketing team, word-of-mouth referrals from existing customers, as well as our brand recognition to attract potential customers.

To market our products and solutions, we have not only established an online presence but also have actively participated in offline industry events and other events to improve our brand image and influence in the industry.

Customers and Customer Support

Our Customers

We believe that with our robust technology infrastructure and comprehensive solution offerings, we have accumulated a loyal and diversified customer base. As of June 30, 2023, 2024 and 2025, we served a total of 3,487, 3,985 and 4,431 customers, respectively. Our customers operate in a broad range of industries, including but not limited to education, finance, medical services and IT.

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

Research and Development

Since our inception, we believe we have internally developed substantially all core technologies underlying our video-centric solutions based on open-source software components. We are committed to improving our technological capabilities and attracting and cultivating technology talents to stay ahead of the rapidly involving industry trends and market demands. As of June 30, 2023, 2024 and 2025, we had a stable and dedicated research and development team of 179, 108 and 90 members, respectively, whose expertise spans a broad range of related fields, from video RTC, cloud computing, CDN infrastructure, AI and big data analytics, to operational and infrastructure maintenance. As of June 30, 2025, our research and development personnel had an average of 10 years of relevant industry experience and had been with us for an average of four years.

Intellectual Property

We depend upon a combination of trade secret, misappropriation, copyright, trademark, computer fraud and other laws; registration of patents, copyrights and trademarks; nondisclosure, noncompetition and other contractual provisions with employees; and technical measures to protect our proprietary rights in the software, trademarks and other intellectual property.

As of June 30, 2025, we were the registered holder of 314 software copyrights, 30 patents, 43 domain names and 32 trademarks in China. In addition, we had filed 11 patent applications in China as of the same date.

Legal Proceedings

From time to time, we may become a party to legal or administrative proceedings arising in the ordinary course of our business.

In July 2025, a holder of Notes filed a summons in the Supreme Court of the State of New York, 654443/2025 (N.Y. Sup. Ct.), together with a motion for summary judgement in lieu of complaint under CPLR 3213, seeking approximately $5.0 million from Baijiayun Group Ltd. On September 19, 2025, the parties stipulated to adjourn the motion to October 16, 2025. On October 3, 2025, Baijiayun Group Ltd. filed opposition papers and a cross-motion to dismiss. On October 15, 2025, the holder filed its reply and opposition to the cross-motion. The motion was marked fully submitted on October 16, 2025, and remains pending before the court.

Since 2024, a series of arbitrations have arisen among the company and Beijing Jiufang Tailai Culture Co., Ltd. (“Jiufang Tailai”) regarding the investment in Hongxin Wanda Technology Co., Ltd. (“Hongxin Wanda”). Among these, Jiufang Tailai has filed for arbitration, requesting that the company to continue performing the investment and bear the liability for breach of contract. Meanwhile, the company has also initiated arbitration proceedings, seeking termination of the investment contract and demanding that Jiufang Tailai to return the consideration it received and its actual controller to jointly bear liability for breach of the investment contract. Currently, the arbitration cases remain pending before the arbitral tribunal. We cannot predict the timing, outcome or consequences of the arbitrations, and there is no basis to conclude at this point the relevant amount of the unpredicted outcome.

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

C. Organizational Structure.

Baijiayun Group Ltd is a Cayman Islands holding company.

The following table sets forth the Company’s major subsidiaries as of June 30, 2025

		Proportion of
Name	Place of Incorporation/ Organization	Ownership Interest
BaiJiaYun Limited (“BJY”)	Cayman Islands	100%
Baijiayun Global Ltd (“BJY Global”)	Cayman Islands	100%
Subsidiaries of BJY or BJY Global
Baijiayun AI Limited	Singapore	100%
BaiJia Cloud Limited (“BaiJiaYun HK”)	Hong Kong	100%
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	PRC	100%
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	PRC	100%
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	PRC	100%
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	PRC	100%
Zhejiang Baijiashilian Technology Co., Ltd. (“Zhejiang WFOE”)	PRC	100%

VIEs
BaiJiaYun Group Co., Ltd. (“BaiJiaYun VIE”)	PRC	100% owned through VIE agreements
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology “)	PRC	100% owned through VIE agreements

VIEs’ Subsidiaries
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	PRC	100% owned by VIE
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	PRC	100% owned by VIE
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	PRC	100% owned by VIE
Beijing Baijiayun Digital Technology Co., Ltd. (formerly known as Beijing Haoyu Xingchen Cultural Communication Co., Ltd.) (“Haoyu Xingchen”)	PRC	100% owned by VIE
Xi’an Baijiayun Information Technology Co., Ltd. (“Xi’an BaiJiaYun”)	PRC	51% owned by VIE

	Place of	Ownership
Name of Entity	Incorporation	Percentage
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	PRC	51% owned by VIE
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	PRC	100% owned by VIE
Shanghai BaiJiaYun Technology Co., Ltd. (“Shanghai BaiJiaYun”)	PRC	100% owned by VIE
Beijing Deran Technology Co., Ltd (“Beijing Deran”)	PRC	100% owned by VIE
Guangxi Hengsheng Information Technology Co., Ltd. (“Guangxi Hengsheng”)	PRC	100% owned by VIE
Guangxi Chuanghe Technology Co., Ltd. (“Guangxi Chuanghe”)	PRC	100% owned by VIE
BaiJiaYun Technology Development (Shaanxi) Co., Ltd. (“Shaanxi BaiJiaYun”)	PRC	51% owned by VIE
Beijing Baijia Yunlong Technology Co., Ltd (“Baijia Yunlong”)	PRC	100% owned by VIE
Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	PRC	100% owned by VIE
Xinjiang BaiJiaYun Technology Co., Ltd.(“Xinjiang BaiJiaYun”)	PRC	51% owned by VIE
Beijing Hydrogen Data Information Technology Co., Ltd. (“Beijing Hydrogen”)	PRC	100% owned by VIE
Zhejiang Baijiayun Technology Co., Ltd. (“Zhejiang BaiJiaYun”)	PRC	100% owned by VIE
Guangzhou BaiJiaYun Technology Co., Ltd.(“Guangzhou BaiJiaYun”)	PRC	100% owned by VIE
Wuhan Baijia Cloud Technology Co.,Ltd.(“Wuhan BaiJiaYun”)	PRC	100% owned by VIE

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

To further streamline our corporate structure and business operations, Baijia Cloud Technology, a then wholly-owned subsidiary of BaiJiaYun Group, became directly owned by the shareholders of BaiJiaYun Group. On December 29, 2023, Zhejiang WFOE entered into a series of contractual arrangements with Baijia Cloud Technology and its shareholders, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements. On July 2, 2025, BaiJiaYun Group, Zhejiang WFOE and Guangxi Yunqi Baichuan Technology Co., Ltd. entered into a series of contractual arrangements with Baijia Cloud Technology, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements. On September 10, 2025, Baijia Cloud Technology, Zhejiang WFOE and Guangxi Yunqi Baichuan Technology Co., Ltd. entered into a series of contractual arrangements with Baijia Cloud Technology, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements. Guangxi Yunqi Baichuan Technology Co., Ltd. became the new shareholder of the VIEs.

A summary of certain material terms of the currently effective contractual arrangements among Zhejiang WFOE, the VIEs and their shareholder is as follows:

●	Exclusive Technical and Consulting Services Agreement. Under the exclusive technical and consulting services agreements between Zhejiang WFOE and the VIEs, Zhejiang WFOE has the exclusive right to provide, among other things, technical support and consulting services to the VIEs. Zhejiang WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of these agreements. In addition, the VIEs irrevocably grant Zhejiang WFOE an exclusive option to purchase any or all of the assets and business of the VIEs at the lowest price permitted under PRC law.

●	Powers of Attorney. Under the powers of attorney among Zhejiang WFOE, the VIEs, and the shareholder of the VIEs, such shareholder irrevocably nominates, appoints, and constitutes Zhejiang WFOE and its successors as its attorney-in-fact to exercise any and all of its rights as a shareholder of the VIEs, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of the VIEs.

●	Exclusive Option Agreements. Under the exclusive option agreements among Zhejiang WFOE, the VIEs, and the shareholder of the VIEs, such shareholder irrevocably grants Zhejiang WFOE or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in the VIEs at the lowest price permitted under the PRC law.

●	Equity Interest Pledge Agreements. Under the equity interest pledge agreements among Zhejiang WFOE, the VIEs, and the shareholder of the VIEs, such shareholder pledges all of its equity interests in the VIEs to Zhejiang WFOE to secure the performance by the VIEs and their shareholder of their obligations under the applicable contractual agreements. If the pledger or the VIEs breach the obligations under these contractual arrangements, Zhejiang WFOE, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIEs. The shareholder of the VIEs undertake that during the term of the pledge, without the prior written consent of Zhejiang WFOE, they shall not dispose of the pledged equity interests, create, or allow any encumbrance on the pledged equity interests or increase the registered capital of the VIEs. Zhejiang WFOE also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

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

D. Property, Plants and Equipment

Our principal executive offices are located at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China. As of June 30, 2025, we leased and occupied office space with an aggregate floor area of approximately 3,158 square meters in Beijing, and maintained other leased offices and warehouse space in other cities in China totaling approximately 3,119 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms for all of our leased properties as of June 30, 2025 ranged from approximately one to three years.

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

We generated revenues of US$82.2 million, US$59.8 million and US$42.5 million for the 2023, 2024 and 2025 fiscal years, respectively. We had net loss from continuing operations of US$7.2 million, US$83.1 million and US$18.7 million for the 2023, 2024 and 2025 fiscal years, respectively.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of the total revenues, both in absolute amount and as a percentage of total revenues, for the fiscal years indicated.

	Years ended June 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	13,065,501	15.9	21,129,793	35.3	12,577,033	29.6
SMS services	17,085,803	20.8	12,894,028	21.6	11,845,128	27.8
CDN services	2,773,165	3.4	—	—	—	—
Subtotal	32,924,469	40.1	34,023,821	56.9	24,422,161	57.4
Cloud related services
Customized platform development service	10,460,478	12.7	2,685,800	4.5	1,264,003	3.0
Software license and other cloud related service	5,226,520	6.4	3,383,772	5.7	1,712,910	4.0
Subtotal	15,686,998	19.1	6,069,572	10.2	2,976,913	7.0
AI solution services	33,638,104	40.8	19,701,268	32.9	15,138,032	35.6
Total revenues	82,249,571	100.0	59,794,661	100.0	42,537,106	100.0

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

	Years ended June 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	6,384,561	9.7	13,288,679	28.4	6,116,473	18.2
SMS services	16,731,255	25.5	12,652,874	27.0	11,582,435	34.5
CDN services	2,700,946	4.1	—	—	—	—
Subtotal	25,816,762	39.3	25,941,553	55.4	17,698,908	52.7
Cloud related services
Customized platform development services	8,971,625	13.7	2,613,384	5.6	811,522	2.4
Software license and other cloud related service	1,592,925	2.4	1,088,057	2.3	203,873	0.6
Subtotal	10,564,550	16.1	3,701,441	7.9	1,015,395	3.0
AI solution services	29,312,947	44.6	17,159,367	36.7	14,858,223	44.3
Total cost of revenues	65,694,259	100.0	46,802,361	100.0	33,572,527	100.0

Gross Profit

The following table sets forth a breakdown of the gross profit and gross profit margin by service type for the fiscal years indicated.

	Years ended June 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	6,680,940	51.1	7,841,114	37.1	6,460,560	51.4
SMS services	354,548	2.1	241,154	1.9	262,693	2.2
CDN services	72,219	2.6	—	—
Subtotal	7,107,707	21.6	8,082,268	23.8	6,723,253	27.5
Cloud related services
Customized platform development services	1,488,853	14.2	72,416	2.7	452,481	35.8
Software license and other cloud related service	3,633,595	69.5	2,295,715	67.8	1,509,037	88.1
Subtotal	5,122,448	32.7	2,368,131	39.0	1,961,518	65.9
AI solution services	4,325,157	12.9	2,541,901	12.9	279,809	1.8
Total gross profit	16,555,312	20.1	12,992,300	21.7	8,964,579	21.1

Operating Expenses

The following table sets forth the operating expenses, both in absolute amount and as a percentage of our total operating expenses, for the fiscal years indicated.

	Years ended June 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
Selling and marketing expenses	5,008,429	18.3	5,928,373	9.5	2,034,499	6.8
General and administrative expenses	15,969,072	58.2	47,625,145	76.3	25,738,146	85.7
Research and development expenses	6,447,626	23.5	8,839,897	14.2	2,276,364	7.5
Total operating expenses	27,425,127	100.0	62,393,415	100.0	30,049,009	100.0

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

	Years ended June 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)

Revenues	82,249,571	100.0	59,794,661	100.0	42,537,106	100.0
Cost of revenues	(65,694,259)	(79.9)	(46,802,361)	(78.3)	(33,572,527)	(78.9)
Gross profit	16,555,312	20.1	12,992,300	21.7	8,964,579	21.1
Operating expenses
Selling and marketing expenses	(5,008,429)	(6.1)	(5,928,373)	(9.9)	(2,034,499)	(4.8)
General and administrative expenses	(15,969,072)	(19.4)	(47,625,145)	(79.6)	(25,738,146)	(60.5)
Research and development expenses	(6,447,626)	(7.8)	(8,839,897)	(14.8)	(2,276,364)	(5.4)
Total operating expenses	(27,425,127)	(33.3)	(62,393,415)	(104.3)	(30,049,009)	(70.6)
Gain on disposal of a subsidiary	402,044	0.5	—	—	4,970	0.0
Bargain purchase gain	2,626,224	3.2	—	—	—	—
Loss from operations	(7,841,547)	(9.5)	(49,401,115)	(82.6)	(21,079,460)	(49.6)
Interest income, net	37,620	—	66,263	0.1	98,052	0.2
Interest expense	(183,278)	(0.2)	(511,429)	(0.9)	(873,712)	(2.1)
Investment income	145,976	0.2	76,768	0.1	10,271	0.0
Impairment loss from long term investment	—	—	(24,005,161)	(40.1)	—	—
Impairment loss on goodwill			(10,636,358)	(17.8)	(1,415,341)	(3.3)
Other income, net	843,587	1.0	1,130,734	1.9	321,744	0.8
Loss before income taxes	(6,997,642)	(8.5)	(83,280,298)	(139.3)	(22,938,415)	(53.9)
Income tax benefit (expenses)	(221,969)	(0.3)	196,219	0.3	4,266,887	10.0
Net loss from continuing operations	(7,219,611)	(8.8)	(83,084,079)	(139.0)	(18,671,528)	(43.9)
Net income from discontinued operations, net of tax	520,000	0.7	—	—	—	—
Net loss	(6,699,611)	(8.1)	(83,084,079)	(139.0)	(18,671,528)	(43.9)

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Revenues

Total revenues were US$42.5 million in the 2025 fiscal year, representing a decrease of 28.9% from US$59.8 million in the 2024 fiscal year. The decrease in total revenues was primarily due to the combined effects of (1) a 8.1% decrease in the revenues from SMS services from US$12.9 million in the 2024 fiscal year to US$11.8 million in the 2025 fiscal year; (2) a 52.9% decrease in the revenues from customized platform development service from US$2.7 million in the 2024 fiscal year to US$1.3 million in the 2025 fiscal year; (3) a 49.4% decrease in the revenues from software license and other cloud related service from US$3.4 million in the 2024 fiscal year to US$1.7 million in the 2025 fiscal year; and (4) a 23.2% decrease in the revenues from AI solution services from US$19.7 million in the 2024 fiscal year to US$15.1 million in the 2025 fiscal year; and (5) a 40.5% decrease in revenue from real-time engagement service from US$21.1 million in the 2024 fiscal year to US$12.6 million in the 2025 fiscal year. The decreases are resulted of decreasing customer demands from these services.

Cost of Revenues

Cost of revenues was US$33.6 million in the 2025 fiscal year, representing a decrease of 28.3% from US$46.8 million in the 2024 fiscal year, primarily due to the combined effects of (1) a decrease in cost of revenue for real-time engagement services from US$13.3 million in 2024 fiscal year to US$6.1 million in 2025 fiscal year; (2) a 8.5% decrease in SMS services costs from US$12.7 million in the 2024 fiscal year to US$11.6 million in the 2025 fiscal year; (3) a 68.9% decrease in customized platform development service costs from US$2.6 million in the 2024 fiscal year to US$0.8 million in the 2025 fiscal year; (4) a 81.3% decrease in software license and other cloud related service costs from US$1.1 million in the 2024 fiscal year to US$0.2 million in the 2025 fiscal year; and (5) a 13.4% decrease in AI solution services costs from US$17.2 million in the 2024 fiscal year to US$14.9 million in the 2025 fiscal year. The decrease in cost of sales was in line with reduction in revenue from respective services.

Gross Profit

As a result of the foregoing, the gross profit decreased by 31.0% from US$13.0 million in the 2024 fiscal year to US$9.0 million in the 2025 fiscal year.

The gross profit margin decreased from 21.7% in the 2024 fiscal year to 21.1% in the 2025 fiscal year, mainly because revenue generated from AI solution services, as a percentage of total revenues, decreased from 12.9% in the 2024 fiscal year to 1.8% in 2025 fiscal year. AI solution services had higher profit margin than other services.

Operating Expenses

The total operating expenses decreased significantly from US$62.4 million in the 2024 fiscal year to US$30.0 million in the 2025 fiscal year. The operating expenses as a percentage of total revenues decreased from 104.3% in the 2024 fiscal year to 70.6% in the 2025 fiscal year as a result of overall cost reduction and efficiency improvement.

Selling and marketing expenses. The selling and marketing expenses decreased by 65.7% from US$5.9 million in the 2024 fiscal year to US$2.0 million in the 2025 fiscal year. The decrease was primarily due to (1) a decrease in human cost from US$2.8 million in the 2024 fiscal year to US$2.6 million in fiscal year 2025 as a result of workforce reduction; (2) a significant decrease in share-based compensation expenses from US$0.8 million in the 2024 fiscal year to US$50,000 in the 2025 fiscal year; and (3) a decrease in marketing and promotion expenses from US$1.6 million in the 2024 fiscal year to US$1.3 million in the 2025 fiscal year as a result of cost cutting effort.

General and administrative expenses. The general and administrative expenses decreased significantly from US$47.6 million in the 2024 fiscal year to US$25.7 million in the 2025 fiscal year. The increase was primarily due to (1) a significant decrease in share-based compensation expenses from US$13.5 million in the 2024 fiscal year to US$0.4 million in the 2025 fiscal year, and (2) a significant decrease in impairment for credit loss from US$25.1 million to US$19.4 million. As a percentage of total revenues, the general and administrative expenses decreased from 79.6% in the 2024 fiscal year to 60.5% in the 2025 fiscal year.

Research and development expenses. The research and development expenses decreased by 74.2% from US$8.8 million in the 2024 fiscal year to US$2.3 million in the 2025 fiscal year. The decrease was primarily due to a decrease of US$2.2 million in share-based compensation expenses from US$2.3million in the 2024 fiscal year to US$0.1 million in the 2025 fiscal year, and decrease of US$4.1 million in human cost from US$5.4 million to US$1.3 million. As a percentage of total revenues, the research and development expenses decreased from 14.8% in the 2024 fiscal year to 5.4% in the 2025 fiscal year.

Impairment loss on goodwill

Our impairment loss on goodwill in 2025 fiscal year was US$1.4 million compared to US$10.6 million in the 2024 fiscal year. As a result of change in customer demand, the management identified impairment indicator on goodwill. We performed qualitative assessment for the reporting unit in the 2024 and 2025 fiscal year and evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry, regulation and market considerations, overall financial performance of the reporting unit, and other specific information related to our operations, business plans and strategies and concluded that it was more likely than nor that the fair value of the reporting unit was less than its carrying amount.

Impairment loss from long-term investment

We did not record such impairment loss in the 2025 fiscal year. We recorded US$24.0 million in impairment loss for long-term investment in the 2024 fiscal year, which was mainly related to our investment in Hongxin Wanda.

Operating Loss

As a result of the foregoing, our operating loss was US$21.1 million in the 2025 fiscal year, as compared to US$49.4 million in the 2024 fiscal year. The operating loss margin (defined as operating loss divided by total revenues), increased from negative 82.6% in the 2024 fiscal year to negative 49.6% in the 2025 fiscal year.

Income Tax Benefit (Expenses)

Income tax benefit was US$4.2 million in the 2025 fiscal year, as compared to income tax benefit of US$0.2 million in the 2024 fiscal year, primarily due to net loss incurred for some entities and deferred tax assets recognized from net operating losses carried forward. Share-based compensation is not currently deductible for income tax purpose.

Net Loss from Continuing Operations

As a result of the foregoing, net loss from continuing operations was US$83.1 million in the 2024 fiscal year, as compared to net loss from continuing operations of US$18.7 million in the 2025 fiscal year.

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

B. Liquidity and Capital Resources

We have funded our operations primarily through cash generated from operations, proceeds from issuance of equity and debt securities, and loans from related parties. As of June 30, 2023, 2024 and 2025, we had cash and cash equivalents of US$11.2 million, US$8.7 million and US$8.7 million, respectively, and restricted cash of US$1.6 million, US$0.4 million and US$0.1 million, respectively. Cash and cash equivalents primarily consists of bank deposits and highly liquid investments with original maturities of less than three months, which are unrestricted as to withdrawal or use. Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes and start-up support funds supervised by government that shall exclusively be used for high-level entrepreneurial talents.

We had net loss from continuing operations of US$7.2 million, US$83.1 million and US$18.7 million for the 2023, 2024 and 2025 fiscal years, respectively. We had net cash used in operating activities from continuing operations of US10.6 million, US6.5 and US8.1 million in fiscal years of 2023, 2024, and 2025, respectively. We had net cash used in investing activities from continuing operations of nil in 2025 fiscal year and net cash provided by investing activities from continuing operations of US$1.0 million and US$5.6 million in fiscal years 2023 and 2024, respectively. Net cash provided by financing activities from continuing operations was US$7.7 million in fiscal year 2025, and net cash used in financing activities was US$1.0 million and US$4.2 respectively in fiscal year 2023 and 2024, respectively. As of June 30, 2025, we had short-term borrowings of US$9.8 million.

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

The following table sets forth a summary of the cash flows from continuing operations for the fiscal years indicated.

	Years ended June 30,
	2023	2024	2025
	(in U.S. dollars)
Net cash used in operating activities	(10,592,756)	(6,501,715)	(8,078,703)
Net cash provided by (used in) investing activities	1,038,905	5,614,675	(19,370)
Net cash (used in) provided by financing activities	(971,764)	(4,234,368)	7,696,757
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,596,656)	1,342,723	141,241
Net decrease in cash, cash equivalents and restricted cash	(12,122,271)	(3,778,685)	(260,075)
Cash, cash equivalents and restricted cash at beginning of the year	24,979,447	12,857,176	9,078,491
Cash, cash equivalents and restricted cash at end of the year	12,857,176	9,078,491	8,818,416

Operating Activities

Net cash used in operating activities from continuing operations in the 2025 fiscal year was US$8.1 million, which reflected the net loss from continuing operations of US$18.7 million, as adjusted for non-cash items of US$18.8 and the effects of changes in operating assets and liabilities and non-cash items. In the 2025 fiscal year, Adjustment for non-cash items primarily consisted of (1) share-based compensation of US$0.5 million, (2) provision of doubtful accounts of US$19.4 million, (3) deferred tax benefit of US$4.2 million, and (4) depreciation and amortization of US$0.9 million. Major items in the changes in operating assets and liabilities were (1) an increase in account receivable of US$2.0 million because some state-owned enterprises tend to pay at calendar year end, (2) an increase in inventory of US$7.8 million because sales of goods were slower than expected due to macroeconomic downturn, and (2) decrease in accrued expenses and other liabilities of US$3.1 million due to decrease in purchasing of services.

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

Investing Activities

Net cash provided by investing activities from continuing operations in the 2025 fiscal year was nil.

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

Financing Activities

Net cash provided by financing activities from continuing operations in the 2025 fiscal year was US$7.7 million, primarily due to (1) net proceeds from issuance of convertible note of US$6.6 million and (2) repayment of short-term borrowings of US$5.2 million, partially offset by proceeds from short-term borrowings of US$6.3 million.

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

The following table sets forth a summary of the cash flows from discontinued operations for the fiscal years indicated.

	Years ended June 30,
	2023	2024	2025
	(U.S. dollar in thousands)
Net cash used in operating activities	(1,909)	—	—
Net cash provided by investing activities	1,859	—	—
Net cash provided by financing activities	—	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	50	—	—
Net increase in cash, cash equivalents and restricted cash	—	—	—

Material Cash Requirement

Our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with acquisition of property and equipment such as computer equipment. We had capital expenditures of US$63,000, US$1,400 and US$19,370 in the 2023, 2024 and 2025 fiscal years, respectively.

Holding Company Structure

We are a Cayman Islands holding company without any substantive operations. We have carried out our video-centric technology solution business through Zhejiang WFOE since January 2, 2023 (and through Beijing WFOE from September 7, 2021 to January 1, 2023) and our contractual arrangements, commonly known as the VIE structure, with the VIEs based in China and their shareholder, due to the PRC regulatory restrictions on direct foreign investment in internet-related services. As a result, our ability to pay dividends or otherwise fund and conduct our business depends upon dividends paid by the PRC subsidiaries. If the existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, the wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of the subsidiaries and the VIEs and their respective subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve fund until such reserve fund reaches 50% of its registered capital. In addition, the subsidiaries and the VIEs and their respective subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. The PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Financial Information Related to the VIEs

The following tables present the financial information relating to the VIEs and their respective subsidiaries, after the elimination of intercompany balances and transactions, as of June 30, 2024 and 2025, and for the 2023, 2024 and 2025 fiscal years.

Selected Consolidated Statements of Operations and Comprehensive Loss Data

	Years ended June 30,
	2023	2024	2025
	(in U.S. dollars)
Revenues	65,061,798	58,373,260	41,903,631
Cost of revenues	(52,043,225)	(47,430,643)	(32,928,006)
Total operating expenses	(11,117,613)	(68,148,892)	(29,366,786)
Net income (loss)	3,240,890	(56,536,689)	(13,667,611)

Selected Consolidated Balance Sheets Data

	As of June 30,
	2024	2025
	(in U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents	5,433,349	1,843,717
Restricted cash	374,824	135,607
Short-term investments	4,269	—
Notes receivable	177,663	—
Accounts receivable, net	22,280,835	9,101,424
Prepayments	4,554,671	5,237,721
Prepayments - related parties	—	65,847
Inventories	4,700,910	12,565,337
Prepaid expenses and other current assets	6,302,420	7,170,159
Total current assets	43,828,941	36,119,812

Property and equipment, net	122,837	94,513
Intangible assets, net	7,720,451	8,647,574
Operating lease right of use assets	683,373	559,637
Deferred tax assets	2,964,354	6,457,739
Goodwill	1,425,485	—
Other non-current assets	317,707	449,778
Total non-current assets	13,234,207	16,209,241

Total assets	57,063,148	52,329,053

LIABILITIES
Current liabilities
Short-term borrowing	7,155,438	8,375,677
Accounts and notes payable	8,086,007	8,367,698
Accounts payable - related parties	—	198,301
Advance from customers	8,408,893	18,257,180
Income tax payable	656,635	613,017
Deferred revenue	874,524	1,286,603
Due to related parties	115,588	117,259
Operating lease liabilities, current	109,822	274,526
Accrued expenses and other liabilities	3,352,401	2,116,183
Total current liabilities	28,759,308	39,606,444

Deferred tax liabilities	593,055	494,725
Operating lease liabilities, noncurrent	503,847	303,088
Total liabilities	29,856,210	40,404,257

Selected Consolidated Statements of Cash Flows Data

	Years ended June 30,
	2023	2024	2025
	(in U.S. dollars)

Net cash used in operating activities	(8,020,601)	(17,398,963)	(4,195,152)
Net cash (used in) provided by investing activities	1,030,853	5,586,547	(22,629)
Net cash (used in) provided by financing activities	(679,867)	6,009,064	415,841

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

Contractual Obligations

The following table sets forth the contractual obligations as of June 30, 2025.

	Payments due by period
		Less than	One to	Three to	More than
	Total	one year	three years	five years	five years
	(in U.S. dollars)

Lease payments	28,059	21,044	7,015	—	—

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

For other critical accounting policies, judgments and estimates that we believe to have the most significant impact on the consolidated financial statements, please refer to Note 2 of our consolidated financial statements included in this annual report. When reviewing the financial statements, you should consider:

●	the selection of critical accounting policies,

●	the judgments and other uncertainties affecting the application of such policies, and

●	the sensitivity of reported results to changes in conditions and assumptions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Yi Ma	46	Chairman of the Board and Chief Executive Officer
Fangfei Liu	38	Chief Financial Officer
Hui Xing	56	Director
Qiong Ni	43	Director
Mingjun Cai	51	Independent Director
Beiwen Zhu	31	Independent Director

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

Ms. Hui Xing has served as our director since September 2025 and as finance manager in Ajinomoto Amino Acid（Shanghai）Co., Ltd. The company primarily focuses on the production, manufacturing, and sales of amino acid products. Ms. Xing has made significant contributions to company’s growth and has played a pivotal role in ensuring company’s sustainable management and organizational stability. Ms. Xing received her bachelor’s degree in Accounting from Shanghai University of Finance and Economics.

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

Ms. Beiwen Zhu is experienced in corporate financial reporting and management. She has served as our director since March 2025 and as the finance director at Junxin Financing Lease (Shanghai) Co., Ltd. since April 2016. Ms. Zhu obtained her bachelor’s degree in labor and social security from Shanghai Lixin University of Accounting and Finance.

Mr. Mingjun Cai has over 20 years of experience in information technology and entrepreneurial management. Mr. Cai has served as our director since March 2025 and as the chairman and chief executive officer at Beijing Touken Technology Co., Ltd. since 2018. Prior to that, he was the technology director at CCIDNET.com in 2000 and at Sohu from 2003 to 2011. Mr. Cai was the chief technology officer at Shangruitong Network Technology Co., Ltd. from 2011 to 2013. Mr. Cai was the general manager of Sohu News from 2013 to 2018. Mr. Cai obtained his bachelor’s degree in mechatronics engineering from Beijing Institute of Technology.

The business address of our directors and executive officers is 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, the PRC. No family relationship exists between any of our directors and executive officers.

B. Compensation

Compensation of Directors and Executive Officers

In the 2025 fiscal year, the aggregate cash compensation to our directors and executive officers was RMB1.3 million. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of the directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries and the VIEs are required by law to make contributions in amounts equal to certain percentages of each employee’s salary, including bonuses and allowances, for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

2023 Share Incentive Plan

On January 21, 2023, our board of directors adopted our 2023 Share Incentive Plan, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2023 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan was initially 128,556, which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all our issued and outstanding share capital as of the first date of such calendar year. As of the date of this annual report, 119,570 Class A ordinary shares have been granted, including (1) options to purchase 48,611 Class A ordinary shares, and (2) RSUs representing 70,959 Class A ordinary shares, all of which are still outstanding as of the same date. Pursuant to the evergreen provision, starting from January 1, 2024, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2023 Share Incentive Plan is 76,850.

An equity incentive trust was established pursuant to a deed dated May 22, 2023 among us, Futu Trustee Limited, as the trustee, and Baijiayun ESOP Platform Limited, as a nominee. Through such trust, our Class A ordinary shares underlying equity awards granted pursuant to our 2023 Share Incentive Plan may be provided to certain of recipients of such equity awards. As of the date of this annual report, Baijiayun ESOP Platform Limited beneficially owns 119,570 Class A ordinary shares pursuant to our 2023 Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

To the extent permitted under the 2023 Share Incentive Plan and applicable law and regulations, the trustee shall follow the instruction of our board of directors or a committee of our board consisting one or more members of the board in respect of the exercise of voting rights (if any) and powers in relation to the 119,570 Class A ordinary shares beneficially owned by Baijiayun ESOP Platform Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

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

2024 Share Incentive Plan

On April 12, 2024, our board of directors approved the 2024 Share Incentive Plan, pursuant to which share-based awards may be granted to our employees, directors and consultants. Under the 2024 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 80,000.

As of the date of this annual report, Baijiayun ESOP Platform Limited beneficially owns 74,196 Class A ordinary shares, which are reserved for issuance pursuant to our 2024 Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

To the extent permitted under the 2024 Share Incentive Plan and applicable law and regulations, the trustee shall follow the instruction of our board of directors or a committee of our board consisting one or more members of the board in respect of the exercise of voting rights (if any) and powers in relation to the 74,196 Class A ordinary shares beneficially owned by Baijiayun ESOP Platform Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

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

Name	Class A ordinary shares underlying options	Exercise price for options (per share)	Class A ordinary shares represented by RSUs	Date of grant	Date of expiration(1)
Yi Ma	—	—	—	—	—
Fangfei Liu	—	—	—	—	—
Qiong Ni	—	—	—	—	—
Xin Zhang**	—	—	—	—	—
Mingjun Cai	—	—	—	—	—
Baiwen Zhu	—	—	—	—	—
Hui Xing	—	—	—	—	—
Chun Liu***	—	—	600	March 31,2023, October 31,2023	—
Erlu Lin****	—	—	600	March 31,2023, October 31,2023	—
All directors and executive officers as a group	—		1,200

*	Less than 1% of our total outstanding ordinary shares.
**	Ms. Xin Zhang ceased to be our director since September 2025.
***	Mr. Chun Liu ceased to be our director since March 2025.
****	Mr. Erlu Lin ceased to be our director since March 2025.

(1)	Not applicable to RSUs.

As of the date of this annual report, grantees other than our directors and executive officers above, as a group, held options to purchase an aggregate of 13,246 Class A ordinary shares with exercise price of US$100.0 per share or ranging from nil to RMB100.0 per share, and RSUs representing an aggregate of 188,056 Class A ordinary shares.

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

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is not a shareholder of our company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of shareholders. A director may vote with respect to any contract or arrangement or proposed contract or arrangement in which he is interested and he may be counted in the quorum at any meeting of our directors provided (1) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested and (2) his vote is not otherwise disqualified by the chairman of the relevant board meeting, subject to any separate requirement for audit committee approval under applicable law. The board may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors, including an audit committee, a compensation committee and a nominating and corporate governance committee.

We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Beiwen Zhu, who is also the chairman, and Mr. Mingjun Cai. We have determined that each of Ms. Zhu and Mr. Cai meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Beiwen Zhu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Yi Ma, who also acts as the chairman, and Ms. Hui Xing. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of June 30, 2025, we had a total of 219 full-time employees. Substantially all of our full-time employees are based in China.

The following table sets forth a breakdown of our full-time employees by function as of June 30, 2025.

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

The percentage of beneficial ownership in the table below is calculated based on 1,500,979 ordinary shares, comprising 1,203,094 Class A ordinary shares (including the 742,025 Class A ordinary shares beneficially owned by Baijiayun ESOP Platform Limited, the nominee of our equity incentive trust that, although legally issued and outstanding, are not deemed as outstanding from an accounting perspective) and 297,885 Class B ordinary shares issued and outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as- converted basis††	% of aggregate voting power†††
Directors and Executive Officers†
Yi Ma(1)	9,091	27,326	36,417	2.2%	7.2%
Fangfei Liu	—	—	—	—	—
Xin Zhang(2)	91,622	—	91,622	5.5%	1.6%
Hui Xing	—	—	—	—	—
Qiong Ni	—	—	—	—	—
Beiwen Zhu	*	—	*	* %	* %
Mingjun Cai	*	—	*	* %	* %
Chun Liu**	*	—	*	* %	* %
Erlu Lin***	*	—	*	* %	* %
All directors and executive officers as a group	100,713	27,326	128,039	7.7%	8.8%
Principal Shareholders:
Gangjiang Li(3)	10,000	270,559	280,559	16.7%	69.5%
Yi Ma(1)	9,091	27,326	36,417	2.2%	7.2
Xin Zhang(2)	91,622	—	91,622	5.5%	1.6%
Baijiayun ESOP Platform Limited(4)	497,711	—	497,711	29.6%	8.5%
Zhengxin Technology Limited(5)	60,647	—	60,647	3.6%	1.0%

* ** ***	Less than 1% of our total outstanding ordinary shares. Mr. Chun Liu ceased to be our director since March 2025. Mr. Erlu Lin ceased to be our director since March 2025.

†	The business address of our directors and executive officers is 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, the PRC.

††	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 15 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 9,091 Class A ordinary shares and 27,326 Class B ordinary shares held by Nuan Nuan Ltd, an entity wholly owned by Mr. Yi Ma. The registered address of Nuan Nuan Ltd is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. See footnote (3).

(2)

Represents 91,622 Class A ordinary shares held by Duo Duo International Limited, an entity wholly owned by Ms. Xin Zhang. The registered address of Duo Duo International Limited is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Ms. Xin Zhang ceased to be our director since September 2025.

(3)	Represents the sum of (i) 10,000 Class A ordinary shares and 270,559 Class B ordinary shares held by Jia BaiJiaYun Ltd, an entity controlled by Jia Jia JP Limited, which is beneficially owned by Mr. Gangjiang Li through a trust established under the laws of Singapore. Mr. Gangjiang Li is the settlor of the trust and Mr. Gangjiang Li and his family members are the beneficiaries of the trust. Jia Jia Ltd, a limited liability company incorporated under the laws of British Virgin Islands and wholly owned by Mr. Gangjiang Li, is the sole member of the investment committee of the trust. When calculating the aggregate percentage of voting power of our company held by Mr. Gangjiang Li, 9,091 Class A ordinary shares and 27,326 Class B ordinary shares held by Nuan Nuan Ltd is also included, as Mr. Gangjiang Li and Mr. Yi Ma, and their respective holding companies, are parties to an acting-in-concert agreement, pursuant to which the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation such matters, a decision that is made by Mr. Gangjiang Li, or Jia Jia BaiJiaYun Ltd, shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties.

(4)

Represents 497,711 Class A ordinary shares held by Baijiayun ESOP Platform Limited as the nominee of our equity incentive trust. Baijiayun ESOP Platform Limited is wholly owned by Futu Trustee Limited, a trust company that acts as the trustee of our equity incentive trust. The registered address of Baijiayun ESOP Platform Limited is Investor Relations Officer, 387 Dongming Road, Weifang, Shandong, the PRC.

To the extent permitted under the 2023 Share Incentive Plan and applicable law and regulations, the trustee shall follow the instruction of our board of directors or a committee of our board consisting one or more members of the board in respect of the exercise of voting rights (if any) and powers in relation to the 497,711 Class A ordinary shares held by Baijiayun ESOP Platform Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

(5)	Represents 60,647 Class A ordinary shares held by Zhengxin Technology Limited. The registered address of Zhengxin Technology Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of the date of this annual report, 742,025 of our Class A ordinary shares are held by one record holder in the United States (including the 497,711 Class A ordinary shares beneficially owned by Baijiayun ESOP Platform Limited), representing approximately 44.2% of our total outstanding shares on an as converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Purchase from Related Parties

We incurred US$65,000 in connection with labor outsourcing services from Nanjing Guosheng Huaxing in the 2024 fiscal year. We recorded prepayments to Nanjing Guosheng Huaxing of US$66,000 as of June 30, 2025.

We returned US$7,000 in connection with purchase in 2023 fiscal year from Jinan Zhongshi Huiyun in the 2024 fiscal year.

We recorded amounts due to Beijing Guosheng Huaxing Technology Co., Ltd. (“Beijing Guosheng Huaxing”) of US$67,000 and US$50,000 as of June 30, 2025 and 2024, respectively, and amounts due to Beijing Zhongshi Huiyun Technology Co., Ltd. (“Beijing Zhongshi Huiyun”) of US$50,000 and US$66,000 as of June 30, 2025 and 2024, respectively. Beijing Guosheng Huaxing and Beijing Zhongshi Huiyun are both controlled by Mr. Gangjiang Li.

Sale and Exchange of Investment

In June 2023, we entered into certain agreements to transfer (1) 15% of the equity interest in Beijing Hongxin Wanda Technology Co., Ltd. (“Hongxin Wanda”) to Mr. Gangjiang Li for an aggregate consideration of RMB88.0 million, and (2) 15% of the equity interest in Hongxin Wanda to Shanghai Jiani Jiarui Enterprise Management Consulting Partnership Enterprise (limited partnership) (“Jiani Jiarui”), an entity controlled by Mr. Gangjiang Li, in exchange for 175,900,000 fund shares in Baijiayun Saimeite (Deqing) Dixin Investment Partnership Enterprise (limited partnership) (“Saimeite Deqing”) held by Jiani Jiarui. We received the fund shares in Saimeite Deqing in December 2023. However, as of the day of this annual report, the administrative process of selling Hongxin Wanda to Mr. Gangjiang Li and Shanghai Jiani Jiarui could not be completed.

Guarantees with Related Parties

On December 5, 2022, Nanjing BaiJiaYun entered into a loan guarantee agreement with the Industrial and Commercial Bank of China, pursuant to which, Nanjing BaiJiaYun provided guarantee for a loan in the principal amount of RMB46.0 million (approximately $6.3 million) from the Industrial and Commercial Bank of China to Nanjing Baishi Cloud. The term of the loan is from December 5, 2022 to September 29, 2032. Through providing the guarantee, the Company has a variable interest in Nanjing Baishi Cloud but is not its primary beneficiary, because the Company does not have the power to direct the activities of Nanjing Baishi Cloud that most significantly impact its economic performance. The Company did not provide other financial support to Nanjing Baishi Cloud. In July 2025, the loan was repaid by Nanjing Baishi Cloud and therefore the loan guarantee by Nanjing BaiJiaYun has been released since July 2025.

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

We received delisting notice from Nasdaq on March 14, 2025 and requested a hearing. On May 12, 2025, Nasdaq notified us that the Nasdaq Hearings Panel has determined to deny our request to continue listing of our Class A ordinary shares. On August 8, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “RTCJF” since Nasdaq suspended the trading of our Class A ordinary shares on May 15, 2025.

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

As of the date of this annual report, our authorized share capital consists of US$86,000 divided into 43,000,000 ordinary shares of par value of US$0.002 each in the share capital of the Company, divided into 20,000,000 Class A ordinary share of par value of US$0.002 each and 23,000,000 Class B ordinary share of par value of US$0.002 each. As of the date of this annual report, 1,500,979 ordinary shares, comprising 1,203,094 Class A ordinary shares and 297,885 Class B ordinary shares were issued and outstanding.

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

Type and Class of Securities

Each ordinary share has a par value of US$0.002 per share. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

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

Transfer of Shares

Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by OTC or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated American Stock Transfer and Trust Company as our share registrar.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates, and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do);

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is duly and properly stamped (in circumstances where stamping is required); and

●	a fee of such maximum sum as OTC may at any time be determined to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall send to each of the transferors and the transferee notice of such refusal within two months after the date on which the instrument of transfer was lodged.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with any requirements of OTC, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Act and our memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Act, our memorandum and articles of association, and to any applicable requirements imposed from time to time by the SEC, OTC, or by any recognized stock exchange on which our securities are listed.

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

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

●	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

●	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and,

●	we have caused an advertisement to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement.

Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Act and our memorandum and articles of association and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional ordinary shares from time to time as our board of directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms, and rights of that series, including:

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

The undertaking is for a period of 20 years from November 14, 2024.

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

With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “Taxation on the disposition of Class A ordinary shares” below) provided that, (1) our Class A ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include Nasdaq. Our Class A ordinary shares were listed on Nasdaq. In August, 2025, our Class A ordinary shares were delisted from the Nasdaq. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter, on which the prices of our Class A ordinary shares are currently quoted. However, as of the date of this annual report no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our Class A ordinary shares were delisted from the Nasdaq, non-corporate U.S. Holders of our Class A ordinary shares should expect that while the Class A ordinary shares continue to be delisted from the Nasdaq or any other qualified national U.S. exchange, dividends will likely be reported to them by withholding agents as not qualifying for the preferential rates. U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower tax rate for any cash dividends paid in respect to our Class A ordinary shares.

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

Our taxable year for U.S. federal income tax purposes is same as our fiscal year, which recently changed from a December 31 year-end to a June 30 year-end in connection with the Merger. We have not performed a definitive analysis as to our PFIC status for our taxable year ended June 30, 2023, including whether we would qualify for the “change of business exception.” Assuming we are treated as the owners of the VIEs and their respective subsidiaries, and based on the composition and characterization of our assets and income, we believe it is reasonable to take a position that we were not classified as a PFIC for the taxable year ended June 30, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not challenge our determination or the classification of our income or our assets in this regard, or that we will not be classified as a PFIC for the current taxable year or future taxable years. In particular, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Class A ordinary shares, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending June 30, 2025 and future taxable years if the market price of our Class A ordinary shares does not increase or continues to decline and/or we do not invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Further, if it were determined, however, that we are not the owner of the VIEs or their respective subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC in any particular year. Because of these uncertainties and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we were not classified as a PFIC for our taxable year ended June 30, 2025, or that we will not be classified as a PFIC for the current taxable year or in future taxable years. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our Class A ordinary shares were listed on Nasdaq, which is a qualified exchange for these purposes. In August, 2025, our Class A ordinary shares were delisted from Nasdaq. U.S. Holders should note that the OTCID, on which the prices of our Class A ordinary shares are currently quoted, is not a “qualified exchange” for purposes of the mark-to-market rules. Therefore, a mark-to-market treatment of the Class A ordinary shares is not available for as long as the Class A ordinary shares continue to be delisted from, or not regularly traded on, the Nasdaq or any other qualified stock exchange. U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Class A ordinary shares under their particular circumstances.

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

Concentration Risk

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed us to credit risk. The risk is mitigated by our assessment of customers’ creditworthiness and our ongoing monitoring of outstanding balances. We have a concentration of our receivables with specific customers. As of June 30, 2024 and 2025, one and one customer accounted for 10% or more of our total accounts receivable, respectively.

Nil, one and one customer accounted for 10% or more of total revenue for the years ended June 30, 2025, 2024 and 2023, respectively.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2025.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board has determined that Ms. Beiwen Zhu qualifies as an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Each of Ms. Beiwen Zhu and Mr. Mingjun Cai meets the independence standards under Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. This code is publicly available on our website at investor.baijiayun.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by category in connection with certain professional services rendered by Enrome for the fiscal years indicated. We did not pay any other fees to our auditor during such fiscal years.

	Years ended June 30,
	2024	2025
	(U.S. dollar in thousands)
Audit fees(1)	320	150
Audit-related fees(2)	—	—
Total	320	150

(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, and audit services that are normally provided by the principal audit in connection with regulatory filings or engagements for those fiscal years.

(2)	Audit-related fees represent expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging.

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

Item 16G. Corporate Governance

As a Cayman Islands exempted company with limited liability previously listed on the Nasdaq Global Market, we were subject to the Nasdaq Stock Market Rules for corporate governance listing standards. On August 8, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “RTCJF” since the Nasdaq suspended the trading of our Class A ordinary shares on May 15, 2025.

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

There were no cybersecurity incidents during the 2025 fiscal year, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

Date: October 28, 2025

BAIJIAYUN GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baijiayun Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Baijiayun Group Ltd and its subsidiaries. (the “Company”) as of June 30, 2025 and 2024, the related consolidated statement of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended June 30, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended June 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

October 28, 2025

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

Weifang, the People’s Republic of China

January 16, 2024

BAIJIAYUN GROUP LTD

CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share data)

	As of June 30,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	8,682,809	8,703,667
Restricted cash	135,607	374,824
Notes receivable	—	177,663
Accounts receivable, net	6,751,545	23,971,889
Prepayments	7,279,898	6,595,391
Prepayments – related parties	65,847	64,908
Inventories	12,565,337	4,700,910
Prepaid expenses and other current assets, net	7,659,836	5,312,956
Total current assets	43,140,879	49,902,208

Property and equipment, net	94,513	130,105
Intangible assets, net	4,443,690	5,648,474
Operating lease right of use assets, net	643,933	700,108
Deferred tax assets, net	7,321,373	3,078,958
Goodwill	—	1,425,485
Other non-current assets, net	449,778	317,707
Total non-current assets	12,953,287	11,300,837

TOTAL ASSETS	$56,094,166	$61,203,045

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9,771,623	8,531,484
Accounts payable	9,478,895	10,059,514
Accounts payable – related parties	198,301	—
Contract liabilities	16,189,160	9,076,583
Income tax payable	1,537,302	1,567,744
Deferred revenue	1,286,603	874,524
Due to related parties	117,259	115,588
Operating lease liabilities, current	321,388	124,512
Accrued expenses and other liabilities	2,226,038	5,344,323
Total current liabilities	41,126,569	35,694,272

Convertible notes payable	4,692,105	—
Deferred tax liabilities	494,725	593,055
Operating lease liabilities, non-current	315,095	503,847
Total non-current liabilities	5,501,925	1,096,902
Total Liabilities	46,628,494	36,791,174
Commitments and contingencies
Shareholders’ equity
Class A ordinary shares (par value $0.002 per share; 20,000,000 shares authorized, 852,081 and 664,887 shares issued and outstanding as of June 30, 2025 and 2024, respectively) (1)	1,704	1,330
Class B ordinary shares (par value $0.002 per share; 230,000,000 shares authorized, 297,885 and 297,885 shares issued and outstanding as of June 30, 2025 and 2024, respectively) (1)	596	596
Additional paid-in capital (1)	136,595,192	133,091,187
Statutory reserve	1,117,828	1,117,828
Accumulated deficit	(122,305,297)	(106,197,907)
Accumulated other comprehensive loss	(2,487,995)	(2,708,945)
Total shareholders’ equity attributable to Baijiayun Group Ltd	12,922,028	25,304,089

Non-controlling interests	(3,456,356)	(892,218)

Total shareholders’ equity	9,465,672	24,411,871

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,094,166	61,203,045

(1)	Retrospectively restated for the 1-for-20 reverse stock split effective on May 13, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in US$, except for share data)

	For the Years Ended June 30,
	2025	2024	2023
Revenues	42,537,106	59,794,661	82,249,571
Cost of revenues	(33,572,527)	(46,802,361)	(65,694,259)
Gross profit	8,964,579	12,992,300	16,555,312

Operating expenses
Selling and marketing expenses	(2,034,499)	(5,928,373)	(5,008,429)
General and administrative expenses	(25,738,146)	(47,625,145)	(15,969,072)
Research and development expenses	(2,276,364)	(8,839,897)	(6,447,626)
Total operating expenses	(30,049,009)	(62,393,415)	(27,425,127)
Gain on disposal of a subsidiary	4,970	—	402,044
Bargain purchase gain	—	—	2,626,224
Loss from operations	(21,079,460)	(49,401,115)	(7,841,547)

Interest income, net	98,052	66,263	37,620
Interest expense	(873,681)	(511,429)	(183,278)
Investment income	10,271	76,768	145,976
Gain from equity method investments	—	—	—
Impairment loss from long term investment	—	(24,005,161)	—
Impairment loss on goodwill	(1,415,341)	(10,636,358)	—
Other income, net	321,744	1,130,734	843,587
Loss before income taxes	(22,938,415)	(83,280,298)	(6,997,642)

Income tax benefit (expenses)	4,266,887	196,219	(221,969)
Net loss from continuing operations	(18,671,528)	(83,084,079)	(7,219,611)
Net income from discontinued operations, net of tax	—	—	520,000
Net loss	(18,671,528)	(83,084,079)	(6,699,611)

Net loss from continuing operations	(18,671,528)	(83,084,079)	(7,219,611)
Less: Net income (loss) from continuing operations attributable to non-controlling interests	(2,564,138)	(1,229,446)	(966,093)
Net loss from continuing operations attributable to Baijiayun Group Ltd	(16,107,390)	(81,854,633)	(6,253,518)
Net income from discontinued operations attributable to Baijiayun Group Ltd	—	—	520,000
Accretion of convertible redeemable preferred shares	—	—	(2,001,777)
Net loss from continuing operations attributable to Baijiayun Group Ltd’s ordinary shareholders	(16,107,390)	(81,854,633)	(8,255,295)
Net income from discontinued operations attributable to Baijiayun Group Ltd’s ordinary shareholders	—	—	520,000

Net loss	(18,671,528)	(83,084,079)	(6,699,611)
Other comprehensive loss
Foreign currency translation adjustments	220,950	1,752,627	(4,185,820)
Comprehensive loss	(18,450,578)	(81,331,452)	(10,885,431)
Less: Comprehensive income (loss) attributable to non-controlling interests	(2,564,138)	(1,229,446)	(966,093)
Comprehensive loss available to Baijiayun Group Ltd	(15,886,440)	(80,102,006)	(9,919,338)
Accretion of convertible redeemable preferred shares	—	—	(2,001,777)
Comprehensive loss attributable to Baijiayun Group Ltd’s ordinary shareholders	(15,886,440)	(80,102,006)	(11,921,115)

Weighted average number of ordinary shares outstanding(1)(2)
Basic and diluted	1,033,554	962,772	746,343

Basic loss per share(1)	(15.58)	(85.02)	(10.00)
Continuing operations	(15.58)	(85.02)	(11.00)
Discontinued operations	—	—	1.00
Diluted loss per share(1)(2)	(15.58)	(85.02)	(10.00)
Continuing operations	(15.58)	(85.02)	(11.00)
Discontinued operations	—	—	1.00

(1)	Retrospectively restated for the 1-for-20 reverse stock split effective on May 13, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2025, 2024 and 2023

(All amounts in US$, except for share and per share data)

	Class A		Class B					Accumulated	Total shareholder ’ Equity		Total
	ordinary shares of		ordinary shares of		Additional			Other	attributable to	Non-	shareholder ’
	Baijiayun Group Ltd		Baijiayun Group Ltd		paid-in	Statutory	Accumulated	comprehensive	Baijiayun Group Ltd	controlling	equity
	Shares(1)	Amount	Shares(1)	Amount	capital	reserve	Deficit	loss	(deficit)	interests	(deficit)
As of June 30, 2022, restated	97,376	195	246,690	493	5,660,476	919,407	(18,411,335)	(275,752)	(12,106,516)	2,081,311	(10,025,205)
Net loss	-	-	-	-	-	-	(5,733,518)	-	(5,733,518)	(966,093)	(6,699,611)
Share-based compensation	-	-	-	-	1,480,087	-	-	-	1,480,087	-	1,480,087
Accretion of convertible redeemable preferred shares	-	-	-	-	(2,001,777)	-	-	-	(2,001,777)	-	(2,001,777)
Shares allotment in connection with reverse acquisition	74,564	149	169,678	340	(489)	-	-	-	-	-	-
Conversion of convertible redeemable preferred shares	267,070	534	55,412	111	69,252,533	-	-	-	69,253,178	-	69,253,178
Shares issued to acquire Fuwei Films (Holdings) Co., Ltd.	32,658	65	-	-	27,106,382	-	-	-	27,106,447	-	27,106,447
Contribution from a non-controlling investor	-	-	-	-	-	-	-	-	-	27,581	27,581
Non-controlling interests arising from acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	686,636	686,636
Acquisition of non-controlling interest through issuance of ordinary shares and cash payment	1,278	3	-	-	1,023,271	-	-	-	1,023,274	(1,486,074)	(462,800)
Ordinary shares issued as part of consideration for business combination	18,046	36	-	-	13,877,569	-	-	-	13,877,605	-	13,877,605
Class B ordinary shares transferred into Class A ordinary shares	10,000	20	(10,000)	(20)	-	-	-	-	-	-	-
Appropriation of statutory reserve	-	-	-	-	-	198,421	(198,421)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(4,185,820)	(4,185,820)	-	(4,185,820)
Balance as of June 30, 2023	500,992	1,002	461,780	924	116,398,052	1,117,828	(24,343,274)	(4,461,572)	88,712,960	343,361	89,056,321
Net loss	-	-	-	-	-	-	(81,854,633)	-	(81,854,633)	(1,229,446)	(83,084,079)
Share-based compensation	-	-	-	-	16,693,135	-	-	-	16,693,135	-	16,693,135
Conversion of Class B Ordinary Shares into Class A Ordinary Shares	163,895	328	(163,895)	(328)	-	-	-	-	-	-	-
Noncontrolling interests arising from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	(6,133)	(6,133)
Foreign currency translation adjustments	-	-	-	-	-	-	-	1,752,627	1,752,627	-	1,752,627
Balance as of June 30, 2024	664,887	1,330	297,885	596	133,091,187	1,117,828	(106,197,907)	(2,708,945)	25,304,089	(892,218)	24,411,871
Net loss							(16,107,390)		(16,107,390)	(2,564,138)	(18,671,528)
Share-based compensation					454,380				454,380		454,380
Issuance of ordinary shares	187,201	374							374		374
Convertible notes payable					3,049,625				3,049,625		3,049,625
Foreign currency translation adjustments								220,950	220,950		220,950

Balance as of June 30,2025	852,088	1,704	297,885	596	136,595,192	1,117,828	(122,305,297)	(2,487,995)	12,922,028	(3,456,356)	9,465,672

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Years Ended June 30,
	2025	2024	2023
Cash flows from operating activities:
Net loss from continuing operations	(18,671,528)	(83,084,079)	(7,219,611)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	895,935	1,054,088	924,112
Amortization of operating lease right of use assets	294,778	289,678	554,618
Impairment loss on goodwill	1,415,341	10,636,358	—
Expected credit loss expenses	19,409,914	5,467,941	9,080,967
Deferred income tax expense (benefit)	(4,168,386)	(1,413,789)	138,336
Investment income on short-term investments	—	(76,768)	(145,976)
Share-based compensation	454,380	16,693,135	1,480,087
Gain on disposal of a subsidiary	(4,970)	—	(402,044)
Bargain purchase gain	—	—	(2,626,224)
Impairment loss from long term investment	—	24,005,161	—
Amortization of Convertible notes issuance costs	542,105	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,981,549)	7,682,935	(13,712,344)
Accounts receivable - related parties	—	628,274	(541,392)
Notes receivable	180,232	106,147	(184,984)
Prepayments	30,875	2,387,941	(3,402,031)
Prepayments - related parties	—	(64,908)	289,748
Inventories	(7,796,442)	851,902	(3,528,555)
Deferred contract costs	—	—	9,259,013
Prepaid expenses and other current assets, net	(2,270,170)	(576,297)	(186,737)
Other non-current assets	(127,476)	21,036,847	16,170
Accounts and notes payable	(527,799)	(13,107,548)	1,083,840
Accounts payable - related parties	—	—	70,989
Contract liabilities	6,981,311	870,667	2,346,272
Contract liabilities - related parties	—	(70,834)	(13,664)
Income tax payable	(82,616)	1,300,178	58,856
Deferred revenue	399,431	522,156	(571,837)
Operating lease liabilities	8,124	34,825	(606,503)
Due to related parties	—	57,667	(1,114)
Accrued expenses and other liabilities	(3,060,193)	(1,733,392)	(2,752,748)
Net cash used in operating activities of continuing operations	(8,078,703)	(6,501,715)	(10,592,756)

Cash flows from investing activities
Acquisition of property and equipment	(19,370)	(1,383)	(63,457)
Capitalization of software development cost	—	—	(524,563)
Purchases of short-term investments	—	(7,280,539)	(20,683,188)
Redemption of short-term investments	—	12,966,608	22,611,227
Cash paid for business combinations, net of cash acquired	—	(70,011)	(513,755)
Proceeds from disposal of a subsidiary, net of cash disposed of	—	—	212,641
Net cash provided by (used in) investing activities of continuing operations	(19,370)	5,614,675	1,038,905

Cash flows from financing activities:
Payment of deferred offering costs	—	—	(478,480)
Contribution from the non-controlling shareholders	—	—	27,581
Acquisition of non-controlling interest	—	—	(248,231)
Proceeds from issuance of convertible note	6,580,000
(Repayment of) proceeds from issuance of convertible note	—	(10,000,000)	10,000,000
Loans from related parties	—	30,000,000	15,000,000
Repayment of loans to related parties	—	(30,000,000)	(27,879,063)
Proceeds from short-term borrowings	6,281,758	11,283,576	5,530,043
Repayment of short-term borrowings	(5,165,001)	(5,517,944)	(2,923,614)
Net cash (used in) provided by financing activities of continuing operations	7,696,757	(4,234,368)	(971,764)
Effect of exchange rate changes on cash, cash equivalents and restricted cash of continuing operations	141,241	1,342,723	(1,596,656)
Net decrease in cash, cash equivalents and restricted cash of continuing operations	(260,075)	(3,778,685)	(12,122,271)
Cash, cash equivalents and restricted cash at beginning of the year of continuing operations	9,078,491	12,857,176	24,979,447
Cash, cash equivalents and restricted cash at end of the year of continuing operations	$8,818,416	$9,078,491	$12,857,176
Supplemental of cash flow information
Cash paid for interest expense	$248,122	$839,083	$93,299
Cash paid for income tax	$20,374	$89,114	$36,969

Supplemental of non-cash flow information:
Non-cash investing and financing activities
Operating lease right of use assets obtained in exchange for operating lease liabilities	$—	$656,562	$32,958
Remeasurement of operating lease liabilities and right of use assets due to lease modification	$—	$—	$51,198
Accretion of convertible redeemable preferred shares	$—	$—	$2,001,777
Issuance of shares in exchange for acquisition of non-controlling equity interest in a controlling subsidiary	$—	$—	$1,019,772
Conversion of convertible redeemable preferred shares	$—	$—	$69,253,178
Shares issued to acquire Fuwei Films (Holdings) Co., Ltd.	$—	$—	$27,106,447
Shares allotment in connection with the reverse acquisition	$—	$—	$12,676,378
Ordinary shares issued as part of consideration for business combination	$—	$—	$13,877,605
Receivable arising from disposal of a subsidiary	$—	$—	$30,000,000
Payable arising from acquisition of non-controlling equity interest in a controlling subsidiary	$—	$—	$234,441
Payable arising from business combinations	$—	$—	$413,088

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	As of June 30,
	2025	2024	2023
Cash and cash equivalents	$8,682,809	$8,703,667	$11,234,585
Restricted cash	135,607	374,824	1,622,591
Total cash, cash equivalents and restricted cash at end of the year	$8,818,416	$9,078,491	$12,857,176

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

As of June 30, 2025, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of	Place of	Ownership
Name of Entity	Incorporation	Incorporation	Percentage	Principal Activities
BaiJiaYun Limited (“BJY”)	April 22, 2021	Cayman Islands	100%	Investment holding
Baijiayun Global Ltd (“BJY Global”)	May 7,2025	Cayman Islands	100%	Investment holding
Subsidiaries of BJY or BJY Global
Baijiayun AI Limited	May 27,2025	Singapore	100%	Investment holding
BaiJia Cloud Limited (“BaiJiaYun HK”)	May 6, 2021	Hong Kong	100%	Investment holding
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	September 6, 2021	PRC	100%	Investment holding
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	October 27, 2021	PRC	100%	Provision of cloud computing services
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	September 13, 2021	PRC	100%	Investment holding
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	January 21, 2022	PRC	100%	Provision of cloud computing services
Zhejiang Baijiashilian Technology Co., Ltd. (“Zhejiang WFOE”)	December 28, 2022	PRC	100%	Investment holding

VIEs
BaiJiaYun Group Co., Ltd. (“BaiJiaYun VIE”)	May 22, 2017	PRC	100% owned through VIE agreements	Provision of cloud computing services
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology “)	October 12, 2019	PRC	100% owned through VIE agreements	Provision of cloud computing services

VIEs’ Subsidiaries
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	June 13, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	June 18, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	April 8, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Baijiayun Digital Technology Co., Ltd. (formerly known as Beijing Haoyu Xingchen Cultural Communication Co., Ltd.) (“Haoyu Xingchen”)	June 23, 2020	PRC	100% owned by VIE	Provision of cloud computing services
Xi’an Baijiayun Information Technology Co., Ltd. (“Xi’an BaiJiaYun”)	January 7, 2021	PRC	51% owned by VIE	Provision of cloud computing services

	Date of	Place of	Ownership
Name of Entity	Incorporation	Incorporation	Percentage	Principal Activities
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	April 13, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	November 3, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Shanghai BaiJiaYun Technology Co., Ltd. (“Shanghai BaiJiaYun”)	October 22, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Deran Technology Co., Ltd (“Beijing Deran”)	May 29, 2012	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Hengsheng Information Technology Co., Ltd. (“Guangxi Hengsheng”)	September 16, 2022	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Chuanghe Technology Co., Ltd. (“Guangxi Chuanghe”)	August 30, 2022	PRC	100% owned by VIE	Provision of cloud computing services
BaiJiaYun Technology Development (Shaanxi) Co., Ltd. (“Shaanxi BaiJiaYun”)	January 4, 2023	PRC	51% owned by VIE	Provision of cloud computing services
Beijing Baijia Yunlong Technology Co., Ltd (“Baijia Yunlong”)	April 12, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	January 13, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Xinjiang BaiJiaYun Technology Co., Ltd.(“Xinjiang BaiJiaYun”)	March 28, 2005	PRC	51% owned by VIE	Provision of cloud computing services
Beijing Hydrogen Data Information Technology Co., Ltd. (“Beijing Hydrogen”)	December 1, 2014	PRC	100% owned by VIE	Provision of cloud computing services
Zhejiang Baijiayun Technology Co., Ltd. (“Zhejiang BaiJiaYun”)	January 16, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Guangzhou BaiJiaYun Technology Co., Ltd.(“Guangzhou BaiJiaYun”)	April 16, 2024	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Baijia Cloud Technology Co.,Ltd.(“Wuhan BaiJiaYun”)	August 7, 2017	PRC	100% owned by VIE	Provision of cloud computing services

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

The following amounts and balances of the VIEs, and their subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions as of June 30, 2025 and 2024 and for the years then ended:

	As of June 30,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$1,843,717	$5,433,349
Restricted cash	135,607	374,824
Short-term investments	—	4,269
Notes receivable	—	177,663
Accounts receivable, net	9,101,424	22,280,835
Prepayments	5,237,721	4,554,671
Prepayments - related parties	65,847	—
Inventories	12,565,337	4,700,910
Prepaid expenses and other current assets, net	7,170,159	6,302,420
Total current assets	36,119,812	43,828,941

Property and equipment, net	94,513	122,837
Intangible assets, net	8,647,574	7,720,451
Operating lease right of use assets, net	559,637	683,373
Deferred tax assets, net	6,457,739	2,964,354
Goodwill	—	1,425,485
Other non-current assets	449,778	317,707
Total non-current assets	16,209,241	13,234,207

Total assets	$52,329,053	$57,063,148

LIABILITIES
Current liabilities
Short-term borrowings	$8,375,677	$7,155,438
Accounts and notes payable	8,367,698	8,086,007
Accounts payable - related parties	198,301	—
Contract liabilities	18,257,180	8,408,893
Income tax payable	613,017	656,635
Deferred revenue	1,286,603	874,524
Due to related parties	117,259	115,588
Operating lease liabilities, current	274,526	109,822
Accrued expenses and other liabilities	2,116,183	3,352,401
Total current liabilities	39,606,444	28,759,308

Deferred tax liabilities	494,725	593,055
Operating lease liabilities, non-current	303,088	503,847
Total non-current liabilities	797,813	1,096,902
Total liabilities	$40,404,257	$29,856,210

	For the year Ended June 30,
	2025	2024	2023
Revenues	$41,903,631	$58,373,260	$65,061,798
Cost of revenues	$(32,928,006)	$(47,430,643)	$(52,043,225)
Total operating expenses	$(29,366,786)	$(68,148,892)	$(11,117,613)
Net (loss) income	$(13,667,611)	$(56,536,689)	$3,240,890
Net cash used in operating activities	$(4,195,152)	$(17,398,963)	$(8,020,601)
Net cash (used in) provided by investing activities	$(22,629)	$5,586,547	$1,030,853
Net cash provided by (used in) financing activities	$415,841	$6,009,064	$(679,867)

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

Non-controlling Interests

Non-controlling interests represent the equity interests in the subsidiaries of the VIEs that are not attributable, either directly or indirectly, to the VIEs. For the Company’s consolidated financial statements, non-controlling interests represent minority shareholders’ 49% equity interests in Henan BaiJiaYun, Xi’an BaiJiaYun, Shaanxi BaiJiaYun, and Xinjiang BaiJiaYun and Baijiayi Digital as of June 30, 2024, and minority shareholders’ 49% equity interests in Henan BaiJiaYun, Xi’an BaiJiaYun, Shaanxi BaiJiaYun, Xinjiang BaiJiaYun as of June 30, 2025.

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

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations and comprehensive income (loss). The Company did not record any inventory write-down for the years ended June 30, 2025, 2024 and 2023.

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

Reversal of expected credit loss expenses for other receivables was $(1,279), $(193) and $(1,428,794) for the years ended June 30, 2025, 2024 and 2023, respectively.

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

As of June 30, 2025, 2024 and 2023, the Company recorded impairment loss of nil, $24,005,161 and nil against the long-term investments, respectively.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company’s goodwill as of June 30, 2025 and 2024 relates to its acquisitions of certain entities.

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

No impairment charge was recognized for intangible assets for the years ended June 30, 2025, 2024 and 2023.

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

The right of use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. When a lease is terminated, the right of use asset and operating lease liability associated the lease liability is recognized in earnings as a gain or loss. All right of use assets are reviewed for impairment. There was no impairment for right-of-use lease assets for the years ended June 30, 2025, 2024 and 2023.

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

Real-time engagement services

The Company provides customers with SaaS/PaaS related services which are real-time engagement services leveraging the Company’s enterprise cloud computing platform. The Company either provides customers the access to its enterprise cloud computing platform so customers can operate on the platform themselves, or directly provides real-time engagement related services to customers through the utilization of its enterprise cloud computing platform. The usage-based fees are earned from customers, and the unit price for each use is fixed in the contracts. Revenues from providing access to the Company’s enterprise cloud computing platform are recognized over time.

Certain SaaS/PaaS related service contracts provide both hardware and real-time engagement services for a predetermined period of time regardless of usage consumed during the period. The Company identifies two performance obligations in such SaaS/PaaS service contracts, i.e., selling of hardware and provision of real-time engagement service, which are considered distinct performance obligation because both are capable of being distinct and distinct within the context of the contracts.

The transaction price is allocated between the hardware and services to reflect their standalone selling prices which are observable in the Company’s operations. The performance obligation associated with the real-time engagement service is satisfied on a time elapse basis over the predetermined period, and the performance obligation associated with the hardware is satisfied upon acceptance by the customers. Revenue associated with real-time service is recognized over time, and revenue associated with selling hardware is recognized at point in time.

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

In addition, the Company started to provide other software related services to customers, including design of online advertising videos and operation of online accounts in popular apps, during the year ended June 30, 2021. For the years ended June 30, 2025, 2024 and 2023, the revenue generated from these services was immaterial as a percentage of the total revenue in the respective years.

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

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2025 and 2024, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired solely for the purpose of providing certain cloud related services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenue upon the recognition of the related revenue. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2025 and 2024, the Company had deferred contract costs in the amount of $nil and $nil, respectively. The amount of deferred contract costs charged to cost of revenues was $nil, $nil and $10,023,720, respectively, for the years ended June 30, 2025, 2024 and 2023. As of June 30, 2025 and 2024, no impairment allowance was recorded.

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

Customer advances of $1,342,535, $4,788,289 and $3,833,172 as of June 30, 2024, 2023 and 2022 were recognized as revenues in the years ended June 30, 2025, 2024 and 2023, respectively. Deferred revenue of $750,877, $183,963 and $234,639 as of June 30, 2024, 2023 and 2022, respectively, were recognized as revenues in the years ended June 30, 2025, 2024 and 2023, respectively.

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

Disaggregation of revenue

For the years ended June 30, 2025, 2024 and 2023, most of the Company’s revenue was generated in the PRC and contributed by the VIEs and VIEs’ subsidiaries. The Company disaggregates revenue into three revenue streams, consisting of SaaS/PaaS services, cloud related services and AI solution services, as follows:

	For the Years Ended June 30,
	2025	2024	2023
SaaS/PaaS services
Real-time engagement services	$12,577,033	$21,129,793	$13,065,501
SMS services	11,845,128	12,894,028	17,085,803
CDN services	—	—	2,773,165
Subtotal	24,422,161	34,023,821	32,924,469
Cloud related services
Customized platform development services	1,264,003	2,685,800	10,460,478
Software license and other cloud related services	1,712,910	3,383,772	5,226,520
Subtotal	2,976,913	6,069,572	15,686,998
AI solution services	15,138,032	19,701,268	33,638,104
Total revenues	$42,537,106	$59,794,661	$82,249,571

The Company disaggregates revenue by transferal of products/services as follows:

	For the Years Ended June 30,
	2025	2024	2023
Services transferred over time	$24,280,366	$32,370,145	$31,910,013
Services transferred at a point in time	2,976,913	6,069,572	14,797,126
Goods transferred at a point in time	15,279,827	21,354,944	35,542,432
Total revenues	$42,537,106	$59,794,661	$82,249,571

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

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses of $1,282,267, $1,460,948, and $360,735 for the years ended June 30, 2025, 2024 and 2023, respectively, were included in selling and marketing expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee wages and benefits, including stock-based compensation expense, for research and development personnel. Research and development costs are expensed as incurred in accordance with ASC 730, “Research and Development”.

Government Grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized when received. Government grant with certain operating conditions is recorded as liability when received and will be recognized in earnings when the conditions are met. For the years ended June 30, 2025, 2024 and 2023, the Company recognized government grant of $248,637, $578,761 and $183,451, respectively, in other income, net in the consolidated statements of operations and comprehensive loss. There was no government grant deferred and included in liabilities as of June 30, 2025 and 2024.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of June 30,
	2025	2024	2023
Year-end spot rate	7.1636	7.2672	7.2513

	For the Year Ended June 30,
	2025	2024	2023
Average rate	7.2143	6.9728	6.9536

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

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, accounts and notes payable, short-term borrowings and accrued expenses and other liabilities. The Company measures short-term investments at fair value on a recurring basis. Short-term investments include wealth management products issued by certain banks and financial institutions, which are valued based on the NAV or its equivalent provided by these banks or financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of June 30, 2025 and 2024, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

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

Concentration and Credit Risk

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025 and 2024, $ 2,057,188 and $7,253,466 were deposited in financial institutions in the PRC, and each bank provides a deposit insurance with the maximum limit of RMB500,000 (equivalent to approximately $69,000) to each of the Company’s subsidiaries who has an associated account(s) in that bank. None of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) insurance. To limit the exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

3) Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers. As of June 30, 2025 and 2024, one and one customer accounted for 10% of total accounts receivable, respectively. One, one and nil customer accounted for 10% or more of total revenue for the years ended June 30, 2025, 2024 and 2023, respectively.

4) Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Recently Issued Accounting Standards

Recent accounting pronouncements adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this new standard beginning from June 1, 2024 on a retrospective basis and please refer to Note 2 for further details.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. For public business entities, this update is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company expects the adoption of the ASU will result in additional disaggregation of expense captions within its footnote disclosures.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Company is assessing the impact of adoption of the ASU on the consolidated financial statements.

3 - ACQUISITION OF NON-CONTROLLING INTERESTS

On March 4, 2023, the Company entered into a share purchase agreement (“SPA”) with the then non-controlling shareholders of Beijing Deran, pursuant to which the Company acquired the remaining 49% equity interests of Beijing Deran by issuing 1,278 Class A ordinary shares, as calculated pursuant to the terms specified in the SPA, and paying a cash consideration of RMB3.5 million (approximately $483,000), to such shareholders. Upon closing of the acquisition of the 49% equity interest, the Company became the sole shareholder of Beijing Deran. The Company accounted for the transaction as an equity transaction and recognized the difference between the carrying amount of the non-controlling interests of $1,486,074 and the consideration of $1,482,572 as an adjustment against additional paid-in capital.

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

On December 23, 2022, the Merger was consumed with completion of the following transactions and consequently, Fuwei changed its name to “Baijiayun Group Ltd” and the shareholders of BJY and shareholders of Fuwei owned 96.79% and 3.21% interest of Baijiayun Group Ltd, respectively, upon consummation of the Merger:

-	Each BJY ordinary share that is issued and outstanding immediately prior to the Merger was cancelled in exchange for the right to receive the number of Fuwei newly issued ordinary shares as is equal to one (1) multiplied by the conversion ratio of 0.7807324;

-	Each BJY preferred share that is issued and outstanding immediately prior to the Merger was cancelled in exchange for the right to receive the number of Fuwei newly issued ordinary shares as is equal to one (1) multiplied by the conversion ratio of 0.7807324;

-	805,200 ordinary shares, consisting of 259,361 Class A ordinary shares, and 545,840 Class B ordinary shares, were issued to BJY’s ordinary and preferred shareholders based on the conversion ratio;

-	Warrants to subscribe for 179,649 Class A ordinary shares were issued to certain preferred shareholders of BJY in lieu of shares issuable in connection with the share allotment and the automatic conversion of the convertible redeemable preferred shares upon the completion of the Merger as the required overseas direct investment (“ODI”) filings had not been completed. See Note 15.

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

Amount
Assets acquired and liabilities assumed:
Assets held for sale
Inventories	5,856,077
Other current assets	44,572,781
Fixed assets	16,644,971
Land use rights	2,051,673
Other non-current assets	186,452
Fair value adjustment on assets held for sale in connection with the Fuwei Disposition (giving effect of $520,000 costs to sell)	(21,227,128)
Total assets held for sale, net	48,084,826

Liabilities held for sale
Short-term borrowing	9,424,114
Other current liabilities	8,930,900
Other non-current liabilities	249,812
Total liabilities held for sale	18,604,826
Net assets acquired classified as held for sale	29,480,000
Consideration:
Number of outstanding ordinary shares held by Fuwei’s shareholders as of December 23,2022	32,659
Closing price of Fuwei’s ordinary shares as of December 23, 2022	830
Fair value of Fuwei shareholders’ 3.21% interest of Baijiayun Group Ltd as of December 23, 2022	27,106,447
Total consideration	27,106,447
Bargain purchase gain	(2,373,553)

Acquisition of Beijing Hydrogen

In March 2023, the Company entered into an equity acquisition agreement with shareholders of Beijing Hydrogen to acquire 100% equity interest of Beijing Hydrogen. The total consideration includes a cash payment of RMB3,245,750 (approximately $473,000) and the issuance to such shareholders a total of 18,047 Class A ordinary shares, as calculated pursuant to the terms specified in the underlying equity acquisition agreement. The fair value of consideration associated with these shares issued is measured by the quoted price of the Company’s Class A ordinary shares on the acquisition date.

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

	Amount	Amortization
	US$	Years

Current assets	807,891
Property and equipment, net	2,076
Other long-term assets	589
Customer relationship	2,038,558	8.75
Apipost data	1,033,840	Indefinite life
Technology	829,984	5
Total identifiable assets acquired	4,712,938

Current liabilities	197,236
Deferred tax liabilities	585,357
Total liabilities assumed	782,593

Net identifiable assets acquired	3,930,345

Number of Class A ordinary shares issued as consideration*	18,047
Quoted price of Class A ordinary shares on acquisition date*	769
Fair value of Class A ordinary shares issued as consideration	13,877,605
Cash consideration	472,618
Total purchase consideration	14,350,223
Goodwill	10,419,878

As of June 30, 2025, $15,136 of the cash acquisition proceeds remained unpaid to the former shareholders.

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

After the acquisition date, Beijing Hydrogen contributed revenues and net income of $4,524,672 and $2,078,315 to the Company for the year ended June 30, 2024

Acquisition of Wuhan BaiJiaYun

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

After the acquisition date, Wuhan BaiJiaYun contributed revenues and net loss of $1,926,137 and $535,534 to the Company for the year ended June 30, 2024. Pro forma results reflecting this transaction were not presented because Wuhan BaiJiaYun is not significant to the Company’s consolidated financial results.

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

After the acquisition date, Baijiayi contributed revenues and net loss of nill and $2,360 to the Company, respectively. Pro forma results reflecting this transaction were not presented because Baijiayi is not significant to the Company’s consolidated financial results.

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

Disposition of Baijiayi

In January 19,2025, the Group disposed the 51% equity interest of Baijiayi held by Group with consideration of nil. Upon closing, the Company no longer has any involvement in the operation of Wuhan BaiJiaYun. The disposal of this subsidiary did not represent a strategic shift that had a major effect on the Company’s operations and financial results. As Wuhan BaiJiaYun had negative net assets at the disposition date, the disposition resulted in a gain of $4,970, which was included in the consolidated statements of operations and comprehensive income (loss).

6 - ACCOUNTS RECEIVABLE, NET

As of June 30, 2025 and 2024, accounts receivable, net consisted of the following:

	As of June 30,
	2025	2024
Accounts receivable	$38,026,298	$35,529,976
Less: Doubtful allowance	(31,274,753)	(11,558,087)
	$6,751,545	$23,971,889

Net provisions for doubtful accounts of accounts receivable were $20,084,455, $5,468,134 and $209,761 for the years ended June 30, 2025, 2024 and 2023, respectively. Movement of allowance for doubtful accounts was as follows:

	For the Years Ended June 30,
	2025	2024	2023
Balance at beginning of the year	$11,558,087	$6,325,311	$6,629,960
Provision	20,084,455	5,468,134	209,761
Effects of foreign exchange rate	(367,788)	(235,358)	(514,410)
Balance at end of the year	$31,274,753	$11,558,087	$6,325,311

7 - PROPERTY AND EQUIPMENT, NET

As of June 30, 2025 and 2024, property and equipment, net consisted of the following:

	As of June 30,
	2025	2024
Electronic equipment	$728,532	$737,372
Leasehold improvements	188,042	185,361
Office equipment	89,855	83,483
	1,006,429	1,006,216
Less: Accumulated depreciation	(911,916)	(876,111)
Property and equipment, net	$94,513	$130,105

For the years ended June 30, 2025, 2024 and 2023, depreciation expenses were $82,313, $240,466 and $257,141, respectively.

8 - INTANGIBLE ASSETS, NET

As of June 30, 2025 and 2024, intangible assets, net, consisted of the following:

	As of June 30,
	2025	2024
Self-developed communications platform	$2,405,362	$2,371,072
Distribution channel	907,365	894,430
Technology	1,228,432	1,210,920
Backlog	247,082	243,560
Customer relationship	1,954,325	1,926,464
Apipost data	991,122	976,993
Other	5,245	5,172
	7,738,933	7,628,611
Less: Accumulated amortization	(3,295,243)	(1,980,137)
Intangible assets, net	$4,443,690	$5,648,474

For the years ended June 30, 2025, 2024 and 2023, amortization expenses were $651,532, $813,622 and $666,971, respectively.

Estimated future amortization expense related to intangible assets held as of June 30, 2025 is as follows:

For the Year Ended June 30,	Amortization
2026	$1,078,712
2027	1,018,542
2028	695,183
2029	257,992
2030	197,823
Thereafter	204,316
Total	$3,452,568

9 - LEASES

The Company leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 5 months and 29 months. The Company includes the renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of June 30,
	2025	2024
Right of use assets	$643,933	$700,108

Operating lease liabilities, current	$321,388	$124,512
Operating lease liabilities, noncurrent	315,095	503,847
Total operating lease liabilities	$636,483	$628,359

Other information about the Company’s leases is as follows:

	For the Years Ended June 30,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$421,725	$167,049	$622,188

Supplemental lease cash flow disclosure
Operating lease right of use assets obtained in exchange for operating lease liabilities	$666,058	$656,562	$32,958

Weighted average remaining lease term (years)	2.12	3.14	1.61
Weighted average discount rate	3.97%	4.75%	4.75%

Operating lease expenses were $294,778, $515,034, $598,993, respectively, for the years ended June 30, 2025, 2024 and 2023. Short-term lease expenses were $19,363, $225,356 and $55,567, respectively, for the years ended June 30, 2025, 2024 and 2023.

The Company’s maturity analysis of operating lease liabilities as of June 30, 2025 is as follows:

Operating
For the Year Ended June 30,	leases
2026	$340,609
2027	263,494
2028	59,447
2029	-
Total lease payments	663,550
Less: Imputed interest	(27,067)
Present value of lease liabilities	636,483
Less: Operating lease liabilities, current	(321,388)
Operating lease liabilities, noncurrent	$315,095

10 - LONG-TERM INVESTMENT

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

For the years ended June 30, 2025, 2024 and 2023, the movement of equity investments without readily determinable fair value measured at Measurement Alternative consisted of the following:

	For the Years Ended June 30,
	2025	2024	2023
Balance at beginning of the year	$—	$—	$22,395
Investment in Wuhan Qiyunshilian	—	—	—
Transfer of investment in Wuhan Qiyunshilian	—	—	—
Business combination achieved in stages	—	—)	(20,686
Change of accounting method	23,032,693	23,083,197	23,083,197
Investment classified as held for sale asset	—	—	(23,083,197)
Provision for impairment	(23,032,693)	(23,032,693)	—
Effects of foreign exchange rate	—	(50,504)	(1,709)
Balance at end of the year	$—	$—	$—

11 - GOODWILL, NET

Goodwill, net, consisted of the following:

	As of June 30,
	2025	2024
Beginning balance	$11,630,956	$10,945,553
Acquisition	-	709,351
Disposal	(20,743)	-
Exchange differences	$168,207	$(23,948)
Ending balance	11,778,420	11,630,956
Accumulated impairment	(11,778,420)	(10,205,471)
Goodwill, net	$-	$1,425,485

The Company performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. In its goodwill impairment assessment as of June 30, 2024 and 2025, the Company concluded that the carrying amount of the reporting unit exceeded its implied fair value. The Company recorded the impairment losses of $1,415,341, $10,636,358 and nil, for the years ended June 30, 2025, 2024 and 2023, respectively. The Company determined the fair value of the reporting unit by using the income approach with significant unobservable inputs.

12 - ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2025 and 2024, accrued expenses and other liabilities consisted of the following:

	As of June 30,
	2025	2024
Accrued payroll and welfare	$1,039,450	$4,135,618
VAT and other taxes payable	667,606	601,034
Investment consideration payable	192,652	189,906
Accrued expenses	319,357	410,999
Interest payable	6,973	6,766
	$2,226,038	$5,344,323

13 - BORROWINGS

As of June 30, 2025, the short-term borrowings mainly consisted of working capital loans at with annual interest rates ranging from 3.36% to 3.85% and maturity term of twelve months. All outstanding short-term borrowings as of June 30, 2025 were guaranteed by one of the Company’s VIE entities in the consolidated group.

14 - CONVERTIBLE NOTES

On December 6, 2024, the Company entered into a Standby Equity Purchase Agreement and a Convertible Promissory Note (collectively, the “Note Purchase Agreement”) with certain institutional investors, pursuant to which the Company agreed to issue and sell issue and sell up to US$50,000,000 aggregate principal amount of unsecured promissory notes (the “Convertible Notes”, each an “Convertible Note”) due to mature on December 6, 2026 (the “Convertible Note Maturity Date”). The Convertible Notes comprises advances in two stages.

The amount associated with the first stage is US15,000,000. In this stage, a 10% of discount was charged to the principal amount. The Investor shall, in its sole discretion, select the amount of the advance, and the time it desires to deliver each investor notice; provided that the amount of the advance selected shall not exceed the balance owed under all Convertible Notes outstanding on the date of delivery of the investor notice. The purchase price of the shares in respect of any advance pursuant to an investor notice shall be equal to the conversion price determined in the Note Purchase Agreement. The Investor shall pay the Purchase Price for the Shares to be issued pursuant to the Investor Notice by offsetting the amount of the purchase price to be paid by the Investor against an equal amount outstanding under the Convertible Notes.

The amount associated with the second stage is US35,000,000. In this stage, the Company shall, in its sole discretion, select the number of advance shares, not to exceed the maximum advance amount), it desires to issue and sell to the Investor. The purchase price of the shares in respect of any advance in this stage shall be equal to the conversion price determined in the Note Purchase Agreement.

The Company received the net proceeds of first installment of $6,580,000 in December 2024.

The Company incurred issuance costs of $620,000 which is presented on the balance sheet as a direct deduction from the Convertible Notes. Convertible Notes are classified as a long-term debt on balance sheet and measured at amortized cost; they do not meet the definition of a derivative; and not issued at a substantial premium or discount. None of the option features of the Convertible Notes were determined to meet the definition of a derivative if they were a freestanding instrument as they do not permit net settlement, or, the feature was determined to be clearly and closely related to the debt host contract. The fair value of the Convertible Notes approximates its carrying value as at the reporting date.

15 - SHARE BASED COMPENSATION

On October 1, 2021, BJY adopted the 2021 Share Option Plan (“2021 Plan”), under which the maximum number of shares that may be granted is 94,861 ordinary shares. During the year ended June 30, 2025, 2024 and 2023, an aggregate of nil, nil and nil restricted share units (“RSUs”), respectively, and an aggregate of nil, nil and 5,222 share options, respectively, were granted to management and employees under the 2021 Plan. The number of Class A ordinary share that the options and RSUs granted under the 2021 Plan are exercisable into were adjusted at rate of 1:0.7807324 as a result of the consummation of the Merger.

On January 21, 2023, the Company adopted 2023 Share Incentive Plan (“2023 Plan”), under which the maximum number of Class A ordinary shares that may be issued pursuant to all awards under such plan is initially 128,556,, which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all the Company’s issued and outstanding share capital as of the first date of such calendar year.

On April 12, 2024, the Company approved the 2024 Share Incentive Plan (“2024 Plan”), pursuant to which share-based awards may be granted to the Company’s employees, directors and consultants. Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 80,000.

RSUs

On October 1, 2021, BJY awarded 17,094 RSUs to employees and these RSUs were fully vested on December 31, 2021. If the recipient terminates the employment relationship with BJY before the vesting of the RSUs, the unvested portion will be forfeited. If the recipient terminates the employment relationship with BJY after the vesting of the RSUs, the recipient needs to exercise the RSUs within 30 days of resignation, otherwise the RSUs will be canceled. Each RSU has an exercise price of $0 (RMB 0.0001).

On March 31, 2023, the Company awarded 900 RSUs to its independent directors, with one-thirds of these RSUs vesting on March 31, 2023, 2024 and 2025, respectively. The exercise price of these RSUs is $0.

On October 31, 2023, the Company awarded 900 RSUs to its independent directors, with one-thirds of these RSUs vesting on October 31, 2023, the other two one-thirds of these RSUs vesting on March 31,2024 and 2025, respectively. The exercise price of these RSUs is $0.

On October 31, 2023, the Company awarded 56,237 RSUs to its employees. These RSUs vested on October 31, 2023. The exercise price of these RSUs is $0.

On December 31, 2024, the Company awarded 1,219 RSUs to its employees. These RSUs vested on June 30, 2025. The exercise price of these RSUs is $0.

On June 3, 2025, the Company awarded 130,000 RSUs to its employees. These RSUs vested on June 30, 2025. The exercise price of these RSUs is $0.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended June 30, 2025 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Awarded and unvested as of July 1, 2024	600	$507.50
Granted	131,219	$1.54
Cancelled/forfeited	—	$—
Vested	(131,819)	$3.27
Awarded and unvested as of June 30, 2025	-	$-
Expected to vest as of June 30, 2025	-	$-

For the year ended June 30, 2025 and 2024, the Company recognized share-based compensation expense of $439,307 and $14,212,499, respectively, in connection with the above RSU awards.

As of June 30, 2025, there was no unrecognized compensation expense related to RSUs is expected to be recognized.

Share Options

BJY awarded share options to management and employees. These options have graded vesting schedule over the requisite service period ranging between two and four years, exercise prices ranging from $0 to $276, (RMB0.01 to RMB2000) and expiration period ranging from four to six years. If the recipient terminates the employment relationship with BJY before the vesting of the share options, the unvested portion will be forfeited and the recipient needs to exercise the vested portion within 30 days of resignation, otherwise they will be cancelled. BJY also has the right, but not the obligation, to repurchase from the recipient the shares issued from the option exercise before the occurrence of the BJY’s listing.

The following table summarized the Company’s share option activities for the year ended June 30, 2025:

			Weighted
			Average	Weighted
		Weighted	Remaining	Average
		Average	Contract	Grant	Aggregate
	Number of	Exercise	Life	Date	Intrinsic
	Options	Price	Years	Fair value	Value
Options outstanding on July 1, 2024	70,451	52.46	2.26	136.41	1,559,571
Granted	5,825	$20.00	4.50	$70.20	—
Cancelled/forfeited	(6,230)	$127.46	—	$87.42	—
Exercised	—	—	—	—	—
Options outstanding on June 30, 2025	70,046	$22.55	1.39	$77.10	—
Options vested and exercisable on June 30, 2025	63,964	$40.82	1.34	$142.75	—

For the year ended June 30, 2025 and 2024, the Company recognized share-based compensation expense of $154,075 and $2,067,731, respectively, in connection with the above share options.

For the years ended June 30, 2025 and 2024 the fair value of the RSUs granted is determined based on the close trading price of the Company’s stock on the public market as they were issued after BJY’s listing through the reverse acquisition of the Company, the fair value of the options granted is determined using the Black Schole model for the year ended June 30, 2024 and 2025.

The key assumptions used to determine the fair value of the options at the grant date were as follows:

	For the Year Ended June 30,
	2025	2024
Expected volatility	164.98%	70.8%
Risk-free interest rate	4.38%	4.8%
Expected dividend yield	0.0%	0.0%
Exercise multiple	n/a	n/a
Expected life	5.00	5.42

The above inputs have been determined based on the following:

●	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies;

●	Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options;

●	Dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the option;

●	Exercise multiple is based on empirical research on typical share award exercise behavior.

●	Expected life is estimated based on the remaining maturity of the options.

As of June 30, 2025, $171,245 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 4.87 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

16 - EQUITY

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

Reverse Stock Split – Effective March 30, 2024, the Company implemented a 1-for-5 reverse stock split.

At the general meeting held on April 25, 2025, our shareholders approved a share consolidation of the issued and unissued class A ordinary shares of a par value of US$0.0001 each and the issued and unissued class B ordinary shares of par value of US$0.0001 each at a ratio of not less than one for five and not more than one for five hundred, with the exact ratio to be set at a whole number within the said range and the exact date to be determined by the board of directors of the Company in its sole discretion within one year after the date of passing the resolutions. On May 13, 2025, the board of directors of the Company approved the 2025 Share Consolidation with immediate effect, whereby every 20 then issued and outstanding class A ordinary shares were consolidated into one Class A ordinary share, par value US$0.002 per share and every 20 then issued and outstanding class B ordinary shares were consolidated into one Class B ordinary share, par value US$0.002 per share. Following the 2025 Share Consolidation, our authorized share capital became US$86,000 divided into 43,000,000 ordinary shares of par value of US$0.002 each in the share capital of the Company, divided into 20,000,000 Class A ordinary share of par value of US$0.002 each and 23,000,000 Class B ordinary share of par value of US$0.002 each.

BaiJiaYun Limited Equity

BJY’s authorized ordinary share capital is 458,694,920 shares of a par value of $0.0001. As of June 30, 2022, 440,693 ordinary shares were issued and outstanding.

In August 2022, BJY issued 312,838 ordinary shares to the existing shareholders of ordinary and preferred shares for no consideration in August 2022.

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

Baijiayun Group Ltd Equity

Class A Ordinary Shares

The Company is authorized to issue 400,000,000 shares of Class A ordinary shares, par value of $2.59504 per share. Upon completion of the Merger, the Company issued 259,361 Class A ordinary shares to shareholders of BJY. At the same time, the outstanding ordinary shares of Fuwei immediately before the completion of the Merger were recapitalized as 32,658 Class A ordinary shares.

In addition, the Company also issued share warrants to subscribe for 179,649 Class A ordinary shares to certain preferred shareholders of BJY in lieu of the share allotment and the shares issuable for the automatic conversion of the convertible redeemable preferred shares upon the completion of the Merger as the required ODI filings had not been completed. The share warrants accord the holders with all rights and obligations attached to the Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as shareholders of the Company.

During the year ended June 30, 2023, the Company issued 1,278 in connection with the acquisition of non-controlling interest of Beijing Deran (Note 3), and 18,046 Class A ordinary shares in connection with the acquisition of Beijing Hydrogen (Note 4), respectively.

In June 2023, 10,000 Class B ordinary shares was converted into 10,000 Class A ordinary shares of the Company.

From December 2024 to June 2025, 187,201 Classs A Ordinary Shares were issued to the investors of the Convertible Notes upon conversion (see Note 14).

As of June 30, 2025 and 2024, there were 852,088 and 664,887 Class A shares outstanding, respectively, after giving retrospective effects of reverse splits and recapitalization on equity due to reverse acquisition.

Class B Ordinary Shares

The Company is authorized to issue 460,000,000 shares of Class B ordinary shares, par value of $2.59504 per share. Upon completion of the Merger, the Company issued 545,840 Class B ordinary shares, which includes 74,061 Class B ordinary shares, after giving effect of share conversion in relation to the Merger, reserved for 2021 Share Incentive Plan and held by Duo Duo International Limited (“Duo Duo”). Duo Duo is not entitled to rights and benefits as Class B ordinary shareholder in relation to the shares mentioned above, except to exercise shareholder right corresponding to the Company’s instruction from time to time. As such, the 74,061 Class B ordinary shares reserved was not deemed outstanding for accounting purposes.

In June 2023, 10,000 shares was converted into 10,000 shares of the Company.

In July 2023, 163.895 Class B ordinary shares were converted into same number of Class A ordinary shares. The conversion did not cause change of control of the Company.

As of June 30, 2025 and 2024, there were 297,885 and 297,885 shares Class B ordinary shares outstanding, respectively, after giving retroactive effects of recapitalization on equity due to reverse acquisition and reverse stock splits of 1-for-5 in May 2024 and 1-for-20 in July 2025.

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

As of June 30, 2025 and 2024, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries set aside statutory reserves amounted to$1,117,828 and $1,117,828, respectively.

As of June 30, 2025 and 2024, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, of $66,388,083 and $66,396,340, respectively.

17 - INCOME TAX

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

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB1.0 million are eligible for a preferential tax rate of 5% for the tax years ended on December 31, 2020, a preferential tax rate of 2.5% for the tax years ended on December 31, 2021 and 2022, and a preferential tax rate of 5% for the tax year ended on December 31, 2023. For the tax years ended on December 31, 2020, Nanjing BaiJiaYun, was recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2020, BaiJiaYun Information Technology and Baijia Cloud Technology, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2021, Guizhou BaiJiaYun, Haoyu Xingchen, Xi’an BaiJiaYun, Henan BaiJiaYun, and BaiJiaYun WFOE, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%. For the tax year ended on December 31, 2022, Guizhou BaiJiaYun, Haoyu Xingchen, BaiJiaYun WFOE, Nanning Baishilian, Shanghai BaiJiaYun, Guangxi Weifang, Guangxi Chuanghe, Guangxi Hengsheng, Nanjing Baishilian, Xi’an BaiJiaYun, Henan BaiJiaYun were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%. For the tax year ended on December 31, 2023, Guizhou BaiJiaYun, Haoyu Xingchen, BaiJiaYun WFOE, Nanning Baishilian, Shanghai BaiJiaYun, Guangxi Weifang, Guangxi Chuanghe, Guangxi Hengsheng, Nanjing Baishilian, Xi’an BaiJiaYun, Henan BaiJiaYun, Xinjiang BaiJiaYun, Shaanxi BaiJiaYun, Baijia Yunlong, Zhejiang BaiJiaYun and Zhejiang WFOE were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2024, Guizhou BaiJiaYun, Haoyu Xingchen, BaiJiaYun WFOE, Nanning Baishilian, Shanghai BaiJiaYun, Guangxi Weifang, Guangxi Chuanghe, Guangxi Hengsheng, Nanjing Baishilian, Xi’an BaiJiaYun, Xinjiang BaiJiaYun, Shaanxi BaiJiaYun, Baijia Yunlong,Beijing Hydrogen, Beijing Deran and Guangzhou BaiJiaYun were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%.

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

The income tax expenses for the years ended June 30, 2025, 2024 and 2023 were comprised of the following:

	For the Years Ended June 30,
	2025	2024	2023
Current income tax expense	$7,654	$1,217,570	$83,633
Deferred income tax (benefit)	(4,274,542)	(1,413,789)	138,336)
Income tax (benefit)	$(4,266,887)	$(196,219)	$221,969

The reconciliation between the statutory income tax rate and the Company’s effective tax rate is as follows:

	For the Years Ended June 30,
	2025	2024	2023
Statutory tax rate	25.00%	25.00%	25.00%
Effect of tax holiday and preferential tax benefit	(23.79)%	(26.79)%	(25.36)%
Effect of research and development credits	(20.10)%	52.31%	38.42%
Effect of other non-deductible expenses	(0.21)%	(0.43)%	(0.84)%
Effect of change in valuation allowance	(0.00)%	(49.10)%	(40.38)%
Effective tax rate	(19.10)%	0.99%	(3.16)%

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	For the Years Ended June 30,
	2025	2024
Deferred tax assets
Allowance for doubtful accounts receivables and other receivables	$4,577,472	$1,559,483
Net operating loss carrying forwards	12,435,377	11,408,888
Share-based compensation	3,639,981	3,423,511
Unrealized profit	4,078,848	4,270,416
Others	51,774	21,075
Total deferred tax assets	24,783,452	20,683,373
Less: Valuation allowance	(17,462,079)	(17,604,415)
Total deferred tax assets, net	7,321,373	3,078,958
Deferred tax liabilities
Intangible assets recognized from acquisition	(494,725)	(593,055)
Total deferred tax liabilities, net	$(494,725)	$(593,055)

The rollforward of valuation allowance of deferred tax assets is as follows:

	June 30,	June 30,	June 30,
	2025	2024	2023
Balance at beginning of the year	$17,604,415	$10,497,506	$8,430,810
Additions of valuation allowance	(368,665)	7,451,427	2,825,896
Foreign currency translation adjustments	226,329	(344,518)	(759,200)
Balance at end of the year	$17,462,079	$17,604,415	$10,497,506

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

As of June 30, 2025, 2024 and 2023, due to uncertainties surrounding future utilization on the Company’s subsidiaries, the VIE and VIE’s subsidiaries accrued valuation allowance of $4,078,848, $11,644,828 and $10,497,506, respectively, against the deferred tax assets based upon management’s assessment as to their realization. The Company’s subsidiary established in Hong Kong is for investment holding purposes, and all deferred tax assets associated with the cumulative losses of the subsidiary in Hong Kong is fully reserved as the realization is improbable.

The amount of cumulative net operating loss in 2025 and the year of expiration are as follows:

		Earliest year of
		expiration
	Amount	if not utilized
Tax jurisdiction
PRC	$82,467,156	2026
Hong Kong	$3,243,838	No expiration

Uncertain Tax Position

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years ended on December 31, 2020 through 2024 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

18 - LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended June 30, 2025, 2024 and 2023:

	For the Years Ended June 30,
	2025	2024	2023
Loss from continuing operations per share
Numerator:
Net loss attributable to the Company	$(16,107,390)	$(81,854,633)	$(6,253,518)
Accretion of convertible redeemable preferred shares	—	—	(2,001,777)
Net loss attributable to ordinary shareholders – basic and diluted	$(16,107,390)	$(81,854,633)	$(8,255,295)
Denominator:
Weighted average ordinary shares outstanding – basic and diluted (1)(2)(3)	1,033,554	962,772	746,343
Loss per share – basic and diluted	$(15.58)	$(85.02)	$(11.00)

Earnings (loss) from discontinued operations per share
Numerator:
Income from discontinued operations attributable to the Company	$—	$—	$520,000
Income from discontinued operations attributable to ordinary shareholders – basic and diluted	$—	$—	$520,000
Denominator:
Weighted average ordinary shares outstanding – basic and diluted(1)(2)	—	—	149,269
Earnings per share – basic and diluted	$—	$—	$0.60

(1)	After giving retrospective effects of the 1-for-20 reverse stock split effective on May 13, 2025.

(2)	The basic weighted average ordinary share outstanding also includes share warrants to subscribe for 179,649 Class A ordinary shares as the share warrants accord the holders with all rights and obligations attached to the Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as shareholders of the Company.

(3)	According to the M&A, Class A and Class B ordinary shares shall rank pari passu and have the same rights, preferences, privileges and restrictions, except for the voting rights, where each share of Class B ordinary shares shall have 15 votes and each share of Class A ordinary shares shall have one vote, and the conversion rights, where each share of Class B ordinary shares shall be convertible into one share of Class A ordinary shares, whereas Class A ordinary shares are not convertible into Class B ordinary shares. As such, the weighted average ordinary shares outstanding represents the combined number of Class A and Class B ordinary shares.

Basic and diluted earnings (loss) per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding convertible redeemable preferred shares, share options and RSUs were excluded from the computation of diluted earnings (loss) per share for years ended June 30, 2025, 2024 and 2023, as their effects would be anti-dilutive during the respective year.

19 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 9.

The total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office as of June 30, 2025 are payable as follows:

Lease Commitment
Within 1 year	21,846
1-2 years	21,846
Total	43,692

From time to time, the Company may be involved in various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2025 and 2024 except for the guarantee the Company provided to Nanjing Baishi Cloud Technology Co., Ltd. (“Nanjing Baishi Cloud”).

20 - RELATED PARTY TRANSACTIONS

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

2) Transactions with related parties

During the years ended June 30, 2025, 2024 and 2023, the transactions with related parties were as follows:

Sales to related parties

	For the Years Ended June 30,
	2025	2024	2023
Beijing Huatu*	$—	$—	$512,699
Jinan Zhongshi Huiyun	—	—	2,378,357
Nanjing Guosheng Huaxing	—	5,868	2,072,100
Suzhou Saimeite	—	—	12,610
	$—	$5,868	$4,975,766

*	Upon the consummation of the Merger, Beijing Huatu was no longer regarded as a related party, as the shareholding of Huatu Hong Yang International Limited in our company decreased to below 5% on a fully-diluted basis.

Purchase from related parties

	For the Years Ended June 30,
	2025	2024	2023
Nanjing Guosheng Huaxing	$—	$65,199	$35,131
Jinan Zhongshi Huiyun	—	(7,537)	413,686
Shenzhen Zhixie Yunbi	—	—	445
	$—	$57,663	$449,262

Sale and exchange of investment with related parties

In June 2023, the Company entered into an agreement to sell 15% of the equity interest in Hongxin Wanda to Gangjiang Li for an aggregate consideration of RMB88.0 million (approximately $12.1 million) in cash. Meanwhile, the Company entered into an agreement to transfer another 15% of the equity interest in Hongxin Wanda to Shanghai Jiani Jiarui in exchange for 175,900,000 fund shares in Saimeite Deqing held by Shanghai Jiani Jiarui. The two sale transactions were not comsumarated as of June 30, 2025. See Note 10.

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

		Maximum
	Carrying	exposure to
	Amount	loss
Guarantee provided by the Company to Nanjing Baishi Cloud	$—	$6,343,690

In July 2025, the loan was repaid by  Nanjing Baishi Cloud and therefore the loan guarantee by Nanjing BaiJiaYun has been released since July 2025.

As of June 30, 2025 and 2024, the balances with related parties were as follows:

	June 30,	June 30,
	2025	2024
Prepayments - related parties
Nanjing Guosheng Huaxing	$65,847	$64,908
Jinan Zhongshi Huiyun	—	—
	$65,847	$64,908

Accounts payable - related parties
Jinan Zhongshi Huiyun	$198,301	$—
	$198,301	$—

Due to related parties
Beijing Guosheng Huaxing	$67,005	$49,538
Beijing Zhongshi Huiyun	50,254	66,050
Total	$117,259	$115,588

21 - SUBSEQUENT EVENTS

On July 2, 2025, Baijiayun VIE, Zhejiang WFOE and Guangxi Yunqi Baichuan Technology Co., Ltd. signed Exclusive Technical and Consulting Services Agreement, Powers of Attorney, Exclusive Option Agreement and Equity Interest Pledge Agreement (collectively, “VIE agreements”). On September 10, 2025, Baijia Cloud Technology, Zhejiang WFOE and Guangxi Yunqi Baichuan Technology Co., Ltd. signed the VIE agreements. Guangxi Yunqi Baichuan Technology Co., Ltd. became the new shareholder of the VIEs.

22 - PARENT ONLY FINANCIAL STATEMENTS

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

Condensed balance sheets of the parent company

	As of June 30,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$8,092,529	$1,398,720
Total current assets	8,092,529	1,398,720

Investments in subsidiaries, VIEs and VIEs’ subsidiaries	—	9,686,396
Due from subsidiaries, VIEs and VIEs’ subsidiaries	11,628,591	16,200,789
Total non-current assets	11,628,591	25,887,185
Total assets	$19,721,120	$27,285,905

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Due to subsidiaries, VIEs and VIEs’ subsidiaries	$2,107,016	$1,981,816
Total current liabilities	2,107,016	1,981,816
Convertible notes payable	4,692,105	—
Total non-current liabilities	4,692,105	—
Total liabilities	6,799,121	1,981,816

Shareholders’ equity
Class A ordinary shares (par value $0.002 per share; 20,000,000 shares authorized, 852,081 and 664,887 shares issued and outstanding as of June 30, 2025 and 2024, respectively) (1)	1,704	1,330

Class B ordinary shares (par value $0.002 per share; 230,000,000 shares authorized, 297,885 and 297,885 shares issued and outstanding as of June 30, 2025 and 2024, respectively) (1)	596	596

Additional paid-in capital	136,595,192	133,091,187
Statutory reserve	1,117,828	1,117,828
Accumulated deficit	(122,305,327)	(106,197,907)
Accumulated other comprehensive loss	(2,487,994)	(2,708,945)
Total shareholders’ equity attributable to controlling interest	12,921,999	25,304,089
Total liabilities, mezzanine equity and shareholders’ equity	$19,721,120	$27,285,905

(1)	Retrospectively restated for the 1-for-20 reverse stock split effective on May 13, 2025.

Condensed statement of comprehensive loss

	For the year ended June 30,
	2025	2024
Operating expenses
General and administrative expenses	$(304,578)	$(21,109,992)
Interest expense	(542,105)	—
Total operating expenses	(846,683)	(21,109,992)
Loss from operations	(846,683)	(21,109,992)

Gain (loss) from investment in subsidiaries	(15,802,813)	(60,744,641)
Net loss from continuing operations attributable to controlling interest	(16,649,496)	(81,854,633)
Net income from discontinued operations attributable to controlling interest	—	—
Net loss from continuing operations attributable to ordinary shareholders	(16,649,496)	(81,854,633)
Net income from discontinued operations attributable to ordinary shareholders	—	—

Net loss	(16,649,496)	(81,854,633)
Other comprehensive income (loss)
Foreign currency translation adjustments	220,951	1,752,627
Total comprehensive loss	(16,428,545)	(80,102,006)
Comprehensive loss attributable to ordinary shareholders	$(16,428,545)	$(80,102,006)

Condensed statement of cash flows

	For the year ended June 30,
	2025	2024
Net cash used in operating activities	$(3,129,038)	$(1,354,873)
Net cash used in investing activities	$—	$—
Net cash provided by financing activities	$5,672,473	$2,753,593
Net increase in cash, cash equivalents and restricted cash	$2,543,435	$1,398,720
Cash, cash equivalents and restricted cash at beginning of the year	$1,398,720	$—
Cash, cash equivalents and restricted cash at end of the year	$8,092,529	$1,398,720