Form 20-F
period 2026-06-30
Baijiayun Group Ltd
filed 2026-10-23
CIK 1381074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

As of June 30, 2026, there were (1) 1,680,628 ordinary shares, par value US$0.002 per share of Baijiayun Group Ltd, including 1,203,094 Class A ordinary shares and 297,885 Class B ordinary shares, par value of US$0.002 per share, and (2) 179,649 warrants to purchase 179,649 Class A ordinary shares, in each case issued and outstanding.

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

INTRODUCTION

Conventions that apply to this annual report on Form 20-F

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

●	“BaiJiaYun Group” means BaiJiaYun Group Co., Ltd., a PRC limited liability company.

●	“Baijia Cloud Technology” means Baijia Cloud Technology Co., Ltd., a PRC limited liability company.

●	“Beijing WFOE” means Beijing Baishilian Technology Co., Ltd., a PRC limited liability company.

●	“BOPET film business” means the manufacture and distribution of BOPET (biaxially-oriented polyethylene terephthalate) film principally engaged by Fuwei.

●	“BJY” means BaiJiaYun Limited, a Cayman Islands exempted company with limited liability and the wholly-owned subsidiary of Baijiayun Group Ltd.

●	“CAC” means the Cyberspace Administration of China.

●	“Capital Reorganization” means the capital reduction and the change of authorized share capital as approved by our shareholders on May 29, 2024.

●	“China” or “PRC” means the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau.

●	“Class A ordinary share” means a Class A ordinary share in the capital of our company, with a par value of US$0.002 per share.

●	“Class B ordinary share” means a Class B ordinary share in the capital of our company, with a par value of US$0.002 per share.

●	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

●	“CSRC” means the Chinese Securities Regulatory Commission.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

●	“fiscal year” means the period from July 1 of the previous calendar year to June 30 of the concerned calendar year.

●	“Fuwei” means Fuwei Films (Holdings) Co., Ltd., the former name of our company prior to the consummation of the Merger.

●	“GAAP” means United States generally accepted accounting principles.

●	“HFCAA” means the Holding Foreign Companies Accountable Act.

●	“IRS” means the U.S. Internal Revenue Service.

●	“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

●	“Merger” means the transaction pursuant to an agreement and plan of merger, dated as of July 18, 2022 (the “Merger Agreement”), by and between Fuwei and BJY, pursuant to which a wholly-owned subsidiary of Fuwei (“Merger Sub”) was merged with and into BJY, with BJY being the surviving entity and a wholly-owned subsidiary of Fuwei. Shareholders of BJY exchanged all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei in a transaction exempt from the registration requirements under the Securities Act.

●	“MIIT” means the Ministry of Industry and Information Technology of the PRC.

●	“MOFCOM” means the Ministry of Commerce of the PRC.

●	“ordinary shares” means, collectively, our Class A ordinary shares and Class B ordinary shares.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“RMB” or “Renminbi” means the legal currency of China.

●	“video-centric technology solution business” means Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions and cloud and software related solutions and enterprise AI and system solutions offered by BJY, which is expected to be our principal business after the Merger.

●	“SAFE” means the State Administration of Foreign Exchange of the PRC.

●	“SAIC” means the State Administration for Industry and Commerce of the PRC.

●	“SAT” means the State Administration of Taxation of the PRC.

●	“SCNPC” means the Standing Committee of the National People’s Congress of the PRC.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

●	“2024 Share Consolidation” means the five-to-one share consolidation, effective on May 30, 2024, whereby every five then issued and outstanding class A ordinary shares were consolidated into one class A ordinary share, par value US$2.59504 per share and every five then issued and outstanding class B ordinary shares were consolidated into one class B ordinary share, par value US$2.59504 per share. Following the Capital Reorganization, the par value per share was changed to US$0.0001.

●	“2025 Share Consolidation” means the 20-to-one share consolidation, effective on May 13, 2025, whereby every 20 then issued and outstanding class A ordinary shares were consolidated into one Class A ordinary share, par value US$0.002 per share and every 20 then issued and outstanding class B ordinary shares were consolidated into one Class B ordinary share, par value US$0.002 per share.

●	“U.S. GAAP” means United States generally accepted accounting principles.

●	“US$” or “U.S. dollars” means the legal currency of the United States of America.

●	“variable interest entity” or “VIE” means the entity that Baijiayun Group Ltd consolidates through contractual arrangements, Baijia Cloud Technology. Before December 2025, VIE also included BaiJiaYun Group Co., Ltd.

●	“we,” “us,” “our company” and “our” mean Baijiayun Group Ltd, a Cayman Islands exempted company with limited liability (formerly known as Fuwei Films (Holdings) Co., Ltd.), and its subsidiaries, the VIE and its respective subsidiaries.

●	“WFOEs” means our wholly foreign-invested enterprises in China, including Beijing WFOE, Zhejiang WFOE, Shenzhen Baishilian Technology Co., Ltd., Nanning Baishilian Information Technology Co., Ltd., and Nanjing Baishilian Technology Co., Ltd.

●	“Zhejiang WFOE” means Zhejiang Baijiashilian Technology Co., Ltd., a PRC limited liability company.

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

As such, the historical financial statements prior to the consummation of the Merger, including the audited consolidated statements of operations and comprehensive income (loss), changes in shareholders’ deficit and cash flows for the 2021 and 2022 fiscal years, and the consolidated balance sheets as of June 30, 2022, relate to BJY. This annual report on Form 20-F also includes the audited consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for the 2026 fiscal year, and the consolidated balance sheets as of June 30, 2026 of our company. The reporting currency is U.S. dollars.

v

Cautionary Note Regarding Forward-looking Statements

This annual report on Form 20-F contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact in this annual report on Form 20-F are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will” and similar expressions. These forward-looking statements include, without limitation, statements relating to:

●	our ability to continuously develop new technology, services and products and keep up with changes in the industries that we operate;

●	the expected growth of China’s video cloud industry and our future business development;

●	our expected growth in demand and market acceptance for our products and services;

●	our ability to protect and enforce our intellectual property rights;

●	our ability to attract and retain qualified executives and personnel;

●	the impact of the ongoing COVID-19 pandemic and the effects of government and other measures seeking to contain its spread;

●	U.S.-China trade war and its effect on our operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements;

●	the effect of the Merger on our ability to maintain relationships with its customers and business partners, or on our results of operations and business generally; and

●	other risk factors discussed under “Item 3. Key Information — D. Risk Factors.”

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

Item 3. Key Information

Implications of Being a Company with the Holding Company Structure and the VIE Structure

Baijiayun Group Ltd is a Cayman Islands holding company with no substantive operations. We have carried out our video-centric technology solution business through Zhejiang WFOE since January 2, 2023 (and through Beijing WFOE from September 7, 2021 to January 1, 2023) and its contractual arrangements, commonly known as the VIE structure, with the VIE based in China and their shareholder, due to the PRC regulatory restrictions on direct foreign investment in internet-related services. Our shareholders hold the equity securities of Baijiayun Group Ltd, the Cayman Islands holding company, rather than the equity securities of the VIE, through which our operations are conducted.

The VIE structure was established through a series of agreements entered into among Zhejiang WFOE, the VIE and its shareholder, comprising exclusive technical and consulting services agreements, powers of attorney, exclusive option agreements, and equity interest pledge agreements. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the VIE, (2) receive substantially all of the economic benefits of the VIE, (3) have the pledge right over the equity interests in the VIE as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements and Corporate Structure.”

The VIE structure is not the equivalent of an investment in the equity interest of such entities. Neither Baijiayun Group Ltd nor our WFOEs owns any equity interests in the VIE and its respective subsidiaries. Our contractual arrangements with the VIE and its shareholder are not the equivalent of an investment in the equity interests of the VIE, and investors may never hold equity interests in the VIE and its respective subsidiaries. Instead, we are regarded as the primary beneficiary of the VIE and we consolidate the financial results of the VIE and its respective subsidiaries under U.S. GAAP in light of the VIE structure.

The VIE structure involves unique risks to holders of our ordinary shares. It may be less effective than direct ownership in providing us with operational control over the VIE or their respective subsidiaries, and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIE and its shareholder could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholder of their obligations under the contracts to direct the VIE’s activities. The shareholder of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and we are uncertain whether we can get support under the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholder through Zhejiang WFOE. As of the date of this annual report, the agreements under the contractual arrangements among Zhejiang WFOE, the VIE and its shareholder have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, registrations or approvals, the relevant PRC regulatory authorities would have discretion to take action in dealing with such violations or failures according to PRC laws or regulations. The PRC regulatory authorities could disallow the VIE structure in the future. If our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our beneficiary interests in those operations. Our Cayman Islands holding company, our subsidiaries, the VIE and its respective subsidiaries, and our shareholders face uncertainties with respect to future PRC laws that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company and the VIE and its respective subsidiaries as a whole. For details, see “— D. Risk Factors — Risks Related to Our Corporate Structure.”

Revenues contributed by the VIE and its subsidiaries accounted for substantially all of our total revenues in the 2024, 2025 and 2026 fiscal years. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, our WFOEs and the VIE during the 2024, 2025 and 2026 fiscal years, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “—Permissions Required from the PRC Authorities for Our Operations.”

Cash and Asset Flows through Our Organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur may highly depend upon dividends paid by Zhejiang WFOE to us and service fees paid by the VIE to Zhejiang WFOE, despite that we may obtain financing at the holding company level through other methods. For instance, if any of Zhejiang WFOE or the VIE incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Baijiayun Group Ltd, the WFOEs and the VIE have paid any dividends or made any distributions to the respective shareholder(s), including any U.S. investors. In the 2024, 2025 and 2026 fiscal years, the VIE did not pay any service fees to our WFOEs under the contractual arrangements. For details, see “Item 5. Operating and Financial Review and Prospects — Financial Information Related to the VIE.” We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of Zhejiang WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Baijiayun Group Ltd, its subsidiaries (including Zhejiang WFOE), and the VIE. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under PRC laws and regulations, the WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, the WFOEs and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by the WFOEs out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of the WFOEs and the net assets of the VIE in which we have no legal ownership. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Baijiayun Group Ltd and BaiJia Cloud Limited, our Hong Kong subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Baijiayun Group Ltd, its subsidiaries, the VIE and its respective subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business,” and “— D. Risk Factors — Risks Related to Doing Business in China —PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to the WFOEs and the VIE, or to make additional capital contributions to the WFOEs.”

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. As of June 30, 2025 and 2026, (1) the aggregate amount of capital contribution by us to our subsidiaries in Hong Kong was US$2.0 million and US$2.0 million, respectively; and (2) the aggregate amount of capital contribution by us to the WFOEs through our subsidiaries in Hong Kong was US$3.4 million and US$3.4 million, respectively. For the 2025, 2026 fiscal years, there were no loans between the VIE and the WFOEs, net cash transferred by the VIE to the WFOEs, or transfer of assets within our organization. For details, see “Item 5. Operating and Financial Review and Prospects — Financial Information Related to the VIE.”

Permissions Required from the PRC Authorities for Our Operations

We currently conduct our video-centric technology solution business in China through Zhejiang WFOE and the VIE. Our operations in China are governed by PRC laws and regulations. We and the VIE are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Zhong Lun Law Firm, Zhejiang WFOE and the VIE have obtained all material licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, value-added telecommunications business operation licenses with service scope for provision of information services. Given the possible differences of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities due to different understanding, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIE will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIE may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIE may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — We may be required to obtain and maintain permits, filings and licenses to operate our business in China.”

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

Dividend Distribution and Taxation

As of the date of this annual report, none of Baijiayun Group Ltd, the WFOEs and the VIE has paid any dividends or made any distributions to their shareholder, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information —Dividend Policy” for details.

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

Summary of Risk Factors

Risks Related to Our Business and Industry

●	We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If the market does not grow as expected, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow.

●	Our results of operations and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products.

●	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

●	If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer.

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	We have incurred, and may continue to incur, net losses.

●	Our limited operating history makes it difficult to evaluate our current business and prospects and our results of operations may fluctuate from time to time.

●	We generated a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of such major customers would result in lower revenues and could harm our business.

●	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

●	We have granted and may continue to grant share-based awards, which could lead to substantial share-based compensation expenses and significant dilutive effect to existing shareholders.

●	An occurrence of a natural disaster, widespread health epidemic or other outbreaks, such as the outbreak of COVID-19, could have a material adverse effect on our business operations.

●	We are required to obtain and maintain permits, filings and licenses to operate our business in China.

●	We may acquire or invest in or dispose of or divest from business, technologies, services, products and other assets, which may divert our management’s attention and result in the incurrence of debt or dilution to our shareholders. Such transactions may subsequently turn out to be less favorable to us than expected. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or dispositions.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficiary interests in those operations.

●	We rely on contractual arrangements with the VIE and its shareholder to operate our business, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, results of operations and financial condition.

●	Our ability to enforce the equity interest pledge agreements among Zhejiang WFOE, the VIE and each shareholder of the VIE may be subject to limitations based on PRC laws and regulations.

●	The shareholder of the VIE may have potential conflicts of interest with us, which could adversely affect our business, results of operations and financial condition.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owe additional taxes, which could adversely affect our business, results of operations and financial condition.

Risks Related to Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless.

●	Changes in the political and economic policies of the PRC government could adversely affect our business, results of operations and financial condition, and may result in our inability to sustain our growth and expansion strategies.

●	We may be affected by the complexity and changes in PRC laws, rules and regulations, particularly of internet businesses. There is a risk that the PRC government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to continue our operations, and cause the value of our securities to significantly decline or become worthless.

●	Our contractual arrangements with the VIE are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

●	Recent regulatory development in China may result in the PRC government exerting more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with our capital raising activities, and, if required, we cannot assure you that we will be able to obtain such approval.

●	The Class A ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Ownership of Our Class A Ordinary Shares

●	The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	Substantial future sales or perceived sales of the Class A ordinary shares in the public market could cause the price of the Class A ordinary shares to decline and depress our ability to raise funds in future offerings.

●	Our dual-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares may view as beneficial.

●	The outstanding warrants to subscribe for our Class A ordinary shares held by certain investors of BJY may not ultimately be exercised. In the event of non-exercise of such warrants, our shareholding structure may be affected and there may be a negative impact on our financial condition.

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

To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our platform empowers. For the 2024, 2025 and 2026 fiscal years, the research and development expenses were US$8.8 million, US$2.3 million and US$1.9 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our existing business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

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

We had revenues of US$59.8 million, US$42.5 million and US$31.4 million for the 2024, 2025 and 2026 fiscal years, respectively. However, there can be no assurance that our business will continue to grow, or avoid any decline in the future.

Our ability to forecast our future results of operations is limited and subject to a number of uncertainties. In particular, we cannot accurately predict customers’ usage of our products given the diversity of our customer base and the end users across industries, geographies, use cases and other factors. We consider that there are two primary risks in relation to our financial performance in the future. First, our gross profit may not grow at same rate as our revenues, continued investment and expansion into low-margin business may negatively impact our gross profit margin and growth rate. For example, the gross profit margin decreased slightly from 21.7% in the 2024 fiscal year to 21.1%in the 2025 fiscal year, and decreased to 18.8% in the 2026 fiscal year. We are expanding and currently expect to continually expand into new business lines. Certain initiatives on our new business lines may be new and evolving, and may prove unsuccessful. We may not be able to successfully implement new business plans and realize all of the benefits that we expect to achieve, or it may be more costly to do so than we anticipate. Second, our profitability may be lower than expected if our strategy were to maximize short-term profitability. We intend to continuously increase research and development investment to improve the performance of our existing software and platform which may have new business breakthroughs, such as real-time communications (“RTC”). In addition, we intend to continue to invest significantly in sales and marketing efforts to explore new business lines and improve our brand image and influence. The above potential investments and expansions may not ultimately grow our business or result in long-term profitability as expected. Moreover, such increases in the cost may adversely impact our gross profit margin and growth rate. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We have incurred, and may continue to incur, net losses.

We incurred net loss US$83.1 million, US$18.7 million for the 2024 and 2025 fiscal years, respectively, and had net income of US$4.5 million for the 2026 fiscal year. We had net loss margin of 139.0%, 43.9% in the 2024 and 2025 fiscal years, respectively, and net profit margin of 14.2% in the 2026 fiscal year. We cannot assure you that we will continue to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our gross margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will be able to improve gross margin or achieve profitability, and we may continue to experience losses in the future.

Our net cash used in operating activities was US$6.5 million and US$8.1 million in the 2024, 2025 fiscal years, respectively, and net cash provided by operating activities was US$2.8 million in 2026 fiscal year. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund our operations. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to us.

Our limited operating history makes it difficult to evaluate our current business and prospects and our results of operations may fluctuate from time to time.

We conduct a significant portion of our businesses in China through the VIE. The VIE was founded in October 2019, and our limited operating history makes it difficult to evaluate our current business and future prospects, including our ability to predict and manage future growth. We have encountered and will continue to encounter risks and difficulties as a rapidly growing company in a constantly evolving industry. If we do not address these risks successfully, our business may be harmed.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. For the 2024, 2025 and 2026 fiscal year, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 29.2%, 47.3%and 52.3% of our revenues. One customer accounted for 10% or more of our revenues for the 2024, 2025 and 2026 fiscal years. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

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

We use share-based compensation to award our management members and employees, and have incurred and may continue to incur share-based compensation expenses. For the 2024, 2025 and 2026 fiscal years, we incurred US$16.7 million, US$0.6 million and US$0.2 million, respectively in share-based compensation expenses.

On October 1, 2021, the board of directors of BJY adopted an equity incentive plan and reserved 94,861 ordinary shares of BJY for issuance under share options to be granted to employees and directors of BJY in its PRC operations. The equity incentive plan stipulated that Duo Duo International Limited will be the incentive platform to hold the ordinary shares of BJY on behalf of the beneficiaries of the equity incentive plan. On October 1, 2021, pursuant to the incentive plan, options to acquire 68,165 ordinary shares of BJY were issued, with exercise price ranged from RMB0.01 to RMB1000.0 per share and varied vesting schedules, and 17,094 ordinary shares were issued as restricted stock units (“RSUs”), at a price of RMB0.01 per share. The total fair value of the issued share options and RSUs is between US$10.0 million to US$15.0 million, out of which US$11.0 million had been recognized in the 2024, 2025 and 2026 fiscal years, and the rest will be recognized over the period until calendar year 2026. The awards granted under BJY’s equity incentive plan were assumed by us following the completion of the Merger, and the rights to receive ordinary shares of BJY by the grantees of the awards were replaced by the rights to receive Class A ordinary shares. As of June 30, 2026, awards with respect to 77,735 Class A ordinary shares reserved under BJY’s equity incentive were issued, among which, awards with respect to 77,213 Class A ordinary shares had been fully vested.

On January 21, 2023, our board of directors approved the 2023 Share Incentive Plan, pursuant to which share-based awards may be granted to our employees, directors and consultants. Under the 2023 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan was initially 128,556, which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all our issued and outstanding share capital as of the first date of such calendar year. As of the date of this annual report, 119,031 Class A ordinary shares have been granted, including (1) options to purchase 48,072 Class A ordinary shares, and (2) RSUs representing 70,959 Class A ordinary shares, all of which are still outstanding as of the same date. Pursuant to the evergreen provision, starting from January 1, 2026, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2023 Share Incentive Plan is 98,861.

On April 12, 2024, our board of directors approved the 2024 Share Incentive Plan, pursuant to which share-based awards may be granted to our employees, directors and consultants. Under the 2024 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 80,000. As of the date of this annual report, 27,317 Class A ordinary shares have been granted, all of which are still outstanding as the same date.

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

On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which has been in effect since January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. Where network data processors carry out network data processing activities that affect or may affect national security, they shall go through a national security review in accordance with relevant PRC regulations. See “Item 4. Information on the Company — Government Regulations — Regulation on Information Security and Censorship.”

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

Risks Related to Our Corporate Structure

If the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficiary interests in those operations.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our subsidiaries in the PRC are foreign-invested enterprises (the “FIEs”). Given that our current business and business plan are deemed as kinds of value-added telecommunications services, which are subject to restrictions or prohibitions, and that FIEs may not be eligible to operate value-added telecommunications service business in China according to above mentioned restrictions, we conduct our business in China through the VIE. As the telecommunications authorities generally implement look-through approach for the supervision of the value-added telecommunications license, there are risks that we may be required by the telecommunications authorities to re-apply for value-added telecommunications license in accordance with the FITE Regulations, which could adversely affect our business, results of operations and financial condition. We have, through Zhejiang WFOE, entered into a series of contractual arrangements, including exclusive technical and consulting services agreements, powers of attorney, exclusive option agreements and equity interest pledge agreements, as amended and restated, with the VIE, as well as the shareholders of the VIE. These contractual arrangements entered into with the VIE allow us to receive substantially all of the economic benefits of the VIE and its respective subsidiaries, and have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the VIE and hence consolidate the financial results of the VIE under U.S. GAAP.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC counsel, Zhong Lun Law Firm, is of the view that the contractual arrangements in relation to the VIE and all of the contracts among Zhejiang WFOE, the VIE and the shareholders of the VIE are valid and binding in accordance with its terms. However, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), the MIIT or other authorities that regulate internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations.

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

We rely on contractual arrangements with the VIE and the shareholder of the VIE to operate our business in the PRC. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIE. If the VIE or the shareholder of the VIE fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIE is indirect, and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law, which may not always be effective. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangements or ownership by the record holder of the equity interest. In addition, though we have entered into equity interest pledge agreements with the shareholder of the VIE, our remedies under the equity interest pledge agreements are primarily intended to help us collect debts owed to us by the VIE or the shareholder of the VIE under the contractual arrangements and may not help us in acquiring the assets or equity of the VIE.

All the agreements under our contractual arrangements with the VIE are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. There are very few precedents and little formal guidance as to how such contractual arrangements should be interpreted or enforced under PRC laws. Significant uncertainties exist regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE and relevant rights and licenses we hold in order to operate our business, and as a result our ability to conduct our business may be adversely affected. See also “— Risks Related to Doing Business in China — Our contractual arrangements with the VIE are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.”

Our ability to enforce the equity interest pledge agreements among Zhejiang WFOE, the VIE and each shareholder of the VIE may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements among Zhejiang WFOE, the VIE and each shareholder of the VIE, such shareholder pledges all of his or her equity interests in the VIE to Zhejiang WFOE to secure the performance by the VIE and its shareholder of their obligations under the applicable contractual agreements.

As of the date of this annual report, the pledge of the equity interests in the VIE has not been completed and the equity interest pledge under the equity interest pledge agreements has not been registered with local Administration for Market Regulation, although the equity interest pledge agreements have been executed. Under the PRC Civil Code, when a pledgor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. The PRC Civil Code further provides that the registration is necessary to create security interest on the shares of a PRC limited liability company, which means that before the equity interest pledge is duly registered, such pledge is unenforceable even though the relevant equity interest pledge agreement is binding. Prior to the completion of the registration, we may not be able to successfully enforce the equity interest pledges against any third parties who have acquired the equity interests in good faith in the VIE.

The shareholder of the VIE may have potential conflicts of interest with us, which could adversely affect our business, results of operations and financial condition.

The interests of the shareholder of the VIE in their capacities as such shareholders may differ from our interests as a whole. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in our best interests, or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the VIE to breach or refuse to renew the existing contractual arrangements with us, which would have a material adverse effect on our ability to effectively control the VIE and its respective subsidiaries and receive economic benefits from them.

Currently, we do not have arrangements to address potential conflicts of interest between the shareholder of the VIE and our company. We, however, could, at all times, exercise the option under the exclusive option agreements to cause the shareholder of the VIE to transfer all of their equity ownership in the VIE to our wholly-owned subsidiaries or an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIE as provided under the powers of attorney, directly appoint new directors of the VIE. We rely on the shareholder of the VIE to comply with PRC laws and regulations, which provide that directors and executive officers owe a duty of loyalty to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and with the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to the best interests of the company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholder of the VIE, we may have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owe additional taxes, which could adversely affect our business, results of operations and financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law (the “EIT Law”) requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Zhejiang WFOE, the VIE and the shareholder of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment, which could increase their PRC tax liabilities and its overall tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Zhejiang WFOE or the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if Zhejiang WFOE requests the shareholder of the VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Zhejiang WFOE and the VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of Zhejiang WFOE and VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIE and its subsidiaries hold substantially all of our assets in China. Under the contractual arrangements, the VIE may not and the shareholder of the VIE may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholder of the VIE breach these contractual arrangements and voluntarily liquidate the VIE, or the VIE declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities or otherwise benefit from the assets held by the VIE, which could adversely affect our business, results of operations and financial condition. If the VIE undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, results of operations and financial condition.

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

The 2015 Draft introduced certain concepts for the regulation of the VIE structures, such as “actual control” and “controlling PRC companies by contracts or trusts.” However, the enacted Foreign Investment Law, as well as its implementation rules which was promulgated on December 26, 2019 and took effect on January 1, 2020, no longer mention the relevant concepts for the regulation of these variable interest entity structures. Instead, the newly promulgated Foreign Investment Law contains a catch-all provision, stating that investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council shall also be deemed as foreign investments. In consideration of the above, there are significant uncertainties as to the interpretation and implementation of such new legislation and how the control status of the VIE would be determined under the enacted Foreign Investment Law. We also face uncertainties as to whether the interpretation and implementation of such new legislation or regulations promulgated in the future would mandate further actions, such as MOFCOM market entry clearance or certain restructuring of corporate structure and operations, to be completed by companies with existing VIE structure and whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected. If we are not able to obtain any approval when required, our contractual arrangements with the VIE may be regarded as invalid and illegal, which could adversely affect our business, results of operations and financial condition, and may result in a significant or complete loss of the value of your investment. As a result, we may not be able to (1) continue our business in China through the contractual arrangements with the VIE, (2) exert effective control over the VIE, or (3) consolidate the financial results of, and receive economic benefits from the VIE under existing contractual arrangements.

In addition, our corporate governance practice may be impacted and our compliance costs could increase if the VIE were considered as FIEs under the Foreign Investment Law. For instance, the Foreign Investment Law purports to impose ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines or administrative liabilities.

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

Furthermore, we, as well as investors of our securities, face uncertainty about future actions by the PRC government that could significantly affect our financial performance and operations, including the enforceability of the contractual arrangements with the VIE. If future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations, and thereby have a material adverse effect on our results of operations, financial condition and the trading price of our Class A ordinary shares.

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

A significant portion of our operations are conducted in the PRC and are governed by PRC laws, rules and regulations. Zhejiang WFOE and the VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value in the PRC.

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

Issues, risks and uncertainties relating to China’s government regulation of the Chinese internet sector include the following.

●	We operate our business in China through businesses controlled through contractual arrangements rather than equity ownership due to restrictions on foreign investment in businesses related to value-added telecommunications services.

●	Uncertainties relating to the regulation of the internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenges, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage or complete shut-down of our products. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the Law on Preservation of State Secrets which became effective on May 1, 2024 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security or MIIT, or their respective local counterparts.

●	The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken by relevant regulatory authorities to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. We believe we will be required and intend to file with the CSRC within three business days after the closing of any subsequent offerings of our securities. However, there can be no assurance that we can complete the filing procedures, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all. See also “— Recent regulatory development in China may result in the PRC government exerting more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with our capital raising activities, and, if required, we cannot assure you that we will be able to obtain such approval.”

●	On December 28, 2021, the CAC, together with 12 other government agencies, jointly issued the Review Measures, which became effective on February 15, 2022 requiring that, among others, the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. The Review Measures also provides that any “network platform operators” holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which among others further requires that an Important Data Processor shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged each year, submit the annual data security assessment report to the local cyberspace affairs administration department. Since the Review Measures, the Network Data Security Management Regulations remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how we will be affected. As of the date of this annual report, we have not received any notice from any authorities identifying any of our PRC subsidiaries or the VIE as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our listing in the U.S. will not be affected by the Review Measures or Network Data Security Management Regulations, and our PRC operations will not be subject to cybersecurity review or network data security review by the CAC for listing in the United States, because we are not a critical information infrastructure operator or data processing operators with personal information of more than one million users. There remains uncertainty, however, as to how the Review Measures and the Network Data Security Management Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretations related to the Review Measures and the Network Data Security Management Regulations. See also “— Risks Related to Our Business and Industry — Our business is subject to a variety of PRC laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, results of operations and financial condition.”

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

Our contractual arrangements with the VIE are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

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

As of the date of this annual report, Jia Jia BaiJiaYun Ltd beneficially owns 10,000 Class A ordinary shares and 270,559 Class B ordinary shares, which account for an aggregate of 69.5% of the voting power represented by all our issued and outstanding ordinary shares, and Nuan Nuan Ltd beneficially owns 9,091 Class A ordinary shares and 27,326 Class B ordinary shares, which account for an aggregate of 7.2% of the voting power represented by all our issued and outstanding ordinary shares. Mr. Gangjiang Li and Mr. Yi Ma, and their respective holding companies, are parties to an acting-in-concert agreement, pursuant to which the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation such matters, a decision that is made by Mr. Gangjiang Li, or Jia Jia BaiJiaYun Ltd, shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. As a result, Jia Jia BaiJiaYun Ltd and Nuan Nuan Ltd, as holders of the Class B ordinary shares, will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions.

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

As of the date of this annual report, there are outstanding warrants held by some of BJY’s investors to subscribe for Class A ordinary shares, representing approximately 15.2% of our issued and outstanding ordinary shares on a fully-diluted basis, that are exercisable by their respective holders subject to certain conditions including the completion of the ODI filings under the PRC laws, which is a prerequisite procedure for Chinese entities to make investment overseas. These warrants were assumed by us as a result of the Merger and the Transactions, pursuant to which certain warrants issued to BJY investors in connection with the automatic conversion of the preferred shares issued by BJY to its investors before the Merger were converted into warrants to subscribe for certain number of our Class A ordinary shares based on the conversion ratio as defined in the Merger Agreement. The warrants accord the holders with all rights and obligations attached to our Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as our shareholders.

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

Generally, we will be a “passive foreign investment company” (a “PFIC”), if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. The determination of whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of our assets, including goodwill and intangible assets, and the composition of our income). Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the VIE and its respective subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated financial statements.

Our taxable year for U.S. federal income tax purposes is same as our fiscal year, which changed from a December 31 year-end to a June 30 year-end in connection with the Merger. We have not performed a definitive analysis as to our PFIC status for the taxable year ended June 30, 2023, including whether we would qualify for the “change of business exception.” Assuming we are treated as the owners of the VIE and its respective subsidiaries, and based on the composition and characterization of our assets and income, we believe it is reasonable to take a position that we were not classified as a PFIC for the taxable year ended June 30, 2026. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge our determination or the classification of our income or our assets in this regard, or that we will not be classified as a PFIC for the current taxable year or future taxable years. In particular, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Class A ordinary shares, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending June 30, 2026 and future taxable years if the market price of our Class A ordinary shares does not increase or continues to decline and/or we do not invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Further, if it were determined, however, that we are not the owner of the VIE or their respective subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC in any particular year. Because of these uncertainties and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we were not classified as a PFIC for our taxable year ended June 30, 2026, or that we will not be classified as a PFIC for the current taxable year or in future taxable years.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2026, using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is not permitted to conclude that the company’s internal control over financial reporting is effective if there are one or more material weaknesses in the company’s internal control over financing reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

In the course of preparing and auditing our consolidated financial statements as of and for the fiscal year ended June 30, 2026, our management has concluded that our internal control over financial reporting was effective as of June 30, 2026. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, it may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

The Merger and certain additional related proposals were approved by Fuwei’s shareholders at an extraordinary general meeting held on September 24, 2022. Among such proposals, our company’s name was changed from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd.” The Merger and the related transactions were consummated on December 23, 2022. Our Class A ordinary shares continue to be listed on Nasdaq and our ticker was changed from “FFHL” to “RTC.” Upon the completion of the Merger, a total of 1,647,683 ordinary shares, consisting of 1,170,149 Class A ordinary shares and 297,885 Class B ordinary shares, were issued to BJY’s shareholders based on the conversion ratio that each share of BJY received 0.7807324 ordinary shares of Fuwei. In addition, warrants to subscribe for 179,649 Class A ordinary shares were issued to certain shareholders of BJY in lieu of shares issuable upon the completion of the Merger as the required ODI filings had not been completed. The warrants accord the holders with all rights and obligations attached to our Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as our shareholders.

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

At the general meeting held on April 25, 2025, our shareholders approved a share consolidation of the issued and unissued class A ordinary shares of a par value of US$0.0001 each and the issued and unissued class B ordinary shares of par value of US$0.0001 each at a ratio of not less than one for five and not more than one for five hundred, with the exact ratio to be set at a whole number within the said range and the exact date to be determined by the board of directors of the Company in its sole discretion within one year after the date of passing the resolutions. On May 13, 2025, the board of directors of the Company approved the 2025 Share Consolidation with immediate effect, whereby every 20 then issued and outstanding class A ordinary shares were consolidated into one Class A ordinary share, par value US$0.002 per share and every 20 then issued and outstanding class B ordinary shares were consolidated into one Class B ordinary share, par value US$0.002 per share. Following the 2025 Share Consolidation, our authorized share capital became US$86,000 divided into 43,000,000 ordinary shares of par value of US$0.002 each in the share capital of the Company, divided into 20,000,000 Class A ordinary shares of par value of US$0.002 each and 23,000,000 Class B ordinary shares of par value of US$0.002 each.

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

Our “PaaS standardization + SaaS scenario-oriented” business layout is the driver of our business. As of June 30, 2026, we had a total of 4,122 customers, representing an increase of approximately 10.0% compared with the number of customers as of June 30, 2025.

During the 2024 fiscal year, the total number of user visits of our live streaming large-class courses was over 54.3 million, the total duration of such live streaming courses exceeded 2.2 million hours, and the cumulative viewing time of such live streaming courses was over 50.8 million hours. During the 2025 fiscal year, the total number of user visits of our live streaming large-class courses was over 70.7 million, the total duration of such live streaming courses exceeded 2.1 million hours, and the cumulative viewing time of such live streaming courses was over 62.5 million hours. During the 2026 fiscal year, the total number of user visits of our live streaming large-class courses was over 66.4 million, the total duration of such live streaming courses exceeded 2.3 million hours, and the cumulative viewing time of such live streaming courses was over 55.4 million hours.

Since our establishment, our cumulative VoD duration has reached over 1,418.4 million hours.During the 2024 fiscal year, the number of total VoD user visits was approximately 991.8 million, and the total VoD duration was approximately 357.3 million hours, representing a year-on-year increase of approximately 97.1%. During the 2025 fiscal year, the number of total VoD user visits was approximately 1,235.6 million, and the total VoD duration was approximately 476.8 million hours. During the 2026 fiscal year, the number of total VoD user visits was approximately 1,408.1 million, and the total VoD duration was approximately 584.3 million hours. Our services cover a wide range of industries, such as internet, education, automotive, finance, health care and e-commerce.

As of June 30, 2026, we maintained branches, research and development centers and offices in more than a dozen cities in China, with a total of 112 employees, including complete product design, testing, and R&D teams that support the rapid update iterations of our products.

We had revenues of US$59.8 million, US$42.5 million and US$31.4 million for the 2024, 2025 and 2026 fiscal years, respectively. We incurred net loss of US$83.1 million, US$18.7 million for 2024 and 2025, respectively and had net profit of US$4.5 million for the 2026 fiscal years.

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

We offer our live streaming solution primarily on a SaaS basis for a combination of subscription and usage. In the 2024, 2025 and 2026 fiscal years, we had 1,319, 1,261 and 848 customers for SaaS-based live streaming solution, respectively. In addition, while we have developed our live streaming solution to overcome hardware compatibility issues, we also supplement certain of our video-centric SaaS/PaaS solutions with hardware manufactured by third parties, such as video camera, server, projector, and coding and decoding machines for audio and video signal, to further ensure the quality and reliability of video transmission.

VoD solution

Leveraging our reliable cloud-native infrastructure and industry-leading video capability, we offer an intuitive cloud-based VoD solution which enables customers to conveniently launch their own online video player. As a provider of a VoD solution that we believe is trusted by our customers, we have supported approximately 5.7 billion users’ visits for 1.9 billion hours in cumulative playtime since our inception. We enable convenient upload function that supports batch upload, large file upload and breakpoint resume upload. Similar to the live streaming solution, our VoD solution can transcode video files into different formats so that they can be played on different devices. For example, to accommodate mobile users, our VoD solution allows developers to integrate video features through quick and easy steps with iOS and Android-based SDKs and APIs. Our VoD solution is also compatible with major social media platforms in China, such as WeChat and Weibo, which enables customers to promote their video content by sharing the content to or forward the content on these platforms. We also offer video embedding function for those who want to incorporate video content into a WeChat official account or an H5 webpage to reach a wider audience.

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

We offer our VoD solution primarily on a SaaS basis for a combination of subscription and usage. In the 2024, 2025 and 2026 fiscal years, we had over 991 million, 1,236 million and 1,409 million customers’ visits for SaaS-based VoD solution, respectively.

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

We also enable online live courses in various settings, which we believe fundamentally differentiate us from our competitors. For example, we enable 1-on-1 online classes that provide exclusive and immersive learning experiences mimicking in-person tutoring, which is especially useful for scenarios such as oral language training and mock interviews. We use methods including private link, QR code and invitation code to ensure authorized access to designated courses. Leveraging our reliable network infrastructure, we enable large-scale interactive online courses that can support thousands of participants in one session. With the self-developed video technology, students can “raise their hands” at class to interact with teachers through real-time video or audio chat, and teachers can use interactive tools such as screen sharing and whiteboarding to illustrate a topic in all dimensions. We believe this capability enables our customers to deliver rich learning experiences in a large scale with low latency, and further helps them to save teaching costs and improve operation efficiency. In the 2024, 2025 and 2026 fiscal years, our large-class courses served an accumulation of over 54.3 million, 70.7 million and 66.4 million users’ visits, with over 50.8 million, 62.5 million and 55.4 million hours in cumulative live streaming time, respectively. With our robust video technology, we support concurrent, multi-way video communications such as dual-teacher online courses, where tutors are assigned to a traditional one-teacher online classroom to improve the engagement and learning effectiveness of individual students, and capacity-free open courses, where students may join or leave the courses anonymously through an open link. In addition to online course function, our live streaming capability also helps customers in user acquisition and brand building activities, as potential users may access content and market activities through open links.

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

We primarily offer our online school solution on a project basis. In the 2024, 2025 and 2026 fiscal years, we had 139, 104 and 57 customers for our online school solution, respectively.

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

Sales and Marketing

We promote our brand and market our video-centric solutions primarily through our experienced sales and marketing team, which consisted of 41, 32 and 24 personnel as of June 30, 2024, 2025 and 2026, respectively. The sales and marketing team is responsible for selling to prospective customers, renewing existing subscriptions, and identifying cross-selling opportunities. We do not engage external sales and marketing agents to acquire customers, and mainly rely on our in-house sales and marketing team, word-of-mouth referrals from existing customers, as well as our brand recognition to attract potential customers.

To market our products and solutions, we have not only established an online presence but also have actively participated in offline industry events and other events to improve our brand image and influence in the industry.

Customers and Customer Support

Our Customers

We believe that with our robust technology infrastructure and comprehensive solution offerings, we have accumulated a loyal and diversified customer base. As of June 30, 2024, 2025 and 2026, we served a total of 3,985, 4,431 and 4,857 customers, respectively. Our customers operate in a broad range of industries, including but not limited to education, finance, medical services and IT.

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

Research and Development

Since our inception, we believe we have internally developed substantially all core technologies underlying our video-centric solutions based on open-source software components. We are committed to improving our technological capabilities and attracting and cultivating technology talents to stay ahead of the rapidly involving industry trends and market demands. As of June 30, 2024, 2025 and 2026, we had a stable and dedicated research and development team of 108, 90 and 48 members, respectively, whose expertise spans a broad range of related fields, from video RTC, cloud computing, CDN infrastructure, AI and big data analytics, to operational and infrastructure maintenance. As of June 30, 2026, our research and development personnel had an average of 10 years of relevant industry experience and had been with us for an average of four years.

Intellectual Property

We depend upon a combination of trade secret, misappropriation, copyright, trademark, computer fraud and other laws; registration of patents, copyrights and trademarks; nondisclosure, noncompetition and other contractual provisions with employees; and technical measures to protect our proprietary rights in the software, trademarks and other intellectual property.

As of June 30, 2026, we were the registered holder of 344 software copyrights, 27 patents, 43 domain names and 14 trademarks in China. In addition, we had filed 13 patent applications in China as of the same date.

Legal Proceedings

From time to time, we may become a party to legal or administrative proceedings arising in the ordinary course of our business.

In July 2025, a holder of Notes filed a summons in the Supreme Court of the State of New York, 654443/2025 (N.Y. Sup. Ct.), together with a motion for summary judgement in lieu of complaint under CPLR 3213, seeking approximately $5.0 million from Baijiayun Group Ltd On September 19, 2025, the parties stipulated to adjourn the motion to October 16, 2025. On October 3, 2025, Baijiayun Group Ltd filed opposition papers and a cross-motion to dismiss. On October 15, 2025, the holder filed its reply and opposition to the cross-motion. The motion was marked fully submitted on October 16, 2025, On December 8, 2025, the Court denied the holder’s motion for summary judgment in lieu of complaint and denied Baijiayun Group Ltd’s cross-motion to dismiss. The Court directed the holder to file a complaint and directed Baijiayun Group Ltd to respond thereafter. Thereafter, the parties engaged in settlement discussions. On April 9, 2026, the action was voluntarily discontinued while the parties were exploring a potential resolution of the dispute. The parties are still in the course of settlement discussions as of the date of this annual report.

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

Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. In order to comply with PRC regulatory requirements, we operate a significant portion of our business through the VIE, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules, or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficiary interests in those operations.”

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

In addition, on September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which has been in effect since January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. The Network Data Security Management Regulation also sets forth the obligations of “Important Data Processors” as follows:

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

C. Organizational Structure.

Baijiayun Group Ltd is a Cayman Islands holding company.

The following table sets forth the Company’s major subsidiaries as of June 30, 2026:

		Proportion of
Name of Entity	Place of Incorporation/ Organization	Ownership Interest
BaiJiaYun Limited (“BJY”)	Cayman Islands	100%

Subsidiaries of BJY
BaiJia Cloud Limited (“BaiJiaYun HK”)	Hong Kong	100%
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	PRC	100%
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	PRC	100%
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	PRC	100%
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	PRC	100%
Zhejiang Baijiashilian Technology Co., Ltd. (“Zhejiang WFOE”)	PRC	100%

VIE
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology “)	PRC	100% owned through VIE agreements

VIE’s Subsidiaries
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	PRC	100% owned by VIE
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	PRC	40% owned by VIE
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	PRC	100% owned by VIE
Beijing Baijiayun Digital Technology Co., Ltd. (formerly known as Beijing Haoyu Xingchen Cultural Communication Co., Ltd.) (“Haoyu Xingchen”)	PRC	100% owned by VIE

	Place of	Ownership
Name of Entity	Incorporation	Percentage
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	PRC	51% owned by VIE
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	PRC	100% owned by VIE
Shanghai BaiJiaYun Technology Co., Ltd. (“Shanghai BaiJiaYun”)	PRC	100% owned by VIE
Beijing Baijiayun Deran Technology Co., Ltd.(“Beijing Deran”)	PRC	100% owned by VIE
Guangxi Hengsheng Information Technology Co., Ltd. (“Guangxi Hengsheng”)	PRC	40% owned by VIE
Guangxi Chuanghe Technology Co., Ltd. (“Guangxi Chuanghe”)	PRC	40% owned by VIE
Beijing Baijia Yunlong Technology Co., Ltd. (“Baijia Yunlong”)	PRC	100% owned by VIE
Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	PRC	100% owned by VIE
Beijing Hydrogen Data Information Technology Co., Ltd. (“Beijing Hydrogen”)	PRC	100% owned by VIE
Zhejiang Baijiayun Technology Co., Ltd. (“Zhejiang BaiJiaYun”)	PRC	100% owned by VIE
Wuhan Baijia Cloud Technology Co., Ltd. (“Wuhan BaiJiaYun”)	PRC	100% owned by VIE
Wuhan Baijiayunlong Technology Co., Ltd.	PRC	100% owned by VIE
Wuhan Langchenyunzhi Technology Co., Ltd.	PRC	40% owned by VIE

Contractual Arrangements and Corporate Structure

Baijiayun Group Ltd is an exempted company with limited liability incorporated under the laws of the Cayman Islands and currently conducts substantially all of its business and operations through the VIE in China. The VIE also hold our key operating licenses for our video-centric technology solution business, provide services to our customers, and enter into contracts with our suppliers. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet-related services. Accordingly, certain contractual arrangements were established for our business operations in the PRC. From September 7, 2021 to January 1, 2023, BJY, through Beijing WFOE, entered into a series of agreements with BaiJiaYun Group, and its shareholders, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements (collectively, the “Beijing WFOE Contractual Arrangements”). As part of our efforts to streamline our corporate structure, (1) each of Beijing WFOE, BaiJiaYun Group and its shareholders terminated each of the Beijing WFOE Contractual Arrangements, as a result of which Beijing WFOE will no longer receive substantially all of the economic benefits of BaiJiaYun Group; and (2) on January 2, 2023, Zhejiang WFOE, entered into a series of contractual arrangements, including exclusive technical and consulting services agreement, powers of attorney, exclusive option agreements and equity interest pledge agreements with BaiJiaYun Group and its shareholders, through which we are considered as the primary beneficiary of BaiJiaYun Group and consolidate the financial results of BaiJiaYun Group in our financial statements under U.S. GAAP. On June 29, 2023, Zhejiang WFOE entered into a series of agreements and established new contractual arrangements with BaiJiaYun Group and its shareholders to reflect the changes in BaiJiaYun Group’s shareholders, and the previous contractual arrangements were terminated.

To further streamline our corporate structure and business operations, Baijia Cloud Technology, a then wholly-owned subsidiary of BaiJiaYun Group, became directly owned by the shareholders of BaiJiaYun Group. On December 29, 2023, Zhejiang WFOE entered into a series of contractual arrangements with Baijia Cloud Technology and its shareholders, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements. On July 2, 2025, BaiJiaYun Group, Zhejiang WFOE and Guangxi Yunqi Baichuan Technology Co., Ltd. entered into a series of contractual arrangements with Baijia Cloud Technology, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements. On September 10, 2025, Baijia Cloud Technology, Zhejiang WFOE and Guangxi Yunqi Baichuan Technology Co., Ltd. entered into a series of contractual arrangements with Baijia Cloud Technology, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements. Guangxi Yunqi Baichuan Technology Co., Ltd. became the new shareholder of the VIE.

A summary of certain material terms of the currently effective contractual arrangements among Zhejiang WFOE, the VIE and its shareholder is as follows:

●	Exclusive Technical and Consulting Services Agreement. Under the exclusive technical and consulting services agreements between Zhejiang WFOE and the VIE, Zhejiang WFOE has the exclusive right to provide, among other things, technical support and consulting services to the VIE. Zhejiang WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of these agreements. In addition, the VIE irrevocably grant Zhejiang WFOE an exclusive option to purchase any or all of the assets and business of the VIE at the lowest price permitted under PRC law.

●	Powers of Attorney. Under the powers of attorney among Zhejiang WFOE, the VIE, and the shareholder of the VIE, such shareholder irrevocably nominates, appoints, and constitutes Zhejiang WFOE and its successors as its attorney-in-fact to exercise any and all of its rights as a shareholder of the VIE, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of the VIE.

●	Exclusive Option Agreements. Under the exclusive option agreements among Zhejiang WFOE, the VIE, and the shareholder of the VIE, such shareholder irrevocably grants Zhejiang WFOE or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in the VIE at the lowest price permitted under the PRC law.

●	Equity Interest Pledge Agreements. Under the equity interest pledge agreements among Zhejiang WFOE, the VIE, and the shareholder of the VIE, such shareholder pledges all of its equity interests in the VIE to Zhejiang WFOE to secure the performance by the VIE and its shareholder of their obligations under the applicable contractual agreements. If the pledger or the VIE breach the obligations under these contractual arrangements, Zhejiang WFOE, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. The shareholder of the VIE undertake that during the term of the pledge, without the prior written consent of Zhejiang WFOE, they shall not dispose of the pledged equity interests, create, or allow any encumbrance on the pledged equity interests or increase the registered capital of the VIE. Zhejiang WFOE also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

On December 31, 2025, Zhejiang WFOE entered into agreements of termination (the “Termination Agreements”) with BaiJiaYun Group Co., Ltd (BaiJiaYun VIE) and Guangxi Yunqi Baichuan Technology Co., Ltd. to terminate the VIE Agreements. Zhejiang WFOE is no longer recognized as the beneficial owner of BaiJiaYun VIE.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, subject to any risk factors disclosed under the section of “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure,” (1) the ownership structures of Zhejiang WFOE and the VIE in China do not and will not violate any explicit PRC law, regulation or rule currently in effect; and (2) the contractual agreements among Zhejiang WFOE, the VIE and the VIE’s shareholders governed by PRC laws are valid and binding in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and will not violate any explicit PRC law, regulation or rule currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by Zhong Lun Law Firm that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

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

D. Property, Plants and Equipment

Our principal executive offices are located at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China. As of June 30, 2026, we leased and occupied office space with an aggregate floor area of approximately 3,158 square meters in Beijing, and maintained other leased offices and warehouse space in other cities in China totaling approximately 1,608 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms for all of our leased properties as of June 30, 2026 ranged from approximately one to three years.

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

We generated revenues of US$59.8 million, US$42.5 million and US$31.4 million for the 2024, 2025 and 2026 fiscal years, respectively. We had net loss of US$83.1 million, US$18.7 million and net income of US$4.5 million for the 2024, 2025 and 2026 fiscal years, respectively.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of the total revenues, both in absolute amount and as a percentage of total revenues, for the fiscal years indicated.

	Years ended June 30,
	2024		2025		2026
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	21,129,793	35.3	12,577,033	29.6	7,753,954	24.7
SMS services	12,894,028	21.6	11,845,128	27.8	5,154,181	16.3
Subtotal	34,023,821	56.9	24,422,161	57.4	12,908,135	41.0
Cloud related services
Customized platform development service	2,685,800	4.5	1,264,003	3.0	643,580	2.0
Software license and other cloud related service	3,383,772	5.7	1,712,910	4.0	1,041,097	3.4
Subtotal	6,069,572	10.2	2,976,913	7.0	1,684,677	5.4
AI solution services	19,701,268	32.9	15,138,032	35.6	16,854,417	53.6
Total revenues	59,794,661	100.0	42,537,106	100.0	31,447,229	100.0

We record revenues from SaaS/PaaS solutions as SaaS/PaaS services revenues, which primarily include usage-based fees for (1) real-time engagement services that either provide customers the access to our enterprise cloud computing platform or directly provide services to customers in relation to their real-time video and audio communications through our platform, and (2) SMS services, all of which are calculated with the unit price fixed in relevant service contracts. The usage-based fees are recognized as revenues in the period in which the usage occurs. Certain service contracts for SaaS/PaaS solutions provide for both hardware and real-time engagement services for a pre-determined period of time regardless of usage. In such cases, revenues generated from hardware are recognized at the time of acceptance by customers, while revenues generated from real-time engagement services are recognized over the pre-determined period.

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

	Years ended June 30,
	2024		2025		2026
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	13,288,679	28.4	6,116,473	18.2	3,842,196	15.1
SMS services	12,652,874	27.0	11,582,435	34.5	5,045,345	19.7
CDN services	—	—	—	—	—	—
Subtotal	25,941,553	55.4	17,698,908	52.7	8,887,541	34.8
Cloud related services
Customized platform development services	2,613,384	5.6	811,522	2.4	579,401	2.3
Software license and other cloud related service	1,088,057	2.3	203,873	0.6	397,193	1.5
Subtotal	3,701,441	7.9	1,015,395	3.0	976,594	3.8
AI solution services	17,159,367	36.7	14,858,224	44.3	15,664,845	61.4
Total cost of revenues	46,802,361	100.0	33,572,527	100.0	25,528,980	100.0

Gross Profit

The following table sets forth a breakdown of the gross profit and gross profit margin by service type for the fiscal years indicated.

	Years ended June 30,
	2024		2025		2026
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
SaaS/PaaS services
Real-time engagement services	7,841,114	37.1	6,460,560	51.4	3,911,758	50.4
SMS services	241,154	1.9	262,693	2.2	108,836	2.1
Subtotal	8,082,268	23.8	6,723,253	27.5	4,020,594	31.1
Cloud related services
Customized platform development services	72,416	2.7	452,481	35.8	64,179	10.0
Software license and other cloud related service	2,295,715	67.8	1,509,037	88.1	643,904	61.8
Subtotal	2,368,131	39.0	1,961,518	65.9	708,083	42.0
AI solution services	2,541,901	12.9	279,808	1.8	1,189,572	7.1
Total gross profit	12,992,300	21.7	8,964,579	21.1	5,918,249	18.8

Operating Expenses

The following table sets forth the operating expenses, both in absolute amount and as a percentage of our total operating expenses, for the fiscal years indicated.

	Years ended June 30,
	2024		2025		2026
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)
Selling and marketing expenses	5,928,373	9.5	2,034,499	6.8	1,941,379	46.5
General and administrative expenses	47,625,145	76.3	25,738,146	85.7	318,460	7.6
Research and development expenses	8,839,897	14.2	2,276,364	7.5	1,914,282	45.9
Total operating expenses	62,393,415	100.0	30,049,009	100.0	4,174,121	100.0

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

	Years ended June 30,
	2024		2025		2026
	US$	%	US$	%	US$	%
	(in U.S. dollars, except for percentages)

Revenues	59,794,661	100.0	42,537,106	100.0	31,447,229	100.0
Cost of revenues	(46,802,361)	(78.3)	(33,572,527)	(78.9)	(25,528,980)	(81.2)
Gross profit	12,992,300	21.7	8,964,579	21.1	5,918,249	18.8
Operating expenses
Selling and marketing expenses	(5,928,373)	(9.9)	(2,034,499)	(4.8)	(1,941,379)	(6.2)
General and administrative expenses	(47,625,145)	(79.6)	(25,738,146)	(60.5)	(318,460)	(1.0)
Research and development expenses	(8,839,897)	(14.8)	(2,276,364)	(5.4)	(1,914,282)	(6.1)
Total operating expenses	(62,393,415)	(104.3)	(30,049,009)	(70.6)	(4,174,121)	(13.3)
Gain / (loss) on disposal of a subsidiary	—	—	4,970	—	(14,050)	0.0
(Loss)/ income from operations	(49,401,115)	(82.6)	(21,079,460)	(49.6)	1,730,078	5.5
Interest income, net	66,263	0.1	98,052	0.2	98,368	0.3
Interest expense	(511,429)	(0.9)	(873,712)	(2.1)	(506,704)	(1.6)
Investment income	76,768	0.1	10,271	0.0	—	—
Share of result of equity investee	—	—	—	—	(14,543)	0.0
Gain from disposal of interest in a VIE and its subsidiaries	—	—	—	—	3,949,200	12.6
Impairment loss from long term investment	(24,005,161)	(40.1)	—	—	—	—
Impairment loss on goodwill	(10,636,358)	(17.8)	(1,415,341)	(3.3)	—	—
Other income, net	1,130,734	1.9	321,744	0.8	105,891	0.3
(Loss)/ income before income taxes	(83,280,298)	(139.3)	(22,938,415)	(53.9)	5,362,290	17.1
Income tax benefit (expenses)	196,219	0.3	4,266,887	10.0	(901,815)	(2.9)
Net (loss)/ income	(83,084,079)	(139.0)	(18,671,528)	(43.9)	4,460,475	14.2

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

Revenues

Total revenues were US$31.4 million in the 2026 fiscal year, representing a decrease of 26.1% from US$42.5 million in the 2025 fiscal year. The decrease in total revenues was primarily due to the combined effects of (1) a 56.5% decrease in the revenues from SMS services from US$11.8 million in the 2025 fiscal year to US$5.2 million in the 2026 fiscal year; (2) a 49.1% decrease in the revenues from customized platform development service from US$1.3 million in the 2025 fiscal year to US$0.6 million in the 2026 fiscal year; (3) a 39.2% decrease in the revenues from software license and other cloud related service from US$1.7 million in the 2025 fiscal year to US$1.0 million in the 2026 fiscal year and (4) a 38.3% decrease in revenue from real-time engagement service from US$12.6 million in the 2025 fiscal year to US$7.8 million in the 2026 fiscal year, and partially offset by a 11.3% increase in the revenues from AI solution services from US$15.1 million in the 2025 fiscal year to US$16.9 million in the 2026 fiscal year. The overall decreases in revenue are resulted of decreasing customer demands.

Cost of Revenues

Cost of revenues was US$25.5 million in the 2026 fiscal year, representing a decrease of 24.0% from US$33.6 million in the 2025 fiscal year, primarily due to the combined effects of (1) a 37.2% decrease in cost of revenue for real-time engagement services from US$6.1 million in 2025 fiscal year to US$3.8 million in 2026 fiscal year; (2) a 56.4% decrease in SMS services costs from US$11.6 million in the 2025 fiscal year to US$5.0 million in the 2026 fiscal year; (3) a 28.6% decrease in customized platform development service costs from US$0.8 million in the 2025 fiscal year to US$0.6 million in the 2026 fiscal year; and (4) a 5.4% increase in AI solution services costs from US$14.9 million in the 2025 fiscal year to US$15.7 million in the 2026 fiscal year. The decrease in cost of sales was in line with reduction in revenue from respective services.

Gross Profit

As a result of the foregoing, the gross profit decreased by 34.0% from US$9.0 million in the 2025 fiscal year to US$5.9 million in the 2026 fiscal year.

The gross profit margin decreased from 21.1% in the 2025 fiscal year to 18.8% in the 2026 fiscal year, mainly because gross margin of cloud related service decreased from 65.9% in the 2025 fiscal year to 42.0% in the 2026 fiscal year.

Operating Expenses

The total operating expenses decreased significantly from US$30.0 million in the 2025 fiscal year to US$4.2 million in the 2026 fiscal year. The operating expenses as a percentage of total revenues decreased from 70.6% in the 2025 fiscal year to 13.3% in the 2026 fiscal year as a result of overall receivable collection, cost reduction and efficiency improvement initiatives.

Selling and marketing expenses. The selling and marketing expenses decreased by 4.6% from US$2.0 million in the 2025 fiscal year to US$1.9 million in the 2026 fiscal year. The decrease was primarily due to the combined effects of (1) an increase in human cost from US$0.2 million in the 2025 fiscal year to US$1.5 million in fiscal year 2026 as a result of workforce growth; (2) a significant decrease in share-based compensation expenses from US$46,000 in the 2025 fiscal year to US$9,000 in the 2026 fiscal year; and (3) a decrease in marketing and promotion expenses from US$1.3 million in the 2025 fiscal year to US$49,000 in the 2026 fiscal year as a result of cost cutting effort.

General and administrative expenses. The general and administrative expenses decreased significantly from US$25.7 million in the 2025 fiscal year to US$0.3 million in the 2026 fiscal year. The decrease was primarily due to (1) a significant decrease in impairment for credit loss for US$23.5 million resulted from reversal of provisions for doubtful accounts of accounts receivable as direct effect of our strengthened collection measures.; and 2) decrease of service cost from US$2.8 million to US$1.1 million. As a percentage of total revenues, the general and administrative expenses decreased from 60.5% in the 2025 fiscal year to 1.0% in the 2026 fiscal year.

Research and development expenses. The research and development expenses decreased by 15.9% from US$2.3 million in the 2025 fiscal year to US$1.9 million in the 2026 fiscal year. The decrease was primarily due to a decrease in amortization of intangible assets from US$482,000 in the 2025 fiscal year to US$11,000 in the 2026 fiscal year, and decrease in share-based compensation expenses from US$120,000 in the 2025 fiscal year to US$25,000 in the 2026 fiscal year. As a percentage of total revenues, the research and development expenses increased from 5.4% in the 2025 fiscal year to 6.1% in the 2026 fiscal year.

Impairment loss on goodwill

Our impairment loss on goodwill in 2026 fiscal year was nil compared to US$1.4 million in 2025 fiscal year. As a result of change in customer demand, the management identified impairment indicator on goodwill in 2025 fiscal year. We performed qualitative assessment for the reporting unit at fiscal year end of 2025 and evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry, regulation and market considerations, overall financial performance of the reporting unit, and other specific information related to our operations, business plans and strategies and concluded that it was more likely than nor that the fair value of the reporting unit was less than its carrying amount. The goodwill had been fully impaired in 2025 fiscal year.

Operating Profit/ (Loss)

As a result of the foregoing, our operating profit was US$1.7 million in the 2026 fiscal year, as compared to operating loss of US$21.1 million in the 2025 fiscal year. The operating profit/ (loss) margin (defined as operating profit/ (loss) divided by total revenues), increased from negative 49.6% in the 2025 fiscal year to 5.5% in the 2026 fiscal year.

Gain from disposal of interest in VIE

On December 31, 2025, Zhejiang WFOE entered into agreements of termination with BaiJiaYun Group Co., Ltd (BaiJiaYun VIE) and Guangxi Yunqi Baichuan Technology Co., Ltd. to terminate the VIE Agreements. Zhejiang WFOE is no longer recognized as the beneficial owner of BaiJiaYun VIE. The Company recognized a gain of $3.9 million on the deconsolidation, which is included in the consolidated statements of operations.

Income Tax Benefit (Expenses)

Income tax expenses was US$0.9 million in the 2026 fiscal year, as compared to income tax benefit of US$4.3 million in the 2025 fiscal year, primarily because some entities became profitable in fiscal year 2026.

Net Profit/ (Loss)

As a result of the foregoing, our net profit was US$4.5 million in the 2026 fiscal year, as compared to net loss of US$18.7 million in the 2025 fiscal year.

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

General and administrative expenses. The general and administrative expenses decreased significantly from US$47.6 million in the 2024 fiscal year to US$25.7 million in the 2025 fiscal year. The decrease was primarily due to (1) a significant decrease in share-based compensation expenses from US$13.5 million in the 2024 fiscal year to US$0.4 million in the 2025 fiscal year, and (2) a significant decrease in impairment for credit loss from US$25.1 million to US$19.4 million. As a percentage of total revenues, the general and administrative expenses decreased from 79.6% in the 2024 fiscal year to 60.5% in the 2025 fiscal year.

Research and development expenses. The research and development expenses decreased by 74.2% from US$8.8 million in the 2024 fiscal year to US$2.3 million in the 2025 fiscal year. The decrease was primarily due to a decrease of US$2.2 million in share-based compensation expenses from US$2.3 million in the 2024 fiscal year to US$0.1 million in the 2025 fiscal year, and decrease of US$4.1 million in human cost from US$5.4 million to US$1.3 million. As a percentage of total revenues, the research and development expenses decreased from 14.8% in the 2024 fiscal year to 5.4% in the 2025 fiscal year.

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

Net Loss

As a result of the foregoing, net loss was US$83.1 million in the 2024 fiscal year, as compared to net loss of US$18.7 million in the 2025 fiscal year.

B. Liquidity and Capital Resources

We have funded our operations primarily through cash generated from operations, proceeds from issuance of equity and debt securities, and loans from related parties. As of June 30, 2024, 2025 and 2026, we had cash and cash equivalents of US$8.7 million, US$8.7 million and US$5.9 million, respectively, and restricted cash of US$0.4 million, US$0.1 million and US$69,000, respectively. Cash and cash equivalents primarily consists of bank deposits and highly liquid investments with original maturities of less than three months, which are unrestricted as to withdrawal or use. Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes and start-up support funds supervised by government that shall exclusively be used for high-level entrepreneurial talents.

We had net loss of US$83.1 million, US$18.7 million for the 2024, 2025 and net income of US$4.5 million for 2026 fiscal years, respectively. We had net cash used in operating activities of US$6.5 million and US$8.1 million in fiscal years of 2024, 2025, respectively and net cash provided by operating activities of US$2.8 million in fiscal years of 2026. We had net cash used in investing activities of US$0.3 million and nil in 2026 and 2025 fiscal year, respectively, and net cash provided by investing activities of US$5.6 million in 2024 fiscal year. Net cash used in financing activities was US$4.2 million in 2024 fiscal year, net cash provided by financing activities was US$7.7 million in 2025 fiscal year and net cash used in financing activities was US$5.5 million in 2026 fiscal year. As of June 30, 2026, we had short-term borrowings of US$4.1 million.

Although we consolidate the results of the VIE and its respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of the VIE and its respective subsidiaries. However, a portion of the cash balances of the VIE and its respective subsidiaries will be paid to us pursuant to our contractual arrangements with the VIE. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

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

The following table sets forth a summary of the cash flows for the fiscal years indicated.

	Years ended June 30,
	2024	2025	2026
	(in U.S. dollars)
Net cash (used in)/ provided by operating activities	(6,501,715)	(8,078,703)	2,835,745
Net cash provided by/ (used in) investing activities	5,614,675	(19,370)	(261,934)
Net cash (used in)/ provided by financing activities	(4,234,368)	7,696,757	(5,453,125)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,342,723	141,241	60,255
Net decrease in cash, cash equivalents and restricted cash	(3,778,685)	(260,075)	(2,819,059)
Cash, cash equivalents and restricted cash at beginning of the year	12,857,176	9,078,491	8,818,416
Cash, cash equivalents and restricted cash at end of the year	9,078,491	8,818,416	5,999,357

Operating Activities

Net cash provided by operating activities in the 2026 fiscal year was US$2.8 million, which reflected the net income of US$4.5 million, as adjusted by deduction of non-cash items for US$5.7 million and addition of the effects of changes in operating assets and liabilities for US$4.0 million. In the 2026 fiscal year, adjustment for non-cash items primarily consisted of (1) gain from disposal of VIE of US$3.9 million, (2) reversal of doubtful accounts of US$4.1 million, and (3) deferred tax expense of US$0.9 million. Major items in the changes in operating assets and liabilities were (1) decrease in account receivable of US$5.2 million because we strengthened our collection efforts in 2026 fiscal year; (2) increase in accounts and notes payables of US$7.3 million, (3) decrease in prepaid expenses and other current assets of US$0.45 million, and (4) increase in income tax payable of US$0.9 million, and partially offset by (1) increase in inventory of US$9.5 million because sales of goods were slower than expected due to macroeconomic downturn, (2) increase in prepayment of US$1.8 million, and (3) decrease in deferred revenue of US$1.2 million.

Net cash used in operating activities in the 2025 fiscal year was US$8.1 million, which reflected the net loss of US$18.7 million, as adjusted for non-cash items of US$18.8 million and the effects of changes in operating assets and liabilities and non-cash items. In the 2025 fiscal year, Adjustment for non-cash items primarily consisted of (1) share-based compensation of US$0.5 million, (2) provision of doubtful accounts of US$19.4 million, (3) deferred tax benefit of US$4.2 million, and (4) depreciation and amortization of US$0.9 million. Major items in the changes in operating assets and liabilities were (1) an increase in account receivable of US$2.0 million because some state-owned enterprises tend to pay at calendar year end, (2) an increase in inventory of US$7.8 million because sales of goods were slower than expected due to macroeconomic downturn, and (3) decrease in accrued expenses and other liabilities of US$3.1 million due to decrease in purchasing of services.

Net cash used in operating activities in the 2024 fiscal year was US$7.0 million, which reflected the net loss of US$83.1 million, as adjusted for the effects of changes in operating assets and liabilities and non-cash items. In the 2024 fiscal year, the major item in the changes in operating assets and liabilities was the decrease in account payable and notes payable of US$13.1 million primarily due to reduced purchase of hardware and services, partially offset by (1) a decrease of US$7.7 million in accounts receivable primarily resulting from decrease of revenue; (2) a decrease of US$0.9 million in inventories due to less hardware purchased, (3) a decrease of US$2.4 million in prepayments primarily in connection with less prepayment made for equipment purchase, and (4) an increase of US$1.7 million in advances from customers due to decrease in revenue in fiscal year 2024. Adjustment for non-cash items primarily consisted of (1) impairment of long term investment of US$24.0 million; (2) impairment of goodwill of US$10.6 million, (3) share-based compensation of US$16.7 million, (4) provision of doubtful accounts of US$5.5 million, (5) deferred tax benefit of US$2.1 million, and (6) depreciation and amortization of US$1.5 million;

Investing Activities

Net cash used in investing activities in the 2026 fiscal year was US$0.3 million, primarily due to net cash of US$0.2 million removed from disposal of interests in VIE, net of proceeds received, US$88,000 approximately invested in an equity method investee, and US$7,000 approximately used in acquisition of property and equipment.

Net cash provided by investing activities in the 2025 fiscal year was nil.

Net cash provided by investing activities in the 2024 fiscal year was US$5.6 million, primarily due to redemption of short-term investments of US$13.0 million, partially offset by purchases of short-term investments of US$7.3 million.

Financing Activities

Net cash used in financing activities in the 2026 fiscal year was US$5.5 million, primarily due to repayment for short-term borrowings for US$10.0 million and partially offset by proceeds from short-term borrowing of US$4.6 million.

Net cash provided by financing activities in the 2025 fiscal year was US$7.7 million, primarily due to (1) net proceeds from issuance of convertible note of US$6.6 million, (2) repayment of short-term borrowings of US$5.2 million, and 3) proceeds from short-term borrowings of US$6.3 million.

Net cash used in financing activities in the 2024 fiscal year was US$4.2 million, primarily due to (1) repayment of the convertible note of US$10 million and (2) repayment of short-term borrowings of US$5.5 million, partially offset by proceeds from short-term borrowings of US$11.3 million.

Material Cash Requirement

Our material cash requirements as of June 30, 2026 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with acquisition of property and equipment such as computer equipment. We had capital expenditures of US$1,000, US$19,000 approximately and US$7,000 approximately in the 2024, 2025 and 2026 fiscal years, respectively.

Holding Company Structure

We are a Cayman Islands holding company without any substantive operations. We have carried out our video-centric technology solution business through Zhejiang WFOE since January 2, 2023 (and through Beijing WFOE from September 7, 2021 to January 1, 2023) and our contractual arrangements, commonly known as the VIE structure, with the VIE based in China and their shareholder, due to the PRC regulatory restrictions on direct foreign investment in internet-related services. As a result, our ability to pay dividends or otherwise fund and conduct our business depends upon dividends paid by the PRC subsidiaries. If the existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, the wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of the subsidiaries and the VIE and its respective subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve fund until such reserve fund reaches 50% of its registered capital. In addition, the subsidiaries and the VIE and its respective subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. The PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Under PRC laws and regulations, as an offshore holding company, we are only permitted to provide funding to the PRC subsidiaries through loans or capital contributions, and to the VIE through loans, and such funding is subject to applicable government registration and approval requirements in China. As a result, there is uncertainty with respect to our ability to provide prompt financial support to the PRC subsidiaries and the VIE and its respective subsidiaries, when needed. Notwithstanding the foregoing, the PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIE either through entrustment loans from the PRC subsidiaries or direct loans to the VIE’s shareholders, which would be contributed to the VIE as capital injections. Such direct loans to the shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

Financial Information Related to the VIE

The following tables present the financial information relating to the VIE and their respective subsidiaries, after the elimination of intercompany balances and transactions, as of June 30, 2025 and 2026, and for the 2024, 2025 and 2026 fiscal years.

Selected Consolidated Statements of Operations and Comprehensive (Loss)/ Income Data

	Years ended June 30,
	2024	2025	2026
	(in U.S. dollars)
Revenues	58,373,260	41,903,631	32,015,721
Cost of revenues	(47,430,643)	(32,928,006)	(25,424,502)
Total operating expenses	(68,148,892)	(29,366,786)	(4,578,948)
Net (loss)/ income	(56,536,689)	(13,667,611)	1,305,494

Selected Consolidated Balance Sheets Data

	As of June 30,
	2025	2026
	(in U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents	1,843,717	2,707,707
Restricted cash	135,607	68,610
Notes receivable	—	148,856
Accounts receivable, net	9,101,424	4,342,701
Prepayments	5,237,721	6,852,407
Prepayments - related parties	65,847	69,520
Inventories	12,565,337	22,357,493
Due from related parties	—	48,117
Prepaid expenses and other current assets	7,170,159	10,414,450
Total current assets	36,119,812	47,009,861

Property and equipment, net	94,513	69,217
Intangible assets, net	8,647,574	5,477,585
Operating lease right of use assets	559,637	343,754
Deferred tax assets	6,457,739	4,859,728
Long-term investments	—	104,142
Other non-current assets	449,778	83,262
Total non-current assets	16,209,241	10,937,688

Total assets	52,329,053	57,947,549

LIABILITIES
Current liabilities
Short-term borrowing	8,375,677	4,126,689
Accounts and notes payable	8,367,698	14,226,878
Accounts payable - related parties	198,301	72,118
Advance from customers	18,257,180	20,110,328
Income tax payable	613,017	399,741
Deferred revenue	1,286,603	185,228
Due to related parties	117,259	123,801
Operating lease liabilities, current	274,526	248,863
Accrued expenses and other liabilities	2,116,183	2,127,744
Total current liabilities	39,606,444	41,621,390

Deferred tax liabilities	494,725	450,348
Operating lease liabilities, noncurrent	303,088	74,079
Total liabilities	40,404,257	42,145,817

Selected Consolidated Statements of Cash Flows Data

	Years ended June 30,
	2024	2025	2026
	(in U.S. dollars)

Net cash (used in)/ provided by operating activities	(17,398,963)	(4,195,152)	3,692,195
Net cash provided by/ (used in) investing activities	5,586,547	(22,629)	(20,697)
Net cash provided by/ (used in) financing activities	6,009,064	415,841	(2,898,310)

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

Contractual Obligations

The following table sets forth the contractual obligations as of June 30, 2026.

	Payments due by period
	Less than	One to	Three to	More than
	Total	one year	three years	five years	five years
	(in U.S. dollars)
Lease payments	722,769	343,993	378,776	—	—

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Our Video-centric Technology Solution Business — Research and Development” and “Item 4. Information on the Company — B. Business Overview — Our Video-centric Technology Solution Business — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the 2026 fiscal year that are reasonably likely to have a material and adverse effect on the revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information to not necessarily be indicative of future results of operations or financial condition.

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

For other critical accounting policies, judgments and estimates that we believe to have the most significant impact on the consolidated financial statements, please refer to Note 2 of our consolidated financial statements included in this annual report. When reviewing the financial statements, you should consider:

●	the selection of critical accounting policies,

●	the judgments and other uncertainties affecting the application of such policies, and

●	the sensitivity of reported results to changes in conditions and assumptions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Yi Ma	48	Chairman of the Board and Chief Executive Officer
Fangfei Liu	40	Chief Financial Officer
Hui Xing	57	Director
Qiong Ni	45	Director
Mingjun Cai	52	Independent Director
Beiwen Zhu	32	Independent Director

Mr. Yi Ma has served as the chairman of our board of directors and our chief executive officer since January 2024. Mr. Ma served as our president and director since December 2022 and the chief executive officer at one of our former VIE entity since December 2018. From September 2009 to December 2018, Mr. Ma served as the chief technology officer at Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU). He also served as an R&D engineer of Kuliu (Beijing) Information Technology Co., Ltd., responsible for product research and development from July 2007 to August 2009. Prior to that, Mr. Ma served as a senior engineer of Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU) from July 2004 to July 2007, responsible for product design and development. In addition, Mr. Ma served as an engineer of Beijing Ccidnet Information Technology Co., Ltd. from July 2001 to June 2004. Mr. Ma also worked in Beijing No. 131 Middle School as a math teacher from August 1999 to June 2001. He received a bachelor’s degree in material science from China University of Geoscience in 1999 and an EMBA degree from Tsinghua University in 2018.

Ms. Fangfei Liu has served as our chief financial officer since October 2023 and as our financial director from June 2023 to October 2023. Before joining us, Ms. Liu served in various positions with prestigious companies. She worked for China Finance Online Co. Limited, a previously Nasdaq-listed company, as the financial director from December 2017 to June 2023 and as a financial reporting supervisor from March 2014 to March 2015. She served as a financial analysis and financial reporting manager at MOGU Inc. (NYSE: MOGU) from March 2015 to December 2017. Ms. Liu also served as a financial reporting specialist at JD.com, Inc. (Nasdaq: JD and HKEX: 9618) from January 2013 to March 2014. She accumulated abundant experiences in financial and operational planning and analysis, budget management, capital operations, risk management and control, and tax planning. Ms. Liu received her bachelor’s degree in accounting from Dongbei University of Finance and Economics in 2009, and a master’s degree in accounting from Cleveland State University in 2012. Ms. Liu is a Certified Public Accountant in the United States and a holder of The Chartered Global Management Accountant (CGMA) designation.

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

B. Compensation

Compensation of Directors and Executive Officers

In the 2026 fiscal year, the aggregate cash compensation to our directors and executive officers was RMB1.1 million. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of the directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries and the VIE are required by law to make contributions in amounts equal to certain percentages of each employee’s salary, including bonuses and allowances, for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

2023 Share Incentive Plan

On January 21, 2023, our board of directors adopted our 2023 Share Incentive Plan, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2023 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan was initially 128,556, which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all our issued and outstanding share capital as of the first date of such calendar year. As of the date of this annual report, 119,031 Class A ordinary shares have been granted, including (1) options to purchase 48,072 Class A ordinary shares, and (2) RSUs representing 70,959 Class A ordinary shares, all of which are still outstanding as of the same date. Pursuant to the evergreen provision, starting from January 1, 2026, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2023 Share Incentive Plan is 98,861.

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

Name	Class A ordinary shares underlying options	Exercise price for options (per share)	Class A ordinary shares represented by RSUs	Date of grant	Date of expiration(1)
Yi Ma	—	—	—	—	—
Fangfei Liu	—	—	—	—	—
Qiong Ni	—	—	—	—	—
Xin Zhang**	—	—	—	—	—
Mingjun Cai	—	—	—	—	—
Beiwen Zhu	—	—	—	—	—
Hui Xing	—	—	—	—	—

*	Upon exercise of all stock options and restricted shares granted, would beneficially own less than 1% of our total outstanding ordinary shares.

**	Ms. Xin Zhang ceased to be our director since September 2025.

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

D. Employees

As of June 30, 2026, we had a total of 112 full-time employees. Substantially all of our full-time employees are based in China.

The following table sets forth a breakdown of our full-time employees by function as of June 30, 2026.

	Number of
Function	employees	% of total
Operations	17	15.2
Research and development	48	42.9
Sales and marketing	24	21.4
General administration	23	20.5
Total	112	100.0

We value the services and contribution by our personnel. We believe that our compensation and benefits packages are competitive within the industry we operate. We offer our employees’ salaries, performance-based cash bonuses and other incentives. We also make contributions to social insurance and housing provident funds as required under PRC laws and regulations. In addition, we plan to provide some of our employees with share awards to align their interests more closely with our growth. To maintain the continued success, we have established training systems, under which we provide comprehensive on-board and regular continuing trainings for our employees. We have not experienced any major labor disputes and believe that we have maintained good working relationships with our employees.

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

The percentage of beneficial ownership in the table below is calculated based on 1,500,979 ordinary shares, comprising 1,203,094 Class A ordinary shares and 297,885 Class B ordinary shares issued and outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as- converted basis	% of aggregate voting power
Directors and Executive Officers†
Yi Ma(1)	9,091	27,326	36,417	2.2%	7.2%
Fangfei Liu	—	—	—	—	—
Xin Zhang(2)*	91,622	—	91,622	5.5%	1.6%
Hui Xing	—	—	—	—	—
Qiong Ni	—	—	—	—	—
Beiwen Zhu	—	—	—	—	—
Mingjun Cai	—	—	—	—	—
All directors and executive officers as a group	100,713	27,326	128,039	7.7%	8.8%
Principal Shareholders:
Jia Jia BaiJiaYun Ltd(3)	10,000	270,559	280,559	16.7%	69.5%
Yi Ma(1)	9,091	27,326	36,417	2.2%	7.2%

*	Ms. Xin Zhang ceased to be our director since September 2025.

†	For each holder or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such holder or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 15 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 9,091 Class A ordinary shares and 27,326 Class B ordinary shares held by Nuan Nuan Ltd, an entity wholly owned by Mr. Yi Ma. The registered address of Nuan Nuan Ltd is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 91,622 Class A ordinary shares held by Duo Duo International Limited, an entity wholly owned by Ms. Xin Zhang. The registered address of Duo Duo International Limited is Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Represents the sum of (i) 10,000 Class A ordinary shares and 270,559 Class B ordinary shares held by Jia Jia BaiJiaYun Ltd. Jia Jia BaiJiaYun Ltd is a British Virgin Islands company beneficially owned by Mr. Gangjiang Li. The registered address of Jia Jia BaiJiaYun Ltd is Star Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Significant Transactions with Related Parties or Transactions with Major Related Parties

None.

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

As of the date of this annual report, our authorized share capital consists of US$86,000 divided into 43,000,000 ordinary shares of par value of US$0.002 each in the share capital of the Company, divided into 20,000,000 Class A ordinary shares of par value of US$0.002 each and 23,000,000 Class B ordinary shares of par value of US$0.002 each. As of the date of this annual report, 1,500,979 ordinary shares, comprising 1,203,094 Class A ordinary shares and 297,885 Class B ordinary shares were issued and outstanding.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or dishonesty. Our memorandum and articles of association provide that our directors, secretary and other officers, every auditor, and the liquidator or trustees (if any) acting in relation to any of our company’s affairs, and their heirs, executors and administrators, shall be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses which they may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any such person.

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

Passive foreign investment company rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro-rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro-rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce passive income. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIE (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entities’ operating results in our consolidated financial statements.

Our taxable year for U.S. federal income tax purposes is same as our fiscal year, which recently changed from a December 31 year-end to a June 30 year-end in connection with the Merger. We have not performed a definitive analysis as to our PFIC status for our taxable year ended June 30, 2023, including whether we would qualify for the “change of business exception.” Assuming we are treated as the owners of the VIE and its respective subsidiaries, and based on the composition and characterization of our assets and income, we believe it is reasonable to take a position that we were not classified as a PFIC for the taxable year ended June 30, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not challenge our determination or the classification of our income or our assets in this regard, or that we will not be classified as a PFIC for the current taxable year or future taxable years. In particular, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Class A ordinary shares, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending June 30, 2025 and future taxable years if the market price of our Class A ordinary shares does not increase or continues to decline and/or we do not invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Further, if it were determined, however, that we are not the owner of the VIE or its respective subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC in any particular year. Because of these uncertainties and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we were not classified as a PFIC for our taxable year ended June 30, 2025, or that we will not be classified as a PFIC for the current taxable year or in future taxable years. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years.

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

Concentration Risk

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed us to credit risk. The risk is mitigated by our assessment of customers’ creditworthiness and our ongoing monitoring of outstanding balances. We have a concentration of our receivables with specific customers. As of June 30, 2025 and 2026, one and one customer accounted for 10% or more of our total accounts receivable, respectively.

Nil, one and one customer accounted for 10% or more of total revenue for the years ended June 30, 2026, 2025 and 2024, respectively.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2026.

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

	Years ended June 30,
	2025	2026
	(U.S. dollar in thousands)
Audit fees(1)	150	140
Audit-related fees(2)	—	—
Total	150	140

(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, and audit services that are normally provided by the principal audit in connection with regulatory filings or engagements for those fiscal years.

(2)	Audit-related fees represent expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging.

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

Not applicable.

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

Date: October 23, 2026

BAIJIAYUN GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baijiayun Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Baijiayun Group Ltd and its subsidiaries. (the “Company”) as of June 30, 2026 and 2025, the related consolidated statement of operations and comprehensive income/ (loss), shareholders’ equity and cash flows for the years ended June 30, 2026, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the years ended June 30, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

October 23, 2026

BAIJIAYUN GROUP LTD

CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share data)

	As of June 30,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	5,930,747	8,682,809
Restricted cash	68,610	135,607
Notes receivable	148,856	—
Accounts receivable, net	4,915,020	6,751,545
Prepayments	8,231,748	7,279,898
Prepayments – related parties	69,520	65,847
Inventories	22,357,493	12,565,337
Prepaid expenses and other current assets, net	13,808,937	7,659,836
Total current assets	55,530,931	43,140,879

Property and equipment, net	69,217	94,513
Intangible assets, net	3,333,709	4,443,690
Operating lease right of use assets, net	453,445	643,933
Deferred tax assets, net	4,955,359	7,321,373
Long-term investment	104,142	—
Other non-current assets, net	83,262	449,778
Total non-current assets	8,999,134	12,953,287

TOTAL ASSETS	$64,530,065	$56,094,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	4,126,689	9,771,623
Accounts payable	14,764,941	9,478,895
Accounts payable – related parties	72,118	198,301
Contract liabilities	20,223,920	16,189,160
Income tax payable	1,376,702	1,537,302
Deferred revenue	185,228	1,286,603
Amount due to related parties	123,801	117,259
Operating lease liabilities, current	299,205	321,388
Accrued expenses and other liabilities	2,474,488	2,226,038
Convertible notes payable, current	4,950,000	—
Total current liabilities	48,597,092	41,126,569

Convertible notes payable, non-current	—	4,692,105
Deferred tax liabilities	450,348	494,725
Operating lease liabilities, non-current	126,446	315,095
Total non-current liabilities	576,794	5,501,925
Total liabilities	49,173,886	46,628,494
Commitments and contingencies (Note 19)
Shareholders’ equity
Class A ordinary shares (par value $0.002 per share; 20,000,000 shares authorized, 885,033 and 852,088 shares issued and outstanding as of June 30, 2026 and 2025, respectively) (1)	1,770	1,704
Class B ordinary shares (par value $0.002 per share; 23,000,000 shares authorized, 297,885 and 297,885 shares issued and outstanding as of June 30, 2026 and 2025, respectively) (1)	596	596
Additional paid-in capital (1)	135,623,969	136,595,192
Statutory reserve	1,104,322	1,117,828
Accumulated deficit	(117,874,432)	(122,305,297)
Accumulated other comprehensive loss	(1,973,471)	(2,487,995)
Total shareholders’ equity attributable to Baijiayun Group Ltd	16,882,754	12,922,028

Non-controlling interests	(1,526,575)	(3,456,356)

Total shareholders’ equity	15,356,179	9,465,672

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,530,065	56,094,166

(1)	Retrospectively restated for the 1-for-20 reverse stock split effective on May 13, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/ ( LOSS)

(All amounts in US$, except for share data)

	For the Years Ended June 30,
	2026	2025	2024
Revenues	31,447,229	42,537,106	59,794,661
Cost of revenues	(25,528,980)	(33,572,527)	(46,802,361)
Gross profit	5,918,249	8,964,579	12,992,300

Operating expenses
Selling and marketing expenses	(1,941,379)	(2,034,499)	(5,928,373)
General and administrative expenses	(318,460)	(25,738,146)	(47,625,145)
Research and development expenses	(1,914,282)	(2,276,364)	(8,839,897)
Total operating expenses	(4,174,121)	(30,049,009)	(62,393,415)
(Loss)/ gain on disposal of a subsidiary	(14,050)	4,970	—
Income/ (loss) from operations	1,730,078	(21,079,460)	(49,401,115)

Interest income	98,368	98,052	66,263
Interest expense	(506,704)	(873,681)	(511,429)
Investment income	—	10,271	76,768
Share of result of equity investee	(14,543)	—	—
Gain from disposal of interest in a VIE and its subsidiaries	3,949,200	—	—
Impairment loss from long term investment	—	—	(24,005,161)
Impairment loss on goodwill	—	(1,415,341)	(10,636,358)
Other income, net	105,891	321,744	1,130,734
Income (loss) before income taxes	5,362,290	(22,938,415)	(83,280,298)

Income tax (expenses)/ benefit	(901,815)	4,266,887	196,219
Net income/(loss)	4,460,475	(18,671,528)	(83,084,079)
Less: Net income/ (loss) attributable to non-controlling interests	29,610	(2,564,138)	(1,229,446)
Net income/(loss) attributable to Baijiayun Group Ltd.	4,430,865	(16,107,390)	(81,854,633)
Other comprehensive income
Foreign currency translation adjustments	514,524	220,950	1,752,627
Comprehensive income/ (loss)	4,974,999	(18,450,578)	(81,331,452)
Less: Comprehensive income/ (loss) attributable to non-controlling interests	29,610	(2,564,138)	(1,229,446)
Comprehensive income/ (loss) available to Baijiayun Group Ltd	4,945,389	(15,886,440)	(80,102,006)
Comprehensive income/ (loss) attributable to Baijiayun Group Ltd’s ordinary shareholders	4,945,389	(15,886,440)	(80,102,006)

Weighted average number of ordinary shares outstanding(1)
Basic	1,176,370	1,033,554	962,772
Diluted	1,421,051	—	—
Basic income/ (loss) per share(1)	3.77	(15.58)	(85.02)
Diluted income/ (loss) per share(1)	3.12	(15.58)	(85.02)

(1)	Retrospectively restated for the 1-for-20 reverse stock split effective on May 13, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2026, 2025 and 2024

(All amounts in US$, except for share and per share data)

	Class A		Class B					Accumulated	Total shareholder’ Equity attributable		Total
	ordinary shares of		ordinary shares of		Additional			Other	to Baijiayun	Non-	shareholders’
	Baijiayun Group Ltd		Baijiayun Group Ltd		paid-in	Statutory	Accumulated	comprehensive	Group Ltd	controlling	equity
	Shares(1)	Amount	Shares(1)	Amount	capital	reserve	Deficit	loss	(deficit)	interests	(deficit)
As of June 30, 2023	500,992	1,002	461,780	924	116,398,052	1,117,828	(24,343,274)	(4,461,572)	88,712,960	343,361	89,056,321
Net loss	-	-	-	-	-	-	(81,854,633)	-	(81,854,633)	(1,229,446)	(83,084,079)
Share-based compensation	-	-	-	-	16,693,135	-	-	-	16,693,135	-	16,693,135
Conversion of Class B Ordinary Shares into Class A Ordinary Shares	163,895	328	(163,895)	(328)	-	-	-	-	-	-	-
Noncontrolling interests arising from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	(6,133)	(6,133)
Foreign currency translation adjustments	-	-	-	-	-	-	-	1,752,627	1,752,627	-	1,752,627
Balance as of June 30, 2024	664,887	1,330	297,885	596	133,091,187	1,117,828	(106,197,907)	(2,708,945)	25,304,089	(892,218)	24,411,871
Net loss							(16,107,390)		(16,107,390)	(2,564,138)	(18,671,528)
Share-based compensation	-	-	-	-	454,380	-	-	-	454,380	-	454,380
Issuance of ordinary shares	187,201	374	-	-	-	-	-	-	374	-	374
Convertible notes payable	-	-	-	-	3,049,625	-	-	-	3,049,625	-	3,049,625
Foreign currency translation adjustments	-	-	-	-	-	-	-	220,950	220,950	-	220,950

Balance as of June 30,2025	852,088	1,704	297,885	596	136,595,192	1,117,828	(122,305,297)	(2,487,995)	12,922,028	(3,456,356)	9,465,672
Net income							4,430,865		4,430,865	29,610	4,460,475
Share-based compensation	-	-	-	-	156,316	-	-	-	156,316	-	156,316
Disposal of interest in VIE					(1,127,473)	(13,506)			(1,140,979)	1,900,171	759,192
Issuance of ordinary shares	32,945	66	-	-	(66)	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	514,524	514,524	-	514,524
Balance as of June 30,2026	885,033	1,770	297,885	596	135,623,969	1,104,322	(117,874,432)	(1,973,471)	16,882,754	(1,526,575)	15,356,179

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities:
Net income/ (loss)	4,460,475	(18,671,528)	(83,084,079)
Adjustments to reconcile net income/ (loss) to net cash used in operating activities:
Depreciation and amortization expenses	730,535	895,935	1,054,088
Amortization of operating lease right of use assets	264,206	294,778	289,678
Impairment loss on goodwill	—	1,415,341	10,636,358
Expected credit loss allowance/ (reversal)	(4,078,314)	19,409,914	5,467,941
Deferred income tax expense (benefit)	900,775	(4,168,386)	(1,413,789)
Investment income on short-term investments	—	—	(76,768)
Share-based compensation	156,316	454,380	16,693,135
Loss/ (gain) from disposal of a subsidiary	14,050	(4,970)	—
Gain from disposal of interest in a VIE and its subsidiaries	(3,949,200)	—	—
Impairment loss from long term investment	—	—	24,005,161
Amortization of convertible notes issuance costs	257,895	542,105	—
Share of result of equity investee	14,543	—	—
Changes in operating assets and liabilities:
Accounts receivable	5,210,897	(1,981,549)	7,682,935
Accounts receivable - related parties	—	—	628,274
Notes receivable	(148,856)	180,232	106,147
Prepayments	(1,825,618)	30,875	2,387,941
Prepayments - related parties	—	—	(64,908)
Inventories	(9,457,024)	(7,796,442)	851,902
Prepaid expenses and other current assets, net	(447,462)	(2,270,170)	(576,297)
Other non-current assets	(13,721)	(127,476)	21,036,847
Accounts and notes payable	7,304,935	(527,799)	(13,107,548)
Accounts payable - related parties	—	—	—
Contract liabilities	1,948,763	6,981,311	870,667
Contract liabilities - related parties	—	—	(70,834)
Income tax payable	876,956	(82,616)	1,300,178
Deferred revenue	(1,166,096)	399,431	522,156
Operating lease liabilities	(246,338)	8,124	34,825
Amount due to related parties	6,541	—	57,667
Accrued expenses and other liabilities	2,021,487	(3,060,193)	(1,733,392)
Net cash provided by/ (used in) operating activities	2,835,745	(8,078,703)	(6,501,715)

Cash flows from investing activities
Acquisition of property and equipment	(6,596)	(19,370)	(1,383)
Capitalization of software development cost	—	—	—
Investment in equity method investee	(88,429)	—	—
Purchases of short-term investments	—	—	(7,280,539)
Redemption of short-term investments	—	—	12,966,608
Cash paid for business combinations, net of cash acquired	—	—	(70,011)
Cash removed from disposal of interests in a VIE and its subsidiaries, net of proceeds received	(166,909)	—	—
Net cash (used in)/ provided by investing activities	(261,934)	(19,370)	5,614,675

Cash flows from financing activities:
Proceeds from issuance of convertible note	—	6,580,000	—
(Repayment of) convertible note	—	—	(10,000,000)
Loans from related parties	—	—	30,000,000
Repayment of loans to related parties	—	—	(30,000,000)
Proceeds from short-term borrowings	4,568,835	6,281,758	11,283,576
Repayment of short-term borrowings	(10,021,960)	(5,165,001)	(5,517,944)
Net cash (used in) provided by financing activities	(5,453,125)	7,696,757	(4,234,368)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	60,255	141,241	1,342,723
Net decrease in cash, cash equivalents and restricted cash	(2,819,059)	(260,075)	(3,778,685)
Cash, cash equivalents and restricted cash at beginning of the year	8,818,416	9,078,491	12,857,176
Cash, cash equivalents and restricted cash at end of the year	$5,999,357	$8,818,416	$9,078,491
Supplemental of cash flow information
Cash paid for interest expense	$226,548	$248,122	$839,083
Cash paid for income tax	$13,632	$20,374	$89,114

Supplemental of non-cash flow information:
Non-cash investing and financing activities
Operating lease right of use assets obtained in exchange for operating lease liabilities	$196,672	$666,058	$656,562

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	As of June 30,
	2026	2025	2024
Cash and cash equivalents	$5,930,747	$8,682,809	$8,703,667
Restricted cash	68,610	135,607	374,824
Total cash, cash equivalents and restricted cash at end of the year	$5,999,357	$8,818,416	$9,078,491

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -	NATURE OF THE ORGANIZATION AND BUSINESS

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

On July 18, 2022, BJY entered into an agreement and plan of merger (the “Merger Agreement”) with Fuwei Films (Holdings) Co., Ltd. (“Fuwei”). Fuwei is principally engaged in the manufacture and distribution of high-quality plastic film using the biaxially-oriented stretch technique (“BOPET film business”). Pursuant to the Merger Agreement, a wholly-owned subsidiary of Fuwei, Fuwei Films (BVI) Co., Ltd. (“Fuwei BVI”), will be merged with and into BJY, with BJY being the surviving entity and a wholly-owned subsidiary of Fuwei (the “Merger”). Shareholders of BJY will exchange all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei. The Merger and all transactions contemplated by the Merger Agreement and plans of merger were consummated on December 23, 2022, upon which Fuwei changed its name to “Baijiayun Group Ltd” (collectively with BJY, subsidiaries of BJY, VIE and VIE’s subsidiaries, the “Company”). On March 9, 2023, the Company entered into a security purchase agreement with Aoji Holdings Co., Ltd, pursuant to which the Company agreed to dispose 100% of the equity interest of Fuwei BVI and the BOPET film business operated through Fuwei Films (Shandong) Co., Ltd., a wholly-owned subsidiary of Fuwei BVI, to Aoji Holdings Co., Ltd for a cash consideration of $30.0 million.

As of June 30, 2026, the Company’s major subsidiaries, VIE and subsidiaries of the VIE are as follows:

	Date of	Place of	Ownership
Name of Entity	Incorporation	Incorporation	Percentage	Principal Activities
BaiJiaYun Limited (“BJY”)	April 22, 2021	Cayman Islands	100%	Investment holding
Subsidiaries of BJY
BaiJia Cloud Limited (“BaiJiaYun HK”)	May 6, 2021	Hong Kong	100%	Investment holding
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	September 6, 2021	PRC	100%	Investment holding
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	October 27, 2021	PRC	100%	Provision of cloud computing services
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	September 13, 2021	PRC	100%	Investment holding
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	January 21, 2022	PRC	100%	Provision of cloud computing services
Zhejiang Baijiashilian Technology Co., Ltd. (“Zhejiang WFOE”)	December 28, 2022	PRC	100%	Investment holding

VIE
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology”)	October 12, 2019	PRC	100% owned through VIE agreements	Provision of cloud computing services

VIE’s Subsidiaries
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	June 13, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	June 18, 2019	PRC	40% owned by VIE	Provision of cloud computing services
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	April 8, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Baijiayun Digital Technology Co., Ltd. (“Baijiayun Digital Technology”, formerly known as Beijing Haoyu Xingchen Cultural Communication Co., Ltd.) (“Haoyu Xingchen”)	June 23, 2020	PRC	100% owned by VIE	Provision of cloud computing services

	Date of	Place of	Ownership
Name of Entity	Incorporation	Incorporation	Percentage	Principal Activities
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	April 13, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	November 3, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Shanghai BaiJiaYun Technology Co., Ltd. (“Shanghai BaiJiaYun”)	October 22, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Baijiayun Deran Technology Co., Ltd. (“Beijing Deran”)	May 29, 2012	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Hengsheng Information Technology Co., Ltd. (“Guangxi Hengsheng”)	September 16, 2022	PRC	40% owned by VIE	Provision of cloud computing services
Guangxi Chuanghe Technology Co., Ltd. (“Guangxi Chuanghe”)	August 30, 2022	PRC	40% owned by VIE	Provision of cloud computing services
Beijing Baijia Yunlong Technology Co., Ltd. (“Baijia Yunlong”)	April 12, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	January 13, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Hydrogen Data Information Technology Co., Ltd. (“Beijing Hydrogen”)	December 1, 2014	PRC	100% owned by VIE	Provision of cloud computing services
Zhejiang Baijiayun Technology Co., Ltd. (“Zhejiang BaiJiaYun”)	January 16, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Baijia Cloud Technology Co., Ltd. (“Wuhan BaiJiaYun”)	August 7, 2017	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Baijiayunlong Technology Co., Ltd.	June 23, 2026	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Langchenyunzhi Technology Co., Ltd.	June 17, 2026	PRC	40% owned by VIE	Provision of cloud computing services

On September 7, 2021, BaiJiaYun WFOE entered into a series of agreements (the “VIE Agreements”) with BaiJiaYun Group Co., Ltd. (“BaiJiaYun VIE”) and the shareholders of BaiJiaYun VIE. The VIE Agreements are designed to provide BaiJiaYun WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of BaiJiaYun VIE, including absolute control rights and the rights to the management, operations, assets, property and revenue of BaiJiaYun VIE. The purpose of the VIE Agreements is solely to give BaiJiaYun WFOE the controlling financial interest over BaiJiaYun VIE’s management and operations.

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

BaiJiaYun VIE and Baijia Cloud Technology are collectively referred as the VIE. The Company believes that the VIE are considered   variable interest entities under Accounting Codification Standards (“ASC”) 810, “Consolidation”, because the equity investors in BaiJiaYun VIE and Baijia Cloud Technology no longer have the characteristics of a controlling financial interest, and the Company, through BaiJiaYun WFOE and Zhejiang WFOE, is the primary beneficiary of the VIE and controls the VIE’s operations. Accordingly, the VIE have been consolidated as deemed subsidiaries into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of the VIE, which are identified variable interest entities of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with the VIE reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of the VIE. Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023) is obligated to absorb a majority of the loss from the VIE’s activities and receive a majority of the VIE’s expected residual returns. In addition, the VIE’s shareholders have pledged their equity interest in the VIE to Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023), irrevocably granted Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023) an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in the VIE and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023). Under the accounting guidance, the Company is deemed to be the primary beneficiary of the VIE and the financial positions, operating results and cash flows of the VIE and the VIE’s subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, “Business Combinations”, as the Company and the VIE are under common control, the Reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying consolidated financial statements give retrospective effect to the Reorganization, whereby the assets and liabilities of the VIE and its subsidiaries are reflected at the historical carrying values and their operations are presented as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The following amounts and balances of the VIE, and its subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions as of June 30, 2026 and 2025 and for the years then ended:

	As of June 30,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$2,707,707	$1,843,717
Restricted cash	68,610	135,607
Notes receivable	148,856	—
Accounts receivable, net	4,342,701	9,101,424
Prepayments	6,852,407	5,237,721
Prepayments - related parties	69,520	65,847
Inventories	22,357,493	12,565,337
Due from related parties	48,117	—
Prepaid expenses and other current assets, net	10,414,450	7,170,159
Total current assets	47,009,861	36,119,812

Property and equipment, net	69,217	94,513
Intangible assets, net	5,477,585	8,647,574
Operating lease right of use assets, net	343,754	559,637
Deferred tax assets, net	4,859,728	6,457,739
Long-term investments	104,142	—
Other non-current assets	83,262	449,778
Total non-current assets	10,937,688	16,209,241

Total assets	$57,947,549	$52,329,053

LIABILITIES
Current liabilities
Short-term borrowings	$4,126,689	$8,375,677
Accounts and notes payable	14,226,878	8,367,698
Accounts payable - related parties	72,118	198,301
Contract liabilities	20,110,328	18,257,180
Income tax payable	399,741	613,017
Deferred revenue	185,228	1,286,603
Amount due to related parties	123,801	117,259
Operating lease liabilities, current	248,863	274,526
Accrued expenses and other liabilities	2,127,744	2,116,183
Total current liabilities	41,621,390	39,606,444

Deferred tax liabilities	450,348	494,725
Operating lease liabilities, non-current	74,079	303,088
Total non-current liabilities	524,427	797,813
Total liabilities	$42,145,817	$40,404,257

	For the year Ended June 30,
	2026	2025	2024
Revenues	$32,015,721	$41,903,631	$58,373,260
Cost of revenues	$(25,424,502)	$(32,928,006)	$(47,430,643)
Total operating expenses	$(4,578,948)	$(29,366,786)	$(68,148,892)
Net income/ (loss)	$1,305,494	$(13,667,611)	$(56,536,689)
Net cash provided by/ (used in) operating activities	$3,692,195	$(4,195,152)	$(17,398,963)
Net cash (used in)/ provided by investing activities	$(20,697)	$(22,629)	$5,586,547
Net cash (used in)/ provided by financing activities	$(2,898,310)	$415,841	$6,009,064

There are no consolidated VIE and its subsidiaries’ assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries.

No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

Termination of the VIE agreements between BaiJiaYun VIE and Zhejiang WFOE

On December 31, 2025, Zhejiang WFOE entered into agreements of termination with BaiJiaYun Group Co., Ltd (BaiJiaYun VIE) and Guangxi Yunqi Baichuan Technology Co., Ltd. to terminate the VIE Agreements. Zhejiang WFOE is no longer recognized as the beneficial owner of BaiJiaYun VIE.

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

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE and the VIE’s subsidiaries in the consolidated financial statements as the Company may lose the ability to exert effective control over the VIE and the VIE’s shareholders, and the Company may lose the ability to receive economic benefits from the VIE.

2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE, and the subsidiaries of the consolidated VIE for which the Company or its subsidiaries are the primary beneficiary.

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

All transactions and balances among the Company, its subsidiaries, the consolidated VIE, and the subsidiaries of the consolidated VIE have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

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

Non-controlling Interests

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the VIE. For the Company’s consolidated financial statements, non-controlling interests represent minority shareholders’ 49% equity interests in Henan BaiJiaYun, Xi’an BaiJiaYun, Shaanxi BaiJiaYun, Xinjiang BaiJiaYun as of June 30, 2025, and minority shareholders’ 49% equity interests in Henan BaiJiaYun and minority shareholders’60 % equity interests in Baijia Cloud Technology as of June 30, 2026.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income (loss) to distinguish the interests from that of the Company.

Estimates and Assumptions

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

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations and comprehensive income (loss). The Company did not record any inventory write-down for the years ended June 30, 2026, 2025 and 2024.

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

Reversal of expected credit loss expenses for other receivables was nil, $(1,279) and $(193) for the years ended June 30, 2026, 2025 and 2024, respectively.

Long-term Investments, Net

Long-term investments consist equity investment accounted for using the equity method, and equity investment without readily determinable fair values.

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

The Company’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in “others, net” in the consolidated statements of operations and comprehensive income. The Company makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, financial and business performance, cash position and recent financing rounds. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in “others, net” in the consolidated statements of operations and comprehensive income if there is any. When the investments become qualified for use of the equity method, the Company remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applying the equity method, in accordance with ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).

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

Acquired intangible assets from business combination are recognized and measured at fair value at the time of acquisition.

Amortization methods and estimated useful lives of the respective assets are set out as follows:

Category	Amortization Method	Estimated Useful Life
Self-developed communications platform	Straight-line method	5 years
Intangible assets arising from business combination
Distribution channel	Accelerated method	10 years
Technology	Straight-line method	5-10 years
Backlog	Straight-line method	3.75 years
Customer relationship	Accelerated method	8.75 years
Database	Straight-line method	10 years
Other	Straight-line method	5 years

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

Intangible assets are assigned an indefinite life when the Company concludes there is no foreseeable limit on the period of time over which the intangible asset is expected to contribute to its business and its cash flows. Intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. When performing the impairment test for an intangible asset that is not subject to amortization, the Company may first perform a qualitative assessment to determine whether it is not more likely than not that the indefinite-lived intangible asset is impaired. If the Company determines that it is more likely than not that the indefinite-lived intangible asset is impaired after assessing the totality of events and circumstances and their potential effect on significant inputs to the fair value determination, then the Company shall calculate the fair value of the intangible asset and perform the quantitative impairment test. The quantitative impairment test for an indefinite-lived intangible asset shall consist of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, the Company shall recognize an impairment loss in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. The Company evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with the requirement of that for finite-lived intangible assets.

No impairment charge was recognized for intangible assets for the years ended June 30, 2026, 2025 and 2024.

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

The right of use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. When a lease is terminated, the right of use asset and operating lease liability associated the lease liability is recognized in earnings as a gain or loss. All right of use assets are reviewed for impairment. There was no impairment for right-of-use lease assets for the years ended June 30, 2026, 2025 and 2024.

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

The Company primarily generated revenues from contracts with customers through the following arrangements:

SaaS/PaaS services

The SaaS/PaaS services were comprised of real-time engagement services, and SMS services.

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

Software license and other cloud related service

The Company provides software licenses mainly for customers to be used for online schools or corporation training sessions. The software licenses are created based on an existing software framework with certain customization or design to meet the needs of different customers. Each developed software is functional on a standalone basis without any further upgrade or support and is regarded as a functional intellectual property. The control of the software license is transferred to the customer and the Company does not retain the right to limit the use of the software once transferred. The Company recognizes revenue of software license at the point of time.

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

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2026 and 2025, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired solely for the purpose of providing certain cloud related services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenue upon the recognition of the related revenue. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2026 and 2025, no deferred contract costs was recognized.

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

Customer advances of $12,210,258, $1,342,535 and $4,788,289 as of June 30, 2025, 2024 and 2023 were recognized as revenues in the years ended June 30, 2026, 2025 and 2024, respectively. Deferred revenue of $1,078,811 , $750,877 and $183,963 as of June 30, 2025, 2024 and 2023, respectively, were recognized as revenues in the years ended June 30, 2026, 2025 and 2024, respectively.

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

Disaggregation of revenue

For the years ended June 30, 2026, 2025 and 2024, most of the Company’s revenue was generated in the PRC and contributed by the VIE and VIE’s subsidiaries. The Company disaggregates revenue into three revenue streams, consisting of SaaS/PaaS services, cloud related services and AI solution services, as follows:

	For the Years Ended June 30,
	2026	2025	2024
SaaS/PaaS services
Real-time engagement services	$7,753,954	$12,577,033	$21,129,793
SMS services	5,154,181	11,845,128	12,894,028
Subtotal	12,908,135	24,422,161	34,023,821
Cloud related services
Customized platform development services	643,580	1,264,003	2,685,800
Software license and other cloud related services	1,041,097	1,712,910	3,383,772
Subtotal	1,684,677	2,976,913	6,069,572
AI solution services	16,854,417	15,138,032	19,701,268
Total revenues	$31,447,229	$42,537,106	$59,794,661

The Company disaggregates revenue by transferal of products/services as follows:

	For the Years Ended June 30,
	2026	2025	2024
Services transferred over time	$12,681,587	$24,280,366	$32,370,145
Services transferred at a point in time	1,684,677	2,976,913	6,069,572
Goods transferred at a point in time	17,080,965	15,279,827	21,354,944
Total revenues	$31,447,229	$42,537,106	$59,794,661

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

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses of $1,349, $1,282,267 and $1,460,948 for the years ended June 30, 2026, 2025 and 2024, respectively, were included in selling and marketing expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee wages and benefits, including stock-based compensation expense, for research and development personnel. Research and development costs are expensed as incurred in accordance with ASC 730, “Research and Development”.

Government Grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized when received. Government grant with certain operating conditions is recorded as liability when received and will be recognized in earnings when the conditions are met. For the years ended June 30, 2026, 2025 and 2024, the Company recognized government grant of $93,401, $248,637 and $578,761, respectively, in other income, net in the consolidated statements of operations and comprehensive loss. There was no government grant deferred and included in liabilities as of June 30, 2026 and 2025.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of June 30,
	2026	2025	2024
Year-end spot rate	6.7851	7.1636	7.2672

	For the Year Ended June 30,
	2026	2025	2024
Average rate	6.9940	7.2143	6.9728

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

Net Income/ (Loss) Per Share

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

Diluted earnings income/ (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. The Company had ordinary share equivalents from convertible redeemable preferred shares, convertible note, share options and RSUs, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net earnings (loss) per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive, the effect of convertible note is computed using the as-if converted method, and the effect of share options and RSUs is computed using the treasury method. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive.

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

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, accounts and notes payable, short-term borrowings and accrued expenses and other liabilities. The Company measures short-term investments at fair value on a recurring basis. Short-term investments include wealth management products issued by certain banks and financial institutions, which are valued based on the NAV or its equivalent provided by these banks or financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of June 30, 2026 and 2025, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

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

Concentration and Credit Risk

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2026 and 2025, $2,888,292 and $2,057,188 were deposited in financial institutions in the PRC, and each bank provides a deposit insurance with the maximum limit of RMB500,000 (equivalent to approximately $69,000) to each of the Company’s subsidiaries who has an associated account(s) in that bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

3) Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers. As of June 30, 2026 and 2025, one and one customer accounted for 10% of total accounts receivable, respectively. One, one and nil customer accounted for 10% or more of total revenue for the years ended June 30, 2026, 2025 and 2024, respectively.

4) Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Recently Issued Accounting Standards

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) from continuing operations. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The adoption did not have a material impact on the consolidated financial statements, and the required disclosures are included in Note 17.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Group is currently evaluating the impact that the adoption of these standards will have on the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and requires prospective application. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), which removes all references to software development project stages so that the guidance is neutral to different software development methods. Therefore, under ASU 2025-06, software capitalization will begin when management has authorized and committed to funding the software project and when it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 will be effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods with early adoption permitted. The guidance is to be applied on a prospective basis, or on a modified transition approach or a retrospective transition approach. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual reporting periods, with early adoption permitted. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

3 -	BUSINESS ACQUISITION

Acquisition of Wuhan BaiJiaYun

In July 2023, the Company acquired 100% equity interest in Wuhan BaiJiaYun (currently known as Wuhan Xinwanlian Technology Co., Ltd.) with consideration of US$247,688. The acquisition was closed on July 31, 2023 and the consideration was fully paid in August 2023.

The following table presents the purchase price allocation of the assets acquired and liabilities assumed and the related deferred income taxes on July 31, 2023. The dollar amount presented in the table was based on the exchange rate of RMB1.00 to US$0.140 on July 31, 2023.

Amount
US$
Cash and cash equivalents	173,350
Other current assets	1,304,251
Property and equipment, net	36,143
Other long-term assets	143,005
Total identifiable assets acquired	1,656,749

Current liabilities	709,933
Long-term borrowings	1,400,050
Total liabilities assumed	2,109,983

Net identifiable assets acquired	(453,234)
Total purchase consideration	247,688
Goodwill	700,922
Effect on cash flows of the Company
Cash paid (as above)	247,688
Less: cash and cash equivalents in entity acquired	(173,350)
Cash outflow on acquisition	74,338

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

Amount
US$
Cash and cash equivalents	4,327
Other current assets	49,689
Total identifiable assets acquired	54,016

Current liabilities	94,667
Total liabilities assumed	94,667

Net identifiable assets acquired	(40,651)
Total purchase consideration	—
Fair value of non-controlling interests	(19,916)
Goodwill	20,735
Effect on cash flows of the Company
Cash paid (as above)	—
Less: cash and cash equivalents in entity acquired	(4,327)
Cash inflow on acquisition	4,327

After the acquisition date, Baijiayi contributed revenues and net loss of nil and $2,360 to the Company, respectively. Pro forma results reflecting this transaction were not presented because Baijiayi is not significant to the Company’s consolidated financial results.

4 -	DISPOSAL OF ENTITIES

Disposed Baijiayi

During the period from January 2025 to July 2026, the Group disposed the 51% equity interest of Baijiayi held by Group with consideration of nil. Upon closing, the Company no longer has any involvement in the operation of Baijiayi. The disposal of this subsidiary did not represent a strategic shift that had a major effect on the Company’s operations and financial results. As Baijiayi had negative net assets at the disposition date, the disposition resulted in a gain of $4,970, which was included in the consolidated statements of operations and comprehensive income (loss).

Disposed interest in Xinjiang BaiJiaYun Technology Co., Ltd.(“Xinjiang BaiJiaYun”)

In October 2025, the Company sold 36% of its interest in Xinjiang BaiJiaYun, a subsidiary of BaiJia Cloud Technology, the consolidated VIE. As a result of the sale, the Company ceased to have a controlling financial interest in Xinjiang BaiJiaYun and deconsolidated Xinjiang BaiJiaYun as of the closing date. The Company recognized a loss of $14,050 on the deconsolidation, which is included in the consolidated statements of operations and comprehensive income/ (loss). After the disposition, Xinjiang BaiJiaYun is accounted for as equity investment without readily determinable fair value.

5 -	ACCOUNTS RECEIVABLE, NET

As of June 30, 2026 and 2025, accounts receivable, net consisted of the following:

	As of June 30,
	2026	2025
Accounts receivable	$28,234,779	$38,026,298
Less: allowance for credit loss	(23,319,759)	(31,274,753)
	$4,915,020	$6,751,545

Net reversal on allowance for credit loss was $4,078,314 for the year ended June 30, 2026. Net allowance for credit loss of accounts receivable were $20,084,455 and $5,468,134 for the years ended June 30, 2025 and 2024, respectively. Movement of allowance for credit loss was as follows:

	For the Years Ended June 30,
	2026	2025	2024
Balance at beginning of the year	$31,274,753	$11,558,087	$6,325,311
(Reversal)/ allowance	(4,078,314)	20,084,455	5,468,134
Removed from the terminated VIE and its subsidiaries	(5,495,747)	—	—
Effects of foreign exchange rate	1,619,067	(367,788)	(235,358)
Balance at end of the year	$23,319,759	$31,274,753	$11,558,087

6 -	PROPERTY AND EQUIPMENT, NET

As of June 30, 2026 and 2025, property and equipment, net consisted of the following:

	As of June 30,
	2026	2025
Electronic equipment	$570,540	$728,532
Leasehold improvements	214,913	188,042
Office equipment	63,998	89,855
	849,451	1,006,429
Less: Accumulated depreciation	(780,234)	(911,916)
Property and equipment, net	$69,217	$94,513

For the years ended June 30, 2026, 2025 and 2024, depreciation expenses were $45,279, $23,135 and $240,466, respectively.

7 -	INTANGIBLE ASSETS, NET

As of June 30, 2026 and 2025, intangible assets, net, consisted of the following:

	As of June 30,
	2026	2025
Self-developed communications platform	$1,485,542	$2,405,362
Distribution channel	957,981	907,365
Technology	1,296,959	1,228,432
Backlog	—	247,082
Customer relationship	2,063,345	1,954,325
Database	1,046,411	991,122
Other	5,539	5,245
	6,855,777	7,738,933
Less: Accumulated amortization	(3,522,068)	(3,295,243)
Intangible assets, net	$3,333,709	$4,443,690

For the years ended June 30, 2026, 2025 and 2024, amortization expenses were $685,256, $651,532 and $813,622, respectively.

Estimated future amortization expense related to intangible assets with finite lives held as of June 30, 2026 is as follows:

For the Year Ended June 30,	Amortization
2027	$947,808
2028	1,001,853
2029	553,446
2030	198,877
2031	135,350
Thereafter	496,375
Total	$3,333,709

8 -	LONG-TERM INVESTMENTS, NET

Long-term investments, net consisted of the following:

	As of June 30,
	2026	2025
Equity method investment:
Beijing Hengyueda Health Information Technology Ltd. (“Hengyueda”) (1)	$73,438	—
Equity securities without readily determinable fair value:
Xinjiang BaiJiaYun (2)	$30,704	—
	$104,142	—

(1)	In November 2025, BaiJia Cloud Technology entered into an agreement with a third party company to establish a joint venture, Beijing Hengyueda Health Information Technology Ltd, (“Hengyueda”) in which BaiJia Cloud Technology holds 40% interest. The Company applies the equity method of accounting to account for the investment in Hengyueda as the Company obtained significant influence by the rights to nominate one board member out of three. Hengyueda is engaged in providing services in wellness industry.
(2)	See Note 4.

9 -	LEASES

The Company leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 12 months and 29 months. The Company includes the renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of June 30,
	2026	2025
Right of use assets	$453,445	$643,933

Operating lease liabilities, current	$299,205	$321,388
Operating lease liabilities, non-current	126,446	315,095
Total operating lease liabilities	$425,651	$636,483

Other information about the Company’s leases is as follows:

	For the Years Ended June 30,
	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$415,665	$421,725	$167,049
Cash paid for short-term lease expense	8,425	42,665	-
Supplemental lease cash flow disclosure
Operating lease right of use assets obtained in exchange for operating lease liabilities	$196,672	$666,058	$656,562

Weighted average remaining lease term (years)	1.65	2.12	3.14
Weighted average discount rate	3.92%	3.97%	4.75%

Operating lease expenses were $264,206, $294,778, $515,034, respectively, for the years ended June 30, 2026, 2025 and 2024. Short-term lease expenses were $34,261, $19,363 and $225,356, respectively, for the years ended June 30, 2026, 2025 and 2024.

The Company’s maturity analysis of operating lease liabilities as of June 30, 2026 is as follows:

Operating
For the Year Ended June 30,	leases
2027	$311,327
2028	127,722
2029	—
2030	—
2031	—
Thereafter	—
Total lease payments	439,049
Less: Imputed interest	(13,398)
Present value of lease liabilities	425,651
Less: Operating lease liabilities, current	299,205
Operating lease liabilities, non current	$126,446

10 -	ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2026 and 2025, accrued expenses and other liabilities consisted of the following:

	As of June 30,
	2026	2025
Accrued payroll and welfare	$336,953	$1,039,450
VAT and other taxes payable	1,358,428	667,606
Investment consideration payable	128,778	192,652
Accrued expenses	644,433	319,357
Interest payable	5,896	6,973
	$2,474,488	$2,226,038

11 -	BORROWINGS

As of June 30, 2026 and June 30, 2025, the balance of the short-term borrowings was $4,126,689 and $9,771,623, respectively. The borrowings mainly consisted of working capital loans with annual interest rates ranging from 2.70% to 2.90% and tenor of twelve months. All outstanding short-term borrowings as of June 30, 2026 were guaranteed by Beijing Baijia Cloud Technology Co., Ltd, one of the Company’s VIE entities in the consolidated group.

12 -	CONVERTIBLE NOTES

On December 6, 2024, the Company entered into a Standby Equity Purchase Agreement and a Convertible Promissory Note (collectively, the “Note Purchase Agreement”) with certain institutional investors, pursuant to which the Company agreed to issue and sell issue up to $50,000,000 in aggregate principal amount of unsecured promissory notes (the “Convertible Notes”, each a “Convertible Note”).

In December, 2024, the Company issued Convertible Notes with an aggregate principal amount of $7,200,000, which were originally due to mature on October 5, 2025. The Company received net proceeds of $6,580,000 from the issuance.

The Convertible Notes bear interest at 0% per annum, which increases to 18% per annum upon the occurrence and during the continuance of an event of default, as defined in the Convertible Notes. Events of default include, among other matters, payment defaults, bankruptcy or insolvency events, cross-defaults on other indebtedness, material judgements, suspension or cessation of trading, change-of-control events and other material breaches of the transaction documents.

The Convertible Notes are convertible into ordinary shares of the Company at the lower of a fixed conversion price and a formula-based conversion price determined in accordance with the terms of the Convertible Notes, subject to a minimum conversion price and certain adjustments.

The investor may, in its sole discretion, determine the timing and amount of each conversion, subject to the aggregate amount outstanding under the Convertible Notes. Upon conversion, the purchase price of the ordinary shares issued is satisfied by offsetting an equivalent amount against the outstanding Convertible Notes, thereby reducing the outstanding principal amount of the Convertible Notes.

The carrying amount of the Convertible Notes is presented net of unamortized notes issuance costs of $620,000, which are amortized to interest expense using the effective interest method over the term of the Convertible Notes.

13 -	SHARE BASED COMPENSATION

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

On October 31, 2023, the Company awarded 56,237 RSUs to its employees. These RSUs vested on October 31, 2023. The exercise price of these RSUs is $0.

On December 31, 2024, the Company awarded 1,219 RSUs to its employees. These RSUs vested on June 30, 2025. The exercise price of these RSUs is $0.

On June 3, 2025, the Company awarded 130,000 RSUs to its employees. These RSUs vested on June 30, 2025. The exercise price of these RSUs is $0.

There was no change in the RSUs relating to ordinary shares granted by the Company during the year ended June 30, 2026.

For the year ended June 30, 2026 and 2025, the Company recognized share-based compensation expense of nil and $439,307, respectively, in connection with the above RSU awards.

As of June 30, 2026, there was no unrecognized compensation expense related to RSUs is expected to be recognized.

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

The following table summarized the Company’s share option activities for the year ended June 30, 2026:

			Weighted
			Average	Weighted
		Weighted	Remaining	Average
		Average	Contract	Grant	Aggregate
	Number of	Exercise	Life	Date	Intrinsic
	Options	Price	Years	Fair value	Value
Options outstanding on July 1, 2025	70,046	$22.55	1.39	$77.10	—
Granted
Cancelled/forfeited	(903)	$22.74		$10.78
Exercised	—	—	—	—	—
Options outstanding on June 30, 2026	69,143	$49.12	0.43	$77.46	—
Options vested and exercisable on June 30, 2026	68,866	$48.45	0.43	$145.79	—

For the year ended June 30, 2026 and 2025, the Company recognized share-based compensation expense of $156,316 and $154,075, respectively, in connection with the above share options.

For the year ended June 30, 2025, the fair value of the RSUs granted is determined based on the close trading price of the Company’s stock on the public market, the fair value of the options granted is determined using the Black Schole model.

The key assumptions used to determine the fair value of the options at the grant date were as follows:

	For the Year Ended June 30,
	2026	2025
Expected volatility	N/A	164.98%
Risk-free interest rate	N/A	4.38%
Expected dividend yield	N/A	0.0%
Exercise multiple	N/A	n/a
Expected life	N/A	5.00

The above inputs have been determined based on the following:

●	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies;

●	Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options;

●	Dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the option;

●	Exercise multiple is based on empirical research on typical share award exercise behavior.

●	Expected life is estimated based on the remaining maturity of the options.

As of June 30, 2026, $297,031 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 2.1 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

14 -	EQUITY

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

Reverse Stock Split – Effective May 30, 2024, the Company implemented a 1-for-5 reverse stock split, and effective May 13, 2025, the Company implemented a 1-for-20 reverse stock split.

BaiJiaYun Limited Equity

BJY’s authorized ordinary share capital is 458,694,920 shares of a par value of $0.0001. As of June 30, 2022, 440,693 ordinary shares were issued and outstanding.

In August 2022, BJY issued 312,838 ordinary shares to the existing shareholders of ordinary and preferred shares for no consideration in August 2022.

Upon the completion of the Merger with Fuwei, each BJY ordinary share that is issued and outstanding immediately prior to the Merger was cancelled in exchange for the right to receive the number of Fuwei newly issued ordinary shares as is equal to one (1) multiplied by the conversion ratio of 0.7807324.

Upon the completion of the Merger with Fuwei, the equity structure of the combined company reflects the equity structure of Fuwei, and the equity structure of BJY is restated using the conversion ratio to reflect the number of shares of Fuwei issued in the reverse acquisition.

Baijiayun Group Ltd Equity

Class A Ordinary Shares

The Company is authorized to issue 20,000,000 shares of Class A ordinary shares, par value of $0.002 per share. Upon completion of the Merger, the Company issued 259,361 Class A ordinary shares to shareholders of BJY. At the same time, the outstanding ordinary shares of Fuwei immediately before the completion of the Merger were recapitalized as 32,658 Class A ordinary shares.

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

During the year ended June 30, 2023, the Company issued 1,278 in connection with the acquisition of non-controlling interest of Beijing Deran, and 18,046 Class A ordinary shares in connection with the acquisition of Beijing Hydrogen, respectively.

In June 2023, 10,000 Class B ordinary shares was converted into 10,000 Class A ordinary shares of the Company.

From December 2024 to June 2025, 187,201 Class A Ordinary Shares were issued to the investors of the Convertible Notes upon conversion (see Note 12).

As of June 30, 2026 and 2025, there were 885,033 and 852,088 Class A shares outstanding, respectively, after giving retrospective effects of reverse splits and recapitalization on equity due to reverse acquisition.

Class B Ordinary Shares

The Company is authorized to issue 23,000,000 shares of Class B ordinary shares, par value of $0.002 per share. Upon completion of the Merger, the Company issued 545,840 Class B ordinary shares, which includes 74,061 Class B ordinary shares, after giving effect of share conversion in relation to the Merger, reserved for 2021 Share Incentive Plan and held by Duo Duo International Limited (“Duo Duo”). Duo Duo is not entitled to rights and benefits as Class B ordinary shareholder in relation to the shares mentioned above, except to exercise shareholder right corresponding to the Company’s instruction from time to time. As such, the 74,061 Class B ordinary shares reserved was not deemed outstanding for accounting purposes.

In June 2023, 10,000 shares was converted into 10,000 shares of the Company.

In July 2023, 163,895 Class B ordinary shares were converted into same number of Class A ordinary shares. The conversion did not cause change of control of the Company.

As of June 30, 2026 and 2025, there were 297,885 shares Class B ordinary shares outstanding, after giving retroactive effects of recapitalization on equity due to reverse acquisition and reverse stock splits of 1-for-5 in May 2024 and 1-for-20 in May 2025.

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

As of June 30, 2026 and 2025, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries set aside statutory reserves amounted to $1,104,322 and $1,117,828, respectively.

As of June 30, 2026 and 2025, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, of $ 68,374,577 and $66,388,083, respectively.

15 -	INCOME TAX

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

Entities qualifying as High and New Technology Enterprise are eligible for a preferential tax rate of 15% with High and New Technology Enterprise certificate effective for a period of three years. Wuhan BaijiaYun qualified as a High and New Technology Enterprise in 2019 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2019 through 2028. Beijing Hydrogen qualified as a High and New Technology Enterprise in 2021 and enjoys the preferential income tax rate of 15% for the tax years ended on October 25, 2021 through 2026.Wuhan Qiyunshilian qualified as a High and New Technology Enterprise in 2022 and enjoys the preferential income tax rate of 15% for the tax years ended on November 9, 2022 through 2028.

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB1.0 million are eligible for a preferential tax rate of 5% for the tax years ended on December 31, 2020, a preferential tax rate of 2.5% for the tax years ended on December 31, 2021 and 2022, and a preferential tax rate of 5% for the tax year ended on December 31, 2023. For the tax years ended on December 31, 2020, Nanjing BaiJiaYun, was recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2020, BaiJiaYun Information Technology and Baijia Cloud Technology was recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2021, Guizhou BaiJiaYun, Baijiayun Digital Technology, Xi’an BaiJiaYun, Henan BaiJiaYun, and BaiJiaYun WFOE, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%. For the tax year ended on December 31, 2022, Guizhou BaiJiaYun, Baijiayun Digital Technology, BaiJiaYun WFOE, Nanning Baishilian, Shanghai BaiJiaYun, Guangxi Weifang, Guangxi Chuanghe, Guangxi Hengsheng, Nanjing Baishilian, Xi’an BaiJiaYun, Henan BaiJiaYun were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%. For the tax year ended on December 31, 2023, Guizhou BaiJiaYun, Baijiayun Digital Technology, BaiJiaYun WFOE, Nanning Baishilian, Shanghai BaiJiaYun, Guangxi Weifang, Guangxi Chuanghe, Guangxi Hengsheng, Nanjing Baishilian, Xi’an BaiJiaYun, Henan BaiJiaYun, Baijia Yunlong, Zhejiang BaiJiaYun and Zhejiang WFOE were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2024, Guizhou BaiJiaYun, Baijiayun Digital Technology, BaiJiaYun WFOE, Nanning Baishilian, Shanghai BaiJiaYun, Guangxi Weifang, Guangxi Chuanghe, Guangxi Hengsheng, Nanjing Baishilian, Xi’an BaiJiaYun, Baijia Yunlong,Beijing Hydrogen, and Beijing Deran were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%.

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

The income tax expenses for the years ended June 30, 2026, 2025 and 2024 were comprised of the following:

	For the Years Ended June 30,
	2026	2025	2024
Current income tax expense	$1,040	$7,654	$1,217,570
Deferred income tax expense (benefit)	900,775	(4,274,542)	(1,413,789)
Income tax expense (benefit)	$901,815	$(4,266,887)	$(196,219)

The reconciliation between the statutory income tax rate and the Company’s effective tax rate for the years ended June 30, 2025 and 2024 is as follows:

	2025	2024
Statutory tax rate	25.00%	25.00%
Effect of tax holiday and preferential tax benefit	(23.79)%	(26.79)%
Effect of research and development credits	(20.10)%	52.31%
Effect of other non-deductible expenses	(0.21)%	(0.43)%
Effect of disposal of interest in VIE	—	—
Effect of change in valuation allowance	(0.00)%	(49.10)%
Effective tax rate	(19.10)%	0.99%

Upon adoption of ASU 2023-09, as described in Note 2, reconciliation of the PRC statutory income tax rate and the Company’s effective income tax rate for the year ended June 30, 2026 is as follows:

	For the years Ended June 30, 2026
	Amount	%
Chinese mainland statutory income tax	1,340,573	25.00%
Other jurisdictions’ tax effects	—	—
Cayman-Statutory tax rate difference	(224,193)	(4.10)%
Hong Kong- Statutory tax rate difference	16,442	0.30%
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of cross-border tax laws	—	—
Tax credits	—	—
Changes in valuation allowance	837,125	15.32%
Non-taxable or non-deductible items
Effect of disposal of interest in VIE	987,300	18.07%
Others	37,159	0.68%
Changes in unrecognized tax benefits	—	—
Preferential tax rates and tax holiday	(969,294)	(18.21)%
Super Deduction	—	—
Effect of research and development credits	(1,123,297)	(20.56)%
Effective tax rate	901,815	16.50%

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	For the Years Ended June 30,
	2026	2025
Deferred tax assets
Allowance for doubtful accounts receivables and other receivables	$3,414,879	$4,577,472
Net operating loss carrying forwards	6,457,758	12,435,377
Share-based compensation	3,607,362	3,639,981
Unrealized profit	4,038,924	4,078,848
Others	—	51,774
Total deferred tax assets	17,518,923	24,783,452
Less: Valuation allowance	(12,563,564)	(17,462,079)
Total deferred tax assets, net	4,955,359	7,321,373
Deferred tax liabilities
Intangible assets recognized from acquisition	(450,348)	(494,725)
Total deferred tax liabilities, net	$(450,348)	$(494,725)

The rollforward of valuation allowance of deferred tax assets is as follows:

	June 30,	June 30,	June 30,
	2026	2025	2024
Balance at beginning of the year	$17,462,079	$17,604,415	$10,497,506
Additions of valuation allowance	837,125	(368,665)	7,451,427
Effect of disposal of interest in a VIE and its subsidiaries	(6,534,338)	—	—
Foreign currency translation adjustments	798,698	226,329	(344,518)
Balance at end of the year	$12,563,564	$17,462,079	$17,604,415

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

The amount of cumulative net operating loss in 2026 and the year of expiration are as follows:

		Earliest year of
		expiration
	Amount	if not utilized
Tax jurisdiction
PRC	$48,983,901	2027
Hong Kong	$3,424,793	No expiration

Uncertain Tax Position

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years ended on December 31, 2021 through 2025 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

16 -	NET INCOME/ (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended June 30, 2026, 2025 and 2024:

	For the Years Ended June 30,
	2026	2025	2024

Numerator:
Net income/ (loss) attributable to the Company’s ordinary shareholders-basic	$4,430,865	$(16,107,390)	$(81,854,633)
Dilution impact of the convertible notes	—	—	—
Net income/(loss) attributable to ordinary shareholders – basic and diluted	$4,430,865	$(16,107,390)	$(81,854,633)
Denominator:
Weighted average ordinary shares outstanding – basic (1)(2)(3)	1,176,370	1,033,554	962,772
Effects of dilutive securities:
Dilutive share options and RSUs	244,681	—	—
Convertible notes	—	—	—
Weighted average ordinary shares outstanding – diluted (1)(2)(3)	1,421,051	—	—
Net income/ (loss) per share – basic	$3.77	$(15.58)	$(85.02)
Net income/ (loss) per share -diluted	$3.12	$(15.58)	$(85.02)

(1)	After giving retrospective effects of the 1-for-20 reverse stock split effective on May 13, 2025.

(2)	The basic weighted average ordinary share outstanding also includes share warrants to subscribe for 179,649 Class A ordinary shares as the share warrants accord the holders with all rights and obligations attached to the Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as shareholders of the Company.

(3)	According to the M&A, Class A and Class B ordinary shares shall rank pari passu and have the same rights, preferences, privileges and restrictions, except for the voting rights, where each share of Class B ordinary shares shall have 15 votes and each share of Class A ordinary shares shall have one vote, and the conversion rights, where each share of Class B ordinary shares shall be convertible into one share of Class A ordinary shares, whereas Class A ordinary shares are not convertible into Class B ordinary shares. As such, the weighted average ordinary shares outstanding represents the combined number of Class A and Class B ordinary shares.

Basic and diluted income/ (loss) per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year.

17 -	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 9.

The total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office as of June 30, 2026 are payable as follows:

Lease Commitment
Within 1 year	3,908
1-2 years	-
Total	3,908

From time to time, the Company may be involved in various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2026 and 2025 except for the guarantee the Company provided to Nanjing Baishi Cloud Technology Co., Ltd. (“Nanjing Baishi Cloud”).

18 -	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 23, 2026, which is the date when the consolidated financial statements are available to be issued.

19 -	PARENT ONLY FINANCIAL STATEMENTS

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

Condensed balance sheets of the parent company

	As of June 30,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$4,744	$8,092,529
Total current assets	4,744	8,092,529

Investments in subsidiaries, VIE and VIE’s subsidiaries	—	—
Due from subsidiaries, VIE and VIEs’ subsidiaries	23,945,679	11,628,591
Total non-current assets	23,945,679	11,628,591
Total assets	$23,950,423	$19,721,120

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Due to subsidiaries, VIE and VIE’s subsidiaries	$2,117,669	$2,107,016
Convertible notes payable, current	4,950,000	-
Total current liabilities	7,067,669	2,107,016
Convertible notes payable, non-current	-	4,692,105
Total non-current liabilities	-	4,692,105
Total liabilities	7,067,669	6,799,121

Shareholders’ equity
Class A ordinary shares (par value $0.002 per share; 20,000,000 shares authorized, 885,033 and 852,088 shares issued and outstanding as of June 30, 2026 and 2025, respectively) (1)	1,770	1,704

Class B ordinary shares (par value $0.002 per share; 23,000,000 shares authorized, 297,885 and 297,885 shares issued and outstanding as of June 30, 2026 and 2025, respectively) (1)	596	596

Additional paid-in capital	135,623,969	136,595,192
Statutory reserve	1,104,322	1,117,828
Accumulated deficit	(117,874,432)	(122,305,327)
Accumulated other comprehensive loss	(1,973,471)	(2,487,994)
Total shareholders’ equity attributable to controlling interest	16,882,754	12,921,999
Total liabilities and shareholders’ equity	$23,950,423	$19,721,120

(1)	Retrospectively restated for the 1-for-20 reverse stock split effective on May 13, 2025.

Condensed statement of comprehensive loss

	For the year ended June 30,
	2026	2025
Operating expenses
General and administrative expenses	$(634,219)	$(304,578)
Interest expense	(257,895)	(542,105)
Total operating expenses	(892,114)	(846,683)
Loss from operations	(892,114)	(846,683)

Gain/ (loss) from investment in subsidiaries	634,219	(15,802,813)

Net loss	(257,895)	(16,649,496)
Other comprehensive income/ (loss)
Foreign currency translation adjustments	514,523	220,951
Total comprehensive income/ (loss)	256,628	(16,428,545)
Comprehensive income/ (loss) attributable to ordinary shareholders	$256,628	$(16,428,545)

Condensed statement of cash flows

	For the year ended June 30,
	2026	2025
Net cash (used in)/provided by operating activities	$(8,087,785)	$113,809
Net cash used in investing activities	$—	$—
Net cash provided by financing activities	$—	$6,580,000
Net (decrease)/ increase in cash, cash equivalents and restricted cash	$(8,087,785)	$6,693,809
Cash, cash equivalents and restricted cash at beginning of the year	$8,092,529	$1,398,720
Cash, cash equivalents and restricted cash at end of the year	$4,744	$8,092,529